Form 20-F/A
MICROMEM TECHNOLOGIES INC
filed 2003-05-20
CIK 1085921

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________

FORM 20-F/A

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

ITEM 18                FINANCIAL STATEMENTS

                Not Applicable

ITEM 19.               EXHIBITS

The following exhibits are filed as part of this registration statement and attached hereto:

Exhibit No. 1	Articles of Incorporation of Micromem Technologies Inc. and amendments thereto in effect as of January 11, 2000, (Incorporated herein by reference to the Company's Form 20-F/A filed with the Commission on January 11, 2000).

Exhibit No. 2	Articles of Amendment of Micromem Technologies Inc. dated as of October 17, 2001 amending the Articles of Micromem Technologies Inc. to increase the number of directors to a minimum of three and a maximum of ten and to authorize the directors to set the number of directors within the minimum and maximum

Exhibit No. 3	Articles of Amendment of Micromem Technologies Inc. dated as of June 24, 2002 amending the Articles of Micromem Technologies Inc. to increase the number of directors to a minimum of 3 and a maximum of 12 and to authorize the directors to set the number of directors within the minimum and maximum;

Exhibit No. 4	By-Laws of Micromem Technologies Inc. in effect as of January 11, 2002, (Incorporated herein by reference to the Company’s Form 20-F/A filed with the Commission on January 11, 2000);

Exhibit No. 5	Amendment to the By-Laws of Micromem Technologies Inc. approved by shareholders on June 29, 2000, deleting the requirement from the By-Laws that the President shall be appointed from amongst the directors;

Exhibit No. 6*	Research Collaboration Agreement among Micromem Technologies Inc., the University of Toronto, Dr. Harry Ruda and Materials and Manufacturing Ontario dated October 24, 2002 (referred to in this Annual Report at Item 4.B – Business Overview – Recent Developments);

Exhibit No. 7	Asset Purchase Agreement among Micromem Technologies Inc., Pageant Technologies Incorporated, Estancia Limited and Richard Lienau dated December 10, 2000 (referred to in this Annual Report at Item 4.B – Business Overview – Recent Developments), (Incorporated herein by reference to the Company’s Form 40-F filed with the Commission on February 2, 2001);

Exhibit No. 8	Technology Development Agreement among Pageant Technologies Incorporated, Estancia Limited and Richard Lienau dated March 9, 2001 (referred to in this Annual Report at Item 4.B – Business Overview – Recent Developments), (Incorporated herein by reference to the Company’s Form 40-F filed with the Commission on February 2, 2001);

Exhibit No. 9	Infrastructure Agreement between Micromem Technologies Inc. and the University of Toronto dated November 1, 2002 (referred to in this Annual Report at Item 4. B - Business Overview - Recent Developments);

*	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

Exhibit No. 99.1	Certification pursuant to 18 USC SS.1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit No. 99.2	Certification pursuant to 18 USC SS.1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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

Dated:   May 20, 2003.

[1] VEMRAMä is a trade-mark of Memtech International Inc., a Bahamas corporation wholly-owned by Micromem, and is used under license by Micromem and other corporations affiliated with Micromem.

[2] HEMRAMä is a trade-mark of Memtech International Inc., a Bahamas corporation wholly-owned by Micromem, used under license by Micromem and other corporations affiliated with Micromem.

CERTIFICATIONS

I, Joseph Fuda, Chief Executive Officer, certify that:

1,	I have reviewed this annual report on Form 20-F of Micromem Technologies Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

	a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b.	evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

	c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

	a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

	b.	any fraud, whether or not material, that involved management or other employees who have a significant role in the registrant's internal controls; and

6.	The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 18, 2003	s/Joseph Fuda
Joseph Fuda Chief Executive Officer

CERTIFICATIONS

I, Antonio Lopes, Chief Executive Officer, certify that:

1,	I have reviewed this annual report on Form 20-F of Micromem Technologies Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

	a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b.	evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

	c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

	a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

	b.	any fraud, whether or not material, that involved management or other employees who have a significant role in the registrant's internal controls; and

6.	The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 18, 2003	s/Antonio Lopes
Antonio Lopes Chief Financial Officer