Form 20-F
MICROMEM TECHNOLOGIES INC
filed 2004-03-19
CIK 1085921

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

                                                                                                                        None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report

                                                                                                                        48,732,187 Common Shares

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

                                                                                                                        Item 17X         Item 18

PART I

INTRODUCTION

Abbreviations

        Reference throughout this document to Micromem Technologies Inc. ("Micromem") and/or its affiliates may be made through abbreviated forms of their respective names. See "Item 4. Information on the Company - C. Organizational Structure" for a summary of these abbreviated names.

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

ITEM 1.         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

            Not Applicable

ITEM 2.         OFFER STATISTICS AND EXPECTED TIMETABLE

            Not Applicable

ITEM 3.         KEY INFORMATION

A.        Selected Financial Data

            The following table sets forth selected consolidated financial data of the Company in Unites States dollars as of and for each of the five fiscal years ended October 31, 2003. The selected consolidated financial data has been derived from the audited consolidated financial statements of the Company. All information contained in the following table should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto and "Item 5 - Operating and Financial Review and Prospects", included elsewhere in this Form.

Selected balance sheet information

Years ended October 31,
	2003	2002	2001	2000	1999
Working capital (deficiency)	$ 100,670	$ 985,551	$ 3,455,108	$ 1,076,127	$ (3,173,096)
Capital Assets	3,768	98,654	336,839	381,125	55,097
Total Assets	350,138	1,583,422	14,454,470	2,219,987	585,327
Shareholder's equity (deficiency)	104,438	1,391,903	14,124,918	1,684,775	(3,095,695)

Selected statement of operations and deficit information
Years ended October 31,
	2003	2002	2001	2000	1999
Interest & other income	$ (20,121)	$ (165,892)	$ (196,520)	$ (140,231)	$ (1,303)
Research and development	490,914	1,601,624	2,212,679	1,205,777	455,288
General and administrative expenses	621,050	1,319,528	2,492,386	6,168,810	4,753,802
Write-down of royalty rights	-	10,000,000	-	-	-
Write-down of patents and trademarks	299,820	-	-	-	-
Loss (gain) on disposal of assets	58,302	13,292	(6,134)	-	-
Loss before income taxes	1,449,965	12,768,552	4,529,411	7,234,356	5,207,787
Provision for income taxes (recovery)	-	(35,537)	30,214	25,000	-
Net loss	1,449,965	12,733,015	4,559,625	7,259,356	5,207,787
Loss per share-basic & diluted	0.03	0.27	0.10	0.19	0.14
Weighted average number of basic and diluted shares	47,061,810	46,396,799	44,163,669	38,763,920	36,213,319

Reconciliation between Canadian GAAP and U.S. GAAP:

            The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP which, in the case of the Company, conform in all material respects with U.S. GAAP, except for those items disclosed in note 16 to the notes to the Consolidated Financial Statements.

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

	2003	2002	2001	2000	1999
High for period	0.7738	0.6654	0.6711	0.6984	0.6916
Low for period	0.6350	0.6179	0.6293	0.6527	0.6421
End of period	0.7738	0.6339	0.6294	0.6568	0.6797
Average for period	0.7200	0.6368	0.6493	0.6779	0.6678

            The following table sets forth, for each period indicated, the high and low exchange rates for United States dollars expressed in Canadian dollars on the last day of each month during such period, based on the Noon Buying Rate.

	February 2004	January 2004	December 2003	November 2003	October 2003	September 2003
High	1.2692	1.2692	1.2924	1.2973	1.3038	1.3472
Low	1.3440	1.3339	1.3397	1.3359	1.3382	1.3877

            On March 19, 2004, the noon buying rate for one Canadian dollar as quoted by the Federal Reserve Bank of New York (US $1.00 = CDN $1.3310).

B.         Capitalization and Indebtedness

            Not Applicable.

C.         Reasons for the Offer and Use of Proceeds

            Not Applicable.

D.         Risk Factors

            The Company and the Company's investors face a number of significant risks, which are described below.

            Going Concern

            There is substantial doubt about the Company's ability to continue as a going concern because of the substantial losses incurred in the development stage. In addition the Company is still in the development stage and it will be necessary to raise additional funds for the continuing development, testing and commercial exploitation of its technologies. The sources of these funds have not yet been identified and there can be no certainty that sources will be available in the future. As such, the realization of the Company's assets and discharge of its liabilities is subject to significant uncertainty.

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

            The Company may be materially affected by aggressive competition as the memory and data storage industry is highly competitive, and customers make their decisions based on a number of competitive factors, including the following:

            • Functionality

            • Technology

            • Performance

            • Reliability

            • System scalability

            • Price

            • Quality

            • Product availability

            • Customer service

            • Brand recognition

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

Because Much of the Company's Success and Value Depends On Its Ownership and Use of Intellectual Property, the Company's Failure to Protect That Property Could Adversely Affect Its Future Growth and Success

            The Company's success will depend on its ability to protect its intellectual property. The Company relies primarily on patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect its proprietary technologies and processes. Despite its efforts to protect its proprietary technologies and processes, unauthorized parties may attempt to copy or otherwise obtain and use its products or technology without authorization, develop similar technology independently or design around its patents. Policing unauthorized use of the Company's products is expensive and difficult, and the Company cannot be certain that the steps it has taken will prevent misappropriation or infringement of its intellectual property.

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

            Issuance of Additional Securities and Dilution

            The board of directors of Micromem has the authority to issue additional Common Shares or other securities of the Company without the prior consent or vote of the Company's shareholders. The issuance of additional Common Shares may have the effect of diluting the proportionate equity interest and voting power of holders of Shares.

            Dependence on Key Personnel

            The senior managers and employees of the Company are Salvatore Fuda, who serves as the Chairman and Joseph Fuda, who serves as the Chief Executive Officer. Dr. Harry Ruda, and a number of researchers forming the team that he oversees, are key technical personnel, engaged pursuant to research collaboration agreements between the Company and the University of Toronto. The Company's success will depend on its ability to retain certain of its senior management and key technical personnel. It will also depend, to a large extent, on its ability to attract and retain additional highly skilled personnel in the future.

            The Company may be materially affected by global economic and political conditions

            The Company's ability to generate revenue may be adversely affected by the prevailing uncertainty of the global economy. The Company does not currently anticipate any significant improvement in new technology spending during 2004. During 2002 and 2003, the Company implemented various cost-saving measures to help mitigate the adverse effects of the slowdown in the global economy. The Company cannot provide any assurance that a prolonged economic downturn, particularly as it affects the technology sector, will not have additional adverse effects on the Company's financial condition, results of operations, or our ability to generate revenue. Furthermore, the Company cannot provide any assurance that our cost-saving measures will be successful or sufficient to allow the Company to commence generating revenues in future periods because revenues will be dependent, among other things, upon on completion of the development of the Company's technologies and procuring of revenue generating contracts.

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

            Foreign Exchange Risks

            Because we have historically raised funding in U.S. dollars, and our costs are denominated in Canadian dollars we may be subject to foreign exchange risks. A decrease in the value of either of the U.S. dollar relative to the Canadian dollar could affect our burn rates and potential profitability. We do not currently hold forward exchange contracts or other hedging instruments to exchange foreign currencies for U.S. dollars to offset currency rate fluctuations.

            Trading Activity in our Stock may be Reduced

            Broker-dealer practices in connection with transactions in "penny stocks" are regulated by penny stock rules adopted by the Securities and Exchange Commission. Penny stocks, like shares of our common stock, generally are equity securities with a price of less than $5.00 (other than securities registered on some national securities exchanges or quoted on Nasdaq). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, broker-dealers who sell these securities to persons other than established customers and "accredited investors" must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. Consequently, these requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security subject to the penny stock rules, and investors in our common stock may find it difficult to sell their shares.

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

            The primary asset of Pageant International was an undivided 50% interest in patents, issued in the United States and Europe, with a corresponding application in Japan, for nonvolatile random access memory technology which was, at the time, called MAGRAM and which is, today, called VEMRAM™ (the "VEMRAM™ Patents"). The VEMRAM™ technology also includes certain improvements to the VEMRAM™ Patents, many of which are the subject of pending patent applications. The undivided 50% interest in the VEMRAM™ Patents was originally conveyed to Ataraxia Corp. by Estancia Limited, a company incorporated under the laws of the Turks & Caicos Islands ("Estancia"), pursuant to a Joint Ownership and Licensing Agreement dated September 17, 1997 (the "Joint Ownership and Licensing Agreement") which Ataraxia Corp. assigned to Pageant International on October 22, 1997 with the written consent of Estancia. In addition to the undivided 50% interest in the VEMRAM™ Patents, under the Joint Ownership and Licensing Agreement Pageant International was granted an exclusive worldwide license to develop, manufacture and sell the VEMRAM™ technology. The Joint Ownership and Licensing Agreement requires Pageant International to pay Estancia or its nominee a royalty of 40% of the gross profits less expenses agreed by the parties for each technology license sold. Additionally, Pageant International would be required to pay Estancia Limited 40% of any per unit royalty received by Pageant less properly documented reasonable expenses directly related to the obtaining of those royalties and as agreed by the parties in writing.

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

            See "Item 4. Information on the Company - B. Business Overview - Recent Developments - Agreement to Purchase Estancia Interests".

            The acquisition of Pageant International was treated as a reverse takeover for accounting purposes. A reverse takeover is deemed to have occurred when a company uses so much of its voting stock to purchase another company that the former stockholders of the acquired company could be said to have ended up controlling the company doing the acquiring. In the case of the purchase of Pageant International by Micromem, the two former shareholders of Pageant International ended up with a greater number of voting shares than did the pre-acquisition Micromem shareholders and therefore have been deemed to have apparent control. The consolidated financial statements of Micromem are presented as a continuation of the financial position and results of Pageant International, even though Micromem remains the legal parent and Pageant International remains the legal subsidiary. The primary consequence of the application of this treatment to the acquisition is that the patent rights are recorded at $100, the historical value at which they were carried on the Pageant International balance sheet.

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

            Under the Purchase Agreement which closed on March 9, 2001, Pageant International agreed to pay a purchase price of $50.0 million (the "Purchase Price") to Estancia, as follows:

_________________________

1VEMRAM™ is a trade-mark of Memtech International Inc., a Bahamas corporation whooly-owned by Micromem, and is used under license by Micromem and other corporations affiliated with Micromem.

i.

$10.0 million was paid on closing (after receipt of regulatory approvals), in the form of 2,007,831 common shares of Micromem (or $8.0 million worth of Micromem's common shares ("Micromem Shares") based on the close price on the closing date, being $3.98 per share) and $2.0 million in cash;

ii.

$20.0 million, would be paid if and when either: (a) certification is received from Honeywell Federal Manufacturing & Technologies that fully integrated, randomly addressable memory matrices of VEMRAM™ technology have met certain stipulated performance standards, or (b) Micromem or any of its affiliates executes a definitive agreement for the sale or licensing of the VEMRAM™ technology to an arm's length third party for any commercial purposes other than testing or evaluation of the technology; payable in the form of cash and Micromem Shares to be determined by Pageant International provided that a minimum of 50% of the $20.0 million shall be paid in Micromem Shares valued at the close of trading on the date of such certification receipt, sale or licensing; and

iii.

$20.0 million, would be paid if and when Micromem or any of its affiliates executes a definitive agreement for the sale or licensing of any technology (including the VEMRAM™ Technology) owned by Micromem to an arm's length third party for any commercial purposes other than testing or evaluation of the technology; payable in the form of cash and Micromem Shares to be determined by Pageant International provided that a minimum of 50% of the $20.0 million shall be paid in Micromem Shares valued at the close of trading on the date of execution of the license.

            Notwithstanding the provisions triggering the two $20.0 million payments (the "Trigger Events"), Pageant International had the right to pay any portion or all of the Purchase Price at any time following the Closing Date through a combination of cash and a number of common shares of Micromem, provided that a minimum of 50% of such payment shall be through the issuance of common shares of Micromem.

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

            Pursuant to the Purchase Agreement, because one or both of the Trigger Events did not occur prior to three years following the Closing Date, on March 9, 2004, Pageant International was deemed to have conveyed a 40% undivided interest in the VEMRAM™ Patents, and to have granted a 32% gross profits royalty (as described below), to Estancia, where the proportionate interest was calculated as the ratio of the portion of the Purchase Price remaining unpaid (being $40.0 million) at such date over $50.0 million. Consequently, Pageant International owns a 60% interest in the VEMRAM™ Patents and would be required to pay Estancia royalties equal to 32% of: (a) the gross profit, less expenses agreed to by the parties, for each license of the VEMRAM™ Patents sold or otherwise transferred by Pageant International; and (b) the amount of any unit royalty received by Pageant International as a result of the license or sale of the VEMRAM™ Patents less properly documented reasonable expenses directly related to the obtaining of said royalties. Accordingly, by virtue of the deemed assignment of the 40% undivided interest in the VEMRAM Patents and grant of the 32% royalty to Estancia, Pageant International's obligations to pay the amounts described in paragraphs (ii) and (iii) above have been satisfied.

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

            At the annual meeting of shareholders of Micromem held on June 6, 2003, Salvatore Fuda, Stephen Fleming, Charles Harnick, George Kennedy, Andrew Brandt, Manoj Pundit, Joseph Fuda, David Sharpless and Steven Van Fleet were elected as directors of Micromem. The terms of all previously elected directors ended on such date. Messrs. Salvatore Fuda, Joseph Fuda, Manoj Pundit and Antonio Lopes continue to hold their respective offices, as described above, at the date of this Form 20F.

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

            Until August 2002, Micromem was pursuing the development of its two unique memory technologies (collectively, the "Company's Technology"): (i) a memory design with the magnetic bit aligned horizontally to the substrate (known as "HEMRAM™ "); and (ii) a memory design with the magnetic bit aligned vertically to the substrate ("VEMRAM™ "). Commencing July 2002, Micromem outsourced its magnetic memory research and development to the University of Toronto and Dr. Harry Ruda.

            On October 24, 2002, Micromem entered into a 2-year research collaboration agreement ("U of T Research Collaboration Agreement") with Materials and Manufacturing Ontario ("MMO"), the University of Toronto, and Dr. Harry Ruda, Chair Professor in Nanotechnology. Through the collaboration, Micromem will continue its involvement in the research and development of magnetic memory technology, which will be carried out by a highly skilled research team headed and assembled by Dr. Ruda. Under the agreement, Micromem and MMO will each provide $174,864 (CDN $272,000) of funding and the combined $349,728 (CDN $544,000) will be used to cover the operating expenses of the research collaboration over a term of two years. Under the agreement, Micromem will maintain its ownership of its portfolio of patents and intellectual property to date.

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

____________________

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

            Micromem's vertical element magnetic memory technology, VEMRAM™ , uses a novel hybrid Hall effect MRAM scheme which utilizes out-of-plane magnetization induced by vertically oriented high-aspect-ratio ferromagnetic posts. The VEMRAM™ cell comprises two parts: a high-aspect-ratio ferromagnetic storage post or "bit" (memory element) and a patterned high-mobility thin film Hall sensing element (InAs or InSb) underneath the bit. The bit is vertically positioned or normal to the probe surface, which is necessary to suppress so-called "N" rotation, a tendency for the magnetic field in a ferromagnet to rotate away from its set direction under the influence of an external perturbing magnetic field. The memory bits and driving circuits can be directly constructed on a wafer where Hall sensors have already been produced by direct implantation or by epitaxial growth and patterned etching. In the writing operation, each bit is coerced to change its magnetic states by the drive current flowing along the surrounding single-turn electrical loop. When the drive current is reversed, the remnant state switches from one state to the other to store a new binary number. The reading process remains essentially the same as in the in-plane magnetization arrangement.

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

            Recent Developments

            In December 2003, the Company completed Unit private placements to two Canadian private investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. Under the private placements, the Company received $33,000 as subscription proceeds for the sale and issue of 300,000 Units. Each Unit consists of one Common Share and one Series A Warrant. Each Series A Warrant entitles the holder to purchase one Common Share and one Series B Warrant for $0.11 until expiry 12 months from the date of issue. Each Series B Warrant entitles the holder to purchase one additional Common Share for $0.11 until expiry 12 months from the date of issue.

            In December 2003, the Company also completed a Unit private placement to one Canadian private investor pursuant to prospectus and registration exemptions set forth in applicable securities laws. Under the private placement, the Company received $40,000 as subscription proceeds for the sale and issue of 500,000 Units. Each Unit consists of one Common Share and one Series A Warrant. Each Series A Warrant entitles the holder to purchase one Common Share and one Series B Warrant for $0.08 until expiry 12 months from the date of issue. Each Series B Warrant entitles the holder to purchase one additional Common Share for $0.08 until expiry 12 months from the date of issue.

            On November 12, 2003, the Company entered into a second 2-year research collaboration agreement ("Second U of T Research Agreement") with Materials and Manufacturing Ontario ("MMO") and the University of Toronto. Through the collaboration, the Company has continued its involvement in the research and development of magnetic memory technology, carried out by a highly skilled research team headed and assembled by Dr. Harry Ruda. Under the agreement, which has a term of two years commencing on the date of the agreement, the Company has committed to providing $56,130 (CDN $81,000) per year in cash and $30,770 (CDN $44,400) per year of in kind contributions and MMO has committed to providing $58,900 (CDN $85,000) in cash. The combined cash contributions of the Company and MMO, $230,060 (CDN $332,000), will be used to cover the operating expenses of the research collaboration over a term of two years. MMO's funding of $117,800 (CDN $170,000) (or $58,900 (CDN $85,000) per year) will be paid directly to the University of Toronto and therefore is not reflected in the Company's financial statements. Under the agreement, the Company maintains its ownership of its portfolio of patents and intellectual property that was developed prior to or outside the scope of the agreement.

            In August 2003, the Company completed Unit private placements to two Canadian private investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. Under the private placements, the Company received $162,500 as subscription proceeds for the sale and issue of 2,031,250 Units. Each Unit consists of one Common Share and one Series A Warrant. Each Series A Warrant entitles the holder to purchase one Common Share and one Series B Warrant for $0.08 until expiry 12 months from the date of issue. Each Series B Warrant entitles the holder to purchase one additional Common Share for $0.08 until expiry 12 months from the date of issue.

            On March 1, 2003, the Company entered into an Equipment Transfer Agreement with the University of Toronto. Under the terms of this agreement, the Company conveyed equipment having an estimated value of $200,000 (CDN $297,600) to the University for incorporation into the University's magnetic memory facility for the research and development and fabrication of magnetic memory.

            On December 10, 2002, the Company entered into a Collaborative Research Agreement with Communications and Information Technology Ontario ("CITO"), the University of Toronto and Dr. Harry Ruda, Professor of Physics at the University of Toronto. Under the terms of the agreement, over a period of two years the Company is required to contribute $63,750 (CDN $92,000) and $67,632 (CDN $97,600) of in-kind contribution and, CITO is required to contribute $215,430 (CDN $308,000) for research into "High Density Magnetic Memory Device Development". In consideration of such contribution, CITO shall receive a royalty based on revenues received from the sale of products incorporating intellectual property developed under this collaboration agreement for the remaining life of patents issued in connection with such intellectual property.

            On November 1, 2002 ("effective date"), Micromem entered into an Infrastructure Agreement with the University of Toronto, to fund the assembly of a facility for research and development and fabrication of Magnetic Memory ("MMF"). Under the terms of the agreement, Micromem has committed to contribute $249,463 (CDN $360,000) in cash to fund the direct costs of MMF. The sum is payable to University of Toronto as follows:

i.         $83,154 (CDN $120,000) on execution of agreement, which was paid;
ii.        $83,154 (CDN $120,000) at end of the two months following the effective date, which was paid; and
iii.       $83,155 (CDN $120,000) at end of the four months following the effective date, which was paid.

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

C.         Organizational Structure

            Micromem has one wholly-owned subsidiary whose total assets constitute more than 10% of the consolidated assets of Micromem for the most recent fiscal year: Pageant Technologies Incorporated ("Pageant International"), which was incorporated under the laws of the Turks & Caicos Islands and continued to Barbados on May 25, 2001, in turn has a wholly-owned subsidiary, Pageant Technologies (USA) Inc. ("Pageant USA"), a corporation incorporated in the State of Utah, USA. Micromem has a second wholly-owned subsidiary, Memtech International Inc. ("Memtech International"), incorporated under the laws of the Bahamas, which in turn has a wholly-owned subsidiary, Memtech International (USA) Inc. ("Memtech USA"), a corporation incorporated in the State of Delaware, U.S.A. Micromem has a third wholly-owned subsidiary, Micromem Technologies B.V., ("Micromem BV"), incorporated under the laws of the Netherlands on January 16, 2001, which in turn had a subsidiary, Micromem Technologies S.p.A., ("Micromem Italy"), a corporation incorporated under the laws of Republic of Italy on January 25, 2001. Micromem Italy was dissolved pursuant to the laws of Italy on December 27, 2002. Micromem BV was dissolved pursuant to the laws of the Netherlands on August 11, 2003.

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

Micromem Technologies Inc. (Ontario, Canada)
Pagent Technologies Inc. (Barbados) 100% owned by Micromem	Memtech International Inc. (Bahamas) 100% owned by Micromem
Pageant Technolgoes (USA) Inc. (Utah, U.S.A.) 100% owned by Pageant	Memtech International (USA) Inc. (Delaware, U.S.A.) 100% owned by Memtech

D.         Property Plants and Equipment

            Micromem maintains its corporate headquarters in Toronto, Ontario, Canada. The space occupied by Micromem consists of 3,987 square feet of commercial office space and is occupied by Micromem pursuant to a lease that expires December 29, 2005.

            The research and development team headed by Dr. Harry Ruda conduct their research and development at facilities at the University of Toronto, which comprise both (i) equipment and tools and (ii) a new clean room and laboratory space.

            All facilities and equipment are owned by the University of Toronto and are being made available to the research and development team under Micromem's research collaboration agreements with the University of Toronto and an infrastrucuture agreement between the University of Toronto and Micromem.

ITEM 5.             OPERATING AND FINANCIAL REVIEW AND PROSPECTS

            This discussion and analysis of financial condition and results of operations for the years ended October 31, 2003, 2002, 2001 2000 and 1999 and should be read in conjunction with the consolidated financial statements and related notes in this report, which are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These principles differ in certain material respects from United States generally accepted accounting principles (U.S. GAAP). The differences as they affect the consolidated financial statements of the Company are described in Note 16 to the Company's 2003 consolidated financial statements.

A.        Operating Results

            The following table sets forth certain selected financial information of the Company:

Selected statement of operations and deficit information
	(all amounts in United States dollars)
	Years ended October 31,
	2003	2002	2001	2000	1999
Interest & other income	$ (20,121)	$ (165,892)	$ (196,520)	$ (140,231)	$ (1,303)
Loss for the period	1,449,965	12,733,015	4,559,625	7,259,356	5,207,787
Loss per share-basic & diluted	0.03	0.27	0.10	0.19	0.14

Selected balance sheet information
	(all amounts in United States dollars)
	Years ended October 31,
	2003	2002	2001	2000	1999
Working capital (deficiency)	$ 100,670	$ 985,551	$ 3,455,108	$ 1,076,127	$ (3,173,096)
Capital Assets	3,768	98,654	336,839	381,125	55,097
Total Assets	350,138	1,583,422	14,454,470	2,219,987	585,327
Shareholder's equity (deficiency)	104,438	1,391,903	14,124,918	1,684,775	(3,095,695)

Fiscal 2003 Compared to Fiscal 2002

            The Company had no operating revenue, its only activities being the development of its memory technologies. Its only income during 2003 was $20,121 (2002: $165,892) being principally interest income.

            Costs and expenses decreased 50% from $2,934,444 (excluding the $10 million write down of royalty rights) in 2002 to $1,470,086 in 2003.

            During the year, the Company expended $490,914 (2002: $1,601,624) related to its efforts on research and development of its memory technologies, representing 33.4% (2002: 54.6%) of total expenditures (excluding the royalty rights write down). The research and development expenses primarily consists of payments made under research agreements with the University of Toronto, Dr. Ruda and the funding agencies (CITO and MMO), as further detailed below.

            The Company paid $87,432 (CDN $136,175) against its commitment under the two year research collaboration agreement that it entered into in October 2002.

            Additionally, during 2003, the Company secured funding in connection with the magnetic memory research program from Communications and Information Technology Ontario (CITO). Under a Collaborative Research Agreement among Micromem, CITO, the University of Toronto and Dr. Harry Ruda, in the first year, CITO provided funding of $106,715 (CDN $154,000) and Micromem has contributed $31,875 (CDN $46,000).

            On March 1, 2003, Micromem entered into an agreement with the University of Toronto whereby, Micromem contributed equipment and supplies with an estimated value of $200,000. The equipment was previously used by Pageant Technologies (USA) Inc., at Pageant's former Kansas City Missouri lab facility, and had a book value of $58,302.

            The Company has also continued its efforts to reduce administrative expenses in all areas of operation. The Company continues to control costs performed by outside service providers by performing the work in-house. As a result of these efforts, general administration expenses decreased by 47.2% to $176,361 in 2003 from $333,964 in 2002; travel and entertainment decreased by 76.1% from $73,385 in 2002 to $17,508 in 2003.

            Professional fees increased by 15.3% to $303,222 in 2003 from $262,927 in 2002; which is reflected in Wages and salaries decrease of 80.0% to $112,437 in 2003 from $562,532 in 2002 as a result of reduced employee levels.

            Amortization of patents and trademarks commenced in 2002 amounting to an expense of $36,258 (2002: $31,338). During 2003, the Company wrote off $130,839 relating to discontinued Patents and Trademark applications. The Company also assessed the remaining patent and trademark applications registered in the United States and Canada and has expense the residual net book value of $168,981 to reflect the uncertain nature of future events. The Company continues to actively pursue and protect its patents registered in the United States.

            Micromem had a net loss of $1,449,965 for 2003 or $0.03 loss per share compared to a net loss of $12,733,015 or $0.27 per share for 2002. The effect on loss per share of the royalty write down in 2002 was $0.22 per share.

Fiscal 2002 Compared to Fiscal 2001

            The Company had no operating revenue, its only activities being the development of its memory technologies. Its only income during 2002 was $165,892 (2001: $196,520) being principally the interest it earned on excess funds deployed in short-term deposits and revenue generated through an engineering services contract.

            Costs and expenses have increased from $4,725,931 in 2001 to $12,934,444 in 2002. The increase includes a $10,000,000 write down of royalty rights, which, when excluded from costs and expenses would result in a decrease of 42.2% of costs and expenses when compared to similar costs and expenses in 2001.

            In March 2001, Micromem's wholly-owned subsidiary, Pageant International, purchased a 40% gross profits royalty ("Estancia Royalty") related to patents and patent applications for VEMRAMTM technology ("VEMRAM Patents") and the remaining 50% interest in the VEMRAMTM Patents and all rights, entitlements and interests held by Estancia Limited and Richard Lienau under the Joint Ownership and Licensing Agreement dated as of September 17, 1997 pursuant to an asset purchase agreement (the "Asset Purchase Agreement") among Micromem, Pageant International and Estancia Limited and Richard Lienau for a purchase price of $10 million (which was paid at closing) and a further maximum of $40 million to be paid upon certain stipulated milestones being met. During the year, the Company decided to restructure its operations by closing its research and development facility and adopted a plan to continue its research and development program through a research collaboration with the University of Toronto. Micromem determined that there was significant uncertainty that any amounts would have become payable in respect of the Estancia Royalty. Accordingly, it was determined that a write down of the Estancia Royalty rights in the amount of $10,000,000 was appropriate under current generally accepted accounting principles. Notwithstanding the write down, Micromem is committed to continue its research and development of magnetic memory technology through its research collaboration with the University of Toronto.

            During the year, the Company expended $1,601,624 (2001: $2,212,679) related to its efforts on research and development of its memory technologies, representing 57.9% (2001: 46.8%) of total expenditures (excluding the royalty rights write down). During the fourth quarter of 2002, Micromem entered into a two year research collaboration agreement whereby researchers at the University of Toronto will undertake the research and development of magnetic memory technology in collaboration with Micromem. Furthermore, Micromem was successful in obtaining matching funds from Materials and Manufacturing Ontario (MMO - a non profit organization) pursuant to a research collaboration agreement among Micromem, the University of Toronto, Dr. Harry Ruda and MMO. Over the two-year period, Micromem will provide $174,864 (CDN $272,250) with matching contributions from the MMO towards the research and development to be undertaken under the research collaboration. In the fourth quarter of 2002, Micromem paid $87,432 (CDN $136,175) against its commitment. Micromem will have the first right to an exclusive and perpetual worldwide sub-license for all uses of the technology developed under the collaboration. MMO will be entitled to receive a royalty on Micromem's manufacturing revenues from the sale of products incorporating the technology developed under the collaboration.

            The Company has also continued its efforts to reduce administrative expenses in all areas of operation. The Company's facilities in Lee's Summit have been closed and all employees at the facility were terminated. The Company has also undertaken to control costs performed by outside service providers by performing the work in-house. Furthermore, Micromem has downsized its head office which will continue to reduce costs into the future. As a result of these efforts, administration expenses decreased by 18.4% from $409,312 in 2001 to $333,964 in 2002; professional fees decreased by 44.5% from $473,653 in 2001 to $262,927 in 2002; travel and entertainment decreased by 64.3% from $205,757 in 2001 to $73,385 in 2002.

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

Unaudited quarterly financial information
(all amounts in United States dollars)
Quarter ended,	October 31,	July 31,	April 31,	January 31,	October 31,	July 31,	April 31,	January 31,
	2003				2002
Total Revenue	$ 3,036	$ 642	$ 1,142	$ 15,301	$ 57,743	$ 27,931	$ 66,547	$ 13,671
Loss for the period	642,503	165,261	427,609	214,592	10,423,341	628,603	797,439	883,632
Loss per share: Basic and diluted	0.01	0.005	0.01	0.005	0.22	0.01	0.02	0.02

Notes:

    1.     The increase in the loss for the quarter ended October 31, 2002 is due to a $10,000,000 write down of royalty rights, the effect of which is $0.22 per share.

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

            During 2003, the Company raised $162,500 through private placement of 2,031,250 shares to arms length third parties. Since year-end the company raised a further $270,000 through equity private placements and exercise of options, to fund its working capital requirements.

Capital Resources

            Micromem had no material commitments for capital expenditures as of October 31, 2003 or 2002. In March 2001, Micromem and its wholly owned subsidiary, Pageant International, completed the Asset Purchase Agreement described above. The total consideration payable in respect of the purchased assets under the Asset Purchase Agreement is $50 million in the form of cash and shares. Of this amount, $10 million was paid at closing through a cash payment of $2.0 million and the issuance by Micromem of 2,007,831 common shares valued at $3.98 per share. The balance of $40 million is payable in two equal amounts of $20 million each upon achievement of certain stipulated milestones provided that a minimum of 50% of each $20 million payment shall be in the form of shares of Micromem. None of the stipulated milestones have been met and therefore no amounts have been paid toward the balance of the $40 million purchase price.

            As no further payments toward the purchase price were made to Estancia under the Asset Purchase Agreement, Pageant is deemed to have conveyed back a percentage of the VEMRAMTM Patents and to have granted a gross profits royalty to Estancia Limited such that Pageant would remain holding a 60% interest in the VEMRAMTM Patents and it would be required to pay a 32% gross profits royalty to Estancia Limited in respect of the VEMRAMTM technology, as of March 9, 2004.

Critical accounting policies

            The Corporation's financial statements are prepared in conformity with Canadian generally accepted accounting principles, which require management to make estimates and assumptions which can affect the reported balances. In determining estimates of net recoverable amounts and net realizable values, or whether there has been a permanent impairment in value, for, pre-paid and deposits, pre-development costs and capital assets, patent rights and other assets, the Corporation relies on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. Assumptions underlying asset valuations are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events.

            By nature, asset valuations are subjective and do not necessarily result in precise determinations. Should the underlying assumptions change, the estimated net recoverable amounts and net realizable values may change by a material amount. The Corporation's significant accounting policies are set forth in Note 3 to its consolidated financial statements, which should be read in conjunction with management's discussion of the Corporation's critical accounting policies and estimates set forth below.

Commitments and Contingencies

            The Corporation's activities are subject to various governmental laws and regulations relating to corporations, copyrights, trademarks and patents. These regulations are continually changing. The Corporation believes its activities comply in all material respects with all applicable laws and regulations.

Translation of Foreign Currencies

            Accounts recorded in foreign currency have been converted to United States dollars as follows:

            •        Current assets and current liabilities at exchange rates at the end of the year;

            •        Other assets at historical rates; and

            •        Revenue and expenses are translated at rates of exchange prevailing at the transaction dates.

            •        Gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.

Pre-development costs

            The Corporation is in the development stage. Research costs are expensed in the period incurred. Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under Canadian GAAP.

Research and Development; Patents and Licenses

            The Company's research and development activities have been related primarily to research and development of a magnetic random access memory device, and have been funded  through research collaboration agreements between Micromem and MMO and between Micromem and Communications and Information Technology Ontario. Research and development expenses for the year ended October 31, 2003 were $490,914 for the year ended October 31, 2002, were $1,601,624 and for the year ended October 31, 2001 were $2,212,679.

Trend Information

            The digital memory industry and, more broadly, the semiconductor industry has historically been characterized by wide fluctuations in demand for, and supply of, semiconductors and memory technologies. In some cases, industry downturns have lasted more than a year.

            Prior experience has shown that restructuring of operations, resulting in significant restructuring charges, may become necessary if an industry downturn persists.

            Due to improved prospects for the economy of the United States and of other parts of the world, many industries may be considering increasing technology purchases and investments. However, the impact of this potential improvement in the economy on us is difficult to predict, as any prospects for revenues is dependent upon the successful completion of the Company's technology development and the incorporation of any technology that may be developed by us or pursuant to our research collaborations with the University of Toronto in the future into new products and their introduction into the market place.

Off-Balance Sheet Arrangements

            We are not party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         Directors and Executive Officers

            The Directors, Executive Officers and other key personal of Micromem as at March 1, 2003 are set forth below:
Name	Age	Position

Salvatore Fuda	68	Chairman of the Board of Directors
Joseph Fuda	43	President, Chief Executive Officer and Director
Manoj Pundit	39	Executive Vice-President, General Counsel, Secretary and Director
Andrew Brandt	65	Director
Stephen Fleming	54	Director
Charles Harnick	53	Director
George Kennedy	63	Director
David Sharpless	53	Director
Steven Van Fleet	49	Director
Antonio Lopes	41	Chief Financial Officer

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

            Manoj Pundit is and has served as Micromem's Executive Vice President and General Counsel since July 2000 and joined the Board of Directors in March 2001. He has also been a partner, since December 1996, at Chitiz Pathak LLP, a Toronto law firm serving clients in the securities and investment industries, including issuers and dealers on a full range of securities transactions. Mr. Pundit holds a LL.M. in Taxation from Osgoode Hall Law school and a LL.B. and B.Sc. (Math) from the University of Alberta. Mr. Pundit has served as a director of Micromem since March 2001.

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

            Charles Harnick is a founder and a director (since January 2004) of Suasion Public Affairs Management Inc., a public affairs management firm; he is also President and Chief Executive Officer of Ontex Resources Limited (TSE) and has served in such capacities since March, 2000. Mr. Harnick has been a practicing lawyer with Sutts, Strosberg LLP since December 2001. He was the Attorney-General of Ontario from June 1995 to June 1999. Mr. Harnick has served as a director of Micromem since June 2000.

            George A. Kennedy is and has served as managing partner of Source International (an international consulting firm in the Metropolitan Washington D.C. area) since March 1997. In 2001, he was Director for Planning and International Development for iGate Inc., a broadband technology company in Louisville, KY. From 1993 until 1996, Mr. Kennedy served as U.S. Consul General in Toronto, Canada, and prior thereto he held senior positions with the US Departments of State and Commerce in Washington D.C. Currently, he is an Executive Editor of the Black Business Journal of Houston, TX. Mr. Kennedy has served as a director of Micromem since June 2000.

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

            Antonio Lopes is currently the Chief Financial Officer of several companies. Since November 1, 2002, he has been Chief Financial Officer of Micromem; since 1993, he has been Chief Financial Officer of Federal White Cement; since 1997, he has been Chief Financial Officer of Ontex Resources Limited; and since 1997, he has been Chief Financial Officer of Pifher Resources Inc. From 1994 to 1998, he was Chief Financial Officer of Fortune Minerals Limited. From 1989 to 1993, he was a staff accountant at Ernst &Young LLP. Mr. Lopes is a Chartered Accountant and holds an MBA from the University of Toronto.

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

B.         Compensation
	Annual Compensation			Long-Term Compensation
				Awards	Payouts
Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Other Annual Compensation (US$)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)	All other Compensation ($)

Joseph Fuda Chief Executive Officer [1]	2003 2002 2001	- 100,000 -	-		850,000 [2] - 500,000 [6]	-	-	83,154
Salvatore Fuda, Chairman Former Chief Executive Officer and President [1]	2003 2002 2001	- - 745,125[3]	- - -	- - -	1,050,000 [2] - 1,714,683 [4]	- - -	- - -	- - -
Manoj Pundit, Executive Vice President and General Counsel[5]	2003 2002 2001	- 162,066 194,881	- - -	- - -	850,000 [2] 500,000 [6] -	- - -	- - -	76,225 - -
Andrew Brandt Director	2003 2002 2001	- - -	- - -	- - -	400,000 [2] 250,000 [6] -	- - -	- - -	- - -
Stephen Fleming Director	2003 2002 2001	- - -	-	-	300,000 [2] 250,000 [6]	-	-	-
Charles Harnick Director	2003 2002 2001	- - -	-	-	400,000 [2] 250,000 [6] -	-	-	-
George A Kennedy Director	2003 2002 2001	- - -	-	-	300,000 [2] 250,000 [6] -	-	-	-

David Sharpless Director	2003 2002 2001	- - -	-	-	400,000 [2] 500,000 [6] -	-	-	-
Steven Van Fleet Director	2003 2002 2001	- - -	-	-	300,000 [2] - -	-	-	-
Antonio Lopes Chief Financial Officer	2003 2002 2001	- - -	-	-	300,000 [2] - -	-	-	20,789 1,590 -
Dale Hensley Former Chief Operating Officer[7]	2003 2002 2001	- 216,577 308,685	- - -	- - -	- 500,000[8] -	- - -	- - -	- - -
Raj Viswanathan Former Chief Financial Officer[9]	2003 2002 2001	- 111,583 126,562	- - -	- - -	- 400,000[10] 100,000[11]	- - -	- - -	- - -

Notes:

(1)

Salvatore Fuda has served as Chairman since January 11, 1999. He served as President and Chief Executive Officer from June 2000 through to February 13, 2002. Joseph Fuda was appointed Chief Executive Officer on February 13, 2002. All of Joseph Fuda's options were cancelled after the 2002 fiscal year end.

(2)	Each option entitles the holder to purchase one common share of Micromem at $0.10 prior to expiry and is fully vested.

(3)

Salvatore Fuda (or companies controlled by him) was a party to consulting and employment agreements with the Corporation pursuant to which Mr. Fuda received, as compensation, a number of common shares based on formulas prescribed by those agreements. The dollar value represents the value of the shares accrued due to Mr. Fuda at the end of the fiscal year ended October 31, 2001.

(4)	1.0 million at $3.125 vesting January 31, 2002 and 714,683 options at $0.10 vesting January 3, 2001 and expiring January 2, 2002.

(5)	Mr. Pundit serves as Executive Vice-President and General Counsel of the Corporation.

(6)	These options were tendered back to Micromem and cancelled on November 1, 2002.

(7)

Dr. Hensley was employed as Chief Operating Officer from February 21, 2001 to September 24, 2002. For the fiscal years ended October 31, 2001 and 2002, Dr. Hensley was an officer of the Corporation for approximately eight months and 11 months, respectively.

(8)	250,000 of these options vested on March 1, 2001 and the remaining 250,000 options vested on March 1, 2002. These options were tendered back to Micromem and cancelled on November 1, 2002.

(9)

Mr. Viswanathan was employed as Chief Financial Officer between June 5, 2000 and October 31, 2002. For the fiscal year ended October 31, 2000, Mr. Viswanathan was an officer of the Corporation for approximately five months.

(10)	150,000 of these options vested on June 30, 2001; 250,000 would vest on take-over or change of control of the Company. These options were tendered back to Micromem and cancelled on November 1, 2002.

(11)

The vesting terms of these options were revised so that 20,000 vested on June 29, 2000 and remaining 80,000 vested on August 31, 2001. These options were tendered back to Micromem and cancelled on November 1, 2002.

            The aggregate direct compensation paid or accrued on behalf of all other directors as a group during 2003 was $1,940. This amount includes directors' fees and expenses for non-employee directors. None of the non-employee directors have agreements with Micromem that provide for benefits upon termination of service.

            Micromem has adopted a stock option plan. Options are offered to directors, executive officers and employees to purchase Common Shares at an exercise price equal to or above the market price for the Common shares at the date that the options are granted. 5,300,000 options were granted during 2003. As at the Company's fiscal year ended, October 31, 2003, 5,300,000 options were outstanding, of which 5,300,000 had vested and were exercisable, with exercise price of $0.10 per share.

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

D.         Employees

            The company has seven officers and employees of which four are in a management capacity, none are in a R&D capacity and three are in an administrative capacity. This includes a Chairman, a Chief Executive Officer and President, an Executive Vice-President and General Counsel and a Chief Financial Officer, and three support staff, all of whom work from Micromem's executive offices in Toronto, Canada. All research and development is carried out by Dr. Harry Ruda and a research team employed by the University of Toronto under the research collaboration agreements between Micromem and the University of Toronto.

            Micromem considers its relations with its employees to be good.

E.        Share Ownership
Name	Shares Owned	Options Held	Options Exercise Price	Expiration Date
Joseph Fuda Chief Executive Officer and Director	850,000	-	-	-
Salvatore Fuda Chairman and Director	2,455,292[1]	-	-	-
Manoj Pundit Executive Vice-President, General Counsel and Director	2,478	850,000	$0.10	7/1/2008
Andrew Brandt Director	3,000	400,000	$0.10	7/1/2008
Stephen Fleming Director	-	300,000	$0.10	7/1/2008
Charles Harnick Director	800	400,000	$0.10	7/1/2008
George A. Kennedy Director	-	300,000	$0.10	7/1/2008
David Sharpless Director	-	400,000	$0.10	7/1/2008
Steven Van Fleet Director	-	300,000	$0.10	7/1/2008
Antonio Lopes Chief Financial Officer	-	300,000	$0.10	7/1/2008

Notes:

1.     These shares are held by a corporation wholly owned by a trust established for the benefit of members of Salvatore Fuda's family.

ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.        Major Shareholders

There are no shareholders who hold a number of common shares of Micromem that is greater than 5% of the common shares outstanding.

B.        Related Party Transactions

During fiscal year ended October 31, 2003, the Company paid $14,012.95 to a law firm in which Manoj Pundit, a director and officer of the Company or its subsidiaries is a partner.

C.        Interests of Experts and Counsel

Manoj Pundit, a partner of Chitiz Pathak LLP, who serves as legal counsel to the Company, holds 2,478 common shares of Micromem and 850,000 options of Micromem, each option entitling him to purchase one common share of Micromem at $0.10.

ITEM 8.         FINANCIAL INFORMATION

A.         Consolidated Statements

            See "Item 17 - Financial Statements."

Dividend Policy

            Micromem has never paid a dividend on its securities. Micromem does not anticipate paying dividends in the foreseeable future.

Significant Changes

            Except as otherwise disclosed in this report, there has been no significant change in Micromem's financial position since October 31, 2003.

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

ITEM 9.         THE OFFER AND LISTING

            The table below sets forth the high and low sales prices for Common Shares in U.S. Dollars as reported since 2000. Micromem's fiscal year ends October 31. The Common Shares are not traded in Canada.

            Micromem's common shares are traded in the United States and are quoted on the NASD's OTC Bulletin Board. The common shares are quoted under the symbol MMTIF.OB.

            The following table sets forth information regarding the high and low prices of the common shares for the periods specified in U.S. dollars.

Period	High	Low
Last six months:
February 2004	0.32	0.18
January 2004	0.56	0.17
December 2003	0.23	0.15
November 2003	0.22	0.13
October 2003	0.18	0.08
September 2003	0.22	0.13
Last eight quarters:
Q4 2003	0.23	0.05
Q3 2003	0.26	0.11
Q2 2003	0.31	0.43
Q1 2003	0.36	0.83
Q4 2002	0.17	1.46
Q3 2002	0.60	1.55
Q2 2002	1.21	2.03
Q1 2002	2.50	1.69
Last four years:
2003	0.31	0.05
2002	1.77	0.05
2001	5.28	1.28
2000	25.13	1.69

            On March 12, 2004, the last reported sale price for the common shares on the NASD OTC Bulletin Board was $0.23.

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

            The Articles of Micromem provide for a minimum of three and a maximum of 12 directors. The OBCA prescribes that an offering corporation must have a minimum of three directors, a majority of whom are Canadian residents and at least one third of whom are not officers or employees of Micromem or its affiliates. The Board of Directors may, between annual shareholders meetings, appoint one or more additional directors to serve until the next annual shareholders meeting provided that the number of directors so added may not exceed by one-third (1/3) the number of directors required to have been elected at the last annual meeting of shareholders.

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

Securities of Micromem

            The authorized capital of Micromem consists of an unlimited number of common shares "Common Shares"), of which 48,732,187 shares were issued and outstanding as of October 31, 2003, and 2,000,000 special, redeemable, voting preference shares ("Special Shares"), none of which were outstanding, as of October 31, 2003.

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

C.         Material Contracts
1.

Equipment Transfer Agreement dated March 1, 2003, between Micromem and the Governing Council of the University of Toronto, pursuant to which the Company conveyed equipment having an estimated value of $200,000 (CDN $297,600) to the University for incorporation into the University's magnetic memory facility for the research and development and fabrication of magnetic memory.

2.

Collaborative Research Agreement dated December 10, 2002, among Micromem, Communications and Information Technology Ontario ("CITO"), the University of Toronto and Dr. Harry Ruda, Professor of Physics at the University of Toronto, pursuant to which (i) over a period of two years Micromem is required to contribute $63,750 (CDN $92,000) and $67,632 (CDN $97,600) of in-kind contribution and, CITO is required to contribute $215,430 (CDN $308,000) for research into "High Density Magnetic Memory Device Development"; and (ii) in consideration of such contribution, CITO shall receive a royalty based on revenues received from the sale of products incorporating intellectual property developed under this collaboration agreement for the remaining life of patents issued in connection with such intellectual property.

3.

Research Collaboration Agreement, dated October 24, 2002, among Micromem, Materials and Manufacturing Ontario ("MMO"), the University of Toronto and Dr. Harry Ruda, Chair Professor in Nanotechnology, pursuant to which: (i) Micromem has engaged the University of Toronto to conduct research and development of magnetic memory technology; and (ii) Micromem and MMO will each provide $174,864 (CDN $272,000) of funding and the combined $349,728 (CDN $544,000) will be used to cover the operating expenses of the research collaboration over a term of two years.

4.

A second 2-year research collaboration agreement ("Second U of T Research Agreement") dated November 12, 2003, among Materials and Manufacturing Ontario ("MMO") and the University of Toronto, pursuant to which (i) through the collaboration, Micromem has continued its involvement in the research and development of magnetic memory technology, carried out by a highly skilled research team; (ii) Micromem has committed to providing $56,130 (CDN $81,000) per year in cash and $30,770 (CDN $44,400) per year of in kind contributions and MMO has committed to providing $58,900 (CDN $85,000) in cash; (iii) the combined cash contributions of the Company and MMO, $230,060 (CDN $332,000), will be used to cover the operating expenses of the research collaboration over a term of two years; (iv) MMO's funding of $117,800 (CDN $170,000) (or $58,900 (CDN $85,000) per year) will be paid directly to the University of Toronto and therefore is not reflected in Micromem's financial statements; and (v) Micromem maintains its ownership of its portfolio of patents and intellectual property that was developed prior to or outside the scope of the agreement.

5.

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

6.

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

7.

Infrastructure Agreement between Micromem and the University of Toronto, dated November 1, 2002, pursuant to which Micromem agreed to provide funding to the University of Toronto in the amount of $249,463 (CDN $360,000) for the assembly of a magnetic memory facility to be used for research collaborations between Micromem and the University of Toronto.

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

PART II

ITEM 13.         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

            Not Applicable

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

            Not Applicable

ITEM 15.         CONTROLS AND PROCEDURES

            (a)         Disclosure controls and procedures. The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of its disclosure controls and procedures within the 90 days prior to the date of filing of this Annual Report on Form 20-F. Based upon such review, the Chief Executive Officer and Chief Financial Officer have concluded that the Company has in place appropriate controls and procedures designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Securities Exchange Act of 1934, as amended, and the rules thereunder, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. There have been no significant changes in our disclosure controls or in other factors that could significantly affect disclosure controls subsequent to the date of the evaluation, including any corrective actions taken with regard to significant deficiencies and material weaknesses.

            (b)     Internal controls. Since the date of the evaluation described above, there have not been any significant changes in the Company's internal controls or in other factors that could significantly affect those controls.

PART III

Item 16.

            Not applicable

Item 16A. Audit Committee Financial Expert

            Our Board of Directors has determined that a member of our Board of Directors, David Sharpless, is an audit committee financial expert.

Item 16B. Code of Ethics

            We have adopted a code of ethics to impose certain policies relating to ethical conduct on all of our directors and employees, including our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions.

Item 16C. Principal Accountant Fees and Services

            The following table presents fees for professional audit services rendered by our auditors for the audit of our consolidated annual financial statements for the years ended October 31, 2003 and 2002, and fees billed for other services rendered by our auditors including our offerings of securities and tax services:

	2003	2002
Audit Fees	$46,359	$53,143

PART III

ITEM 17.         FINANCIAL STATEMENTS

            The financial statements required by Item 17 appear commencing on the next page.

37

Consolidated Financial Statements (Expressed in United States dollars)

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STAGE COMPANY)

October 31, 2003

AUDITORS' REPORT

To the Shareholders of
Micromem Technologies Inc.

We have audited the consolidated balance sheets of Micromem Technologies Inc. (a Development Stage Company) as at October 31, 2003 and 2002 and the consolidated statements of operations and deficit, cash flows and shareholders' equity for the years then ended and for the period from November 1, 2001 to October 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended and for the period from November 1, 2001 to October 31, 2003 in accordance with Canadian generally accepted accounting principles.

As discussed in note 3(f) to the consolidated financial statements, during 2002 the Company changed its method of accounting for patents and trademarks.

The consolidated financial statements as at October 31, 2001 and for the year then ended and for the cumulative period from September 3, 1997 to October 31, 2001 were audited by other auditors who expressed opinions without reservation on those statements in their reports dated November 16, 2001 and December 20, 1999.

Toronto, Canada,
December 5, 2003 [except as to note 4,                                                 "Ernst & Young LLP"
which is as of March 9, 2004].                                                               Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 2 to the consolidated financial statements. Our report to the shareholders dated December 5, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the consolidated financial statements.

Toronto, Canada,
December 5, 2003 [except as to note 4,                                                     "Ernst & Young LLP"
which is as of March 9, 2004].                                                                   Chartered Accountants

kpmg

KPMG LLP
Chartered Accountants	Telephone	(416) 777-8500
Commerce Court West	Telefax	(416) 777-8818
PO Box 31 Stn Commerce Court	www.kpmg.ca
Suite 3300
Toronto ON M5L 1B2

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Micromem Technologies Inc. (a Development Stage Company) as at October 31, 2001 and 2000 and the consolidated statements of operations and deficit, cash flows and shareholders' equity for the years ended October 31, 2001, 2000 and 1999 and for the cumulative period from September 3, 1997 to October 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The cumulative statements of operations and deficit, cash flows and shareholders' equity for the period from September 3, 1997 to October 31, 2001 include amounts for the period from September 3, 1997 to October 31, 1998 which were audited by other auditors whose report has been furnished to us, and our opinion on the cumulative statements, insofar as it relates to the amounts included for the period September 3, 1997 through October 31, 1998 is based solely on the report of the other auditors.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, based on our audits and the report of other auditors, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2001, 2000 and the results of its operations and its cash flows for the years ended October 31, 2001, 2000 and 1999 and for the cumulative period from September 3, 1997 to October 31, 2001 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three-year period ended October 31, 2001 and shareholders' equity as at October 31, 2001 and 2000 to the extent summarized in note 16 to the consolidated financial statements.

The cumulative period from September 3, 1997 to October 31, 1998 were audited by another firm of chartered accountants who expressed an opinion without reservation on those statements in their report dated December 20, 1999.

/s/ KPMG LLP

Chartered Accountants
Toronto, Canada

November 16, 2001

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STAGE COMPANY)

Consolidated Balance Sheets (Expressed in United States dollars) (see note 2 - going concern)
As at October 31

	2003	2002

Assets
Current assets:
Cash and cash equivalents	$79,233	$983,939
Term deposits	219,930	-
Deposits and other receivables (notes 5, 13(a)(1) and 13(a)(3))	47,207	193,131
	346,370	1,177,070
Capital assets (note 6)	3,768	98,654
Patents and trademarks (note 7)	-	307,698
	$350,138	1,583,422

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities (note 13(b))	$245,700	$191,519

Shareholders' equity:
Share capital (note 8):
Authorized:
2,000,000 special preference shares, redeemable, voting
Unlimited common shares without par value
Issed and outstanding:
48,732,187 common shares (2002 - 46,700,937)	31,236,287	31,073,787
Contributed surplus (note 9)	578,891	578,891
Deficit accumulated during the development stage	(31,710,740)	(30,260,775)
	104,438	1,391,903
Commitments and contingencies (notes 4, 13, 14 and 17)
	$350,138	$1,583,422

See accompanying notes to consolidated financial statements.

On behalf of the Board:

"Joseph Fuda" (signed)
Director

"Manoj Pundit" (signed)
Director

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STATE COMPANY)

Consolidated Statements of Operations and Deficit (Expressed in United States dollars)
Years ended October 31
				Period from September 3, 1997 to October 31, 2003

	2003	2002	2001
Revenue:
Interest and other income	20,121	$165,892	$196,520	$526,638
Costs and expenses (income):
Administration	176,361	333,964	409,312	1,992,185
Professional fees	303,222	262,927	473,653	2,697,595
Wages and salaries (note 8(b))	112,437	562,532	1,372,375	9,337,611
Research and development (notes 6 and 13)	490,914	1,601,624	2,212,679	6,016,282
Travel and entertainment	17,508	73,385	205,757	989,966
Operating leases	-	-	-	109,412
Loss on sale of investment	-	-	-	54,606
Write-down of investment	-	-	-	61,020
Write-down of royalty rights (note 10)	-	10,000,000	-	10,000,000
Write-down of patents and trademarks (note 7)	299,820	-	-	299,820
Amortization of patents and trademarks	36,258	31,338	-	67,596
Loss (gain) on disposal of capital assets	58,302	13,292	(6,134)	65,460
Amortization of capital assets	36,921	40,635	65,298	336,131
Fees to related parties (note 12(b))	-	-	-	186,000
Interest expense	-	-	-	75,027
Unrealized foreign exchange loss (gain)	(61,657)	14,747	(7,009)	(71,010)
	1,470,086	12,934,444	4,725,931	32,217,701
Loss before income taxes	1,449,965	12,768,552	4,529,411	31,691,063
Provision for (recovery of) income taxes
Current (note 11)	-	(35,537)	30,214	19,677
Net loss for the period	1,449,965	12,733,015	4,559,625	31,710,740
Deficit accumulated during the
development stage, beginning of period	30,260,775	17,527,760	12,968,135	-
Deficit accumulated during the
development stage, end of period	31,710,740	$30,260,775	$17,527,760	$31,710,740
Loss per share - basic and diluted (note 8(c))	0.03	$0.27	$0.10	$0.75
Weighted average number of basic and
diluted common shares outstanding	47,061,810	46,396,799	44,163,669	42,485,000

See accompanying notes to consolidated financial statements.

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STATE COMPANY)

Consolidated Statements of Cash Flows (Expressed in United States dollars)
Years ended October 31
				Period from September 3, 1997 to October 31, 2003

	2003	2002	2001
Cash flows from operating activities:
Net loss for the period	$(1,449,965)	$(12,733,015)	$(4,559,625)	$(31,710,740)
Adjustments to reconcile net loss for the period to net cash used in operating activities:
Loss (gain) on sale of investment	-	-	(4,796)	49,810
Write-down of investment	-	-	-	61,020
Loss (gain) on disposal of capital assets	58,302	13,292	(6,134)	65,460
Write-down of royalty rights	-	10,000,000	-	10,000,000
Write-down of patents and trademarks	299,820	-	-	299,820
Amortization of patents and trademarks	36,258	31,338	-	67,596
Amortization of capital assets	36,921	170,710	200,519	521,351
Share compensation expense	-	-	754,125	7,285,696
Non-cash wages and salaries	-	-	34,000	34,000
Change in non-cash working capital items, net of effects from reverse takeover:
Decrease (increase) in deposits and other receivables	145,924	35,012	64,142	(38,610)
Increase (decrease) in accounts payable and accrued liabilities	54,181	(138,033)	(139,199)	139,656
Net cash used in operating activities	(818,559)	(2,620,696)	(3,656,968)	(13,224,941)
Cash flows from investing activities:
Sale of available-for-sale investment	-	-	27,000	260,641
Term deposits	(219,930)	-	-	(219,930)
Purchase of capital assets	(2,025)	(28,580)	(200,076)	(725,037)
Proceeds on disposal of capital assets	1,688	82,763	49,977	134,458
Patents and trademarks	(28,380)	(6,065)	(127,652)	(367,416)
Royalty rights	-	-	(2,000,000)	(2,000,000)
Net cash provided by (used in) investing activities	(248,647)	48,118	(2,250,751)	(2,917,284)
Cash flows from financing activities:
Issue of common shares	162,500	-	8,221,379	15,640,733
Net proceeds from shareholder loan	-	-	-	544,891
Loan proceeds from Avanticorp International Inc.	-	-	-	112,031
Rights issue costs	-	-	-	(76,197)
Net cash provided by financing activities	162,500	-	8,221,379	16,221,458
Increase (decrease) in cash and cash equivalents	(904,706)	(2,572,578)	2,313,660	79,233
Cash and cash equivalents, beginning of period	983,939	3,556,517	1,242,857	-
Cash and cash equivalents, end of period	$79,233	$983,939	$3,556,517	$79,233
Supplemental cash flow information:
Interest paid	$-	$1,960	$-	$76,987
Income taxes paid	-	11,508	46,021	66,722

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Cash Flows (continued)
(Expressed in United States dollars)

Years ended October 31, 2003

Supplemental information on non-cash investing activities:

The following transactions are considered to be non-cash transactions and have been excluded from the consolidated statements of cash flows:

During fiscal 2001, the Company issued 2,007,831 common shares, being the equivalent of $8,000,000, in respect of closing of the asset purchase agreement as described in note 4.

During fiscal 2001, common shares having a value $1,647,703 were issued pursuant to compensation agreements.

See accompanying notes to consolidated financial statements.

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STATE COMPANY)
Consolidated Statements of Shareholders' Equity (Expressed in United States dollars)
	Number of shares	Share capital	Contributed surplus	Deferred share compensation	Deficit accumulated during development stage
Micromem share capital, October 31, 1998	3,490,643	$-	$-	$-	$-
Exercise of director's stock options	490,000	-	-	-	-
Pageant share capital, October 31, 1998	-	1	-	-	-
Net loss for the year	-	-	-	-	(500,992)
Common shares of Pageant, December 4,1998	-	4,999	-	-	-
Assigned fair value of net assets (note 3(b)(iv))	32,000,000	549,140	-	-	-
Micromem share capital, September 11, 1999	35,980,643	554,140	-	-	(500,992)
Exercise of common share purchase warrants for cash	120,676	164,053	-	-	-
Private placement of common shares for cash, May 17, 1999	350,000	1,050,000	-	-	-
Shareholder loan forgiven (note 9)	-	-	544,891	-	-
Exercise of stock options for cash	100,000	300,000	-	-	-
Net loss for the year	-	-	-	-	(5,207,787)
Balance, October 31, 1999	36,551,319	2,068,193	544,891	-	(5,708,779)
Exercise of common share purchase warrants for cash	182,087	274,717	-	-	-
Exercise of stock options for cash	100,000	300,000	-	-	-
Deferred share compensation (note 12(a))	-	-	2,711,881	(453,219)	-
Private placement of common shares for cash, February 10, 2000	2,000,000	5,000,000	-	-	-
Common shares issued pursuant to compensation agreements, March 15, 2000	901,110	4,206,447	-	-	-
Net loss for the year	-	-	-	-	(7,259,356)
Balance, October 31, 2000	39,734,516	11,849,357	3,256,772	(453,219)	(12,968,135)
Exercise of common share purchase warrants for cash	362,450	554,655	-	-	-
Common shares issued under rights offering, November 20, 2000	304,674	1,119,058	-	-	-
Exercise of stock options for cash	800,000	2,400,000	-	-	-
Deferred share compensation (note 12(a))	-	-	(453,219)	453,219	-
Stock-based compensation (note 8(b))	-	-	34,000	-	-
Exercise of director's stock options for cash, January 17, 2001	714,686	71,469	-	-	-
Common shares issued pursuant to compensatory stock options, at January 17, 2001 (note 12(a))	-	1,581,242	(1,581,242)	-	-
Adjustment-share compensation Expenses (note 12(a))	-	-	(677,420)	-	-
Common shares issued pursuant to compensation agreement, January 23, 2001 (note 12(a))	11,192	66,461	-	-	-
Private placement of common shares for cash, March 12, 2001	2,000,000	4,000,000	-	-	-
Common shares issued under asset purchase agreement to Estancia Limited, March 14, 2001	2,007,831	8,000,000	-	-	-
Compensation shares due but not issued (note 12(a))	-	-	1,431,545	-	-
Net loss for the year	-	-	-	-	(4,559,625)
Balance, October 31, 2001	45,935,349	$29,642,242	$2,010,436	$-	$(17,527,760)

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STATE COMPANY)

Consolidated Statements of Shareholders' Equity (continued) (Expressed in United States dollars)
As at October 31
	Number of shares	Share capital	Contributed surplus	Deferred share compensation	Deficit accumulated during development stage
Balance, October 31, 2001	45,935,349	$29,642,242	$2,010,436	$-	$(17,527,760)
Shares issued pursuant to compensatory agreement, March 26, 2002 (note 12(a))	765,588	1,431,545	(1,431,545)	-	-
Net loss for the year	-	-	-	-	(12,733,015)
Balance, October 31, 2002	46,700,937	31,073,787	578,891	-	(30,260,775)
Private placement of common shares for cash, August 13, 2003 (note 8(d))	2,031,250	162,500	-	-	-
Net loss for the year	-	-	-	-	(1,449,965)
Balance, October 31, 2003	48,732,187	$31,236,287	$578,891	$-	$(31,710,740)

See accompanying notes to consolidated financial statements.

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STATE COMPANY)

Notes to Consolidated Financial Statements (Expressed in United States dollars)
October 31, 2003

1.	Nature of business:

Micromem Technologies Inc. ("Micromem" or the "Company") is a corporation incorporated under the laws of the Province of Ontario, Canada. By Articles of Amendment dated January 14, 1999, the Company changed its name from Avanticorp International Inc. to Micromem Technologies Inc. On January 11, 1999, the Company acquired all the outstanding shares of Pageant Technologies Inc. ("Pageant"), a company subsisting under the laws of Barbados. This acquisition, as described in note 3(b), was recorded as a reverse takeover under Canadian generally accepted accounting principles ("Canadian GAAP").

The Company currently operates in a single segment as a developer of non-volatile magnetic memory technology. To October 31, 2003, the Company has not generated significant revenue and is devoting substantially all its efforts to the development of its technologies. Accordingly, for financial reporting purposes, the Company is a development stage enterprise and, through its wholly-owned subsidiaries, is engaged in the development and testing of its non-volatile memory technologies.

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

The Company's ability to continue as a going concern is in substantial doubt and it is dependent upon completing the development of its technology for a particular application, achieving profitable operations, obtaining additional financing, and successfully bringing its technologies to the market. The outcome of these matters cannot be predicted at this time. The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business.

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STATE COMPANY)

Notes to Consolidated Financial Statements (Expressed in United States dollars)
October 31, 2003
3.	Summary of significant accounting policies:

These consolidated financial statements have been prepared in accordance with Canadian GAAP and are stated in United States dollars. These principles are also in conformity in all material respects with United States generally accepted accounting principles ("U.S. GAAP") except as described in note 16 to the consolidated financial statements. The most significant accounting policies are as follows:

	(a)	Principles of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Memtech International Inc., Memtech International (U.S.A.) Inc., Pageant Technologies Inc. and Pageant Technologies (U.S.A.) Inc. During the year, two of the Company's subsidiaries, Micromem Technologies B.V. and Micromem Technologies S.p.A., were wound up. All significant intercompany balances and transactions have been eliminated upon consolidation.

	(b)	Basis of presentation:

On January 11, 1999, the Company issued 32,000,000 common shares and 1,000,000 warrants to acquire all of the issued and outstanding shares of Pageant. On that date, the total number of the Company shares outstanding was 35,980,643 shares. As a result of this transaction, the shareholders of Pageant owned 88.9% of the outstanding common shares of the Company and, accordingly, the purchase of Pageant was accounted for as a reverse takeover transaction.

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

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STATE COMPANY)

Notes to Consolidated Financial Statements (Expressed in United States dollars)
October 31, 2003
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

The transaction was accounted for by the purchase method with the results of operations included in the consolidated financial statements from the date of acquisition. Details of the Company's net assets acquired and the assigned fair value of net assets at acquisition are as follows:

Cash	$ 168,084
Non-cash current assets	115,629
Investments	371,471
655,184
Less current liabilities	106,044
Assigned fair value of net assets	$ 549,140
(c)	Use of estimates:

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

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STATE COMPANY)

Notes to Consolidated Financial Statements (Expressed in United States dollars)
October 31, 2003
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

Effective November 1, 2001, the Company changed its accounting policy for patents and trademarks to be recorded at cost less accumulated amortization which is provided on a straight-line basis over ten years. In prior years the Company accounted for its patents and trademarks at cost and amortization was to commence on an appropriate basis to charge off the cost over the future benefit period, not exceeding the legal life, when sales commence. There was no material impact on prior years' consolidated financial statements and accordingly, the comparative consolidated financial statements have not been restated.

For the year ended October 31, 2002, the change in accounting policy resulted in an increase in amortization expense and net loss of $31,338 and there was no material impact on net loss per share.

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

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STATE COMPANY)

Notes to Consolidated Financial Statements (Expressed in United States dollars)
October 31, 2003
3.	Summary of significant accounting policies (continued):

	(h)	Stock-based compensation:

The Company has a stock-based compensation plan, which is described in note 8. Stock-based compensation is recognized by the fair value method, whereby compensation is recorded to the extent that the exercise price is not based on the market value of the Company's common shares at the date of grant. Any compensatory benefit recorded is recognized initially as deferred share compensation in the consolidated statements of shareholders' equity and then charged against income over the contractual or vesting period.

For all awards of employee stock-based compensation granted after January 1, 2002, the Company recognizes employee stock-based compensation costs under the intrinsic value-based method and will provide pro forma disclosure of net income and earnings per share as if the fair value-based method had been applied.

	(i)	Income taxes:

The Company accounts for income taxes by the liability method. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted tax rates and laws that are expected to apply when the asset is realized or the liability settled. To the extent that it is not considered to be more likely than not that a future income tax asset will be realized, a valuation allowance is provided.

	(j)	Foreign currency translation:

The functional currency of the Company is the United States dollar. The Company's wholly-owned subsidiaries are integrated foreign operations and therefore, the Company uses the temporal method whereby monetary assets and liabilities are translated into Canadian dollars using the rate of exchange in effect at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at rates of exchange prevailing at the transaction dates. Gains or losses resulting from translation are included in the determination of net loss for the period.

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STATE COMPANY)

Notes to Consolidated Financial Statements (Expressed in United States dollars)
October 31, 2003
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

4.	Acquisition of royalty rights and remaining interest in technology from Estancia Limited:

On December 9, 2000, the Company and its subsidiary, Pageant, entered into an Asset Purchase Agreement (the "Agreement") with Estancia Limited ("Estancia") and Richard Lienau ("Lienau") to purchase the remaining 50% interests in the patents which the Company did not own and a 40% gross profit royalty ("Estancia Royalty"), in respect of certain ferromagnetic memory technology known as VEMRAM (previously known as MAGRAM) and covered by U.S. Patent #5,295,097 and the related patent applications (the "Patents") described in the Agreement and all rights (the "Technology") held by Estancia and Lienau under the Joint Ownership and Licensing Agreement dated September 17, 1997 among Estancia, Lienau and Pageant. Under the terms of the Agreement, the Company would be required to pay a maximum purchase price of $50,000,000 to Estancia as follows:

(a)

$10,000,000 was paid on closing (after receipt of regulatory approvals), in the form of $8,000,000 in common shares of the Company ("Micromem Shares") (based on the close price on the closing date) and $2,000,000 in cash;

(b)

$20,000,000 if and when either (i) certification is received from Honeywell Federal Manufacturing & Technologies ("Honeywell") and that fully integrated, randomly addressable memory matrices of the Technology have met certain stipulated performance standards, or (ii) the Company or any of its affiliates executes a definitive agreement for the sale or licensing of the Technology to an arm's length third party for any commercial purposes other than testing or evaluation of the Technology; payable in the form of cash and Micromem Shares to be determined by Pageant provided that a minimum of 50% of the $20,000,000 shall be paid in Micromem Shares valued at the close of trading on the date of receipt of such certification, sale or licensing; and

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STATE COMPANY)

Notes to Consolidated Financial Statements (Expressed in United States dollars)
October 31, 2003
4.	Acquisition of royalty rights and remaining interest in technology from Estancia Limited (continued):

(c)

$20,000,000 if and when the Company or any of its affiliates executes a definitive agreement for the sale or licensing with respect to any technology (including the Technology) owned by the Company to an arm's length third party for any commercial purposes other than testing or evaluation of the technology, payable in the form of cash and Micromem Shares to be determined by Pageant provided that a minimum of 50% of the $20,000,000 shall be paid in Micromem Shares valued at the close of trading on the date of execution of such sale or licensing.

On March 9, 2004, the third anniversary of the closing date, the requirements set out in terms (b) and (c) above were not met and the Company's obligation to pay these amounts terminated. The Company thus has to revert to Estancia:

		(1)	a 40% interest in the Patents;

		(2)	a 32% interest in the gross profit, less expenses agreed to by the parties, for each license of the Patents sold or otherwise transferred by Pageant; and

		(3)	a 32% interest of any unit royalties received by Pageant as a result of the license or sale of the Patents less reasonable expenses directly related to the obtaining of said royalties.

During fiscal 2001, the Company paid $2,000,000 in cash and issued 2,007,831 shares, being the equivalent of $8,000,000, the first installment payable under the terms described above, on approval by its shareholders in the annual shareholder meeting held on March 14, 2001 and the amount as a royalty rights asset. The $10,000,000 paid was initially recorded as royalty rights in fiscal 2001 and was written-down to nil in fiscal 2002 (note 10).

5.	Deposits and other receivables:

		2003	2002
	Sales tax recoverable	$ 7,152	$ 11,048
	Deposits (notes 13(a))	14,536	131,305
	Other receivables	25,519	50,778
		$ 47,207	$ 193,131

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STATE COMPANY)

Notes to Consolidated Financial Statements (Expressed in United States dollars)
October 31, 2003
6.	Capital assets:
		2002	Additions	Disposal	2003

	Cost:
	Furniture and fixtures	$17,432	$-	$17,432	$-
	Computers and equipment	207,153	2,025	172,397	36,781
		$224,585	$2,025	$189,829	$36,781

		2002	Amortization expense	Disposal	2003

	Accumulated amortization:
	Furniture and fixtures	$13,601	$3,831	$17,432	$-
	Computers and equipment	112,330	32,567	111,884	33,013
		$125,931	$36,398	$129,316	$33,013

				2003	2002

	Net book value:
	Furniture and fixtures			$-	$3,831
	Computers and equipment			$3,768	94,823
				$3,768	$98,654

	Included in research and development expense is nil (2002 - $130,075, 2001 - $135,221) of amortization expense.

	During fiscal 2003, the Company contributed equipment and supplies with a net book value of $58,302 under the "Equipment Transfer Agreement" with the University of Toronto ("U of T")(note 13a(4)). The net book value of the contributed equipment has been charged to the period as a research and development expense.

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STATE COMPANY)

Notes to Consolidated Financial Statements (Expressed in United States dollars)
October 31, 2003
7.	Patents and trademarks:
	As at October 31, 2003	Cost	Accumulated amortization	Net book value

	Patents	$-	$-	$-
	Trademarks	-	-	-
		$-	$-	$-

	As at October 31, 2002	Cost	Accumulatd amortization	Net book value

	Patents	$292,939	$26,918	$266,021
	Trademarks	46,097	4,420	41,677
		$339,036	$31,338	$307,698

	The Company, through its subsidiaries, has other pending patent applications relating to its memory technologies and the costs relating to legal and filing fees are capitalized as patents. The Company has applied to register the trademarks MAGRAMTM, VEMRAMTM, MicromemTM and HEMRAMTM in Canada and United States.

	The Company discontinued a number of patent and trademark applications, primarily outside the United States. Net book value of $130,839 relating to these applications have been written off during fiscal 2003. The Company has also assessed the remaining amounts for patents and trademarks applications registered in Canada and United States and has expensed the residual net book value of $168,981 to reflect the uncertain nature of future events. The Company continues to actively pursue and protect its patents and trademarks registered in Canada and the United States.

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STATE COMPANY)

Notes to Consolidated Financial Statements (Expressed in United States dollars)
October 31, 2003
8.	Share capital:

	(a)	Authorized:

2,000,000 special preference shares, redeemable, voting.
Unlimited common shares without par value.

	(b)	Stock option plans:

The Company has a fixed stock option plan. Under the Company's Stock Option Plan (the "Plan"), the Company may grant options for up to 13,000,000 shares of common stock to directors, officers, employees or consultants of the Company and its subsidiaries. Under the Plan, the exercise price of each option is equal to or greater than the market price of the Company's shares on the date of grant unless otherwise permitted by applicable securities regulations. An option's maximum term under the Plan is 10 years. Prior to fiscal 1999, the Company did not have a stock option plan.

A summary of the status of the Company's fixed stock option plan as at October 31, 2003, 2002 and 2001 and changes during the years ended on those dates is as follows:

	2003			2002			2001
	Shares in thousands		Weighted average exercise price	Shares in thousands		Weighted average exercise price	Shares in thousands		Weighted average exercise price
Outstanding, beginning of year	5,380		$4.27	7,370		$4.80	3,550		$6.00
Granted	5,300		0.10	-		-	6,560		4.19
Forfeited/expired/cancelled	(5,380)		4.27	(1,990)		6.23	(1,940)		5.65
Exercised	-	-	-	-	-	-	(800)	-	3.00
Outstanding, end of year	5,300		$0.10	5,380		$4.27	7,370		$4.80
Options exercisable at year end	5,300		$-	2,995	-	-	3,130	-	-
Weighted average fair value of options granted during the year	-		$0.06	-		$-	-		$1.84

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STATE COMPANY)

Notes to Consolidated Financial Statements (Expressed in United States dollars)
October 31, 2003
8.	Share capital (continued):

The following table summarizes information about fixed stock options outstanding as at October 31, 2003:
	Options outstanding			Options exercisable
	Actual exercise price	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price

	$0.10	5,300,000	4.67 years	$0.10	5,300,000	$0.10

Included in wages and salaries is an amount of nil (2002 - nil, 2001 - $34,000) related to stock-based compensation on options granted to a consultant of the Company.

The Company does not recognize compensation expense for stock options granted to employees that are exercisable at fair market value at the date of the grant. The table below presents pro forma net loss as if stock options granted to employees had been determined on the fair value-based method. The table includes all stock options granted by the Company.
	2003	2002	2001	Period from September 3, 1997 to October 31, 2003

Loss applicable to common shares:
Reported	$1,449,965	$12,733,015	$4,559,625	$31,710,740
Compensation expense	318,000	1,832,500	4,627,752	16,459,509
Pro forma	$1,767,965	$14,565,515	$9,187,377	$48,170,249

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STATE COMPANY)

Notes to Consolidated Financial Statements (Expressed in United States dollars)
October 31, 2003
8.	Share capital (continued):
		2003	2002	2001	Period from September 3, 1997 to October 31, 2003
	Basic and fully diluted loss per share:
	Reported	$0.03	$0.27	$0.10	$0.75
	Pro forma	0.03	0.31	0.21	1.13

	There were no options granted during 2002. The fair values of all options granted during 2003 and 2001 were estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions:

			2003	2002	2001

	Dividend yield		-	-	-
	Expected volatility		1.57%	-	100%
	Risk-free interest rate		2.22%	-	3.97%-5.52%
	Expected option life		1 year	-	2-3 years

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STATE COMPANY)

Notes to Consolidated Financial Statements (Expressed in United States dollars)
October 31, 2003

8.	Share capital (continued):

	(c)	Loss per share

Basic loss per share is calculated by dividing net loss (the numerator) by the weighted average number of common shares outstanding (the denominator) during the period. Diluted loss per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method and are calculated by dividing net loss applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

The inclusion of the Company's stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and they are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share.

	(d)	Warrants

On August 13, 2003, the Company issued 2,031,250 First Units at $0.08 each. Each First Unit provides the holder with one common share and a warrant for one Second Unit at $0.08 each, exercisable for one year. Each Second Unit provides the holder with one common share and a warrant for one common share at $0.08 each, exercisable for one year.

In accordance with the CICA's recommendations, a portion of the First Unit should be allocated into separate elements within shareholders' equity as the First Units contain two equity elements arising from the common share and warrants attached. The Company has allocated the closing trading value of its shares as at August 13, 2003 to the common shares. Since the net proceeds received from the issuance of the First Units equals the closing trading value, the Second Unit warrants were allocated a nil value.

9.	Contributed surplus:

Ataraxia Corp., the former parent company of Pageant, forgave $544,891 of indebtedness it was owed during fiscal 1999. This forgiven debt was treated as contributed surplus, a separate component of shareholders' equity, as this balance was between related parties.

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STATE COMPANY)

Notes to Consolidated Financial Statements (Expressed in United States dollars)
October 31, 2003
10.	Restructuring and write-down of royalty rights:

On July 29, 2002, the Company restructured its operations by closing its research and development facility and adopted a plan to focus its current resources to outsource its research and development activities as described in note 13(a). No major costs were associated with this restructuring. The Company is still in the research and development stage. The development of this technology is contingent upon raising additional funds. Currently there is no assurance that Micromem will be able to raise such funds.

As a result of the restructuring, the Company determined that there was significant uncertainty that any amounts that would have been payable to Estancia in the foreseeable future in respect of the Estancia Royalty (that was purchased by Pageant under the Asset Purchase Agreement). Accordingly the Estancia Royalty rights acquired in the amount of $10,000,000 were written off in fiscal 2002.

11.	Income taxes:

The Company has non-capital losses of approximately $6,031,000 available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. As at October 31, 2003, the tax losses expire as follows:

	Canada	Other foreign	Total

2006	$268,000	$-	$268,000
2007	1,632,000	-	1,632,000
2008	1,363,000	-	1,363,000
2009	1,063,000	-	1,063,000
2010	1,143,000	265,.000	1,408,000
2011	-	206,000	206,000
2012	-	21,000	21,000
2023	-	70,000	70,000
Total assets	$5,469,000	$562,000	$6,031,000

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STATE COMPANY)

Notes to Consolidated Financial Statements (Expressed in United States dollars)
October 31, 2003
11.	Income taxes (continued):

Future income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's future tax assets and liabilities as at October 31 are as follows:

2003

Unused capital losses	$47,566
Unused non-capital losses	1,975,066
Alternative minimum tax credit	142,091
Research and development credit	118,720
Tax basis of capital assets in excess of carrying value	109,789
Total future tax assets	$2,393,302
Valuation allowance	(2,393,302)
Net future tax asset	$-

2002
Unused capital losses	$14,563
Unused non-capital losses	1,348,467
Alternative minimum tax credit	142,091
Research and development credit	118,720
Financing charges	30,020
Tax basis of capital assets in excess of carrying value	58,084
Total future tax assets	1,711,945
Valuation allowance	(1,711,945)
Net future tax asset	$-

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STATE COMPANY)

Notes to Consolidated Financial Statements (Expressed in United States dollars)
October 31, 2003
11.	Income taxes (continued):

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is as follows:

	2003	2002

Consolidated accounting loss before income taxes	$(1,449,965)	$(12,768,552)
Statutory rates	38%	39%

Expected income tax recovery	(550,987)	(4,979,735)
Permanent differences, write-down of royalty rights	-	3,650,000
Tax benefit not recognized	550,987	1,294,198
	$-	$(35,537)

12.	Management compensation and related party transactions:
	(a)		The Company has previously entered into the following stock-based management compensation arrangements:

		(i)	Effective November 1, 2001, the Company terminated the Chairman's compensation agreement described in note 12(a)(ii) below and the Chairman's compensation was reduced to $1.00 per year.

(ii)

On January 1, 2001, the Company entered into a new employment agreement with the Chairman for a period of five years. Under the terms of this agreement, the Chairman has been retained to provide certain management services to the Company and its subsidiaries. The Company has agreed to issue, under the agreement, a number of fully paid and non-assessable common shares of the Company equal to 0.5% per quarter of the number of common shares outstanding on the last day of March, June, September and December of each year throughout the term of the agreement. An amount of $1,431,545 had been accrued for the value of shares that had been earned but not issued as compensation expense for the year ended October 31, 2001 and treated as contributed surplus within shareholders' equity. On March 26, 2002, the Company issued 765,589 shares relating to compensation for the period ended October 31, 2001, valued at $1,431,545.

		(iii)	On January 2, 2000, the Company entered into an Employee and Option Agreement with the Chairman of Micromem which was approved by the shareholders at a meeting held on June 29, 2000.

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STATE COMPANY)

Notes to Consolidated Financial Statements (Expressed in United States dollars)
October 31, 2003

12.	Management compensation and related party transactions (continued):

As remuneration for the services to be rendered by the Chairman during the period from January 2, 2000 to January 2, 2001, the Company granted the Chairman an irrevocable option to acquire from the Company a number of fully paid and non-assessable common shares of the Company equal to 1.75% of the number of common shares of the Company that would be outstanding on the close of business on January 2, 2001, at a price of $0.10 per incentive share.

Pursuant to this agreement, deferred share compensation for the Chairman for the period from January 2, 2000 to January 2, 2001 in the amount of $2,711,881, representing an estimate of the intrinsic value of the options to be granted on January 2, 2001, was recorded as contributed surplus within shareholders' equity. Of this amount, $2,258,592 was recorded as compensation expense in the year ended October 31, 2000. On January 17, 2001, the Chairman exercised his options and 714,686 common shares of the Company were issued with an aggregate value of $1,581,242, which was recorded as share capital. The difference between the actual value of the shares and the estimate recorded in 2000 of $677,420 was recorded as a recovery of compensation expense in the year ended October 31, 2001.

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

(b)

In the normal course of business, the Company enters into transactions with companies under common control. Such items are measured at agreed upon exchange amounts and included in the consolidated financial statements.

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STATE COMPANY)

Notes to Consolidated Financial Statements (Expressed in United States dollars)
October 31, 2003
13.	Commitments:

	(a)	Research Collaboration and Infrastructure Agreements:

		1.	Materials and Manufacturing Ontario:

On October 24, 2002, Micromem entered into a two year Research Collaboration Agreement with Materials and Manufacturing Ontario ("MMO"), a not-for-profit organization funded by the provincial government, U of T and a Researcher employed by U of T to fund the research on Magnetic Structure development for Hall effect memory devices.

Under the terms of the agreement, the Company has committed to contribute $87,432 (Cdn.$136,175) and $18,000 (Cdn.$28,000) in cash and in-kind contribution, respectively, per year to fund the research. As at October 31, 2002, the Company had contributed $87,432 in cash against this commitment which has been included in deposits and other receivables as at year end.

In addition, Micromem will have sublicensing rights for the use of any new technology developed ("Technology Developed") under this research with an annual royalty payable in perpetuity to MMO based on a percentage of revenues from the sale of products incorporating the Technology Developed.

		2.	University of Toronto:

On November 1, 2002, the Company entered into an Infrastructure Agreement with U of T to fund the assembly of a magnetic memory facility ("MMF") for research, development and fabrication of magnetic memory. U of T has agreed to use the MMF in connection with, among other things, research to be conducted pursuant to collaborations between Micromem and U of T.

The terms of the agreement provide that Micromem is to contribute $249,463 (equivalent to Cdn.$360,000) in cash to fund the direct costs of the MMF. The contribution has been included as a research and development expense in the consolidated statements of operations and deficit.

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STATE COMPANY)

Notes to Consolidated Financial Statements (Expressed in United States dollars)
October 31, 2003

13.	Commitments (continued):

	3.	Communications and Information Technology Ontario:

On December 10, 2002, Micromem entered into a two year Collaborative Research Agreement with Communications and Information Technology Ontario ("CITO"). Under a Collaborative Research Agreement among Micromem, CITO, U of T and Dr. Harry Ruda. For the first year, CITO provided funding of $106,715 (equivalent to Cdn.$154,000) and Micromem contributed $31,875 (equivalent to Cdn.$46,000), of which $13,281 has been included in deposits and other receivables as at year end. For the second year, CITO would commit to provide funding of a further $107,715 (equivalent to Cdn.$154,000) and Micromem would commit to provide funding of a further $31,875 (equivalent to Cdn.$46,000). Micromem has further provided $67,632 (equivalent to Cdn.$97,600) of in-kind contributions to the research collaboration.

	4.	Equipment Transfer Agreement:

On March 1, 2003, Micromen entered into an agreement with U of T whereby Micromem has contributed equipment and supplies with an estimated value of $200,000 (note 6). The equipment was previously used by Pageant Technologies (U.S.A.) Inc. at Pageant's former Kansas City, Missouri lab facility until its closure in August 2002.

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STATE COMPANY)

Notes to Consolidated Financial Statements (Expressed in United States dollars)
October 31, 2003

13.	Commitments (continued):

	(b)	Technology development agreement:

On March 14, 2001, the Company's subsidiary, Pageant, entered into a three-year technology development agreement with Estancia and Lienau to continue the development of the Technology. Under the terms of the agreement, Pageant committed to pay Estancia $215,000 per year, payable on a monthly basis in arrears, and committed to incur expenditures in connection with the development expenses of up to a maximum of $500,000 per agreement year.

On April 23, 2002, the technology development agreement was amended to extend its term for an additional eight-month period and to reduce the amount payable to Estancia under the agreement to $107,000 per year, payable monthly in arrears for the period commencing June 1, 2002 through December 31, 2002 and for the extended period from March 9, 2004 through November 9, 2004. An amount of $143,333 (2002 - $35,833) relating to dues under the agreement is included in accounts payable and accrued liabilities.

	(c)	Operating leases:

The Company has operating lease commitments which expire in 2006 in respect of its head office. The future minimum annual lease payments are approximately as follows:

2004	$93,500
2005	93,500
2006	15,500
$202,500

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STATE COMPANY)

Notes to Consolidated Financial Statements (Expressed in United States dollars)
October 31, 2003

14.	Contingencies:

Pageant Technologies (U.S.A.) Inc. has been named as a defendant in legal actions relating to tenant improvements on a leased property, including an action claiming dues of approximately $887,000 alleging breach of contract under a construction contract entered into by Clear Blue Laboratories, Inc. ("Clear Blue"). The landlord of the leased property is also claiming damages from Pageant Technologies (U.S.A.) Inc.. Pageant Technologies (U.S.A.) Inc. assigned its rights under the lease to Clear Blue, however, Pageant Technologies (U.S.A.) Inc. is allegedly obligated to pay the lease payments should the assignee default under the contract. The landlord is claiming damages of approximately $887,000.

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

15.	Financial instruments:

	(a)	Fair values

The fair values for all financial assets and liabilities are considered to approximate their carrying values due to their short-term nature.

	(b)	Foreign items

The consolidated financial statements include balances/transactions that are denominated in foreign currencies as follows:

Canadian Dollar
Assets	$343,144
Liabilities	60,046
Revenue	8,976
Expenses	1,574,943

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STATE COMPANY)

Notes to Consolidated Financial Statements (Expressed in United States dollars)
October 31, 2003

16.		Reconciliation between Canadian GAAP and U.S. GAAP:

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP which, in the case of the Company, conform in all material respects with U.S. GAAP except as follows:

	(a)	Stock-based compensation:

The Company has chosen to account for employee stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Under this method, compensation expense is recorded if the market value exceeds the exercise price at the date of grant. The compensation expense, if any, is recognized at the date of option grants or when the option shares are earned, when future performance is required, in the consolidated statements of operations and deficit.

For the purposes of reporting under U.S. GAAP, companies are required under Statement of Financial Accounting Standards No. 123 to calculate and disclose, on a pro forma basis, the compensation expense related to the fair value of the stock options granted during the year in the notes to the consolidated financial statements. Accordingly, for the purpose of reporting under U.S. GAAP, the Company's net loss applicable to common shares and loss per common share would be increased to the pro forma amounts as disclosed in note 8(b).

	(b)	Consolidated statement of comprehensive income (loss):

Comprehensive income (loss) includes all changes in equity during the periods presented except shareholder transactions. For the purpose of reporting under U.S. GAAP, the components of comprehensive income and total comprehensive income are reported in the consolidated statements of changes in shareholders' equity, below net loss in the consolidated statements of operations and deficit and in a separate consolidated statement of comprehensive income. For the periods presented, accumulated other comprehensive loss equals net loss.

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STATE COMPANY)

Notes to Consolidated Financial Statements (Expressed in United States dollars)
October 31, 2003

17.	Subsequent event:

On November 12, 2003, Micromem entered into a second research collaboration agreement with MMO and the U of T for research and development associated with magnetic memory devices. Under the second agreement, in the first year and upon renewal in the second year, MMO will grant $58,900 (equivalent to Cdn.$85,000) in cash funding and Micromem will contribute $56,130 (equivalent to Cdn.$81,000) in cash funding and additionally will make $30,770 (equivalent to Cdn.$44,400) of in-kind contributions, all towards the research collaboration, each year.

In addition, Micromem will have sublicensing rights for the use of any new technology developed under this research with an annual royalty payable in perpetuity to MMO based on a percentage of revenues from the sale of products incorporating the Technology developed.

In December 2003, the Company completed Unit private placements to two Canadian private investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. Under the private placements, the Company received $33,000 as subscription proceeds for the sale and issue of 300,000 Units. Each Unit consists of one Common Share and one Series A Warrant. Each Series A Warrant entitles the holder to purchase one Common Share and one Series B Warrant for $0.11 until expiry 12 months from the date of issue. Each Series B Warrant entitles the holder to purchase one additional Common Share for $0.11 until expiry 12 months from the date of issue.

In December 2003, the Company also completed a Unit private placement to one Canadian private investor pursuant to prospectus and registration exemptions set forth in applicable securities laws. Under the private placement, the Company received $40,000 as subscription proceeds for the sale and issue of 500,000 Units. Each Unit consists of one Common Share and one Series A Warrant. Each Series A Warrant entitles the holder to purchase one Common Share and one Series B Warrant for $0.08 until expiry 12 months from the date of issue. Each Series B Warrant entitles the holder to purchase one additional Common Share for $0.08 until expiry 12 months from the date of issue.

Subsequent to the year-end, the Company issued 2,850,000 common shares for gross proceeds of $270,000.

18.	Comparative consolidated financial statements:

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2003 financial statements.

ITEM 18.         EXHIBITS

The following exhibits are filed as part of this registration statement and attached hereto:

Exhibit No. 1.1

Articles of Incorporation of Micromem Technologies Inc. and amendments thereto in effect as of January 11, 2000, (Incorporated herein by reference to the Company's Form 20-F/A filed with the Commission on January 11, 2000).

Exhibit No. 1.2

Articles of Amendment of Micromem Technologies Inc. dated as of October 17, 2001 amending the Articles of Micromem Technologies Inc. to increase the number of directors to a minimum of three and a maximum of ten and to authorize the directors to set the number of directors within the minimum and maximum (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 20, 2003).

Exhibit No. 1.3

Articles of Amendment of Micromem Technologies Inc. dated as of June 24, 2002 amending the Articles of Micromem Technologies Inc. to increase the number of directors to a minimum of 3 and a maximum of 12 and to authorize the directors to set the number of directors within the minimum and maximum (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 20, 2003);

Exhibit No. 1.4	By-Laws of Micromem Technologies Inc. in effect as of January 11, 2002, (Incorporated herein by reference to the Company's Form 20-F/A filed with the Commission on January 11, 2000);

Exhibit No. 1.5

Amendment to the By-Laws of Micromem Technologies Inc. approved by shareholders on June 29, 2000, deleting the requirement from the By-Laws that the President shall be appointed from amongst the directors (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 20, 2003);

Exhibit No. 4.1	Stock Option Plan of Micromem Technologies Inc. dated February 14, 2001 (Incorporated herein by reference to the Company's Form S-8 filed with the Commission on January 27, 2004).

Exhibit No. 4.2	Equipment Transfer Agreement dated March 1, 2003, between Micromem and the Governing Council of the University of Toronto, referred to in this annual report at Item 10.C - material contracts.

Exhibit No. 4.3*

Collaborative Research Agreement dated December 10, 2002, among Micromem, Communications and Information Technology Ontario ("CITO"), the University of Toronto and Dr. Harry Ruda, Professor of Physics at the University of Toronto, referred to in this annual report at Item 10.C - material contracts.

Exhibit No. 4.4*

A second 2-year research collaboration agreement ("Second U of T Research Agreement") dated November 12, 2003, among Materials and Manufacturing Ontario ("MMO") and the University of Toronto referred to in this annual report at Item 10.C - material contracts.

Exhibit No. 12.1	Officers Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002.

Exhibit No. 12.2	Officers Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002.

Exhibit No. 13.1	Officers Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002.

Exhibit No. 13.2	Officers Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002.

Exhibit 14.1	Consent of Auditor

*Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

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

Dated: March 19, 2004

72