Form 20-F/A
MICROMEM TECHNOLOGIES INC
filed 2004-05-28
CIK 1085921

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________

FORM 20-F/A2

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

PART II

ITEM 13.            DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

            Not Applicable

ITEM 14.            MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

            Not Applicable

ITEM 15.            CONTROLS AND PROCEDURES

            (a)            Disclosure controls and procedures. The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of its disclosure controls and procedures within the 90 days prior to the date of filing of this Annual Report on Form 20-F. Based upon such review, the Chief Executive Officer and Chief Financial Officer have concluded that the Company has in place appropriate controls and procedures designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Securities Exchange Act of 1934, as amended, and the rules thereunder, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.  There have been no significant changes in our disclosure controls or in other factors that could significantly affect disclosure controls subsequent to the date of evaluation, including any corrective actions taken with regard to significant deficiencies and material weaknesses.

            (b)            Internal controls. Since the date of the evaluation described above, there have not been any significant changes in the Company's internal controls or in other factors that could significantly affect those controls.

PART III

ITEM 16.

            Not applicable.

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
Suite 3300
Toronto ON M5L 1B2

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Micromem Technologies Inc. (a Development Stage Company) as at October 31, 2000 and 1999 and the consolidated statements of operations and deficit, cash flows and shareholders' equity (deficiency) for the years then ended and for the cumulative period from September 3, 1997 to October 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The cumulative statements of operations and deficit, cash flows and shareholders' equity (deficiency) for the period from September 3, 1997 to October 31, 2000 include amounts for the period from September 3, 1997 to October 31, 1998 which were audited by other auditors whose report has been furnished to us, and our opinion on the cumulative statements, insofar as it relates to the amounts included for the period September 3, 1997 through October 31, 1998 is based solely on the report of the other auditors.

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

In our opinion, based on our audit and the report of other auditors, these consolidated financial statements present fairly, in all material respects, the results of the Company as at October 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended and for the cumulative period from September 3, 1997 to October 31, 2000 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the two year period ended October 31, 2000 and shareholders' equity (deficiency) as at October 31, 2000 and 1999 to the extent summarized in note 15 to the consolidated financial statements.

The consolidated financial statements for the year ended October 31, 1998 and the cumulative period from September 3, 1997 to October 31, 1998 were audited by another firm of chartered accountants who expressed an opinion without reservation on those statements in their report dated December 20, 1999.

/s/ KPMG LLP

Chartered Accountants

Toronto, Canada

December 13, 2000, except as
to note 16(a),(b) and (c) which is as of
January 19, 2001

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

ITEM 18                FINANCIAL STATEMENTS

                Not Applicable

ITEM 19.               EXHIBITS

The following exhibits are filed as part of this registration statement and attached hereto:

Exhibit No. 1	Articles of Incorporation of Micromem Technologies Inc. and amendments thereto in effect as of January 11, 2000, (Incorporated herein by reference to the Company's Form 20-F/A filed with the Commission on January 11, 2000).

Exhibit No. 2	Articles of Amendment of Micromem Technologies Inc. dated as of October 17, 2001 amending the Articles of Micromem Technologies Inc. to increase the number of directors to a minimum of three and a maximum of ten and to authorize the directors to set the number of directors within the minimum and maximum

Exhibit No. 3	Articles of Amendment of Micromem Technologies Inc. dated as of June 24, 2002 amending the Articles of Micromem Technologies Inc. to increase the number of directors to a minimum of 3 and a maximum of 12 and to authorize the directors to set the number of directors within the minimum and maximum;

Exhibit No. 4	By-Laws of Micromem Technologies Inc. in effect as of January 11, 2002, (Incorporated herein by reference to the Company’s Form 20-F/A filed with the Commission on January 11, 2000);

Exhibit No. 5	Amendment to the By-Laws of Micromem Technologies Inc. approved by shareholders on June 29, 2000, deleting the requirement from the By-Laws that the President shall be appointed from amongst the directors;

Exhibit No. 6*	Research Collaboration Agreement among Micromem Technologies Inc., the University of Toronto, Dr. Harry Ruda and Materials and Manufacturing Ontario dated October 24, 2002 (referred to in this Annual Report at Item 4.B – Business Overview – Recent Developments);

Exhibit No. 7	Asset Purchase Agreement among Micromem Technologies Inc., Pageant Technologies Incorporated, Estancia Limited and Richard Lienau dated December 10, 2000 (referred to in this Annual Report at Item 4.B – Business Overview – Recent Developments), (Incorporated herein by reference to the Company’s Form 40-F filed with the Commission on February 2, 2001);

Exhibit No. 8	Technology Development Agreement among Pageant Technologies Incorporated, Estancia Limited and Richard Lienau dated March 9, 2001 (referred to in this Annual Report at Item 4.B – Business Overview – Recent Developments), (Incorporated herein by reference to the Company’s Form 40-F filed with the Commission on February 2, 2001);

Exhibit No. 9	Infrastructure Agreement between Micromem Technologies Inc. and the University of Toronto dated November 1, 2002 (referred to in this Annual Report at Item 4. B - Business Overview - Recent Developments);

*	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

Exhibit No. 12.1	Officers Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002.

Exhibit No. 12.2	Officers Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002.

Exhibit No. 13.1	Officers Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002.

Exhibit No. 13.2	Officers Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002.

Exhibit No. 14.1	Independent Auditors' Consent

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

Dated:   May 28, 2004.

[1] VEMRAMä is a trade-mark of Memtech International Inc., a Bahamas corporation wholly-owned by Micromem, and is used under license by Micromem and other corporations affiliated with Micromem.

[2] HEMRAMä is a trade-mark of Memtech International Inc., a Bahamas corporation wholly-owned by Micromem, used under license by Micromem and other corporations affiliated with Micromem.