Form 20-F/A
MICROMEM TECHNOLOGIES INC
filed 2005-06-22
CIK 1085921

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
AMENDMENT NO. 1

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2004
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM __________________ TO __________________

Commission file number 0-21392

MICROMEM TECHNOLOGIES INC.
(Exact Name of Registrant as Specified in Its Charter)

Ontario, Canada
(Jurisdiction of Incorporation or Organization)

777 Bay Street, Suite 1910
Toronto, Ontario M5G 2E4
Canada
(Address of Principal Executive Offices)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION-12(b) OF THE ACT:

Title of Each Class	Name of Each Exchange On Which Registered
None	None

        SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

Common Shares without par value

(Title of Class)

        SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT: None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

58,063,437 Common Shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES[X]        NO[ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

ITEM 17 [X]     ITEM 18 [ ]

EXHIBIT
Consent of Ernst & Young LLP	14.2

EXPLANATORY NOTE

        Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, Micromem Technologies Inc. (the "Company") hereby amends its Annual Report on Form 20-F for the fiscal year ended October 31, 2004, as filed with the U.S. Securities and Exchange Commission on February 28, 2005 (the "Original Filing"), by setting forth in Item 17 an Auditor's Report of Ernst & Young LLP that was inadvertently omitted from the Original Filing.

        This amendment also includes as Exhibit 14.2 a consent of Ernst & Young LLP to the use of their Auditor's Report in this Annual Report on Form 20-F/A. The consent was inadvertently omitted from the Original Filing.

        This amendment also amends the list of Exhibits in Item 19 and in the Exhibit Index to reflect the addition of the consent of Ernst & Young LLP.

        Other than for the purpose of amending the information referred to above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Original Filing or reflect any events that have occurred after the date on which such annual report was filed.

Item 17 Financial Statements

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

Item 19 Exhibits

Exhibits filed as part of this annual report:

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

Exhibit No. 6* Research Collaboration Agreement among Micromem Technologies Inc., the University of Toronto, Dr. Harry Ruda and Materials and Manufacturing Ontario dated October 24, 2002 (referred to in this Annual Report at Item 4.B – Business Overview – Recent Developments) (Incorporated herein by reference to the Company's Form 20-F/A filed with the Commission on March 20, 2003);

Exhibit No. 7 Asset Purchase Agreement among Micromem Technologies Inc., Pageant Technologies Incorporated, Estancia Limited and Richard Lienau dated December 10, 2000 (referred to in this Annual Report at Item 4.B – Business Overview – Recent Developments), (Incorporated herein by reference to the Company's Form 40-F filed with the Commission on February 2, 2001);

Exhibit No. 8 Technology Development Agreement among Pageant Technologies Incorporated, Estancia Limited and Richard Lienau dated March 9, 2001 (referred to in this Annual Report at Item 4.B – Business Overview – Recent Developments), (Incorporated herein by reference to the Company's Form 40-F filed with the Commission on February 2, 2001);

Exhibit No. 9 Infrastructure Agreement between Micromem Technologies Inc. and he University of Toronto dated November 1, 2002 (referred to in this Annual Report at Item 4.B – Business Overview – Recent Developments) (Incorporated herein by reference to the Company's Form 20-F/A filed with the Commission on March 20, 2003);

Exhibit No. 10 A second 2-year research research collaboration agreement dated November 12, 2003, among Micromem, Materials and Manufacturing Ontario and the University of Toronto (referred to in this Annual Report at "Item 10.C – Material Contracts"), (Incorporated herein by reference to the Company's Form 20F filed with the Commission on March 19, 2004);

Exhibit No. 11 Equipment Transfer Agreement dated March 1, 2003 between Micromem and the Governing Council of the University of Toronto (referred to in this Annual Report at Item 10.C – Material Contracts"), (Incorporated herein by reference to the Company's Form 20F filed with the Commission on March 19, 2004);

Exhibit No. 12 Collaborative Research Agreement dated December 10, 2002 among Micromem, Communications and Information Technology Ontario ("CITO"), the University of Toronto and Dr. Harry Ruda (referred to in this Annual Report at "Item 10.C – Material Contracts"), (Incorporated herein by reference to the Company's Form 20F filed with the Commission on March 19, 2004);

Exhibit No. 12.1 Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002 (1)

Exhibit No. 12.2 Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002 (1)

Exhibit No. 13.1 Officer's Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002 (1)

Exhibit No. 13.2 Officer's Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002 (1)

Exhibit No. 14.1 Independent Auditors' Consent of Grant Thornton LLP (2)

Exhibit No. 14.2 Auditor's Consent of Ernst & Young LLP (1)

*Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

(1) Filed herewith.

(2) Previously filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended October 31, 2004, filed with the Securities and Exchange Commission on February 28, 2005.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MICROMEM TECHNOLOGIES INC.
By:	/s/ Dan Amadori
Dan Amadori
Chief Financial Officer

Date:	June 22, 2005

EXHIBIT INDEX

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

Exhibit No. 6* Research Collaboration Agreement among Micromem Technologies Inc., the University of Toronto, Dr. Harry Ruda and Materials and Manufacturing Ontario dated October 24, 2002 (referred to in this Annual Report at Item 4.B – Business Overview – Recent Developments) (Incorporated herein by reference to the Company's Form 20-F/A filed with the Commission on March 20, 2003);

Exhibit No. 7 Asset Purchase Agreement among Micromem Technologies Inc., Pageant Technologies Incorporated, Estancia Limited and Richard Lienau dated December 10, 2000 (referred to in this Annual Report at Item 4.B – Business Overview – Recent Developments), (Incorporated herein by reference to the Company's Form 40-F filed with the Commission on February 2, 2001);

Exhibit No. 8 Technology Development Agreement among Pageant Technologies Incorporated, Estancia Limited and Richard Lienau dated March 9, 2001 (referred to in this Annual Report at Item 4.B – Business Overview – Recent Developments), (Incorporated herein by reference to the Company's Form 40-F filed with the Commission on February 2, 2001);

Exhibit No. 9 Infrastructure Agreement between Micromem Technologies Inc. and he University of Toronto dated November 1, 2002 (referred to in this Annual Report at Item 4.B – Business Overview – Recent Developments) (Incorporated herein by reference to the Company's Form 20-F/A filed with the Commission on March 20, 2003);

Exhibit No. 10 A second 2-year research research collaboration agreement dated November 12, 2003, among Micromem, Materials and Manufacturing Ontario and the University of Toronto (referred to in this Annual Report at "Item 10.C – Material Contracts"), (Incorporated herein by reference to the Company's Form 20F filed with the Commission on March 19, 2004);

Exhibit No. 11 Equipment Transfer Agreement dated March 1, 2003 between Micromem and the Governing Council of the University of Toronto (referred to in this Annual Report at Item 10.C – Material Contracts"), (Incorporated herein by reference to the Company's Form 20F filed with the Commission on March 19, 2004);

Exhibit No. 12 Collaborative Research Agreement dated December 10, 2002 among Micromem, Communications and Information Technology Ontario ("CITO"), the University of Toronto and Dr. Harry Ruda (referred to in this Annual Report at "Item 10.C – Material Contracts"), (Incorporated herein by reference to the Company's Form 20F filed with the Commission on March 19, 2004);

Exhibit No. 12.1 Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002 (1)

Exhibit No. 12.2 Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002 (1)

Exhibit No. 13.1 Officer's Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002 (1)

Exhibit No. 13.2 Officer's Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002 (1)

Exhibit No. 14.1 Independent Auditors' Consent of Grant Thornton LLP (2)

Exhibit No. 14.2 Auditor's Consent of Ernst & Young LLP (1)

*Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

(1) Filed herewith.

(2) Previously filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended October 31, 2004, filed with the Securities and Exchange Commission on February 28, 2005.