Form 20-F/A
period 2005-10-31
MICROMEM TECHNOLOGIES INC
filed 2006-06-23
CIK 1085921

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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
Item 17 ☑ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-
2 of the Exchange Act):
Yes ☐ No ☑

Explanatory Note
          The Registrant hereby amends Items 3 and 15 in the Registrant’s Annual Report on Form 20-F for the year ended October 31, 2005, and it is also refiling its Certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. Except as set forth in Items 3, 15 and 18 below, no other changes are made to the Registrant’s Report on Form 20-F for the year ended October 31, 2005. As only Items 3, 15 and 18 are affected, only those items are reproduced in this Form 20-F/A.

Item 3.	Key Information	1
Item 15.	Controls and Procedures	11
Item 18.	Exhibits.	13
Signatures		15
Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002
Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002
Officer's Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002
Officer's Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002

ITEM 3. KEY INFORMATION
A. Selected Financial Data
          The following table sets forth our selected consolidated financial data in United States dollars as of and for each of the five fiscal years ended October 31, 2005, 2004, 2003, 2002 and 2001. The selected consolidated financial data has been derived from our audited consolidated financial statements. All information contained in the following table should be read in conjunction with our audited consolidated financial statements and the notes thereto and “Item 5 - Operating and Financial Review and Prospects”, included elsewhere in this Form 20-F.
Selected balance sheet information

Years ended October 31,
	2005	2004	2003	2002	2001

Working capital (deficiency)	$(74,831)	$34,685	$100,670	$985,551	$3,455,108
Capital Assets	—	2,925	3,768	98,654	336,839
Total Assets	728,375	474,234	350,138	1,583,422	14,454,470
Capital Stock	34,305,087	32,103,787	31,236,287	31,073,787	29,642,242
Shareholders’ equity (deficiency)	(74,831)	37,610	104,438	1,391,903	14,124,918

Selected statement of operations and deficit information

	Years ended October 31,
	2005	2004	2003	2002	2001

Interest and other income	$8,703	$4,746	$20,121	$165,892	$196,520

Research and development expenses	362,141	378,410	490,914	1,601,624	2,212,679
General and administrative expenses	1,951,600	570,684	621,050	1,319,528	2,492,386
Stock compensation expense	1,721,742	1,379,970	318,000	1,832,500	4,627,752
Write-down of royalty rights	—	—	—	10,000,000	—
Write-down of patents and trademarks	—	—	299,820	—	—
Loss (gain) on disposal of assets	—	—	58,302	13,292	(6,134)

Loss from continuing operations	(4,035,483)	(2,314,298)	(1,767,965)	(14,529,978)	(9,157,163)
Loss from discontinued operations	—	—	—	—	—

Loss before income taxes	(4,035,483)	(2,314,298)	(1,767,965)	(14,529,978)	(9,157,163)
Provision for income taxes (recovery)	—	—	—	(35,537)	30,214

Net loss	(4,035,483)	(2,314,298)	(1,767,965)	(14,565,515)	(9,187,377)

Loss per share-basic and diluted	0.07	0.04	0.04	0.31	0.21
Weighted average number of basic and diluted shares	62,155,234	52,958,975	47,061,810	46,396,799	44,163,669

Dividends	—	—	—	—	—

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
          We operate as a development stage company and have historically had only limited accounting personnel and resources with which to address our disclosure controls and procedures.
          When our independent registered public accountants audited our financial statements as of and for the year ended October 31, 2005, they identified significant deficiencies in our disclosure controls and procedures. Significant deficiencies noted were that:
•	we lacked certain formalized accounting policies and procedures including written procedures for the monthly, quarterly and annual closing of our financial books and records;

•	our staff was not always subject to timely review and supervision; and

•	security practices over our information technology were not sufficiently robust.
          In addition, in anticipation of the implementation of Rules 13a-15(c) of the Exchange Act, also referred to as Section 404 of the Sarbanes-Oxley Act of 2002, with the participation of our management, we engaged an independent firm of chartered accountants, a different firm from our independent registered public accounting firm, to complete an in depth review of our internal accounting procedures and controls. The firm’s evaluation was only interim, and did not meet the requirements of Rule 13a-15(c). The independent firm of chartered accountants made several recommendations which will help us improve our internal accounting procedures and controls, and, as discussed above, we are now in the process of implementing the recommendations which were made. To date, management has not conducted a separate evaluation of their internal controls over financial reporting.

          Although our management is implementing measures required to remedy the significant deficiencies in our disclosure controls and procedures, we have not managed to make these changes effective in their entirety. These control deficiencies are not expected to have any future material impact on our financial statements as we expect that the cost of the measures which we implemented will be offset by reduced legal and accounting fees because we will have more of our own internal staff be responsible for these additional measures at lower rates as opposed to outside accountants. If, however, we fail to continue to maintain adequate controls and procedures, we may not meet the demands that are placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act of 2002 and our business would accordingly face repercussions.
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
ITEM 15. CONTROLS AND PROCEDURES
          Disclosure Controls and Procedures. We operate as a development stage company and have historically had only limited accounting personnel and resources with which to address our disclosure controls and procedures.
          When our independent registered public accountants audited our financial statements as of and for the year ended October 31, 2005, they identified significant deficiencies in our disclosure controls and procedures. Significant deficiencies noted were that:
•	we lacked certain formalized accounting policies and procedures including written procedures for the monthly, quarterly and annual closing of our financial books and records;

•	our staff was not always subject to timely review and supervision; and

•	security practices over our information technology were not sufficiently robust.
          We are committed to improving and enhancing our disclosure controls and procedures. In connection with the deficiencies described in the paragraph immediately above, we implemented additional controls and procedures during the fourth quarter of 2005. The additional controls and enhanced procedures include:
•	development of a system of control including the upgrade of accounting software and the development of formalized software;

•	monthly analytical reviews by both the Chief Executive Officer and Chief Financial Officer and our Audit Committee;

•	prompt review of all financial statements and immediate reconciliation of our financial results;

•	our Audit Committee will meet on a quarterly basis to assess our financial performance and to review the progress management has made in upgrading its accounting procedures and controls; and

•	interaction of our Audit Committee with our independent registered public accounting firm in 2006 on reporting and control related matters.
          We believe that the foregoing remedial measures will not materially increase our expenses. With the anticipated implementation of the above controls and procedures, we believe we will significantly improve our disclosure controls and procedures.
          Although our management is implementing measures required to remedy the significant deficiencies in our disclosure controls and procedures, we have not managed to make these changes effective in their entirety. These control deficiencies are not expected to have any future material impact on our financial statements as we expect that the cost of the measures which we implemented will be offset by reduced legal and accounting fees because we will have more of our own internal staff be responsible for these additional measures at lower rates as opposed to outside accountants. If, however, we fail to continue to maintain adequate controls and procedures, we may not meet the demands that are placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act of 2002 and our business would accordingly face repercussions.

          Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, referred to herein as the Exchange Act) as of October 31, 2005. Based on this evaluation and the deficiencies stated above, our Chief Executive Officer and Chief Financial Officer concluded that, as of October 31, 2005, our disclosure controls and procedures were (1) not effective, in that they were not designed to ensure that material information relating to us is made known to our Chief Executive Officer and Chief Financial Officer by others within our organization, as appropriate to allow timely decisions regarding required disclosures, and (2) not effective, in that they did not ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. However, we expect to implement all measures stated above required to remedy the significant deficiencies by the end of fiscal 2006.
          Changes in Internal Control Over Financial Reporting. Other then as stated above, no change in our internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, occurred during the fiscal year ended October 31, 2005 that has materially affected or is reasonable likely to materially affect, our internal controls over financial reporting.
          Other Matters. In anticipation of the implementation of Rules 13a-15(c) of the Exchange Act, also referred to as Section 404 of the Sarbanes-Oxley Act of 2002, with the participation of our management, we engaged an independent firm of chartered accountants, a different firm from our independent registered public accounting firm, to complete an in depth review of our internal accounting procedures and controls. The firm’s evaluation was only interim, and did not meet the requirements of Rule 13a-15(c). The independent firm of chartered accountants made several recommendations which will help us improve our internal accounting procedures and controls, and, as discussed above, we are now in the process of implementing the recommendations which were made. To date, management has not conducted a separate evaluation of their internal controls over financial reporting.

ITEM 18. EXHIBITS
The following exhibits are filed as part of this registration statement and attached hereto:

Exhibit No. 1.1	Articles of Incorporation of Incorporation of Micromem Technologies Inc. and amendments thereto in effect as of January 11, 2000, (Incorporated herein by reference to the Company’s Form 20-F/A filed with the Commission on January 11, 2000).

Exhibit No. 1.2	Articles of Incorporation of Amendment of Micromem Technologies Inc. dated as of October 17, 2001 amending the Articles of Incorporation of Micromem Technologies Inc. to increase the number of directors to a minimum of three and a maximum of ten (Incorporated herein by reference to the Company’s Form 20-F/A filed with the Commission on March 20, 2003);

Exhibit No. 1.3	Articles of Incorporation of Amendment of Micromem Technologies Inc. dated as of June 24, 2002 amending the Articles of Incorporation of Micromem Technologies Inc. to increase the number of directors to a minimum of 3 and a maximum of 12 (Incorporated herein by reference to the Company’s Form 20-F/A filed with the Commission on March 20, 2003);

Exhibit No. 1.5	By-Laws of Micromem Technologies Inc. in effect as of January 11, 2002, (Incorporated herein by reference to the Company’s Form 20-F/A filed with the Commission on January 11, 2000);

Exhibit No. 1.6	Amendment to the By-Laws of Micromem Technologies Inc. approved by shareholders on June 29, 2000, deleting the requirement from the By-Laws that the President shall be appointed from amongst the directors (Incorporated herein by reference to the Company’s Form 20-F/A filed with the Commission on March 20, 2003);

Exhibit No. 4.1	Research Collaboration Agreement by and among Micromem Technologies Inc., the University of Toronto, Dr. Harry Ruda and Materials and Manufacturing Ontario dated October 24, 2002 (referred to in this Annual Report at Item 4.B – Business Overview – Recent Developments) (Incorporated herein by reference to the Company’s Form 20-F/A filed with the Commission on March 20, 2003);

Exhibit No. 4.2	Asset Purchase Agreement by and among Micromem Technologies Inc., Pageant Technologies Incorporated, Estancia Limited and Richard Lienau dated December 10, 2000 (referred to in this Annual Report at Item 4.B – Business Overview – Recent Developments), (Incorporated herein by reference to the Company’s Form 40-F filed with the Commission on February 2, 2001);

Exhibit No. 4.3	Technology Development Agreement by and among Pageant Technologies Incorporated, Estancia Limited and Richard Lienau dated March 9, 2001 (referred to in this Annual Report at Item 4.B – Business Overview – Recent Developments), (Incorporated herein by reference to the Company’s Form 40-F filed with the Commission on February 2, 2001);

Exhibit No. 4.4	Infrastructure Agreement by and between Micromem Technologies Inc. and the University of Toronto dated November 1, 2002 (referred to in this Annual Report at Item 4.B – Business Overview – Recent Developments) (Incorporated herein by reference to the Company’s Form 20-F/A filed with the Commission on March 20, 2003);

Exhibit No. 4.5	A second 2-year Research Collaboration Agreement, by and among Micromem Technologies Inc., Materials and Manufacturing Ontario and the University of Toronto dated November 12, 2003 (referred to in this Annual Report at “Item 10.C – Material Contracts”), (Incorporated herein by reference to the Company’s Form 20-F filed with the Commission on March 19, 2004);

Exhibit No. 4.6	Equipment Transfer Agreement by and between Micromem Technologies Inc. and the Governing Council of the University of Toronto dated March 1, 2003 (referred to in this

Annual Report at Item 10.C – Material Contracts”), (Incorporated herein by reference to the Company’s Form 20-F filed with the Commission on March 19, 2004);

Exhibit No. 4.7	Collaborative Research Agreement by and among Micromem Technologies Inc., Communications and Information Technology Ontario, the University of Toronto and Dr. Harry Ruda dated December 10, 2002 (referred to in this Annual Report at “Item 10.C – Material Contracts”), (Incorporated herein by reference to the Company’s Form 20-F filed with the Commission on March 19, 2004);

Exhibit No. 4.8	Revised License Agreement by and between Micromem Technologies Inc. and the University of Toronto dated June 13, 2005. (Incorporated herein by reference to the Company’s Form 20-F filed with the Commission on February 28, 2006);

Exhibit No. 4.9	Employment Agreement by and between Micromem Technologies Inc. and Dr. Cynthia Kuper dated January 28, 2005. (Incorporated herein by reference to the Company’s Form 20-F filed with the Commission on February 28, 2006);

Exhibit No. 4.10	Employment Agreement by and between Micromem Technologies, Inc. and Salvatore Fuda dated May 29, 2005. (Incorporated herein by reference to the Company’s Form 20-F filed with the Commission on February 28, 2006);

Exhibit No. 12.1	Officer’s Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002. (filed herewith)

Exhibit No. 12.2	Officer’s Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002. (filed herewith)

Exhibit No. 13.1	Officer’s Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002. (furnished herewith)

Exhibit No. 13.2	Officer’s Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002. (furnished herewith)

Exhibit No. 14.1	Independent Auditors’ Consent of Schwartz Levitsky Feldman LLP (Incorporated herein by reference to the Company’s Form 20-F filed with the Commission on February 28, 2006);

Exhibit No. 14.2	Independent Auditors’ Consent of Grant Thornton LLP (Incorporated herein by reference to the Company’s Form 20-F filed with the Commission on February 28, 2006);

Exhibit No. 14.3	Independent Auditors’ Consent of Ernst & Young LLP (Incorporated herein by reference to the Company’s Form 20-F filed with the Commission on February 28, 2006);

Exhibit No. 14.4	Independent Auditors’ Consent of Schwartz, Levitsky Feldman LLP. (Incorporated herein by reference to the Company’s Form 20-F filed with the Commission on February 28, 2006);

*	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

SIGNATURES
          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on this amended Form 20-F/A and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROMEM TECHNOLOGIES INC.

By:	/s/ Joseph Fuda

Name:	Joseph Fuda
Title:	Chief Executive Officer

By:	/s/ Dan Amadori

Name:	Dan Amadori
Title:	Chief Financial Officer
Dated: June 23, 2006