Form 20-F
period 2006-10-31
MICROMEM TECHNOLOGIES INC
filed 2007-02-28
CIK 1085921

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

___________

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
or
[x]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For The Fiscal Year Ended October 31, 2006
or
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
or
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
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

69,191,299 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act:

Yes       No  X

If this report is an annual or transition report, indicate by check mark if the registration is not required to file a report pursuant to section 13 or 15 of the Securities Exchange Act of 1934:

Yes       No  X

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

Large Accelerated Filer              Accelerated Filer             Non-Accelerated Filer    X

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 X    Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes       No  X

PART I

INTRODUCTION

Abbreviations

Throughout this document, Micromem Technologies Inc. and/or its affiliates are referred to as “Micromem”, the “Company”, “we”, “us” or “our”.

Forward Looking and Cautionary Statements

This Form 20-F contains certain forward-looking statements.  These forward-looking statements are based on current expectations, estimates and projections about the business of our company and the industry in which we operate, our management's beliefs, and assumptions made by our management.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks” and “estimates,” variations on such words and similar expressions are intended to identify such forward-looking statements.  These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict.  Our actual results could differ materially from those expressed or forecasted in these forward-looking statements as a result of certain factors, including those set forth under Item 3 Key Information – Risk Factors and elsewhere in this Form 20-F.

ITEM 1.

  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

  Not Applicable.

ITEM 2.

  OFFER STATISTICS AND EXPECTED TIMETABLE

  Not Applicable.

ITEM 3.

  KEY INFORMATION

A.

  Selected Financial Data

The following table sets forth our selected consolidated financial data in United States dollars as of and for each of the five fiscal years ended October 31, 2006, 2005, 2004, 2003 and 2002.  The selected consolidated financial data has been derived from our audited consolidated financial statements.  All information contained in the following table should be read in conjunction with our audited consolidated financial statements and the notes thereto and "Item 5 - Operating and Financial Review and Prospects”, included elsewhere in this Form 20-F.

Selected balance sheet information

Years ended October 31,
	2006	2005	2004	2003	2002
Working capital (deficiency)	($448,923)	($ 74,831)	$ 34,685	$ 100,670	$ 985,551
Capital Assets	-	-	2,925	3,768	98,654
Total Assets	465,440	728,375	474,234	350,138	1,583,422
Capital Stock	35,930,615	34,305,087	32,103,787	31,236,287	31,073,787
Shareholders' equity (deficiency)	(448,923)	(74,831)	37,610	104,438	1,391,903

Selected statement of operations and deficit information

	Years ended October 31,
	2006	2005	2004	2003	2002
Interest and other income	$ 9,930	$ 8,703	$ 4,746	$ 20,121	$165,892
Research and development expenses	389,689	362,141	378,410	490,914	1,601,624
General and administrative expenses	2,448,249	1,951,600	570,684	621,050	1,319,528
Stock compensation expense	2,058,560	1,721,742	1,379,970	318,000	1,832,500
Write-down of royalty rights	-	-	-	-	10,000,000
Write-down of patents and trademarks	-	-	-	299,820	-
Loss (gain) on disposal of assets	-	-	-	58,302	13,292
Loss from continuing operations	(4,058,180)	(4,035,483)	(2,314,298)	(1,767,965)	(14,529,978)
Loss from discontinued operations	-	-	-	-	-
Loss before income taxes	(4,058,180)	(4,035,483)	(2,314,298)	(1,767,965)	(14,529,978)
Provision for income taxes (recovery)	-	-	-	-	(35,537)
Net loss	(4,058,180)	(4,035,483)	(2,314,298)	(1,767,965)	(14,565,515)
Loss per share-basic and diluted	0.06	0.07	0.04	0.04	0.31
Weighted average number of basic and diluted shares	66,709,353	62,155,234	52,958,975	47,061,810	46,396,799
Dividends	-	-	-	-	-

Reconciliation between Canadian GAAP and U.S. GAAP:

Our consolidated financial statements for the period have been prepared in accordance with Canadian GAAP which, in our case, conforms in all material respects with U.S. GAAP.

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

	2006	2005	2004	2003	2002
High for period	0.9134	0.8690	0.8432	0.7738	0.6654
Low for period	0.8349	0.7872	0.7288	0.6350	0.6179
End of period	0.8907	0.8577	0.8319	0.7738	0.6339
Average for period	0.8782	0.8254	0.7717	0.7200	0.6368

The following table sets forth, for each period indicated, the high and low exchange rates for United States dollars expressed in Canadian dollars on the last day of each month during such period, based on the Noon Buying Rate.

	November	December	January	February	March	April
	2005	2005	2006	2006	2006	2006
High	1.1674	1.1659	1.1439	1.1380	1.1671	1.1203
Low	0.8566	0.8577	0.8742	0.8787	0.8568	0.8926

	May	June	July	August	September	October
	2006	2006	2006	2006	2006	2006
High	1.1028	1.1150	1.1309	1.1066	1.1153	1.1227
Low	0.9068	0.8969	0.8843	0.9037	0.8966	0.8907

On February 23, 2007, the noon buying rate for one Canadian dollar, as quoted by the Bank of Canada, was CDN $1.149 = U.S. $1.00.

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

At October 31, 2006 we had approximately $407,000 cash on hand and our current monthly cash expenses were approximately $100,000.  Subsequent to October 31, 2006 we have raised an additional $300,000 through the exercise of stock options.

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

•

price competitiveness; and

•

 the availability and cost of raw materials.

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

Our future success and competitive position depend in part on our ability to retain exclusive rights to our technology, including any improvements that may be made on that technology from time to time by us or on our behalf.  While our technology is patented or is subject to pending patent applications in the United States and we know of no challenge that has been made either against our technology or our rights to it, and we have no reason to believe that any such challenge might be made or that the grounds for any such challenge exist, if any intellectual property litigation were to be commenced against us, no matter how groundless, the result could be a significant expense to us, adversely affecting further development, licensing and sales, diverting the efforts of our technical and management personnel and, in the event of an adverse outcome, damages and possible restrictions on the further development, licensing and use of our technology.

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

The development of non-volatile random access memory products is a capital intensive business.  Therefore, we expect to incur expenses without corresponding revenues at least until we are able to license our technology to third parties.  This may result in net operating losses, which will increase continuously until we can generate an acceptable level of revenues, which we may never attain.  Further, even if we do achieve operating revenues, there can be no assurance that such revenues will be sufficient to fund continuing operations.  Therefore, we cannot predict whether we will ever be able to achieve profitability.

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

In order to generate revenues from our MRAM technology, we will likely need to enter into licensing arrangements with third parties who can integrate our technology into products that will gain acceptance in the market.  We have not yet entered into any licensing agreements, and there is no assurance that we will be able to do so on acceptable terms or at all.  To the extent we are successful in licensing our technology, in general we will seek upfront payments plus ongoing royalties based on anticipated commercial sales of the products into which our technology is incorporated.  Our ability to realize royalties will thus depend upon the successful manufacture and commercialization of such products, which will be primarily within the control of the licensee.  There is no assurance that any eventual licensees' products will be technologically viable, nor that such licensees will be successful in marketing and selling such products.  In addition, licensees could decide to delay or discontinue the commercialization of products for financial or other business reasons.  Even if our licensees succeed in developing products that incorporate our technology, in all likelihood a significant amount of research, development and testing will be required before such products can be introduced to market.  Therefore we may not receive royalty income for a substantial period following the commencement of any licensing arrangements.  If our licensees are unable to commercialize products on a timely basis, they may lose market share to competing or alternative technologies. Any failure by the companies to which we license our technologies to successfully develop marketable products would have an adverse affect on our future royalty payments and financial condition.

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

In anticipation of the implementation of Rules 13a-15(c) of the Securities Exchange Act of 1934 as amended (the ‘Exchange Act”), also referred to as Section 404 of the Sarbanes-Oxley Act of 2002, we engaged,  in 2005, an independent firm of external accountants - a different firm from our independent registered public accounting firm - to complete an in-depth review of our internal accounting procedures and controls.  The firm's evaluation was only interim, and did not meet the requirements of Rule 13a-15(c).  The independent firm of external accountants made several recommendations which we reviewed and evaluated at that time.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, referred to herein as the Exchange Act) as of October 31, 2005.   Based on management's evaluation in 2005, our Chief Executive Officer and Chief Financial Officer concluded that, as of October 31, 2005, our disclosure controls and procedures were (1) not effective, in that they were not designed to ensure that material information relating to us is made known to our Chief Executive Officer and Chief Financial Officer by others within our organization, as appropriate to allow timely decisions regarding required disclosures, and (2) not effective, in that they did not ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

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

We have been committed to improving and enhancing our disclosure controls and procedures.  In connection with the deficiencies described above, we implemented additional controls and procedures commencing in fourth quarter of 2005 and continuing in 2006.  The additional controls and enhanced procedures included:

•

development of a system of controls including the upgrading of accounting software and the development of formalized software;

•

monthly analytical reviews by both the Chief Executive Officer and Chief Financial Officer;

•

prompt review of all financial statements and immediate reconciliation of our financial results;

•

our Audit Committee met on a quarterly basis to assess our financial performance and to review the progress management has made in upgrading its accounting procedures and controls; and

•

interaction of our Audit Committee with our independent registered public accounting firm in 2006 on reporting and control related matters.

•

We replaced our previous controller in 2006 with a more experienced individual.  Additionally, we engaged an additional experienced person in 2006 to supervise and review the work of our controller and to interact directly with our Chief Financial Officer.

In 2006 our Board of Directors adopted formal disclosure controls, policies and appointed a Chief Information Officer to implement these policies.  We believe that the risks cited in 2005 have been appropriately reduced as a result.

The foregoing remedial measures did not materially increase our expenses.  With the implementation of the above controls and procedures, we believe that we have significantly improved our disclosure controls and procedures.

Although our management is implementing measures required to remedy the significant deficiencies  in our disclosure controls and procedures we have not managed to make these changes effective in their entirety.  These control deficiencies are not expected to have any future material impact on our financial statements as we expect that the cost of the measures which we implemented will be offset by reduced legal and accounting fees because we will have more of our own internal staff be responsible for these additional measures at lower rates as opposed to outside accountants.   If, however, we fail to continue to maintain adequate controls and procedures, we may not meet the demands that are placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act of 2002 and our business would accordingly face repercussions.

Risk Factors Related to Our Common Shares

Our stock is subject to the penny stock regulations, which may discourage brokers from effecting transactions in the stock and adversely affect the stock's market price and liquidity.

Our common shares constitute “penny stock” under applicable regulations of the Securities and Exchange Commission.  Penny stock is defined as shares of stock that (a) are issued by a company that has less than $5,000,000 in net tangible assets and has been in business less than three years, by a company that has less than $2,000,000 in net tangible assets and has been in business for more than three years, or by a company that has average revenues of less than $6,000,000 for the last three years; (b) have a market price of less than $5 per share; and (c) are not quoted on the NASDAQ National Stock Market or listed on a U.S. stock exchange.  The penny stock regulations impose significant restrictions on brokers who sell penny stock to persons other than established customers and institutional accredited investors.  Broker-dealers participating in sales of our stock will be subject to the so called “penny stock” regulations covered by Rule 15g-9 under the Exchange Act.  Under the rule, broker-dealers must furnish to all investors in penny stocks a risk disclosure document required by the rule, make a special suitability determination of the purchaser and have received the purchaser's written agreement to the transaction prior to the sale.  In order to approve a person's account for a transaction in penny stock, the broker or dealer must (i) obtain information concerning the person's financial situation, investment experience and investment objectives; (ii) reasonably determine, based on the information required by paragraph (i) that the transactions in penny stocks are suitable for the person and that the person has sufficient knowledge and experience in financial matters that the person reasonably may be expected to be capable of evaluating the risks of transactions in penny stock; and (iii) deliver to the person a written statement setting forth the basis on which the broker or dealer made the determination required by paragraph (ii) in this section, stating in a highlighted format that it is unlawful for the broker or dealer to effect a transaction in a penny stock unless the broker or dealer has received, prior to the transaction, a written agreement to the transaction from the person; and stating in a highlighted format immediately preceding the customer signature line that the broker or dealer is required to provide the person with the written statement and the person should not sign and return the written statement to the broker or dealer if it does not accurately reflect the person's financial situation, investment experience and investment objectives, and obtain from the person a manually signed and dated copy of the written statement.  Our common shares are subject to the penny stock regulations, which may discourage brokers from effecting transactions in the common shares.  This would decrease market liquidity, adversely affect market price and make it difficult for you to use the common shares as collateral.

The rights of our shareholders may differ from the rights typically afforded to shareholders of a

U.S. corporation.

 We are incorporated under the Business Corporations Act (Ontario), also referred to herein as the OBCA.  The rights of holders of our common shares are governed by the laws of the Province of Ontario, including the OBCA, by the applicable laws of Canada, and by our Articles of Incorporation and all amendments thereto, also referred to herein as the Articles, and our By-laws.  These rights differ in certain respects from the rights of shareholders in typical U.S. corporations.  The principal differences include without limitation the following:

Under the OBCA, we have a lien on any common share registered in the name of a shareholder or the shareholder's legal representative for any debt owed by the shareholder to us.  Under U.S. state law, corporations generally are not entitled to any such statutory liens in respect of debts owed by shareholders.

With regard to certain matters, we must obtain approval of our shareholders by way of at least 662/3% of the votes cast at a meeting of shareholders duly called for such purpose being cast in favor of the proposed matter.  Such matters include without limitation: (a) the sale, lease or exchange of all or substantially all of our assets out of the ordinary course of our business; and (b) any amendments to our Articles including, but not limited to, amendments affecting our capital structure such as the creation of new classes of shares, changing any rights, privileges, restrictions or conditions in respect of our shares, or changing the number of issued or authorized shares, as well as amendments changing the minimum or maximum number of directors set forth in the Articles.  Under U.S. state law, the sale, lease, exchange or other disposition of all or substantially all of the assets of a corporation generally requires approval by a majority of the outstanding shares, although in some cases approval by a higher percentage of the outstanding shares may be required.  In addition, under U.S. state law the vote of a majority of the shares is generally sufficient to amend a company's certificate of incorporation, including amendments affecting capital structure or the number of directors.  Under certain circumstances the board of directors may also have the ability to change the number of directors under U.S. state law.

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

Under rules of the Ontario Securities Commission, a meeting of shareholders must be called for consideration and approval of certain transactions between a corporation and any “related party” (as defined in such rules).  A “related party” is defined to include, among other parties, directors and senior officers of a corporation, holders of more than 10% of the voting securities of a corporation, persons owning a block of securities that is otherwise sufficient to affect materially the control of the corporation, and other persons that manage or direct, to a substantial degree, the affairs or operations of the corporation.  At such shareholders' meeting, votes cast by any related party who holds common shares and has an interest in the transaction may not be counted for the purposes of determining whether the minimum number of required votes have been cast in favor of the transaction.  Under U.S. state law, a transaction between a corporation and one or more of its officers or directors can generally be approved either by the shareholders or a by majority of the directors who do not have an interest in the transaction.  Corporations that are listed on a U.S. securities exchange or are quoted on Nasdaq may also be required to have transactions with officers and directors and other related party transactions reviewed by an audit committee comprised of independent directors.

There is no limitation imposed by our Articles or other charter documents on the right of a non-resident to hold or vote our common shares.  However, the Investment Canada Act , also referred to herein as the Investment Act, as amended by the World Trade Organization Agreement Implementation Act, also referred to herein as the WTOA Act, generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act, unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be a net benefit to Canada.  An investment in our common shares by a non-Canadian would be reviewable under the Investment Act if it were an investment to acquire direct control of Micromem, and the value of our assets were CDN $5.0 million or more.  However, an investment in our shares by a national of a country (other than Canada) that is a member of the World Trade Organization or has a right of permanent residence in such a country (or by a corporation or other entity that is a “WTO Investor-controlled entity” pursuant to detailed rules set out in the Investment Act) would be reviewable at a higher threshold of CDN $223 million in assets, except for certain economic sectors with respect to which the lower threshold would apply.  A non-Canadian, whether a national of a WTO member or otherwise, would acquire control of Micromem for purposes of the Investment Act if he or she acquired a majority of our common shares.  The acquisition of less than a majority, but at least one-third of our common shares, would also be presumed to be an acquisition of control of Micromem, unless it could be established that Micromem was not controlled in fact by the acquirer through the ownership of voting shares.  The United States is a WTO Member for purposes of the Investment Act.  Certain transactions involving our common shares would be exempt from the Investment Act, including:

•

an acquisition of our common shares if the acquisition were made in connection with the person's business as a trader or dealer in securities;

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

Our shareholders may be unable to sell a significant number of our common shares on the NASD OTC-BB without a significant reduction in the market price of the shares.

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

We are attempting on a best efforts basis to make effective a registration statement in connection with unit private placement financings completed in fiscal 2005.

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

We filed a Registration Statement with respect to Unit Private Placements during fiscal 2005.  However, we decided to withdraw the Registration Statement prior to October 31, 2005.  Our Board of Directors has since approved of the restructuring of the Unit Private Placements as follows:

•

In December 2005 the Unit was revised to consist of a common share and a Class A and Class B warrant.  The Class A warrant expiry date was extended to June 30, 2006 and the Class B warrant expiry date remained at December 31, 2006.  All of the terms and conditions of the Unit Private Placement remained uncharged.

•

In June 2006, the expiry date on the Class A warrants was extended to September 30, 2006 on the provisions that one-third of the outstanding Class A warrants were exercised by June 30, 2006.  A total of 771,850 Class A warrants were exercised on this basis and the Company realized proceeds of $485,548.  A total of 1,563,484 Class A warrants remained outstanding.

•

In September 2006 the expiry date on the Class A warrants were extended to December 31, 2006.

•

In December 2006 all of the outstanding Class A and Class B warrants were re-priced to $0.50 per warrant and the expiry date was extended to both cases to March 31, 2007.

•

In February 2007 the expiry date for all of the outstanding Class A and Class B warrants was extended to June 30, 2007.

All of the other terms and conditions of the Unit Private Placements remain unchanged.

The Company filed an amended Registration Statement in June 2006 and continues to have discussions with the Securities Exchange Commission in an attempt to finalize the Registration Statement.  There can be no guarantee that the Registration Statement will be declared effective by the Securities and Exchange Commission.  If the filing is not successful, the related Class A and Class B warrants will have trading restrictions imposed for a period of at least 12 months from issue date.

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

Purchase of Pageant International

On January 11, 1999, we completed the acquisition of 100% of the capital stock of Pageant Technologies Inc. (“Pageant International”), in exchange for 32,000,000 of our common shares and warrants for the purchase of an additional 1,000,000 of our common shares, also referred to herein as the warrants, representing 88.94% of the outstanding common shares of Micromem (89.24% assuming exercise of all the shares underlying the warrants).  The acquisition was completed pursuant to an agreement, dated December 7, 1998, amongst Micromem, as the purchaser, and Ataraxia Corp., as the vendor, and Pageant International.  The warrants were exercisable at CDN $2.00 per share through January 11, 2000 and thereafter at CDN $2.30 per share through January 12, 2001 on which date the warrants remaining unexercised expired.  The total purchase price for the Pageant International common stock was $30,000,000.  The value of our common shares used to pay the purchase price was determined through “arm's length” negotiations using as a point of reference the price per common share of $1.16 on September 23, 1998 less an agreed upon discount.

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

•

$20.0 million, paid if and when either: (a) certification was received from Honeywell Federal Manufacturing & Technologies that fully integrated, randomly addressable memory matrices of VEMRAM technology met certain stipulated performance standards, or (b) Micromem or any of its affiliates executed a definitive agreement for the sale or licensing of the VEMRAM technology to an “arm's length” third party for any commercial purposes other than testing or evaluation of the technology.  The $20 million was payable in the form of cash and common shares to be determined by Pageant International provided that a minimum of 50% of the $20.0 million shall be paid in our common shares valued at the close of trading on the date of such certification receipt, sale or licensing; and

•

$20.0 million, paid if and when we or any of our affiliates executed a definitive agreement for the sale or licensing of any technology (including the VEMRAM technology) owned by us to an “arm's length” third party for any commercial purposes other than testing or evaluation of the technology; payable in the form of cash and common shares to be determined by Pageant International provided that a minimum of 50% of the $20.0 million shall be paid in common shares valued at the close of trading on the date of execution of the license.

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

At the closing of the Asset Purchase Agreement, on March 9, 2001, Estancia Limited was also required to and, they did in fact enter into a three year technology development agreement with Pageant International for the continued services of Mr. Lienau towards the development of VEMRAM technology, also referred to as the Technology Development Agreement.  The Technology Development Agreement provided for fees to Estancia Limited of $215,000 per annum and a budget for the continued development of VEMRAM of up to $500,000 per annum.  Effective April 23, 2002, the Technology Development Agreement was amended to extend the term of the agreement for an additional eight months commencing March 9, 2004 through to November 9, 2004, and to provide a reduction of the monthly fees payable to Estancia Limited to $107,500 during the period from June to December 2002, and during the extended period.

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

At our annual meeting of shareholders held on June 29, 2000, the following individuals were elected to serve on our Board of Directors: Andrew Brandt, Stephen Fleming, Salvatore Fuda, Charles Harnick and George Kennedy.  The terms of all previously elected directors ended on such date.  The term of Mr. Lopes' employment as our Chief Financial Officer ended on June 5, 2000 and Mr. Raj Viswanathan was then appointed to serve as our Chief Financial Officer.  The term of Robert Patterson's employment as our President and Chief Executive Officer having ended, Salvatore Fuda was reappointed as Chairman of the Board of Directors and he was appointed to serve as our Chief Executive Officer on June 29, 2000.  Also on June 29, 2000, Manoj Pundit was appointed to serve as our Executive Vice-President and General Counsel.  On February 21, 2001, Dr. Dale Hensley was appointed to serve as Chief Operating Officer of both Micromem and Pageant Technologies (USA) Inc..

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

Dr. Dale Hensley's employment as our Chief Operating Officer was terminated effective as of September 24, 2002.  Raj Viswanathan resigned as our Chief Financial Officer on October 31, 2002 and as a Director of Pageant Technologies (USA) Inc. on September 26, 2002.  Dr. Hensley resigned as a Director of Pageant Technologies (USA) Inc. on September 26, 2002 and as a Director of Micromem effective October 9, 2002.  Antonio Lopes was reappointed as our Chief Financial Officer on November 1, 2002.

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

On November 12, 2005 Mr. Larry Blue was appointed to serve on our Board of Directors.

At our annual meeting of shareholders held on June 26, 2006, Salvatore Fuda, Andrew Brandt, Joseph Fuda, David Sharpless, Steven Van Fleet , Oliver Nepomuceno and Larry Blue were elected to serve on our Board of Directors.   Messrs. Salvatore Fuda, Joseph Fuda, Manoj Pundit, Dan Amadori and Ms. Cynthia Kuper continue to hold the officer roles as described above at the date of this Form 20-F.

The Company has not made any capital expenditures in 2006 or 2005; in 2004 capital expenditures were $4,567.

A.

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

In June 2002, our management determined that our research and development required restructuring due to financial constraints, in order to continue the development of magnetic non-volatile memory technology.  Accordingly, we commenced restructuring our operations in July 2002 to achieve an orderly transition of our research and development program.  As part of this restructuring, Pageant Technologies (USA) Inc., a subsidiary of Pageant International, closed its Lee's Summit, Missouri facility by August 31, 2002 and we downsized our head office in Toronto as of October 31, 2002.  Both we and Pageant Technologies (USA) Inc. terminated Dr. Dale Hensley as Chief Operating Officer effective as of September 24, 2002.  Pageant Technologies (USA) Inc. terminated all of its other employees by October 31, 2002.  Dr. Hensley resigned from our Board of Directors on October 9, 2002 and as a Director of Pageant Technologies (USA) Inc. on September 26, 2002.  In September 2002, Pageant Technologies (USA) Inc. terminated its agreement with Townsend Capital Inc. pursuant to which Pageant Technologies (USA) Inc. occupied the offices, laboratory and clean room it had occupied at Summit Technology Campus, Lee's Summit, Missouri.

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

Our Company's Technology

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

Competition

We are aware of others conducting research, development and commercialization in the magnetic non-volatile memory area.  These include IBM Research (San Jose, California), Ovonyx, Inc. (Troy, Michigan), Hewlett-Packard (Palo Alto, California), Honeywell (Plymouth, Minnesota), Motorola (Phoenix, Arizona) and Freescale Semiconductor.

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

Even thought we cite these companies as our competitors, because they develop MRAM technology, it should be noted that our technology is significantly different with respect to the device architecture  and mechanism of functioning.

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

On March 1, 2003, we entered into an Equipment Transfer Agreement with the University of Toronto.  Under the terms of this agreement, we conveyed equipment having an estimated value of $200,000 (CDN $297,600) to the University of Toronto for incorporation into the University's magnetic memory facility for the research and development and fabrication of magnetic memory.

On November 12, 2003, we entered into a second two-year research collaboration agreement, also referred to herein as the Second U of T Research Agreement, with Materials and Manufacturing Ontario and the University of Toronto.  Through the collaboration, we continued our involvement in the research and development of magnetic memory technology carried out by a highly skilled research team headed by Dr. Harry Ruda.  Under this agreement, we committed to providing $56,130 (CDN $81,000) per year in cash and $30,770 (CDN $44,400) per year of in kind contributions.  Materials and Manufacturing Ontario committed to providing $58,900 (CDN $85,000) in cash.  The combined cash contributions of both us and Materials and Manufacturing Ontario of $230,060 (CDN $332,000), was designated to cover the operating expenses of the research collaboration over a term of two years.  Materials and Manufacturing Ontario's funding of $117,800 (CDN $170,000) is paid directly to the University of Toronto.  Under the agreement, we maintain our ownership of our portfolio of patents and intellectual property that were developed prior to or outside of the scope of the agreement.

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

Each of Materials and Manufacturing Ontario and Communications and Information Technology Ontario is one of four Ontario Centres of Excellence established by the Ontario government to promote commercial research partnerships between universities and industry.  The Ontario Centres of Excellence program is funded by the Ministry of Enterprise, Opportunity and Innovation and is part of the Provincial government's $2 billion investment in Ontario's knowledge economy.  On April 1, 2004, Materials and Manufacturing Ontario, Communications and Information Technology Ontario and two other Centres of Excellence (CRESTech and PRO) merged to become OCE Inc., a non-for-profit, member based corporation.

In June 2005, we signed a license agreement with the University of Toronto and OCE Inc. whereby OCE Inc. released us from all future claims that existed under previous research collaboration and infrastructure agreements, and we acquired the exclusive worldwide license to exploit the related technology developed at the University of Toronto.  We committed to a schedule of royalty payments on net revenues from related license revenues subject to a maximum cumulative payment of CDN $500,000. Thereafter we can buy out all remaining obligations under this agreement by the payment of an additional CDN $500,000 or the sum of the prior two years of royalty payments at the time of the buyout.  We are currently in discussion with foundries for commercial prototyping.  We are interested in gallium arsenide, silicon and radiation hardened silicon.  We are in discussions with foundries in these areas.

In January 2005, we entered into an employment agreement with Dr. Cynthia Kuper for her services as Chief Technology Officer.  The agreement has a term of two years and may be terminated by either party at any time with 4 months notice.   The remuneration stipulated in the agreement is $260,000 per year and 300,000 options, each option enabling her to purchase one common share at $0.80.  These options expire if unexercised on March 22, 2007 and have fully vested.  In addition, Dr. Kuper was previously granted 100,000 options each of which entitle her to purchase one common share for $0.68 in connection with her role as acting Chief Technology Officer since September 2004.  These options expired on December 31, 2005 and were replaced by 100,000 options each of which entitle her to purchase one common share for $0.68 and which will expire if unexercised on January 15, 2007.  The Chief Technology Officer oversees all of our research and development and is responsible for the development of a rollout strategy for MRAM technology, for sourcing potential licensees and adopters of MRAM technology and for advising management and the Board of Directors on technology issues and patent strategies.

In September 2006, we extended the employment agreement with Dr. Cynthia Kuper for an additional two years commencing in January 2007 on the same terms, conditions and cancellation provisions as reflected in the original contract.   Dr. Kuper was granted an additional 200,000 stock options in August 2006 each option enabling her to purchase one common share for $0.80 and which will expire if unexercised on July 9, 2011.

Recent Developments – Equity Financing Transactions

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

Our Board of Directors subsequently again revised the terms of the Series A and Series B warrants relating to the Unit private placements completed in December 2004 and January 2005 as follows:

•

In June 2006, the expiry date on the Class A warrants was extended to September 30, 2006 on the provision that one-third of the outstanding Class A warrants were exercised by June 20, 2006.  A total of 771,850 Class A warrants were exercised on this basis and the Company realized proceeds of $485,948.  A total of 1,563,484 Class A warrants remained outstanding.

•

In September 2006 the expiry date on the Class A warrants were extended to December 31, 2006.

•

In December 2006 all of the outstanding Class A and Class B warrants were re-priced to $0.50 per warrant and the expiry date was extended to March 31, 2007.

•

In February 2007 the expiry date for all of the outstanding Class A and Class B warrants was extended to June 30, 2007.

The Company filed an amended Registration Statement in June 2006 and continues to have discussions with the SEC in an attempt to finalize the Registration Statement.

On June 8, 2005, we entered into a financial advisory services agreement with an arm's length entity and, as consideration, issued a warrant to purchase 1,000,000 of our common shares.  The warrant entitled the holder to purchase our common shares at $0.70 per share.  The warrant expired unexercised in June 2006.

We entered into a second financial advisory services agreement on June 22, 2005 with an arm's length entity and, as consideration, issued warrants to purchase 800,000 of our common shares.  The warrant entitles the holder to purchase our common shares at $0.70 per share.  The warrants originally were to expire in December  2006.   Prior to the original expiry date, the Board of Directors extended the expiry date to March 31, 2007.

In May 2006 the Company completed a Unit private placement financing with two investors pursuant to prospectus and registration exemptions set forth in applicable securities laws.  Under the private placement the Company received $75,000 as subscription proceeds for the sale and issue of 150,000 units.  Each unit consists of one common share and one Series A warrant.  Each Series A warrant entitles the investor to purchase one common share for $0.50 until expiry in April 2007.

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

C.

Organizational Structure

We have a wholly-owned subsidiary, Pageant International, which was incorporated under the laws of the Turks & Caicos Islands and continued to Barbados on May 25, 2001.  Pageant International has a wholly-owned subsidiary, Pageant Technologies (USA) Inc., a corporation incorporated in the State of Utah.  We have a second wholly-owned subsidiary, Memtech International Inc, incorporated under the laws of the Bahamas, which in turn has a wholly-owned subsidiary, Memtech International (USA) Inc., a corporation incorporated in the State of Delaware.

We had a third wholly-owned subsidiary, Micromem Technologies B.V., incorporated under the laws of the Netherlands on January 16, 2001, which had a subsidiary, Micromem Technologies S.p.A., a corporation incorporated under the laws of Republic of Italy on January 25, 2001.  Micromem Technologies S.p.A. was dissolved pursuant to the laws of Italy on December 27, 2002.  Micromem Technologies B.V. was dissolved pursuant to the laws of the Netherlands on August 11, 2003.

Pageant International and Pageant USA are sometimes jointly referred to in this Form 20-F as “Pageant.”  Micromem, Pageant International, Pageant Technologies (USA) Inc., Memtech International Inc. and Memtech International (USA) Inc. are sometimes collectively referred to as Micromem in this Form 20-F.  The following chart sets forth the corporate organizational structure at the date of this Form 20-F.

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

ITEM 4A.           UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.

  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

  This section of the Form 20-F has been prepared to provide a more substantive discussion on our business and to assist the reader in analyzing the consolidated financial statements for the year ended October 31, 2006.  This discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes in this report, which are prepared in accordance with Canadian GAAP and are stated in United States dollars.  These principles are also in conformity in all material respects with U.S. GAAP as described in Note 16 to our 2006 consolidated financial statements.

I.

OVERVIEW

The Company:  We are a development stage Company that currently operates in a single segment as a developer of non-volatile magnetic memory technology (the “Technology”).  Non-volatile memory implies the ability to retain information after power has been shut off.  Our Technology is based on our ability to use magnetic materials in combination with a sensor to record a state of magnetization as a mechanism of data storage.

Technology Developments during 2006:  In fiscal 2006 the Company began to actively pursue strategic development partners for the Technology.

Pursuant to our goals relating to our Technology, the activity in 2006 reflected a significant shift away from research-oriented tasks and onto commercial development. We have extracted data at the University of Toronto, in the laboratory of professor Harry Ruda, on our single bit prototypes and used that data for marketing purposes in the commercial sector. We have entered into discussions with foundries and fabrications houses, as well as large electronics companies that would be a customer of the technology.

Through the course of discussions with potential joint development partners, manufacturers and customers the Company has concluded that it would benefit greatly from the development of a silicon-based technology in addition to its technology on gallium arsenide for niche markets. This transition has required a redesign of the Company's technology without abandoning our core competency and intellectual property base. This has been accomplished and will be the subject of several new patent filings.

The Company had discussions with ONAMI (Oregon Nanoscience and Microelectronics Institute) located in Corvallis, Oregon in the last quarter of 2006. Micromem believes there is great opportunity in the Pacific-Northwest region of the United States for commercial growth as a developing semiconductor Company. The Company sees benefit to resources available in other areas of the US as well.

In 2006 the Company announced that one of the potential customers that we were in discussion with was Omron Corporation of Japan.  We also advised that the Company had initiated discussions with a North American-based company in pursuit of a potential joint development agreement.  The Company has incurred costs in meeting with such parties and in the development of proposals for consideration by such potential partners.

By October 31, 2006, the Company has expanded its discussions to include other potential joint development partners.  In total, nine non-disclosure agreements have been signed with potential development partners.

The above-noted discussions continue.  At this stage the Company plans to further pursue the opportunity to work with the industry fabricators to develop a commercial manufacturing prototype on both gallium arsenide and silicon substrates.   This will position the Company to have more substantive and definitive discussions with our potential joint development partners.

There are no assurances at this stage that any of these discussions will result in the execution of a strategic partnership or other agreement with such parties.

In pursuit of these discussions the Company engaged an engineering consulting firm based in California to provide assistance in updating and expanding the Company's development and commercialization timetable, including plans to add a silicon-based platform for MRAM applications.

Initial meetings were held with industry fabricators to pursue discussions and plans to expand the Company's development efforts from the UofT to the industrial and commercial marketplace.   We are finalizing those discussions with an outlay of funding timelines and milestones. We are doing so in silicon, gallium arsenide and will start up efforts for radiation hardened silicon in the near future.

In June 2006 the Company expanded its patent portfolio with two new filings.

The Company also continues to work with the UofT and is now planning the next 12 months of those research and development initiatives.

Technology Developments during 2005:  We hired Dr. Cynthia Kuper in January 2005 as Chief Technology Officer to coordinate and oversee all of our research and development efforts, to manage the development of our patents and intellectual property and to initiate discussions with potential joint development partners in the industry.

In fiscal 2005, we established certain goals and milestones relating to our Technology.  This included further development and optimization of our 1 bit prototype device and initial work on the development of an array.  Additionally we set the objective of initiating discussions with potential joint development partners.  Finally we set the objectives of consolidating our patent position and improving our financial reporting capabilities and internal controls.

We have conducted our research in conjunction with several research collaboration partners under formal agreements.  These partners include Materials and Manufacturing Ontario (“MMO”) and Communications and Information Technology Ontario (“CITO”) (collectively referred to herein as the Ontario Centres of Excellence (“OCE”)) and the University of Toronto.

In June 2005, we signed a new license agreement (“the License Agreement”) with the University of Toronto and the OCE, the key terms relating thereto are as summarized in the footnotes to the financial statements as of October 31, 2005.

Operations:  We have a full-time staff compliment of 8 people including the President, Chief Technology Officer and Chief Financial Officer.  The bulk of the research being completed is through our research partners as described above.

Financial:  We continue to raise capital to fund our current obligations.  The Company raised $1,625,528 of financing in the fiscal year-ended October 31, 2006 through the issuance of common shares and through the exercise of outstanding stock options and common share purchase warrants; in 2005 the Company similarly raised $2,201,300.

The Company reports a net loss of $4,058,180 for the fiscal year ended October 21, 2006 (2005:  $4,035,483); this includes an operating loss of $1,999,620 (2005:  $2,313,741) and non-cash expenses relating to stock compensation associated with stock option grants to directors, officers and employees of $2,058,560 (2005:  $1,721,742).

The Company reports a shareholders' deficit of $448,923 at October 31, 2006 (2005:  $74,831).  Its working capital deficiency is $448,923 (2005:  $74,831); however this includes approximately $290,000 of accrued liabilities that are not expected to be discharged in fiscal 2007 (2005:  $552,000).

Compliance Matters:  In 2006 we have added new accounting department personnel and have made a concerted effort to improve the quality of our internal accounting procedures and controls environment.  We believe that we are compliant with all of the requirements of the Sarbanes Oxley legislation.

We are currently in full compliance with all financial reporting requirements.  We have engaged the services of an independent firm of Chartered Accountants to complete our income tax return filings in both Canadian and U.S. jurisdictions.

Accounting Policies:  Our financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) which, in our case, conform in all material respects to generally accepted accounting principles in the United States (U.S. GAAP).

A.

Operating Results

The following table sets forth certain selected financial information of our company:

Selected statement of operations and deficit information

	(all amounts in United States dollars)
	2006	2005	2004	2003	2002
Interest & other income	$ (9,930)	$ (8,703)	$ (4,746)	$ (20,121)	$ (165,892)
Loss for the year	4,058,180	4,035,483	2,314,298	1,767,965	14,565,515
Loss per share-basic & diluted	0.06	0.07	0.04	0.04	0.31

Selected balance sheet information

	(all amounts in United States dollars)
	2006	2005	2004	2003	2002
Working capital (deficiency)	$ (448,923)	$ (74,831)	$ 34,685	$ 100,670	$ 985,551
Property and equipment	-	-	2,925	3,768	98,654
Total Assets	465,440	728,375	474,234	350,138	1,583,422
Shareholders' equity (deficiency)	(448,923)	(74,831)	37,610	104,438	1,391,903

Fiscal 2006 Compared to Fiscal 2005

Professional, management and consulting fees declined to $1,017,859 in 2006 from $1,303,662 in 2005.   The Company continues to incur annual cash expense of approximately $260,000 with respect to our Chief Technology Officer (“CTO”) and $133,600 with respect to our Chief Executive Officer.   We reduced the compensation of our President and our CFO to $65,000 each in 2006 from $165,000 each in 2005.  The Company also incurred less legal fees in 2006 as the level of contractual and intellectual property filings were reduced.

Research and development expenses totaled $368,969 in 2006 compared to $362,141 in 2005.   In 2006 the expense included approximately $212,000 in payments to the University of Toronto, $50,000 in payments to Professor Harry Ruda and additional expenses with respect to the California based engineering consulting firm that was engaged in 2006 with respect to the Company's commercialization efforts.  In 2005 the expenses related totally to the University of Toronto.

Travel and entertainment expenses were $195,607 in 2006 compared to $169,739 in 2005.   The Company continues to incur approximately $60,000 per year in travel costs pertaining to our CTO.  In 2006 we incurred costs relating to a mid-year trip to Japan for three of our Board members who visited Omron Inc.  Additionally, we incurred travel costs associated with a new engineering consulting firm engaged in 2006.

Administration costs were $268,241 in 2006 compared to $320,383 in 2005.  We recovered more of these costs from other related companies who share the Micromem office space in 2006.  Additionally, we reduced our investor relations expenses in mid-2006 which was previously provided on a fixed monthly fee basis.

Stock compensation expense was $2,058,560 in 2006 compared to $1,721,742 in 2005.   In 2006 the Company awarded a total of 5,050,000 stock options to directors, officers and employees as compared to 4,700,000 options granted in 2005.  The stock compensation expense as reported has been calculated in accordance with the Black Scholes option pricing model.

The exercise of stock options by directors, officers and employees continues to be a source of financing to the Company.  In 2006 a total of 3,550,000 options were exercised and the Company realized cash proceeds of $1,064,980; in 2005 a total of 1,820,000 stock options were exercised and the Company realized proceeds of $553,600.

We also raised the following cash in 2006:

a.

$485,548 from the exercise of outstanding warrants by investors (2005:  $206,500 from the exercise of 1,806,875 warrants).

b.

$75,000 from a private place financing (2005: $,472,500 from private placement financings).

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

In June 2005, we completed the renegotiation of our license agreement with the University of Toronto and the Ontario Centres of Excellence and signed the new license agreement.

We expanded our patent portfolio with 6 new filings in 2005.

We continue to work with the University of Toronto and successfully developed prototype applications for commercialization in future.

We hired additional accounting staff and retained independent firm of chartered accountants to conduct an independent review of internal control and reporting procedures.

To accommodate this activity and additional expense, we raised approximately $2.3 million of additional capital in 2005.

We had no operating revenues in either year.  The only income reported in 2005 was interest income of $8,703, as compared to $4,746 in 2004.

Operating costs and expenses increased from $2,319,044 in 2004 to $4,044,186 in 2005.  The significant changes included:

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

Professional, management and consulting fees increased from $271,351 in 2004 to $1,303,662 in 2005 principally as a result of:

i.

$133,600 of deferred compensation expense relating to our Chairman of the Board of Directors, as compared to an expense of  $0 in 2004;

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

a.

Wages and salaries increased from $31,563 in 2004 to $152,628 in 2005.  We added one accounting personnel and absorbed more of the salary costs shared amongst related entities in 2005.

b.

Travel and entertainment costs increased from $77,616 in 2004 to $169,737 in 2005.  The increase in costs relates primarily to significantly higher travel costs associated with the newly hired Chief Technology Officer in 2005.

c.

Stock compensation expense was $1,721,742 in 2005 as compared to $1,379,970 in 2004.  We adopted fair value accounting for stock options issued in 2005 using the Black Scholes option pricing model and have restated prior years financial statements accordingly.

d.

Research and Development expenses were $362,141 in 2005 as compared to $378,410 in 2004. This increase reflects several payments made by the Company to the UofT in furtherance of our development efforts. These payments include:

i.

 Cost share payment for EMK proposal number PN01069  in the aggregate amount of $75,000.

ii.

 A payment of  $81,000 relating to proposal EE40103.

iii.

 A direct payment from the Company to the UofT in the amount of $250,000 Canadian funds (approximately $200,000 U.S. funds at the then prevailing exchange rates) reflecting partial payment of a sponsored research agreement pursuant to the terms of our license agreement with the UofT.

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

•

Travel and entertainment costs increased to $77,616 in 2004 from $17,508 in 2003.  We incurred more travel expenses, primarily to United States destinations, in pursuit of additional financing and to further our future research initiatives.

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

We reported a net loss of $2,314,298 for 2004, or $0.04 loss per share as compared to a loss of $1,767,965 for 2003, or $0.04 loss per share.

Unaudited quarterly financial information

(all amounts in United States dollars)

Quarter ended	Total Revenues	Net Loss	Loss Per share Basic and diluted
October 31, 2006	$7,687	($2,359,560)	0.04
July 31, 2006	1,024	(530,370)	0.01
April 30, 2006	-	(333,768)	0.005
January 31, 2006	1,219	(834,482)	0.005

October 31, 2005	7,070	(1,380,802)	0.025
July 31, 2005	1,043	(1,726,931)	0.035
April 30, 2005	301	(474,227)	0.005
January 31, 2005	289	(453,523)	0.005

October 31, 2004	117	(429,289)	0.01
July 31, 2004	450	(1,621,839)	0.03
April 30, 2005	3,658	(70,876)	0.00
January 31, 2004	521	(192,294)	0.00

B.

Liquidity and Capital Resources

Liquidity

We are a development stage company.  We currently have no cash flow from operations and will have none until we are in a position to either license or directly produce and sell products utilizing our memory technology.

We currently have no lines of credit in place and must obtain equity financing from investors and from persons who hold outstanding options and warrants in order to meet our cash flow needs until we can generate revenues.  At October 31, 2006, we had approximately $407,000 cash on hand and our monthly cash expenses approximate $100,000.  Since October 31, 2006, we have raised an additional $300,000 through the exercise of stock options.

We have granted to our directors, officers and other employees a number of options to purchase shares at prices that are at or above market price on the date of grant.  None of the optionees has any obligation to exercise their options and there can be no guarantee that we will realize any funds from these options.

Capital Resources

We had no commitments for capital expenditures as of October 31, 2006 or 2005.

In March 2001, we and our wholly owned subsidiary, Pageant International, completed the Asset Purchase Agreement to acquire the VEMRAM patents, VEMRAM technology and related assets.  The total consideration payable in respect of the purchased assets under the Asset Purchase Agreement was $50 million in the form of cash and shares.  Of this amount, $10 million was paid at closing through a cash payment of $2.0 million and the issuance by us of 2,007,831 of our common shares valued at $3.98 per share.  The balance of $40 million was to have been payable in two equal amounts of $20 million each upon achievement of certain stipulated milestones provided that a minimum of 50% of each $20 million payment would be in the form of our common shares.  None of the stipulated milestones were met and therefore no amounts were paid toward the balance of the $40 million purchase price.  See “Information on the Company – 4. History and Development of the Company.”

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

Critical Accounting Policies

Our significant accounting policies are set forth in Note 3 to our consolidated financial statements, which should be read in conjunction with management's discussion of our critical accounting policies and estimates set forth below.

Our financial statements are prepared in conformity with Canadian GAAP, which in our case, conform in all material respects with U.S. GAAP.   Management is required to make estimates and assumptions which can affect the reported balances.  In determining estimates of net recoverable amounts and net realizable values, or whether there has been a permanent impairment in value, we rely on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail.  Assumptions underlying asset valuations are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events.

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

Until October 31, 2004, for all awards of employee stock-based compensation granted after January 1, 2002, we recognized employee stock-based compensation costs under the intrinsic value-based method and provided proforma disclosure of the impact on net income and earnings per share as if the fair value-based method has been applied.  Effective November 1, 2004, we have adopted the fair value method of accounting for employee stock-based compensation costs.  Accordingly, the closing deficit at October 31, 2004 and in prior periods has been restated for the effect of the stock-based compensation costs that we had incurred to that date, which expense previously was disclosed on a proforma basis.  The stock-based compensation expense for options granted during the fiscal years ending October 31, 2005 and 2006 has been reflected as an expense in the consolidated statement of operations.

We are a development stage company. Research and development costs are expensed in the period incurred.

Commitments

Summary of commitments:	Date executed:

A.

Research collaboration agreements

(1)

Materials and Manufacturing Ontario

(2)

University of Toronto

(3)

Communications and Information Technology Ontario

(4)

Revised Licensed Agreement – University of Toronto

October 24, 2002 (expired) November 1, 2002 (expired) December 10, 2002 (expired) June 2005

B. Technology Development Agreement, Pageant Technologies Incorporated	March 14, 2001

C. Operating Leases	2007 – 2010

D. Consulting and Employment Contracts (1) Chairman of the Board of Directors (2) Chief Technology Officer	May 29, 2005 January 2007

A summary of our financial commitments as of October 31, 2006 is as below:

Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long term debt obligations	-	-	-	-	-

Capital Lease obligations	-	-	-	-	-

Operating lease obligations	412,000	103,000	206,000	103,000	-

Purchase obligations	-	-	-	-	-

Management contracts • CEO • CTO	366,000 520,000	133,000 260,000	133,000 260,000	100,000 -	- -

Research collaboration agreement	-	-	-	-	-

All other	-	-	-	-	-
Total:	1,298,000	496,000	595,000	203,000	-

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

1.3     At any point after which we have paid the University of Toronto CDN $500,000, we may at our option buy out the obligation to pay royalties hereunder by paying to the University of Toronto a single lump sum payment equaling the greater of CDN $500,000 and an amount equal to the total amount of royalties paid by us to the University of Toronto in the preceeding twenty-four months.   We shall be entitled to exercise such option by providing written notice to the University of Toronto along with the required payment, after which time our obligation to pay royalties under Section 4 1.1. or 4 1.2 shall be waived by the University of Toronto.

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

C.

Operating leases:

We have operating lease commitments which expire in 2010 for the lease of our head office.  The future minimum annual lease payments are approximately as follows:

2007 – 2010 (annually)	$103,000

D.

Consulting and employment contracts:

1.

On May 29, 2005, we entered into a new employment agreement with the Chairman of the Board of Directors.  The agreement commenced on January 1, 2005 and expires on September 30, 2009.  Under the terms of the agreement, the Chairman of the Board of Directors has been retained to provide certain management services to us.  We have agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over-year basis commencing as of December 31, 2005.  This compensation is subject to a minimum annual amount of $150,000 Canadian funds or approximately $133,600 U.S. funds at current exchange rates.  At our option, we can pay either cash or issue common shares as compensation providing that the cumulative maximum number of shares that we can issue under the agreement is 2,000,000 common shares.  At December 31, 2006 $267,200 of cash compensation for the 2005 and 2006 fiscal years has been provided for.

2.

In January 2005, we entered into an employment contract with an arm's length individual, Dr. Kuper, for her services as our Chief Technology Officer.  The agreement extends for 2 years with a cancellation clause which can be executed by us at any time with 4 months notice.  The base remuneration stipulated in the contract is $260,000 per year.  We also granted the Chief Technology Officer 100,000 options to purchase our common shares exercisable at $0.68 per share which expired on December 31, 2005 and 300,000 options to purchase our common shares exercisable at $0.80 per share which expire 45 days after the end of the above noted employment agreement.

In September 2006 we extended the employment contract with Dr. Kuper for an additional two years commencing in January 2007 on the same terms, conditions and cancellation provisions as reflected in the original contract.  Dr. Kuper was granted additional 200,000 stock options in August 2006 each option enabling her to purchase one common share for $0.80 and which will expire if unexercised on July 9, 2011.

Contingencies:

A.

We have agreed to indemnify our directors and officers and certain of our employees in accordance with our By-laws.  We maintain insurance policies that may provide coverage against certain claims.

B.

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

B.

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

Translation of Foreign Currencies

Our functional and reporting currency is the United States dollar.  Accounts recorded in foreign currency have been converted to United States dollars as follows:

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

Research and Development

We are a development stage company. Research and development costs are expensed in the period incurred.

Our research and development activities have been related primarily to research and development of a magnetic random access memory device through research collaboration agreements.  Our research and development expenses for the year ended October 31, 2006 were $368,969 for the year ended October 31, 2005 were $362,141, for the year ended October 31, 2004 were $378,410, for the year ended October 31, 2003 were $490,914 and for the year ended October 31, 2002 were $1,601,624.

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

Transactions With Related Parties, Directors & Officers

The Company has paid cash and non-cash compensation to its officers and directors during the fiscal year as follows:

		Cash Compensation	Non-Cash Compensation
Chairman	2006	$133,600	$416,250
	2005	133,600	659,000

Officers & Directors	2006	611,000	1,165,000
	2005	639,000	1,044,000

ITEM 6.

  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

  Directors and Executive Officers

  The Directors, Executive Officers and other key personal of Micromem as at October 31, 2006 are set forth below:

Name	Age	Position

Salvatore Fuda	71	Chairman of the Board of Directors
Joseph Fuda	46	President, Chief Executive Officer and Director
Manoj Pundit	42	Secretary and Director
Andrew Brandt	68	Director
David Sharpless	56	Director
Steven Van Fleet	52	Director
Larry Blue	50	Director
Dan Amadori	55	Chief Financial Officer
Cynthia Kuper	34	Chief Technology Officer
Oliver Nepomuceno	39	Director

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

Manoj Pundit previously served as Micromem's Executive Vice President and General Counsel since  and joined the Board of Directors in March 2001.  He served as a director of Micromem until June 28, 2006.  He did not stand for reelection to the Board at that time.  He has also been a partner, since December 1996, at Chitiz Pathak LLP (and predecessor firms), a Toronto law firm serving clients in the securities and investment industries, including issuers and dealers and private and public mutual funds and hedge funds.  Mr. Pundit has served as securities counsel in connection with public and private offerings, a wide range of securities registration matters and takeover bids.  Mr. Pundit holds a LL.M. in Taxation from Osgoode Hall Law school and a LL.B. and B.Sc. (Math) from the University of Alberta.

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

David Sharpless is Chairman of the Board of Directors of Hunter, Keilty, Muntz & Beatty Limited, a Toronto-based property and casualty insurance broker.  He also serves as Chairman of the Board of Directors of Maverick Inc., a family investment and consulting corporation.  From 2000 to September 2001, he was President of CIT's Vendor Technology Finance unit.  In this capacity, he was responsible for CIT's international vendor finance business, covering CIT's operations in Canada, Europe, Latin America, Asia Pacific and Australia.  Prior thereto, Mr. Sharpless was Newcourt Credit Group Inc.'s Deputy Chairman of the Board of Directors and was responsible for international operations for Newcourt Financial.  Mr. Sharpless is a graduate of Osgoode Hall Law School and is a member of the bar of Ontario.  Mr. Sharpless has served as a director of Micromem since March 2001.

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

Larry Blue is President of Hi-G-Tek Inc. a privately-held technology company based in Maryland.  Previously he was the Vice President and General Manager of Symbol Technologies Inc. and was appointed  to the Micromem Board of Directors on November 7, 2005.  Previously Mr. Blue had senior management roles with Hughes Network Systems and with IBM in Research Triangle Park.

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

Oliver Nepomuceno has served as a director of Micromem since June 26, 2006.  He is a resident of Switzerland and continues to serve as Vice President of Intel Trust, a private wealth management company located in Switzerland.

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

B. Compensation
	Annual Compensation			Long-Term Compensation
				Awards		Payouts
Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Other Annual Compensation (US$)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)	All other Compensation ($)
Joseph Fuda Chief Executive Officer [1]	2006 2005 2004 2003	65,000 81,000 - -	- - - -	- - - -	900,000 [13] 1,800,000 [9] 1,800,000 [2] 850,000 [3]	- - - -	- - - -	- 100,000 52,000 90,000
Salvatore Fuda, Chairman of the Board of Directors Former Chief Executive Officer and President [1]	2006 2005 2004 2003	- - - -	- - - -	- - - -	1,000,000 [13] 1,800,000 [11] 1,800,000 [2] 1,050,000 [3]	- - - -	- - - -	133,000 133,000 - -
Manoj Pundit, Executive Vice President and General Counsel [4]	2006 2005 2004 2003	- - - -	- - - -	- - - -	100,000 [13] - 1,000,000 [2] 850,000 [3]	- - - -	- - - -	- - - 90,000
Andrew Brandt Director	2006 2005 2004 2003	- - - -	- - - -	- - - -	300,000 [13] - 400,000 [2] 400,000 [3]	- - - -	- - - -	- - - -
Stephen Fleming Director	2005 2004 2003	- - -	- - -	- - -	- 300,000 [2] 300,000 [3]	- - -	- - -	- - -
Charles Harnick Director	2005 2004 2003	- - -	- - -	- - -	- 400,000 [2] 400,000 [3]	- - -	- - -	- - -
George A Kennedy Director	2005 2004 2003	- - -	- - -	- - -	- 300,000 [2] 300,000 [3]	- - -	- - -	- - -
David Sharpless Director	2006 2005 2004 2003 2002	- - - - -	- - - - -	- - - - -	300,000 [13] - 400,000 [2] 400,000 [3] -	- - - - -	- - - - -	- - - - -
Steven Van Fleet Director	2006 2005 2004 2003	86,000 24,000 - -	- - - -	- - - -	300,000 [13] 300,000 [9] 300,000 [2] 300,000 [3]	- - - -	- - - -	- - - -
Dan Amadori Chief Financial Officer [8]	2006 2005 2004	65,000 74,000 24,000	- - 6,000	- - -	400,000 [13] 450,000 [9] 300,000 [2]	- - -	- - -	- 100,000 6,000
Cynthia Kuper [6] Acting Chief Technology Officer	2006 2005 2004	260,000 260,000 -	- - -	- - -	100,000 [5] 300,000 [10] 100,000 [7]	- - -	- - -	- 10,000 -
Antonio Lopes Former Chief Financial Officer [8]	2005 2004 2003	- - -	- - -	- - -	- - 300,000 [3]	- - -	- - -	- 14,000 20,789
Larry Blue Director	2006 2005	- -	- -	- -	300,000 [13] 300,000 [12]	- -	- -	- -

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

(4)

Mr. Pundit previously served as our Executive Vice-President, General Counsel and Secretary.

(5)

Each option entitles the holder to purchase one of our common shares at $0.68. These options expire on January 15, 2011 if unexercised.

(6)

Dr. Kuper has served as our Chief Technology Officer since January 2005, and prior thereto served as acting Chief Technology Officer since September 2004.

(7)

These options expired on December 31, 2005 unexercised.

(8)

Mr. Lopes served as our Chief Financial Officer between November 1, 2002 and June 2004.  Mr. Amadori has served as our Chief Financial Officer since June 29, 2004.

(9)

Each option entitles the holder to purchase one of our common shares at a price of $0.72 per share prior to expiry on May 27, 2010.

(10)

Each option entitles the holder to purchase one of our common shares at a price of $0.80 per share prior to expiry on March 22, 2007.

(11)

Each option entitles the holder to purchase one of our  common shares at a price of $0.65 per share prior to expiry on June 16, 2009.

(12)

Each option entitles the holder to purchase one of our common shares at a price of $0.60 per share prior to expiry on November 24, 2009.

(13)

Each option entitles the holder to purchase one of our common shares at a price of $0.80 per share prior to expiry on July 6, 2011.

The aggregate direct compensation paid or accrued on behalf of all other directors as a group during 2006 and 2005 was zero.  None of the non-employee directors have agreements with us that provide for benefits upon termination of service.

Our Board of Directors compensation policy is as follows.  Directors do not receive cash compensation for serving as directors.  Instead they have been awarded stock options over the years.  These options are set at each annual meeting and approved by the shareholders.

We have adopted a stock option plan.  Options are offered to directors, executive officers and employees to purchase our common shares at an exercise price equal to or above the market price for the common shares at the date that the options are granted.  5,300,000 options were granted during 2003 and were exercised in 2004.  In 2004, 7,150,000 options were granted and were outstanding at October 31, 2004.  These options have vested and are exercisable at $0.30 per share.  In 2005, 1,800,000 of these options were exercised and in 2006 3,550,000 of these options were exercised.  In January 2007, 1,000,000 of these options were exercised.

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

In 2006 we issued 300,000 options at $0.60, 50,000 options at $0.72 and 4,600,000 options at $0.80.   These options are fully vested and expire in 5 years if unexercised.

C.

Board of Directors Practices

Our Board of Directors meets as a full Board of Directors on an as required basis during the fiscal year.  In 2006 our Board of Directors met on February 26, 2006 and on June 26, 2006.

Our Audit Committee of the Board of Directors has met on a quarterly basis during fiscal 2006 for the purpose of approving the quarterly financial statements.  In addition, our Audit Committee has received periodic reports from management.

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

Audit Committee

The Board of Directors has appointed an Audit Committee consisting of three independent directors.  The members of the Audit Committee are Andrew Brandt, Oliver Nepomuceno and David Sharpless each of whom shall serve in such capacity until our next annual meeting.  The Audit Committee is responsible for the integrity of our internal accounting and control systems.  The committee receives and reviews our financial statements and makes recommendations thereon to the Board of Directors prior to its approval by the full Board of Directors.  The Audit Committee communicates directly with our external auditors in order to discuss audit and related matters whenever appropriate.

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

We consider our relations with our employees to be satisfactory.   We had 8 employees as of  October 31, 2006 and 2005; we had 7 employees as of October 31, 2004.

A.

Share Ownership

NAME	SHARES OWED	OPTIONS HELD	OPTION EXERCISE PRICE	EXPIRY DATE	% OF TOTAL [1]
Joseph Fuda Chief Executive Officer and Director	51,780	1,800,000 900,000	$0.72 $0.80	6/30/2010 7/6/2011	3.82%
Salvatore Fuda Chairman of the Board of Directors and Director	2,755,292[2]	300,000 1,800,000 1,000,000	$0.30 $0.65 $0.80	7/18/2009 6/16/2009 7/6/2011	8.1%
Manoj Pundit Executive Vice-President, General Counsel and Director	2,478	100,000	$0.80	7/6/2011	0.14%
Andrew Brandt Director	100,000	300,000	$0.80	7/6/2011	0.57%
David Sharpless Director	100,000	300,000	$0.80	7/6/2011	0.57%
Steven Van Fleet Director	-	300,000 300,000 300,000	$0.30 $0.72 $0.80	7/18/2009 5/27/2010 7/6/2011	1.28%
Dan Amadori Chief Financial Officer	54,000	50,000 400,000 400,000	$0.91 $0.72 $0.80	6/17/2009 5/27/2010 6/30/2010	1.29%
Cynthia Kuper Chief Technology Officer	-	100,000 300,000 200,000	$0.68 $0.80 $0.80	1/19/2011 2/22/2007 7/6/2011	0.86%
Jason Baun Investor Relations	-	50,000 50,000 200,000	$0.91 $0.63 $0.80	6/17/2009 12/2/2010 7/6/2011	0.43%
Larry Blue Director	-	300,000 300,000	$0.60 $0.80	11/3/2009 7/6/2011	0.85%
Oliver Nepomuceno Director	900,000	300,000	$0.80	7/6/2011	1.73%
Stephen Fleming Director of Subsidiary	200,000	100,000	$0.30	7/18/2009	0.43%

[1]	Calculated based on shares owned plus options held as a percentage total of shares outstanding plus options held.

[2]	These shares are held by a corporation wholly owned by a trust established for the benefit of members of Salvatore Fuda's family.

ITEM 7.

  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

No shareholder holds greater than 5% of the common shares outstanding. As of the date of this 20-F report approximately 73% of the issued and outstanding common shares are held by Canadian investors and approximately 27% of the issued and outstanding shares are held by U.S. investors.

B.

Other Related Party Transactions

During the fiscal year ended October 31, 2006, we paid $40,000, as compared to $100,000 in 2005, to a law firm in which Manoj Pundit, an officer of our company, is a partner.

C.

Interests of Experts and Counsel

Manoj Pundit, a partner of Chitiz Pathak LLP, who serves as legal counsel to us, holds 2,478 common shares and options to purchase 100,000 common shares of Micromem at $0.80 per share.

ITEM 8.

  FINANCIAL INFORMATION

A.

Consolidated Statements

See “Item 18 — Financial Statements.”

B.

        Dividend Policy

We have never paid a dividend on our securities.  We do not anticipate paying dividends in the foreseeable future.

C.

        Significant Changes

Except as otherwise disclosed in this report, there has been no significant change in our financial position since October 31, 2006.

D.            Legal Proceedings

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

There are no outstanding legal proceedings involving the Company as of the date of this Annual Report Form 20-F.

ITEM 9.

THE OFFER AND LISTING

The table below sets forth the high and low sales prices for common shares in U.S. Dollars as reported for the periods specified.  Our fiscal year ends October 31.  Our common shares are not traded in Canada.

Our common shares are traded in the United States and are quoted on the NASD's OTC Bulletin Board.  The common shares are quoted under the symbol MMTIF.OB.

Period	High	Low

Last six months:
January 2007	0.51	0.39
December 2006	0.61	0.45
November 2006	0.68	0.55
October 2006	0.70	0.53
September 2006	0.87	0.53
August 2006	0.90	0.67
Last eight quarters:
Q4 2006	0.90	0.53
Q3 2006	1.33	0.68
Q2 2006	1.20	0.43
Q1 2006	0.72	0.47
Q4 2005	0.99	0.54
Q3 2005	1.17	0.21
Q2 2005	0.39	0.22
Q1 2005	0.56	0.15
Last five years:
2006	1.33	0.43
2005	0.90	0.65
2004	1.17	0.15
2003	0.31	0.05
2002	1.77	0.05

On February 23, 2007, the last reported sale price for our common shares on the NASD OTC Bulletin Board was $ 0.43.

ITEM 10.   ADDITIONAL INFORMATION

A.

Share Capital

At October 31, 2006 the Company reports 69,191,299 common shares outstanding (2005:  64,719,449).  Additionally the Company has 11,550,000 stock options outstanding with a weighted average exercise price of $.53 (2005: 10,150,000 options outstanding with a weighted average exercise price of $.50) and a total of 4,848,818 outstanding warrants to acquire common shares with a weighted average exercise price of $.53 (2005: 6,484,668 outstanding warrants with a weighted average exercise price of $.65).

B.

Memorandum and Articles of Incorporation

Articles of Incorporation

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

Securities of Micromem

Our authorized capital consists of an unlimited number of common shares, of which 69,191,299 shares were issued and outstanding as of October 31, 2006, and 2,000,000 special, redeemable, voting preference shares, referred to herein as special shares, none of which were outstanding, as of October 31, 2006.

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

Holders of special shares are entitled to receive notice of, attend and vote at all meetings of the shareholders of Micromem.  Each special share carries one vote at such meetings.  In the event of the voluntary or involuntary liquidation, dissolution or winding-up of Micromem, after payment of all outstanding debts, the holders of the special shares shall be entitled to receive, before any distribution of any part of the assets of Micromem among the holders of any other shares, the amount paid up on the special shares.  The special shares are redeemable at the option of Micromem for the amount paid up on the shares.  Dividends may not be declared or paid on the special shares and transfer of the Special Shares is restricted without the approval of the Directors of Micromem and the prior written consent of the Ontario Securities Commission.  The number of special shares that may be issued and outstanding at any time is limited to 500,000.  There are no pre-emptive rights, conversion rights or sinking fund provisions attaching to the special shares.  Special shares are not liable to further calls or to assessment by Micromem; provided, however, that pursuant to the provisions of the Business Corporations Act (Ontario), Micromem has a lien on any special shares registered in the name of a shareholder or the shareholder's legal representative for a debt owed by the shareholder.

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

C.

Material Contracts

1.

Equipment Transfer Agreement dated March 1, 2003 (now expired), by and between Micromem and the Governing Council of the University of Toronto, pursuant to which we conveyed equipment having an estimated value of $200,000 (CDN $297,600) to the University of Toronto for incorporation into the University's magnetic memory facility for the research and development and fabrication of magnetic memory.

2.

Collaborative Research Agreement dated December 10, 2002 (now expired), by and among Micromem, Communications and Information Technology Ontario, the University of Toronto and Dr. Harry Ruda, Professor of Physics at the University of Toronto, pursuant to which:

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

3.

Research Collaboration Agreement, dated October 24, 2002 (now expired), by and among Micromem, Materials and Manufacturing Ontario, the University of Toronto and Dr. Harry Ruda, Chair Professor in Nanotechnology, pursuant to which:

•

Micromem has engaged the University of Toronto to conduct research and development of magnetic memory technology; and

•

Micromem and Materials and Manufacturing Ontario each provide $174,864 (CDN $272,000) of funding and the combined $349,728 (CDN $544,000) is used to cover the operating expenses of the research collaboration over a term of two years.

4.

A second two-year research collaboration agreement dated November 12, 2003 (now expired), by and among Materials and Manufacturing Ontario and the University of Toronto, pursuant to which:

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

•

Materials and Manufacturing Ontario's funding of $117,800 (CDN $170,000) (or $58,900 (CDN $85,000) per year) will be paid directly to the University of Toronto and therefore is not reflected in Micromem's financial statements; and

•

Micromem maintains its ownership of its portfolio of patents and intellectual property that was developed prior to or outside the scope of the agreement.

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

9.

In January 2005, we entered into a consulting agreement with Dr. Cynthia Kuper for her services as Chief Technology Officer.  The agreement extends for 2 years with a cancellation clause which can be executed by us at any time with 4 months notice provided.  The base remuneration stipulated in the contract is $260,000 per year.  We also granted the Chief Technology Officer 100,000 options to purchase our common shares exercisable at $0.68 per share which expired on December 31, 2005, 100,000 options to acquire common shares at $0.68 per share which options expired on January 15, 2007 and 200,000 options to acquire common shares at $0.80 which options expire in July 2011.

In October 2005, the Company extended the consulting contract for 2 more years commencing in January 2007 on the same terms, conditions and cancellation clauses.

10.

On May 29, 2005, we entered into a new employment agreement with the Chairman of the Board of Directors.  The agreement commenced on January 1, 2005 and expires on September 30, 2009.  Under the terms of the agreement, the Chairman of the Board of Directors has been retained to provide certain management services to us.  We have agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over-year basis commencing as of December 31, 2005 subject to a minimum annual compensation amount of $150,000 (Canadian funds – approximately $133,600 in U.S. funds at current exchange rates).  At our option, we can pay either cash or issue common shares as compensation providing that the cumulative maximum number of shares that we can issue under the agreement is 2 million common shares. The Company has reported $133,600 of costs associated with this contract in each of the 2005 and 2006 fiscal years.

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

Dispositions of Common Shares

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of "taxable Canadian property".  common shares will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25 percent or more of the issued shares of any class or series in the capital stock of Micromem belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder did not deal at "arm's length” and in certain other circumstances.

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

Certain United States Federal Income Tax Consequences

The following is a general summary of certain United States federal income tax consequences, under current law, generally applicable to a US Holder (as defined below).  This summary does not address all potentially relevant United States federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of United States federal income tax law, such as those described below as excluded from the definition of a US Holder.  United States alternative minimum tax considerations are not addressed in this summary.  In addition, this summary does not cover any state, local or foreign tax consequences.

The following summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS, and court decisions that are currently applicable, any of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  This summary does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied (possibly on a retroactive basis) at any time (including, without limitation, changes in applicable tax rates).

This summary is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares, and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made.  Accordingly, holders and prospective holders of common shares should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares.

US Holders

As used herein, a “US Holder” means an owner of common shares who is a citizen or individual resident (as defined under United States tax laws) of the United States; a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any political subdivision thereof; an estate the income of which is taxable in the United States irrespective of source; or a trust if (a) a court within the United States is able to exercise primary supervision over the trust's administration and one or more United States persons have the authority to control all of the substantial decisions of the trust or (b) the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a United States person.  This summary does not address the tax consequences to, and “US Holder” does not include, tax-exempt persons or organizations; qualified retirement plans, individual retirement accounts and other tax-deferred accounts; broker-dealers; non-resident alien individuals or entities; persons or entities that have a “functional currency” other than the US dollar; persons who hold common shares as part of a straddle, hedging or conversion transaction; and persons who acquire their common shares as compensation for services.  This summary is limited to US Holders who own common shares as capital assets and who hold the common shares directly (e.g., not through an intermediary entity such as a corporation, partnership, LLC or trust).  This summary does not address the consequences to a person or entity of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distributions to US Holders Who Own Common Shares

Subject to the discussion below concerning the potential status of the Company (or any of its subsidiaries that are classified as corporations for United States federal income tax purposes (“Related Entities”)) as a “passive foreign investment company” (“PFIC”), the gross amount of any distribution by the Company (including any Canadian taxes withheld therefrom) with respect to common shares generally should be included in the gross income of a US Holder as foreign source dividend income to the extent such distribution is paid out of current or accumulated earnings and profits of the Company, as determined under United States federal income tax principles.  To the extent that the amount of any distribution exceeds the Company's current and accumulated earnings and profits in that taxable year, the distribution is treated as a tax-free return of capital to the extent of the US Holder's adjusted tax basis in the common shares. Thereafter, to the extent that such distribution exceeds the US Holder's adjusted tax basis in the common shares, it is taxed as a capital gain.

Dividends received by non-corporate US Holders may be subject to United States federal income tax at lower rates (generally 15%) than other types of ordinary income in taxable years beginning on or before December 31, 2010, if certain conditions are met.  These conditions include neither the Company nor a Related Entity being classified as a PFIC (discussed below), the Company being a “qualified foreign corporation”, the US Holder's satisfaction of a holding period requirement, and the US Holder not treating the distribution as “investment income” for purposes of the investment interest deduction rules.

In the case of US Holders that are corporations, distributions from the Company generally are not eligible for the dividends received deduction.

Dispositions of Common Shares of the Company

Subject to the discussion below regarding PFICs, gain or loss, if any, realized by a US Holder on the sale or other disposition of common shares generally is subject to United States federal income taxation as capital gain or loss in an amount equal to the difference between the US Holder's adjusted tax basis in the common shares and the amount realized on the disposition.  Net capital gain (i.e., capital gain in excess of capital loss) recognized by a non-corporate US Holder upon a sale or other disposition of common shares that have been held for more than one year is generally subject to a maximum United States federal income tax rate of 15%, under present law.  Deductions for capital losses are subject to limitations.

US Anti-Deferral Regimes

There are two regimes applicable to foreign corporations under United States federal income tax law that potentially may apply to the Company - the “controlled foreign corporation” (“CFC”) regime and the PFIC regime.

Generally, a foreign corporation is not a CFC unless more than fifty percent (by vote or value) of its stock is owned by “U.S. Shareholders” (generally, United States persons who have ten percent or more of the votes of the foreign corporation).  This classification generally results in the inclusion of certain income of the CFC in the U.S. Shareholders' income as a deemed dividend.  If the Company were a CFC, the United States federal tax consequences summarized herein could be materially and adversely different.

PFIC status is not conditioned on a certain level of ownership of the foreign corporation by United States persons, however. The Company or any Related Entity would be considered a PFIC if during any taxable year, 75% or more of its gross income consists of certain types of “passive” income, or if the average value during a taxable year of its “passive assets” (generally, assets that generate passive income) is 50% or more of the average value of all assets held by it.  Passive income generally includes items such as dividends, interest, rents and royalties, although there are various “look through” rules that treat dividends from related persons, for example, as non-passive under certain conditions.

If the Company is classified as a PFIC, a US Holder is subject to increased United States federal income tax liability in respect of gain recognized on the disposition of his, her or its common shares or upon the receipt of certain distributions, unless such person makes a “qualified electing fund” election to be taxed currently on his, or her or its pro rata portion of the Company's income and gain (whether or not such income or gain is distributed in the form of dividends or otherwise), and the Company provides certain annual statements which include the information necessary to determine inclusions and assure compliance with the PFIC rules.  As an alternative to the foregoing rules, a US Holder may make a “mark-to-market” election to include in income each year as ordinary income an amount equal to the increase in value of his, her or its common shares for that year or to claim a deduction for any decrease in value (but only to the extent of previous mark-to-market gains).

The PFIC rules are very complex. The Company can give no assurance as to its status as a PFIC for the current or any future year.  US Holders should consult their own tax advisors with respect to the PFIC issue and its applicability to their particular situation.

Foreign Tax Credit

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the common shares may be entitled to either a deduction or a tax credit for such foreign tax paid or withheld, at the option of the US Holder.  Generally, it is more advantageous to claim a credit because a credit reduces United States federal income tax on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.  This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the US Holder during that year. Unused foreign tax credits can generally be carried back one year and carried forward ten years.

There are significant and complex limitations which apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder's United States income tax liability that the US Holder's foreign source income bears to its worldwide taxable income.  This limitation is designed to prevent foreign tax credits from offsetting United States source income.  In determining this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.

In addition, this limitation is calculated separately with respect to specific “baskets” of income.  Foreign taxes assigned to a particular class of income generally cannot offset United States tax on income assigned to another class.  The “basket limitation” has changed significantly for tax years after 2006, due to recent US tax legislation.

US Holders should consult their own tax advisors concerning their ability to utilize foreign tax credits, especially in light of the changes made by recent legislation.

Currency Fluctuations

For United States federal income tax purposes, the amount received by a US Holder as payment with respect to a distribution on, or disposition of common shares, if paid in Canadian dollars, is the US dollar value at the date of the payment, regardless of whether the payment is later converted into US dollars.  In such case, the US Holder may recognize additional ordinary income or loss as a result of currency fluctuations between the date on which the payment is made and the date the payment is converted into US dollars.

Circular 230 Disclosure

Any tax statement made herein regarding any US federal tax is not intended or written to be used, and cannot be used, by any taxpayer for purposes of avoiding any penalties.  Each taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.

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

The SEC maintains an Internet website at www.sec.gov that contains reports, proxy statements, information statements and other material that are filed through the SEC's Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system.  Documents filed with the Ontario Securities Commission and the Alberta Securities Commission can be accessed through an Internet website at www.sedar.com that contains reports, proxy statements, information statements and other material that are filed through the System for Electronic Document Analysis and Retrieval (“SEDAR”).

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

In anticipation of the implementation of Rules 13a-15(c) of the Securities Exchange Act of 1934 as amended (the ‘Exchange Act”), also referred to as Section 404 of the Sarbanes-Oxley Act of 2002, we engaged,  in 2005, an independent firm of external accountants - a different firm from our independent registered public accounting firm - to complete an in-depth review of our internal accounting procedures and controls.  The firm's evaluation was only interim, and did not meet the requirements of Rule 13a-15(c).  The independent firm of external accountants made several recommendations which we reviewed and evaluated at that time.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, referred to herein as the Exchange Act) as of October 31, 2005.   Based on management's evaluation in 2005, our Chief Executive Officer and Chief Financial Officer concluded that, as of October 31, 2005, our disclosure controls and procedures were (1) not effective, in that they were not designed to ensure that material information relating to us is made known to our Chief Executive Officer and Chief Financial Officer by others within our organization, as appropriate to allow timely decisions regarding required disclosures, and (2) not effective, in that they did not ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

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

We have committed to improving and enhancing our disclosure controls and procedures.  In connection with the deficiencies described above, we implemented additional controls and procedures commencing in fourth quarter of 2005 and continuing in 2006.  The additional controls and enhanced procedures included:

•

development of a system of controls including the upgrading of accounting software and the development of formalized software;

•

monthly analytical reviews by both the Chief Executive Officer and Chief Financial Officer;

•

prompt review of all financial statements and immediate reconciliation of our financial results;

•

our Audit Committee met on a quarterly basis to assess our financial performance and to review the progress management has made in upgrading its accounting procedures and controls; and

•

interaction of our Audit Committee with our independent registered public accounting firm in 2006 on reporting and control related matters.

•

We replaced our previous controller in 2006 with a more experienced individual.  Additionally, we engaged an additional experienced person in 2006 to supervise and review the work of our controller and to interact directly with our Chief Financial Officer.

In 2006 our Board of Directors adopted formal disclosure controls, policies and appointed a Chief Information Officer to implement these policies.  We believe that the risks cited in 2005 have been appropriately remedied as a result.

The foregoing remedial measures did not materially increase our expenses.  With the implementation of the above controls and procedures, we believe that we have significantly improved our disclosure controls and procedures.

Although our management is implementing measures required to remedy the significant deficiencies  in our disclosure controls and procedures we have not managed to make these changes effective in their entirety.  These control deficiencies are not expected to have any future material impact on our financial statements as we expect that the cost of the measures which we implemented will be offset by reduced legal and accounting fees because we will have more of our own internal staff be responsible for these additional measures at lower rates as opposed to outside accountants.   If, however, we fail to continue to maintain adequate controls and procedures, we may not meet the demands that are placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act of 2002 and our business would accordingly face repercussions.

Changes in Internal Control Over Financial Reporting.  Other then as stated above, no change in our internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, occurred during the fiscal year ended October 31, 2006 that has materially affected or is reasonable likely to materially affect, our internal controls over financial reporting.

Other Matters.  In anticipation of the implementation of Rules 13a-15(c) of the Exchange Act, also referred to as  Section 404 of the Sarbanes-Oxley Act of 2002, with the participation of our management, we engaged an independent registered public accounting firm, to complete an in-depth review of our internal accounting procedures and controls.  The firm's evaluation was only interim, and did not meet the requirements of Rule 13(a)-15(c).  The independent firm of chartered accountants made several recommendations which will help us improve our internal accounting procedures and controls, and, as discussed above, implemented certain of these recommendations in 2006.  To date, management has not conducted a separate evaluation of their internal controls over financial reporting.

Item 15T.   Controls and Procedures

Not applicable

PART III

Item 16.   (Reserved)

Not Applicable.

Item 16A.   Audit Committee Financial Expert

Our Board of Directors has determined that a member of the Board of Directors, David Sharpless, is an audit committee financial expert and that he is independent, as defined in the Marketplace Rules of the Nasdaq Stock Market.

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

The report of Grant Thornton LLP on our financial statements for the fiscal year ended October 31, 2004 did not contain an adverse opinion or a disclaimer of opinion and was not qualified nor modified as to uncertainty, audit scope, or accounting principles.

The following table presents fees for professional audit services rendered by our auditors for the audit of our consolidated financial statements for the years ended October 31, 2006 and 2005, and fees billed for other services rendered by our auditors including our offerings of securities and tax services.

	2006	2005	2004

Audit Fees	$60,000	$55,000	$76,000
Audit Related Fees	-	-	-
Tax Fees	-	-	-
All Other Fees	5,000	32,000	6,0000

Audit Fees

In 2006 we paid a total of $60,000 to Schwartz Levitsky Feldman LLP for audit services, which included work related to the annual audit.

In 2005 we paid a total of $55,000 to Schwartz Levitsky Feldman LLP for audit services, which included work related to the annual audit.

In 2004 we paid a total of $76,000 to Grant Thornton LLP for audit services, which includes work related to the annual audit.

Audit Related Fees

We did not pay any audit related fees to Schwartz Levitsky Feldman LLP during 2004.

We did not pay any audit related fees to Grant Thornton LLP during 2006 and 2005.

Tax Fees

We did not pay any audit related fees to Schwartz Levitsky Feldman LLP or to Grant Thornton LLP for services in 2004, 2005 or 2,000.

All Other Fees

Schwartz Levitsky Feldman LLP billed us $5,000 for other services during 2006; nil in 2005.

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

Item 16E.  Purchases of Equity by the Issuer and Affiliated Purchasers.

Not applicable.

ITEM 17.

FINANCIAL STATEMENTS

Schwartz Levitsky Feldman llp
 CHARTERED ACCOUNTANTS
LICENSED PUBLIC ACCOUNTANTS
TORONTO • MONTREAL

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Micromem Technologies Inc.
(A Development Stage Company)

We have audited the consolidated balance sheets of Micromem Technologies Inc. as at October 31, 2006 and 2005, and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We also audited the adjustments in Note 8 (b) to the consolidated financial statements that were applied to restate the 2004 and 2003 financial statements. In our opinion, such adjustments are appropriate and have been properly applied.

Accounting principles generally accepted in the United States of America are consistent with those applicable in Canada in all material respects (see note 16}.

The consolidated statement of operations for the cumulative period from September 3, 1997 to October 31, 2004 were audited by other auditors who expressed opinions without reservation on those statements in their reports dated February 11, 2005, December 5, 2003, January 27, 2003, November 16, 2001, December 13, 2000, February 25, 2000 and December 20, 1999.

/s/ Schwartz Levitsky Feldman llp
Toronto, Ontario, Canada	Chartered Accountants
February 23, 2007	Licensed Public Accountants

1167 Caledonia Road
Toronto, Ontario M6A 2X1
Tel: 416 785 5353
Fax: 416 785 5663

Schwartz Levitsky Feldman llp
 CHARTERED ACCOUNTANTS
LICENSED PUBLIC ACCOUNTANTS
TORONTO • MONTREAL

COMMENTS BY AUDITORS FOR US READERS ON
CANADA - US REPORTING DIFFERENCE

In the United States, reporting standards for auditors require that the following information be included in the auditor's report:

The addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 2 to the consolidated financial statements. Our report to the shareholders dated February 23, 2007 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the consolidated financial statements.

The segregation and quantification of cumulative expenses from September 3, 1997 to October 31, 2004 is required to be disclosed in the introductory paragraph of the auditor's report. Such disclosure would state that the cumulative expenses of $32,655,088 for the period from September 3, 1997 to October 31, 2004 were audited by other auditors whose reports have been furnished to us and our opinion, in so far as it relates to the cumulative financial information for the Company for the period from September 3, 1997 through October 31, 2004, is based solely on the reports of other auditors. Our opinion on the consolidated financial statements would refer the reports of the other auditors for the period from September 3, 1997 to October 31, 2004. Our report to the shareholders dated February 23, 2007 is expressed in accordance with Canadian reporting standards, which do not permit reference to the reports of other auditors in our auditor's report.

The reference to a restatement of the 2004 and 2003 comparative figures as described in note 8(b) to the consolidated financial statements is normally presented in the introductory paragraph under US reporting standards.

/s/ Schwartz Levitsky Feldman llp
Toronto, Ontario, Canada	Chartered Accountants
February 23, 2007	Licensed Public Accountants

1167 Caledonia Road
Toronto, Ontario M6A 2X1
Tel: 416 785 5353
Fax: 416 785 5663

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Micromem Technologies Inc.

We have audited the accompanying consolidated statements of operations and deficit, cash flows and shareholders’ deficiency of Micromem Technologies Inc. and subsidiaries (a Development Stage Company) for the year ended October 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with audit standards generally accepted in Canada and standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of operations and deficit, cash flows and shareholders’ deficiency are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of operations and deficit, cash flows and shareholders’ deficiency, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statements of operations and deficit, cash flows and shareholders’ deficiency provides a reasonable basis for our opinion.

In our opinion, the consolidated statements of operations and deficit, cash flows and shareholders’ deficiency referred to above present fairly, in all material respects, the results of operations and cash flows of Micromem Technologies Inc. and subsidiaries for the year ended October 31, 2004, in conformity with Canadian generally accepted accounting principles.

Accounting principles generally accepted in the United States of America are consistent with those applicable in Canada (see Note 16).

The consolidated statements of operations and deficit, cash flows and shareholders’ deficiency for the cumulative period from September 3, 1997 to October 31, 2003 were audited by other auditors who expressed opinions without reservation on those statements in their reports dated December 5, 2003, November 16, 2001, December 13, 2000 and December 20, 1999.

/s/ GRANT THORNTON LLP
Mississauga, Canada
February 11, 2005	Chartered Accountants

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

/s/ GRANT THORNTON LLP

Mississauga, Canada
February 11, 2005	Chartered Accountants

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Balance Sheet
(Expressed in United States dollars)
(See Note 2 - Going Concern)

As at	October 31, 2006	October 31, 2005
	.

Assets
Current assets:
Cash and cash equivalents	$406,702	$642,803
Deposits and other receivables (Note 5)	58,738	85,572
	465,440	728,375
Property and equipment (Note 6)	-	-
Patents and trademarks (Note 7)	-	-
Royalty rights (Note 4 and Note 10)	-	-
	465,440	728,375

Liabilities and Shareholders' Deficiency
Current liabilities:
Accounts payable and accrued liabilities Note 5)	914,363	803,206

Shareholders' Deficiency:
Share capital: (Note 8)
Authorized:
2,000,000 special preference shares, redeemable, voting
Unlimited common shares without par value
Issued and outstanding:
69,191,299 common shares ( 2005: 64,719,449)	35,930,615	34,305,087
Contributed Surplus (Notes 8 (b) and 9)	22,198,672	20,140,112
Deficit accumulated during the development stage	(58,578,210)	(54,520,030)
	(448,923)	(74,831)

	$465,440	$728,375

Commitments (Note 13)
Contingencies (Note 14)

"Joseph Fuda" (Signed)
Joseph Fuda, Director

"David Sharpless" (Signed)
David Sharpless, Director

See accompanying notes to the consolidated financial statements.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Operations and Deficit
(Expressed in United States dollars)

For the year ended October 31, 2006 (with comparative data)
				Period from
				September 03, 1997
	Oct. 31, 2006	Oct. 31, 2005	Oct. 31, 2004	to October 31, 2006
	(12 mos)	(12 mos)	(12 mos)

Interest and other income	$9,930	$8,703	$4,746	$550,017

Costs and expenses (income):
Administration	268,241	320,383	157,854	2,738,663
Professional, Management and consulting fees (Notes 8 (b) and 12 (c))	1,017,859	1,303,662	271,351	5,476,467
Wages and salaries (Note 12 (b))	172,169	152,628	31,563	9,693,971
Research and development (Notes 6 and 13)	368,969	362,141	378,410	7,125,802
Travel and entertainment	195,607	169,737	77,616	1,432,926
Amortization of property and equipment (Note 6)	-	2,925	5,410	344,466
Stock compensation expense (Note 8(b))	2,058,560	1,721,742	1,379,970	21,619,781
Unrealized foreign exchange loss (gain)	(13,295)	10,968	16,870	(56,467)
Amortization of patents and trademarks	-	-	-	67,596
Operating leases	-	-	-	109,412
Loss on sale of investment	-	-	-	54,606
Write-down of investment	-	-	-	61,020
Write-down of royalty rights (Note 10)	-	-	-	10,000,000
Write-down of patents and trademarks (Note 7)	-	-	-	299,820
Interest expense	-	-	-	75,027
Loss on sale of property and equipment	-	-	-	65,460
	4,068,110	4,044,186	2,319,044	59,108,550

Loss before income taxes	(4,058,180)	(4,035,483)	(2,314,298)	(58,558,533)

Provision for income taxes (Note 11)	-	-	-	19,677

Net loss for the period	(4,058,180)	(4,035,483)	(2,314,298)	(58,578,210)

Deficit accumulated during the
development stage, beginning of period - as restated (Note 8)	(54,520,030)	(50,484,547)	(48,170,249)	-

Deficit accumulated during the
development stage, end of period	($58,578,210)	($54,520,030)	(50,484,547)	(58,578,210)

Loss per share - basic and diluted	(0.06)	(0.07)	(0.04)	(1.19)

Weighted average number of shares	66,709,353	62,155,234	52,958,975	49,216,384

See accompanying notes to the consolidated financial statements.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statement of Cash Flows
(Expressed in United States dollars)

For the year ended October 31, 2006 (with comparative data)
				Period from
				September 03, 1997
	Oct. 31, 2006	Oct. 31, 2005	Oct. 31, 2004	to October 31, 2006
	(12 mos)	(12 mos)	(12 mos)

Cash flows from operating activities:
Net loss for the period	($4,058,180)	($4,035,483)	($2,314,298)	($58,578,210)
Adjustments to reconcile loss for
the period to net cash used in operating activities:
Amortization of patents and trademarks	-	-	-	67,596
Amortization of property and equipment	-	2,925	5,410	529,686
Stock option expense	2,058,560	1,721,742	1,379,970	21,619,781
Loss on sale of investment	-	-	-	54,606
Write down of investment	-	-	-	61,020
Loss on disposal of property and equipment	-	-	-	65,460
Write-down of royalty rights	-	-	-	10,000,000
Write-down of patents and trademarks	-	-	-	299,820
Share compensation expense				7,285,696
Non-cash wages and salaries	-	-	-	34,000
Change in non cashworking capital Items				-
Decrease (increase) in deposits and other receivables	26,834	(52,010)	13,645	(50,141)
Increase (decrease) in accounts payable and accrued liabilities	111,157	366,582	190,924	803,523
Net cash used in operating activities	($1,861,629)	(1,996,244)	(724,349)	(17,807,163)

Cash flows from investing activities:
Purchase of property and equipment	-	-	(4,567)	(729,604)
Proceeds on disposal of property and equipment	-	-	-	134,458
Patents and trademarks	-	-	-	(367,416)
Sale of available-for-sale Investment	-	-	-	260,641
Royalty rights	-	-	-	(2,000,000)
Term deposits		87,243	132,687
Net cash provided by (used in) investing activities	-	87,243	128,120	(2,701,921)

Cash flows from financing activities:
Issue of common shares	1,625,528	2,201,300	867,500	20,335,061
Net proceeds from shareholder's Loan	-	-	-	544,891
Loan proceeds from Avanticorp International Inc.	-	-	-	112,031
Rights issue costs	-	-	-	(76,197)
Net cash provided by financing activities	1,625,528	2,201,300	867,500	20,915,786

Increase (decrease) in cash and cash equivalents	(236,101)	292,299	271,271	406,702

Cash and cash equivalents, beginning of period	642,803	$350,504	79,233	-
				-
Cash and cash equivalents, end of period	$406,702	$642,803	$350,504	$406,702

Supplemental cash flow information:
Interest paid	-	-	-	76,987
Income taxes paid	-	-	-	66,722

See accompanying notes to the consolidated financial statements.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIENCY
(Expressed in United States dollars)

October 31, 2006
	Number of	Share	Contributed	Deferred	Deficit
	Shares	Capital	Surplus	Share	Accumulated
				Compensation	During
					Development
					Stage
Micromem share capital, October 31, 1998	3,490,643	$ -	$ -	$ -	$ -
Exercise of director's stock options	490,000	-	-	-	-
Pageant share capital, October 31, 1998	-	1	-	-	-
Net loss for the year	-	-	-	-	-500,992
Common shares of Pageant, December 4, 1998	-	4,999	-	-	-
Assigned fair value of net assets (Note 1)	32,000,000	549,140	-	-	-
Micromem share capital, September 11, 1999	35,980,643	554,140	-	-	-500,992

Exercise of common share purchase warrants for cash	120,676	164,053	-	-	-
Private placement of common shares for cash, May 17, 1999	350,000	1,050,000	-	-	-
Shareholder loan forgiven (Note 9)	-	-	544,891	-	-
Exercise of stock options for cash	100,000	300,000	-	-	-

Net loss for the year	-	-	-	-	-5,207,787
Balance, October 31, 1999	36,551,319	2,068,193	544,891	-	-5,708,779

Exercise of common share purchase warrants for cash	182,087	274,717	-	-	-
Exercise of stock options for cash	100,000	300,000	-	-	-
Deferred share compensation (Note 12)	-	-	2,711,881	-453,219	-
Private placement of common shares for cash, February 10, 2000	2,000,000	5,000,000	-	-
Common shares issued pursuant to compensation agreements, March 15, 2000	901,110	4,206,447	-	-	-
Stock options issued to directors/consultants			9,681,257
Net loss for the year	-	-	-	-	-16,940,613
Balance, October 31, 2000	39,734,516	11,849,357	12,938,029	-453,219	-22,649,392

Exercise of common share purchase warrants for cash	362,450	554,655	-	-	-
Common shares issued under rights offering November 20, 2000	304,674	1,119,058	-	-	-
Exercise of stock options for cash	800,000	2,400,000	-	-	-
Deferred share compensation (Note 12)	-	-	-453,219	453,219	-
Stock-based compensation	-	-	34,000	-	-
Exercise of director's stock options for cash, January 17, 2001	714,686	71,469	-	-	-
Common shares issued pursuant to compensatory stock options, at January 17, 2001 (Note 12 (a))	-	1,581,242	-1,581,242	-	-
Adjustment-share compensation expenses (Note 12)	-	-	-677,420	-	-
Common shares issued pursuant to compensation agreement, January 23, 2001(Note 12 (a))	11,192	66,461	-	-	-
Private placement of common shares for cash, March 21, 2001	2,000,000	4,000,000	-	-	-
Common shares issued under asset purchase agreement to Estancia Limited, March 14, 2001	2,007,831	8,000,000	-	-	-
Compensation shares due but not issued (Note 12)	-	-	1,431,545	-	-
Stock options issued to directors/consultants			4,627,752
Net loss for the year	-	-	-	-	-9,187,377

Balance, October 31, 2001	45,935,349	$29,642,242	$16,319,455	$ -	($31,836,769)

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIENCY
(Expressed in United States dollars)

October 31, 2006
	Number of	Share	Contributed	Deferred	Deficit
	Shares	Capital	Surplus	Share	Accumulated
				Compensation	During
					Development
					Stage
Balance, October 31, 2001	45,935,349	$29,642,242	$16,319,445	$ -	($31,836,769)
Stock options issued to directors/consultants			1,832,500
Shares issued pursuant to compensatory agreement, March 26, 2002 (Note 12)	765,588	1,431,545	-1,431,545	-	-
Net loss for the year	-	-	-	-	-14,565,515
Balance, October 31, 2002	46,700,937	31,073,787	16,720,400	-	-46,402,284

Private placement of common shares for cash, August 13, 2003 (Note 8(d))	2,031,250	162,500	-	-	-
Net loss for the year	-	-	-	-	-1,767,965
Stock options issued to directors/consultants			318,000
Balance, October 31, 2003	48,732,187	31,236,287	17,038,400	-	($48,170,249)

Private Placement of common shares for cash, December 2003 (Note 8 (e) ii)	500,000	40,000	-	-	-
Private Placement of common shares for cash, December 2003 (Note 8 (e) i)	300,000	33,000	-	-	-
Exercise of common share purchase warrants for cash (Note 8(d), August 2004	2,031,250	162,500	-	-	-
Exercise of common share purchase warrants for cash (Note 8 (e) ii), June-September 2004	1,000,000	80,000	-	-	-
Exercise of common share purchase warrants for cash (Note 8 (e) i), October 2004	200,000	22,000	-	-	-
Exercise of options for cash	5,300,000	530,000	-	-	-
Stock options issued to directors/consultants	-	-	1,379,970	-	-

Net loss for the year	-	-	-	-	-2,314,298
Balance, October 31, 2004	58,063,437	32,103,787	18,418,370	-	($50,484,547)

Exercise of common share purchase warrants for cash (Note 8(e)), December – January 2005	400,000	44,000	-	-	-
Private placement of common shares for cash	1,028,334	617,000	-	-	-

Net loss for the quarter	-	-	-	-	-453,523
Stock options issued to directors/consultants/employees	-	-	202,203	-
Balance at January 31, 2005	59,491,771	32,764,787	18,620,573	-	($50,938,070)

Exercise of common shares purchase warrants for cash (Note 8(d)), February, 2005	1,406,250	112,500	-	-	-
Private Placement of common shares for cash, March, 2005	1,300,000	845,000	-	-	-
Private Placement of common shares for cash, February, 2005	14,000	10,500	-	-	-
Legal expenses relating to private placements	-	-75,000	-	-	-

Net loss for the quarter	-	-	-	-	-474,227
Balance at April 30, 2005	62,212,021	33,657,787	18,620,573		-51,412,297

Exercise of stock options (Note 8(b)), June, 2005	1,820,000	553,600
Settlement of accounts payable for common shares.	62,428	43,700
Stock options issued to directors/consultants/employees			903,040

Net loss for the quarter					-1,726,931

Balance at July 31, 2005	64,094,449	$34,255,087	$19,523,613	$ -	($53,139,228)

Exercise of common shares purchase warrants for cash September, 2005	625,000	50,000	-
Stock options issued to directors/consultants/employees			616,499
Net loss for the quarter					-1,380,802

Balance at October 31, 2005	64,719,449	$34,305,087	$20,140,112	$ -	($54,520,030)

Exercise of stock options (Note 8(b))	150,000	45,000
Stock options issued to directors/consultants/employees			143,786

Net loss for the quarter					(734,482)
Balance at January 31, 2006	64,869,449	34,350,087	20,283,898	-	(55,254,512)

Exercise of stock options (Note 8(b))	1,600,000	480,000

Net loss for the quarter					(333,768)
Balance at April 30, 2006	66,469,449	34,830,087	20,283,898	-	(55,588,280)

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIENCY
(Expressed in United States dollars)
	Number of	Share	Contributed	Deferred	Deficit
	Shares	Capital	Surplus	Share	Accumulated
				Compensation	During
					Development
					Stage
Private placement of common shares for cash May 2006	150,000	75,000
Exercise of stock options (Note 8(b))	1,100,000	329,980
Exercise of common share purchase warrants for cash (Note 8(d))	771,850	485,548

Net loss for the quarter					(530,370)
Balance as at July 31, 2006	68,491,299	35,720,615	20,283,898	-	(56,118,650)

Exercise of stock options (Note 8(b))	700,000	210,000
Stock options issued to directors/consultants/employees			1,914,774

Net loss for the quarter					(2,459,560)
Balance at October 31, 2006	69,191,299	35,930,615	22,198,672	-	(58,578,210)

See accompanying notes to the consolidated financial statements.

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STAGE COMPANY) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) October 31, 2006

1.      Nature of business:

Micromem Technologies Inc. ("Micromem" or the "Company") is a corporation incorporated under the laws of the Province of Ontario, Canada. By Articles of Amendment dated January 14, 1999, the Company changed its name from Avanticorp International Inc. to Micromem Technologies Inc. On January 11, 1999, the Company acquired all of the outstanding shares of Pageant Technologies Inc. ("Pageant"), a company subsisting under the laws of Barbados. This acquisition, was recorded as a reverse takeover under Canadian generally accepted accounting principles ("Canadian GAAP") which, in the case of the Company, conforms with United States generally accepted accounting principles ("U.S. GAAP").

The Company currently operates in a single segment as a developer of non-volatile magnetic memory technology. The Company has not generated significant revenue through October 31, 2006, has no planned principal operations and is devoting substantially all of its efforts to the development of its technology. Accordingly, for financial reporting purposes, the Company is a development stage enterprise.

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

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STAGE COMPANY) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) October 31, 2006

Certain principal conditions and events are prevalent which indicate that there is substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time. These include:

a.     Recurring operating losses
b.     Stockholders' deficiency
c.     Working Capital deficiency

Management has initiated certain plans, which it believes will mitigate and alleviate these conditions and events including:

a. Exploring alternative sources of financing as to be able to continue its research and development.
b. Implementation of cost-cutting measures.

The Company continues to pursue its research initiatives as outlined in Note 13 in order to develop its technology for commercial applications and continues to raise financing for operations as outlined in Note 8.

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

3.      Summary of significant account policies:

These consolidated financial statements have been prepared in accordance with Canadian GAAP and are stated in United States dollars. These principles are also in conformity in all material respects with U.S. GAAP. The most significant accounting policies are as follows:

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STAGE COMPANY) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) October 31, 2006

a.      Principles of consolidation:

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

b.      Use of estimates:

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Examples of where estimates are used include the computation of stock option expense calculated in accordance with the Black Scholes option pricing model and in calculating the provision for doubtful accounts.

c.      Cash and cash equivalents:

Cash and cash equivalents consist of all bank accounts and all highly liquid investments with original maturities of three months or less at the date of purchase.

d.      Property and equipment:

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

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STAGE COMPANY) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) October 31, 2006

e.      Patents and trademarks:

Patents and trademarks are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When circumstances dictate, an impairment loss is calculated as equal to the excess of the carrying value of the assets over their undiscounted estimated future net cash flow (Note 7).

f.      Research and development expenses:

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

g.      Stock-based compensation:

The Company has a stock-based compensation plan, which is described in Note 8. Stock-based compensation is recognized using the fair value method. Under this method, the Black Scholes option-pricing model is used to determine periodic stock option expense. Any compensatory benefit recorded is recognized initially as deferred share compensation in the consolidated statements of stockholders' equity and then charged against income over the contractual or vesting period.

Until October 31, 2004 for all awards of employee stock-based compensation granted after January 1, 2002, the Company recognized employee stock-based compensation costs under the intrinsic value-based method and provided pro forma disclosure of net income and earnings per share as if the fair value-based method had been applied.

Effective November 1, 2004 the Company has adopted the fair value method of accounting for employee stock-based compensation costs. Accordingly the financial statements for the years ending October 31, 2000 - 2004 and the cumulative financial statements for the period from September 3, 1997 to October 31, 2004 have been restated to reflect the stock-based compensation costs that the Company has incurred in each period which expense previously was disclosed on a proforma basis.

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STAGE COMPANY) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) October 31, 2006

The stock-based compensation expense for options granted during the twelve-month periods ending October 31, 2005 and 2006 have been reflected as an expense in the consolidated statement of operations for the periods then ended.

h.      Income taxes:

The Company accounts for income taxes by the liability method. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted tax rates and laws that are expected to apply when the asset is realized or the liability settled. To the extent that it is not considered to be more likely than not that a future income tax asset will be realized, a valuation allowance is provided.

i.      Long-Lived Assets

The Company records the value of the long-term assets acquired at cost. Such rights are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable when circumstances dictate an impairment loss is calculated as equal to the excess of the carrying value of the assets over their undiscounted estimated future net cash flows. Management used its best estimate of the undiscounted cash flows to evaluate the carrying amount and has determined that no impairment has occurred.

j.      Foreign currency translation:

The functional and reporting currency of the Company is the United States dollar.

The Company's wholly-owned subsidiaries are integrated foreign operations and therefore, the Company uses the temporal method whereby monetary assets and liabilities are translated into United States dollars at the rate of exchange in effect at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Income and expenses are translated using the average monthly rate of exchange per quarter, which rate approximates the rate of exchange prevailing at the transaction dates. Gains or losses resulting from translation are included in the determination of net loss for the period.

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STAGE COMPANY) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) October 31, 2006

k.      Earnings or Loss Per Share:

Basic earnings (loss) per share are computed by dividing net earnings (loss) by the weighted average number of common shares outstanding for the year. Diluted earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding plus common stock equivalents (if dilutive) related to stock options and warrants for each year.

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

b.      $20,000,000 if and when either (i) certification is received from Honeywell Federal Manufacturing & Technologies ("Honeywell") that fully integrated, randomly addressable memory matrices of the Technology have met certain stipulated performance standards, or (ii) the Company or any of its affiliates executes a definitive agreement for the sale or licensing of the Technology to an arm's length third party for any commercial purposes other than testing or evaluation of the Technology; payable in the form of cash and Micromem Shares to be determined by Pageant provided that a minimum of 50% of the $20,000,000 shall be paid in Micromem Shares valued at the close of trading on the date of receipt of such certification, sale or licensing; and

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STAGE COMPANY) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) October 31, 2006

c.      $20,000,000 if and when the Company or any of its affiliates executes a definitive agreement for the sale or licensing with respect to any technology (including the Technology) owned by the Company to an arm's length third party for any commercial purposes other than testing or evaluation of the technology, payable in the form of cash and Micromem Shares to be determined by Pageant provided that a minimum of 50% of the $20,000,000 shall be paid in Micromem Shares valued at the close of trading on the date of execution of such sale or licensing.

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

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STAGE COMPANY) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) October 31, 2006

5.     Non-cash working capital balances:

A.      Deposits and other receivables

	10/31/06	10/31/05
Sales tax recoverable	$15,110	$9,737

Deposits	-	2,345

Receivables from companies where senior officers and directors of the Company exercise significant influence (Note 12(b)) and employee advances	41,928	73,490

Prepaid insurance	1,700	-
	$58,738	$85,572

B.      Accounts payable and accrued liabilities

	10/31/06	10/31/05
Deferred compensation to Chairman (Note 12(a) ii) and to senior officers (Note 12(c))	$397,118	$333,600

Accrual of costs under technology development agreement (Note 13(b)	289,863	289,863

Accounts payable	227,382	179,743
	$914,363	$803,206

6.     Property and equipment:

	2005	Additions	2006
Cost:
Computers and equipment	$41,348	-	$41,348
	$41,348	-	$41,348

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STAGE COMPANY) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) October 31, 2006

	2005	Amortization	2006
		Expense
Accumulated amortization:
Computers and equipment	$41,348	-	$41,348
	$41,348	-	$41,348

	2005		2006
Net book value:
Computers and equipment	$-		$ -
	$-		$ -

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

8.     Share Capital:

a.     Authorized:

2,000,000 special preference shares, redeemable, voting, none of which are issued and outstanding.
Unlimited common shares without par value.

b.     Stock option plan:

The Company has a fixed stock option plan. Under the Company's Stock Option Plan (the "Plan"), the Company may grant options for up to 15,000,000 shares of common stock to directors, officers, employees or consultants of the Company and its subsidiaries. The exercise price of each option is equal to or greater than the market price of the Company's shares on the date of grant unless otherwise permitted by applicable securities regulations. An option's maximum term under the Plan is 10 years.

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STAGE COMPANY) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) October 31, 2006

A summary of the status of the Company's fixed stock option plan as at October 31, 2006 and 2005 and changes during the periods ended on those dates is as follows:

	2006		2005
	Options in	Weighted	Options in	Weighted
	Thousands	Average	Thousands	Average
		exercise price		exercise price
Outstanding, beginning of period	10,150.50		7,270	$ .31
Granted	5,050.78		4,700.73
Cancelled/expired	(100)	.72	-	-
Exercised	(3,550)	.30	(1,820)	.304
Outstanding end of period	11,550.53		10,150	$ .50

Cash proceeds realized by the Company upon the exercise of stock options by directors, officers and employees are summarized as below (Note 17):

Date	Number	Proceeds
June 2005	1,820,000	$553,600
January 2006	150,000	45,000
February – March 2006	1,600,000	480,000
May – June 2006	1,100,000	329,980
August 2006	700,000	210,000
	3,550,000	$1,064,980

The following options have been granted after October 31, 2004:

Date	Optionee	Number of Options	Exercise	Expiry
			Price	Date
January 29, 2005	Officer	300,000.80		March 22, 2007
January 31, 2005	Employee	50,000.91		June 17, 2009
January 31, 2005	Officer	50,000.91		June 17, 2009
May 27, 2005	Officer	400,000.72		May 27, 2010
May 27, 2005	Director	300,000.72		May 27, 2010
May 27, 2005	Director	1,800,000.72	May 27, 2010
August 1, 2005	Chairman	1,800,000.65	June 16, 2009
November 25, 2005	Director	300,000.60	November 24, 2009
November 20, 2005	Employee	50,000.63	December 20, 2010
January 15, 2006	Officer	100,000.68	January 15, 2011
August 9, 2006	Chairman	1,000,000.80	July 6, 2011
August 9, 2006	Outside Directors	1,500,000.80	July 6, 2011
August 9, 2006	Officers	1,600,000.80	July 6, 2011
August 9, 2006	Employees	500,000.80	July 6, 2011

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STAGE COMPANY) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) October 31, 2006

At October 31, 2004 the cumulative stock compensation expense for stock options granted to employees has been calculated using the Black Scholes option-price model as $17,829,459 which expense has previously not been reflected in the consolidated statement of operations and deficit. Effective November 1, 2004, the Company adopted the fair value method of accounting for stock compensation expense and accordingly has restated the prior year financial statements as appropriate.

A reconciliation of the restatement of the prior year financial statements is as below:

	2004	2003	Period from
			September 3, 1997
			to October 31, 2005

Stock compensation expense as originally reported	$10,020	$-	$10,020
Restatement – expense using fair value method	1,369,950	318,000	19,551,201
Restated stock compensation expense	$1,379,970	$318,000	$19,561,221

Net loss as originally reported	$(944,348)	$(1,449,965)	$(36,690,571)

Restatement – expense using fair value method	1,369,950	318,000	(17,829,459)
Restated net loss	$(2,314,298)	$(1,767,965)	$(54,520,030)

Closing deficit as originally reported	$(32,655,088)	$(31,710,740)	$(36,690,571)

Restatement, expense using fair value method	(17,829,459)	(16,459,509)	(17,829,459)
Restated closing deficit	$(50,484,547)	$(48,170,249)	$(54,520,030)

Basic and fully diluted loss per share as originally reported	$(0.02)	$(0.03)	$(0.75)

Restatement – impact on loss per share using fair value method	(0.02)	(0.01)	(0.38)

Revised basic and fully diluted loss per share	$(0.04)	$(0.04)	$(1.13)

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STAGE COMPANY) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) October 31, 2006

The fair value of each option used for the purpose of estimating the stock compensation cost is based on the grant date using the Black Scholes pricing model. The unexpended stock based compensation deferred over the vesting period is nil.

The fair value of all options granted between 2005 – 2006 were estimated as of the date of grant using the Black Scholes option-pricing model with the following assumptions:

	2006	2005
Expected dividends	-	-
Volatility factor	99%-111%	97% - 142%
Risk free interest rate	3.25% – 4.5%	3.25%
Weighted average expected life	1.5 years	1.5 years

The current stock compensation expense as reflected in the financial statements is summarized as:

Quarter Ending	Expense
January 31, 2005	$202,203
April 30, 2005	-
July 31, 2005	903,040
October 31, 2005	616,499

January 31, 2006	143,786
April 30, 2006	-
July 31, 2006	-
October 31, 2006	1,914,774

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STAGE COMPANY) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) October 31, 2006

The following table summarizes information about fixed options outstanding as at October 31, 2006 (Note 17):

Options Outstanding				Options exercisable
		Weighted average	Weighted
		remaining	Average		Weighted
Actual exercise	Number	contractual life (in	exercise	Number	Average
price	outstanding	years)	price	exercisable	exercise price
$0.30	1,800,000	2.5 years	$0.30	5,200,000	$0.30
0.68	100,000	2.7 years	0.68	100,000	0.68
0.80	300,000	.4 years	0.80	300,000	0.80
0.91	100,000	2.75 years	0.91	100,000	0.91
0.72	2,500,000	3.5 years	0.72	2,500,000	0.72
0.65	1,800,000	3.5 years	0.65	1,800,000	0.65
0.60	300,000	3.5 years	0.60	300,000	0.60
0.80	4,600,000	4.7 years	0.80	4,600,000	0.80
0.63	50,000	3.1 years	0.63	50,000	0.63

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

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STAGE COMPANY) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) October 31, 2006

A portion of the First Unit could be allocated into separate elements within stakeholders' equity as the First Units contain two equity elements arising from the common share and warrants attached. The Company has allocated the closing trading value of its shares as at August 13, 2003 to the common shares. Since the net proceeds received from the issuance of the common shares attached to the First Units equaled the closing trading value at the date authorized by the Board of Directors, the warrants were allocated a nil value.

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

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STAGE COMPANY) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) October 31, 2006

The investors then exercised 300,000 Series B warrants and the Company thus issued 300,000 common shares and realized proceeds of $33,000.

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

iii)   In December 2004 the Company completed a Unit private placement to several U.S. investors pursuant to prospectus and registrations exemptions set forth in applicable securities laws. Under the private placement, the Company received $617,000 as subscription proceeds for the sale and issue of 1,028,344 Units. Each Unit consisted of one Common Share and one Series A Warrant. Each series A Warrant entitled the holder to purchase one Common Share and one Series B warrant for $.60 until expiry 12 months from the date of issue. Each Series B Warrant entitled the holder to purchase one additional Common Share for $.60 until expiry 12 months from the date of issue.

iv)    In February 2005, the Company arranged a Unit private placement to several investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. Under this private placement, the Company received $845,000 as of April 30, 2005 as subscription proceeds for the sale of 1,300,000 Units. Each unit consisted of one Common Share and one Series A Warrant. Each Series A Warrant entitled the holder to purchase one Common Share and one Series B Warrant for $.65 until expiry 12 months from the issue date. Each Series B warrant entitled the holder to purchase one Common Share for $.65 until expiry 12 months from the issue date.

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STAGE COMPANY) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) October 31, 2006

v)    In February 2005, the Company completed a Unit private placement to two Canadian investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. Under the private placement, the Company received $10,500 as subscription proceeds for the sale and issue of 14,000 Units. Each Unit consisted of one Common Share and one Series A Warrant. Each Series A Warrant entitled the investor to purchase one Common Share and one Series B Warrant for $.75 until expiry 12 months from the date of issue. Each Series B Warrant entitled the holder to purchase one additional common share for $.75 until expiry 12 months from the date of issue.

vi)   In December 2005 the Company revised the terms of the Unit private placements outlined in Note 8(e) (iii) (iv) and (v). In each case the Unit was revised to consist of one Common Share, one Series A warrant expiring on June 30, 2006 and one Series B warrant expiring on December 31, 2006. In June 2006 the Series A warrants were extended to September 30, 2006 and, concurrently, 771,883 warrants were exercised and the Company realized $485,548 of net proceeds. The remaining terms of the Series A and Series B warrants were unchanged.

In September 2006, the Company again extended the expiry date of the Series A warrants to December 31, 2006.

Subsequent to October 31, 2006 the Company has further extended the expiry date of the Series A and Series B warrants and has revised the subscription price in each case (Note 17).

vii)   On June 8, 2005 the Company entered into a financial advisory services agreement with an arms length entity and, as consideration issued 1,000,000 purchase warrants. Each warrant entitles the holder to purchase and subscribe for one common share at $.70 per share. These warrants expired unexercised in June 2006.

viii)  The Company entered into a second financial advisory services agreement on June 22, 2005 with an arms length entity and, as consideration issued 800,000 purchase warrants. Each warrant entitles the holder to purchase and subscribe for one common share at $.70 per share on or before December 31, 2006 (Note 17).

ix)    In May 2006 the Company completed a Unit private placement financing with two investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. Under the private placement the Company received $75,000 as subscription proceeds for the sale and issue of 150,000 Units. Each Unit consists of one common share and one Series A warrant. Each Series A warrant entitles the investor to purchase one common share for $.50 until expiry in April 2007.

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STAGE COMPANY) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) October 31, 2006

f.     Warrants

Cash proceeds realized by the Company upon the exercise of warrants to acquire common shares are summarized as below:

Date	Financing	Number	Proceeds
February 2005	Aug 2003 (Note 8(d))	1,406,250	$112,500
August 2005	Aug 2003 (Note 8(d))	625,000	50,000
January 2005	Dec 2003 (Note 8(e)(i))	100,000	11,000
January 2005	Dec 2003 (Note 8(e) (i))	300,000	33,000
June 2005	Dec 2004-Feb 2005 (Note 8 (e)(vi))	771,850	485,548
		3,203,100	$692,048

The outstanding warrants to acquire common shares are summarized as below:

Financing	Warrants	Number	Exercise Price
December 2004 (Note 8(e)(ii)	A	688,817	$.60 (Note 17)
December 2004 (Note 8(e) (ii)	B	1,028,344	$.60 (Note 17)
February 2005 (Note 8(e)(iv)	A	870,000	$.65 (Note 17)
February 2005 (Note 8(e)(iv)	B	1,300,000	$.65 (Note 17)
February 2005 (Note 8(e)(v)	A	4,667	$.75 (Note 17)
February 2005 (Note 8 (e)(v)	B	7,000	$.75 (Note 17)
May 2006 (Note 8 (e)(ix)	A	150,000	$.50 (Note 17)
		4,048,818

In addition 800,000 warrants to acquire common shares at a strike price of $.70 per share are outstanding under the terms of a financial advisory services agreement (Note 8(e)(viii).

9.     Contributed Surplus:

Contributed surplus arises as a result of the application of the Black Scholes option-price model with respect to stock options issued by the Company as outlined in Note 8 (b). Also included in contributed surplus at October 31, 2006 is an amount of $544,891 representing forgiveness of Pageant indebtedness during fiscal 1999 by Ataraxia Corp, the former parent company of Pageant. This forgiven debt was treated as contributed surplus as this balance was between related parties.

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STAGE COMPANY) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) October 31, 2006

10.    Restructuring and write-down of royalty rights:

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

11.    Income Taxes:

Once the Company has completed all its income tax return filings it will have non-capital losses of approximately $9,581,000 available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. As at October 31, 2006, the tax losses expire as follows:

	Canada	Other Foreign	Total
2007	$1,632,000	$-	$1,632,000
2008	1,363,000	-	1,363,000
2009	1,062,000	-	1,062,000
2010	932,000	265,000	1,197,000
2011	-	208,000	208,000
2014	746,000	-	746,000
2015	2,249,000	-	2,249,000
2016	1,996,000	-	1,996,000
2023	-	73,000	73,000
2024	-	173,000	173,000
2025	-	20,000	20,000
Total losses	$9,980,000	$739,000	$10,719,000

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STAGE COMPANY) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) October 31, 2006

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is as follows:

	10/31/06	10/31/05	10/31/04
Consolidated accounting loss before income taxes	$(4,058,180)	$(4,035,483)	$(2,314,298)
Add nondeductible items	2,098,500	1,764,607	1,369,950
Loss for tax purposes	(1,959,680)	(2,270,816)	(944,348)
Statutory rates	36%	36%	36%
Expected income tax recovery	705,484	817,494	(339,965)
Tax benefit not recognized	(705,484)	(817,494)	339,965
	$-	$-	$-

Future income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's future tax assets and liabilities as at October 31, 2006 are as follows:

	10/31/06	10/31/05	10/31/04

Unused capital losses	$47,566	$47,566	$47,566
Unused non-capital losses	3,786,154	3,080,670	2,244,996
Alternative minimum tax credit	142,091	142,091	142,091
Research and development credit	118,720	118,720	118,720
Tax basis of property and equipment in excess of carrying value	14,760	14,760	13,680
Total deferred tax assets	$4,109,291	$3,403,807	2,567,053
Valuation allowance	(4,109,291)	(3,403,807)	(2,567,053)
Net deferred tax assets	$-	$-	$-

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STAGE COMPANY) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) October 31, 2006

12.    Management compensation and related party transactions:

a      (i)    Between 1999 and 2002, the Company entered into stock-based management compensation arrangements with the Chairman as reported in prior years' audited financial statements.

(ii)    On May 29, 2005, the Company entered into a new employment agreement with the Chairman for a period from January 1, 2005 through September 30, 2009. Under the terms of the agreement, the Chairman has been retained to provide certain management services to the Company. The Company has agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over year basis commencing as of December 31, 2005 subject to a minimum annual compensation amount of $150,000 Canadian funds ($133,600 U.S. funds at current exchange rates). At the Company's option it can pay cash or issue common shares as compensation providing that the cumulative maximum number of shares that it can issue under the agreement is 2 million common shares. The Company determined that the compensation expense in fiscal 2006 was $150,000 Canadian funds ($133,600 U.S. funds at current exchange rates) under this agreement.

The total compensation paid to the Chairman is summarized as follows:

	Cash Compensation	Stock Option Expense
2006	$133,600	$416,250
2005	133,600	659,000
2004	-	339,000

b.    In the normal course of business, the Company has entered into cost sharing arrangements with companies where certain senior officers and directors exercise significant influence. These transactions, which were measured at the exchange amount on the date of the transaction, relate to salaries, rent and other expenses. For the fiscal ended October 31, 2006, the Company paid net expenses of approximately $1,000 in rent (2005: $27,000) and $154,000 in salaries (2005: $38,000).

c.     Included in professional fees as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers and directors of the Company. Certain of these individuals joined the Company during 2004 and 2005. The total compensation paid to such parties is summarized as follows:

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STAGE COMPANY) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) October 31, 2006

	Cash Compensation	Stock Option Expense
2006	$611,000	$1,165,000
2005	$639,000	$1,044,000
2004	$ 92,000	$470,000

13.    Commitments:

A.            Research Collaboration and Infrastructure Agreements

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

On November 12, 2003, Micromem entered into a second research collaboration agreement with MMO and the U of T for research and development associated with magnetic memory devices. Under the second agreement, in the first year and upon renewal in the second year, MMO granted $58,900 (equivalent to Cdn. $85,000) in cash funding and Micromem contributed $56,130 (equivalent to Cdn. $81,000 in cash funding and additionally made $30,770 (equivalent to Cdn. $44,400) of in-kind contributions, all towards the research collaboration, each year. The Company has met all of its obligations under the agreement. Micromem obtained sublicensing rights for the use of any new technology developed ("Technology Developed") under this research subject to payment of an annual royalty payable in perpetuity to MMO based on a percentage of revenues from the sale of products incorporating the Technology Developed.

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STAGE COMPANY) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) October 31, 2006

2.     University of Toronto:

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

4.     Revised License Agreement:

In June 2005 the Company signed a license agreement ("the License Agreement") with the U of T and the Ontario Centres of Excellence (including MMO and CITO) (collectively "OCE") whereby:

  OCE released the Company and the University from the commercialization obligations set forth in all prior research collaboration agreements.

  The Company acquired exclusive worldwide rights to the Technology and Developed Technology and Patent Rights related to the MRAM technology developed at the UofT.

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STAGE COMPANY) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) October 31, 2006

  The Company has agreed to royalties and payments under the terms of the License Agreement as follows:

  In consideration for the rights and licenses granted herein, the Company shall pay to the UofT:

i.     4% of Net Sales until such time as the UofT has received from the Company an aggregate amount of five hundred thousand Canadian dollars (CDN$500,000);

ii.    1% of Net Sales thereafter.

  If the Company sublicenses any rights granted herein to any non-Affiliate:

i.      in combination or association with the Micromem Intellectual Property, the UofT shall receive 10% of any Net Fees and/or Net Royalties that shall be received by the Company in respect of any licenses involving both the rights granted herein and such Micromem Intellectual Property;

ii.     For all other sublicenses of the rights granted herein to any non-Affiliate, the UofT shall receive 20% of any Net Fees and/or Net Royalties that shall be received by the Company in respect of such sublicenses.

iii.    Net Fees and/or Net Royalties shall be received from the Company until such time as the UofT has received from the Company an aggregate amount of five hundred thousand Canadian dollars (CDN$500,000); thereafter the Company shall pay half of the amounts as otherwise noted above.

  At any point after which the Company has paid the UofT five hundred thousand Canadian dollars (CDN$500,000), the Company may at its option buy out the obligation to pay royalties under the License Agreement by paying to the UofT a single lump sum payment equaling the greater of five hundred thousand Canadian dollars (CDN$500,000) and an amount equal to the total amount of royalties paid by the Company to the UofT in the preceding twenty-four months. The Company shall be entitled to exercise such option by providing written notice to the UofT along with the required payment, after which time the Company's obligation to pay royalties as otherwise calculated shall be waived by the UofT.

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STAGE COMPANY) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) October 31, 2006

  As a condition to entering the License Agreement the Company has agreed to a further Research Agreement with a funding commitment of no less than five hundred thousand Canadian dollars (CDN $500,000), to continue the further research and development of the Inventions and Micromem Intellectual Property. In August 2005 the Company made an initial payment of CDN $250,000 (approximately $200,000 U.S. funds at the then prevailing exchange rates) and, in November 2005, the Company made the second payment of CDN $250,000 (approximately $200,000 U.S. funds at the then prevailing exchange rates) under the terms of this Research Agreement.

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

On April 23, 2002, the technology development agreement was amended to extend its term for an additional eight-month period through November 2004. The go-forward payments were renegotiated as $62,707 between May – October 2002, $197,086 during fiscal 2003 and $143,330 during fiscal 2004.

The development efforts under this agreement ceased in July 2002. The Company reports approximately $290,000 in accounts payable and accrued liabilities with respect to this agreement as of October 31, 2006 (at January 31, 2005: $289,000).

C.     Operating Leases:

The Company has operating lease commitments which expire in 2010 in respect of its head office. The future minimum annual lease payments are approximately as follows:

2006-2010 (annually)	$103,000

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STAGE COMPANY) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) October 31, 2006

D.     Consulting contract:

In January 2005 the Company entered into a consulting contract with an arm's length individual for her services as Chief Technology Officer of the Company. The agreement extends for 2 years with a cancellation clause which can be executed by the Company at any time with 4 months notice provided. The base remuneration stipulated in the contract is $260,000 per year. The Company also granted the Chief Technology Officer 100,000 options exercisable at .68¢ which expired on December 31, 2005, 300,000 options exercisable at $0.80 per share, expiring 45 days after the end of the above noted employment agreement 100,000 options exercisable at $.72 which expire on March 22, 2007 if unexercised and 200,000 options exercisable at 80¢ which expire on July 9, 2011 if unexercised.

In October 2006, the Company extended the consulting contract for 2 more years commencing in January 2007 on the same terms, conditions and cancellation clauses.

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

b.     Foreign items

The consolidated financial statements include balances/transactions that are denominated in Canadian dollars as follows:

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STAGE COMPANY) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) October 31, 2006

	10/31/06	10/31/05
Assets	$ 146,000	$ 299,570
Liabilities	446,246	218,212
Other Income	11,348	9,094
Expenses	1,300,000	1,591,303

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

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), "Share-Based Payments". SFAS No. 123(R) would require the Company to measure all employee stock-based compensation awards using a fair- value method and record such expense in its consolidated financial statements. SFAS No. 123(R) is effective beginning in the quarter ending January 31, 2005.

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

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STAGE COMPANY) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) October 31, 2006

c.     Research and development expenditures

Under U.S. GAAP all research and development expenditures are expensed as incurred. In that the Company has not deferred any research and development expenditures it is in compliance with U.S. GAAP.

d.     Long-Lived Assets

SFAs No 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of has been superceded by SFAs No. 144. SFAs No. 144 required that Long-Lived Assets held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

e.     Other recent accounting pronouncements

SFAS No. 151 – retains the principle that inventories are presumed to be stated at cost; however, it amends ARB No. 43 to clarify that abnormal amounts of idle facilities, freight, handling costs and spoilage should be recognized as current period expenses. Also, SFAS No. 151 requires fixed overhead costs be allocated to inventories based on normal production capacity. The guidance in SAFS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005.

SFAS 152 - In December 2004, the FASB issued SFAS No. 152 "Accounting for Real Estate Time Sharing Transactions - an amendment of FASB Statements No. 66 and 67" ("SFAS 152"). The provisions of SFAS 152 are effective in fiscal years beginning after June 15, 2005.

SFAS 153 - In December 2004, the FASB issued SFAS No. 153 "Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29" ("SFAS 153"). SFAS 153 replaces the exception from fair value measurement in APB Opinion No. 29 for non-monetary exchanges of similar productive assets with a general exception from fair value measurement for exchanges of non- monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for all interim periods beginning after June 15, 2005.

SFAS 154- In May 2005, the FASB issued SFAS 154 "Accounting Changes and Error Corrections". The statement replaces APB Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 requires companies to apply voluntary changes in principles retrospectively whenever practicable. SFAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005.

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STAGE COMPANY) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) October 31, 2006

In December 2004, the FASB issued SFAS No. 153. This statement addresses the measurement of exchanges of non-monetary assets. The guidance in APB No. 29, Accounting for Non-monetary Transactions, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends APB NO. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for non-monetary exchanges of similar productive assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity is expected to change significantly as a result of the exchange. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges incurred during fiscal years beginning after the date of this Statement is issued. Management believes this Statement will have no impact on the financial statements of the Company once adopted.

Financial Accounting Standards Board ("FASB") Statement No. 154 Accounting Changes and Error Corrections replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement includes specific transition provisions, those provisions should be followed.

APB Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments. SFAS is an amendment to SFAS No. 133 and 140. SFAS No. 155 improves financial reporting by eliminating the exception from applying SFAS No. 133 to interest in securitized financial assets so similar instruments are accounted for similarly regardless of the form of instruments. SFAS No 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company does not expect the adoption of SFAS No. 155 to have an impact on its financial position or results of operation. Also, SFAS No. 156 "accounting for Servicing of Final Assets" was recently issued but has no current applicability to the Company and has no effect on the consolidated financial statements.

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STAGE COMPANY) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) October 31, 2006

In March 2006, the FASB issued SFAS No. 156. This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement is effective as of the beginning of its first fiscal year that begins after September 15, 2006.

An entity should apply the requirements for recognition and initial measurement of servicing assets and servicing liabilities prospectively to all transactions after the effective date of this Statement.

In September 2006, the FASB issued SFAS No. 157 and No. 158. Statement No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice.

The Company believes that the above standards would not have a material impact on its financial position or on the results of operations.

17.    Subsequent Events:

The Company has extended the exercise date for the warrants associated with the Unit private placement financings outlined in Note 8(e)(iv)(v) and (vi) to June 30, 2007 and in all cases revised the exercise price to .50¢ per warrant. The financial statement impact, calculated in accordance with the Black Scholes option-pricing model, is estimated at $542,000.

MICROMEM TECHNOLOGIES INC. (A DEVELOPMENT STAGE COMPANY) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars) October 31, 2006

The Company also extended the exercise date for the warrants associated with the financial advisory services agreement as outlined in Note 8 (e) (viii) from December 31, 2006 to June 30, 2007. The exercise price remains unchanged.

A director exercised 1 million options in January 2007 and the Company realized $300,000 of cash proceeds.

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

Exhibit No. 4.5

A second 2-year Research Collaboration Agreement, by and among Micromem Technologies Inc., Materials and Manufacturing Ontario and the University of Toronto dated November 12, 2003 (referred to in this Annual Report at “Item 10.C – Material Contracts”), (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 19, 2004);

Exhibit No. 4.6

Equipment Transfer Agreement by and between Micromem Technologies Inc. and the Governing Council of the University of Toronto dated March 1, 2003 (referred to in this Annual Report at Item 10.C – Material Contracts”), (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 19, 2004);

Exhibit No. 4.7

Collaborative Research Agreement by and among Micromem Technologies Inc., Communications and Information Technology Ontario, the University of Toronto and Dr. Harry Ruda dated December 10, 2002 (referred to in this Annual Report at “Item 10.C – Material Contracts”), (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 19, 2004);

Exhibit No. 4.8

Revised License Agreement by and between Micromem Technologies Inc. and the University of Toronto dated June 13, 2005.

Exhibit No. 4.9

Consulting Agreement by and between Micromem Technologies Inc. and Dr. Cynthia Kuper dated January 28, 2005.

Exhibit No. 4.10

Employment Agreement by and between Micromem Technologies, Inc. and Salvatore Fuda dated May 29, 2005. (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on February 28, 2006);

Exhibit No. 12.1

Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 12.2

Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 13.1

Officer's Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 13.2

Officer's Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 14.1

Independent Auditors' Consent of Schwartz Levitsky Feldman LLP.

Exhibit No. 14.2

Independent Auditors' Consent of Grant Thornton LLP.

*Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused the undersigned to sign this annual report on Form 20-F on its behalf.

MICROMEM TECHNOLOGIES INC.

By: /s/ Joseph Fuda
Name: Joseph Fuda
Title: Chief Executive Officer

By: /s/ Dan Amadori
Name: Dan Amadori
Title: Chief Financial Officer

Dated: February 28, 2007