Form 20-F
period 2007-10-31
MICROMEM TECHNOLOGIES INC
filed 2008-03-03
CIK 1085921

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

___________

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For The Fiscal Year Ended October 31, 2007
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
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

72,946,167 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act:

Yes ☐          No ☒

If this report is an annual or transition report, indicate by check mark if the registration is not required to file a report pursuant to section 13 or 15 of the Securities Exchange Act of 1934:

Yes ☐          No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☒          No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerator filer” in Rule 12b-2 of the Exchange Act:

Large Accelerated Filer ☐       Accelerated Filer ☐      Non-Accelerated Filer ☒

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17  ☒   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐  No ☒

PART I

INTRODUCTION

Abbreviations

Throughout this document, Micromem Technologies Inc. and/or its affiliates are referred to as "Micromem", the "Company", "we", "us" or "our".

Forward Looking and Cautionary Statements

This Form 20-F contains certain forward-looking statements. These forward-looking statements are based on current expectations, estimates and projections about the business of our company and the industry in which we operate, our management's beliefs, and assumptions made by our management. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks" and "estimates," variations on such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Our actual results could differ materially from those expressed or forecasted in these forward-looking statements as a result of certain factors, including those set forth under "Item 3 - Key Information – Risk Factors" and elsewhere in this Form 20-F.

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The following table sets forth our selected consolidated financial data in United States dollars as of and for each of the five fiscal years ended October 31, 2007, 2006, 2005, 2004 and 2003. The selected consolidated financial data has been derived from our audited consolidated financial statements. All information contained in the following table should be read in conjunction with our audited consolidated financial statements and the notes thereto and "Item 5 - Operating and Financial Review and Prospects", included elsewhere in this Form 20-F.

Selected balance sheet information

	2007	2006	2005	2004	2003
Working capital (deficiency)	($1,531,855)	($448,923)	($74,831)	$34,685	$100,670
Capital Assets	-	-	-	2,925	3,768
Total Assets	329,232	465,440	728,375	474,234	350,138
Capital Stock	37,166,397	36,693,353	34,305,087	32,103,787	31,236,287
Shareholders' equity
(deficiency)	(1,531,855)	(448,923)	(74,831)	37,610	104,438

Selected statement of operations and deficit information

	2007	2006	2005	2004	2003
Interest and other income	$2,586	$9,930	$8,703	$4,746	$20,121
Research and development expenses	682,331	389,689	362,141	378,410	490,914
General and administrative expenses	1,862,417	2,448,249	1,951,600	570,684	621,050
Stock compensation expense	269,216	2,058,560	1,721,742	1,379,970	318,000
Write-down of royalty rights	-	-	-	-	-
Write-down of patents and trademarks	-	-	-	-	299,820
Loss (gain) on disposal of assets	-	-	-	-	58,302
Loss from continuing operations	(2,811,378)	(4,058,180)	(4,035,483)	(2,314,298)	(1,767,965)
Loss from discontinued operations	-	-	-	-	-
Loss before income taxes	(2,811,378)	(4,058,180)	(4,035,483)	(2,314,298)	(1,767,965)
Provision for income taxes (recovery)	-	-	-	-	-
Net loss	(2,811,378)	(4,058,180)	(4,035,483)	(2,314,298)	(1,767,965)
Loss per share-basic and diluted	0.04	0.06	0.07	0.04	0.04
Weighted average number of basic and
diluted shares	70,685,153	66,709,353	62,155,234	52,958,975	47,061,810
Dividends	-	-	-	-	-

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

	2007	2006	2005	2004	2003
High for period	1.1853	0.9134	0.8690	0.8432	0.7738
Low for period	0.9499	0.8349	0.7872	0.7288	0.6350
End of period	0.9499	0.8907	0.8577	0.8319	0.7738
Average for period	1.1003	0.8782	0.8254	0.7717	0.7200

The following table sets forth, for each period indicated, the high and low exchange rates for United States dollars expressed in Canadian dollars on the last day of each month during such period, based on the Noon Buying Rate.

	November	December	January	February	March	April
	2006	2006	2007	2007	2007	2007
High	1.1474	1.1653	1.1824	1.1853	1.1811	1.1584
Low	1.1277	1.1417	1.1649	1.1585	1.1529	1.1067

	May	June	July	August	September	October
	2007	2007	2007	2007	2007	2007
High	1.1135	1.0730	1.0686	1.0755	1.0546	1.0004
Low	1.0719	1.0580	1.0372	1.0499	0.9963	0.9535

On February 28, 2008, the noon buying rate for one Canadian dollar, as quoted by the Bank of Canada, was CDN $.972 = U.S. $1.00.

B.

Capitalization and Indebtedness

Not Applicable.

C.

Reasons for the Offer and Use of Proceeds

Not Applicable.

D.

Risk Factors

We and our investors face a number of significant risks, which are described below.

Risk Factors Related to Our Business

The financial statements of our company have been prepared on a going concern basis.

We have prepared our financial statements on a "going concern" basis which presumes that we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future.

We are still in the development stage and have incurred substantial losses to date. We must raise additional funds for the continued development, testing and commercial exploitation of our technologies. The sources of these funds have not yet been identified and there can be no certainty that sources will be available in the future.

At October 31, 2007 we had approximately $245,000 cash on hand and our current monthly cash expenses were approximately $150,000. Subsequent to October 31, 2007, through to the date of this report, we have raised an additional $1,138,727 through the exercise of stock options and through private placement financings.

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
  price competitiveness; and
  the differential performance advantages of our memory technology.

After completion of the development of our technology, our ability to compete successfully will depend on elements outside of our control, including the rate at which customers incorporate our technology into their products, the success of such customers in selling those products, our protection of our intellectual property, the number, nature and success of our competitors and their product introductions and general market and economic conditions. In addition, our success will depend on our ability to develop, introduce, and license or sell in a timely manner our technology or products incorporating our technology and to compete effectively on the basis of factors such as speed, density, die size and power consumption.

Our competitors are seeking to develop other magnetic based memory technologies.

MRAM as a market segment is both crowded and competitive. We understand that other companies have research and development efforts under way in connection with non-volatile random access memory, also referred to herein as RAM. Much work is being done in the MRAM research and development at companies such as NVE, Cypress, Freescale, Phillips, Motorola and others. Other research and development efforts at IBM, Hewlett Packard and Nantero are focused on non-magnetic based non-volatile RAM. While these companies may be considered our competitors, their focus is on high-density RAM applications. As we anticipate introducing our product in the less competitive, low-density applications market, we believe our more direct competitors are Honeywell, Naval Research Laboratories, Ramtron and NVE. All of these companies have substantial resources at their disposal.

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

Our success will partially depend upon our ability to secure manufacturing of our technology in large quantities and at competitive prices. We have no in-house manufacturing capacity and do not anticipate developing such capacity. To the extent we are successful in completing the development of our technology we will likely be required to rely upon contract manufacturers to produce our products. We may not be able to enter into manufacturing arrangements on terms that are favorable to us. Moreover, there is no assurance that any future manufacturers will have the capability to manufacture our products in sufficient quantities to achieve profitability and within the quality, price, and technical standards required by our customers. In addition, because our technologies use semi-conducting materials other than silicon, there may be a limited number of contract manufacturers capable of producing our products since most are focusing on silicon-based manufacturing. If any future manufacturers should cease doing business with us or experience delays, shortages of supply or excessive demands on their capacity, we may not be able to obtain adequate quantities of product in a timely manner, or at all. Manufacturing new products involves integrating complex designs and processes, coordinating with suppliers for parts and components, and managing manufacturing capacities to accommodate forecasted demand. Failure to obtain sufficient quantities of parts and components, as well as other manufacturing delays or constraints, could adversely affect the timing of new product introductions. Any manufacturing problem or the loss of a contract manufacturer could be disruptive to our operations and result in lost sales.

We will be dependent upon the success of a limited range of products.

The range of products we intend to commercialize is currently limited to applications of non-volatile random access memory technologies and sensors. Reliance on a limited range of products could restrict our ability to respond to adverse business conditions. If we are not successful in developing this specific technology, or if there is not adequate demand for such technology or the market for such technology develops less rapidly than we anticipate, we may not have the capability to shift our resources to the development of alternative products. In such case our business would likely be at a significant disadvantage to other competitors in the field. As a result, the limited range of products we intend to develop could limit our revenues and profitability.

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

Our core technology includes a memory design with the magnetic bit aligned vertically to the substrate, also referred to herein as our VEMRAM technology. We acquired ownership of certain patents and patent applications covering the VEMRAM technology, as well as certain related rights, pursuant to an Asset Purchase Agreement dated as of December 10, 2000 with Estancia Limited, also referred to herein as Estancia. However, under the terms of the Asset Purchase Agreement we have been required to convey back to Estancia a 40% undivided interest in the VEMRAM patents, as well as the right to participate in gross profits and royalties from the license or sale of such patents. This participation right requires us to pay to Estancia 32% of (i) the gross profit, less expenses to be agreed by the parties, for each license of the patents sold or otherwise transferred by us and (ii) all royalties received by us as a result of the license or sale of the patents less reasonable expenses directly related to the obtaining of such royalties.

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

Our auditors have previously identified significant deficiencies in our internal accounting controls.

We operate as a development stage company and have historically had only limited accounting personnel and resources with which to address our internal control procedures.

In anticipation of the implementation of Rules 13a-15(c) of the Securities Exchange Act of 1934 as amended (the ‘Exchange Act"), also referred to as Section 404 of the Sarbanes-Oxley Act of 2002, we engaged, in 2005, an independent firm of external accountants - a different firm from our independent registered public accounting firm - to complete an in-depth review of our internal accounting procedures and controls. The firm's evaluation was only interim, and did not meet the requirements of Rule 13a-15(c). The independent firm of external accountants made several recommendations which we reviewed and evaluated at that time.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of October 31, 2005. Based on management's evaluation in 2005, our Chief Executive Officer and Chief Financial Officer concluded that, as of October 31, 2005, our disclosure controls and procedures were (1) not effective, in that they were not designed to ensure that material information relating to us is made known to our Chief Executive Officer and Chief Financial Officer by others within our organization, as appropriate to allow timely decisions regarding required disclosures, and (2) not effective, in that they did not ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

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
  our staff was not always subject to timely review and supervision; and
  security practices over our information technology were not sufficiently robust.

Since 2005 we have been committed to improving and enhancing our disclosure controls and procedures. In connection with the deficiencies described above, we implemented additional controls and procedures commencing in the fourth quarter of 2005 and continuing thereafter. The additional controls and enhanced procedures included:

  development of a system of controls including the upgrading of accounting software and the development of formalized software;
  monthly analytical reviews by both the Chief Executive Officer and Chief Financial Officer;
  prompt review of all financial statements and immediate reconciliation of our financial results;
  our Audit Committee has met formally on a quarterly basis and on an informal basis as required to assess our financial performance and to review the progress management has made in upgrading its accounting procedures and controls;
  interaction of our Audit Committee with our independent registered public accounting firm in 2007 on reporting and control related matters, and a requirement that our Chief Technology Officer issue regular (weekly) status reports on her dealings with our research partners at the UofT.

We replaced our previous controller in 2006 with a more experienced individual. Additionally, we engaged an additional experienced person in 2006 to supervise and review the work of our controller and to interact directly with our Chief Financial Officer.

Our CFO has attended professional development courses dealing with SEC related filings. In 2006 our Board of Directors adopted formal disclosure controls and policies and appointed a Chief Information Officer to implement these policies.

When our independent registered public accountants audited our financial statements as of and for the year-ended October 31, 2007 they identified a reportable condition relating to our operating controls relating to our outsourced research and development efforts at the University of Toronto. They reported that the relationship with the University of Toronto had not been managed in a manner which would prevent unauthorized charges on a timely basis which could result in disputed charges and additional costs.

In July 2007 we formed a Technical Advisory Committee consisting of independent directors and an outside consultant to supervise and to report on our technical developments on a timely basis.

The foregoing remedial measures did not materially increase our expenses. With the implementation of the above controls and procedures, we believe that we have significantly improved our disclosure controls and procedures and that the risks cited in 2005 have been appropriately reduced as a result.

The Company believes that it currently maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed internally is complete, accurate, reliable and timely. The disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in its various reports are recorded, processed, summarized and reported accurately.

In spite of its evaluation, management does recognize that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives. In the unforeseen event that lapses in the disclosure controls and procedures occur and/or mistakes arise, the Company intends to take the necessary steps to minimize the consequences thereof. If, however, we fail to maintain adequate controls and procedures, we may not meet the demands that are placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act of 2002 and our business could accordingly face repercussions.

Risk Areas

In February 2008 our ex-Chief Technology Officer filed a claim against the Company.

The Company originally hired Dr. Cynthia Kuper as a consultant in mid 2004. The Company entered into an employment agreement with Dr. Kuper in January 2005 for a two year term. Under the terms of the employment agreement, either party could terminate the agreement without cause by providing four months written notice. In late-2006, the Company extended the original agreement, effective January 2007, for an additional two year term.

On November 18, 2007, the Company served Dr. Kuper with the required four months written notice to terminate the employment agreement without cause.

On February 19, 2008, the Company received, via regular mail, a letter from the Occupational Safety and Health Administration ("OSHA") Branch of the U.S. Department of Labour. In the letter, OSHA advised that Dr. Kuper was alleging discriminatory employment practices in violation of Section 806 of the Corporate and Criminal Fraud Accountability Act of 2002, Title VIII of the Sarbanes-Oxley Act of 2002.

In the claim which Dr. Kuper has submitted, she alleges that she discovered that the Company had violated certain rules and regulations of the Securities and Exchange Commission, that the Company had been unlawfully paying excessive compensation to certain executives, directors, officers and employees by engaging in a practice of awarding excess stock options to directors, executives, officers, members of the Board of Directors and employees. Additionally, Dr. Kuper claims to have discovered that the granting of said stock options were intended to artificially inflate the agent’s market capitalization and mislead the public as to the true financial state of the respondent.

The Company vigorously denies Dr. Kuper’s claims and believes that they are malicious and frivolous. It has referred the matter to the Audit Committee and to the entire Board of Directors for full review and evaluation. The Company has also engaged legal counsel to fully and appropriately deal with these allegations. The Company is also conducting a complete investigation with respect to Dr. Kuper’s performance during her tenure as Chief Technology Officer.

The Company and Dr. Kuper, through respective counsel, have agreed to a mediation of this dispute. The mediation date is currently set for Monday, April 21, 2008. There can be no assurance that this dispute will be resolved in mediation. If OSHA ruled against the Company in this matter, the financial and legal repercussions to the Company could be significant.

Risk Factors Related to Our Common Shares

Our stock is subject to the penny stock regulations, which may discourage brokers from effecting transactions in the stock and adversely affect the stock's market price and liquidity.

Our common shares constitute "penny stock" under applicable regulations of the Securities and Exchange Commission. Penny stock is defined as shares of stock that (a) are issued by a company that has less than $5,000,000 in net tangible assets and has been in business less than three years, by a company that has less than $2,000,000 in net tangible assets and has been in business for more than three years, or by a company that has average revenues of less than $6,000,000 for the last three years; (b) have a market price of less than $5 per share; and (c) are not quoted on the NASDAQ National Stock Market or listed on a U.S. stock exchange. The penny stock regulations impose significant restrictions on brokers who sell penny stock to persons other than established customers and institutional accredited investors. Broker-dealers participating in sales of our stock will be subject to the so called "penny stock" regulations covered by Rule 15g-9 under the Exchange Act. Under the rule, broker-dealers must furnish to all investors in penny stocks a risk disclosure document required by the rule, make a special suitability determination of the purchaser and have received the purchaser's written agreement to the transaction prior to the sale. In order to approve a person's account for a transaction in penny stock, the broker or dealer must (i) obtain information concerning the person's financial situation, investment experience and investment objectives; (ii) reasonably determine, based on the information required by paragraph (i) that the transactions in penny stocks are suitable for the person and that the person has sufficient knowledge and experience in financial matters that the person reasonably may be expected to be capable of evaluating the risks of transactions in penny stock; and (iii) deliver to the person a written statement setting forth the basis on which the broker or dealer made the determination required by paragraph (ii) in this section, stating in a highlighted format that it is unlawful for the broker or dealer to effect a transaction in a penny stock unless the broker or dealer has received, prior to the transaction, a written agreement to the transaction from the person; and stating in a highlighted format immediately preceding the customer signature line that the broker or dealer is required to provide the person with the written statement and the person should not sign and return the written statement to the broker or dealer if it does not accurately reflect the person's financial situation, investment experience and investment objectives, and obtain from the person a manually signed and dated copy of the written statement. Our common shares are subject to the penny stock regulations, which may discourage brokers from effecting transactions in the common shares. This would decrease market liquidity, adversely affect market price and make it difficult for you to use the common shares as collateral.

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

With regard to certain matters, we must obtain approval of our shareholders by way of at least 66 2/3% of the votes cast at a meeting of shareholders duly called for such purpose being cast in favor of the proposed matter. Such matters include without limitation:(a) the sale, lease or exchange of all or substantially all of our assets out of the ordinary course of our business; and (b) any amendments to our Articles including, but not limited to, amendments affecting our capital structure such as the creation of new classes of shares, changing any rights, privileges, restrictions or conditions in respect of our shares, or changing the number of issued or authorized shares, as well as amendments changing the minimum or maximum number of directors set forth in the Articles. Under U.S. state law, the sale, lease, exchange or other disposition of all or substantially all of the assets of a corporation generally requires approval by a majority of the outstanding shares, although in some cases approval by a higher percentage of the outstanding shares may be required.

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

Under rules of the Ontario Securities Commission, a meeting of shareholders must be called for consideration and approval of certain transactions between a corporation and any "related party" (as defined in such rules). A "related party" is defined to include, among other parties, directors and senior officers of a corporation, holders of more than 10% of the voting securities of a corporation, persons owning a block of securities that is otherwise sufficient to affect materially the control of the corporation, and other persons that manage or direct, to a substantial degree, the affairs or operations of the corporation. At such shareholders' meeting, votes cast by any related party who holds common shares and has an interest in the transaction may not be counted for the purposes of determining whether the minimum number of required votes have been cast in favor of the transaction. Under U.S. state law, a transaction between a corporation and one or more of its officers or directors can generally be approved either by the shareholders or a by majority of the directors who do not have an interest in the transaction. Corporations that are listed on a U.S. securities exchange or are quoted on Nasdaq may also be required to have transactions with officers and directors and other related party transactions reviewed by an audit committee comprised of independent directors.

There is no limitation imposed by our Articles or other charter documents on the right of a non-resident to hold or vote our common shares. However, the Investment Canada Act , also referred to herein as the Investment Act, as amended by the World Trade Organization Agreement Implementation Act, also referred to herein as the WTOA Act, generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian," as defined in the Investment Act, unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be a net benefit to Canada. An investment in our common shares by a non-Canadian would be reviewable under the Investment Act if it were an investment to acquire direct control of Micromem, and the value of our assets were CDN $5.0 million or more. However, an investment in our shares by a national of a country (other than Canada) that is a member of the World Trade Organization or has a right of permanent residence in such a country (or by a corporation or other entity that is a "WTO Investor-controlled entity" pursuant to detailed rules set out in the Investment Act) would be reviewable at a higher threshold of CDN $223 million in assets, except for certain economic sectors with respect to which the lower threshold would apply. A non-Canadian, whether a national of a WTO member or otherwise, would acquire control of Micromem for purposes of the Investment Act if he or she acquired a majority of our common shares. The acquisition of less than a majority, but at least one-third of our common shares, would also be presumed to be an acquisition of control of Micromem, unless it could be established that Micromem was not controlled in fact by the acquirer through the ownership of voting shares. The United States is a WTO Member for purposes of the Investment Act. Certain transactions involving our common shares would be exempt from the Investment Act, including:

  an acquisition of our common shares if the acquisition were made in connection with the person's business as a trader or dealer in securities;

  an acquisition of control of Micromem in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

  an acquisition of control of Micromem by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control of Micromem, through the ownership of voting interests, remains unchanged. Under U.S. law, except in limited circumstances, restrictions generally are not imposed on the ability of nonresidents to hold a controlling interest in a U.S. corporation.

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

We depend on key personnel.

Our senior managers and employees are Salvatore Fuda, who serves as the Chairman of the Board of Directors, Joseph Fuda, who serves as our Chief Executive Officer, Mr. Steven Van Fleet who serves as our Head of Business Development and Dan Amadori who serves as our Chief Financial Officer. Dr. Harry Ruda, and a number of researchers forming the team that he oversees, are key technical personnel engaged pursuant to research collaboration agreements between us and the University of Toronto. We have also engaged the services of an engineering/technical consulting firm, Strategic Solutions Inc. to assist in converting our development efforts to an industrial fabrication plant. Our success depends on our ability to retain certain of our senior management and key technical personnel and our ability to attract and retain additional highly skilled personnel in the future.

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

We enter into confidentiality and non-disclosure agreements relating to our intellectual property with our employees and consultants.

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

We attempted on a best efforts basis to make effective a Registration Statement in connection with Unit private placement financings completed in fiscal 2005.

We filed a Registration Statement with respect to Unit Private Placements during fiscal 2005. However, we decided to withdraw the Registration Statement prior to October 31, 2005. Our Board of Directors has since approved of the restructuring of the Unit Private Placements as follows:

  In December 2005, the Unit was revised to consist of a common share and a Class A and Class B warrant. The Class A warrant expiry date was extended to June 30, 2006 and the Class B warrant expiry date remained at December 31, 2006. All of the other terms and conditions of the Unit Private Placements remained unchanged.

  In June 2006, the expiry date on the Class A warrants was extended to September 30, 2006 on the provision that one-third of the outstanding Class A warrants were exercised by June 30, 2006. A total of 771,850 Class A warrants were exercised on this basis and the Company realized proceeds of $485,548. A total of 1,563,484 Class A warrants remained outstanding.

  In September 2006, the expiry date on the Class A warrants were extended to December 31, 2006.

  In December 2006, all of the outstanding Class A and Class B warrants were re-priced to $0.50 per warrant and the expiry date was extended in both cases to March 31, 2007.

  In February 2007, the expiry date for all of the outstanding Class A and Class B warrants was extended to June 30, 2007.

  In April 2007, we extended the expiry date of the outstanding Class A and Class B warrants to June 30, 2008 and repriced the warrants to $0.40 per warrant.

All of the other terms and conditions of the Unit Private Placements remain unchanged.

The Company filed an amended Registration Statement in June 2006 but it was not declared effective by the Securities and Exchange Commission at that time. In 2007, the Board of Directors decided that the Company had exercised best efforts to make the Registration Statement effective and that it would not further pursue this process. On this basis, the related Class A and Class B warrants, once exercised, will have trading restrictions imposed for a period of at least 12 months from issue date.

The investors in these Unit private placements could argue that the Company has not exercised best efforts and seek recission rights on these private placements.

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

Purchase of Pageant International

On January 11, 1999, we completed the acquisition of 100% of the capital stock of Pageant Technologies Inc. ("Pageant International"), in exchange for 32,000,000 of our common shares and warrants for the purchase of an additional 1,000,000 of our common shares, also referred to herein as the warrants, representing 88.94% of the outstanding common shares of Micromem (89.24% assuming exercise of all the shares underlying the warrants). The acquisition was completed pursuant to an agreement, dated December 7, 1998, amongst Micromem, as the purchaser, and Ataraxia Corp., as the vendor, and Pageant International. The warrants were exercisable at CDN $2.00 per share through January 11, 2000 and thereafter at CDN $2.30 per share through January 12, 2001 on which date the warrants remaining unexercised expired. The total purchase price for the Pageant International common stock was $30,000,000. The value of our common shares used to pay the purchase price was determined through "arm's length" negotiations using as a point of reference the price per common share of $1.16 on September 23, 1998 less an agreed upon discount.

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

  $20.0 million, paid if and when either: (a) certification was received from Honeywell Federal Manufacturing & Technologies that fully integrated, randomly addressable memory matrices of VEMRAM technology met certain stipulated performance standards, or (b) Micromem or any of its affiliates executed a definitive agreement for the sale or licensing of the VEMRAM technology to an "arm's length" third party for any commercial purposes other than testing or evaluation of the technology. The $20 million was payable in the form of cash and common shares to be determined by Pageant International provided that a minimum of 50% of the $20.0 million shall be paid in our common shares valued at the close of trading on the date of such certification receipt, sale or licensing; and

  $20.0 million, paid if and when we or any of our affiliates executed a definitive agreement for the sale or licensing of any technology (including the VEMRAM technology) owned by us to an "arm's length" third party for any commercial purposes other than testing or evaluation of the technology; payable in the form of cash and common shares to be determined by Pageant International provided that a minimum of 50% of the $20.0 million shall be paid in common shares valued at the close of trading on the date of execution of the license.

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

On November 12, 2005 Mr. Larry Blue was appointed to serve on our Board of Directors.

At our annual meeting of shareholders held on June 26, 2006, Salvatore Fuda, Andrew Brandt, Joseph Fuda, David Sharpless, Steven Van Fleet, Oliver Nepomuceno and Larry Blue were elected to serve on our Board of Directors. Messrs. Salvatore Fuda, Joseph Fuda, Manoj Pundit, Dan Amadori and Ms. Cynthia Kuper continued to hold the officer roles as described above.

At our Annual Meeting of shareholders on Friday, July 27, 2007 Salvatore Fuda, Andrew Brandt, Joseph Fuda, David Sharpless, Steven Van Fleet, Oliver Nepomuceno and Larry Blue were all re-elected to serve on our Board of Directors. Messrs. Salvatore Fuda, Joseph Fuda, Manoj Pundit, Dan Amadori and Ms. Cynthia Kuper’s roles as officers of the Company were continued.

On November 18, 2007, pursuant to the terms of the employment agreement previously executed, the Company served four months notice to terminate the employment contract of Cynthia Kuper as Chief Technology Officer.

As discussed in "Item 3 - Risk Factors" on Page 8 of this report, Dr. Kuper has filed a claim against the Company in February 2008 citing wrongful dismissal and making a number of allegations against the Company. The Company vigorously denies Dr. Kuper’s claims which it considers malicious and frivolous. The dispute has been referred to the Company’s Audit Committee and legal counsel has been engaged to advise the Company of its options and an appropriate response. April 21, 2008 has been set for mediation of this dispute.

On February 1, 2008, Manoj Pundit resigned as Vice President and Secretary of the Corporation.

The Company has not made any capital expenditures in 2007, 2006 or 2005; in 2004 capital expenditures were $4,567.

B.     Business Overview

We are engaged in the development of memory technology having the characteristic of non-volatility, which is the ability to retain information after power has been shut off. Our technology is based on our ability to use magnetic materials in combination with a sensor to record the "state of magnetization." Each magnetic element stores one bit of data based on its ability to alternate between states of magnetic polarization, which states are determined by a sensor. Our technology represents "1"s and "0"s by the different polarization of magnets. For example, a magnet oriented north/south is a "1" and a magnet oriented south/north is a "0". The magnetic field strength and direction do not decay when power is switched off, and, therefore, the memory is non-volatile.

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

Since July 2002, we have participated in further magnetic memory technology research and development pursuant to our collaboration with the University of Toronto and Dr. Harry Ruda and have launched additional development initiatives in 2007. Refer to "Recent Developments – Research and Development Efforts" on Page 22 of this report.

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

Read Only Memory (ROM), like RAM, can be read randomly, but cannot be written randomly. Unlike RAM, however, it is nonvolatile and therefore does not lose its information when a computer's power is cut off. ROM is typically employed to store vital program information required during the first moments after a computer is powered on. It may be used for such purposes as forcing system test routines, directing the processor to input/output devices or for controlling access to certain computer subsystems such as hard drives. EPROMs (erasable programmable read-only memory) and EEPROMs (electrically erasable read-only memory) are read only memories that can be erased and rewritten, but must be written "en masse," rather than at the individual word level. "Flash" memory is a form of EEPROM that is widely used today in such devices as cell phones, modems and personal digital assistants. The drawbacks to Flash memory are that write times are slower, the number of read/write cycles are limited and there is a requirement for significantly higher power to store data.

Secondary Storage Devices include CDs, which are light and portable and are written and read by a motor driven mechanical drive. They normally have a storage capacity in the low megabyte range and are non-volatile and can be both written and read. However, since they are serial (as opposed to parallel) devices, they are considerably slower than RAM.

Our technology combines the use of semi-conducting ferromagnetic metals with a sensor. When the magnetization of the magnetic material changes direction, the sensor senses the change in direction and records a "0" or "1". In this fashion, a bit is created that is non-volatile and based on magnetic properties. We are developing this form of magnetic random access memory for low-density applications, such as RFID, that can benefit from non-volatile data storage.

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

Even though we cite these companies as our competitors, because they develop MRAM technology, it should be noted that our technology is significantly different with respect to the device architecture and mechanism of functioning.

Recent Developments—Research and Development Efforts

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

  $83,154 (CDN $120,000) on execution of agreement, which was paid;

  $83,154 (CDN $120,000) at end of the two months following November 1, 2002, which was paid; and

  $83,155 (CDN $120,000) at end of the four months following the November 1, 2002, which was paid.

On December 10, 2002, we entered into a Collaborative Research Agreement with Communications and Information Technology Ontario, the University of Toronto and Dr. Harry Ruda. Under the terms of the agreement, over a period of two years, we were required to contribute $63,750 (CDN $92,000) in cash and $67,632 (CDN $97,600) of in-kind contribution. Communications and Information Technology Ontario was required to contribute $215,430 (CDN $308,000) for research into "High Density Magnetic Memory Device Development". In consideration of such contribution, Communications and Information Technology Ontario received a royalty based on revenues received from the sale of products incorporating intellectual property developed under this collaboration agreement for the remaining life of patents issued in connection with such intellectual property.

On March 1, 2003, we entered into an Equipment Transfer Agreement with the University of Toronto. Under the terms of this agreement, we conveyed equipment having an estimated value of $200,000 (CDN $297,600) to the University of Toronto for incorporation into the University's magnetic memory facility for the research and development and fabrication of magnetic memory.

On November 12, 2003, we entered into a second two-year research collaboration agreement, also referred to herein as the Second U of T Research Agreement, with Materials and Manufacturing Ontario and the University of Toronto. Through the collaboration, we continued our involvement in the research and development of magnetic memory technology carried out by a highly skilled research team headed by Dr. Harry Ruda. Under this agreement, we committed to providing $56,130 (CDN $81,000) per year in cash and $30,770 (CDN $44,400) per year of in kind contributions. Materials and Manufacturing Ontario committed to providing $58,900 (CDN $85,000) in cash. The combined cash contributions of both us and Materials and Manufacturing Ontario of $230,060 (CDN $332,000), was designated to cover the operating expenses of the research collaboration over a term of two years. Materials and Manufacturing Ontario's funding of $117,800 (CDN $170,000) is paid directly to the University of Toronto. Under the agreement, we maintained our ownership of our portfolio of patents and intellectual property that were developed prior to or outside of the scope of the agreement.

Each research collaboration agreement contemplates a number of milestones under a comprehensive research plan. The research was carried out from research facilities at the University of Toronto. We have the first right to an exclusive and perpetual worldwide sub-license for all uses of the technology developed under the collaboration (except that the University of Toronto may use the technology for educational and research purposes). Materials and Manufacturing Ontario and Communications and Information Technology Ontario, as the case may be, were entitled to receive a royalty on our manufacturing revenues from the sale of products incorporating the technology developed under the collaboration. A separate royalty would be negotiated in the future on revenues to be generated by us from sub-licenses of the technology developed under the collaboration.

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

In June 2005, we signed a license agreement with the University of Toronto and OCE Inc. whereby OCE Inc. released us from all future claims that existed under previous research collaboration and infrastructure agreements, and we acquired the exclusive worldwide license to exploit the related technology developed at the University of Toronto. We committed to a schedule of royalty payments on net revenues from related license revenues subject to a maximum cumulative payment of CDN $500,000. Thereafter we can buy out all remaining obligations under this agreement by the payment of an additional CDN $500,000 or the sum of the prior two years of royalty payments at the time of the buyout. We are currently in discussion with foundries for commercial prototyping. We are interested in gallium arsenide, silicon and radiation-hardened silicon. We are in discussions with foundries in these areas.

In mid-2004 we hired Dr. Cynthia Kuper as a consultant and in January 2005, we entered into an employment agreement with Dr. Cynthia Kuper for her services as Chief Technology Officer. The agreement had a term of two years and could be terminated by either party at any time with 4 months notice. The remuneration stipulated in the agreement was $260,000 per year and 300,000 options, each option enabling her to purchase one common share at $0.80. These options expired unexercised on March 22, 2007. In addition, Dr. Kuper was previously granted 100,000 options each of which entitle her to purchase one common share for $0.68 in connection with her role as acting Chief Technology Officer since September 2004. These options expired on December 31, 2005 and were replaced by 100,000 options each of which entitle her to purchase one common share for $0.68 and which will expire if unexercised on May 2, 2008.

In September 2006, we extended the employment agreement with Dr. Cynthia Kuper for an additional two years commencing in January 2007 on the same terms, conditions and cancellation provisions as reflected in the original contract. Dr. Kuper was granted an additional 200,000 stock options in August 2006, each option enabling her to purchase one common share for $0.80 and which will expire if unexercised on May 2, 2008.

A number of initiatives were undertaken in 2005 – 2006 in our attempt to develop strategic relationships with potential developments partners. We hired Strategic Solutions Inc., a California-based engineering and technical consulting firm, in mid-2006 to initiate discussions with these potential development partners and to identify industrial foundries with whom the Company might further develop industrial versions of the memory cell and Hall cross sensor prototype devices which Dr. Ruda and his UofT team were advancing in their laboratory.

In mid-2007 the Company formed a Technical Advisory Committee consisting of two outside directors, Larry Blue and Steven Van Fleet, to take forward the continuing development work, to ensure an effective conversion of our R&D efforts from the university laboratory to a fabrication plant and to spearhead discussions with potential development partners.

In order to ensure that the Company was obtaining an independent perspective on the priorities and efficacies of its go forward development plans, it also engaged the services of Mr. Henry Dreifus, and his company, Dreifus Associates Limited, Inc. ("DAL"), an Orlando, Florida-based consulting firm with substantial experience and dealings in the technology and defense sectors in the United States and elsewhere. DAL has had previous assignments in the MRAM space in which the Company operates.

In 2007, research efforts continued at the UofT and the UofT was successful in delivering a functioning prototype of our MRAM device to be used for future testing in a foundry.

We engaged a California-based foundry, Global Communication Services ("GGS"), in September 2007 to begin additional testing and to commence the development of a multi-bit array device. These efforts continue as of this date and the Company has announced several milestone achievements since September 2007.

In October 2007 Dr. Kuper provided a current status report on her activities over the previous eight months since she last reported to the Board of Directors in February 2007.

In November 2007 the Company announced that Steven Van Fleet was appointed as Head of Business Development and charged with the responsibilities of supervising the ongoing work being completed by Strategic Solutions Inc. and by the GCS foundry. On November 18, 2007 the Company served Dr. Kuper with the required four months written notice of termination of her employment agreement without cause.

Dr. Kuper has filed a claim against the Company in February 2008 citing wrongful dismissal and making a number of allegations against the Company. The Company vigorously denies Dr. Kuper’s claims which it believes are malicious and frivolous. The dispute has been referred to the Company’s Audit Committee and legal counsel has been engaged to advise the Company of its options and an appropriate response. April 21, 2008 has been set for mediation of this dispute. See Item 3-"Risk Factors".

The Company continues to report successful milestone results in the foundry testing underway at GCS. The Company has scheduled a number of meetings and discussions with potential strategic development partners and its Technical Advisory Committee is currently planning the ongoing R&D initiatives for 2008 with SSI, GCS and other parties.

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

In December 2004, we completed a unit private placement to several U.S. investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. Under the private placement, we received $617,000 as subscription proceeds for the sale and issue of 1,028,334 units. Each unit consists of one common share and one Series A warrant. Each Series A warrant entitles the holder to purchase one common share and one Series B warrant for $0.60 per unit until expiry 12 months from the date of issue. Each Series B warrant entitles the holder to purchase one additional common share for $0.60 per share until expiry 24 months from the date of issue. In December 2005, we revised the terms of this unit private placement. The unit was revised to consist of one common share, one Series A warrant expiring on June 30, 2006 and one Series B warrant expiring on December 31, 2006. The remaining terms of the warrants are unchanged.

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

  In September 2006, the expiry date on the Class A warrants were extended to December 31, 2006.

  In January 2007, all of the outstanding Class A and Class B warrants were re-priced to $0.50 per warrant and the expiry date was extended to June 30, 2007.

  In April 2007, all of the outstanding Class A and Class B warrants were repriced to $0.40 per warrant and the expiry date was extended to June 30, 2008.

The Company filed an amended Registration Statement in June 2006 which was not finalized with the SEC. In 2007, the Company decided to suspend its efforts to have the Registration Statement declared effective.

On June 8, 2005, we entered into a financial advisory services agreement with an arm's length entity and, as consideration, issued a warrant to purchase 1,000,000 of our common shares. The warrant entitled the holder to purchase our common shares at $0.70 per share. The warrant expired unexercised in June 2006.

We entered into a second financial advisory services agreement on June 22, 2005 with an arm's length entity and, as consideration, issued warrants to purchase 800,000 of our common shares. The warrant entitles the holder to purchase our common shares at $0.70 per share. The warrants originally were to expire in December 2006. Prior to the original expiry date, the Board of Directors extended the expiry date to March 31, 2007. These warrants were subsequently extended to June 30, 2008 and repriced to $0.40 per warrant.

In May 2006, the Company completed a Unit private placement financing with two investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. The Company received $75,000 as subscription proceeds for the sale and issue of 150,000 units. Each unit consists of one common share and one Series A warrant. Each Series A warrant entitles the investor to purchase one common share for $0.50 until expiry in April 2007.

In October 2007, the Company completed a series of private placement financings with 8 arms’ length investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. The Company received a total of $716,230 subscription proceeds and issued a total of 1,577,368 common shares.

On September 16, 2007 the Company secured a 30-day bridge loan from an arms’ length investor in the amount of $505,000. The Company paid a 5% financing fee to arrange the bridge loan and issued 250,000 common share purchase warrants to acquire common shares at a strike price of $0.50 per share. The Company recorded a non-cash expense of $85,484 with respect to these warrants, calculated in accordance with the Black Scholes option-pricing model. The warrants have a one-year term and expire in September 2008 if unexercised. The bridge loan was repaid in October 2007.

Between November 2007- February 2008 the Company completed a series of private placement financings with arms’ length investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. The Company received a total of $1,066,727 as subscription proceeds and issued a total of 2,117,110 common shares.

The Company secured a 30 day bridge loan of $200,000 from an arms’ length investor in January 2008. The interest rate on the bridge loan was 4% due in 30 days. As additional consideration, the Company issued 100,000 common share purchase warrants at a strike price of $0.60 per share. The loan was repaid in February 2008.

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

Our magnetic memory patent portfolio comprises separate series of patents and patent applications: those covering technologies developed pursuant to research collaborations with the University of Toronto and OCE Inc.; and those covering what is referred to as the VEMRAM and HEMRAN technologies.

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

Pageant International and Pageant USA are sometimes jointly referred to in this Form 20-F as "Pageant." Micromem, Pageant International, Pageant Technologies (USA) Inc., Memtech International Inc. and Memtech International (USA) Inc. are sometimes collectively referred to as Micromem in this Form 20-F.

D.     Property, Plant and Equipment

We maintain our corporate headquarters in Toronto, Ontario, Canada. We occupy a space consisting of 3,987 square feet of commercial office space pursuant to a lease that expires in 2010.

The research and development facilities at the University of Toronto are comprised of equipment, tools, a clean room and laboratory space. All facilities and equipment are owned by the University of Toronto and are being made available to the research and development team under our research collaboration agreements with the University of Toronto and an infrastructure agreement between us and the University of Toronto.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section of the Form 20-F has been prepared to provide a more substantive discussion on our business and to assist the reader in analyzing the consolidated financial statements for the year ended October 31, 2007. This discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes in this report, which are prepared in accordance with Canadian GAAP and are stated in United States dollars. These principles are also in conformity in all material respects with U.S. GAAP as described in Note 16 to our 2007 consolidated financial statements.

I.     OVERVIEW

The Company: We are a development stage Company that currently operates in a single segment as a developer of non-volatile magnetic memory technology (the "Technology"). Non-volatile memory implies the ability to retain information after power has been shut off. Our Technology is based on our ability to use magnetic materials in combination with a sensor to record a state of magnetization as a mechanism of data storage.

A.     Operating Results

The following table sets forth certain selected financial information of our company:

Selected statement of operations and deficit information

(all amounts in United States dollars)

	2007	2006	2005	2004	2003
Interest and other income	$2,586	$(9,930)	$(8,703)	$(4,746)	$(20,121)
Loss for the year	2,811,378	4,058,180	4,035,483	2,314,298	1,767,965
Loss per share-basic and diluted	0.04	0.06	0.07	0.04	0.04

Selected balance sheet information

(all amounts in United States dollars)

	2007	2006	2005	2004	2003
Working capital (deficiency)	$(1,531,855)	$(448,923)	$(74,831)	$34,685	$100,670
Property and equipment	-	-	-	2,925	3,768
Total Assets	329,232	465,440	728,375	474,234	350,138
Shareholders’ equity (deficiency)	(1,531,855)	(448,923)	(74,831)	37,610	104,438

Fiscal 2007 Compared to Fiscal 2006

The Company remains in pre-revenue mode. We reported interest income totaling $2,586 in 2007, compared to $9,930 in 2006.

Administration costs were consistent between years – in 2007 the Company reported $223,177 of administration costs (2006: $268,241). These costs relate to public company filings, office support costs, Annual Meeting costs, communication costs etc.

Professional, management and consulting fees totaled $1,250,984 in 2007 (2006: $1,017,859). The major components of the costs in 2007 include legal fees pertaining to intellectual property filings of approximately $220,000, other legal expenses totaling $26,000 and audit and filing-related expenses totaling approximately $100,000. Management and consulting fees incurred in 2007 totaled $309,000 paid to the Chairman (2006: $133,600), $116,000 to each of the President and the CFO (2006: $72,000 in each case) and $266,000 paid to the Company’s CTO (2006: $266,000). The Company has paid a total of approximately $100,000 to other consultants during the year (2006: $86,000).

Wages and salaries totaled $111,109 in 2007 (2006: $172,169). There are three employees on payroll and in 2007 we recovered a portion of their payroll costs from other companies for whom services were provided.

Research and development costs in 2007 totaled $682,331 (2006: $368,969). In 2007, the Company incurred incremental costs associated with the services provided by SSI of approximately $300,000 as compared to approximately $50,000 in the prior year. We incurred approximately $330,000 with respect to work performed at the University of Toronto, in 2007, comparable to the costs incurred in 2006.

Travel and entertainment costs totaled $141,200 in 2007 (2006: $195,607). In 2006, the Company incurred considerable travel expenses pertaining to our Chief Technology Officer, these costs were not replicated in 2007. Other travel costs incurred in 2007 relate to costs incurred with respect to visits to the California-based foundry, travel costs associated with the attempted European financing and costs associated with a preliminary due diligence visit to a European-based potential strategic partner.

Stock compensation expense in 2007 totaled $269,216. The Company issued a total of 775,000 stock options in 2007 and 250,000 common share purchase warrants associated with the bridge loan financing that it completed in September 2007. The total non-cash costs associated with these options and warrants was calculated in accordance with the Black Scholes option-pricing model. In 2006, the comparable expense was $2,058,580, relating primarily to a total of 4.6 million stock options granted to officers, directors and employees in July 2006.

The Company’s functional currency is the U.S. dollar. It has ongoing exposure to Canadian dollar denominated expenses. Given fluctuations in the prevailing exchange rates from time to time, the Company reports foreign exchange gains or losses relating to the translation of its statements into U.S. dollars. The foreign exchange loss in 2007 was $135,947 reflecting the significant appreciation of the Canadian dollar against the U.S. dollar in 2007. The foreign exchange gain in 2006 was $13,295.

Fiscal 2006 Compared to Fiscal 2005

Professional, management and consulting fees declined to $1,017,859 in 2006 from $1,303,662 in 2005. The Company continues to incur annual cash expense of approximately $260,000 with respect to our CTO and $133,600 with respect to our Chairman. We reduced the compensation of our President and our CFO to $65,000 each in 2006 from $165,000 each in 2005. The Company also incurred less legal fees in 2006 as the level of contractual and intellectual property filings were reduced.

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

Stock compensation expense was $2,058,560 in 2006 compared to $1,721,742 in 2005. In 2006 the Company awarded a total of 5,050,000 stock options to directors, officers and employees as compared to 4,700,000 options granted in 2005. The stock compensation expense as reported has been calculated in accordance with the Black Scholes option-pricing model.

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

b.

$75,000 from a private place financing (2005: $472,500 from private placement financings).

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

Professional, management and consulting fees increased from $271,351 in 2004 to $1,303,662 in 2005 principally as a result of:

i.

$133,600 of deferred compensation expense relating to our Chairman of the Board of Directors, as compared to an expense of nil in 2004;

ii.

Compensation of senior officers totaled $354,000 (including $200,000 of deferred compensation) in 2005, as compared to $120,000 current and nil deferred compensation in 2004 during which we hired a CFO in mid-year);

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

c.

Stock compensation expense was $1,721,742 in 2005 as compared to $1,379,970 in 2004. We adopted fair value accounting for stock options issued in 2005 using the Black Scholes option-pricing model and have restated prior years financial statements accordingly.

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

  Included in professional fees, as reported, are management and consulting fee payments made to various companies whose shareholders serve as our officers and directors. Such payments totaled $72,000 in 2004, as compared to $201,000 in 2003. During 2004, we engaged our acting Chief Technology Officer who became employed as the Chief Technology Officer subsequent to the year-end.

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

We reported a net loss of $2,314,298 for 2004, or $0.04 loss per share as compared to a loss of $1,767,965 for 2003, or $0.04 loss per share.

Unaudited quarterly financial information
(all amounts in United States dollars)
Quarter ended	Total	Net Loss	Loss Per share
	Revenues		Basic and diluted
October 31, 2007	$2,166	($1,328,604)	0.02
July 31, 2007	420	(600,100)	0.01
April 30, 2007	-	(524,906)	0.005
January 31, 2007	-	(357,766)	0.005
October 31, 2006	$7,687	($2,359,560)	0.04
July 31, 2006	1,024	(530,370)	0.01
April 30, 2006	-	(333,768)	0.005
January 31, 2006	1,219	(834,482)	0.005

October 31, 2005	7,070	(1,380,802)	0.025
July 31, 2005	1,043	(1,726,931)	0.035
April 30, 2005	301	(474,227)	0.005
January 31, 2005	289	(453,523)	0.005

October 31, 2004	117	(429,289)	0.01
July 31, 2004	450	(1,621,839)	0.03
April 30, 2005	3,658	(70,876)	0.00
January 31, 2004	521	(192,294)	0.00

B.     Liquidity and Capital Resources

Liquidity

We are a development stage company. We currently have no cash flow from operations and will have none until we are in a position to either license or directly produce and sell products utilizing our memory technology.

We currently have no lines of credit in place and must obtain equity financing from investors and from persons who hold outstanding options and warrants in order to meet our cash flow needs until we can generate revenues. At October 31, 2007, we had approximately $245,000 cash on hand and our monthly cash expenses approximate $150,000. Since October 31, 2007, we have raised an additional $1,138,727 through the exercise of stock options and private placements.

We have granted to our directors, officers and other employees a number of options to purchase shares at prices that are at or above market price on the date of grant. None of the optionees has any obligation to exercise their options and there can be no guarantee that we will realize any funds from these options.

Capital Resources

We had no commitments for capital expenditures as of October 31, 2007 or 2006.

In March 2001, we and our wholly owned subsidiary, Pageant International, completed the Asset Purchase Agreement to acquire the VEMRAM patents, VEMRAM technology and related assets. The total consideration payable in respect of the purchased assets under the Asset Purchase Agreement was $50 million in the form of cash and shares. Of this amount, $10 million was paid at closing through a cash payment of $2.0 million and the issuance by us of 2,007,831 of our common shares valued at $3.98 per share. The balance of $40 million was to have been payable in two equal amounts of $20 million each upon achievement of certain stipulated milestones provided that a minimum of 50% of each $20 million payment would be in the form of our common shares. None of the stipulated milestones were met and therefore no amounts were paid toward the balance of the $40 million purchase price. See "Information on the Company – 4. History and Development of the Company".

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

  Other Assets at historical rates;

  Revenues and expenses are translated at the average monthly exchange rate per quarter which rate approximates the rate of exchange prevailing at the transaction dates; and

  Gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.

Until October 31, 2004, for all awards of employee stock-based compensation granted after January 1, 2002, we recognized employee stock-based compensation costs under the intrinsic value-based method and provided proforma disclosure of the impact on net income and earnings per share as if the fair value-based method has been applied. Effective November 1, 2004, we have adopted the fair value method of accounting for employee stock-based compensation costs. Accordingly, the closing deficit at October 31, 2004 and in prior periods has been restated for the effect of the stock-based compensation costs that we had incurred to that date, which expense previously was disclosed on a proforma basis. The stock-based compensation expense for options granted during the fiscal years ending October 31, 2005 - 2007 has been reflected as an expense in the consolidated statement of operations.

We are a development stage company. Research and development costs are expensed in the period incurred.

Commitments

Summary of commitments:	Date executed:
A. Research collaboration agreements
(1) Materials and Manufacturing Ontario	October 24, 2002 (expired)
(2) University of Toronto	November 1, 2002 (expired)
(3) Communications and Information Technology Ontario	December 10, 2002 (expired)
(4) Revised Licensed Agreement – University of Toronto	June 2005

B. Technology Development Agreement, Pageant Technologies Incorporated	March 14, 2001

C. Operating Leases	2007 – 2010
D. Consulting and Employment Contracts
(1) Chairman of the Board of Directors	May 29, 2005
(2) Chief Technology Officer	January 2007*

* Four months termination notice served on November 18, 2007

A summary of our financial commitments as of October 31, 2007 is as below:

	Payments due by period
	Total	Less than 1	1-3 years	3-5 years	More than 5 years
		year

Long term debt obligations	-	-	-	-	-

Capital Lease obligations	-	-	-	-	-

Operating lease obligations	309,000	103,000	206,000	-	-

Purchase obligations	-	-	-	-	-

Management contracts
• Chairman	316,000	158,000	158,000	-	-
• CTO	97,000	97,000	-	-	-

Research collaboration agreement	-	-	-	-	-
All other	202,000	202,000	-	-	-
Total:	924,000	560,000	364,000	-	-

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

a.

For all other sublicenses of the rights granted herein to a non-affiliate, the University of Toronto shall receive 20% of any Net Fees and/or Net Royalties that shall be received by us in respect of such sublicenses; and

b.

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

C.     Operating leases:

We have operating lease commitments which expire in 2010 for the lease of our head office. The future minimum annual lease payments are approximately as follows:

2008 – 2010 (annually)	$127,000

D.     Consulting and employment contracts:

1.      On May 29, 2005, we entered into a new employment agreement with the Chairman of the Board of Directors. The agreement commenced on January 1, 2005 and expires on September 30, 2009. Under the terms of the agreement, the Chairman of the Board of Directors has been retained to provide certain management services to us. We have agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over-year basis commencing as of December 31, 2005. This compensation is subject to a minimum annual amount of $150,000 Canadian funds or (approximately $158,000 U.S. funds at current exchange rates). At our option, we can pay either cash or issue common shares as compensation providing that the cumulative maximum number of shares that we can issue under the agreement is 2,000,000 common shares. At December 31, 2007 $309,000 of cash compensation for the 2007 fiscal year has been provided for (2006: $133,600).

2.      In January 2005, we entered into an employment agreement with an arm's length individual, Dr. Kuper, for her services as our Chief Technology Officer. The agreement extended for 2 years with a cancellation clause which could be executed by us at any time with 4 months notice. The base remuneration stipulated in the contract was $260,000 per year. We also granted the Chief Technology Officer 100,000 options to purchase our common shares exercisable at $0.68 per share which expired on December 31, 2005, 300,000 options to purchase our common shares exercisable at $0.80 per share which expired on March 22, 2007 and 100,000 options to purchase our common share at $0.68 per share which option expires on May 2, 2008.

In September 2006 we extended the employment agreement with Dr. Kuper for an additional two years commencing in January 2007 on the same terms, conditions and cancellation provisions as reflected in the original contract. Dr. Kuper was granted additional 200,000 stock options in August 2006 each option enabling her to purchase one common share for $0.80 and which will expire if unexercised on May 2, 2008.

On November 18, 2007 we provided the required four months written notice to terminate the agreement without cause.

As discussed in Item 3-Risk Factors on Page 8 of this report, Dr. Kuper has filed a claim against the Company in February 2008 citing wrongful dismissal and making a number of allegations against the Company. The Company vigorously denies Dr. Kuper’s claims which it considers malicious and frivolous. The dispute has been referred to the Company’s Audit Committee and legal counsel has been engaged to advise the Company of its options and an appropriate response. April 21, 2008 has been set for mediation of this dispute.

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

C.     As outlined above, certain interests under the Asset Purchase Agreement with Estancia Limited reverted to Estancia Limited on March 9, 2004. On this basis, to the extent that revenues are generated by us relating directly and specifically to the VEMRAM patents, we are obligated to pay Estancia Limited 32% of the gross profit realized less expenses agreed to by the parties and 32% of any unit royalties realized less direct expenses.

D.     The former CTO has filed a claim against the Company. See "Item 3 - Key Information - Risk Factors" on page 8 of this report.

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

Our research and development activities have been related primarily to research and development of a magnetic random access memory device through research collaboration agreements. Our research and development expenses for the year ended October 31, 2007 were $682,331, October 31, 2006 were $368,969, for the year ended October 31, 2005 were $362,141, for the year ended October 31, 2004 were $378,410, for the year ended October 31, 2003 were $490,914 and for the year ended October 31, 2002 were $1,601,624.

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

Transactions With Related Parties, Directors & Officers

The Company has paid cash and non-cash compensation to its officers and directors during the fiscal year as follows:

		Cash	Non-Cash
		Compensation	Compensation
Chairman	2007	$309,232	$ -
	2006	133,600	416,250
	2005	133,600	659,000

Officers & Directors	2007	563,000	105,000
	2006	611,000	1,165,000
	2005	639,000	1,044,000

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and Executive Officers

The Directors, Executive Officers and other key personal of Micromem as at October 31, 2007 are set forth below:

Name	Age	Position

Salvatore Fuda	72	Chairman of the Board of Directors
Joseph Fuda	47	President, Chief Executive Officer and Director
Manoj Pundit	43	Secretary and Vice President
Andrew Brandt	69	Director
David Sharpless	57	Director
Steven Van Fleet	53	Director
Larry Blue	51	Director
Dan Amadori	56	Chief Financial Officer
Cynthia Kuper	35	Chief Technology Officer
Oliver Nepomuceno	39	Director

Salvatore Fuda is and has served as Chairman of the Board of Directors of Micromem since January 11, 1999 and a Director of Micromem since 1992. He served as President and Chief Executive Officer from June 2000 through to February 13, 2002. From 1992 to January 11, 1999 he also served as Secretary of Micromem. He served as President and Chief Executive Officer of Ontex Resources Limited (TSE) from 1986 to December 1998 and as Chairman of the Board of Ontex Resources Limited since that date. He has served as Chairman of the Board of Directors and as a director of Echo Energy Canada Inc. since June 2002. He also serves as Chairman of the Board of Leader Capital Corp. He is the father of Joseph Fuda.

Joseph Fuda is and has been President, Chief Executive Officer and Director since February 13, 2002. Previously he served as Manager of Strategic Alliances for Micromem since February 2001. Prior thereto, he served as a consultant to Micromem since November 2000. Prior thereto he served as a Vice-President and a Director of IPO Capital Corp since April 1999. He was a director of Leader Capital Corp. until June 2007 and currently also serves as a director of Echo Energy Canada Inc. and of Echo Power Generation Inc.

Manoj Pundit previously served as Micromem's Executive Vice President and General Counsel and joined the Board of Directors in March 2001. He served as a director of Micromem until June 28, 2006. He did not stand for reelection to the Board at that time. He has also been a partner, since December 1996, at Chitiz Pathak LLP (and predecessor firms), a Toronto law firm. Mr. Pundit holds a LL.M. in Taxation from Osgoode Hall Law school and a LL.B. and B.Sc. (Math) from the University of Alberta. Mr. Pundit served as Vice President and Secretary of Micromem Technologies Inc. from June 29, 2006 until he resigned from this position in February 2008.

Andrew Brandt was Chairman of the Board of Directors and Chief Executive Officer of the Liquor Control Board of Ontario from February 1991 to January 2006. The Liquor Control Board of Ontario is one of the largest single purchasers of alcohol beverage products in the world. Prior to his appointment to the Liquor Control Board of Ontario, Mr. Brandt served as Leader of the Ontario Progressive Conservative Party from 1987 to 1990. He has previously served as the Minister of Industry and Trade, Minister of Environment and Mayor of Sarnia, Ontario. Mr. Brandt has served as a director of Micromem since June 2000.

David Sharpless is Vice-Chairman of the Board of Directors of HKMB Hub International Limited (formerly Hunter, Keilty, Muntz & Beatty Limited), a Toronto-based property and casualty insurance broker. He was Chairman of the Board of Directors of Hunter, Keilty, Muntz & Beatty Limited prior to its purchase in January 2008 by Hub International Limited a Chicago-based property and casualty insurance broker. He also serves as Chairman of the Board of Directors of Maverick Inc., a family investment and consulting corporation. From 2000 to September 2001, he was President of CIT's Vendor Technology Finance unit. In this capacity, he was responsible for CIT's international vendor finance business, covering CIT's operations in Canada, Europe, Latin America, Asia Pacific and Australia. Prior thereto, Mr. Sharpless was Newcourt Credit Group Inc.'s Deputy Chairman of the Board of Directors and was responsible for international operations for Newcourt Financial. Mr. Sharpless is a graduate of Osgoode Hall Law School and is a member of the bar of Ontario. Mr. Sharpless has served as a director of Micromem since March 2001.

Steven Van Fleet currently serves as a technology consultant to a number of companies. He was the principal of the R&V Group LLC, an RFID business consulting and technology development company until 1996. Between 1999-2003 he served as Program Director for the Silent Commerce/Smart Packaging Initiative at International Paper Company. From January 1999 to November 1999, he was Program Director for Process and Product Uniformity and from March 1996 to December 1998 he was the Director for Control Systems Development at International Paper in Cincinnati, Ohio. He is also presently on the Board of Overseers for the Massachusetts Institute of Technology Auto ID Center. Mr. Van Fleet has been a director of Micromem since 2002.

Larry Blue is President of Hi-G-Tek Inc. a privately-held technology company based in Maryland. Previously he was the Vice President and General Manager of Symbol Technologies Inc. and was appointed to the Micromem Board of Directors on November 7, 2005. Previously Mr. Blue had senior management roles with Hughes Network Systems and with IBM in Research Triangle Park.

Dan Amadori has served as Chief Financial Officer of Micromem since June 2004. He has also served as Chief Financial Officer of Leader Capital and Echo Power Generation Inc. since June 2004. He served as a Director and Chair of the Audit Committee of Ontex Resources between September 2003 and March 2005. He is President of Lamerac Financial Corp., a financial advisory firm and has held that position since October 1988. Mr. Amadori is a Chartered Accountant and holds an MBA from the Ivey School of Business.

Cynthia Kuper has served as our Chief Technology Officer since January 2005 until four months notice was served in November 2007 to terminate her employment agreement. Prior thereto, she served as our acting Chief Technology Officer since September 2004. Dr. Kuper has a B.S. in Chemistry and a Ph.D. in Physical Chemistry from Temple University. In 2000 she founded a nanotechnology start-up company, Versilant Nanotechnologies. In that same year, Dr. Kuper founded K1 Consulting, a consulting firm providing services to start-ups, medium sized and large conglomerate companies and investors in nanotechnology.

On November 18, 2007 the Company served four months notice of termination without cause of the employment agreement with Dr. Kuper. Dr. Kuper has filed a claim against the Company in February 2008 citing wrongful dismissal and making a number of allegations against the Company. The Company vigorously denies Dr. Kuper’s claims which it considers malicious and frivolous. The dispute has been referred to the Company’s Audit Committee and legal counsel has been engaged to advise the Company of its options and an appropriate response. April 21, 2008 has been set for mediation of this dispute. See Item 3-Key Information "Risk Factors" on page 8 of this report.

Oliver Nepomuceno has served as a director of Micromem since June 26, 2006. He is a resident of Switzerland and continues to serve as a Financial Advisor and as a member of the Board of Directors of Intel Trust, a private wealth management company located in Switzerland.

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

B.     Compensation

	Annual Compensation			Long-Term Compensation
				Awards		Payouts
Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Other Annual Compensation (US$)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)	All other Compensation ($)
Joseph Fuda	2007	72,000	50,000	-		-	-	-
Chief	2006	65,000	-	-	900,000 [13]	-	-	-
Executive	2005	81,000	-	-	1,800,000 [9]	-	-	100,000
Officer [1]	2004	-	-	-	1,800,000 [2]	-	-	52,000
	2003	-	-		850,000 [3]	-	-	90,000

Salvatore	2007	-	-	-		-	-	309,000
Fuda,	2006	-	-	-	1,000,000[13]	-	-	133,000
Chairman of	2005	-	-	-	1,800,000[11]	-	-	133,000
the Board of	2004	-	-	-	1,800,000 [2]	-	-	-
Directors	2003				1,050,000 [3]			-
Former Chief
Executive
Officer and
President [1]
Manoj Pundit,	2007	-	-	-	-	-	-	-
Executive	2006	-	-	-	100,000 [13]	-	-	-
Vice	2005	-	-	-	-	-	-	-
President and	2004	-	-	-	1,000,000 [2]	-	-	-
General	2003	-	-	-	850,000 [3]	-	-	90,000
Counsel [4]
Andrew	2007	-	-	-	-	-	-	-
Brandt	2006	-	-	-	300,000 [13]	-	-	-
Director	2005	-	-	-	-	-	-	-
	2004	-	-	-	400,000 [2]	-	-	-
	2003	-	-	-	400,000 [3]	-	-	-
Stephen	2005	-	-	-	-	-	-	-
Fleming	2004	-	-	-	300,000 [2]	-	-	-
Director	2003	-	-	-	300,000 [3]	-	-	-
Charles	2005	-	-	-	-	-	-	-
Harnick	2004	-	-	-	400,000 [2]	-	-	-
Director	2003	-	-	-	400,000 [3]	-	-	-
George A	2005	-	-	-	-	-	-	-
Kennedy	2004	-	-	-	300,000 [2]	-	-	-
Director	2003	-	-	-	300,000 [3]	-	-	-

*

David	2007	-	-	-	-	-	-	-
Sharpless	2006	-	-	-	300,000 [13]	-	-	-
Director	2005	-	-	-	-	-	-	-
	2004	-	-	-	400,000 [2]	-	-	-
	2003	-	-	-	400,000 [3]	-	-	-
	2002	-	-	-	-	-	-	-
Steven Van	2007	30,000	-	-	350,000[14]	-	-	-
Fleet	2006	86,000	-	-	300,000 [13]	-	-	-
Director	2005	24,000	-	-	300,000 [9]	-	-	-
	2004	-	-	-	300,000 [2]	-	-	-
	2003	-	-	-	300,000 [3]	-	-	-
Dan Amadori	2007	72,000	50,000	-	-	-	-	-
Chief	2006	65,000	-	-	400,000 [13]	-	-	-
Financial	2005	74,000	-	-	450,000 [9]	-	-	100,000
Officer [8]	2004	24,000	6,000	-	300,000 [2]	-	-	6,000

Cynthia	2007	260,000	-	-	-	-	-	-
Kuper	2006	260,000	-	-	300,000 [15]	-	-	-
Acting Chief	2005	260,000	-	-	300,000 [10]	-	-	10,000
Technology	2004	-	-	-	100,000 [7]	-	-	-
Officer[6]

Antonio	2005	-	-	-	-	-	-	-
Lopes	2004	-	-	-	-	-	-	14,000
Former Chief	2003	-	-	-	300,000 [3]	-	-	20,789
Financial
Officer [8]
Larry Blue	2007	-	-	-	-	-	-	-
Director	2006	-	-	-	300,000 [13]	-	-	-
	2005	-	-	-	300,000 [12]	-	-	-

Notes:

1.

Salvatore Fuda has served as our Chairman of the Board of Directors since January 11, 1999. He served as our President and Chief Executive Officer from June 2000 through to February 13, 2002. Joseph Fuda was appointed our Chief Executive Officer on February 13, 2002.

2.

Each option entitles the holder to purchase one of our common shares at $0.30 prior to expiry on July 18, 2009 and is fully vested.

3.

Each option entitled the holder to purchase one of our common shares at $0.10. These options were exercised in 2004.

4.

Mr. Pundit previously served as our Executive Vice-President, General Counsel and Secretary.

5.

Each option entitles the holder to purchase one of our common shares at $0.68. These options expire on May 5, 2008 if unexercised.

6.

Dr. Kuper has served as our Chief Technology Officer since January 2005, and prior thereto served as acting Chief Technology Officer since September 2004.

7.

These options had an exercise price of $0.68 and expired on December 31, 2005 unexercised.

8.

Mr. Lopes served as our Chief Financial Officer between November 1, 2002 and June 2004. Mr. Amadori has served as our Chief Financial Officer since June 29, 2004.

9.

Each option entitles the holder to purchase one of our common shares at a price of $0.72 per share prior to expiry on May 27, 2010.

10.

Each option entitles the holder to purchase one of our common shares at a price of $0.80. These options expired on March 22, 2007.

11.

Each option entitles the holder to purchase one of our common shares at a price of $0.65 per share prior to expiry on June 16, 2009.

12.

Each option entitles the holder to purchase one of our common shares at a price of $0.60 per share prior to expiry on November 24, 2009.

13.

Each option entitles the holder to purchase one of our common shares at a price of $0.80 per share prior to expiry on July 6, 2011.

14.

Each option entitles the holder to purchase one of our common shares at a price of $0.36 per share prior to April 15, 2012.

15.

200,000 options entitle the holder to purchase one of our common shares at a price of $0.80 per share, and 100,000 options at $0.68 per share. These options expire on May 2, 2008 if unexercised.

The aggregate direct compensation paid or accrued on behalf of all other directors, as a group during 2006 and 2005 was zero. None of the non-employee directors have agreements with us that provide for benefits upon termination of service.

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

In 2006, we issued 300,000 options at $0.60, 50,000 options at $0.72 and 4,600,000 options at $0.80. These options are fully vested and expire in 5 years if unexercised.

In 2007, we issued 350,000 options at $0.36 which expire in April 2012 if unexercised; 150,000 options at $0.70 which expire on May 31, 2008 if unexercised; 50,000 options at $0.50 which expire in May 2012 if unexercised and 225,000 options at $0.60 which expire in October 2012 if unexercised. These options are fully vested.

C.     Board of Directors Practices

Our Board of Directors meets as a full Board of Directors on an as required basis during the fiscal year. In 2007 our Board of Directors met on February 25, 2007 and on April 5, July 27 and October 11, 2007.

Our Audit Committee of the Board of Directors has met on a quarterly basis during fiscal 2007 for the purpose of approving the quarterly financial statements. In addition, our Audit Committee has received periodic reports from management.

All matters pertaining to our financing, contractual arrangements and Board of Directors and management compensation are approved by the Board of Directors. All Board of Directors meeting minutes and directors resolutions are maintained by us on an up-to-date basis.

The Audit Committee approved an independent review of our internal reporting and control procedures, which review was completed during fiscal 2005 by an independent firm of chartered accountants. Their report has been submitted and management has now implemented certain recommendations under the supervision of the Audit Committee.

In July 2007, the Board of Directors approved the formation of a Technical Advisory Committee. Two independent directors were named to the committee and an arm's length industry consultant was contracted to also sit on the committee. The committee's mandate is to supervise and coordinate the ongoing technical developments, initiatives and discussions in which the Company is currently engaged.

The members of the Board of Directors are appointed to a one-year term at our annual meeting.

Audit Committee

The Board of Directors has appointed an Audit Committee consisting of three independent directors. The members of the Audit Committee are Andrew Brandt, Oliver Nepomuceno and David Sharpless (Chairman) each of whom shall serve in such capacity until our next annual meeting. The Audit Committee is responsible for the integrity of our internal accounting and control systems. The committee receives and reviews our financial statements and makes recommendations thereon to the Board of Directors prior to its approval by the full Board of Directors. The Audit Committee communicates directly with our external auditors in order to discuss audit and related matters whenever appropriate.

Compensation Committee

The Board of Directors also intends to appoint a Compensation Committee. Our executive compensation will be administered by the Compensation Committee which will meet on executive compensation matters as and when required. Currently these matters are handled by the Audit Committee.

D.     Employees

We have seven officers and employees of which three serve in a management capacity and four serve in an administrative capacity. This includes a Chairman of the Board of Directors, a Chief Executive Officer and President, a Chief Financial Officer, and four support staff, all of whom work from our executive offices in Toronto, Canada. All research and development is outsourced to several different groups.

We served four months notice to termination without cause our employment agreement with Dr. Cynthia Kuper on November 18, 2007. Dr. Kuper has filed a claim against the Company in February 2008 citing wrongful dismissal and making a number of allegations against the Company. The Company vigorously denies Dr. Kuper’s claims which it considers malicious and frivolous. The dispute has been referred to the Company’s Audit Committee and legal counsel has been engaged to advise the Company of its options and an appropriate response. April 21, 2008 has been set for mediation of this dispute. See Item 3-Key Information "Risk Factors" on page 11 of this report.

We consider our relations with our employees to be satisfactory. We had 8 employees as of October 31, 2007 and 2006; we had 7 employees as of October 31, 2005.

A.     Share Ownership

NAME	SHARES OWNED	OPTIONS HELD	OPTION	EXPIRY DATE	% OF TOTAL [1]
			EXERCISE
			PRICE
Joseph Fuda	51,780	1,800,000	$0.72	6/30/2010
Chief Executive		900,000	$0.80	7/6/2011	3.82%
Officer and Director
Salvatore Fuda	2,755,292[2]	1,800,000	$0.65	6/16/2009
Chairman of the		1,000,000	$0.80	7/6/2011	8.1%
Board of Directors
and Director
Manoj Pundit	2,478	100,000	$0.80	3/15/2008	0.14%
Executive Vice-
President, General
Counsel and
Director
Andrew Brandt	100,000	300,000	$0.80	7/6/2011	0.57%
Director
David Sharpless	100,000	300,000	$0.80	7/6/2011	0.57%
Director
Steven Van Fleet	-	350,000	$0.36	4/15/2012	1.28%
Director		300,000	$0.72	5/27/2010
		300,000	$0.80	7/6/2011
Dan Amadori	254,000	50,000	$0.91	6/17/2009	1.29%
Chief Financial		200,000	$0.72	5/27/2010
Officer		400,000	$0.80	6/30/2010
Cynthia Kuper	-	100,000	$0.68	5/2/2008	0.86%
Chief Technology		200,000	$0.80	5/2/2008
Officer
Jason Baun	-	50,000	$0.91	6/17/2009	0.43%
Investor Relations		50,000	$0.63	12/2/2010
		200,000	$0.80	7/6/2011
Larry Blue	-	300,000	$0.60	11/3/2009	0.85%
Director		300,000	$0.80	7/6/2011
Oliver Nepomuceno	900,000	300,000	$0.80	7/6/2011	1.73%
Director
Stephen Fleming	200,000	100,000	$0.30	7/18/2009	0.43%
Director of
Subsidiary

1 Calculated based on shares owned plus options held as a percentage total of shares outstanding plus options held.

2 These shares are held by a corporation wholly owned by a trust established for the benefit of members of Salvatore Fuda's family.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major Shareholders

No shareholder holds greater than 5% of the common shares outstanding. As of the date of this 20-F report approximately 73% of the issued and outstanding common shares are held by Canadian investors and approximately 27% of the issued and outstanding shares are held by U.S. investors.

B.     Other Related Party Transactions

During the fiscal year ended October 31, 2007, we paid $15,000, as compared to $40,000 in 2006, to a law firm in which Manoj Pundit, an officer of the Company (until February 2008 when he resigned), is a partner.

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

C.     Significant Changes

Except as otherwise disclosed in this report, there has been no significant change in our financial position since October 31, 2007.

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

April 21, 2008 has been set as the mediation date for a dispute that the Company has with its former Chief Technology Officer. See "Item 3-Key Information-Risk Factors".

ITEM 9. THE OFFER AND LISTING

The table below sets forth the high and low sales prices for common shares in U.S. Dollars as reported for the periods specified. Our fiscal year ends October 31. Our common shares are not traded in Canada.

Our common shares are traded in the United States and are quoted on the NASD's OTC Bulletin Board. The common shares are quoted under the symbol MMTIF.OB.

Period	High	Low

Last six months:
January 2008	0.65	0.55
December 2007	0.85	0.51
November 2007	0.72	0.55
October 2007	0.72	0.55
September 2007	0.79	0.45
August 2007	0.65	0.35
Last eight quarters:
Q4 2007	0.79	0.35
Q3 2007	0.55	0.35
Q2 2007	0.63	0.35
Q1 2007	0.68	0.39
Q4 2006	0.90	0.53
Q3 2006	1.33	0.68
Q2 2006	1.20	0.43
Q1 2006	0.72	0.47
Last five years:
2007	0.85	0.35
2006	1.33	0.43
2005	1.15	0.37
2004	1.17	0.15
2003	0.31	0.05

On February 28, 2008, the last reported sale price for our common shares on the NASD OTC Bulletin Board was $ 1.07.

ITEM 10. ADDITIONAL INFORMATION

A.     Share Capital

At October 31, 2007 the Company reports 72,946,167 common shares outstanding (2006: 69,191,299). Additionally the Company has 10,325,000 stock options outstanding with a weighted average exercise price of $0.55 (2006: 11,550,000 options outstanding with a weighted average exercise price of $.53) and a total of 4,471,328 outstanding warrants to acquire common shares with a weighted average exercise price of $.53 (2006: 4,848,818 outstanding warrants with a weighted average exercise price of $.53).

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

The Board of Directors has broad borrowing powers and may, without authorization from the shareholders:

  borrow money on the credit of Micromem;

  issue, re-issue, sell or pledge debt obligations of Micromem;

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

Securities of Micromem

Our authorized capital consists of an unlimited number of common shares, of which 72,946,167 shares were issued and outstanding as of October 31, 2007, and 2,000,000 special, redeemable, voting preference shares, referred to herein as special shares, none of which were outstanding, as of October 31, 2007.

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

  over a period of two years Micromem contributed $63,750 (CDN $92,000) and $67,632 (CDN $97,600) of in-kind contribution and, Communications and Information Technology Ontario contributed $215,430 (CDN $308,000) for research into "High Density Magnetic Memory Device Development"; and

  in consideration of such contribution, Communications and Information Technology Ontario shall receive a royalty based on revenues received from the sale of products incorporating intellectual property developed under this collaboration agreement for the remaining life of patents issued in connection with such intellectual property.

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

9.      In January 2005, we entered into a consulting agreement with Dr. Cynthia Kuper for her services as Chief Technology Officer. The agreement extended for 2 years with a cancellation clause which could be executed by us at any time with 4 months notice provided. The base remuneration stipulated in the contract is $260,000 per year. We also granted the Chief Technology Officer 100,000 options to purchase our common shares exercisable at $0.68 per share which expired on December 31, 2005, 100,000 options to acquire common shares at $0.68 per share which options expired on March 22, 2007 and 200,000 options to acquire common shares at $0.80 which options expire on May 2, 2008.

In October 2005, the Company extended the consulting contract for 2 more years commencing in January 2007 on the same terms, conditions and cancellation clauses. On November 18, 2007 the Company served Dr. Kuper with the required four months written notice of termination of her employment agreement. As discussed in the Risk Section of this report, on Page 8, Dr. Kuper has filed a claim against the Company in February 2008 citing wrongful dismissal and making a number of allegations against the Company. The Company vigorously denies Dr. Kuper’s claims which it considers malicious and groundless. The dispute has been referred to the Company’s Audit Committee, legal counsel has been engaged to advise the Company of its options and an appropriate response. A date of Monday, April 21, 2008 has been set for mediation of this dispute.

10.    On May 29, 2005, we entered into a new employment agreement with the Chairman of the Board of Directors. The agreement commenced on January 1, 2005 and expires on September 30, 2009. Under the terms of the agreement, the Chairman of the Board of Directors has been retained to provide certain management services to us. We have agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over-year basis commencing as of December 31, 2005 subject to a minimum annual compensation amount of $150,000 (Canadian funds – approximately $158,000 in U.S. funds at current exchange rates). At our option, we can pay either cash or issue common shares as compensation providing that the cumulative maximum number of shares that we can issue under the agreement is 2 million common shares. The Company has reported $309,000 of costs associated with this contract in 2007 and $133,600 in each of the 2005 and 2006 fiscal years.

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

Dispositions of Common Shares

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of "taxable Canadian property". common shares will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25 percent or more of the issued shares of any class or series in the capital stock of Micromem belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder did not deal at "arm's length" and in certain other circumstances.

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

The following summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS, and court decisions that are currently applicable, any of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This summary does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied (possibly on a retroactive basis) at any time (including, without limitation, changes in applicable tax rates).

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

US Holders

As used herein, a "US Holder" means an owner of common shares who is a citizen or individual resident (as defined under United States tax laws) of the United States; a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any political subdivision thereof; an estate the income of which is taxable in the United States irrespective of source; or a trust if (a) a court within the United States is able to exercise primary supervision over the trust's administration and one or more United States persons have the authority to control all of the substantial decisions of the trust or (b) the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a United States person. This summary does not address the tax consequences to, and "US Holder" does not include, tax-exempt persons or organizations; qualified retirement plans, individual retirement accounts and other tax-deferred accounts; broker-dealers; non-resident alien individuals or entities; persons or entities that have a "functional currency" other than the US dollar; persons who hold common shares as part of a straddle, hedging or conversion transaction; and persons who acquire their common shares as compensation for services. This summary is limited to US Holders who own common shares as capital assets and who hold the common shares directly (e.g., not through an intermediary entity such as a corporation, partnership, LLC or trust). This summary does not address the consequences to a person or entity of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distributions to US Holders Who Own Common Shares

Subject to the discussion below concerning the potential status of the Company (or any of its subsidiaries that are classified as corporations for United States federal income tax purposes ("Related Entities")) as a "passive foreign investment company" ("PFIC"), the gross amount of any distribution by the Company (including any Canadian taxes withheld therefrom) with respect to common shares generally should be included in the gross income of a US Holder as foreign source dividend income to the extent such distribution is paid out of current or accumulated earnings and profits of the Company, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds the Company's current and accumulated earnings and profits in that taxable year, the distribution is treated as a tax-free return of capital to the extent of the US Holder's adjusted tax basis in the common shares. Thereafter, to the extent that such distribution exceeds the US Holder's adjusted tax basis in the common shares, it is taxed as a capital gain.

Dividends received by non-corporate US Holders may be subject to United States federal income tax at lower rates (generally 15%) than other types of ordinary income in taxable years beginning on or before December 31, 2010, if certain conditions are met. These conditions include neither the Company nor a Related Entity being classified as a PFIC (discussed below), the Company being a "qualified foreign corporation", the US Holder's satisfaction of a holding period requirement, and the US Holder not treating the distribution as "investment income" for purposes of the investment interest deduction rules.

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

US Anti-Deferral Regimes

There are two regimes applicable to foreign corporations under United States federal income tax law that potentially may apply to the Company - the "controlled foreign corporation" ("CFC") regime and the PFIC regime.

Generally, a foreign corporation is not a CFC unless more than fifty percent (by vote or value) of its stock is owned by "U.S. Shareholders" (generally, United States persons who have ten percent or more of the votes of the foreign corporation). This classification generally results in the inclusion of certain income of the CFC in the U.S. Shareholders' income as a deemed dividend. If the Company were a CFC, the United States federal tax consequences summarized herein could be materially and adversely different.

PFIC status is not conditioned on a certain level of ownership of the foreign corporation by United States persons, however. The Company or any Related Entity would be considered a PFIC if during any taxable year, 75% or more of its gross income consists of certain types of "passive" income, or if the average value during a taxable year of its "passive assets" (generally, assets that generate passive income) is 50% or more of the average value of all assets held by it. Passive income generally includes items such as dividends, interest, rents and royalties, although there are various "look through" rules that treat dividends from related persons, for example, as non-passive under certain conditions.

If the Company is classified as a PFIC, a US Holder is subject to increased United States federal income tax liability in respect of gain recognized on the disposition of his, her or its common shares or upon the receipt of certain distributions, unless such person makes a "qualified electing fund" election to be taxed currently on his, or her or its pro rata portion of the Company's income and gain (whether or not such income or gain is distributed in the form of dividends or otherwise), and the Company provides certain annual statements which include the information necessary to determine inclusions and assure compliance with the PFIC rules. As an alternative to the foregoing rules, a US Holder may make a "mark-to-market" election to include in income each year as ordinary income an amount equal to the increase in value of his, her or its common shares for that year or to claim a deduction for any decrease in value (but only to the extent of previous mark-to-market gains).

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

In addition, this limitation is calculated separately with respect to specific "baskets" of income. Foreign taxes assigned to a particular class of income generally cannot offset United States tax on income assigned to another class. The "basket limitation" has changed significantly for tax years after 2006, due to recent US tax legislation.

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

F.     Dividends and Paying Agents

Not applicable.

G.     Statement by Experts

Not Applicable.

H.     Documents on Display

We have filed the documents referred to herein and other information with the SEC, the Ontario Securities Commission and the Alberta Securities Commission. You may inspect and copy such material at the public reference facilities maintained by the SEC 100 Fifth Street, N.E., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 100 Fifth Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

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

In anticipation of the implementation of Rules 13a-15(c) of the Securities Exchange Act of 1934 as amended (the ‘Exchange Act"), also referred to as Section 404 of the Sarbanes-Oxley Act of 2002, we engaged, in 2005, an independent firm of external accountants - a different firm from our independent registered public accounting firm - to complete an in-depth review of our internal accounting procedures and controls. The firm's evaluation was only interim, and did not meet the requirements of Rule 13a-15(c). The independent firm of external accountants made several recommendations which we reviewed and evaluated at that time.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of October 31, 2005. Based on management's evaluation in 2005, our Chief Executive Officer and Chief Financial Officer concluded that, as of October 31, 2005, our disclosure controls and procedures were (1) not effective, in that they were not designed to ensure that material information relating to us is made known to our Chief Executive Officer and Chief Financial Officer by others within our organization, as appropriate to allow timely decisions regarding required disclosures, and (2) not effective, in that they did not ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

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

  our staff was not always subject to timely review and supervision; and

  security practices over our information technology were not sufficiently robust.

Since 2005 we have been committed to improving and enhancing our disclosure controls and procedures. In connection with the deficiencies described above, we implemented additional controls and procedures commencing in the fourth quarter of 2005 and continuing thereafter. The additional controls and enhanced procedures included:

  development of a system of controls including the upgrading of accounting software and the development of formalized software;

  monthly analytical reviews by both the Chief Executive Officer and Chief Financial Officer;

  prompt review of all financial statements and immediate reconciliation of our financial results;

  our Audit Committee has met formally on a quarterly basis and on an informal basis as required to assess our financial performance and to review the progress management has made in upgrading its accounting procedures and controls; interaction of our Audit Committee with our independent registered public accounting firm in 2007 on reporting and control related matters, and

  A requirement that our Chief Technology Officer issue regular (weekly) status reports on her dealings with our research partners at the UofT.

We replaced our previous controller in 2006 with a more experienced individual. Additionally, we engaged an additional experienced person in 2006 to supervise and review the work of our controller and to interact directly with our Chief Financial Officer.

Our CFO has attended professional development courses dealing with SEC related filings.

In 2006 our Board of Directors adopted formal disclosure controls and policies and appointed a Chief Information Officer to implement these policies.

When our independent registered public accountants audited our financial statements as of and for the year-ended October 31, 2007 they identified a reportable condition relating to our operating controls relating to our outsourced research and development efforts at the University of Toronto. They reported that the relationship with the University of Toronto had not been managed in a manner which would prevent unauthorized charges on a timely basis which could result in disputed charges and additional costs.

In July 2007 we formed a Technical Advisory Committee consisting of independent directors and an outside consultant to supervise and to report on our technical developments on a timely basis.

The foregoing remedial measures did not materially increase our expenses. With the implementation of the above controls and procedures, we believe that we have significantly improved our disclosure controls and procedures.

The Company believes that it currently maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed internally is complete, accurate, reliable and timely. The disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in its various reports are recorded, processed, summarized and reported accurately.

In spite of its evaluation, management does recognize that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives. In the unforeseen event that lapses in the disclosure controls and procedures occur and/or mistakes arise, the Company intends to take the necessary steps to minimize the consequences thereof. If, however, we fail to maintain adequate controls and procedures, we may not meet the demands that are placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act of 2002 and our business could accordingly face repercussions.

Changes in Internal Control Over Financial Reporting. Other then as stated above, no change in our internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, occurred during the fiscal year ended October 31, 2007 that has materially affected or is reasonable likely to materially affect, our internal controls over financial reporting.

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

The following table presents fees for professional audit services rendered by our auditors for the audit of our consolidated financial statements for the years ended October 31, 2007 and 2006, and fees billed for other services rendered by our auditors including our offerings of securities and tax services.

	2007	2006

Audit Fees	$75,000	$60,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	18,000	5,000

Audit Fees

In 2007, we paid a total of $75,000 to Schwartz Levitsky Feldman LLP for audit services, which included work related to the annual audit.

In 2006, we paid a total of $60,000 to Schwartz Levitsky Feldman LLP for audit services, which included work related to the annual audit.

Audit Related Fees

We did not pay any audit related fees to Schwartz Levitsky Feldman LLP during 2007 or 2006.

Tax Fees

We did not pay any tax related fees to Schwartz Levitsky Feldman LLP for services in 2006 or 2007.

All Other Fees

Schwartz Levitsky Feldman LLP billed us $8,000 for other services during 2007; $5,000 in 2006.

Grant Thornton LLP billed us $10,000 for other services in 2007.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity by the Issuer and Affiliated Purchasers.

Not applicable.

Item 17. Financial Statements.

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Micromem Technologies Inc.
(A Development Stage Company)

We have audited the consolidated balance sheets of Micromem Technologies Inc. as at October 31, 2007 and 2006, and the consolidated statements of operations, comprehensive loss and deficit and cash flows for each of the years in the three-year period ended October 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2007 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles may vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effects of such changes is presented in note 16 to the consolidated financial statements.

The consolidated statement of operations, comprehensive loss and deficit, cash flows and shareholders’ deficiency for the cumulative period from September 3, 1997 to October 31, 2004 were audited by other auditors who expressed opinions without reservation on those statements in their reports dated February 11, 2006, December 5, 2003, January 27, 2003, November 16, 2001, December 13, 2000, February 25, 2000 and December 20, 1999.

"SCHWARTZ LEVITSKY FELDMAN LLP"

Toronto, Ontario, Canada	Chartered Accountants
February 28, 2008	Licensed Public Accountants

1167 Caledonia Road
Toronto, Ontario M6A 2X1
Tel: 416 785 5353
Fax: 416 785 5663

COMMENTS BY AUDITORS FOR US READERS ON CANADA – US REPORTING DIFFERENCE

In the United States, reporting standards for auditors require that the following information be included in the auditor’s report:

The addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 2 to the consolidated financial statements. Our report to the shareholders dated February 28, 2008 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

In the introductory paragraph of the auditor’s report, it would be required to state that the cumulative statements of operations, comprehensive loss and deficit, cash flows and shareholders’ deficiency for the period from September 3, 1997 to October 31, 2004 were audited by other auditors whose reports have been furnished to us and reference would have been made to the opinion of the other auditors, in so far as it relates to the cumulative financial information for the Company for the period from September 3, 1997 through October 31, 2004. Our opinion on the consolidated financial statements would refer to the reports of the other auditors for the period from September 3, 1997 to October 31, 2004. Our report to the shareholders dated February 28, 2008 is expressed in accordance with Canadian reporting standards, which do not permit reference to the reports of other auditors in our auditor’s report in the introductory paragraph.

"SCHWARTZ LEVITSKY FELDMAN LLP"

Toronto, Ontario, Canada	Chartered Accountants
February 28, 2008	Licensed Public Accountants

1167 Caledonia Road
Toronto, Ontario M6A 2X1
Tel: 416 785 5353
Fax: 416 785 5663

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Balance Sheet
(Expressed in United States dollars)
(See Note 2 - Going Concern)

As at	October 31, 2007	October 31, 2006
		(as restated - Note 9)

Assets
Current assets:
Cash and cash equivalents	$244,575	$406,702
Deposits and other receivables (Note 5)	84,657	58,738
	329,232	465,440
Property and equipment (Note 6)	-	-
Patents and trademarks (Note 7)	-	-
Royalty rights (Note 4 and Note 10)	-	-
	329,232	465,440

Liabilities and Shareholders' Deficiency
Current liabilities:
Accounts payable and accrued liabilities (Note 5)	1,861,087	914,363

Shareholders' Deficiency:
Share capital: (Note 8)
Authorized:
2,000,000 special preference shares, redeemable, voting
Unlimited common shares without par value
Issued and outstanding:
72,946,167 common shares ( 2006: 69,191,299)	37,166,397	36,693,353
Contributed surplus (Notes 8 and 9)	22,691,336	21,435,934
Deficit accumulated during the development stage	(61,389,588)	(58,578,210)
	(1,531,855)	(448,923)
	$329,232	$465,440

Management Compensation and Related Party Transactions (Note 12)
Commitments (Note 13)
Contingencies (Note 14)

"Joseph Fuda" (Signed)
Joseph Fuda, Director

"David Sharpless" (Signed)
David Sharpless, Director

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Operations, Comprehensive Loss and Deficit
(Expressed in United States dollars)

For the year ended October 31, 2007 (with comparative data)

				Period from
				September 3, 1997
	Oct. 31, 2007	Oct. 31, 2006	Oct. 31, 2005	to October 31, 2007

Interest and other income	$2,586	$9,930	$8,703	$552,603

Costs and expenses (income):
Administration	223,177	268,241	320,383	2,961,840
Professional, other fees, and salaries (Note 12)	1,631,309	3,248,588	3,178,032	38,421,528
Research and development (Notes 6 and 13)	682,331	368,969	362,141	7,808,133
Travel and entertainment	141,200	195,607	169,737	1,574,126
Amortization of property and equipment (Note 6)	-	-	2,925	344,466
Foreign exchange loss (gain)	135,947	(13,295)	10,968	79,480
Amortization of patents and trademarks	-	-	-	67,596
Operating leases	-	-	-	109,412
Loss on sale of investment	-	-	-	54,606
Write-down of investment	-	-	-	61,020
Write-down of royalty rights (Note 10)	-	-	-	10,000,000
Write-down of patents and trademarks (Note 7)	-	-	-	299,820
Interest expense	-	-	-	75,027
Loss on sale of property and equipment	-	-	-	65,460
	2,813,964	4,068,110	4,044,186	61,922,514

Loss before income taxes	(2,811,378)	(4,058,180)	(4,035,483)	(61,369,911)

Income taxes (Note 11)		-		19,677

Net loss and comprehensive loss for the year	(2,811,378)	(4,058,180)	(4,035,483)	(61,389,588)

Deficit accumulated during the
development stage, beginning of year - as restated (Note 8)	(58,578,210)	(54,520,030)	(50,484,547)	-
Deficit accumulated during the
development stage, end of year	(61,389,588)	($58,578,210)	($54,520,030)	($61,389,588)

Loss per share - basic and diluted	(0.04)	(0.06)	(0.07)	(1.15)

Weighted average number of shares	70,685,153	66,709,353	62,155,234	53,192,184

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statement of Cash Flows
(Expressed in United States dollars)
For the year ended October 31, 2007 (with comparative data)

				Period from
				September 03, 1997
	Oct.31, 2007	Oct. 31, 2006	Oct. 31, 2005	to October 31, 2007

Cash flows from operating activities:
Net loss and comprehensive loss for the period	($2,811,378)	($4,058,180)	($4,035,483)	($61,389,588)
Adjustments to reconcile loss for
the period to net cash used in operating activities:
Amortization of patents and trademarks		-	-	67,596
Amortization of property and equipment		-	2,925	529,686
Stock option expense	269,216	2,058,560	1,721,742	21,888,997
Loss on sale of investment		-	-	54,606
Write down of investment		-	-	61,020
Loss on disposal of property and equipment		-	-	65,460
Write-down of royalty rights		-	-	10,000,000
Write-down of patents and trademarks		-	-	299,820
Share compensation expense		-	-	7,285,696
Non-cash wages and salaries		-	-	34,000
Decrease (increase) in deposits and other receivables	(25,919)	26,834	(52,010)	(76,060)
Increase (decrease) in accounts payable and accrued liabilities	946,724	111,157	366,582	1,750,247
Net cash used in operating activities	(1,621,357)	(1,861,629)	(1,996,244)	(19,428,520)

Cash flows from investing activities:
Purchase of property and equipment	-	-	-	(729,604)
Proceeds on disposal of property and equipment	-	-	-	134,458
Patents and trademarks	-	-	-	(367,416)
Sale of available-for-sale Investment	-	-	-	260,641
Royalty rights	-	-	-	(2,000,000)
Term deposits	-	-	87,243	-
Net cash provided by (used in) investing activities	-	-	87,243	(2,701,921)

Cash flows from financing activities:
Issue of common shares	1,459,230	1,625,528	2,201,300	21,794,291
Net proceeds from shareholder's loan	-	-	-	544,891
Loan proceeds from Avanticorp International Inc.	-	-	-	112,031
Rights issue costs	-	-	-	(76,197)
Net cash provided by financing activities	1,459,230	1,625,528	2,201,300	22,375,016

Increase (decrease) in cash and cash equivalents	(162,127)	(236,101)	292,299	244,575

Cash and cash equivalents, beginning of period	406,702	642,803	350,504	-
				-
Cash and cash equivalents, end of period	$244,575	$406,702	$642,803	$244,575

Supplemental cash flow information:
Interest paid	-	-	-	76,987
Income taxes paid	-	-	-	66,722

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
(Expressed in United States dollars)

For the year ended October 31, 2007 (with comparative data)
	Number of Shares	Share Capital	Contributed	Deferred Share	Deficit
			Surplus	Compensation	Accumulated during
					Development stage
Micromem share capital, October 31, 1998	3,490,643	$ -	$ -	$ -	$ -
Exercise of director’s stock options	490,000	-	-	-	-
Pageant share capital, October 31, 1998	-	1	-	-	-
Net loss for the year	-	-	-	-	(500,992)
Common shares of Pageant, December 4, 1998	-	4,999	-	-	-
Assigned fair value of net assets (Note 3(c) (iv))	32,000,000	549,140	-	-	-
Micromem share capital, September 11, 1999	35,980,643	554,140	-	-	(500,992)

Exercise of common share purchase warrants for cash	120,676	164,053	-	-	-
Private placement of common shares for cash, May 17, 1999	350,000	1,050,000	-	-	-
Shareholder loan forgiven (Note 9)	-	-	544,891	-	-
Exercise of stock options for cash	100,000	300,000	-	-	-

Net loss for the year	-	-	-	-	(5,207,787)
Balance, October 31, 1999	36,551,319	2,068,193	544,891	-	(5,708,779)

Exercise of common share purchase warrants for cash	182,087	274,717	-	-	-
Exercise of stock options for cash	100,000	300,000	-	-	-
Deferred share compensation (Note 12)	-	-	2,711,881	(453,219)	-
Private placement of common shares for cash, February 10, 2000	2,000,000	5,000,000	-	-
Common shares issued pursuant to compensation agreements, March 15, 2000	901,110	4,206,447	-	-	-
Stock options issued to directors/consultants			9,681,257		-
Net loss for the year	-	-	-	-	(16,940,613)
Balance, October 31, 2000	39,734,516	11,849,357	12,938,029	(453,219)	(22,649,392)

Exercise of common share purchase warrants for cash	362,450	554,655	-	-	-
Common shares issued under rights offering November 20, 2000	304,674	1,119,058	-	-	-
Exercise of stock options for cash	800,000	2,400,000	-	-	-
Deferred share compensation (Note 12)	-	-	(453,219)	453,219	-
Stock-based compensation	-	-	34,000	-	-
Exercise of director’s stock options for cash, January 17, 2001	714,686	71,469	-	-	-
Common shares issued pursuant to compensatory stock options, at January 17, 2001 (Note 12 (a))	-	1,581,242	(1,581,242)	-	-
Adjustment-share compensation expenses (Note 12)	-	-	(677,420)	-	-
Common shares issued pursuant to compensation agreement, January 23, 2001(Note 12 (a))	11,192	66,461	-	-	-
Private placement of common shares for cash, March 21, 2001	2,000,000	4,000,000	-	-	-
Common shares issued under asset purchase agreement to Estancia Limited, March 14, 2001	2,007,831	8,000,000	-	-	-
Compensation shares due but not issued (Note 12)	-	-	1,431,545	-	-
Stock options issued to directors/consultants			4,627,752
Net loss for the year	-	-	-	-	(9,187,377)

Balance, October 31, 2001	45,935,349	29,642,242	16,319,445	-	(31,836,769)
Stock options issued to directors/consultants			1,832,500
Shares issued pursuant to compensatory agreement, March 26, 2002 (Note 12)	765,588	1,431,545	(1,431,545)	-	-
Net loss for the year	-	-	-	-	(14,565,515)
Balance, October 31, 2002	46,700,937	31,073,787	16,720,400	-	(46,402,284)

Private placement of common shares for cash, August 13, 2003 (Note 8(d))	2,031,250	162,500	-	-	-
Net loss for the year	-	-	-	-	(1,767,965)
Stock options issued to directors/consultants			318,000
Balance, October 31, 2003	48,732,187	31,236,287	17,038,400	-	(48,170,249)

Private Placement of common shares for cash, December 2003 (Note 8 (e) ii)	500,000	40,000	-	-	-
Private Placement of common shares for cash, December 2003 (Note 8 (e) i)	300,000	33,000	-	-	-
Exercise of common share purchase warrants for cash (Note 8(d), August 2004	2,031,250	162,500	-	-	-
Exercise of common share purchase warrants for cash (Note 8 (e) ii), June-September 2004	1,000,000	80,000	-	-	-
Exercise of common share purchase warrants for cash (Note 8 (e) i), October 2004	200,000	22,000	-	-	-
Exercise of options for cash	5,300,000	530,000	-	-	-
Stock options issued to consultant	-	-	1,379,970	-	-

Net loss for the year	-	-	-	-	(2,314,298)
Balance, October 31, 2004	58,063,437	32,103,787	18,418,370	-	(50,484,547)

Exercise of common share purchase warrants for cash (Note 8(e)), December – January 2005	400,000	44,000	-	-	-
Private placement of common shares for cash	1,028,334	617,000	-	-	-

Net loss for the quarter	-	-	-	-	(453,523)
Stock options issued to consultants/employers	-	-	202,203	-
Balance at January 31, 2005	59,491,771	32,764,787	18,620,573	-	(50,938,070)

Exercise of common shares purchase warrants for cash (Note 8(d)), February, 2005	1,406,250	112,500	-	-	-
Private Placement of common shares for cash, March, 2005	1,300,000	845,000	-	-	-
Private Placement of common shares for cash, February, 2005	14,000	10,500	-	-	-
Legal expenses relating to private placements	-	(75,000)	-	-	-

Net loss for the quarter	-	-	-	-	(474,227)
Balance at April 30, 2005	62,212,021	33,657,787	18,620,573	-	(51,412,297)

Exercise of stock options (Note 8(b)), June, 2005	1,820,000	553,600
Settlement of accounts payable for common shares.	62,428	43,700

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
(Expressed in United States dollars)

For the year ended October 31, 2007 (with comparative data)
	Number of Shares	Share Capital	Contributed	Deferred Share	Deficit
			Surplus	Compensation	Accumulated during
					Development stage

Exercise of stock options (Note 8(b)), June, 2005	1,820,000	553,600
Settlement of accounts payable for common shares.	62,428	43,700
Stock options issued to consultants/employees			903,040

Net loss for the quarter					(1,726,931)

Balance at July 31, 2005	64,094,449	$ 34,255,087	$ 19,523,613	$ -	(53,139,228)

Exercise of common shares purchase warrants for cash September, 2005	625,000	50,000	-
Stock options issued to consultants			616,499
Net loss for the quarter					(1,380,802)

Balance at October 31, 2005 as previously reported	64,719,449	$ 34,305,087	$ 20,140,112	$ -	(54,520,030)

Transfer to contributed surplus re financial advisory agreement (Note 9)		(264,000)	264,000
As restated at October 31, 2005	64,719,449	34,041,087	20,404,112	-	(54,520,030)

Exercise of stock options (Note 8(b))	150,000	45,000
Stock options issued to consultants/employees			143,786

Net loss for the quarter					(734,482)
Balance at January 31, 2006	64,869,449	34,086,087	20,547,898	-	(55,254,512)

Exercise of stock options (Note 8(b))	1,600,000	480,000

Net loss for the quarter					(333,768)
Balance at April 30, 2006	66,469,449	34,566,087	20,547,898	-	(55,588,280)

Private placement of common shares for cash May 2006	150,000	75,000
Exercise of stock options (Note 8(b))	1,100,000	329,980
Exercise of common share purchase warrants for cash (Note 8(d))	771,850	485,548

Net loss for the quarter					(530,370)
Balance as at July 31, 2006	68,491,299	35,456,615	20,547,898	-	(56,118,650)

Exercise of stock options (Note 8(b))	700,000	210,000
Stock options issued to consultants/emplopyees			1,914,774

Net loss for the quarter					(2,459,560)
Balance at October 31, 2006 as previously reported	69,191,299	35,666,615	22,462,672	-	(58,578,210)

Transfer from contributed surplus re stock options (Note 9)		1,026,738	(1,026,738)
As restated at October 31, 2006	69,191,299	36,693,353	21,435,934	-	(58,578,210)

Exercise of stock options (Note 8(b))	1,000,000	300,000
Transfer from contributed surplus		190,000	(190,000)
Price adjustment on outstanding warrants (Note 8)		(332,361)	332,361
Net loss for the quarter					(357,766)
Balance at January 31, 2007	70,191,299	36,850,992	21,578,295	-	(58,935,976)

Exercise of stock options (Note 8(b))	600,000	180,000
Transfer from contributed surplus		114,000	(114,000)
Stock options issued to director			96,945
Exercise of warrants for cash	417,500	167,000
Price adjustment on outstanding warrants (Note 8)		(800,299)	800,299
Net loss for the quarter					(524,908)
Balance at April 30, 2007	71,208,799	36,511,693	22,361,539	-	(59,460,884)

Exercise of warrants for cash	60,000	24,000
Price adjustment on outstanding warrants (Note 8)		(193,648)	193,648
Stock options issued to consultant/employee			33,914
Net loss for the quarter					(600,100)
Balance at July 31, 2007	71,268,799	36,342,045	22,589,101	-	(60,060,984)

Exercise of stock options (Note 8(b))	100,000	72,000
Transfer from contributed surplus		36,122	(36,122)
Private placement of common shares for cash October, 2007	1,577,368	716,230
Stock options issued to consultant/employees			52,873
Warrants issued to consultants			85,484
Net loss for the quarter					(1,328,604)
Balance at October 31, 2007	72,946,167	37,166,397	22,691,336	-	(61,389,588)

See accompanying notes.

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

October 31, 2007 and 2006

1.

Nature of business:

Micromem Technologies Inc. (“Micromem” or the “Company”) is a corporation incorporated under the laws of the Province of Ontario, Canada.  By Articles of Amendment dated January 14, 1999, the Company changed its name from Avanticorp International Inc. to Micromem Technologies Inc.  On January 11, 1999, the Company acquired all of the outstanding shares of Pageant Technologies Inc. (“Pageant”), a company subsisting under the laws of Barbados.   This acquisition was recorded as a reverse takeover under Canadian generally accepted accounting principles (“Canadian GAAP”) which, in the case of the Company, conforms with United States generally accepted accounting principles (“U.S. GAAP”).

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

The Company currently operates as a developer of non-volatile magnetic memory technology.  The Company has not generated significant revenue through October 31, 2007 and is devoting substantially all of its efforts to the development of its technology.  Accordingly, for financial reporting purposes, the Company is a development stage enterprise.

2.

Going concern:

These consolidated financial statements have been prepared on the “going concern” basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company has incurred substantial losses to date.  It will be necessary to raise additional funds for the continuing development, testing and commercial exploitation of its technology.   The sources of these funds have not yet been identified and there can be no certainty that additional funds will be available in the future.

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

October 31, 2007 and 2006

Certain principal conditions and events are prevalent which indicate that there is substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.  These include:

a.

Recurring operating losses

b.

Stockholders’ deficiency

c.

Working Capital deficiency

Management has initiated certain plans, which it believes will mitigate and alleviate these conditions and events, including exploring alternative sources of financing so as to be able to continue its research, development and commercialization efforts.

The Company continues to pursue its research initiatives as outlined in Note 13 in order to develop its technology for commercial applications and continues to raise financing for operations as outlined in Note 8.

The Company’s ability to continue as a going concern is in substantial doubt and it is dependent upon completing the development of its technology for specific applications, achieving profitable operations, obtaining additional financing and successfully bringing its technology to the market.  The outcome of these matters cannot be predicted at this time.  The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business.  If the “going concern” assumption were not appropriate for these consolidated financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

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

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

October 31, 2007 and 2006

a.

Principles of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Memtech International Inc., Memtech International (U.S.A.) Inc., Pageant Technologies Inc. and Pageant Technologies (U.S.A.) Inc. During the fiscal year ending October 31, 2003, two of the Company’s subsidiaries, Micromem Technologies B.V. and Micromem Technologies S.p.A. were wound up.  All intercompany balances and transactions have been eliminated upon consolidation.

b.

Use of estimates:

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period.  Actual results could differ from those estimates.  Examples of where estimates are used include the computation of stock option expense calculated in accordance with the Black Scholes option-pricing model and in the estimation of accrued liabilities.

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

October 31, 2007 and 2006

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

g.

Stock-based compensation:

The Company has a stock-based compensation plan, which is described in Note 8.    Stock-based compensation is recognized using the fair value method.  Under this method, the Black Scholes option-pricing model is used to determine periodic stock option expense.  Any compensatory benefit recorded is recognized initially as deferred share compensation in the consolidated statements of stockholders’ equity and then charged against income over the contractual or vesting period.

Until October 31, 2004, for all awards of employee stock-based compensation granted after January 1, 2002, the Company recognized employee stock-based compensation costs under the intrinsic value-based method and provided pro forma disclosure of net income and earnings per share as if the fair value-based method had been applied.

Effective November 1, 2004 the Company has adopted the fair value method of accounting for employee stock-based compensation costs.  Accordingly, the financial statements for the years ending October 31, 2000 - 2004 and the cumulative financial statements for the period from September 3, 1997 to October 31, 2004 have been restated to reflect the stock-based compensation costs that the Company has incurred in each period, which expense previously was disclosed on a proforma basis.

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

October 31, 2007 and 2006

The stock-based compensation expense for options granted since November 1, 2004 have been reflected as an expense in the consolidated statement of operations in the period in which the granted options have vested.  As stock options are exercised, the Company records a charge to contributed surplus and a credit to share capital.  The amount reported in each case is based on the original expense recorded when the related options were granted.

h.

Income taxes:

The Company accounts for income taxes by the asset and liability method.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted tax rates and laws that are expected to apply when the asset is realized or the liability settled.  To the extent that it is estimated that a future income tax asset will not be realized, a valuation allowance is provided.

i.

Long-Lived Assets

The Company records the value of the long-term assets acquired at cost.   Such rights are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  In such circumstances an impairment loss is calculated as equal to the excess of the carrying value of the assets over their undiscounted estimated future net cash flows.

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

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

October 31, 2007 and 2006

k.

Earnings or Loss Per Share:

Basic earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding for the year.  Diluted earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding plus common stock equivalents (if dilutive) related to stock options and warrants for each year.

l.

Unit Private Placements:

The Company has adopted the residual value approach in accounting for the value assigned to the common shares and the warrants which it has made available in a number of Unit private placement financings. In that the Unit private placement price is equal to the common share price at the issue date of the Unit, the Company has assigned 100% of the proceeds to the common shares and a nil value to the attached warrants.

m.

Warrant Repricing:

The Company records a non-cash charge to share capital and an offsetting credit to contributed surplus at the point in time that outstanding common share purchase warrants are repriced.  The amount reported is calculated based on the Black Scholes option-pricing model.

n.

Recent Accounting Pronouncements:

i.

Accounting Changes

Effective January 1, 2007, the Company adopted the new recommendations of the CICA Handbook Section 1506, Accounting changes.  Under these new recommendations voluntary changes in accounting policy are permitted only when they result in the financial statements providing reliable and/or relevant information.

These recommendations also require changes in accounting policy to be applied retrospectively unless doing so is impractical, require prior period errors to be corrected retrospectively, require enhanced disclosures about the effect of changes in accounting policies, estimates and errors on the financial statements and require disclosure of new primary sources of GAAP that have been issued but not yet effective.  The adoption of Section 1506 has no impact on the Company.

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

October 31, 2007 and 2006

ii.

Capital Disclosures

CICA Handbook Section 1535, Capital Disclosures, requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such noncompliance.

This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.  The Company has not yet determined the impact, if any, of the adoption of this change on the disclosure in its financial statements.

iii.

Financial Instruments

Effective November 1, 2006, the Company adopted five new accounting standards that were issued by the Canadian Institute of Chartered Accountants ("CICA"): Comprehensive Income (Section 1530"), Hedges (Section 3865"), Financial Instruments-Recognition and Measurements ("Section 3855"), Equity ("Section 3251"), and Financial Instruments - Disclosure and Presentation ("Section 3861"). These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

Comprehensive Income

Section 1530 requires the presentation of comprehensive income, which consists of net income and other comprehensive income ("OCI"). Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. OCI refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles.

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

October 31, 2007 and 2006

Financial Instruments - Recognition and Measurement and Disclosure and Presentation Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets and financial liabilities, including derivatives, are measured in the balance sheet at fair value, except for loans and receivables, investments held-to maturity and other financial liabilities, which are measured at amortized cost. Measurement in subsequent periods depends on whether the financial instrument had been classified as held-for trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.  There has been no impact on the financial statements in adopting these policies.

Held-for-trading financial investments are measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the assets are removed from the balance sheet. All changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met in accordance with Section 3865 which requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.   There has been no impact on the financial statements in adopting these policies.

As a result of the adoption of these standards, the Company classifies cash and cash equivalents as held-for-trading. Held-for-trading financial assets are measured at fair value with unrealized gains and losses recognized in the consolidated statement of Income.  There has been no impact on the financial statements in adopting these policies.

The Company classifies derivative instruments, such as foreign exchange forward contracts, as held for-trading unless the instruments meet all the criteria of a hedge. If the criteria is met, then any unrealized gains and losses will be reported in other comprehensive income.  There has been no impact in the financial statements in adopting these policies.

iv.

Financial Instruments – Disclosure

CICA Handbook Section 3862, Financial Instruments – Disclosure, increases the disclosure currently required that will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value.  In addition, disclosure is required of qualitative and quantitative information about exposure to risk arising from financing instruments, including specified minimum disclosures about liquidity risk and market risk.  The quantitative disclosures must also include a sensitivity analysis for each type of market risk to which an entity is exposed, showing how net income and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable.  This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.  The Company has not yet determined the impact, if any, of the adoption of this change on the disclosure in its financial statements.

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

October 31, 2007 and 2006

v.

Financial Instruments – Presentation

CICA Handbook Section 3863, Financial Instruments – Presentation, replaces the existing requirements on presentation of financial instruments which have been carried forward unchanged to this section.  This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.  The Company does not expect the adoption of this standard to have any impact on the financial statements.

vi.

General Standards on Financial Statement Presentation

CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.  This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.  The Company does not expect the adoption of these changes to have an impact on its financial statements.

vii.

International Financial Reporting Standards

The CICA plans to converge Canadian GAAP with International Financial Reporting Standards (“IFRS”) over a transition period expected to end in 2011.   The impact of the transition to IFRS on the Company’s financial statements is not yet determinable.

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

October 31, 2007 and 2006

4.

Acquisition of royalty rights and remaining interest in technology from Estancia Limited:

On December 9, 2000, the Company and its subsidiary, Pageant, entered into an Asset Purchase Agreement (the “Agreement”) with Estancia Limited (“Estancia”) and Richard Lienau (“Lienau”) to purchase the remaining 50% interest in the patents which the Company did not own and a 40% gross profit royalty (“Estancia Royalty”), in respect of certain ferromagnetic memory technology known as VEMRAM (previously known as MAGRAM) and covered by U.S. Patent #5,295,097 and the related patent applications (the “Vemram Patents”) described in the Agreement and all rights (the “Technology”) held by Estancia and Lienau under the Joint Ownership and Licensing Agreement dated September 17, 1997 among Estancia, Lienau and Pageant.  Under the terms of the Agreement, the Company was required to pay a maximum purchase price of $50,000,000 to Estancia as follows:

a.

$10,000,000 was paid on closing (after receipt of regulatory approvals), in the form of $8,000,000 in common shares of the Company (“Micromem Shares”) (based on the price on the closing date) and $2,000,000 in cash;

b.

$20,000,000 if and when either (i) certification was received from Honeywell Federal Manufacturing & Technologies (“Honeywell”) that fully integrated, randomly addressable memory matrices of the Technology met certain stipulated performance standards, or (ii) the Company or any of its affiliates executed a definitive agreement for the sale or licensing of the Technology to an arm’s length third party for any commercial purposes other than testing or evaluation of the Technology; payable in the form of cash and Micromem Shares to be determined by Pageant provided that a minimum of 50% of the $20,000,000 would be paid in Micromem Shares valued at the close of trading on the date of receipt of such certification, sale or licensing; and

c.

$20,000,000 if and when the Company or any of its affiliates executed a definitive agreement for the sale or licensing with respect to any technology (including the Technology) owned by the Company to an arm’s length third party for any commercial purposes other than testing or evaluation of the technology, payable in the form of cash and Micromem Shares to be determined by Pageant provided that a minimum of 50% of the $20,000,000 would be paid in Micromem Shares valued at the close of trading on the date of execution of such sale or licensing.

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

October 31, 2007 and 2006

During fiscal 2001, the Company paid $2,000,000 in cash and issued 2,007,831 shares, being the equivalent of $8,000,000, the first installment payable under the terms described above, on approval by its shareholders in the annual shareholder meeting held on March 14, 2001.  The $10,000,000 paid was initially recorded as royalty rights in fiscal 2001 and was written down to nil value in fiscal 2002 (Note 10).

On March 9, 2004, the requirements set out in terms (b) and (c) above were not met and, in accordance with the terms of the Agreement, the Company’s obligations to pay these amounts terminated.  The Company thus has had to revert to Estancia:

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

5.

Non-cash working capital balances:

A.

Deposits and other receivables

	10/31/07	10/31/06
Sales tax recoverable	$ 47,792	$15,110
Receivables from companies where senior officers and directors of the Company exercise significant influence (Note 12(b)) and employee advances	34,856	41,928
Prepaid insurance	2,009	1,700
	$84,657	$58,738

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

October 31, 2007 and 2006

B.

Accounts payable and accrued liabilities

	10/31/07	10/31/06

Deferred compensation to Chairman (Note 12(a) ii) and to senior officers (Note 12(c))	$625,732	$397,118

Accrual of costs under technology development agreement (Note 13(b))	289,863	289,863

Accounts payable and other accruals	945,492	227,382
	$1,861,087	$914,363

Included in accounts payable are the following bridge loans:

a.

$100,000 which the Company secured from an arms’ length party on October 17, 2007.  The loan bears interest at 3% per month.  In November 2007, the loan was settled through the issuance of common shares (Note 17).

b.

$30,000 which the Company secured from a director in September 2007.  There are no specified repayment terms or interest on the loan.   In February 2008, this loan was settled through the issuance of common shares (Note 17).

6.

Property and equipment:

	10/31/06	Additions	10/31/07
Cost:
Computers and equipment	$ 41,348	-	$ 41,348
	$ 41,348	-	$ 41,348

	10/31/06	Amortization Expense	10/31/07
Accumulated amortization:
Computers and equipment	$ 41,348	-	$ 41,348
	$ 41,348	-	$ 41,348

	10/31/06	10/31/07
Net book value:	$ -	$ -
Computers and equipment	$ -	$ -

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

October 31, 2007 and 2006

During fiscal 2003, the Company contributed equipment and supplies with a net book value of $58,302 under the “Equipment Transfer Agreement” to the University of Toronto (“U of T”) (Note 13A(4)).  The net book value of the contributed equipment has been charged to the period as a research and development expense.

7.

Patents and trademarks:

In 2003 the Company discontinued a number of patent and trademark applications primarily outside the United States and the net book value of $130,839 relating to these applications was written off in 2003.   At the time the Company also assessed the remaining balances reported for patents and trademark applications registered in Canada and in the United States and expensed the residual net book value of $168,981 to reflect the uncertain nature of future events.

The Company continues to actively pursue and protect its patents and trademarks registered in Canada and the United States.  Current expenditures for patent-related activity have been expensed.

8.

Share Capital:

A.

Authorized and outstanding:

The Company has two classes of shares as follows:

i.

Special redeemable voting preference shares, 2,000,000 authorized, none are issued and outstanding.

ii.

Common shares without par value – an unlimited number authorized.  At October 31, 2007 the Company reports 72,946,167 outstanding common shares.   The Company had also issued 100,000 common shares which it held in trust at October 31, 2007 pending an anticipated financing and which shares are not included in the issued and outstanding total.   Subsequent to October 31, 2007, these shares were cancelled in that the anticipated financing did not materialize.

B.

Stock option plan:

The Company has a fixed stock option plan. Under the Company’s Stock Option Plan (the “Plan”), the Company may grant options for up to 15,000,000 shares of common stock to directors, officers, employees or consultants of the Company and its subsidiaries.  The exercise price of each option is equal to or greater than the market price of the Company’s shares on the date of grant unless otherwise permitted by applicable securities regulations.  An option’s maximum term under the Plan is 10 years.  Stock options are fully vested upon issuance by the Company.

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

October 31, 2007 and 2006

A summary of the status of the Company’s fixed stock option plan as at October 31, 2007 and changes during the periods ended on those dates is as follows:

October 31, 2007
	Options in Thousands	Weighted Average exercise price
Outstanding, beginning of year	11,550.53
Granted	775.50
Expired	(300)	.80
Exercised	(1,700)	.33
Outstanding end of year	10,325.55

Cash proceeds realized during the year ended October 31, 2007 by the Company upon the exercise of a total of 1.7 million options by officers and directors totaled $552,000 (2006:  3,550,000 options for proceeds of $1,064,980).

The following options which have vested immediately have been granted after October 31, 2006:

i.

350,000 options were awarded to an outside director in April 2007 pertaining to technical and marketing services provided.   These options have a strike price of $0.36 per share and expire in April 2012 if unexercised.

ii.

150,000 options were awarded to an arm’s length engineering consulting firm in June 2007 who has provided services to the Company.  These options have a strike price of $0.70 per share and expire on May 31, 2008 if unexercised.

iii.

50,000 options were awarded to an employee in June 2007.   These options have a strike price of $0.50 per share and expire on May 31, 2012 if unexercised.

iv.

225,000 options were awarded to employees and a consultant in October 2007.  These options have a strike price of $0.60 per share and expire on October 25, 2012 if unexercised.

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

October 31, 2007 and 2006

At October 31, 2005 the cumulative stock compensation expense for stock options granted to employees has been calculated, using the Black Scholes option-price model, as $17,829,459 which expense had previously not been reflected in the consolidated statement of operations and deficit.  Effective November 1, 2004, the Company adopted the fair value method of accounting for stock compensation expense and, accordingly, restated the prior year financial statements as appropriate.

A reconciliation of the restatement of the prior year financial statements is as below:

	2004	2003	Period from September 3, 1997 to October 31, 2004

Stock compensation expense as originally reported	$ 10,020	$ -	$ 10,020
Restatement – expense using fair value method	1,369,950	318,000	19,551,201
Restated stock compensation expense	$ 1,379,970	$ 318,000	$ 19,561,221

Net loss as originally reported	$ (944,348)	$ (1,449,965)	$(36,690,571)
Restatement – expense using fair value method	(1,369,950)	(318,000)	(17,829,459)
Restated net loss	$ (2,314,298)	$ (1,767,965)	$(54,520,030)

Closing deficit as originally reported	$(32,655,088)	$(31,710,740)	$(36,690,571)

Restatement, expense using fair value method	(17,829,459)	(16,459,509)	(17,829,459)
Restated closing deficit	$(50,484,547)	$(48,170,249)	$(54,520,030)

Basic and fully diluted loss per share as originally reported	$ (0.02)	$ (0.03)	$ (0.75)

Restatement – impact on loss per share using fair value method	(0.02)	(0.01)	(0.38)

Revised basic and fully diluted loss per share	$ (0.04)	$ (0.04)	$ (1.13)

The fair value of each option used for the purpose of estimating the stock compensation cost is based on the grant date using the Black Scholes option-pricing model.  The unexpended stock-based compensation deferred over the vesting period is nil.

The fair value of all options granted since 2005 was estimated as of the date of grant using the Black Scholes option-pricing model with the following assumptions:

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

October 31, 2007 and 2006

	2007	2006	2005
Expected dividends	-	-	-
Volatility factor	51% - 97%	99%-111%	97% - 142%
Risk free interest rate	4.5% – 4.75%	3.25% – 4.5%	3.25%
Weighted average expected life	1 to 1.5 years	1.5 years	1.5 years

The current stock compensation expense as reflected in the financial statements is summarized as:

Quarter Ending	Expense

January 31, 2005	$ 202,203
April 30, 2005	-
July 31, 2005	903,040
October 31, 2005	616,499

January 31, 2006	143,786
April 30, 2006	-
July 31, 2006	-
October 31, 2006	1,914,774

January 31, 2007	-
April 30, 2007	96,945
July 31, 2007	33,914
October 31, 2007	52,873

The following table summarizes information about stock options outstanding as at October 31, 2007 (Note 17):

Options Outstanding				Options exercisable
Actual exercise price	Number outstanding	Weighted average remaining contractual life (in years)	Weighted Average exercise price	Number Exercisable	Weighted Average exercise price
$ 0.30	200,000	1.7 years	$0.30	200,000	$ 0.30
0.68	100,000	3.3 years	0.68	100,000	0.68
0.91	100,000	2.3 years	0.91	100,000	0.91
0.72	2,400,000	2.5 years	0.72	2,400,000	0.72
0.65	1,800,000	2.5 years	0.65	1,800,000	0.65
0.60	300,000	3.0 years	0.60	300,000	0.60
0.80	4,600,000	3.7 years	0.80	4,600,000	0.80

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

October 31, 2007 and 2006

0.63	50,000	3.1 years	0.63	50,000	0.63
0.36	350,000	4.5 years	0.36	350,000	0.36
0.70	150,000	.5 years	0.70	150,000	0.70
0.50	50,000	4.5 years	0.50	50,000	0.50
0.60	225,000	5.0 years	0.60	225,000	0.60
0.55	10,325,000		0.55	10,325,000	0.55

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

D.

Warrants

Under the residual value accounting policy which the Company has adopted, the Company has allocated the closing trading value of its shares as at August 13, 2003 to the common shares.  Since the net proceeds received from the issuance of the common shares attached to the First Units equaled the closing trading value at the date authorized by the Board of Directors, the warrants were allocated nil value, as outlined below.

On August 13, 2003, the Company issued 2,031,250 First Units at $0.08 each.  Each First Unit provided the holder with one common share and a warrant for one Second Unit at $0.08 each, exercisable for one year.  Each Second Unit provided the holder with one common share and a warrant for one common share at $0.08 each, exercisable for one year.

In August 2004, the holders of the First Units exercised the First Unit warrants and the Company thus issued 2,031,250 common shares and the warrants for the Second Units and realized proceeds of $162,500.

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

October 31, 2007 and 2006

In February 2005, the holders of the Second Units exercised 1,406,250 Second Unit warrants and the Company thus issued 1,406,250 common shares and realized proceeds of $112,500.

In August 2005, the holders of the Second Units exercised 625,000 Second Units warrants and the Company thus issued 625,000 common shares and realized proceeds of $50,000.

E.

Private Placements

Under the residual value accounting policy which the Company has adopted, the Company has allocated the net proceeds received from the Unit private placements outlined below to the common shares attached to the Units since the net proceeds equaled the closing trading value of the shares at the date authorized by the Board of Directors.  Accordingly, the warrants were allocated nil value.

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

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

October 31, 2007 and 2006

Each unit consisted of one common share and one Series A. Warrant.  Each Series A Warrant entitled the holder to purchase one common share and one Series B Warrant for $0.08 until expiry 12 months from the date of issue. Each Series B Warrant entitled the holder to purchase one additional common share for $0.08 until expiry 12 months from the date of issue.

In June 2004, the private investor exercised the Series A warrants and the Company thus issued 500,000 common shares and 500,000 Series B warrants and realized proceeds of $40,000.

In September 2004, the private investor exercised the Series B warrants and the Company thus issued 500,000 common shares and realized proceeds of $40,000.

iii)

In December 2004 the Company completed a Unit private placement to several U.S. investors pursuant to prospectus and registrations exemptions set forth in applicable securities laws.   Under the private placement, the Company received $617,000 as subscription proceeds for the sale and issue of 1,028,334 Units.  Each Unit consisted of one common share and one Series A Warrant.  Each series A Warrant entitled the holder to purchase one common share and one Series B warrant for $.60 until expiry 12 months from the date of issue.  Each Series B Warrant entitled the holder to purchase one additional Common Share for $.60 until expiry 12 months from the date of issue.

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

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

October 31, 2007 and 2006

In December 2005 the Company revised the terms of the Unit private placements outlined in Note 8(E) (iii) (iv) and (v).  In each case the Unit was revised to consist of one common share, one Series A warrant expiring on June 30, 2006 and one Series B warrant expiring on December 31, 2006.   In June 2006, the Series A warrants were extended to September 30, 2006 and, concurrently, 771,883 warrants were exercised and the Company realized $485,548 of net proceeds.  The remaining terms of the Series A and Series B warrants were unchanged.

During the quarter ending January 31, 2007 the Company further extended the expiry date of the Series A and Series B warrants referred to in (iii) – (v) above to June 30, 2007 and has revised the subscription price in each case to $0.50.  The Company reported a non-cash credit to contributed surplus of $332,361 during the 3 months ended January 31, 2007 with respect to the repricing of these warrants.  In April 2007 the Company again revised the terms of these warrants – the term was extended to June 2008 and the strike price was reduced from $0.50 per warrant to $0.40 per warrant.  The Company reported a non-cash credit to contributed surplus of $800,299 with respect to the repricing of these warrants.

The fair value of the repricing of these warrants was estimated as of the date of the repricing using the Black Scholes option-pricing model with the following assumptions:

Expected dividends	-
Volatility factor	51% - 97%
Risk-free interest rate	4.5% - 4.75%
Weighted average expected life	1 to 1.5 years

vi)

In May 2006, the Company completed a Unit private placement financing with two investors pursuant to prospectus and registration exemptions set forth in applicable securities laws.  Under the private placement the Company received $75,000 as subscription proceeds for the sale and issue of 150,000 Units.  Each Unit consisted of one common share and one Series A warrant.   Each Series A warrant entitle the investor to purchase one common share for $0.50 until expiry in April 2007.  These warrants expired unexercised.

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

October 31, 2007 and 2006

vii)

In October 2007, the Company completed a series of private placement financings with 8 arms’ length investors pursuant to prospectus and registration exemptions set forth in applicable securities laws.  The Company received a total of $716,230 subscription proceeds and issued a total of 1,577,368 common shares.

viii)

Subsequent to October 31, 2007 the Company has completed additional private placement financings (Note 17).

F.

Financial advisory agreements

i.

On June 8, 2005 the Company entered into a financial advisory services agreement with an arms’ length entity and, as consideration, issued 1,000,000 purchase warrants.   Each warrant entitled the holder to purchase and subscribe for one common share at $0.70 per share.  These warrants expired unexercised in June 2006.  The Company reported a non-cash charge to share capital and an offsetting credit to contributed surplus of $264,000 representing the estimated fair value with respect to these warrants.

ii.

The Company entered into a second financial advisory services agreement on June 22, 2005 with an arm’s length entity and, as consideration, issued 800,000 purchase warrants.  Each warrant entitled the holder to purchase and subscribe for one common share at $0.70 per share on or before June 30, 2007.  The Company repriced the 800,000 warrants from $0.70 per warrant to $0.40 per warrant in June 2007 and extended the term to June 2008.  The Company reported a non-cash charge to share capital and an offsetting credit to contributed surplus of $193,648 in June 2007 representing the estimated fair value with respect to the repricing of these warrants.

The fair value of the warrants as reported in F(i) and (ii) above was estimated using the Black Scholes option-pricing model with the following assumptions:

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

October 31, 2007 and 2006

	F(i)	F(ii)
Expected dividends	-	-
Volatility factor	96%	100%
Risk-free interest rate	3.25%	4.25%
Weighted average expected life	1 year	1 year

The outstanding warrants to acquire common shares arising from the 2004-2005 private placements are summarized as below (Note 8(e):

Financing	Warrants	Number	Exercise Price
December 2004	A	211,317	$.40
December 2004	B	1,028,334	$.40
February 2005	A	870,000	$.40
February 2005	B	1,300,000	$.40
February 2005	A	4,667	$.40
February 2005	B	7,000	$.40
		3,421,328

In addition 800,000 warrants to acquire common shares at a strike price of $0.40 per share are outstanding under the terms of a financial advisory services agreement.

On September 16, 2007 the Company secured a 30-day bridge loan from an arm’s length investor in the amount of $505,000.  The Company paid a 5% financing fee to arrange the bridge loan and issued 250,000 common share purchase warrants to acquire common shares at a strike price of $0.50 per share. The Company recorded a non-cash expense of $85,484 with respect to these warrants, representing the estimated fair value as of the issue date.  The warrants have a one-year term and expire in September 2008 if unexercised.  The bridge loan was repaid in October 2007.

The fair value of these warrants was estimated using the Black Scholes option-pricing model with the following assumptions:

Expected dividends	-
Volatility factor	51% - 97%
Risk-free interest rate	4.25%
Weighted average expected life	1 year

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

October 31, 2007 and 2006

9.

Contributed Surplus:

Balance at October 31, 2004	$18,418,370
Stock compensation expense relating to stock options issued	1,721,742
Balance at October 31, 2005 as originally reported	$20,140,112
Reclassification from share capital relating to warrants issued for financial advisory services (i)	264,000
Balance at October 31, 2005 as revised	$20,404,112
Stock compensation expense relating to stock options issued	2,058,560
Balance at October 31, 2006 as originally reported	$22,462,672
Reclassification to share capital relating to exercise of stock options (ii)	(1,026,738)
Balance at October 31, 2006 as revised	$21,435,934
Stock compensation expense relating to stock options issued	183,732
Stock options exercised	(340,122)
Common share purchase warrants issued	85,484
Charge relating to repricing of warrants	1,326,308
Balance at October 31, 2007	$22,691,336

i.

The Company has restated $264,000 from share capital to contributed surplus as of October 31, 2005 representing the fair value of the warrants issued under a financial advisory services agreement in 2005, estimated using the Black Scholes option-pricing model.

ii.

The Company has restated $1,026,738 from contributed surplus to share capital as of October 31, 2006 representing the fair value of the stock options exercised in 2005 – 2006, estimated using the Black Scholes option-pricing model.

The components of contributed surplus as reported at October 31, 2007 include:

	2007	2006
a. Amount relating to loan forgiveness at inception of the Company	$ 544,891	$544,891
b. Stock options compensation related	20,734,653	20,627,043
c. Common share purchase warrants	1,411,792	264,000
	$22,691,336	$21,435,934

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

October 31, 2007 and 2006

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

11.

Income Taxes:

Once the Company has completed all of its income tax return filings, it will have non-capital losses of approximately $15.8 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements.  As at October 31, 2007, the tax losses expire as follows:

	Canada	Other Foreign	Total
2008	1,363,000	-	1,363,000
2009	1,062,000	-	1,062,000
2010	932,000	265,000	1,197,000
2011	-	208,000	208,000
2014	746,000	-	746,000
2015	2,249,000	-	2,249,000
2016	1,996,000	-	1,996,000
2017	2,371,000	-	2,371,000
2023	-	73,000	73,000
2024	-	173,000	173,000
2025	-	20,000	20,000
2026	1,959,680	-	1,959,680
2027	2,370,915	-	2,370,915
Total losses	$ 15,049,595	$739,000	$15,788,595

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

October 31, 2007 and 2006

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is as follows:

	10/31/07	10/31/06	10/31/05

Consolidated accounting loss before income taxes	$(2,811,378)	$(4,058,180)	$(4,035,483)
Add nondeductible items	440,463	2,098,500	1,764,607
Loss for tax purposes	(2,370,915)	(1,959,680)	(2,270,876)
Statutory rates	36%	36%	36%
Expected income tax recovery	853,529	705,484	817,515
Tax benefit not recognized	(853,529)	705,484	(817,515)
	$ -	$ -	$ -

Future income taxes reflect the net tax effect of temporary differences between carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of the Company’s future tax assets and liabilites are as follows:

	10/31/07	10/31/06
Unused capital losses	47,566	47,566
Unused non-capital losses	4,052,162	3,786,154
Other, net	275,571	275,571
Total future tax assets	4,375,299	4,109,291
Valuation allowance	(4,375,299)	(4,109,291)
	$ -	$ -

12.

Management compensation and related party transactions:

(a)   (i)

Between 1999 and 2002, the Company entered into stock-based management compensation arrangements with the Chairman as reported in prior years’ audited financial statements.

(ii)

On May 29, 2005, the Company entered into a new employment agreement with the Chairman for a period from January 1, 2005 through September 30, 2009.  Under the terms of the agreement, the Chairman has been retained to provide certain management services to the Company.  The Company has agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over year basis commencing as of December 31, 2005 subject to a minimum annual compensation amount of $150,000 Canadian funds ($158,800 U.S. funds at October 31, 2007 exchange rates).  At the Company’s option it can pay cash or issue common shares as compensation providing that the cumulative maximum number of shares that it can issue under the agreement is 2 million common shares.  The Company determined that the compensation expense in fiscal 2007 was $292,542 Canadian funds ($309,232 U.S. funds at current exchange rates) under this agreement.

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

October 31, 2007 and 2006

The total compensation paid to the Chairman during the year is summarized as follows:

	Cash Compensation	Stock Option Expense
2007	$ 309,232	$ -
2006	133,600	416,250
2005	133,600	659,000

b.

In the normal course of business, the Company has entered into cost sharing arrangements with companies where certain senior officers and directors exercise significant influence.  These transactions, which were measured at the exchange amount on the date of the transaction, relate to salaries, rent and other expenses.  For the fiscal year ended October 31, 2007, the Company paid expenses of approximately $20,000 in rent (2006: $1,000) and $121,000 in salaries (2006: $154,000) and $3,000 in other expenses (2006:  $3,000).

c.

Included in professional fees as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers and directors of the Company.  The total compensation paid to such parties during the three months ended October 31, 2007 is summarized as follows:

	Cash Compensation	Stock Option Expense
2007	$563,000	$ 105,000
2006	$611,000	$ 1,165,000
2005	$639,000	$ 1,044,000

The above-noted compensation has been included in the Consolidated Statement of Operations, Comprehensive Loss and Deficit under the caption Professional, Other fees and Salaries, which total amount reported includes:

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

October 31, 2007 and 2006

	2007	2006	2005	Sept 3, 1998 to Oct 31, 2007
Professional and other fees	$1,250,984	$1,017,859	$1,303,662	$6,727,451
Salaries and wages	111,109	172,169	152,628	10,392,835
Stock compensation expense	269,216	2,058,560	1,721,742	21,301,242
	$1,631,309	$3,248,588	$3,178,032	$38,421,528

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

On November 12, 2003, Micromem entered into a second research collaboration agreement with MMO and the U of T for research and development associated with magnetic memory devices.  Under the second agreement, in the first year and upon renewal in the second year, MMO granted $58,900 (equivalent to Cdn. $85,000) in cash funding and Micromem contributed $56,130 (equivalent to Cdn. $81,000 in cash funding and additionally made $30,770 (equivalent to Cdn. $44,400) of in-kind contributions, all towards the research collaboration, each year.  The Company has met all of its obligations under the agreement. Micromem obtained sublicensing rights for the use of any new technology developed (“New Technology”) under this research subject to payment of an annual royalty payable in perpetuity to MMO based on a percentage of revenues from the sale of products incorporating the New Technology.

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

October 31, 2007 and 2006

2.

University of Toronto:

On November 1, 2002, the Company entered into an Infrastructure Agreement with U of T to fund the assembly of a magnetic memory facility (“MMF”) for research, development and fabrication of magnetic memory.  U of T has agreed to use the MMF in connection with, among other things, research to be conducted pursuant to collaborations between Micromem and U of T.

The terms of the agreement provided that Micromem was to contribute $249,463 (equivalent to Cdn. $360,000) in cash to fund the direct costs of the MMF.  The contribution was made in fiscal 2002-2003 by Micromem and included as a research and development expense in the consolidated statements of operations and deficit.

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

4.

Revised License Agreement:

In June 2005, the Company signed a license agreement  (“the License Agreement”) with the U of T and the Ontario Centres of Excellence (including MMO and CITO) (collectively “OCE”) whereby:

•

OCE released the Company and the University from the commercialization obligations set forth in all prior research collaboration agreements.

•

The Company acquired exclusive worldwide rights to the New Technology and technology and patent rights related to the MRAM technology developed at the UofT.

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

October 31, 2007 and 2006

•

The Company has agreed to royalties and payments under the terms of the License Agreement as follows:

•

In consideration for the rights and licenses granted, the Company shall pay to the UofT:

i.

4% of net sales until such time as the UofT has received from the Company an aggregate amount of five hundred thousand Canadian dollars (CDN$500,000);

ii.

1% of net sales thereafter.

•

If the Company sublicenses any rights granted herein to any non-affiliate:

i.

in combination or association with the Company’s intellectual property, the UofT shall receive 10% of any net fees and/or net royalties that shall be received by the Company in respect of any licenses involving both the rights granted and such Micromem intellectual property;

ii.

For all other sublicenses of the rights granted to any non-affiliate, the UofT shall receive 20% of any net fees and/or net royalties that may be received by the Company in respect of such sublicenses.

iii.

Net fees and/or net royalties shall be received from the Company until such time as the UofT has received from the Company an aggregate amount of five hundred thousand Canadian dollars (CDN$500,000); thereafter the Company shall pay half of the amounts as otherwise noted above.

•

At any point after which the Company has paid the UofT five hundred thousand Canadian dollars (CDN$500,000), the Company may at its option buy out the obligation to pay royalties under the License Agreement by paying to the UofT a single lump sum payment equaling the greater of five hundred thousand Canadian dollars (CDN$500,000) and an amount equal to the total amount of royalties paid by the Company to the UofT in the preceding twenty-four months.  The Company shall be entitled to exercise such option by providing written notice to the UofT along with the required payment, after which time the Company’s obligation to pay royalties as otherwise calculated shall be waived by the UofT.

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

October 31, 2007 and 2006

•

As a condition to entering the License Agreement the Company has agreed to a further Research Agreement with a funding commitment of no less than five hundred thousand Canadian dollars (CDN $500,000), to continue the further research and development of the inventions and the Company’s intellectual property.  In August 2005, the Company made an initial payment of CDN $250,000 (approximately $200,000 U.S. funds at the then prevailing exchange rates) and, in November 2005, the Company made the second payment of CDN $250,000 (approximately $200,000 U.S. funds at the then prevailing exchange rates) under the terms of this Research Agreement.

•

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

The development efforts under this agreement ceased in July 2002.  The Company reports approximately $289,000 in accounts payable and accrued liabilities with respect to this agreement as of October 31, 2007 (2006: $289,000).

C.

Operating Leases:

The Company has operating lease commitments which expire in 2010 in respect of its head office.  The future minimum annual lease payments are approximately as follows:

2008-2010 (annually)	$127,000

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

October 31, 2007 and 2006

D.

Employment and Consulting Contracts:

i.

The Company has entered into an employment agreement with the Chairman through September 30, 2009 as outlined in Note 12 (a)(ii) which stipulates an annual minimum obligation of $150,000 Canadian funds ($159,000 U.S. at current exchange rates).

ii.

The Company has entered into short-term contracts with:

a.

A U.S.-based consulting firm whereby it has committed to a monthly payment of approximately $45,000.

b.

A Canadian-based researcher whereby it has committed to a monthly payment of $5,000 Canadian funds ($5,300 U.S. at current exchange rates).

Both of these contacts expire in February 2008.

E.

CTO Contract:

In January 2005, the Company entered into a consulting contract with an arm’s length individual for her services as Chief Technology Officer (“CTO”) of the Company.  The agreement extended for 2 years with a cancellation clause which could be executed by the Company at any time with 4 months notice provided.  The base remuneration stipulated in the contract was $260,000 per year.

The Company also granted the CTO 100,000 options exercisable at $0.68 which expired on December 31, 2005; 300,000 options exercisable at $0.80 per share, which expired in March 2007; 100,000 options exercisable at $0.72 which expire in May 2008 if unexercised and 200,000 options exercisable at $0.80 which expire in May 2008 if unexercised.

In October 2006, the Company extended the consulting contract commencing in January 2007 on the same terms, conditions and cancellation clauses.  In November 2007, the Company served 4 months notice to terminate the contract effective March 2008.

In February 2008, the former CTO filed a claim, through counsel, with respect to alleged discriminatory employment practices in violation of the Sarbanes Oxley Act of 2002.  The Company vigorously denies these allegations. The Company and the CTO, through respective counsel, are now in the process of mediating this dispute – the mediation date has been set for April 21, 2008.

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

October 31, 2007 and 2006

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

As outlined in Note 13 (E) in February 2008, the Company’s former CTO has filed a claim against the Company alleging discriminatory employment practices in violation of the Sarbanes Oxley Act of 2002.

15.

Financial instruments:

a.

Fair values

The fair values for all financial assets and liabilities are considered to approximate their carrying values due to their short-term nature.

b.

Foreign currency balances

The consolidated financial statements include balances/transactions that are denominated in Canadian dollars as follows:

	10/31/07	10/31/06
Assets	$ 303,000	$ 240,000
Liabilities	1,051,000	136,000
Expenses	1,156,000	1,230,000

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

October 31, 2007 and 2006

16.

Reconciliation between Canadian GAAP and U.S. GAAP:

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP which, in the case of the Company, conform in all material respects with U.S. GAAP except for the allocation of proceeds received using the relative fair value method of accounting for Unit private placements.

a.

Research and development expenditures

Under U.S. GAAP all research and development expenditures are expensed as incurred.  In that the Company has not deferred any research and development expenditures it is in compliance with U.S. GAAP.

b.

Other recent accounting pronouncements

Financial Accounting Standards Board (“FASB”) Statement No. 154 Accounting Changes and Error Corrections replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle.  This statement applies to all voluntary changes in accounting principle.   It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement includes specific transition provisions, those provisions should be followed.

APB Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle.  This statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments.  SFAS is an amendment to SFAS No. 133 and 140.  SFAS No. 155 improves financial reporting by eliminating the exception from applying SFAS No. 133 to interest in securitized financial assets so similar instruments are accounted for similarly regardless of the form of instruments.  SFAS No 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006.  The Company does not expect the adoption of SFAS No. 155 to have an impact on its financial position or results of operation.  Also, SFAS No. 156 “Accounting for Servicing of Financial Assets” was recently issued but has no current applicability to the Company and has no effect on the consolidated financial statements.

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

October 31, 2007 and 2006

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

In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”).  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”.  FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosures and transitions.  FIN 48 is effective for fiscal years beginning after December 15, 2006.  The Company is currently reviewing the effect, if any, FIN 48 will have on its financial position and operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures”.  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements.  SFAS No. 157 does not require any new fair value measurements; however, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The implementation of SFAS No. 157 is not expected to have a material impact on the Company’s results of operations and financial condition.

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

October 31, 2007 and 2006

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)”.  This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization.  This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.  The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006.  The adoption of this statement is not expected to have any effect on the Company's future reported financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115”.  This statement permits entities to choose to measure many financial instruments and certain other items at fair value.  The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  This statement is expected to expand the use of fair value measurement objectives for accounting for financial instruments.  This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007, and interim periods within those fiscal years.  Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB SFAS  No. 157, “Fair Value Measurements”.  The Company is currently evaluating the impact of SFAS No. 159 on its financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”.  SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements.  SFAS 160 is effective for the Company for the fiscal year beginning August 1, 2009, with early adoption being prohibited.  It is not expected that the new standard will have a material impact on the Company’s financial position and results of operations.

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

October 31, 2007 and 2006

c.

Valuation of Unit private placements

The Company has adopted the residual value approach in accounting for the value assigned to the common shares and the warrants which it has made available in a number of private placement financings.  Under U.S. GAAP, using standards which are analogous, the valuation of the shares and warrants would be determined using the relative fair value approach.  There is no change in aggregate shareholders’ equity.

A reconciliation of these valuations approach with respect to the Unit private placement financings completed by the Company is as follows:

	Note 8E(iii)	Note 8E(iv)	Note 8E(v)
Residual value
Date of private placement	12/04	2/05	2/05

Financing raised	$617,000	$845,000	$10,500

Value assigned to common shares	$617,000	$845,000	$10,500

Value assigned to attached warrants	-	-	-

Relative value
Value assigned to common shares	$509,000	$697,000	$8,000

Value assigned to attached warrants	$108,000	$148,000	$2,500
Totals	$617,000	$845,00	$10,500

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

October 31, 2007 and 2006

A summary of the difference between Canadian and U.S. GAAP in reporting shareholders’ equity under these valuation approaches is as follows:

	Share Capital	Contributed Surplus
As reported using residual valuation under Canadian GAAP at October 31, 2007	$37,166,397	$22,691,336
Adjustment required under relative value under U.S. GAAP	(258,500)	258,500
Restated to U.S. GAAP at October 31, 2007	$36,907,897	$22,949,836

17.

Subsequent Events:

The following subsequent events are noted:

a.

A total of $103,702 representing the $100,000 bridge loan which the Company secured in October 2007 (Note 5 (B)) plus accrued interest was settled through the issuance of common shares at a price of $0.54 per share in November 2007.  The Company thus issued 192,041 common shares as settlement.

b.

$30,000 representing the bridge loan which the Company secured in September 2007 from a director was settled through the issuance of common shares at a price of $0.56 per share in February 2007.

c.

Between November 2007 – February 2008 the Company completed a series of private placement financings with arm’s length investors pursuant to prospectus and registration exemptions set forth in applicable securities laws.

The Company received a total of $933,025 as subscription proceeds and issued a total of 1,871,497 common shares.  Additionally, an officer exercised 100,000 stock options and the Company realized $72,000 of proceeds.

d.

The Company secured a 30 day bridge loan of $200,000 from an arms’ length in January 2008.  The interest rate on the bridge loan was 4% due in 30 days.  As additional consideration, the Company issued 100,000 common share purchase warrants at a strike price of $0.60 per share.  The loan was repaid in February 2008.

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

October 31, 2007 and 2006

e.

The Company served 4 months notice on November 18, 2007 to the CTO with respect to the termination of the previously executed consulting contract (Note 13(E).  In February 2008, the CTO filed a claim, through counsel, with respect to alleged discriminatory employment practices in violation of the Sarbanes Oxley Act of 2002.  The Company vigorously denies these allegations.  The Company and the CTO, through respective counsel, are now in the process of mediating this dispute – the mediation date has been set for April 21, 2008.

***************************************

Item 18. Financial Statements.

Not Applicable

Item 19. Exhibits.

The following exhibits are filed as part of this registration statement and attached hereto:

Exhibit No. 1.1	Articles of Incorporation of Micromem Technologies Inc. and amendments thereto in effect as of January 11, 2000, (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on January 11, 2000).

Exhibit No. 1.2	Articles of Incorporation of Amendment of Micromem Technologies Inc. dated as of October 17, 2001 amending the Articles of Incorporation of Micromem Technologies Inc. to increase the number of directors to a minimum of three and a maximum of ten, (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 26, 2003);

Exhibit No. 1.3	Articles of Incorporation of Amendment of Micromem Technologies Inc. dated as of June 24, 2002 amending the Articles of Incorporation of Micromem Technologies Inc. to increase the number of directors to a minimum of 3 and a maximum of 12, (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 26, 2003);

Exhibit No. 1.5	By-Laws of Micromem Technologies Inc. in effect as of January 11, 2002, (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on January 11, 2000);

Exhibit No. 1.6	Amendment to the By-Laws of Micromem Technologies Inc. approved by shareholders on June 29, 2000, deleting the requirement from the By-Laws that the President shall be appointed from amongst the directors, (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 26, 2003);

Exhibit No. 4.1*	Research Collaboration Agreement by and among Micromem Technologies Inc., the University of Toronto, Dr. Harry Ruda and Materials and Manufacturing Ontario dated October 24, 2002 (referred to in this Annual Report at "Item 4.B – Business Overview – Recent Developments"), (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 26, 2003);

Exhibit No. 4.2	Asset Purchase Agreement by and among Micromem Technologies Inc., Pageant Technologies Incorporated, Estancia Limited and Richard Lienau dated December 10, 2000 (referred to in this Annual Report at "Item 4.A – History and Development of Our Company – Agreement to Purchase Estancia Limited Interests"), (Incorporated herein by reference to the Company's Form 40-F filed with the Commission on February 2, 2001);

Exhibit No. 4.3	Technology Development Agreement by and among Pageant Technologies Incorporated, Estancia Limited and Richard Lienau dated March 9, 2001 (referred to in this Annual Report at "Item 4.A – History and Development of Our Company – Agreement to Purchase Estancia Limited Interests"), (Incorporated herein by reference to the Company's Form 40-F filed with the Commission on February 2, 2001);

Exhibit No. 4.4	Infrastructure Agreement by and between Micromem Technologies Inc. and the University of Toronto dated November 1, 2002 (referred to in this Annual Report at "Item 4.B – Business Overview – Recent Developments"), (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 26, 2003);

Exhibit No. 4.5	A second 2-year Research Collaboration Agreement, by and among Micromem Technologies Inc., Materials and Manufacturing Ontario and the University of Toronto dated November 12, 2003 (referred to in this Annual Report at "Item 10.C – Material Contracts"), (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 19, 2004);

Exhibit No. 4.6	Equipment Transfer Agreement by and between Micromem Technologies Inc. and the Governing Council of the University of Toronto dated March 1, 2003 (referred to in this Annual Report at "Item 10.C – Material Contracts"), (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 19, 2004);

Exhibit No. 4.7	Collaborative Research Agreement by and among Micromem Technologies Inc., Communications and Information Technology Ontario, the University of Toronto and Dr. Harry Ruda dated December 10, 2002 (referred to in this Annual Report at "Item 10.C – Material Contracts"), (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 19, 2004);

Exhibit No. 4.8	Revised License Agreement by and between Micromem Technologies Inc. and the University of Toronto dated June 13, 2005. (Incorporated herein by reference to the Company’s Form 20-F with Commission on February 28, 2006);

Exhibit No. 4.9	Employment Agreement by and between Micromem Technologies Inc. and Dr. Cynthia Kuper dated January 28, 2005.

Exhibit No. 4.10	Employment Agreement by and between Micromem Technologies, Inc. and Sam Fuda dated May 29, 2005. (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on February 28, 2006);

Exhibit No. 12.1	Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 12.2	Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 13.1	Officer's Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 13.2	Officer's Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 14.1	Independent Auditors' Consent of Schwartz Levitsky Feldman LLP.

*Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

MICROMEM TECHNOLOGIES INC.

By: /s/ Joseph Fuda
Name: Joseph Fuda
Title: Chief Executive Officer

By: /s/ Dan Amadori
Name: Dan Amadori
Title: Chief Financial Officer

Dated: February 29, 2008