Form 20-F
period 2008-10-31
MICROMEM TECHNOLOGIES INC
filed 2009-02-19
CIK 1085921

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

___________

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
or
[x]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For The Fiscal Year Ended October 31, 2008
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

Joseph Fuda; 416-364-6513, JFuda@micromeminc.com, 777 Bay St., Suite 1910 Toronto, On M5G 2E4

(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

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

82,936,667 Common Shares

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

Large Accelerated Filer               Accelerated Filer    X          Non-Accelerated Filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP _____        International Financial Reporting Standards as issued  by the International Accounting Standards Board ______          Other      X

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

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

Forward Looking and Cautionary Statements

This Form 20-F contains certain forward-looking statements. These forward-looking statements are based on current expectations, estimates and projections about the business of our company and the industry in which we operate, our management's beliefs, and assumptions made by our management. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks” and “estimates,” variations on such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Our actual results could differ materially from those expressed or forecasted in these forward-looking statements as a result of certain factors, including those set forth under Item 3-Key Information – Risk Factors and elsewhere in this Form 20-F.

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The following table sets forth our selected consolidated financial data in United States dollars as of and for each of the five fiscal years ended October 31, 2008, 2006, 2005 and 2004. The selected consolidated financial data has been derived from our audited consolidated financial statements. All information contained in the following table should be read in conjunction with our audited consolidated audited financial statements and the notes thereto in “Item 17-Financial Statements” and "Item 5 - Operating and Financial Review and Prospects”, included elsewhere in this Annual Report on Form 20-F.

Selected balance sheet information

	2008	2007	2006	2005	2004
Working capital (deficiency)	$(338,079)	($1,531,855)	($448,923)	($ 74,831)	$ 34,685
Capital Assets	26,321	-	-	-	2,925
Total Assets	630,467	329,232	465,440	728,375	474,234
Capital Stock	44,380,134	37,166,397	36,693,353	34,305,087	32,103,787
Shareholders' equity
(deficiency)	(311,758)	(1,531,855)	(448,923)	(74,831)	37,610

Selected statement of operations and deficit information

	2008	2007	2006	2005	2004
Interest and other income	$11,762	$2,586	$ 9,930	$ 8,703	$ 4,746
Research and development expenses	1,063,508	682,331	389,689	362,141	378,410
General and administrative expenses	3,323,565	1,862,417	2,448,249	1,951,600	570,684
Stock compensation expense	1,041,414	269,216	2,058,560	1,721,742	1,379,970
Loss before income taxes	(5,416,725)	(2,811,378)	(4,058,180)	(4,035,483)	(2,314,298)
Provision for income taxes (recovery)	-	-	-	-	-
Net loss	(5,416,725)	(2,811,378)	(4,058,180)	(4,035,483)	(2,314,298)
Loss per share-basic and diluted	0.07	0.04	0.06	0.07	0.04
Weighted average number of basic and
diluted shares	78,012,115	70,685,153	66,709,353	62,155,234	52,958,975
Dividends	-	-	-	-	-

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

Transactions that were conducted in Canadian dollars or other foreign currencies have been converted into United States dollars using the 3 month average rate of exchange per quarter which rate approximates the rate of exchange prevailing at the date of such transactions. Assets and liabilities denominated in Canadian dollars or other foreign currencies but expressed in this Form 20-F in United States dollars have been converted into United States dollars at the rate of exchange prevailing on the date of the applicable financial statement.

The following table sets forth, for the periods indicated, the high, low, end of period and average for period noon buying rates as published by the Bank of Canada, as expressed in the amount of U.S. Dollars equal to one Canadian dollar.

	2008	2007	2006	2005	2004
High for period	1.1848	1.1853	0.9134	0.8690	0.8432
Low for period	0.9671	0.9499	0.8349	0.7872	0.7288
End of period	1.2165	0.9499	0.8907	0.8577	0.8319
Average for period	1.0269	1.1003	0.8782	0.8254	0.7717

The following table sets forth, for each period indicated, the high and low exchange rates for United States dollars expressed in Canadian dollars on the last day of each month during such period, based on the Noon Buying Rate.

	November	December	January	February	March	April
	2007	2007	2008	2008	2008	2008
High	1.0008	1.0217	1.0324	1.0190	1.0279	1.0270
Low	0.9170	0.9785	0.9905	0.9719	0.9842	1.0025

	May	June	July	August	September	October
	2008	2008	2008	2008	2008	2008
High	1.0008	1.0282	1.0216	1.0678	1.0796	1.2943
Low	0.9844	1.0013	1.0016	1.0253	1.0338	1.0609

On February 13, 2009 the noon buying rate for one Canadian dollar, as quoted by the Bank of Canada, was CDN $1.2480 = U.S. $1.00.

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

At October 31, 2008 we had approximately $475,000 cash on hand and our current monthly cash expenses were approximately $250,000. Subsequent to October 31, 2008, through to the date of this report, we have raised an additional $818,881 through the exercise of stock options and through private placement financings.

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

Our magnetic sensor technology is under development.

We have developed prototypes of our magnetic sensor technology in 2008 working with our industrial foundry partners and technical advisors. We are pursuing joint development agreements with potential strategic partners with the expectation that we will jointly develop sensor applications for use by these potential strategic partners.

There is no certainty that these current initiatives will result in revenues and cash flow to the Company in future.

In the event that our magnetic sensor technology is successfully developed we will face competition from larger corporations who also sell sensor technology and who have greater financial resources than the Company.

Our success will be determined by the following factors which have not yet been tested or measured:

  the ability of manufacturers to incorporate the technology into existing manufacturing capabilities without significant retooling and material costs;

  price competitiveness; and

  the differential performance advantages of our memory technology.

After completion of the development of our technology, our ability to compete successfully will depend on elements outside of our control, including the rate at which customers incorporate our technology into their products, their success of such customers in selling those products, our protection of our intellectual property, the number, nature and success of our competitors and their product introductions and general market and economic conditions. In addition, our success will depend on our ability to develop, introduce, and license or sell in a timely manner our technology or products incorporating our technology and to compete effectively on the basis of factors such as speed, density, die size and power consumption.

Our MRAM technology is under development.

Our Magnetic Random Access Memory, also referred to herein as MRAM, which is a non-volatile memory technology that uses magnetic, thin film elements on a gallium arsenide substrate to store information, is currently under development and is therefore not yet proven to be commercially viable. As such, we are unsure if our development efforts will succeed and, accordingly, significant development work remains to be completed.

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

Since there is no assurance that revenues will be realized in the near future, we will need additional financing to continue our research and development and to successfully market our technology to potential licensees and strategic partners. While we have had sufficient funds thus far to meet our requirements, there is no assurance we will be able to continue to do so and failure to raise sufficient funds in the future will affect our ability to develop and market our technology.

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

In order to generate revenues from our MRAM technology, we will need to enter into licensing arrangements with third parties who can integrate our technology into products that will gain acceptance in the market. We have not yet entered into any licensing agreements, and there is no assurance that we will be able to do so on acceptable terms or at all. To the extent we are successful in licensing our technology, in general we will seek upfront payments plus ongoing royalties based on anticipated commercial sales of the products into which our technology is incorporated. Our ability to realize royalties will thus depend upon the successful manufacture and commercialization of such products, which will be primarily within the control of the licensee. There is no assurance that any eventual licensees' products will be technologically viable, nor that such licensees will be successful in marketing and selling such products. In addition, licensees could decide to delay or discontinue the commercialization of products for financial or other business reasons. Even if our licensees succeed in developing products that incorporate our technology, in all likelihood a significant amount of research, development and testing will be required before such products can be introduced to market. Therefore we may not receive royalty income for a substantial period following the commencement of any licensing arrangements. If our licensees are unable to commercialize products on a timely basis, they may lose market share to competing or alternative technologies. Any failure by the companies to which we license our technologies to successfully develop marketable products would have an adverse affect on our future royalty payments and financial condition.

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

At present, we have limited sales and marketing capability since our technology is currently in the development stage and our financial resources are limited. However, if we are successful in completing our development efforts, we will need to add marketing and sales personnel who have expertise in the computer technology business. We must also develop the necessary supporting distribution channels. Although we believe we can build the required infrastructure, we may not be successful in doing so if we cannot attract personnel or generate sufficient capital to fund these efforts. Failure to establish a sales force and distribution network would have a material adverse effect on our ability to grow our business.

The rights to certain of our patented technologies are shared with a third party.

Our earliest technology included a memory design with the magnetic bit aligned vertically to the substrate, also referred to herein as our VEMRAM technology. We have abandoned the development of this earliest technology. We acquired ownership of certain patents and patent applications covering the VEMRAM technology, as well as certain related rights, pursuant to an Asset Purchase Agreement dated as of December 10, 2000 with Estancia Limited, also referred to herein as Estancia. However, under the terms of the Asset Purchase Agreement we have been required to convey back to Estancia a 40% undivided interest in the VEMRAM patents, as well as the right to participate in gross profits and royalties from the license or sale of such patents. This participation right requires us to pay to Estancia 32% of (i) the gross profit, less expenses to be agreed by the parties, for each license of the patents sold or otherwise transferred by us and (ii) all royalties received by us as a result of the license or sale of the patents less reasonable expenses directly related to the obtaining of such royalties.

We will be reliant upon contractual rights to use certain technologies that are material to our business.

Until 2008, certain technologies material to our business have been developed through collaborative arrangements with the University of Toronto. We entered into a number of successive Research Collaboration Agreements with the University of Toronto under which research and development programs were led by a University research team. We have provided funding, equipment and background technology to these projects. Certain Canadian governmental entities are also parties to these agreements and have provided additional funding. The University of Toronto has ownership rights to all intellectual property developed under these programs. We have no ownership rights but have the right to obtain exclusive, world-wide and perpetual sub-licenses from the governmental participants to use such intellectual property; the governmental participants in turn have the right to obtain an exclusive, world-wide license to such technology directly from the University of Toronto.

Our auditors have previously identified significant deficiencies in our internal accounting controls.

We operate as a development stage company and have historically had only limited accounting personnel and resources with which to address our internal control procedures.

In anticipation of the implementation of Rules 13a-15(c) of the Securities Exchange Act of 1934 as amended (the ‘Exchange Act”), also referred to as Section 404 of the Sarbanes-Oxley Act of 2002, we engaged, in 2008, an independent firm of external accountants - a different firm from our independent registered public accounting firm - to complete an in-depth review of our internal accounting procedures and controls. The firm's evaluation met the requirements of Rule 13a-15(c). The independent firm of external accountants submitted their final report on November 10, 2008.

In the course of the work completed by the firm of external accountants and subsequently during the course of our year-end audit of the financial statements three Material Weaknesses were identified in our internal accounting and disclosure procedures and controls. These Material Weaknesses are described in Item 15 of this Annual Report.

Management has evaluated the report of the independent accountant and acknowledge the Material Weaknesses cited and the risks that arise with respect to the Company's disclosure controls and procedures and internal control over financial reporting. We have compensating controls in our systems and our procedures which we believe mitigate these risks as further discussed in Item 15 of this Annual Report.

We are committed to improving and enhancing our disclosure controls and procedures. We believe, with the compensatory controls in place and with our commitment to continuous monitoring and improving of our controls, that our systems, procedures and controls, taken in total, gives us reasonable assurance that information used internally and disclosed externally is complete, accurate, reliable and timely. The disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in its various reports are recorded, processed, summarized and reported accurately.

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

We depend on key personnel.

Our senior managers and employees are Salvatore Fuda, who serves as the Chairman of the Board of Directors, Joseph Fuda, who serves as our Chief Executive Officer, Mr. Steven Van Fleet, who has primary responsibility for business development and who serves as President of our wholly-owned subsidiary, MAST Inc. and Dan Amadori, who serves as our Chief Financial Officer. We have engaged the services of an engineering/technical consulting firm, Strategic Solutions Inc. to assist in converting our development efforts to an industrial fabrication plant. We have also engaged Dreifus Associates Ltd., a technical and intellectual property consulting firm whose major shareholder, Henry Dreifus, is a director of Micromem. Our success depends on our ability to retain certain of our senior management and key technical personnel and our ability to attract and retain additional highly skilled personnel in the future.

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

Risk Factors Related to Our Common Shares

Our stock is subject to the penny stock regulations, which may discourage brokers from effecting transactions in the stock and adversely affect the stock's market price and liquidity

Our common shares constitute “penny stock” under applicable regulations of the Securities and Exchange Commission. Penny stock is defined as shares of stock that (a) are issued by a company that has less than $5,000,000 in net tangible assets and has been in business less than three years, by a company that has less than $2,000,000 in net tangible assets and has been in business for more than three years, or by a company that has average revenues of less than $6,000,000 for the last three years; (b) have a market price of less than $5 per share; and (c) are not quoted on the NASDAQ National Stock Market or listed on a U.S. stock exchange. The penny stock regulations impose significant restrictions on brokers who sell penny stock to persons other than established customers and institutional accredited investors. Broker-dealers participating in sales of our stock will be subject to the so called “penny stock” regulations covered by Rule 15g-9 under the Exchange Act. Under the rule, broker-dealers must furnish to all investors in penny stocks a risk disclosure document required by the rule, make a special suitability determination of the purchaser and have received the purchaser's written agreement to the transaction prior to the sale. In order to approve a person's account for a transaction in penny stock, the broker or dealer must (i) obtain information concerning the person's financial situation, investment experience and investment objectives; (ii) reasonably determine, based on the information required by paragraph (i) that the transactions in penny stocks are suitable for the person and that the person has sufficient knowledge and experience in financial matters that the person reasonably may be expected to be capable of evaluating the risks of transactions in penny stock; and (iii) deliver to the person a written statement setting forth the basis on which the broker or dealer made the determination required by paragraph (ii) in this section, stating in a highlighted format that it is unlawful for the broker or dealer to effect a transaction in a penny stock unless the broker or dealer has received, prior to the transaction, a written agreement to the transaction from the person; and stating in a highlighted format immediately preceding the customer signature line that the broker or dealer is required to provide the person with the written statement and the person should not sign and return the written statement to the broker or dealer if it does not accurately reflect the person's financial situation, investment experience and investment objectives, and obtain from the person a manually signed and dated copy of the written statement. Our common shares are subject to the penny stock regulations, which may discourage brokers from effecting transactions in the common shares. This would decrease market liquidity, adversely affect market price and make it difficult for you to use the common shares as collateral.

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

With regard to certain matters, we must obtain approval of our shareholders by way of at least 66 2/3 % of the votes cast at a meeting of shareholders duly called for such purpose being cast in favor of the proposed matter. Such matters include without limitation: (a) the sale, lease or exchange of all or substantially all of our assets out of the ordinary course of our business; and (b) any amendments to our Articles including, but not limited to, amendments affecting our capital structure such as the creation of new classes of shares, changing any rights, privileges, restrictions or conditions in respect of our shares, or changing the number of issued or authorized shares, as well as amendments changing the minimum or maximum number of directors set forth in the Articles. Under U.S. state law, the sale, lease, exchange or other disposition of all or substantially all of the assets of a corporation generally requires approval by a majority of the outstanding shares, although in some cases approval by a higher percentage of the outstanding shares may be required.

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
  an acquisition of control of Micromem in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and
  an acquisition of control of Micromem by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control of Micromem, through the ownership of voting interests, remains unchanged. Under U.S. law, except in limited circumstances, restrictions generally are not imposed on the ability of non- residents to hold a controlling interest in a U.S. corporation.

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

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of Our Company

Micromem is a corporation formed under the laws of the Province of Ontario, Canada, with principal executive offices at 777 Bay Street, Suite 1910, Toronto, Ontario M5G 2E4 (416.364.6513) . Micromem was incorporated on October 21, 1985 as Mine Lake Minerals Inc. We subsequently changed our name to Avanti Capital Corp. on June 23, 1988, to AvantiCorp International Inc. on April 30, 1992 and to Micromem Technologies Inc. on January 11, 1999 in connection with our acquisition of Pageant Technologies Incorporated, also referred to herein as Pageant International. Our website address is www.micromeminc.com. The information on our website is not part of this annual report on Form 20-F. We have included our website address in this document as an inactive textual reference only.

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

Research and Development Initiatives at the University of Toronto 2003-2007

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

The research work contained at the University of Toronto through early 2007 when it began to wind down and, as described further below, the Company began to pursue commercial prototyping in industrial foundry settings.

Hiring of Cynthia Kuper as CTO

In mid-2004 we hired Cynthia Kuper as a consultant and in January 2005, we entered into an employment agreement with Ms. Kuper for her services as Chief Technology Officer. The agreement had a term of two years and could be terminated by either party at any time with 4 months notice. The remuneration stipulated in the agreement was $260,000 per year and 300,000 options, each option enabling her to purchase one common share at $0.80. These options expired unexercised on March 22, 2007. In addition, Ms. Kuper was previously granted 100,000 options each of which entitled her to purchase one common share for $0.68 in connection with her role as acting Chief Technology Officer since September 2004. These options expired on December 31, 2005 and were replaced by 100,000 options each of which entitled her to purchase one common share for $0.68 and which were exercised in May 2008.

In September 2006, we extended the employment agreement with Ms. Cynthia Kuper for an additional two years commencing in January 2007 on the same terms, conditions and cancellation provisions as reflected in the original contract. Ms. Kuper was granted an additional 200,000 stock options in August 2006, each option enabling her to purchase one common share for $0.80 and which were exercised in May 2008.

On November 18, 2007 the Company served Ms. Kuper with the required four months written notice of termination of her employment agreement without cause.

Ms. Kuper filed a claim against the Company in February 2008 citing wrongful dismissal and making a number of allegations against the Company. The Company vigorously denied Ms. Kuper’s claims stating that they were malicious and frivolous. The Company pursued this matter through November 2008 when it was ultimately dismissed by the regulators. See “Item 8 - Major Shareholders and Related Party Transactions - B. Legal Proceedings.”

Research and Development Efforts

We began to pursue potential strategic development partners in 2006. At that time, we engaged Strategic Solutions Inc. (“Strategic Solutions”), a California based engineering/design consulting firm to work with us to take forward to industrial partners the work that was being completed in the University of Toronto research laboratory.

A number of initial meetings and discussions were held with US-based and foreign companies, notably Hewlett Packard, Lockheed Martin and Omron Inc. in 2006-2007. The Company was encouraged by the future potential to work with such parties but realized that substantial additional development work was still required.

Accordingly, the Board of Directors formed a Technical Advisory Committee in mid 2007 consisting of Larry Blue and Steve Van Fleet, two of its Directors and both of whom have substantial industry experience and careers in related technology. To round out the Technical Advisory Committee, the Company recruited Mr. Henry Dreifus of Dreifus Associates Limited of Orlando, Florida. It recruited Mr. Dreifus as its candidate of choice, having considered a number of other technical experts from across North America.

The Technical Advisory Committee took the leadership role in the Company's technical developments commencing in September, 2007. At the time, with ongoing assistance provided by Strategic Solutions, the Company engaged Global Communications Semiconductor Ltd., of California to develop initial prototypes in its California-based foundry. GCS had considerable experience in dealing with gallium arsenide-based applications which was a significant consideration in the selection of that foundry.

Between September 2007 and February 2008, the Company announced a series of development milestones achieved in the GCS foundry. Through the efforts of our Technical Advisory Committee, the Company determined that it would pursue the further development of its magnetic sensor market opportunities in the immediate term while pursuing the longer term goal of also developing its memory applications.

In early 2008 the Company was approached by BAE Systems (“BAE”) which had expressed initial interest in the Company's sensor technology. The Company and BAE executed the appropriate confidentiality material transfer agreements and began discussions with respect to specific project work to be conducted in BAE's foundries in the United States. In August 2008, the Company entered into a working agreement with BAE whereby the Company agreed to commit up to $1 million of funding to BAE led development work on its sensor technology. The Company retains exclusive ownership of any intellectual property that is developed in this initiative.

The end goal of the BAE development work is to identify specific applications where BAE would incorporate the Company's technology into their product offerings to their own large defense and aerospace customers.

In parallel with the BAE initiatives the Technical Advisory Committee began to pursue multiple discussions with other potential strategic partners.

Over the past six months, the Company has announced that it is in initial discussions with a number of other entities who are considering strategic alliances with the Company. At the same time the Company has committed resources to the development of specific sensor application/technology in the mining and in the oil and gas sectors. The development in these areas continue.

The Company continues to rely on a number of key advisors including Strategic Solutions, GCS, DAL and BAE. It has worked exclusively with Morgan Lewis LLP with respect to its intellectual property filings with respect to all of this development work.

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

On February 1, 2008, Manoj Pundit resigned as Vice President and Secretary of the Corporation.

On March 12, 2008, Mr. Henry Dreifus was appointed to serve on our Board of Directors.

In May 2008, the Company entered into a three-year employment agreement with Steven Van Fleet to serve as President of MAST INC., our wholly-owned US-based subsidiary. We also entered into a two-year employment agreement with Joseph Fuda in his capacity of President and Dan Amadori in his capacity as CFO.

In our annual meeting of shareholders held on Thursday June 26, 2008, Salvatore Fuda, Andrew Brandt, Joseph Fuda, David Sharpless, Steven Van Fleet, Oliver Nepomuceno, Larry Blue and Henry Dreifus were all re-elected to serve on our Board of Directors. Messrs. Salvatore Fuda, Joseph Fuda, Dan Amadori and Steven Van Fleet roles as officers were continued.

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

Since July 2002, we have participated in further magnetic memory technology research and development pursuant to our collaboration with the University of Toronto and Dr. Harry Ruda. We launched additional development initiatives in 2007. See “Research and Development Efforts” on Page 18 of this Annual Report.

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

Equity Financing Transactions

In August 2003, we completed unit private placements to two private investors. Under the private placements, we received $162,500 as subscription proceeds for the sale and issue of 2,031,250 units. Each unit consists of one common share and one Series A warrant. Each Series A warrant entitles the holder to purchase one common share and one Series B warrant for $0.08 per unit until expiry 12 months from the date of issue. Each Series B warrant entitled the holder to purchase one additional common share for $0.08 per share until expiry 12 months from the date of issue. In August 2004, the investors exercised 2,031,250 Series A warrants and we thus issued 2,031,250 common shares and 2,031,250 Series B warrants and realized proceeds of $162,500. In February 2005, the investors exercised 1,406,250 Series B warrants and we thus issued 1,406,250 common shares and realized proceeds of $112,500. In August 2005, our investors exercised the remaining 625,000 Series B warrants and we thus issued 625,000 common shares and realized proceeds of $50,000.

In December 2003, we completed unit private placements to two Canadian private investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. Under the private placements, we received $33,000 as subscription proceeds for the sale and issue of 300,000 units. Each unit consists of one common share and one Series A warrant. Each Series A warrant entitled the holder to purchase one common share and one Series B warrant for $0.11 per unit until expiry 12 months from the date of issue. Each Series B warrant entitled the holder to purchase one additional common share for $0.11 per share until expiry 12 months from the date of issue. In October 2004, the private investors exercised 200,000 Series A warrants and we thus issued 200,000 common shares and 200,000 Series B warrants and realized proceeds of $22,000. In November 2004 and February 2005 the investors exercised the balance of their Series A and B warrants and we thus issued 400,000 common shares and realized proceeds of $44,000.

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

  In January 2007 all of the outstanding Class A and Class B warrants were re-priced to $0.50 per warrant and the expiry date was extended to June 30, 2007.

  In April 2007 all of the outstanding Class A and Class B warrants were repriced to $0.40 per warrant and the expiry date was extended to June 30, 2008.

In 2007, the Company decided to suspend its efforts to register these warrants and the underlying shares issuable upon exercise of the warrants with the Securities and Exchange Commission.

On June 8, 2005, we entered into a financial advisory services agreement with an arm's length entity and, as consideration, issued a warrant to purchase 1,000,000 of our common shares. The warrant entitled the holder to purchase our common shares at $0.70 per share. The warrant expired unexercised in June 2006.

We entered into a second financial advisory services agreement on June 22, 2005 with an arm's length entity and, as consideration, issued warrants to purchase 800,000 of our common shares. The warrant entitled the holder to exercise the warrants on a "cashless" basis as further described below. The warrants originally were to expire in December 2006. Prior to the original expiry date, the Board of Directors extended the expiry date to March 31, 2007. These warrants were subsequently extended to June 30, 2008 and repriced to $0.40 per warrant.

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

On September 16, 2007 the Company secured a 30-day bridge loan from an arms’ length investor in the amount of $505,000. The Company paid a 5% financing fee to arrange the bridge loan and issued 250,000 common share purchase warrants to acquire common shares at a exercise price of $0.50 per share. The Company recorded a non-cash expense of $85,484 with respect to these warrants, calculated in accordance with the Black Scholes option-pricing model. The warrants have a one-year term and expire in September 2008 if unexercised. The bridge loan was repaid in October 2007.

The Company secured a 30 day bridge loan of $200,000 from an arms’ length investor in January 2008. The interest rate on the bridge loan was 4% due in 30 days. As additional consideration, the Company issued 100,000 common share purchase warrants at a exercise price of $0.60 per share. The loan was repaid in February 2008.

In the 2008 fiscal year, the Company completed a series of private placement financings with arms length investors pursuant to prospectus and registration exemptions set forth and applicable securities laws. In total, the Company received proceeds from the issuance of 3,960,255 common shares, realizing proceeds totaling $2,876,328. In certain of these private placement financings, common share purchase warrants were attached as follows:

(a)	200,000 warrants issued at a price of $1.17 per warrant issued on July 31, 2008

(b)	75,000 warrants issued at a price of $0.95 per warrant issued on August 26, 2008; and

(c)	262,128 warrants issued at a price of $1.17 per warrant on September 2, 2008

In all cases these warrants expire 12 months after issue date if unexercised.

In the fiscal year ending October 31, 2008 investors exercised a total of 3,421,318 common share purchase warrants to acquire common shares at a price of $0.40 per warrant and in this fashion the Company realized proceeds of $1,368,527.

In 2008, the holders of the 800,000 common share purchase warrants that arose from the 2005 financial advisory services agreements described above exercised these warrants on a cashless basis. In essence, the stock price was $2.09 per share on the date of exercise and the exercise price was $0.40 per warrant. These warrants were "in the money" to the extent of $1,352,000 and the Company issued a total of 686,446 common shares to fulfill the obligations under this contract.

A total of 1,440,000 common stock options were exercised by directors, officers and consultants in 2008 and the Company realized proceeds of $1,080,000.

Subsequent to October 31, 2008, the Company has completed additional private placement financing with arms length investors, securing a total of $794,465 of subscription proceeds through the issuance of 1,489,899 common shares. In addition, officers and directors exercised a total of 32,801 common stock options and the Company realized $24,416 proceeds.

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

Our magnetic patent portfolio comprises separate series of patents and patent applications as follows:

(a)	our initial patents covering what is referred to as the Vemram and Hemram technologies which the Company has not further pursued since 2002;

(b)	those covering technologies developed pursued to research collaboration agreements with the University of Toronto; and

(c)	those applications covering the technology developments that the Company has furthered since it began working with the US-based foundries and BAL in September, 2007.

Morgan Lewis LLP has served as our patent attorneys since 2005. In 2008, we filed several provisional patents.

Environmental Matters

We are subject to various environmental protection regulations imposed by the government in the jurisdiction where we conduct our development work. We are not aware of any current or pending environmental protection laws or regulations that would have a material impact on our capital expenditure requirements or competitive position.

C.

Organizational Structure

We have a wholly-owned subsidiary, Pageant International, which was incorporated under the laws of the Turks & Caicos Islands and continued to Barbados on May 25, 2001. Pageant International has a wholly-owned subsidiary, Pageant Technologies (USA) Inc., a corporation incorporated in the State of Utah. We have a second wholly-owned subsidiary, Memtech International Inc, incorporated under the laws of the Bahamas, which in turn has a wholly-owned subsidiary, Memtech International (USA) Inc., a corporation incorporated in the State of Delaware. These subsidiaries are inactive.

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

In November, 2007, the Company incorporated MAST INC. as a Delaware-based wholly-owned subsidiary. MAST has since set up an office in New York City and is being managed on a day-to-day basis by Steven Van Fleet as President of MAST and a director of Micromem. MAST is pursuing a number of potential strategic joint development agreements with industry partners. This process is ongoing.

In October, 2008, the Company incorporated 7070179 Canada Inc. as a wholly-owned subsidiary. On October 31, 2008, the Company assigned its rights, title and interest in certain patents which it previously held directly to 707179 Canada Inc. in exchange for common shares of this wholly-owned subsidiary.

D.

Property, Plant and Equipment

We maintain our corporate headquarters in Toronto, Ontario, Canada. We occupy 3,987 square feet of commercial office space pursuant to a lease that expires in 2010.

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

The Company made $31,531 of capital expenditures in 2008. It did not make any capital expenditures in 2005-2007; it made $4,567 of expenditures in 2004.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section of the Form 20-F has been prepared to provide a more substantive discussion of our business and to assist the reader in analyzing the audited consolidated financial statements for the year ended October 31, 2008. This discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes in this Annual Report, which are prepared in accordance with Canadian GAAP and are stated in United States dollars. These principles are also in conformity in all material respects with U.S. GAAP as described in Note 18 to our 2008 audtied consolidated financial statements.

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

A.

Operating Results

The following table sets forth certain selected financial information of our Company:

Selected statement of operations and deficit information

(all amounts in United States dollars)
	2008	2007	2006	2005	2004
Interest and other income	$ 11,762	$ 2,586	$ (9,930)	$ (8,703)	$ (4,746)
Loss for the year	5,416,725	2,811,378	4,058,180	4,035,483	2,314,298
Loss per share-basic and diluted	0.07	0.04	0.06	0.07	0.04

Selected balance sheet information

(all amounts in United States dollars)
	2008	2007	2006	2005	2004
Working capital (deficiency)	$ (338,079)	$ (1,531,855)	$ (448,923)	$ (74,831)	$ 34,685
Property and equipment	26,321	-	-	-	2,925
Total Assets	630,467	329,232	465,440	728,375	474,234
Shareholders’ equity (deficiency)	(311,758)	(1,531,855)	(448,923)	(74,831)	37,610

Fiscal 2008 Compared to Fiscal 2007

The Company remains in pre-revenue mode as at October 31, 2008. We reported interest income totaling $11,762 in 2008 compared to $2,586 in 2007. We earned additional interest income on temporarily available surplus funds in 2008, a year in which we raised significant additional capital for the Company.

Administration costs increased $604,203 in 2008 from $223,177 in 2007. In 2008 we engaged the services of a New York City based investor relations firm and incurred $78,000 of related costs. We reserved $88,000 of doubtful accounts receivable from certain related companies with whom we have overhead cost sharing agreements. These amounts were reserved due to uncertainty of collection. With the start-up of operations in MAST INC., our wholly-owned subsidiary, we incurred incremental direct costs associated with that entity totaling $31,000. Other administrative costs including telephone, insurance, rent increased in 2008 given higher level of general activity.

The cash component of professional, management and other consulting fees totaled $2,021,000 in 2008 versus $1,250,984 in 2007. The major component of the cost in 2008 included legal costs pertaining to our patent portfolio of $253,000, other legal costs totaling $287,000 including approximately $125,000 pertaining to the Cynthia Kuper matter with the balance relating to listing fees in Canada and the adoption of a Shareholder Rights Plan. We reported $794,000 in management fees to our Chairman and key executives versus $791,000 in 2007. In 2008 we incurred $65,000 of additional professional fees relating to compliance with the Sarbanes-Oxley Act of 2002 (“SOX”). We incurred $297,000 with respect to services provided by Dreifus Associates Limited (“DAL”) (2007 - $46,000) and $138,000 with respect to payments to the President of MAST INC. (2007 - $33,000) for the latter part of the year. The non-cash component of these fees total $1,041,414 (2007: $269,000) and related to stock compensation expense calculated in accordance with the Black Scholes option pricing model. This compensation expense relates to warrants issued in connection with financings completed in 2008 and to the vesting of stock options awards to officers, directors and employees.

Research and development costs total $1,063,508 in 2008 compared to $682,331 in 2007. The largest components of the costs incurred in 2008 included payments to Strategic Solutions totaling $729,000, to BAE totaling $400,000, and to GCS totaling $192,000. The BAE work began in 2008 and the work completed by Strategic Solutions accelerated considerably in 2008.

Travel and entertainment costs totaled $398,474 in 2008 compared to $141,200 in 2007. We incurred a substantial amount of additional travel expense in 2008 in pursuit of multiple potential strategic alliances and working arrangements with different companies in North America and in Europe. The bulk of the travel expenses related to costs incurred by Strategic Solutions, Steven Van Fleet in his capacity as President of MAST INC. and as head of business development for the Company and, additionally, travel costs incurred by Henry Dreifus and DAL.

The Company issued a total of 2,145,000 stock options in 2008.

The foreign exchange loss in 2008 was $52,321 compared to a loss of $135,947 in 2007. These expenses reflect the significant appreciation of the Canadian dollar against the US dollar in 2007, a trend which continued through mid 2008 before the Canadian dollar depreciated against the US dollar in the second half of the fiscal year.

We reported a net loss of $5,416,725 in 2008 or a loss of 7 cents per share, compared to a loss of $2,811,378 or 4 cents per share in 2007.

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

Stock compensation expense in 2007 totaled $269,216. The Company issued a total of 775,000 stock options in 2007 and 250,000 common share purchase warrants associated with the bridge loan financing that it completed in September 2007. The total non-cash costs associated with these options and warrants were calculated in accordance with the Black Scholes option-pricing model. In 2006, the comparable expense was $2,058,580, relating primarily to a total of 4.6 million stock options granted to officers, directors and employees in July 2006.

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

Unaudited quarterly financial information
(all amounts in United States dollars)

Quarter ended	Total	Net Loss	Loss Per share
	Revenues		Basic and diluted
October 31, 2008	4,023	(3,588,411)	0.050
July 31, 2008	3,258	(1,280,143)	0.020
April 30, 2008	2,988	(1,180,108)	0.020
July 31, 2008	1,493	(720,055)	0.010

October 31, 2007	$2,166	($1,328,604)	0.02
July 31, 2007	420	(600,100)	0.01
April 30, 2007	-	(524,906)	0.005
January 31, 2007	-	(357,766)	0.005
October 31, 2006	$7,687	($2,359,560)	0.04
July 31, 2006	1,024	(530,370)	0.01
April 30, 2006	-	(333,768)	0.005
January 31, 2006	1,219	(834,482)	0.005

B.

Liquidity and Capital Resources

Liquidity

We are a development stage company. We currently have no cash flow from operations and will have none until we are in a position to either license or directly produce and sell products utilizing our Technology.

We currently have no lines of credit in place and must obtain equity financing from investors and from persons who hold outstanding options and warrants in order to meet our cash flow needs until we can generate revenues. At October 31, 2008, we had approximately $475,000 cash on hand and our monthly cash expenses approximate $250,000. Since October 31, 2008, we have raised an additional $818,881 through the exercise of stock options and private placements.

We have granted to our directors, officers and other employees a number of options to purchase shares at prices that are at or above market price on the date of grant. None of the optionees has any obligation to exercise their options and there can be no guarantee that we will realize any funds from these options.

Capital Resources

We had no commitments for capital expenditures as of October 31, 2008 or 2007. In 2008 we spent $31,531 on capital equipment.

In March 2001, we and our wholly owned subsidiary, Pageant International, completed the acquisition of the VEMRAM patents, VEMRAM technology and related assets. The total consideration payable in respect of the purchased assets was $50 million in the form of cash and shares. Of this amount, $10 million was paid at closing through a cash payment of $2.0 million and the issuance by us of 2,007,831 of our common shares valued at $3.98 per share. The balance of $40 million was to have been payable in two equal amounts of $20 million each upon achievement of certain stipulated milestones provided that a minimum of 50% of each $20 million payment would be in the form of our common shares. None of the stipulated milestones were met and therefore no amounts were paid toward the balance of the $40 million purchase price. See “ Item 4 - Information on the Company - A. History and Development of the Company.”

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

  Other assets at historical rates;

  Revenues and expenses are translated at the 3 month average monthly exchange rate per quarter which rate approximates the rate of exchange prevailing at the transaction dates; and

  Gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.

Until October 31, 2004, for all awards of employee stock-based compensation granted after January 1, 2002, we recognized employee stock-based compensation costs under the intrinsic value-based method and provided proforma disclosure of the impact on net income and earnings per share as if the fair value-based method has been applied. Effective November 1, 2004, we have adopted the fair value method of accounting for employee stock-based compensation costs. The stock-based compensation expense for options granted during the fiscal years ending October 31, 2005 - 2008 has been reflected as an expense in the consolidated statement of operations.

We are a development stage company. Research and development costs are expensed in the period incurred.

Commitments
Summary of commitments:	Date executed:
A. Research collaboration agreements
(1) Materials and Manufacturing Ontario	October 24, 2002 (expired)
(2) University of Toronto	November 1, 2002 (expired)
(3) Communications and Information Technology Ontario	December 10, 2002 (expired)
(4) Revised Licensed Agreement – University of Toronto	June 2005

B. Technology Development Agreement, Pageant Technologies Incorporated	March 14, 2001

C. Operating Leases	2007 – 2010

D. Consulting and Employment Contracts
(1) Chairman of the Board of Directors	May 29, 2005
(2) Chief Technology Officer	January 2007*
(3) President	May 18, 2007
(4) President, MAST INC.	May 18, 2007
(5) CFO	May 18, 2007
C. Other Commitments
(1) Engineering/design consultants	May 2008
(2) Design/IP/marketing consultants	September 2008
(3) BAE	September 2008

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

Under the terms of the agreement, we committed to contribute $87,432 and $18,000 in cash and in-kind contribution, respectively, per year to fund the research. We have met all of our obligations under this agreement.

On November 12, 2003, we entered into a second research collaboration agreement with Materials and Manufacturing Ontario and the University of Toronto for research and development associated with magnetic memory devices. Under the second agreement, in the first year and upon renewal in the second year, Materials and Manufacturing Ontario granted $58,900 in cash funding and we contributed $56,130 in cash funding and additionally made $30,770 of in-kind contributions, all towards the research collaboration, each year. We have met all of our obligations under the agreement.

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

Under the agreement, we were required to and did contribute $249,463 in cash to fund the direct costs of the magnetic memory facility. The contribution has been included as a research and development expense in the consolidated statements of operations and deficit.

3. Communications and Information Technology Ontario:

On December 10, 2002, we entered into a two year Collaborative Research Agreement with Communications and Information Technology Ontario, the University of Toronto and Dr. Harry Ruda. For the first year, Communications and Information Technology Ontario provided funding of $106,715 and we contributed $31,875. For the second year, Communications and

Information Technology Ontario provided funding of $107,715 and we provided funding of $31,875. We have further provided $67,632 of in-kind contributions to the research collaboration.

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

c. We have agreed to royalties and payments as follows:

1.1 In consideration for the rights and licenses granted, we agreed to pay to the University of Toronto: a. 4% of Net Sales until such time as the University of Toronto has received from us an aggregate amount of CDN $500,000. b. 1% of Net Sales thereafter.

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

1.3 At any point after which we have paid the University of Toronto CDN $500,000, we may at our option buy out the obligation to pay royalties hereunder by paying to the University of Toronto a single lump sum payment equaling the greater of CDN $500,000 and an amount equal to the total amount of royalties paid by us to the University of Toronto in the preceeding twenty-four months. We are entitled to exercise such option by providing written notice to the University of Toronto along with the required payment, after which time our obligation to pay royalties under Section 4 1.1. or 4 1.2 shall be waived by the University of Toronto.

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

C.

Operating leases:

We have operating lease commitments which expire in 2010 for the lease of our corporate headquarters. The future minimum annual lease payments are approximately as follows:

2009 – 2010 (annually)	$113,000

D.

Consulting and employment contracts:

1.

On May 29, 2005, we entered into a new employment agreement with the Chairman of the Board of Directors. The agreement commenced on January 1, 2005 and expires on September 30, 2009. Under the terms of the agreement, the Chairman of the Board of Directors has been retained to provide certain management services to us. We have agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over-year basis commencing as of December 31, 2005. This compensation is subject to a minimum annual amount of $150,000 Canadian funds or (approximately $158,000 U.S. funds at current exchange rates). At our option, we can pay either cash or issue common shares as compensation providing that the cumulative maximum number of shares that we can issue under the agreement is 2,000,000 common shares. At December 31, 2008, $416,171 of cash compensation for the 2008 fiscal year has been provided for (2007: $309,232).

2.

In January 2005, we entered into an employment agreement with an arm's length individual, Ms. Kuper, for her services as our Chief Technology Officer. The agreement extended for 2 years with a cancellation clause which could be executed by us at any time with 4 months notice. The base remuneration stipulated in the contract was $260,000 per year. We also granted Ms. Kuper 100,000 options to purchase our common shares exercisable at $0.68 per share which expired on December 31, 2005, 300,000 options to purchase our common shares exercisable at $0.80 per share which expired on March 22, 2007 and 100,000 options to purchase our common share at $0.68 per share which option were exercised on May 2, 2008.

In September 2006 we extended the employment agreement with Ms. Kuper for an additional two years commencing in January 2007 on the same terms, conditions and cancellation provisions as reflected in the original contract. Ms. Kuper was granted additional 200,000 stock options in August 2006 each option enabling her to purchase one common share for $0.80 and which were exercised in April 2008.

On November 18, 2007 we provided the required four months written notice to terminate the agreement without cause.

3.	In May, 2008, we entered into employment agreement with:

(a)

Our President, Joseph Fuda. The employment agreement is for a two-year term at an annual base amount of $150,000 (CDN). Additionally, 100,000 common stock options at an exercise price of $1.60 per share, vesting on a quarterly basis were issued under the terms of the contract..

(b)

Our Chief Financial Officer, Dan Amadori for a two-year term. The base compensation stipulated was $150,000 (CDN). Additionally 100,000 common stock options at an exercise price of $1.50 per share, vesting quarterly, were issued.

(c)

Steven Van Fleet, the President of our U.S. subsidiary, MAST INC. The term of the agreement is for three years and stipulates base amount of remuneration of $180,000 per year. In addition 500,000 stock options at an exercise price of $1.50 per share were issued with a five-year term, vesting in equal quarterly installments from the date of issue.

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

C.

Our former CTO, Ms. Cynthia Kuper, filed a claim against the Company in February 2008. This claim has since been dismissed. See Item 8- Financial Statements - Legal Proceedings” on page 44 of this Annual Report report.

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
Revenues and expenses are translated using the 3 month average rate of exchange per quarter, which rate approximates the rate of exchange prevailing at the transaction dates; and
Gains and losses resulting from the translation are included in the determination of net loss for the period.

C.

Research and Development

We are a development stage company. Research and development costs are expensed in the period incurred.

Our research and development activities have been related primarily to research and development of a magnetic random access memory device and the development of our magnetic sensor through research collaboration agreements. Our research and development expenses for the year ended October 31, 2008 were $1,063,508, were $682,331 for the year ended October 31, 2007, and were $368,969 for the year ended October 31, 2006.

D.

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

E.

Off-Balance Sheet Arrangements

We are not party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities.

F.

Tabular Disclosure of Contractual Obligations

A summary of our financial commitments as of October 31, 2008 is as below:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long term debt obligations	-	-	-	-	-

Capital Lease obligations	-	-	-	-	-

Operating lease obligations	226,000	113,000	113,000	-	-

Purchase obligations	-	-	-	-	-

Management contracts
• Chairman	123,000	123,000	-	-	-
• CFO	189,000	123,000	62,000	-	-
• President	197,000	131,000	66,000
• President MAST INC.	450,000	180,000	270,000

All other	750,000	750,000	-	-	-
Total:	1,935,000	1,310,000	511,000	-	-

Transactions With Related Parties, Directors & Officers

The Company has paid cash and non-cash compensation to its officers and directors during the fiscal year as follows:

		Cash	Non-Cash
		Compensation	Compensation
Chairman	2008	$416,171	$ -
	2007	309,232	-
	2006	133,600	416,250
	2005	133,600	659,000
Officers & Directors	2008	825,748	637,835
	2007	563,000	105,000
	2006	611,000	1,165,000
	2005	639,000	1,044,000

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Executive Officers

The Directors, Executive Officers and other key personal of Micromem as at October 31, 2008 are set forth below:

Name	Age	Position

Salvatore Fuda	73	Chairman of the Board of Directors
Joseph Fuda	48	President, Chief Executive Officer and Director
Andrew Brandt	70	Director
David Sharpless	58	Director
Steven Van Fleet	54	Director
Larry Blue	52	Director
Dan Amadori	57	Chief Financial Officer
Oliver Nepomuceno	40	Director
Henry Dreifus	48	Director

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

Joseph Fuda is and has been President, Chief Executive Officer and Director since February 13, 2002. Previously he served as Manager of Strategic Alliances for Micromem since February 2001. Prior thereto, he served as a consultant to Micromem since November 2000. Prior thereto he served as a Vice-President and a Director of IPO Capital Corp since April 1999. He was a director of Leader Capital Corp. until June 2007 and currently also serves as a director of Echo Energy Canada Inc. and of Echo Power Generational Inc.

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

Dan Amadori served as Chief Financial Officer of Micromem since June 2004. He has also served as Chief Financial Officer of Leader Capital since June 2004. He served as a Director and Chair of the Audit Committee of Ontex Resources between September 2003 and March 2005. He served as CFO of Echo Power Generation Inc. from June 2004-March 2008. He served as a director of Hydrive Technologies Inc. from 2004-2008 and a Chair of the Audit Committee of Hydrive from 2006-2008. He is President of Lamerac Financial Corp., a financial advisory firm and has held that position since October 1988. Mr. Amadori is a Chartered Accountant and holds an MBA from the Ivey School of Business.

Oliver Nepomuceno has served as a director of Micromem since June 26, 2006. He is a resident of Switzerland and continues to serve as a Financial Advisor and as a member of the Board of Directors of Intel Trust, a private wealth management company located in Switzerland.

Henry Dreifus has served as a director of Micromem since March 12, 2008. Previously he was a consultant to Micromem from July 2007 – March 2008. He is President and majority shareholder of Dreifus Associates Ltd., a privately-held Orlando, Florida based consulting firm.

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

B.

Compensation

	Annual Compensation			Long-Term Compensation
				Awards		Payouts
Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Other Annual Compensation (US$)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)	All other Compensation ($)
Joseph Fuda Chief Executive Officer [1]	2008 2007 2006	131,000 72,000 65,000	- 50,000 -	- - -	850,000 [11] 900,000 [8]	- - -	- - -	- - -
Salvatore Fuda, Chairman of the Board of Directors Former Chief Executive Officer and President [1]	2008 2007 2006	461,944 - -	- - -	- - -	- 1,000,000 [8]	- - -	- - -	- 309,000 133,000
Manoj Pundit, Executive Vice President and General Counsel [4]	2007 2006 2005	- - -	- - -	- - -	- 100,000 [8] -	- - -	- - -	- - -

Andrew Brandt Director	2008 2007 2006	- - -	- - -	- - -	85,000 [11] - 300,000 [8]	- - -	- - -	- - -
Stephen Fleming Director	2005 2004 2003	- - -	- - -	- - -	- 300,000 [2] 300,000 [3]	- - -	- - -	- - -
Charles Harnick Director	2005 2004 2003	- - -	- - -	- - -	- 400,000 [2] 400,000 [3]	- - -	- - -	- - -
George A Kennedy Director	2005 2004 2003	- - -	- - -	- - -	- 300,000 [2] 300,000 [3]	- - -	- - -	- - -
David Sharpless Director	2008 2007 2006	- - -	- - -	- - - -	75,000 [12] 85,000 [11] - 300,000 [8]	- - - -	- - - -	- - - -
Steven Van Fleet Director	2008 2007 2006	140,728 30,000 86,000	- - -	- - - -	100,000 [12] 500,000 [11] 350,000 [9] 300,000 [8]	- - - -	- - - -	- - - -
Dan Amadori Chief Financial Officer [6]	2008 2007 2006	120,316 72,000 65,000	- 50,000 -	- - -	100,000 [11] - 400,000 [8]	- - -	- - -	- - -
Cynthia Kuper Acting Chief Technology Officer[5]	2008 2007 2006	97,000 260,000 260,000	- - -	- - -	- - 300,000 [10]	- - -	- - -	- - -
Antonio Lopes Former Chief Financial Officer [6]	2005 2004 2003	- - -	- - -	- - -	- - 300,000 [3]	- - -	- - -	- 14,000 20,789
Larry Blue Director	2008 2007 2006	- - -	- - -	- - -	75,000 [12] 85,000 [11] 300,000 [8] 300,000 [7]	- - -	- - -	- - -
Henry Dreifus Director	2008	300,115[15]	-		350,000 [13] 200,000 [14]

Notes:

1.

Salvatore Fuda has served as our Chairman of the Board of Directors since January 11, 1999. He served as our President and Chief Executive Officer from June 2000 through to February 13, 2002. Joseph Fuda was appointed our Chief Executive Officer on February 13, 2002.

2.	Each option entitles the holder to purchase one of our common shares at $0.30 prior to expiry on July 18, 2009 and is fully vested.
3.	Each option entitled the holder to purchase one of our common shares at $0.10. These options were exercised in 2004.
4.	Mr. Pundit previously served as our Executive Vice-President, General Counsel and Secretary.
5.	Ms. Kuper has served as our Chief Technology Officer since January 2005, and prior thereto served as acting Chief Technology Officer since September 2004.
6.	Mr. Lopes served as our Chief Financial Officer between November 1, 2002 and June 2004. Mr. Amadori has served as our Chief Financial Officer since June 29, 2004.
7.	Each option entitles the holder to purchase one of our common shares at a price of $0.60 per share prior to expiry on November 24, 2009.
8.	Each option entitles the holder to purchase one of our common shares at a price of $0.80 per share prior to expiry on July 6, 2011.
9.	Each option entitles the holder to purchase one of our common shares at a price of $0.36 per share prior to April 15, 2012.
10.	200,000 options entitle the holder to purchase one of our common shares at a price of $0.80 per share, and 100,000 options at $0.68 per share. These options were exercised prior to expiry date.
11.

Each option entitles the holder to purchase one of our common shares at a price of $1.50 per share prior to expiry on August 28, 2013. These options vest in equal quarterly amounts from August 2008 – May 2009.

12.	Each option entitle the holder to purchase one of our common shares at a price of $1.01 per share prior to expiry on March 3, 2013.
13.

Each option entitles the holder to purchase one of our common shares at a price of $1.12 per share prior to expiry on March 10, 2013. 100,000 of these options vest in 4 equal quarterly amounts commencing in March 2009; the remaining 250,000 options vested upon issuance in March 2008.

14.

Each option entitles the holder to purchase one of our common shares at a price of $1.50 per share prior to expiry on August 28, 2013. These options only vest when the Company reaches certain sales milestones. At October 31, 2008, none of these options have been vested.

15.	These payments were made to Mr. Dreifus’ company Dreifus Associates Limited (DAL) for consulting services provided.

Our Board of Directors compensation policy is as follows. Directors do not receive cash compensation for serving as directors. Instead they have been awarded stock options over the years. These options are set at each annual meeting and approved by the shareholders. None of the non-employee directors have agreements with us that provide for benefits upon termination of service.

We have adopted a stock option plan. Options are offered to directors, executive officers and employees to purchase our common shares at an exercise price equal to or above the market price for the common shares at the date that the options are granted. 5,300,000 options were granted during 2003 and were exercised in 2004. In 2004, 7,150,000 options were granted and were outstanding at October 31, 2004. These options have vested and are exercisable at $0.30 per share. In 2005, 1,800,000 of these options were exercised and in 2006 3,550,000 of these options were exercised. In January 2007, 1,000,000 of these options were exercised. In 2008, 600,000 of these options were exercised and at October 31, 2008, 200,000 remain outstanding.

120,000 options were granted in 2004 at an exercise price of $0.68. In 2005, 20,000 of these options were exercised and at December 31, 2005 the remaining 100,000 options expired.

In 2005, we issued 2,500,000 options exercisable at $0.72, 1,800,000 options exercisable at $0.65, 100,000 options exercisable at $0.91 and 300,000 options exercisable at $0.80. These options are fully vested and expire in 5 years if unexercised. At October 31, 2008, 500,000 options have been exercised at $0.72, 620,000 options have been exercised at $0.65 and 50,000 options have been exercised at $0.91.

In 2006 we issued 300,000 options at $0.60, 50,000 options at $0.72 and 4,600,000 options at $0.80. These options are fully vested and expire in 5 years if unexercised. At October 31, 2008, 300,000 options at $0.80 have been exercised.

In 2007, we issued 350,000 options to an outside director at a exercise price of $0.36 per share expiring in April 2012 if exercised. We issued 50,000 options to an employee at a exercise price of $0.50 per share expiring in May 2012 if exercised. We issued 225,000 options to employees and a consultant at a exercise price of $0.60 per share expiring in October 2012 if exercised. These options remain outstanding at October 31, 2008. We also issued 150,000 options to a consulting firm in June 2007 at a exercise price of $0.70 per share. The original term was for 12 months but the Board of Directors extended the expiry date to November 2008. These options expired unexercised in November 2008.

In 2008, we issued 325,000 options at a exercise price of $1.01 per share to outside directors expiring in March 2013, if unexercised. We issued 20,000 options to consultants at a exercise price of $1.12 per share expiring in March 2013 if unexercised. We issued 50,000 options to a consultant at a price of $2.31 per share expiring in April 2009 if unexercised. We issued 350,000 options to a newly appointed director in March 2008 at a exercise price of 1.20 per share; of this total 275,000 vested upon issuance with the balance vesting in three equal amounts in the following three quarters; these options expire in March 2013, if unexercised.

In 2008, we issued 1,400,000 options to officers, directors and employees at a exercise price of $1.50 per share expiring in August 2013 if unexercised. 200,000 of these options vest only when the Company realizes certain revenue milestones which have not been met at October 31, 2008. Of the balance of 1,200,000 options, these vest in four equal quarterly amounts of 300,000 options per quarter commencing in August 2008.

None of the stock options awarded in 2008 have as yet been exercised.

C. Board of Directors Practices

Our Board of Directors meets as a full Board of Directors on an as required basis during the fiscal year. In 2008 our Board of Directors met on February 27, 2008, March 26, 2008, April 17, 2008, June 25, 2008 and October 30, 2008.

Our Audit Committee of the Board of Directors has met on a quarterly basis during fiscal 2008 for the purpose of approving the quarterly financial statements. In addition, our Audit Committee receives regular periodic reports from management.

All matters pertaining to our financing, contractual arrangements and Board of Directors and management compensation are approved by the Board of Directors. All Board of Directors meeting minutes and directors resolutions are maintained on an up-to-date basis.

Our Compensation Committee met on several occasions in 2008. Our Compensation Committee approves all management compensation and all stock option grants for recommendation to the Board of Directors.

Our Disclosure Committee met as required in 2008 to review our various press release disclosures and to monitor our general practices relating to our disclosure requirements

Our Audit Committee appointed one of its members, Andrew Brandt (who is also Chair of our Compensation Committee) to work directly with the Company's CFO, our outside counsel and independent counsel whom we engaged to oversee the Company's process of responding to the claims and allegations of SOX violations made by Ms. Cynthia Kuper. This matter was resolved in November 2008 when Ms. Kuper retracted her allegations and the regulators dismissed the claims and allegations as unfounded.

The members of the Board of Directors are appointed to a one-year term at our annual meeting.

Audit Committee

The Board of Directors has appointed an Audit Committee consisting of three independent directors. The members of the Audit Committee are Andrew Brandt, Oliver Nepomuceno and David Sharpless (Chairman) each of whom shall serve in such capacity until its next annual meeting. The Audit Committee is responsible for the integrity of our internal accounting and control systems. The committee receives and reviews our financial statements and makes recommendations thereon to the Board of Directors prior to its approval by the full Board of Directors. The Audit Committee communicates directly with our external auditors in order to discuss audit and related matters whenever appropriate. In 2008 the Audit Committee met December 17, 2007, February 15, 2008, February 27, 2008, March 26, 2008, June 17, 2008 and September 22, 2008.

Compensation Committee

The Board of Directors has appointed a Compensation Committee. Our executive compensation is administered by the Compensation Committee which meets on executive compensation matters as and when required. Our Compensation Committee includes Andy Brandt, an outside director as Chairman, Oliver Nepomuceno, an outside director and Henry Dreifus, a director. In 2008 the Compensation Committee met April 9, 2008, May 13, 2008, May 20,2008, July 3, 2008 and November 12, 2008.

Disclosure Committee

In 2008, the Board of Directors has appointed a Disclosure Committee whose primary responsibility is to ensure timely and accurate disclosure of all relevant information in accordance with the various securities regulations. Our Disclosure Committee includes Larry Blue, an outside director, who serves as Chair, David Sharpless, an outside director (and Chair of our Audit Committee) and Jason Baun, the Company’s Chief Information Officer.

Technical Advisory Committee

We formed a Technical Advisory Committee in July 2007 to provide guidance and leadership on the strategic development plans for our technology. Our Technical Advisory Committee includes Larry Blue, an outside director as Chair, Henry Dreifus, director and Steven Van Fleet, a director and the President of MAST INC., our wholly-owned subsidiary.

D. Employees

We have nine officers and employees of which four serve in a management capacity and five serve in an administrative capacity. This includes a Chairman of the Board of Directors, a Chief Executive Officer and President, a Chief Financial Officer, and the President of our wholly-owned subsidiary MAST INC., five four support staff, all (except for the President of MAST INC.) of whom work from our executive offices in Toronto, Canada. All research and development is outsourced to several different groups.

We consider our relations with our employees to be satisfactory. We had 8 employees as of October 31, 2008 and 2007.

D. Share Ownership

NAME	SHARES OWED	OPTIONS HELD	OPTION EXERCISE PRICE	EXPIRY DATE	% OF TOTAL [1]
Joseph Fuda Chief Executive Officer and Director	191,500	1,450,000 900,000 100,000	$0.72 $0.80 $1.50	5/27/2010 7/6/2011 08/28/2013	3.18% (2,641,500)
Salvatore Fuda Chairman of the Board of Directors and Director	615,000[2]	1,180,000 1,000,000	$0.65 $0.80	6/16/2009 7/6/2011	3.36% (2,795,000)
Henry Dreifus Director	-	250,000 100,000 200,000	$1.20 $1.20 $1.50	3/12/2013 03/12/2013 08/28/2013	0.66% (550,000)
Andrew Brandt Director	110,000	290,000 85,000	$0.80 $1.50	7/6/2011 08/28/2013	0.58% (485,000)
David Sharpless Director	100,000	300,000 75,000 85,000	$0.80 $1.01 $1.50	7/6/2011 03/03/2013 08/28/2013	0.67% (560,000)
Steven Van Fleet Director	-	350,000 300,000 300,000 100,000 500,000	$0.36 $0.72 $0.80 $1.01 $1.50	4/15/2012 5/27/2010 7/6/2011 03/03/2013 28/28/2013	1.86% (1,550,000)
Dan Amadori Chief Financial Officer	326,801	177,199 400,000 100,000	$0.72 $0.80 $1.50	5/27/2010 7/6/2011 08/28/2013	1.21% (1,004,000)
Jason Baun Investor Relations	-	50,000 50,000 200,000 100,000 15,000	$0.91 $0.63 $0.80 $0.60 $1.50	6/17/2009 12/2/2010 7/6/2011 10/25/2012 Aug/28/2013	0.50% (415,000)
Larry Blue Director	-	300,000 300,000 75,000 85,000	$0.60 $0.80 $1.01 $1.50	11/3/2009 7/6/2011 03/03/2013 08/28/2013	0.91% (760,000)
Oliver Nepomuceno Director	953,572	300,000 75,000 75,000	$0.80 $1.01 $1.50	7/6/2011 03/03/2013 08/28/2013	1.69% (1,403,572)
Stephen Fleming Director of Subsidiary	200,000	100,000	$0.30	7/18/2009	0.36% (300,000)

[1]	Calculated based on shares owned plus options held as a percentage total of shares outstanding plus options held.
[2]	These shares are held by a corporation wholly owned by a trust established for the benefit of members of Salvatore Fuda's family.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

No shareholder holds greater than 5% of the common shares outstanding. As of the date of this Annual Report approximately 73% of the issued and outstanding common shares are held by Canadian investors and approximately 27% of the issued and outstanding shares are held by U.S. investors.

B.

Other Related Party Transactions

During the fiscal year ended October 31, 2007, we paid $15,000, as compared to $40,000 in 2006, to a law firm in which Manoj Pundit, an officer of the Company (until February 2008 when he resigned), is a partner. No payments were made in 2008.

In June 2008, we entered into a six-month agreement with Dreifus Associates Limited (DAL) whose major shareholder Henry Dreifus, is a Company director. DAL provides a wide range of technical and business development support to the Company. Our monthly cost under the agreement is approximately $40,000. In addition, we have granted Henry Dreifus 350,000 stock options at a exercise price of $1.20 per share in March 2008 coincident with his appointment as a Director of the Company. 275,000 of these options vested at issue date, the balance vests in three equal quarterly installments of 25,000 options commencing in June 2008. The expiry date for these options is March 2013. In August 2008, we issued 200,000 stock options to Henry Dreifus at our exercise price of $1.50 per share expiring in August 2003 if unexercised. These options vest only when the Company has achieved certain revenue milestones

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements

See “Item 17 — Financial Statements.”

B.

Dividend Policy

We have never paid a dividend on our securities. We do not anticipate paying dividends in the foreseeable future.

C.

Significant Changes

There has been no significant change in our financial position since October 31, 2008.

D.

Legal Proceedings

The Company originally hired Cynthia Kuper as a consultant in mid 2004. The Company entered into an employment agreement with Ms. Kuper in January 2005 for a two year term. Under the terms of the employment agreement, either party could terminate the agreement without cause by providing four months written notice. In late 2006, the Company extended the original agreement, effective January 2007, for an additional two year term.

On November 18, 2007, the Company served Ms. Kuper with the required four months written notice to terminate the employment agreement without cause.

On February 19, 2008, the Company received, via regular mail, a letter from the U.S. Department of Labor, Occupational Safety and Health Administration (“OSHA”). In the letter, OSHA advised that Ms. Kuper was alleging discriminatory employment practices in violation of Section 806 of the Sarbanes-Oxley Act of 2002.

In the claim which Ms. Kuper submitted, she alleged that she discovered that the Company had violated certain rules and regulations of the Securities and Exchange Commission, that the Company had been unlawfully paying excessive compensation to certain executives, directors, officers and employees by engaging in a practice of awarding excess stock options. Additionally, Ms. Kuper claimed to have discovered that the granting of said stock options were intended to artificially inflate the agents’ market capitalization and mislead the public as to the true financial state of the Company.

In response, in February 2008 the Company vigorously denied Ms. Kuper’s claims and indicated that they were malicious and frivolous. It referred the matter to the Audit Committee and to the entire Board of Directors for full review and evaluation. The Company also engaged legal counsel to fully and appropriately deal with these allegations. The Company conducted a complete investigation with respect to Ms. Kuper’s performance during her tenure as Chief Technology Officer.

The Company initially agreed to mediate the dispute and a date was set for mediation. The Company decided, however, not to proceed with mediation and instead submitted, through counsel, a substantial position statement with supporting exhibits to OSHA in May 2008 in response to Ms. Kuper's claims. Ms. Kuper responded to the Company’s position statement in June 2008 and the Company in turn submitted a further response to OSHA in July 2008.

In August 2008 OSHA dismissed Ms. Kuper's claims as without foundation. Ms. Kuper appealed OSHA’s ruling in August 2008. We continued to deal with OSHA through counsel and, in September 2008, counsel for Ms. Kuper initiated settlement discussions. In November we settled the matter and Ms. Kuper retracted her allegations. The matter has since been dismissed with prejudice to Ms. Kuper by OSHA.

The Company paid a total of $80,166, which consisted of $54,962 made payable to Ms. Kuper and constituting the balance of funds due to her under the original notice terms of her contract, which we had previously put in trust with counsel, and $25,204 for fees and costs. These funds were released to Ms. Kuper’s counsel once her retraction letter was received by OSHA and once the matter was finally dismissed with prejudice to Ms. Kuper.

In total we incurred approximately $125,000 of legal fees in connection with dealing with these allegations. Ms. Kuper and the Company have now signed a mutual release with respect to any potential future claims or actions.

ITEM 9. THE OFFER AND LISTING

The table below sets forth the high and low sales prices for common shares in U.S. Dollars as reported for the periods specified. Our fiscal year ends October 31. Our common shares are not traded in Canada.

Our common shares are traded in the United States and are quoted on the NASD's OTC Bulletin Board. The common shares are quoted under the symbol MMTIF.OB.

Period	High	Low

Last six months:
February 2009	0.80	0.62
January 2009	0.99	0.62
December 2008	0.90	0.60
November 2008	0.95	0.70
October 2008	1.30	0.31
September 2008	1.96	1.02
August 2008	1.66	1.05
Last eight quarters:
Q1 2009	0.80	0.62
Q4 2008	1.30	0.31
Q3 2008	1.80	0.93
Q2 2008	2.46	1.52
Q1 2008	0.65	0.55
Q4 2007	0.72	0.55
Q3 2007	0.48	0.35
Q2 2007	0.63	0.36
Q1 2007	0.51	0.39
Last five years:
2008	2.60	0.31
2007	0.85	0.35
2006	1.33	0.43
2005	1.15	0.37
2004	1.17	0.15

On February 13, 2009, the last reported sale price for our common shares on the NASD OTC Bulletin Board was $0.75

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Our authorized capital consists of an unlimited number of common shares, of which 82,936,667 shares were issued and outstanding as of October 31, 2008, and 2,000,000 special, redeemable, voting preference shares, referred to herein as special shares, none of which were outstanding, as of October 31, 2008.

Additionally the Company has 10,930,000 stock options outstanding with a weighted average exercise price of $.85 (2007: 10,325,000 options outstanding with a weighted average exercise price of $.53) and a total of 637,128 outstanding warrants to acquire common shares with a weighted average exercise price of $1.04 (2007: 4,471,328 outstanding warrants with a weighted average exercise price of $.41).

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

4.	A second two-year research collaboration agreement dated November 12, 2003 (now expired), by and among Materials and Manufacturing Ontario and the University of Toronto, pursuant to which:

	1.	through the collaboration, Micromem has continued its involvement in the research and development of magnetic memory technology, carried out by a highly skilled research team;

2.

Micromem has committed to providing $56,130 (CDN $81,000) per year in cash and $30,770 (CDN $44,400) per year of in kind contributions and Materials and Manufacturing Ontario has committed to providing $58,900 (CDN $85,000) in cash;

3.

the combined cash contributions of we and Materials and Manufacturing Ontario, $230,060 (CDN $332,000), will be used to cover the operating expenses of the research collaboration over a term of two years;

4.

Materials and Manufacturing Ontario's funding of $117,800 (CDN $170,000) (or $58,900 (CDN $85,000) per year) will be paid directly to the University of Toronto and therefore is not reflected in Micromem's financial statements; and

5.	Micromem maintains its ownership of its portfolio of patents and intellectual property that was developed prior to or outside the scope of the agreement.

5.	Asset Purchase Agreement, dated December 10, 2000, by and among Micromem, Pageant International, Estancia Limited and Richard M. Lienau, pursuant to which:

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

9.

In January 2005, we entered into a consulting agreement with Cynthia Kuper for her services as Chief Technology Officer. The agreement extended for 2 years with a cancellation clause which could be executed by us at any time with 4 months notice provided. The base remuneration stipulated in the contract is $260,000 per year. We also granted the Chief Technology Officer certain stock options.

In October 2005, the Company extended the consulting agreement for two more years commencing in January 2007 on the same terms, conditions and cancellation clauses. On November 18, 2007 the Company served Ms. Kuper with the required four months written notice of termination of her employment agreement. As discussed in the Risk Section of this report, on Page 11, Ms. Kuper filed a claim against the Company in February 2008 citing wrongful dismissal and made a number of allegations against the Company. The Company vigorously denied Ms. Kuper’s claims which it considered malicious and groundless. As reported in this Annual Report, we have resolved the matter of our ex CTO's claims and allegations of SOX violations as reported last year. These claims were retracted by Ms. Kuper and the matter was ultimately dismissed by OSHA with prejudice to Ms. Kuper.

10.

On May 29, 2005, we entered into a new employment agreement with the Chairman of the Board of Directors. The agreement commenced on January 1, 2005 and expires on September 30, 2009. Under the terms of the agreement, the Chairman of the Board of Directors has been retained to provide certain management services to us. We have agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over-year basis commencing as of December 31, 2005 subject to a minimum annual compensation amount of $150,000 (Canadian funds – approximately $158,000 in U.S. funds at current exchange rates). At our option, we can pay either cash or issue common shares as compensation providing that the cumulative maximum number of shares that we can issue under the agreement is 2 million common shares. The Company has reported 461,000 of costs associated with this contract in 2008, $309,000 in 2007 and $133,600 in each of the 2005 and 2006 fiscal years.

11.

In May 2007, we entered into a contract with Strategic Solutions a California based engineering consulting firm. The contract covered a term of one year and stipulated monthly payments of $16,000. Additionally, we issued 150,000 options to acquire common shares at a price of $0.70 per share with a one year term.

In March 2008, we revised the terms of the contract with Strategic Solutions and assigned more responsibility and tasks to them. We stipulated monthly payments of $45,600 for a ten month period through December, 2008. In May 2008, we extended the expiry date on the 150,000 options granted previously to November 2008. These options expired unexercised in 2009. We continue to work with Strategic Solutions on a month to month basis.

12.

In June 2008, we entered into a six-month agreement with Dreifus Associates Limited (DAL) whose major shareholder Henry Dreifus, is a Company director. DAL provides a wide range of technical and business development support to the Company. Our monthly cost under the contract is approximately $40,000. In addition, we have granted Henry Dreifus 350,000 stock options at a exercise price of $1.20 per share in March 2008 coincident with his appointment as a Director of the Company. 275,000 of these options vested at issue date, the balance vests in 3 equal quarterly installments of 25,000 options commencing in June 2008. The expiry date for these options is March 2013. In August 2008, we issued 200,000 stock options to Henry Dreifus at our exercise price of $1.50 per share expiring in August 2013 if unexercised. These options vest only when the Company has achieved certain revenue milestones.

13.	In May 2008 the Company executed the following employment contracts with key officers:

(a)

A two-year agreement through May 2010 with its President, Joseph Fuda, stipulating annual base remuneration of $160,000 ($CDN) per year. In addition, 100,000 common stock options were awarded at a exercise price of $1.50 per share vesting in 25,000 share installments over 4 quarters commencing in August 2008 and expiring in August 2013 if unexercised.

(b)

A two-year agreement through May 2010 with its CFO, Dan Amadori stipulated annual base remuneration at $150,000 (CDN) per year. In addition100,000 common stock options were awarded at a exercise price of $1.50 per share vesting in 25,000 share installments over 4 quarters commencing in August 2008 and expiring in August 2013 if unexercised.

(c)

A three-year agreement through May 2011 with the President of its wholly-owned subsidiary, MAST INC., Mr. Steven Van Fleet, who is also a director of the Company. The agreement stipulates annual base remuneration of $180,000 per year. In addition, 500,000 common stock options at a price of $1.50 per share were awarded vesting in 125,000 share installments over 4 quarters commencing in August 2008 and expiring in August 2013 if unexercised.

14.

In September 2008, the Company entered into a 12 month agreement with the Investor Relations Group (IRG) of New York City. Under the terms of the contract, the Company pays a monthly amount of $13,500 in cash and issues 25,000 common shares to IRG monthly. The agreement can be terminated at any time with 30 days notice.

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

Certain United States Federal Income Tax Consequences

The following is a general summary of certain United States federal income tax consequences, under current law, generally applicable to a US Holder (as defined below). This summary does not address all potentially relevant United States federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of United States federal income tax law, such as those described below as excluded from the definition of a US Holder. United States alternative minimum tax considerations are not addressed in this summary. In addition, this summary does not cover any state, local or foreign tax consequences, nor any U.S. federal gift, estate or generation-skipping transfer tax consequences. (Certain, but not all, foreign tax consequences are described above under “Taxation - Certain Canadian Income Tax Consequences.”)

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

This summary is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares, and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

CIRCULAR 230 DISCLOSURE

ANY TAX STATEMENT MADE HEREIN REGARDING ANY U.S. FEDERAL TAX IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR PURPOSES OF AVOIDING ANY PENALTIES. ANY SUCH STATEMENT HEREIN IS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTION TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

US Holders

As used herein, a “US Holder” means an owner of common shares who is a citizen or individual resident (as defined under United States tax laws) of the United States; a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any political subdivision thereof; an estate the income of which is taxable in the United States irrespective of source; or a trust if (a) a court within the United States is able to exercise primary supervision over the trust's administration and one or more United States persons have the authority to control all of the substantial decisions of the trust or (b) the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a United States person. This summary does not address the tax consequences to, and “US Holder” does not include, tax-exempt persons or organizations; qualified retirement plans, individual retirement accounts and other tax-deferred accounts; financial institutions; insurance companies; real estate investment trusts; regulated investment companies; entities subject to the U.S. corporate conversion rules; broker-dealers; U.S. tax expatriates; non-resident alien individuals or entities; persons or entities that have a “functional currency” other than the US dollar; persons who hold common shares as part of a straddle, hedging or conversion transaction; and persons who acquire their common shares as compensation for services. This summary is limited to US Holders who own common shares as capital assets and who hold the common shares directly (e.g., not through an intermediary entity such as a corporation, partnership, LLC or trust). This summary does not address the consequences to a person or entity of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

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

The CFC and PFIC rules are very complex. The Company offers no opinion or representations as to its status as a CFC or PFIC for the current or any prior or future tax years. US Holders should consult their own U.S. tax advisors with respect to the CFC and PFIC issues and their applicability to such Holder’s particular situation.

Foreign Tax Credit

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership or disposition of the common shares may be entitled, at the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the US Holder during that year.

There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder’s United States Federal income tax liability that the US Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific “baskets” of income. Foreign taxes assigned to a particular basket generally cannot offset United States tax on income assigned to another basket. Unused foreign tax credits can generally be carried back one year and carried forward ten years. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and US Holders should consult their own U.S. tax advisors regarding their ability to utilize foreign tax credits in light of their individual circumstances.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, referred to herein as the Exchange Act) as of October 31, 2008. Based on management's evaluation in 2008, our Chief Executive Officer and Chief Financial Officer concluded that, as of October 31, 2008, except as set forth below, our disclosure controls and procedures were effective in that they were designed to ensure that material information relating to us is made known to our Chief Executive Officer and Chief Financial Officer by others within our organization, as appropriate to allow timely decisions regarding required disclosures, and effective, in that they did ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Management’s Annual Report on Internal Control Over Financial Reporting
Pursuant to the Sarbanes Oxley Act of 2002, the Company became an "accelerated filer" in 2008 and this resulted in the Company having to prepare management’s report on internal control over financial reporting ("Report") and to have our external auditors prepare an attestation report (the “Attestation Report”). The Attestation Report is set forth below.

In the 2005 fiscal year, the Company engaged an independent accounting firm to complete a "Level 1" review of the Company’s internal control procedures. This review served to provide an in-depth description of our overall procedures and policies relating to our internal financial and operational controls. Between 2005-2007 management has updated that analysis as part of our annual financial statement audit. In prior years our auditors have identified certain weaknesses in our internal controls and, as required, we have reported these as part of our Annual Reports on Form 20-F filed with the SEC.

In 2008 we engaged the same firm of independent accountants to complete an update of their 2005 report and to conduct a "Level 2" review of our procedures and controls. This review included documentation and testing of existing procedures to determine their effectiveness and to assess whether "Material Weaknesses" existed in these procedures and controls. The recommendations and conclusions put forward by the independent accountants were in accordance with the Committee of Sponsoring Organizations (COSO) report which is the most commonly used framework for evaluating internal controls.

The Attestation Report submitted by the independent accountants cited two Material Weaknesses as of the final report date of November 10, 2008 and these are discussed below along with management’s comments on compensatory procedures that it has in place to mitigate the risks associated with these Material Weaknesses:

Material Weakness #1: The Company does not have a formal schedule of authority for approval of various expenditures based on the nature of the transaction.

Independent Accountants’ recommendations: Create the formal schedule of authority providing financial and non-financial limits and list all individuals who have authority to approve transactions in contract management, travel and entertainment, purchases/payables/payments, investments/cash management, and sales/receivables/receipts.

Management's response:

(a)	We have engaged an outside human relations firm to provide detailed job descriptions for all employees (October 2008).

(b)

We have assigned exclusive responsibility to the Compensation Committee of the Board of Directors to approve all forms of compensation for officers, directors and employees based on the recommendation of senior management.

(c)	All material contracts that are negotiated by management with outside service providers are reviewed by our Audit Committee and reported to the Board of Directors.

(d)

Accounts payable and cash management are monitored / managed on a daily basis by the Controller, the Office Manager, the CFO and the Company’s President given the traditionally weak working capital position that the Company has encountered.

(e)	The improvements that the Company intends to introduce in 2009 include:

(f)	Adoption by the Board of Directors of a formal set of guidelines for travel and entertainment expenses.

(g)	Codification of approval levels for various expenditures by members of the management team including those expenditures that will require Audit Committee approvals.

(h)	Codification of policies with respect to securing third party contractual services – legal, accounting, insurance, other consulting and product development services.

(i)	Preparation of detailed projected annual cash flow models with periodic updates for actual results.

Material Weakness #2: There is inadequate segregation of duties in the travel and entertainment payment cycle, in the payables, purchases and cash cycle and in the approval of related party cross charges for common overhead expenses.

Accountants’ recommendations: More effective segregation of the duties relating to handling of cheques, posting of payments and posting of invoices; CFO to approve travel and entertainment expenses of all senior management; transfer of certain cheque signing authorities and reassignment of certain accounting responsibilities amongst the accounting staff.

Management's response:

Notwithstanding these control weaknesses as cited, management notes that the periodic financial statements are scrutinized on a line by line basis by the CFO who in turn reports to the Audit Committee. The Audit Committee conducts a regular and extensive review of the Company’s financial reports. In turn, as appropriate the Chair of the Audit Committee reports to the Board of Directors.

In 2009 we will implement the following:

(a)	We are developing a formal travel and entertainment policy for Board review and approval.

(b)	We are assessing the best means and methods of reallocating certain job responsibilities within the accounting department and office staff.

Subsequent to the completion of the report by the independent accountants, we began our preparation for the year-end audit conducted by our external auditors. This process began in late November with audit fieldwork commencing in December 2008.

During the course of the audit, our external auditors and our CFO reviewed all of our year-end financial reporting procedures and an additional Material Weakness was identified as discussed below.

Material Weakness #3: The Company does not affect a timely and complete close of its year-end financial statements prior to the commencement of the year-end external audit. The related risk is that there could be reporting errors that could be undetected by management.

Examples of this Material Weakness noted during the course of the year-end audit include:

(a)	management processed a series of journal entries over the course of the audit to finalize the financial statements;

(b)	internal documentation with respect to certain share capital transactions was incomplete and required revision; and

(c)

management revised certain accounting measurements at year-end based on the work completed at that time. These revisions related to the application of the Black Scholes option pricing model, additionally, there were cutoff issues which management identified at year-end and addressed as part of their year-end procedures.

Management's response:

(a)

We conducted an exhaustive review of our financial statement accounts at year-end, augmenting the detailed analysis which we complete on a quarterly basis. This process served to capture all required year- end adjusting entries; we note that our external auditors have not proposed any adjustments to our financial statements at year-end.

(b)

Management notes the complexity of certain elements of its financial statement reporting including consolidation, income taxes, share capital, stock compensation expense and related party transactions. In each case management notes that the existing internal procedures and reporting practices result in the production of very detailed (in some cases, line by line) account analyses and reconciliation.

(c)	In 2009 we will codify a quarterly and year-end set of financial reporting procedures and assign responsibilities to specific individuals for their execution.

(d)	In 2009 we are planning to introduce the equivalent of periodic internal audit procedures relating to key risk areas to augment existing control procedures.

Management and the Board of Directors, primarily through the Audit Committee, have instituted rigorous review procedures on all of our periodic filings with the SEC and other securities regulators. We have established a Disclosure Committee consisting of outside directors (Messrs. Larry Blue and David Sharpless) and our Chief Information Officer (Jason Baun). A charter for the Disclosure Committee and a Policy have been developed and have been ratified by our Board of Directors. We engage legal counsel and our external investor relations consultants, IRG, to provide guidance, commentary on all of our press release.

Management's Conclusions

(a)	Management acknowledges the material control weaknesses cited by the independent accountants during their review and by the external auditors in conducting their year-end audit work.

(b)

The work completed by the Company’s accounting staff as then reviewed by the Company’s CFO provides assurance that there are no material errors or unrecorded adjustments in the Company’s year-end financial statements.

(c)	Compensating procedures and controls are in place so as to mitigate the Material Weaknesses cited in this report.

(d)	Management has identified improvements that it plans to introduce in 2009 which will strengthen our internal controls with the objective of eliminating the Material Weaknesses cited.

(e)

Management has concluded that our disclosure controls and procedures meet required standards. These disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in its various reports are recorded, processed, summarized and reported accurately. In spite of its evaluation, management does recognize that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives.

Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders of
Micromem Technologies Inc.
(A Development Stage Company)

We have audited Micromem Technologies Inc’s (the "Company") internal control over financial reporting as of October 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Micromem Technologies Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

1167 Caledonia Road Toronto, Ontario M6A 2X1 Tel: 416 785 5353 Fax: 416 785 5663

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Micromem Technologies Inc did not maintain, in all material respects, effective internal control over financial reporting as of October 31, 2008, based on the COSO criteria, as indicated by the three material weaknesses identified and discussed below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

We have identified the following material weaknesses:

  The Company does not have a formal schedule of authority for approval of various expenditures based on the nature of the transaction.

  There is inadequate segregation of duties in the travel and entertainment payment cycle, in the payables, purchases and cash cycle and in the approval of related party cross charges for common overhead expenses.

  The Company does not affect a timely and complete close of its year-end financial statements prior to the commencement of the year-end external audit. The related risk is that there could be reporting errors that could be undetected by management.

All of which have been described in management’s assessment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Micromem Technologies Inc. and subsidiaries as of October 31, 2008 and 2007, and the related consolidated statements of operations, comprehensive loss and deficit and cash flows for each of the years in the three-year period ended October 31, 2008, and our report dated February 16, 2009, expressed an unqualified opinion thereon.

/s/ SCHWARTZ LEVITSKY FELDMAN LLP
SCHWARTZ LEVITSKY FELDMAN LLP
Toronto Ontario	Chartered Accountants
February 16, 2009	Licensed Public Accountants

1167 Caledonia Road Toronto, Ontario M6A 2X1 Tel: 416 785 5353 Fax: 416 785 5663

Changes in Internal Control Over Financial Reporting
Other then as stated above, no other changes in our internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, occurred during the fiscal year ended October 31, 2008 that has materially affected or is reasonable likely to materially affect, our internal controls over financial reporting.

Item 15T. Controls and Procedures

Not applicable

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

The following table presents fees for professional audit services rendered by our auditors for the audit of our consolidated financial statements for the years ended October 31, 2008 and 2007, and fees billed for other services rendered by our auditors including our offerings of securities and tax services.

	2007	2008

Audit Fees	$75,000	$60,000
Audit Related Fees (SOX related)	-	30,000
Tax Fees	-	35,000
All Other Fees	18,000	5,200

Audit Fees

In 2007 we paid a total of $75,000 to Schwartz Levitsky Feldman LLP for audit services, which included work related to the annual audit.

In 2008 we paid a total of $60,000 to Schwartz Levitsky Feldman LLP for audit services, which included work related to the annual audit.

Audit Related Fees

We paid $30,000 of audit related fees to Schwartz Lewitsky Feldman in 2008 relating to our SOX certification audit (nil in 2007).

Tax Fees

We paid 35,000 of tax related fees to Schwartz Levitsky Feldman LLP for services in 2008 (nil in 2007).

All Other Fees

Schwartz Levitsky Feldman LLP billed us $8,000 for other services during 2007

Grant Thornton LLP billed us $10,000 for other services in 2007.

Collins Barrow LLP billed us $52,000 in 2008 relating to the work they completed on our internal control certification.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity by the Issuer and Affiliated Purchasers.

Not applicable.

Item 17. Financial Statements

57

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Micromem Technologies Inc.
(A Development Stage Company)

We have audited the consolidated balance sheets of Micromem Technologies Inc. (the "Company") as at October 31, 2008 and 2007, and the consolidated statements of operations, comprehensive loss and deficit and cash flows for each of the years in the three-year period ended October 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three year period ended October 31, 2008 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles may vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effects of such changes is presented in note 18 to the consolidated financial statements.

The consolidated statement of operations, comprehensive loss and deficit, cash flows and shareholders’ deficiency for the cumulative period from September 3, 1997 to October 31, 2004 were audited by other auditors who expressed opinions without reservation on those statements in their reports dated February 11, 2007, December 5, 2003, January 27, 2003, November 16, 2001, December 13, 2000, February 25, 2000 and December 20, 1999.

/s/ SCHWARTZ LEVITSKY FELDMAN LLP
SCHWARTZ LEVITSKY FELDMAN LLP
Toronto Ontario	Chartered Accountants
February 16, 2009	Licensed Public Accountants

1167 Caledonia Road Toronto, Ontario M6A 2X1 Tel: 416 785 5353 Fax: 416 785 5663

COMMENTS BY AUDITORS FOR US READERS ON CANADA – US REPORTING DIFFERENCES

In the United States, reporting standards for auditors require that the following information be included in the auditors’ report:

The addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 2 to the consolidated financial statements. Our report to the shareholders dated February 16, 2009 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

In the introductory paragraph of the auditors’ report, it would be required to state that the cumulative consolidated statements of operations, comprehensive loss and deficit, cash flows and shareholders’ deficiency for the period from September 3, 1997 to October 31, 2004 were audited by other auditors whose reports have been furnished to us and reference would have been made to the opinion of the other auditors, in so far as it relates to the cumulative consolidated financial information for the Company for the period from September 3, 1997 through October 31, 2004. Our opinion on the consolidated financial statements would refer to the reports of the other auditors for the period from September 3, 1997 to October 31, 2004. Our report to the shareholders dated February 16 2009 is expressed in accordance with Canadian reporting standards, which do not permit reference to the reports of other auditors in our auditors’ report in the introductory paragraph.

The Standards of the Public Company Accounting Oversight Board (United States) requires us to evaluate and report on the effectiveness of internal controls over financial reporting for Micromem Technologies Inc.’s as at October 31, 2008, based on criteria established in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Although we have issued our report dated February 16, 2009 that expressed an unqualified opinion for US Reporting, there is currently no requirement under Canadian reporting standards.

/s/ SCHWARTZ LEVITSKY FELDMAN LLP
SCHWARTZ LEVITSKY FELDMAN LLP
Toronto Ontario	Chartered Accountants
February 16, 2009	Licensed Public Accountants

1167 Caledonia Road Toronto, Ontario M6A 2X1 Tel: 416 785 5353 Fax: 416 785 5663

Consolidated Balance Sheet
(Expressed in United States dollars)
(See Note 2 - Going Concern)
As at	October 31, 2008	October 31, 2007

Assets
Current assets:
Cash and cash equivalents	$475,235	$244,575
Deposits and other receivables (Note 7)	128,911	84,657
	604,146	329,232

Property and equipment (Note 8)	26,321	-
Patents and trademarks (Note 9)	-	-
Royalty rights (Note 6)	-	-
	630,467	329,232

Liabilities and Shareholders' Equity (Deficiency)
Current liabilities:
Accounts payable and accrued liabilities (Note 10)	942,225	1,861,087

Shareholders' Equity (Deficiency):
Share capital: (Note 11)
Authorized:
2,000,000 special preference shares, redeemable, voting
Unlimited common shares without par value
Issued and outstanding:
82,936,667 common shares ( 2007: 72,946,167)	44,380,134	37,166,397
Contributed surplus (Notes 12)	22,114,421	22,691,336
Deficit accumulated during the development stage	(66,806,313)	(61,389,588)
	(311,758)	(1,531,855)
	$630,467	$329,232

Management Compensation and Related Party Transactions (Note 14)
Commitments (Note 15)
Contingencies (Note 16)

"Joseph Fuda" (Signed)
Joseph Fuda, Director

"David Sharpless" (Signed)
David Sharpless, Director

See accompanying notes.

Consolidated Statements of Operations, Comprehensive Loss and Deficit
(Expressed in United States dollars)

For the period ended October 31, 2008 (with comparative data)

				Period from
				September 3, 1997
	Oct. 31, 2008	Oct. 31, 2007	Oct. 31, 2006	to October 31, 2008

Interest and other income	$11,762	$2,586	$9,930	$564,365

Costs and expenses (income):
Administration	604,203	223,177	268,241	3,566,043
Professional, other fees, and salaries (Note 14)	3,304,771	1,631,309	3,248,588	41,726,299
Research and development (Notes 15)	1,063,508	682,331	368,969	8,871,641
Travel and entertainment	398,474	141,200	195,607	1,972,600
Amortization of property and equipment (Note 8)	5,210	-	-	349,676
Foreign exchange loss (gain)	52,321	135,947	(13,295)	131,801
Amortization of patents and trademarks	-	-		67,596
Operating leases	-	-		109,412
Loss on sale of investment	-	-		54,606
Write-down of investment	-	-		61,020
Write-down of royalty rights (Note 6)	-	-		10,000,000
Write-down of patents and trademarks (Note 9)	-	-		299,820
Interest expense	-	-		75,027
Loss on sale of property and equipment	-	-		65,460
	5,428,487	2,813,964	4,068,110	67,351,001

Loss before income taxes	(5,416,725)	(2,811,378)	(4,058,180)	(66,786,636)

Income taxes (Note 13)	-	-		19,677

Net loss and comprehensive loss for the year	(5,416,725)	(2,811,378)	(4,058,180)	(66,806,313)

Deficit accumulated during the development stage, beginning of year	(61,389,588)	(58,578,210)	(54,520,030)	-
Deficit accumulated during the development stage, end of year	($66,806,313)	($61,389,588)	($58,578,210)	($66,806,313)

Loss per share - basic and diluted	(0.07)	(0.04)	(0.06)	(1.22)

Weighted average number of shares	78,012,115	70,685,153	66,709,353	54,862,300

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statement of Cash Flows
(Expressed in United States dollars)

For the period ended October 31, 2008 (with comparative data)

				Period from
				September 03, 1997
	Oct. 31, 2008	Oct. 31, 2007	Oct. 31, 2006	to October 31, 2008
	(12 mos )	(12 mos )	(12 mos )

Cash flows from operating activities:
Net loss and comprehensive loss for the period	($5,416,725)	($2,811,378)	($4,058,180)	($66,806,313)
Adjustments to reconcile loss for	-	-	-	-
the period to net cash used in operating activities:	-	-	-	-
Amortization of patents and trademarks	-	-	-	67,596
Amortization of property and equipment	5,210	-	-	534,896
Stock option expense	1,041,414	269,216	2,058,560	22,930,411
Loss on sale of investment	-	-	-	54,606
Write down of investment	-	-	-	61,020
Loss on disposal of property and equipment	-	-	-	65,460
Write-down of royalty rights	-	-	-	10,000,000
Write-down of patents and trademarks	-	-	-	299,820
Share compensation expense	-	-	-	7,285,696
Non-cash wages and salaries	-	-	-	34,000
Decrease (increase) in deposits and other receivables	(44,254)	(25,919)	26,834	(120,314)
Increase (decrease) in accounts payable and accrued liabilities	(673,809)	946,724	111,157	1,076,438
Net cash used in operating activities	(5,088,164)	(1,621,357)	(1,861,629)	(24,516,684)

Cash flows from investing activities:
Purchase of property and equipment	(31,531)	-	-	($761,135)
Proceeds on disposal of property and equipment	-	-	-	$134,458
Patents and trademarks	-	-	-	($367,416)
Sale of available-for-sale Investment	-	-	-	$260,641
Royalty rights	-	-	-	($2,000,000)
Net cash used in investing activities	(31,531)	-	-	(2,733,452)

Cash flows from financing activities:
Issue of common shares	5,350,355	1,459,230	1,625,528	27,144,646
Subscriptions received	-	-	-
Net proceeds from shareholder's loan	-	-	-	544,891
Loan proceeds from Avanticorp International Inc.	-	-	-	112,031
Rights issue costs	-	-	-	(76,197)
Net cash provided by financing activities	5,350,355	1,459,230	1,625,528	27,725,371

Increase (decrease) in cash and cash equivalents	230,660	(162,127)	(236,101)	475,235

Cash and cash equivalents, beginning of year	244,575	406,702	642,803	-
				-
Cash and cash equivalents, end of year	$475,235	$244,575	$406,702	$475,235

Supplemental cash flow information:
Interest paid	-	-	-	76,987
Income taxes paid	-	-	-	66,722

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Shareholders' Equity (Deficiency)
(Expressed in United States dollars)

For the period ended October 31, 2008 (with comparative data)
	Number of Shares	Share Capital	Contributed Surplus	Deferred Share Compensation	Deficit Accumulated during Development stage
Micromem share capital, October 31, 1998	3,490,643	$-	$-	$-	$-
Exercise of director’s stock options	490,000	-	-	-	-
Pageant share capital, October 31, 1998	-	1	-	-	-
Net loss for the year	-	-	-	-	(500,992)
Common shares of Pageant, December 4, 1998	-	4,999	-	-	-
Assigned fair value of net assets	32,000,000	549,140	-	-	-

Exercise of common share purchase warrants for cash	120,676	164,053	-	-	-
Private placement of common shares for cash, May 17, 1999	350,000	1,050,000	-	-	-
Shareholder loan forgiven	-	-	544,891	-	-
Exercise of stock options for cash	100,000	300,000	-	-	-
Net loss for the year	-	-	-	-	(5,207,787)
Balance, October 31, 1999	36,551,319	2,068,193	544,891	-	(5,708,779)

Exercise of common share purchase warrants for cash	182,087	274,717	-	-	-
Exercise of stock options for cash	100,000	300,000	-	-	-
Deferred share compensation	-	-	2,711,881	(453,219)	-
Private placement of common shares for cash, February 10, 2000	2,000,000	5,000,000	-	-	-
Common shares issued pursuant to compensation agreements,	901,110	4,206,447
March 15, 2000			-	-	-
Stock options issued to directors/consultants	-	-	9,681,257	-	-
Net loss for the year	-	-	-	-	(16,940,613)
Balance, October 31, 2000	39,734,516	11,849,357	12,938,029	(453,219)	(22,649,392)

Exercise of common share purchase warrants for cash	362,450	554,655	-	-	-
Common shares issued under rights offering November 20, 2000	304,674	1,119,058	-	-	-
Exercise of stock options for cash	800,000	2,400,000	-	-	-
Deferred share compensation	-	-	(453,219	453,219	-
Stock-based compensation	-	-	34,000	-	-
Exercise of director’s stock options for cash, January 17, 2001	714,686	71,469	-	-	-
Common shares issued pursuant to compensatory stock options,	-	1,581,242	(1,581,242	-	-
Adjustment-share compensation expenses	-	-	(677,420	-	-
Common shares issued pursuant to compensation agreement,	11,192	66,461
January 23, 2001			-	-	-
Private placement of common shares for cash, March 21, 2001	2,000,000	4,000,000	-	-	-
Common shares issued under asset purchase agreement to	2,007,831	8,000,000
Estancia Limited, March 14, 2001			-	-	-
Compensation shares due but not issued	-	-	1,431,545	-	-
Stock options issued to directors/consultants	-	-	4,627,752	-	-
Net loss for the year	-	-	-	-	(9,187,377)
Balance, October 31, 2001	45,935,349	29,642,242	16,319,445	-	(31,836,769)

Stock options issued to directors/consultants	-	-	1,832,500	-	-
Shares issued pursuant to compensatory agreement, March 26,	765,588	1,431,545	(1,431,545
2002				-	-
Net loss for the year	-	-	-	-	(14,565,515)
Balance, October 31, 2002	46,700,937	31,073,787	16,720,400	-	(46,402,284)

Private placement of common shares for cash, August 13, 2003	2,031,250	162,500	-	-	-
Net loss for the year	-	-	-	-	(1,767,965)
Stock options issued to directors/consultants	-	-	318,000	-	-
Balance, October 31, 2003	48,732,187	31,236,287	17,038,400	-	(48,170,249)

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Shareholders' Equity (Deficiency)
(Expressed in United States dollars)

	Number of Shares	Share Capital	Contributed Surplus	Deferred Share Compensation	Deficit Accumulated during Development stage

Balance, October 31, 2003	48,732,187	31,236,287	17,038,400	-	(48,170,249)

Private placement	800,000	73,000	-	-	-
Exercise of common share warrants	3,231,250	264,500	-	-	-
Exercise of options for cash	5,300,000	530,000	-	-	-
Stock options issued to consultant	-	-	1,379,970	-	-
Net loss for the year	-	-	-	-	(2,314,298)
Balance at October 31, 2004	58,063,437	32,103,787	18,418,370	-	(50,484,547)

Exercise of common share purchase warrants for cash	2,431,250	206,500	-	-	-
Private placement of common shares for cash	2,342,334	1,472,500	-	-	-
Exercise of stock options	1,820,000	553,600	-	-	-
Settlement of accounts payable for common shares	62,428	43,700	-	-	-
Stock options issued to consultants/employees	-	-	1,721,742	-	-
Legal expenses relating to private placements	-	(75,000)	-	-	-
Net loss	-	-	-	-	(4,035,483)
Transfer to contributed surplus (restatement)	-	(264,000)	264,000	-	-
Balance at October 31, 2005	64,719,449	34,041,087	20,404,112	-	(54,520,030)

Exercise of stock options	3,550,000	1,064,980	-	-	-
Stock options issued to consultants/employees	-	-	2,058,560	-	-
Private placement of common shares for cash	150,000	75,000	-	-	-
Exercise of common share purchase warrants for cash	771,850	485,548	-	-	-
Net loss	-	-	-	-	(4,058,180)
Transfer to contributed surplus (restatement)	-	1,026,738	(1,026,738)	-	-
Balance at October 31, 2006	69,191,299	36,693,353	21,435,934	-	(58,578,210)

Exercise of stock options	1,700,000	552,000	-	-	-
Transfer from Contributed surplus	-	340,122	(340,122)	-	-
Price adjustment on outstanding warrants	-	(1,326,308)	1,326,308	-	-
Stock options issued to consultants/employees	-	-	86,787	-	-
Stock options issued to Directors	-	-	96,945	-	-
Warrants issued to consultants	-	-	85,484	-	-
Exercise of common share purchase warrants for cash	477,500	191,000	-	-	-
Private placement of common shares for cash	1,577,368	716,230	-	-	-
Net loss	-	-	-	-	(2,811,378)
Balance at October 31, 2007	72,946,167	37,166,397	22,691,336	-	(61,389,588)

Warrants issued to consultants	-	-	23,814	-	-
Private placement of common shares for cash	4,152,296	2,980,031	-	-	-
Exercise of stock options	1,440,000	1,010,500	-	-	-
Exercise of common share purchase warrants for cash	3,671,318	1,493,527	-	-	-
Transfer from contributed surplus for stock options exercised	-	537,494	(537,494)	-	-
Transfer from contributed surplus for warrants exercised	-	1,411,792	(1,411,792)	-	-
Stock options issued to directors/consultants	-	-	1,017,600	-	-
Settlement of accounts payable for common shares	30,000	59,100	-	-	-
Cashless exercise of warrants for common shares (Note 11(g)(ii))	646,886	-	-	-	-
Warrants issued for private placement	-	(330,957)	330,957	-	-
Common share issued for services	50,000	52,250	-	-	-
Net loss	-	-	-	-	(5,416,725)

Balance at October 31, 2008	82,936,667	44,380,134	22,114,421	-	(66,806,313)

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

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

The Company currently operates as a developer of non-volatile magnetic memory technology and has developed magnetic sensor technology applications. The Company has not generated revenue through October 31, 2008 and is devoting substantially all of its efforts to the development of its technologies. Accordingly, for financial reporting purposes, the Company is a development stage enterprise.

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

Certain principal conditions and events are prevalent which indicate that there is doubt about the Company’s ability to continue as a going concern for a reasonable period of time. These include:

a.	Recurring operating losses
b.	Shareholders’ deficiency
c.	Working capital deficiency

Management has initiated certain plans which it believes will mitigate and alleviate these conditions and events, including exploring alternative sources of financing, so as to be able to continue its research, development and commercialization efforts.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

The Company continues to pursue its development initiatives in order to develop its technologies for commercial applications and continues to raise financing for operations as outlined in Note 11.

The Company’s ability to continue as a going concern is in doubt and it is dependent upon completing the development of its technologies for specific applications, achieving profitable operations, obtaining additional financing and successfully bringing its technologies to market. The outcome of these matters cannot be predicted at this time. The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business. If the “going concern” assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

3. Summary of significant accounting policies:

These consolidated financial statements have been prepared in accordance with Canadian GAAP and are stated in United States dollars. These principles are also in conformity in all material respects with U.S. GAAP (Note 18). The most significant accounting policies are as follows:

a.	Principles of consolidation: These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

	i.	Memtech International Inc., Memtech International (U.S.A.) Inc., Pageant Technologies Inc. and Pageant Technologies (U.S.A.) Inc. all of which are inactive companies.

ii.

On November 10, 2007 the Company incorporated Micromem Applied Sensors Technology, Inc. (“MAST”) as a wholly-owned subsidiary domiciled in Delaware. MAST has the primary responsibility for the further development of the Company’s technologies in conjunction with various potential strategic development partners.

iii.

On October 30, 2008, the Company incorporated 7070179 Canada Inc. as a wholly- owned subsidiary. On October 31, 2008, the Company assigned its rights, title and interests in certain patents which it previously held directly to 7070179 Canada Inc. in exchange for common shares of this subsidiary.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

All intercompany investments, balances and transactions have been eliminated upon consolidation.

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

Property and equipment are recorded at cost less accumulated amortization. Amortization is provided on property and equipment on a 30% declining balance basis. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When circumstances dictate, an impairment loss is calculated as equal to the excess of the carrying value of the assets over their undiscounted estimated future net cash flow.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

e.	Patents and trademarks:

Patents and trademarks are reviewed for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When circumstances dictate, an impairment loss is calculated as equal to the excess of the carrying value of the assets over their undiscounted estimated future net cash flow.

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

The Company has a stock-based compensation plan, which is described in Note 11. Stock-based compensation is recognized using the fair value method. Under this method, the Black Scholes option-pricing model is used to determine periodic stock option expense. Any compensatory benefit recorded is recognized initially as deferred share compensation in the consolidated statements of shareholders’ equity and then charged against income over the contractual or vesting period.

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

October 31, 2008 and 2007

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

The Company’s wholly-owned foreign subsidiaries are integrated foreign operations and, therefore, the Company uses the temporal method whereby monetary assets and liabilities are translated into United States dollars at the rate of exchange in effect at the consolidated balance sheet dates and non-monetary assets and liabilities are translated at historical rates. Income and expenses are translated using the 3 month average rate of exchange per quarter, which rate approximates the rate of exchange prevailing at the transaction dates. Gains or losses resulting from translation are included in the determination of net loss for the period. Translation differences arising on reporting currency adjustments are recorded to equity.

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

October 31, 2008 and 2007

m.	Warrant repricing:

The Company records a non-cash charge to share capital and an offsetting credit to contributed surplus at the point in time that outstanding common share purchase warrants are repriced. The amount reported is calculated based on the Black Scholes option-pricing model.

n.	Accounting changes

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

o.	Capital disclosures

The Company has adopted CICA Handbook Section 1535, Capital Disclosures, which requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such noncompliance.

p.	Financial Instruments

The Company has adopted accounting standards that were issued by the Canadian Institute of Chartered Accountants ("CICA"): Comprehensive Income (Section 1530"), Hedges (Section 3865"), Financial Instruments-Recognition and Measurement ("Section 3855"), Equity ("Section 3251"), and Financial Instruments - Disclosure and Presentation ("Section 3861"). These Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

q.	Comprehensive Income

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

r.	Financial Instruments - Recognition and Measurement and Disclosure and Presentation

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

As a result of the adoption of these standards, the Company classifies cash and cash equivalents as held-for-trading. Held-for-trading financial assets are measured at fair value with unrealized gains and losses recognized in the Consolidated Statement of Operations. Accounts receivable initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method. Accounts payable and accrued liabilities are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method.

The Company classifies derivative instruments, such as foreign exchange forward contracts, as held for-trading unless the instruments meet all the criteria of a hedge. If the criteria is met, then any unrealized gains and losses will be reported in other comprehensive income.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

s.	Financial Instruments – Disclosure

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

t.	General Standards on Financial Statement Presentation

CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.

4. Recent Canadian Accounting Pronouncements not yet adopted:

The CICA has published new accounting standards that will apply to fiscal years beginning on or after January 1, 2008. The Company is currently assessing how the adoption of these new accounting standards will impact its financial statements.

a.	CICA Handbook Section 3031 “Inventories”:

This new section sets forth the requirements for measuring and presenting inventories.

b.	Business combinations

In January 2009, the CICA issued Section 1582, Business Combinations. This section is effective January 1, 2011 and applies prospectively to business combinations for which the acquisition date is on or after the first annual reporting period of the Corporation beginning on or after January 1, 2011. Early adoption is permitted. This section replaces Section 1581, Business Combinations and harmonizes the Canadian standards with international financial reporting standards (IFRS). The Company does not anticipate that the adoption of this standard will impact its financial results.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

c.	Goodwill and intangible assets:

In February 2008, the CICA released Section 3064, “Goodwill and Intangible Assets”, in replacement of Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Amendments were made to other CICA Handbook sections for consistency purposes. This new section will apply to financial statements for fiscal years beginning on or after October 1, 2008.

Section 3064 establishes the standards for recognizing, measuring, presenting an disclosing information applicable to goodwill after its initial recognition and to the intangible assets of profit-oriented enterprises. With respect to goodwill, Section 3064 contains the same requirements as former Section 3062.

d.	International Financial Reporting Standards (IFRS):

In February 2008, the Accounting Standards Board ("AcSB") confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. In April, 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, on January 1, 2011. The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for its year ended October 31, 2010, and of the opening balance sheet as at November 1, 2009. The AcSB proposes that CICA Handbook Section, Accounting Changes, paragraph 1506.30, which would require an entity to disclose information relating to a new primary source of GAAP that has been issued but is not yet effective and that the entity has not applied, not be applied with respect to the IFRS Omnibus Exposure Draft. The Company is continuing to assess the financial reporting impacts of the adoption of IFRS and, at this time, the impact on future financial position and results of operations is not reasonably determinable or estimable. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required, as well as system changes that may be necessary to gather an process the required information.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

5. Capital Management:

The Company’s objectives when managing capital are:

a.	To build liquidity and shareholders’ equity, ensuring the Company’s strategic objectives are met, and

b.	To provide an appropriate return to shareholders.

The Company manages its capital structure within guidelines approved by the Board of Directors. The Company makes adjustments to its capital structure based on changes in economic conditions and the Company’s planned requirements. The Company has the ability to adjust its capital structure by issuing new equity or debt, by selling assets and by making adjustments to its capital expenditure program.

6. Acquisition of royalty rights and remaining interest in technology from Estancia Limited:

On December 9, 2000, the Company and its subsidiary, Pageant, entered into an Asset Purchase Agreement (the “Agreement”) with Estancia Limited (“Estancia”) and Richard Lienau (“Lienau”). Under the terms of the agreement it purchased the remaining 50% interest in the patents which the Company did not own and a 40% gross profit royalty (“Estancia Royalty”), in respect of certain ferromagnetic memory technology known as VEMRAM (previously known as MAGRAM) and covered by U.S. Patent #5,295,097 and the related patent applications (the “Vemram Patents”) described in the Agreement and all rights (the “Technology”) held by Estancia and Lienau under the Joint Ownership and Licensing Agreement dated September 17, 1997 among Estancia, Lienau and Pageant. Under the terms of the Agreement, the Company was required to pay a maximum purchase price of $50,000,000 to Estancia.

During fiscal 2001, the Company paid $2,000,000 in cash and issued 2,007,831 shares, being the equivalent of $8,000,000, on approval by its shareholders in the annual shareholder meeting held on March 14, 2001. The $10,000,000 paid was initially recorded as royalty rights in fiscal 2001 and was written down to nil value in fiscal 2002.

On March 9, 2004, the remaining requirements set out in the Agreement were not met and, in accordance with the terms of the Agreement, the Company’s obligations to pay these amounts terminated. The Company thus had to revert to Estancia:

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

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

7. Deposits and other receivables:

	10/31/07	10/31/08
Sales tax recoverable	$47,792	$72,461
Receivable from companies where senior officers and directors of the Company exercise significant influence (Note 14 (c))	34,856	34,459
Prepaid expenses	2,009	21,991
	$84,657	$128,911

8. Property and equipment:

	10/31/07	Additions	10/31/08
Cost:
Computers and equipment	$41,348	$31,531	$72,879
	$41,348	$31,531	$72,879

	10/31/07	Amortization	10/31/08
		Expense
Accumulated amortization:
Computers and equipment	$41,348	$5,210	$46,558
	$41,348	$5,210	$46,558

	10/31/07		10/31/08
Net book value:
Computers and equipment	$-		$26,321
	$-		$26,321

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

9.	Patents and trademarks:

The Company continues to actively pursue, protect and expand its patents and trademarks registered in Canada and in the United States. All current expenditures for patent-related activity have been expensed.

10.	Accounts payable and accrued liabilities

	10/31/07	10/31/08
Compensation to Chairman and to senior officers (Note 14)	$625,732	$416,171
Accounts payable and other accruals	1,235,355	526,054
	$1,861,087	$942,225

Included in accounts payable and accrued liabilities at October 31, 2007 are the following bridge loans:

a.

$100,000 which the Company secured from an arms’ length party on October 17, 2007. The loan bears interest at 3% per month. In November 2007, the loan was settled through the issuance of common shares.

b.

$30,000 which the Company secured from a director in September 2007. There were no specified repayment terms or interest on the loan. In February 2008, this loan was settled through the issuance of common shares.

Included in accounts payable and other accruals are the following amounts due to specific parties:

	10/31/07	10/31/08
a. Professional fees – audit and tax	$74,294	$128,917
b. Professional fees – accounting	-	46,340
c. Professional fees – legal	27,514	111,014
d. Consulting fees – related party (Note 14 (b))	194,347	42,072
e. Consulting fees – engineering	298,739	45,600
f. Termination payments – ex CTO (Note 15 )	-	80,171
	694,894	454,114
All other balances	1,116,193	488,111
	$1,861,087	$942,225

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

11. Share Capital:

a.	Authorized and outstanding:

The Company has two classes of shares as follows:

	i.	Special redeemable voting preference shares, 2,000,000 authorized, none are issued and outstanding.

	ii.	Common shares without par value – an unlimited number authorized. At October 31, 2008 the Company reports 82,936,667 outstanding common shares.

b.	Stock option plan:

The Company has a fixed stock option plan. Under the Company’s Stock Option Plan (the “Plan”), the Company may grant options for up to 15,000,000 shares of common stock to directors, officers, employees or consultants of the Company and its subsidiaries. The exercise price of each option is equal to or greater than the market price of the Company’s shares on the date of grant unless otherwise permitted by applicable securities regulations. An option’s maximum term under the Plan is 10 years. Stock options are fully vested upon issuance by the Company unless the Board of Directors stipulates otherwise by Directors’ resolution.

A summary of the status of the Company’s fixed stock option plan as at October 31, 2008 and changes during the periods ended on those dates is as follows:

	Options	Weighted Average
	(000)	exercise price
Outstanding, October 31, 2006	11,550.53
Granted	775.50
Expired	(300)	.80
Exercised	(1,700)	.33
Outstanding, October 31, 2007	10,325.55
Granted	2,145	1.39
Expired	(100)	.72
Exercised	(1,440)	.70
Outstanding October 31, 2008	10,930.85

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

Cash proceeds realized during the year ended October 31, 2008 by the Company upon the exercise of a total of 1,440,000 options by officers and directors totaled $1,010,500 (2007: 1,700,000 options exercised for proceeds of $552,000).

The following options have been granted in the 2007 and 2008 fiscal years:

Date	Number	Strike price per share	Term	Recipient(s)
April 2007	350,000.36		5 years	Director
June 2007	150,000 (1)	.70	1 year	Consultants
June 2007	50,000.50		5 years	Employee
October 2007	225,000.60		5 years	Employees/consultants
Total	775,000

March 2008	325,000	1.01	5 years	Directors
March 2008	20,000	1.12	5 years	Consultants
March 2008	350,000 (2)	1.20	5 years	New Director
August 2008	1,400,000 (3)	1.50	5 years	Director, officers, employees
April 2008	50,000	2.31	1 year	Consultants
Total	2,145,000

(1)	In May 2008, the term of these options was extended to November 2008. These options expired unexercised.

(2)

A total of 100,000 of the 350,000 stock options which were issued in March 2008 at a strike price of $1.20 per share vest on a quarterly basis commencing in March 2008. The remaining 250,000 options were fully vested as of the issue date.

(3)

A total of 200,000 of these options vest only when certain performance milestones are achieved by the Company. These milestones were not achieved as of October 31, 2008 and no vesting of these 200,000 has occurred to that date. The remaining 1.2 million options vest on a quarterly basis commencing in August 2008 (Note 16).

The fair value of all options granted was estimated as of the date of grant using the Black Scholes option-pricing model with the following assumptions:

	2008	2007	2006
Expected dividends	-	-	-
Volatility factor	86%-106%	51% - 97%	99%-111%
Risk free interest rate	2%-5%	4.5% – 4.75%	3.25% – 4.5%
Weighted average expected life	5 years	1 to 1.5 years	1.5 years

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

The current stock compensation expense as reflected in the financial statements is summarized as:

Quarter Ending	Expense
January 31, 2006	143,786
April 30, 2006	-
July 31, 2006	-
October 31, 2006	1,914,774

January 31, 2007	-
April 30, 2007	96,945
July 31, 2007	33,914
October 31, 2007	52,873

January 31, 2008	-
April 30, 2008	637,254
July 31 2008	25,229
October 31, 2008	355,117

The following table summarizes information about stock options outstanding as at October 31, 2008:

Options Outstanding					Options exercisable
	Actual exercise price	Number outstanding	Weighted average remaining contractual life (in years)	Weighted Average exercise price	Number Exercisable	Weighted Average exercise price
	$ 0.30	200,000	.75 years	$0.30	200,000	$ 0.30
	0.91	50,000	1.3 years	0.91	50,000	0.91
	0.72	1,950,000	1.0 years	0.72	1,950,000	0.72
	0.65	1,180,000	1.5 years	0.65	1,180,000	0.65
	0.60	300,000	1.0 years	0.60	300,000	0.60
	0.80	4,300,000	2.7 years	0.80	4,300,000	0.80
	0.60	225,000	4.0 years	0.60	225,000	0.60
	1.01	325,000	4.5 years	1.01	325,000	1.01
	1.12	20,000	4.5 years	1.12	20,000	1.12
	.1.20	350,000	4.5 years	1.20	275,000	1.20
	1.50	1,400,000	4.8 years	1.50	1,200,000	1.50
	2.31	50,000	.5 years	2.31	50,000	2.31
	0.63	50,000	2.1 years	0.63	50,000	0.63
	0.36	350,000	3.5 years	0.36	350,000	0.36
	0.70	150,000	.1 years	0.70	150,000	0.70
	0.50	30,000	3.5 years	0.50	30,000	0.50
TOTAL	0.85	10,930,000		0.85	10,655,000	0.85

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

c.	Loss per share

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and they are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share.

d.	Warrants

Under the residual value accounting policy which the Company has adopted, the Company has allocated the closing trading value of its shares to the common shares. Since the net proceeds received from the issuance of the common shares attached to the First Units equaled the closing trading value at the date authorized by the Board of Directors, the warrants were allocated nil value, as outlined below.

e.	Private Placements

Under the residual value accounting policy which the Company has adopted, the Company has allocated the net proceeds received from Unit private placements to the common shares attached to the Units since the net proceeds equaled the closing trading value of the shares at the date authorized by the Board of Directors. Accordingly, the warrants were allocated nil value.

i.

In October 2007, the Company completed a series of private placement financings with 8 arms’ length investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. The Company received a total of $716,230 subscription proceeds and issued a total of 1,577,368 common shares.

ii.

In 2008 the Company completed a series of private placement financings with arms’ length investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. The Company received proceeds from the issuance of common shares as follows:

	Shares Issued	Proceeds Realized
1st Quarter	1,003,900	$ 493,685
2nd Quarter	2,450,508	1,673,751
3rd Quarter	285,000	368,750
4th Quarter	412,888	443,844

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

Common share purchase warrants were attached to several of the private placements completed during 2008 as follows:

a)	200,000 warrants at a price of $1.17 per warrant issued on July 31, 2008

b)	75,000 warrants at a price of $0.95 per warrant issued on August 26, 2008

c)	262,128 warrants issued at a price of $1.17 per warrant on September 2, 2008

In all cases these warrants expire 12 months after issue date if unexercised.

f.	Bridge Loans:

i.

On September 16, 2007 the Company secured a 30-day bridge loan from an arm’s length investor in the amount of $505,000. The bridge loan was repaid in October 2007. The Company paid a 5% financing fee to arrange the bridge loan and issued 250,000 common share purchase warrants to acquire common shares at a strike price of $0.50 per share. The Company recorded a non-cash expense of $85,484 with respect to these warrants, representing the estimated fair value as of the issue date. The warrants were exercised in September 2008 and the Company issued 250,000 common shares and realized proceeds of $125,000.

ii.

In January 2008 the Company secured a 30-day bridge loan of $200,000 from an arm’s length investor. The interest rate on the bridge loan was 4%. As additional consideration, the Company issued 100,000 common share purchase warrants at a strike price of $0.60 per share. The Company recorded a non-cash expense of $23,814 with respect to these warrants, representing the estimated fair value as of the issue date. The warrants have a one year term and expire in February 2009 if unexercised. The bridge loan was repaid in February 2008.

The fair value of the warrants issued with respect to the bridge loan was estimated using the Black Scholes option-pricing model with the following assumptions:

	9/07	1/08
	Loan	Loan
Expected dividends	-	-
Volatility factor	51% - 97%	51% - 97%
Risk-free interest rate	4.25%	4.25%
Weighted average expected life	1 year	1 year

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

g.	A summary of the outstanding common share purchase warrants as of the Company’s fiscal year-ends and the changes during the periods are as follows:

		Weighted
		average	Proceeds
	Warrants	exercise price	Realized
Issued with respect to 2004-2005 Unit private placements (i)	4,048,818	$0.40
Issued with respect to financial advisory services agreement in 2005 (ii)	800,000	$0.40

Balance outstanding at October 31, 2006	4,848,818	$0.40
Exercised in 2007 (i)	(477,500)	$0.40	$191,000
Expired in 2007 (i)	(150,000)	$0.40	-
Issued in 2007 (iii)	250,000	$0.50
Balance outstanding at October 31, 2007	4,471,318
Exercised in 2008 (i)	(3,421,318)	$0.40	$1,368,527
(ii)	(800,000)	$0.40	nil
(iii)	(250,000)	$0.50	$125,000
Issued with respect to 2008 Unit private placement (iv)	537,128	$1.14
Issued with respect to bridge loan (v)	100,000	$0.50

Balance outstanding at October 31, 2008	637,128	$1.04

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

(i) These warrants were initially issued in 2004-2005 as part of Unit private placement financings which the Company completed at that time. In 2007, the Company ultimately extended the expiry dates of these warrants to June 2008 and revised the strike price in each case to $0.40 per warrant. When these warrants were exercised the original charge recorded to share capital and the offset to contributed surplus reflecting these extensions and price adjustments was then reversed. These charges were calculated in accordance with the Black Scholes option pricing model.

(ii) The Company entered into a financial advisory services agreement in June 2005 and issued 800,000 common share purchase warrants as consideration. The strike price of the warrants was ultimately established as $0.40 per warrant with an expiry date of June 2008. The agreement provided for the cashless exercise of these warrants. In May 2008 these warrants were exercised. The price of the Company’s common shares upon the date of exercise was $2.09 per share and the Company issued 646,886 common shares for nil proceeds to discharge the 800,000 warrants exercised.

(iii) These warrants were issued in connection with the bridge loan financing described above in Note 11(f)(i). When these warrants were exercised the charge originally recorded to contributed surplus was reversed to share capital.

(iv) As outlined above in Note 11(e)(ii).

(v) As outlined above in Note 11(f)(ii).

h.	Settlement of Accounts Payable:

In June 2008 the Company settled certain accounts payable outstanding with an arm’s length research contractor. It provided cash consideration of $125,000 and 30,000 common shares valued at $59,100 to fully settle the balance due to the contractor.

i.	Shares Issued Under Service Contract (Note 15)

In September 2008 the Company entered into a 12 month contract with an arm’s length contractor. Under the terms of the contract the Company pays a monthly cash amount of $13,500. As additional consideration the Company has agreed to issue 25,000 common shares per month for a total of 300,000 common shares over the term of the contract. At October 31, 2008 the Company has issued 50,000 common shares under the contract and has recorded a non-cash expense and credit to share capital of $52,250 reflecting the market price of the shares at the issue dates.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

12. Contributed Surplus:

Balance at October 31, 2006 as previously reported	$22,462,672
Reclassification to share capital relating to exercise of stock options (i)	(1,026,738)
Balance at October 31, 2006 as revised	$21,435,934
Stock compensation expense relating to stock options issued	183,732
Stock options exercised	(340,122)
Common share purchase warrants issued	85,484
Charge relating to repricing of warrants (ii)	1,326,308
Balance at October 31, 2007	$22,691,336
Stock compensation expense relating to stock options issued	1,017,600
Stock options exercised	(537,494)
Common share purchase warrants issued	354,771
Common share purchase warrants exercised	(1,411,792)
Balance at October 31, 2008	$22,114,421

(i)	The Company has restated $1,025,738 from contributed surplus to share capital as of October 31, 2006 representing the fair value of the stock options exercised in 2005-2006.

(ii)	The Company recorded this charge to contributed surplus with an offset to share capital reflecting the repricing of the warrants relating to the 2004-2005 Unit private placements described above.

The Company has calculated the charges to contributed surplus as presented above using the Black Scholes option pricing model.

The components of contributed surplus as reported at October 31, 2008 include:

	2007	2008
a. Amount relating to loan forgiveness at inception of the Company	$544,891	$544,891
b. Stock options compensation related	20,734,653	21,214,759
c. Common share purchase warrants	1,411,792	354,771
	$22,691,336	$22,114,421

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

13. Income Taxes:

a.

The Company has non-capital losses of approximately $9,866,000 available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. As of October 31, 2008 the tax losses expire as follows:

	Canada	Other Foreign	Total
2009	690,000	-	690,000
2010	1,077,000	-	1,077,000
2011	847,000	183,000	1,030,000
2012	2,666,000	-	2,666,000
2013	1,995,000	-	1,995,000
2014	2,090,000	-	2,090,000
2015	4,000	-	4,000
2023	-	73,000	73,000
2024	-	173,000	173,000
2025	-	20,000	20,000
2028	-	48,000	48,000
	$9,369,000	$497,000	$9,866,000

b.

Future income taxes reflect the net tax effect of temporary differences between carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax assets and liabilities are as follows:

	10/31/08	10/31/07	10/31/06
Unused non-capital losses	$ 3,255,780	$4,375,299	$4,109,291
Valuation allowance	(3,255,780)	(4,375,299)	(4,109,291)
	$ -	$ -	$ -

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

c.	The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is as follows:

	10/31/08	10/31/07	10/31/06
Consolidated accounting loss before income taxes	(5,416,725)	(2,811,378)	(4,058,150)
Add non-deductible items	1,067,414	440,463	2,098,500
Loss for tax purposes	(4,349,311)	(2,370,915)	(1,959,680)
Statutory rates	33%	36%	36%
Expected tax recovery	1,435,273	853,529	705,484
Tax benefit not recognized	(1,435,273)	(853,529)	(705,484)
	-	-	-

14. Management compensation and related party transactions:

(a)	Chairman:

On May 29, 2005, the Company entered into a new employment agreement with the Chairman for a period from January 1, 2005 through September 30, 2009. Under the terms of the agreement, the Chairman has been retained to provide certain management services to the Company. The Company has agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over year basis commencing as of December 31, 2005 subject to a minimum annual compensation amount of $150,000 Canadian funds ($125,000 U.S. funds at October 31, 2008 exchange rates). At the Company’s option it can pay cash or issue common shares as compensation providing that the cumulative maximum number of shares that it can issue under the agreement is 2 million common shares. The Company determined that the compensation expense in fiscal 2008 was $501,278 Canadian funds ($416,171 U.S. funds at current exchange rates) under this agreement (2007: $292,542 Canadian funds or $309,232 U.S. funds).

The total compensation paid to the Chairman during the year is summarized as follows:

	Cash Compensation	Stock Option Expense
2008	$416,171	$-
2007	309,232	-
2006	133,600	416,250

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

b.	Management and consulting fees:

Included in professional fees as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers and directors of the Company. The total compensation paid to such parties during the fiscal years ending October 31, 2006 - 2008 is as follows:

	Cash Compensation	Stock Option Expense
2008	$825,748	$637,835
2007	$563,000	$105,000
2006	$611,000	$1,165,000

The above-noted compensation has been included in the Consolidated Statement of Operations, Comprehensive Loss and Deficit under the caption Professional, Other fees and Salaries, which total amount reported includes:

	2008	2007	2006
Professional and other fees	$2,021,786	$1,250,984	$1,017,859
Salaries and wages	241,571	111,109	172,169
Stock compensation expense	1,041,414	269,216	2,058,560
	$3,304,771	$1,631,309	$3,248,588

c.	Cost sharing agreements:

In the normal course of business, the Company has entered into cost sharing arrangements with companies where certain senior officers and directors exercise significant influence. These transactions, which were measured at the exchange amount on the date of the transaction, relate to salaries, rent and other expenses.

The net expenses reported by the Company in these expense categories are summarized as follows:

	Rent	Salaries	Other	Total
2008	$30,000	$242,000	$1,000	$273,000
2007	20,000	121,000	3,000	147,000
2006	1,000	154,000	3,000	158,000

In 2008 the gross amount of these expenses was $447,000 and the Company rebilled $174,000 of these costs to these related companies. At October 31, 2008 the Company reports $116,000 of balances due from such parties for these expenses and has reserved $82,000 due to uncertainty of collection.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

15. Commitments:

a.	License Agreement:

In June 2005, the Company signed a license agreement (“the License Agreement”) with the U of T and the Ontario Centres of Excellence (including MMO and CITO) (collectively “OCE”) whereby:

OCE released the Company and the University from the commercialization obligations set forth in all prior research collaboration agreements.

The Company acquired exclusive worldwide rights to the technology and patent rights related to the MRAM technology developed at the UofT.

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

October 31, 2008 and 2007

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

As a condition to entering the License Agreement the Company agreed to a research agreement with a funding commitment of five hundred thousand Canadian dollars (CDN $500,000), to continue the further research and development of the inventions and the Company’s intellectual property. In August 2005, the Company made an initial payment of CDN $250,000 (approximately $200,000 U.S. funds at the then prevailing exchange rates) and, in November 2005, the Company made the second payment of CDN $250,000 (approximately $200,000 U.S. funds at the then prevailing exchange rates) under the terms of this research agreement.

b.	Operating Leases:

The Company has operating lease commitments which expire in 2010 in respect of its head office. The future minimum annual lease payments are approximately as follows:

2009-2010 (annually)	$113,000

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

c.	Employment and Consulting Contracts:

The Company has entered into an employment agreement with the Chairman through September 30, 2009 as outlined in Note 14 (a) which stipulates an annual minimum obligation of $150,000 Canadian funds ($125,000 U.S. at current exchange rates). The Company reported $416,171 of costs with respect to this employment agreement in 2008.

In May 2008, the Company entered into employment agreements with the President, the Chief Financial Officer and the President of the company’s subsidiary, MAST. These agreements stipulate obligations as below:

Individual	Term	Annual Obligation
President	24 months	$160,000 Canadian Funds
Chief Financial Officer	24 months	$150,000 Canadian Funds
President – MAST	36 months	$180,000

d.	Short term contracts:

The Company has entered into short-term consulting contracts as follows:

	a.	A U.S.-based engineering consulting firm whereby it has committed to monthly payments of approximately $46,000; this contract expires in December 2008 (Note 20).

b.

A U.S.-based design/consulting firm (whose major shareholder is a director of the Company) whereby it has committed to monthly payments of approximately $38,000; this contract expires in December 2008 (Note 20).

c.

In September 2008 the Company entered into a 12 month contract with an arm’s length contractor. Under the terms of the contract the Company pays a monthly cash amount of $13,500. As additional consideration the Company has agreed to issue 25,000 common shares per month for a total of 300,000 common shares on the term of the contract. At October 31, 2008 the Company has issued 50,000 common shares under the contract and has recorded a non-cash expense and credit to share capital of $52,250 reflecting the market price of the shares of the issue dates.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

e.	Supplier Commitments:

In 2008, the Company entered into an agreement with a supplier which provides industrial foundry services whereby the Company has committed to pay up to $1 million for production services to be provided through April 2009. At October 31, 2008 the Company paid $400,000 under the terms of this supply agreement, and an additional $200,000 was paid in November 2008.

f.	CTO Contract:

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

In February 2008, the former CTO filed a complaint, through counsel, with the Department of Labor, Occupational Health and Safety Administration ("OSHA"), alleging discriminatory employment practices in violation of Section 806 of the Sarbanes Oxley Act of 2002. The Company denied the allegations. The Company submitted position statements in defense of the allegations in May and July of 2008. In August 2008, OSHA ruled in the Company's favor and dismissed the CTO's complaint as without foundation. The CTO appealed OSHA's ruling in August 2008. In November 2008, the former CTO retracted her allegations. OSHA has since dismissed the matter with prejudice to the CTO.

Upon the CTO's retraction and OSHA's dismissal of the matter, the Company paid a total of $80,166 which consisted of $54,962 made payable to the CTO and constituting funds due to the CTO under the original notice terms of her contract, and $25,204 for fees and costs.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

16. Contingencies:

The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company’s by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

As outlined in Note 6, certain interests under the Agreement with Estancia reverted to Estancia on March 9, 2004. On this basis, to the extent that future revenues are generated by the Company relating directly and specifically to the Vemram Patents, the Company is obligated to pay Estancia 32% of the gross profit realized less expenses agreed to by the parties and 32% of any unit royalties realized less direct expenses.

The Company has issued 200,000 common stock options to a director which will vest once the Company has realized certain performance milestones. At October 31, 2008, these milestones have not been achieved and none of these options have vested (Note 11 (b)).

17. Financial instruments:

a.	Fair values

The fair values for all financial assets and liabilities are considered to approximate their carrying values due to their short-term nature.

b.	Foreign currency balances

The consolidated financial statements include balances/transactions that are denominated in Canadian dollars as follows:

	10/31/08	10/31/07
Assets	$289,000	$303,000
Liabilities	829,000	1,051,000
Expenses	2,111,000	1,156,000

18. Reconciliation between Canadian GAAP and U.S. GAAP:

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

October 31, 2008 and 2007

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

A reconciliation of these valuation approaches with respect to the applicable Unit private placement financings completed by the Company is as follows:

	2004	2005	2008
	financings	financings	financings
Residual value:
Financing raised	$617,000	$855,500	$563,840
Value assigned to common shares	$617,000	$855,500	$563,840
Value assigned to attached warrants	-	-	-

Relative value:
Value assigned to common shares	$509,000	$705,000	$359,146
Value assigned to attached warrants	$108,000	$150,500	$204,694
	$617,000	$855,500	$563,840

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

A summary of the difference between Canadian and U.S. GAAP in reporting shareholders’ equity under these valuation approaches is as follows:

As at October 31, 2007	Share	Contributed
	Capital	Surplus
As reported using residual valuation under Canadian GAAP at October 31, 2007	$37,166,397	$22,691,336

Adjustment required under relative value under U.S. GAAP	(258,500)	258,500
Restated to U.S. GAAP at October 31, 2007	$36,907,897	$22,949,836

As at October 31, 2008	Share	Contributed
	Capital	Surplus
As reported using residual valuation under Canadian GAAP at October 31, 2008	$44,380,134	$22,114,421

Adjustment required under relative value under U.S. GAAP	(204,694)	204,694
Restated to U.S. GAAP at October 31, 2008	$44,175,440	$22,319,115

c.	U.S. Accounting Policies

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133" ("FAS 161"). FAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. The guidance in FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is currently assessing the impact of FAS 161.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2008 and 2007

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities. SFAS 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board auditing amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." The Company does not expect SFAS 162 to have a material effect on its consolidated financial statements.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 163 ("SFAS 163"), "Accounting for Financial Guarantee Insurance Contracts - an interpretation of FASB Statement No. 60." SFAS 163 prescribes accounting for insurers of financial obligations, bringing consistency to recognizing and recording premiums and to loss recognition. SFAS 163 also requires expanded disclosures about financial guarantee insurance contracts. Except for some disclosures, SFAS 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of SFAS 163 will not have an impact on the results of operations or financial position of the Company.

19. Segmented Information:

There is one operating segment of the business being the development and commercialization efforts with respect to the Company's proprietary memory and sensor application. There is one market segment being the North American market for such technology.

20. Subsequent Events:

The following subsequent events are noted:

a.

Between November 2008 and February 2009 the Company completed a series of private placement financings with arm’s length investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. The Company secured a total of $794,465 as subscription proceeds and issued a total of 1,489,899 common shares.

b.	Officers and directors exercised 32,801 common stock options and the Company realized $24,416 of proceeds.

c.	The Company extended the contracts referred to in Note 15(d)(a) and Note 15(d)(b) on a month to month basis on similar payment terms.

d.

The matter disclosed in Note 15(f) pertaining to previous allegations of the Company’s former CTO were resolved in November 2008 when the former CTO retracted her allegations and the matter was dismissed by OSHA with prejudice to the CTO.

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits

The following exhibits are filed as part of this registration statement and attached hereto:

Exhibit No. 1.1

Articles of Incorporation of Micromem Technologies Inc. and amendments thereto in effect as of January 11, 2000, (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on January 11, 2000).

Exhibit No. 1.2

Articles of Incorporation of Amendment of Micromem Technologies Inc. dated as of October 17, 2001 amending the Articles of Incorporation of Micromem Technologies Inc. to increase the number of directors to a minimum of three and a maximum of ten (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 26, 2003).

Exhibit No. 1.3

Articles of Incorporation of Amendment of Micromem Technologies Inc. dated as of June 24, 2002 amending the Articles of Incorporation of Micromem Technologies Inc. to increase the number of directors to a minimum of 3 and a maximum of 12 (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 26, 2003).

Exhibit No. 1.5	By-Laws of Micromem Technologies Inc. in effect as of January 11, 2002, (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on January 11, 2000).

Exhibit No. 1.6

Amendment to the By-Laws of Micromem Technologies Inc. approved by shareholders on June 29, 2000, deleting the requirement from the By-Laws that the President shall be appointed from amongst the directors (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 26, 2003).

Exhibit No. 4.1

Research Collaboration Agreement by and among Micromem Technologies Inc., the University of Toronto, Dr. Harry Ruda and Materials and Manufacturing Ontario dated October 24, 2002 (referred to in this Annual Report at Item 4.B – Business Overview – Recent Developments) (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 26, 2003).

Exhibit No. 4.2

Asset Purchase Agreement by and among Micromem Technologies Inc., Pageant Technologies Incorporated, Estancia Limited and Richard Lienau dated December 10, 2000 (referred to in this Annual Report at Item 4.A – History and Development of Our Company – Agreement to Purchase Estancia Limited Interests), (Incorporated herein by reference to the Company's Form 40-F filed with the Commission on February 2, 2001).

Exhibit No. 4.3

Technology Development Agreement by and among Pageant Technologies Incorporated, Estancia Limited and Richard Lienau dated March 9, 2001 (referred to in this Annual Report at Item 4.A – History and Development of Our Company – Agreement to Purchase Estancia Limited Interests), (Incorporated herein by reference to the Company's Form 40-F filed with the Commission on February 2, 2001).

Exhibit No. 4.4

Infrastructure Agreement by and between Micromem Technologies Inc. and the University of Toronto dated November 1, 2002 (referred to in this Annual Report at Item 4.B – Business Overview – Recent Developments) (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 26, 2003).

Exhibit No. 4.5

A second 2-year Research Collaboration Agreement, by and among Micromem Technologies Inc., Materials and Manufacturing Ontario and the University of Toronto dated November 12, 2003 (referred to in this Annual Report at “Item 10.C – Material Contracts”), (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 19, 2004).

Exhibit No. 4.6

Equipment Transfer Agreement by and between Micromem Technologies Inc. and the Governing Council of the University of Toronto dated March 1, 2003 (referred to in this Annual Report at Item 10.C – Material Contracts”), (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 19, 2004).

Exhibit No. 4.7

Collaborative Research Agreement by and among Micromem Technologies Inc., Communications and Information Technology Ontario, the University of Toronto and Dr. Harry Ruda dated December 10, 2002 (referred to in this Annual Report at “Item 10.C – Material Contracts”), (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 19, 2004).

Exhibit No. 4.8

Revised License Agreement by and between Micromem Technologies Inc. and the University of Toronto dated June 13, 2005. (Incorporated herein by reference to the Company’s Form 20-F with Commission on February 28, 2006).

Exhibit No. 4.9

Employment Agreement by and between Micromem Technologies Inc. and Ms. Cynthia Kuper dated January 28, 2005. (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on February 28, 2006).

Exhibit No. 4.10

Employment Agreement by and between Micromem Technologies, Inc. and Sam Fuda dated May 29, 2005. (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on February 28, 2006).

Exhibit No. 4.11	Employment Agreement by and between Micromem Technologies and Joseph Fuda dated May 28, 2008 (filed herewith).

Exhibit No. 4.12	Employment Agreement by and between Micromem Technologies and Dan Amadori dated May 28, 2008 (filed herewith).

Exhibit No. 4.13	Employment Agreement by and between Micromem Technologies and Steven Van Fleet dated May 28, 2008 (filed herewith).

Exhibit No. 4.14	Agreement with Investor Relations Group dated September 1, 2008 (filed herewith).

Exhibit No. 4.15	Agreement with Dreifus Associates Limited (DAL) dated June 1, 2008 (filed herewith).

Exhibit No. 12.1	Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 12.2	Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 13.1	Officer's Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 13.2	Officer's Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 14.1	Independent Auditors' Consent of Schwartz Levitsky Feldman LLP. (filed herewith).

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

Dated: February 18, 2009