Form 20-F
period 2009-10-31
MICROMEM TECHNOLOGIES INC
filed 2010-03-01
CIK 1085921

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended October 31, 2009
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
89,383,003 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act:
Yes [   ]     No [X]

If this report is an annual or transition report, indicate by check mark if the registration is not required to file a report pursuant to section 13 or 15 of the Securities Exchange Act of 1934:
Yes [   ]     No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
Yes [X]     No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerator filer” in Rule 12b-2 of the Exchange Act:

Large Accelerated Filer [   ]          Accelerated Filer [X]           Non-Accelerated Filer [   ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [X]
by the International Accounting Standards Board [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17[X]     Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
Yes [   ]     No [X]

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

ITEM 1.             IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2.             OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.             KEY INFORMATION

A.             Selected Financial Data

The following table sets forth our selected consolidated financial data in United States dollars as of and for each of the five fiscal years ended October 31, 2009, 2008, 2007, 2006 and 2005. The selected consolidated financial data has been derived from our audited consolidated financial statements. All information contained in the following table should be read in conjunction with our audited consolidated audited financial statements and the notes thereto in “Item 17-Financial Statements” and "Item 5 - Operating and Financial Review and Prospects”, included elsewhere in this Annual Report on Form 20-F.

Selected balance sheet information

	2009	2008	2007	2006	2005
Working capital (deficiency)	($650,044)	($338,079)	($1,531,855)	($448,923)	($ 74,831)
Capital Assets	24,442	26,321	-	-	-
Total Assets	2,562,479	630,467	329,232	465,440	728,375
Capital Stock	48,494,180	44,380,134	37,166,397	36,693,353	34,305,087
Shareholders' equity (deficiency)	1,522,839	(311,758)	(1,531,855)	(448,923)	(74,831)

Selected statement of operations and deficit information

	2009	2008	2007	2006	2005
Interest and other income	$88,047	$11,762	$2,586	$9,930	$8,703
Research and development expenses	13,880	1,063,508	682,331	368,969	362,141
General and administrative and other expenses	2,433,537	3,323,565	1,862,417	1,640,581	1,960,303
Stock compensation expense	1,951,569	1,041,414	269,216	2,058,560	1,721,742
Loss before income taxes	(4,310,939)	(5,416,725)	(2,811,378)	(4,058,180)	(4,035,483)
Provision for income taxes (recovery)	-	-	-	-	-
Net loss	(4,310,939)	(5,416,725)	(2,811,378)	(4,058,180)	(4,035,483)
Loss per share-basic and diluted	0.05	0.07	0.04	0.06	0.07
Weighted average number of basic and diluted shares	86,400,439	78,012,115	70,685,153	66,709,353	62,155,234
Dividends	-	-	-	-	-

Reconciliation between Canadian GAAP and U.S. GAAP:

Our consolidated financial statements for the period have been prepared in accordance with Canadian GAAP which, in our case conforms in all material respects with U.S. GAAP except for the accounting for development expenditures reported in the fiscal year ended October 31, 2009 and for the allocation of proceeds received using the relative fair value method of accounting for Unit private placements for the fiscal years through October 31, 2008.

Under U.S. GAAP all development expenditures are expensed as incurred. In 2009, the Company has capitalized $2,000,611 of development costs under Canadian GAAP.

Until October 31, 2008, for all Unit private placement financings completed, the Company assigned 100% of the proceeds from these financings to the common shares and a nil value to the attached warrants. In the year ended October 31, 2009, the Company changed the estimates that it used to value the common shares and warrants included in the Unit private placement financings which it completed in the fiscal year then ended. It assigned the value to the warrants which formed part of these Unit private placements calculated in accordance with the Black Scholes option-pricing model. Under U.S. GAAP, using standards which are analogist, the valuation of the shares and warrants would be determined using the relative fair value approach. There is no change in aggregate shareholders’ equity. A reconciliation between Canadian and U.S. GAAP has been provided in the footnotes to the 2009 audited financial statements.

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

	2009	2008	2007	2006	2005
High for period	1.3000	1.1848	1.1853	0.9134	0.8690
Low for period	1.0292	0.9671	0.9499	0.8349	0.7872
End of period	1.0456	1.2165	0.9499	0.8907	0.8577
Average for period	1.1420	1.0269	1.1003	0.8782	0.8254

The following table sets forth, for each period indicated, the high and low exchange rates for United States dollars expressed in Canadian dollars on the last day of each month during such period, based on the Noon Buying Rate.

	November	December	January	February	March	April
	2008	2008	2009	2009	2009	2009
High	1.2470	1.2370	1.2425	1.2731	1.2655	1.1977
Low	1.2323	1.2112	1.2244	1.2635	1.2518	1.1875

	May	June	July	August	September	October
	2009	2009	2009	2009	2009	2009
High	1.1019	1.1640	1.0858	1.1094	1.0800	1.0839
Low	1.0898	1.1511	1.0763	1.0933	1.0672	1.0713

On February 17, 2010 the noon buying rate for one Canadian dollar, as quoted by the Bank of Canada, was CDN $1.0455 = U.S. $1.00.

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

At October 31, 2009 we had approximately $106,000 cash on hand and our current monthly cash expenses were approximately $250,000. Subsequent to October 31, 2009, through to the date of this report, we have raised an additional $1,234,045 through the exercise of stock options and through private placement financings.

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

We currently have no operating revenue.

We have no revenues and there is no certainty that we will generate revenues in the near future. If we fail to enter into license agreements or if we do not obtain purchase orders from potential customers, we will have no revenues. If we enter into such agreements the amount of the revenues we receive will depend on the terms we are able to get from each licensee and the ability of each licensee to compete in their particular market.

Our magnetic sensor technology is under development.

We continue to develop prototypes of our magnetic sensor technology in 2009 working with our industrial foundry partners, our technical advisors, and our strategic development partners. We are pursuing joint development agreements with potential strategic partners with the expectation that we will jointly develop sensor applications for use by these potential strategic partners.

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

Our success will depend on our ability to protect our intellectual property. We rely primarily on patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our proprietary technology and processes. Despite our efforts to do so, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology, develop similar technology independently or design around our patents. Policing unauthorized use of our products is expensive and difficult, and we cannot be certain that all required steps we have taken will prevent misappropriation or infringement of our intellectual property.

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

To date, we have been solely a development company. We have not been profitable to date. Unless and until we are able to successfully complete the development of our technology and develop markets for the commercialization of such technology, we may not be able to generate revenues in future periods and we may not be able to attain profitability.

The development of non-volatile random access memory products is a capital intensive business. Therefore, we expect to incur expenses without corresponding revenues at least until we are able to license our technology to third parties. This may result in net operating losses, which will increase until we can generate an acceptable level of revenues, which we may never attain.

Further, even if we do achieve operating revenues, there can be no assurance that such revenues will be sufficient to fund continuing operations. Therefore, we cannot predict whether we ever be able to achieve profitability.

The likelihood of the success of our business plan must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with developing and expanding early stage businesses and the competitive environment in which we operate.

We lack manufacturing capacity and will continue to be dependent on third party manufacturers.

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

At present, we have limited sales and marketing capability since our technology is currently in the development stage and our financial resources are limited. However, if we are successful in completing our development efforts, we will need to add marketing and sales expertise in the computer technology business. We must also develop the necessary supporting distribution channels. Although we believe we can build the required infrastructure, we may not be successful in doing so if we cannot attract personnel or generate sufficient capital to fund these efforts. Failure to establish a sales force and distribution network would have a material adverse effect on our ability to grow our business.

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

Our auditors have previously identified material weaknesses in our internal accounting control over financial reporting.

We operate as a development stage company and have historically had only limited accounting personnel and resources with which to address our internal control procedures.

In the 2009 fiscal year we devoted more internal resources to the measurement and assessment of our internal accounting controls. We appointed one of our senior accounting staff, supervised by our Chief Financial Officer and our Audit Committee, to organize this initiative and provided certain training to assist that individual with her responsibilities. We designed our testing to assess all perceived higher risk areas and completed our testing of the internal controls and procedures in all of these areas over a five month period through September 2009.

In its Attestation Report dated February 17, 2010, our auditors identified one material weakness in our internal controls over financial reporting. This material weakness and management’s response is described in Item 15 of this Annual Report.

In its Attestation Report dated February 16, 2009 our auditors identified three material weaknesses in our internal controls over financial reporting for the year ended October 31, 2008. These material weaknesses and management’s responses are described in Item 15 of this Annual Report and the Annual Report for the year ended October 31, 2008.

Although we have implemented compensating controls in our systems and our procedures which we believe mitigate these risks, all internal control systems no matter how well designed have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management recognizes that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives. In the unforeseen event that lapses in the internal controls and procedures occur and/or mistakes arise, the Company intends to take the necessary steps to minimize the consequences thereof. If, however, we fail to maintain adequate controls and procedures, we may not meet the demands that are placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act of 2002 and our business could accordingly face repercussions.

We depend on key personnel.

Our senior managers and employees are Salvatore Fuda, who serves as the Chairman of the Board of Directors, Joseph Fuda, who serves as our Chief Executive Officer, Mr. Steven Van Fleet, who has primary responsibility for business development and who serves as President of our wholly-owned subsidiary, MAST Inc. and Dan Amadori, who serves as our Chief Financial Officer. We have engaged the services of several engineering/technical consulting firms, to assist in converting our development efforts to commercialization. We have also engaged Dreifus Associates Ltd., a technical and intellectual property consulting firm whose major shareholder, Henry Dreifus, served as a director of Micromem between March 2008 and June 2009. Our success depends on our ability to retain certain of our senior management and key technical personnel and our ability to attract and retain additional highly skilled personnel in the future.

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

Our operations may be materially affected by the risks associated with the continued developments and protection of our intellectual property.

We cannot provide any assurance that we will be able to continue to develop new intellectual property or that we will continue to have it developed for us.

We rely on a combination of U.S. patent, copyright, trademark, and trade secret laws to protect our intellectual property rights. We have decided to file patent and trademark registration applications with certain foreign governments but we may not have appropriate coverage in all jurisdictions where we may sell or license our product in future.

We enter into confidentiality and non-disclosure agreements relating to our intellectual property with our employees and consultants.

Despite all of our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy or otherwise obtain or use our intellectual property. Monitoring the unauthorized use of our intellectual property is difficult and we cannot be certain that we will be able to adequately protect our intellectual property in the future.

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

Risk Factors Related to Our Common Shares

Our stock is subject to the penny stock regulations, which may discourage brokers from effecting transactions in the stock and adversely affect the stock's market price and liquidity

Our common shares constitute “penny stock” under applicable regulations of the Securities and Exchange Commission. The penny stock regulations impose significant restrictions on brokers who sell penny stock to persons other than established customers and institutional accredited investors. Broker-dealers participating in sales of our stock will be subject to the so called “penny stock” regulations covered by Rule 15g-9 under the Exchange Act. Under the rule, broker-dealers must furnish to all investors in penny stocks a risk disclosure document required by the rule, make a special suitability determination of the purchaser and have received the purchaser's written agreement to the transaction prior to the sale. In order to approve a person's account for a transaction in penny stock, the broker or dealer must (i) obtain information concerning the person's financial situation, investment experience and investment objectives; (ii) reasonably determine, based on the information required by paragraph (i) that the transactions in penny stocks are suitable for the person and that the person has sufficient knowledge and experience in financial matters that the person reasonably may be expected to be capable of evaluating the risks of transactions in penny stock; and (iii) deliver to the person a written statement setting forth the basis on which the broker or dealer made the determination required by paragraph (ii) in this section, stating in a highlighted format that it is unlawful for the broker or dealer to effect a transaction in a penny stock unless the broker or dealer has received, prior to the transaction, a written agreement to the transaction from the person; and stating in a highlighted format immediately preceding the customer signature line that the broker or dealer is required to provide the person with the written statement and the person should not sign and return the written statement to the broker or dealer if it does not accurately reflect the person's financial situation, investment experience and investment objectives, and obtain from the person a manually signed and dated copy of the written statement. The penny stock regulations may discourage brokers from effecting transactions in the common shares. This would decrease market liquidity, adversely affect market price and make it difficult for you to use the common shares as collateral.

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

Our shareholders may be unable to sell a significant number of our common shares on the OTC Bulletin Board without a significant reduction in the market price of the shares.

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

Research and Development Efforts

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

The Technical Advisory Committee took the leadership role in the Company's technical developments commencing in September, 2007. At the time, with ongoing assistance provided by Strategic Solutions, the Company engaged Global Communications Semiconductor Ltd. (“GCS”) of California to develop initial prototypes in its California-based foundry. GCS had considerable experience in dealing with gallium arsenide-based applications which was a significant consideration in the selection of that foundry.

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

The Company continues to rely on a number of key advisors including GCS, Dreifus Associates Ltd. (“DAL”) and BAE. It has worked exclusively with Morgan Lewis LLP with respect to its intellectual property filings with respect to all of this development work.

During 2008 – 2009, we entered into joint development and/or manufacturing agreements with BAE Systems (“BAE”), Unotron Inc. (“Unotron”), LifeMed Technologies Inc. (“LMTI”) and NEMT Ltd. (“NEMT”) as discussed below:

BAE: In early 2008, BAE expressed initial interest in the Company's sensor technology. The Company and BAE executed the appropriate confidentiality material transfer agreements and began discussions with respect to specific project work to be conducted in BAE's foundries in the United States. In August 2008, the Company entered into a working agreement with BAE whereby the Company agreed to commit up to $1 million of funding to BAE-led development work on its sensor technology. The Company retains exclusive ownership of any intellectual property that is developed in this initiative. The end goal of the BAE development work is to identify specific applications where BAE would incorporate the Company's technology into their product offerings to their own large defense and aerospace customers.

During 2009, Micromem and BAE Systems successfully completed the manufacturing of a multi-bit array structure of our memory. The work was completed in BAE’s U.S. Department of Defense (“DOD”) foundry in Nashua New Hampshire. Micromem submitted the multi-bit array structure in a reticle design format to BAE which manufactured the memory using their proprietary high mobility epi layer and their standard foundry processes. The magnetic processing steps required in the manufacture of our memory was subcontracted to specialty manufacturers. Memory testing was completed by a certified third party company.

Micromem and BAE Systems were successful in creating a fully functioning multi-bit MRAM cell. We believe that we have proved the efficacy of our memory patent portfolio. Our strategy is to license the memory patent portfolio to clients that have specific end user requirements that require low power, high temperature radiation hardened memory.

BAE tested and validated the high sensitivity of our magnetic sensor. Our strategy is to perform joint business development with BAE to the DOD and increase the government’s interest in our technology, whereupon BAE and Micromem intend to enter into a licensing agreement whereby our technology will be transferred to BAE for integration into their product portfolio.

Unotron.: Unotron and Micromem entered into a manufacturing agreement in 2009 that requires Micromem to develop a magnetic sensor based keyboard substrate that is to be integrated into Unotron’s waterproof and washable keyboards. These keyboards can be placed within a commercial dishwasher to prevent diseases from being transmitted on the keyboard. In 2009, Micromem designed, manufactured, tested and delivered the initial volume of keyboards to Unotron in Hong Kong. The keyboard are being tested and submitted for FCC/CE certification. Our strategy is to begin routine manufacturing of the keyboard substrates in 2010.

LMTI: In 2009 Micromem and LMTI entered a manufacturing agreement pursuant to which we received a $30 million Purchase Order. Under the terms of the agreement, Micromem will design, manufacture prototypes, submit and obtain FDA 510(K) approval and manufacture a medical device that incorporates our magnetic sensor technology. The medical device is designed to provide early detection of abnormalities in women’s breasts. We believe the medical device will be cost effective, easy to use and directed at providing a simple home test for early breast cancer indication.

The prototype product has been designed and fully tested. The FDA 510(K) process has begun. Micromem has engaged King and Spaulding in Washington DC as our FDA attorney. Micromem has contracted with a physician in New York City who has experience in running clinical trials in the breast cancer detection area. Our strategy in 2010, pending FDA approval of the product, is to begin routine manufacturing for LMTI. It is anticipated that LMTI will receive product from Micromem in 2010.

NEMT: In 2010 Micromem and NEMT entered into a manufacturing agreement to develop a magnetic device capable of detecting small changes in the earth’s magnetic signature. NEMT desires to use this for aerial exploration in the Bearing Sea for oil and gas reserves. The prototype device was designed and built and tested in the field by NEMT. In late 2009 NEMT discovered two oil reserves in 400 meters of water.

Our strategy is to deliver the final product during the first quarter of 2010 to NEMT, which will use the device to fulfill an exploration contract they were awarded last year. Upon successful extended operation of the product, we will consider entering into a licensing and sales agreement with NEMT.

Changes to Our Board of Directors and Management

At our Annual Meeting of Shareholders held on June 30, 2009, Salvatore Fuda, Andrew Brandt, Joseph Fuda, David Sharpless, Steven Van Fleet, Oliver Nepomuceno and Larry Blue were reelected to serve on our Board of Directors. Henry Dreifus did not stand for reelection but continued as a consultant to the Company. Messrs. Salvatore Fuda, Joseph Fuda, Dan Amadori and Steven Van Fleet’s continue to serve as officers of the Company.

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

Since 2007 we have pursued the further development of our memory and our sensor technology with the support of two U.S.-based foundries, GCS in California and BAE in New Hampshire. We have executed joint development/manufacturing agreements with Unotron, NEMT and LMTI – see “Research and Development Efforts” beginning on page 15 of this Annual Report. We continue to make progress with these parties and believe that initial revenues and/or license fees will be realized in 2010 by the Company through these and other initiatives that it is pursuing.

We continue to expand the portfolio of patents and patent applications protecting the technology that we are developing.

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

Our Company's Technology

The various characteristics of the our technology can be better understood by describing the three basic types of memory used in present day computers, Random Access Memory (RAM), Read Only Memory (ROM), and secondary storage devices. The three types of memory are described below:

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

Equity Financing Transactions

On September 16, 2007 the Company secured a 30-day bridge loan from an arms’ length investor in the amount of $505,000. The Company paid a 5% financing fee to arrange the bridge loan and issued 250,000 common share purchase warrants to acquire common shares at a exercise price of $0.50 per share. The Company recorded a non-cash expense of $85,484 with respect to these warrants, calculated in accordance with the Black Scholes option-pricing model. The warrants have a one-year term and expired in September 2008 unexercised. The bridge loan was repaid in October 2007.

In October 2007, the Company completed a series of private placement financings with eight arms’ length investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. The Company received a total of $716,230 subscription proceeds and issued a total of 1,577,368 common shares.

The Company secured a 30 day bridge loan of $200,000 from an arms’ length investor in January 2008. The interest rate on the bridge loan was 4% due in 30 days. As additional consideration, the Company issued 100,000 common share purchase warrants at a exercise price of $0.60 per share. The loan was repaid in February 2008.

During the 2008 fiscal year, the Company completed a series of private placement financings with arms length investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. In total, the Company received proceeds from the issuance of 4,152,296 common shares, realizing proceeds totaling $2,980,030. In certain of these private placement financings, common share purchase warrants were attached as follows:

(a)	200,000 warrants issued at a price of $1.17 per warrant issued on July 31, 2008;

(b)	75,000 warrants issued at a price of $0.95 per warrant issued on August 26, 2008; and

(c)	262,128 warrants issued at a price of $1.17 per warrant on September 2, 2008

These warrants expire twelve months after issue date if unexercised.

During the fiscal year ending October 31, 2008 investors exercised a total of 3,421,318 common share purchase warrants to acquire common shares at a price of $0.40 per warrant and the Company realized proceeds of $1,368,527.

In 2008, the holders of the 800,000 common share purchase warrants that were issued pursuant to certain financial advisory services agreements exercised these warrants on a cashless basis. The stock price was $2.09 per share on the date of exercise and the exercise price was $0.40 per warrant. These warrants were "in the money" to the extent of $1,352,000 and the Company issued a total of 686,886 common shares to fulfill the obligations under these agreements.

A total of 1,440,000 common stock options were exercised by directors, officers and consultants in 2008 and the Company realized proceeds of $1,010,500.

During the 2009 fiscal year, the Company completed a series of private placement financings with arm’s length investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. In total, the Company received proceeds of $2,958,842 from the issuances of 4,393,535 common shares. In certain of these financings common share purchase warrants were attached as follows:

a)	1,153,846 warrants at a price of $0.70 per warrant issued on February 11, 2009;

b)	1,333,333 warrants at a price of $0.75 per warrant issued on April 6, 2009;

c)	390,624 warrants issued at a price of $1.20 per warrant on May 14, 2009;

d)	39,062 warrants issued at a price of $1.20 per warrant on May 14, 2009;

e)	388,980 warrants issued at a price of $1.24 per warrant on May 19, 2009; and

f)	500,000 warrants issued at a price of $0.95 per warrant on August 25, 2009

The warrants issued on May 19, 2009 had a term of four months and expired unexercised. All other warrants issued in 2009 have a twelve month term from issue date. 39,062 warrants issued on May 14, 2009 were broker warrants issued to the financial advisor who secured financing for the Company. A charge to share capital in the amount of $14,297 has been recorded in accordance with the Black Scholes option-pricing model with respect to these broker warrants.

In 2009 warrant holders exercised 200,000 common share purchase warrants and the Company realized proceeds of $234,000.

Cash proceeds realized during the year ended October 31, 2009 by the Company upon the exercise of 1,652,801 options by officers and directors and staff totaled $992,417.

Subsequent to October 31, 2009, the Company raised an additional $1,243,045 through private placements and issued 2,448,720 Units. Each Unit consists of one common share and one share purchase warrant. Of this total, Mr. Salvatore Fuda, the Chairman of the Company subscribed for 341,000 Units at a Unit price of $0.44 per Unit and the Company realized proceeds of $150,000.

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

Our magnetic patent portfolio comprises separate series of patents and patent applications as follows:

(a)	our initial patents covering what is referred to as the Vemram and Hemram technologies which the Company has not further pursued since 2002;

(b)	those covering technologies developed pursued to research collaboration agreements with the University of Toronto; and

(c)	those applications covering the technology developments that the Company has furthered since it began working with the US-based foundries and BAL in September, 2007.

(d)	those applications covering the technology development that the Company has furthered in collaboration with DAL, under contract to provide technical design services to the Company.

Morgan Lewis LLP has served as our patent attorneys since 2005. In 2008 and again in 2009, we filed several provisional patents.

Environmental Matters

We are subject to various environmental protection regulations imposed by the government in the jurisdiction where we conduct our development work. We are not aware of any current or pending environmental protection laws or regulations that would have a material impact on our capital expenditure requirements or competitive position.

C.             Organizational Structure

In November, 2007, the Company incorporated MAST INC. (“MAST”) as a Delaware-based wholly-owned subsidiary. MAST has an office in New York City and is being managed by Mr. Steven Van Fleet, its President and a director of Micromem. MAST is pursuing a number of potential strategic joint development agreements with industry partners. This process is ongoing.

In October, 2008, the Company incorporated 7070179 Canada Inc. as a wholly-owned subsidiary. On October 31, 2008, the Company assigned its rights, title and interest in certain of its intellectual property which it previously held directly to 707179 Canada Inc. in exchange for common shares of this wholly-owned subsidiary.

We have a wholly-owned subsidiary, Pageant International, which was incorporated under the laws of the Turks & Caicos Islands and continued to Barbados on May 25, 2001. Pageant International has a wholly-owned subsidiary, Pageant Technologies (USA) Inc., a corporation incorporated in the State of Utah. Pageant Technologies USA has been inactive since 2002.

We have a wholly-owned subsidiary, Memtech International Inc, incorporated under the laws of the Bahamas, which in turn has a wholly-owned subsidiary, Memtech International (USA) Inc., a corporation incorporated in the State of Delaware. We also have a wholly-owned subsidiary Micromem Holdings (Barbados) Inc. These subsidiaries have been inactive since inception.

D.             Property, Plant and Equipment

We maintain our corporate headquarters in Toronto, Ontario, Canada. We occupy 3,987 square feet of commercial office space pursuant to a lease that expires in 2010.

The Company made $9,668 of capital expenditures in 2009. In 2008 we made $31,531 of capital expenditures.

ITEM 4A.          UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.             OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section of the Form 20-F has been prepared to provide a more substantive discussion of our business and to assist the reader in analyzing the audited consolidated financial statements for the year ended October 31, 2009. This discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes in this Annual Report, which are prepared in accordance with Canadian GAAP and are stated in United States dollars. These principles are also in conformity in all material respects with U.S. GAAP except as described in Note 10 to our 2009 audited consolidated financial statements.

I.             OVERVIEW

We are a development stage company that currently operates in a single segment as a developer of non-volatile magnetic memory and sensor technology. Non-volatile memory implies the ability to retain information after power has been shut off. Our technology is based on our ability to use magnetic materials in combination with a sensor to record a state of magnetization as a mechanism of data storage.

A.             Operating Results

The following table sets forth certain selected financial information of our Company:

Selected statement of operations and deficit information

(all amounts in United States dollars)

	2009	2008	2007	2006	2005
Interest and other income	$ 88,047	$ 11,762	$ 2,586	$ (9,930)	$ (8,703)
Loss for the year	4,310,939	5,416,725	2,811,378	4,058,180	4,035,483
Loss per share-basic and diluted	0.05	0.07	0.04	0.06	0.07

Selected balance sheet information

(all amounts in United States dollars)

	2009	2008	2007	2006	2005
Working capital (deficiency)	$ (650,044)	$ (338,079)	$ (1,531,855)	$ (448,923)	$ (74,831)
Property and equipment	24,422	26,321	-	-	-
Total Assets	2,562,479	630,467	329,232	465,440	728,375
Shareholders’ equity (deficiency)	1,522,839	(311,758)	(1,531,855)	(448,923)	(74,831)

Fiscal 2009 Compared to Fiscal 2008

The Company remained in pre-revenue mode as at October 31, 2009. We reported interest income totaling $88,047 in 2009, of which 11,382 was relating to interest income compared to $11,762 in 2008. The remaining $76,665 (2008: nil) relates to recoveries under the Scientific Research and Experimental Development tax program. We earned interest income on temporarily available surplus funds in 2009 including $5,000 of interest on the Unotron debenture which we executed in 2009.

In Fiscal Year 2009, the Company made important advances with a number of strategic development partners. The notable developments include the Company’s agreements with BAE Limited, Unotron Inc., NEMT Inc. and LifeMed Technologies Inc. Additionally, the Company has developed a “pipeline” of other initiatives that it is pursuing and it has made specific strides in the development of sensor technology for several industrial vertical applications, including sensors for the oil and the mining sectors.

Significantly, in 2009, and as a result of these advances, the Company has determined that its continuing activities related to the development of its memory and sensor technology meet the criteria for deferral of development costs. Accordingly, the associated costs of these activities have been capitalized and are reflected in our balance sheet at October 31, 2009. The total deferred development costs which have been capitalized are $2,000,611(2008: nil) and include directly related consulting fees, materials and third party costs. No amortization has been taken to date.

Administration costs increased to $937,148 in 2009 from $604,203 in 2008. The Company engaged the Investor Relations Group (IRG) of New York in September 2008. We initially agreed to monthly payments of $13,500 plus 25,000 common shares per month. In May 2009, the agreement was renegotiated to payments of $7,500 and 12,500 common shares per month. The agreement expired in September 2009. The Company re-billed certain related companies who share office space with it and which have certain common officers and directors. At October 31, 2009 the Company has reserved the outstanding accounts receivable less any amounts collected subsequent to year-end with certain of these parties given the uncertainty of collection. In 2009 the activity in MAST increased significantly. The major components of the MAST expense as reported include market research ($140,000) investor relations ($112,000) and travel expenses ($66,000).

We incurred $3,240,960 of professional fees, other fees and salaries in 2009 compared to $3,304.771 in 2008. The cash component of this amount, excluding the Black Scholes value of stock options granted, was $1,289,391 in 2009 compared to 2,263,357 in 2008. In 2008 we incurred approximately $125,000 of legal fees pertaining to the termination of Ms. Cynthia Kuper. The cash compensation paid to our Chairman, Mr. Salvatore Fuda, was $129,149 in 2009 versus $416,171 in 2008; no incentive-based compensation was earned under the terms of the employment agreement with Mr. Fuda in 2009. In 2008 we incurred approximately $80,000 of outside consultant costs relating to the Sarbanes-Oxley Act of 2002 (“SOX”) review of internal accounting controls. In 2009, this review was performed internally. Management bonuses were $50,000 in 2008 and nil in 2009. We incurred $300,000 in fees with respect to services provided by DAL in 2008 versus $77,000 in 2009. Legal expenses with respect to our patent filings and IP portfolio were $151,000 in 2009 versus $253,000 in 2008.

In 2009, the Company capitalized all but $13,880 of the development expenses which it incurred; prior to 2009, all of these expenditures were expensed. The significant research and development expenditures incurred in 2009 included Strategic Solutions, $184,000; BAE, $428,000; GCS, $305,000; NanoOpto, $405,000; DAL, $351,000; all other $131,000; for a total expenditure of $1,804,000.

In 2008 the Company paid $38,952 in fees to Professor Harry Ruda, our Chief Research Scientist at the University of Toronto, who was on a $5,000 ($CDN) monthly retainer until it was terminated in June 2008. The Company reported accounts payable and accrued liabilities of $286,430 (CDN) at October 31, 2007 as payable to the University of Toronto; this obligation was settled by total payments in 2008 of $145,000 (CDN) and the issuance of 30,000 common shares valued at issue date at approximately $60,000. The Company recorded a recovery on final settlement with the University of Toronto of $76,037.

Strategic Solutions received a base monthly amount of $45,600 until December 2008 and was paid for additional work completed greater than the agreed upon base level of contract work. The Company continued to use Strategic Solutions on a month to month basis in 2009 but has ceased these arrangements in mid-year.

The payments to BAE are with respect to foundry services provided in the BAE facilities.

The work performed by GCS relates to the prototype development work completed in the GCS foundry in 2008 - 2009.

Travel expenses were $223,585 in 2009 versus $398,474 in 2008. We did not incur any travel expenses relating to our ex-CTO, Strategic Solutions or DAL in 2009 and made a concerted effort to reduce these costs during the 2009.

The net foreign exchange gain in 2009 was $28,154, compared to an expense of $52,231 in 2008, attributable to fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar. In 2009, the U.S. dollar appreciated against the Canadian dollar whereas in 2008 it depreciated.

We reported a net loss of $4,310,939 in 2009 or $0.05 per share compared to a net loss of $5,416,725 or $0.07 per share in 2008.

The Company issued a total of 1,345,000 common stock options in 2009 compared to 2,145,000 stock options in 2008.

Fiscal 2008 Compared to Fiscal 2007

The Company remained in pre-revenue mode as at October 31, 2008. We reported interest income totaling $11,762 in 2008 compared to $2,586 in 2007. We earned additional interest income on temporarily available surplus funds in 2008, a year in which we raised significant additional capital for the Company.

Administration costs increased to $604,203 in 2008 from $223,177 in 2007. In 2008 we engaged the services of a New York City based investor relations firm and incurred $78,000 of related costs. We reserved $88,000 of doubtful accounts receivable from certain related companies with whom we have overhead cost sharing agreements. These amounts were reserved due to uncertainty of collection. With the start-up of operations in MAST INC., our wholly-owned subsidiary, we incurred incremental direct costs associated with that entity totaling $31,000. Other administrative costs including telephone, insurance, rent increased in 2008 given higher level of general activity.

The cash component of professional, management and other consulting fees totaled $2,021,000 in 2008 versus $1,250,984 in 2007. The major component of the cost in 2008 included legal costs pertaining to our patent portfolio of $253,000, other legal costs totaling $287,000 including approximately $125,000 pertaining to the termination of Cynthia Kuper with the balance relating to listing fees in Canada and the adoption of a Shareholder Rights Plan. We reported $794,000 in management fees to our Chairman and key executives versus $791,000 in 2007. In 2008 we incurred approximately $80,000 of additional professional fees relating to compliance with SOX. We incurred $297,000 with respect to services provided by Dreifus Associates Limited (“DAL”) (2007 - $46,000) and $138,000 with respect to payments to the President of MAST INC. (2007 - $33,000) for the latter part of the year. The non-cash component of these fees total $1,041,414 (2007: $269,000) and related to stock compensation expense calculated in accordance with the Black Scholes option pricing model. This compensation expense relates to warrants issued in connection with financings completed in 2008 and to the vesting of stock options awards to officers, directors and employees.

Research and development costs total $1,063,508 in 2008 compared to $682,331 in 2007. The largest components of the costs incurred in 2008 included payments to Strategic Solutions totaling $729,000, to BAE totaling $400,000, and to GCS totaling $192,000. The BAE work began in 2008 and the work completed by Strategic Solutions accelerated considerably in 2008.

Travel and entertainment costs totaled $398,474 in 2008 compared to $141,200 in 2007. We incurred a substantial amount of additional travel expense in 2008 in pursuit of multiple potential strategic alliances and working arrangements with different companies in North America and in Europe. The bulk of the travel expenses related to costs incurred by Strategic Solutions, Steven Van Fleet in his capacity as President of MAST and as head of business development for the Company and, additionally, travel costs incurred by Henry Dreifus and DAL.

The Company issued a total of 2,145,000 stock options in 2008.

The foreign exchange loss in 2008 was $52,321 compared to a loss of $135,947 in 2007. These expenses reflect the significant appreciation of the Canadian dollar against the US dollar in 2007, a trend which continued through mid 2008 before the Canadian dollar depreciated against the US dollar in the second half of the fiscal year.

We reported a net loss of $5,416,725 in 2008 or a loss of $0.07 cents per share, compared to a loss of $2,811,378 or $0.04 cents per share in 2007.

Unaudited quarterly financial information
(all amounts in United States dollars)
Quarter ended	Total	Net Income (Loss)	Loss Per share
	Revenues		Basic and diluted
October 31, 2009	81,762	52,936	-
July 31, 2009	113	(1,521,958)	0.020
April 30, 2009	536	(1,273,450)	0.020
January 31, 2009	5,637	(1,583,629)	0.020

October 31, 2008	4,023	(3,588,411)	0.050
July 31, 2008	3,258	(1,280,143)	0.020
April 30, 2008	2,988	(1,180,108)	0.020
January 31, 2008	1,493	(720,055)	0.010

B.             Liquidity and Capital Resources

Liquidity

We are a development stage company. We currently have no cash flow from operations and will have none until we are in a position to either license or directly produce and sell products utilizing our Technology.

We currently have no lines of credit in place and must obtain equity financing from investors and from persons who hold outstanding options and warrants in order to meet our cash flow needs until we can generate revenues. At October 31, 2009, we had approximately $106,000 cash on hand and our monthly cash expenses approximate $250,000. Since October 31, 2009, we have raised an additional $1,243,045 through the exercise of stock options and private placements.

We have granted to our directors, officers and other employees a number of options to purchase shares at prices that are at or above market price on the date of grant. None of the optionees has any obligation to exercise their options and there can be no guarantee that we will realize any funds from these options.

Capital Resources

We had no commitments for capital expenditures as of October 31, 2009 or 2008. In 2009 we spent $9,668 on capital equipment.

Critical Accounting Policies

Our significant accounting policies are set forth in Note 3 to our consolidated financial statements, which should be read in conjunction with management's discussion of our critical accounting policies and estimates set forth below.

Our consolidated financial statements for the period have been prepared in accordance with Canadian GAAP which, in our case conforms in all material respects with U.S. GAAP except for the accounting for development expenditures reported in the fiscal year ended October 31, 2009 and for the allocation of proceeds received using the relative fair value method of accounting for Unit private placements for the fiscal years through October 31, 2008.

We are a development stage company. Under Canadian GAAP, research costs are expensed in the period incurred. Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under Canadian GAAP which is the translation of research findings or other knowledge into a plan for the technology prior to commercial production or use. Under U.S. GAAP all development expenditures are expensed as incurred. In 2009, the Company has capitalized $2,000,611 of development costs under Canadian GAAP.

Until October 31, 2008, for all Unit private placement financings completed, the Company assigned 100% of the proceeds from these financings to the common shares and a nil value to the attached warrants. In the year ended October 31, 2009, the Company changed the estimates that it used to value the common shares and warrants included in the Unit private placement financings which it completed in the fiscal year then ended. It assigned the value to the warrants which formed part of these Unit private placements calculated in accordance with the Black Scholes option-pricing model. Under U.S. GAAP, using standards which are analogist, the valuation of the shares and warrants would be determined using the relative fair value approach. There is no change in aggregate shareholders’ equity. A reconciliation between Canadian and U.S. GAAP has been provided in the footnotes to the 2009 audited financial statements.

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

Effective November 1, 2004, we have adopted the fair value method of accounting for employee stock-based compensation costs. The stock-based compensation expense for options granted during the fiscal years ending October 31, 2005 - 2009 has been reflected as an expense in the consolidated statement of operations.

Investment tax credits (ITC) arising from research and development are recognized when their realization is reasonably assured. The ITCs are applied against the related costs and expenditures in the year that they are incurred.

Commitments

Summary of commitments:	Date executed:
A. Research collaboration agreements
(1) Revised Licensed Agreement – University of Toronto	June 2005

B. Operating Leases	2007 – 2010

C. Consulting and Employment Contracts
(1) Chairman of the Board of Directors	May 29, 2005
(2) President	May 18, 2007
(3) President, MAST INC.	May 18, 2007
(4) CFO	May 18, 2007

D. Other Commitments

(1) Foundry services	September 2008
(2) Technical design services	July 2009

A.             Research Collaboration Agreements:

1.             Revised License Agreement, June 2005:

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

1.3           At any point after which we have paid the University of Toronto CDN $500,000, we may at our option buy out the obligation to pay royalties hereunder by paying to the University of Toronto a single lump sum payment equaling the greater of CDN $500,000 and an amount equal to the total amount of royalties paid by us to the University of Toronto in the preceding twenty-four months. We are entitled to exercise such option by providing written notice to the University of Toronto along with the required payment, after which time our obligation to pay royalties under Section 4 1.1. or 4 1.2 shall be waived by the University of Toronto.

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

B.             Operating leases:

We have operating lease commitments which expire in 2010 for the lease of our corporate headquarters. The future minimum annual lease payments are approximately $113,000.

C.             Consulting and employment contracts:

1.

On May 29, 2005, we entered into a new employment agreement with the Chairman of the Board of Directors. The agreement commenced on January 1, 2005 and expires on September 30, 2009. During the year, the Company extended the agreement to December 31, 2010. Under the terms of the agreement, the Chairman of the Board of Directors has been retained to provide certain management services to us. We have agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over-year basis commencing as of December 31, 2005. This compensation is subject to a minimum annual amount of $150,000 Canadian funds or (approximately $138,645 U.S. funds at current exchange rates). At our option, we can pay either cash or issue common shares as compensation providing that the cumulative maximum number of shares that we can issue under the agreement is 2,000,000 common shares. At October 31, 2009, $129,149 of cash compensation for the 2009 fiscal year has been provided for (2008: $416,171). In 2009, the Board of Directors has extended the terms of the Chairman’s employment agreement through December 31, 2010.

2.	In May, 2008, we entered into employment agreements with:

(a)

Our President, Joseph Fuda. The employment agreement is for a two-year term at an annual base amount of $150,000 (CDN). Additionally, 100,000 common stock options at an exercise price of $1.60 per share, vesting on a quarterly basis were issued under the terms of the agreement.

(b)

Our Chief Financial Officer, Dan Amadori for a two-year term. The base compensation was $150,000 (CDN). Additionally 100,000 common stock options at an exercise price of $1.50 per share, vesting quarterly, were issued.

(c)

Steven Van Fleet, the President of our U.S. subsidiary, MAST INC. The term of the agreement is for three years and the base amount of remuneration is $204,000 per year. In addition 500,000 stock options at an exercise price of $1.50 per share were issued with a five-year term, vesting in equal quarterly installments from the date of issue.

D.             Other commitments:

1.

In 2008, the Company entered into an agreement with a supplier which provides industrial foundry services whereby the Company has committed to pay up to $1 million for production services to be provided through 2009. The Company paid $370,000 to this supplier in 2008, and an additional $400,000 in 2009. No additional expenditures are currently contemplated. In January 2009, the Company received $250,000 of insurance proceeds with respect to a shipment of sample prototype boards that were damaged in transit from the supplier to a sub-contractor. These proceeds have been recorded in the accounts as a reduction of research and development costs incurred in 2009.

2.

In July 2009, the Company executed a purchase order for approximately $1 million of services to be provided by a supplier between July 2009 – April 2010. At October 31, 2009, the Company has paid a total of $131,000 to the supplier and reflects $274,000 in outstanding accounts payable in respect of these working arrangements.

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

C.             Research and Development

We are a development stage company. Under Canadian GAAP, research costs are expensed in the period incurred. Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under Canadian GAAP which is the translation of research findings or other knowledge into a plan for the technology prior to commercial production or use.

Investment tax credits (ITC) arising from research and development are recognized when their realization is reasonably assured. The ITCs are applied against the related costs and expenditures in the year that they are recognized.

Our research and development activities have been related primarily to research and development of a magnetic random access memory device and the development of our magnetic sensor through research collaboration agreements. Our research and development expenses for the year ended October 31, 2009 were $13,880 and $1,063,508 in fiscal 2008. We capitalized $2,000,611 of development expenditures in 2009 and reported these as deferred development costs on our balance sheet at October 31, 2009 (2008 – nil).

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

F.             Tabular Disclosure of Contractual Obligations

A summary of our financial commitments as of October 31, 2009 is as below:

	Payments due by period
	Total	Less than 1	1-3 years	3-5 years	More than 5 years
		year
Long term debt obligations	-	-	-	-	-

Capital Lease obligations	-	-	-	-	-

Operating lease obligations	113,000	113,000	-	-	-

Purchase obligations	-	-	-	-	-

Management agreements
Chairman	150,000	150,000	-	-	-
CFO	75,000	75,000	-	-	-
President	76,000	76,000	-
President MAST INC.	323,000	204,000	119,000

All other	1,160,000	1,160,000	-	-	-
Total:	1,778,000	1,778 ,000	-	-	-

Transactions With Related Parties, Directors & Officers

The Company has paid cash and non-cash compensation to its officers and directors during the 2009 and 2008 fiscal years as follows:

		Cash	Non-Cash
		Compensation	Compensation
Chairman	2009	$129,149	$101,760
	2008	416,171	-
			-

Officers and Directors	2009	$625,576	407,040
	2008	825,748	637,835

ITEM 6.             DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.             Directors and Executive Officers

The Directors and Executive Officers of Micromem as at October 31, 2009 are set forth below:

Name	Age	Position

Salvatore Fuda	74	Chairman of the Board of Directors
Joseph Fuda	49	President, Chief Executive Officer and Director
Dan Amadori	58	Chief Financial Officer
Steven Van Fleet	55	Director and President of MAST, Inc.
Andrew Brandt	71	Director
David Sharpless	59	Director
Larry Blue	53	Director
Oliver Nepomuceno	41	Director

Salvatore Fuda has served as Chairman of the Board of Directors of Micromem since January 11, 1999 and a Director of Micromem since 1992. He served as President and Chief Executive Officer from June 2000 through to February 13, 2002. From 1992 to January 11, 1999 he also served as Secretary of Micromem. He served as President and Chief Executive Officer of Ontex Resources Limited (TSE) from 1986 to December 1998 and as Chairman of the Board of Ontex Resources Limited since that date. He has served as Chairman of the Board of Directors and as a director of Echo Energy Canada Inc. since June 2002. He also serves as Chairman of the Board of Leader Capital Corp. He is the father of Joseph Fuda.

Joseph Fuda has been President, Chief Executive Officer and Director since February 13, 2002. Previously he served as Manager of Strategic Alliances for Micromem since February 2001. Prior thereto, he served as a consultant to Micromem since November 2000. Prior thereto he served as a Vice-President and a Director of IPO Capital Corp since April 1999. He was a director of Leader Capital Corp. until June 2007 and currently also serves as a director of Echo Energy Canada Inc. and of Echo Power Generational Inc.

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

B.             Compensation

	Annual Compensation			Long-Term Compensation
				Awards		Payouts
Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Other Annual Compen sation (US$)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)	All other Compensation ($)
Joseph Fuda Chief Executive Officer	2009 2008	160,266 131,000	-	-	150,000[6] 100,000 [1]	-	-	-
Salvatore Fuda, Chairman of the Board of Directors Former Chief Executive Officer and President	2009 2008	129,149 461,944	- -	- -	150,000[6] -	- -	- -	- -
Andrew Brandt Director	2009 2008	- -	- -	- -	110,000[6] 85,000 [1]	- -	- -	- -
David Sharpless Director	2009 2008	- -	- -	- -	110,000 [6] 75,000 [2] 85,000 [1]	- - -	- - -	- - -

Steven Van Fleet Director	2009 2008	181,375 140,728	- -	- -	- 150,000 [6] 100,000 [2] 500,000 [1]	- - -	- - -	- - -
Dan Amadori Chief Financial Officer [6]	2009 2008	154,785 120,316	- -	- -	150,000 [6] 100,000 [1]	- -	- -	- -
Cynthia Kuper Chief Technology Officer	2008	97,000	-	-	-	-	-	-
Larry Blue Director	2009 2008	- -	- -	- -	110,000 [6] 75,000 [2] 85,000 [1]	- - -	- - -	- - -
Henry Dreifus Director	2009 2008	351,096 300,115[5]	- -	- -	- 350,000 [3] 200,000 [4]	- -	- -	- -

Notes:

1.

Each option entitles the holder to purchase one of our common shares at a price of $1.50 per share prior to expiry on August 28, 2013. These options vested in equal quarterly amounts from August 2008 – May 2009.

2.	Each option entitles the holder to purchase one of our common shares at a price of $1.01 per share prior to expiry on March 3, 2013.
3.

Each option entitled the holder to purchase one of our common shares at a price of $1.20 per share prior to expiry on March 12, 2013. 100,000 of these options vested in 4 equal quarterly amounts commencing in March 2009; the remaining 250,000 options vested upon issuance in March 2008. These options expired in August, 2009, 45 days after Mr. Dreifus stepped down as a director of the Company.

4.

Each option entitles the holder to purchase one of our common shares at a price of $1.50 per share prior to expiry on August 28, 2013. These options only vest when the Company reaches certain sales milestones. At October 31, 2009, none of these options have vested.

5.

These payments were made to Dreifus Associates Limited (DAL) for consulting services provided. Mr. Dreifus did not stand for reelection to the Board of Directors in June 2009 but continues as a consultant to the Company.

6.	Each option entitled the holder to purchase one of our common shares at a price of $1.00 per share prior to expiry on August 10, 2014.

Directors do not receive cash compensation for serving as directors. Instead they have been awarded stock options over the years. These options are set at each annual meeting and approved by the shareholders. None of the non-employee directors have agreements that provide for benefits upon termination of service.

We have adopted a stock option plan. Options are offered to directors, executive officers and employees to purchase our common shares at an exercise price equal to or above the market price for the common shares at the date that the options are granted.

In 2008, we issued 325,000 options at an exercise price of $1.01 per share to outside directors expiring in March 2013, if unexercised. We issued 20,000 options to consultants at an exercise price of $1.12 per share expiring in March 2013 if unexercised. We issued 50,000 options to a consultant at a price of $2.31 per share which expired in April 2009. We issued 350,000 options to a newly appointed director in March 2008 at an exercise price of $1.20 per share; of this total 275,000 vested upon issuance with the balance vesting in three equal amounts in the following three quarters; the options were to expire in March 2013, if unexercised. These options expired in August 2009, 45 days after Mr. Dreifus stepped down as a director of the Company.

In 2008, we issued 1,400,000 options to officers, directors and employees at an exercise price of $1.50 per share expiring in August 2013 if unexercised. 200,000 of these options vest only when the Company realizes certain revenue milestones which have not been met at October 31, 2009. Of the balance of 1,200,000 options, these vest in four equal quarterly amounts of 300,000 options per quarter commencing in August 2008 and have fully vested as of October 31, 2009.

None of the stock options awarded in 2008 have as yet been exercised.

In 2009, we issued 1,345,000 options to officers, directors and employees at an exercise price of $1.00 per share expiring in August 2014 if unexercised. None of these options have as yet been exercised.

C.             Board of Directors Practices

Our Board of Directors meets on an as required basis during the fiscal year. In 2009 our Board of Directors met on February 4, 2009 and June 30, 2009.

Our Audit Committee of the Board of Directors has met on a quarterly basis during fiscal 2009 for the purpose of approving the quarterly financial statements. In addition, our Audit Committee receives regular periodic reports from management.

All matters pertaining to our financing, contractual arrangements and Board of Directors and management compensation are approved by the Board of Directors. All Board of Directors meeting minutes and directors resolutions are maintained on an up-to-date basis.

Our Compensation Committee met as required in 2009. Our Compensation Committee approves all management compensation and all stock option grants for recommendation to the Board of Directors.

Our Disclosure Committee met as required in 2009 to review our various press release disclosures and to monitor our general practices relating to our disclosure requirements

The members of the Board of Directors are appointed to a one-year term at our annual meeting.

Audit Committee

The Board of Directors has appointed an Audit Committee consisting of three independent directors. The members of the Audit Committee are Andrew Brandt, Oliver Nepomuceno and David Sharpless (Chairman) each of whom shall serve in such capacity until its next annual meeting. The Audit Committee is responsible for the integrity of our internal accounting and control systems. The committee receives and reviews our financial statements and makes recommendations thereon to the Board of Directors prior to its approval by the full Board of Directors. The Audit Committee communicates directly with our external auditors in order to discuss audit and related matters whenever appropriate. In 2009 the Audit Committee met on February 4, 2009, March 26, 2009, June 22, 2009 and September 28, 2009.

Compensation Committee

The Board of Directors has appointed a Compensation Committee. Our executive compensation is administered by the Compensation Committee which meets on executive compensation matters as and when required. Our Compensation Committee includes Andrew Brandt, an outside director as Chairman, Oliver Nepomuceno and Larry Blue, as outside directors.

Disclosure Committee

The Board of Directors has appointed a Disclosure Committee whose primary responsibility is to ensure timely and accurate disclosure of all relevant information in accordance with the various securities regulations. Our Disclosure Committee includes Larry Blue, an outside director, who serves as Chairman, David Sharpless, an outside director (and Chair of our Audit Committee) and Jason Baun, the Company’s Chief Information Officer.

D.             Employees

We have nine employees, four of which serve in a management capacity and five serve in an administrative capacity. This includes the Chief Executive Officer and President, the Chief Financial Officer and President of our wholly-owned subsidiary MAST INC., our Chief Information Officer and four support staff, all (except for the President of MAST INC.) of whom work from our executive offices in Toronto, Canada. All research and development is outsourced to third parties.

We consider our relations with our employees to be satisfactory. We had seven employees as of October 31, 2009, 2008 and 2007.

E.             Share Ownership

NAME	SHARES OWED	OPTIONS HELD	OPTION EXERCISE PRICE	EXPIRY DATE	% OF TOTAL [1]
Joseph Fuda Chief Executive Officer and Director	191,500	1,450,000 900,000 100,000 150,000	$0.72 $0.80 $1.50 $1.00	05/27/2010 07/6/2011 08/28/2013 08/25/2014	3.12% (2,791,500)
Salvatore Fuda Chairman of the Board of Directors and Director	1,215,000[2]	1,000,000 150,000	$0.80 $1.00	07/6/2011 08/25/2014	2.66% (2,365,000)
Henry Dreifus Director	-	250,000 100,000 200,000	$1.20 $1.20 $1.50	03/12/2013 03/12/2013 08/28/2013	0.66% (550,000)
Andrew Brandt Director	110,000	290,000 85,000 110,000	$0.80 $1.50 $1.00	7/6/2011 08/28/2013 08/25/2014	0.67% (595,000)
David Sharpless Director	100,000	300,000 75,000 85,000 110,000	$0.80 $1.01 $1.50 $1.00	7/6/2011 03/03/2013 08/28/2013 08/25/2014	0.75% (670,000)
Steven Van Fleet Director	-	350,000 300,000 300,000 100,000 500,000 150,000	$0.36 $0.72 $0.80 $1.01 $1.50 $1.00	4/15/2012 5/27/2010 7/6/2011 03/03/2013 28/28/2013 08/25/2014	1.90% (1,700,000)
Dan Amadori Chief Financial Officer	326,801	177,199 400,000 100,000 150,000	$0.72 $0.80 $1.50 $1.00	5/27/2010 7/6/2011 08/28/2013 8/25/2014	1.29% (1,154,000)
Jason Baun Investor Relations	-	50,000 200,000 100,000 15,000 80,000	$0.63 $0.80 $0.60 $1.50 $1.00	12/2/2010 7/6/2011 10/25/2012 08/28/2013 08/25/2014	0.50% (445,000)
Larry Blue Director	200,000	100,000 300,000 75,000 85,000 110,000	$0.60 $0.80 $1.01 $1.50 $1.00	11/3/2010 7/6/2011 03/03/2013 08/28/2013 08/25/2014	0.97% (870,000)
Oliver Nepomuceno Director	953,572	300,000 75,000 75,000 100,000	$0.80 $1.01 $1.50 $1.00	7/6/2011 03/03/2013 08/28/2013 08/25/2014	1.68% (1,503,572)
Stephen Fleming Director of Subsidiary	200,000	-	-	-	0.22% (200,000)

1 Calculated based on shares owned plus options held as a percentage total of shares outstanding as of October 31, 2009, plus options held.
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

B.             Other Related Party Transactions

In June 2008, we entered into a six-month agreement with Dreifus Associates Limited (DAL) whose major shareholder is Henry Dreifus, a Director of the Company until June 2009. DAL provided a wide range of technical and business development support to the Company. Our monthly cost under the agreement was approximately $40,000. In addition, we granted Henry Dreifus 350,000 stock options at an exercise price of $1.20 per share in March 2008 coincident with his appointment as a Director. 275,000 of these options vested at issue date, the balance vests in three equal quarterly installments of 25,000 options commencing in June 2008. These options expired unexercised in August 29, 2009, 45 days after Mr. Dreifus stepped down as a director. In August 2008, we issued 200,000 stock options to Mr. Dreifus at our exercise price of $1.50 per share expiring in August 2013 if unexercised. These options vest only when the Company has achieved certain revenue milestones.

ITEM 8.             FINANCIAL INFORMATION

A.             Consolidated Statements and Other Financial Information

See “Item 17 — Financial Statements.”

We have never paid a dividend on our securities. We do not anticipate paying dividends in the foreseeable future.

As of October 31, 2009 and as of February 17, 2010 there are no legal proceedings outstanding.

B.             Significant Changes

Since October 31, 2009 the Company has raised an additional $1,243,045 through Unit private placement financings. There has been no other significant change in our financial position since October 31, 2009.

ITEM 9.             THE OFFER AND LISTING

The table below sets forth the high and low sales prices for common shares in U.S. Dollars as reported for the periods specified. Our fiscal year ends October 31. Our common shares are not traded in Canada.

Our common shares are traded in the United States and are quoted on the OTC Bulletin Board. The common shares are quoted under the symbol MMTIF.OTCBB.

Period	High	Low

Last six months:
February 2010	0.57	0.48
January 2010	0.65	0.50
December 2009	0.66	0.51
November 2009	0.79	0.60
October 2009	0.90	0.67
September 2009	1.00	0.70
Last eight quarters:
Q4 2009	1.25	0.67
Q3 2009	1.60	0.81
Q2 2009	1.75	0.60
Q1 2009	0.80	0.62

Q4 2008	1.30	0.31
Q3 2008	1.80	0.93
Q2 2008	2.46	1.52
Q1 2008	0.65	0.55
Last five years:
2009	1.75	0.51
2008	2.60	0.31
2007	0.85	0.35
2006	1.33	0.43
2005	1.15	0.37

On February 17, 2010, the last reported sale price for our common shares on the OTC Bulletin Board was $0.56.

ITEM 10.             ADDITIONAL INFORMATION

A.             Share Capital

Our authorized capital consists of an unlimited number of common shares, of which 89,383,003 shares were issued and outstanding as of October 31, 2009, and 2,000,000 special, redeemable, voting preference shares, referred to herein as special shares, none of which were outstanding, as of October 31, 2009.

Additionally the Company has 10,022,199 stock options outstanding with a weighted average exercise price of $.89 (2008: 10,930,000 options outstanding with a weighted average exercise price of $.85) and a total of 3,416,865 outstanding warrants to acquire common shares with a weighted average exercise price of $.82 (2008: 637,128 outstanding warrants with a weighted average exercise price of $1.04) .

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

C.             Material Contracts

1.

On May 29, 2005, we entered into an employment agreement with Mr. Salvatore Fuda, the Chairman of the Board of Directors. The agreement commenced on January 1, 2005 and ending on September 30, 2009. In 2009 the contract was extended for an additional one year through December 2010. Under the terms of the agreement, the Chairman of the Board of Directors has been retained to provide certain management services. We have agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over-year basis commencing as of December 31, 2005 subject to a minimum annual compensation amount of $150,000 (CDN) – approximately $138,645 in U.S. dollars at year-end exchange rate). At our option, we can pay either cash or issue common shares as compensation providing that the cumulative maximum number of shares that we can issue under the agreement is 2 million common shares.

2.

In May 2007, we entered into an agreement with Strategic Solutions, a California based engineering consulting firm. The agreement was for a term of one year and stipulated monthly payments of $16,000. Additionally, we issued 150,000 options to acquire common shares at a price of $0.70 per share with a one year term.

In March 2008, we revised the terms of the agreement with Strategic Solutions and assigned more responsibility and tasks to them. We stipulated monthly payments of $45,600 for a ten month period through December, 2008. In May 2008, we extended the expiry date on the 150,000 options granted previously to November 2008. These options expired unexercised in 2009.

3.

In June 2008, we entered into a six-month agreement with Dreifus Associates Limited (DAL) whose major shareholder Henry Dreifus, was a Company director. DAL provides a wide range of technical and business development support to the Company. Our monthly cost under the contract is approximately $40,000. In addition, we have granted Henry Dreifus 350,000 stock options at a exercise price of $1.20 per share in March 2008 coincident with his appointment as a Director of the Company. 275,000 of these options vested at issue date, the balance vests in 3 equal quarterly installments of 25,000 options commencing in June 2008. In August 2008, we issued 200,000 stock options to Henry Dreifus at our exercise price of $1.50 per share expiring in August 2013 if unexercised. These options vest only when the Company has achieved certain revenue milestones. These options expired in August 2009, 45 days after Mr. Dreifus did not stand for reelection as a director.

4.	In May 2008 the Company executed the following employment contracts with key officers:

1.

A two-year agreement through May 2010 with its President, Mr. Joseph Fuda, stipulating annual base remuneration of $160,000 ($CDN) per year. In addition, 100,000 common stock options were awarded at a exercise price of $1.50 per share vesting in 25,000 share installments over four quarters commencing in August 2008 and expiring in August 2013 if unexercised.

2.

A two-year agreement through May 2010 with its CFO, Mr. Dan Amadori stipulated annual base remuneration at $150,000 (CDN) per year. In addition100,000 common stock options were awarded at a exercise price of $1.50 per share vesting in 25,000 share installments over four quarters commencing in August 2008 and expiring in August 2013 if unexercised.

3.

A three-year agreement through May 2011 with the President of its wholly-owned subsidiary, MAST INC., Mr. Steven Van Fleet, who is also a director of the Company. The agreement stipulates annual base remuneration of $204,000 per year. In addition, 500,000 common stock options at a price of $1.50 per share were awarded vesting in 125,000 share installments over four quarters commencing in August 2008 and expiring in August 2013 if unexercised.

5.

In September 2008, the Company entered into a 12 month agreement with the Investor Relations Group (IRG) of New York City. Under the terms of the contract, the Company pays a monthly amount of $13,500 in cash and issues 25,000 common shares to IRG monthly. In May 2009, the Company renegotiated the monthly compensation to $7,500 in cash and 2,500 common shares for the balance of the agreement. The agreement was not renewed in September 2009.

6.

In August 2009, the Company executed a promissory note with Unotron Inc. The promissory note is in the principal amount of $200,000, bears interest at a rate of 10% payable quarterly and is secured by a first lien on the assets of Unotron. The promissory note matures on September 30, 2010.

7.

Unotron Inc. and Micromem entered into a manufacturing agreement in 2009 that requires Micromem to develop a magnetic sensor based keyboard substrate that is to be integrated into Unotron’s waterproof and washable keyboards. These keyboards can be placed within a commercial dishwasher to prevent diseases from being transmitted on the keyboard. In 2009, Micromem designed, manufactured, tested and delivered the initial volume of keyboards to Unotron in Hong Kong. The keyboard are being tested and submitted for FCC/CE certification.

8.

In 2010 Micromem and NEMT, Ltd. entered into a manufacturing agreement to develop a magnetic device capable of detecting small changes in the earth’s magnetic signature. NEMT desires to use this for aerial exploration in the Bearing Sea for oil and gas reserves. The prototype device was designed and built and tested in the field by NEMT. In late 2009 NEMT discovered two oil reserves in 400 meters of water.

9.

In 2009 Micromem and LifeMed Technologies Inc. entered a manufacturing agreement pursuant to which we received a $30 million Purchase Order. Under the terms of the agreement, Micromem will design, manufacture prototypes, submit and obtain FDA 510(K) approval and manufacture a medical device that incorporates our magnetic sensor technology. The medical device is designed to provide early detection of abnormalities in women’s breasts.

10.

In August 2008, the Company entered into a working agreement with BAE Systems whereby the Company agreed to commit up to $1 million of funding to BAE-led development work on its sensor technology. The Company retains exclusive ownership of any intellectual property that is developed in this initiative.

11.

The Company issued a purchase order to an outside contractor in July 2009 for services to be performed between July 2009 – April 2010 in the amount of $1,000,000. At October 31, 2009, the Company has paid a total of $131,000 to the supplier.

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

E.             Taxation

Certain Canadian Income Tax Consequences

This discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of common shares for a shareholder who is not a resident of Canada but is a resident of the United States and who will acquire and hold a common share as capital property for the purposes of the Income Tax Canada, also referred to as the Canadian Tax Act. This summary does not apply to a shareholder who carries on business in Canada through a permanent establishment situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations there under and on an understanding of the administrative practices of Canada Customs & Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendments of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder's own Canadian and US tax advisors.

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

F.             Dividends and Paying Agents

Not applicable.

G.             Statement by Experts

Not Applicable.

H.             Documents on Display

We have filed the documents referred to herein and other information with the SEC, the Ontario Securities Commission and the Alberta Securities Commission. You may inspect and copy such material at the public reference facilities maintained by the SEC 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

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

PART II

ITEM 13.             DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.             MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.             CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, referred to herein as the “Exchange Act”) as of October 31, 2009. Based on management's evaluation in 2009, our Chief Executive Officer and Chief Financial Officer concluded that, as of October 31, 2009, our disclosure controls and procedures except as discussed below, were effective in that they were designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Management’s Annual Report on Internal Control Over Financial Reporting

Micromem’s Board of Directors and executive management are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

All internal control systems no matter how well designed have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of Micromem’s internal control over financial reporting as of October 31, 2009. In making this assessment, they used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment the Chief Executive Officer and Chief Financial Officer have concluded that, as of October 31, 2009, our internal control over financial reporting was not fully effective with respect to its procedures to effect the timely and complete close of its year-end financial statements which resulted in a series of journal entries posted to finalize the financial statements over the course of our year-end audit.

The Attestation Report dated February 17, 2010 submitted by the independent accountants cited one material weakness. The Report is set forth in “Item 17 – Financial Statements” and this is discussed below along with management’s comments on compensatory procedures that it has in plan to mitigate the risks associated with this material weakness:

Material Weakness:

In 2009, the Company identified a material weakness in certain of its procedures to affect the timely and complete close of its year-end financial statements. A series of journal entries over the course of the audit were posted to finalize the financial statements.

Management’s Response:

a)

The Company’s Audit Committee met on a regular basis during the 2009 fiscal year and met at each quarter-end for the purpose of approving the quarterly financial statements. In each case, the quarterly financial statements were reviewed in light of the Company’s current business initiatives and in accordance with required US & Canadian generally accepted accounting principles. Management acknowledges that a more rigorous assessment and process of determining and evaluating required adjustments on a quarterly basis is required, perhaps in conjunction with our external accountants, to ensure that any potential adjustments are addressed on a timely basis.

Management’s Conclusions:

a)	Management acknowledges the material weakness cited by our auditors in conducting their year-end audit work.

b)

Management will formalize the procedures and controls required as part of our quarterly and annual reporting process to ensure that procedures to effect the timely and complete close of our financial statements.

2008 Report:

For the fiscal year ended October 31, 2008, the Attestation Report submitted by the independent accountants cited three material weaknesses.

Management has addressed and remedied these material weaknesses through changes to its procedures and controls in 2009 such that these do not remain as material weaknesses as of October 31, 2009. The material weaknesses cited in the 2008 Attestation Report and the procedures which management adopted in 2009 are discussed below:

i.

In 2008, the Company did not have a formal schedule of authority for approval of various expenditures based on the nature of the transaction. Our independent accountants suggested that we create a formal schedule of authority providing financial and non-financial limits and listing all individuals of authority to approve the transactions in contract management, travel and entertainment, purchases, payables, payments, investments, cash management and sales receipts and receivables. In 2009, we assigned individuals on our staff to address all of these issues, we made a number of changes in our authorities schedule and senior management played a more proactive role in reviewing and approving these transactions.

ii.

In 2008, the second material weakness cited was that there was inadequate segregation of duties in the travel and entertainment payment cycle, in the payables, purchases and cash cycles and in the approval of related party cross- charges for common overheads. The recommendations were that there should be more effective segregation of the duties relating to the handling of cheques, posting of payments and posting of invoices. In 2009, management did develop a more formalized travel and entertainment policy and we have reallocated certain job responsibilities within the accounting and office staff so as to realize better segregation of duties, while acknowledging the limitations of our ability to effect full segregation of duties given our small staff complement.

iii.

In 2008, the Company identified as a material weakness its procedures to effect the timely and complete close of its year-end financial statements prior to commencement of the year-end external audit. A series of journal entries over the course of the audit were posted to finalize the financial statements. The risk cited was that there could be reporting errors that could be undetected by management. In 2009, senior management, working with the accounting staff, conducted more extensive and in-depth reviews of our reporting package on a quarterly basis and conducted a more extensive review of our year-end internal reporting package prior to commencement of the audit. During the audit of our financial statements at October 31, 2009, this issue remained as a material weakness as described above.

Changes in Internal Control Over Financial Reporting
Other then as stated above, no other changes in our internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, occurred during the fiscal year ended October 31, 2009 that has materially affected or is reasonable likely to materially affect, our internal controls over financial reporting.

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Micromem Technologies Inc.

We have audited Micromem Technologies Inc.’s internal control over financial reporting as at October 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis. As at October 31, 2009 a material weakness was identified in certain of the Company’s procedures to affect the timely and complete close of its year-end financial statement which resulted in a series of journal entries being posted over the course of the audit to finalize the October 31, 2009 consolidated financial statements.

We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the October 31, 2009 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as at October 31, 2009 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

We have also audited in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) the consolidated financial statements of Micromem Technologies Inc. and issued our report dated February 17, 2010.

We do not express an opinion or any form of assurance on management’s assessment with regard to corrective measures that will be implemented to address the material weakness relating to reconciliation between Canadian generally accepted accounting principles and accounting principles generally accepted in the United States of America, in the financial reporting process.

Collins Barrow Toronto LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
February 17, 2010

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

Item 16C.          Principal Accountant Fees and Services

In May 2009 the Audit Committee of the Board of Directors replaced Schwartz Levitsky Feldman LLP as our independent auditors and engaged Collins Barrow Toronto LLP as our independent auditors.

The following table presents fees for professional audit services rendered by our auditors for the audit of our consolidated financial statements for the years ended October 31, 2009 and 2008, and fees billed for other services rendered by our auditors including our offerings of securities and tax services.

	2008	2009

Audit Fees	$75,000	$60,000
Audit Related Fees (SOX)	30,000	35,000
Tax Fees	35,000	10,000
All Other Fees	-	5,000

Audit Fees

In 2008 we paid a total of $75,000 to Schwartz Levitsky Feldman LLP for audit services. In 2009 we paid a total of $60,000 to Collins Barrow Toronto LLP for audit services.

Audit Related Fees

We paid $30,000 of audit related fees to Schwartz Levitsky Feldman LLP in 2008 relating to our SOX compliance audit. We paid $35,000 of audit related fees to Collins Barrow Toronto LLP in 2009 relating to our SOX compliance audit.

Tax Fees

We paid 35,000 of tax related fees to Schwartz Levitsky Feldman LLP for services in 2008. We paid $10,000 of tax-related fees to Collins Barrow Toronto LLP for services in 2009.

Pre-approval policies

The Audit Committee assesses and pre-approves all audit and non-audit services.

Item 16D.          Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.          Purchases of Equity by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F.          Change in Registrants Certifying Accountant

On June 30, 2009 Schwartz Levitsky Feldman LLP (“SLF”) was replaced as independent auditor for the Company. On June 30, 2009, the Company engaged Collins Barrow LLP (“Collins Barrow”) as its principal independent accountant. This decision to replace SLF and to engage Collins Barrow was approved by the Audit Committee.

Management of the Company has not had any disagreements with SLF related to any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. For the fiscal years ended October 31, 2008 and 2007 and any subsequent interim period through SLF’s termination on June 30, 2009, there has been no disagreement between the Company and SLF on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of SLF would have caused it to make a reference to the subject matter of the disagreement in connection with its reports for such years.

SLF’s report on the Company’s financial statements as of October 31, 2008 and 2007 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

For the fiscal years ended October 31, 2008 and 2007, there were no reportable events as described in Item 16F(a)(1)(v). The Company requested that SLF furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter is filed as an Exhibit to this Form 20-F.

Item 16G.          Corporate Governance

Not applicable

Item 17.             Financial Statements

Consolidated Financial Statements of

MICROMEM TECHNOLOGIES INC.

Years ended October 31, 2009 and 2008

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Micromem Technologies Inc.

We have audited the accompanying consolidated balance sheet of Micromem Technologies Inc. (the “Company”) as at October 31, 2009, and the related consolidated statements of operations and deficit and cash flows for the year ended October 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

The consolidated financial statements as at and for the years ended October 31, 2008 and 2007 and were audited by other auditors who expressed opinions without reservation on those consolidated financial statements in their report dated February 16, 2009.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at October 31, 2009 and the results of its operations and its cash flows for the year ended October 31, 2009 in accordance with Canadian generally accepted accounting principles.

We also have audited, Micromem Technologies Inc.'s internal control over financial reporting as of October 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and issued our report dated February 17, 2010.

Collins Barrow Toronto LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
February 17, 2010

F-1

Comments by Auditors for Readers on Canada – U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 2 to the consolidated financial statements. Our report to the shareholders dated February 17, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) in the report of Independent Registered Chartered Accountants on the consolidated financial statements which references the type of opinion the auditor provided on the internal control over financial reporting. In line with this reporting standard we would report that we provided a qualified opinion on the internal controls over financial reporting. However, our report to the board of directors and shareholders dated February 17, 2010 is expressed in accordance with Canadian reporting standards which do not require a reference to the type of opinion provided by the auditor on the internal controls over financial reporting.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) in the report of Independent Registered Chartered Accountants on the internal control over financial reporting which references the type of opinion the auditor provided on the consolidated financial statements. In line with this reporting standard we would report that we provided an unqualified opinion on the consolidated financial statements. However, our report to the board of directors and shareholders dated February 17, 2010 is expressed in accordance with Canadian reporting standards which do not require a reference to the type of opinion provided by the auditor on the consolidated financial statements.

Collins Barrow Toronto LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
February 17, 2010

F-2

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Micromem Technologies Inc.

We have audited Micromem Technologies Inc.’s internal control over financial reporting as at October 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

F-3

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis. As at October 31, 2009 a material weakness was identified in certain of the Company’s procedures to affect the timely and complete close of its year-end financial statement which resulted in a series of journal entries being posted over the course of the audit to finalize the October 31, 2009 consolidated financial statements.

We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the October 31, 2009 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as at October 31, 2009 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

We have also audited in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) the consolidated financial statements of Micromem Technologies Inc. and issued our report dated February 17, 2010.

We do not express an opinion or any form of assurance on management’s assessment with regard to corrective measures that will be implemented to address the material weakness relating to reconciliation between Canadian generally accepted accounting principles and accounting principles generally accepted in the United States of America, in the financial reporting process.

Collins Barrow Toronto LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
February 17, 2010

F-4

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

1167 Caledonia Road Toronto, Ontario M6A 2X1 Tel: 416 785 5353 Fax: 416 785 5663

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)

As at	October 31, 2009	October 31, 2008

Assets
Current assets:
Cash and cash equivalents (Note 20)	$106,110	$475,235
Deposits and other receivables	83,486	128,911
Promissory note receivable (Note 7)	200,000	-
	389,596	604,146

Property and equipment, net (Note 8)	24,422	26,321
Deferred development costs (Note 9)	2,000,611	-
Patents, net (Note 10)	147,850	-
	$2,562,479	$630,467

Liabilities and Shareholders' Equity (Deficiency)
Current liabilities:
Accounts payable and accrued liabilities	1,039,640	942,225

Shareholders' Equity (Deficiency):
Share capital: (Note 11)
Authorized:
2,000,000 special preference shares, redeemable, voting
Unlimited common shares without par value
Issued and outstanding:
89,383,003 common shares ( 2008: 82,936,667)	48,494,180	44,380,134
Contributed surplus (Notes 12)	24,145,911	22,114,421
Deficit accumulated during the development stage	(71,117,252)	(66,806,313)
	1,522,839	(311,758)
	$2,562,479	$630,467

Going Concern (Note 2)
Related Party Transactions (Note 14)
Commitments (Note 15)
Contingencies (Note 16)
Subsequent Events (Note 20)

"Joseph Fuda" (Signed)
Joseph Fuda, Director

"David Sharpless" (Signed)
David Sharpless, Director

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in United States dollars)

For the year ended October 31, 2009 (with comparative data)

				Period from
				September 3, 1997
	October 31, 2009	October 31, 2008	October 31, 2007	to October 31, 2009
	(12 mos )	(12 mos )	(12 mos )

Costs and expenses (income):
Administration	$937,146	$604,203	$223,177	$4,503,191
Professional, other fees, and salaries (Note 14)	3,240,960	3,304,771	1,631,309	44,967,259
Research and development (Note 9)	13,880	1,063,508	682,331	8,885,520
Travel and entertainment	223,586	398,474	141,200	2,196,186
Amortization of property and equipment (Note 8)	11,567	5,210	-	361,243
Foreign exchange loss (gain)	(28,153)	52,321	135,947	103,647
Amortization of patents and trademarks	-	-	-	67,596
Operating leases	-	-	-	109,412
Loss on sale of investment	-	-	-	54,606
Write-down of investment	-	-	-	61,020
Write-down of royalty rights	-	-	-	10,000,000
Write-down of patents and trademarks	-	-	-	299,820
Interest expense	-	-	-	75,027
Loss on sale of property and equipment	-	-	-	65,460
Loss before under noted	4,398,986	5,428,487	2,813,964	71,749,987

Interest and other income	$(88,047)	$(11,762)	$(2,586)	$(652,412)

Loss before income taxes	(4,310,939)	(5,416,725)	(2,811,378)	(71,097,575)

Income taxes (Note 13)	-	-	-	19,677

Net loss for the year	(4,310,939)	(5,416,725)	(2,811,378)	(71,117,252)

Deficit accumulated during the development stage, beginning of year	(66,806,313)	(61,389,588)	(58,578,210)	-

Deficit accumulated during the development stage, end of year	$(71,117,252)	$(66,806,313)	$(61,389,588)	$(71,117,252)

Loss per share - basic and diluted	(0.05)	(0.07)	(0.04)	(1.28)

Weighted average number of shares	86,400,439	78,012,115	70,685,153	55,774,305

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

For the year ended October 31, 2009 (with comparative data)

				Period from
				September 03, 1997
	Oct.31, 2009	Oct.31, 2008	Oct.31, 2007	to Oct. 31, 2009
	(12 mos )	(12 mos )	(12 mos )

Cash flows from operating activities:
Net loss for the period	$(4,310,939)	$(5,416,725)	$(2,811,378)	$(71,117,252)
Adjustments to reconcile loss for the period to net cash used in operating activities:
Amortization of patents and trademarks		-		67,596
Amortization of property and equipment	11,567	5,210		546,463
Stock option expense	1,951,569	1,041,414	269,216	24,881,980
Loss on sale of investment	-	-		54,606
Write down of investment	-	-		61,020
Loss on disposal of property and equipment	-	-		65,460
Shares paid to supplier	173,125	-		173,125
Write-down of royalty rights	-	-		10,000,000
Write-down of patents and trademarks	-	-		299,820
Share compensation expense	-	-		7,285,696
Non-cash wages and salaries	-	-		34,000
Increase in deposits and other receivables	(154,575)	(44,254)	(25,919)	(274,889)
Increase (decrease) in accounts payable and accrued liabilities	97,415	(673,809)	946,724	1,173,855
Net cash used in operating activities	(2,231,838)	(5,088,164)	(1,621,357)	(26,748,520)

Cash flows from investing activities:
Purchase of property and equipment	(9,668)	(31,531)		(770,803)
Proceeds on disposal of property and equipment	-	-		134,458
Patents and trademarks	(147,850)	-		(515,266)
Deferred development costs	(2,000,611)			(2,000,611)
Sale of available-for-sale Investment	-	-		260,641
Royalty rights	-	-		(2,000,000)
Net cash used in investing activities	-2,158,129	-31,531		-4,891,581

Cash flows from financing activities:
Issue of common shares	4,020,842	5,350,355	1,459,230	30,566,800
Subscriptions received	-	-		598,686
Net proceeds from shareholder's loan	-	-		544,891
Loan proceeds from Avanticorp International Inc.	-	-		112,031
Rights issue costs	-	-		(76,197)
Net cash provided by financing activities	4,020,842	5,350,355	1,459,230	31,746,211

Increase (decrease) in cash and cash equivalents	(369,125)	230,660	(162,127)	106,110

Cash and cash equivalents, beginning of year	475,235	244,575	406,702	-
				-
Cash and cash equivalents, end of year	$106,110	$475,235	$244,575	$106,110

Supplemental cash flow information:
Interest paid	-	-	-	76,987
Income taxes paid	-	-	-	66,722

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
(Expressed in United States dollars)

For the year ended October 31, 2009 (with comparative data)
	Number of	Share Capital	Contributed	Deferred Share	Deficit Accumulated
	Shares		Surplus	Compensation	During
					Development stage

Micromem share capital, October 31, 1998	3,490,643	$-	$-	$-	$-
Exercise of director’s stock options	490,000	-	-	-	-
Pageant share capital, October 31, 1998	-	1	-	-	-
Net loss for the year	-	-	-	-	(500,992)
Common shares of Pageant, December 4, 1998	-	4,999	-	-	-
Assigned fair value of net assets	32,000,000	549,140	-	-	-
Micromem share capital, September 11, 1999	35,980,643	554,140	-	-	(500,992)

Exercise of common share purchase warrants for cash	120,676	164,053	-	-	-
Private placement of common shares for cash, May 17, 1999	350,000	1,050,000	-	-	-
Shareholder loan forgiven	-	-	544,891	-	-
Exercise of stock options for cash	100,000	300,000	-	-	-
Net loss for the year	-	-	-	-	(5,207,787)
Balance, October 31, 1999	36,551,319	2,068,193	544,891	-	(5,708,779)

Exercise of common share purchase warrants for cash	182,087	274,717	-	-	-
Exercise of stock options for cash	100,000	300,000	-	-	-
Deferred share compensation	-	-	2,711,881	(453,219)	-
Private placement of common shares for cash, February 10, 2000	2,000,000	5,000,000	-	-	-
Common shares issued pursuant to compensation agreements, March 15, 2000	901,110	4,206,447	-	-	-
Stock options issued to directors/consultants	-	-	9,681,257	-	-
Net loss for the year	-	-	-	-	(16,940,613)
Balance, October 31, 2000	39,734,516	11,849,357	12,938,029	(453,219)	(22,649,392)

Exercise of common share purchase warrants for cash	362,450	554,655	-	-	-
Common shares issued under rights offering November 20, 2000	304,674	1,119,058	-	-	-
Exercise of stock options for cash	800,000	2,400,000	-	-	-
Deferred share compensation	-	-	(453,219)	453,219	-
Stock-based compensation	-	-	34,000	-	-
Exercise of director’s stock options for cash, January 17, 2001	714,686	71,469	-	-	-
Common shares issued pursuant to compensatory stock options, at	-	1,581,242	(1,581,242)	-	-
Adjustment-share compensation expenses	-	-	(677,420)	-	-
Common shares issued pursuant to compensation agreement, January 23, 2001	11,192	66,461	-	-	-
Private placement of common shares for cash, March 21, 2001	2,000,000	4,000,000	-	-	-
Common shares issued under asset purchase agreement to Estancia Limited, March 14, 2001	2,007,831	8,000,000	-	-	-
Compensation shares due but not issued	-	-	1,431,545	-	-
Stock options issued to directors/consultants	-	-	4,627,752	-	-
Net loss for the year	-	-	-	-	(9,187,377)
Balance, October 31, 2001	45,935,349	29,642,242	16,319,445	-	(31,836,769)

Stock options issued to directors/consultants	-	-	1,832,500	-	-
Shares issued pursuant to compensatory agreement, March 26, 2002	765,588	1,431,545	(1,431,545)	-	-
Net loss for the year	-	-	-	-	(14,565,515)
Balance, October 31, 2002	46,700,937	31,073,787	16,720,400	-	(46,402,284)

Private placement of common shares for cash, August 13, 2003	2,031,250	162,500	-	-	-
Net loss for the year	-	-	-	-	(1,767,965)
Stock options issued to directors/consultants			318,000
Balance, October 31, 2003	48,732,187	31,236,287	17,038,400	-	(48,170,249)

Private placement	800,000	73,000	-	-	-
Exercise of common share warrants	3,231,250	264,500	-	-	-
Exercise of options for cash	5,300,000	530,000	-	-	-
Stock options issued to consultant	-	-	1,379,970	-	-
Net loss for the year	-	-	-	-	(2,314,298)
Balance at October 31, 2004	58,063,437	$32,103,787	$18,418,370	$-	$(50,484,547)

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
(Expressed in United States dollars)

For the year ended October 31, 2009 (with comparative data)
	Number of	Share Capital	Contributed	Deferred Share	Deficit Accumulated
	Shares		Surplus	Compensation	During
					Development stage

Balance, October 31, 2004	58,063,437	$32,103,787	$18,418,370	$-	$(50,484,547)

Exercise of common share purchase warrants for cash	2,431,250	206,500	-	-	-
Private placement of common shares for cash	2,342,334	1,472,500	-	-	-
Exercise of stock options	1,820,000	553,600	-	-	-
Settlement of accounts payable for common shares	62,428	43,700	-	-	-
Stock options issued to consultants/employees	-	-	1,721,742	-	-
Legal expenses relating to private placements	-	(75,000)	-	-	-
Net loss	-	-	-	-	(4,035,483)
Transfer to contributed surplus (restatement)	-	(264,000)	264,000	-	-
Balance at October 31, 2005	64,719,449	34,041,087	20,404,112	-	(54,520,030)

Exercise of stock options	3,550,000	1,064,980	-	-	-
Stock options issued to consultants/employees	-	-	2,058,560	-	-
Private placement of common shares for cash	150,000	75,000	-	-	-
Exercise of common share purchase warrants for cash	771,850	485,548	-	-	-
Net loss	-	-	-	-	(4,058,180)
Transfer to contributed surplus (restatement)	-	1,026,738	(1,026,738)	-	-
Balance at October 31, 2006	69,191,299	36,693,353	21,435,934		(58,578,210)

Exercise of stock options	1,700,000	552,000	-	-	-
Transfer from contributed surplus	-	340,122	(340,122)	-	-
Price adjustment on outstanding warrants	-	(1,326,308)	1,326,308	-	-
Stock options issued to consultants/employees	-	-	86,787	-	-
Stock options issued to Directors	-	-	96,945	-	-
Warrants issued to consultants	-	-	85,484	-	-
Exercise of common share purchase warrants for cash	477,500	191,000	-	-	-
Private placement of common shares for cash	1,577,368	716,230	-	-	-
Net loss	-	-	-	-	(2,811,378)
Balance at October 31, 2007	72,946,167	37,166,397	22,691,336		(61,389,588)

Warrants issued to consultants	-	-	23,814	-	-
Private placement of common shares for cash	4,152,296	2,980,031	-	-	-
Exercise of stock options	1,440,000	1,010,500	-	-	-
Exercise of common share purchase warrants for cash	3,671,318	1,493,527	-	-	-
Transfer from contributed surplus for stock options exercised	-	537,494	(537,494)	-	-
Transfer from contributed surplus for warrants exercised	-	1,411,792	(1,411,792)	-	-
Stock options issued to directors/consultants	-	-	1,017,600	-	-
Settlement of accounts payable for common shares.	30,000	59,100	-	-	-
Cashless exercise of warrants for common shares (Note 12(g)(ii))	646,886	-	-	-	-
Warrants issued for private placement	-	(330,957)	330,957	-	-
Common shares for services	50,000	52,250	-	-	-
Net loss	-	-	-	-	(5,416,725)
Balance at October 31, 2008	82,936,667	44,380,134	22,114,421	-	(66,806,313)

Private placement of units for cash	4,393,535	2,305,215	653,627	-	-
Exercise of stock options	1,652,801	992,417	-	-	-
Transfer from contributed surplus for stock options exercised	-	573,706	(573,706)	-	-
Common shares for services	200,000	173,125	-	-	-
Financing cost paid	-	(164,417)	-	-	-
Stock options issued to directors/consultants	-	-	1,951,569	-	-
Exercise of common share purchase warrants for cash	200,000	234,000	-	-	-
Net loss	-	-	-	-	(4,310,939)
Balance at October 31, 2009	89,383,003	$48,494,180	$24,145,911	$-	$(71,117,252)

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

1.	NATURE OF BUSINESS

Micromem Technologies Inc. (“Micromem” or the “Company”) is a corporation incorporated under the laws of the Province of Ontario, Canada. By Articles of Amendment dated January 14, 1999, the Company changed its name from Avanticorp International Inc. to Micromem Technologies Inc. On January 11, 1999, the Company acquired all of the outstanding shares of Pageant Technologies Inc. (“Pageant”), a company subsisting under the laws of Barbados. This acquisition was recorded as a reverse takeover under Canadian generally accepted accounting principles (“Canadian GAAP”) which, except as outlined in Note 18, conforms with United States generally accepted accounting principles (“U.S. GAAP”).

The Company currently operates as a developer of non-volatile magnetic memory technology and has developed magnetic sensor technology applications. The Company has not generated revenue through October 31, 2009 and is devoting substantially all of its efforts to the development of its technologies. Accordingly, for financial reporting purposes, the Company is a development stage enterprise.

2.	GOING CONCERN

These consolidated financial statements have been prepared on the “going concern” basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

Certain principal conditions and events are prevalent which indicate that there is doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. The Company has incurred substantial recurring losses to date; it reports a working capital deficiency and a shareholders’ deficiency at October 31, 2009.

The Company continues to pursue its development initiatives in order to develop its technologies for commercial applications and continues to raise financing for operations as outlined in Note 11.

It will be necessary for the Company to raise additional funds for the continued development, testing and commercial exploitation of its technologies. To date the Company has raised financing through successive unit private placements, through the exercise of common share stock options and through the exercise of common share purchase warrants. It has also secured periodic term loans.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

2.	GOING CONCERN (cont’d)

In the ensuing fiscal year, the Company anticipates that (i) it will realize initial revenues from commercialization efforts with current strategic development partners, (ii) it will monitor the timing of incurring additional expenses in keeping with its ongoing working capital position, and (iii) it will continue to secure financing in the same manner in which it has raised financing to date.

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

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian GAAP and are stated in United States dollars. These principles are also in conformity in all material respects with U.S. GAAP (except as disclosed in Note 18). The most significant accounting policies are as follows:

	a.	Principles of Consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

i.

Memtech International Inc., Memtech International (U.S.A.) Inc., Pageant Technologies Inc. and Pageant Technologies (U.S.A.) Inc. and Micromem Holdings (Barbados) Inc. all of which are inactive companies.

ii.

On November 10, 2007 the Company incorporated Micromem Applied Sensors Technology, Inc. (“MAST”) as a wholly-owned subsidiary domiciled in Delaware. MAST has the primary responsibility for the further development of the Company’s technologies in conjunction with various potential strategic development partners.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

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

Significant estimates made by the Company include the allowance for doubtful accounts receivable, the value of the promissory note receivable, the expected life of property and equipment, the valuation of patents, the valuation of deferred development costs incurred, the valuation of accrued liabilities and the computation of fair values of stock options and warrants using the Black Scholes option-pricing model.

c.	Financial Instruments – Recognition, Measurement, Disclosure and Presentation:

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets and financial liabilities, including derivatives, are initially measured in the balance sheet at fair value, except for loans and receivables, investments held-to maturity and other financial liabilities, which are measured at amortized cost. Measurement in subsequent periods depends on whether the financial instrument had been classified as held-for trading, available-for-sale, held-to- maturity, loans and receivables, or other liabilities.

Held-for-trading financial investments are measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the assets are removed from the balance sheet.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

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

d.	Comprehensive Income:

Section 1530 requires the presentation of comprehensive income, which consists of net income and other comprehensive income ("OCI"). Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. OCI refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles. The Company does not currently have any other comprehensive income and accordingly, a statement of comprehensive income has not been presented.

e.	Foreign Currency Translation:

The functional and reporting currency of the Company is the United States dollar. The Company’s wholly-owned foreign subsidiaries are integrated foreign operations and, therefore, the Company uses the temporal method whereby monetary assets and liabilities are translated into United States dollars at the rate of exchange in effect at the consolidated balance sheet dates and non-monetary assets and liabilities are translated at historical rates. Income and expenses are translated using the three month average rate of exchange per quarter, which rate approximates the rate of exchange prevailing at the transaction dates. Gains or losses resulting from translation are included in the determination of net loss for the period.

f.	Cash and Cash Equivalents:

Cash and cash equivalents consist of all bank accounts and all highly liquid investments with original maturities of three months or less at the date of purchase.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	g.	Short-Term Investment:

Short-term investment consists of a secured, interest-bearing promissory note with a maturity date, as of October 31, 2009, greater than three months but less than one year and is carried at fair market value (Note 7).

	h.	Loan Impairment:

Impaired loans are accounted for at their face amount net of the allowance for loan impairment. When a loan is deemed to be impaired, its carrying amount is reduced to its estimated realizable amount which is measured by discounting the expected future cash flows at the effective interest rate inherent in the loans. The amount initially recognized as an impairment loan, together with any subsequent change, is charged to the allowance as an adjustment. A write-off of the loan will occur when the loan is believed to have no reasonable expectation of collectability.

	i.	Inventory:

Inventory is valued at the lower of cost and net realizable value, where cost is determined on a first in, first out basis. Net realizable value for parts and materials is replacement cost. The cost of finished goods and work in progress includes parts, materials, labour and an allocation of direct overhead expenses.

The Company has determined that, at October 31, 2009, the prototype units that it is developing do not constitute saleable inventory and accordingly, no inventory balances are reported.

	j.	Long-lived Assets:

Long-lived assets consist of property and equipment, patents and trademarks, royalty rights and deferred development costs.

The Company initially records the value of the long-lived assets acquired at cost. Such assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In such circumstances, an impairment loss is calculated as equal to the excess of the carrying value of the assets over their fair value.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

k.	Property and Equipment:

Property and equipment are recorded at cost and are amortized over their estimated useful lives at the following annual rates and methods:

Computers	30% declining balance basis
Office equipment	30% declining balance basis

l.	Research and Development Costs

Research costs are expensed in the period incurred. Development costs are expensed as incurred unless they meet the criteria for deferral. During 2009 the Company determined that its continuing activities related to the development of its memory and sensor technology met the deferral criteria and, accordingly, these costs have been capitalized and are tested annually for recoverability. Development costs will be amortized on an appropriate basis at the time the Company enters commercial production.

Investment tax credits (ITCs) arising from research and development are recognized when their realization is reasonably assured. The ITCs are applied against the related costs and expenditures in the year that they are incurred.

m.	Patents

Patents are recorded at cost and are amortized on a straight line basis over their estimated useful lives of 10 years.

n.	Unit Private Placements:

Until October 31, 2008, the Company had adopted the residual value approach in accounting for the value assigned to the common shares and the warrants which it has made available in a number of Unit private placement financings. Under this residual value approach, the Company assigned 100% of the proceeds from the Unit private placement to the common shares and a nil value to the attached warrants.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

In the year ended October 31, 2009 the Company changed the estimates that it used to value the common shares and the warrants included in the Unit private placement financings which it completed in the fiscal year then ended. It assigned a value to the warrants which form part of these Unit private placements, using the relative fair value approach, calculated in accordance with the Black Scholes option pricing model.

o.	Stock-based Compensation and Other Stock-based Payments:

The Company applies the fair value based method of accounting for all stock-based payments to employees and non-employees and all direct awards of stocks. Accordingly, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable. Stock-based compensation is charged to operations over the vesting period and the offset is credited to contributed surplus.

Consideration received upon the exercise of stock options and warrants is credited to share capital and the related contributed surplus is transferred to share capital.

The fair value of stock options and warrants is determined by the Black Scholes option- pricing model with assumptions for risk free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the option or warrant issued. The fair value of direct awards of stock is determined by the quoted market price of the Company’s stock.

p.	Income Taxes:

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

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	q.	Earnings or Loss Per Share:

Basic earnings (loss) per share are computed by dividing net earnings (loss) by the weighted average number of common shares outstanding for the year. Diluted earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of common shares and potential common shares outstanding during the year. Potential common shares consist of incremental common shares issuable upon the exercise of stock options and warrants using the treasury stock method.

4.	CHANGE IN ACCOUNTING POLICY

Goodwill and Intangible Assets:

Effective November 1, 2008, the Company adopted the recommendation of the CICA Handbook Section 3064 released in February 2008, “Goodwill and Intangible Assets”, in replacement of Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”.

Section 3064 establishes the standards for recognizing, measuring, presenting and disclosing information applicable to goodwill after its initial recognition and to the intangible assets of profit-oriented enterprises. With respect to goodwill, Section 3064 contains the same requirements s former Section 3062.

Adoption of this standard had no significant impact on Company’s financial statements.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

5.	RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

	a.	Business Combinations:

In January 2009, the CICA issued Section 1582, Business Combinations, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures. In addition, the CICA issued Sections 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which replaces the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements, while section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to business combination.

These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 with earlier application permitted. The Company is currently evaluating the new section to determine the potential impact on its consolidated financial statements.

	b.	International Financial Reporting Standards (IFRS):

In February 2008, the Accounting Standards Board ("AcSB") confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. In April, 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, on January 1, 2011. The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for its year ended October 31, 2011, and of the opening balance sheet as at November 1, 2010. The AcSB proposes that CICA Handbook Section, Accounting Changes, paragraph 1506.30, which would require an entity to disclose information relating to a new primary source of GAAP that has been issued but is not yet effective and that the entity has not applied, not be applied with respect to the IFRS Omnibus Exposure Draft. The Company is continuing to assess the financial reporting impacts of the adoption of IFRS and, at this time, the impact on future financial position and results of operations is not reasonably determinable or estimable. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required, as well as system changes that may be necessary to gather an process the required information.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

6.	CAPITAL RISK MANAGEMENT

The Company’s objective when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Company includes equity, comprised of issued capital stock, contributed surplus and deficit, in the definition of capital. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to further develop and market its technologies and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity and warrants or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the twelve months ended October 31, 2009.

7.	PROMISSORY NOTE RECEIVABLE

In April 2009, the Company advanced $200,000 out of a maximum facility of $500,000 to a private company incorporated in New Jersey and a strategic development partner of the Company. On August 1, 2009, the Company and the private company executed a promissory note with respect to the $200,000 advance stipulating the following terms and conditions:

	a.	Maturity date of September 30, 2010.

	b.	Interest payable on a quarterly basis in arrears calculated from August 1, 2009 at a rate of 10%.

	c.	Secured by a first priority security interest over all of the assets of the private company.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

8.	PROPERTY AND EQUIPMENT

		2009
		Accumulated	Net Book
	Cost	Amortization	Value

Computer	39,882	15,460	24,422
Equipment	25,989	25,989	-

Total	65,871	41,449	24,422

		2008
		Accumulated	Net Book
	Cost	Amortization	Value

Computer	46,890	20,569	26,321
Equipment	25,989	25,989	-

Total	72,879	46,558	26,321

In 2009, the Company removed from its accounts a total of $50,616 of fully amortized assets which had been reflected in its accounts since 2004. These assets have been disposed of at nil value.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

9.	DEFERRED DEVELOPMENT COSTS

In the year ended October 31, 2009, the Company capitalized costs in the amount of $2,000,611 (2008 – nil) relating to the development of its memory and sensor technology for future commercialization. Development costs include directly related consulting fees, materials and third party costs. No amortization has been taken to date.

The breakdown of development costs that have been capitalized as follows:

Projects	Amount
Project A	$337,237
Project B	38,683
Project C	587,349
Project D	750,367
Project E	131,033
Project F	155,942
$2,000,611

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

10.	PATENTS

The Company continues to actively pursue, protect and expand its patents registered in Canada, the United States and in foreign jurisdiction.

		2009
		Accumulated	Net Book
	Cost	Amortization	Value

Patents	$151,641	$3,791	$147,850

11.	SHARE CAPITAL

	a.	Authorized and outstanding:

The Company has two classes of shares as follows:

		i.	Special redeemable voting preference shares, 2,000,000 authorized, none are issued and outstanding.

		ii.	Common shares without par value – an unlimited number authorized. At October 31, 2009 the Company reports 89,383,003 outstanding common shares.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

11.	SHARE CAPITAL (Cont’d)

	b.	Stock option plan:

The Company has a fixed stock option plan. Under the Company’s Stock Option Plan (the “Plan”), the Company may grant options for up to 15,600,000 shares of common stock to directors, officers, employees or consultants of the Company and its subsidiaries. The exercise price of each option is equal to or greater than the market price of the Company’s shares on the date of grant unless otherwise permitted by applicable securities regulations. An option’s maximum term under the Plan is 10 years. Stock options are fully vested upon issuance by the Company unless the Board of Directors stipulates otherwise by Directors’ resolution.

A summary of the status of the Company’s fixed stock option plan as at October 31, 2009 and changes during the periods ended on those dates is as follows:

	Options	Weighted Average
	(000)	exercise price
Outstanding, October 31, 2006	11,550.53
Granted	775.50
Expired	(300)	.80
Exercised	(1,700)	.33
Outstanding, October 31, 2007	10,325.55
Granted	2,145	1.39
Expired	(100)	.72
Exercised	(1,440)	.70
Outstanding, October 31, 2008	10,930.85
Granted	1,345	1.00
Expired	(600)	1.14
Exercised	(1,653)	.60
Outstanding, October 31, 2009	10,022.89

Cash proceeds realized during the year ended October 31, 2009 by the Company upon the exercise of a total of 1,652,801 options by officers and directors and staff totaled $992,417 (2008: 1,440,000 options exercised for proceeds of $1,010,500).

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

11.	SHARE CAPITAL (Cont’d)

The following options have been granted in the 2008 and 2009 fiscal years:

Date	Number		Strike	Term	Recipient(s)
			price
			per share
March 2008	325,000		1.01	5 years	Directors
March 2008	20,000		1.12	5 years	Consultants
March 2008	350,000	(1)	1.20	5 years	New Director
August 2008	1,400,000	(2)	1.50	5 years	Director, officers, employees
April 2008	50,000		2.31	1 year	Consultants
Total	2,145,000

August 2009	1,345,000		1.00	5 years	Directors, officers, employees
Total	1,345,000

(1)

A total of 100,000 of the 350,000 stock options which were issued in March 2008 at a strike price of $1.20 per share included vesting provisions on a quarterly basis commencing in March 2008. The remaining 250,000 options were fully vested as of the issue date. These stock options were issued to a then director of the Company. In 2009, that director stepped down as a director and these stock options expired unexercised in August 2009.

(2)

A total of 200,000 of these options included vesting provisions only when certain performance milestones were achieved by the Company. These milestones were not achieved as of October 31, 2009 and no vesting of these 200,000 occurred to that date. The remaining 1.2 million options included vesting provisions on a quarterly basis commencing in August 2008.

The fair value of all options granted was estimated as of the date of grant using the Black Scholes option-pricing model with the following assumptions:

	2009	2008	2007
Expected dividends	-	-	-
Volatility factor	85%	86%-106%	51% - 97%
Risk free interest rate	2.54%	2%-5%	4.5% – 4.75%
Weighted average expected life	5 years	5 years	1 to 1.5 years

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

11.	SHARE CAPITAL (Cont’d)

The current stock compensation expense as reflected in the financial statements is summarized as:

Quarter Ending	Expense

January 31, 2007	1,914,774
April 30, 2007	96,945
July 31, 2007	33,914
October 31, 2007	52,873

January 31, 2008	-
April 30, 2008	637,254
July 31 2008	25,229
October 31, 2008	355,117

January 31, 2009	355,117
April 30, 2009	342,000
July 31 2009	342,000
October 31, 2009	912,452

The following table summarizes information about stock options outstanding as at October 31, 2009:

Options Outstanding				Options exercisable
		Weighted average	Weighted
		remaining	Average		Weighted
Actual exercise	Number	contractual life (in	exercise	Number	Average
price	outstanding	years)	price	Exercisable	exercise price
0.72	1,927,199	0.6 years	0.72	1,927,199	0.72
0.60	315,000	3.0 years	0.60	315,000	0.60
0.80	4,290,000	1.7 years	0.80	4,290,000	0.80
1.01	325,000	3.3 years	1.01	325,000	1.01
1.12	20,000	3.4 years	1.12	20,000	1.12
1.50	1,400,000	3.8 years	1.50	1,200,000	1.50
0.63	50,000	1.1 years	0.63	50,000	0.63
0.36	350,000	2.5 years	0.36	350,000	0.36
1.00	1,345,000	4.8 years	1.00	1,345,000	1.00
TOTAL	10,022,199		0.89	9,822,199	0.88

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

11.	SHARE CAPITAL (Cont’d)

	c.	Loss per share

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and they are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share.

	d.	Private Placements

i.

During the year ended October 31, 2008, the Company completed a series of private placement financings with a number of arms’ length investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. The Company received a total of $2,980,030 subscription proceeds and issued a total of 4,152,296 common shares.

		ii.	Common share purchase warrants were attached to several of the private placements completed during 2008 as follows:

			a)	200,000 warrants at a price of $1.17 per warrant issued on July 31, 2008.

			b)	75,000 warrants at a price of $0.95 per warrant issued on August 26, 2008.

			c)	262,128 warrants issued at a price of $1.17 per warrant on September 2, 2008.

In all cases these warrants had a term of 12 months from issue date and then expire if unexercised 12 months after issue date.

iii.

In 2009 the Company completed a series of private placement financings with arms’ length investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. The Company received proceeds from the issuance of common shares as follows:

	Units Issued	Proceeds Realized
1st Quarter	336,053	$194,465
2nd Quarter	2,777,878	1,620,397
3rd Quarter	779,604	763,980
4th Quarter	500,000	380,000
	4,393,535	$2,958,842

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

11.	SHARE CAPITAL (Cont’d)

	iv.	Common share purchase warrants were attached to several of the private placements completed during 2009 as follows:

		a)	1,153,846 warrants at a price of $0.70 per warrant issued on February 11, 2009.

		b)	1,333,333 warrants at a price of $0.75 per warrant issued on April 6, 2009.

		c)	390,624 warrants issued at a price of $1.20 per warrant on May 14, 2009.

		d)	39,062 warrants issued at a price of $1.20 per warrant on May 14, 2009.

		e)	388,980 warrants issued at a price of $1.24 per warrant on May 19, 2009.

		f)	500,000 warrants issued at a price of $0.95 per warrant on August 25, 2009.

The warrants issued on May 19, 2009 had a term of four months and expired unexercised. All other warrants issued in 2009 have a 12 month term from issue date. The 39,062 warrants issued on May 14th are broker warrants issued to the advisor who secured financing for the Company. A charge to share capital in the amount of $14,297 has been recorded in the accounts in accordance with the Black Scholes option-pricing model with respect to these broker warrants.

e.	Bridge Loans:

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

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

11.	SHARE CAPITAL (Cont’d)

ii.

In January 2008 the Company secured a 30-day bridge loan of $200,000 from an arm’s length investor. The interest rate on the bridge loan was 4%. As additional consideration, the Company issued 100,000 common share purchase warrants at a strike price of $0.60 per share. The Company recorded a non-cash expense of $23,814 with respect to these warrants, representing the estimated fair value as of the issue date. The warrants had a one year term and expired in February 2009 unexercised. The bridge loan was repaid in February 2008.

iii)	The fair value of the warrants issued with respect to the bridge loan was estimated using the Black Scholes option-pricing model with the following assumptions:

	2007	2008
	Loan	Loan
Expected dividends	-	-
Volatility factor	51% - 97%	51% - 97%
Risk-free interest rate	4.25%	4.25%
Weighted average expected life	1 year	1 year

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

11.	SHARE CAPITAL (Cont’d)

	f.	Warrants:

A summary of the outstanding common share purchase warrants as of the Company’s fiscal year-ends and the changes during the periods are as follows:

		Weighted
		average	Proceeds
	Warrants	exercise price	Realized
Issued with respect to 2004-2005 Unit private placements (i)	4,048,818	$0.40
Issued with respect to financial advisory services agreement in 2005 (ii)	800,000	$0.40
Balance outstanding at October 31, 2006	4,848,818	$0.40
Exercised in 2007 (i)	(477,500)	$0.40	$191,000
Expired in 2007 (i)	(150,000)	$0.40	-
Issued in 2007 (iii)	250,000	$0.50
Balance outstanding at October 31, 2007	4,471,318	$0.40
Exercised in 2008 (i)	(3,421,318)	$0.40	$1,368,527
(ii)	(800,000)	$0.40	nil
(iii)	(250,000)	$0.50	$125,000
Issued with respect to
2008 Unit private placement (iv)	537,128	$1.14
Issued with respect to bridge loan (v)	100,000	$0.50

Balance outstanding at October 31, 2008	637,128	$1.04
Exercised (v)	(200,000)	$1.17	$234,000
Expired (vi)	(826,108)	$1.10
Granted(vii)	3,805,845	$0.86
Balance outstanding at October 31, 2009	3,416,865	$0.82

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

11.	SHARE CAPITAL (Cont’d)

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

	(iv)	These warrants were issued with respect to the private placements referred to above in Note 11 (e) (i).

	(v)	These warrants were issued as above in Note 11 (f) (ii)).

(vi)	These warrants are the warrants issued in 2008 per Note 12 (f) (ii) and in 2009 per Note 11 (e) (iv) which were unexercised at their maturity date and expired.

(vii)	Warrants issued as per Note 11 (e) (iv).

g.	Settlement of Accounts Payable:

In June 2008 the Company settled certain accounts payable outstanding with an arm’s length research contractor. It provided cash consideration of $125,000 and 30,000 common shares valued at $59,100 to fully settle the balance due to the contractor.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

11.	SHARE CAPITAL (Cont’d)

	h.	Shares Issued Under Service Contract

In September 2008 the Company entered into a 12 month contract with an arm’s length contractor. Under the terms of the contract the Company committed to a monthly cash payment of $13,500. As additional consideration the Company agreed to issue 25,000 common shares per month for a total of 300,000 common shares over the term of the contract. The Company renegotiated the contract effective in May 2009 thereby reducing the required monthly cash payment to $7,500 and the monthly common share issuance to 12,500 shares. In total, the Company issued 250,000 common shares under the terms of the contract and recorded a non-cash expense of $225,375 reflecting the respective market price of the shares at the issue dates. The contract was not renewed in September 2009.

12.	CONTRIBUTED SURPLUS

Balance at October 31, 2006 as previously reported	$22,462,672
Reclassification to share capital relating to exercise of stock options (i)	(1,026,738)
Balance at October 31, 2006 as revised	$21,435,934
Stock compensation expense relating to stock options issued	183,732
Stock options exercised	(340,122)
Common share purchase warrants issued	85,484
Charge relating to repricing of warrants (ii)	1,326,308
Balance at October 31, 2007	$22,691,336
Stock compensation expense relating to stock options issued	1,017,600
Stock options exercised	(537,494)
Common share purchase warrants issued	354,771
Common share purchase warrants exercised	(1,411,792)
Balance at October 31, 2008	$22,114,421
Stock compensation expense relating to stock options issued	1,951,569
Stock options exercised	(573,706)
Common share purchase warrants issued	653,627
Balance at October 31, 2009	$24,145,911

(i)	The Company has restated $1,026,738 from contributed surplus to share capital as of October 31, 2006 representing the fair value of the stock options exercised in 2005-2006.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

12.	CONTRIBUTED SURPLUS (Cont’d)

The Company recorded this charge to contributed surplus with an offset to share capital reflecting the repricing of the warrants relating to the 2004-2005 Unit private placements described above.

The Company has calculated the charges to contributed surplus as presented above using the Black Scholes option pricing model.

The components of contributed surplus as reported at October 31st include:

		2009	2008

a.	Amount relating to loan forgiveness at inception of the Company	$544,891	$544,891
b.	Stock options compensation related	22,507,138	21,129,275
c.	Common share purchase warrants	1,093,882	440,255
		$24,145,911	$22,114,421

13.	INCOME TAXES

a.

The Company has non-capital losses of approximately $13.5 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. As of October 31, 2009 the tax losses expire as follows:

	Canada	Other Foreign	Total
2010	1,178,000	-	1,178000
2014	943,000	-	943,000
2015	2,968,000	-	2,968,000
2026	2,221,000	-	2,221,000
2027	1,867,000	-	1,867,000
2028	-	48,000	48,000
2029	2,569,000	1,740,000	4,309,000
	$11,746,000	$1,788,000	$13,534,000

In addition the Company has available capital loss carry forwards of approximately $1.6 million to reduce future taxable capital gains, the benefit of which has not been recognized in these consolidated financial statements. These losses carry forward indefinitely.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

13.	INCOME TAXES (Cont’d)

b.

Future income taxes reflect the net tax effect of temporary differences between carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax assets and liabilities are as follows:

	10/31/09	10/31/08	10/31/07
Unused non-capital losses	$3,925,000	$3,255,780	$4,375,299
Valuation allowance	(3,925,000)	(3,255,780)	(4,375,299)
	$-	$-	$-

c.	The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is as follows:

	10/31/09	10/31/08	10/31/07
Consolidated accounting loss before income taxes	(4,310,939)	(5,416,725)	(2,811,378)
Add non-deductible items	2,024,058	1,067,414	440,463
Loss for tax purposes	(2,286,881)	(4,349,311)	(2,370,915)
Statutory rates	33%	33%	36%
Expected tax recovery	757,000	1,435,273	853,529
Tax benefit not recognized	(757,000)	(1,435,273)	(853,529)
	-	-	-

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

14.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS

	a.	Chairman:

On May 29, 2005, the Company entered into a new employment agreement with the Chairman for a period from January 1, 2005 through September 30, 2009. During the year, the Company extended the agreement to December 31, 2010. Under the terms of the agreement, the Chairman has been retained to provide certain management services to the Company. The Company has agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over year basis commencing as of December 31, 2005 subject to a minimum annual compensation amount of $150,000 Canadian funds ($138,645 U.S. funds at year-end exchange rate). At the Company’s option it can pay cash or issue common shares as compensation providing that the cumulative maximum number of shares that it can issue under the agreement is two million common shares. The Company determined that the compensation expense in fiscal 2009 was $150,000 Canadian funds ($129,149 U.S. funds at average exchange rates) under this agreement (2008: $501,278 Canadian funds or $416,171 U.S. funds).

In 2009 the Chairman was awarded a total of 150,000 common stock options at a strike price of $1.00 per common share (2008 and 2007: no options were awarded).

The total compensation paid to the Chairman during the year is summarized as follows:

	Cash Compensation	Stock Option Expense
2009	$129,149	$101,760
2008	416,171	-
2007	309,232	-

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

14.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS (Cont’d)

	b.	Management and consulting fees:

Included in professional fees as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers and directors of the Company. The total compensation paid to such parties during the fiscal years ending October 31, 2007 - 2009 is as follows:

	Cash Compensation	Stock Option Expense
2009	$ 625,576	$ 407,040
2008	$ 825,748	$ 637,835
2007	$ 563,000	$ 105,000

The above-noted compensation has been included in the Consolidated Statement of Operations, and Deficit under the caption Professional, Other fees and Salaries, which total amount reported includes:

	2009	2008	2007
Professional and other fees	$845,533	$2,021,786	$1,250,984
Salaries and wages	443,858	241,571	111,109
Stock compensation expense	1,951,569	1,041,414	269,216
	$3,240,960	$3,304,771	$1,631,309

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

14.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS (Cont’d)

	c.	Cost sharing agreements:

The Company has entered into cost sharing arrangements with companies where certain senior officers and directors exercise significant influence. These transactions, which were measured at the exchange amount on the date of the transaction, relate to salaries, rent and other expenses.

The net expenses reported by the Company in these expense categories are summarized as follows:

	Rent	Salaries	Other	Total
2009	$17,177	$289,897	$11,541	$318,615
2008	30,000	242,000	1,000	273,000
2007	20,000	121,000	3,000	144,000

In 2009 the gross amount of these expenses was $425,560 and the Company re-billed $106,945 of these costs to these related companies. At October 31, 2009 the Company reports $157,774 of balances due from such parties for these expenses and has reserved $140,674 due to uncertainty of collection.

15.	COMMITMENTS

	a.	License Agreement:

In June 2005, the Company signed a license agreement (“the License Agreement”) with the University of Toronto (“UofT”) and the Ontario Centres of Excellence (including MMO and CITO) (collectively “OCE”) whereby:

		•	OCE released the Company and the University from the commercialization obligations set forth in all prior research collaboration agreements.

		•	The Company acquired exclusive worldwide rights to the technology and patent rights related to the MRAM technology developed at the UofT.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

15.	COMMITMENTS (Cont’d)

	•	The Company has agreed to royalties and payments under the terms of the License Agreement as follows:

In consideration for the rights and licenses granted, the Company has agreed to pay to the UofT:

		i.	4% of net sales until such time as the UofT has received from the Company an aggregate amount of five hundred thousand Canadian dollars (CDN$500,000);

		ii.	1% of net sales thereafter.

	•	If the Company sublicenses any rights granted herein to any non-affiliate:

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

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

15.	COMMITMENTS (Cont’d)

•

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

The Company has operating lease commitments which expire in 2010 in respect of its head office. The future minimum annual lease payments in 2010 are approximately $113,000.

c.	Employment and Consulting Contracts:

The Company has entered into an employment agreement with the Chairman through December 31, 2010 as outlined in Note 14 (a) which stipulates an annual minimum obligation of $150,000 Canadian funds ($129,149 U.S. at average exchange rates). The Company reported $129,149 of cash compensation with respect to this employment agreement in 2009.

In May 2008, the Company entered into agreements with the President, the Chief Financial Officer and the President of the Company’s subsidiary, MAST. These agreements stipulated cash compensation obligations as below:

Remaining
Individual	Term	Annual Obligation
President	6 months	$76,000 Canadian Funds
Chief Financial Officer	6 months	$75,000 Canadian Funds
President – MAST	19 months	$323,000

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

15.	COMMITMENTS (Cont’d)

	d.	Short-term contracts:

The Company has entered into short-term consulting contracts as follows:

		i.	Strategic Solutions, a U.S.-based engineering consulting firm, whereby it has committed to monthly payments of approximately $46,000; this contract expired in December 2008.

ii.

DAL, a U.S.-based design/consulting firm (whose major shareholder is a director of the Company) whereby it has committed to monthly payments of approximately $38,000; this contract expired in December 2008. DAL continues to invoice the Company for services rendered on a project-by-project basis.

	e.	Supplier Commitments:

In 2008, the Company entered into an agreement with a supplier which provides industrial foundry services whereby the Company has committed to pay up to $1 million for production services to be provided through 2009. The Company paid $370,000 to this supplier in 2008, and an additional $400,000 in 2009 under the terms of this agreement. No additional expenditure under the terms of this agreement are currently contemplated. In January 2009, the Company received $250,000 of insurance proceeds with respect to a shipment of sample prototype boards that were damaged in transit from the supplier to a sub-contractor. These proceeds have been recorded in the accounts as a reduction of development costs capitalized in 2009.

In July 2009, the Company executed a purchase order for approximately $1 million of services to be provided by a supplier between July 2009 – April 2010. At October 31, 2009, the Company has paid a total of $131,000 to the supplier and reflects $274,000 in outstanding accounts payable in respect of these working arrangements.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

16.	CONTINGENCIES

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

17.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

	a.	Fair values

The fair values for all financial assets and financial liabilities approximate their carrying values due to their short-term nature.

	b.	Foreign currency balances

The consolidated financial statements include balances that are denominated in Canadian dollars as follows:

	2009	2008
Cash and cash equivalents	$90,307	$22,066
Deposits and other receivables	83,486	122,447
Accounts payable and accrued liabilities	450,342	923,367

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

17.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont’d)

	c.	Financial Risk Management

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including foreign exchange risk and interest rate risk) and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. Risk management is carried out under policies approved by the Board of Directors. Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

Market Risk:

		i.	Foreign Exchange Risk:

The Company currently incurs expenses in Canadian dollars. The total monetary financial instruments are in net liabilities position. The management monitors the Canadian net liability position on a periodic basis throughout the course of the year and adjusts the total net monetary liability balance accordingly.

A 10% strengthening of the US dollars against Canadian dollars would have increased the net equity by $20,565 (2008 – $70,805) due to a reduction in the value of net liability balance. A 10% of weakening of the US dollar against Canadian dollar at October 31, 2009 would have had the equal but opposite effect.

		ii.	Interest Rate Risk:

Cash flow interest rate risk is the risk that the future cash flow of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s cash and cash equivalents, and promissory note receivable earn interest at market rates. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest may have an impact on the Company’s results of operations.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

17.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont’d)

Liquidity Risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.

The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures.

Credit Risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalents, deposit and other receivables. The carrying amount of financial assets represents maximum credit exposure.

As at October 31, 2009, the Company reports a working capital deficiency of $650,044 and has certain financial commitments (Note 15), the majority of which are due within one year. It must continue to raise financing in order to meet its current obligations.

18.	RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“CANADIAN GAAP”) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”)

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP which, in the case of the Company, conforms in all material respects with U.S. GAAP except for the accounting for development costs and prior valuations of Unit private placements. These are discussed below:

a.	Development costs:

Under U.S. GAAP, all development costs are expensed as incurred. Under Canadian GAAP, development costs that meet criteria for deferral are capitalized.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

18.	RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“CANADIAN GAAP”) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) (Cont’d)

	b.	Valuation of Unit private placements:

During the year ended October 31, 2009, the Company, for Canadian GAAP purposes, started estimating the value of common shares and the warrants included in the Unit private placement financings using relative fair value method. It assigned a value to the warrants which formed part of these Unit private placements calculated in accordance with the Black Scholes option pricing model.

Under U.S. GAAP, the valuation of the shares and warrants have always been determined using the relative fair value approach. The above difference has no effect on aggregate shareholders’ equity.

	c.	Subsequent events

The Company has evaluated subsequent events from the end of the most recent fiscal year through February 17, 2010, the date the consolidated financial statements were issued.

	d.	A reconciliation between Canadian and U.S. GAAP in these financial statements is as follows:

Balance sheet		2009			2008
	Balance		Balance	Balance		Balance
	Camadian			Candian
	GAAP	Adjustment	U.S. GAAP	GAAP	Adjustment	U.S. GAAP

Current assets	$389,596	$-	$389,596	$604,146	$-	$604,146
Property and equipment	24,422	-	24,422	26,321	-	26,321
Deferred development costs	2,000,611	(2,000,611)	-	-	-	-
Patents	147,850	-	147,850	-	-	-
	$2,562,479	$(2,000,611)	$561,868	$630,467	$-	$630,467

Accounts payable and accrued liabilities	1,039,640	-	1,039,640	942,225	-	942,225

Share capital	48,494,180	(400,659)	48,093,521	44,380,134	(463,194)	43,916,940
Contributed surplus	24,145,911	400,659	24,546,570	22,114,421	463,194	22,577,615
Deficit	(71,117,252)	(2,000,611)	(73,117,863)	(66,806,313)	-	(66,806,313)
	$2,562,479	$(2,000,611)	$561,868	$630,467	$-	$630,467

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

18.	RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“CANADIAN GAAP”) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) (Cont’d)

Loss for the years	2009	2008	2007

Net loss for the year - Canadian GAAP	$(4,310,939)	$(5,416,725)	$(2,811,378)
Development cost expensed per U.S. GAAP	(2,000,611)	-	-
Net loss for the year year - U.S. GAAP	$(6,311,550)	$(5,416,725)	$(2,811,378)
Loss per share - basic and dilluted under U.S. GAAP	(0.07)	(0.07)	(0.04)

Cash flows	2009	2008	2007
Cash flow from operating activities per Canadian GAAP	$(2,231,838)	$(5,088,164)	$(1,621,357)
Expenditure of development costs per U.S. GAAP	(2,000,611)	-	-
Cash flow from operating activities per U.S. GAAP	$(4,232,449)	$(5,088,164)	$(1,621,357)

Cash flow from investing activities per Canadian GAAP	$(2,158,129)	$(31,531)	$-
Expenditure of development costs per U.S. GAAP	2,000,611	-	-
Cash flow from investing activities per U.S. GAAP	$(157,518)	$(31,531)	$-

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

18.	RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“CANADIAN GAAP”) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) (Cont’d)

	e.	Adoption of new accounting polices

In May 2009 the Financial Accounting Standard Board (“FASB”) issued an accounting pronouncement establishing general standards of accounting for and disclosure of subsequent events, which are events occurring after the balance sheet date the financial statements are issued or available to be issued. In particular, the pronouncement requires entities to recognize in the financial statements the effect of all subsequent events that provide additional evidence of conditions that existed at the balance sheet date, including the estimates inherent in the financial preparations process. Entities may not recognize the impact of subsequent events that provide evidence about conditions that did not exist at the balance sheet date but arose after that date. The pronouncement also requires entities to disclose the date through which subsequent events have been evaluated. The pronouncement was effective for interim and annual reporting periods ending after June 15, 2009. The Company adopted the provisions of the pronouncement, as required, and adoptions did not have a material effect on the Company’s consolidated financial statements taken as a whole.

In June 2009 the FASB issued an accounting pronouncement that will be the single source of authoritative non-governmental U.S. GAAP. Rules and interpretative releases of the SEC under authority on federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. This pronouncement is effective for interim and annual periods ending after September 2009. All existing accounting standards are superseded as described in this pronouncement. All other accounting literature not included in this codification is non- authoritative. The adoption of this pronouncement has not had a material impact on the preparation of the Company’s consolidated financial statements.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

18.	RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“CANADIAN GAAP”) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) (Cont’d)

f.	Accounting for uncertainty in income taxes

FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”), clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of tax positions under FIN 48 is a two-step process, whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the related tax authority. The Company has not adopted FIN 48 for Canadian GAAP purposes. Based on the Company’s assessment, the adoption of FIN 48 would not have a significant impact on the Company’s financial statements for purposes of reconciling Canadian GAAP to U.S. GAAP.

19.	SEGMENTED INFORMATION

There is one operating segment of the business being the development and commercialization efforts with respect to the Company's proprietary memory and sensor application. There is one predominant market segment being the North American market for such technology.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

20.	SUBSEQUENT EVENTS

The following subsequent events are noted as of February 17, 2010:

a)

The Company raised an additional $1,243,045 through Unit private placements and issued 2,448,720 Units. Each Unit consists of one common share and one share purchase warrant. Of this total, the Chairman of the Company subscribed for 341,000 Units at a Unit price of $0.44 per Unit and the Company realized proceeds of $150,000.

b)

The Company extended by 12 months to November 2010, the expiry date on 100,000 common stock options held by an independent director. The exercise price of the options remained at $0.60 per share, approximating the market price on the extension date.

21.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's financial statement presentation.

***************************************

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

Exhibit No. 4.2	Employment Agreement by and between Micromem Technologies and Joseph Fuda dated May 28, 2008 (Incorporated by reference to the Company’s Form 20-F filed with the Commission on February 24, 2009).

Exhibit No. 4.3	Employment Agreement by and between Micromem Technologies and Dan Amadori dated May 28, 2008 (Incorporated by reference to the Company’s Form 20-F filed with the Commission on February 24, 2009).

Exhibit No. 4.4	Employment Agreement by and between Micromem Technologies and Steven Van Fleet dated May 28, 2008 (Incorporated by reference to the Company’s Form 20-F filed with the Commission on February 24, 2009).

Exhibit No. 4.5	Agreement with Investor Relations Group dated September 1, 2008 (Incorporated by reference to the Company’s Form 20-F filed with the Commission on February 24, 2009).

Exhibit No. 4.6	Agreement with Dreifus Associates Limited (DAL) dated June 1, 2008 (Incorporated by reference to the Company’s Form 20-F filed with the Commission on February 24, 2009).

Exhibit No. 4.7	Unotron Promissory Note dated August 1, 2009 (filed herewith).

Exhibit No. 4.8	Agreement with LifeMed Technologies Inc. (filed herewith).

Exhibit No. 8.1	List of Subsidiaries (filed herewith)

Exhibit No. 12.1	Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 12.2	Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 13.1	Officer's Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 13.2	Officer's Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 14.1	Letter from Schwartz Levitsky Feldman LLP to the Securities and Exchange Commission. (filed herewith)

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

MICROMEM TECHNOLOGIES INC.

By:	/s/ Joseph Fuda
Name:	Joseph Fuda
Title:	Chief Executive Officer

By:	/s/ Dan Amadori
Name:	Dan Amadori
Title:	Chief Financial Officer

Dated: February 26, 2010