Form 20-F/A
period 2009-10-31
MICROMEM TECHNOLOGIES INC
filed 2011-02-25
CIK 1085921

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
89,383,003 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act: Yes __ No X

If this report is an annual or transition report, indicate by check mark if the registration is not required to file a report pursuant to section 13 or 15 of the Securities Exchange Act of 1934: Yes __ No X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes X  No __

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerator filer” in Rule 12b-2 of the Exchange Act:

Large Accelerated Filer __	Accelerated Filer X	Non-Accelerated Filer __

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ______	International Financial Reporting Standards as issued by the International Accounting Standards Board ______	Other X

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow: Item 17 X   Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes __ No X

PART I

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

Selected balance sheet information

	2009	2008	2007	2006	2005
Working capital (deficiency)	$(650,044)	$(338,079)	$(1,531,855)	$(448,923)	$(74,831)
Capital Assets	24,442	26,321	-	-	-
Total Assets	2,562,479	630,467	329,232	465,440	728,375
Capital Stock	48,494,180	44,380,134	37,166,397	36,693,353	34,305,087
Shareholders' equity (deficiency)	1,522,839	(311,758)	(1,531,855)	(448,923)	(74,831)

Selected statement of operations and deficit information

	2009	2008	2007	2006	2005
Interest and other income	$88,047	$11,762	$2,586	$9,930	$8,703
Research and development expenses	13,880	1,063,508	682,331	368,969	362,141
General and administrative and other expenses	2,433,537	3,323,565	1,862,417	1,640,581	1,960,303
Stock compensation expense	1,951,569	1,041,414	269,216	2,058,560	1,721,742
Loss before income taxes	(4,310,939)	(5,416,725)	(2,811,378)	(4,058,180)	(4,035,483)
Provision for income taxes (recovery)	-	-	-	-	-
Net loss	(4,310,939)	(5,416,725)	(2,811,378)	(4,058,180)	(4,035,483)
Loss per share-basic and diluted	0.05	0.07	0.04	0.06	0.07
Weighted average number of basic and diluted shares	86,400,439	78,012,115	70,685,153	66,709,353	62,155,234
Dividends	-	-	-	-	-

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

A.     Operating Results

The following table sets forth certain selected financial information of our Company:

Selected statement of operations and deficit information

(all amounts in United States dollars)

	2009	2008	2007	2006	2005
Interest and other income	$88,047	$11,762	$2,586	$(9,930)	$(8,703)
Loss for the year	4,310,939	5,416,725	2,811,378	4,058,180	4,035,483
Loss per share-basic and diluted	0.05	0.07	0.04	0.06	0.07

Selected balance sheet information

(all amounts in United States dollars)

	2009	2008	2007	2006	2005
Working capital (deficiency)	$(650,044)	$(338,079)	$(1,531,855)	$(448,923)	$(74,831)
Property and equipment	24,422	26,321	-	-	-
Total Assets	2,562,479	630,467	329,232	465,440	728,375
Shareholders’ equity (deficiency)	1,522,839	(311,758)	(1,531,855)	(448,923)	(74,831)

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

Commitments
Summary of commitments:	Date executed:
A. Research collaboration agreements (1) Revised Licensed Agreement – University of Toronto	June 2005

B. Operating Leases	2007 – 2010

C. Consulting and Employment Contracts (1) Chairman of the Board of Directors (2) President (3) President, MAST INC. (4) CFO	May 29, 2005 May 18, 2007 May 18, 2007 May 18, 2007

D. Other Commitments (1) Foundry services (2) Technical design services	September 2008 July 2009

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

F. Tabular Disclosure of Contractual Obligations

A summary of our financial commitments as of October 31, 2009 is as below:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long term debt obligations	-	-	-	-	-

Capital Lease obligations	-	-	-	-	-

Operating lease obligations	113,000	113,000	-	-	-

Purchase obligations	-	-	-	-	-

Management agreements • Chairman • CFO • President • President MAST INC.	150,000 75,000 76,000 323,000	150,000 75,000 76,000 204,000	- - - 119,000	- -	- -

All other	1,160,000	1,160,000	-	-	-
Total:	1,778,000	1,778 ,000	-	-	-

Transactions With Related Parties, Directors & Officers

The Company has paid cash and non-cash compensation to its officers and directors during the 2009 and 2008 fiscal years as follows:

		Cash	Non-Cash
		Compensation	Compensation
Chairman	2009	$129,149	$101,760
	2008	416,171	-
			-
Officers and Directors	2009	$625,576	407,040
	2008	825,748	637,835

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and Executive Officers

The Directors and Executive Officers of Micromem as at October 31, 2009 are set forth below:

Name	Age	Position

Salvatore Fuda	74	Chairman of the Board of Directors
Joseph Fuda	49	President, Chief Executive Officer and Director
Dan Amadori	58	Chief Financial Officer
Steven Van Fleet	55	Director and President of MAST, Inc.
Andrew Brandt	71	Director
David Sharpless	59	Director
Larry Blue	53	Director
Oliver Nepomuceno	41	Director

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

B.     Compensation

	Annual Compensation			Long-Term Compensation
Name and Principal Position				Awards		Payouts
	Year	Salary (US$)	Bonus (US$)	Other Annual Compen sation (US$)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)	All other Compensation ($)
Joseph Fuda Chief Executive Officer	2009 2008	160,266 131,000	-	-	150,000[6] 100,000 [1]	-	-	-
Salvatore Fuda, Chairman of the Board of Directors Former Chief Executive Officer and President	2009 2008	129,149 461,944	- -	- -	150,000[6] -	- -	- -	- -
Andrew Brandt Director	2009 2008	- -	- -	- -	110,000[6] 85,000 [1]	- -	- -	- -
David Sharpless Director	2009 2008	- -	- -	- -	110,000 [6] 75,000 [2] 85,000 [1]	- - -	- - -	- - -
Steven Van Fleet Director	2009 2008	181,375 140,728	- -	- -	150,000 [6] 100,000 [2] 500,000 [1]	- - -	- - -	- - -

Dan Amadori Chief Financial Officer [6]	2009 2008	154,785 120,316	- -	- -	150,000[6] 100,000[1]	- -	- -	- -
Cynthia Kuper Chief Technology Officer	2008	97,000	-	-	-	-	-	-
Larry Blue Director	2009 2008	- -	- -	- -	110,000[6] 75,000[2] 85,000[1]	- - -	- - -	- - -
Henry Dreifus Director	2009 2008	351,096 300,115[5]	- -	- -	- 350,000[3] 200,000[4]	- -	- -	- -

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

9.

In August 2008, the Company entered into a working agreement with BAE Systems whereby the Company agreed to commit up to $1 million of funding to BAE-led development work on its sensor technology. The Company retains exclusive ownership of any intellectual property that is developed in this initiative.

In addition to the aforementioned material contracts the Company cites several other business dealings which the Company has undertaken to further validate its technology and which it believes hold future potential:

(a)

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

(b)

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

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.     CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, referred to herein as the “Exchange Act”) as of October 31, 2009. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in our reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Exchange Act Rule 13a-15(e) also states that disclosure controls and procedures are designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulate and communicated to the issuer’s management, including its principal executive and principal financial officers, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Based on management’s evaluation in 2009 our Chief Executive Officer and Chief Financial Officer concluded that, as of October 31, 2009 our disclosure controls and procedures were not effective. A material weakness in our internal control systems was identified by our auditors in their attestation report dated February 17, 2010 as discussed below.

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

Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of Micromem’s internal control over financial reporting as of October 31, 2009. In making this assessment, they used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment the Chief Executive Officer and Chief Financial Officer have concluded that, as of October 31, 2009, our internal control over financial reporting was not effective with respect to its procedures to effect the timely and complete close of its year-end financial statements which resulted in a series of journal entries posted to finalize the financial statements over the course of our year-end audit.

The Attestation Report dated February 17, 2010 submitted by the independent accountants cited one material weakness. The Report is set forth in “Item 17 – Financial Statements” and this is discussed below along with management’s comments on compensatory procedures that it has in plan to mitigate the risks associated with this material weakness:

Material Weakness:

In 2009, the Company identified a material weakness in certain of its procedures to affect the timely and complete close of its year-end financial statements. A series of journal entries over the course of the audit were posted to finalize the financial statements. This matter was also identified as a material weakness in 2008.

Management’s Response:

The Company’s Audit Committee met on a regular basis during the 2009 fiscal year and met at each quarter-end for the purpose of approving the quarterly financial statements. In each case, the quarterly financial statements were reviewed in light of the Company’s current business initiatives and in accordance with required US & Canadian generally accepted accounting principles. Management acknowledges that a more rigorous assessment and process of determining and evaluating required adjustments on a quarterly basis is required, perhaps in conjunction with our external accountants, to ensure that any potential adjustments are addressed on a timely basis. However, this matter was not corrected in 2009 and remained a material weakness as of October 31, 2009.

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

Management has considered these material weaknesses and introduced changes to its procedures and controls in 2009. The material weaknesses cited in the 2008 Attestation Report and the procedures which management adopted in 2009 are discussed below:

i.

In 2008, the first material weakness cited by our independent accountants was that the Company did not have a formal schedule of authority for approval of various expenditures based on the nature of the transaction. Our independent accountants suggested that we create a formal schedule of authority providing financial and non-financial limits and listing all individuals of authority to approve the transactions in contract management, travel and entertainment, purchases, payables, payments, investments, cash management and sales receipts and receivables. In 2009, we assigned individuals on our staff to address all of these issues, we made a number of changes in our authorities schedule and senior management played a more proactive role in reviewing and approving these transactions.

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

iii.

In 2008, the third material weakness cited by the independent accountants was that the Company’s procedures to effect the timely and complete close of its year-end financial statements prior to commencement of the year-end external audit. A series of journal entries over the course of the audit were posted to finalize the financial statements. The risk cited was that there could be reporting errors that could be undetected by management. In 2009, senior management, working with the accounting staff, conducted more extensive and in-depth reviews of our reporting package on a quarterly basis and conducted a more extensive review of our year-end internal reporting package prior to commencement of the audit. Nonetheless during the audit of our financial statements at October 31, 2009, this issue remained as a material weakness in 2009 as described above.

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

Item 16C.     Principal Accountant Fees and Services

In May 2009 the Audit Committee of the Board of Directors dismissed Schwartz Levitsky Feldman LLP as our independent auditors and engaged Collins Barrow Toronto LLP as our independent auditors.

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

Item 16F.     Change in Registrants Certifying Accountant

On June 30, 2009 Schwartz Levitsky Feldman LLP (“SLF”) was dismissed as our independent auditors for the Company. On June 30, 2009, the Company engaged Collins Barrow LLP (“Collins Barrow”) as its principal independent accountant. This decision to dismiss SLF and to engage Collins Barrow was approved by the Audit Committee.

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

For the fiscal years ended October 31, 2008 and 2007, and for the subsequent interim period through June 30, 2009 there were no reportable events as described in Item 16F(a)(1)(v). The Company requested that SLF furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter is filed as an Exhibit to this Form 20-F.

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

Exhibit No. 4.2	Employment Agreement by and between Micromem Technologies and Joseph Fuda dated May 28, 2008 (Incorporated by reference to the Company’s Form 20-F filed with the Commission on February 24, 2009).
Exhibit No. 4.3	Employment Agreement by and between Micromem Technologies and Dan Amadori dated May 28, 2008 (Incorporated by reference to the Company’s Form 20-F filed with the Commission on February 24, 2009).
Exhibit No. 4.4	Employment Agreement by and between Micromem Technologies and Steven Van Fleet dated May 28, 2008 (Incorporated by reference to the Company’s Form 20-F filed with the Commission on February 24, 2009).
Exhibit No. 4.5	Agreement with Investor Relations Group dated September 1, 2008 (Incorporated by reference to the Company’s Form 20-F filed with the Commission on February 24, 2009).
Exhibit No. 4.6	Agreement with Dreifus Associates Limited (DAL) dated June 1, 2008 (Incorporated by reference to the Company’s Form 20-F filed with the Commission on February 24, 2009).
Exhibit No. 4.7	Unotron Promissory Note dated August 1, 2009 (previously filed).
Exhibit No. 4.8	Agreement with LifeMed Technologies Inc. (previously filed).
Exhibit No. 4.9	Unotron Manufacturing Agreement dated April 2009 (filed herewith).
Exhibit No. 8.1	List of Subsidiaries (previously filed)
Exhibit No. 12.1	Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002 (filed herewith).
Exhibit No. 12.2	Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002 (filed herewith).
Exhibit No. 13.1	Officer's Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002 (filed herewith).
Exhibit No. 13.2	Officer's Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002 (filed herewith).
Exhibit No. 14.1	Letter from Schwartz Levitsky Feldman LLP to the Securities and Exchange Commission (filed herewith).

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F/A on its behalf.

MICROMEM TECHNOLOGIES INC.

By:	/s/ Joseph Fuda
Name:	Joseph Fuda
Title:	Chief Executive Officer

By:	/s/ Dan Amadori
Name:	Dan Amadori
Title:	Chief Financial Officer

Dated: February 25, 2011