Form 20-F
period 2010-10-31
MICROMEM TECHNOLOGIES INC
filed 2011-02-28
CIK 1085921

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________

FORM 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
or
[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For The Fiscal Year Ended October 31, 2010
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

95,324,511 Common Shares

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

Large Accelerated Filer ___	Accelerated Filer ____	Non-Accelerated Filer X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board _____	Other X

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 X Item 18 __

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes __ No X

TABLE OF CONTENTS

Part I

Part II

Part III

Item 17.	Financial Statements	45
Item 18	Financial Statements	45
Item 19.	Exhibits	45
Signatures		47

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

ITEM 1.            IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2.            OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.            KEY INFORMATION

A.           Selected Financial Data

The following table sets forth our selected consolidated financial data in United States dollars as of and for each of the five fiscal years ended October 31, 2010, 2009, 2008, 2007 and 2006. The selected consolidated financial data has been derived from our audited consolidated financial statements. All information contained in the following table should be read in conjunction with our audited consolidated audited financial statements and the notes thereto in “Item 17-Financial Statements” and "Item 5 - Operating and Financial Review and Prospects”, included elsewhere in this Annual Report on Form 20-F.

Selected balance sheet information
(all amounts in U.S. dollars)

	2010	2009	2008	2007	2006
Working capital (deficiency)	($1,459,460)	($650,044)	($338,079)	($1,531,855)	($448,923)
Capital Assets	16,686	24,442	26,321	-	-
Total Assets	568,336	2,562,479	630,467	329,232	465,440
Capital Stock	50,102,699	48,494,180	44,380,134	37,166,397	36,693,353
Shareholders' equity (deficiency)	(1,019,226)	1,522,839	(311,758)	(1,531,855)	(448,923)

Selected statement of operations and deficit information
(all amounts in U.S. dollars)

	2010	2009	2008	2007	2006
Interest and other income	$22,886	$88,047	$11,762	$2,586	$9,930
Research and development expenses	(106,007)	13,880	1,063,508	682,331	368,969
General and administrative and other expenses	4,676,322	2,433,537	3,323,565	1,862,417	1,640,581
Stock compensation expense	95,038	1,951,569	1,041,414	269,216	2,058,560
Loss before income taxes	(4,665,353)	(4,310,939)	(5,416,725)	(2,811,378)	(4,058,180)
Provision for income taxes (recovery)	9,508	-	-	-	-
Net loss	(4,674,861)	(4,310,939)	(5,416,725)	(2,811,378)	(4,058,180)
Loss per share-basic and diluted	0.05	0.05	0.07	0.04	0.06
Weighted average number of basic and diluted shares	92,225,645	86,400,439	78,012,115	70,685,153	66,709,353
Dividends	-	-	-	-	-

Reconciliation between Canadian GAAP and U.S. GAAP:

Our consolidated financial statements for the period have been prepared in accordance with Canadian GAAP which, in our case conforms in all material respects with U.S. GAAP except for how the Company has accounted for development expenditures reported in the fiscal years ended October 31, 2009 and 2010 and the allocation of Unit private placement proceeds using the relative fair value method of accounting for the fiscal years through to October 31, 2008.

Under U.S. GAAP all development expenditures are expensed as incurred. In 2010, the Company has capitalized $221,521 of development costs under Canadian GAAP (2009: $2,000,611).

Until October 31, 2008, for all Unit private placement financings completed, the Company assigned 100% of the proceeds from these financings to the common shares and a nil value to the attached warrants. In the fiscal year ended October 31, 2009, the Company changed the estimates that it used to value the common shares and warrants included in the Unit private placement financings which it completed in the fiscal year then ended. It assigned the value to the warrants which formed part of these Unit private placements calculated in accordance with the Black Scholes option-pricing model. Under U.S. GAAP, using standards which are analogous, the valuation of the shares and warrants would be determined using the relative fair value approach. There is no change in aggregate shareholders’ equity. A reconciliation between Canadian and U.S. GAAP has been provided in the footnotes to the 2010 audited financial statements.

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

	2010	2009	2008	2007	2006
High for period	1.0188	1.3000	1.1848	1.1853	0.9134
Low for period	1.0136	1.0292	0.9671	0.9499	0.8349
End of period	1.0202	1.0456	1.2165	0.9499	0.8907
Average for period	1.0162	1.1420	1.0269	1.1003	0.8782

The following table sets forth, for each period indicated, the high and low exchange rates for United States dollars expressed in Canadian dollars on the last day of each month during such period, based on the Noon Buying Rate.

	November	December	January	February	March	April
	2009	2009	2010	2010	2010	2010
High	1.0574	1.0466	1.0653	1.0526	1.0156	1.0116
Low	1.0574	1.0466	1.0650	1.0421	1.0156	1.0116

	May	June	July	August	September	October
	2010	2010	2010	2010	2010	2010
High	1.0462	1.0606	1.029	1.0639	1.0298	0.0188
Low	1.0462	1.0606	1.029	1.0639	1.0298	1.0136

On February 24, 2011 the noon buying rate for one Canadian dollar, as quoted by the Bank of Canada, was CDN $1.0161 = U.S. $1.00.

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

At October 31, 2010 we had $26,039 cash on hand and our current monthly cash expenses were approximately $200,000. Our working capital deficiency is $1,459,460 at October 31, 2010. Subsequent to October 31, 2010, through to the date of the filing of this annual report, we have raised an additional $503,140 through private placement financings.

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

We currently have no operating revenue.

At October 31, 2010 we have no revenues and there is no certainty that we will generate revenues in the near future. If we fail to enter into license agreements or if we do not obtain purchase orders from potential customers, we will have no revenues. If we enter into such agreements the amount of the revenues we receive will depend on the terms we are able to get from each licensee and the ability of each licensee to compete in their particular market.

Our magnetic sensor technology is under development.

We continue to develop prototypes of our magnetic sensor technology in 2010 working with our industrial foundry partners, our technical advisors, and our strategic development partners. We are pursuing joint development agreements with potential strategic partners with the expectation that we will jointly develop sensor applications for use by these potential strategic partners.

There is no certainty that these current initiatives will result in revenues and cash flow to the Company in the future.

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

In their Attestation Report dated February 14, 2011, our auditors concluded that there were no material weaknesses in our internal controls over financial reporting. In the 2010 fiscal year we made a concerted effort to address the material weakness that our auditors had identified in their 2009 Attestation Report dated February 17, 2010 (the “2009 Report”). These efforts included a formalized quarterly review signoff procedure with our Audit Committee and quarterly discussions with our external auditors. We also assigned one of our staff with full responsibility for the monitoring and testing of our internal accounting controls over financial reporting.

In their 2009 Report, our auditors identified one material weakness in our internal controls over financial reporting. This material weakness and management’s response is described in Item 15 of our 2009 Annual Report on Form 20-F. In the 2009 fiscal year we devoted more internal resources to the measurement and assessment of our internal accounting controls. We appointed one of our senior accounting staff, supervised by our Chief Financial Officer and our Audit Committee, to organize this initiative and provided certain training to assist that individual with her responsibilities. We designed our testing to assess all perceived higher risk areas and completed our testing of the internal controls and procedures in all of these areas over a five month period through September 2009.

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

We depend on key personnel.

Our senior managers and employees are Salvatore Fuda, who serves as the Chairman of the Board of Directors; Joseph Fuda, who serves as our Chief Executive Officer; Steven Van Fleet, who has primary responsibility for business development and who serves as President of our wholly-owned subsidiary, MAST Inc., and Dan Amadori, who serves as our Chief Financial Officer. We have engaged the services of several engineering/technical consulting firms, to assist in converting our development efforts to commercialization. We have also previously engaged Dreifus Associates Ltd., (“DAL”) a technical and intellectual property consulting firm whose major shareholder, Henry Dreifus, served as a director of Micromem between March 2008 and June 2009. Our success depends on our ability to retain certain of our senior management and key technical personnel and our ability to attract and retain additional highly skilled personnel in the future.

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

Research and Development Efforts

The Board of Directors formed a Technical Advisory Committee in mid 2007 consisting of Larry Blue and Steve Van Fleet, two of its Directors and both of whom have substantial industry experience and careers in related technology. To round out the Technical Advisory Committee, the Company recruited Mr. Henry Dreifus of Dreifus Associates Limited (“DAL”) of Orlando, Florida.

The Technical Advisory Committee took the leadership role in the Company's technical developments commencing in September, 2007. At the time, with ongoing assistance provided by Strategic Solutions, the Company engaged Global Communications Semiconductor Ltd. (“GCS”) of California to develop initial prototypes in its California-based foundry.

Between September 2007 and February 2008, the Company announced a series of development milestones achieved in the GCS foundry. The Company determined that it would pursue the further development of its magnetic sensor market opportunities in the immediate term while pursuing the longer term goal of also developing its memory applications. As discussed below it engaged BAE to complete further development work on its sensor.

In 2009 the Company continued to rely on a number of key advisors including GCS, DAL and BAE.

The following is a commentary on the development of specific projects undertaken since 2008 and the developments through 2010:

BAE: In 2008, BAE expressed initial interest in the Company's sensor technology. The Company and BAE executed the appropriate confidentiality and material transfer agreements and began discussions with respect to specific project work to be conducted in BAE's foundries in the United States. In August 2008, the Company entered into a working agreement with BAE whereby the Company agreed to commit up to $1 million of funding to BAE-led development work on its sensor technology. The end goal of the BAE development work was to identify specific applications where BAE would incorporate the Company's technology into their product offerings to their own large defense and aerospace customers.

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

Micromem and BAE Systems were successful in creating a fully functioning multi-bit MRAM cell. Our strategy was to license the memory patent portfolio to clients that have specific end user requirements that require low power, high temperature radiation hardened memory.

Between 2008 – 2010, Micromem spent a total of $797,186 with respect to these foundry services provided by BAE.

The Company initially anticipated having a concentrator unit available from a supplier, NanoOpto, in 2010 which would have allowed the Company to build sensor applications with the required tolerance and performance levels required by BAE and the Department of Defense in general. NanoOpto discontinued operations during 2010. The Company anticipates that it will develop an alternative solution for the concentrator during 2011, pending the resolution of its working capital constraints. At that time, it plans to re-approach BAE with the expectation of pursuing current commercial discussions with them.

Given these developments, at October 31, 2010 the Company has recorded an impairment reserve of $797,185 against these costs which were previously capitalized and reports its investment in development costs at nominal value of $1.

Unotron: The Company announced a contractual agreement in March 2009 with Unotron to develop an application for a washable keyboard utilizing the Company’s sensor technology. The manufacturing agreement was executed in May 2009.

Micromem advanced $200,000 to Unotron at the beginning of this relationship as its initial investment in the project. This investment was structured as a secured debenture with a first charge on the assets of Unotron. The debenture stipulated quarterly interest at a rate of 10% with a maturity date of September 2010.

From a development standpoint, the Company has incurred $529,455 of costs associated with the development of prototype products and has delivered these prototypes to Unotron. The Company engaged engineers to assist in this effort and incurred the cost associated with several trips to the Unotron manufacturing facilities in China, during 2010. The product has been developed and accepted by our client during two visits to Hong Kong by engineers whom Micromem engaged. A short list of integration issues with the client’s keyboard controller remain outstanding and will be completed when we are in receipt of an order forecast in accordance with the manufacturing agreement.

Under the terms of the manufacturing agreement, Unotron is required to provide an estimated unit and order schedule for delivery of product by Micromem, once the prototypes are delivered. Unotron has not yet provided those estimated orders to Micromem. Unotron has issued a second product request to Micromem. We will consider this new request when Unotron delivers the order forecasts in accordance with the manufacturing agreement.

In order to obtain final product certification, Micromem is required to produce additional units for delivery to Unotron for such certification testing. It has communicated to Unotron that it is prepared to incur these costs and deliver these final units to Unotron for certification once it receives estimated order quantities and delivery times that Unotron will require for the sale of these products to its customers.

The Company believes that it has met all of the technical specifications associated with the prototype products and remains committed to fulfilling the terms and conditions of the contractual arrangements executed. Given the delays that the Company has encountered in finalizing these commercial terms with Unotron, it has recorded an impairment reserve of $529,494 and reports its investment in development costs at nominal value of $1.

The secured debenture that Micromem holds with Unotron matured on September 30, 2010. Since that time the Company has been in regular negotiations with Unotron with respect to the repayment of the debenture. To date, Unotron has made interest payments through September 30, 2010 but has not finalized a repayment schedule. Accordingly, at October 31, 2010, the Company has fully reserved the outstanding principal of the debenture. Subsequent to October 31, 2010 the Company has negotiated a repayment schedule with Unotron with respect to the repayment of the outstanding principal and interest in 2011 and has received an initial payment of $10,000 on this repayment schedule.

LMTI: In 2009 Micromem and Life Med Technologies Inc.(LMTI) entered into a manufacturing agreement pursuant to which we received a $30 million purchase order. Under the terms of the agreement, Micromem would design, manufacture prototypes, submit and obtain FDA 510(K) approval and manufacture a medical device that incorporates our magnetic sensor technology. The medical device is designed to provide early detection of abnormalities in womens’ breasts. We believe the medical device will be cost effective, easy to use and directed at providing a simple home test for early breast cancer indication.

The prototype product has been designed and fully tested. The FDA 510(K) process began in 2010. Micromem has negotiated with a physician in New York City who had experience in running clinical trials in the breast cancer detection area. Our strategy in 2010, pending FDA approval of the product, was to begin routine manufacturing for LMTI.

During 2010 we met on numerous occasions with the principals of LMTI. LMTI communicated an interpretation of the original contractual agreements with which the Company disagreed. Under the terms of the executed contractual agreements, Micromem has agreed to incur the development costs with respect to the product prototype, to file the FDA submission in its name and, in this process, will retain all of the rights to the intellectual property that is developed. Micromem has agreed that upon LMTI’s fulfillment and payment under the terms of the purchase order, Micromem will transfer the related intellectual property to LMTI.

Our prototype has been developed and tested and is ready for FDA protocol trials. In addition, all sections of the FDA documentation that can be completed have been submitted to our FDA attorney. The sections of the FDA applications requiring LMTI’s input have not yet been received nor completed.

We have advised LMTI that we will continue with the development of our product and, when available, will present it to LMTI under the original terms of the purchase order. To date, Micromem has incurred a total of approximately $115,000 of direct costs associated with this initiative in addition to legal costs relating to our FDA process. Given the developments as described above, Micromem has recorded a reserve of the costs incurred coincident with the filing of its third quarter financial statements released on September 29, 2010.

The Company intends to present the product to LMTI under the terms of the original purchase order. If this does not materialize, then the Company will explore alternative market opportunities for this product. At October 31, 2010 the Company reports its investment in these development costs at nominal value of $1.

NEMT: In 2009 Micromem and NEMT entered into a manufacturing agreement to develop a magnetic device capable of detecting small changes in the earth’s magnetic signature. NEMT planned to use this for aerial exploration in the Bearing Sea for oil and gas reserves. The prototype device was designed and built and tested in the field by NEMT.

Our initial strategy was to deliver the final product during 2010 to NEMT; they would use the device to fulfill an exploration contract they were awarded. The technology was being developed under contract with DAL. The development of this technology has not as yet been finalized by DAL; finalization is expected pending the settlement of outstanding invoices submitted by DAL. We have incurred a total of $797,794 of development costs with respect to this project.

Our dealings with NEMT continue. We anticipate that these trials will be advanced in 2011 pending the resolution of the Company’s working capital constraints.

The Company recorded an impairment reserve of $797,793 with respect to the direct costs associated with the NEMT project as of the end of its third quarter as reported on September 29, 2010. At October 31, 2010 the Company reports its investment in development costs at nominal value of $1.

Oil Sensor: The Company continues to evaluate development opportunities for its oil sensor prototype.

Mining Sensor: The mining sensor that the Company has been developing has served as a precursor to the design of a product that the Company has contracted to develop with an international partner as discussed further below.

There are several additional initiatives that the Company is currently pursuing with the expectation of commercial revenue opportunities in 2011. These include:

  The development of a sensor application for a large international organization that is marketing a healthcare product. The Company anticipates a development contract from these negotiations. The Company has incurred $242,464 of development costs with respect to this initiative and has reflected a current impairment reserve of $242,463 pending finalization of a contract with this customer.

  Subsequent to October 31, 2010 the Company has finalized the terms of a contract with a major international energy company to develop an application based on the initial mining sensor technology that it has developed. The Company reports $221,513 as deferred development costs relating to this initiative as of October 31, 2010. In February 2011 Micromem executed the contract and received the initial payment of $75,000 from this customer under the terms of the contract.

Changes to Our Board of Directors and Management

At our Annual Meeting of Shareholders held on Friday, September 24, 2010, Salvatore Fuda, Andrew Brandt, Joseph Fuda, David Sharpless, Steven Van Fleet, Oliver Nepomuceno and Larry Blue were reelected to serve on our Board of Directors. Alex Dey was elected to serve on our Board of Directors. Messrs. Salvatore Fuda, Joseph Fuda, Dan Amadori and Steven Van Fleet continue to serve as officers of the Company.

B.             Business Overview

We have been engaged in the development of memory technology that has the characteristics of non-volatility, which is the ability to retain information after power has been shut off. Our technology is based on our ability to use magnetic materials in combination with a sensor to record the “state of magnetization.” Each magnetic element stores one bit of data based on its ability to alternate between states of magnetic polarization, which states are determined by a sensor. Our technology represents “1”s and “0”s by the different polarization of magnets. For example, a magnet oriented north/south is a “1” and a magnet oriented south/north is a “0”. The magnetic field strength and direction do not decay when power is switched off, and, therefore, the memory is non-volatile.

Beginning in 2007 we pursued the further development of our memory and our sensor technology with the support of two U.S.-based foundries, GCS in California and BAE in New Hampshire. We executed development/manufacturing agreements with Unotron, NEMT and LMTI – see “Research and Development Efforts” beginning on page 15 of this Annual Report.

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

Equity Financing Transactions

The Company secured a 30 day bridge loan of $200,000 from an arms’ length investor in January 2008. The interest rate on the bridge loan was 4% due in 30 days. As additional consideration, the Company issued 100,000 common share purchase warrants at an exercise price of $0.60 per share. The loan was repaid in February 2008.

During the 2008 fiscal year, the Company completed a series of private placement financings with arms length investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. In total, the Company received proceeds from the issuance of 4,152,296 common shares, realizing proceeds totaling $2,980,030.

537,128 Common share purchase warrants with an average price of $1.14 were attached to the private placements completed during 2008. In all cases these warrants had a term of 12 months from issue date and then expire if unexercised 12 months after issue date.

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

During the 2010 fiscal year the Company completed a series of private placement financings with arms’ length investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. The Company received a total of $2,021,051 of subscription proceeds and issued a total of 5,749,201 common shares.

A total of 5,749,201 common share purchase warrants were attached to the private placement shares at an average exercise price of $0.44 per warrant. The warrants in all cases have a 12 month term from issue date.

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

Our patent portfolio comprises separate series of patents and patent applications as follows:

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

The Company has engaged Morgan Lewis as our patent attorneys since 2005. It has paid Morgan Lewis approximately $1 million in legal fees since 2005. During 2010, the Company was unable to remain current on the Morgan Lewis invoices as submitted. At October 31, 2010, the balance owing on services provided by Morgan Lewis is approximately $115,000. Morgan Lewis has resigned as a service provider to the Company in October 2010. Subsequent to year-end, Morgan Lewis has initiated collection proceedings to recover the amounts owing and the Company continues to negotiate with Morgan Lewis with respect to the proposed payment terms.

Environmental Matters

We are subject to various environmental protection regulations imposed by the government in the jurisdiction where we conduct our development work. We are not aware of any current or pending environmental protection laws or regulations that would have a material impact on our capital expenditure requirements or competitive position.

C.            Organizational Structure

In November, 2007, the Company incorporated MAST INC. (“MAST”) as a Delaware-based wholly-owned subsidiary. MAST has an office in New York City and is being managed by Steven Van Fleet, its President and a director of Micromem. MAST is pursuing a number of potential strategic joint development agreements with industry partners. This process is ongoing.

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

D.            Property, Plant and Equipment

We maintain our corporate headquarters in Toronto, Ontario, Canada. We occupy 3,987 square feet of commercial office space pursuant to a lease that expired in 2010 and has since been renewed on a month-to-month basis.

The Company made $851 of capital expenditures in 2010, $9,668 of capital expenditures in 2009 and $31,531 of capital expenditures in 2008.

ITEM 4A.            UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.            OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section of the Form 20-F has been prepared to provide a more substantive discussion of our business and to assist the reader in analyzing the audited consolidated financial statements for the year ended October 31, 2010. This discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes in this Annual Report, which are prepared in accordance with Canadian GAAP and are stated in United States dollars. These principles are also in conformity in all material respects with U.S. GAAP except as described in Note 18 to our 2010 audited consolidated financial statements.

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

A.            Operating Results

The following table sets forth certain selected financial information of our Company:

Selected statement of operations and deficit information

	2010	2009	2008	2007	2006
Interest and other income	$22,886	$88,047	$11,762	$2,586	$(9,930)
Loss for the year	4,674,861	4,310,939	5,416,725	2,811,378	4,058,180
Loss per share-basic and diluted	0.05	0.05	0.07	0.04	0.06

Selected balance sheet information

	2010	2009	2008	2007	2006
Working capital (deficiency)	$(1,459,460)	$(650,044)	$(338,079)	$(1,531,855)	$(448,923)
Property and equipment	16,686	24,422	26,321	-	-
Total Assets	568,336	2,562,479	630,467	329,232	465,440
Shareholders’ equity (deficiency)	(1,019,226)	1,522,839	(311,758)	(1,531,855)	(448,923)

Fiscal 2010 Compared to Fiscal 2009

The Company remains in pre-revenue mode at October 31, 2010. It reports interest income of $22,886 in 2010 which primarily relates to interested earned on the secured promissory note outstanding (Fiscal 2009: Revenue of $88,047 comprised of $11,382 of interest income and $76,665 of recoveries of tax credits).

The Company brought its income tax filings for all of its subsidiaries up to date in 2010. It reports a small income tax expense of approximately $9,500 relating to an inactive subsidiary.

In the third and fourth quarters of the 2010 fiscal year, the Company booked impairment reserves against the project development costs it had capitalized commencing in 2009 and continuing in the first and second quarters of 2010. The impairment reserve of $2,711,392 includes amounts relating to LifeMed ($114,642), Unotron ($529,424), NEMT ($797,793), BAE ($797,185) and other projects ($472,348).

In 2010, the Company reports general and administrative costs of $550,657 compared to $937,146 in 2009. The decrease was in part due to expiry of the Investor Relations Group (“IRG”) contract in September 2009. In 2009 the activity in MAST increased significantly. The major components of the MAST G&A expenses as reported include market research ($140,000) investor relations ($112,000) and travel expenses ($66,000). Activity in 2010 was significantly curtailed and minimal new business development was undertaken. In 2010 the reserve for doubtful accounts includes the impairment reserve on the Unotron debenture of $200,000 offset by the recovery of approximately $66,000 of amounts billed to related parties and collected in 2010 after originally reserved. These charges to related parties are a rebilling of a portion of its overhead expenses. Given uncertainty of collection the Company will reserve the amounts that are rebilled as these charges are recorded. The reserves reflected in 2009 represent such amounts. Insurance related expense increased in 2010 as the Company increased the extent of its basic coverage. Interest expense in 2010 relates to the interest incurred with respect to the bridge loans it secured in 2010.

Professional, other fees and salaries have been significantly reduced from $3,240,960 in 2009 to $1,345,406 in 2010, in large part because the Company did not issue any stock options to officers or directors of the Company. As in 2009, the Company capitalized legal costs associated with its patent related filings; accordingly no expense is reported in this category in 2009 or 2010. Other legal expenses relate to ongoing compliance related costs. In 2010, the Company incurred legal expenses related to the preparation of its FDA filing material for the LMTI project. In 2009, it incurred legal expenses relating to the CNSX listing it obtained that year. In 2010 we adjusted the salary rates of several individuals on payroll. Commencing in 2008, the Company entered into a 3 year contract through 2011 with the President of MAST at an annual remuneration of $180,000. The bulk of these expenses in 2009 and all of these costs incurred in 2010 have been allocated to Projects under Development and capitalized. Payments to DAL in 2009 and 2010 have largely been capitalized as Projects under Development. The expense in 2010 relates to the extension of certain options previously granted for an additional year. In 2009 the Company awarded stock options to officers, directors and employees and reported the expense calculated in accordance with the Black Scholes option-pricing model.

In 2010 we report a recovery of $106,007 of research and development costs compared to $13,880 of expense in 2009. Commencing in 2009, the Company began to capitalize its development costs which were previously reported in this cost category and until that time were expensed as incurred. In during the 2009 – 2010 fiscal years, the Company incurred $479,000 of costs associated with the concentrator being developed by NanoOpto. These costs were capitalized and when the Company settled with NanoOpto it recovered $106,000 of these costs and as a result, it reports this as other credits in 2010.

Travel and entertainment is reported at $146,104 in 2010 compared to $223,586 in 2009 primarily because business development activity was curtailed in 2010 due to the Company’s working capital situation, travel-related costs decreased from the expenses reported in 2009.

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

In 2009, the Company made important advances with a number of strategic development partners. The notable developments include the Company’s agreements with BAE Limited, Unotron Inc., NEMT Inc. and LifeMed Technologies Inc. Additionally, the Company developed other initiatives for the development of its sensor technology for several industrial vertical applications, including sensors for the oil and the mining sectors.

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

The Company issued a total of 1,345,000 common stock options in 2009 compared to 2,145,000 stock options in 2008.

Unaudited quarterly financial information
(all amounts in United States dollars)

Quarter ended	Total	Net Income (Loss)	Loss Per share
	Revenues		Basic and diluted
October 31, 2010	$7,778	$(1,803,883)	0.02
July 31, 2010	5,000	(1,937,819)	0.02
April 30, 2010	5,009	(526,760)	0.01
January 31, 2010	5,099	(406,399)	-

October 31, 2009	$81,762	$52,936	-
July 31, 2009	113	(1,521,958)	0.02
April 30, 2009	536	(1,273,450)	0.02
January 31, 2009	5,637	(1,583,629)	0.02

B.            Liquidity and Capital Resources

Liquidity

We are a development stage company. We currently have no cash flow from operations and will have none until we are in a position to either license or directly produce and sell products utilizing our technology.

We currently have no lines of credit in place and must obtain equity financing from investors and from persons who hold outstanding options and warrants in order to meet our cash flow needs until we can generate revenues. At October 31, 2010, we had approximately $26,000 cash on hand and our monthly cash expenses approximate $200,000. Our working capital deficiency at October 31, 2010 is $1,459,460. At October 31, 2010, the Company is not current with respect to approximately $516,000 of trade accounts payable. It continues to work with these trade suppliers to bring these accounts current. Since October 31, 2010, we have raised an additional $503,140 through Unit private placements.

We have granted to our directors, officers and other employees a number of options to purchase shares at prices that are at or above market price on the date of grant. None of the optionees has any obligation to exercise their options and there can be no guarantee that we will realize any funds from these options.

We have issued common share purchase warrants as part of the Unit private placement financings that we have completed. None of the warrant holders have any obligation to exercise their warrants which in general, expire 12 months after issuance if unexercised. There can be no guarantee that we will realize any funds from these outstanding warrants.

Capital Resources

We had no commitments for capital expenditures as of October 31, 2010. In 2010 we spent $851 on capital equipment.

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

Our research and development activities have been related primarily to research and development of a magnetic random access memory device and the development of our magnetic sensor through research collaboration agreements. Our research and development expense recovery for the year ended October 31, 2010 was $(106,007); our expenses in 2009 were $13,880. We capitalized $932,301 of development expenditures in 2010 (2009: $2,000,611). We booked an impairment reserve of $2,711,392 during the 3rd and 4th quarter of 2010 (2009: nil) and report $221,521 as deferred development costs on our balance sheet at October 31, 2010.

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

F.            Tabular Disclosure of Contractual Obligations

A             summary of our financial commitments as of October 31, 2010 is as below:

Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Convertible debt obligations	606,102	606,102	-	-	-
Capital Lease obligations	-	-	-	-	-
Operating lease obligations	-	-	-	-	-
Purchase obligations	-	-	-	-	-
Management agreements
• Chairman	-	-	-	-	-
• CFO	-	-	-	-	-
• President	-	-	-
• President MAST INC.	119,000	119,000	-

All other			-	-	-
Total:	725,102	725,102	-	-	-

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

We are a development stage company. Under Canadian GAAP, research costs are expensed in the period incurred. Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under Canadian GAAP which is the translation of research findings or other knowledge into a plan for the technology prior to commercial production or use. Under U.S. GAAP all development expenditures are expensed as incurred. In 2010, the Company has capitalized $221,521 of development costs under Canadian GAAP (2009: $2,000,611).

Until October 31, 2008, for all Unit private placement financings completed, the Company assigned 100% of the proceeds from these financings to the common shares and a nil value to the attached warrants. In the year ended October 31, 2009, the Company changed the estimates that it used to value the common shares and warrants included in the Unit private placement financings which it completed in the fiscal year then ended. It assigned the value to the warrants which formed part of these Unit private placements calculated in accordance with the Black Scholes option-pricing model. Under U.S. GAAP, using standards which are analogist, the valuation of the shares and warrants would be determined using the relative fair value approach. There is no change in aggregate shareholders’ equity. A reconciliation between Canadian and U.S. GAAP has been provided in the footnotes to the 2009 and 2010 audited financial statements.

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

A.           Research Collaboration Agreements:

1.           Revised License Agreement, June 2005. In June 2005, we signed a new license agreement with the University of Toronto and the Ontario Centres of Excellence whereby: Ontario Centres of Excellence released us and the University of Toronto from the commercialization obligations set forth in all prior research collaboration agreements, and we acquired exclusive worldwide rights to the technology and any technology or patent rights under the agreement related to the MRAM technology developed at the University of Toronto.

We have agreed to royalties and payments as follows:

In consideration for the rights and licenses granted, we agreed to pay to the University of Toronto: 4% of Net Sales until such time as the University of Toronto has received from us an aggregate amount of CDN $500,000; 1% of Net Sales thereafter. If we sublicense any rights granted herein to any non-affiliate: in combination or association, the University of Toronto shall receive 10% of any Net Fees and/or Net Royalties that shall be received by us in respect of any licenses involving both the rights granted herein and such our intellectual property; for all other sublicenses of the rights granted herein to a non-affiliate, the University of Toronto shall receive 20% of any Net Fees and/or Net Royalties that shall be received by us in respect of such sublicenses; and Net Fees and/or Net Royalties shall be paid to the University of Toronto until such time as it has received an aggregate amount of CDN $500,000; thereafter we shall pay half of the amounts set forth above as is applicable.

At any point after which we have paid the University of Toronto CDN $500,000, we may at our option buy out the obligation to pay royalties hereunder by paying to the University of Toronto a single lump sum payment equaling the greater of CDN $500,000 and an amount equal to the total amount of royalties paid by us to the University of Toronto in the preceding twenty-four months. We are entitled to exercise such option by providing written notice to the University of Toronto along with the required payment, after which time our obligation to pay royalties shall be waived by the University of Toronto.

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

Operating leases:

We had operating lease commitments which expired in 2010 for the lease of our corporate headquarters. We have extended our lease on a month-to-month basis since October 2010.

Consulting and employment contracts:

1.	On May 29, 2005, we entered into a new employment agreement with the Chairman of the Board of Directors. The agreement commenced on January 1, 2005 and expires on September 30, 2009. During the year, the Company extended the agreement to December 31, 2010. Under the terms of the agreement, the Chairman of the Board of Directors has been retained to provide certain management services to us. We have agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over-year basis commencing as of December 31, 2005. This compensation is subject to a minimum annual amount of $150,000 Canadian funds or (approximately $143,877 U.S. funds at current exchange rates). At our option, we can pay either cash or issue common shares as compensation providing that the cumulative maximum number of shares that we can issue under the agreement is 2,000,000 common shares. At October 31, 2010, $143,877 of cash compensation for the 2010 fiscal year has been provided for (2009: $129,149).

2.	In May, 2008, we entered into employment agreements with:

	(a)	Our President, Joseph Fuda. The employment agreement is for a two-year term at an annual base amount of $160,000 (CDN). Additionally, 100,000 common stock options at an exercise price of $1.60 per share, vesting on a quarterly basis were issued under the terms of the agreement. The contract was extended on a month-to-month basis in May 2010 at the same annual base amount.

	(b)	Our Chief Financial Officer, Dan Amadori for a two-year term. The base compensation was $150,000 (CDN). Additionally 100,000 common stock options at an exercise price of $1.50 per share, vesting quarterly, were issued. The contract was extended on a month-to-month basis in May 2010 at the same annual base amount.

	(c)	Steven Van Fleet, the President of our U.S. subsidiary, MAST INC. The term of the agreement is for three years and the base amount of remuneration is $180,000 per year. In addition 500,000 stock options at an exercise price of $1.50 per share were issued with a five-year term, vesting in equal quarterly installments from the date of issue.

Other commitments:

1.	In 2008, the Company entered into an agreement with a supplier which provides industrial foundry services whereby the Company has committed to pay up to $1 million for production services to be provided through 2009. The Company paid $370,000 to this supplier in 2008, and an additional $400,000 in 2009. No additional expenditures are currently contemplated. In January 2009, the Company received $250,000 of insurance proceeds with respect to a shipment of sample prototype boards that were damaged in transit from the supplier to a sub-contractor. These proceeds have been recorded in the accounts as a reduction of research and development costs incurred in 2009.

2.	In July 2009, the Company executed a purchase order for approximately $1 million of services to be provided by a supplier between July 2009 – April 2010. At October 31, 2010, the Company has paid a net total of $373,000 to the supplier. This purchase order was cancelled in October 2010.

Contingencies:

A.	We have agreed to indemnify our directors and officers and certain of our employees in accordance with our By-laws. We maintain insurance policies that may provide coverage against certain claims.

B.	Certain interests under the Asset Purchase Agreement with Estancia Limited reverted to Estancia Limited on March 9, 2004. On this basis, to the extent that revenues are generated by us relating directly and specifically to the VEMRAM patents, we are obligated to pay Estancia Limited 32% of the gross profit realized less expenses agreed to by the parties and 32% of any unit royalties realized less direct expenses.

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

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Executive Officers

The Directors and Executive Officers of Micromem as at October 31, 2010 are set forth below:

Name	Age	Position

Salvatore Fuda	74	Chairman of the Board of Directors
Joseph Fuda	49	President, Chief Executive Officer and Director
Dan Amadori	59	Chief Financial Officer
Steven Van Fleet	56	Director and President of MAST, Inc.
Andrew Brandt	72	Director
David Sharpless	59	Director
Larry Blue	54	Director
Oliver Nepomuceno	41	Director
Alex Dey	60	Director

Salvatore Fuda has served as Chairman of the Board of Directors of Micromem since January 11, 1999 and a Director of Micromem since 1992. He served as President and Chief Executive Officer from June 2000 through to February 13, 2002. From 1992 to January 11, 1999 he also served as Secretary of Micromem. He served as President and Chief Executive Officer of Ontex Resources Limited (TSE) from 1986 to December 1998 and as Chairman of the Board of Ontex Resources Limited until 2008. He has served as Chairman of the Board of Directors and as a director of Echo Energy Canada Inc. from 2002 - 2009. He also serves as Chairman of the Board of Leader Capital Corp. He is the father of Joseph Fuda.

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

Dan Amadori has served as Chief Financial Officer of Micromem since June 2004. He has also served as Chief Financial Officer of Leader Capital from June 2004 – March 2009. He served as a Director and Chair of the Audit Committee of Ontex Resources between September 2003 and March 2005. He served as CFO of Echo Power Generation Inc. from June 2004-March 2008. He served as a director of Hydrive Technologies Inc. from 2004-2008 and a Chair of the Audit Committee of Hydrive from 2006-2008. He is President of Lamerac Financial Corp., a financial advisory firm and has held that position since October 1988. Mr. Amadori is a Chartered Accountant and holds an MBA from the Ivey School of Business.

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

Larry Blue is Vice President and General Manager of Multek Inc., a subsidiary of Flextronics. Previously he was President of Hi-G-Tek Inc. a privately-held technology company based in Maryland. Previously he was the Vice President and General Manager of Symbol Technologies Inc. and was appointed to the Micromem Board of Directors on November 7, 2005. Previously Mr. Blue had senior management roles with Hughes Network Systems and with IBM in Research Triangle Park.

Oliver Nepomuceno has served as a director of Micromem since June 26, 2006. He is a resident of Switzerland and continues to serve as a Financial Advisor and as a member of the Board of Directors of Intel Trust, a private wealth management company located in Switzerland.

Alex Dey is a retired business man and was elected as a director on September 24, 2010. He was the sole proprietor of Alex Dey, Chartered Accountants until July 31, 2004.

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

B.           Compensation

	Annual Compensation			Long-Term Compensation

				Awards		Payouts
Long
						Restricted	Term
				Other	Securities	Shares or	Incentive
				Annual	Under	Restricted	Plan	All other
Name and	Fiscal	Salary	Bonus	Compensation	Options	Share	Payouts	Compensation
Principal Position	Year	(US$)	(US$)	(US$)	Granted (#)	Units ($)	($)	($)

Joseph Fuda	2009	160,266			150,000 [1]
Chief Executive	2010	160,000	-	-	1,450,000 [3]	-	-	-
Officer

Salvatore Fuda,	2009	129,149		-	-	150,000	[1]	-	-	-
Chairman of the	2010	150,000		-	-			-	-	-
Board of
Directors
Former Chief
Executive Officer
and President

Andrew Brandt	2009	-		-	-	110,000	[1]	-	-	-
Director	2010	-		-	-	-		-	-	-
David Sharpless	2009	-		-	-	110,000	[1]	-	-	-
Director	2010	-		-	-	-		-	-	-

Steven Van Fleet	2009	181,375		-	-	150,000	[1]	-	-	-
Director	2010	180,000		-	-	300,000	[3]	-	-	-

Dan Amadori	2009	154,785		-	-	150,000	[1]	-	-	-
Chief Financial	2010	150,000		-	-	177,199	[3]	-	-	-
Officer [6]
Larry Blue	2009	-		-	-	110,000	[1]	-	-	-
Director	2010	-		-	-	100,000	[3]	-	-	-

Henry Dreifus	2009	351,096	²	-	-	-		-	-	-
Director		-		-	-	-		-	-	-

Oliver Nepomuceno	2009	-		-	-	100,000	[1]	-	-	-
Director	2010	-		-	-	-		-	-	-
Alex Dey	2010	-		-	-	-		-	-	-
Director

Notes:

1.	Each option entitled the holder to purchase one of our common shares at a price of $1.00 per share prior to expiry on August 10, 2014.

2.	These payments were made to Dreifus Associates Limited (DAL) for consulting services provided. Mr. Dreifus did not stand for reelection to the Board of Directors in June 2009.

3.	During the year ended October 31, 2010 these options were extended for a period of 12 months. The exercise price remains unchanged.

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

In 2010 we did not issue any options to officers, directors or employees. We extended the term by one year of a total of 2,027,199 options which were due to expire in 2010.

C.            Board Practices

Our Board of Directors meets on an as required basis during the fiscal year. In 2010 our Board of Directors met formally on September 24, 2010.

Our Audit Committee met on a quarterly basis during fiscal 2010 for the purpose of approving the quarterly financial statements. In addition, our Audit Committee receives regular periodic reports from management.

All matters pertaining to our financing, contractual arrangements and Board of Directors and management compensation are approved by the Board of Directors. All Board of Directors meeting minutes and directors resolutions are maintained on an up-to-date basis.

Our Compensation Committee met as required in 2010. Our Compensation Committee approves management compensation and all stock option grants for recommendation to the Board of Directors.

Our Disclosure Committee met as required in 2010 to review our various press release disclosures and to monitor our general practices relating to our disclosure requirements.

The members of the Board of Directors are appointed to a one-year term at our annual meeting.

Audit Committee

The Board of Directors has appointed an Audit Committee consisting of three independent directors. The members of the Audit Committee are Andrew Brandt, Oliver Nepomuceno and David Sharpless (Chairman) each of whom shall serve in such capacity until the Board of Directors’ next annual meeting. The Audit Committee is responsible for the integrity of our internal accounting and control systems. The committee receives and reviews our financial statements and makes recommendations thereon to the Board of Directors prior to its approval by the full Board of Directors. The Audit Committee communicates directly with our external auditors in order to discuss audit and related matters whenever appropriate. In 2010 the Audit Committee met on February 4, 2010, March 26, 2010, June 22, 2010 and September 28, 2010.

Compensation Committee

The Board of Directors has appointed a Compensation Committee. Our executive compensation is administered by the Compensation Committee which meets on executive compensation matters as and when required. Our Compensation Committee includes Andrew Brandt, an outside director as Chairman, Oliver Nepomuceno and Alex Dey, as outside directors.

Disclosure Committee

The Board of Directors has appointed a Disclosure Committee whose primary responsibility is to ensure timely and accurate disclosure of all relevant information in accordance with the various securities regulations. Our Disclosure Committee includes Larry Blue, an outside director, who serves as Chairman, David Sharpless, an outside director (and Chair of our Audit Committee), Steven Van Fleet, Director (and President of our wholly owned subsidiary, MAST Inc.) and Jason Baun, the Company’s Chief Information Officer.

D.             Employees

We have nine employees, four of which serve in a management capacity and five serve in an administrative capacity. This includes the Chief Executive Officer and President, the Chief Financial Officer and President of our wholly-owned subsidiary MAST INC., our Chief Information Officer and five support staff, all (except for the President of MAST INC.) of whom work from our executive offices in Toronto, Canada. All research and development is outsourced to third parties.

We consider our relations with our employees to be satisfactory. We had seven employees as of October 31, 2010, 2009 and 2008.

E.           Share Ownership

NAME	SHARES OWED	OPTIONS HELD	OPTION	EXPIRY DATE	% OF TOTAL [1]
			EXERCISE
			PRICE
Joseph Fuda	191,500	1,450,000	$0.72	05/27/2011	2.65%
Chief Executive		900,000	$0.80	07/6/2011	(2,791,500)
Officer and Director		100,000	$1.50	08/28/2013
		150,000	$1.00	08/25/2014
Salvatore Fuda	1,215,000[2]	1,000,000	$0.80	07/6/2011	2.24%
Chairman of the		150,000	$1.00	08/25/2014	(2,365,000)
Board of Directors
and Director
Henry Dreifus	__	200,000	$1.50	08/28/2013	0.19%
Former Director					(200,000)
Andrew Brandt	110,000	290,000	$0.80	7/6/2011	0.56%
Director		85,000	$1.50	08/28/2013	(595,000)
		110,000	$1.00	08/25/2014
David Sharpless	100,000	300,000	$0.80	7/6/2011	0.64%
Director		75,000	$1.01	03/03/2013	(670,000)
		85,000	$1.50	08/28/2013
		110,000	$1.00	08/25/2014
Steven Van Fleet	-	350,000	$0.36	4/15/2012	1.61%
Director		300,000	$0.72	5/27/2011	(1,700,000)
		300,000	$0.80	7/6/2011
		100,000	$1.01	03/03/2013
		500,000	$1.50	28/28/2013
		150,000	$1.00	08/25/2014
Dan Amadori	326,801	177,199	$0.72	5/27/2011	1.10%
Chief Financial		400,000	$0.80	7/6/2011	(1,154,000)
Officer		100,000	$1.50	08/28/2013
		150,000	$1.00	8/25/2014
Jason Baun	-	200,000	$0.80	7/6/2011	0.50%
Investor Relations		100,000	$0.60	10/25/2012	(395,000)
		15,000	$1.50	08/28/2013
		80,000	$1.00	08/25/2014
Larry Blue	200,000	100,000	$0.60	11/3/2011	0.83%
Director		300,000	$0.80	7/6/2011	(870,000)
		75,000	$1.01	03/03/2013
		85,000	$1.50	08/28/2013
		110,000	$1.00	08/25/2014
Oliver Nepomuceno	953,572	300,000	$0.80	7/6/2011	1.43%
Director		75,000	$1.01	03/03/2013	(1,503,572)
		75,000	$1.50	08/28/2013
		100,000	$1.00	08/25/2014
Alex Dey	-	-	-	-	-
Director

[1]	Calculated based on shares owned plus options held as a percentage total of shares outstanding as of October 31, 2010, plus options held.

[2]	These shares are held by a corporation wholly owned by a trust established for the benefit of members of Salvatore Fuda's family.

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

No shareholder holds greater than 5% of the common shares outstanding. As of the date of this Annual Report approximately 60% (55,835,440) of the issued, outstanding common shares are held by Canadian investors and approximately 30% (29,651,423) of the issued and outstanding shares are held by U.S. investors and approximately 10% (9,837,648) held outside of Canada and the U.S..

B.            Other Related Party Transactions

In June 2008, we entered into a six-month agreement with Dreifus Associates Limited (DAL) whose major shareholder is Henry Dreifus, was a Director of the Company until June 2009. DAL provided a wide range of technical and business development support to the Company. Our monthly cost under the agreement was approximately $40,000. In addition, we granted Henry Dreifus 350,000 stock options at an exercise price of $1.20 per share in March 2008 coincident with his appointment as a Director. 275,000 of these options vested at issue date, the balance vests in three equal quarterly installments of 25,000 options commencing in June 2008. These options expired unexercised in August 29, 2009, 45 days after Mr. Dreifus stepped down as a director. In August 2008, we issued 200,000 stock options to Mr. Dreifus at our exercise price of $1.50 per share expiring in August 2013 if unexercised. These options vest only when the Company has achieved certain revenue milestones. DAL continues to provide services to the Company in 2010 after Mr. Dreifus resigned as a director. In September 2010 the Company issued 192,307 common shares to settle $50,000 of balances due to DAL for services rendered. At October 31, 2010 the remaining balance payable to DAL is approximately $142,000.

Transactions With Related Parties, Directors & Officers

The Company has paid cash and non-cash compensation to its officers and directors during the 2010 and 2009 fiscal years as follows:

		Cash	Non-Cash
		Compensation	Compensation
Chairman	2009	$129,149	$101,760
	2010	143,877	-

Officers and Directors	2009	$625,576	407,040
	2010	621,223	95,038

ITEM 8.          FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

See “Item 17 — Financial Statements.”

We have never paid a dividend on our securities. We do not anticipate paying dividends in the foreseeable future.

As of October 31, 2010 and as of February 28, 2010 there are no legal proceedings outstanding.

B.           Significant Changes

Since October 31, 2010 the Company has raised an additional $503,145 through Unit private placement financings. There has been no other significant change in our financial position since October 31, 2010.

ITEM 9.           THE OFFER AND LISTING

The table below sets forth the high and low sales prices for common shares in U.S. Dollars as reported for the periods specified. Our fiscal year ends October 31. Our common shares are traded in Canada on the CNSX under the symbol MRM.

Our common shares are traded in the United States and are quoted on the OTC Bulletin Board. The common shares are quoted under the symbol MMTIF.OTCBB.

Period	High	Low

Last six months:
February 2011	0.22	0.18
January 2011	0.25	0.18
December 2010	0.25	0.15
November 2010	0.34	0.1901
October 2010	0.35	0.1750
September 2010	0.28	0.19
Last eight quarters:
Q1 2011	0.32	0.15
Q4 2010	0.35	0.175
Q3 2010	0.40	0.135
Q2 2010	0.55	0.4008
Q1 2010	0.65	0.50
Q4 2009	1.25	0.67
Q3 2009	1.60	0.81
Q2 2009	1.75	0.70
Last five years:
2010	-	-
2009	1.75	0.51
2008	2.60	0.31
2007	0.85	0.35
2006	1.33	0.43

On February 24, 2010, the last reported sale price for our common shares on the OTC Bulletin Board was $0.21.

ITEM 10.           ADDITIONAL INFORMATION

A.           Share Capital

Our authorized capital consists of an unlimited number of common shares, of which 95,324,511 shares were issued and outstanding as of October 31, 2010, and 2,000,000 special, redeemable, voting preference shares, referred to herein as special shares, none of which were outstanding, as of October 31, 2010.

Additionally the Company has 10,022,199 stock options outstanding with a weighted average exercise price of $.89 (2009: 10,022,199 options outstanding with a weighted average exercise price of $.89) and a total of 6,198,887 outstanding warrants to acquire common shares with a weighted average exercise price of $.51 (2009: 3,416,865 outstanding warrants with a weighted average exercise price of $.82).

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

C.           Material Contracts

1.	On May 29, 2005, we entered into an employment agreement with Mr. Salvatore Fuda, the Chairman of the Board of Directors. The agreement commenced on January 1, 2005 and ending on September 30, 2009. In 2009 the contract was extended for an additional one year through December 2010. Under the terms of the agreement, the Chairman of the Board of Directors has been retained to provide certain management services. We have agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over-year basis commencing as of December 31, 2005 subject to a minimum annual compensation amount of $150,000 (CDN) – approximately $143,877 in U.S. dollars at average exchange rates. At our option, we can pay either cash or issue common shares as compensation providing that the cumulative maximum number of shares that we can issue under the agreement is 2 million common shares. In January 2011, the Company extended the contract on a month to month basis at a rate of $12,500 Canadian funds per month (approximately $12,500 in US dollars at current exchange rates) and has eliminated the incentive based compensation component which was reflected in the original contract.

2.	In June 2008, we entered into a six-month agreement with Dreifus Associates Limited (DAL) whose major shareholder Henry Dreifus, was a Company director. DAL has provided a range of technical and business development support to the Company. Our monthly cost under the contract was approximately $40,000. In addition, we granted Henry Dreifus 350,000 stock options at an exercise price of $1.20 per share in March 2008 coincident with his appointment as a Director of the Company. 275,000 of these options vested at issue date, the balance vests in 3 equal quarterly installments of 25,000 options commencing in June 2008. These options expired in August 2009, 45 days after Mr. Dreifus did not stand for reelection as a director. In August 2008, we issued 200,000 stock options to Henry Dreifus at an exercise price of $1.50 per share expiring in August 2013 if unexercised. These options vest only when the Company has achieved certain revenue milestones. DAL continues to provide services to the Company in 2010 after Mr. Dreifus resigned as a director. In September 2010 the Company issued 192,307 common shares to settle $50,000 of balances due to DAL for services rendered. At October 31, 2010 the remaining balance payable to DAL is approximately $115,000.

3.	In May 2008 the Company executed the following employment contracts with key officers:

1.	A two-year agreement through May 2010 with its President, Mr. Joseph Fuda, stipulating annual base remuneration of $160,000 ($CDN) per year. In addition, 100,000 common stock options were awarded at a exercise price of $1.50 per share vesting in 25,000 share installments over four quarters commencing in August 2008 and expiring in August 2013 if unexercised. The contract was extended on a month-to- month basis in May 2010 stipulating the same annual base remuneration amount.

2.	A two-year agreement through May 2010 with its CFO, Mr. Dan Amadori stipulated annual base remuneration at $150,000 (CDN) per year. In addition100,000 common stock options were awarded at a exercise price of $1.50 per share vesting in 25,000 share installments over four quarters commencing in August 2008 and expiring in August 2013 if unexercised. The contract was extended on a month-to- month basis in May 2010 stipulating the same annual base remuneration amount.

3.	A three-year agreement through May 2011 with the President of its wholly-owned subsidiary, MAST INC., Mr. Steven Van Fleet, who is also a director of the Company. The agreement stipulates annual base remuneration of $204,000 per year. In addition, 500,000 common stock options at a price of $1.50 per share were awarded vesting in 125,000 share installments over four quarters commencing in August 2008 and expiring in August 2013 if unexercised.

4.	In September 2008, the Company entered into a 12 month agreement with the Investor Relations Group (IRG) of New York City. Under the terms of the contract, the Company pays a monthly amount of $13,500 in cash and issues 25,000 common shares to IRG monthly. In May 2009, the Company renegotiated the monthly compensation to $7,500 in cash and 2,500 common shares for the balance of the agreement. The agreement was not renewed in September 2009.

5.	In August 2009, the Company executed a promissory note with Unotron Inc. The promissory note is in the principal amount of $200,000, bears interest at a rate of 10% payable quarterly and is secured by a first lien on the assets of Unotron. The promissory note matured on September 30, 2010 and remains unpaid at February 14, 2011. The Company is currently negotiating revised payment terms.

6.	Unotron Inc. and Micromem entered into a manufacturing agreement in 2009 that requires Micromem to develop a magnetic sensor based keyboard substrate that is to be integrated into Unotron’s waterproof and washable keyboards. These keyboards can be placed within a commercial dishwasher to prevent diseases from being transmitted on the keyboard. In 2009, Micromem designed, manufactured, tested and delivered the initial volume of keyboards to Unotron in Hong Kong. See Research and Development Efforts, page 16-17 for a discussion of developments during 2010.

7.	In 2009 Micromem and LifeMed Technologies Inc. entered a manufacturing agreement pursuant to which we received a $30 million purchase order. Under the terms of the agreement, Micromem would design and manufacture prototypes, submit and obtain FDA 510(K) approval and manufacture a medical device that incorporates our magnetic sensor technology. The medical device is designed to provide early detection of abnormalities in women’s breasts. See Research and Development Efforts, page 16-17 for a discussion of developments during 2010.

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

Dividends received by non-corporate US Holders may be subject to United States federal income tax at lower rates (generally 15%) than other types of ordinary income in taxable years beginning on or before December 31, 2012, if certain conditions are met. These conditions include neither the Company nor a Related Entity being classified as a PFIC (discussed below), the Company being a “qualified foreign corporation”, the US Holder's satisfaction of a holding period requirement, and the US Holder not treating the distribution as “investment income” for purposes of the investment interest deduction rules.

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

PART II

ITEM 13.           DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.           CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, referred to herein as the “Exchange Act”) as of October 31, 2010. Based on management's evaluation in 2010, our Chief Executive Officer and Chief Financial Officer concluded that, as of October 31, 2010, our disclosure controls and procedures, were effective in that they were designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in our reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Exchange Act Rule 13a-15(e) also states that disclosure controls and procedures are designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulate and communicated to the issuer’s management, including its principal executive and principal financial officers, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of Micromem’s internal control over financial reporting as of October 31, 2010. In making this assessment, they used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment the Chief Executive Officer and Chief Financial Officer have concluded that, as of October 31, 2010, our internal control over financial reporting were effective.

2010 Attestation Report

The Attestation Report dated February 14, 2011 submitted by the independent accountants cited no material weaknesses in the 2010 fiscal year.

Changes in Internal Control Over Financial Reporting

No changes in our internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, occurred during the fiscal year ended October 31, 2010 that has materially affected or is reasonable likely to materially affect, our internal controls over financial reporting.

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

Item 16C.           Principal Accountant Fees and Services

The following table presents fees for professional audit services rendered by our auditors for the audit of our consolidated financial statements for the years ended October 31, 2010 and 2009, and fees billed for other services rendered by our auditors including our offerings of securities and tax services.

	2009	2010

Audit Fees	$80,000	$75,000
Audit Related Fees (SOX)	35,000	25,000
Tax Fees	10,000	21,000
All Other Fees	5,000	5,001

Audit Fees

In 2009 we paid a total of $80,000 to Collins Barrow Toronto LLP for audit services; in 2010 we paid a total of $75,000 to Collins Barrow Toronto LLP for audit services.

Audit Related Fees

We paid $35,000 of audit related fees to Collins Barrow Toronto LLP in 2009 relating to our SOX compliance audit. We paid $25,000 of audit related fees to Collins Barrow Toronto LLP in 2010 relating to our SOX compliance audit.

Tax Fees

We paid $10,000 of tax-related fees to Collins Barrow Toronto LLP for services in 2009 and $25,000 of tax-related fees to Chiampou Travis Besaw & Kershner LLP in 2010.

Pre-approval policies

The Audit Committee assesses and pre-approves all audit and non-audit services.

Item 16D.          Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.           Purchases of Equity by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F.           Change in Registrants Certifying Accountant.

Not applicable.

Item 16G.           Corporate Governance

Not applicable

Item 17.           Financial Statements

Consolidated Financial Statements of

MICROMEM TECHNOLOGIES INC.

Years ended October 31, 2010 and 2009

Independent Auditor’s Report

To the Shareholders of Micromem Technologies Inc.:

We have completed an integrated audit of Micromem Technologies Inc.’s 2010 and 2009 consolidated financial statements and of its internal control over financial reporting as at October 31, 2010. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the consolidated balance sheets of Micromem Technologies Inc. as at October 31, 2010 and 2009, and the related consolidated statements of operations and deficit, statement of shareholders’ equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Boards (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

The consolidated financial statements as at and for the year ended October 31, 2008 were audited by other auditors who expressed opinions without reservation on those consolidated financial statements in their report dated February 16, 2009.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at October 31, 2010 and October 31, 2009 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Micromem Technologies Inc.’s internal control over financial reporting as at October 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

Internal control over financial reporting (Cont’d)

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

A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at October 31, 2010 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

Very truly yours,

/s/ Collins Barrow Toronto LLP

Collins Barrow Toronto LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
February 14, 2011

Comments by Auditors for Readers on Canada – U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 2 to the consolidated financial statements. Our report to the shareholders dated February 14, 2011 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Collins Barrow Toronto LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
February 14, 2011

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)

As at	October 31, 2010	October 31, 2009

Assets
Current assets:
Cash and cash equivalents (Note 20)	$26,039	$106,110
Deposits and other receivables	97,063	83,486
Promissory note receivable (Note 7)	5,000	200,000
	128,102	389,596

Property and equipment, net (Note 8)	16,686	24,422
Deferred development costs (Note 9)	221,521	2,000,611
Patents, net (Note 10)	202,027	147,850
	$568,336	$2,562,479

Liabilities and Shareholders' Equity (Deficiency)
Current liabilities:
Bridge loans (Note 11e)	512,548	-
Accounts payable and accrued liabilities	1,075,014	1,039,640
	1,587,562	1,039,640
Shareholders' Equity (Deficiency)
Share capital: (Note 11)
Authorized:
2,000,000 special preference shares, redeemable, voting
Unlimited common shares without par value
Issued and outstanding:
95,324,511 common shares (2009: 89,383,003)	50,102,699	48,494,180
Equity component of bridge loans (Note 11)	5,784	-
Contributed surplus (Note 12)	24,664,404	24,145,911
Deficit accumulated during the development stage	(75,792,113)	(71,117,252)
	(1,019,226)	1,522,839
	$568,336	$2,562,479

Going Concern (Note 2)
Related Party Transactions (Note 14)
Commitments (Note 15)
Contingencies (Note 16)
Subsequent Events (Note 20)

"Joseph Fuda" (Signed)
Joseph Fuda, Director

"David Sharpless" (Signed)
David Sharpless, Director

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in United States dollars)

For the year ended October 31, 2010 (with comparative data)

				Period from
				September 3, 1997
	Oct. 31, 2010	Oct. 31, 2009	Oct. 31, 2008	to October 31, 2010
	(12 mos )	(12 mos )	(12 mos )

Costs and expenses (income):
Administration	$349,324	937,146	604,203	$4,852,515
Professional, other fees and salaries (Note 11 and 14)	1,345,406	3,240,960	3,304,771	46,312,665
Research and development (recovery) (Note 9)	(106,007)	13,880	1,063,508	8,779,513
Travel and entertainment	146,104	223,586	398,474	2,342,290
Amortization of property and equipment (Note 8)	8,586	11,567	5,210	369,829
Foreign exchange loss (gain)	32,101	(28,153)	52,321	135,748
Writedown of deferred development costs (Note 9)	2,711,392	-	-	2,234,260
Write-down of royalty rights	-	-	-	10,000,000
Allowance for promissory note receivable	201,333			201,333
Other expenses	-	-	-	732,941
Loss before undernoted	4,688,239	4,398,986	5,428,487	75,961,094

Interest and other income	(22,886)	(88,047)	(11,762)	(675,298)

Loss before income taxes	(4,665,353)	(4,310,939)	(5,416,725)	(75,285,796)

Income taxes (Note 13)	9,508	-	-	29,185

Net loss for the year	(4,674,861)	(4,310,939)	(5,416,725)	(75,314,981)

Deficit accumulated during the development stage, beginning of year	(71,117,252)	(66,806,313)	(61,389,588)	-
Deficit accumulated during the development stage, end of year	$(75,792,113)	(71,117,252)	66,806,313	$(75,314,981)

Loss per share - basic and diluted	(0.05)	(0.05)	(0.07)	(1.33)

Weighted average number of shares	92,225,645	86,400,439	78,012,115	56,484,611

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

For the year ended October 31, 2010 (with comparative data)

	Oct. 31, 2010	Oct. 31, 2009	Oct. 31, 2008
	(12 mos )	(12 mos )	(12 mos )

Cash flows from operating activities:
Net loss for the year	$(4,674,861)	$(4,310,939)	$(5,416,725)
Adjustments to reconcile loss for the period to net cash used in operating activities:
Amortization of patents and trademarks	-
Amortization of property and equipment	8,586	11,567	5,210
Accretion expense	5,415	-	-
Stock option expense	95,038	1,951,569	1,041,414
Increase in deposits and other receivables	(19,910)	(154,575)	(44,254)
Increase (decrease) in accounts payable and accrued liabilities	170,874	97,415	(673,809)
Writedown of deferred development costs	2,711,392	-	-
Shares issued to supplier		173,125	-
Write-down of royalty rights	-	-	-
Write-down of patents and trademarks	-	-	-
Share compensation expense	-	-	-
Other adjustments	-	-	-
Gain on settlement of debt	(114,000)
Allowance for promissory note receivable (Note 7)	201,333
Net cash used in operating activities	(1,616,133)	(2,231,838)	(5,088,164)

Cash flows from investing activities:
Purchase of property and equipment	(851)	(9,668)	(31,531)
Patents and trademarks	(78,891)	(147,850)	-
Deferred development costs	(878,852)	(2,000,611)	-
Other		-	-
Royalty rights	-	-	-
Net cash used in investing activities	(958,594)	(2,158,129)	(31,531)

Cash flows from financing activities:
Issue of common shares	1,981,741	4,020,842	5,350,355
Bridge loans	512,915	-	-
Other	-	-	-
Net cash provided by financing activities	2,494,656	4,020,842	5,350,355

Increase (decrease) in cash and cash equivalents	(80,071)	(369,125)	230,660

Cash and cash equivalents, beginning of year	106,110	475,235	244,575

Cash and cash equivalents, end of year	$26,039	$106,110	$475,235

Supplemental cash flow information:
Interest paid	-	-	-
Income taxes paid	-	-	-

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
(Expressed in United States dollars)

For the year ended October 31, 2010 (with comparative data)
	Number of	Share Capital	Contributed	Deferred	Equity	Deficit
	Shares		Surplus	Share	component	Accumulated
				Compensation	of Bridge loan	During
						Development
						stage

Micromem share capital, October 31, 1998	3,490,643	$-	$-	$-	$-	$-
Exercise of director’s stock options	490,000	-	-	-	-	-
Pageant share capital, October 31, 1998	-	1	-	-	-	-
Net loss for the year	-	-	-	-	-	(500,992)
Common shares of Pageant, December 4, 1998	-	4,999	-	-	-	-
Assigned fair value of net assets	32,000,000	549,140	-	-	-	-
Micromem share capital, September 11, 1999	35,980,643	554,140	-	-	-	(500,992)

Exercise of common share purchase warrants for cash	120,676	164,053	-	-	-	-
Private placement of common shares for cash, May 17, 1999	350,000	1,050,000	-	-	-	-
Shareholder loan forgiven	-	-	544,891	-	-	-
Exercise of stock options for cash	100,000	300,000	-	-	-	-
Net loss for the year	-	-	-	-	-	(5,207,787)
Balance, October 31, 1999	36,551,319	2,068,193	544,891	-	-	(5,708,779)

Exercise of common share purchase warrants for cash	182,087	274,717	-	-	-	-
Exercise of stock options for cash	100,000	300,000	-	-	-	-
Deferred share compensation	-	-	2,711,881	(453,219)	-	-
Private placement of common shares for cash, February 10, 2000	2,000,000	5,000,000	-	-	-	-
Common shares issued pursuant to compensation agreements, March	901,110	4,206,447	-	-	-	-
Stock options issued to directors/consultants	-	-	9,681,257	-	-	-
Net loss for the year	-	-	-	-	-	(16,940,613)
Balance, October 31, 2000	39,734,516	11,849,357	12,938,029	(453,219)	-	(22,649,392)

Exercise of common share purchase warrants for cash	362,450	554,655	-	-	-	-
Common shares issued under rights offering November 20, 2000	304,674	1,119,058	-	-	-	-
Exercise of stock options for cash	800,000	2,400,000	-	-	-	-
Deferred share compensation	-	-	(453,219)	453,219	-	-
Stock-based compensation	-	-	34,000	-	-	-
Exercise of director’s stock options for cash, January 17, 2001	714,686	71,469	-	-	-	-
Common shares issued pursuant to compensatory stock options, at	-	1,581,242	(1,581,242)	-	-	-
Adjustment-share compensation expenses	-	-	(677,420)	-	-	-
Common shares issued pursuant to compensation agreement, January	11,192	66,461	-	-	-	-
Private placement of common shares for cash, March 21, 2001	2,000,000	4,000,000	-	-	-	-
Common shares issued under asset purchase agreement to Estancia	2,007,831	8,000,000	-	-	-	-
Compensation shares due but not issued	-	-	1,431,545	-	-	-
Stock options issued to directors/consultants	-	-	4,627,752	-	-	-
Net loss for the year	-	-	-	-	-	(9,187,377)
Balance, October 31, 2001	45,935,349	29,642,242	16,319,445	-	-	(31,836,769)

Stock options issued to directors/consultants	-	-	1,832,500	-	-	-
Shares issued pursuant to compensatory agreement, March 26, 2002	765,588	1,431,545	(1,431,545)	-	-	-
Net loss for the year	-	-	-	-		(14,565,515)
Balance, October 31, 2002	46,700,937	31,073,787	16,720,400	-	-	(46,402,284)

Private placement of common shares for cash, August 13, 2003	2,031,250	162,500	-	-	-	-
Net loss for the year	-	-	-	-	-	(1,767,965)
Stock options issued to directors/consultants			318,000		-
Balance, October 31, 2003	48,732,187	31,236,287	17,038,400	-	-	(48,170,249)

Private placement	800,000	73,000	-	-	-	-
Exercise of common share warrants	3,231,250	264,500	-	-	-	-
Exercise of options for cash	5,300,000	530,000	-	-	-	-
Stock options issued to consultant	-	-	1,379,970	-	-	-
Net loss for the year	-	-	-	-	-	(2,314,298)
Balance at October 31, 2004	58,063,437	$32,103,787 $	18,418,370 $	-	$-	$(50,484,547)

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
(Expressed in United States dollars)

For the year ended October 31, 2010 (with comparative data)
	Number of	Share Capital	Contributed	Deferred	Equity	Deficit
	Shares		Surplus	Share	component	Accumulated
				Compensation	of Bridge loan	During
						Development
						stage

Balance at October 31, 2004	58,063,437	32,103,787	18,418,370	-	-	(50,484,547)

Exercise of common share purchase warrants for cash	2,431,250	206,500	-	-	-	-
Private placement of common shares for cash	2,342,334	1,472,500	-	-	-	-
Exercise of stock options	1,820,000	553,600	-	-	-	-
Settlement of accounts payable for common shares	62,428	43,700	-	-	-	-
Stock options issued to consultants/employees	-	-	1,721,742	-	-	-
Legal expenses relating to private placements	-	(75,000)	-	-	-	-
Net loss	-	-	-	-	-	(4,035,483)
Transfer to contributed surplus (restatement)	-	(264,000)	264,000	-	-	-
Balance at October 31, 2005	64,719,449	34,041,087	20,404,112	-	-	(54,520,030)

Exercise of stock options	3,550,000	1,064,980	-	-	-	-
Stock options issued to consultants/employees	-	-	2,058,560	-	-	-
Private placement of common shares for cash	150,000	75,000	-	-	-	-
Exercise of common share purchase warrants for cash	771,850	485,548	-	-	-	-
Net loss	-	-	-	-	-	(4,058,180)
Transfer to contributed surplus (restatement)	-	1,026,738	(1,026,738)	-	-	-
Balance at October 31, 2006	69,191,299	36,693,353	21,435,934	-	-	(58,578,210)

Exercise of stock options	1,700,000	552,000	-	-	-	-
Transfer from contributed surplus	-	340,122	(340,122)	-	-	-
Price adjustment on outstanding warrants	-	(1,326,308)	1,326,308	-	-	-
Stock options issued to consultants/employees	-	-	86,787	-	-	-
Stock options issued to Directors	-	-	96,945	-	-	-
Warrants issued to consultants	-	-	85,484	-	-	-
Exercise of common share purchase warrants for cash	477,500	191,000	-	-	-	-
Private placement of common shares for cash	1,577,368	716,230	-	-	-	-
Net loss	-	-	-	-	-	(2,811,378)
Balance at October 31, 2007	72,946,167	37,166,397	22,691,336	-	-	(61,389,588)

Warrants issued to consultants	-	-	23,814	-	-	-
Private placement of common shares for cash	4,152,296	2,980,031	-	-	-	-
Exercise of stock options	1,440,000	1,010,500	-	-	-	-
Exercise of common share purchase warrants for cash	3,671,318	1,493,527	-	-	-	-
Transfer from contributed surplus for stock options exercised	-	537,494	(537,494)	-	-	-
Transfer from contributed surplus for warrants exercised	-	1,411,792	(1,411,792)	-	-	-
Stock options issued to directors/consultants	-	-	1,017,600	-	-	-
Settlement of accounts payable for common shares.	30,000	59,100	-	-	-	-
Cashless exercise of warrants for common shares	646,886	-	-	-	-	-
Warrants issued for private placement	-	(330,957)	330,957	-	-	-
Common shares for services	50,000	52,250	-	-	-	-
Net loss	-	-	-	-	-	(5,416,725)
Balance at October 31, 2008	82,936,667	44,380,134	22,114,421	-	-	(66,806,313)

Private placement of units for cash	4,393,535	2,305,215	653,627	-	-	-
Exercise of stock options	1,652,801	992,417	-	-	-	-
Transfer from contributed surplus for stock options exercised	-	573,706	(573,706)	-	-	-
Common shares for services	200,000	173,125	-	-	-	-
Financing cost paid	-	(164,417)	-	-	-	-
Stock options issued to directors/consultants	-	-	1,951,569	-	-	-
Exercise of common share purchase warrants for cash	200,000	234,000	-	-	-	-
Net loss	-	-	-	-	-	(4,310,939)
Balance at October 31, 2009	89,383,003	48,494,180	24,145,911	-	-	(71,117,252)

Private placement of units for cash	5,749,201	1,599,658	421,393	-	-	-
Common shares for services	192,307	50,000	-	-	-	-
Financing cost paid	-	(39,310)	-	-	-	-
Stock options extended to directors/consultants	-	-	95,038	-	-	-
Warrants issued to loan holder	-	-		-	-	-
Warrants extended	-	(1,829)	1,829	-	-	-
Equity portion of bridge loan	-	-	233	-	5,784	-
Net loss	-	-	-	-	-	(4,674,861)
Balance at October 31, 2010	95,324,511	50,102,699	24,664,404	-	5,784	(75,792,113)

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

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

The Company currently operates as a developer of non-volatile magnetic memory technology and has developed magnetic sensor technology applications. The Company has not generated revenue through October 31, 2010 and is devoting substantially all of its efforts to the development of its technologies. Accordingly, for financial reporting purposes, the Company is a development stage enterprise.

2.	GOING CONCERN

These consolidated financial statements have been prepared on the “going concern” basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

Certain principal conditions and events are prevalent which indicate that there is doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. The Company has incurred substantial recurring losses to date; it reports a working capital deficiency and a shareholders’ deficiency at October 31, 2010.

The Company will focus its development effort on an existing project in order to develop a commercial application for this project and will continue to raise financing for operations as outlined in Notes 11 and 20.

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

October 31, 2010 and 2009

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

These consolidated financial statements include the accounts of the Company and its wholly- owned subsidiaries:

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
(Expressed in United States dollars)

October 31, 2010 and 2009

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

Significant estimates made by the Company include the allowance for doubtful accounts receivable, the value of the promissory note receivable, the expected life of property and equipment, the valuation of patents, the valuation of deferred development costs incurred, bridge loans, the valuation of accrued liabilities and the computation of fair values of stock options and warrants using the Black Scholes option-pricing model.

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

October 31, 2010 and 2009

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

As a result of the adoption of these standards, the Company classifies cash and cash equivalents as held-for-trading. Held-for-trading financial assets are measured at fair value with unrealized gains and losses recognized in the Consolidated Statement of Operations. Accounts receivable and promissory note receivable are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method. Accounts payable and accrued liabilities and bridge loans are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method.

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
(Expressed in United States dollars)

October 31, 2010 and 2009

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

g.	Short-Term Investment:

Short-term investment consists of a secured, interest-bearing promissory note with a maturity date, of September 30, 2010 which has been fully reserved due to uncertainty of collection (Note 7).

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

The Company has determined that, at October 31, 2010 and 2009, the prototype units that it is developing do not constitute saleable inventory and, accordingly, no inventory balances are reported.

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
(Expressed in United States dollars)

October 31, 2010 and 2009

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

k.	Property and Equipment:

Property and equipment are recorded at cost and are amortized over their estimated useful lives at the following annual rates and methods:

Computers	30% declining balance basis
Office equipment	30% declining balance basis

l.	Research and Development Costs

Research costs are expensed in the period incurred. Development costs are expensed as incurred unless they meet the criteria for deferral. Commencing in 2009, the Company determined that its continuing activities related to the development of its memory and sensor technology met the deferral criteria and, accordingly, these costs have been capitalized and are tested annually for recoverability. Development costs will be amortized on an appropriate basis at the time the Company enters commercial production.

Investment tax credits (ITCs) arising from research and development are recognized when their realization is reasonably assured. The ITCs are applied against the related costs and expenditures in the year that they are incurred.

m.	Patents

Patents are recorded at cost and are amortized on a straight line basis over their estimated useful lives of 5 years. Effective November 1, 2009, the Company revised the estimated useful life of patents from 10 years to 5 years. The impact of the change in estimate to the 2011, 2012 and 2013 financial statements is an increase in the amortization of $20,238, $20,238, and $20,238 respectively. Patents are recorded net of accumulated amortization with amortization expense capitalized with development cost since the patents are directly related to development.

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

October 31, 2010 and 2009

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

October 31, 2010 and 2009

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

Fair value and liquidity risk disclosure

Effective November 1, 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued an amendment to Handbook Section 3862 to provide improvements to fair value and liquidity risk disclosures. The amendment applies to the Company's fiscal year ending October 31 2010. This adoption resulted in additional disclosure as provided below.

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments where measurement is required. The fair value of financial instruments approximated their carrying amounts due to the relatively short period to maturity. Fair value amounts represent point-in-time estimates and may not reflect fair value in the future. The measurements are subjective in nature, involve uncertainties and are a matter of significant judgment. The methods and assumptions used to develop fair value measurements, for those financial instruments where fair value is recognized in the balance sheet, have been prioritized into three levels of the fair value hierarchy as follows:

Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The Company's financial instruments measured at fair value on the balance sheet consist of cash and cash equivalents. Cash and cash equivalents and cash equivalents are measured at level 1 of the fair value hierarchy.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

5.	RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

	a.	Business Combinations:

The CICA issued Section 1582, Business Combinations, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures. The new section requires the acquirer indentified in a business combination transaction to reorganize the identifiable assets acquired and liabilities assumed, including the types of liabilities, at their acquisition date fair values. In addition, the section requires the acquirer to recognize and measure goodwill or gain from a bargain purchase, and requires the expensing of costs relating to the acquisition in the period in which they are measured. In addition, the CICA issued Sections 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which replaces the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements, while section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to business combination.

These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 with earlier application permitted. The Company is currently evaluating the new sections to determine the potential impact on its consolidated financial statements in future.

	b.	International Financial Reporting Standards (IFRS):

In February 2008, the Accounting Standards Board ("AcSB") confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. In April, 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, on January 1, 2011. The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for its year ended October 31, 2011, and of the opening balance sheet as at November 1, 2010. The Company is continuing to assess the financial reporting impacts of the adoption of IFRS and, at this time, the impact on future financial position and results of operations is not reasonably determinable or estimable. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required, as well as system changes that may be necessary to gather and process the required information.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

6.	CAPITAL RISK MANAGEMENT

The Company’s objective when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Company includes equity, comprised of issued capital stock, contributed surplus and deficit, in the definition of capital. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to further develop and market its technologies and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity and warrants or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the twelve months ended October 31, 2010.

7.	PROMISSORY NOTE RECEIVABLE

In April 2009, the Company advanced $200,000 to a private company incorporated in New Jersey and a strategic development partner of the Company. On August 1, 2009, the Company and the private company executed a promissory note with respect to the $200,000 advance stipulating the following terms and conditions:

	a.	Maturity date of September 30, 2010.

	b.	Interest payable on a quarterly basis in arrears calculated from August 1, 2009 at a rate of 10%.

	c.	Secured by a first priority security interest over all of the assets of the private company.

As at February 14, 2011 the promissory note has not been repaid; interest payments have been paid through September 30, 2010. The Company is negotiating new repayment terms with the borrower and has reviewed its security position. At October 31, 2010, the Company has made a provision for the outstanding principal amount of $200,000 pending resolution of these collection efforts. The provision for the loan has been recorded in administration expense (Note 20).

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

8.	PROPERTY AND EQUIPMENT

		2010
		Accumulated	Net Book
	Cost	Amortization	Value
Computer	$40,733	$24,047	$16,686
Equipment	25,989	25,989	-

Total	$66,722	$50,036	$16,686

		2009
		Accumulated	Net Book
	Cost	Amortization	Value
Computer	$39,882	$15,460	$24,422
Equipment	25,989	25,989	-

Total	$65,871	$41,449	$24,422

In 2009, the Company removed from its accounts a total of $50,616 of fully amortized assets which had been reflected in its accounts since 2004. These assets have been disposed of at nil value.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

9.	DEFERRED DEVELOPMENT COSTS

In the year ended October 31, 2010, the Company capitalized costs in the amount of $932,302 (2009: $2,000,611) relating to the development of its memory and sensor technology for future commercialization. Development costs include directly related consulting fees, materials and third party costs. During 2010, the Company evaluated the recoverability of these capitalized costs and has reflected an impairment reserve of $2,711,392 against future realization of these costs. Included in research expenses is a gain on settlement of debt in the amount of $114,000.

The breakdown of development costs that have been capitalized is as follows:

Projects	10/31/09	Additions	Impairment	10/31/10
			Reserve

Project A	$337,237	$192,258	$(529,494)	$1
Project B	38,683	75,960	(114,642)	1
Project C	587,349	210,445	(797,793)	1
Project D	750,367	46,819	(797,185)	1
Project E	131,033	90,480		221,513
Project F	155,942	23,452	(179,393)	1
Project G		19,035	(19,034)	1
Project H		242,464	(242,463)	1
Project I		31,389	(31,388)	1

	$2,000,611	$932,302	$2,711,392	$221,521

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

10.	PATENTS

The Company continues to pursue, protect and expand its patents registered in Canada, the United States and in foreign jurisdictions:

		2010
		Accumulated	Net Book
	Cost	Amortization	Value

Patents	$230,294	$28,267	$202,027

		2009
		Accumulated	Net Book
	Cost	Amortization	Value

Patents	$151,641	$3,791	$147,850

11.	SHARE CAPITAL

	a.	Authorized and outstanding:

The Company has two classes of shares as follows:

		i.	Special redeemable voting preference shares, 2,000,000 authorized, none are issued and outstanding.

		ii.	Common shares without par value – an unlimited number authorized. At October 31, 2010 the Company reports 95,324,511 (2009 - 89,383,033) outstanding common shares.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

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

A summary of the status of the Company’s fixed stock option plan as at October 31, 2010 and changes during the periods ended on those dates is as follows:

	Options	Weighted Average
	(000)	exercise price
Outstanding, October 31, 2007	10,325.55
Granted	2,145	1.39
Expired	(100)	.72
Exercised	(1,440)	.70
Outstanding, October 31, 2008	10,930.85
Granted	1,345	1.00
Expired	(600)	1.14
Exercised	(1,653)	.60
Outstanding, October 31, 2009 and 2010	10,022.89

During the year ended October 31, 2010, no stock options were issued nor exercised. During the fiscal year ended October 31, 2010 the Company extended by one year 100,000 options which had expired in November 2009; the exercise price remained unchanged at 60 cents per share. In May 2010 the Company extended by one year the maturity date on 1,927,199 options that had expired in June 2010. The exercise price on these options was unchanged at 72 cents per share. The Company recorded a total expense of $95,038 with respect to the extension of these options, calculated in accordance with the Black Scholes option-pricing model with the following assumptions:

Expected dividends	-
Volatility factor	59%-71%
Risk free interest rate	.6%
Weighted average expected life	1 year

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

11.	SHARE CAPITAL (Cont’d)

No cash proceeds were realized during the year ended October 31, 2010 by the Company as the result of options exercised by officers and directors and staff (2009: 1,652,801 options exercised for proceeds of $992,417).

No new options were issued in 2010, the following options were granted in the 2008 and 2009 fiscal years:

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

(2)

A total of 200,000 of these options included vesting provisions only when certain performance milestones were achieved by the Company. These milestones were not achieved as of October 31, 2010 and no vesting of these 200,000 occurred to that date. The remaining 1.2 million options included vesting provisions on a quarterly basis commencing in August 2008.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

11.	SHARE CAPITAL (Cont’d)

The fair value of all options granted was estimated as of the date of grant using the Black Scholes option-pricing model with the following assumptions:

	2009	2008
Expected dividends	-	-
Volatility factor	85%	86%-106%
Risk free interest rate	2.54%	2%-5%
Weighted average expected life	5 years	5 years

The current stock compensation expense as reflected in the financial statements is summarized as:

Quarter Ending	2008	2009	2010

January 31	23,814	355,117	-
April 30	637,254	342,000	30,385
July 31	25,229	342,000	64,653
October 31	355,117	912,452	-

	1,041,414	1,951,569	95,038

The following table summarizes information about stock options outstanding as at October 31, 2010:

Options Outstanding				Options exercisable
		Weighted	Weighted
		average	Average		Weighted
Actual exercise	Number	remaining	exercise	Number	Average
price	outstanding	contractual life	price	Exercisable	exercise price
		(in years)
0.72	1,927,199	0.6 years	0.72	1,927,199	0.72
0.60	315,000	1.9 years	0.60	315,000	0.60
0.80	4,290,000	.7 years	0.80	4,290,000	0.80
1.01	325,000	2.3 years	1.01	325,000	1.01
1.12	20,000	2.4 years	1.12	20,000	1.12
1.50	1,400,000	2.8 years	1.50	1,200,000	1.50
0.63	50,000	.1 years	0.63	50,000	0.63
0.36	350,000	1.5 years	0.36	350,000	0.36
1.00	1,345,000	3.8 years	1.00	1,345,000	1.00
TOTAL	10,022,199		0.89	9,822,199	0.89

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

11.	SHARE CAPITAL (Cont’d)

	c.	Loss per share

The diluted loss per share gives effect to the exercise of any option or warrant for which the exercise price is lower than the average market price during the year using the treasury stock method. The inclusion of the Company’s stock options convertible debt and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and they are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share.

	d.	Private Placements

i.

During the year ended October 31, 2008, the Company completed a series of private placement financings with a number of arms’ length investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. The Company received a total of $2,980,031 subscription proceeds and issued a total of 4,152,296 common shares.

537,128 Common share purchase warrants with an average price of $1.14 were attached to the private placements completed during 2008. In all cases these warrants had a term of 12 months from issue date and then expire if unexercised 12 months after issue date.

ii.

During the year ended October 31, 2009 the Company completed a series of private placement financings with arms’ length investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. The Company received a total of $2,958,842 of subscription proceeds and issued a total of 4,393,535 common shares.

		iii.	Common share purchase warrants were attached to several of the private placements completed during 2009 as follows:

a)	1,153,846 warrants at a price of $0.70 per warrant issued on February 11, 2009.

b)	1,333,333 warrants at a price of $0.75 per warrant issued on April 6, 2009.

c)	390,624 warrants issued at a price of $1.20 per warrant on May 14, 2009.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

11.	SHARE CAPITAL (Cont’d)

d)	39,062 warrants issued at a price of $1.20 per warrant on May 14, 2009.

e)	388,980 warrants issued at a price of $1.24 per warrant on May 19, 2009.

f)	500,000 warrants issued at a price of $0.95 per warrant on August 25, 2009.

The 39,062 warrants issued on May 14th are broker warrants issued with respect to this financing arranged for the Company. A charge to share capital in the amount of $14,297 has been recorded in the accounts in accordance with the Black Scholes option-pricing model with respect to these broker warrants.

388,980 warrants issued on May 19, 2009 had a term of four months and expired unexercised. All remaining warrants expired 12 months from the date of issue. A total of 429,686 warrants were extended for 12 months before the original expiry date. The Company recorded a reclassification entry of $1,829 between contributed surplus and share capital to reflect this extension, calculated in accordance with the Black Scholes option-pricing model. The remaining options expired unexercised.

iv.

In 2010 the Company completed a series of private placement financings with investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. The Company received gross subscription proceeds of $2,021,051 and issued a total of 5,749,201 common shares.

5,749,201 common share purchase warrants with a weighted average price of $0.46 were attached to the private placements completed during 2010. All warrants issued in 2010 have a 12 month term from issue date.

e.	Bridge Loans:

i.

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

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

11.	SHARE CAPITAL (Cont’d)

ii.

On March 31, 2010 the Company secured a 180 day convertible bridge loan from an arm’s length investor in the amount of CDN $250,000. The interest rate on the loan was established at 4% per month (effective interest rate – 48%). The principal and interest of the loan is convertible at $0.55 per share at the holder option. The Company provided 12,500 common share purchase warrants to acquire common shares at a strike price of $0.50 per share. As a result, net proceeds of $220 was allocated to warrants. Subsequent to year end, this loan was extended to June 17th , 2011. The Company provided 20,000 common share purchase warrants at a strike price of CDN $0.20 as part of the renegotiation (Note 20).

iii.

On August 30, 2010 the Company secured a 180 day convertible bridge loan from an arms’ length investor in the amount of CDN $200,000. The interest rate on the loan was established at 2% per month (effective interest rate – 25%). The principal and interest of the loan is convertible at $0.40 per share at the holder’s option. The Company provided 7,500 common share purchase warrants to acquire common shares at a strike price of $0.40 per share. As a result, net proceeds of $14 was allocated to warrants.

The current outstanding bridge loans are summarized as below:

	Loan 1	Loan 2	Total
			Loan
Principal	$249,176	$188,600	$437,776
Interest Accrued	67,686	7,689	75,375
Accretion Expense	4,986	429	5,415
Equity portion of bridge loan - conversion	(4,766)	(1,018)	(5,784)
Equity portion of bridge loan – future warrants	(220)	(14)	(234)

Carrying Value at October 31, 2010	$316,862	$195,686	$512,548

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

11.	SHARE CAPITAL (Cont’d)

iv.	The fair value of the warrants issued with respect to the bridge loan was estimated using the Black Scholes option-pricing model with the following assumptions:

	2007	2008	2010
	Loan	Loan	Loan
Expected dividends	-	-	-
Volatility factor	51% - 97%	51% - 97%	47% – 54%
Risk-free interest rate	4.25%	4.25%	.6%-1.06%
Weighted average expected life	1 year	1 year	6 months

f.	Warrants:

A summary of the outstanding common share purchase warrants as of the Company’s fiscal year-ends and the changes during the periods are as follows:

		Weighted
		average	Proceeds
	Warrants	exercise price	Realized
Balance outstanding at October 31, 2007	4,471,318	$0.40
Exercised in 2008 (i)	(3,421,318)	$0.40	$1,368,527
(ii)	(800,000)	$0.40	nil
(iii)	(250,000)	$0.50	$125,000
Issued with respect to
2008 Unit private placement (iv)	537,128	$1.14
Issued with respect to bridge loan (v)	100,000	$0.50
Balance outstanding at October 31, 2008	637,128	$1.04
Exercised (v)	(200,000)	$1.17	$234,000
Expired (vi)	(826,108)	$1.10
Granted(vii)	3,805,845	$0.86
Balance outstanding at October 31, 2009	3,416,865	$0.82
Exercised	-	-	-
Expired	(2,987,181)	$0.76	-
Granted	5,769,201	$0.46	-
Balance at October 31, 2010	6,198,885	$0.51	-

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

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

(iii)	These warrants were issued in connection with the bridge loan financing described above in Note 11(f)(i). When these warrants were exercised the charge originally recorded to contributed surplus was reversed to share capital.

(iv)	These warrants were issued with respect to the private placements referred to above in Note 11 (e) (i).

(v)	These warrants were issued as above in Note 11 (f) (ii)).

(vi)	(These warrants are the warrants issued in 2008 and in 2009 which were unexercised at their maturity date and expired.

(vii)	Warrants issued as per Note 11 (e) (iv).

g.	Settlement of Accounts Payable:

In June 2008 the Company settled certain accounts payable outstanding with an arm’s length research contractor. It provided cash consideration of $125,000 and 30,000 common shares valued at $59,100 to fully settle the balance due to the contractor.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

11.	SHARE CAPITAL (Cont’d)

In September 2010 the Company settled certain accounts payable outstanding with a supplier by issuing 192,307 common shares valued at $50,000.

h.	Shares Issued Under Service Contract

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

12.	CONTRIBUTED SURPLUS

Balance at October 31, 2007	$22,691,336
Stock compensation expense relating to stock options issued	1,017,600
Stock options exercised	(537,494)
Common share purchase warrants issued	354,771
Common share purchase warrants exercised	(1,411,792)
Balance at October 31, 2008	$22,114,421
Stock compensation expense relating to stock options issued	1,951,569
Stock options exercised	(573,706)
Common share purchase warrants issued	653,627
Balance at October 31, 2009	$24,145,911
Common share purchase warrants issued	423,455
Stock compensation expense relating to stock options extended	95,038
Balance at October 31, 2010	$24,664,404

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

12.	CONTRIBUTED SURPLUS (Cont’d)

The Company recorded this charge to contributed surplus with an offset to share capital reflecting the repricing of the warrants relating to the 2004-2005 Unit private placements described above.

The Company has calculated the charges to contributed surplus as presented above using the Black Scholes option pricing model.

The components of contributed surplus as reported at October 31st include:

		2010	2009	2008
a.	Amount relating to loan forgiveness at inception of the Company	$544,891	$544,891	$544,891
b.	Stock options compensation related	22,602,176	22,507,138	21,129,275
c.	Common share purchase warrants	1,517,337	1,093,882	440,255
		$24,664,404	$24,145,911	$22,114,421

13.	INCOME TAXES

a.

The Company has non-capital losses of approximately $15.7 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. As of October 31, 2010 the tax losses expire as follows:

	Canada	Other Foreign	Total
2014	999,538	-	999,538
2015	3,147,879	-	3,147,879
2026	2,354,966	-	2,354,966
2027	1,980,341	-	1,980,341
2028	10,272	48,000	58,272
2029	2,681,028	1,740,251	4,421,279
2030	1,961,617	772,973	2,734,590

	$13,135,641	$2,561,224	$15,696,865

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

October 31, 2010 and 2009

13.	INCOME TAXES (Cont’d)

b.

Future income taxes reflect the net tax effect of temporary differences between carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax assets and liabilities are as follows:

	10/31/10	10/31/09	10/31/08

Non-capital losses and other	4,104,904	4,122,566	3,255,780
Capital losses	204,815	224,036
Property, equipment,
intangibles and deferred
development costs	1,911,952	1,562,648
Share issue costs	32,525	38,145

	6,254,196	5,947,395	3,255,780
Valuation allowance	(6,254,196)	(5,947,395)	(3,255,780)
	-	-	-

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

13.	INCOME TAXES (Cont’d)

c.	The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is as follows:

	2010	2009	2008

Loss before income taxes	(4,665,353)	(4,310,939)	(5,416,725)
Statutory rate	31.49%	33.00%	33.00%

Expected income tax recovery	(1,469,267)	(1,422,610)	(1,787,519)
Effect on income taxes of unrecognized future income tax
assets relating to deductible temporary differences on:

Non-deductible expenses and other items	34,860	667,939	352,246

Expiry of non-capital losses	312,428	-
Share issue costs and other	(9,827)	(47,681)

Future tax assets not recognized in prior years	(2,568)	(2,094,503)
Effect of exchange rate on future tax assets carried forward from previous years	(300,585)
Change in future income tax rates	1,128,158	-
Change in valuation allowance	306,801	2,896,855	1,435,273

	-	-	-

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

14.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS

a.	Chairman:

On May 29, 2005, the Company entered into a new employment agreement with the Chairman for a period from January 1, 2005 through September 30, 2009. In 2009, the Company extended the agreement to December 31, 2010. Under the terms of the agreement, the Chairman was retained to provide certain management services to the Company. The Company agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over year basis commencing as of December 31, 2005 subject to a minimum annual compensation amount of $150,000 Canadian funds. At the Company’s option it can pay cash or issue common shares as compensation providing that the cumulative maximum number of shares that it can issue under the agreement is two million common shares. The Company determined that the compensation expense in fiscal 2010 was $150,000 Canadian funds ($143,877 U.S. funds at average exchange rates) under this agreement (2009: $150,000 Canadian funds or $129,149 U.S. funds). Subsequent to year end, the Board of Directors extended the Chairman’s contract on a month to month basis reflecting the minimal annual compensation amount of $150,000 Canadian funds.

In 2009 the Chairman was awarded a total of 150,000 common stock options at a strike price of $1.00 per common share (2008 and 2010: no options were awarded).

The total compensation paid to the Chairman during the year is summarized as follows:

	Cash Compensation	Stock Option Expense
2010	$143,877	$-
2009	129,149	101,760
2008	416,171	-

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

14.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS (Cont’d)

b.	Management and consulting fees:

Included in professional fees as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers and directors of the Company. The total compensation paid to such parties during the fiscal years ending October 31, 2008 - 2010 is as follows:

	Cash Compensation	Stock Option Expense
2010	$621,223	$64,653
2009	$625,576	$407,040
2008	$825,748	$637,835

The Stock Option Expense in 2010 as listed above relates to the extension of 1,927,199 of options as described in Note 11(b).

The above-noted compensation has been included in the Consolidated Statements of Operations, and Deficit under the caption Professional, Other fees and Salaries, which total amount reported includes:

	2010	2009	2008
Professional and other fees	$750,482	$845,533	$2,021,786
Salaries and wages	499,886	443,858	241,571
Stock compensation expense	95,038	1,951,569	1,041,414
	$1,345,406	$3,240,960	$3,304,771

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

14.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS (Cont’d)

c.	Cost sharing agreements:

The Company has entered into cost sharing arrangements with companies where certain senior officers and directors exercise significant influence. These transactions, which were measured at the exchange amount on the date of the transaction, relate to salaries, rent and other expenses.

The net expenses reported by the Company in these expense categories are summarized as follows:

	Rent	Salaries	Other	Total
2010	$27,610	$499,886	$13,112	$540,608
2009	17,177	289,897	11,541	318,615
2008	30,000	242,000	1,000	273,000

In 2010 the gross amount of these expenses was $627,568, and the Company re-billed $86,959 of these costs to these related companies. At October 31, 2010 the Company reports $91,493 of balances due from such parties for these expenses and has reserved $80,700 due to uncertainty of collection.

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
(Expressed in United States dollars)

October 31, 2010 and 2009

15.

COMMITMENTS (Cont’d)

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

October 31, 2010 and 2009

15.

COMMITMENTS (Cont’d)

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

The Company had operating lease commitments which expired in 2010 in respect of its head office.

c.	Employment and Consulting Contracts:

The Company has entered into an employment agreement with the Chairman through December 31, 2010 as outlined in Note 14 (a) which stipulates an annual minimum obligation of $150,000 Canadian funds ($143,877 U.S. at average exchange rates). The Company reported $143,877 of compensation expense with respect to this employment agreement in 2010. Subsequent to year end, this contract was extended on a month to month basis without the compensation tied to increases in market capitalization (Note 20).

In May 2008 the Company entered into two year agreements with the President and the Chief Financial Officer and a three year agreement with the President of the Company’s subsidiary, MAST. In May 2010 the agreements with the President and the Chief Financial Officer were continued on a month to month basis on the same terms.

These agreements stipulate cash compensation obligations as below:

President	$13,333	Canadian funds per month
Chief Financial Officer	$12,500	Canadian funds per month
President – MAST	$15,000	Per month through May 2011

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

15.

COMMITMENTS (Cont’d)

d.	Supplier Commitments:

In 2008, the Company entered into an agreement with a supplier which provides industrial foundry services whereby the Company has committed to pay up to $1 million for production services to be provided through 2009. The Company paid $370,000 to this supplier in 2008, and an additional $400,000 in 2009 under the terms of this agreement. No additional expenditure under the terms of this agreement are currently contemplated. In January 2009, the Company received $250,000 of insurance proceeds with respect to a shipment of sample prototype boards that were damaged in transit from the supplier to a sub- contractor. These proceeds have been recorded in the accounts as a reduction of development costs capitalized in 2009.

In July 2009, the Company executed a purchase order for approximately $1 million of services to be provided by a supplier between July 2009 – April 2010. This purchase order was cancelled in October 2010. At October 31, 2010, the Company has paid a total of $348,000 to the supplier and reflects $25,000 in outstanding accounts payable in respect of these working arrangements. The Company reports a recovery of $106,000 in the statement of operations and deficit with respect to these costs which were previously expensed.

In September 2010 the Company settled certain accounts payable outstanding with a supplier by issuing 192,307 common shares valued at $50,000.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

16.	CONTINGENCIES

The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company’s by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

Certain interests under an agreement with a third party reverted to that third party on March 9, 2004. On this basis, to the extent that future revenues are generated by the Company relating directly and specifically to the Vemram Patents, the Company is obligated to pay the third party 32% of the gross profit realized less expenses agreed to by the parties and 32% of any unit royalties realized less direct expenses.

17.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

a.	Fair values

The fair values for all financial assets and financial liabilities approximate their carrying values due to their short-term nature.

b.	Foreign currency balances

The consolidated financial statements include balances that are denominated in Canadian dollars as follows:

	2010	2009	2008
Cash and cash equivalents	$4,681	$90,307	$22,066
Deposits and other receivables	89,238	83,486	122,447
Accounts payable and accrued liabilities	1,063,456	450,342	923,367
Bridge Loans	450,000	-	-

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

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

A 10% strengthening of the US dollars against Canadian dollars would have increased the net equity by $86,395 (2009 – $20,565) due to a reduction in the value of net liability balance. A 10% of weakening of the US dollar against Canadian dollar at October 31, 2010 would have had the equal but opposite effect.

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

October 31, 2010 and 2009

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

As at October 31, 2010, the convertible loan as described in Note 11(e)(ii) was due on October 12, 2010 (Note 20(b)). All remaining financial liabilities are due within 1 year from the balance sheet at October 31, 2010.

Credit Risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalents, deposit and other receivables. The carrying amount of financial assets represents maximum credit exposure.

As at October 31, 2010, the Company reports a working capital deficiency of $1,459,460 and has certain financial commitments (Note 15), the majority of which are due within one year. It must continue to raise financing in order to meet its current obligations.

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

October 31, 2010 and 2009

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

c.	Subsequent events:

The Company has evaluated subsequent events from the end of the most recent fiscal year through February 14, 2011, the date the consolidated financial statements were issued.

d.	A reconciliation between Canadian and U.S. GAAP in these financial statements is as follows:

Balance sheet		2010			2009
	Balance		Balance	Balance		Balance
	Canadian			Canadian
	GAAP	Adjustment	U.S. GAAP	GAAP	Adjustment	U.S. GAAP

Current assets	$128,102	$-	$128,102	$389,596	$-	$389,596
Property and equipment	16,686	-	16,686	24,422	-	24,422
Deferred development costs	221,521	(221,521)	-	2,000,611	(2,000,611)	-
Patents	202,027	-	202,027	147,850	-	147,850
	$568,336	$(221,521)	$346,815	$2,562,479	$(2,000,611)	$561,868

Accounts payable and accrued liabilities	1,075,014	-	1,075,014	1,039,640	-	1,039,640
Bridge Loan	512,548		512,548
	1,587,562		1,587,562	1,039,640		1,039,640

Share capital	50,102,699	(400,659)	49,702,040	48,494,180	(400,659)	48,093,521
Equity compenent of Brudge loans	5,784	-	-	-	-	-
Contributed surplus	24,664,404	400,659	25,065,063	24,145,911	400,659	24,546,570
Deficit	(75,792,113)	(221,521)	(76,013,634)	(71,117,252)	(2,000,611)	(73,117,863)
	$568,336	$(221,521)	$341,031	$2,562,479	$(2,000,611)	$561,868

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

18.	RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“CANADIAN GAAP”) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) (Cont’d)

Loss for the years	2010	2009	2008
Net loss for the year - Canadian GAAP	$(4,674,861)	$(4,310,939)	$(5,416,725)
Add back: Write-off in the current year of prior year cost	$1,869,578
Development cost expensed per U.S. GAAP	(90,488)	(2,000,611)	-
Net loss for the year year - U.S. GAAP	$(2,895,771)	$(6,311,550)	$(5,416,725)
Loss per share - basic and dilluted under U.S. GAAP	(0.03)	(0.07)	(0.07)

Cash flows	2010	2009	2008
Cash flow from operating activities per Canadian GAAP	$(1,616,133)	$(2,231,838)	$(5,088,164)
Expenditure of development costs per U.S. GAAP	(90,488)	(2,000,611)	-
Cash flow from operating activities per U.S. GAAP	$(1,706,621)	$(4,232,449)	$(5,088,164)

Cash flow from investing activities per Canadian GAAP	$(958,594)	$(2,158,129)	$(31,531)
Expenditure of development costs per U.S. GAAP	90,488	2,000,611	-
Cash flow from investing activities per U.S. GAAP	$(868,106)	$(157,518)	$(31,531)

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

18.	RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“CANADIAN GAAP”) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) (Cont’d)

e.	Adoption of new accounting polices

In August 2009, the FASB issued ASU No. 2009-05, “Fair Value Measurements and Disclosures (Topic 820)-Measuring Liabilities at Fair Value” (ASU 2009-05). ASU 2009-05 provides guidance in measuring the fair value of a liability when a quoted price in an active market does not exist for an identical liability or when a liability is subject to restrictions on its transfer. The adoption of this accounting standard had no impact on the Company's financial position or results of operations.

f.	Recent US accounting pronouncements not adopted

In February 2010, the FASB issued ASU No. 2010-09 Subsequent Events (ASC Topic 855) - Amendments to Certain Recognition and Disclosure Requirements (ASU 2010-09). ASU No. 2010-09 requires an entity that is an SEC filer to evaluate subsequent events through the date that the financial statements are issued and removes the requirement for an SEC filer to disclose a date, in both issued and revised financial statements, through which the filer had evaluated subsequent events. The adoption did not have a significant impact on the Company's consolidated financial statements.

In April 2010, the FASB issued Accounting Standards Update 2010-17 (ASU 2010-17), Revenue Recognition - Milestone Method (Topic 605). ASU 2010-17 provides guidance on applying the milestone method of revenue recognition in arrangements with research and development activities. The amendments in this Update are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. The Company is currently in the process of determining the impact, if any, of adoption of the provisions of ASU 2010-17.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

18.	RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“CANADIAN GAAP”) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) (Cont’d)

f.	Recent US accounting pronouncements not adopted (Cont’d)

In April 2010, the FASB issued ASU 2010-13, "Compensation-Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades," or ASU 2010-13. This ASU provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company is currently in the process of determining the impact, if any, of adoption of the provisions of ASU 2010-13.

In December 2010, the FASB issued ASU No. 2010-29, Business Combinations (Topic 805) — Disclosure of Supplementary Pro Forma Information for Business Combinations (“ASU 2010-29”). This standard update clarifies that, when presenting comparative financial statements, SEC registrants should disclose revenue and earnings of the combined entity as though the current period business combinations had occurred as of the beginning of the comparable prior annual reporting period only. The update also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU 2010-29 is effective prospectively for material (either on an individual or aggregate basis) business combinations entered into in fiscal years beginning on or after December 15, 2010 with early adoption permitted. The Company is currently in the process of determining the impact, if any, of adoption of the provisions of ASU 2010-29.

19.	SEGMENTED INFORMATION

There is one operating segment of the business being the development and commercialization efforts with respect to the Company's proprietary memory and sensor application. There is one predominant market segment being the North American market for such technology.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

20.	SUBSEQUENT EVENTS

The following subsequent events are noted as of February 28, 2011:

a)

The Company raised an additional $503,140 through Unit private placements and issued 2,525,000 Units. Each Unit consists of one common share and one share purchase warrant. Of this total, the Chairman of the Company subscribed for 750,000 Units at a Unit price of $0.20 per Unit and the Company realized proceeds of $151,469.

b)

The convertible loan described in Note 11(e)(ii) was renegotiated subsequent to year end. The loan was originally due on October 12th , 2010. Until year end, this note remained overdue and interest was accrued at the stated rate of 4% per month. On December 17th , 2010, the Company renegotiated the loan, now due on June 17th , 2011 and bearing interest at 2% per month. An additional 20,000 warrants which expire on June 17th 2011, were issued in conjunction with the renegotiation.

c)	The convertible loan described in Note 11 (e)(iii) was repaid in February 2011.

d)	The Company secured a $250,000 bridge loan from an arm’s length investor in February 2011 which is unsecured and due on demand and bears interest at a rate of 2% per month.

e)	Subsequent to year end, the Company extended the Chairman’s contract on a month to month basis as outlined in Note 14 at an annual rate of $150,000 Canadian funds in compensation.

f)	The Company has extended the term of 2,448,720 warrants for a period of one year which would have otherwise expired between November 2010 and February 2011.

g)	The Company has granted 375,000 employee stock options with a strike price of CDN $0.55 for a period of two years. These were issued in accordance with the Company’s Stock Option Plan.

h)

The Company negotiated a repayment schedule with respect to the promissory note described in Note 7 in February 2011. The Company has received an initial payment of $10,000; the remaining principal and interest is scheduled for repayment between March – August 2011.

i)	In February 2011, the Company executed a contract with an international energy company and received an initial payment of $75,000 under the terms of the contract.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2010 and 2009

21.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's financial statement presentation.

*******************************************

Item 18.           Financial Statements

Not applicable.

Item 19.           Exhibits

The following exhibits are filed as part of this registration statement and attached hereto:

Exhibit No. 1.1	Articles of Incorporation of Micromem Technologies Inc. and amendments thereto in effect as of January 11, 2000, (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on January 11, 2000).

Exhibit No. 1.2	Articles of Incorporation of Amendment of Micromem Technologies Inc. dated as of October 17, 2001 amending the Articles of Incorporation of Micromem Technologies Inc. to increase the number of directors to a minimum of three and a maximum of ten (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 26, 2003).

Exhibit No. 1.3	Articles of Incorporation of Amendment of Micromem Technologies Inc. dated as of June 24, 2002 amending the Articles of Incorporation of Micromem Technologies Inc. to increase the number of directors to a minimum of 3 and a maximum of 12 (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 26, 2003).

Exhibit No. 1.5	By-Laws of Micromem Technologies Inc. in effect as of January 11, 2002, (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on January 11, 2000).

45

Exhibit No. 1.6	Amendment to the By-Laws of Micromem Technologies Inc. approved by shareholders on June 29, 2000, deleting the requirement from the By-Laws that the President shall be appointed from amongst the directors (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 26, 2003).

Exhibit No. 4.1	Employment Agreement by and between Micromem Technologies, Inc. and Salvatore Fuda dated May 29, 2005. (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on February 28, 2006).

Exhibit No. 4.2	Employment Agreement by and between Micromem Technologies and Joseph Fuda dated May 28, 2008 (Incorporated by reference to the Company’s Form 20-F filed with the Commission on February 24, 2009).

Exhibit No. 4.3	Employment Agreement by and between Micromem Technologies and Dan Amadori dated May 28, 2008 (Incorporated by reference to the Company’s Form 20-F filed with the Commission on February 24, 2009).

Exhibit No. 4.4	Employment Agreement by and between Micromem Technologies and Steven Van Fleet dated May 28, 2008 (Incorporated by reference to the Company’s Form 20-F filed with the Commission on February 24, 2009).

Exhibit No. 4.5	Agreement with Investor Relations Group dated September 1, 2008 (Incorporated by reference to the Company’s Form 20-F filed with the Commission on February 24, 2009).

Exhibit No. 4.6	Agreement with Dreifus Associates Limited (DAL) dated June 1, 2008 (Incorporated by reference to the Company’s Form 20-F filed with the Commission on February 24, 2009).

Exhibit No. 4.7	Unotron Promissory Note dated August 1, 2009 (Incorporated by reference to the Company’s Annual Report on Form 20-F filed with the Commission on March 1, 2010)
.
Exhibit No. 4.8	Agreement with Life Med Technologies Inc. (Incorporated by reference to the Company’s Annual Report on Form 20-F filed with the Commission on March 1, 2010)

Exhibit No. 4.9	Manufacturing Supply Agreement with Unotron. (Incorporated by reference to the Company’s Annual Report on Form 20-F/A filed with the Commission on February 25, 2011)

Exhibit No. 8.1	List of Subsidiaries (Incorporated by reference to the Company’s Annual Report on Form 20-F filed with the Commission on March 1, 2010)

Exhibit No. 12.1	Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 12.2	Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 13.1	Officer's Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 13.2	Officer's Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002 (filed herewith).

46

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

MICROMEM TECHNOLOGIES INC.

By:	/s/ Joseph Fuda
Name:	Joseph Fuda
Title:	Chief Executive Officer

By:	/s/ Dan Amadori
Name:	Dan Amadori
Title:	Chief Financial Officer

Dated: February 28, 2011