Form 20-F
period 2011-10-31
MICROMEM TECHNOLOGIES INC
filed 2012-02-28
CIK 1085921

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For The Fiscal Year Ended October 31, 2011
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
116,149,718 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act:
Yes _____     No      X

If this report is an annual or transition report, indicate by check mark if the registration is not required to file a report pursuant to section 13 or 15 of the Securities Exchange Act of 1934:
Yes _____     No      X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
Yes      X          No _____

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerator filer” in Rule 12b-2 of the Exchange Act:
Large Accelerated Filer   _____                 Accelerated Filer _____                 Non-Accelerated Filer      X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ______                International Financial Reporting Standards as issued                    Other        X
           by the International Accounting Standards Board ______

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17       X            Item 18 ______

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
Yes______      No       X

2

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

ITEM 1.               IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2.               OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.               KEY INFORMATION

A.               Selected Financial Data

The following table sets forth our selected consolidated financial data in United States dollars as of and for each of the five fiscal years ended October 31, 1011, 2010, 2009, 2008 and 2007. The selected consolidated financial data has been derived from our audited consolidated financial statements. All information contained in the following table should be read in conjunction with our audited consolidated audited financial statements and the notes thereto in “Item 17-Financial Statements” and "Item 5 - Operating and Financial Review and Prospects”, included elsewhere in this Annual Report on Form 20-F.

Selected balance sheet information
(all amounts in U.S. dollars)
	2011	2010	2009	2008	2007
Working capital (deficiency)	($1,047,228)	($1,459,460)	($650,044)	($338,079)	($1,531,855)
Capital Assets	10,201	16,686	24,442	26,321	-
Total Assets	906,346	568,336	2,562,479	630,467	329,232
Capital Stock	51,774,555	50,102,699	48,494,180	44,380,134	37,166,397
Shareholders' equity (deficiency)	(217,278)	(1,019,226)	1,522,839	(311,758)	(1,531,855)

Selected statement of operations and deficit information
(all amounts in U.S. dollars)
	2011	2010	2009	2008	2007
Interest and other income	$963	$22,886	$88,047	$11,762	$2,586
Research and development expenses	(75,896)	(106,007)	13,880	1,063,508	682,331
General and administrative and other expenses	1,720,701	4,676,322	2,433,537	3,323,565	1,862,417
Stock compensation expense	928,497	95,038	1,951,569	1,041,414	269,216
Loss before income taxes	(2,572,339)	(4,665,353)	(4,310,939)	(5,416,725)	(2,811,378)
Provision for income taxes (recovery)	1,205	9,508	-	-	-
Net loss	(2,573,544)	(4,674,861)	(4,310,939)	(5,416,725)	(2,811,378)
Loss per share-basic and diluted	(0.03)	0.05	0.05	0.07	0.04
Weighted average number of basic and diluted shares	102,301,168	92,225,645	86,400,439	78,012,115	70,685,153
Dividends	-	-	-	-	-

Reconciliation between Canadian GAAP and U.S. GAAP:

Our consolidated financial statements for the period have been prepared in accordance with Canadian GAAP which, in our case conforms in all material respects with U.S. GAAP except for how the Company has accounted for development expenditures reported in the fiscal years ended October 31, 2011, 2010 and 2009, intangible assets, warrant modification and modification of the conversion feature of bridge loans in the fiscal year ended October 31, 2011 and the allocation of Unit private placement proceeds using the relative fair value method of accounting for the fiscal years through to October 31, 2008.

Under U.S. GAAP all development expenditures are expensed as incurred. In 2011, the Company reports $646,606 (2010: $221,521) of development costs and $135,465 (2010: nil) of intangible asset expenses capitalized under Canadian GAAP.

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

In the year ended October 31, 2011, the Company modified the expiration date of warrants which would have otherwise expired in 2011. Under U.S. GAAP, this amount has been recorded as an increase in paid in capital and a corresponding offset to retained earnings. Under Canadian GAAP a charge of $293,020 is included below net loss in the determination of shareholders’ equity.

In the year ended October 31, 2011, the Company modified the conversion feature of two bridge loans. Under Canadian GAAP, the first loan was considered an extinguishment and issuance of new debt but no gain or loss was recognized as the carrying value of the extinguished debt was not materially different from the modified debt instrument. The second loan did not meet the criteria for extinguishment and as such was treated as a renegotiation. Under U.S. GAAP, the Company evaluated whether the change in the conversion feature represented an embedded derivative that required separation. Under U.S. GAAP, no beneficial conversion feature exists and under Canadian GAAP a $185,564 charge was recorded to retained earnings with an offsetting charge to contributed surplus to reflect the value of the more favourable conversion feature.

A reconciliation between Canadian and U.S. GAAP has been provided in Note 18 to the Company’s 2011 audited financial statements in Item 17 of this Annual Report.

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

	2011	2010	2009	2008	2007
High for period	1.0583	1.0039	0.9716	1.0905	1.0527
Low for period	0.9430	0.9278	0.7692	0.7726	0.8437
End of period	1.0079	0.9885	0.9334	0.8374	1.0527
Average for period	1.0139	0.9640	0.8587	0.9761	0.9120

The following table sets forth, for each period indicated, the high and low exchange rates for United States dollars expressed in Canadian dollars on the last day of each month during such period, based on the Noon Buying Rate.

	February	March	April	May	June	July
	2011	2011	2011	2011	2011	2011
High	0.9788	0.9780	0.9520	0.9728	0.9672	0.9590
Low	0.9710	0.9680	0.9465	0.9653	0.9625	0.9505

	August	September	October	November	December	January
	2011	2011	2011	2011	2011	2012
High	0.9799	1.0482	0.9996	1.0271	1.0216	1.0550
Low	0.9726	1.0372	0.9922	1.0124	1.0162	0.9966

On February 24, 2012 the noon buying rate for one Canadian dollar, as quoted by the Bank of Canada, was CDN $0.9988 = U.S. $1.00.

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

If the going concern assumption was not appropriate for our financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments may be material.

We are still in the development stage and have incurred substantial losses to date. We must raise additional funds for the continued development, testing and commercial exploitation of our technologies. The sources of these funds have not yet been identified and there can be no certainty that sources will be available in the future.

At October 31, 2011 we had $44,062 cash on hand and our current monthly cash expenses were approximately $150,000. Our working capital deficiency is $1,047,228 at October 31, 2011. Subsequent to October 31, 2011, through to the date of the filing of this annual report, we have raised an additional $976,214 through private placements and bridge loans.

We currently have no operating revenue.

At October 31, 2011 we have no revenues and there is no certainty that we will generate revenues in the near future. If we fail to enter into license agreements or if we do not obtain purchase orders from potential customers, we will have no revenues. If we enter into such agreements the amount of the revenues we receive will depend on the terms we are able to get from each licensee and the ability of each licensee to compete in their particular market.

Our magnetic sensor technology is under development.

We continue to develop prototypes of our magnetic sensor technology in 2011 working with our technical advisors, and our strategic development partners. We are pursuing joint development agreements with potential strategic partners with the expectation that we will jointly develop sensor applications for use by these potential strategic partners.

There is no certainty that these current initiatives will result in revenues and cash flow to the Company in the future.

In the event that our magnetic sensor technology is successfully developed we will face competition from larger corporations who also sell sensor technology and who have greater financial resources than the Company.

Our success will be determined by the following factors which have not yet been fully and completely tested nor measured:

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

We are not actively pursuing further development of our memory technology.

Our Magnetic Random Access Memory, also referred to herein as MRAM, which is a non-volatile memory technology that uses magnetic, thin film elements on a gallium arsenide substrate to store information, is currently under development and is therefore not yet proven to be commercially viable. As such, for our development efforts to succeed, significant development work remains to be completed. We have decided to suspend additional development work on our memory technology.

In the event our technology is further developed in future, we would face competition when we are ready to sell or license our products. We will be required to introduce our technology into a well-developed market and compete with major corporations who manufacture, sell and license existing memory products. The market for memory technologies is dominated by major corporations who have established market segments for their memory technologies and products. These corporations have significantly greater financial resources which are required to design, develop, manufacture, market, sell and license their products and technologies. Many of these major corporations have worldwide wafer manufacturing and integrated circuit production facilities.

If we did decide to further development our memory technology in future our success would be determined by the following factors which have not yet been tested or measured:

  the ability of manufacturers to incorporate the technology into existing manufacturing capabilities without significant retooling and material costs;
  price competitiveness; and
  the differential performance advantages of our memory technology.

If we were to complete the development of our technology, our ability to compete successfully would depend on elements outside of our control, including the rate at which customers incorporate our technology into their products, the success of such customers in selling those products, our protection of our intellectual property, the number, nature and success of our competitors and their product introductions and general market and economic conditions. In addition, our success will depend on our ability to develop, introduce, and license or sell in a timely manner our technology or products incorporating our technology and to compete effectively on the basis of factors such as speed, density, die size and power consumption.

Our competitors are seeking to develop other magnetic based memory technologies.

MRAM as a market segment is both crowded and competitive. We understand that other companies have research and development efforts under way in connection with non-volatile random access memory, also referred to herein as RAM. Much work is being done in the MRAM research and development at companies such as NVE, Cypress, Freescale, Phillips, Motorola and others. Other research and development efforts at IBM, Hewlett Packard and Nantero are focused on non-magnetic based non-volatile RAM. Existing competition in low density applications include Honeywell, Naval Research Laboratories, Ramtron and NVE. All of these companies have substantial resources at their disposal.

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

The further development of our sensor technology may require significant additional capital which we may have to fund directly if we are unable to secure financing from development partners. Therefore, we expect to incur expenses without corresponding offsetting revenues at least until we are able to license our technology to third parties. This may result in net operating losses, which will increase until we can generate an acceptable level of revenues, which we may never attain. Further, even if we do achieve operating revenues, there can be no assurance that such revenues will be sufficient to fund continuing operations. Therefore, we cannot predict whether we ever be able to achieve profitability.

The likelihood of the success of our business plan must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with developing and expanding early stage businesses and the competitive environment in which we operate.

We lack manufacturing capacity and will continue to be dependent on third party manufacturers.

In addition to anticipated licensing fees and potential royalty streams, the manufacturing and sale of technology product applications is part of our go forward revenue model.

Our success in the sale of manufactured product depends upon our ability to secure manufacturing of our technology in large quantities and at competitive prices. We have no in-house manufacturing capacity and do not anticipate developing such capacity. To the extent we are successful in completing the development of our technology we will likely be required to rely upon contract manufacturers to produce our products. We may not be able to enter into manufacturing arrangements on terms that are favorable to us. Moreover, there is no assurance that any future manufacturers will have the capability to manufacture our products in sufficient quantities to achieve profitability and within the quality, price, and technical standards required by our customers. In addition, because our technologies use semi-conducting materials other than silicon, there may be a limited number of contract manufacturers capable of producing our products since most are focusing on silicon-based manufacturing. If any future manufacturers should cease doing business with us or experience delays, shortages of supply or excessive demands on their capacity, we may not be able to obtain adequate quantities of product in a timely manner, or at all. Manufacturing new products involves integrating complex designs and processes, coordinating with suppliers for parts and components, and managing manufacturing capacities to accommodate forecasted demand. Failure to obtain sufficient quantities of parts and components, as well as other manufacturing delays or constraints, could adversely affect the timing of new product introductions. Any manufacturing problem or the loss of a contract manufacturer could be disruptive to our operations and result in lost sales.

We will be dependent upon the success of a limited range of products.

The range of products we intend to commercialize is currently limited to applications of our sensor technology. Reliance on a limited range of products could restrict our ability to respond to adverse business conditions. If we are not successful in developing this specific technology, or if there is not adequate demand for such technology or the market for such technology develops less rapidly than we anticipate, we may not have the capability to shift our resources to the development of alternative products. In such case our business would likely be at a significant disadvantage to other competitors in the field. As a result, the limited range of products we intend to develop could limit our revenues and profitability.

We may not realize income from the licensing of our technologies if our licensees fail to commercialize the products that incorporate these technologies.

In order to generate revenues from our sensor technology, we will need to enter into licensing arrangements with third parties who can integrate our technology into products that will gain acceptance in the market. We have not yet entered into any licensing agreements, and there is no assurance that we will be able to do so on acceptable terms or at all. To the extent we are successful in licensing our technology, in general we will seek upfront payments plus ongoing royalties based on anticipated commercial sales of the products into which our technology is incorporated. Our ability to realize royalties will thus depend upon the successful manufacture and commercialization of such products, which will be primarily within the control of the licensee. There is no assurance that any eventual licensees' products will be technologically viable, nor that such licensees will be successful in marketing and selling such products. In addition, licensees could decide to delay or discontinue the commercialization of products for financial or other business reasons. Even if our licensees succeed in developing products that incorporate our technology, in all likelihood a significant amount of research, development and testing will be required before such products can be introduced to market. Therefore we may not receive royalty income for a substantial period following the commencement of any licensing arrangements. If our licensees are unable to commercialize products on a timely basis, they may lose market share to competing or alternative technologies. Any failure by the companies to which we license our technologies to successfully develop marketable products would have an adverse affect on our future royalty payments and financial condition.

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

The rights to certain of our patented technologies for memory design are shared with a third party.

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

We were not required to secure an attestation report of our internal control procedures for the fiscal year ended October 31, 2011 in that our market capitalization during the 2011 fiscal year was below the minimum threshold for such requirements. We maintain a small staff complement and there is limited opportunity for segregation of accounting responsibilities amongst our staff. The Audit Committee functions as the overseer of all financial reporting and governance-related matters. We believe that our procedures and controls are effective, however there can be no guarantee that our procedures and controls mitigate all related risks.

In their Attestation Report dated February 14, 2011, our auditors concluded that there were no material weaknesses in our internal controls over financial reporting. In the 2010 fiscal year we made a concerted effort to address the material weakness that our auditors had identified in their 2009 Attestation Report dated February 17, 2010. These efforts included a formalized quarterly review signoff procedure with our Audit Committee and quarterly discussions with our external auditors. We also assigned one of our staff with full responsibility for the monitoring and testing of our internal accounting controls over financial reporting.

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

We depend on key personnel.

Our senior managers and employees are Salvatore Fuda, who serves as the Chairman of the Board of Directors; Joseph Fuda, who serves as our Chief Executive Officer; Steven Van Fleet, who has primary responsibility for business development and who serves as President of our wholly-owned subsidiary, MAST Inc. and Dan Amadori, who serves as our Chief Financial Officer. We have engaged the services of several engineering/technical consulting firms to assist in converting our development efforts to commercialization. Our success depends on our ability to retain certain of our senior management and key technical personnel and our ability to attract and retain additional highly skilled personnel in the future.

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

Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy or otherwise obtain or use our intellectual property. Monitoring the unauthorized use of our intellectual property is difficult and we cannot be certain that we will be able to adequately protect our intellectual property in the future.

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

Because we have historically raised funds in both U.S. and Canadian markets and a portion of our costs are denominated in Canadian dollars, our funding is subject to foreign exchange risks. A decrease in the value of the U.S. dollar relative to the Canadian dollar could affect our costs and potential future profitability. We do not currently hold forward exchange contracts or other hedging instruments to exchange foreign currencies for U.S. dollars to offset potential currency rate fluctuations.

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

Research and Development Efforts

Prior to 2009, the Company’s research and development initiatives were led by a Technical Advisory Committee which consisted of two of our directors, Steven Van Fleet and Larry Blue. They were assisted as required by outside service providers including design and engineering services and several U.S.-based foundries. Additionally, the Company retained Henry Dreifus of Dreifus Associates, Limited of Orlando, Florida to provide services to the Company. Mr. Dreifus served as a director of Micromem between January 2008 and June 2009.

The following is a commentary on the development of specific projects undertaken since 2008 and the developments through 2011:

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

During 2009, Micromem and BAE Systems successfully completed the manufacturing of a multi-bit array structure of our memory. The work was completed in BAE’s U.S. Department of Defense (“DOD”) foundry in Nashua, New Hampshire. Micromem submitted the multi-bit array structure in a reticle design format to BAE which manufactured the memory using their proprietary high mobility epi layer and their standard foundry processes. The magnetic processing steps required in the manufacture of our memory were subcontracted to specialty manufacturers. Memory testing was completed by a certified third party company.

Micromem and BAE Systems were successful in creating a fully functioning multi-bit MRAM cell. Our strategy was to license the memory patent portfolio to clients that have specific end user requirements that require low power, high temperature radiation hardened memory.

The Company initially anticipated having a concentrator unit available from a supplier, NanoOpto, in 2010 which would have allowed the Company to build sensor applications with the required tolerance and performance levels required by BAE and the DOD in general. NanoOpto discontinued operations during 2010 and no further initiatives were undertaken in 2011. The Company may develop an alternative solution for the concentrator, pending the resolution of its working capital constraints. At that time, it plans to re-approach BAE with the intention of pursuing commercial discussions.

Between 2008 – 2010, Micromem spent a total of $797,186 with respect to these foundry services provided by BAE. Given these developments, at October 31, 2010, the Company recorded an impairment reserve of $797,185 against these costs which were previously capitalized and continues to report its investment in development costs at nominal value of $1 as of October 31, 2011.

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

From a development standpoint, the Company has incurred $529,495 of costs associated with the development of prototype products and has delivered these prototypes to Unotron. The Company engaged engineers to assist in this effort and incurred the cost associated with several trips to the Unotron manufacturing facilities in China during 2010. The products have been developed and accepted by our client during two visits to Hong Kong by engineers engaged by Micromem. A short list of integration issues with the client’s keyboard controller remains outstanding. These will be resolved if we are in receipt of an order forecast in accordance with the manufacturing agreement.

The Company believes that it has met all of the technical specifications associated with the prototype products and remains committed to fulfilling the terms and conditions of the contractual arrangements executed. Given the delays that the Company has encountered in 2010 in finalizing the commercial terms with Unotron, it recorded an impairment reserve of $529,494 and reports its investment in development costs at nominal value of $1.

In 2011 the Company suspended all further development activities with Unotron, pending repayment of the outstanding promissory note, as discussed below.

The secured debenture that Micromem holds with Unotron matured on September 30, 2010. Since that time the Company has been in regular negotiations with Unotron with respect to the repayment of the debenture. In 2011, Unotron repaid a total of $115,000 of the outstanding balance due to the Company. The outstanding balance, including principal and interest, at October 31, 2011 is $111,553 and that amount is full reserved by the Company. We continue to pursue collection of the remaining balance owing by Unotron.

LMTI: In 2009 Micromem and Life Med Technologies Inc. (“LMTI”) entered into a manufacturing agreement. Under the terms of the agreement, Micromem agreed to design and manufacture prototypes, submit and obtain FDA 510(K) approval and manufacture a medical device that incorporates our magnetic sensor technology.

During 2010 our prototype was developed and tested and was ready for FDA protocol trials. In addition, all sections of the FDA documentation that we could complete were submitted to our FDA attorney. The sections of the FDA applications requiring LMTI’s input were not received or completed.

During 2010 we met on numerous occasions with the principals of LMTI. LMTI communicated an interpretation of the original contractual agreements with which the Company disagreed. Under the terms of the executed contractual agreements, Micromem had agreed to incur the development costs with respect to the product prototype, to file the FDA submission in its name and, in this process, would retain all of the rights to the intellectual property that was developed. Micromem had agreed that upon LMTI’s fulfillment and payment under the terms of the purchase order, Micromem would transfer the related intellectual property to LMTI.

As of October 31, 2010 we had incurred a total of approximately $115,000 of direct costs associated with the LMTI project and, given the developments as above, we fully reserved these costs in the third quarter of 2010.

In mid-2011 we served notice to LMTI that given their inability or unwillingness to comply with the terms of the agreements that were executed with LMTI, we were cancelling our working arrangements with LMTI. .

At October 31, 2011 the Company is exploring alternative market opportunities and other potential strategic partners for this technology.

NEMT: In 2009 Micromem and NEMT entered into a manufacturing agreement to develop a magnetic device capable of detecting small changes in the earth’s magnetic signature. NEMT planned to use this for aerial exploration in the Bering Sea for oil and gas reserves. The prototype device was designed and built and tested in the field by NEMT. Our intention was to deliver the final product during 2010 to NEMT; they would use the device to fulfill an exploration contract they were awarded. However, the development of this technology was not finalized by the contractor we engaged to complete this work due to Micromem’s cash constraints.

During 2011 the Company completed extensive upgrades to the software and the device is back in the field being tested. As a result of the initial work that we have undertaken with NEMT, we have identified a further opportunity and we have recently submitted a proposal based upon this development to a company focused on gold mining. Negotiations are ongoing to execute a potential development contract.

The Company has also issued a development proposal for further enhancements to this technology to incorporate recent enhancements including integration with hyperspectral monitoring for aerial operations.

The Company recorded an impairment reserve of $797,793 with respect to the direct costs associated with the NEMT project as of the end of its third quarter as reported on September 29, 2010. At October 31, 2011 the Company reports its investment in development costs at $15,001 representing the additional cost expended by the Company in 2011.

Oil Sensor: The Company is in discussions with two potential automotive clients for a development and licensing contract for an enhanced oil condition sensor that includes use of nanoparticles embedded in the oil filter. A provisional patent for this unique technology has been generated and submitted to the USPTO.

International Energy Company: The Company has been successful in detecting a 30-nanometer particle at 1 ppb, which is considered as a major contract milestone. The design phase of the project has been completed and a proof of concept prototype is under construction for anticipated delivery in 2012.

GSI Westwind: The Company has met the design milestone outlined in the original development plan and received the related second milestone payment of $27,300 during the third quarter of 2011. It is now proceeding with the next phase in the contract which is the development of a manufacturing prototype.

Medical Device: The Company is currently negotiating with three non-U.S. companies for manufacturing and licensing rights for our medical sensor. If these negotiations are successful the anticipated contract calls for these clients to underwrite commercialization efforts of the product, to be responsible for sales and marketing channels and commit to pay royalties to the Company tied to future product sales.

Intellectual Property: Micromem has commenced the process of preparing provisional patents for several of the applications that it has under development including an integrated sensor platform for oil monitoring in vehicles, an array of high resolution sensors and a data processing algorithm for use in conjunction with medical devices. We have engaged new legal counsel for these initiatives.

Changes to Our Board of Directors and Management

At our Annual Meeting of Shareholders held on Friday, October 28, 2011, Salvatore Fuda, Andrew Brandt, Joseph Fuda, David Sharpless, Steven Van Fleet, Oliver Nepomuceno, Larry Blue and Alex Dey were reelected to serve on our Board of Directors. Messrs. Salvatore Fuda, Joseph Fuda, Dan Amadori and Steven Van Fleet continue to serve as officers of the Company.

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

Our Company's Technology

We have decided that we will not pursue the further development of our memory technology because of the significant cost that would be required to pursue the commercialization of our memory technology as a standalone application. Competitors in the development of memory technology are much larger and better financed international entities.

We have been aggressively developing our sensor technology applications for multiple potential commercial applications since 2008.

Our technology combines the use of semi-conducting ferromagnetic metals with a sensor. When the magnetization of the magnetic material changes direction, the sensor senses the change in direction and records a “0” or “1”. In this fashion, a bit is created that is non-volatile and based on magnetic properties.

Equity Financing Transactions

During the 2009 fiscal year, the Company completed a series of private placement financings with arm’s length investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. In total, the Company received proceeds of $2,958,842 from the issuances of 4,393,535 common shares.

In these financings, a total of 3,805,845 common share purchase warrants were attached to the common shares with a maximum term of 12 months from issue date and exercise prices ranging from $0.70 to $1.24 per warrant. Additionally, the Company issued 39,062 broker warrants to a financial advisor who secured financing for the Company.

In 2009 warrant holders exercised 200,000 common share purchase warrants and the Company realized proceeds of $234,000. Cash proceeds realized during the year ended October 31, 2009 by the Company upon the exercise of 1,652,801 options by officers and directors and staff totaled $992,417.

In the 2010 fiscal year, the Company completed a series of private placement financings with arms’ length investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. The Company received a total of $2,021,051 of proceeds and issued a total of 5,749,201 common shares. A total of 5,749,201 common share purchase warrants were attached to the private placement shares at an average exercise price of $0.44 per warrant. The warrants in all cases had a 12 month term from issue date.

In 2010 the Company secured two bridge loan totaling $437,776 which were repaid in 2011. The total interest paid on these bridge loans was $75,375. A total of 20,000 common share purchase warrants were also issued to the lenders in 2010.

In the 2011 fiscal year, the Company completed a series of private placement financings with arms’ length investors pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received gross proceeds of $2,478,681 and issued a total of 20,825,207 common shares. In addition, a total of 20,825,207 common share purchase warrants with an average price of $0.14 were attached to the private placements completed during 2011. All warrants issued in 2011 have a 12 month term from issue date.

In 2011 the Company extended the expiry date on a total of 7,928,432 common share purchase warrants which would have otherwise expired during the year. The expiry dates were extended for an additional 12 months in each case from the original expiry date. The exercise price in all cases remained unchanged.

In 2011 the Company secured three additional bride loans totaling $496,813; two of these loans were repaid during the year. At October 31, 2011 the balance outstanding on the remaining term loan is $106,783 and this loan was repaid subsequent to year-end. The total interest paid or accrued on the bridge loans in 2011 was $139,921. A total of 55,000 common share purchase warrants were also issued to the lenders in 2011.

Intangible Assets and Patents

Intangible assets comprise the costs which the Company has capitalized relating to the technical expertise and know-how that the Company has developed with respect to the commercialization efforts relating to its sensor technology. In 2011, the Company determined that it had sufficiently advanced its expertise and product knowledge relating to the general commercialization efforts for its sensor technology in multiple industry vertical applications. It anticipates that it will realize commercial economic benefits from the exploitation of these Intangible assets in future. Accordingly, it reports $135,465 of Intangible Assets at October 31, 2011, representing direct costs incurred with respect to such assets.

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

Our patent portfolio comprises separate series of patents and patent applications as follows:

(a)	our initial patents covering what is referred to as the Vemram and Hemram technologies which the Company has not further pursued since 2002;

(b)	those covering technologies developed pursued to research collaboration agreements with the University of Toronto;

(c)	those applications covering the technology developments that the Company has furthered since it began working with the US-based foundries and BAL in September, 2007;

(d)	those applications covering the technology development that the Company has furthered in collaboration with DAL, under contract to provide technical design services to the Company; and.

(e)	Provisional patent filings in 2011.

The Company has engaged Morgan Lewis as our patent attorneys since 2005. It has paid Morgan Lewis approximately $1 million in legal fees since 2005. During 2010, the Company was unable to remain current on the Morgan Lewis invoices as submitted. At October 31, 2010, the balance owing on services provided by Morgan Lewis was approximately $115,000. Morgan Lewis resigned as a service provider to the Company in October 2010. In 2011 we continued to pay down the obligation to Morgan Lewis and have retained alternative counsel to provide ongoing assistance in this area.

In 2011, we wrote down our investment in patents by $129,033 relating to memory technology for which the Company has no immediate plans to further develop.

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

The Company made no capital expenditures in 2011, $851 of capital expenditures in 2010 and $9,668 of capital expenditures in 2009.

ITEM 4A.         UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.             OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section of the Form 20-F has been prepared to provide a more substantive discussion of our business and to assist the reader in analyzing the audited consolidated financial statements for the year ended October 31, 2011. This discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes in this Annual Report, which are prepared in accordance with Canadian GAAP and are stated in United States dollars. These principles are also in conformity in all material respects with U.S. GAAP except as described in Note 18 to our 2011 audited consolidated financial statements.

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

A.           Operating Results

The following table sets forth certain selected financial information of our Company:

Selected statement of operations and deficit information

	2011	2010	2009	2008	2007
Interest and other income	$963	$22,886	$ 88,047	$ 11,762	$ 2,586
Loss for the year	2,573,544	4,674,861	4,310,939	5,416,725	2,811,378
Loss per share-basic and diluted	0.03	0.05	0.05	0.07	0.04

Selected balance sheet information

	2011	2010	2009	2008	2007
Working capital (deficiency)	$1,047,228	$ (1,459,460)	$ (650,044)	$ (338,079)	$ (1,531,855)
Property and equipment	10,201	16,686	24,422	26,321	-
Total Assets	906,346	568,336	2,562,479	630,467	329,232
Shareholders’ equity (deficiency)	(217,278)	(1,019,226)	1,522,839	(311,758)	(1,531,855)

Fiscal 2011 compared to fiscal 2010:

The Company remained in pre-revenue mode at October 31, 2011. The Company had net interest income of $963 in 2011 relating to funds on deposit held periodically during the year. It recorded but fully reserved a total of $20,220 of interest income on a secured promissory note outstanding. In 2010 it reported $22,886 of interest income relating primarily to interest collected on the promissory note.

The Company capitalized $425,085 of net development costs relating to several development projects in 2011. It received $129,600 of development funding from two development partners and incurred $597,682 of related costs on these projects. In 2010, the Company incurred $932,302 of development costs and booked reserves of $2,711,392 against total development costs capitalized. At October 31, 2011 the Company had $646,606 of deferred development costs on its balance sheet (2010: $221,521).

In the fiscal year ended October 31, 2011, the Company wrote-down the value of its patents by $129,033 which relate to technology the Company has no immediate plans to develop. The Company reports $37,678 of patents on its balance sheet at October 31, 2011

The Company capitalized $135,465 of intangible assets relating to costs incurred with respect to technical expertise for its sensor technology which it significantly advanced in multiple industry applications in 2011 (2010: nil).

In 2011 the Company reported $452,111 of general and administrative expenses and a recovery of $110,000 of payments received relating to the secured promissory note that it had fully reserved at October 31, 2010. In 2010 the Company reported $550,657 of general and administrative costs which included an allowance of $201,333 to fully reserve the secured promissory note. The level of expenditure on general and administrative costs, excluding the impact of the promissory note in each of these years, was consistent between 2011 and 2010. These costs include office rent, communication costs, insurance, filing fees, and costs associated with the annual general meeting of shareholders.

Professional and other fees and salaries totaled $1,993,152 in 2011. This included a non-cash charge of $928,497 (2010: $95,038) with respect to the cost of stock options awarded in 2011, calculated in accordance with the Black Scholes options pricing model. The net cash expense in 2011 of $1,064,655 compares to $1,345,406 in 2010. The Company has reduced full time staff by two individuals in 2011 and has reduced legal costs in 2011.

In 2011 we recovered $75,896 of research and development costs representing recovering of expenses previously recorded from suppliers invoices which were settled at a discount to face value. In 2010, we recorded a recovery of $106,007 in the settlement of an accounts payable balance due to NanoOpto. Development costs of $425,085 were capitalized in 2011 whereas the Company capitalized $932,302 of such costs during the 2010 fiscal year but reserved a total of $2,711,392 by the 2010 fiscal year end.

In 2011, the Company further reduced its travel related costs to $91,885 from $146,104 in 2010, given its financial constraints during the year. These costs consist primarily of travel costs incurred by MAST and relate to the various business development activities led by Steven Van Fleet, MAST’s President.

Fiscal 2010 Compared to Fiscal 2009

The Company remained in pre-revenue mode at October 31, 2010. The Company reported interest income of $22,886 in 2010 which primarily relates to interested earned on the secured promissory note outstanding (Fiscal 2009: Revenue of $88,047 comprised of $11,382 of interest income and $76,665 of recoveries of tax credits).

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

In 2010, the Company had general and administrative costs of $550,657 compared to $937,146 in 2009. The decrease was in part due to expiry of the Investor Relations Group (“IRG”) contract in September 2009. In 2009 the activity in MAST increased significantly. The major components of the MAST general and administrative expenses included market research ($140,000) investor relations ($112,000) and travel expenses ($66,000). Activity in 2010 was significantly curtailed and minimal new business development was undertaken. In 2010 the reserve for doubtful accounts includes the impairment reserve on the Unotron debenture of $200,000 offset by the recovery of approximately $66,000 of amounts billed to related parties and collected in 2010 after originally reserved. These charges to related parties are a rebilling of a portion of its overhead expenses. Given uncertainty of collection the Company will reserve the amounts that are rebilled as these charges are recorded. The reserves reflected in 2009 represent such amounts. Insurance related expense increased in 2010 as the Company increased the extent of its basic coverage. Interest expense in 2010 relates to the interest incurred with respect to the bridge loans it secured in 2010.

Professional, other fees and salaries were significantly reduced from $3,240,960 in 2009 to $1,345,406 in 2010, in large part because the Company did not issue any stock options to its officers or directors. As in 2009, the Company capitalized legal costs associated with its patent related filings; accordingly no expense is reported in this category in 2009 or 2010. Other legal expenses relate to ongoing compliance related costs. In 2010, the Company incurred legal expenses related to the preparation of its FDA filing material for the LMTI project. In 2009, it incurred legal expenses relating to the CNSX listing it obtained that year. In 2010 we adjusted the salary rates of several individuals on payroll. Commencing in 2008, the Company entered into a three year employment agreeement through 2011 with the President of MAST at an annual remuneration of $180,000. The bulk of these expenses in 2009 and all of these costs incurred in 2010 have been allocated to Projects under Development and capitalized. Payments to DAL in 2009 and 2010 have largely been capitalized as Projects under Development. The expense in 2010 relates to the extension of certain options previously granted for an additional year. In 2009 the Company awarded stock options to officers, directors and employees and reported the expense calculated in accordance with the Black Scholes option-pricing model.

In 2010 we reported a recovery of $106,007 of research and development costs compared to $13,880 of expense in 2009. Commencing in 2009, the Company began to capitalize its development costs which were previously reported in this cost category and until that time were expensed as incurred. During the 2009 – 2010 fiscal years, the Company incurred $479,000 of costs associated with the concentrator being developed by NanoOpto. These costs were capitalized and when the Company settled with NanoOpto it recovered $106,007 of these costs and as a result, it reports this as Other Credits in 2010.

Travel and entertainment expense was $146,104 in 2010 compared to $223,586 in 2009 primarily because business development activity was curtailed in 2010 due to the Company’s working capital situation.

Unaudited quarterly financial information
(all amounts in United States dollars)
Quarter ended	Total	Net Income (Loss)	Loss Per share
	Revenues		Basic and diluted
October 31, 2010	$7,778	($1,803,883)	0.02
July 31, 2010	5,000	(1,937,819)	0.02
April 30, 2010	5,009	(526,760)	0.01
January 31, 2010	5,099	(406,399)	-

October 31, 2011	$ -	$(1,248,756)	0.01
July 31, 2011	585	(237,795)	0.00
April 30, 2011	39	(507,225)	0.01
January 31, 2011	339	(579,768)	0.01

B.           Liquidity and Capital Resources

Liquidity

We are a development stage company. We currently have no cash flow from operations and will have none until we license or directly produce and sell products utilizing our technology.

We currently have no lines of credit and must obtain equity financing from investors and from persons who hold outstanding options and warrants in order to meet our cash flow needs until we can generate revenues. At October 31, 2011 we have approximately $40,000 cash on hand (2010: $26,000) and our monthly cash expenses approximate $150,000 (2010: $200,000). Our working capital deficiency at October 31, 2011 is $1,047,228 (2010: $1,459,460). The Company is not current with respect to certain of its accounts payable and accrued liabilities and continues to work with these trade suppliers to bring these accounts current. Since October 31, 2011 we have raised an additional $976,214 through unit private placements and bridge loans.

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

Capital Resources

We had no commitments for capital expenditures as of October 31, 2011 and made no expenditures on capital equipment during the 2011 fiscal year.

C.           Research and Development

We are a development stage company. Under Canadian GAAP, research costs are expensed in the period incurred. Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under Canadian GAAP, which criteria is the translation of research findings or other knowledge into a plan for the technology prior to commercial production or use.

Investment tax credits (ITC) arising from research and development are recognized when their realization is reasonably assured. The ITCs are applied against the related costs and expenditures in the year that they are recognized.

Our research and development activities have been related primarily to research and development of a magnetic random access memory device and the development of our magnetic sensor through research collaboration agreements. Our recovery of research and development expenses relating to settlement of trade payables was $75,896 in 2011 (2010: $106,007). We capitalized net development expenditures of $425,085 in 2011 (2010: $932,302) and recorded no reserves against these deferred costs in 2011 (2010: reserve of $2,711,392 recorded). We report $646,606 of deferred development costs at October 31, 2011 (2010: $221,521).

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

F.           Tabular Disclosure of Contractual Obligations

A summary of our financial commitments as of October 31, 2011 is as below:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Convertible debt obligations	106,783	106,783	-	-	-

Capital Lease obligations	-	-	-	-	-

Operating lease obligations	10,000[1]	10,000[1]	-	-	-

Purchase obligations	379,442	379,442	-	-	-

Management agreements • Chairman • CFO • President • President MAST INC.	12,500¹ 12,500¹ 13,333¹ 15,000¹	12,500 12,500 12,500 15,000	- - - -	- -	- -
Total:	549,558	549,558	-	-	-

¹ Monthly obligations, no contractual term.

Critical Accounting Policies

Our significant accounting policies are set forth in Note 3 to our consolidated financial statements, which should be read in conjunction with management's discussion of our critical accounting policies and estimates set forth below.

Our consolidated financial statements for the period have been prepared in accordance with Canadian GAAP which, in our case conforms in all material respects with U.S. GAAP except for the accounting for development expenditures reported in the fiscal years ended October 31, 2009, 2010 and 2011, intangible assets, warrant modification and modification of the conversion feature of bridge loans in the fiscal year ended October 31, 2011 and for the allocation of proceeds received using the relative fair value method of accounting for Unit private placements for the fiscal years through October 31, 2008.

We are a development stage company. Under Canadian GAAP, research costs are expensed in the period incurred. Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under Canadian GAAP which is the translation of research findings or other knowledge into a plan for the technology prior to commercial production or use. Under U.S. GAAP all development expenditures are expensed as incurred. In 2011, the Company has capitalized $646,606 (2010: $221, 521) of development costs and $135,465 (2010: nil) capitalized as intangible assets under Canadian GAAP.

Until October 31, 2008, for all Unit private placement financings completed, the Company assigned 100% of the proceeds from these financings to the common shares and no value to the attached warrants. In the year ended October 31, 2009, the Company changed the estimates that it used to value the common shares and warrants included in the Unit private placement financings which it completed in the fiscal year then ended. It assigned the value to the warrants which formed part of these Unit private placements calculated in accordance with the Black Scholes option-pricing model. Under U.S. GAAP, using standards which are analogous, the valuation of the shares and warrants would be determined using the relative fair value approach. There is no change in aggregate shareholders’ equity.

In the year ended October 31, 2011, the Company modified the expiration date of warrants which would have otherwise expired in 2011. Under U.S. GAAP, this amount has been recorded as an increase in paid in capital and a corresponding offset to retained earnings. Under Canadian GAAP a charge of $293,020 is included below net loss in the determination of shareholders’ equity.

In the year ended October 31, 2011, the Company modified the conversion feature of two bridge loans. Under Canadian GAAP, the first loan was considered an extinguishment and issuance of new debt but no gain or loss was recognized as the carrying value of the extinguished debt was not materially different from the modified debt instrument. The second loan did not meet the criteria for extinguishment and as such was treated as a renegotiation. Under U.S. GAAP, the Company evaluated whether the change in the conversion feature represented an embedded derivative that required separation. Under U.S. GAAP, no beneficial conversion feature exists and under Canadian GAAP a $185,564 charge was recorded to retained earnings with an offsetting charge to contributed surplus to reflect the value of the more favourable conversion feature.

A reconciliation between Canadian and U.S. GAAP has been provided in the footnotes to the 2011 and 2010 audited financial statements.

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

Commitments

Summary of commitments:	Date executed:
A. Research collaboration agreements
(1) Revised Licensed Agreement – University of Toronto	June 2005

B. Operating Leases (a)	2010

C. Consulting and Employment Contracts
(1) Chairman of the Board of Directors (a)	May 29, 2005
(2) President (a)	May 18, 2007
(3) President, MAST INC. (a)	May 18, 2007
(4) CFO(a)	May 18, 2007

D. Other Commitments	None

(a) Month-to-month commitments at October 31, 2011.

A. Research Collaboration Agreements:

1.   Revised License Agreement, June 2005. In June 2005, we signed a revised license agreement with the University of Toronto and the Ontario Centres of Excellence whereby: Ontario Centres of Excellence released us and the University of Toronto from the commercialization obligations set forth in all prior research collaboration agreements, and we acquired exclusive worldwide rights to the technology and any technology or patent rights under the agreement related to the MRAM technology developed at the University of Toronto.

We have agreed to royalties and payments as follows:

In consideration for the rights and licenses granted, we agreed to pay to the University of Toronto: 4% of Net Sales until such time as the University of Toronto has received from us an aggregate amount of CDN $500,000; 1% of Net Sales thereafter. If we sublicense any rights granted herein to any non-affiliate: in combination or association, the University of Toronto shall receive 10% of any Net Fees and/or Net Royalties in respect of any licenses involving both the rights granted herein and such our intellectual property; for all other sublicenses of the rights granted herein to a non-affiliate, the University of Toronto shall receive 20% of any Net Fees and/or Net Royalties in respect of such sublicenses; and Net Fees and/or Net Royalties shall be paid to the University of Toronto until such time as it has received an aggregate amount of CDN $500,000; thereafter we shall pay half of the amounts set forth above as is applicable.

At any point after which we have paid the University of Toronto CDN $500,000, we may at our option buy out the obligation to pay royalties thereunder by paying to the University of Toronto a single lump sum payment equaling the greater of CDN $500,000 and an amount equal to the total amount of royalties paid by us to the University of Toronto in the preceding twenty-four months. We are entitled to exercise such option by providing written notice to the University of Toronto along with the required payment, after which time our obligation to pay royalties shall be waived by the University of Toronto.

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

B. Operating leases:

We have an operating lease commitment which will expire on December 31, 2012 for the real property lease of our corporate headquarters.

C. Consulting and employment contracts:

1.

On May 29, 2005, we entered into an employment agreement with the Chairman of the Board of Directors. The agreement commenced on January 1, 2005 and expired on September 30, 2009. In 2010, the Company extended the agreement to December 31, 2010. Under the terms of the agreement, the Chairman of the Board of Directors has been retained to provide certain management services to us. We have agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over-year basis commencing as of December 31, 2005. This compensation is subject to a minimum annual amount of $150,000 (CDN) or (approximately $143,877 U.S. funds at the then current exchange rates). At our option, we can pay either cash or issue common shares as compensation providing that the cumulative maximum number of shares that we can issue under the agreement is 2,000,000 common shares. At October 31, 2010, $143,877 of cash compensation for the 2010 fiscal year has been provided for (2009: $129,149).

In 2011, the Company extended the agreement on a month-to-month basis at a compensation rate of $150,000 (CDN) per year ($U.S. $152,326).

2.	In May, 2008, we entered into employment agreements with:

(a)

Our President, Joseph Fuda, for a two-year term at an annual base compensation of $160,000 (CDN). Additionally, 100,000 common stock options at an exercise price of $1.60 per share, vesting on a quarterly basis were issued under the terms of the agreement. The agreement was extended on a month-to-month basis in May 2010 at the same annual base amount.

(b)

Our Chief Financial Officer, Dan Amadori for a two-year term. The annual base compensation was $150,000 (CDN). Additionally 100,000 common stock options at an exercise price of $1.50 per share, vesting quarterly, were issued. The agreement was extended on a month-to-month basis in May 2010 at the same annual base amount.

(c)

Steven Van Fleet, the President of our U.S. subsidiary, MAST INC. for a three year term at an annual base compensation of is $180,000 per year. In addition 500,000 stock options at an exercise price of $1.50 per share were issued with a five-year term, vesting in equal quarterly installments from the date of issue. The agreement was extended on a month-to-month basis in May 2011 at the same annual base amount.

D. Other commitments:

None.

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

Translation of Foreign Currencies

Our functional and reporting currency is the United States dollar. Accounts recorded in foreign currency have been converted to United States dollars as follows: Monetary assets and liabilities are translated at exchange rates at the consolidated balance sheet dates; non-monetary assets are translated using the historical rate of exchange in effect at the translation dates; revenues and expenses are translated using the three month average rate of exchange per quarter, which rate approximates the rate of exchange prevailing at the transaction dates; and gains and losses resulting from the translation are included in the determination of net loss for the period.

ITEM 6.             DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Executive Officers

The Directors and Executive Officers of Micromem as at October 31, 2011 are set forth below:

Name	Age	Position

Salvatore Fuda	76	Chairman of the Board of Directors
Joseph Fuda	50	President, Chief Executive Officer and Director
Dan Amadori	60	Chief Financial Officer
Steven Van Fleet	57	Director and President of MAST, Inc.
Andrew Brandt	73	Director
David Sharpless	61	Director
Larry Blue	55	Director
Oliver Nepomuceno	42	Director
Alex Dey	68	Director

Salvatore Fuda has served as Chairman of the Board of Directors of Micromem since January 11, 1999 and a Director of Micromem since 1992. He served as President and Chief Executive Officer from June 2000 through to February 13, 2002. From 1992 to January 11, 1999 he also served as Secretary of Micromem. He served as President and Chief Executive Officer of Ontex Resources Limited (TSE) from 1986 to December 1998 and as Chairman of the Board of Ontex Resources Limited until 2008. He has served as Chairman of the Board of Directors and as a director of Echo Energy Canada Inc. from 2002 - 2009. He also served as Chairman of the Board of Leader Capital Corp. He is the father of Joseph Fuda.

Joseph Fuda has been President, Chief Executive Officer and Director since February 13, 2002. Previously he served as Manager of Strategic Alliances for Micromem since February 2001. Prior thereto, he served as a consultant to Micromem since November 2000. Prior thereto he served as a Vice-President and a Director of IPO Capital Corp since April 1999. He was a director of Leader Capital Corp. until June 2007 and currently also serves as a director of Echo Energy Canada Inc. until June 2009 and of Echo Power Generational Inc.

Dan Amadori has served as Chief Financial Officer of Micromem since June 2004. He has also served as Chief Financial Officer of Leader Capital from June 2004 – March 2009. He served as a Director and Chair of the Audit Committee of Ontex Resources between September 2003 and March 2005. He served as CFO of Echo Power Generation Inc. from June 2004 - March 2008. He served as a director of Hydrive Technologies Inc. from 2004-2008 and as Chair of the Audit Committee of Hydrive from 2006-2008. He served as a director and CFO of XGEN Ventures Inc. between November 2005 and September 2009. He was appointed as Chairman of Kingsway Arms Retirement Residences in August 2011 and as Chairman of Larcan Inc. in February 2011. He is President of Lamerac Financial Corp., a financial advisory firm and has held that position since October 1988. Mr. Amadori is a Chartered Accountant and holds an MBA from the Ivey School of Business.

Steven Van Fleet has served as a technology consultant to a number of companies. He was the principal of the R&V Group LLC, an RFID business consulting and technology development company until 1996. Between 1999 - 2003 he served as Program Director for the Silent Commerce/Smart Packaging Initiative at International Paper Company. From January 1999 to November 1999, he was Program Director for Process and Product Uniformity and from March 1996 to December 1998 he was the Director for Control Systems Development at International Paper in Cincinnati, Ohio. He is also presently on the Board of Overseers for the Massachusetts Institute of Technology Auto ID Center. Mr. Van Fleet has been a director of Micromem since 2002 and has served as President of MAST since 2008.

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

David Sharpless Is the Chairman and CEO of Maverick Inc., a private consulting and investment firm and the Chairman and CEO of New Carbon Economy Venture Management Inc., a private company which manages a number of investments in “green” technology companies. He was the Chairman and CEO of TrustMark Auto Group Inc. a CNSX listed company and the Chairman of Hunter Keilty Muntz and Beatty Limited, a firm of international insurance brokers based in Toronto and the Vice Chairman of its successor, HKMB Hub International Ltd. Prior to joining Hunter Keilty Muntz and Beatty Limited in 2000, his career spanned more than 25 years as a business lawyer with Blake, Cassels & Graydon and as a senior leader in international finance. Mr. Sharpless also sits on the Board of Directors of a number of other private and public entities. He has served as a director of Micromem Since 2001.

Larry Blue is Vice President and General Manager of Multek Inc., a subsidiary of Flextronics. Previously he was President of Hi-G-Tek Inc. a privately-held technology company based in Maryland. Previously he was the Vice President and General Manager of Symbol Technologies Inc. and was appointed to the Micromem Board of Directors on November 7, 2005. Previously Mr. Blue had senior management roles with Hughes Network Systems and with IBM in Research Triangle Park. Mr. Blue has served as a director of Micromem since 2005.

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

B.           Compensation

	Annual Compensation			Long-Term Compensation
Awards
Name and Principal Position	Fiscal Year	Salary (US$)	Bonus (US$)	Other Annual Compensation (US$)	Securities Under Options Granted (#)
Joseph Fuda Chief Executive Officer	2011 2010	160,000 160,000	-	-	2,000,000[1] 1,450,000 [2]
Salvatore Fuda, Chairman of the Board of Directors	2011 2010	150,000 150,000	- -	- -	1,000,000[1] -
Andrew Brandt Director	2011 2010	- -	- -	- -	350,000[1] -
David Sharpless Director	2011 2010	- -	- -	- -	450,000[1] -
Steven Van Fleet Director and President of MAST, Inc.	2011 2010	180,000 180,000	- -	- -	1,000,000[1] 300,000 [2]
Dan Amadori Chief Financial Officer	2011 2010	150,000 150,000	- -	- -	1,000,000[1] 100,000[2]
Larry Blue Director	2011 2010	- -	- -	- -	500,000[1] 100,000[2]
Oliver Nepomuceno Director	2011 2010	- -	- -	- -	350,000[1]
Alex Dey Director	2011 2010	-	-	-	225,000[3] -

Notes:

1.	Each option entitles the holder to purchase one of our common shares at a price of $0.20 per share prior to expiry in October 2016.
2.	These options were originally awarded in 2005 and were extended for a period of 12 months in 2010. These options expired unexercised in May, 2011.
3.

We issued 125,000 options at $0.35 per share in April 2011 and 100,000 options at $0.20 per share in October 2011. Each option entitles the holder to purchase one of our common shares prior to expiry in 2016.

Directors do not receive cash compensation for serving as directors. Instead they have been awarded stock options over the years. These options are set at each annual meeting and approved by the shareholders. None of the directors have agreements that provide for benefits upon termination of service.

We have adopted a stock option plan. Options are offered to directors, executive officers and employees to purchase our common shares at an exercise price equal to or above the market price for the common shares at the date that the options are granted.

In 2010 we did not issue any options to officers, directors or employees. We extended the term by one year of a total of 2,027,199 options which were due to expire in 2010. In December 2010, we issued 375,000 options at a strike price of $0.55, 125,000 options at a strike price of $0.35 in April 2011 and 7,475,000 options at a strike price of $0.20 in October 2011.

C.           Board Practices

Our Board of Directors meets on an as required basis during the fiscal year. In 2011 our Board of Directors met formally on December 15, 2010, February 15, 2011 and October 20, 2011.

Our Audit Committee met on a quarterly basis during fiscal 2011 for the purpose of approving the quarterly financial statements. In addition, our Audit Committee receives regular periodic reports from management.

All matters pertaining to our financing, contractual arrangements and management and Director compensation are approved by the Board of Directors.

Our Compensation Committee met as required in 2011. Our Compensation Committee approves management and Director compensation and all stock option grants for recommendation to the Board of Directors.

Our Disclosure Committee met as required in 2011 to review our various press release disclosures and to monitor our general practices relating to our disclosure requirements.

The members of the Board of Directors are appointed to a one-year term at our annual meeting.

Audit Committee

The Board of Directors has appointed an Audit Committee consisting of three independent directors. The members of the Audit Committee are Andrew Brandt, Oliver Nepomuceno and David Sharpless (Chairman), each of whom serves in such capacity until the Board of Directors’ next annual meeting. The Audit Committee is responsible for the integrity of our internal accounting and control systems. The committee receives and reviews our financial statements and makes recommendations thereon to the Board of Directors prior to its approval by the full Board of Directors. The Audit Committee communicates directly with our external auditors in order to discuss audit and related matters whenever appropriate. In 2011 the Audit Committee met on January 10, 2011, February 15, 2011, March 27, 2011, June 23, 2011 and September 27, 2011.

Compensation Committee

The Board of Directors has appointed a Compensation Committee which meets on executive compensation matters as and when required. Our Compensation Committee includes Andrew Brandt, an outside director as Chairman, Oliver Nepomuceno and Alex Dey, as outside directors.

Disclosure Committee

The Board of Directors has appointed a Disclosure Committee whose primary responsibility is to ensure timely and accurate disclosure of all relevant information in accordance with the various securities regulations. Our Disclosure Committee includes Salvatore Fuda, the Company’s Chairman, Alex Dey an outside director and Jason Baun, the Company’s Chief Information Officer.

D.           Employees

We have six employees, three of which serve in a management capacity and three of which serve in an administrative capacity. This includes the Chief Executive Officer and President, the Chief Financial Officer and President of our wholly-owned subsidiary MAST INC., our Chief Information Officer and four support staff, all (except for the President of MAST INC.) of whom work from our executive offices in Toronto, Canada. All research and development is outsourced to third parties. We consider our relations with our employees to be satisfactory.

E.           Share Ownership

NAME	SHARES OWNED	OPTIONS HELD	OPTION EXERCISE PRICE	EXPIRY DATE	% OF TOTAL [1]
Joseph Fuda Chief Executive Officer and Director	191,500	2,000,000 100,000 150,000	$0.20 $1.50 $1.00	10/31/2016 08/28/2013 08/25/2014	2.06% (2,441,500)
Salvatore Fuda Chairman of the Board of Directors and Director	4,564,167[2]	1,000,000 150,000	$0.20 $1.00	10/31/2016 08/25/2014	4.87% (5,714,167)
Andrew Brandt Director	110,000	350,000 85,000 110,000	$0.20 $1.50 $1.00	10/31/2016 08/28/2013 08/25/2014	0.56% (655,000)
David Sharpless Director	100,000	450,000 75,000 85,000 110,000	$0.20 $1.01 $1.50 $1.00	10/31/2016 03/03/2013 08/28/2013 08/25/2014	0.70% (820,000)
Steven Van Fleet Director and President of MAST, Inc.	-	350,000 1,000,000 100,000 500,000 150,000	$0.36 $0.20 $1.01 $1.50 $1.00	4/15/2012 10/31/2016 03/03/2013 28/28/2013 08/25/2014	1.78% (2,100,000)
Dan Amadori Chief Financial Officer	326,801	1,000,000 100,000 150,000	$0.20 $1.50 $1.00	10/31/2016 08/28/2013 8/25/2014	1.34% (1,576,801)
Jason Baun Chief Information Officer	-	200,000 150,000 100,000 15,000 80,000	$0.20 $0.55 $0.60 $1.50 $1.00	10/31/2016 12/20/2016 10/25/2012 08/28/2013 08/25/2014	0.47% (545,000)
Larry Blue Director	187,500	500,000 75,000 85,000 110,000	$0.20 $1.01 $1.50 $1.00	10/31/2016 03/03/2013 08/28/2013 08/25/2014	0.82% (957,500)
Oliver Nepomuceno Director	953,572	350,000 75,000 75,000 100,000	$0.20 $1.01 $1.50 $1.00	10/31/2016 03/03/2013 08/28/2013 08/25/2014	1.33% (1,553,572)
Alex Dey Director	350,000	125,000 100,000	$0.35 $0.20	04/5/2016 10/31/2016	0.49% (575,000)

[1]	Calculated based on shares owned plus options held as a percentage total of shares outstanding as of October 31, 2011, plus options held.
[2]	4,048,748 shares are held by a corporation wholly owned by a trust established for the benefit of members of Salvatore Fuda's family.

ITEM 7.             MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

No shareholder holds greater than 5% of the common shares outstanding. As of the date of this Annual Report approximately 66% (76,660,647) of the issued and outstanding common shares are held by Canadian investors; approximately 25.5% (29,651,423) of the issued and outstanding shares are held by U.S. investors; and approximately 8.5% (9,837,648) are held by investors outside of Canada and the U.S.

B.           Other Related Party Transactions

In June 2008, we entered into a six-month agreement with Dreifus Associates Limited (DAL), whose major shareholder is Henry Dreifus, a Director of the Company between January 2008 and June 2009. DAL provided a range of technical and business development support to the Company. Our monthly cost under the agreement was approximately $40,000. In addition, we granted Henry Dreifus 350,000 stock options at an exercise price of $1.20 per share in March 2008. 275,000 of these options vested at issue date, the balance vested in three equal quarterly installments of 25,000 options commencing in June 2008. These options expired unexercised on August 29, 2009, 45 days after Mr. Dreifus did not stand for re-election as a director. In August 2008, we issued 200,000 stock options to Mr. Dreifus at an exercise price of $1.50 per share expiring in August 2013 unexercised. These options were not vested upon issuance but only when and if the Company would achieve certain revenue milestones. Those revenue milestones have not been achieved and Mr. Dreifus no longer provides services to the Company These options expired in 2011. In September 2010 the Company issued 192,307 common shares to settle $50,000 of balances due to DAL for services rendered. At October 31, 2011 the remaining balance payable to DAL is approximately $154,000.

Transactions With Related Parties, Directors & Officers

The Company has paid cash and non-cash compensation to its officers and directors during the 2011 and 2010 fiscal years as follows:

		Cash	Non-Cash
		Compensation	Compensation
Chairman	2011	$152,326	$118,038
	2010	143,877	-

Officers and Directors	2011	$647,132	590,191
	2010	621,223	95,038

ITEM 8.             FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

See “Item 17 — Financial Statements.”

We have never paid a dividend on our securities. We do not anticipate paying dividends in the foreseeable future.

As of October 31, 2011 and as of February 24, 2012 there are no legal proceedings outstanding.

B.           Significant Changes

Since October 31, 2011 the Company has raised an additional $976,214 through Unit private placement financings and bridge loans. There has been no other significant change in our financial position since October 31, 2011.

ITEM 9.             THE OFFER AND LISTING

The table below sets forth the high and low sales prices for common shares in U.S. Dollars as reported for the periods specified. Our fiscal year ends October 31. Our common shares are traded in Canada on the CNSX under the symbol MRM.

Our common shares are traded in the United States and are quoted on the OTC Bulletin Board. The common shares are quoted under the symbol MMTIF.OTCBB.

Period	High	Low

Last six months:
February 2012	0.49	0.133
January 2012	0.155	0.10
December 2011	0.15	0.072
November 2011	0.24	0.10
October 2011	0.21	0.111
September 2011	0.16	0.111
Last eight quarters:
Q1 2012	0.24	0.072
Q4 2011	0.22	0.111
Q3 2011	0.2614	0.12
Q2 2011	0.22	0.11
Q1 2011	0.34	0.19
Q4 2010	0.35	0.175
Q3 2010	0.40	0.135
Q2 2010	0.55	0.4008
Last five years:
2011	0.34	0.072
2010	0.65	0.135
2009	1.75	0.51
2008	2.60	0.31
2007	0.85	0.35

On February 24, 2012, the last reported sale price for our common shares on the OTC Bulletin Board was $0.34.

ITEM 10.           ADDITIONAL INFORMATION

A.           Share Capital

Our authorized capital consists of an unlimited number of common shares, of which 116,149,718 shares were issued and outstanding as of October 31, 2011, and 2,000,000 special, redeemable, voting preference shares, referred to herein as special shares, none of which were outstanding, as of October 31, 2011.

Additionally the Company has 11,175,000 stock options outstanding with a weighted average exercise price of $.47 (2010: 10,022,199 options outstanding with a weighted average exercise price of $.89) and a total of 26,672,637 outstanding warrants to acquire common shares with a weighted average exercise price of $.23 (2010: 6,198,887 outstanding warrants with a weighted average exercise price of $.51).

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

C.           Material Contracts

1.

On May 29, 2005, we entered into an employment agreement with Mr. Salvatore Fuda, the Chairman of the Board of Directors. The agreement commenced on January 1, 2005 and ended on September 30, 2009. In 2009 the agreement was extended for an additional one year through December 2010. Under the terms of the agreement, the Chairman of the Board of Directors has been retained to provide certain management services. We have agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over-year basis commencing as of December 31, 2005 subject to a minimum annual compensation amount of $150,000 (CDN) – approximately $143,877 in U.S. dollars at average exchange rates. At our option, we can pay either cash or issue common shares as compensation providing that the cumulative maximum number of shares that we can issue under the agreement is 2 million common shares. In January 2011, the Company extended the agreement on a month to month basis at a rate of $12,500 Canadian funds per month (approximately $12,500 in US dollars at current exchange rates) and has eliminated the incentive based compensation component which was reflected in the original agreement.

2.

In June 2008, we entered into a six-month agreement with Dreifus Associates Limited (DAL), whose major shareholder Henry Dreifus, became a director in January 2008. DAL has provided a range of technical and business development support to the Company. Our monthly cost under the contract was approximately $40,000. In addition, we granted Henry Dreifus 350,000 stock options at an exercise price of $1.20 per share in March 2008. 275,000 of these options vested at issue date, the balance vested in 3 equal quarterly installments of 25,000 options commencing in June 2008. These options expired in August 2009, 45 days after Mr. Dreifus did not stand for reelection as a director. In August 2008, we issued 200,000 stock options to Henry Dreifus at an exercise price of $1.50 per share expiring in August 2013 if unexercised. These options were not vested upon issuance but only when and if the Company would achieve certain revenue milestones. Those revenue milestones have not been achieved and Mr. Dreifus no longer provides services to the Company. These options expired in 2011. In September 2010 the Company issued 192,307 common shares to settle $50,000 of balances due to DAL for services rendered. At October 31, 2011 the remaining balance payable to DAL is approximately $154,000.

3.	In May 2008 the Company executed the following employment contracts with key officers:

1.

A two-year agreement through May 2010 with its President, Mr. Joseph Fuda, stipulating annual base remuneration of $160,000 ($CDN) per year. In addition, 100,000 common stock options were awarded at a exercise price of $1.50 per share vesting in 25,000 share installments over four quarters commencing in August 2008 and expiring in August 2013 if unexercised. The agreement was extended on a month-to- month basis in May 2010 stipulating the same annual base remuneration amount.

2.

A two-year agreement through May 2010 with its CFO, Mr. Dan Amadori, stipulating an annual base remuneration at $150,000 (CDN) per year. In addition, 100,000 common stock options were awarded at a exercise price of $1.50 per share vesting in 25,000 share installments over four quarters commencing in August 2008 and expiring in August 2013 if unexercised. The agreement was extended on a month-to- month basis in May 2010 stipulating the same annual base remuneration amount.

35

3.

A three-year agreement through May 2011 with the President of its wholly-owned subsidiary, MAST INC., Mr. Steven Van Fleet, who is also a director of the Company. The agreement stipulates annual base remuneration of $204,000 per year. In addition, 500,000 common stock options at a price of $1.50 per share were awarded vesting in 125,000 share installments over four quarters commencing in August 2008 and expiring in August 2013 if unexercised. The agreementt was extended on a month-to-month basis in May 2011.

4.

In August 2009, Unotron Inc. executed a secured promissory note in favor of Micromem. The promissory note is in the principal amount of $200,000, bears interest at a rate of 10% payable quarterly and is secured by a first lien on the assets of Unotron. The promissory note matured on September 30, 2010 The Company negotiated a revised payment schedule in 2011. It received $115,000 of payments from Unotron during 2011. The interest rate on outstanding balances was revised to 18% in July 2011. The balance outstanding at October 31, 2011 is $111,553, which balance is fully reserved by the Company.

5.

Unotron Inc. and Micromem entered into a manufacturing agreement in 2009 that requires Micromem to develop a magnetic sensor based keyboard substrate that is to be integrated into Unotron’s waterproof and washable keyboards. These keyboards can be placed within a commercial dishwasher to prevent diseases from being transmitted on the keyboard. In 2009, Micromem designed, manufactured, tested and delivered the initial volume of keyboards to Unotron in Hong Kong. See Research and Development Efforts, pages 16-17 of this Annual Report for a discussion of developments during 2010 - 2011.

6.

In 2009 Micromem and LifeMed Technologies Inc. entered a manufacturing agreement pursuant to which we received a $30 million purchase order. Under the terms of the agreement, Micromem would design and manufacture prototypes, submit and obtain FDA 510(K) approval and manufacture a medical device that incorporates our magnetic sensor technology. The medical device is designed to provide early detection of abnormalities in women’s breasts. See Research and Development Efforts, page 16-17 for a discussion of developments during 2010 - 2011. In mid-2011 we served notice to LMTI that given their inability or unwillingness to comply with the terms of the agreements that were executed with LMTI, we were cancelling our working arrangements with LMTI. .

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

F.           Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Not Applicable.

H.           Documents on Display

We have filed the documents referred to herein and other information with the SEC, the Ontario Securities Commission and the Alberta Securities Commission. You may inspect and copy such material at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

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

PART II

ITEM 13.           DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.           CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, referred to herein as the “Exchange Act”) as of October 31, 2011. Based on management's evaluation in 2011, our Chief Executive Officer and Chief Financial Officer concluded that, as of October 31, 2011, our disclosure controls and procedures were effective in that they were designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in our reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Exchange Act Rule 13a-15(e) also states that disclosure controls and procedures are designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of Micromem’s internal control over financial reporting as of October 31, 2011. In making this assessment, they used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment the Chief Executive Officer and Chief Financial Officer have concluded that, as of October 31, 2011, our internal control over financial reporting were effective.

2011 Attestation Report

The Company was not required to obtain an Attestation Report prepared by the independent accountants for the fiscal year ended October 31, 2011 in that its market capitalization was below the minimum threshold for such requirements.

2010 Attestation Report

The Attestation Report dated February 14, 2011 submitted by our independent accountants cited no material weaknesses in the 2010 fiscal year.

Changes in Internal Control Over Financial Reporting

No changes in our internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, occurred during the fiscal year ended October 31, 2011 that has materially affected or is reasonable likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C.   Principal Accountant Fees and Services

The following table presents fees for professional audit services rendered by our auditors for the audit of our consolidated financial statements for the years ended October 31, 2011 and 2010, and fees billed for other services rendered by our auditors including our offerings of securities and tax services.

	Fiscal 2011	Fiscal 2010

Audit Fees	$60,000	$75,000
Audit Related Fees (SOX)	-	25,000
Tax Fees	5,000	25,000
All Other Fees	10,000	5,000

Audit Fees

In 2010 we paid a total of $75,000 to Collins Barrow Toronto LLP for audit services; in 2011 we paid a total of $60,000 to Collins Barrow Toronto LLP for audit services.

Audit Related Fees

We paid $25,000 of audit related fees to Collins Barrow Toronto LLP in 2010 relating to our SOX compliance audit.

Tax Fees

We paid $5,000 of tax-related fees for services in 2011 and $25,000 of tax-related fees in 2010 to Chiampou Travis Besaw & Kershner LLP.

All other fees

We paid $10,000 in 2011 and $5,000 in 2010 to Collins Barrow LLP with respect to our quarterly filings. Pre-approval policies The Audit Committee assesses and pre-approves all audit and non-audit services.

ITEM 16D.   Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.   Purchases of Equity by the Issuer and Affiliated Purchasers.

Not applicable.

ITEM 16F.   Change in Registrants Certifying Accountant.

Not applicable.

ITEM 16G.   Corporate Governance

Not applicable

ITEM 17.   Financial Statements

Consolidated Financial Statements of

MICROMEM TECHNOLOGIES INC.

Years ended October 31, 2011, 2010 and 2009

Collins Barrow Toronto LLP
11 King Street West
Suite 700
Toronto, Ontario
M5H 4C7 Canada

T. 416.480.0160
INDEPENDENT AUDITORS’ REPORT	F. 416.480.2646
www.collinsbarrow.com
To the Shareholders of Micromem Technologies Inc.:

We have audited the accompanying consolidated financial statements of Micromem Technologies Inc. and its subsidiaries, which comprise the consolidated balance sheets as at October 31, 2011 and 2010 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended October 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in ours audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Micromem Technologies Inc. and its subsidiaries as at October 31, 2011 and 2010, and its financial performance and its cash flows for each of the years in the three-year period ended October 31, 2011 in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which describes the material uncertainties that cast significant doubts about Micromem Technologies Inc.’s ability to continue as a going concern.

Chartered Accountants
Licensed Public Accountants
Toronto, Ontario
February 24, 2012

1

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)

As at	October 31, 2011	October 31, 2010

Assets
Current assets:
Cash and cash equivalents	$44,062	$26,039
Deposits and other receivables	32,334	97,063
Promissory note receivable (Note 7)	-	5,000
	76,396	128,102

Property and equipment, net (Note 8)	10,201	16,686
Deferred development costs (Note 9)	646,606	221,521
Intangible assets (Note 10)	135,465	-
Patents, net (Note 10)	37,678	202,027
	$906,346	$568,336

Liabilities and Shareholders' Equity (Deficiency)
Current liabilities:
Bridge loans (Note 11(e))	106,783	512,548
Accounts payable and accrued liabilities	1,016,841	1,075,014
	1,123,624	1,587,562
Shareholders' Equity (Deficiency)
Share capital: (Note 11)
Authorized: 2,000,000 special preference shares, redeemable, voting Unlimited common shares without par value Issued and outstanding: 116,149,718 common shares (2010: 95,324,511)	51,774,555	50,102,699
Equity component of bridge loans (Note 11(e))	558	5,784
Contributed surplus (Note 12)	26,851,850	24,664,404
Deficit accumulated during the development stage	(78,844,241)	(75,792,113)
	(217,278)	(1,019,226)
	$906,346	$568,336

Going Concern (Note 2)
Related Party Transactions (Note 14)
Commitments (Note 15)
Contingencies (Note 16)
Subsequent Events (Note 20)

"Joseph Fuda" (Signed)
Joseph Fuda, Director

"David Sharpless" (Signed)
David Sharpless, Director

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in United States dollars)
For the year ended October 31, 2011 (with comparative data)

				Period from
				September 3, 1997
	October 31, 2011	October 31, 2010	October 31, 2009	to Oct. 31, 2011
	(12 mos )	(12 mos )	(12 mos )

Costs and expenses (income):
Administration	$452,111	$349,324	$937,146	$4,751,990
Professional, other fees and salaries (Notes 11 and 14)	1,993,152	1,345,406	3,240,960	48,305,817
Research and development (recovery) (Note 15 (d))	(75,896)	(106,007)	13,880	8,703,617
Travel and entertainment	91,885	146,104	223,586	2,434,175
Amortization of property and equipment (Note 8)	6,469	8,586	11,567	561,518
Amortization of patents (Note 10)	43,333	-	-	110,929
Foreign exchange loss (gain)	43,215	32,101	(28,153)	178,963
Write-down of deferred development costs (Note 9)	-	2,711,392	-	2,711,392
Write-down of patents and trademarks (Note 10)	129,033	-	-	428,853
Write-down of royalty rights	-	-	-	10,000,000
Allowance (recovery), promissory note receivable (Note 7)	(110,000)	201,333	-	91,333
Other expenses	-	-	-	732,941
Loss from operations	2,573,302	4,688,239	4,398,986	79,011,528

Interest and other income	(963)	(22,886)	(88,047)	(676,261)

Loss before income taxes	(2,572,339)	(4,665,353)	(4,310,939)	(78,335,267)

Income taxes (Note 13)	1,205	9,508	-	30,390

Net loss for the year	(2,573,544)	(4,674,861)	(4,310,939)	(78,365,657)

Deficit accumulated during the development stage, beginning of year	(75,792,113)	(71,117,252)	(66,806,313)	-

Adjustment for the modification of warrants (Note 11(f))	(293,020)	-	-	(293,020)
Adjustment for the modification of conversion feature of bridge loans (Note 11(e)(i) and (iii))	(185,564)	-	-	(185,564)
Deficit accumulated during the development stage, end of year	$(78,844,241)	$(75,792,113)	$(71,117,252)	$(78,844,241)

Loss per share - basic and diluted	(0.03)	(0.05)	(0.05)	(1.22)

Weighted average number of shares	102,301,168	92,225,645	86,400,439	64,376,850

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)
For the year ended October 31, 2011 (with comparative data)

				Period from
				September 03, 1997
	October 31, 2011	October 31, 2010	October 31, 2009	to Oct. 31, 2011
	(12 mos )	(12 mos )	(12 mos )

Cash flows from operating activities:
Net loss for the year	$(2,573,544)	$(4,674,861)	$(4,310,939)	$(78,365,657)
Adjustments to reconcile loss for the period to net cash used in operating activities:
Amortization of patents and trademarks	43,333	-	-	110,929
Amortization of property and equipment	6,469	8,586	11,567	561,518
Accretion expense	1,167	5,415	-	6,582
Stock option expense	928,497	95,038	1,951,569	33,191,211
Write-down of deferred development costs	-	2,711,392	-	2,711,392
Write-down of patents and trademarks	129,033	-	-	428,853
Gain on settlement of debt	-	(114,000)	-	(114,000)
Shares issued to supplier	-	-	173,125	173,125
Write-down of royalty rights	-	-	-	10,000,000
Other adjustments	-		-	215,086
Net changes in non-cash working capital
Increase (decrease) in deposits and other receivables	69,729	181,423	(154,575)	(23,737)
Increase (decrease) in accounts payable and accrued liabilities	(58,192)	170,874	97,415	1,286,537
Net cash used in operating activities	(1,453,508)	(1,616,133)	(2,231,838)	(29,818,161)

Cash flows from investing activities:
Purchase of property and equipment	-	(851)	(9,668)	(771,654)
Patents and trademarks	(8,017)	(78,891)	(147,850)	(602,175)
Deferred development costs	(425,085)	(878,852)	(2,000,611)	(3,304,547)
Intangible assets	(135,465)	-	-	(135,465)
Other	-	-	-	395,099
Royalty rights	-	-	-	(2,000,000)
Net cash used in investing activities	(568,567)	(958,594)	(2,158,129)	(6,418,742)

Cash flows from financing activities:
Issue of common shares	2,446,432	1,981,741	4,020,842	34,994,973
Bridge loan advances	496,813	512,915	-	1,009,728
Bridge loan repayments	(903,147)	-	-	(903,147)
Other	-	-	-	1,179,411
Net cash provided by financing activities	2,040,098	2,494,656	4,020,842	36,280,965

Increase (decrease) in cash and cash equivalents	18,023	(80,071)	(369,125)	44,062

Cash and cash equivalents, beginning of year	26,039	106,110	475,235	-
				-
Cash and cash equivalents, end of year	$44,062	$26,039	$106,110	$44,062

Supplemental cash flow information:
Interest paid	211,264	-	-	288,251
Income taxes paid	10,713	-	-	77,435

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
(Expressed in United States dollars)
For the year ended October 31, 2011 (with comparative data)

	Number of	Share Capital	Contributed	Deferred Share	Equity component	Deficit Accumulated
	Shares		Surplus	Compensation	of Bridge loan	During
						Development stage

Micromem share capital, October 31, 1998	3,490,643	$-	$-	$-	$-	$-
Exercise of director’s stock options	490,000	-	-	-	-	-
Pageant share capital, October 31, 1998	-	1	-	-	-	-
Net loss for the year	-	-	-	-	-	(500,992)
Common shares of Pageant, December 4, 1998	-	4,999	-	-	-	-
Assigned fair value of net assets	32,000,000	549,140	-	-	-	-
Micromem share capital, September 11, 1999	35,980,643	554,140	-	-	-	(500,992)

Exercise of common share purchase warrants for cash	120,676	164,053	-	-	-	-
Private placement of common shares for cash, May 17, 1999	350,000	1,050,000	-	-	-	-
Shareholder loan forgiven	-	-	544,891	-	-	-
Exercise of stock options for cash	100,000	300,000	-	-	-	-
Net loss for the year	-	-	-	-	-	(5,207,787)
Balance, October 31, 1999	36,551,319	2,068,193	544,891	-	-	(5,708,779)

Exercise of common share purchase warrants for cash	182,087	274,717	-	-	-	-
Exercise of stock options for cash	100,000	300,000	-	-	-	-
Deferred share compensation	-	-	2,711,881	(453,219)	-	-
Private placement of common shares for cash, February 10, 2000	2,000,000	5,000,000	-	-	-	-
Common shares issued pursuant to compensation agreements, March	901,110	4,206,447	-	-	-	-
Stock options issued to directors/consultants	-	-	9,681,257	-	-	-
Net loss for the year	-	-	-	-	-	(16,940,613)
Balance, October 31, 2000	39,734,516	11,849,357	12,938,029	(453,219)	-	(22,649,392)

Exercise of common share purchase warrants for cash	362,450	554,655	-	-	-	-
Common shares issued under rights offering November 20, 2000	304,674	1,119,058	-	-	-	-
Exercise of stock options for cash	800,000	2,400,000	-	-	-	-
Deferred share compensation	-	-	(453,219)	453,219	-	-
Stock-based compensation	-	-	34,000	-	-	-
Exercise of director’s stock options for cash, January 17, 2001	714,686	71,469	-	-	-	-
Common shares issued pursuant to compensatory stock options	-	1,581,242	(1,581,242)	-	-	-
Adjustment-share compensation expenses	-	-	(677,420)	-	-	-
Common shares issued pursuant to compensation agreement, January	11,192	66,461	-	-	-	-
Private placement of common shares for cash, March 21, 2001	2,000,000	4,000,000	-	-	-	-
Common shares issued under asset purchase agreement to Estancia	2,007,831	8,000,000	-	-	-	-
Compensation shares due but not issued	-	-	1,431,545	-	-	-
Stock options issued to directors/consultants	-	-	4,627,752	-	-	-
Net loss for the year	-	-	-	-	-	(9,187,377)
Balance, October 31, 2001	45,935,349	29,642,242	16,319,445	-	-	(31,836,769)

Stock options issued to directors/consultants	-	-	1,832,500	-	-	-
Shares issued pursuant to compensatory agreement, March 26, 2002	765,588	1,431,545	(1,431,545)	-	-	-
Net loss for the year	-	-	-	-		(14,565,515)
Balance, October 31, 2002	46,700,937	31,073,787	16,720,400	-	-	(46,402,284)

Private placement of common shares for cash, August 13, 2003	2,031,250	162,500	-	-	-	-
Net loss for the year	-	-	-	-	-	(1,767,965)
Stock options issued to directors/consultants			318,000		-
Balance, October 31, 2003	48,732,187	31,236,287	17,038,400	-	-	(48,170,249)

Private placement	800,000	73,000	-	-	-	-
Exercise of common share warrants	3,231,250	264,500	-	-	-	-
Exercise of options for cash	5,300,000	530,000	-	-	-	-
Stock options issued to consultant	-	-	1,379,970	-	-	-
Net loss for the year	-	-	-	-	-	(2,314,298)
Balance at October 31, 2004	58,063,437	32,103,787	18,418,370	-	-	(50,484,547)

Exercise of common share purchase warrants for cash	2,431,250	206,500	-	-	-	-
Private placement of common shares for cash	2,342,334	1,472,500	-	-	-	-
Exercise of stock options	1,820,000	553,600	-	-	-	-
Settlement of accounts payable for common shares	62,428	43,700	-	-	-	-
Stock options issued to consultants/employees	-	-	1,721,742	-	-	-
Legal expenses relating to private placements	-	(75,000)	-	-	-	-
Net loss	-	-	-	-	-	(4,035,483)
Transfer to contributed surplus (restatement)	-	(264,000)	264,000	-	-	-
Balance at October 31, 2005	64,719,449	34,041,087	20,404,112	-	-	(54,520,030)

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
(Expressed in United States dollars)
For the year ended October 31, 2011 (with comparative data)

	Number of	Share Capital	Contributed	Deferred Share	Equity component	Deficit Accumulated
	Shares		Surplus	Compensation	of Bridge loan	During
						Development stage

Balance at October 31, 2005	64,719,449	$34,041,087	$20,404,112 $	-	$-	$(54,520,030)

Exercise of stock options	3,550,000	1,064,980	-	-	-	-
Stock options issued to consultants/employees	-	-	2,058,560	-	-	-
Private placement of common shares for cash	150,000	75,000	-	-	-	-
Exercise of common share purchase warrants for cash	771,850	485,548	-	-	-	-
Net loss	-	-	-	-	-	(4,058,180)
Transfer to contributed surplus (restatement)	-	1,026,738	(1,026,738)	-	-	-
Balance at October 31, 2006	69,191,299	36,693,353	21,435,934	-	-	(58,578,210)

Exercise of stock options	1,700,000	552,000	-	-	-	-
Transfer from contributed surplus	-	340,122	(340,122)	-	-	-
Price adjustment on outstanding warrants	-	(1,326,308)	1,326,308	-	-	-
Stock options issued to consultants/employees	-	-	86,787	-	-	-
Stock options issued to Directors	-	-	96,945	-	-	-
Warrants issued to consultants	-	-	85,484	-	-	-
Exercise of common share purchase warrants for cash	477,500	191,000	-	-	-	-
Private placement of common shares for cash	1,577,368	716,230	-	-	-	-
Net loss	-	-	-	-	-	(2,811,378)
Balance at October 31, 2007	72,946,167	37,166,397	22,691,336	-	-	(61,389,588)

Warrants issued to consultants	-	-	23,814	-	-	-
Private placement of common shares for cash	4,152,296	2,980,031	-	-	-	-
Exercise of stock options	1,440,000	1,010,500	-	-	-	-
Exercise of common share purchase warrants for cash	3,671,318	1,493,527	-	-	-	-
Transfer from contributed surplus for stock options exercised	-	537,494	(537,494)	-	-	-
Transfer from contributed surplus for warrants exercised	-	1,411,792	(1,411,792)	-	-	-
Stock options issued to directors/consultants	-	-	1,017,600	-	-	-
Settlement of accounts payable for common shares.	30,000	59,100	-	-	-	-
Cashless exercise of warrants for common shares	646,886	-	-	-	-	-
Warrants issued for private placement	-	(330,957)	330,957	-	-	-
Common shares for services	50,000	52,250	-	-	-	-
Net loss	-	-	-	-	-	(5,416,725)
Balance at October 31, 2008	82,936,667	44,380,134	22,114,421	-	-	(66,806,313)

Private placement of units for cash	4,393,535	2,305,215	653,627	-	-	-
Exercise of stock options	1,652,801	992,417	-	-	-	-
Transfer from contributed surplus for stock options exercised	-	573,706	(573,706)	-	-	-
Common shares for services	200,000	173,125	-	-	-	-
Financing cost paid	-	(164,417)	-	-	-	-
Stock options issued to directors/consultants	-	-	1,951,569	-	-	-
Exercise of common share purchase warrants for cash	200,000	234,000	-	-	-	-
Net loss	-	-	-	-	-	(4,310,939)
Balance at October 31, 2009	89,383,003	48,494,180	24,145,911	-	-	(71,117,252)

Private placement of units for cash	5,749,201	1,599,658	421,393	-	-	-
Common shares for services	192,307	50,000	-	-	-	-
Financing cost paid	-	(39,310)	-	-	-	-
Stock options extended to directors/consultants	-	-	95,038	-	-	-
Warrants extended	-	(1,829)	1,829	-	-	-
Equity portion of bridge loan	-	-	233	-	5,784	-
Net loss	-	-	-	-	-	(4,674,861)
Balance at October 31, 2010	95,324,511	50,102,699	24,664,404	-	5,784	(75,792,113)
Private placement of units for cash	20,825,207	2,478,681	-	-	-	-
Financing costs paid		(32,249)
Stock options issued to directors/staff	-	-	928,497	-	-	-
Warrants issued for private placement	-	(774,575)	774,575	-	-	-
Warrants extended	-	-	293,020	-	-	(293,020)
Modification of bridge loans	-	-	185,564	-	-	(185,564)
Equity portion of bridge loan	-	-	5,790	-	(5,226)	-
Net loss	-	-	-	-	-	(2,573,544)
Balance at October 31, 2011	116,149,718	51,774,555	26,851,850	-	558	(78,844,241)

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

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

The Company currently operates as a developer of magnetic sensor technology and applications of this technology. The Company has not generated revenue through October 31, 2011 and is devoting substantially all of its efforts to the development of its technologies. Accordingly, for financial reporting purposes, the Company is a development stage enterprise.

2.	GOING CONCERN

These consolidated financial statements have been prepared on the “going concern” basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to adverse conditions and events that cast significant doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. During the year ended October 31, 2011, the Company incurred a net loss of $2,573,544 (2010: $4,674,861) and, as of that date, the Company has an accumulated deficit of $78,844,241 (2010: $75,792,113), a working capital deficiency of $1,047,228 (2010: $1,459,460) and negative cash flows from operations of $1,453,508 (2010: $1,616,133).

The Company will focus its development effort on existing projects in order to develop commercial applications for these projects and will continue to raise financing for operations as outlined in Notes 11 and 20.

It will be necessary for the Company to raise additional funds for the continued development, testing and commercial exploitation of its technologies. To date, the Company has raised financing through successive unit private placements, through the exercise of common share stock options and through the exercise of common share purchase warrants. It has also secured periodic term loans.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

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

The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business. If the “going concern” assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments may be material.

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

For the years ended October 31, 2011, 2010 and 2009

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

Significant estimates made by the Company include the allowance for doubtful accounts receivable, the valuation of the promissory note receivable, the estimated useful life of property and equipment and patents, the valuation of patents, the valuation of intangible assets, the valuation of deferred development costs incurred, the valuation of bridge loans, the valuation of accrued liabilities and the computation of fair values of stock options and warrants using the Black Scholes option-pricing model.

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

Held-for-trading financial investments are measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial assets are measured at fair value with revaluation gains and losses included in other comprehensive income until the assets are removed from the balance sheet.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

The Company classifies cash and cash equivalents as held-for-trading. Held-for-trading financial assets are measured at fair value with unrealized gains and losses recognized in the Consolidated Statement of Operations. Accounts receivable and promissory note receivable are classified as loans and receivables, and are initially measured at fair value and subsequently at amortized cost using the effective interest rate method. Accounts payable and accrued liabilities and bridge loans are classified as other liabilities, and initially measured at fair value and subsequently at amortized cost using the effective interest rate method.

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

For the years ended October 31, 2011, 2010 and 2009

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

	i.	Intangible Assets

Costs for the general development of the Company’s sensor technology are expensed unless they meet the criteria for deferral. Expenditures during the development phase are capitalized if the Corporation can demonstrate each of the following criteria: (i) the technical feasibility of completing the intangible asset so that it will be available for use or sale, (ii) its intention to complete the intangible asset and use or sell it, (iii) its ability to use or sell the intangible asset, (iv) how the intangible asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development; otherwise, they are expensed as incurred. Commencing in 2011, the Company determined that these costs met the criteria and, accordingly, these costs have been capitalized and are tested annually for impairment. Amortization is provided on a 7 year straight-line basis.

	j.	Inventory:

Inventory is valued at the lower of cost and net realizable value, where cost is determined on a first in, first out basis. Net realizable value for parts and materials is replacement cost. The cost of finished goods and work in progress includes parts, materials, labour and an allocation of direct overhead expenses.

The Company has determined that, at October 31, 2011 and 2010, the prototype units that it is developing do not constitute saleable inventory and, accordingly, no inventory balances are reported.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	k.	Long-lived Assets:

Long-lived assets consist of property and equipment, patents and trademarks, intangible assets, royalty rights and deferred development costs.

The Company initially records the value of the long-lived assets acquired at cost. Such assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment loss is recognized equal to the excess of the carrying value of the assets over their fair value.

	l.	Property and Equipment:

Property and equipment are recorded at cost and are amortized over their estimated useful lives at the following annual rates and methods:

Computers	30% declining balance basis
Office equipment	30% declining balance basis

m.	Research and Development Costs

Research costs are expensed in the period incurred. Development costs are expensed as incurred unless they meet the criteria for deferral. Expenditures during the development phase are capitalized if the Corporation can demonstrate each of the following criteria: (i) the technical feasibility of completing the intangible asset so that it will be available for use or sale, (ii) its intention to complete the intangible asset and use or sell it, (iii) its ability to use or sell the intangible asset, (iv) how the intangible asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development; otherwise, they are expensed as incurred. Commencing in 2009, the Company determined that its continuing activities related to the development of its sensor technology met the deferral criteria and, accordingly, these costs have been capitalized and are tested annually for recoverability. Development costs will be amortized on an appropriate basis at the time the Company enters commercial production.

Investment tax credits (ITCs) arising from research and development are recognized when their realization is reasonably assured. The ITCs are applied against the related costs and expenditures in the year that they are incurred.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	n.	Patents

Patents are recorded at cost and are amortized on a straight line basis over their estimated useful lives of 5 years. Effective November 1, 2009, the Company revised the estimated useful life of patents from 10 years to 5 years (Note 10). Patents are recorded net of accumulated amortization with amortization expense capitalized with development cost since the patents are directly related to development.

	o.	Unit Private Placements:

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

	p.	Stock-based Compensation and Other Stock-based Payments:

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

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	q.	Income Taxes:

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

	r.	Earnings or Loss Per Share:

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

	s.	Related Party Transactions

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount, which is the consideration established and agreed to by the respective parties.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

4.	FAIR VALUE DISCLOSURES

Effective November 1, 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued an amendment to Handbook Section 3862 to provide improvements to fair value and liquidity risk disclosures. The amendment applies to the Company's fiscal year ending October 31, 2010. This adoption resulted in additional disclosure as provided below.

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

The Company's financial instruments measured at fair value on the balance sheet consist of cash and cash equivalents. Cash and cash equivalents are measured at level 1 of the fair value hierarchy.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

5.	RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

	a.	International Financial Reporting Standards (IFRS):

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

The Company’s objective when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Company includes equity, comprised of issued capital stock, contributed surplus and deficit, in the definition of capital. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to further develop and market its technologies and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity and warrants or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the twelve months ended October 31, 2011.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

7.	PROMISSORY NOTE RECEIVABLE

In April 2009, the Company advanced $200,000 to a private company incorporated in New Jersey and a strategic development partner of the Company. On August 1, 2009, the Company and the private company executed a promissory note with respect to the $200,000 advance stipulating the following terms and conditions:

	a.	Maturity date of September 30, 2010.

	b.	Interest payable on a quarterly basis in arrears calculated from August 1, 2009 at a rate of 10%. In July 2011, the interest rate on the promissory note increased to 18%.

	c.	Secured by a first priority security interest over all of the assets of the private company.

At October 31, 2010, the Company recorded a provision to reserve the outstanding principal amount of $200,000 pending resolution of collection efforts.

A continuity schedule of the outstanding promissory note receivable is as below:

Original advance of funds, Apri l2009	200,000
Interest charged to October 31, 2009	5,000
Repayments in 2009 fiscal year	(5,000)
Balance outstanding at October 31, 2009	200,000
Interest charged to October 31, 2010	26,333
Repayments in 2010 fiscal year	(20,000)
Balance outstanding at October 31, 2010 before reserve	206,333
Reserve of balance outstanding at October 31, 2010	(201,333)
Balance outstanding at October 31, 2010	5,000
Interest charged to October 31, 2011	20,220
Reserve of interest accrued	(20,220)
Repayments in 2011 fiscal year	(115,000)
Recovery of promissory note receivable	110,000
Balance outstanding at October 31, 2011	-

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

7.	PROMISSORY NOTE RECEIVABLE (Cont’d)

The continuity schedule of the promissory note in 2011 is summarized as below:

	Gross	Net

Balance outstanding at October 31, 2010	206,333	5,000

Interested accrued in 2011	20,220	20,220
Reserved in 2011	-	(20,220)

Repayments in 2011	(115,000)	(115,000)
Recovery of reserved amounts in 2011	-	110,000

Balance outstanding at October 31, 2011	111,553	-

The Company reported net $5,000 of interest income as a receivable at October 31, 2010; the interest income recorded in 2011 has been fully reserved. The Company has recorded interest at a rate of 18% per annum effective July 2011. In 2011 the Company reported $110,000 of income recoveries on the note which was reserved at October 31, 2010.

In March 2011 the Company assigned the promissory note to an officer of the Company to cover outstanding fees owed to that officer. Since the assignment, a total of $80,000 has been repaid by the borrower and these payments have been applied to the balance owing to the officer (Note 14).

The Company continues to negotiate the repayment of the outstanding balance due.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

8.	PROPERTY AND EQUIPMENT

	2011
		Accumulated	Net Book
	Cost	Amortization	Value
Computers	$40,733	$30,532	$10,201
Office Equipment	25,989	25,989	-

Total	$66,722	$56,521	$10,201

	2010
		Accumulated	Net Book
	Cost	Amortization	Value
Computers	$40,733	$24,047	$16,686
Office Equipment	25,989	25,989	-

Total	$66,722	$50,036	$16,686

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

9.	DEFERRED DEVELOPMENT COSTS

In the year ended October 31, 2011, the Company capitalized costs in the amount of $425,085 (2010: $932,302) relating to the development of its sensor technology for future commercialization. Development costs include directly related consulting fees, materials and third party costs. During 2010, the Company evaluated the recoverability of these capitalized costs and has reflected an impairment reserve of $2,711,392 against future realization of these costs. No impairment reserve was recognized in 2011.

The breakdown of development costs that have been capitalized is as follows:

	2011
		Net Additions/
Projects	10/31/2010	Recoveries	10/31/2011

Project A	$1	$-	$1
Project B	1	-	1
Project C	1	15,000	15,001
Project D	1	-	1
Project E	221,513	251,725	473,238
Project F	1	-	1
Project G	1	141,200	141,201
Project H	1	-	1
Project I	1	-	1
Project J	-	17,160	17,160

	$221,521	$425,085	$646,606

Netted in Project E is $75,000 (2010: nil) of amounts received from a strategic development partner. Netted in Project J is $54,600 (2010: nil) of amounts received from a strategic development partner.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

9.	DEFERRED DEVELOPMENT COSTS (Cont’d)

	2010
			Impairment
Projects	10/31/09	Additions	reserve	10/31/10

Project A	$337,237	$192,258	$(529,494)	$1
Project B	38,683	75,960	(114,642)	1
Project C	587,349	210,445	(797,793)	1
Project D	750,367	46,819	(797,185)	1
Project E	131,033	90,480	-	221,513
Project F	155,942	23,452	(179,393)	1
Project G	-	19,035	(19,034)	1
Project H	-	242,464	(242,463)	1
Project I	-	31,389	(31,388)	1

	$2,000,611	$932,302	$(2,711,392)	$221,521

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

10.	INTANGIBLE ASSETS AND PATENTS

Intangible assets comprise the costs which the Company has capitalized relating to the technical expertise and know-how that the Company has developed with respect to the commercialization efforts relating to its sensor technology. In 2011, the Company determined that it had sufficiently advanced its expertise and product knowledge relating to the general commercialization efforts for its sensor technology in multiple industry vertical applications. It anticipates that it will realize commercial economic benefits from the exploitation of these intangible assets in future. Accordingly, it reports $135,465 (2010: nil) of intangible assets at October 31, 2011, representing direct costs incurred with respect to such assets.

The Company continues to pursue, protect and expand its patents registered in Canada, the United States and in foreign jurisdictions:

Patents, at cost October 31, 2009	$151,641
Accumulated amortization	(3,791)
Net book value at October 31, 2009	147,850

Additions	78,653
Amortization	(24,476)
Net book value at October 31, 2010	202,027

Additions	8,017
Amortization	(43,333)
Write-down	(129,033)

Net book value at October 31, 2011	$37,678

Amortization of $43,333 was expensed in 2011. In 2009 amortization of $3,791 and in 2010 amortization of $24,476 was capitalized in deferred development costs.

In the fiscal year ended October 31, 2011, the Company wrote-down the value of its patents by $129,033 which relates to technology the Company has no immediate plans to develop.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

11.	SHARE CAPITAL

	a.	Authorized and outstanding:

The Company has two classes of shares as follows:

		i.	Special redeemable voting preference shares, 2,000,000 authorized, none are issued and outstanding.

		ii.	Common shares without par value – an unlimited number authorized. At October 31, 2011 the Company reports 116,149,718 (2010 - 95,324,511) outstanding common shares.

	b.	Stock option plan:

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

A summary of the status of the Company’s fixed stock option plan as at October 31, 2011 and changes during the periods ended on those dates is as follows:

	Options	Weighted Average
	(000)	exercise price
Outstanding, October 31, 2007	10,325.55
Granted	2,145	1.39
Expired	(100)	.72
Exercised	(1,440)	.70
Outstanding, October 31, 2008	10,930.85
Granted	1,345	1.00
Expired	(600)	1.14
Exercised	(1,653)	.60
Outstanding, October 31, 2009 and 2010	10,022.89
Granted	7,975.22
Expired	(6,822)	.80
Exercised	-	-
Outstanding, October 31, 2011	11,175.47

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

11.	SHARE CAPITAL (Cont’d)

During the year ended October 31, 2011 the Company issued a total of 7,975,000 stock options to officers, directors and employees.

Date	# Issued	Strike Price	Expiry Date

12/20/2010	375,000.55		12/20/2012
4/5/2011	125,000.35		4/5/2016
10/31/2011	7,475,000.20		10/31/2016
	7,975,000.22

The Company recorded a total expense of $928,497 (2010: $95,038, 2009: $1,951,569) with respect to the issuance of these options, calculated in accordance with the Black Scholes option-pricing model.

During the year ended October 31, 2010, no stock options were issued nor exercised. During the fiscal year ended October 31, 2010 the Company extended by one year 100,000 options which were to expire in November 2009; the exercise price remained unchanged at $0.60 per share. In May 2010, the Company extended by one year the maturity date on 1,927,199 options that had expired in June 2010. The exercise price on these options was unchanged at $0.72 per share. The Company recorded a total expense of $95,038 with respect to the extension of these options, calculated in accordance with the Black Scholes option-pricing model.

The underlying assumption in the Black Scholes model were as follows:

	2010	2011
Expected dividends	-	-
Volatility factor	59%-71%	90%-95%
Risk free interest rate	.6%	1.62% -2.55%
Weighted average expected life	1 year	2 – 5 years

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

11.	SHARE CAPITAL (Cont’d)

No cash proceeds were realized during the year ended October 31, 2011 by the Company as the result of options exercised by officers and directors and staff (2010: nil).

The current stock compensation expense as reflected in the financial statements is summarized as:

Quarter Ending	2009	2010	2011

January 31	355,117	-	33,735
April 30	342,000	30,385	12,426
July 31	342,000	64,653	-
October 31	912,452	-	882,336

	1,951,569	95,038	928,497

The following table summarizes information about stock options outstanding as at October 31, 2011:

Options Outstanding			Options exercisable
		Weighted	Weighted
		average	Average		Weighted
Actual exercise	Number	remaining	exercise	Number	Average
price	outstanding	contractual life	price	Exercisable	exercise price
$		(in years)	$		$
0.36	350,000	.5 years	0.36	350,000	0.36
0.60	190,000	0.9 years	0.60	190,000	0.60
0.55	315,000	1.1 years	0.55	315,000	0.55
1.01	325,000	1.3 years	1.01	325,000	1.01
1.12	10,000	1.4 years	1.12	10,000	1.12
1.50	1,100,000	1.8 years	1.50	1,100,000	1.50
1.00	1,285,000	2.8 years	1.00	1,285,000	1.00
0.35	125,000	4.4 years	0.35	125,000	0.35
0.20	7,475,000	5.0 years	0.20	7,475,000	0.20
TOTAL	11,175,000		0.47	11,175,000	0.47

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

11.	SHARE CAPITAL (Cont’d)

	c.	Loss per share

The diluted loss per share gives effect to the exercise of any option or warrant for which the exercise price is lower than the average market price during the year using the treasury stock method. The inclusion of the Company’s stock options, convertible debt and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and they are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share.

	d.	Private Placements

i.

In 2011 the Company completed a series of private placement financings with investors pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received gross proceeds of $2,478,681 and issued a total of 20,825,207 common shares.

20,825,207 common share purchase warrants with an average price of $0.14 were attached to the private placements completed during 2011. All warrants issued in 2011 have a 12 month term from issue date.

ii.

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

		iii.	In 2011 the Company extended the expiry date on certain common share purchase warrants issued previously, as below:

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

11.	SHARE CAPITAL (Cont’d)

Date of Issue	# of Warrants	Strike Price	Extended Expiry
		$	Date
May 14, 2009	429,686	1.20	May 14, 2012
November 11, 2009	123,276	0.75	May 11, 2012
December 14, 2009	600,000	0.76	June 14, 2012
December 16, 2009	815,000	0.56	June 16, 2012
January 15, 2010	341,000	0.55	June 15, 2011
January 15, 2010	25,000	0.55	July 15, 2012
January 26, 2010	300,000	0.55	July 26, 2012
February 1, 2010	111,111	0.56	August 1, 2012
February 12, 2010	133,333	0.56	August 12, 2012
May 25, 2010	765,188	0.41	May 25, 2012
June 15, 2010	339,838	0.40	June 15, 2012
July 12, 2010	312,500	0.39	July 12, 2012
July 23, 2010	312,500	0.40	July 23, 2012
August 30, 2010	200,000	0.28	August 26, 2012
October 15, 2010	1,325,000	0.24	October 15, 2012
November 5, 2010	500,000	0.22	November 5, 2012
November 30, 2010	400,000	0.22	November 30, 2012
December 17, 2010	20,000	0.20	December 17, 2012
December 20, 2010	300,000	0.22	December 20, 2012
January 4, 2011	250,000	0.20	January 4, 2013
January 31, 2011	325,000	0.22	January 31, 2013
	7,928,432

In each case the Company calculated the charge associated with the extensions of these warrants in accordance with the Black Scholes option-pricing model and reported a total charge to retained earnings and an offsetting charge to contributed surplus of $293,020 with respect to these extensions.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

11.	SHARE CAPITAL (Cont’d)

	e.	Bridge Loans:

i.

On March 31, 2010 the Company secured a 180 day convertible bridge loan (“Loan 1”) from an arm’s length investor in the amount of CDN $250,000. The interest rate on the loan was established at 4% per month (effective interest rate – 48%). The principal and interest of the loan was convertible at $0.55 per share at the holder option. The Company provided 12,500 common share purchase warrants to acquire common shares at a strike price of $0.50 per share. As a result, net proceeds of $220 were allocated to warrants. The loan was originally due in October 2010. At October 31, 2010, the note remained outstanding and interest was accrued at the stated rate of 4% per month compounded monthly. On December 17, 2010, the Company renegotiated the loan, extending the terms to June 17, 2011 and bearing interest at 2% per month compounded monthly. An additional 20,000 common share purchase warrants were issued in conjunction with the renegotiation. No value was assigned to these warrants as their value was nominal. The conversion feature for this loan was reduced from $0.55 to $0.20. As a result of the change in conversion value of $158,567 was recorded to retained earnings with an offsetting charge to contributed surplus to reflect the value of the more favourable conversion feature.

On July 17, 2011 the Company renegotiated the loan, extending the terms to October 17, 2011 and bearing interest at 2% per month compounded monthly. An additional 20,000 common share purchase warrants were issued in conjunction with the renegotiation. No value was assigned to these warrants as their value was nominal. The conversion feature of this loan remained unchanged at $0.20. This loan was repaid in October 2011.

ii.

On August 30, 2010 the Company secured a 180 day convertible bridge loan (“Loan 2”) from an arms’ length investor in the amount of CDN $200,000. The interest rate on the loan was established at 2% per month (effective interest rate – 25%). The principal and interest of the loan was convertible at $0.40 per share at the holder’s option. The Company provided 7,500 common share purchase warrants to acquire common shares at a strike price of $0.40 per share. As a result, net proceeds of $14 was allocated to warrants. This loan was repaid in February 2011.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

11.	SHARE CAPITAL (Cont’d)

iii.

On March 4, 2011 the Company secured a 180 day convertible bridge loan (“Loan 3”) from an arms’ length investor in the amount of CDN $100,000. The interest rate on the loan was established at 2% per month (effective interest rate – 26%). The principal and interest of the loan was convertible at $0.21 per share at the holder’s option. The Company provided 5,000 common share purchase warrants to acquire common shares at a strike price of $0.21 per share. As a result, net proceeds of $6 were allocated to warrants. The loan was originally due September 4, 2011. The loan was renegotiated and extended for an additional 90 days. The conversion price was revised to $0.15 per share at the holder’s option. As a result of the change in conversion, a value of $26,997 was recorded to retained earnings with an offsetting charge to contributed surplus to reflect the value of the more favourable conversion feature. All other terms remain the same. This loan was repaid subsequent to year end (Note 20).

iv.

On February 25, 2011 the Company secured a 30 day convertible bridge loan (“Loan 4”) from an arms’ length investor in the amount of CDN $250,000. The interest rate on the loan was established at 2% per month (effective interest rate – 27%). The principal and interest of the loan was convertible at $0.21 per share at the holder’s option. The Company provided 10,000 common share purchase warrants to acquire common shares at a strike price of $0.21 per share. No value was assigned to the warrants as the amount was nominal. In the quarter ended July 31, 2011, the principal and interest were repaid.

v.

On March 22, 2011 the Company secured a short term loan (“Loan 5”) from a director of the Company in the amount of CDN $100,000. The interest rate on the loan was established at 2% per month (effective interest rate – 25%). In the quarter ended July 31, 2011, the principal and interest were repaid.

The outstanding bridge loans at October 31, 2010 are summarized as below:

			Total
	Loan 1	Loan 2	Loan
Principal	$249,176	$188,600	$437,776
Interest Accrued	67,686	7,689	75,375
Accretion Expense	4,986	429	5,415
Equity portion of bridge loan – conversion	(4,766)	(1,018)	(5,784)
Equity portion of bridge loan – future warrants	(220)	(14)	(234)

Balance at October 31, 2010	$316,862	$195,686	$512,548

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

11.	SHARE CAPITAL (Cont’d)

The outstanding bridge loans at October 31, 2011 are summarized as below:

	Loan 1	Loan 2	Loan 3	Loan 4	Loan 5	Total
Principal	249,176	188,600	102,940	254,875	138,998	934,589
Interest accrued	160,402	23,898	16,162	12,065	2,769	215,296
Accretion expense	4,986	1,032	564	-	-	6,582
Equity portion of bridge loan - conversion	(4,766)	(1,018)	(558)	-	-	(6,342)
Equity portion of bridge loan - future warrants	(220)	(14)	(6)		-	(240)
Payments	(409,578)	(212,498)	(12,319)	(266,940)	(141,767)	(1,043,102)

Balance at October 31, 2011	-	-	106,783	-	-	106,783

Warrants issued
2010	12,500	7,500	-	-	-	20,000
2011	40,000	-	5,000	10,000	-	55,000
	52,500	7,500	5,000	10,000	-	75,000

vi.	The fair value of the warrants issued with respect to the bridge loans was estimated using the Black Scholes option-pricing model with the following assumptions:

	2010	2011
	Loans	Loans
Expected dividends	-	-
Volatility factor	47% – 54%	111% - 112%
Risk-free interest rate	.6%-1.06%	1.33% - 1.38%
Weighted average expected life	6 months	6 months - 1 year

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

11.	SHARE CAPITAL (Cont’d)

f.	Warrants:

A summary of the outstanding common share purchase warrants as of the Company’s fiscal year-ends and the changes during the periods are as follows:

		Weighted
		average	Proceeds
	Warrants	exercise price	Realized
Balance outstanding at October 31, 2008	637,128	$1.04
Exercised	(200,000)	$1.17	$234,000
Expired	(826,108)	$1.10	-
Granted	3,805,845	$0.86	-
Balance outstanding at October 31, 2009	3,416,865	$0.82
Exercised	-	-	-
Expired	(2,987,181)	$0.76	-
Granted	5,769,201	$0.46	-
Balance at October 31, 2010	6,198,885	$0.51
Exercised	-	-	-
Expired	(406,455)	$0.54	-
Granted	20,880,207	$0.14	-
Balance at October 31, 2011	26,672,637	$0.23

g.	Settlement of Accounts Payable:

In September 2010 the Company settled certain accounts payable outstanding with a supplier by issuing 192,307 common shares valued at $50,000.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

11.	SHARE CAPITAL (Cont’d)

	h.	Shares Issued Under Service Contract:

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

12.	CONTRIBUTED SURPLUS

Balance at October 31, 2008	$22,114,421
Stock compensation expense relating to stock options issued	1,951,569
Stock options exercised	(573,706)
Common share purchase warrants issued	653,627
Balance at October 31, 2009	$24,145,911
Common share purchase warrants issued	423,455
Stock compensation expense relating to stock options extended	95,038
Balance at October 31, 2010	$24,664,404
Stock compensation expense relating to stock options issued	928,497
Common share purchase warrants:
(a) Issued	774,575
(b) Extended	293,020
Expense relating to equity portion of bridge loan	5,790
Modification of conversion feature of bridge loans	185,564
Balance at October 31, 2011	$26,851,850

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

12.	CONTRIBUTED SURPLUS (Cont’d)

The Company has calculated the charges to contributed surplus as presented above using the Black Scholes option pricing model.

The components of contributed surplus as reported at October 31st include:

	2011	2010	2009
Amount relating to loan forgiveness at inception of the Company	$544,891	$544,891	$544,891
Stock options compensation related	23,530,672	22,602,176	22,507,138
Common share purchase warrants	2,584,933	1,517,337	1,093,882
Bridge loan related	191,354	-	-
	$26,851,850	$24,664,404	$24,145,911

13.	INCOME TAXES

a.

The Company has non-capital losses of approximately $17.6 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. As of October 31, 2011 the tax losses expire as follows:

	Canada	Other Foreign	Total
2014	1,026,401	-	1,026,401
2015	3,232,477	-	3,232,477
2022	-	7,301	7,301
2023	-	9,667	9,667
2025	-	14,471	14,471
2026	2,418,255	5,245	2,423,509
2027	2,033,562	3,459	2,037,021
2028	10,548	55,519	66,067
2029	2,084,132	463,610	2,547,742
2030	2,812,037	1,471,700	4,283,737
2031	1,552,679	421,724	1,974,402
	$15,170,091	$2,452,705	$17,622,796

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

For the years ended October 31, 2011, 2010 and 2009

13.	INCOME TAXES (Cont’d)

b.

Future income taxes reflect the net tax effect of temporary differences between carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax assets and liabilities are as follows:

	10/31/11	10/31/10	10/31/09
Non-capital losses and other	$4,959,149	$4,104,904	$4,122,566
Capital losses	210,319	204,815	224,036
Property and equipment, intangible assets and deferred development costs	1,898,201	1,911,952	1,562,648
Share issue costs	28,788	32,525	38,145

	7,096,457	6,254,196	5,947,395
Valuation allowance	(7,096,457)	(6,254,196)	(5,947,395)
	$-	$-	$-

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

13.	INCOME TAXES (Cont’d)

	c.	The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is as follows:

	2011	2010	2009

Loss before income	$(2,572,339)	$(4,665,353)	$(4,310,939)
taxes
Statutory rate	28.53%	31.49%	33.00%

Expected income tax recovery	(733,888)	(1,469,267)	(1,422,610)
Effect on income taxes of unrecognized future income tax assets relating to deductible temporary differences on:

Non-deductible expenses and other items	266,071	34,860	667,939

Expiry of non-capital losses	-	312,428	-
Share issue costs and other	(8,062)	(9,827)	(47,681)
Future tax assets not recognized in prior years	-	(2,568)	(2,094,503)

Effect of exchange rate on future tax assets carried forward from previous years	(183,451)	(300,585)
Change in future income tax rates and other	(181,726)	1,137,666	-
Change in valuation allowance	842,261	306,801	2,896,855
	$1,205	$9,508	$-

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

14.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS

	a.	Chairman:

On May 29, 2005, the Company entered into a new employment agreement with the Chairman for a period from January 1, 2005 through September 30, 2009. In 2009, the Company extended the agreement to December 31, 2010. Under the terms of the agreement, the Chairman was retained to provide certain management services to the Company. The Company agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over year basis commencing as of December 31, 2005 subject to a minimum annual compensation amount of $150,000 Canadian funds. At the Company’s option it can pay cash or issue common shares as compensation providing that the cumulative maximum number of shares that it can issue under the agreement is two million common shares. The Company determined that the compensation expense in fiscal 2010 was $150,000 Canadian funds ($143,877 U.S. funds at average exchange rates) under this agreement (2009: $150,000 Canadian funds or $129,149 U.S. funds). In January 2011, the Board of Directors extended the Chairman’s contract on a month to month basis reflecting the minimal annual compensation amount of $150,000 Canadian funds.

In 2011 the Chairman was awarded a total of 1 million options at a strike price of $.20 per common share (2010: no options were awarded).

The total compensation paid to the Chairman during the year is summarized as follows:

	Cash Compensation	Stock Option Expense
2011	$ 152,326	$ 118,038
2010	143,877	-
2009	129,149	101,760

In August 2011 the Chairman converted $112,500 of compensation received under the contract to a Unit private placement. Each Unit consisted of one common share and one common share purchase warrant. A total of 703,125 Units were issued under the private placement.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

14.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS (Cont’d)

In 2011 the Chairman extended a bridge loan to the Company in the amount of $100,000. The interest rate on the loan was established at 2% per month (effective interest rate – 25%). In the quarter ended July 31, 2011, the principal and interest were repaid.

b.	Management and consulting fees:

Included in professional fees as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers and directors of the Company. The total compensation paid to such parties during the fiscal years ending October 31, 2009 - 2011 is as follows:

	Cash Compensation	Stock Option Expense
2011	$ 647,132	$ 590,191
2010	$ 621,223	$ 64,653
2009	$ 625,576	$ 407,040

The Stock Option Expense in 2010 as listed above relates to the extension of 1,927,199 stock options.

In 2011 the Company assigned the promissory note receivable (Note 7) to an officer of the Company in conjunction with outstanding and unpaid fees due to that officer. During 2011, a total of $80,000 received from the borrower was paid directly to that officer under the assignment agreement. At October 31, 2011 the gross amount of principal and interest outstanding from the borrower is $111,553 which amount is fully reserved by the Company. The balance owing to the officer of the Company at October 31, 2011 is $102,512.

The above-noted compensation has been included in the Consolidated Statements of Operations, and Deficit under the caption Professional, Other fees and Salaries, which total amount reported includes:

	2011	2010	2009
Professional and other fees	$640,349	$750,482	$845,533
Salaries and wages	424,306	499,886	443,858
Stock compensation expense	928,497	95,038	1,951,569
	$1,993,152	$1,345,406	$3,240,960

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

14.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS (Cont’d)

	c.	Cost sharing agreements:

The Company has entered into cost sharing arrangements with companies where certain senior officers and directors exercise significant influence. These transactions, which were measured at the exchange amount on the date of the transaction, relate to salaries, rent and other expenses.

The net expenses reported by the Company in these expense categories are summarized as follows:

	Rent	Salaries	Other	Total
2011	$55,800	$424,306	$11,482	$491,588
2010	27,610	499,886	13,112	540,608
2009	17,177	289,897	11,541	318,615

In 2011 the gross amount of these expenses was $571,345 and the Company re-billed $79,760 of these costs to these related companies. At October 31, 2011 the Company reports $64,869 of balances due from such parties for these expenses and has reserved this amount due to uncertainty of collection.

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

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

15.	COMMITMENTS (Cont’d)

•	The Company has agreed to royalties and payments under the terms of the License Agreement as follows:

•	In consideration for the rights and licenses granted, the Company has agreed to pay to the UofT:

i.	4% of net sales until such time as the UofT has received from the Company an aggregate amount of five hundred thousand Canadian dollars (CDN$500,000);

ii.	1% of net sales thereafter.

•	If the Company sublicenses any rights granted herein to any non-affiliate:

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

For the years ended October 31, 2011, 2010 and 2009

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

The Company entered into a 12 month lease commitment with respect to its head office. The lease extends through December 31, 2012 and stipulates a monthly lease obligation of $4,690 plus the proportionate cost of operating costs and taxes.

c.	Employment and Consulting Contracts:

The Company entered into an employment agreement with the Chairman through December 31, 2010 as outlined in Note 14 (a) which stipulated an annual minimum obligation of $150,000 Canadian funds ($152,326 U.S. at average exchange rates). In 2011, this contract was extended on a month to month basis. The Company reported $152,326 of compensation expense with respect to this employment agreement in 2011 (2010: $143,877).

In May 2008 the Company entered into two year agreements with the President and the Chief Financial Officer and a three year agreement with the President of the Company’s subsidiary, MAST. In May 2010 the agreements with the President and the Chief Financial Officer were continued on a month to month basis on the same terms. In May 2011 the agreement with the President of MAST were continued on a month-to-month basis on the same terms.

These agreements stipulate minimum cash compensation obligations as below:

President	$13,333	Canadian funds per month
Chief Financial Officer	$12,500	Canadian funds per month
President – MAST	$15,000	U.S. funds per month

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

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

In July 2009, the Company executed a purchase order for approximately $1 million of services to be provided by a supplier between July 2009 – April 2010. This purchase order was cancelled in October 2010. At October 31, 2010, the Company has paid a total of $348,000 to the supplier and reflects $25,000 in outstanding accounts payable in respect of these working arrangements. The Company reports a recovery of $75,896 (2010: $106,007) in the statement of operations and deficit with respect to these costs which were previously expensed.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

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

17.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

a.	Fair values

The fair values for all financial assets and financial liabilities approximate their carrying values due to their short-term nature.

b.	Foreign currency balances

The consolidated financial statements include balances that are denominated in Canadian dollars as follows:

	2011	2010	2009
Cash and cash equivalents	$20,238	$4,681	$90,307
Deposits and other receivables	21,467	89,238	83,486
Accounts payable and accrued liabilities	496,597	1,063,456	450,342
Bridge Loans	103,733	450,000	-

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

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

A 10% strengthening of the US dollars against Canadian dollars would have increased the net equity by $55,862 (2010 – $86,395) due to a reduction in the value of net liability balance. A 10% weakening of the US dollar against Canadian dollar at October 31, 2011 would have had the equal but opposite effect.

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

The Company is exposed to interest price risk on its interest bearing bridge loans as the interest rate is fixed.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

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

All financial liabilities are due within 1 year from the balance sheet at October 31, 2011.

Credit Risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalents, deposit and other receivables. The carrying amount of financial assets represents maximum credit exposure.

As at October 31, 2011, the Company reports a working capital deficiency of $1,047,228 and has certain financial commitments (Note 15), the majority of which are due within one year. It must continue to raise financing in order to meet its current obligations.

18.	RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“CANADIAN GAAP”) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”)

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP which, in the case of the Company, conforms in all material respects with U.S. GAAP except for the accounting for development costs, intangible assets, prior valuations of Unit private placements, warrant modification and modification of conversion feature of bridge loans. These are discussed below:

	a.	Development costs:

Under U.S. GAAP, all development costs are expensed as incurred. Under Canadian GAAP, development costs that meet criteria for deferral are capitalized.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

18.	RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“CANADIAN GAAP”) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) (Cont’d)

	b.	Intangible assets:

Under U.S. GAAP, intangible asset costs relating to technology are generally expensed as they do not meet capitalization criteria. Under Canadian GAAP, intangible asset costs that meet criteria for deferral are capitalized.

	c.	Valuation of Unit private placements:

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

	d.	Warrant modification:

The warrants that were modified were initially classified as a component of stockholders’ equity. At the modification date, the fair value of the warrants was calculated immediately before and after the modification. Under U.S. GAAP this amount has been recorded as an increase to paid in capital, and a decrease to retained earnings. This is considered a benefit to the warrant holders at the expense of the general common shareholders. As such, it is a “deemed dividend” under U.S. GAAP and included in the determination of net loss applicable to common stockholders. Under Canadian GAAP this cost is included below net loss in the determination of shareholders' equity.

	e.	Modification of the conversion feature of bridge loans:

During the year, certain convertible debt arrangements were modified, Loans 1 and 3. In accordance with ASC 470-50-40-10 “Debt Modification and Extinguishments”, the removal and addition of conversion features automatically indicate that the modification of the debt was substantial, and should be treated as an extinguishment, and an issuance of new debt. To the extent that the carrying value of the extinguished instruments is different, a gain or loss would be recognized. The carrying value of the extinguished debt instruments was not materially different from the modified debt instrument; as such no gain or loss was recorded.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

18.	RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“CANADIAN GAAP”) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) (Cont’d)

Hence, there was no difference between Canadian and U.S. GAAP. Under Canadian GAAP guidance, Loan 1 was treated as an extinguishment and an issuance of new debt, however the carrying value of the extinguished debt instrument was not materially different from the original carrying value, as such no gain or loss was recorded. Under Canadian GAAP guidance, Loan 3 did not meet the criteria for extinguishment and an issuance of new debt as such it is treated as a renegotiation of debt and all previously determined adjustments of the original debt are maintained.

The conversion feature change with regards to the debt must be analyzed to determine if it should be separated from the debt host contract. Per U.S. GAAP guidance, regarding Loan 1 and Loan 3, the conversion feature is not an embedded derivative that requires separation. These loans were also analyzed to determine if a beneficial conversion feature exists that must be accounted for separately. It was determined that no beneficial conversion feature exists on these loans under U.S. GAAP. Under Canadian GAAP a value of $185,564 was recorded to retained earnings with an offsetting charge to contributed surplus to reflect the value of the more favourable conversion features (Note 11 (e)).

f.	A reconciliation between Canadian and U.S. GAAP in these financial statements is as follows:

		2011			2010
		Balance			Balance
		Canadian		Balance US	Canadian		Balance US
Balance sheet		GAAP	Adjustment	GAAP	GAAP	Adjustment	GAAP

Current assets		$76,396		$76,396	$128,102		$128,102
Property and equipment		10,201		10,201	16,686		16,686
Deferred development costs	a	646,606	(646,606)	-	221,521	(221,521)	-
Intangible asset	b	135,465	(135,465)	-	-		-
Patents		37,678	-	37,678	202,027	-	202,027
		$906,346	$(782,071)	$124,275	$568,336	$(221,521)	$346,815

Accounts payable and accrued liabilities		$1,016,841		$1,016,841	$1,075,014		$1,075,014
Bridge loans		106,783		106,783	512,548		512,548
		1,123,624	-	1,123,624	1,587,562	-	1,587,562

Share capital	c	51,774,555	(400,659)	51,373,896	50,102,699	400,659	50,503,358
Equity component of bridge loans		558		558	5,784		5,784
Contributed surplus	c,e	26,851,850	215,095	27,066,945	24,664,404	(400,659)	24,263,745
Deficit	a,b,e	(78,844,241)	(596,507)	(79,440,748)	(75,792,113)	(221,521)	(76,013,634)
		$906,346	$(782,071)	$124,275	$568,336	$(221,521)	$346,815

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

18.	RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“CANADIAN GAAP”) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) (Cont’d)

Loss for the period		2011	2010	2009

Net loss for the period - Canadian GAAP		$(2,573,544)	$(4,674,861)	$(4,310,939)
Add back: Write-off in the current year of prior year cost		-	1,869,578	-
Development cost expensed per U.S. GAAP	a	(425,085)	(90,488)	(2,000,611)
Intangible assets expensed per U.S. GAAP	b	(135,465)	-	-
Net loss for the year - U.S. GAAP		$(3,134,094)	$(2,895,771)	$(6,311,550)
Adjustment for the modification of warrants per U.S. GAAP	d	(293,020)	-	-
Net loss applicable to common stockholders - U.S. GAAP		(3,427,114)	(2,895,771)	(6,311,550)
Loss per share - basic and diluted under U.S. GAAP		(0.03)	(0.03)	(0.07)

Weighted average number of shares outstanding		102,301,168	92,225,645	86,400,439

Cash flows		2011	2010	2009

Cash flow from operating activities per Canadian GAAP		(1,453,508)	$(1,616,133)	$(2,231,838)
Expenditure of development costs per U.S. GAAP	a	(425,085)	(90,488)	(2,000,611)
Expenditure of intangible asset costs per U.S. GAAP	b	(135,465)	-	-
Cash flows from operating activities per U.S. GAAP		$(2,014,058)	$(1,706,621)	$(4,232,449)

Cash flow from investing activities per Canadian GAAP		(568,567)	$(958,594)	$(2,158,129)
Expenditure of development costs per U.S. GAAP	a	425,085	90,488	2,000,611
Expenditure of intangible asset costs per U.S. GAAP	b	135,465	-	-
Cash flows from investing activites per U.S. GAAP		$(8,017)	$(868,106)	$(157,518)

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

18.	RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“CANADIAN GAAP”) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) (Cont’d)

	g.	Adoption of new accounting polices

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

	h.	Recent US accounting pronouncements not adopted

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

For the years ended October 31, 2011, 2010 and 2009

18.	RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“CANADIAN GAAP”) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) (Cont’d)

In December 2010, the FASB issued ASU No. 2010-29, “Business Combinations (Topic 805) — Disclosure of Supplementary Pro Forma Information for Business Combinations” (“ASU 2010-29”). This standard update clarifies that, when presenting comparative financial statements, SEC registrants should disclose revenue and earnings of the combined entity as though the current period business combinations had occurred as of the beginning of the comparable prior annual reporting period only. The update also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, non-recurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU 2010-29 is effective prospectively for material (either on an individual or aggregate basis) business combinations entered into in fiscal years beginning on or after December 15, 2010 with early adoption permitted. The Company is currently in the process of determining the impact, if any, of adoption of the provisions of ASU 2010-29.

In May 2011, the Financial Accounting Standards Board ("FASB") issued ASU No. 2011-04, Topic 820 - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”), which amends current fair value measurement and disclosure guidance to converge with International Financial Reporting Standards ("IFRS") and provides increased transparency around valuation inputs and investment categorization. This guidance is effective for fiscal years and interim periods, beginning after December 15, 2011. Early application by public companies is not permitted. The Company is currently in the process of determining the impact, if any, of the adoption of the provisions of ASU 2011-04.

In June 2011, the FASB issued ASU No. 2011-05, Topic 220 - Presentation of Comprehensive Income (“ASU 2011-05”), which requires an entity to present total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. This guidance is effective for fiscal years and interim periods, beginning after December 15, 2011. The Company is currently in the process of determining the impact, if any, of the adoption of the provisions of ASU 2011-05.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

18.	RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“CANADIAN GAAP”) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) (Cont’d)

In September 2011, the FASB issued ASU No. 2011-08, Topic 350 - Intangibles - Goodwill and Other ("ASU 2011-08"), which amends Topic 350 to allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based the qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This guidance is effective for annual and interim goodwill tests performed for years beginning after December 15, 2011. Early adoption is permitted. The Company is currently in the process of determining the impact, if any, of the adoption of the provisions of ASU 2011-08.

In December 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-12, Topic 220 - Comprehensive Income ("ASU 2011-12"), which indefinitely deferred certain provisions of ASU 2011-05, including the requirement to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. This amendment is effective for both annual and interim financial statements beginning after December 15, 2011. The Company is currently in the process of determining the impact, if any, of the adoption of the provisions of ASU 2011-12.

In December 2011, the FASB issued ASU No. 2011-11, Topic 2010 - Balance Sheet ("ASU 2011-11"), which contains new disclosure requirements regarding the nature of an entity's rights of set off and related arrangements associated with its financial instruments and derivative instruments. Under U.S. GAAP, certain derivative and repurchase agreement arrangements are granted exceptions from the general off-setting model. To facilitate comparison between financial statements prepared under U.S. GAAP and IFRS, the new disclosure requirement will provide financial statement users information regarding both gross and net exposures. This guidance is effective for annual and interim financial statements beginning on or after January 1, 2013. Retrospective application is required. The Company is currently in the process of determining the impact, if any, of the adoption of the provisions of ASU 2011-11.

19.	SEGMENTED INFORMATION

There is one operating segment of the business being the development and commercialization efforts with respect to the Company's proprietary memory and sensor applications. Currently, the predominant market segment that the Company is pursuing is the North American market for such technology.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

20.	SUBSEQUENT EVENTS

a)

The Company raised an additional $388,997 through Unit private placements and issued 2,979,450 Units. Each Unit consists of one common share and one share purchase warrant. Of this amount, the Chairman subscribed for 625,000 units at a price of $0.10 per unit, an officer for 142,858 units at price of $0.35 per unit.

	b)	The convertible loan described in Note 11 (e)(iii) was repaid in December 2011.

c)

The Company secured $284,513 of bridge loans from a group of arm’s length investor in December 2011 with maturities of six months. The loans are unsecured, bear interest at a rate of 2% per month and are convertible at the holder’s option at $0.12 per unit. Each unit includes one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.12.

d)

The Company secured $98,058 bridge loan from an arm’s length investor in January 2012 with a maturity of six months. The loan is unsecured, bears interest at a rate of 2% per month and is convertible at the holder’s option at $0.10 per unit. Each unit includes one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.12.

e)

The Company secured $20,092 bridge loan from an arm’s length investor in February 2012 with a maturity of six months. The loan is unsecured, bears interest at a rate of 2% per month and is convertible at the holder’s option at $0.12 per unit. Each unit includes one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.15.

f)

The Company secured $184,554 bridge loan from an arm’s length investor in February 2012 with a maturity of six months. The loan is unsecured, bears interest at a rate of 2% per month and is convertible at the holder’s option at $0.17 per unit. Each unit includes one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.20.

	g)	On December 2, 2011 the Company revised the expiration date of 1,015,000 warrants expiring during the months of January, March and April 2012 by extending them for a further period of one year.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2011, 2010 and 2009

21.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's financial statement presentation.

**************************************

ITEM 18.   Financial Statements

Not applicable.

ITEM 19.   Exhibits

The following exhibits are filed as part of this Annual Report:

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

44

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

45

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

MICROMEM TECHNOLOGIES INC.

By: /s/ Joseph Fuda
Name: Joseph Fuda
Title: Chief Executive Officer

By: /s/ Dan Amadori
Name: Dan Amadori
Title: Chief Financial Officer

Dated: February 24, 2012

46