Form 20-F
period 2012-10-31
MICROMEM TECHNOLOGIES INC
filed 2013-02-25
CIK 1085921

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________

FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For The Fiscal Year Ended October 31, 2012

Or

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[_] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell report

Commission File No. 0-26005
___________

MICROMEM TECHNOLOGIES INC.
(Exact name of Registrant as specified in its charter)

Ontario, Canada
(Jurisdiction of incorporation or organization)

121 Richmond Street West, Suite 304
Toronto, Ontario M5H 2K1, Canada
Tel: (416) 364-6513
Fax: (416) 360-4034
(Address of principal executive offices)

Joseph Fuda; 416-364-6513, JFuda@micromeminc.com, 121 Richmond Street West, Suite 304 Toronto, On M5H 2K1
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 136,430,555 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act:

Yes [_]     No [X]

If this report is an annual or transition report, indicate by check mark if the registration is not required to file a report pursuant to section 13 or 15 of the Securities Exchange Act of 1934:

Yes [_]     No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes [X]     No [_]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [_]     No [_]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerator filer” in Rule 12b-2 of the Exchange Act:

Large Accelerated Filer [_]	Accelerated Filer [_]	Non-Accelerated Filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [_]	International Financial Reporting Standards as issued	Other [_]
by the International Accounting Standards Board [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 [_]       Item 18 [_]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes [_]       No [X]

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Fiscal Years 2012 and 2011

The following table sets forth our selected consolidated financial data in United States dollars as of and for each of the fiscal years ended October 31, 2012 and October 31, 2011. The selected consolidated financial data has been derived from our audited consolidated financial statements. All information contained in the following table should be read in conjunction with our audited consolidated audited financial statements and the notes thereto in “Item 18-Financial Statements” and "Item 5 - Operating and Financial Review and Prospects” included elsewhere in this Annual Report on Form 20-F.

Our consolidated financial statements for the year ended October 31, 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Previously the Company prepared consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Company has restated the comparative financial statements at October 31, 2011 and the preparation of the opening statement of financial position as at November 01, 2010 to IFRS.

International Financial Reporting Standards

Selected balance sheet information
(all amounts in U.S. dollars)
	2012	2011
Working capital (deficiency)	$(731,673)	$(1,060,487)
Capital Assets	5,787	10,201
Total Assets	1,180,278	906,346
Capital Stock	54,728,239	51,774,555
Shareholders' equity (deficiency)	(904,030)	(1,409,228)

Selected statement of operations and deficit information
(all amounts in U.S. dollars)

	2012	2011
Interest and other income	-	$963
Research and development expenses	229,840	(75,896)
General and administrative and other expenses	1,114,369	2,329,544
Stock compensation expense	430,856	928,497
Loss before income taxes	(1,775,065)	(3,181,182)
Provision for income taxes (recovery)		1,205
Net loss	(1,775,065)	(3,182,387)
Loss per share-basic and diluted	(0.01)	(0.03)
Weighted average number of basic and diluted shares	123,375,510	102,301,168
Dividends	-	-

Fiscal Years 2010, 2009 and 2008

The following table sets forth our selected consolidated financial data in United States dollars as of and for each of the fiscal years ended October 31, 2010, October 31, 2009 and October 31, 2008. The selected consolidated financial data has been derived from our audited consolidated financial statements. These consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from the principles the Company would have followed had it consolidated financial statements been prepared in accordance with U.S. GAAP. The selected consolidated financial information in the IFRS chart above should not be compared to the information in the Canadian GAAP table below as the information was prepared using different financial reporting standards.

Canadian GAAP

Selected balance sheet information
(all amounts in U.S. dollars)
	2010	2009	2008
Working capital (deficiency)	$(1,459,460)	$($650,044)	$(338,079)
Capital Assets	16,686	24,442	26,321
Total Assets	568,336	2,562,479	630,467
Capital Stock	50,102,699	48,494,180	44,380,134
Shareholders' equity (deficiency)	(1,019,226)	1,522,839	(311,758)

Selected statement of operations and deficit information
(all amounts in U.S. dollars)
	2010	2009	2008
Interest and other income	$22,886	$88,047	$11,762
Research and development expenses	(106,007)	13,880	1,063,508
General and administrative and other expenses	4,699,208	2,433,537	3,323,565
Stock compensation expense	95,038	1,951,569	1,041,414
Loss before income taxes	(4,665,353)	(4,310,939)	(5,416,725)
Provision for income taxes (recovery)	9,508	-	-
Net loss	(4,674,861)	(4,310,939)	(5,416,725)
Loss per share-basic and diluted	0.05	0.05	0.07
Weighted average number of basic and diluted shares	92,225,645	86,400,439	78,012,115
Dividends	-	-	-

Reconciliation between Canadian GAAP and U.S. GAAP:

Canadian GAAP conforms in all material respects with U.S. GAAP except for how the Company has accounted for development expenditures reported in the fiscal years ended October 31, 2010 and 2009 and the allocation of Unit private placement proceeds using the relative fair value method of accounting for the fiscal years through to October 31, 2008. Until October 31, 2008, for all Unit private placement financings completed, the Company assigned 100% of the proceeds from these financings to the common shares and no value to the attached warrants. In the fiscal year ended October 31, 2009, the Company changed the estimates that it used to value the common shares and warrants included in the Unit private placement financings which it completed in the fiscal year then ended. It assigned the value to the warrants which formed part of these Unit private placements calculated in accordance with the Black Scholes option-pricing model. Under U.S. GAAP, using standards which are analogous, the valuation of the shares and warrants would be determined using the relative fair value approach. There is no change in aggregate shareholders’ equity.

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

	2012	2011	2010	2009	2008
High for period	1.0281	1.0583	1.0039	0.9716	1.0905
Low for period	0.9783	0.9430	0.9278	0.7692	0.7726
End of period	0.9872	1.0079	0.9885	0.9334	0.8374
Average for period	1.0046	1.0139	0.9640	0.8587	0.9761

The following table sets forth, for each period indicated, the high and low exchange rates for United States dollars expressed in Canadian dollars on the last day of each month during such period, based on the Noon Buying Rate.

	February	March	April	May	June	July
	2012	2012	2012	2012	2012	2012
High	1.0016	1.0015	1.0039	1.0349	1.0418	1.0214
Low	0.9866	0.9849	0.9807	0.9839	1.0178	1.0014

	August	September	October	November	December	January
	2012	2012	2012	2011	2011	2012
High	1.0062	0.9902	1.0004	1.0487	1.0406	1.0272
Low	0.9863	0.9710	0.9763	1.0126	1.0105	0.9986

On February 22, 2013 the noon buying rate for one Canadian dollar, as quoted by the Bank of Canada, was CDN $0.9819 = U.S. $1.00.

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

At October 31, 2012 we had $245,029 cash on hand and our current monthly cash expenses were approximately $150,000. Our working capital deficiency is $731,673 at October 31, 2012. Subsequent to October 31, 2012, through to the date of the filing of this annual report, we have raised an additional $1,052,113 through private placements and through the exercise of warrants.

We currently have no operating revenue.

At October 31, 2012 we have no revenues and there is no certainty that we will generate revenues in the near future. If we fail to enter into license agreements or if we do not obtain purchase orders from potential customers, we will have no revenues. If we enter into such agreements the amount of the revenues we receive will depend on the terms we are able to get from each licensee and the ability of each licensee to compete in their particular market.

Our magnetic sensor technology is under development.

We continued to develop prototypes of our magnetic sensor technology in 2012 working with our technical advisors, and our strategic development partners. We are pursuing joint development agreements with potential strategic partners with the expectation that we will jointly develop sensor applications for use by these potential strategic partners.

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
  price competitiveness; and
  the differential performance advantages of our technology.

After completion of the development of our technology, our ability to compete successfully will depend on elements outside of our control, including the rate at which customers incorporate our technology into their products, the success of such customers in selling those products, our protection of our intellectual property, the number, nature and success of our competitors and their product introductions and general market and economic conditions. In addition, our success will depend on our ability protect our intellectual property, to develop, introduce, and license or sell in a timely manner our technology or products incorporating our technology and to compete effectively on the basis of factors such as speed, density, die size and power consumption.

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

If we were to complete the development of our technology, our ability to compete successfully would depend on elements outside of our control, including the rate at which customers incorporate our technology into their products, the success of such customers in selling those products, our protection of our intellectual property, the number, nature and success of our competitors and their product introductions and general market and economic conditions. In addition, our success would depend on our ability to develop, introduce, and license or sell in a timely manner our technology or products incorporating our technology, our protection of our intellectual property and to compete effectively on the basis of factors such as speed, density, die size and power consumption.

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

We depend on key personnel.

Our senior managers and employees are Joseph Fuda, who serves as our Chief Executive Officer; Steven Van Fleet, who has primary responsibility for business development and who serves as President of our wholly-owned subsidiary, MAST Inc. and Dan Amadori, who serves as our Chief Financial Officer. We have engaged the services of several engineering/technical consulting firms to assist in converting our development efforts to commercialization. Our success depends on our ability to retain certain of our senior management and key technical personnel and our ability to attract and retain additional highly skilled personnel in the future.

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

Short product life cycles are inherent in high-technology companies due to rapid technological change and evolving industry standards. Our future financial condition and results of operations depend on our ability to respond effectively to these changes. We cannot provide any assurance that we will be able to successfully develop, manufacture, and market innovative new products or adapt our current products to new technologies or new industry standards. In addition, our customers may be reluctant to adopt new technologies and standards or they may prefer competing technologies and standards. Because the technology market changes so rapidly, it is difficult for us to predict the rate adoption of our technology.

We may be materially affected by risks associated with new product development.

Our new product research and development is complex and requires us to investigate and evaluate multiple alternatives, as well as plan the design and manufacture of those alternatives selected for further development. Our research and development efforts could be adversely affected by hardware and software design flaws, product development delays, changes in operating systems and changes in industry standards.

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

Our Board of Directors has the authority to issue additional common shares, without par value, or other of our securities without the prior consent or vote of our shareholders. The issuance of additional common shares would dilute the proportionate equity interest and voting power of our shareholders.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of Our Company

Micromem is a corporation formed under the laws of the Province of Ontario, Canada, with principal executive offices at 121 Richmond Street West, Suite 304, Toronto, Ontario M5H 2K1 (416.364.6513) . Micromem was incorporated on October 21, 1985 as Mine Lake Minerals Inc. We subsequently changed our name to Avanti Capital Corp. on June 23, 1988, to AvantiCorp International Inc. on April 30, 1992 and to Micromem Technologies Inc. on January 11, 1999 in connection with our acquisition of Pageant Technologies Incorporated, also referred to herein as Pageant International. Our website address is www.micromeminc.com. The information on our website is not part of this annual report on Form 20-F. We have included our website address in this document as an inactive textual reference only.

The Evolution of Micromem from Memory to Sensor Based Client Solutions

Micromem Applied Sensors Technologies, Inc., our wholly-owned subsidiary (“MAST”) was incorporated in 2008 in the State of Delaware. MAST was formed in connection with a contract with BAE Systems in Nashua, New Hampshire. This is a Department of Defense trusted facility, which can only do business with U.S. entities (ITAR regulations). BAE Systems’ interest was in the potential to utilize our MRAM technology in a radiation-hardened environment for military applications. At the time of contract, Micromem had not taken the MRAM from the university research environment into a foundry, so the initial contract with BAE Systems was to use the patented MRAM design and manufacture and deliver a memory cell from a GaAs foundry. During this work it was determined that the Hall sensor, which was integral to the MRAM design, had several performance characteristics that by itself, as a product, would potentially create value for MAST.

Frost & Sullivan was contracted by MAST in 2009 to assess the market opportunities for a late entry into the Hall sensor market. The Hall sensor market in 2009 was robust at an estimated $1.9 billion USD. The market barriers were: mature market, declining margins and heavy competition. A decision was taken to not enter the Hall sensor component market for the above reasons. A decision was taken to explore the market opportunities associated with creating unique sensor based solutions that revolved around our patented Hall sensor technology. The MRAM go forward strategy remained with Micromem.

An outside marketing firm was hired to promote the Company. It was quickly learned that the uniqueness of our products made a traditional marketing firm relationship ineffective and that relationship was terminated. Promotion of the Company reverted back to the development of a MAST website and word of mouth marketing at regional technical conferences. Through these endeavors, a decision was taken to internally develop, at our own cost, proof of concepts for products that we had gleaned through our marketing to have potential market value. These included a magnetic gold sensor for drilling plug analysis, an oil condition sensor for automotive use and an oil/gas aerial exploration platform. Provisional patents were created on this work.

In the early stages of the Company's development, it was necessary to solicit client interest in our products through the generation of exploratory business proposals. This proved to be a time consuming and difficult effort. A pre-revenue company transitioning from public awareness of being a memory development company to a sensor solution company was met with some skepticism.

A potential revenue-generating opportunity emerged in August 2010 when Lux Research contacted us on behalf of their client, a world leader in oil production. They were looking for companies that could create extremely small foot print magnetic sensor solutions for down hole use in production oil fields. MAST was subsequently engaged by this client to develop and deliver a sensor platform for detecting 4 nanometer magnetic particles in a flowing oil stream at a concentration less than 1 ppb. Another revenue generating opportunity came in 2011 from GSI Westwind, a supplier for high speed air bearing motors. MAST replaced the incumbent Hall sensor supplier and delivered a unique circuit board form factor that incorporated the smallest Hall sensor in the world.

It became clear at this point in the genesis of the Company that MAST had to find an effective means to disseminate its message to a larger market audience. It was now evident that a significant market space existed for companies that could leverage MEMS/Nano fabrication methodologies to create unique combinations of sensors to provide new solutions to business problems. In 2011 MAST became aware of the Ninesigma Open Innovation model. Ninesigma's core services connect innovation-seeking companies to the best solutions, capabilities and partners around the world. MAST's relationship with Ninesigma has provided us common ground access to the Global Fortune 1000 companies and has resulted in a robust future sales proposal pipeline and the first time in the Company's history an ability to forecast revenue.

In 2011 a decision was taken to stop research and development effort in the MRAM market space. This decision was taken in part due to the high capital demand for staying current in the rapidly changing technology and equally important, the MRAM market has not grown at the anticipated growth rates. Micromem has amassed multiple memory patents and in 2013 has begun efforts to value the patent portfolio and arrange for a sale of these assets. Integral to the MRAM design is our patented Hall sensor. MAST is carrying this valuable device forward in many of our sensor platforms.

To date, Micromem has funded all research and development. At MAST, our main priority is to provide customers with sensor based platform solutions that address their difficult business problems. A recent study by NineSigma states that less than 3% of the Fortune 1000 global companies admit that they have sufficient in house talent and knowledge to be able to take advantage of technologies that can help them improve their business. Our sensor platform solutions address three primary areas of creating value for our clients.

  Using a MEMS and/or Nano scale pallet, we are able to combine disparate sensor modalities into a common, integrated solution that brings the exact tools in play in solving the target issue. Competitive solutions tend to force fit less than optimum sensor combinations in an effort to sell their standard offerings.
  Although our solutions are custom designed for each client, our processes leading to the solution are automated and the end result is a cost effective solution with a differentially higher return on investment for our clients.
  Our Open Innovation approach to solving client problems allows us to bring together already proven sensor technologies in different market spaces allowing us to apply them in new applications in new markets. This significantly reduces the time to revenue generation by both MAST and our client and it reduces risk of project failure.

MAST intends to pursue specific, definable, market segments with a multi-tiered, multi-channel approach. We intend to leverage our technologies with a licensing agreement in certain key areas and a direct sales and distribution strategy in other areas using established distributors. Our sales and revenue plan includes looking to foreign markets through established distributors or strategic partners.

Competition-based strategy assumes that an industry's structural conditions are given and that firms like MAST are forced to compete with them, an assumption based on what the academics call the structuralist view. In contrast, the value innovation that MAST is providing is based on the view that market boundaries and industry structure are not given and can be reconstructed. Here, the strategic choices for firms are to pursue either differentiation or low cost. Our strategic aim, however, is to create new best practice rules by breaking the existing value-cost trade-off.

The Company’s significant current project initiatives include the following:

GSI Westwind: Commercial production is expected to begin in 2013. First articles of production have been tested and approved by our client. We are shipping in the first quarter of 2013 the first tranche of volume production. We also plan to aggressively market our speed control circuit board design to other high precision motor suppliers.

Oil Sensor: Our oil pan plug sensor suite is currently being tested in a dynamometer environment. The Company expects to enter into a production environment for this product in 2013.

International Energy Company: The Company has worked with this customer since 2011 and has developed sophisticated sensor measuring technology for use in oil and gas wells. The beta version of this product is ready for shipping to the client’s facility. The delay in this milestone event has been the lack of availability of suitable nanoparticles for full system testing of our device. The plan is to complete the field trials at the client’s facilities in the first half of 2013 and then begin deployment of our product onto field well sites.

Offshore Exploration/Gas and Oil Well Monitoring: The Company has engaged two large international energy companies in 2012 in discussions and negotiations for use of its sensor technology for diagnostic/control and monitoring systems prototype units. The Company expects to advance these discussions towards development prototypes in 2013 and anticipates commercial revenue in 2014.

Early Breast Cancer Detection: We successfully demonstrated our product line in Europe during our fourth fiscal quarter of 2012 and are currently negotiating the franchising model for deployment of a business model, which will bring cost effective services to women of all ages for early indication of breast cancer. We anticipate commercial revenue in 2013.

Medical Nano-Weighing Application: The Company is currently negotiating with a medical production facility to design and build a weighing platform capable of measuring less than 500 nanograms of product within 1 second. This is adjunct technology that the Company developed on our oil sensor platform project. We anticipate commercial revenue in 2013.

Early Detection of Incipient Failure in High Voltage Transmission Lines: The Company has developed a low cost platform that can be pervasively deployed over a company’s high voltage transmission network and will utilize cutting edge technology to alert potential failure of sagging voltage lines before the failure occurs. The Company anticipates revenue from this development in 2013.

Robust Business Development Proposal Pipeline: The Company currently has an active business development proposal backlog of $71M USD. Many of the proposals have made the clients’ short list and one on one discussion under Non-Disclosure Agreements are underway.

Intellectual Property

The Company presently is processing seven new patent applications initiated in 2012. Our new business model of developing unique sensor platforms for our clients allow for the Company to choose opportunities that end up with both robust revenue projections and a strong intellectual property position.

Changes to Our Board of Directors and Management

At our Annual Meeting of Shareholders held on Friday, November 16, 2012, Salvatore Fuda, Andrew Brandt, Joseph Fuda, David Sharpless, Steven Van Fleet, Oliver Nepomuceno, Larry Blue and Alex Dey were reelected to serve on our Board of Directors. Messrs. Salvatore Fuda, Joseph Fuda, Dan Amadori and Steven Van Fleet continue to serve as officers of the Company.

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

Beginning in 2007 we pursued the further development of our memory and our sensor technology with the support of two U.S.-based foundries, GCS in California and BAE in New Hampshire. We executed development/manufacturing agreements with Unotron, NEMT and LMTI – see Item 10 -- “Additional Information – C. Material Contracts” beginning on page 33 of this Annual Report.

Industry Background

The semiconductor memory industry is principally driven by the requirements of the computing industry. The nature of the industry is that it is capital intensive, cyclical, rapidly changing and depends significantly on patent protection.

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

In 2011 the Company extended the expiration date on a total of 7,928,432 common share purchase warrants which would have otherwise expired during the year. The expiration dates were extended for a period of 6 to 12 months in each case from the original expiration date. The exercise price in all cases remained unchanged.

In 2011 the Company secured three additional bride loans totaling $496,813; two of these loans were repaid during the year. At October 31, 2011, the balance outstanding on the remaining term loan was $120,042 and this loan was repaid subsequent to year-end. The total interest paid or accrued on the bridge loans in 2011 was $139,625. A total of 55,000 common share purchase warrants were also issued to the lenders in 2011.

In 2012 the Company completed a series of private placement financings with investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. The Company received gross proceeds of $1,040,899 and issued a total of 6,344,899 common shares. Additionally, 6,344,899 common share purchase warrants with an average price of $0.17 were attached to the private placements completed during 2012. All warrants issued in 2012 have a 12 month term from issue date.

The Company extended the expiration date on a total of 5,267,087 common share purchase warrants which would have otherwise expired in 2012. These warrants were extended for a period of 6 to 12 months in each case. The exercise price remained unchanged in each case $0.12.

In 2012 the Company secured four additional bridge loans totaling $714,359; two of these loans totaling $301,450 were converted into common shares prior to October 31, 2012.

Intangible Assets and Patents

Intangible assets comprise the costs which the Company has capitalized relating to the technical expertise and know-how that the Company has developed with respect to the commercialization efforts relating to its sensor technology. In 2011, the Company determined that it had sufficiently advanced its expertise and product knowledge relating to the general commercialization efforts for its sensor technology in multiple industry vertical applications. We anticipates that we will realize commercial economic benefits from the exploitation of these intangible assets in future. Accordingly, we reported $135,465 of intangible assets at October 31, 2011, representing direct costs incurred with respect to such assets.

We believe that protection of our intellectual property is important to our ability to generate revenues from our technology in the future. We hold issued patents and pending patent applications have also entered into confidentiality and other agreements with third parties and our employees to protect our intellectual property and trade secrets. We intend to continue to actively pursue the protection of our intellectual property. Our management will determine from time to time the jurisdictions where protection is appropriate. This determination will be based on a number of factors including the state of development of our technology, the importance of a particular market for our technology, the costs of pursuing patent protection in a jurisdiction and our financial position at the time.

Our IP portfolio comprises several different series of patents and patent applications as follows:

(a)	our initial patents covering what is referred to as the Vemram and Hemram technologies which the Company has not further pursued since 2002;

(b)	those covering technologies developed pursuant to research collaboration agreements with the University of Toronto between 2004-2007;

(c)	those applications covering the technology developments that the Company has furthered since it began working with the US-based foundries in September, 2007;

(d)

those applications covering the technology development that the Company has furthered in collaboration with outside consultants, under contract to provide technical design services to the Company; and,

(e)	Provisional patent filings beginning in 2011.

The Company engaged Morgan Lewis as our patent attorneys in 2005. It has paid Morgan Lewis approximately $1 million in legal fees since then. In 2012, we paid the remaining obligation due to Morgan Lewis and have retained alternative counsel to provide ongoing assistance in this area.

In 2011, we wrote down our investment in patents by $129,033 relating to memory technology for which the Company has no immediate plans to further develop.

In 2012, we continued our activity with respect to advancing certain provisional patents relating to projects that are underway with current assignments and projects with our development partners as described above. We capitalized $26,650 of legal fees associated with this work.

With respect to our memory related patents for which we have no immediate plans to further develop, we began in 2012 to attempt to monetize these through the potential sale of such patents.

Environmental Matters

We are subject to various environmental protection regulations imposed by the government in the jurisdiction where we conduct our development work. We are not aware of any current or pending environmental protection laws or regulations that would have a material impact on our capital expenditure requirements or competitive position.

C. Organizational Structure

In November, 2007, the Company incorporated Micromem Applied Sensors Technology, Inc. (“MAST”) as a Delaware-based wholly-owned subsidiary. MAST has an office in New York City and is being managed by Steven Van Fleet, its President and a director of Micromem. MAST is pursuing a number of potential strategic joint development agreements with industry partners.

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

We have a wholly-owned subsidiary, Memtech International Inc., incorporated under the laws of the Bahamas, which in turn has a wholly-owned subsidiary, Memtech International (USA) Inc., a corporation incorporated in the State of Delaware. We also have a wholly-owned subsidiary Micromem Holdings (Barbados) Inc. These subsidiaries have been inactive since inception.

D. Property, Plant and Equipment

We maintain our corporate headquarters in Toronto, Ontario, Canada. We occupy 2,500 square feet of commercial office space pursuant to a lease that we executed in 2012 and which extends for five years through 2017.

The Company made no capital expenditures in 2012, no capital expenditures in 2011 and $851 of capital expenditures in 2010.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section of the Form 20-F has been prepared to provide a more substantive discussion of our business and to assist the reader in analyzing the audited consolidated financial statements for the years ended October 31, 2012 and October 21, 2011. This discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes in this Annual Report, which are prepared in accordance with IFRS and are stated in United States dollars.

I. OVERVIEW

We are a pre revenue stage company that currently operates in a single segment as a developer of non-volatile magnetic memory and sensor technology. Non-volatile memory implies the ability to retain information after power has been shut off. Our technology is based on our ability to use magnetic materials in combination with a sensor to record a state of magnetization as a mechanism of data storage.

A. Operating Results

The following table sets forth certain selected financial information of our Company:

Selected statement of operations and deficit information

	2012	2011
Interest and other income	-	$963
Loss for the year	1,775,065	3,182,387
Loss per share-basic and diluted	0.01	0.03

Selected balance sheet information

	2012	2011
Working capital (deficiency)	(731,673)	$(1,060,487)
Property and equipment	5,787	10,201
Total Assets	1,180,278	906,346
Shareholders’ equity (deficiency)	(904,030)	(1,1409,228)

Fiscal 2012 Compared to Fiscal 2011

The Company remained in pre revenue mode at October 31, 2012. The Company reported no interest income in 2012 (2011: $963). It recorded, but fully reserved a total of $20,300 (2011: $20,220) of interest income on a secured promissory note outstanding.

The Company capitalized $263,133 of development costs relating to several development projects in 2012 (2011: $554,685) and recovered $206,780 of costs previously reported (2011: $129,600) for a net increase in capitalized development costs of $71,557 (2011: $425,085). At October 31, 2012 the Company reported $718,163 of deferred development costs on its balance sheet (2011: $646,606).

In the fiscal year ended October 31, 2012, the Company reported $26,650 of additions to its patents (2011: $8,017); in 2011 the Company wrote down the value of its patents by $129,033 which related to technology that the Company had no further plans to develop. The Company reported $49,124 of patents on its balance sheet at October 31, 2012 (2011: $37,678).

The Company reported no expenditures on intangible assets in 2012 (2011: an additional $135,465 relating to costs incurred with respect to technical expertise for its sensor technology). At October 31, 2012, the Company reported $116,113 of intangible assets on its balance sheet (2011: $135,465).

In 2012, the Company reported $694,617 of general and administrative costs compared to $462,827 in 2011. These costs include office rent, communication costs, insurance, filing fees, costs associated with the annual general meeting. These specific costs were comparable between years. In 2012, the Company also incurred $72,756 of sponsorship costs (2011: nil) as it began to explore upgrading its existing status on the Canadian stock exchanges and reported approximately $188,000 (2011: $12,000) of non - cash accretion expense relating to the convertible debentures.

Professional and other fees and salaries totaled $1,507,891 in 2012 (2011: $1,064,655). The Company reported the following costs: audit related fees of $118,475 (2011: $88,937), legal expenses of $48,951 (2011: $64,919), management fees of $514,262 paid to the Chairman, the CEO and the CFO (2011: $467,132), staff salaries and benefits of $407,450 (2011: $424,306), other expenses of $15,594 (2011: $19,114) and consulting fees of $403,158 (2011: $571). The increase in consulting fees has several components: the Company paid fees of $104,003 to third party advisors who assisted the Company in investor relations in 2012 (2011: none); the Company paid the President of MAST a total of $261,134 in 2012 (in 2011 $180,000 which was capitalized in intangible assets and deferred development costs, thus no expense reported in 2011); and incurred costs for assistance in conversion to IFRS reporting of $35,565 in 2012 (nil in 2011); and other of $2,456 (2011: $571).

Stock compensation expense, calculated in accordance with the Black Scholes option pricing model was $430,856 in 2011 relating to the issuance of 2 million stock options awarded to directors, officers and staff (2011: expense of $928,497 relating to the issuance of 7,475,000 stock options).

In 2012 the Company expensed $229,840 of research and development related costs whereas the Company recovered $75,896 of such costs in 2011 relating to the settlement of supplier invoices at a discount. It recovered $42,004 of patent costs previously expensed relating to the settlement of legal expenses settled at a discount (2011: nil).

Travel and entertainment costs increased to $150,924 in 2012 from $91,885 in 2011. The Company incurred higher costs associated with its dealings with an increasing number of shareholders in 2012.

In 2012 the Company recovered $30,000 of the Unotron promissory note that it had previously fully reserved (2011: recovery of $110,000). The remaining balance outstanding on the promissory note at October 31, 2012 is $101,853 (2011: $111,553) which balance is fully reserved.

In 2011 the Company reported a write down of its patents of $129,033 and a charge of $185,564 relating to the modification of the conversion features on several bridge loans that it had previously secured. It reported no similar expenses in 2012.

Foreign exchange/transaction losses in 2012 were $7,537 (2011: $43,215). The exchange rate between the U.S. and the Canadian dollar fluctuated less in 2012 than in 2011.

Under IFRS, the Company accounts for the outstanding Canadian dollar denominated warrants as a derivative warrant liability and measures them using the Black Scholes option pricing model. This liability is revalued at each quarter end. The Company reported a recovery on revaluation of derivative warrant liability of $1,327,524 in 2012 (2011: expense of $410,584).

Unaudited quarterly financial information
(all amounts in United States dollars)
Quarter ended	Total	Net Income (Loss)	Loss Per share
	Revenues		Basic and diluted
October 31, 2012	$-	$1,606,176.01
July 31, 2012	-	(507,079)	-
April 30, 2012	-	(2,849,835)	(0.02)
January 31, 2012	-	(24,327)	-

October 31, 2011	$-	$(1,854,751)	(0.02)
July 31, 2011	585	(237,795)	-
April 30, 2011	39	(507,225)	(0.01)
January 31, 2011	339	(582,616)	(0.01)

The net income (loss) has varied significantly between quarters in 2011 and in 2012, the result of the required re-measurement of derivative warrant liability at each quarter end and under IFRS reporting.

B. Liquidity and Capital Resources

Liquidity

We are a pre-revenue stage company. We currently have no cash flow from operations and will have none until we license or directly produce and sell products utilizing our technology.

We currently have no lines of credit and must obtain equity financing from investors and from persons who hold outstanding options and warrants in order to meet our cash flow needs until we can generate revenues. At October 31, 2012 we have approximately $245,000 cash on hand (2011: $44,000) and our monthly cash expenses approximate $150,000 (2011: $150,000). Our working capital deficiency at October 31, 2012 is $731,673 (2011: $1,060,487). Since October 31, 2012 we have raised an additional $1,052,113 through unit private placements and bridge loans.

We have granted to our directors, officers and other employees a number of options to purchase shares at prices that are at or above market price on the date of grant. None of the optionees has any obligation to exercise their options and there can be no guarantee that we will realize any funds from these options.

We have issued common share purchase warrants as part of the Unit private placement financings that we have completed. None of the warrant holders have any obligation to exercise their warrants which, in general, expire 12 months after issuance if unexercised. There can be no guarantee that we will realize any funds from these outstanding warrants.

Capital Resources

We have no commitments for capital expenditures as of October 31, 2012 and made no expenditures on capital equipment during the 2012 fiscal year.

C. Research and Development

We are a pre-revenue stage company. Under IFRS, research costs are expensed in the period incurred. Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under IFRS, which criteria is the translation of research findings or other knowledge into a plan for the technology prior to commercial production or use.

Investment tax credits (ITC) arising from research and development are recognized when their realization is reasonably assured. The ITCs are applied against the related costs and expenditures in the year that they are recognized.

Our research and development activities have been related primarily to research and development of a magnetic random access memory device and the development of our magnetic sensor through research collaboration agreements. Our research and development expenses totaled $229,840 in 2012 (2011: recovery of $75,896). We capitalized net development expenditures of $71,557 in 2012 (2011: $425,085). We report $718,163 of deferred recovery of development costs at October 31, 2012 (2011: $646,606).

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

F. Tabular Disclosure of Contractual Obligations

A summary of our financial commitments as of October 31, 2012 is as below:

Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Convertible debt obligations	442,934	442,934	-	-	-

Capital Lease obligations	-	-	-	-	-

Operating lease obligations	223,000	47,000	-	176,000	-

Purchase obligations	150,000	150,000	-	-	-

Management agreements • Chairman • CFO • President • President MAST INC.	- - 13,333¹ -	- - 13,333 -	- - - -	- -	- -
Total:	829,267	653,267	-	176,000	-

¹ Monthly obligations, no contractual term.

Critical Accounting Policies

Our significant accounting policies are set forth in Note 4 to our consolidated financial statements, which should be read in conjunction with management's discussion of our critical accounting policies and estimates set forth below.

Our consolidated financial statements for the period have been prepared in accordance with IFRS which, in our case conforms in all material respects with U.S. GAAP except for the accounting for development expenditures reported in the fiscal years ended October 31, 2011 and 2012, and for intangible assets, warrant modification and modification of the conversion feature of bridge loans reported in the fiscal year ended October 31, 2011.

We are a pre-revenue stage company. Under IFRS, research costs are expensed in the period incurred. Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under IFRS which is the translation of research findings or other knowledge into a plan for the technology prior to commercial production or use. Under U.S. GAAP all development expenditures are expensed as incurred. In 2012, the Company has capitalized $718,163 (2011: $646,606) of development costs and capitalized $116,113 (2011: $135,465) as intangible assets under IFRS.

In the year ended October 31, 2011, the Company modified the expiration date of warrants which would have otherwise expired in 2011. Under U.S. GAAP, this amount has been recorded as an increase in paid in capital and a corresponding offset to retained earnings. Under IFRS, a charge of $293,020 is included below net loss in the determination of shareholders’ equity.

In the year ended October 31, 2011, the Company modified the conversion feature of two bridge loans. Under IFRS, the first loan was considered an extinguishment and issuance of new debt but no gain or loss was recognized as the carrying value of the extinguished debt was not materially different from the modified debt instrument. The second loan did not meet the criteria for extinguishment and as such was treated as a renegotiation. Under U.S. GAAP, the Company evaluated whether the change in conversion feature represented an embedded derivative that required separation. Under U.S. GAAP, no beneficial conversion feature exists and under IFRS a $185,564 charge was recorded to retained earnings with an offsetting charge to contributed surplus to reflect the value of the more favorable conversion feature.

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

Accounts recorded in foreign currency have been converted to United States dollars as follows: current assets and current liabilities at the prevailing exchange rates at the end of the year; other assets at historical rates; revenues and expenses are translated at the three month average monthly exchange rate per quarter which rate approximates the rate of exchange prevailing at the transaction dates; and gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.

Investment tax credits (ITC) arising from research and development are recognized when their realization is reasonably assured. The ITCs are applied against the related costs and expenditures in the year that they are incurred.

Commitments
Summary of commitments:	Date executed:
A. Research collaboration agreements (1) Revised Licensed Agreement – University of Toronto	June 2005

B. Operating Leases	June 2012

C. Consulting and Employment Contracts
(1) Chairman of the Board of Directors (a)	May 29, 2005
(2) President (a)	May 18, 2007
(3) President, MAST INC. (a)	May 18, 2007
(4) CFO(a)	May 18, 2007

D. Other Commitments	None

(a) Month-to-month commitments at October 31, 2012.

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

B. Operating leases:

We have operating lease commitments which expire in June 2017 for the real property lease of our corporate headquarters.

C. Consulting and employment contracts:

1.

On May 29, 2005, we entered into an employment agreement with the Chairman of the Board of Directors. The agreement commenced on January 1, 2005 and expired on September 30, 2009. In 2010, the Company extended the agreement to December 31, 2010. Under the terms of the agreement, the Chairman of the Board of Directors has been retained to provide certain management services to us. This compensation is subject to a minimum annual amount of $150,000 (CDN) or (approximately $150,000 U.S. funds at the current exchange rates).

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

(b)

Our Chief Financial Officer, Dan Amadori, for a two-year term at an annual base compensation of $150,000 (CDN). The agreement was extended on a month-to-month basis in May 2010 at the same annual base amount.

(c)

Steven Van Fleet, the President of our U.S. subsidiary, MAST INC. for a three year term at an annual base compensation of $180,000 per year. The agreement was extended on a month-to-month basis in May 2011 at the same annual base amount. In 2012, the annual base amount was increased to $22,000 per month.

D. Other commitments:

None.

Contingencies:

A.	We have agreed to indemnify our directors and officers and certain of our employees in accordance with our By-laws. We maintain insurance policies that may provide coverage against certain claims.

B.

Certain interests under the Asset Purchase Agreement with Estancia Limited reverted to Estancia Limited on March 9, 2004. On this basis, to the extent that revenues are generated by us relating directly and specifically to the VEMRAM patents, we are obligated to pay Estancia Limited 32% of the gross profit realized less expenses agreed to by the parties and 32% of any unit royalties realized less direct expenses. We are no longer pursuing this technology and do not anticipate future revenue streams nor any payment obligations under this agreement.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The Directors and Executive Officers of Micromem as at October 31, 2012 are set forth below:

Name	Age	Position

Salvatore Fuda	78	Chairman of the Board of Directors
Joseph Fuda	51	President, Chief Executive Officer and Director
Dan Amadori	61	Chief Financial Officer
Steven Van Fleet	58	Director and President of MAST, Inc.
Andrew Brandt	74	Director
David Sharpless	62	Director
Larry Blue	56	Director
Oliver Nepomuceno	43	Director
Alex Dey	69	Director

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

Dan Amadori has served as Chief Financial Officer of Micromem since June 2004. He has also served as Chief Financial Officer of Leader Capital from June 2004 – March 2009. He served as a Director and Chair of the Audit Committee of Ontex Resources between September 2003 and March 2005. He served as CFO of Echo Power Generation Inc. from June 2004 - March 2008. He served as a director of Hydrive Technologies Inc. from 2004-2008 and as Chair of the Audit Committee of Hydrive from 2006-2008. He served as a director and CFO of XGEN Ventures Inc. between November 2005 and September 2009. He was appointed as Chairman of Kingsway Arms Retirement Residences in August 2011. He is President of Lamerac Financial Corp., a financial advisory firm and has held that position since October 1988. Mr. Amadori is a Chartered Accountant and holds an MBA from the Ivey School of Business.

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

Larry Blue is currently the President of New Vision Display, Inc., responsible for Global Sales and Marketing. NVD was recently spun out of Multek Technologies Inc, a subsidiary of Flextronics, where he was a Vice President and General Manager of their Printed Electronics business. Previously he was President of Hi-G-Tek Inc. a privately-held technology company based in Maryland. Previously he was the Vice President and General Manager of Symbol Technologies Inc. and was appointed to the Micromem Board of Directors in 2005. Previously Mr. Blue had senior management roles with Hughes Network Systems and with IBM in Research Triangle Park.

Oliver Nepomuceno has served as a director of Micromem since June 26, 2006. He is a resident of Switzerland and continues to serve as a Financial Advisor with a private wealth management company located in Switzerland.

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

B. Compensation

	Annual Compensation			Long-Term Compensation
Awards
Name and Principal Position	Fiscal Year	Salary (US$)	Bonus (US$)	Other Annual Compensation (US$)	Securities Under Options Granted (#)
Joseph Fuda Chief Executive Officer	2011 2012	160,000 190,000	-	-	2,000,000[1] 50,000 [2]
Salvatore Fuda, Chairman of the Board of Directors	2011 2012	150,000 150,000	- -	- -	1,000,000[1] 110,000 [2]
Andrew Brandt Director	2011 2012	- -	- -	- -	350,000[1] 125,000 [2]
David Sharpless Director	2011 2012	- -	- -	- -	450,000[1] 190,000 [2]
Steven Van Fleet Director and President of MAST, Inc.	2011 2012	180,000 261,000	- -	- -	1,000,000[1] 500,000 [2]
Dan Amadori Chief Financial Officer	2011 2012	150,000 175,000	- -	- -	1,000,000[1] 190,000[2]
Larry Blue Director	2011 2012	- -	- -	- -	500,000[1] 190,000[2]
Oliver Nepomuceno Director	2011 2012	- -	- -	- -	350,000[1] 190,000 [2]
Alex Dey Director	2011 2012	- -	- -	- -	225,000[3] -

Notes:

1.	Each option entitles the holder to purchase one common shares at a price of $0.20 per share prior to expiration in October 2016.
2.	Each option entitles the holder to purchase one common share at a price of $0.35 per share prior to expiration in April, 2017.
3.

We issued 125,000 options at $0.35 per share in April 2011 and 100,000 options at $0.20 per share in October 2011. Each option entitles the holder to purchase one of our common shares prior to expiration in 2016.

Directors do not receive cash compensation for serving as directors. Instead they have been awarded stock options over the years. These options are typically set at each annual meeting and approved by the Compensation Committee. None of the directors have agreements that provide for benefits upon termination of service.

We have adopted a stock option plan. Options are offered to directors, executive officers and employees to purchase our common shares at an exercise price equal to or above the market price for the common shares at the date that the options are granted.

In March 2012, 2,720,000 options were cancelled. In April 2012, a total of 2,000,000 options were granted to directors, officers and employees at a exercise price of $.35 per share.

C. Board Practices

Our Board of Directors meets on an as required basis during the fiscal year. In 2012 our Board of Directors met formally on October 1, 2012.

Our Audit Committee met on a quarterly basis during fiscal 2012 for the purpose of approving the quarterly financial statements and our yearend financial statements. In addition, our Audit Committee receives regular periodic reports from management.

All matters pertaining to our financing, contractual arrangements and management and Director Compensation are approved by the Board of Directors.

Our Compensation Committee met as required in 2012. Our Compensation Committee approves management and Director Compensation and all stock option grants for recommendation to the Board of Directors.

Our Disclosure Committee met as required in 2012 to review our various press release disclosures and to monitor our general practices relating to our disclosure requirements.

The members of the Board of Directors are appointed to a one-year term at our Annual General Meeting.

Audit Committee

The Board of Directors has appointed an Audit Committee consisting of three independent directors. The members of the Audit Committee are Andrew Brandt, Oliver Nepomuceno and David Sharpless (Chairman), each of whom serves in such capacity until the Board of Directors’ next annual meeting. The Audit Committee is responsible for the integrity of our internal accounting and control systems. The committee receives and reviews our financial statements and makes recommendations thereon to the Board of Directors prior to its approval by the full Board of Directors. The Audit Committee communicates directly with our external auditors in order to discuss audit and related matters whenever appropriate. In 2012 the Audit Committee met on January 23, 2012, February 24, 2012 and October 1, 2012.

Compensation Committee

The Board of Directors has appointed a Compensation Committee which meets on executive compensation matters as and when required. Our Compensation Committee includes Andrew Brandt, an outside director as Chairman, Oliver Nepomuceno and Alex Dey, as outside directors.

Disclosure Committee

The Board of Directors has appointed a Disclosure Committee whose primary responsibility is to ensure timely and accurate disclosure of all relevant information in accordance with the various securities regulations. Our Disclosure Committee includes Salvatore Fuda, the Company’s Chairman, and Alex Dey, an outside director.

D. Employees

We have six employees, three of which serve in a management capacity and three of which serve in an administrative capacity. This includes the Chief Executive Officer and President, the Chief Financial Officer and President of our wholly-owned subsidiary MAST INC., and three support staff, all (except for the President of MAST INC.) of whom work from our executive offices in Toronto, Canada. All research and development is outsourced to third parties. We consider our relations with our employees to be satisfactory.

E. Share Ownership

NAME	SHARES OWNED	OPTIONS HELD	OPTION EXERCISE PRICE	EXPIRATION DATE	% OF TOTAL [1]
Joseph Fuda Chief Executive Officer and Director	191,500	2,000,000 30,000	$0.20 $0.35	10/31/2016 04/10/2017	1.63% (2,221,500)
Salvatore Fuda Chairman of the Board of Directors and Director	6,564,167[2]	1,000,000 110,000	$0.20 $0.35	10/31/2016 04/10/2017	5.60% (7,674,167)
Andrew Brandt Director	110,000	350,000 125,000	$0.20 $0.35	10/31/2016 04/10/2017	0.43% (585,000)
David Sharpless Director	100,000	450,000 190,000	$0.20 $0.35	10/31/2016 04/10/2017	0.54% (740,000)
Steven Van Fleet Director and President of MAST, Inc.	-	1,000,000 500,000	$0.20 $0.35	10/31/2016 4/15/2012	1.10% (1,500,000)
Dan Amadori Chief Financial Officer	612,517[3]	1,000,000 190,000	$0.20 $0.35	10/31/2016 04/10/2017	1.32% (1,802,517)
Larry Blue Director	193,600	500,000 190,000	$0.20 $0.35	10/31/2016 04/10/2017	0.06% (883,600)
Oliver Nepomuceno Director	953,572	350,000 190,000	$0.20 $0.35	10/31/2016 04/10/2017 08/28/2013 08/25/2014	1.10% (1,493,572)
Alex Dey Director	699,800[4]	125,000 100,000	$0.35 $0.20	04/5/2016 10/31/2016	0.68% (924,800)

[1]	Calculated based on shares owned plus options held as a percentage total of shares outstanding as of October 31, 2012, plus options held.
[2]	6,508,039 shares are held by a corporation wholly owned by a trust established for the benefit of members of Salvatore Fuda's family.
[3]	285,716 shares are held by a corporation controlled by Mr. Amadori.
[4]	332,387 shares are held by a corporation wholly owned by Mr. Dey.

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

B. Other Related Party Transactions

The Company reports the following related party transactions:

(a) Chairman:

On May 29, 2005, the Company entered into a new employment agreement with the Chairman, Salvatore Fuda, for a period from January 1, 2005 through September 30, 2009. In 2009, the Company extended the agreement to December 31, 2010. In January 2011, the Board of Directors extended the Chairman’s contract on a month to month basis reflecting annual compensation amount of $150,000 Canadian funds.

In 2012 the Chairman was awarded a total of 100,000 options at a strike price of $.35 per share (2011: 1 million options at strike price of $.20 per share).

The total compensation paid to the Chairman during the year ended October 31 is summarized as follows:

		Stock Compensation
	Cash Compensation	Expense
	$	$
2012	149,565	23,697
2011	152,326	118,038

In March 2011 the Chairman provided a bridge loan to the Company of $100,000, which loan plus interest was repaid in July 2011.

In August 2011 the Chairman, converted $112,500 of compensation received under contract to a unit private placement consisting of one common share and one common share purchase warrant. A total of 703,125 units were issued under the private placement.

(b) Management and consulting fees:

Included in professional fees as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers and directors of the Company. The total compensation paid to such parties during the fiscal years ending October 31, 2012 and 2011is as follows.

		Stock Compensation
	Cash Compensation	Expense
	$	$
2012	625,831	352,225
2011	647,132	590,191

In 2011 the Company assigned the promissory note receivable to the CFO of the Company, Dan Amadori, in conjunction with outstanding and unpaid fees due to that officer. During the year a total of $30,000 (2011- $80,000) received from the borrower was paid directly to that officer under the assignment agreement. The balance owing to the officer of the Company at October 31, 2012 was $56,500 (2011:$102,512)

In February 2012 the CFO subscribed for $50,000 as a Unit private placement consisting of one common share (at a price of $.35 per share) and one common share purchase warrant (at a price of $.44 per share). A total of 143,000 Units were subscribed for.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Our consolidated financial statements for the year ended October 31, 2012 have been prepared in accordance with IFRS. Previously the Company prepared consolidated financial statements in accordance with Canadian GAAP. The Company has restated the comparative financial statements at October 31, 2011 to IFRS. See “Item 18 — Financial Statements.”

We have never paid a dividend on our securities. We do not anticipate paying dividends in the foreseeable future.

As of October 31, 2012 and as of February 22, 2013 there were no legal proceedings.

B. Significant Changes

Since October 31, 2012 the Company has raised an additional $ 1,055,113 through Unit private placement financings and through the exercise of warrants. There has been no other significant change in our financial position since October 31, 2012.

ITEM 9. THE OFFER AND LISTING

The table below sets forth the high and low sales prices for common shares in U.S. Dollars as reported for the periods specified. Our fiscal year ends October 31. Our common shares are traded in Canada on the CNSX under the symbol MRM.

Our common shares are traded in the United States and are quoted on the OTC Bulletin Board. The common shares are quoted under the symbol MMTIF.OTCBB.

Period	High	Low

Last six months:
February 2013	0.25	0.19
January 2013	0.30	0.18
December 2012	0.247	0.14
November 2012	0.206	0.144
October 2012	0.21	0.14
September 2012	0.266	0.14
Last eight quarters:
Q1 2013	0.20	0.14
Q4 2012	0.247	0.14
Q3 2012	0.332	0.14
Q2 2012	0.32	0.13
Q1 2012	0.49	0.133
Q4 2011	0.24	0.072
Q3 2011	0.22	0.111
Q2 2011	0.26	0.12
Last five years:
2012	0.49	0.10
2011	0.34	0.072
2010	0.65	0.135
2009	1.75	0.135
2008	2.60	0.31

On February 22, 2013, the last reported sale price for our common shares on the OTC Bulletin Board was $0.20.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Our authorized capital consists of an unlimited number of common shares, of which 136,430,555 shares were issued and outstanding as of October 31, 2012, and 2,000,000 special, redeemable, voting preference shares, referred to herein as special shares, none of which were outstanding, as of October 31, 2012.

Additionally the Company has 9,915,000 stock options outstanding with a weighted average exercise price of $.24 (2011: 11,175,000 options outstanding with a weighted average exercise price of $.47) and a total of 19,692,968 outstanding warrants to acquire common shares with a weighted average exercise price of $.27 (2011: 26,672,637 outstanding warrants with a weighted average exercise price of $.23).

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

1.

A two-year agreement through May 2010 with its President, Mr. Joseph Fuda, stipulating annual base remuneration of $160,000 ($CDN) per year. The agreement was extended on a month-to-month basis in May 2010 stipulating the same annual base remuneration amount.

2.

A two-year agreement through May 2010 with its CFO, Mr. Dan Amadori, stipulating an annual base remuneration at $150,000 (CDN) per year. The agreement was extended on a month-to-month basis in May 2010 stipulating the same annual base remuneration amount.

3.

A three-year agreement through May 2011 with the President of its wholly-owned subsidiary, MAST INC., Mr. Steven Van Fleet, who is also a director of the Company, stipulating annual base remuneration of $180,000 per year. The agreement was extended on a month-to-month basis in May 2011. The base amount was increased to $240,000 in 2012.

3.

In August 2009, Unotron Inc. executed a secured promissory note in favor of Micromem. The promissory note is in the principal amount of $200,000, bears interest at a rate of 10% payable quarterly and is secured by a first lien on the assets of Unotron. The promissory note matured on September 30, 2010 The Company negotiated a revised payment schedule in 2011. It received $110,000 of payments from Unotron during 2011 and $30,000 in 2012. The interest rate on outstanding balances was revised to 18% in July 2011. The balance outstanding at October 31, 2012 is $101,853, which balance is fully reserved by the Company.

4.

Unotron Inc. and Micromem entered into a manufacturing agreement in 2009 that requires Micromem to develop a magnetic sensor based keyboard substrate that is to be integrated into Unotron’s waterproof and washable keyboards. These keyboards can be placed within a commercial dishwasher and cleaned to prevent diseases from being transmitted on the keyboard. In 2009, Micromem designed, manufactured, tested and delivered the initial volume of keyboards to Unotron in Hong Kong.

5.

In 2009 Micromem and LifeMed Technologies Inc. entered a manufacturing agreement pursuant to which we received a $30 million purchase order. Under the terms of the agreement, Micromem would design and manufacture prototypes, submit and obtain FDA 510(K) approval and manufacture a medical device that incorporates our magnetic sensor technology. The medical device is designed to provide early detection of abnormalities in women’s breasts. In mid-2011 we served notice to LMTI that given their inability or unwillingness to comply with the terms of the agreements that were executed with Micromem, we were cancelling our working arrangements with LMTI.

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

Dispositions of Common Shares of the Company

Subject to the discussion below regarding PFICs, gain or loss, if any, realized by a US Holder on the sale or other disposition of common shares generally is subject to United States federal income taxation as capital gain or loss in an amount equal to the difference between the US Holder's adjusted tax basis in the common shares and the amount realized on the disposition. Net capital gain (i.e., capital gain in excess of capital loss) recognized by a non-corporate US Holder upon a sale or other disposition of common shares that have been held for more than one year is generally subject to a maximum United States federal income tax rate of 15% in taxable years beginning on or before December 31, 2012. Deductions for capital losses are subject to limitations.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, referred to herein as the “Exchange Act”) as of October 31, 2011. Based on management's evaluation in 2012, our Chief Executive Officer and Chief Financial Officer concluded that, as of October 31, 2012, our disclosure controls and procedures were effective in that they were designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in our reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Exchange Act Rule 13a-15(e) also states that disclosure controls and procedures are designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of Micromem’s internal control over financial reporting as of October 31, 2012. In making this assessment, they used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment the Chief Executive Officer and Chief Financial Officer have concluded that, as of October 31, 2012, our internal control over financial reporting were effective.

Changes in Internal Control Over Financial Reporting

No changes in our internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, occurred during the fiscal year ended October 31, 2012 that has materially affected or is reasonable likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C. Principal Accountant Fees and Services

The following table presents fees for professional audit services rendered by our auditors for the audit of our consolidated financial statements for the years ended October 31, 2012 and 2011, and fees billed for other services rendered by our auditors including our offerings of securities and tax services.

	Fiscal 2012	Fiscal 2011

Audit Fees	$90,000	$89,000
Audit Related Fees	-	-
Tax Fees	5,000	5,000
All Other Fees	28,000	10,000

Audit Fees

In 2011, we paid a total of $89,000 to Collins Barrow Toronto LLP for audit services; in 2012 we paid a total of $90,000 to Collins Barrow Toronto LLP for audit services.

Audit Related Fees

None

Tax Fees

We paid $5,000 of tax-related fees for services in 2012 and $5,000 of tax-related fees in 2011 to Chiampou Travis Besaw & Kershner LLP.

All other fees

We paid $28,000 in 2012 and $10,001 in 2011 to Collins Barrow LLP with respect to our quarterly filings and our conversion to IFRS.

Pre-approval policies

The Audit Committee assesses and pre-approves all audit and non-audit services.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E. Purchases of Equity by the Issuer and Affiliated Purchasers.

Not applicable.

ITEM 16F. Change in Registrants Certifying Accountant.

Not applicable.

ITEM 16G. Corporate Governance

Not applicable

ITEM 16H. Mine Safety Disclosure

Not applicable

ITEM 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. Financial Statements

Consolidated Financial Statements of

MICROMEM TECHNOLOGIES INC.

For the years ended October 31, 2012 and 2011

(Expressed in United States Dollars)

Collins Barrow Toronto LLP
11 King Street West
Suite 700
Toronto, Ontario
M5H 4C7 Canada

T. 416.480.0160
INDEPENDENT AUDITORS’ REPORT	F. 416.480.2646

To the Shareholders of Micromem Technologies Inc.:	www.collinsbarrow.com

We have audited the accompanying consolidated financial statements of Micromem Technologies Inc. and its subsidiaries, which comprise the consolidated statements of financial position as at October 31, 2012, October 31, 2011 and November 1, 2010 and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended October 31, 2012 and October 31, 2011 and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Micromem Technologies Inc. and its subsidiaries as at October 31, 2012, October 31, 2011 and November 1, 2010, and its financial performance and its cash flows for the years ended October 31, 2012 and October 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which describes the material uncertainties that cast significant doubt about Micromem Techonologies Inc.’s ability to continue as a going concern.

Licensed Public Accountants
Chartered Accountants
Toronto, Ontario
February 21, 2013

This office is independently owned and operated by Collins Barrow Toronto LLP
The Collins Barrow trademarks are used under License.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

1. Reporting Entity and Nature of Business
2. Going Concern
3. Basis of Presentation
4. Summary of Significant Accounting Policies
5. New Standards and Interpretations Issued but not yet Adopted
6. Conversion to International Financial Reporting Standards
7. Restatement of Consolidated Financial Statements to IFRS
8. Fair Value Disclosures
9. Capital Risk Management
10. Promissory Note Receivable
11. Property and Equipment
12. Deferred Development Costs
13. Intangible Assets and Patents
14. Share Capital, Stock Options and Loss per Share
15. Private Placements, Derivative Warrant Liability and Common Share Purchase Warrants
16. Bridge Loans
17. Contributed Surplus
18. Income Taxes
19. Expenses
20. Management Compensation and Related Party Transactions
21. Commitments
22. Contingencies
23. Financial Risk Management
24. Segmented Information
25. Subsequent Events

MICROMEM TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in United States dollars)

	October 31,	October 31,	November 1,
	2012	2011	2010
		(Note 6)	(Note 6)
Assets
Current assets:
Cash	$245,029	$44,062	$26,039
Deposits and other receivables	46,062	32,334	97,063
Promissory note receivable (Note 10)	-	-	5,000
	291,091	76,396	128,102

Property and equipment, net (Note 11)	5,787	10,201	16,686
Deferred development costs (Note 12)	718,163	646,606	221,521
Intangible assets, net (Note 13)	116,113	135,465	-
Patents, net (Note 13)	49,124	37,678	202,027
	$1,180,278	$906,346	$568,336

Liabilities and Shareholders' Equity (Deficiency)
Current liabilities:
Bridge loans (Note 16)	$442,934	$120,042	$512,548
Accounts payable and accrued liabilities	579,830	1,016,841	1,075,014
Derivative warrant liability (Note 15)	1,061,544	1,178,691	68,207
	2,084,308	2,315,574	1,655,769
Shareholders' Equity (Deficiency)
Share capital: (Note 14)
Authorized:
2,000,000 special preference shares, redeemable, voting
Unlimited common shares without par value
Issued and outstanding:
136,430,555 common shares (2011: 116,149,718, 2010: 95,324,511) (Note 14)	54,728,239	51,774,555	50,102,699
Equity component of bridge loans (Note 16)	1,557	-	5,784
Contributed surplus (Note 17)	26,634,177	25,986,276	24,498,736
Deficit	(82,268,003)	(79,170,059)	(75,694,652)
	(904,030)	(1,409,228)	(1,087,433)
	$1,180,278	$906,346	$568,336

Going Concern (Note 2)
Related Party Transactions (Note 20)
Commitments (Note 21)
Contingencies (Note 22)
Subsequent Events (Note 25)

"Joseph Fuda" (Signed)
Joseph Fuda, Director

"David Sharpless" (Signed)
David Sharpless, Director

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
STATEMENTS OF CONSOLIDATED LOSS AND COMPREHENSIVE LOSS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

	2012	2011
		(Note 6)
Costs and expenses (income):
Administration (Note 19)	$694,617	$462,827
Professional, other fees and salaries (Notes 19 and 20)	1,507,891	1,064,655
Stock based compensation (Note 14)	430,856	928,497
Research and development (recovery)	229,840	(75,896)
Forgiveness of debt	(42,004)	-
Travel and entertainment	150,924	91,885
Amortization of property and equipment (Note 11)	4,414	6,469
Amortization of intangible assets and patents (Note 13)	19,352	43,333
Foreign exchange loss	7,537	43,215
Write-down of patents (Note 13)	-	129,033
Recovery of promissory note receivable (Note 10)	(30,000)	(110,000)
Interest and other income	-	(963)
Loss from operations	2,973,427	2,583,055

Other Expenses
Adjustment for modification of conversion feature of bridge loans (Note 16)	-	185,564
(Gain) loss on revaluation of embedded derivatives (Note 16)	(176,899)	1,979
Warrants issued on debt settlement (Note 16)	306,061	-
(Gain) loss on revaluation of derivative warrant liability (Note 15)	(1,327,524)	410,584

Net loss before income taxes	(1,775,065)	(3,181,182)

Income taxes (Note 18)	-	1,205

Net loss and comprehensive loss	$(1,775,065)	$(3,182,387)
		-
Loss per share - basic and diluted (Note 14)	$(0.01)	$(0.03)

Weighted average number of shares	123,375,510	102,301,168

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

	2012	2011
		(Note 6)
Cash flows from operating activities:
Net loss	$(1,775,065)	$(3,182,387)
Adjustments to reconcile loss for the period to net cash used in operating activities:
Amortization of intangible assets and patents	19,352	43,333
Amortization of property and equipment	4,414	6,469
Research and development	206,780	-
Accretion expense	187,671	12,447
Stock based compensation	430,856	928,497
Forgiveness of debt	(42,004)	-
(Decrease) increase in deposits and other receivables	(13,728)	69,729
Decrease in accounts payable and accrued liabilities	(393,896)	(58,756)
(Gain) loss on revaluation of derivative warrant liability	(1,327,524)	410,584
Adjustment for modification of conversion feature of bridge loans	-	185,564
(Gain) loss on revaluation of embedded derivatives	(176,899)	1,979
Warrants issued on settlement of debt	306,061	-
Write-down of patents	-	129,033
Net cash used in operating activities	(2,573,982)	(1,453,508)

Cash flows from investing activities:
Patents	(26,650)	(8,017)
Deferred development costs	(263,133)	(425,085)
Intangible assets	-	(135,465)
Net cash used in investing activities	(289,783)	(568,567)

Cash flows from financing activities:
Issuance of common shares	2,524,155	2,446,432
Bridge loan advances	714,359	496,813
Bridge loan repayments	(173,782)	(903,147)
Net cash provided by financing activities	3,064,732	2,040,098

Increase in cash	200,967	18,023

Cash, beginning of year	44,062	26,039

Cash, end of year	$245,029	$44,062

Supplemental cash flow information:
Interest paid (classified in operating activities)	75,142	211,264
Income taxes paid	-	10,713

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
Consolidated Statements of Changes in Shareholders' Equity
(Expressed in United States dollars)

	Number of	Share	Contributed	Equity	Deficit	Total
	shares	capital	surplus	component of
				Bridge loan
		(Note 14)	(Note 17)	(Note 16)
Balance as at November 01, 2010 (Note 6)	95,324,511	$50,102,699	$24,498,736	$5,784 $	(75,694,652)	$(1,087,433)

Private placement of units for cash	20,825,207	2,478,681	-	-	-	2,478,681
Financing costs	-	(32,247)	-	-	-	(32,247)
Stock based compensation	-	-	928,497	-	-	928,497
Warrants issued on private placements	-	(774,578)	254,311	-	-	(520,267)
Warrants extended	-	-	113,384	-	(293,020)	(179,636)
Modification of bridge loans	-	-	185,564	-	-	185,564
Equity portion of bridge loans	-	-	5,784	(5,784)	-	-
Net loss and comprehensive loss	-	-	-	-	(3,182,387)	(3,182,387)
Balance at October 31, 2011 (Note 6)	116,149,718	51,774,555	25,986,276	-	(79,170,059)	(1,409,228)

Private placement of units for cash	6,344,899	1,040,899	-	-	-	1,040,899
Financing costs	-	(16,457)	-	-	-	(16,457)
Stock based compensation	-	-	430,856	-	-	430,856
Warrants issued on private placements	-	(356,364)	66,997	-	-	(289,367)
Warrants extended	-	-	358,983	-	(1,322,879)	(963,896)
Warrants exercised	12,075,858	1,499,713	-	-	-	1,499,713
Fair value of warrants exercised	-	558,993	(208,935)	-	-	350,058
Equity portion of bridge loans	-	-	-	1,557	-	1,557
Shares issued on conversion of bridge loans	1,860,080	226,900	-	-	-	226,900
Net loss and comprehensive loss	-	-	-	-	(1,775,065)	(1,775,065)
Balance at October 31, 2012	136,430,555	$54,728,239	$26,634,177	$1,557 $	(82,268,003)	$(904,030)

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

1.	REPORTING ENTITY AND NATURE OF BUSINESS

Micromem Technologies Inc. (“Micromem” or the “Company”) is a corporation incorporated under the laws of the Province of Ontario, Canada. The principal business address of the Company is 121 Richmond Street West, Suite 304, Toronto, Ontario, Canada.

The Company currently operates as a developer of magnetic sensor technology and applications of this technology. The Company has not generated revenue through October 31, 2012 and is devoting substantially all of its efforts to the development of its technologies.

These consolidated financial statements include the accounts of the Company and its wholly- owned subsidiaries:

(i)

Micromem Applied Sensors Technology, Inc. (“MAST”) incorporated in November 2007 and domiciled in Delaware, United States. MAST has the primary responsibility for the further development of the Company’s technologies in conjunction with various strategic development partners.

(ii)

7070179 Canada Inc., incorporated in October 2008 under the Canada Business Corporations Act in Ontario, Canada. The Company has assigned to this entity its rights, title and interests in certain patents which it previously held, directly in exchange for common shares of this entity.

(iii)

Memtech International Inc., Bahamas; Memtech International (USA) Inc., Delaware, United States; Pageant Technologies (USA) Inc., United States; Pageant Technologies Inc., Barbados; and Micromem Holdings (Barbados) Inc., Barbados. All of these entities are inactive.

These consolidated financial statements were authorized for issuance and release by the Company’s Board of Directors on February 21, 2013.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

2.	GOING CONCERN

These consolidated financial statements have been prepared on the “going concern” basis in accordance with International Financial Reporting Standards (“IFRS”), which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to adverse conditions and events that cast significant doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. During the year ended October 31, 2012, the Company reported a net loss and comprehensive loss of $1,775,065 (2011: $3,182,387) a working capital deficiency (current assets less current liabilities excluding derivative warrant liability) (Note 15) of $731,673 (2011: $1,060,487) (2010: $1,459,460) and negative cash flow from operations of $2,573,982 (2011: $1,453,508).

The Company continues to focus its development efforts on existing projects in order to develop commercial applications for these projects. It will be necessary for the Company to raise additional funds for the continued development, testing and commercial exploitation of its technologies. To date, the Company has raised financing through successive unit private placements, through the exercise of common share stock options and through the exercise of common share purchase warrants. It has also secured periodic bridge loans.

The consolidated financial statements do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business. If the “going concern” assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments may be material.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

3.	BASIS OF PRESENTATION

a)	Statement of compliance:

Effective January 1, 2011, all Canadian publicly accountable enterprises are required to prepare their financial statements using IFRS issued by the International Accounting Standards Board (“IASB”) and as adopted by the Accounting Standards Board of Canada (“AcSB”).

These consolidated financial statements have been prepared in accordance with IFRS and its interpretations adopted by IASB. These are the Company’s first annual consolidated financial statements prepared in accordance with IFRS and IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”).

IFRS 1 requires that an entity’s accounting policies used in its opening statement of financial position and throughout all periods presented in its first IFRS financial statements comply with IFRS effective at the end of its first IFRS reporting period. Accordingly the IFRS issued and effective as at October 31, 2012 have been applied in preparing the consolidated financial statements as at and for the year ended October 31, 2012, the comparative information presented as at and for the year ended October 31, 2011 and in the preparation of the opening IFRS statement of financial position as at November 1, 2010. The impact of the transition to IFRS for the comparative information is presented in notes 6 and 7.

The consolidated financial statements of the Company were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) until October 31, 2011. Canadian GAAP differs in some areas from IFRS standards. In preparing October 31, 2012, consolidated financial statements, management has amended certain accounting, recognition and measurement methods and disclosures applied in the previous Canadian GAAP financial statements to comply with IFRS standards.

b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis, except for financial instruments designated at fair value through profit and loss, which are stated at their fair value.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

3.	BASIS OF PRESENTATION (Cont’d)

c)	Functional and presentation currency:

These consolidated financial statements are presented in United States dollars (“U.S. dollars”), which is also the Company’s functional currency.

d)	Use of estimates and judgments:

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment are as follows:

i)

The Company makes estimates and utilizes assumptions in determining the fair value for stock based compensation expense, warrants, the (gain) loss on the revaluation of the derivative warrant liability, the (gain) loss on the revaluation of the embedded derivatives relating to bridge loans and the bifurcation of convertible debt.

ii)

The Company makes estimates related to the recovery of deferred development costs based on the expectation and assumption of realizing revenues from future commercial agreements that it anticipates will develop with the companies for whom these projects have been undertaken. Changes in these expectations and assumptions could result in a change in the recoverable amount calculated.

iii)

The Company makes estimates related to the useful lives of property and equipment, patents and intangible assets and the related amortization. The Company also periodically assesses the recoverability of long-lived assets. The recoverability analysis requires the Company to make assumptions about future operations. Changes to one or more assumptions would result in a change in the recoverable amount calculated and/or amortization expensed.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

3.	BASIS OF PRESENTATION (Cont’d)

d)	Use of estimates and judgments: (Cont’d)

iv)

The Company maintains an allowance for doubtful accounts for estimated losses that may occur if parties are unable to pay balances owing to the Company. This allowance is determined based on a review of specific parties’ historical experience and economic circumstances.

v)

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and carry-forward of unused tax assets and unused tax losses can be utilized. At October 31, 2012, the Company has assessed that it is not probable that sufficient taxable profit will be available to use deferred income tax assets based on operating losses in prior years, therefore, there are no balances carried in the consolidated statements of financial position for such assets. In addition, the valuation of investment tax credits receivable requires management to make judgments on the amount and timing of recovery.

vi)	The Company applies judgment in assessing whether material uncertainties exist that would cause significant doubt as to the whether the Company could continue as a going concern.

vii)	The Company applies judgment in assessing the functional currency of each entity consolidated in these financial statements.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of consolidation:

Subsidiaries are legal entities controlled by the Company. Control exists when the Company has the power, directly or indirectly to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date control ceases.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

a)	Basis of consolidation: (Cont’d)

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company transactions and balances have been eliminated. The accounting policies have been consistently applied by the Company’s subsidiaries.

b)	Foreign currency translation:

IFRS requires that the functional currency of each entity in the consolidated entity be determined separately in accordance with specific indicators and should be measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). As a result of an assessment of the primary indicators, management assessed the functional currency of the Company and its subsidiaries to be U.S. dollar (“USD”). The consolidated financial statements of the Company are prepared and presented using the USD.

Foreign currency transactions denominated in other than U.S. dollars are translated into the functional currency on the following basis:

i)	Monetary assets and liabilities are translated at the rates of exchange prevailing at the statement of financial position date.

ii)	Non-monetary assets and liabilities that are measured at historical cost are translated using the exchange rate at the date of the transaction.

iii)	Income and expenses for each income statement line item presented are translated at average exchange rates during the quarter in which they are recognized.

Exchange differences resulting from the settlement of foreign currency transactions are recognized directly in the consolidated statement of loss and comprehensive loss in the period in which incurred.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

c)	Financial Instruments: Recognition, Measurement, Disclosure and Presentation:

The Company initially recognizes loans and receivables and deposits on the date that they are originated. All other financial assets including assets designated at fair value through profit or loss (FVTPL) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position only when the Company has the legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following financial assets: cash, deposits and other receivables and promissory note receivable.

All financial assets and financial liabilities, including derivatives, are initially measured in the statement of financial position at fair value, except for loans and receivables, investments held-to maturity and other financial liabilities, which are measured at amortized cost. Measurement in subsequent periods depends on whether the financial instrument had been classified as FVTPL, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

FVTPL financial assets are measured at fair value and all gains and losses are included in the statement of loss and comprehensive loss in the period in which they arise. Available- for-sale financial assets are measured at fair value with revaluation gains and losses included in other comprehensive income until the assets are removed from the statement of financial position.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

c)	Financial Instruments: Recognition, Measurement, Disclosure and Presentation: (Cont’d)

The Company classifies cash as FVTPL. Deposits and other receivables and promissory note receivable are classified as loans and receivables, and are initially measured at fair value and subsequently at amortized cost using the effective interest rate method. Accounts payable and accrued liabilities and bridge loans are classified as other liabilities, and initially measured at fair value and subsequently at amortized cost using the effective interest rate method. The derivative warrant liability and embedded derivatives in bridge loans are classified at FVTPL and are measured at fair value with unrealized gains or losses reported in the consolidated statement of loss and comprehensive loss.

d)	Compound Financial Instruments

Compound financial instruments issued by the Company comprise convertible notes that can be converted to share capital at the option of the holder and the number of shares to be issued does not vary with changes in their fair value.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option.

The equity component, if the conversion feature of the convertible note is in US dollars, is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest rate method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss except for borrowing costs on qualifying assets which are added to asset cost. Distributions to the equity holders are recognized in equity, net of any tax effect.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

e)	Hybrid Financial Instruments:

Financial instruments with embedded derivative liabilities are accounted for as hybrid financial instruments. The Company has hybrid financial instruments when the embedded derivative conversion option right of the convertible notes gives the right to the holder to convert into a common share in Canadian dollars (“CDN”).

An embedded derivative is a feature within a contract, such that the cash flows associated with that feature behave in a similar fashion to a stand-alone derivative. An embedded derivative is separated from its host contract and accounted for as a derivative only when three criteria are satisfied:

  When the economic risks and characteristics of the embedded derivatives are not closely related to those of the host contract;

  A separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

  The entire instrument is not measured at fair value with changes in fair value recognized in the income statement.

Subsequent to initial recognition, the embedded derivative component is re-measured each reporting period using the Black Scholes option-pricing model with the change in fair value recognized in statement of loss and comprehensive loss.

f)	Derivative Liability

The Company’s derivative financial instruments consist of derivative liabilities in relation to its share purchase warrants and the conversion feature on its bridge loans.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

f)	Derivative Liability (Cont’d)

i)	Derivative Warrant Liability:

The Company issues share purchase warrants in conjunction with private placements for the purchase of common shares of the Company. A number of these share purchase warrants were issued with an exercise price in CDN, rather than USD (the reporting and functional currency of the Company). Such share purchase warrants are considered to be derivative instruments and the Company is required to re-measure the fair value of these at each reporting date. The fair value of these CDN share purchase warrants are re-measured at each financial position date using the Black Scholes option-pricing model using the exchange rates at the financial position date and measured over their remaining life. Adjustments to the fair value of the derivative warrant liability as at the financial position date are recorded in the statement of loss and comprehensive loss as (gain) loss on revaluation of derivative warrant liability. Share purchase warrants that have expired or have been forfeited are adjusted to the statement of loss and comprehensive loss as (gain) loss on revaluation of derivative warrant liability.

Consideration received upon the exercise of warrants is credited to share capital and the related amount is transferred from contributed surplus (USD warrants) or derivative warrant liability to share capital (CDN warrants).

ii)	Conversion Feature of Bridge Loans

The conversion feature on the bridge loans allows the holder of the option to convert the outstanding principal and interest from time to time to common equity. The Company, using the Black Scholes option-pricing model, accounts for bridge loans as follows:

(i)

At date of origination the bifurcation of the total balance of the loan as debt and equity is calculated. If the conversion feature of the bridge loan is in CDN there is no equity component, resulting in an embedded derivative. Accretion expense is recorded over the term of the loan.

(ii)

The total loan proceeds are allocated between the bridge loans and the related embedded derivative based on their relative fair value. The embedded derivative conversion feature is included under the bridge loans in the statement of financial position.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

f)	Derivative Liability (Cont’d)

(iii)	The conversion feature is revalued at the end of the reporting period and any adjustment is reflected in the statement of loss and comprehensive loss if the conversion feature is in CDN.

g)	Loan Impairment:

Impaired loans are accounted for at their face amount net of the allowance for loan impairment. When a loan is deemed to be impaired, its carrying amount is reduced to its estimated realizable amount which is measured by discounting the expected future cash flows at the effective interest rate inherent in the loan. The amount initially recognized as an impairment loan, together with any subsequent change, is charged to the allowance as an adjustment. A write-off of the loan will occur when the loan is believed to have no reasonable expectation of collectability.

h)	Intangible Assets

Costs for the general development of the Company’s sensor technology are expensed unless they meet the criteria for deferral. Expenditures are capitalized if the Company can demonstrate each of the following criteria: (i) the technical feasibility of completing the intangible asset so that it will be available for use or sale, (ii) its intention to complete the intangible asset and use or sell it, (iii) its ability to use or sell the intangible asset, (iv) how the intangible asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development; otherwise, they are expensed as incurred. Commencing in 2011, the Company determined that these costs met the criteria and, accordingly, these costs have been capitalized and are tested in each reporting period for impairment. Amortization is provided on a 7 year straight-line basis.

i)	Property and Equipment:

Property and equipment are recorded at cost and are amortized over their estimated useful lives at the following annual rates and methods:

Computers	30% declining balance basis
Office equipment	30% declining balance basis

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

j)	Impairment of Long-lived Assets:

Long-lived assets consist of property and equipment, patents, intangible assets, and deferred development costs.

The carrying amounts of property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable. The carrying amount of patents, intangible assets and deferred development costs are tested for impairment annually. When the carrying amount exceeds the estimated recoverable amount, the assets are written down to their recoverable amount.

The recoverable amount of long-lived assets is the greater of fair value less costs to sell and value in use. In assessing value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are recognized in the consolidated statements of loss and comprehensive loss.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of loss and comprehensive loss. Following the recognition or reversal of an impairment loss, the amortization charge applicable to the asset is adjusted prospectively in order to systematically allocate the revised carrying amount, net of any residual value, over the estimated useful life.

Gains or losses on the disposal of property and equipment, patents and intangible assets represent the difference between the net proceeds and the carrying value at the date of sale.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

k)	Research and Development Costs:

Research costs are expensed in the period incurred. Development costs are expensed as incurred unless they meet the criteria for deferral. Expenditures during the development phase are capitalized if the Company can demonstrate each of the following criteria: (i) the technical feasibility of completing the asset so that it will be available for use or sale, (ii) its intention to complete the asset and use or sell it, (iii) its ability to use or sell the asset, (iv) how the asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the asset, and (vi) its ability to measure reliably the expenditure attributable to the asset during its development; otherwise, these costs are expensed as incurred. Commencing in 2009, the Company determined that its continuing activities related to the application of its sensor technology met the deferral criteria and, accordingly, these costs have been capitalized and are tested in each reporting period for recoverability. Development costs will be amortized on an appropriate basis at the time the Company enters commercial production.

Investment tax credits (ITCs) arising from research and development are recognized when their realization is reasonably assured. The ITCs are applied against the related deferred costs and expenditures in the year that they are incurred.

l)	Patents:

Patents are recorded at cost and are amortized on a straight line basis over their estimated useful lives of 5 years. Patents are recorded net of accumulated amortization with amortization expense capitalized as deferred development costs since the patents are directly related to development.

m)	Unit Private Placements:

The Company uses the relative fair value approach in accounting for the value assigned to the common shares and the common share purchase warrants which it had made available in the unit private placement financings that it secured, calculated in accordance with the Black Scholes option-pricing model.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

n)	Stock based Compensation and Other Stock based Payments:

The Company applies the fair value based method of accounting for all stock based payments to employees and non-employees and all direct awards of stock. For non- employees, stock based payments are measured at the fair value of the services received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable. Stock based compensation is charged to operations over the vesting period and the offset is credited to contributed surplus.

Consideration received upon the exercise of stock options is credited to share capital and the related amount is transferred from contributed surplus.

The fair value of stock options and warrants is determined by the Black Scholes option- pricing model with assumptions for risk free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the option or warrant issued. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number as options that vest. In the event that vested stock options expire, previously recognized stock based compensation is not reversed. In the event that stock options are forfeited, previously recognized stock based compensation associated with the unvested portion of the stock options forfeited is reversed. The fair value of direct awards of stock is determined by the quoted market price of the Company’s stock.

o)	Income Taxes:

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

o)	Income Taxes:

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income or loss and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the rates that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

p)	Earnings or Loss Per Share:

Basic earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is computed by adjusting the weighted average number of number of common shares outstanding for the effects of all dilutive potential common shares, which are comprised of outstanding warrants, conversion options and vested stock options. Diluted earnings (loss) per common share assumes that any proceeds received for in-the-money warrants and options would be used to buy common shares at the average market price for the period.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

5.	NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET ADOPTED

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for future accounting periods. The standards impacted that are applicable to the Company are as follows:

a)

IFRS 9 – Financial Instruments, was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39, Financial Instruments – Recognition and Measurement, for debt instruments with a new mixed measurement model having only two categories:

  Amortized cost and

  Fair value through profit and loss

IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through earnings or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends, to the extent not clearly representing a return of investment, are recognized in earnings; however, other gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit or loss would generally be recorded in other comprehensive income.

This standard is required to be applied for accounting periods beginning on or after January 1, 2015, with earlier adoption permitted.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

5.	NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET ADOPTED (Cont’d)

b)

IFRS 10 – Consolidated Financial Statements, requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain live entertainment from its activities. IFRS 10 replaces SIC-12, Consolidation – Special Purpose Entities and parts of IAS 27, Consolidated and Separate Financial Statements.

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted.

c)

IFRS 11 – Joint Arrangements, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures and SIC- 13, Jointly Controlled Entities—Nonmonetary Contributions by Venturers.

This standard is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.

d)

IFRS 12 – Disclosure of Interests in Other Entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with early adoption permitted.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

5.	NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET ADOPTED (Cont’d)

e)

IFRS 13 – Fair Value Measurement, is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted.

f)

In addition, there have been amendments to existing standards including IAS 27, Separate Financial Statements, and IAS 28, Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non - consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 12.

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted provided that IFRS 10, IFRS 11 and IFRS 12 are adopted at the same time.

The Company is currently assessing the impact of the above standards.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

6.	CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

In February 2008, the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. In April, 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, on January 1, 2011. The adoption date of January 1, 2011 requires the restatement, for comparative purposes, of amounts reported by the Company for its year ended October 31, 2011, and of the opening statement of financial position as at November 1, 2010.

The accounting policies disclosed in Note 4 have been applied in preparing the financial statements for the year ended October 31, 2012, the comparative information presented in these financial statements as at October 31, 2011 and for the year then ended, and in the preparation of the opening IFRS statement of financial position at November 1, 2010.

Elections on adoption:

IFRS 1 allows first time adopters to IFRS to take advantage of a number of voluntary exemptions from the general principal of retrospective restatement. The Company has taken the following exemptions:

IFRS 2 – Share-based payments (“IFRS 2”):

The Company elected not to apply IFRS 2 to equity instruments granted after November 7, 2002 which vested before the transition date. Accordingly, the Company has applied IFRS 2 only to unvested stock options outstanding as at November 1, 2010. All stock options outstanding as at November 1, 2010 were fully vested and no adjustment is required.

IAS 21 – The effects of changes in foreign exchange rates (“IAS 21”):

The Company elected to deem the cumulative currency translation difference for all foreign operations to be zero at November 1, 2010. As a result, no other comprehensive income is presented at November 1, 2010.

IFRS 3 – Business Combinations (“IFRS 3”):

The Company has elected to apply the exemption for retrospective application of IFRS 3 to business combinations that took place before the transition date. Accordingly, all business combinations after November 1, 2010 will be accounted in accordance with IFRS 3.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

6.	CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Cont’d)

Estimates:

The Company’s consolidated financial statements were previously prepared in accordance with Canadian GAAP. Under IFRS, hindsight is not used to create or revise estimates. The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

Reconciliations from Canadian GAAP to IFRS:

In preparing its opening IFRS statement of financial position, statement of loss and comprehensive loss, statement of cash flows and statement of changes in shareholders’ equity, the Company has determined that adjustments were necessary to amounts reported previously in consolidated financial statements prepared in accordance with Canadian GAAP. Therefore, reconciliations of the consolidated financial statements prepared under Canadian GAAP to IFRS have been presented in Note 7. The first-time adoption of IFRS did not have a material impact on the Company’s total operating, investing or financing cash flows.

In preparing the opening IFRS statement of financial position, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP. These adjustments relate to:

a)

The accounting and measurement of the derivative warrant liability with respect to common share purchase warrants (Note 15) issued in conjunction with unit private placement financings which the Company has secured and which are not exercisable in the relevant entity’s functional currency.

b)	The accounting and measurement of the conversion feature of the bridge loans (Note 16) which the Company has secured which are not convertible in the relevant entity’s functional currency.

The illustration of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position and financial performance is set out in Note 7 below.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

7.	RESTATEMENT OF FINANCIAL STATEMENTS TO IFRS Reconciliation of Consolidated Statements of Financial Position:

	October 31, 2011			November 1, 2010

	Canadian			Canadian
	GAAP	Adj	IFRS	GAAP	Adj	IFRS
Assets
Current assets:
Cash	$44,062	$-	$44,062	$26,039	$-	$26,039
Deposits and other receivables	32,334	-	32,334	97,063	-	97,063
Promissory note receivable	-	-	-	5,000	-	5,000
	76,396	-	76,396	128,102	-	128,102

Property and equipment, net	10,201	-	10,201	16,686	-	16,686
Deferred development costs	646,606	-	646,606	221,521	-	221,521
Intangible assets, net	135,465	-	135,465	-	-	-
Patents, net	37,678	-	37,678	202,027	-	202,027
	$906,346	$-	$906,346	$568,336	$-	$568,336

Liabilities and Shareholders' Equity (Deficiency)
Current liabilities:
Bridge loans	$106,783	13,259	$120,042	$512,548	-	$512,548
Accounts payable and accrued liabilities	1,016,841	-	1,016,841	1,075,014	-	1,075,014
Derivative warrant liability	-	1,178,691	1,178,691	-	68,207	68,207
	1,123,624	1,191,950	2,315,574	1,587,562	68,207	1,655,769
Shareholders' Equity (Deficiency)
Share capital	51,774,555	-	51,774,555	50,102,699	-	50,102,699
Equity component of bridge loans	558	(558)	-	5,784	-	5,784
Contributed surplus	26,851,850	(865,574)	25,986,276	24,664,404	(165,668)	24,498,736
Deficit	(78,844,241)	(325,818)	(79,170,059)	(75,792,113)	97,461	(75,694,652)
	(217,278)	(1,191,950)	(1,409,228)	(1,019,226)	(68,207)	(1,087,433)

	$906,346	$-	$906,346	$568,336	$-	$568,336

Summary of IFRS transition adjustments:

Reconciliation of Bridge loans:
October 31, 2011
Bridge loans under Canadian GAAP	$106,783
Accretion expense	11,280
Loss on revaluation of embedded derivatives	1,979
Bridge loans under IFRS	$120,042

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

7.	RESTATEMENT OF FINANCIAL STATEMENTS TO IFRS (Cont’d)

Reconciliation of Bridge loans: (Cont’d)

Bridge loan 3 allowed the holder the option to convert the outstanding principal and interest into common equity in CDN. As a result bridge loan 3 has an embedded derivative. The principal amount of this loan previously reported was split between the principal and embedded derivative portions (Note 16). Due to the split, accretion expense on the principal portion increased by $11,280. The embedded derivative portion was revalued at October 31, 2011 resulting in a loss on revaluation of embedded derivative in the amount of $1,979. The equity portion of $558 previously recognized for this loan and the fair value of CDN warrants recorded on this loan on the amount of $6 were reallocated to administration expense as their amount was nominal.

Reconciliation of derivative warrant liability:

	October 31, 2011	November 1, 2010
Derivative warrant liability under Canadian GAAP	$-	$-
Remove CDN warrant fair value from contributed surplus	865,568	165,668
Gain on revaluation of CDN warrants at November 1, 2010	(97,461)	(97,461)
Loss on revaluation of CDN warrants at October 31, 2011	410,584	-
Derivative warrant liability under IFRS	$1,178,691	$68,207

Under IFRS, warrants with an exercise price not in the functional currency of the Company are presented as a derivative warrant liability and remeasured at each period end. At November 1, 2011, the Company reallocated the fair value of the CDN warrants of amount of $165,668 from contributed surplus to derivative warrants liability. The Company then revalued these CDN warrants at November 1, 2010 resulting in a gain on revaluation of $97,461. At October 31, 2011, the Company reallocated the fair value of the CDN warrants of $699,900 from contributed surplus to derivative warrant liability. The Company then revalued these CDN warrants at October 31, 2011 resulting in a loss on revaluation of $410,584.

Reconciliation of equity component of bridge loans:

	October 31, 2011	November 1, 2010
Equity component of bridge loans under Canadian GAAP	$558	$5,784
Remove value previously recognized	(558)	-
Equity component of bridge loans under IFRS	$-	$5,784

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

7.	RESTATEMENT OF FINANCIAL STATEMENTS TO IFRS (Cont’d) Reconciliation of contributed surplus:

	October 31, 2011	November 1, 2010
Contributed surplus under Canadian GAAP	$26,851,850	$24,664,404
Remove CDN warrant fair value to derivative warrant liability	(865,568)	(165,668)
Remove nominal value previously assigned to CDN warrants	(6)	-
Contributed surplus under IFRS	$25,986,276	$24,498,736

Reconciliation of deficit:

	October 31, 2011	November 1, 2010
Deficit under Canadian GAAP	$(78,844,241)	$(75,792,113)
Gain on revaluation of CDN warrants at November 1, 2010	97,461	97,461
Loss on revaluation of CDN warrants at October 31, 2011	(410,584)
Accretion expense	(11,280)
Remove value previously recognized	558	-
Remove nominal value previously assigned to warrants	6	-
Loss on revaluation of embedded derivative	(1,979)
Deficit under IFRS	$(79,170,059)	$(75,694,652)

Reconciliation of Loss and Comprehensive Loss:

	Canadian		IFRS Transition
	CGAAP	Reclassification	adjustments	IFRS

Costs and expenses (income):
Administration	$452,111	$-	$10,716	$462,827
Professional, other fees and salaries	1,993,152	(928,497)	-	1,064,655
Stock based compensation	-	928,497	-	928,497
Research and development	(75,896)	-	-	(75,896)
Travel and entertainment	91,885	-	-	91,885
Amortization of property and equipment	6,469	-	-	6,469
Amortization of intangible assets and patents	43,333	-	-	43,333
Foreign exchange loss	43,215	-	-	43,215
Write-down of patents	129,033	-	-	129,033
Recovery of promissory note receivable	(110,000)	-	-	(110,000)
Interest and other income	(963)	-	-	(963)
Loss from operations	2,572,339	-	10,716	2,583,055

Adjustment for modification of conversion feature of bridge loans	-	-	185,564	185,564
Loss on revaluation of embedded derivatives	-	-	1,979	1,979
Loss on revaluation of derivative warrant liability	-	-	410,584	410,584
Net loss before income taxes	2,572,339		608,843	3,181,182

Income taxes	1,205	-	-	1,205
Net loss and comprehensive loss	$2,573,544	$-	$608,843	$3,182,387

Loss per common share	$0.03			$0.03

Weighted average number of shares	102,301,168			102,301,168

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

7.	RESTATEMENT OF FINANCIAL STATEMENTS TO IFRS (Cont’d)

Reconciliation of Loss and Comprehensive Loss: (Cont’d)

The Company reclassified stock based compensation from professional, other fees and salaries to a separate line item to classify this line item by function as required under IFRS.

The adjustment for the modification of conversion feature of bridge loans was recorded to deficit under Canadian GAAP guidance. Under IFRS guidance, this amount is recorded to loss and comprehensive loss.

8.	FAIR VALUE DISCLOSURES

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments where measurement is required. The fair value of financial instruments consisting of cash, deposits and other receivables, promissory note receivable, accounts payable and accrued liabilities and bridge loans approximate their carrying amounts due to the relatively short period to maturity. Fair value amounts represent point-in-time estimates and may not reflect fair value in the future. The measurements are subjective in nature, involve uncertainties and are a matter of significant judgment. The methods and assumptions used to develop fair value measurements, for those financial instruments where fair value is recognized in the statement of financial position, have been prioritized into three levels of the fair value hierarchy as follows:

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

The Company's financial instruments measured at fair value on the statement of financial position date consist of cash, derivative warrant liability and the conversion feature on bridge loans. Cash is measured at Level 1 of the fair value hierarchy. Derivative warrant liability and the conversion feature on bridge loans are measured at Level 2 of the fair value hierarchy.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

9.	CAPITAL RISK MANAGEMENT

The Company’s objective when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Company includes equity, comprised of issued share capital, equity component of bridge loans, contributed surplus and deficit, in the definition of capital. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to further develop and market its technologies and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity and warrants or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended October 31, 2012.

10.	PROMISSORY NOTE RECEIVABLE

In April 2009, the Company advanced $200,000 to a private company incorporated in New Jersey and a strategic development partner of the Company. The Company and the private Company executed a promissory note with respect to the $200,000 advance stipulating the following terms and conditions:

a)	Maturity date of September 30, 2010.

b)	Interest payable on a quarterly basis in arrears calculated from August 1, 2009 at a rate of 10%. In July 2011, the interest rate on the promissory note increased to 18%.

c)	Secured by a first priority security interest over all of the assets of the private company.

At October 31, 2010, the Company recorded a provision to reserve the outstanding principal and interest outstanding of $201,333 pending resolution of collection efforts.

In 2011 the Company received payments totaling $110,000 against the amounts previously reserved. In 2012 the Company received payments totaling $30,000 against the amounts previously reserved.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

10.	PROMISSORY NOTE RECEIVABLE (Cont’d)

At October 31, 2012 the balance outstanding was $101,853 and this amount has been fully reserved. The Company served notice to the private company that it was demanding payments under the terms of the promissory note and the security agreement and has received judgment in its favor during the year ended October 31, 2012. The Company continues to pursue collection of this fully reserved note.

		Net of
		provision/
	Gross	reserve
Balance outstanding at November 01, 2010	$206,333	$5,000

Interest accrued	20,220	20,220
Reserved	-	(20,220)

Repayment	(115,000)	(115,000)
Recovery of reserved amount	-	110,000
Balance outstanding at October 31, 2011	111,553	-

Interest accrued	20,300	20,300
Reserved	-	(20,300)

Recovery of reserved amount	(30,000)	-
Balance outstanding at October 31, 2012	$101,853	$-

The outstanding balance of principal and interest at October 31, 2012 is $101,853 which is fully reserved.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

11.	PROPERTY AND EQUIPMENT

	Computers	Office	Total
		Equipment
Cost

At November 1, 2010	$40,734	$25,989	$66,723
Additions	-	-	-
Year ended October 31, 2011	$40,734	$25,989	$66,723

At November 1, 2011	$40,734	25,989	$66,723
Additions	-	-	-

Year ended October 31, 2012	$40,734	$25,989	$66,723

Accumulated amortization	Computers	Office	Total
		Equipment

At November 1, 2010	$24,048	$25,989	$50,037
Amortization for the year	6,469	-	6,469
Impact of foreign exchange	16	-	16
Year ended October 31, 2011	$30,533	$25,989	$56,522

At November 1, 2011	$30,533	25,989	$56,522
Amortization for the year	4,414	-	4,414
Year ended October 31, 2012	$34,947	$25,989	$60,936

Net book value at November 1, 2010	$16,686	$-	$16,686
Net book value at October 31, 2011	$10,201	$-	$10,201
Net book value at October 31, 2012	$5,787	$-	$5,787

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

12.	DEFERRED DEVELOPMENT COSTS

The breakdown of development costs that have been capitalized is as follows:

At November 1, 2010	$221,521
Additions	425,085
Year ended October 31, 2011	$646,606
At November 1, 2011	$646,606
Additions	71,557
Year ended October 31, 2012	$718,163

Netted in additions are $Nil (2011 - $129,600) of amounts received from strategic development partners.

Included in additions is patent amortization of $15,204 (2011 - $Nil).

13.	INTANGIBLE ASSETS AND PATENTS

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

Intangible Assets

Cost

At November 1, 2010	$-
Additions	135,465
Year ended October 31, 2011	$135,465
At November 1, 2011	$135,465
Additions	-
Year ended October 31, 2012	$135,465

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

13.	INTANGIBLE ASSETS AND PATENTS (cont’d) Intangible Assets Accumulated amortization

At November 1, 2010	$-
Amortization for the year	-
Year ended October 31, 2012	$-

At November 1, 2011	$-
Amortization for the year	19,352
Year ended October 31, 2012	$19,352

Net book value at November 1, 2010	$-
Net book value at October 31, 2011	$135,465
Net book value at October 31, 2012	$116,113

Patents

Cost

At November 1, 2010	$230,294
Additions	8,017
Write-down	(175,614)
Year ended October 31, 2011	$62,697

At November 1, 2011	$62,697
Additions	26,650
Year ended October 31, 2012	$89,347

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

13.	INTANGIBLE ASSETS AND PATENTS (Cont’d) Accumulated Amortization

At November 1, 2010	$28,267
Amortization for the year	43,333
Write-down	(46,581)
Year ended October 31, 2011	$25,019

At November 1, 2011	$25,019
Amortization for the year	15,204
Year ended October 31, 2012	$40,223

Net book value at November 1, 2010	$202,027
Net book value at October 31, 2011	$37,678
Net book value at October 31, 2012	$49,124

In the fiscal year ended October 31, 2011, the Company wrote-down the value of its patents by $129,033 relating to technology the Company has no immediate plans to develop.

Amortization for the year ended October 31, 2012 was capitalized to deferred development costs.

14.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE

a)	Share Capital

Authorized and outstanding:

The Company has two classes of shares as follows:

i)	Special redeemable voting preference shares, 2,000,000 authorized, none are issued and outstanding.

ii)	Common shares without par value – an unlimited number authorized.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

14.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’d)

a)	Share Capital (Cont’d)

	Number of
	Shares	Amount
Balance at November 1, 2010	95,324,511	$50,102,699

Private plaement of units for cash (Note 15)	20,825,207	2,478,681
Warrants issued on private placements (Note 15)	-	(774,578)
Financing costs	-	(32,247)
Balance at October 31, 2011	116,149,718	51,774,555

Priate placement of units for cash (Note 15)	6,344,899	1,040,899
Warrants exercised	12,075,858	1,499,713
Warrants issued on private placements (Note 15)	-	(356,364)
Fair value of warrants exercised	-	558,993
Share issued on conversion of bridge loans (Note 16)	1,860,080	226,900
Financing costs	-	(16,457)
Balance at October 31, 2012	136,430,555	$54,728,239

b)	Stock Options

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

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

14.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’d)

b)	Stock Options (Cont’d)

A summary of the status of the Company’s fixed stock option plan through October 31, 2012 and changes during the periods is as follows:

	Options	Weighted average
	(000)	exercise price
Outstanding, November 1, 2010	10,022	0.89
Granted	7,975	0.22
Expired	(6,822)	(0.80)
Outstanding, October 31, 2011	11,175	0.47
Granted	2,000	0.35
Expired	(540)	(0.44)
Forfeited	(2,720)	(1.20)
Outstanding, October 31, 2012	9,915	(0.24)

During the year ended October 31, 2012 the Company issued a total of 2,000,000 (2011 – 7,975,000) stock options to officers, directors and employees. The Company has the following stock options outstanding at October 31, 2012:

Date of issue	# Issued	Strick Price	Expiry Date

Monday, December 20, 2010	315,000	0.55	December 20, 2012
Tuesday, April 05, 2011	125,000	0.35	April 5, 2016
Monday, October 31, 2011	7,475,000	0.20	October 31, 2016
Tuesday, April 10, 2012	2,000,000	0.35	April 10, 2017
	9,915,000

The Company recorded a total expense of $430,856 (2011: $928,497) with respect to the issuance of these options, calculated in accordance with the Black Scholes option-pricing model.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

14.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’d)

b)	Stock Options (Cont’d)

The underlying assumptions in the Black Scholes option-pricing model were as follows:

	2012	2011
Share price	$0.30	$0.17 - 0.20
Volatility factor (based on historical volatility)	99%	90% - 95%
Risk free interest rate	1.31%	1.62% - 2.55%
Expected life	5 years	2 - 5 years
Dividend yield	0%	0%
Forfeiture rate	0%	0%

The following table summarizes information about stock options outstanding as at October 31, 2012.

Options outstanding			Options exercisable
		Weighted
		average
		remaining	Weighted		Weighted
Actual		contractual	average		average
exercise	Number	Life	exercise	Number	exercise
price	Outstanding	(in years)	price	exercisable	price

0.55	315,000	0.1	0.55	315,000	0.55
0.35	125,000	3.4	0.35	125,000	0.35
0.20	7,475,000	4.0	0.20	7,475,000	0.20
0.35	2,000,000	4.4	0.35	2,000,000	0.35
Total	9,915,000		0.24	9,915,000	0.24

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

14.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’d)

c)	Loss Per Share

The calculation of basic and diluted loss per share for the year ended October 31, 2012 was based on the loss attributable to common shareholders of $1,775,065 (2011 - $3,182,387) divided by the weighted average number of common shares outstanding of 123,375,510 (2011 – 102,301,168).

Diluted loss per share did not include the effect of 9,915,000 stock options and 19,692,968 warrants outstanding and the potential conversion of bridge loans as they are anti-dilutive.

15.	PRIVATE PLACEMENTS, DERIVATIVE WARRANT LIABILITY AND COMMON SHARE PURCHASE WARRANTS

a)	Private Placements

i)

In 2012 the Company completed a series of private placement financings with investors pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received gross proceeds $1,040,899 and issued a total of 6,344,899 common shares.

6,344,899 common share purchase warrants with an average price of $0.17 were attached to the private placement completed during 2012. All warrants issued in 2012 have a 12 month term from issue date.

ii)

In 2011 the Company completed a series of private placement financings with investors pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received gross proceeds $2,478,681 and issued a total of 20,825,207 common shares.

20,825,207 common share purchase warrants with an average price of $0.14 were attached to the private placement completed during 2011. All warrants issued in 2011 had a 12 month term from issue date.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

15.	PRIVATE PLACEMENTS, DERIVATIVE WARRANT LIABILITY AND COMMON SHARE PURCHASE WARRANTS (Cont’d)

a)	Private Placements

iii)

In 2012 the Company extended the expiry dates on a total of 15,267,087 common share purchase warrants which would have otherwise expired in 2012. These warrants were extended for a period of 6 to12 months in each case. The Company changed the strike price of 429,686 warrants extended from $1.20 to $0.80 and 1,666,667 warrants from $0.15 to $0.19. The strike price remained unchanged for all other warrants extended ranging from $0.12 to $0.80 per warrant.

iv)

In 2011 the Company extended the expiry date on a total of 7,928,432 common share purchase warrants which would have otherwise expired in 2011. These warrants were extended for a period of 6 to 12 months in each case. The strike price remained unchanged in each case, ranging from $0.20 to $1.20 per warrant.

v)

The Company calculated the relative fair value of the share purchase warrants in accordance with the Black Scholes option-pricing model. The Company reported a total charge to share capital of $356,364 (2011 - $774,578) and an offsetting charge to contributed surplus of $66,997 (2011 - $254,311) for US dollar share purchase warrants issued and $289,367 (2011 - $520,267) to derivative warrants liability for CDN share purchase warrants issued.

The relative fair value of these share purchase warrants was estimated using the Black Scholes option-pricing model with the following assumptions:

	2012	2011
Share price	$0.10 - $0.35	$0.12 - $0.32
Volatility factor (based on historical volatility)	107 - 156%	98 - 121%
Risk free interest rate	0.91 - 1.24%	1.18 - 1.38%
Dividend yield	0%	0%
Expected life	1 year	1 year

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

15.	PRIVATE PLACEMENTS, DERIVATIVE WARRANT LIABILITY AND COMMON SHARE PURCHASE WARRANTS (Cont’d)

a)	Private Placements

The Company calculated the charge associated with the extension of warrants in accordance with the Black Scholes option-pricing model. The Company reported a total charge to deficit of $1,322,879 (2011 - $293,020) and an offsetting charge to contributed surplus of $358,983 (2011 - $113,384) for US dollar warrants extended and $963,896 (2011 - $179,636) to derivative warrant liability for Canadian warrants extended.

The incremental fair value of these warrants extended was estimated using the Black Scholes option-pricing model with the following assumptions:

	2012	2011
Share price	$0.12 - $0.30	$0.12 - $0.24
Volatility factor (based on historical volatility)	109 - 144%	112 - 131%
Risk free interest rate	0.91 - 1.14%	1.11 - 1.54%
Dividend yield	0%	0%
Expected life	0.33 - 1.0 year	0.50 - 1.27 years

b)	Derivative Warrant Liability

The following summarizes the change in derivative warrant liability:

	October 31,	October 31,	November 1,
	2012	2011	2010
		(Note 6)	(Note 6)

Balance, beginning of year	$1,178,691	$68,207	$165,668
Fair value assigned in warrants in units issuances (Note 15)	289,367	520,265	-
Fair value assigned in warrants extended (Note 15)	963,896	179,635	-
Fair value assigned to warrants issued on settlements of debt (Note 16)	306,061	-	-
Fair value transferred to share capital for warrants exercised	(348,947)	-	-
(Gain) Loss on revaluation of warrants	(1,327,524)	410,584	(97,461)
Balance, end of year	$1,061,544	$1,178,691	$68,207

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

15.	PRIVATE PLACEMENTS, DERIVATIVE WARRANT LIABILITY AND COMMON SHARE PURCHASE WARRANTS (Cont’d)

b)	Derivative Warrant Liability (Cont’d)

The derivative warrant liability was revalued at year end using the Black Scholes option- pricing model with the following assumptions:

	2012	2011
Share price	$ 0.21	0.19
Volatility factor (based on historical volatility)	81 - 153%	114 - 148%
Risk free interest rate	1.01 - 1.03%	0.86 - 1.36%
Dividend yield	0%	0%
Expected life	0.25 - 1 year	0.75 - 1 year

c)	Share Purchase Warrants

A summary of the outstanding common share purchase warrants as of the Company’s fiscal year-ends and the changes during the period is as follows:

		Weighted
		average
		exercise	Proceeds
	Warrants	price	Realized

Balance outstanding at October 31, 2010	6,198,885	$0.51	-
Expired	(406,455)	$(0.54)	-
Granted	20,880,207	$0.14	-

Balance outstanding at October 31, 2011	26,672,637	$0.23	-
Exercised	(12,075,858)	$(0.12)	1,499,713
Expired	(3,108,792)	$(0.15)	-
Granted	8,204,981	$0.19	-

Balance at October 31, 2012	19,692,968	$0.27
The weighted average share price on the date of exercise was $0.23 (2011 - $Nil).

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

15.	PRIVATE PLACEMENTS, DERIVATIVE WARRANT LIABILITY AND COMMON SHARE PURCHASE WARRANTS (Cont’d)

c)	Share Purchase Warrants (Cont’d)

		Strick			Remaining
Date of	Number of	price		Expiry	life
issue	warrants	$	Currency	Date	(in years)

November 4, 2011	1,135,022	0.15	CDN	November 4, 2012	0.01
December 23, 2011	100,000	0.12		December 23, 2012	0.14
January 4, 2011	250,000	0.20	CDN	January 4, 2013	0.18
January 11, 2011	750,000	0.22	CDN	January 11, 2013	0.20
July 12, 2010	312,500	0.40	CDN	January 12, 2013	0.20
July 22, 2010	312,500	0.45		January 12, 2013	0.20
January 15, 2010	25,000	0.55		January 15, 2013	0.21
January 23, 2012	770,000	0.12	CDN	January 23, 2013	0.23
January 26, 2010	300,000	0.55		January 26, 2013	0.24
January 31, 2010	325,000	0.22	CDN	January 31, 2013	0.25
February 1, 2010	111,111	0.56		February 1, 2013	0.25
February 3, 2012	76,667	0.15		February 3, 2013	0.26
February 8, 2012	88,236	0.20	CDN	February 8, 2013	0.27
February 10, 2012	142,858	0.44	CDN	February 10, 2013	0.28
February 12, 2010	133,333	0.56		February 12, 2013	0.28
February 15, 2012	666,667	0.18	CDN	February 15, 2013	0.29
February 27, 2012	208,333	0.30	CDN	February 27, 2013	0.33
May 11, 2012	562,499	0.30		February 27, 2013	0.33
May 11, 2012	208,333	0.30		May 11, 2013	0.53
March 13, 2012	291,666	0.30	CDN	March 13, 2013	0.36
March 23, 2012	58,333	0.30	CDN	March 23, 2013	0.39
April 18, 2012	83,333	0.30	CDN	April 18, 2013	0.46
April 27, 2011	95,000	0.15		April 27, 2013	0.49
July 13, 2012	500,000	0.25	CDN	July 13, 2013	0.70
July 12, 2010	1,120,000	0.12	CDN	July 12, 2013	0.69
August 6, 2012	186,667	0.15	CDN	August 6, 2013	0.76
August 8, 2012	553,413	0.20	CDN	August 8, 2013	0.77
August 30, 2010	200,000	0.30	CDN	August 30, 2013	0.83
September 12, 2012	728,572	0.17	CDN	September 12, 2013	0.86
August 16, 2011	1,666,667	0.19	CDN	September 16, 2013	0.87
October 15, 2010	1,325,000	0.24		October 15, 2013	0.95
October 21, 2011	1,388,890	0.11		October 21, 2013	0.97
October 25, 2012	282,047	0.18	CDN	October 25, 2013	0.98
October 29, 2012	442,333	0.18	CDN	October 29, 2013	0.99
November 5, 2010	500,000	0.22	CDN	November 5, 2013	1.01
November 11, 2009	123,276	0.75		November 11, 2013	1.03
May 14, 2009	429,686	0.80		November 14, 2013	1.04
May 25, 2010	765,188	0.41		November 25, 2013	1.07
November 30, 2010	400,000	0.22	CDN	November 30, 2013	1.08
December 14, 2009	600,000	0.80	CDN	December 14, 2013	1.12
May 15, 2010	339,838	0.45		December 15, 2013	1.12
December 16, 2009	815,000	0.59	CDN	December 16, 2013	1.12
December 17, 2010	20,000	0.20	CDN	December 17, 2013	1.13
December 20, 2010	300,000	0.22	CDN	December 20, 2013	1.13
	19,692,968	0.27

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

16.	BRIDGE LOANS

(a)

On March 31, 2010 the Company secured a 180 day convertible bridge loan (“Loan 1”) from an arm’s length investor in the amount of $250,000 CDN. The interest rate on the loan was established at 4% per month (effective interest rate – 48%). The principal and interest of the loan was convertible at $0.55 USD per share at the holder’s option. The Company provided 12,500 common share purchase warrants to acquire common shares at a strike price of $0.50 USD per share. As a result, net proceeds of $220 were allocated to warrants. The loan was originally due in October 2010. At October 31, 2010, the note remained outstanding and interest was accrued at the stated rate of 4% per month compounded monthly. On December 17, 2010, the Company renegotiated the loan, extending the terms to June 17, 2011 and bearing interest at 2% per month compounded monthly. An additional 20,000 common share purchase warrants were issued in conjunction with the renegotiation. No value was assigned to these warrants as their value was nominal. The conversion feature for this loan was reduced from $0.55 USD to $0.20 USD. As a result of the change in conversion, a value of $158,567 was recorded to deficit with an offsetting charge to contributed surplus to reflect the value of the more favourable conversion feature.

On July 17, 2011 the Company renegotiated the loan, extending the terms to October 17, 2011 and bearing interest at 2% per month compounded monthly. An additional 20,000 common share purchase warrants were issued in conjunction with the renegotiation. No value was assigned to these warrants as their value was nominal. The conversion feature of this loan remained unchanged at $0.20 USD. This loan was repaid in October 2011.

(b)

On August 30, 2010 the Company secured a 180 day convertible bridge loan (“Loan 2”) from an arms’ length investor in the amount of $200,000 CDN. The interest rate on the loan was established at 2% per month (effective interest rate – 26%). The principal and interest of the loan was convertible at $0.40 USD per share at the holder’s option. The Company provided 7,500 common share purchase warrants to acquire common shares at a strike price of $0.40 USD per share. Net proceeds of $14 were allocated to these warrants. This loan was repaid in February 2011.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

16.	BRIDGE LOANS (Cont’d)

(c)

On March 4, 2011 the Company secured a 180 day convertible bridge loan (“Loan 3”) from an arms’ length investor in the amount of $100,000 CDN. The interest rate on the loan was established at 2% per month (effective interest rate – 17%). The principal and interest of the loan was convertible at $0.20 CDN per share at the holder’s option. The Company provided 5,000 common share purchase warrants to acquire common shares at a strike price of $0.20 CDN per share. No value was assigned to these warrants as their value was nominal. The loan was originally due September 4, 2011. The loan was renegotiated and extended for an additional 90 days. The conversion price was revised to $0.15 CDN per share at the holder’s option. As a result of the change in conversion, a value of $26,997 was recorded to deficit with an offsetting charge to contributed surplus to reflect the value of the more favorable conversion feature. All other terms remained the same. This loan was repaid in the quarter ended January 31, 2012.

(d)

On February 25, 2011 the Company secured a 30 day convertible bridge loan (“Loan 4”) from an arms’ length investor in the amount of $250,000 CDN. The interest rate on the loan was established at 2% per month (effective interest rate – 26%). The principal and interest of the loan was convertible at $0.20 CDN per share at the holder’s option. The Company provided 10,000 common share purchase warrants to acquire common shares at a strike price of $0.20 CDN per share. No value was assigned to the warrants as the amount was nominal. In the quarter ended July 31, 2011, the principal and interest were repaid.

(e)

On March 22, 2011 the Company secured a short term loan (“Loan 5”) from a director of the Company in the amount of $100,000 CDN. The interest rate on the loan was established at 2% per month (effective interest rate – 26%). In the quarter ended July 31, 2011, the principal and interest were repaid.

(f)

On December 2, 2011, the Company secured $285,000 CDN of bridge loans (“Loan 6”) from a group of arm’s length investors with maturities of six months. The loans are unsecured, bear interest at a rate of 2% per month (effective interest rate – 26%) and are convertible at the holder’s option at $0.12 USD per unit. Each unit upon conversion includes one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.12 USD. The term of the loan was extended on a month to month basis in July 2012.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

16.	BRIDGE LOANS (Cont’d)

(g)

On January 12, 2012, the Company secured a $100,000 CDN bridge loan (“Loan 7”) from an arm’s length investor with a maturity date in six months. The loan is unsecured, bears interest at a rate of 2% per month (effective interest rate – 43%) and is convertible at the holder’s option at $0.10 CDN per unit. Each unit, upon conversion includes one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.12 CDN. This loan was converted in the quarter ended July 31, 2012 by issuing 1,120,000 common shares.

(h)

On February 7, 2012, the Company secured $204,000 CDN of bridge loans (“Loan 8”) from a group of arm’s length investors with maturities of six months. The loans are unsecured, bear interest at a rate of 2% per months (effective interest rate – 49%) and are convertible at the holders’ option at $0.12 CDN to $0.17 CDN per share. Each unit upon conversion includes one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.15 CDN to $0.20 CDN. The term of the loan was extended on a month to month basis in July 2012. $94,805 of this loan was converted into 740,080 common shares and principal of $100,000 CDN was not repaid but rolled by the holder into a new loan (“Loan 9”).

(i)

On September 4, 2012, the Company secured $125,000 CDN of bridge loans (“Loan 9) from a group of arm’s length investors with maturities of six months. The loans are unsecured, bear interest at a rate of 2% per month (effective interest rate – 32%) and are convertible at the holders’ option at $0.18 CDN per share. Each unit, upon conversion, includes one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.22 CDN.

The outstanding bridge loans at November 1, 2010 are summarized as follows (Note 6):

	Loan 1	Loan 2	Total
Principal	$249,176	$188,600	$437,776
Interest accrued	67,686	7,689	75,375
Accretion expense	4,986	429	5,415
Equity portion of bridge loan - conversion featur	(4,766)	(1,018)	(5,784)
Equity portion of bridge loan - warrants	(220)	(14)	(234)
			-
Balance at November 1, 2010	$316,862	$195,686	$512,548

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

16.	BRIDGE LOANS (Cont’d)

The outstanding bridge loans at October 31, 2011 are summarized as follows (Note 6):

	Loan 1	Loan 2	Loan 3	Loan 4	Loan 5	Total
Principal	$249,176	$188,600	$77,238	$254,875	$100,310	$870,199
Embedded derivative	-	-	25,138	-	-	25,138
Interest accrued	160,402	23,898	16,162	12,065	2,473	215,000
Accretion expense	4,986	1,032	11,844	-	-	17,862
Loss on revaluation of embedded derivative	-	-	1,979	-	-	1,979
Equity portion of bridge loan - conversion feature	(4,766)	(1,018)	-	-	-	(5,784)
Equity portion of bridge loan - warrants	(220)	(14)	-	-	-	(234)
Repayments	(409,578)	(212,498)	(12,319)	(266,940)	(102,783)	(1,004,118)
						-
Balance at October 31, 2011	$-	$-	$120,042	$-	$-	$120,042

The outstanding bridge loans at October 31, 2012 are summarized as follows:

	Loan 3	Loan 6	Loan 7	Loan 8	Loan 9	Total
Principal	$77,238	$284,514	$52,747	$104,099	$81,194	$599,792
Embedded derivative	25,138	-	44,776	99,828	44,850	214,592
Interest accrued	18,495	62,403	11,767	24,606	4,816	122,087
Interest paid	(12,318)	(56,903)	-	(12,063)	-	(81,284)
Accretion expense	25,702	1,557	45,313	101,962	26,161	200,695
Gain on revaluation of embedded derivative	(25,138)	-	(44,776)	(99,828)	(4,101)	(173,843)
Equity portion of bridge loan - conversion feature	-	(1,557)	-	-	-	(1,557)
(Gain) loss on settlement	708	-	-	(233)	-	475
Conversion	(109,825)	-	-	(117,075)	-	(226,900)
Repayments	-	-	(109,827)	(101,296)	-	(211,123)
						-
Balance at October 31, 2012	$-	$290,014	$-	$-	$152,920	$442,934

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

16.	BRIDGE LOANS (Cont’d)

The fair value of the embedded derivatives for which the conversion price is in CDN was estimated on initial recognition using the Black Scholes option-pricing model with the following assumptions:

	2012	2011
Share price	$0.15 - $0.27	$ 0.20
Volatility factor (based on historical volatility)	126 - 156%	1.11
Risk free interest rate	0.93 - 0.94%	0.02
Dividend yield	0%	0%
Expected life	6 months	6 months

The embedded derivative at October 31, 2012 was revalued for loans outstanding in which the conversion price is in CDN using the following underlying assumptions in the Black Scholes option-pricing model:

	2012	2011
Share price	$ 0.21	$ 0.17
Volatility factor (based on historical volatility)	79%	1.35
Risk free interest rate	1%	0.01
Dividend yield	0%	0%
Expected life	0.34 years	0.25 years

During the year, loan 7 and a portion of loan 8 were settled by the holder converting their amount outstanding with the Company issuing 1,860,080 common share with an assigned value of $226,900. As a result of the conversion, the holder received 1,860,080 common share purchase warrants exercisable at a price of $0.12 - $0.20 CDN for a period of 1 year. These common share purchase warrants were valued at $306,061 using the Black Scholes option-pricing model with the following assumptions.

2012
Share price	$0.23 - $0.25
Volatility factor (based on historical volatility)	154 - 156%
Risk free interest rate	1.03 - 1.24%
Dividend yield	0%
Expected life	1 year

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

17.	CONTRIBUTED SURPLUS

Balance outstanding at November 1, 2010 (Note 6)	$24,498,736

Stock based compensation expense relating to stock options issued (Note 14)	928,497
Common share purchase warrants
(a) Issued (Note 15)	254,311
(b) Extended (note 15)	113,384
Modification of bridge loans (Note 16)	185,564
Equity portion of bridge loans (Note 16)	5,784

Balance at October 31, 2011 (Note 6)	25,986,276
Stock based compensation expense relating to stock options issued (Note 14)	430,856
Common share purchase warrants
(a) Issued (Note 15)	66,997
(b) Extended (note 15)	358,983
Fair value of warrants exercised	(208,935)

Balance at October 31, 2012	$26,634,177

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

18.	INCOME TAXES

(a)

The Company has non-capital losses of approximately $20.0 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. As of October 31, 2012 the tax losses expire as follows:

		Other
	Canada	foreign	Total
2014	$978,133	$-	$978,133
2015	3,212,751	-	3,212,751
2022	-	7,301	7,301
2023	-	9,667	9,667
2025	-	14,471	14,471
2026	2,403,497	5,254	2,408,751
2027	2,021,152	3,459	2,024,611
2028	10,483	55,519	66,002
2029	2,067,331	463,610	2,530,941
2030	2,794,877	1,471,700	4,266,577
2031	1,683,826	421,724	2,105,550
2032	1,991,469	382,177	2,373,646

	$17,163,519	$2,834,882	$19,998,401

In addition the Company has available capital loss carry forwards of approximately $1.7 million to reduce future taxable capital gains, the benefit of which has not been recognized in these consolidated financial statements. These losses carry forward indefinitely.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

18.	INCOME TAXES (Cont’d)

(b)

Deferred income taxes reflect the net tax effect of temporary differences between carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows.

	October 31,	October 31,	November 1,
	2012	2011	2010
		(Note 6)	(Note 6)
Non-capital losses and other	$5,877,761	$4,959,149	$4,104,904
Capital losses	221,578	210,319	204,815
Property, equipment, intangibles, patents and deferred development costs	1,988,956	1,898,201	1,911,952
Share issue costs	21,497	28,788	32,525

	8,109,792	7,096,457	6,254,196
Deferred tax assets not recognized	(8,109,792)	(7,096,457)	(6,254,196)

	$-	$-	$-

(c)	The reconciliation of income tax attribute to continuing operation computed at the statutory tax rates to income tax expense is as follows:

	October 31,	October 31,
	2012	2011
		(Note 6)
Loss before income taxes	$(1,775,065)	$(3,181,182)
Statutory rate	26.50%	28.53%

Expected income tax recovery	(470,392)	(907,591)
Effect on income taxes of unrecognized future income tax assets relating to deductible temporary differences on :
Non-deductible expenses and other items	(148,207)	439,774
Share issue costs and other	(4,361)	(8,062)
Effect of exchange rate on future tax assets carried forward from previous years	3,071	(183,451)
Change in future income tax rates and other	(393,446)	(181,726)
Change in deferred tax assets not recognized	1,013,335	842,261

	$-	$1,205

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

19.	EXPENSES Administration

The components of general and administration expenses are as follows:

	2012	2011
		(Note 6)
General and administrative	$66,651	$25,988
Rent and occupancy costs	108,193	60,396
Bad debt expense	21,586	67,049
Interest income	(20,300)	(20,220)
Interest expense	106,442	139,732
Accretion expense	187,671	12,447
Office insurance	65,394	78,246
Telephone	17,380	18,741
Investor relations, listing and filing fees	141,600	80,448

	$694,617	$462,827

Professional, other fees and salaries

The components of professional, other fees and salaries expenses are as follows:

	2012	2011
		(Note 6)
Professional fees	$183,021	$173,217
Consulting fees	917,420	467,132
Salaries and benefits	407,450	424,306

	$1,507,891	$1,064,655

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

20.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS

(a)	Chairman:

On May 29, 2005, the Company entered into a new employment agreement with the Chairman for a period from January 1, 2005 through September 30, 2009. In 2009, the Company extended the agreement to December 31, 2010. In January 2011, the Board of Directors extended the Chairman’s contract on a month to month basis reflecting annual compensation amount of $150,000 CDN.

In 2012 the Chairman was awarded a total of 100,000 options at a strike price of $.35 per share (2011: 1 million options at strike price of $.20 per share).

The total compensation paid to the Chairman during the year ended October 31 is summarized as follows:

		Stock Based
		Compensation
	Cash Compensation	Expense
	$	$
2012	149,565	23,697
2011	152,326	118,038

In March 2011 the Chairman provided a bridge loan to the Company of $100,000, and the loan plus interest was repaid in July 2011 (Note 16(e)).

In August 2011 the Chairman, converted $112,500 of compensation received under contract to a unit private placement consisting of one common share and one common share purchase warrant. A total of 703,125 units were issued under the private placement.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

20.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS (Cont’d)

(b)	Management and consulting fees:

Included in professional fees as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers and directors of the Company. The total compensation paid to such parties during the fiscal years ending October 31, 2012 and 2011 is as follows.

		Stock Based
		Compensation
	Cash Compensation	Expense
	$	$
2012	625,831	352,225
2011	647,132	590,191

In 2011 the Company assigned the promissory note receivable (Note 10) to an officer of the Company in conjunction with outstanding and unpaid fees due to that officer. During the year a total of $30,000 (2011- $80,000) received from the borrower was paid directly to that officer under the assignment agreement. The balance owing to the officer of the Company at October 31, 2012 was $56,500 (2011-$102,512).

In February 2012 the officer subscribed for $50,000 as a Unit private placement consisting of one common share (at a price of $.35 per share) and one common share purchase warrant (at a price of $.44 per share). A total of 143,000 Units were subscribed for.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

21.	COMMITMENTS

(a)	License Agreement:

In June 2005, the Company signed a license agreement (“the License Agreement”) with the University of Toronto (“UofT”) and the Ontario Centres of Excellence (including MMO and CITO) (collectively “OCE”) whereby:

  OCE released the Company and the UofT from the commercialization obligations set forth in all prior research collaboration agreements.

  The Company acquired exclusive worldwide rights to the technology and patent rights related to the technology developed at the UofT.

  The Company has agreed to royalties and payments under the terms of the License Agreement as follows:

  In consideration for the rights and licenses granted, the Company has agreed to pay to the UofT:

i.	4% of net sales until such time as the UofT has received from the Company an aggregate amount of $500,000 CDN;

ii.	1% of net sales thereafter.

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

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

21.	COMMITMENTS (Cont’d)

(a)	License Agreement:

iii.

Net fees and/or net royalties shall be received from the Company until such time as the UofT has received from the Company an aggregate amount of $500,000 CDN; thereafter the Company shall pay half of the amounts as otherwise noted above.

  At any point after which the Company has paid the UofT $500,000 CDN, the Company may at its option buy out the obligation to pay royalties under the License Agreement by paying to the UofT a single lump sum payment equaling the greater of $500,000 CDN and an amount equal to the total amount of royalties paid by the Company to the UofT in the preceding twenty-four months. The Company shall be entitled to exercise such option by providing written notice to the UofT along with the required payment, after which time the Company’s obligation to pay royalties as otherwise calculated shall be waived by the UofT.

  As a condition to entering the License Agreement the Company agreed to a research agreement with a funding commitment of $500,000 CDN, to continue the further research and development of the inventions and the Company’s intellectual property. In August 2005, the Company made an initial payment of $250,000 CDN and, in November 2005, the Company made the second payment of $250,000 CDN under the terms of this research agreement.

To date the Company reports nil revenues relating to this technology.

(b)	Operating Leases:

The Company secured new leased premises in June 2012. The lease term is for 5 years and stipulates base monthly rental expenses of $3,800 CDN. Lease commitments for this premise are as follows:

Less than 1 year	$47,000
2 to 5 years	176,000

$223,000

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

22.	CONTINGENCIES

The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company’s by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

23.	FINANCIAL RISK MANAGEMENT

(a)	Financial Risk Management

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

(b)	Market Risk:

i.	Foreign Exchange Risk:

The Company currently incurs expenses in Canadian dollars. The total monetary financial instruments are in a net liabilities position. Management monitors the Canadian net liability position on a periodic basis throughout the course of the year and adjusts the total net monetary liability balance accordingly.

The consolidated financial statements include balances that are denominated in Canadian dollars as follows:

	2012	2011	2010
Cash and cash equivalents	$263,383	$20,238	$4,681
Deposits and other receivable	46,016	21,467	89,238
Accounts payable and accrued liabilities	267,098	496,597	1,063,456
Bridge loan	159,902	103,733	450,000

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

23.	FINANCIAL RISK MANAGEMENT (Cont’d)

(b)	Market Risk: (Cont’d)

ii.	Foreign Exchange Risk:

A 10% strengthening of the US dollar against the Canadian dollar would have increased the net equity by $10,695 (2011 – $55,862) due to a reduction in the value of net liability balance. A 10% weakening of the US dollar against the Canadian dollar at October 31, 2012 would have had the equal but opposite effect.

iii.	Interest Rate Risk:

Cash flow interest rate risk is the risk that the future cash flow of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s cash and promissory note receivable earn interest at market rates. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest may have an impact on the Company’s results of operations.

The Company is exposed to interest price risk on its interest bearing bridge loans as the interest rate is fixed.

(c)	Liquidity Risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.

The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures.

All financial liabilities are due within 1 year from the balance sheet at October 31, 2012.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

23.	FINANCIAL RISK MANAGEMENT (Cont’d)

(d)	Credit Risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalents, deposit and other receivables. The carrying amount of financial assets represents maximum credit exposure.

As at October 31, 2012, the Company reports a working capital deficiency of $731,673 (measured as current assets less current liabilities excluding the derivative warrant liability) and has certain financial commitments (Notes 20 and 21), the majority of which are due within one year. It must continue to raise financing in order to meet its current obligations.

24.	SEGMENTED INFORMATION

There is one operating segment of the business being the development and commercialization efforts with respect to the Company's proprietary memory and sensor applications. Currently, the predominant market segment that the Company is pursuing is the North American market for such technology.

25.	SUBSEQUENT EVENTS

The Company reports the following as subsequent events:

i)

The Company issued 3,079,521 common shares via unit private placements and received proceeds of $496,182. Each unit consisted of one common share at an average price of $0.16 per share and one common share purchase warrant at an average strike price of $0.21 per warrant. The common share purchase warrants issued expire in 12 months from the date of issuance.

ii)	The Company received proceeds of $558,931 from the exercise of 4,137,246 common share purchase warrants.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2012 and 2011

25.	SUBSEQUENT EVENTS (Cont’d)

iii)	The Company issued 1,090,000 stock options to directors, officers and employees. The strike price is $0.30 per option with a 5 year term to expiry. All options vested upon issuance.

iv)

The Company extended the expiry dates of a total of 3,871,369 common share purchase warrants. These warrants were extended for a period of 12 months in each case. The strike price remained unchanged in each case ranging from $0.20 to $0.56 per warrant. These warrants would have otherwise expired between January and March 2013.

**************************************

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

Exhibit No. 4.2	Employment Agreement by and between Micromem Technologies and Joseph Fuda dated May 28, 2008 (Incorporated by reference to the Company’s Form 20-F filed with the Commission on February 24, 2009).

40

Exhibit No. 4.3	Employment Agreement by and between Micromem Technologies and Dan Amadori dated May 28, 2008 (Incorporated by reference to the Company’s Form 20-F filed with the Commission on February 24, 2009).
Exhibit No. 4.4	Employment Agreement by and between Micromem Technologies and Steven Van Fleet dated May 28, 2008 (Incorporated by reference to the Company’s Form 20-F filed with the Commission on February 24, 2009).
Exhibit No. 4.5	Agreement with Investor Relations Group dated September 1, 2008 (Incorporated by reference to the Company’s Form 20-F filed with the Commission on February 24, 2009).
Exhibit No. 4.6	Agreement with Dreifus Associates Limited (DAL) dated June 1, 2008 (Incorporated by reference to the Company’s Form 20-F filed with the Commission on February 24, 2009).
Exhibit No. 4.7	Unotron Promissory Note dated August 1, 2009 (Incorporated by reference to the Company’s Annual Report on Form 20-F filed with the Commission on March 1, 2010).
Exhibit No. 4.8	Agreement with Life Med Technologies Inc. (Incorporated by reference to the Company’s Annual Report on Form 20-F filed with the Commission on March 1, 2010)
Exhibit No. 4.9	Manufacturing Supply Agreement with Unotron. (Incorporated by reference to the Company’s Annual Report on Form 20-F/A filed with the Commission on February 25, 2011)
Exhibit No. 8.1	List of Subsidiaries (Incorporated by reference to the Company’s Annual Report on Form 20-F filed with the Commission on March 1, 2010)
Exhibit No. 12.1	Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002 (filed herewith).
Exhibit No. 12.2	Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002 (filed herewith).
Exhibit No. 13.1	Officer's Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002 (filed herewith).
Exhibit No. 13.2	Officer's Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002 (filed herewith).

41

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

Dated: February 22, 2013

42