Form 20-F
period 2013-10-31
MICROMEM TECHNOLOGIES INC
filed 2014-02-19
CIK 1085921

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended October 31, 2013

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
158,491,425 Common Shares

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

Yes [   ]     No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerator filer” in Rule 12b-2 of the Exchange Act:

Large Accelerated Filer [ ]	Accelerated Filer [ ]	Non-Accelerated Filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17[   ]    Item 18 [   ]

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

ITEM 1.             IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2.             OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.             KEY INFORMATION

A.             Selected Financial Data

Fiscal Years 2013, 2012 and 2011

The following table sets forth our selected consolidated financial data in United States dollars as of and for each of the fiscal years ended October 31, 2013, October 31, 2012 and October 31, 2011. The selected consolidated financial data has been derived from our audited consolidated financial statements. All information contained in the following table should be read in conjunction with our audited consolidated audited financial statements and the notes thereto in “Item 18-Financial Statements” and "Item 5 - Operating and Financial Review and Prospects” included elsewhere in this Annual Report on Form 20-F.

Our consolidated financial statements for the years ended October 31, 2013, 2012 and 2011 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Previously the Company prepared consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

International Financial Reporting Standards

Selected balance sheet information
(all amounts in U.S. dollars)
	2013	2012	2011
Working capital (deficiency)	$25,888	($1,793,217)	($2,239,178)
Capital Assets	13,998	5,787	10,201
Total Assets	2,166,455	1,180,278	906,346
Capital Stock	57,755,613	54,728,239	51,774,555
Shareholders' equity (deficiency)	1,536,319	(904,030)	(1,409,228)

Selected statement of operations and deficit information
(all amounts in U.S. dollars)
	2013	2012	2011
Interest and other income	-	-	$963
Research and development expenses	160,920	229,840	(75,896)
General and administrative and other expenses	2,198,466	2,618,792	1,916,981
(Gain) Loss on revaluation of embedded derivatives (1)	3,205,752	(1,504,423)	412,563
Stock compensation expense (2)	368,790	430,856	928,497
Loss before income taxes	(5,933,928)	(1,775,065)	(3,181,182)
Provision for income taxes (recovery)	-	-	1,205
Net loss	(5,933,928)	(1,775,065)	3,182,387
Loss per share-basic and diluted	(0.04)	(0.01)	(0.03)

Weighted average number of basic and diluted shares	146,814,466	123,375,510	102,301,168
Dividends	-	-	-

1)

(Gain) loss on revaluation of embedded derivatives as reported above relates principally to the measurement of the derivative warrant liability relating to outstanding Canadian dollar denominated common share purchase warrants. The (gain) loss as reported is a non-cash charge which is calculated in accordance with IFRS.

2)	Stock compensation expense is a non cash expense calculated in accordance with the Black Scholes option pricing model.

Fiscal Years 2010 and 2009

The following table sets forth our selected consolidated financial data in United States dollars as of and for each of the fiscal years ended October 31, 2010 and October 31, 2009. The selected consolidated financial data has been derived from our audited consolidated financial statements. These consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from the principles the Company would have followed had it consolidated financial statements been prepared in accordance with U.S. GAAP. The selected consolidated financial information in the IFRS chart above should not be compared to the information in the Canadian GAAP table below as the information was prepared using different financial reporting standards.

Canadian GAAP

Selected balance sheet information
(all amounts in U.S. dollars)
	2010	2009
Working capital (deficiency)	($1,459,460)	($650,044)
Capital Assets	16,686	24,442
Total Assets	568,336	2,562,479
Capital Stock	50,102,699	48,494,180
Shareholders' equity (deficiency)	(1,019,226)	1,522,839

Selected statement of operations and deficit information
(all amounts in U.S. dollars)
	2010	2009
Interest and other income	$22,886	$88,047
Research and development expenses	(106,007)	13,880
General and administrative and other expenses	4,699,208	2,433,537
Stock compensation expense	95,038	1,951,569
Loss before income taxes	(4,665,353)	(4,310,939)
Provision for income taxes (recovery)	9,508	-
Net loss	(4,674,861)	(4,310,939)
Loss per share-basic and diluted	(0.05)	(0.05)
Weighted average number of basic and diluted shares	92,225,645	86,400,439
Dividends	-	-

Reconciliation between Canadian GAAP and U.S. GAAP:

Canadian GAAP conforms in all material respects with U.S. GAAP except for how the Company has accounted for development expenditures reported in the fiscal years ended October 31, 2010 and 2009.

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

	2013	2012	2011	2010	2009
High for period	1.0164	1.0281	1.0583	1.0039	0.9716
Low for period	0.9348	0.9783	0.9430	0.9278	0.7692
End of period	0.9402	0.9872	1.0079	0.9885	0.9334
Average for period	0.9710	1.0046	1.0139	0.9640	0.8587

The following table sets forth, for each period indicated, the high and low exchange rates for United States dollars expressed in Canadian dollars on the last day of each month during such period, based on the Noon Buying Rate.

	February	March	April	May	June	July
	2013	2013	2013	2013	2013	2013
High	1.0285	1.0314	1.0270	1.0371	1.0532	1.0576
Low	0.9960	1.0156	1.0072	1.0023	1.0170	1.0261

	August	September	October	November	December	January
	2013	2013	2013	2012	2012	2013
High	1.0553	1.0533	1.0456	0.0028	0.9952	1.0078
Low	1.0297	1.0237	1.0284	0.9927	0.9841	0.9839

On February 17, 2014 the noon buying rate for one Canadian dollar, as quoted by the Bank of Canada, was CDN $1.098 = U.S. $1.00.

B.             Capitalization and Indebtedness

Not Applicable.

C.             Reasons for the Offer and Use of Proceeds

Not Applicable.

D.             Risk Factors

We and our investors face a number of risks, which are described below.

Risk Factors Related to Our Business

The financial statements of our company have been prepared on a going concern basis.

We have prepared our financial statements on a “going concern” basis which presumes that we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future.

Our ability to continue as a going concern is dependent upon the successful commercialization of our sensor technology platforms that we currently have under development with our industry partners. Ultimately we must achieve a profitable level of operation through licensing fees, royalties and the commercial sale of our products. We will require additional financing in the interim to fund our activity.

Our consolidated financial statements have been prepared on a going concern basis do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should we be unable to continue in business. If the going concern assumption was not appropriate for our financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

At October 31, 2013 we had $821,283 cash on hand and our current monthly cash expenses were approximately $175,000. Our working capital position is $425,888 at October 31, 2013. Subsequent to October 31, 2013, through to the date of the filing of this annual report, we have raised an additional $1,751,924 through the exercise of warrants. Additionally in January 2014 the bridge loan of $290,014 reported as of October 31, 2013 was converted to common equity.

We currently have no operating revenue.

We have not yet reported commercial revenues from licensing fees, royalties or product sales. If we fail to enter into license agreements or if we do not obtain purchase orders from potential customers, we will have no revenues. If we enter into such agreements the amount of the revenues we receive will depend on the terms we are able to secure from each licensee and the ability of licensees to compete in their particular market.

There are market risks relating to the sale of our sensor technology platforms.

We continued to develop applications of our magnetic sensor technology in 2013 working with our technical advisors, and our strategic development partners. We are pursuing joint development agreements with potential strategic partners with the expectation that we will jointly develop sensor applications for use by these potential strategic partners. We believe that these current initiatives will result in revenues and cash flow to the Company in the future but there can be no assurance when and if such revenues will be achieved.

We may face competition from larger corporations which also sell sensor technology and who have greater financial resources than the Company.

Our success will in part be determined by the following factors which have not yet been fully and completely tested nor measured: the ability of manufacturers to incorporate the technology into existing manufacturing capabilities without significant retooling and material costs, price competitiveness and the differential performance advantages of our technology.

Additionally our ability to compete successfully will depend on elements outside of our control, including the rate at which customers incorporate our technology into their products, the success of such customers in selling those products, our protection of our intellectual property, the number, nature and success of our competitors and their product introductions and general market and economic conditions. Our success will depend on our ability protect our intellectual property, to develop, introduce, and license or sell in a timely manner our technology or products incorporating our technology and to compete effectively on the basis of factors such as speed, density, die size and power consumption.

We are not actively pursuing further development of our memory technology.

Until 2008 our Company was positioned as a developer of memory technology, specifically our Magnetic Random Access Memory (MRAM), which is a non-volatile memory technology that uses magnetic, thin film elements on a gallium arsenide substrate to store information.

Beginning in 2008 we began to shift our focus to the development of sensor based technology solutions. By 2011, we decided to no longer pursue memory technology. We wrote off all costs associated with our memory technology by 2011. We are currently attempting to sell our interests in our memory related intellectual property. To date we have not been successful in attracting a buyer for this intellectual property and there can be no assurance that we will secure a buyer.

Failure to secure continued financing will cause our business to suffer.

Since there is no assurance that commercial revenues will be realized in future, we will need additional financing to continue our development and to successfully market our technology to potential licensees and strategic partners.

There can be no assurance that we will be able to continue to raise sufficient financing in the future and the failure to do so would affect our ability to further develop our technology platforms and to market our products to existing and new potential customers.

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

Our future success and competitive position depend in part on our ability to retain rights to our technology, including any improvements that may be made on that technology from time to time by us or on our behalf. Our technology is patented or is subject to pending patent applications in the United States and abroad and we know of no challenge that has been made either against our technology or our rights to it. We have no reason to believe that any such challenge might be made or that the grounds for any such challenge exist. If any intellectual property litigation were to be commenced against us, no matter how groundless, the result could be a significant expense to us, adversely affecting further development, licensing and sales, diverting the efforts of our technical and management personnel and, in the event of an adverse outcome, damages and possible restrictions on the further development, licensing and use of our technology. There can be no assurance that any of our pending patent applications will be issued as patents or that any issued patent will not be determined to be invalid at a later date.

We have a history of losses, and we may continue to generate losses in future.

To date, we have operated as a product development company and have not been profitable. Unless and until we are able to successfully commercialize our technology applications, we may not be able to generate sufficient revenues in future periods and we may not be able to attain profitability.

The further development of our sensor technology may require significant additional capital which we may have to fund directly if we are unable to secure financing from development partners. Therefore, we may incur expenses without receiving equal and offsetting revenues at least until we are able to license our technology to third parties. This may result in net operating losses until we can generate an acceptable level of revenues. Further, even if we achieve operating revenues, there can be no assurance that such revenues will be sufficient to fund continuing operations.

The likelihood of the success of our business plan must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with developing and expanding early stage businesses and the competitive environment in which we operate.

We will be dependent upon the success of a limited range of products.

The range of products we intend to commercialize is currently limited to applications of our sensor technology. If we are not successful in commercializing our technology platforms, or if there is not adequate demand for such technology or the market for such technology develops less rapidly than we anticipate, we may not have the capability to shift our resources to the development of alternative products, on a timely basis. This could limit future revenues and profitability.

We may not realize income from the licensing of our technologies if our licensees fail to commercialize the products that incorporate these technologies.

In order to generate revenues from our sensor technology platforms, we will need to enter into licensing arrangements with third parties who can integrate our technology into products that will gain acceptance in the market. We have not yet entered into any licensing agreements, and there is no assurance that we will be able to do so on acceptable terms in future. To the extent we are successful in licensing our technology; in general we will seek upfront payments plus ongoing royalties based on anticipated commercial sales of the products into which our technology is incorporated. Our ability to realize royalties will thus depend upon the successful manufacture and commercialization of such products, which will be primarily within the control of the licensee. There is no assurance that such licensees will be successful in marketing and selling such products. In addition, licensees could decide to delay or discontinue the commercialization of products for financial or other business reasons. Even if our licensees succeed in developing products that incorporate our technology, in all likelihood a significant amount of development and testing will be required before such products can be introduced to market. Therefore we may not receive royalty income for a substantial period following the commencement of any licensing arrangements. If our licensees are unable to commercialize products on a timely basis, they may lose market share to competing or alternative technologies. Any failure by the companies to which we license our technologies to successfully develop marketable products would have an adverse effect on our future royalty payments and financial condition.

In order to commercialize our future products, we will need to establish a sales and marketing capability.

At present, we have limited sales and marketing capability and our financial resources have been limited. We will need to add marketing and sales expertise and must also develop the necessary supporting distribution channels. Although we believe we can build the required infrastructure either in-house or through strategic relationships, we may not be successful in doing so. Failure to establish a sales force and distribution network would have an adverse effect on our ability to grow our business.

We depend on key personnel.

Our senior managers and employees are Joseph Fuda, who serves as our Chief Executive Officer; Steven Van Fleet, who has primary responsibility for business development and who serves as President of our wholly-owned subsidiary, Micromem Applied Sensor Technology Inc (MAST) and Dan Amadori, who serves as our Chief Financial Officer. We have engaged the services of several engineering/technical consulting firms to assist in converting our development efforts to commercialization. Our success depends on our ability to retain certain of our senior management and key technical personnel and our ability to attract and retain additional highly skilled personnel in the future.

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

Short product life cycles are inherent in high-technology companies due to rapid technological change and evolving industry standards. Our future financial condition and results of operations depend on our ability to respond effectively to these changes. There can be no assurance that we will be able to successfully do so or adapt our current products to new technologies or new industry standards. In addition, our customers may be reluctant to adopt new technologies and standards or they may prefer competing technologies and standards. Because the technology market changes so rapidly, it is difficult for us to predict the rate of adoption of our technology.

We may be materially affected by risks associated with new product development.

Our new product development is complex and requires us to investigate and evaluate multiple alternatives, as well as plan the design and manufacture of those alternatives selected for further development. Our development efforts could be adversely affected by hardware and software design flaws, product development delays, changes in operating systems and changes in industry standards. The manufacturing of new products involves integrating complex designs and processes, coordinating with suppliers for parts and components and managing manufacturing capacities to accommodate forecasted demand. If we are not successful in meeting these requirements, this could adversely affect our ability to introduce new products on a timely basis.

Our operations may be materially affected by the risks associated with the continued developments and protection of our intellectual property.

There can be no assurance that we will be able to continue to develop new intellectual property or that we will continue to have it developed for us. We rely on a combination of U.S. patent, copyright, trademark, and trade secret laws to protect our intellectual property rights. We have decided to file patent and trademark registration applications with certain foreign governments but we may not have appropriate coverage in all jurisdictions where we may sell or license our product in future.

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

Because we have historically raised funds in both U.S. and Canadian markets and a portion of our costs are denominated in Canadian dollars, our funding is subject to foreign exchange risks. A decrease in the value of the U.S. dollar relative to the Canadian dollar could affect our costs and potential future profitability. We do not currently hold forward exchange contracts or other hedging instruments to exchange foreign currencies for U.S. dollars so as to offset potential currency rate fluctuations.

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

There is no limitation imposed by our Articles or other charter documents on the right of a non-resident to hold or vote our common shares. However, the Investment Canada Act , also referred to herein as the Investment Act, as amended by the World Trade Organization Agreement Implementation Act, also referred to herein as the WTOA Act, generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act, unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be a net benefit to Canada. An investment in our common shares by a non-Canadian would be reviewable under the Investment Act if it were an investment to acquire direct control of Micromem, and the value of our assets were CDN $5.0 million or more. However, an investment in our shares by a national of a country (other than Canada) that is a member of the World Trade Organization or has a right of permanent residence in such a country (or by a corporation or other entity that is a “WTO Investor-controlled entity” pursuant to detailed rules set out in the Investment Act) would be reviewable at a higher threshold of CDN $344 million in assets, except for certain economic sectors with respect to which the lower threshold would apply. A non-Canadian, whether a national of a WTO member or otherwise, would acquire control of Micromem for purposes of the Investment Act if he or she acquired a majority of our common shares. The acquisition of less than a majority, but at least one-third of our common shares, would also be presumed to be an acquisition of control of Micromem, unless it could be established that Micromem was not controlled in fact by the acquirer through the ownership of voting shares. The United States is a WTO Member for purposes of the Investment Act. Certain transactions involving our common shares would be exempt from the Investment Act, including:

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

ITEM 4.             INFORMATION ON THE COMPANY

A. History and Development of Our Company

Micromem is a corporation formed under the laws of the Province of Ontario, Canada, with principal executive offices at 121 Richmond Street West, Suite 304, Toronto, Ontario M5H 2K1 (416.364.6513) . Micromem was incorporated on October 21, 1985 as Mine Lake Minerals Inc. We subsequently changed our name to Avanti Capital Corp. on June 23, 1988, to Avanti Corp International Inc. on April 30, 1992 and to Micromem Technologies Inc. on January 11, 1999 in connection with our acquisition of Pageant Technologies Incorporated, also referred to herein as Pageant International. Our website address is www.micromeminc.com. The information on our website is not part of this annual report on Form 20-F. We have included our website address in this document as an inactive textual reference only.

The Evolution of Micromem from Memory to Sensor Based Client Solutions

Micromem Applied Sensors Technologies, Inc., our wholly-owned subsidiary (“MAST”) was incorporated in 2008 in the State of Delaware. MAST was formed in connection with a contract with BAE Systems in Nashua, New Hampshire. BAE Systems is a Department of Defense trusted facility, which can only do business with U.S. entities (ITAR regulations). BAE Systems’ interest was in the potential to utilize our MRAM technology in a radiation-hardened environment for military applications. At the time of contract, Micromem had not taken the MRAM from the university research environment into a foundry, so the initial contract with BAE Systems was to use the patented MRAM design and manufacture and deliver a memory cell from a GaAs foundry. During this work it was determined that the Hall sensor, which was integral to the MRAM design, had several performance characteristics that by itself, as a product, would potentially create value for MAST.

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

A potential revenue-generating opportunity emerged in August 2010 when Lux Research contacted us on behalf of their client, a world leader in oil production. They were looking for companies that could create extremely small foot print magnetic sensor solutions for down hole use in production oil fields. MAST was subsequently engaged by this client to develop a sensor platform for detecting four nanometer magnetic particles in a flowing oil stream at a concentration less than 1 ppb. Another revenue generating opportunity came in 2011 from GSI Westwind, a supplier for high speed air bearing motors. MAST replaced the incumbent Hall sensor supplier and delivered a unique circuit board form factor that incorporated the smallest Hall sensor in the world.

It became clear at this point in the genesis of the Company that MAST had to find an effective means to disseminate its message to a larger market audience. It was now evident that a significant market space existed for companies that could leverage MEMS/Nano fabrication methodologies to create unique combinations of sensors to provide new solutions to business problems. In 2011 MAST became aware of the NineSigma Open Innovation model. Nine sigma’s core services connect innovation-seeking companies to the best solutions, capabilities and partners around the world. MAST's relationship with NineSigma has provided us common ground access to the Global Fortune 1000 companies and has resulted in a robust future sales proposal pipeline and the first time in the Company's history an ability to forecast revenue.

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

To date, Micromem has funded virtually all of our research and development. Our main priority is to provide customers with sensor based platform solutions that address their difficult business problems. A recent study by NineSigma states that less than 3% of the Fortune 1000 global companies admit that they have sufficient in house talent and knowledge to be able to take advantage of technologies that can help them improve their business. Our sensor platform solutions address three primary areas of creating value for our clients.

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

We intend to pursue specific, definable, market segments with a multi-tiered, multi-channel approach. We intend to leverage our technologies with a licensing agreement in certain key areas and a direct sales and distribution strategy in other areas using established distributors. Our sales and revenue plan includes looking to foreign markets through established distributors or strategic partners.

B. Business Overview

Prior to 2008 we were engaged in the development of memory technology. We deemphasized these continued efforts at that time and ceased all such activity by 2011. We have been actively developing our sensor technology platforms for multiple commercial applications since 2008.

Our technology combines the use of semi-conducting ferromagnetic metals with a sensor. When the magnetization of the magnetic material changes direction, the sensor senses the change in direction and records a “0” or “1”. In this fashion, a bit is created that is non-volatile, based on magnetic properties.

C. Profile at October 31, 2013

During 2013, the Company focused on moving its existing development projects forward, converting projects in its pipeline into development contracts with customers and establishing its product portfolio in its current major market verticals.

In 2013 we were successful in having certain of our development project costs partially funded by companies with whom we have negotiated product development contracts. We were also successful in securing approximately $3.7 million of new financing consisting of the issuance of unit private placement and the exercise of warrants. Since October 31, 2013 through to the date of this Annual Report, we have secured additional financing of $1,751,924 through the exercise of warrants.

Product Development Cycle:

The product development cycle for each development project that the Company undertakes can be broken down into distinct phases:

Phase 1: Initial assessment – completion of initial project plan, cost and volume estimates, product specifications and tolerances, establishing working principles.

Phase 2: Preliminary design work, specification of manufacturing processes, evaluation of manufacturing options.

Phase 3: Sensor electronics manufacturing test methods, completion of initial prototypes for beta testing by client.

Phase 4: Pilot production stage where product is certified, test protocols are established and quality processes are optimized.

Phase 5: Commercial production.

Product Portfolio:

The core portfolio of products that the Company continues to develop, in conjunction with strategic development partners, who are paying for a portion of the development costs, includes:

1.

Nano particle concentration sensor platforms: The initial application is to detect break through water in producing oil wells. This platform is at Phase 3 of development and is expected to move to Phase 4 in 2014, with commercial production expected by the 2014 fiscal year end. The Company has been working on this product with a major international oil company since 2010. The Company has billed and collected $175,000 of project costs incurred to date under these working arrangements.

2.

Enhanced secondary oil recovery platform using MAST nano particles: The initial application is to accurately measure well pressure in oil fields and the degradation of these fields. This platform is at Phase 3 of development. The Company initiated the work on Product 2 in 2012. In mid-2013 it executed a $25.4 million development contract with an international oil company for this product. The contract stipulates successive milestones to be achieved in order to realize the full contract value. In its initial stages, we have invoiced $87,290 of project costs incurred. The Company projects receiving payments against achieving milestones during 2014.

3.

Power transformer oil degradation sensor: Designed to measure partial electrical discharges and advise on preventive actions in real time. This platform is at Phase 1 stage. The Company expects that it will advance to Phase 4 during 2014.

The Company entered into an initial development contract with Northeast Utilities in December 2013 for $5.4 million for this product. The contract stipulates successive milestones to be achieved in order to realize the full contract value.

4.

Integrated Analytical Lab on a Chip in Automotive Oil Pan Plug: This platform is at a crossing point between Phase 3 and Phase 4. The Company expects to advance to commercial production in 2015 pending finalization of contractual terms with a major automotive company with whom it has been negotiating during 2013.

15

5.

Cement integrity sensor platform: The application is to have embedded sensor technology to permit direct assessment of the condition of cement casings in offshore oil and gas drilling. This platform is at Phase 1 stage. Over the next 18 months the Company expects to advance it to Phase 4.

6.

Fracking sensor platform: Nanotechnology sensors capable of measuring in three dimensions the coordinates of hydraulic fractures created in the fracking process. This platform is at Phase 1 stage. Over the next 18 months, the Company expects to advance it to Phase 4.

The Company began pursuing discussions on Products 5 and 6 in 2013 in conjunction with a major international oil company. Development contracts are anticipated to develop within 12 – 18 months.

7.	Corrosion under insulation sensor: Intended to measure pervasive corrosion of piping under insulation. This platform is at Phase 1 stage. The Company expects to advance it to Phase 4 during 2014.

8.

Sensors to analyze wear materials in lubricating fluids: Initial application is directed at vehicle microelectromechanical systems. This platform is at Phase 1 stage. The Company expects to advance to Phase 4 during 2014.

In addition to the above listed suite of products, the Company has advanced two other product offerings:

(a)

The Company has developed a prototype production control board intended for GSI Westwind. This product was developed over a period of 24 months. In final testing during 2013, it met and exceeded all of the tolerance specifications stipulated by GSI. In October 2013 we were advised that GSI had decided to cease operations of their high speed DC motor development due to competitive technology pressures. Accordingly, the Company did not proceed with commercial production orders from GSI. As a result, we have decided to assess the broader marketplace for this product and have engaged one of our independent directors to conduct a detailed market study and an appropriate marketing campaign to engage other potential customers for this technology.

(b)

The Company has committed development time and funding over the past three years to a sensor based breast cancer detection device. The work completed by the Company to date has put this product category at a Phase 2 level of development. In 2012 and in early 2013 the Company pursued discussions with a Croatian-based group of investors. It was intended that this group would fund ongoing development work in 2013 but those negotiations eventually stalled. Accordingly, at this juncture this product is not staged for further development work until the original investor group returns or other investors are identified.

Intellectual Property:

The Company has been active in building its intellectual property portfolio during 2013. Our new business model of developing unique sensor platforms for our clients allow for the Company to choose opportunities that end up with both robust revenue projections and a strong intellectual property position. We have engaged a Washington, D.C. based law firm to assist us in these efforts.

Development Costs:

Under IFRS, the Company capitalizes product development costs incurred on those development projects which it anticipates realizing future commercial revenues. It reports these development costs on its consolidated balance sheet. If the Company determines that the realization value is less than the carrying value reported in the consolidated balance sheet, the Company will write-down the carrying value accordingly.

The Company reported $928,077 as deferred development costs in its consolidated balance sheet as of October 31, 2013. These are costs that it has incurred with respect to these development projects and contracts that it continues to pursue in the immediate term and for which it expects to generate future revenue streams. These costs relate primarily to the following active projects:

a)	The nanoparticle concentration sensor platform (Product 1);

b)	The enhanced secondary oil recovery platform (Product 2);

c)	The integrated analytical lab on a chip in the automotive oil pan plug platform (Product 3);

d)	The power transformer oil degradation sensor (Product 4).

The changes in deferred development costs in 2013 are summarized as below:

Balance reported at October 31, 2012	$718,163
Additional project costs incurred in fiscal 2013	677,445
Recovery of deferred development costs	(233,290)
Writedown of project costs	(234,241)
Balance reported at October 31, 2013	$928,077

The costs recovered in 2013 from customers consist primarily of a $100,000 recovery on Product 1 and an $87,000 recovery on Product 2.

At October 31, 2013, the Company has written down to nominal value the development costs previously incurred with respect to the GSI Westwind project which was terminated in October 2013 as it continues to explore alternative markets for this product. It has also written down the development costs incurred with respect to the breast cancer detection sensor platform product which it had been developing for initial use in Eastern Europe and other costs relating to an aerial survey sensor platform – the Company has decided to no longer pursue these projects.

Derivative Warrant Liability:

In October 2013 the Company decided to convert all outstanding Canadian denominated warrants to US dollars and, in every case, the warrant holder accepted this conversion. The Company took this step because of the confusion that our shareholders expressed in interpreting the required treatment and reporting of our derivative warrant liability obligations (these are non-cash liabilities) under IFRS reporting. With this change and the decision to only issue warrants in the future which are denominated in US dollars, the derivative warrant liability is eliminated from our consolidated statement of financial position at October 31, 2013.

Changes to Our Board of Directors and Management:

Our 2012 Annual Meeting of shareholders was held on Friday, November 29, 2013. Salvatore Fuda, Andrew Brandt, Joseph Fuda, David Sharpless, Steven Van Fleet, Oliver Nepomuceno, Larry Blue and Alex Dey were reelected to serve on our Board of Directors. Messrs. Salvatore Fuda, Joseph Fuda, Dan Amadori and Steven Van Fleet continue to serve as officers of the Company. On December 1, 2013 Craig Carlson was appointed to serve on our Board of Directors.

Equity Financing Transactions:

In 2013 the Company completed a series of private placement financings with investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. The Company received gross proceeds of $2,910,532 and issued a total of 16,106,957 common shares. Additionally 16,106,957 common share purchase warrants with an average price of $0.24 were attached to the private placements completed during 2013. All warrants issued in 2013 have a 12 month term from issue date.

The Company extended the expiration date on a total of 11,829,029 common share purchase warrants which would have otherwise expired in 2013. These warrants were extended for a period of 12 months in each case. The Company changed the strike price on 3,673,032 warrants extended from $0.17 to $0.21 and other strike prices remained unchanged.

In 2013, the Company repaid one bridge loan of $141,253. At October 31, 2013, it reports one outstanding bridge loan in the amount of $290,014. Subsequent to October 31, 2013 this bridge loan was converted into common shares and common share purchase warrants.

In the 2012 fiscal year, the Company completed a series of private placement financings with arms’ length investors. The Company received gross proceeds of $1,040,899 and issued a total of 6,344,899 common shares. In addition, a total of 6,344,899 common share purchase warrants with an average price of $0.17 were attached to the private placements completed during 2012. All warrants issued in 2012 have a 12 month term from issue date.

The Company extended the expiration date on a total of 15,267,087 common share purchase warrants which would have otherwise expired in 2012. The expiration dates were extended for a period of 6 to 12 months in each case from the original expiration date. The Company changed the strike price of 429,686 warrants from $1.20 to $0.80 and changed the strike price of 1,666,667 warrants from $0.15 to $0.19. Other strike prices remained unchanged.

In 2012 the Company secured four additional bride loans totaling $714,359; two of these loans were converted into common shares prior to October 31, 2012 through the issuance of 1,860,080 common shares valued at $226,900. At October 31, 2012, the balance outstanding on the two remaining term loans was $442,934.

Intangible Assets and Patents:

Intangible assets comprise the costs which the Company has capitalized relating to the technical expertise and know-how that the Company has developed with respect to the commercialization efforts relating to its sensor technology. In 2012, the Company determined that it had sufficiently advanced its expertise and product knowledge relating to the general commercialization efforts for its sensor technology in multiple industry vertical applications. We anticipate that we will realize commercial economic benefits from the exploitation of these intangible assets in future. Accordingly, we reported $96,761 (2012 = $116,113) of intangible assets at October 31, 2013, representing direct costs incurred with respect to such assets less amortization expense.

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

In 2013, we continued our activity with respect to advancing certain provisional patents relating to projects that are underway with current assignments and projects with our development partners as described above. We capitalized $44,825 of legal fees associated with this work.

With respect to our memory related patents for which we have no immediate plans to further develop, we began in 2013 to attempt to monetize these through the potential sale of such patents.

Environmental Matters:

We are subject to various environmental protection regulations imposed by the government in the jurisdiction where we conduct our development work. We are not aware of any current or pending environmental protection laws or regulations that would have a material impact on our capital expenditure requirements or competitive position.

D. Organizational Structure

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

E. Property, Plant and Equipment

We maintain our corporate headquarters in Toronto, Ontario, Canada. We occupy 2,500 square feet of commercial office space pursuant to a lease that we executed in 2012 and which extends for five years through 2017.

The Company made $13,200 capital expenditures in 2013; no capital expenditures were made in 2012 or 2011.

ITEM 4A.          UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.             OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section of the Form 20-F has been prepared to provide a more substantive discussion of our business and to assist the reader in analyzing the audited consolidated financial statements for the years ended October 31, 2013, October 31, 2012 and October 31, 2011. This discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes in this Annual Report, which are prepared in accordance with IFRS and are stated in United States dollars.

A.             Operating Results

The following table sets forth certain selected financial information of our Company:

Selected statement of operations and deficit information

	2013	2012	2011
Interest and other income	-	-	-
Administration	378,497	694,617	462,827
Professional and other fees and salaries	1,572,515	1,507,891	1,064,655
Travel and entertainment	210,852	150,924	91,885
Other expenses	197,522	495,200	221,960
Stock compensation expense	368,790	430,856	928,497
(Gain) Loss on derivatives	3,205,752	(1,504,423)	412,563
Loss for the year	5,933,928	1,775,065	3,182,387
Loss per share - basic and diluted	0.04	0.01	0.03

Selected balance sheet information

	2013	2012	2011
Working capital (deficiency)	$425,888	(1,793,217)	(2,239,178)
Other Assets	1,110,431	889,187	829,950
Total Assets	2,166,455	1,180,278	906,346
Shareholders’ equity (deficiency)	1,536,319	(904,030)	(1,409,228)

Fiscal 2013 Compared to Fiscal 2012

The Company reported a loss of $5,933,928 in 2013 versus a loss of $ 1,775,065 in 2012. The increased loss was primarily the result of a non-cash loss on derivatives of $3,205,752 (2012: a non cash gain on derivatives of $1,504,423).

The Company’s working capital position improved significantly in 2013 in comparison to the prior year. This is the result of the Company’s success in raising additional financing in 2013, in reducing its expenses and also the result of eliminating the derivative warrant liability from its consolidated balance sheet in 2013.

The Company capitalized $677,445 of development costs relating to several development projects in 2013 (2012: $71,557) and recovered $233,290 of costs incurred from customers. At October 31, 2013 the Company reported $928,077 of deferred development costs on its balance sheet (2012: $718,163).

In the fiscal year ended October 31, 2013, the Company reported net additions of $44,825 to its patents (2012: $26,650). The Company reported $71,595 of patents on its consolidated balance sheet at October 31, 2013 (2012: $49,124).

The Company reported no expenditures on intangible assets in 2013 (2012: Nil). At October 31, 2013, the Company reported $96,761 of intangible assets on its consolidated balance sheet (2012: $116,113).

The Company reported no interest income in 2013 (2012: nil). It recorded, but fully reserved a total of $20,105 (2012: $20,300) of interest income on a secured promissory note outstanding.

Administration costs include office rent, communication costs, insurance, filing fees and costs associated with the Annual General Meeting. These costs were comparable in 2013 and 2012. In 2013, the Company also reported $19,381 of accretion expense relating to its convertible debentures versus $187,671 in 2012 - the Company began phasing out of its convertible debentures in 2013. Finally, the Company incurred $72,756 in 2012 with respect to preliminary costs associated with upgrading its listing status in Canada; it incurred no such costs in 2013.

Professional and other fees and salaries totaled $1,572,515 in 2013 (2012: $1,507,891). These costs include: audit related fees of $149,478 (2012: $118,475), legal expenses of $154,340 (2012: $48,951), management fees of $637,011 paid to the Chairman, the CEO and the CFO (2012: $514,262), staff salaries and benefits of $443,078 (2012: $407,450), other expenses of $7,512 (2012: $15,594) and consulting fees of $181,096 (2012: $403,158). Consulting fees have several significant components: the Company paid fees of $140,790 to third party advisors who assisted the Company in investor relations in 2013 (2012: $104,003); it paid the President of MAST a total of $230,896 in 2013, of which approximately $27,000 has been expensed in 2013; the balance of the total expenditure has been capitalized in several projects and these costs are included in deferred development costs (in 2012, $183,000 of costs were expensed ); and assistance in IFRS reporting of $23,238 ($35,565 in 2012).

Stock compensation expense, calculated in accordance with the Black Scholes option pricing model was $368,790 in 2013 relating to the issuance of 2,170,000 stock options awarded to directors, officers and staff (2012: expense of $430,856 relating to the issuance of 2,000,000 stock options).

In 2013 other expenses included amortization costs relating to property, equipment, patents and intangible assets of $24,341 (2012: $23,766) foreign exchange expense of $12,261 (2012: $7,537) and the Company expensed $160,920 of project development costs incurred (2012: $229,840). In 2012 the Company recovered a total of $72,004 of costs previously expensed relating to patents and to the promissory note receivable; in 2013 no such recoveries were reported.

Under IFRS the Company accounts for the outstanding Canadian denominated warrants and the conversion feature on its bridge loans as embedded derivative liabilities, measuring these liabilities using the Black Scholes option pricing model. These liabilities are revalued at each quarter end. In 2013, the Company reported a net (non-cash) expense of $3,205,752 (2012 a net (non-cash) gain of $1,504,423) on these embedded derivatives.

Fiscal 2012 Compared to Fiscal 2011

The Company remained in pre revenue mode at October 31, 2012. The Company reported no interest income in 2012 (2011: $963). It recorded, but fully reserved a total of $20,300 (2011: $20,220) of interest income on a secured promissory note outstanding.

The Company capitalized $71,557 of development costs relating to several development projects in 2012 (2011: $554,685) and recovered $nil costs previously reported (2011: $129,600) for a net increase in capitalized development costs of $71,557 (2011: $425,085). At October 31, 2012 the Company reported $718,163 of deferred development costs on its balance sheet (2011: $646,606).

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

Under IFRS, the Company accounts for the outstanding Canadian dollar denominated warrants as a derivative warrant liability and measures them using the Black Scholes option pricing model. This liability is revalued at each quarter end. The Company reported a recovery on revaluation of derivative warrant liability of $1,327,524 in 2012 (2011: expense of $412,563).

Unaudited quarterly financial information

(all amounts in United States dollars)
Quarter ended	Total	Net Income (Loss)	Loss Per share
	Revenues		Basic and diluted
October 31, 2013	-	($5,239,307)	(0.03)
July 31, 2013	-	(261,031)	-
April 30, 2013	-	(17,012)	-
January 31, 2013	-	(416,078)	-

October 31, 2012	-	$1,606,175.01
July 31, 2012	-	(507,079)	-
April 30, 2012	-	(2,849,835)	(0.02)
January 31, 2012	-	(24,327)	-

October 31, 2011	-	($1,854,751)	(0.02)
July 31, 2011	585	(237,795)	-
April 30, 2011	39	(507,225)	(0.01)
January 31, 2011	339	(582,616)	(0.01)

The net income (loss) has varied significantly between quarters in 2012 and in 2013, the result of the required re-measurement of derivative warrant liability at each quarter end under IFRS reporting, which re-measurement is a non-cash item.

In October 2013 the derivative warrant liability was eliminated. The Company recorded a non-cash charge of $5,225,000 relating to the elimination of this derivative warrant liability in the quarter ended October 31, 2013.

B. Liquidity and Capital Resources:

Liquidity

We have not yet realized commercial revenues from the exploitation of our technology platforms. We currently have no cash flow from operations and will have none until we license or directly produce and sell products utilizing our technology platforms.

We currently have no lines of credit and must obtain equity financing from investors and from persons who hold outstanding options and warrants in order to meet our cash flow needs until we can generate revenues. At October 31, 2013 we had $821,283 cash on hand (2012: $245,029) and our monthly cash expenses approximated $175,000. Our working capital position at October 31, 2013 was $425,888 (2012: working capital deficiency of ($1,793,217)). Since October 31, 2013, we have raised an additional $1,751,924 through the exercise of common share purchase warrants. Additionally the outstanding bridge loan of $290,014 at October 31, 2013 was converted to common equity in January 2014.

We have granted to our directors, officers and other employees a number of options to purchase shares at prices that are at or above market price on the date of grant. None of the optionees has any obligation to exercise their options and there can be no guarantee that we will realize any funds from these options.

We have issued common share purchase warrants as part of the Unit private placement financings. None of the warrant holders have any obligation to exercise their warrants which, in general, expire 12 months after issuance if unexercised. There can be no guarantee that we will realize any funds from these outstanding warrants.

Capital Resources

We made $13,200 of capital expenditures in 2013 and made no expenditures on capital equipment during the 2012 and 2011 fiscal years.

C. Research and Development:

Under IFRS, research costs are expensed in the period incurred. Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under IFRS, which criteria is the translation of research findings or other knowledge into a plan for the technology prior to commercial production or use.

D. Trend Information:

The market applications for “smart” sensors is expanding; there are potential applications that could be utilized in virtually every industry vertical.

Our prospects for commercial revenues are dependent upon the successful completion of all milestones in the development contracts that we have renewed to date, obtaining additional development contracts with new customers and upon the customers deciding to proceed with commercial orders once these development contracts are successfully completed.

E. Off-Balance Sheet Arrangements:

We are not party to any off-balance sheet arrangements except for operating lease commitments. In addition, we have no unconsolidated special purpose financing or partnership entities.

F. Tabular Disclosure of Contractual Obligations:

A summary of our financial commitments as of October 31, 2013 is as below:

	Payments due by period
	Total	Less than 1	1-3 years	3-5 years	More than 5 years
		year
Convertible debt obligations	290,014	290,014	-	-	-

Operating lease obligations	204,086	43,733	120,253	-	-

Purchase obligations	150,000	150,000	-	-	-

Total:	644,100	483,747	120,253	-	-

In addition to these financial commitments, the Company has management agreements with its senior executives which are operative on a month to month basis. At October 31, 2013 these agreements stipulate the following monthly obligations for the Company’s senior management team:

Chairman	$12,500
President	13,333
President, MAST	18,000
CFO	12,500

G. Critical Accounting Policies:

Our significant accounting policies are set forth in our consolidated financial statements, which should be read in conjunction with management's discussion of our critical accounting policies and estimates set forth below.

Our consolidated financial statements for the period have been prepared in accordance with IFRS which, in our case conforms in all material respects with U.S. GAAP except for the accounting for development expenditures reported, for intangible assets, warrant modification and modification of the conversion feature of bridge loans reported in the fiscal years ended October 31, 2013, 2012 and 2011.

We have not yet realized commercial revenues from the exploitation of our technology. Under IFRS, research costs are expensed in the period incurred. Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under IFRS which is the translation of research findings or other knowledge into a plan for the technology prior to commercial production or use. Under U.S. GAAP all development expenditures are expensed as incurred. As at October 31, 2013, the Company capitalized $928,077 (2012: $718,163) of development costs and capitalized $96,761 (2012: $116,113) as intangible assets under IFRS.

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

H. Commitments:

Summary of commitments:	Date executed:
A. Research collaboration agreements Revised Licensed Agreement, University of Toronto	June 2005

B. Operating Leases	June 2012

C. Consulting and Employment Contracts
(1) Chairman of the Board of Directors (a)	January 2011
(2) President (a)	May 2009
(3) President, MAST INC. (a)	May 2010
(4) CFO(a)	May 2009

D. Other Commitments	None

(a) Month-to-month commitments at October 31, 2013.

Research Collaboration Agreements:

The Company executed a revised license agreement with the University of Toronto in 2005 relating to research work completed on its (MRAM) memory technology. The license agreement stipulated royalty payments capped at $1 million in the event that the Company was successful in generating commercial revenues from the sale of the licensing of its memory technology to third parties. To date the Company has not generated any commercial revenues from the exploitation of its memory technology. It decided in 2011 to suspend any further pursuit or development of its memory technology.

Currently, the Company is attempting to sell its intellectual property relating to its memory technology; to date, the Company has been unsuccessful in doing so. If the Company does realize proceeds on the sale of this asset it may have an obligation payable to the University of Toronto under the terms of its 2005 license agreement.

Operating leases:

We have operating lease commitments which expire in June 2017 for the real property lease of our corporate headquarters.

Other commitments:

None.

I. Contingencies:

A.	We have agreed to indemnify our directors and officers and certain of our employees in accordance with our By-laws. We maintain insurance policies that may provide coverage against certain claims.

B.	As described above, the Company could have obligations to the University of Toronto under the Revised License Agreement which it executed in 2005.

C.

In 2013 the Company recovered $181,780 of accounts payable balances, recorded in previous years, relating to third party vendors whose accounts the Company has disputed. The Company has concluded that these amounts are not payable. In the event it is determined that these amounts are payable the Company would incur these costs.

J. Translation of Foreign Currencies:

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

ITEM 6.             DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.             Directors and Executive Officers

The Directors and Executive Officers of Micromem as at February 18, 2014 are set forth below:

Name	Age	Position

Salvatore Fuda	79	Chairman of the Board of Directors
Joseph Fuda	52	President, Chief Executive Officer and Director
Dan Amadori	62	Chief Financial Officer
Steven Van Fleet	59	Director and President of MAST, Inc.
Andrew Brandt	75	Director
David Sharpless	63	Director
Larry Blue	57	Director
Oliver Nepomuceno	44	Director
Alex Dey	70	Director
Craig Carlson	58	Director

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

Steven Van Fleet has served as a technology consultant to a number of companies. He was the principal of the R&V Group LLC, an RFID business consulting and technology development company until 1996. Between 1999 and 2003 he served as Program Director for the Silent Commerce/Smart Packaging Initiative at International Paper Company. From January 1999 to November 1999, he was Program Director for Process and Product Uniformity and from March 1996 to December 1998 he was the Director for Control Systems Development at International Paper in Cincinnati, Ohio. He is also presently on the Board of Overseers for the Massachusetts Institute of Technology Auto ID Center. Mr. Van Fleet has been a director of Micromem since 2002 and has served as President of MAST since 2008.

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

Larry Blue is an independent consultant on emerging technologies. Previously he was the President of New Vision Display, Inc., responsible for Global Sales and Marketing. NVD was spun out of Multek Technologies Inc., a subsidiary of Flextronics, where he was a Vice President and General Manager of their Printed Electronics business. Previously he was President of Hi-G-Tek Inc. a privately-held technology company based in Maryland. Previously he was the Vice President and General Manager of Symbol Technologies Inc. Previously Mr. Blue had senior management roles with Hughes Network Systems and with IBM in Research Triangle Park. He has served as a Director of the Company since 2005.

Oliver Nepomuceno has served as a director of Micromem since June 26, 2006. He is a resident of Switzerland and continues to serve as a Financial Advisor with a private wealth management company located in Switzerland.

Alex Dey is a retired business man and was elected as a director on September 24, 2010. He was the sole proprietor of Alex Dey, Chartered Accountants until July 31, 2004.

Craig Carlson is the Managing Director of the Carlson Group LLC, an advisory group based in Boston Massachusetts serving the global automotive industry. Previously he was the CEO and Managing Director of S.I.Automotive LLC between 2003 - 2006. He was a senior vice president with Arthur D Little, a Global Management and Technology Consulting organization, between 1989-2003. Previously he was a district/zone manager with General Motors Corporation between 1977-1989. He joined the Micromem Board of Directors on December 1, 2013.

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

B. Compensation

	Annual Compensation			Long-Term Compensation

				Awards

	Fiscal	Salary	Bonus	Other Annual	Securities
Name and	Year	(US$)	(US$)	Compensation	Under Options
Principal Position				(US$)	Granted (#)
	2011	160,000	-	-	2,000,000[3]
Joseph Fuda	2012	190,000	-	-	30,000[1]
Chief Executive Officer	2013	318,000	-	-	-
	2011	150,000	-	-	1,000,000[3]
Salvatore Fuda,	2012	150,000	-	-	110,000[1]
Chairman of the Board of Directors	2013	147,000	-	-	140,000 [2]

Andrew Brandt	2011	-	-	-	350,000[3]
Director	2012	-	-	-	125,000[1]
	2013	-	-	-	140,000 [2]
David Sharpless	2011	-	-	-	450,000[3]
Director	2012	-	-	-	190,000[1]
	2013	-	-	-	140,000 [2]
Steven Van Fleet	2011	180,000	-	-	1,000,000[3]
Director and President of MAST, Inc.	2012	261,000	-	-	500,000[1]
	2013	231,000	-	-	140,000 [2]
Dan Amadori	2011	150,000	-	-	1,000,000[3]
Chief Financial Officer	2012	175,000	-	-	190,000[1]
	2013	180,000	-	-	140,000[2]
Larry Blue	2011	-	-	-	500,000[3]
Director	2012	-	-	-	190,000[1]
	2013	-	-	-	140,000[2]
Oliver Nepomuceno	2011	-	-	-	350,000[3]
Director	2012	-	-	-	190,000[1]
	2013	-	-	-	140,000[2]
Alex Dey	2011	-	-	-	225,000[3]
Director	2012	-	-	-	-
	2013	-	-	-	140,000[2]
Craig Carlson	2011	-	-	-	-
Director	2012	-	-	-	-
	2013	-	-	-	300,000[4]

Notes:

1.	Each option entitles the holder to purchase one common shares at a price of $0.35 per share prior to expiration in April 2017.
2.	Each option entitles the holder to purchase one common share at a price of $0.30-$0.27 CDN per share prior to expiration between January and September 2018.
3.	Each option entitles the holder to purchase one common share at a price of $0.20 per share prior to expiration in October 2016.
4.	Each option entitles the holder to purchase one common share at a price of $0.35 per share prior to expiration in October 2018.

Options are offered to directors, executive officers and employees to purchase our common shares at an exercise price equal to or above the market price for the common shares at the date that the options are granted. These options are approved by the Compensation Committee. None of the directors have agreements that provide for benefits upon termination of service.

In 2013, a total of 610,000 options were forfeited cancelled. In 2013 options were granted to directors, officers and employees as follows: in January 2013 a total of 1,090,000 options were granted at a price of $0.30; in September 2013, a total of 780,000 options were granted at a price of $0.27 per option; in October 2013, a total of 300,000 options were granted to a consultant at a rate of $0.35 per option.

In March 2012, 2,720,000 options were cancelled. In April 2012 a total of 2,000,000 options were granted to directors, officers and employees at an exercise price of $0.35 per option.

C. Board Practices:

All matters pertaining to our financing, contractual arrangements and Management and Director compensation are approved by the Board of Directors. The members of the Board of Directors are appointed to a one-year term at our Annual General Meeting.

Our Board of Directors meets on an as required basis during the fiscal year. In 2013 our Board of Directors met formally in February 2013. The Board was also convened informally as of each quarter end.

Our Audit Committee met on a quarterly basis during fiscal 2013 for the purpose of approving and recommending to the Board the quarterly financial statements and our yearend financial statements. In addition, our Audit Committee receives regular periodic reports from management.

Our Compensation Committee met informally as required in 2013 and met formally in October 2013. Our Compensation Committee approves Management and Director compensation and all stock option grants for recommendation to the Board of Directors.

Our Disclosure Committee met as required in 2013 to review our various press release disclosures and to monitor our general practices relating to our disclosure requirements.

Audit Committee

The Board of Directors has appointed an Audit Committee consisting of three independent directors. The members of the Audit Committee are Andrew Brandt, Oliver Nepomuceno and David Sharpless (Chairman), each of whom serves in such capacity until the Board of Directors’ next annual meeting. The Audit Committee is responsible for the integrity of our internal accounting and control systems. The committee receives and reviews our financial statements and makes recommendations thereon to the Board of Directors prior to its approval by the full Board of Directors. The Audit Committee communicates directly with our external auditors in order to discuss audit and related matters whenever appropriate. In 2013 the Audit Committee met formally on January 23, 2012, February 24, 2013 and October 1, 2013 and informally in June, 2013.

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

D.             Employees

We have six employees, three of which serve in a management capacity and three of which serve in an administrative capacity. This includes the Chief Executive Officer and President, the Chief Financial Officer and the President of MAST and three support staff, all (except for the President of MAST) of whom work from our executive offices in Toronto, Canada. All research and development is outsourced to third parties. We consider our relations with our employees to be satisfactory.

E.             Share Ownership

NAME	SHARES OWNED	OPTIONS HELD	OPTION EXERCISE PRICE	EXPIRATION DATE	% OF TOTAL [1]
Joseph Fuda Chief Executive Officer and Director	231,947	2,000,000 30,000	$0.20 $0.35	10/31/2016 04/10/2017	1.43% (2,261,947)
Salvatore Fuda Chairman of the Board of Directors and Director	5,198,501[2]	1,000,000 110,000 75,000 65,000	$0.20 $0.35 $0.30 $0.27	10/31/2016 04/10/2017 01/22/2.18 09/16/2018	4.10% (6,448,501)
Andrew Brandt Director	16,500	350,000 125,000 75,000 65,000	$0.20 $0.35 $0.30 $0.27	10/31/2016 04/10/2017 01/22/2.18 09/16/2018	0.40% (631,500)
David Sharpless Director	100,000	450,000 190,000 75,000 65,000	$0.20 $0.35 $0.30 $0.27	10/31/2016 04/10/2017 01/22/2018 09/16/2018	0.56% (880,000)
Steven Van Fleet Director and President of MAST, Inc.	-	1,000,000 500,000 75,000 65,000	$0.20 $0.35 0.30 $0.27	10/31/2016 4/15/2012 01/22/2.18 09/16/2018	1.00% (1,640,000)
Dan Amadori Chief Financial Officer	612,517[3]	1,000,000 190,000 75,000 65,000	$0.20 $0.35 $0.30 $0.27	10/31/2016 04/10/2017 01/22/2018 09/16/2018	1.20% (1,942,517)
Larry Blue Director	193,600	500,000 190,000 75,000 65,000	$0.20 $0.35 $0.30 $0.27	10/31/2016 04/10/2017 01/22/2018 09/16/2018	0.65% (1,023,600)
Oliver Nepomuceno Director	953,572	350,000 190,000 75,000 65,000	$0.20 $0.35 $0.30 $0.27	10/31/2016 04/10/2017 01/22/2018 09/16/2018	1.00% (1,633,572)
Alex Dey Director	693,425[4] -	125,000 100,000 75,000 65,000	$0.35 $0.20 $0.30 $0.27	04/5/2016 10/31/2016 01/22/2018 09/16/2018	0.67% (1,058,425)
Craig Carlson	-	300,000	$0.35	10/25/2018	0.02% (300,000)

[1]	Calculated based on shares owned plus options held as a percentage total of shares outstanding as of October 31, 2013, plus options held.
[2]	5,103,611 shares are held by a corporation wholly owned by a trust established for the benefit of members of Salvatore Fuda's family.
[3]	285,716 shares are held by a corporation controlled by Mr. Amadori.
[4]	254,863 shares are held by a corporation wholly owned by Mr. Dey.

ITEM 7.             MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders:

No shareholder holds greater than 5% of the common shares outstanding. As of the date of this Annual Report approximately 58% (94,832,406) of the issued and outstanding common shares are held by Canadian investors; approximately 21% (34,335,872) of the issued and outstanding shares are held by U.S. investors; and approximately 21% (34,335,871) are held by investors outside of Canada and the U.S.

B. Other Related Party Transactions:

The Company reports the following related party transactions:

(a)	Chairman: The Chairman receives cash compensation on a month to month basis calculated at an annual rate of $150,000 CDN.

In 2013 the Chairman was awarded a total of 140,000 stock options at an average price of $0.29 CDN per share (2012 - 100,000 stock options at an average price of $0.35 per share; 2011 – 1,000,000 stock options at an average price of $0.20 per share).

The total compensation paid to the Chairman during the year ended October 31 was $146,599 of cash compensation and $21,163 of stock based compensation (2012 - $149,565 of cash compensation and $ 23,697 of stock based compensation; 2011 - $152,326 of cash compensation and $118,038 of stock based compensation).

In August 2011 the Chairman converted $112,500 of compensation received to a unit private placement consisting of one common share and one common share purchase warrant. A total of 703,125 units were issued under this private placement.

(b)	Management and consulting fees:

Included in professional fees, other fees and salaries as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers and directors of the Company. The total compensation paid to such parties during the year ended October 31, 2013 was $729,369 (of which $202,820 was capitalized to deferred development costs) of cash compensation and $148,141 of stock based compensation (2012 - $625,831 of cash compensation and $352,225 of stock based compensation; 2011 - $494,806 (of which $90,000 was capitalized to intangible assets) of cash compensation and $678,721 of stock based compensation.

In 2013 these parties were awarded a total of 980,000 options at an average price of $0.29 CDN per share (2012 – 1,525,000 options at an average price of $0.35 per share; 2011 – 5,750,000 options at an average price of $0.20 per share)

In 2011 the Company assigned the promissory note receivable to an officer of the Company in conjunction with outstanding and unpaid fees due to that officer. During 2012, a total of $30,000 received from the borrower was paid directly to that officer under the assignment agreement. The balance owing to the officer of the Company at October 31, 2012 was $56,500, which was paid in fiscal 2013.

In February 2012 an officer subscribed for $50,000 as a Unit private placement consisting of one common share (at a price of $0.35 per share) and one common share purchase warrant (at a price of $0.44 per share). A total of 142,858 Units were subscribed for.

ITEM 8.             FINANCIAL INFORMATION

A.             Consolidated Statements and Other Financial Information

Our consolidated financial statements for the years ended October 31, 2013, 2012 and 2011 have been prepared in accordance with IFRS. Prior to 2011, the Company prepared consolidated financial statements in accordance with Canadian GAAP.

We have never paid a dividend on our securities. We do not anticipate paying dividends in the foreseeable future.

As of October 31, 2013 and as of February 19, 2014 there were no legal proceedings.

B.             Significant Changes

Since October 31, 2013 the Company has raised an additional $1,751,924 through Unit private placement financings and through the exercise of warrants. There has been no other significant change in our financial position since October 31, 2013. Additionally the bridge loan outstanding at October 31, 2013 was converted to common equity in January 2014.

ITEM 9.             THE OFFER AND LISTING

The table below sets forth the high and low sales prices for common shares in U.S. Dollars as reported for the periods specified. Our fiscal year ends October 31. Our common shares are traded in Canada on the CNSX under the symbol MRM.

Our common shares are traded in the United States and are quoted on the OTC Bulletin Board. The common shares are quoted under the symbol MMTIF.OTCBB.

Period	High	Low

Last six months:
February 2014	1.06	0.67
January 2014	1.45	0.75
December 2013	1.33	0.46
November 2013	0.52	0.44
October 2013	0.582	0.22
September 2013	0.22	0.18
Last eight quarters:
Q1 2014	1.45	0.44
Q4 2013	0.582	0.18
Q3 2013	0.22	0.16
Q2 2013	0.25	0.16
Q1 2013	0.20	0.14
Q4 2012	0.24	0.14
Q3 2012	0.33	0.14
Q2 2012	0.32	0.13
Last five years:
2013	1.33	0.16
2012	0.49	0.10
2011	0.34	0.07
2010	0.65	0.13
2009	1.75	0.13
2008	2.60	0.31

On February 14, 2014, the last reported sale price for our common shares on the OTC Bulletin Board was $0.85.

ITEM 10.             ADDITIONAL INFORMATION

A.             Share Capital

Our authorized capital consists of an unlimited number of common shares, of which 158,491,425 shares were issued and outstanding as of October 31, 2013, and 2,000,000 special, redeemable, voting preference shares, referred to herein as special shares, none of which were outstanding, as of October 31, 2013.

Additionally the Company has 11,475,000 stock options outstanding with a weighted average exercise price of $0.24 (2012: 9,915,000 options outstanding with a weighted average exercise price of $0.24) and a total of 29,761,012 outstanding warrants to acquire common shares with a weighted average exercise price of $0.28 (2012: 19,692,968 outstanding warrants with a weighted average exercise price of $0.27) .

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

The Articles of Incorporation provide for a minimum of three and a maximum of 12 directors. The Business Corporations Act (Ontario) prescribes that an offering corporation must have a minimum of three directors, at least twenty five percent (25%), or if they are less than 4, at least one of whom are Canadian residents and at least one third of whom are not officers or employees of us or our affiliates. The Board of Directors may, between annual shareholders meetings, appoint one or more additional directors to serve until the next annual shareholders meeting provided that the number of directors so added may not exceed by one-third (1/3) the number of directors required to have been elected at the last annual meeting of shareholders.

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

C.             Material Contracts

The Company originally negotiated employment contracts with its Chairman in 2005 and its senior management team in 2008.

In 2010 the Company entered into a month to month contract with its President and CFO at the expiration of the contract signed in 2008. These month to month arrangements continue at October 31, 2013.

In 2011 the Company entered into a month to month contract with the President of MAST at the expiration of the contract signed in 2008. This month to month arrangement continues at October 31, 2013.

In 2011 the Company entered into a month to month contract with its Chairman at the expiration of the contract signed in 2005. This month to month arrangement continues at October 31, 2013.

The total monthly commitment under these month to month arrangements is $56,333 at October 31, 2013.

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

The Canada-United States Income Tax Convention (1980) relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless:

the value of the shares is derived principally from "real property" in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production, the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by them when they ceased to be resident in Canada, or the shares formed part of the business property of a "permanent establishment" that the holder has or had in Canada within the 12 months preceding the disposition.

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

Dividends received by non-corporate US Holders may be subject to United States federal income tax at lower rates (generally 15%) than other types of ordinary income in taxable years beginning on or before December 31, 2013, if certain conditions are met. These conditions include neither the Company nor a Related Entity being classified as a PFIC (discussed below), the Company being a “qualified foreign corporation”, the US Holder's satisfaction of a holding period requirement, and the US Holder not treating the distribution as “investment income” for purposes of the investment interest deduction rules.

In the case of US Holders that are corporations, distributions from the Company generally are not eligible for the dividends received deduction.

Dispositions of Common Shares of the Company

Subject to the discussion below regarding PFICs, gain or loss, if any, realized by a US Holder on the sale or other disposition of common shares generally is subject to United States federal income taxation as capital gain or loss in an amount equal to the difference between the US Holder's adjusted tax basis in the common shares and the amount realized on the disposition. Net capital gain (i.e., capital gain in excess of capital loss) recognized by a non-corporate US Holder upon a sale or other disposition of common shares that have been held for more than one year is generally subject to a maximum United States federal income tax rate of 15% in taxable years beginning on or before December 31, 2013. Deductions for capital losses are subject to limitations.

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

PART II

ITEM 13.             DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.             MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.             CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, referred to herein as the “Exchange Act”) as of October 31, 2013. Based on management's evaluation in 2013, our Chief Executive Officer and Chief Financial Officer concluded that, as of October 31, 2013, our disclosure controls and procedures were effective in that they were designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in our reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Exchange Act Rule 13a-15(e) also states that disclosure controls and procedures are designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of Micromem’s internal control over financial reporting as of October 31, 2013. In making this assessment, they used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment the Chief Executive Officer and Chief Financial Officer have concluded that, as of October 31, 2013, our internal control over financial reporting were effective.

Changes in Internal Control Over Financial Reporting
No changes in our internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, occurred during the fiscal year ended October 31, 2013 that has materially affected or is reasonable likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C.    Principal Accountant Fees and Services

The following table presents fees for professional audit services rendered by our auditors for the audit of our consolidated financial statements for the years ended October 31, 2013 and 2012, and fees billed for other services rendered by our auditors including our offerings of securities and tax services.

	Fiscal 2013	Fiscal 2012

Audit Fees	$100,000	$121,000
Audit Related Fees	-	-
Tax Fees	5,000	5,000
All Other Fees	-	28,000

Audit Fees

In 2012, we paid a total of $121,000 to Collins Barrow Toronto LLP for audit services; in 2013 we paid a total of $100,000 to Collins Barrow Toronto LLP for audit services.

Audit Related Fees None Tax Fees

We paid $5,000 of tax-related fees for services in 2013 and $5,000 of tax-related fees in 2012 to Chiampou Travis Besaw & Kershner LLP.

All other fees

We paid $28,000 in 2012 to Collins Barrow Toronto LLP for services relating to our quarterly filings (2013: nil). Pre-approval policies The Audit Committee assesses and pre-approves all audit and non-audit services.

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

ITEM 18.      Financial Statements

Consolidated Financial Statements of

MICROMEM TECHNOLOGIES INC.

For the years ended October 31, 2013 and 2012

(Expressed in United States Dollars)

Collins Barrow Toronto LLP 11 King Street West Suite 700 Toronto, Ontario M5H 4C7 Canada T. 416.480.0160 F. 416.480.2646 www.collinsbarrow.com

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Micromem Technologies Inc.:

We have audited the accompanying consolidated financial statements of Micromem Technologies Inc. and its subsidiaries, which comprise the consolidated statements of financial position as at October 31, 2013 and October 31, 2012 and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended October 31, 2013, October 31, 2012 and October 31, 2011 and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Micromem Technologies Inc. and its subsidiaries as at October 31, 2013 and October 31, 2012, and its financial performance and its cash flows for the years ended October 31, 2013, October 31, 2012 and October 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which describes the material uncertainties that cast significant doubt about Micromem Technologies Inc.’s ability to continue as a going concern.

Chartered Accountants
Licensed Public Accountants
Toronto, Ontario
February 19, 2014

This office is independently owned and operated by Collins Barrow Toronto LLP The Collins Barrow trademarks are used under License.	1

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

1.	Reporting Entity and Nature of Business

2.	Going Concern

3.	Basis of Presentation

4.	Summary of Significant Accounting Policies

5.	New Standards and Interpretations Issued but not yet Adopted

6.	Fair Value Disclosures

7.	Capital Risk Management

8.	Promissory Note Receivable

9.	Property and Equipment

10.	Deferred Development Costs

11.	Intangible Assets and Patents

12.	Share Capital, Stock Options and Loss per Share

13.	Private Placements, Derivative Warrant Liability and Common Share Purchase Warrants

14.	Bridge Loans

15.	Contributed Surplus

16.	Income Taxes

17.	Expenses

18.	Management Compensation and Related Party Transactions

19.	Commitments

20.	Contingencies

21.	Financial Risk Management

22.	Segmented Information

23.	Subsequent Events

MICROMEM TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in United States dollars)

	October 31,	October 31,
	2013	2012

Assets
Current assets:
Cash	$821,283	$245,029
Deposits and other receivables	234,741	46,062
Promissory note receivable (Note 8)	-	-
	1,056,024	291,091

Property and equipment, net (Note 9)	13,998	5,787
Deferred development costs (Note 10)	928,077	718,163
Intangible assets, net (Note 11)	96,761	116,113
Patents, net (Note 11)	71,595	49,124
	$2,166,455	$1,180,278

Liabilities and Shareholders' Equity (Deficiency)
Current liabilities:
Bridge loans (Note 14)	$290,014	$442,934
Accounts payable and accrued liabilities	340,122	579,830
Derivative warrant liability (Note 13)	-	1,061,544
	$630,136	$2,084,308
Shareholders' Equity (Deficiency)
Share capital: (Note 12)
Authorized: 2,000,000 special preference shares, redeemable, voting Unlimited common shares without par value Issued and outstanding: 158,491,425 common shares (2012 - 136,430,555) (Note 12)	$57,755,613	$54,728,239
Equity component of bridge loans (Note 14)	1,557	1,557
Contributed surplus (Note 15)	32,822,327	26,634,177
Deficit	(89,043,178)	(82,268,003)
	1,536,319	(904,030)

	$2,166,455	$1,180,278

Going Concern (Note 2)
Related Party Transactions (Note 18)
Commitments (Note 19)
Contingencies (Note 20)
Subsequent Events (Note 23)

"Joseph Fuda" (Signed)
Joseph Fuda, Director

"David Sharpless" (Signed)
David Sharpless, Director

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
STATEMENTS OF CONSOLIDATED LOSS AND COMPREHENSIVE LOSS
(Expressed in United States dollars)
For the years ended October 31,

	2013	2012	2011

Costs and expenses (income):
Administration (Note 17)	$378,497	$694,617	$462,827
Professional, other fees and salaries (Note 17)	1,572,515	1,507,891	1,064,655
Stock based compensation (Note 12)	368,790	430,856	928,497
Research and development (recovery) (Note 17)	160,920	229,840	(75,896)
Forgiveness of debt	-	(42,004)	-
Travel and entertainment	210,852	150,924	91,885
Amortization of property and equipment (Note 9)	4,989	4,414	6,469
Amortization of intangible assets and patents (Note 11)	19,352	19,352	43,333
Foreign exchange loss	12,261	7,537	43,215
Write-down of patents (Note 11)	-	-	129,033
Recovery of promissory note receivable (Note 8)	-	(30,000)	(110,000)
Interest and other income	-	-	(963)
Loss from operations	2,728,176	2,973,427	2,583,055

Other Expenses
Adjustment for modification of conversion feature of bridge loans (Note 14)	-	-	185,564
(Gain) loss on revaluation of embedded derivatives (Note 14)	(40,750)	(176,899)	1,979
Warrants issued on debt settlement (Note 14)	-	306,061	-
Loss (Gain) on revaluations of derivative warrant liability (Note 13)	3,246,502	(1,327,524)	410,584

Net loss before income taxes	(5,933,928)	(1,775,065)	(3,181,182)

Income taxes (Note 16)	-	-	1,205

Net loss and comprehensive loss	$(5,933,928)	$(1,775,065)	$(3,182,387)

Loss per share - basic and diluted (Note 12)	$(0.04)	$(0.01)	$(0.03)

Weighted average number of shares (Note 12)	146,814,466	123,375,510	102,301,168

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)
For the years ended October 31,

	2013	2012	2011

Cash flows from operating activities:
Net loss	$(5,933,928)	$(1,775,065)	$(3,182,387)
Adjustments to reconcile loss for the period to net cash used in operating activities:
Amortization of intangible assets and patents	19,352	19,352	43,333
Amortization of property and equipment	4,989	4,414	6,469
Research and development	52,461	206,780	-
Accretion expense	19,381	187,671	12,447
Stock based compensation	368,790	430,856	928,497
Forgiveness of debt	-	(42,004)	-
(Decrease) increase in deposits and other receivables	(188,679)	(13,728)	69,729
Decrease in accounts payable and accrued liabilities	(63,433)	(393,896)	(58,756)
Loss (gain) on revaluation of derivative warrant liability	3,246,502	(1,327,524)	410,584
Adjustment for modification of conversion feature of bridge loans	-	-	185,564
(Gain) loss on revaluation of embedded derivatives	(40,750)	(176,899)	1,979
Warrants issued on debt settlement	-	306,061	-
Write-down of patents	-	-	129,033
Net cash used in operating activities	(2,515,315)	(2,573,982)	(1,453,508)

Cash flows from investing activities:
Purchase of property and equipment	(13,200)	-	-
Patents	(44,825)	(26,650)	(8,017)
Deferred development costs	(655,093)	(263,133)	(425,085)
Intangible assets	-	-	(135,465)
Recovery of deferred development costs	233,290	-	-
Net cash used in investing activities	(479,828)	(289,783)	(568,567)

Cash flows from financing activities:
Issuance of common shares	3,697,441	2,524,155	2,446,432
Bridge loans advances	-	714,359	496,813
Bridge loan repayments	(126,044)	(173,782)	(903,147)
Net cash provided by financing activities	3,571,397	3,064,732	2,040,098

Increase in cash	576,254	200,967	18,023

Cash, beginning of year	245,029	44,062	26,039

Cash, end of year	$821,283	$245,029	$44,062

Supplemental cash flow information:
Interest paid (classified in operating activities)	83,493	75,142	211,264
Income taxes paid	-	-	10,713

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
Consolidated Statements of Changes in Shareholders' Equity
(Expressed in United States dollars)

	Number of	Share capital	Contributed	Equity component of	Deficit	Total
	shares		surplus	of bridge loan

Balance as at November 01, 2010	95,324,511	$50,102,699	$24,498,736	$5,784	$(75,694,652)	$(1,087,433)

Private placement of units for cash	20,825,207	2,478,681	-			2,478,681
Financing costs		(32,247)	-			(32,247)
Stock based compensation (Note 12)	-	-	928,497	-	-	928,497
Warrants issued on private placements	-	(774,578)	254,311	-	-	(520,267)
Warrants extended (Note 13)	-	-	113,384	-	(293,020)	(179,636)
Modification of bridge loans			185,564			185,564
Equity portion of bridge loan	-	-	5,784	(5,784)	-	-
Net loss and comprehensive loss	-	-	-		(3,182,387)	(3,182,387)
Balance as at October 31, 2011	116,149,718	51,774,555	25,986,276	-	(79,170,059)	(1,409,228)

Private placement of units for cash (Note 13)	6,344,899	1,040,899				1,040,899
Financing costs		(16,457)				(16,457)
Stock based compensation (Note 12)	-	-	430,856	-	-	430,856
Warrants issued on private placements (Note 13)	-	(356,364)	66,997	-	-	(289,367)
Warrants extended (Note 13)	-	-	358,983	-	(1,322,879)	(963,896)
Warrants exercised (Note 13)	12,075,858	1,499,713	-	-	-	1,499,713
Fair value of warrants exercised	-	558,993	(208,935)	-	-	350,058
Equity portion of bridge loan (Note 14)	-	-	-	1,557	-	1,557
Shares issued on conversion of bridge loans (Note 14)	1,860,080	226,900	-	-	-	226,900
Net loss and comprehensive loss					(1,775,065)	(1,775,065)
Balance at October 31, 2012	136,430,555	54,728,239	26,634,177	1,557	(82,268,003)	(904,030)

Private placement of units for cash (Note 13)	16,106,957	2,910,532	-	-	-	2,910,532
Financing costs	-	(35,482)	-	-	-	(35,482)
Stock based compensation (Note 12)	-		368,790	-	-	368,790
Warrants issued on private placements (Note 13)	-	(863,863)	377,234	-	-	(486,629)
Warrants extended (Note 13)	-		264,938	-	(841,247)	(576,309)
Warrants exercised (Note 13)	5,953,913	822,391	-	-	-	822,391
Fair value of warrants exercised	-	193,796	(47,675)	-	-	146,121
Warrants modified (Note 13)	-		5,224,863	-	-	5,224,863
Net loss and comprehensive loss	-			-	(5,933,928)	(5,933,928)
Balance at October 31, 2013	158,491,425	$57,755,613	$32,822,327	$1,557	$(89,043,178)	$1,536,319

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

1.	REPORTING ENTITY AND NATURE OF BUSINESS

Micromem Technologies Inc. (“Micromem” or the “Company”) is a incorporated under the laws of the Province of Ontario, Canada. The principal business address of the Company is 121 Richmond Street West, Suite 304, Toronto, Ontario, Canada.

The Company develops, based upon proprietary technology, customized magnetic sensor applications for companies operating internationally in a variety industries. The Company has not generated commercial revenues through October 31, 2013 and is devoting substantially all its efforts securing commercial revenue opportunities.

These consolidated financial statements include the accounts of the Company and its wholly- owned subsidiaries:

(i)

Micromem Applied Sensors Technology, Inc. (“MAST”) incorporated in November 2007 and domiciled in Delaware, United States. MAST has the primary responsibility for the exploitation of the Company’s technologies in conjunction with various strategic partners and customers.

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

These consolidated financial statements were authorized for issuance and release by the Company’s Board of Directors on February 19, 2014.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

2.	GOING CONCERN

These consolidated financial statements have been prepared on the “going concern” basis in accordance with International Financial Reporting Standards (“IFRS”), which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are uncertainties related to conditions and events that cast doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. During the year ended October 31, 2013, the Company reported a loss from operations of $5,933,928 (2012 - $1,775,065; 2011 - $3,182,387) of which $3,670,725 (2012 - $391,293; 2011 - $1,717,906) of this loss are non-cash losses (2012 – gains; 2011 - losses) and negative cash flows from operations of $2,515,315 (2012 - $2,573,982; 2011 - $1,453,508). The Company’s working capital position as at October 31, 2013 is $425,888 (2012 – working capital deficiency of $1,793,217).

The Company’s success depends on the profitable commercialization of its proprietary magnetic sensor technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company’s planned operations through fiscal 2014; however, if the Company is not able to complete its financial plans and/or is not able to profitably commercialize its technology then there is doubt the Company can continue as a going concern. Accordingly, the financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

If the “going concern” assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used; in such cases, these adjustments could be material.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

3.	BASIS OF PRESENTATION

	a)	Statement of compliance:

These consolidated financial statements have been prepared in accordance with IFRS and its interpretations adopted by International Accounting Standards Board (“IASB”).

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

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

3.	BASIS OF PRESENTATION (Cont’d)

	d)	Use of estimates and judgments: (Cont’d)

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

iv)

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and carry-forward of unused tax assets and unused tax losses can be utilized. At October 31, 2013, the Company has assessed that it may not be probable that sufficient taxable profit will be available to use deferred income tax assets based on operating losses in prior years, therefore, there are no balances carried in the consolidated statements of financial position for such assets.

		v)	The Company applies judgment in assessing whether material uncertainties exist that would cause doubt as to the whether the Company could continue as a going concern.

		vi)	The Company applies judgment in assessing the functional currency of each entity consolidated in these financial statements.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

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

IFRS requires that the functional currency of each entity in the consolidated entity be determined separately in accordance with specific indicators and should be measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). As a result of an assessment of the primary indicators, management assessed the functional currency of the Comp+any and its subsidiaries to be U.S. dollar (“USD”). The consolidated financial statements of the Company are prepared and presented using the USD.

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

For the years ended October 31, 2013 and 2012

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

For the years ended October 31, 2013 and 2012

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

For the years ended October 31, 2013 and 2012

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	e)	Hybrid Financial Instruments:

Financial instruments with embedded derivative liabilities are accounted for as hybrid financial instruments. The Company has hybrid financial instruments when the embedded derivative conversion option right of the convertible notes gives the right to the holder to convert into common shares in Canadian dollars (“CDN”).

An embedded derivative is a feature within a contract, such that the cash flows associated with that feature behave in a similar fashion to a stand-alone derivative. An embedded derivative is separated from its host contract and accounted for as a derivative only when three criteria are satisfied:

•	When the economic risks and characteristics of the embedded derivatives are not closely related to those of the host contract;
•	A separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
•	The entire instrument is not measured at fair value with changes in fair value recognized in the income statement.

Subsequent to initial recognition, the embedded derivative component is re-measured each reporting period using the Black Scholes option-pricing model with the change in fair value recognized in statement of loss and comprehensive loss.

f)	Derivative Liability

The Company’s derivative financial instruments consist of derivative liabilities in relation to its share purchase warrants.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

f)	Derivative Liability (Cont’d)

	i)	Derivative Warrant Liability:

The Company has issued share purchase warrants in conjunction with private placements for the purchase of common shares of the Company. Until October 2013 (Note 14(b)), a number of these share purchase warrants were issued with an exercise price in CDN, rather than USD (the reporting and functional currency of the Company). Such share purchase warrants are considered to be derivative instruments and the Company is required to re-measure the fair value of these at each reporting date. The fair value of these CDN share purchase warrants are re-measured at each financial position date using the Black Scholes option-pricing model using the exchange rates at the financial position date and measured over their remaining life. Adjustments to the fair value of the derivative warrant liability as at the financial position date are recorded in the statement of loss and comprehensive loss as (gain) loss on revaluation of derivative warrant liability. Share purchase warrants that have expired or have been forfeited are adjusted to the statement of loss and comprehensive loss as (gain) loss on revaluation of derivative warrant liability.

Consideration received upon the exercise of warrants is credited to share capital and the related amount is transferred from contributed surplus (USD warrants) or derivative warrant liability (CDN warrants) to share capital.

	ii)	Conversion Feature of Bridge Loans

The conversion feature on the bridge loans allows the holder of the option to convert the outstanding principal and interest from time to time to common equity. The Company, using the Black Scholes option-pricing model, accounts for bridge loans as follows:

(ii.1)

At date of origination the bifurcation of the total balance of the loan as debt and equity is calculated. If the conversion feature of the bridge loan is in CDN there is no equity component, resulting in an embedded derivative. Accretion expense is recorded over the term of the loan.

(ii.2)

The total loan proceeds are allocated between the bridge loans and the related embedded derivative based on their relative fair value. The embedded derivative conversion feature is included under the bridge loans in the statement of financial position.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

f)	Derivative Liability (Cont’d)

(ii.3)	The conversion feature is revalued at the end of the reporting period and any adjustment is reflected in the statement of loss and comprehensive loss if the conversion feature is in CDN.

g)	Loan Impairment:

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

For the years ended October 31, 2013 and 2012

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	j)	Impairment of Long-lived Assets:

Long-lived assets consist of property and equipment, patents, intangible assets, and deferred development costs.

The carrying amounts of property and equipment, patents, intangible assets and deferred development costs, are reviewed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable When the carrying amount exceeds the estimated recoverable amount, the assets are written down to their recoverable amount.

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

For the years ended October 31, 2013 and 2012

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	k)	Research and Development Costs:

Research costs are expensed in the period incurred. Development costs are expensed as incurred unless they meet the criteria for deferral. Expenditures during the development phase are capitalized if the Company can demonstrate each of the following criteria: (i) the technical feasibility of completing the asset so that it will be available for use or sale, (ii) its intention to complete the asset and use or sell it, (iii) its ability to use or sell the asset, (iv) how the asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the asset, and (vi) its ability to measure reliably the expenditure attributable to the asset during its development; otherwise, these costs are expensed as incurred. Commencing in 2009, the Company determined that its continuing activities related to the application of its sensor technology to projects met the deferral criteria and, accordingly, these costs have been capitalized and are tested in each reporting period for recoverability. Development costs will be amortized on an appropriate basis at the time the Company enters commercial production.

Payments received from development partners on projects are recorded to deferred development costs as a recovery of cost incurred.

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

For the years ended October 31, 2013 and 2012

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

The fair value of stock options and warrants is determined by the Black Scholes option- pricing model with assumptions for risk free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the option or warrant issued. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of options that vest. In the event that vested stock options expire, previously recognized stock based compensation is not reversed. In the event that stock options are forfeited, previously recognized stock based compensation associated with the unvested portion of the stock options forfeited is reversed. The fair value of direct awards of stock is determined by the quoted market price of the Company’s stock.

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

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	o)	Income Taxes: (Cont’d)

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

For the years ended October 31, 2013 and 2012

5.	NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET ADOPTED

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for future accounting periods. The standard impacted that is applicable to the Company are as follows:

a)

IFRS 9 – Financial Instruments, was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39, Financial Instruments – Recognition and Measurement, for debt instruments with a new mixed measurement model having only two categories:

•	Amortized cost and
•	Fair value through profit and loss

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

The effective date of IFRS 9 is yet to be determined.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

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

This standard is required to be applied for accounting periods beginning on or after January 1, 2013.

c)

IFRS 11 – Joint Arrangements, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities—Nonmonetary Contributions by Venturers.

This standard is required to be applied for accounting periods beginning on or after January 1, 2013.

d)

IFRS 12 – Disclosure of Interests in Other Entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

This standard is required to be applied for accounting periods beginning on or after January 1, 2013.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

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

This standard is required to be applied for accounting periods beginning on or after January 1, 2013.

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

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, provided that IFRS 10, IFRS 11 and IFRS 12 are adopted at the same time.

The Company is currently assessing the impact of the above standards.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

6.	FAIR VALUE DISCLOSURES

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

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

7.	CAPITAL RISK MANAGEMENT

The Company’s objective when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Company includes equity, comprised of issued share capital, equity component of bridge loans, contributed surplus and deficit, in the definition of capital. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to further develop and market its technologies and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity and warrants or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended October 31, 2013.

8.	PROMISSORY NOTE RECEIVABLE

In April 2009, the Company advanced $200,000 to a private company incorporated in New Jersey, which, at that time, was also a strategic development partner of the Company. The Company and the private Company executed a promissory note with respect to the $200,000 advance stipulating the following terms and conditions:

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

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

8.	PROMISSORY NOTE RECEIVABLE (Cont’d)

At October 31, 2013 the gross balance outstanding was $121,958 including outstanding principal plus accrued interest and this amount has been fully reserved. The Company served notice to the private company that it was demanding payments under the terms of the promissory note and the security agreement and has received judgment in its favor during the year ended October 31, 2012. The Company continues to pursue collection of this fully reserved note.

	Gross	Net
Balance outstanding at November 01, 2010	$206,333	$5,000
Interest accrued	20,220	20,220
Reserved	-	(20,220)
Repayment	(115,000)	(115,000)
Recovery of reserved amount	-	110,000
Balance outstanding at October 31, 2011	$111,553	$-
Interest accrued	20,300	20,300
Reserved	-	(20,300)
Repayment	(30,000)	-
Balance outstanding at October 31, 2012	101,853	-
Interest accrued	20,105	20,105
Reserved	-	(20,105)
Repayment	-	-
Balance outstanding at October 31, 2013	$121,958	$-

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

9.	PROPERTY AND EQUIPMENT

	Computers	Furniture and	Total
		Equipment
Cost

At November 1, 2010	$40,734	$25,989	$66,723
Additions	-	-	-
Year ended October 31, 2011	$40,734	$25,989	$66,723

At November 1, 2011	$40,734	$25,989	$66,723
Additions	-	-	-
Year ended October 31, 2012	$40,734	$25,989	$66,723

At November 1, 2012	$40,734	25,989	$66,723
Additions	14,839	-	$14,839
Disposals	(6,360)	-	$(6,360)
Year ended October 31, 2013	$49,213	$25,989	$75,202

Accumulated amortization	Computers	Furniture and	Total
		Equipment
At November 1, 2010	$24,048	$25,989	$50,037
Amortization for the year	6,469	-	6,469
Impact of foreign exchange	16	-	16
Year ended October 31, 2011	$30,533	$25,989	$56,522

At November 1, 2011	$30,533	$25,989	$56,522
Amortization for the year	4,414	-	4,414
Year ended October 31, 2012	$34,947	$25,989	$60,936

At November 1, 2012	$34,947	25,989	$60,936
Amortization for the year	4,989	-	4,989
Adjustment for disposals/write off	(4,721)	-	(4,721)
Year ended October 31, 2013	$35,215	$25,989	$61,204

Net book value at October 31, 2011	$10,201	-	$10,201
Net book value at October 31, 2012	$5,787	-	$5,787
Net book value at October 31, 2013	$13,998	-	$13,998

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

10.	DEFERRED DEVELOPMENT COSTS

The breakdown of development costs that have been capitalized is as follows:

Cost

At November 1, 2011	$646,606
Additions	71,557
Year ended October 31, 2012	$718,163

At November 1, 2012	$718,163
Additions	677,445
Recovery of deferred development costs	(233,290)
Writedown of projects costs	(234,241)
Year ended October 31, 2013	$928,077

Additions to deferred development costs includes patent amortization of $22,354 (2012 - $15,204; 2011 - $Nil).

To date, the Company has recovered from its development partners a portion of the costs it has incurred as deferred development costs coincident with meeting milestones as stipulated in development contracts.

In 2013, the Company provided a reserve against deferred development costs previously incurred with respect to three development projects, reducing the carrying value in each case to a nominal amount. In each case, the Company has decided not to pursue these development projects.

11.	INTANGIBLE ASSETS AND PATENTS

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

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

11.	INTANGIBLE ASSETS AND PATENTS (Cont’d)

Intangible Assets
Cost
At November 1, 2010	$-
Additions	135,465
Year ended October 31, 2011	$135,465
At November 1, 2011	$135,465
Additions	-
Year ended October 31, 2012	$135,465
At November 1, 2012	$135,465
Additions	-
Year ended October 31, 2013	$135,465
Accumulated amortization
At November 1, 2010	$-
Amortization for the year	-
Year ended October 31, 2011	$-
At November 1, 2011	$-
Amortization for the year	19,352
Year ended October 31, 2012	$19,352
At November 1, 2012	$19,352
Amortization for the year	19,352
Year ended October 31, 2013	$38,704

Net book value at October 31, 2011	$135,465
Net book value at October 31, 2012	$116,113
Net book value at October 31, 2013	$96,761

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

11.	INTANGIBLE ASSETS AND PATENTS (cont’d)

Patents
Cost
At November 1, 2010	$230,294
Additions	8,017
Write-down	(175,614)
Year ended October 31, 2011	$62,697
At November 1, 2011	$62,697
Additions	26,650
Year ended October 31, 2012	$89,347
At November 1, 2012	$89,347
Additions	44,825
Year ended October 31, 2013	$134,172
Accumulated amortization
At November 1, 2010	$28,267
Amortization for the year	43,333
Write-down	(46,581)
Year ended October 31, 2011	$25,019
At November 1, 2011	$25,019
Amortization for the year	15,204
Year ended October 31, 2012	$40,223
At November 1, 2012	$40,223
Amortization for the year	22,354
Year ended October 31, 2013	$62,577
Net book value at October 31, 2011	$37,678
Net book value at October 31, 2012	$49,124
Net book value at October 31, 2013	$71,595

In the fiscal year ended October 31, 2011, the Company wrote-down the value of its patents by $129,033 relating to technology the Company has no immediate plans to develop.

Amortization for the years ended October 31, 2013 and 2012 was capitalized to deferred development costs. Amortization for the year ended October 31, 2011 was expensed.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

12.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE

a)	Share Capital

Authorized and outstanding:

The Company has two classes of shares as follows:

i)	Special redeemable voting preference shares, 2,000,000 authorized, none are issued and outstanding.

ii)	Common shares without par value – an unlimited number authorized.

	Number of	Amount
	Shares	$
Balance at November 1, 2011	116,149,718	$51,774,555

Private placement of units for cash (Note 13)	6,344,899	1,040,899
Warrants exercised	12,075,858	1,499,713
Warrants issued on private placements (Note 13)	-	(356,364)
Fair value of warrants exercised	-	558,993
Share issued on conversion of bridge loans (Note 14)	1,860,080	226,900
Financing costs	-	(16,457)
Balance at October 31, 2012	136,430,555	$54,728,239

Private placement of units for cash (Note 13)	16,106,957	2,910,532
Warrants exercised	5,953,913	822,391
Warrants issued on private placements (Note 13)	-	(863,863)
Fair value of warrants exercised	-	193,796
Financing costs	-	(35,482)

Balance at October 31, 2013	158,491,425	$57,755,613

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

12.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’d)

b)	Stock Options

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

A summary of the status of the Company’s fixed stock option plan through October 31, 2013 and changes during the periods is as follows:

	Options (000)	Weighted
		average
		exercise price
Outstanding, November 01, 2011	11,175	0.47
Granted	2,000	0.35
Expired	(540)	(0.44)
Forfeited	(2,720)	(1.20)
Outstanding, October 31, 2012	9,915	0.24
Granted	2,170	0.30
Expired	(315)	(0.55)
Forfeited	(295)	(0.23)
Outstanding, October 31, 2013	11,475	0.24

During the year ended October 31, 2013 the Company issued a total of 2,170,000 (2012 –2,000,000) stock options to officers and directors (1,120,000 (2012 – 1,525,000)), employees (750,000 (2012 – 475,000)) and consultants (300,000 (2012 – Nil)). The Company has the following stock options outstanding at October 31, 2013:

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

12.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’d)

b)	Stock Options (Cont’d)

				Weighted
				average
				remaining
				life
Date of issue	# Issued	Strike Price		(in years)	Expiry Date

April 5, 2011	125,000	0.35		2.4	April 5, 2016
October 31, 2011	7,275,000	0.20		3.0	October 31, 2016
April 10, 2012	1,905,000	0.35		3.4	April 10, 2017
January 22, 2013	1,090,000	0.30	CDN	4.2	January 22, 2018
September 16, 2013	780,000	0.27	CDN	4.9	September 16, 2018
October 17, 2013	300,000	0.35		5.0	October 17, 2018
	11,475,000

All outstanding options at October 31, 2013 are exercisable. In 2013, the Company recorded a total expense of $368,790 (2012 - $430,856; 2011 - $928,497) with respect to the issuance of options issued during the year, calculated in accordance with the Black Scholes option-pricing model.

In the absence of a reliable measurement of the services received from a consultant, the services have been measured at the fair value of the options granted.

The underlying assumptions in the Black Scholes option-pricing model were as follows:

	2013	2012	2011
Share price	$ 0.20 - 0.36	$ 0.30	$ 0.17 - 0.20
Volatility factor (based on historical volatility)	105% - 110%	99%	90% - 95%
Risk free interest rate	1.37% - 1.84%	1.31%	1.62% - 2.55%
Expected life	5 years	5 years	2 - 5 years
Dividend yield	0%	0%	0%
Forfeiture rate	0%	0%	0%

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

12.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’d)

	c)	Loss Per Share

The calculation of basic and diluted loss per share for the year ended October 31, 2013 was based on the loss attributable to common shareholders of $5,933,928 (2012 - $1,775,065; 2011 - $3,182,387) divided by the weighted average number of common shares outstanding of 146,814,466 (2012 – 123,375,510; 2011 - 102,301,168).

Diluted loss per share did not include the effect of 11,475,000 stock options and 29,761,012 warrants outstanding (Note 13(c)) and the potential conversion of bridge loans (Note 14) as they are anti-dilutive.

13.	PRIVATE PLACEMENTS, DERIVATIVE WARRANT LIABILITY AND COMMON SHARE PURCHASE WARRANTS

	a)	Private Placements

i)

In 2013 the Company completed a series of private placement financings with investors pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received gross proceeds $2,910,532 and issued a total of 16,106,957 (10,200,743 CDN; 5,906,214 US) common shares. 16,106,957 common share purchase warrants with an average price of $0.22 CDN; $0.27 USD were attached to the private placement completed during 2013. All warrants issued in 2013 have a 12 month term from issue date.

ii)

In 2012 the Company completed a series of private placement financings with investors pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received gross proceeds $1,040,899 and issued a total of 6,344,899 (5,397,400 CDN; 947,499 USD) common shares. 6,344,899 common share purchase warrants with an average price of $0.19 CDN; $0.27 USD were attached to the private placement completed during 2012. All warrants issued in 2012 had a 12 month term from issue date.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

13.	PRIVATE PLACEMENTS, DERIVATIVE WARRANT LIABILITY AND COMMON SHARE PURCHASE WARRANTS (Cont’d)

	a)	Private Placements (Cont’d)

iii)

In 2013 the Company extended the expiry dates on a total of 11,829,029 (7,315,808 CDN; 4,513,221 US) common share purchase warrants which would have otherwise expired in 2013. These warrants were extended for a period of 12 months in each case. The Company changed the strike price of 3,673,032 CDN of these warrants from $0.205 CDN to $0.215 CDN and the strike price remained unchanged for the balance of these warrants. The strike price remained unchanged for all other warrants ranging from $0.20 CDN to $0.80 CDN, $0.24 USD to $0.80 USD per warrant.

iv)

In 2012 the Company extended the expiry dates on a total of 15,267,087 (9,494,167 CDN; 5,772,920 US) common share purchase warrants which would have otherwise expired in 2012. These warrants were extended for a period of 6 to12 months in each case. The Company changed the strike price of 429,686 US of these warrants from $1.20 USD to $0.80 USD and the strike price of 1,666,667 CDN of these warrants from $0.15 CDN to $0.19 CDN. The strike price remained unchanged for all other warrants extended ranging from $0.12 CDN to $0.80 CDN; $0.15 USD to $0.80 USD per warrant.

v)

In 2011, the Company extended the expiry date of 7,928,432 (3,722,500 CDN; 4,203,932 US) common share purchase warrants which would have otherwise expired in 2011. These warrants were extended for a period of 6 to 12 months in each case. The strike price remained unchanged in each case, ranging from $0.20 CDN to $0.76 CDN; $0.24 USD to $1.20 USD.

vi)

The Company calculated the relative fair value of the share purchase warrants in accordance with the Black Scholes option-pricing model. The Company reported a total charge to share capital of $863,863 (2012 - $356,364) and an offsetting charge to contributed surplus of $377,234 (2012 - $66,997) for US dollar share purchase warrants issued and $486,629 (2012 - $289,367) to derivative warrants liability for CDN share purchase warrants issued.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

13.	PRIVATE PLACEMENTS, DERIVATIVE WARRANT LIABILITY AND COMMON SHARE PURCHASE WARRANTS (Cont’d)

a)	Private Placements (Cont’d)

The relative fair value of these share purchase warrants was estimated using the Black Scholes option-pricing model with the following assumptions:

	2013	2012
Share price	$0.17 - $0.58	$0.10 - $0.35
Volatility factor (based on historical volatility)	75 - 136%	107 - 156%
Risk free interest rate	0.97 - 1.09%	0.91 - 1.24%
Dividend yield	0%	0%
Expected life	1 year	1 year

The Company calculated the charge associated with the extension of warrants in accordance with the Black Scholes option-pricing model. The Company reported a total charge to deficit of $841,247 (2012 - $1,322,879; 2011 - $293,020) and an offsetting charge to contributed surplus of $264,938 (2012 - $358,983; 2011 - $113,384) for US dollar warrants extended and $576,309 (2012 - $963,896; 2011 – $179,636) to derivative warrant liability for Canadian warrants extended.

The incremental fair value of these warrants extended was estimated using the Black Scholes option-pricing model with the following assumptions:

	2013	2012	2011
Share price	$0.19 - $0.53	$0.12 - $0.30	$0.12 - $0.24
Volatility factor (based on historical volatility)	75 - 161%	109 - 144%	112 - 131%
Risk free interest rate	1.00 - 1.11%	0.91 - 1.14%	1.11 - 1.54%
Dividend yield	0%	0%	0%
Expected life	1 year	0.33-1.0 year	0.5-1.27 year

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

13.	PRIVATE PLACEMENTS, DERIVATIVE WARRANT LIABILITY AND COMMON SHARE PURCHASE WARRANTS (Cont’d)

b)	Derivative Warrant Liability

The following summarizes the change in derivative warrant liability:

	2013	2012	2011

Balance, beginning of year	$1,061,544	$1,178,691	$68,207
Fair value assigned in warrants in units issuances	486,629	289,367	520,265
Fair value assigned in warrants extended	576,309	963,896	179,635
Fair value assigned to warrants issued on settlement of debt (Note 14)	-	306,061	-
Fair value transferred to share capital for warrants exercised	(146,121)	(348,948)	-
Warrants modified	(5,224,863)	-	-
Loss (Gain) on revaluation of warrants	3,246,502	(1,327,523)	410,584
	$-	$1,061,544	$1,178,691

On October 28, 2013 the exercise price of all outstanding Canadian denominated warrants was converted from CDN to USD. As a result, these warrants are no longer considered a derivative warrants liability. These warrants were revalued on October 28, 2013 in the amount of $5,224,863 and this value was removed from derivative warrant liability and recorded to contributed surplus. Until October 28, 2013, the difference between the carrying amount of these CDN warrants and the revalued amount was recorded as loss on revaluation of derivative warrants liability in the amount of $3,246,502.

The derivative warrant liability was revalued at October 28, 2013 (2012 – October 31; 2011 – October 31) using the Black Scholes option-pricing model with the following assumptions:

	2013	2012	2011
Share price	$0.46	$0.21	$0.19
Volatility factor (based on historical volatility)	106 - 255%	81 - 153%	114 - 148%
Risk free interest rate	1.03 - 1.09%	1.01 - 1.03%	0.86 - 1.36%
Dividend yield	0%	0%	0%
Expected life	0.14 - 1.13 year	0.25 - 1 year	0.75 - 1 year

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

13.	PRIVATE PLACEMENTS, DERIVATIVE WARRANT LIABILITY AND COMMON SHARE PURCHASE WARRANTS (Cont’d)

c)	Share Purchase Warrants

		Weighted
		average	Proceeds
	Warrants	exercise price	Realized
Balance outstanding at October 31,2011	26,672,637	$0.23	-
Exercised	(12,075,858)	($0.12)	1,499,713
Expired	(3,108,792)	($0.15)	-
Granted	8,204,981	$0.19	-
Balance outstanding at October 31, 2012	19,692,968	$0.27	-
Exercised	(5,953,913)	($0.14)	822,391
Expired	(85,000)	($0.15)	-
Granted	16,106,957	$0.24	-
Balance outstanding at October 31, 2013	29,761,012	$0.28

The weighted average share price on the date of exercise was $0.22 (2012 - $0.23) .

14.	BRIDGE LOANS

(a)

On March 4, 2011 the Company secured a 180 day convertible bridge loan (“Loan 1”) from an arms’ length investor in the amount of $100,000 CDN. The interest rate on the loan was established at 2% per month (effective interest rate – 17%). The principal and interest of the loan was convertible at $0.20 CDN per share at the holder’s option. The Company provided 5,000 common share purchase warrants to acquire common shares at a strike price of $0.20 CDN per share. No value was assigned to these warrants as their value was nominal. The loan was originally due September 4, 2011. The loan was renegotiated and extended for an additional 90 days. The conversion price was revised to $0.15 CDN per share at the holder’s option. As a result of the change in conversion, a value of $26,997 was recorded to deficit with an offsetting charge to contributed surplus to reflect the value of the more favorable conversion feature in fiscal 2011. All other terms remained the same. This loan was repaid in the quarter ended January 31, 2012.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

14.	BRIDGE LOANS (Cont’d)

(b)

On December 2, 2011, the Company secured $285,000 CDN of bridge loans (“Loan 2”) from a group of arm’s length investors with maturities of six months. The loans are unsecured, bear interest at a rate of 2% per month (effective interest rate – 26%) and are convertible at the holder’s option at $0.12 USD per unit. Each unit upon conversion includes one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.12 USD. The term of the loan was extended on a month to month basis in July 2012. Subsequent to October 31, 2013, these loans were converted to equity (Note 23).

(c)

On January 12, 2012, the Company secured a $100,000 CDN bridge loan (“Loan 3”) from an arm’s length investor with a maturity date in six months. The loan is unsecured, bears interest at a rate of 2% per month (effective interest rate – 43%) and is convertible at the holder’s option at $0.10 CDN per unit. Each unit, upon conversion includes one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.12 CDN. This loan was converted in the quarter ended July 31, 2012 by issuing 1,120,000 common shares.

(d)

On February 7, 2012, the Company secured $204,000 CDN of bridge loans (“Loan 4”) from a group of arm’s length investors with maturities of six months. The loans are unsecured, bear interest at a rate of 2% per months (effective interest rate – 49%) and are convertible at the holders’ option at $0.12 CDN to $0.17 CDN per unit. Each unit upon conversion includes one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.15 CDN to $0.20 CDN. The term of the loan was extended on a month to month basis in July 2012. $94,805 of this loan was converted into 740,080 common shares and principal of $100,000 CDN was not repaid but rolled by the holder into a new loan (“Loan 5”).

(e)

On September 4, 2012, the Company secured $125,000 CDN of bridge loans (“Loan 5”) from a group of arm’s length investors with maturities of six months. The loans are unsecured, bear interest at a rate of 2% per month (effective interest rate – 32%) and are convertible at the holders’ option at $0.18 CDN per unit. Each unit, upon conversion, includes one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.22 CDN. This loan was repaid in the quarter ended April 30, 2013.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

14.	BRIDGE LOANS (Cont’d)

(f)

On March 31, 2010, the Company secured a 180 day convertible bridge loan (“Loan 6”) from an arm’s length investor in the amount of 4250,000 CDN. The interest rate on the loan was established at 4% per month (effective interest rate – 48%). The principal and interest of the loan was convertible at $0.55 USD per share at the holder’s option. The Company provided 12,500 common share purchase warrants to acquire common shares at a strike price of $0.50 USD per share. As a result, net proceeds of $220 were allocated to warrants. The loan was originally due in October 2010. At October 31, 2010, the note remained outstanding and interest was accrued at the stated rate of 4% per month compounded monthly. On December 17, 2010, the company renegotiated the loan, extending the terms to June 17, 2011 and bearing interest at 2% per month compounded monthly. An additional 20,000 common share purchase warrants were issued in conjunction with the renegotiation. No value was assigned to these warrants as their value was nominal. The conversion feature for this loan was reduced from $0.55 USD to $0.20 USD. As a result of the change in conversion, a value of $158,567 was recorded to deficit in fiscal 2011 with an offsetting charge to contributed surplus to reflect the value of the more favourable conversion feature.

On July 17, 2011, the Company renegotiated the loan, extending the terms to October 17, 2011 and bearing interest at 2% per month compounded monthly. An additional 20,000 common share purchase warrants were issued in conjunction with the renegotiation. No value was assigned to these warrants as their value was nominal. The conversion feature of this loan remained unchanged at $0.20 USD. The loan was repaid in October 2011.

This loan is not shown in the breakdown of bridge loans as it was repaid in fiscal 2011.

A breakdown of the outstanding bridge loans at October 31, 2012 is summarized as follows:

	Loan 1	Loan 2	Loan 3	Loan 4	Loan 5	Total

Loan (initial value)	77,238	284,514	52,747	104,099	81,194	599,792
Embedded derivative	25,138	-	44,776	99,828	44,850	214,592
Interest Accrued	18,495	62,403	11,767	24,606	4,816	122,087
Interest Paid	(12,318)	(56,903)	-	(12,063)	-	(81,284)
Accretion Expense	25,702	1,557	45,313	101,962	26,161	200,695
Gain on revaluation of embedded derivative	(25,138)	-	(44,776)	(99,828)	(4,101)	(173,843)
Equity Portion of Bridge Loan - Conversion Feature	-	(1,557)	-	-	-	(1,557)
(Gain) loss on settlement	708			(233)	-	475
Repayments	(109,825)	-	-	(117,075)	-	(226,900)
Conversion		-	(109,827)	(101,296)	-	(211,123)
Carrying value at October 31, 2012	-	290,014	-	-	152,920	442,934

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

14.	BRIDGE LOANS (Cont’d)

A breakdown of the outstanding bridge loans at October 31, 2013 is summarized as follows:

	Loan 2	Loan 5	Total

Loan (initial value)	284,514	81,194	365,708
Embedded derivative	-	44,850	44,850
Interest Accrued	130,686	15,209	145,895
Interest Paid	(125,186)	(15,209)	(140,395)
Accretion Expense	1,557	44,850	46,407
Gain on revaluation of embedded derivative	-	(44,850)	(44,850)
Equity Portion of Bridge Loan - Conversion Feature	(1,557)	-	(1,557)
Repayments	-	(126,044)	(126,044)
Carrying value at October 31, 2013	290,014	-	290,014

In fiscal 2013, no bridge loans were issued.

In fiscal 2012, the fair value of the embedded derivatives for which the conversion price is in CDN, was estimated on initial recognition using the Black Scholes option-pricing model with the following assumptions:

2012
Share price	$0.15 - $0.27
Volatility factor (based on historical volatility)	126 - 156%
Risk free interest rate	0.93 - 0.94%
Dividend yield	0%
Expected life	6 Months

The embedded derivative at October 31, 2012 was revalued for loans outstanding in which the conversion price is in CDN using the following underlying assumptions in the Black Scholes option-pricing model:

2012
Share price	$0.21
Volatility factor (based on historical volatility)	79%
Risk free interest rate	1.0%
Dividend yield	0%
Expected life	0.34 Years

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

14.	BRIDGE LOANS (Cont’d)

As Loan 5 was repaid during the year the embedded derivative recognized in fiscal 2012 of $44,850 was revalued to be nil at the time of repayment and a gain on revaluation of $40,750 (2012 – $176,899; 2011 – loss of $1,979) was recognized.

In the 2012 fiscal year, Loan 3 and a portion of Loan 4 were settled by the holder converting their amount outstanding with the Company issuing 1,860,080 common share with an assigned value of $226,900. As a result of the conversion, the holder received 1,860,080 common share purchase warrants exercisable at a price of $0.12- $0.20 CDN for a period of 1 year. These common share purchase warrants were valued at $306,061 using the Black Scholes option- pricing model with the following assumptions.

2012
Share price	$0.23 - $0.25
Volatility factor (based on historical volatility)	154 - 156%
Risk free interest rate	1.03 - 1.24%
Dividend yield	0%
Expected life	1 year

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

15.	CONTRIBUTED SURPLUS

Balance outstanding at November 01, 2011	$25,986,276

Stock based compensation expense relating to stock options issued (Note 12)	430,856
Common share purchase warrants
(a) Issued (Note 13)	66,997
(b) Extended (Note 13)	358,983
Fair value of warrants exercised	(208,935)
Balance at October 31, 2012	$26,634,177

Stock based compensation expense relating to stock options issued (Note 12)	368,790
Common share purchase warrants
(a) Issued (Note 13)	377,234
(b) Extended (Note 13)	264,938
Warrants modified (Note 13)	5,224,863
Fair value of warrants exercised	(47,675)
Balance at October 31, 2013	$32,822,327

16.	INCOME TAXES

(a)

The Company has non-capital losses of approximately $21.6 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. As of October 31, 2013 the tax losses expire as follows:

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

16.	INCOME TAXES (Cont’d)

		Other
	Canada	foreign	Total
2014	$977,818	-	$977,818
2015	3,079,475	-	3,079,475
2022	-	7,301	7,301
2023	-	9,667	9,667
2025	-	14,471	14,471
2026	2,303,792	5,254	2,309,046
2027	1,937,308	3,459	1,940,767
2028	10,045	55,519	65,564
2029	1,985,484	463,610	2,449,094
2030	2,678,936	1,886,778	4,565,714
2031	1,613,975	48,808	1,662,783
2032	1,788,704	333,962	2,122,666
2033	2,197,482	235,583	2,433,065
	$18,573,019	$3,064,412	$21,637,431

In addition the Company has available capital loss carry forwards of approximately $1.6 million to reduce future taxable capital gains, the benefit of which has not been recognized in these consolidated financial statements. These losses carry forward indefinitely.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

16.	INCOME TAXES (Cont’d)

(b)

Deferred income taxes reflect the net tax effect of temporary differences between carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows.

	2013	2012	2011

Non-capital losses and other	$6,334,982	$5,877,761	$4,959,149
Capital losses	212,386	221,578	210,319
Property, equipment, intangibles, patents and deferred development costs and other	1,926,689	1,988,956	1,898,201
Share issue costs	15,641	21,497	28,788
	8,489,698	8,109,792	7,096,457
Deferred tax assets not recognized	(8,489,698)	(8,109,792)	(7,096,457)
	$-	$-	$-

(c)	The reconciliation of income tax attribute to continuing operation computed at the statutory tax rates to income tax expense is as follows:

	2013	2012	2011

Loss before income taxes	$(5,933,928)	$(1,775,065)	$(3,181,182)
Statutory rate	26.50%	26.50%	28.53%

Expected income tax recovery	(1,572,491)	(470,392)	(907,591)
Effect on income taxes of unrecognized future income tax assets relating to deductible temporary defferences on:
Non-deductible expenses and other items	888,557	(148,207)	439,774
Share issue costs and other	(4,361)	(4,361)	(8,062)
Effect of exchange rate on deferred tax assets carried forward from previous years	324,880	3,071	(183,451)
Change in deferred income tax rates and other	(16,491)	(393,446)	(181,726)
Change in deferred tax assets not recognized	379,906	1,013,335	842,261
	$-	$-	$1,205

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

17.	EXPENSES

Administration
The components of general and administration expenses are as follows:

	2013	2012	2011

General and administrative	$53,494	$66,651	$25,988
Rent and occupancy cost	84,179	108,193	60,396
Bad debt expense	19,954	21,586	67,049
Interest income	(19,954)	(20,300)	(20,220)
Interest expense	78,677	106,442	139,732
Accretion expense	19,381	187,671	12,447
Office insurance	61,211	65,394	78,246
Telephone	17,272	17,380	18,741
Investor relations, listing and filing fees	64,283	141,600	80,448
	$378,497	$694,617	$462,827

Professional, other fees and salaries
The components of professional, other fees and salaries expenses are as follows:

	2013	2012	2011

Professional fees	$311,330	$183,021	$173,217
Consulting fees	818,107	917,420	467,132
Salaries and benefits	443,078	407,450	424,306
	$1,572,515	$1,507,891	$1,064,655

Research and development
The components of research and development expenses are as follows:

	2013	2012	2011
Project expenses incurred (recovered)	$(73,321)	$229,840	$(75,896)
Write-down of deferred development
costs on specific projects	234,241	-	-

	$160,920	$229,840	$(75,896)

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

18.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS

The Company reports the following related party transactions:

	(a)	Chairman: The Chairman receives cash compensation on a month to month basis calculated at an annual rate of $150,000 CDN.

In 2013 the Chairman was awarded a total of 140,000 stock options at an average price of $0.29 CDN per share (2012 - 100,000 stock options at an average price of $0.35 per share; 2011 – 1,000,000 stock options at an average price of $0.20 per share).

The total compensation paid to the Chairman during the year ended October 31 was $146,599 of cash compensation and $21,163 of stock based compensation (2012 - $149,565 of cash compensation and $ 23,697 of stock based compensation; 2011 - $152,326 of cash compensation and $118,038 of stock based compensation).

In August 2011 the Chairman converted $112,500 of compensation received to a unit private placement consisting of one common share and one common share purchase warrant. A total of 703,125 units were issued under this private placement.

	(b)	Management and consulting fees:

Included in professional fees, other fees and salaries as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers and directors of the Company. The total compensation paid to such parties during the year ended October 31, 2013 was $729,369 (of which $202,820 was capitalized to deferred development costs) of cash compensation and $148,141 of stock based compensation (2012 - $625,831 of cash compensation and $352,225 of stock based compensation; 2011 - $494,806 (of which $90,000 was capitalized to intangible assets) of cash compensation and $678,721 of stock based compensation.

In 2013 these parties were awarded a total of 980,000 options at an average price of $0.29 CDN per share (2012 – 1,525,000 options at an average price of $0.35 per share; 2011 – 5,750,000 options at an average price of $0.20 per share)

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

18.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS (Cont’d)

(b)	Management and consulting fees (Cont’d):

In 2011 the Company assigned the promissory note receivable (Note 8) to an officer of the Company in conjunction with outstanding and unpaid fees due to that officer. During 2012, a total of $30,000 received from the borrower was paid directly to that officer under the assignment agreement. The balance owing to the officer of the Company at October 31, 2012 was $56,500, which was paid in fiscal 2013.

In February 2012 an officer subscribed for $50,000 as a Unit private placement consisting of one common share (at a price of $0.35 per share) and one common share purchase warrant (at a price of $0.44 per share). A total of 142,858 Units were subscribed for.

19.	COMMITMENTS

The Company secured new leased premises in June 2012. The lease term is for 5 years and stipulates base monthly rental expenses of $3,800 CDN. Lease commitments are as follows – commitments less than one year of $44,000; commitment between years 2-5 of $121,000.

20.	CONTINGENCIES

	(a)	Legal matters:

There are currently no legal matters outstanding to which the Company is a party. The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company’s by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

	(b)	License agreement:

The Company executed a license agreement with the University of Toronto in 2005 relating to research work completed on its (MRAM) memory technology. The license agreement stipulated royalty payments capped at $1 million in the event that the Company was successful in generating commercial revenues from the sale of the licensing of its memory technology to third parties. To date the Company has not generated any commercial revenues from the exploitation of its memory technology. It decided in 2011 to suspend any further pursuit or development of its memory technology.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

20.	CONTINGENCIES (Cont’d)

	(b)	License agreement: (Cont’d)

Currently, the Company is attempting to sell off the related patent portfolio; to date the Company has been unsuccessful in doing so. If the Company does realize proceeds on the sale of these related patents it may have an obligation payable to the University of Toronto under the terms of its 2005 license agreement.

	(c)	Accounts payable:

In 2013, the Company recovered $181,780 of accounts payable balances, recorded in previous years, relating to third party vendors whose accounts the Company has disputed. The Company has concluded that these amounts are not payable. In the event it is determined that these amounts are payable the Company would incur these costs.

21.	FINANCIAL RISK MANAGEMENT

	(a)	Financial Risk Management

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

The Company currently incurs expenses in Canadian dollars. The total monetary financial instruments are in a net positive position. Management monitors the Canadian position of these monetary financial instruments on a periodic basis throughout the course of the year.

The consolidated financial statements include balances that are denominated in Canadian dollars as follows:

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

21.	FINANCIAL RISK MANAGEMENT

(b)	Market Risk: (Cont’d)

i.	Foreign Exchange Risk: (Cont’d)

	2013	2012

Cash	$461,727	$263,383
Deposits and other receivables	49,477	46,016
Accounts payable and accrued liabilities	210,827	267,098
Bridge loan	-	159,902

ii.	Foreign Exchange Risk:

A 10% strengthening of the US dollar against the Canadian dollar would have decreased the equity by $30,037 (2012 – increased the equity by $10,695) due to a reduction in the value of net liability balance. A 10% weakening of the US dollar against the Canadian dollar at October 31, 2013 would have had the equal but opposite effect.

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

The Company is not exposed to interest price risk on its interest bearing bridge loans as the interest rate is fixed.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

21.	FINANCIAL RISK MANAGEMENT (Cont’d)

	(c)	Liquidity Risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.

The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures.

All financial liabilities are due within 1 year from the balance sheet at October 31, 2013.

	(d)	Credit Risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and deposits and other receivables. The carrying amount of financial assets represents maximum credit exposure.

As at October 31, 2013, the Company reports working capital of $425,888 and has certain financial commitments (Note 19), the majority of which are due within one year. It must continue to raise financing in order to meet its current obligations.

22.	SEGMENTED INFORMATION

There is one operating segment of the business being the development and commercialization efforts with respect to the Company's proprietary memory and sensor applications. Currently, the predominant market segment that the Company is pursuing is the North American market for such technology.

Geographic information – Non-current assets

	2013	2012
Canada	$415,533	$665,430
United States	694,898	223,757

	$1,110,431	$889,187

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

23.	SUBSEQUENT EVENTS

The Company reports the following as subsequent events:

i)	The Company realized proceeds of $1,751,924 from the exercise of a total of 7,133,354 common share purchase warrants previously issued.

ii)

The Company extended the expiry dates of a total of 1,105,026 common share purchase warrants. These warrants were extended for a period of 6 months in each case. The strike price was changed from $0.41 and $0.45 to $0.50 in each case. These warrants would have otherwise expired in November 2013.

iii)	The Company announced an initial development contract with a strategic partner in the amount of $5.4 million, tied to development milestones.

iv)

The bridge loan that was reported at October 31, 2013, in the amount of $290,014, has since been converted in 2,517,501 equity units. Each unit consists of one common share and one common share purchase warrant. The warrants have a strike price of $0.12 per common share and will expire on January 27, 2015 if not exercised by that date.

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

42

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

Dated: February 19, 2014

43