Form 20-F
period 2014-10-31
MICROMEM TECHNOLOGIES INC
filed 2015-03-02
CIK 1085921

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended October 31, 2014
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
188,436,724 Common Shares

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
Item 17 [   ]     Item 18 [   ]

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

ITEM 2.             OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.             KEY INFORMATION

A.             Selected Financial Data

Fiscal Years 2014, 2013, 2012 and 2011

The following table sets forth our selected consolidated financial data in United States dollars as of and for each of the fiscal years ended October 31, 2014, October 31, 2013, October 31, 2012 and October 31, 2011. The selected consolidated financial data has been derived from our audited consolidated financial statements. All information contained in the following table should be read in conjunction with our audited consolidated audited financial statements and the notes thereto in “Item 18-Financial Statements” and "Item 5 - Operating and Financial Review and Prospects” included elsewhere in this Annual Report on Form 20-F.

Our consolidated financial statements for the years ended October 31, 2014, 2013, 2012 and 2011 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Previously the Company prepared consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

International Financial Reporting Standards

Selected balance sheet information
(all amounts in U.S. dollars)
	2014	2013	2012	2011
Working capital (deficiency)	$1,034,921	$425,888	($1,793,217)	($2,239,178)
Capital Assets	21,483	13,998	5,787	10 ,201
Total Assets	5,636,605	2,166,455	1,180,278	906,346
Capital Stock	70,802,776	57,755,613	54,728,239	51,774,555
Shareholders' equity (deficiency)	4,862,773	1,536,319	(904,030)	(1,409,228)

Selected statement of operations and deficit information

(all amounts in U.S. dollars)
	2014	2013	2012	2011
Interest and other income	-	-	-	$963
Research and development expenses	703,671	160,920	229,840	(75,896)
General and administrative and other expenses	3,081,947	2,198,466	2,618,792	1,916,981
(Gain) Loss on revaluation of embedded derivatives (1)	-	3,205,752	(1,504,423)	412,563
Stock compensation expense (2)	379,253	368,790	430,856	928,497
Loss before income taxes	(4,164,871)	(5,933,928)	(1,775,065)	(3,181,182)
Provision for income taxes (recovery)	-	-	-	1,205
Net loss	(4,164,871)	(5,933,928)	(1,775,065)	3,182,387
Loss per share-basic and diluted	(0.02)	(0.04)	(0.01)	(0.03)
Weighted average number of basic and diluted shares	171,534,969	146,814,466	123,375,510	102,301,168
Dividends	-	-	-	-

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

Fiscal Year 2010

The following table sets forth our selected consolidated financial data in United States dollars as of and for the fiscal year ended October 31, 2010. The selected consolidated financial data has been derived from our audited consolidated financial statements. These consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from the principles the Company would have followed had it consolidated financial statements been prepared in accordance with U.S. GAAP. The selected consolidated financial information in the IFRS chart above should not be compared to the information in the Canadian GAAP table below as the information was prepared using different financial reporting standards.

Canadian GAAP

Selected balance sheet information
(all amounts in U.S. dollars)
2010
Working capital (deficiency)	($1,459,460)
Capital Assets	16,686
Total Assets	568,336
Capital Stock	50,102,699
Shareholders' equity (deficiency)	(1,019,226)

Selected statement of operations and deficit information
(all amounts in U.S. dollars)
2010
Interest and other income	$22,886
Research and development expenses	(106,007)

General and administrative and other expenses	4,699,208

Stock compensation expense	95,038
Loss before income taxes	(4,665,353)
Provision for income taxes (recovery)	9,508
Net loss	(4,674,861)
Loss per share-basic and diluted	(0.05)
Weighted average number of basic and diluted shares	92,225,645
Dividends	-

Reconciliation between Canadian GAAP and U.S. GAAP:

Canadian GAAP conforms in all material respects with U.S. GAAP except for how the Company has accounted for development expenditures reported in the fiscal year ended October 31, 2010.

Currency and Exchange Rates

Our financial statements are all expressed in United States dollars. All other financial data appearing in this Form 20-F are expressed in United States dollars with the exception of certain limited cases when reference is made to instruments denominated in Canadian dollars (“CDN $”).

Transactions that were conducted in Canadian dollars or other foreign currencies have been converted into United States dollars using the 3 month average rate of exchange per quarter which rate approximates the rate of exchange prevailing at the date of such transactions. Monetary assets and liabilities denominated in Canadian dollars or other foreign currencies but expressed in this Form 20-F in United States dollars have been converted into United States dollars at the rate of exchange prevailing on the date of the applicable financial statement. Non monetary assets and liabilities denominated in Canadian dollars but expressed in this Form 20-F in United States dollars have been converted into US dollars at the historical exchange rate at the date of the transaction.

The following table sets forth, for the periods indicated, the high, low, end of period and average for period noon buying rates as published by the Bank of Canada, as expressed in the amount of U.S. Dollars equal to one Canadian dollar.

	2014	2013	2012	2011	2010
High for period	0.9422	1.0164	1.0281	1.0583	1.0039
Low for period	0.8589	0.9348	0.9783	0.9430	0.9278
End of period	0.8620	0.9402	0.9872	1.0079	0.9885
Average for period	0.9054	0.9710	1.0046	1.0139	0.9640

The following table sets forth, for each period indicated, the high and low exchange rates for United States dollars expressed in Canadian dollars on the last day of each month during such period, based on the Noon Buying Rate.

	February	March	April	May	June	July
	2014	2014	2014	2014	2014	2014
High	1.1148	1.1057	1.0980	1.0870	1.0697	1.0930
Low	1.1040	1.1002	1.0943	1.0828	1.0646	1.0877

	August	September	October	November	December	January
	2014	2014	2014	2014	2014	2015
High	1.0876	1.1219	1.1332	1.1444	1.1607	1.28
Low	1.0810	1.1157	1.1186	1.1360	1.1565	1.2654

On February 25, 2015 the noon buying rate for one Canadian dollar, as quoted by the Bank of Canada, was CDN $.1.2419 = U.S. $1.00.

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

At October 31, 2014 we had $935,987 cash on hand and our current monthly cash expenses were approximately $175,000. Our working capital position is $1,034,921 at October 31, 2014. Subsequent to October 31, 2014, through to the date of the filing of this Annual Report on Form 20-F, we have raised an additional $565,714 through the exercise of warrants. Additionally, we collected $1,392,978 from development partners with respect to our ongoing joint product development projects with our existing customers.

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

We continued to develop applications of our magnetic sensor technology in 2014 working with our technical advisors, and our strategic development partners. We are pursuing joint development agreements with potential strategic partners with the expectation that we will jointly develop sensor applications for use by these potential strategic partners. We believe that these current initiatives will result in revenues and cash flow to the Company in the future but there can be no assurance when and if such revenues will be achieved.

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

Additionally our ability to compete successfully will depend on elements outside of our control, including the rate at which customers incorporate our technology into their products, the success of such customers in selling those products, our protection of our intellectual property, the number, nature and success of our competitors and their product introductions and general market and economic conditions. Our success will depend on our ability to protect our intellectual property, to develop, introduce, and license or sell in a timely manner our technology or products incorporating our technology and to compete effectively on the basis of factors such as speed, density, die size and power consumption.

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

Our shareholders may be unable to sell a significant number of our common shares on the OTC QX without a significant reduction in the market price of the shares.

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

To date, Micromem has funded virtually all of our research and development. Our main priority is to provide customers with sensor based platform solutions that address their difficult business problems. A recent study by NineSigma states that less than 3% of the Fortune 1000 global companies admit that they have sufficient in house talent and knowledge to be able to take advantage of technologies that can help them improve their business. Our sensor platform solutions address three primary areas of creating value for our clients:

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

B.             Business Overview

Prior to 2008 we were engaged in the development of memory technology. We deemphasized these continued efforts at that time and ceased all such activity by 2011. We have been actively developing our sensor technology platforms for multiple commercial applications since 2008. Our technology combines the use of microelectromechanical systems (MEMS) and nanoelectromechanical systems (NEMS) for our sensor platforms.

Profile at October 31, 2014

The Company conceives of, designs and engineers, creates, develops and delivers extremely unique sensor solutions to our clients. These sensor solutions are very small, typically employing MEMS or NEMS feature size technology. These sensor solutions are precisely driven by client requirements, typically addressing a difficult business and/or process problem. The solution typically involves integrating multiple different sensor modalities, seen in disparate market segments, different from the target client use, that addresses the client’s needs. Due to the extremely small size, the final form factor allows our solutions to be deployed throughout the application space, in heretofore inaccessible ruggedized environments. The Company’s approach is to take advantage of the revenue opportunity associated with the projected trillion-sensor market.

Product Development Process

In 2014, the Company substantially advanced our client driven product development activity, taking advantage of our knowledge from previous years and leveraging the rapidly changing advances in the MEMS/NEMS technology landscape. The Company generally enters into Joint Product Development Agreements with our clients and follows these stages through to commercialization:

1.	Our clients provide a list of “grand challenges”, ie. serious business and process challenges that are affecting their business and also impacting the larger market segment in which they operate.

2.

The Company reaches out to its global network of resources, leading experts in the various technology domains. Through this resource network, we are able to bring the world’s best domain experts to the client. This reduces the client’s perceived risk of moving forward with capital expenditures.

3.	The Company performs a patent analysis and freedom to commercially operate analysis in the problem space.

4.	The Company will solicit third party validation of our proposed solution to assess the potential market and revenue opportunity for the Company.

5.	If this analysis indicates good fundamentals, the Company proceeds with presenting the proposed product development solution to the client.

6.

The Company will fund the initial costs of facilitating a Proof of Concept demonstration given that, upon successfully meeting that goal, the client participates in the follow-on development costs. The Company product development proposal to the client indicates the specific funding responsibility the client has in testing the product in the targeted environment, and in deriving revenue to the client through deployment of the solution into their business.

7.	The typical phases of the Company product development process are:

	a.	Proof of Concept demonstration: a quick phase designed to demonstrate to the client that the proposed technology will perform as anticipated.

	b.	Engineering Prototype and Extended Test: Product development is refined, engineered and made more robust. The client then places the product into the field for an extended evaluation.

	c.	Pre-Manufacturing Prototype: Based on the client’s initial field test evaluation, changes, if any, are made to the product and it is prepared for manufacturing.

d.

Manufacturing: The client provides a formal purchase order for initial manufactured product to be permanently deployed in their business and/or process. To date, no products have reached the manufacturing stage.

e.

Commercialization: Establishment of manufacturing partners, licensing and/or sale of the product to others well suited to take advantage of the global market opportunity. To date, no products have been successfully commercialized, licensed or sold to third parties.

The Company’s expertise is in rapidly completing the Proof of Concept demonstration. What used to take several months or initially several years can now be completed in a much shorter timeframe given the experience that the Company has developed over the past five years.

The joint development process is built upon protecting our intellectual property in every product development undertaken. The client routinely participates in the patenting process and the resultant patent is collaborative and hence protects both the Company’s intellectual property rights in the product and our client’s interest to use the product within their business space.

To date the Company has advanced its current client development projects to stages 7(a) – 7(c) above. It has not yet successfully commercialized products to the stage where it can realize its goal of securing long term annuity-like revenue streams from royalty and licensing agreements.

Product Portfolio

The following is a summary of the products for which the Company has been engaged and which are in the various stages of the product development process described above:

1.

Nanoparticle Detector Platform: Joint product development was initially contracted to by Saudi Aramco and the proof of concept has been approved by the client. The detector platform is capable of detecting magnetic nanoparticles in a flowing oil stream at concentrations as low as 100 parts per trillion. The next steps will be to deliver manufactured versions to oil company laboratories.

In a parallel product development MAST has begun work on ruggedizing the nanoparticle detector platform so that it can be installed and operated directly on an oil well.

The Company anticipates up to $2.0 million in client funding in fiscal year 2015 associated with field ruggedization, although there can be no assurances that it will generate any such revenues.

The Company has filed provisional patents with the United States Patent and Trademark office (“USPTO”) for this product.

2.

Magnetic Nanoparticle Interwell Tracers: In 2013 the Company began to work with Chevron Energy Company to develop and test fluorescent magnetic nanoparticles capable of behaving in a conservative manner in the application of interwell tracers. The product development initial phase was successfully completed. The Company suggested a parallel product development program aimed at detecting existing interwell tracer chemicals in the field with on well real time detection platform technology.

The Company has filed provisional patents with the USPTO for this product.

3.

In Line Real Time Interwell Tracer Detection Platform: In 2014 the Company executed a Joint Product Development Agreement with Chevron Energy Company to develop a well head real time detection platform for the detection of existing interwell tracer chemicals to measurement levels of 300 parts per trillion. The Company has obtained an exclusive license of the base line cavity ring down technology from Entanglement Technologies Inc., for use in interwell tracer detection applications.This work will progress with a laboratory demonstration of the Company’s ability to differentiate between 8-9 interwell tracers simultaneously. This will be followed by an in-field demonstration and ultimately, if successful, possible deployment of the platform throughout the client organization.

The Company has filed provisional patents with the USPTO for this product.

The Company has received $704,478 of funding from the client to date and anticipates up to an additional $2.3 million in client funding in fiscal year 2015 associated with field-testing, followed by $23 million in deployment revenue thereafter, although there can be no assurances that the Company will receive such additional funding/revenue.

4.

IntelliboltTM Automotive Oil Pan Plug Sensor Suite: In 2014, the Company negotiated an exclusive agreement with Flextronics to commercialize, test, manufacture and market the Company’s patented oil pan plug sensor suite to automotive OEMS. The initial licensing agreement calls for the Company to receive an estimated $18 million if and when the initial deployment occurs, in 2016 – 2017, although there can be no assurances that the product will be deployed or that the Company will receiving any related revenues.

In 2014, one of the Company’s six provisional patents related to this product was issued by the USPTO.

16

5.

Real Time Detection of Wear Elements in Lubricating Fluids: In 2014 the Company executed a Joint Product Development Agreement with Castrol Innoventures to develop a MEMS solution for field deployment in ocean going vessels, wind turbine gearboxes, heavy duty trucks and automobiles. The goal of product development is a 50 cc form factor utilizing laser induced breakdown spectroscopy that will take in line real time oil samples and analytically determine, to precise levels of detection, the various wear elements in the lubricating fluid. In 2014, the Company successfully demonstrated the bench top Proof of Concept. To date, the Company has received $488,485 of funding from the client for this project. It anticipates that it will receive additional client funding in 2015 of up to $1.2 million although there can be no assurances that it will receive such additional funding.

The Company has filed provisional patents associated with this product with the USPTO.

6.

Transformer Partial Detection and Expert Advise Platform: In 2014 the Company successfully demonstrated with Northeast Utilities the ability to detect partial discharges inside the transformer using very small sensors. Northeast Utilities accepted the proof of concept and made a progress payment of $200,000. Product development is proceeding into the next phase associated with extended engineering prototype evaluation.

The Company has filed provisional patents associated with this product with the USPTO.

7.

Power Line Condition Monitoring: In 2014 the Company began development with Northeast Utilities on a low cost power line condition-monitoring device that is to be designed for pervasive deployment on distribution and transmission catenaries. The Company has filed provisional patents associated with this product with the USPTO.

8.

Gas Pipeline Corrosion Detection using Autonomous Robotics: In 2014 the Company began early development with Northeast Utilities on a very small robotic platform integrated with a full suite of the Company’s sensors and designed to be deployed autonomously inside distribution gas pipelines. The sensor platform is designed to establish a corrosion profile, along with an electronic mapping and database of 100% of the pipe. The Company has filed provisional patents associated with this product with the USPTO.

9.

Cement Integrity Sensor: In 2014 the Company began a joint development project with the Chevron Energy Company to develop a sensor platform that can be pumped into oil wells with cement. Once in place, these sensors will scavenge the necessary power from the environment and communicate to the surface valuable information about the ongoing quality of the cement. The Company has filed provisional patents associated with this product with the USPTO.

Intellectual Property:

The Company has been active in building its intellectual property portfolio during 2014. We have engaged a Washington, D.C. based law firm to assist us in these efforts. The Company incurred $176,381 of related costs in 2014.

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

The Company reported $3,525,456 as deferred development costs in its consolidated balance sheet as of October 31, 2014. These are costs that it has incurred with respect to these development projects and contracts that it continues to pursue in the immediate term and for which it expects to generate future revenue streams. These costs relate primarily to the active projects described above.

The changes in deferred development costs in 2014 are summarized as below:

Balance reported at October 31, 2013	$928,077
Additional project costs incurred in fiscal 2014	3,936,459
Recovery of deferred development costs	(662,290)
Writedown of project costs	(676,790)
Balance reported at October 31, 2014	$3,525,456

The writedown of project costs of $676,790 in 2014 includes a writedown on one project of $645,528. On that project the Company completed the initial development stages and recovered $300,000 from the development partner, $125,000 of which was received in 2014. In the future, should the Company continue to work with this development partner, it will report all revenues and all direct costs in its Consolidated Statements of Income.

Derivative Warrant Liability:

In October 2013 the Company decided to convert all outstanding Canadian denominated warrants to US dollars and, in every case, the warrant holder accepted this conversion. The Company took this step because of the confusion that our shareholders expressed in interpreting the required treatment and reporting of our derivative warrant liability obligations (these are non-cash liabilities) under IFRS reporting. With this change and the decision to only issue warrants in the future which are denominated in US dollars, the derivative warrant liability was eliminated from our consolidated statement of financial position at October 31, 2013.

Changes to Our Board of Directors and Management:

Our 2013 Annual Meeting of Shareholders was held on January 30, 2015. Salvatore Fuda, , Joseph Fuda, David Sharpless, Steven Van Fleet, Oliver Nepomuceno, Larry Blue, Alex Dey, Craig Carlson and Brian Von Herzen were reelected to serve on our Board of Directors. Andrew Brandt did not stand for reelection to our Board of Directors. Messrs. Salvatore Fuda, Joseph Fuda, Dan Amadori and Steven Van Fleet continue to serve as officers of the Company. Craig Carlson was appointed to serve on our Board of Directors in December 2013 and Brian Von Herzen was appointed in February 2014.

Equity Financing Transactions:

In 2014 the Company realized $6,801,619 of proceeds from the exercise of a total of 27,410,717 common share purchase warrants.

In 2014 the Company settled $8,353 of third party accounts payable balances through the issuance of 17,081 common shares.

In 2014 the Company extended for a period of six months the expiration date for 1,405,026 common share purchase warrants which would have otherwise expired in 2014. The exercise price for 1,105,026 of these warrants was changed from $0.41 and $0.45 per warrant to $0.50 per warrant. The strike price remained unchanged for the balance of the warrants at $0.55 per warrant.

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

In 2013 the Company extended the expiration date on a total of 11,829,029 common share purchase warrants which would have otherwise expired in 2013. These warrants were extended for a period of 12 months in each case. The Company changed the strike price on 3,673,032 warrants extended from $0.17 to $0.21 and other strike prices remained unchanged.

In 2013, the Company repaid one bridge loan of $141,253. At October 31, 2013, it reported one outstanding bridge loan in the amount of $290,014. In January 2014, this bridge loan was converted into 2,517,501 common shares and 2,517,501 common share purchase warrants.

Intangible Assets and Patents:

Intangible assets comprise the costs which the Company has capitalized relating to the technical expertise and know-how that the Company has developed with respect to the commercialization efforts relating to its sensor technology. In 2012, the Company determined that it had sufficiently advanced its expertise and product knowledge relating to the general commercialization efforts for its sensor technology in multiple industry vertical applications. We anticipate that we will realize commercial economic benefits from the exploitation of these intangible assets in future. Accordingly, we reported $77,409 (2013 = $96,761) of intangible assets at October 31, 2014, representing direct costs incurred with respect to such assets less amortization expense.

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

In 2014, we continued our activity with respect to advancing certain provisional patents relating to projects that are underway with current assignments and projects with our development partners as described above. We capitalized $176,381 of legal fees associated with this work.

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

The Company made $16,508 capital expenditures in 2014; $14,839 of capital expenditure in 2013; no capital expenditures were made in 2012.

ITEM 4A.          UNRESOLVED STAFF COMMENTS

None.

ITEM 5.             OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section of the Form 20-F has been prepared to provide a more substantive discussion of our business and to assist the reader in analyzing the audited consolidated financial statements for the years ended October 31, 2014, October 31, 2013 and October 31, 2012. This discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes in this Annual Report, which are prepared in accordance with IFRS and are stated in United States dollars.

A.             Operating Results

The following table sets forth certain selected financial information of our Company:

Selected statement of operations and deficit information

	2014	2013	2012
Interest and other income	-	-	-
Administration	325,453	378,497	694,617
Professional and other fees and salaries	2,360,867	1,572,515	1,507,891
Travel and entertainment	329,779	210,852	150,924
Other expenses	769,519	197,522	495,200
Stock compensation expense	379,253	368,790	430,856
(Gain) Loss on derivatives	-	3,205,752	(1,504,423)
Loss for the year	4,164,871	5,933,928	1,775,065
Loss per share - basic and diluted	0.02	0.04	0.01

Selected balance sheet information

	2014	2013	2012
Working capital (deficiency)	$1,034,921	$425,888	(1,793,217)
Other Assets	3,827,852	1,110,431	889,187
Total Assets	5,636,605	2,166,455	1,180,278
Shareholders’ equity (deficiency)	4,862,773	1,536,319	(904,030)

Fiscal 2014 Compared to Fiscal 2013

The Company reported a loss of $4,164,871 in 2014 versus a loss of $5,933,928 in 2013. In 2013 the net loss included a non-cash loss on the revaluation of derivative warrant liability of $3,205,752; excluding this component, the 2013 loss was $2,728,126.

The increase in loss from operations in 2014 resulted from several components including:

(a)	An increase of $788,352 in professional fees, other fees and salaries in 2014 (2014 expense of $2,360,867 versus 2013 expense of $1,572,515).

In 2014 the Company incurred additional legal fees relating to contract negotiations with its customers, additional costs associated with its audit of internal control over financial reporting, which was required in 2014 given the Company’s status as an accelerated filer and additional salary and fees paid to officers, directors and employees of approximately $600,000. Research and development costs increased from $160,920 in 2013 to $703,671 in 2014, an increase of $542,751.

(b)

Travel and entertainment expense increased to $329,779 in 2014 from $210,852 in 2013. The Company incurred significantly more travel related costs in 2014 relating to the increased level of activity that it was engaged in with its current clients.

(c)

Other expenses increased to $769,519 in 2014 from $197,522 in 2013. Included in other expenses are amortization costs of $7,357 ($24,341 in 2013), foreign exchange expenses of $58,491 ($12,261 in 2013) and research and development expenses of $703,671 ($160,920 in 2013). Included in this total in 2014 was the writedown of development cost incurred on one project for which it had completed the staged development phases for that contract. The Company recovered $300,000 from the development partner on this project, $125,000 of which was received in 2014. The net writedown was $645,528 for this project.

(d)

Stock compensation expense, calculated in accordance with the Black Scholes option pricing model, was $379,253 in 2014 relating to the issuance of 630,000 stock options awarded to directors, officers and staff (2013: expense of $368,790 relating to the issuance of 2,170,000 stock options).

(e)

Administration costs include rent, communication costs, insurance, filing fees and costs associated with the Annual General meeting. These costs were comparable in 2014 and 2013. The Company reported nil accretion expense in 2014 ($19,381 in 2013) and interest expense of $28,640 ($78,677 in 2013) on convertible debentures.

At October 31, 2014, the Company had working capital of $1,034,934 compared to $425,888 at October 31, 2013. Included in deposits and other receivables at October 31, 2014 is a $244,074 advance provided to Mr. Steven Van Fleet, the President of MAST Inc., the Company’s active U.S. subsidiary. This advance was authorized by the Company’s Compensation Committee in May 2014 and is recoverable by the Company against future compensation.

The Company’s investment in deferred development costs increased to $3,525,456 at October 31, 2014 from $928,077 in 2013, an increase of $2,597,379. The Company’s activities with its customers increased and progressed on multiple fronts in 2014 as described in Item 4 of this Annual Report. A reconciliation of the increase in the Company’s investment in its deferred development costs in 2014 is provided as below:

Balance reported at October 31, 2013	$928,077
Project costs incurred in 2014	3,936,459
Costs recovered from clients in 2014	(662,290)
Write down of project costs in 2014	(676,790)
Balance reported at October 31, 2014	$3,525,456

The write down of project costs in 2014 of $676,790 consists principally of the deferred costs previously incurred with respect to the Nanoparticle Detector Platform project for which the Company completed its initial phases of activity in 2014. See Item 4 of this Annual Report for a description of this project.

In 2014 the Company realized $6,801,619 from the exercise of 27,410,717 common share purchase warrants by shareholders who had subscribed to unit private placements in prior years. In 2013 the Company realized $822,391 from the exercise of 5,953,913 common share purchase warrants by shareholders; additionally, it realized $2,910,532 from the issuance of private placements for a total of 16,106,957 units, each consisting of one common share and one common share purchase warrant.

In 2014 the Company converted its remaining outstanding bridge loan, which was originally obtained in 2011, into 2,517,501 units, each consisting of one common share and one common share purchase warrant. Additionally, it settled a third party trade payable balance of $8,353, at the supplier’s request, through the issuance of 17,081 common shares.

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

Unaudited quarterly financial information

(all amounts in United States dollars)
Quarter ended	Total	Net Income (Loss)	Loss Per share
	Revenues		Basic and diluted
October 31, 2014	-	($1,088,154)	(0.01)
July 31, 2014	-	(1,602,411)	(0.01)
April 30, 2014	-	(922,183)	(0.01)
January 31, 2014	-	(552,123)	-

October 31, 2013	-	($5,239,307)	(0.03)
July 31, 2013	-	(261,031)	-
April 30, 2013	-	(17,012)	-
January 31, 2013	-	(416,078)	-

October 31, 2012	-	$1,606,175.01
July 31, 2012	-	(507,079)	-
April 30, 2012	-	(2,849,835)	(0.02)
January 31, 2012	-	(24,327)	-

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

B. Liquidity and Capital Resources:

Liquidity

We have not yet realized commercial revenues from the exploitation of our technology platforms. We currently do not have positive cash flow from operations and will not realize positive cash flow until we license or directly produce and sell products utilizing our technology platforms.

We currently have no lines of credit available. We have, to date, relied on obtaining equity financing from investors through private placements and through the exercise by shareholders of common share purchase warrants in order to meet our cash flow needs until we can generate sustainable revenues. At October 31, 2014 we had $1,034,921 of working capital (2013: $425,888) including cash on hand of $935,987 (2013: $821,283) and our monthly overhead cash expenses approximate $175,000. Since October 31, 2014 we have raised an additional $565,714 through the exercise of common share purchase warrants.

During 2014 we recovered $662,290 of costs that the Company incurred from its customers on the multiple projects that it has been developing. Since October 31, 2014, the Company has recovered an additional $942,978 from its customers on these projects. We anticipate that in 2015, our development projects, in total, will be self-funding.

We have granted to our directors, officers and other employees a number of options to purchase shares at prices that are at or above market price on the date of grant. None of the optionees has any obligation to exercise their options and there can be no guarantee that we will realize any funds from these options.

Capital Resources

We made $16,508 of capital expenditures in 2014; in 2013 we made $14,839 of capital expenditures and made no expenditures on capital equipment in 2012.

C. Research and Development:

Under IFRS, research costs are expensed in the period incurred. Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under IFRS, which criteria is the translation of research findings or other knowledge into a plan for the technology prior to commercial production or use.

D. Trend Information:

The market applications for “smart” sensors are expanding; there are potential applications that could be utilized in virtually every industry vertical.

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

F. Tabular Disclosure of Contractual Obligations:

A summary of our financial commitments as of October 31, 2014 is as below:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	160,353	43,733	116,620	-	-

Purchase obligations	2,733,000	1,799,000	934,000	-	-

Total:	2,893,353	1,842,733	1,050,620	-	-

In addition to these financial commitments, the Company has management agreements with its senior executives which are operative on a month to month basis. At October 31, 2014 these agreements stipulate the following monthly obligations for the Company’s senior management team:

Chairman	$12,500CDN ($10000 US)
President	13,333CDN ($10,666 US)
President, MAST	$15,000 US
CFO	12,500CDN ($10,000 US)

     Critical Accounting Policies:

Our significant accounting policies are set forth in our consolidated financial statements, which should be read in conjunction with management's discussion of our critical accounting policies and estimates set forth below.

Our consolidated financial statements for the period have been prepared in accordance with IFRS which, in our case conforms in all material respects with U.S. GAAP except for the accounting for development expenditures reported, for intangible assets, warrant modification and modification of the conversion feature of bridge loans reported in the fiscal years ended October 31, 2014, 2013, 2012 and 2011.

We have not yet realized commercial revenues from the exploitation of our technology. Under IFRS, research costs are expensed in the period incurred. Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under IFRS which is the translation of research findings or other knowledge into a plan for the technology prior to commercial production or use. Under U.S. GAAP all development expenditures are expensed as incurred. As at October 31, 2014, the Company capitalized $3,525,456 (2013: $928,077) of development costs and capitalized $77,409 (2013: $96,761) as intangible assets under IFRS.

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

G. Contingencies:

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

H. Translation of Foreign Currencies:

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

ITEM 6.             DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.             Directors and Executive Officers

The Directors and Executive Officers of Micromem as at February 25, 2015 are set forth below:

Name	Age	Position

Salvatore Fuda	79	Chairman of the Board of Directors
Joseph Fuda	53	President, Chief Executive Officer and Director
Dan Amadori	63	Chief Financial Officer
Steven Van Fleet	60	Director and President of MAST, Inc.
David Sharpless	64	Director
Larry Blue	58	Director
Oliver Nepomuceno	45	Director
Alex Dey	71	Director
Craig Carlson	59	Director
Brian Von Herzen	55	Director

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

Joseph Fuda has been President, Chief Executive Officer and Director since February 13, 2002. Previously he served as Manager of Strategic Alliances for Micromem since February 2001. Prior thereto, he served as a consultant to Micromem since November 2000. Prior thereto he served as a Vice-President and a Director of IPO Capital Corp since April 1999. He was a director of Leader Capital Corp. until June 2007 and also served as a director of Echo Energy Canada Inc, and of Echo Power Generational Inc until June 2004.

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

Steven Van Fleet has been President of MAST since 2008 and a director of Micromem since 2002. He is a 1976 graduate of Miami University with a BSc. in Applied Science and held several technical positions in the pulp and paper industry including Reed Paper, MacMillan Bloedel, Weyerhaeuser, Boise Cascade and International Paper. While at International Paper, he managed the corporate research and development group responsible for applying emerging technology to business issues. Mr. Van Fleet was one of the founding directors for the MIT Auto ID group that was charged with creation of the Internet of Things and the emergence of a global standard for the application of RFID. He held business development positions with Sentrol System, a supplier of paper machine quality systems and the R&V Group, a startup RFID manufacturing company. For six years he was the owner of a company that served IBM with a focus on semiconductor clean room tool analytics and automation.

David Sharpless is the Chairman and CEO of Maverick Inc., a private consulting and investment firm and the Chairman and CEO of New Carbon Economy Venture Management Inc., a private company which manages a number of investments in “green” technology companies. He was the Chairman and CEO of TrustMark Auto Group Inc. a CNSX listed company and the Chairman of Hunter Keilty Muntz and Beatty Limited, a firm of international insurance brokers based in Toronto and the Vice Chairman of its successor, HKMB Hub International Ltd. Prior to joining Hunter Keilty Muntz and Beatty Limited in 2001, his career spanned more than 25 years as a business lawyer with Blake, Cassels & Graydon and as a senior leader in international finance. He has served as a director of Micromem since 2001.

Larry Blue is an independent consultant on emerging technologies. Currently he serves as Executive Vice President and Chief Operating Officer of Bell and Howell Ltd. Previously he was the President of New Vision Display, Inc., responsible for Global Sales and Marketing. NVD was spun out of Multek Technologies Inc., a subsidiary of Flextronics, where he was a Vice President and General Manager of their Printed Electronics business. Previously he was President of Hi-G-Tek Inc. a privately-held technology company based in Maryland. Previously he was the Vice President and General Manager of Symbol Technologies Inc. Previously Mr. Blue had senior management roles with Hughes Network Systems and with IBM in Research Triangle Park. He has served as a Director of the Company since 2005.

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

Brian Von Herzen
Since 1993, Dr. Von Herzen has served as Chief Executive Officer at Rapid Protoypes, Inc. providing turnkey electronic product design services, including commercial product specifications and fully functional engineering product prototypes, frequently using programmable logic devices. Rapid Prototypes is expert in electronic engineering design technologies designed to minimize time to market for new electronic products in networking, consumer electronics and other commercial products. The company has developed some of the world’s fastest commercial FPGA applications. Dr. Von Herzen also serves on the board of directors of the Climate Foundation and Bright Energy Storage Technologies, LLP. Dr. Von Herzen has also developed software and hadware systems ranging from apps on smartphones to multi-GHz correlating spectrometers for the Caltech Submillimeter Observatory. He has extensive experience with electronic and optical system development for commercial electronic products.

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

B.             Compensation

	Annual Compensation			Long-Term Compensation

				Awards

	Fiscal	Salary	Bonus	Other Annual	Securities
Name and	Year	(US$)	(US$)	Compensation	Under Options
Principal Position				(US$)	Granted (#)
Joseph Fuda	2012	190,000	-	-	30,000[1]
Chief Executive Officer	2013	318,000	-	-	-
	2014	234,107	534,398	-	-
			-
Salvatore Fuda,	2012	150,000	-	-	110,000[1]
Chairman of the Board of Directors	2013	146,599	-	-	140,000 [2]
	2014	137,172	-	-	-
David Sharpless	2012	-	-	-	190,000[1]
Director	2013	-	-	-	140,000 [2]
	2014	-	-	-	25,000
Steven Van Fleet	2012	261,000	-	-	500,000[1]
Director and President of MAST, Inc.	2013	231,000	-	-	140,000 [2]
	2014	230,193	-	-	35,000[4]
Dan Amadori	2012	175,000	-	-	190,000[1]
Chief Financial Officer	2013	146,649	33,589	-	140,000[2]
	2014	151,063	53,982	-	20,000[4]
Larry Blue	2012	-	-	-	190,000[1]
Director	2013	-	-	-	140,000[2]
	2014	23,877	-	-	25,000[4]
Oliver Nepomuceno	2012	-	-	-	190,000[1]
Director	2013	-	-	-	140,000[2]
	2014	-	-	-	25,000[4]
Alex Dey	2012	-	-	-	-
Director	2013	-	-	-	140,000[2]
	2014	-	-	-	30,000[4]
Craig Carlson	2012	-	-	-	-
Director	2013	-	-	-	300,000[3]
	2014	14,866	-	-	25,000[4]
Brian Von Herzen	2012	-	-	-	-
Director	2013	-	-	-	-
	2014	1,843,643[5]	-	-	25,000[4]

Notes:

1.	Each option entitles the holder to purchase one common shares at a price of $0.35 per share prior to expiration in April 2017.
2.	Each option entitles the holder to purchase one common share at a price of $0.30-$0.27 CDN per share prior to expiration between January and September 2018.

3.	Each option entitles the holder to purchase one common share at a price of $0.35 per share prior to expiration in October 2018.
4.	Each option entitles the holder to purchase one common share at a price of $0.64U/$0.70CDN per share prior to expiration in April 2019.
5.

Brian Von Herzen became a director in February 2014. Rapid Prototypes, Inc, a company whose major shareholder is Mr.Von Herzen, invoices the Company for engineering, product development and design services.

Options are offered to directors, executive officers and employees to purchase our common shares at an exercise price equal to or above the market price for the common shares at the date that the options are granted. These options are approved by the Compensation Committee. None of the directors have agreements that provide for benefits upon termination of service.

In 2014 a total of 630,000 stock options were granted to officers, directors, employees and outside consultants. The exercise price for 350,000 options in February 2014 was $0.85 per share; the exercise price for 280,000 options issued in April 2014 was $0.64 per share.

In 2013, a total of 610,000 options were forfeited and cancelled. In 2013 options were granted to directors, officers and employees as follows: in January 2013, 1,090,000 options were granted at an exercise price of $0.30 per share; in September 2013, 780,000 options were granted at an exercise price of $0.27 per share; in October 2013, 300,000 options were granted to a consultant at an exercise price of $0.35 per share.

In March 2012, 2,720,000 options were cancelled. In April 2012 a total of 2,000,000 options were granted to directors, officers and employees at an exercise price of $0.35 per share.

C.             Board Practices:

All matters pertaining to our financing, contractual arrangements and Management and Director compensation are approved by the Board of Directors. The members of the Board of Directors are appointed to a one-year term at our Annual General Meeting.

Our Board of Directors meets on an as required basis during the fiscal year. In 2014 our Board of Directors met formally in February 2014. The Board was also convened informally as of each quarter end.

Our Audit Committee regularly during fiscal 2014 for the purpose of approving and recommending to the Board the quarterly financial statements and our yearend financial statements. In addition, our Audit Committee receives regular periodic reports from management.

Our Compensation Committee met regularly in 2014 and additionally receive regular reports from management. Our Compensation Committee approves Management and Director Compensation and all stock option grants for recommendation to the Board of Directors.

Our Disclosure Committee met as required in 2014 to review our various press release disclosures and to monitor our general practices relating to our disclosure requirements.

Audit Committee

The Board of Directors has appointed an Audit Committee consisting of three independent directors. The members of the Audit Committee are Alex Dey, Oliver Nepomuceno and David Sharpless (Chairman), each of whom serves in such capacity until the Board of Directors’ next annual meeting. The Audit Committee is responsible for the integrity of our internal accounting and control systems. The committee receives and reviews our financial statements and makes recommendations thereon to the Board of Directors prior to its approval by the full Board of Directors. The Audit Committee communicates directly with our external auditors in order to discuss audit and related matters whenever appropriate. In 2014 the Audit Committee met formally in January, February March, June, September and October.

Compensation Committee

The Board of Directors has appointed a Compensation Committee which meets on executive compensation matters as and when required. Our Compensation Committee includes Oliver Nepomuceno and Alex Dey as outside directors. The Compensation committee met monthly between January – June 2014, in September 2014 and in January 2015.

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

E.             Share Ownership

NAME	SHARES OWNED	OPTIONS HELD	OPTION EXERCISE PRICE	EXPIRATION DATE	% OF TOTAL [1]
Joseph Fuda Chief Executive Officer and Director	353,947	2,000,000 30,000	$0.20 $0.35	10/31/2016 04/10/2017	1.25% (2,383,947)
Salvatore Fuda Chairman of the Board of Directors and Director	5,198,501[2]	1,000,000 110,000 75,000 65,000	$0.20 $0.35 $0.30 $0.27	10/31/2016 04/10/2017 01/22/2.18 09/16/2018	3.40% (6,448,501)
David Sharpless Director	100,000	450,000 190,000 75,000 65,000 25,000	$0.20 $0.35 $0.30 $0.27 $0.64	10/31/2016 04/10/2017 01/22/2018 09/16/2018 04/25/2019	0.48% (905,000)
Steven Van Fleet Director and President of MAST, Inc.	-	1,000,000 500,000 75,000 65,000 35,000	$0.20 $0.35 $0.30 $0.27 $0.64	10/31/2016 4/15/2012 01/22/2.18 09/16/2018 04/25/2019	0.89% (1,675,000)
Dan Amadori Chief Financial Officer	612,517[3]	1,000,000 190,000 75,000 65,000 20,000	$0.20 $0.35 $0.30 $0.27 $0.64	10/31/2016 04/10/2017 01/22/2018 09/16/2018 04/25/2019	1.03% (1,962,517)
Larry Blue Director	193,600	500,000 190,000 75,000 65,000 25,000	$0.20 $0.35 $0.30 $0.27 $0.64	10/31/2016 04/10/2017 01/22/2018 09/16/2018 04/25/2019	0.55% (1,048,600)
Oliver Nepomuceno Director	953,572	350,000 190,000 75,000 65,000 25,000	$0.20 $0.35 $0.30 $0.27 $0.64	10/31/2016 04/10/2017 01/22/2018 09/16/2018 04/25/2019	0.88% (1,658,572)
Alex Dey Director	693,425[4]	125,000 100,000 75,000 65,000 30,000	$0.35 $0.20 $0.30 $0.27 $0.64	04/5/2016 10/31/2016 01/22/2018 09/16/2018 04/25/2019	0.58% (1,088,425)
Craig Carlson	-	300,000 25,000	$0.35 $0.64	10/25/2018 04/25/2019	0.12% (325,000)
Brian Von Herzen	-	300,000 25,000	$0.85 $0.64	02/10/2019 04/25/2019	0.12% (325,000)

[1]	Calculated based on shares owned plus options held as a percentage total of shares outstanding as of October 31, 2014, plus options held.
[2]	5,003,611 shares are held by a corporation wholly owned by a trust established for the benefit of members of Salvatore Fuda's family.
[3]	215,716 shares are held by a corporation controlled by Mr. Amadori.
[4]	254,863 shares are held by a corporation wholly owned by Mr. Dey.

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

B.             Other Related Party Transactions:

The Company reports the following related party transactions:

(a)	Mr. Salvatore Fuda: Our Chairman of the Board receives cash compensation on a month to month basis calculated at an annual rate of $150,000 CDN ($120,000 US at current exchange rates).

Mr. Fuda was not granted any stock options in 2014. In 2013 Mr. Fuda was awarded a total of 140,000 stock options at an average exercise price of $0.29 CDN per share (2012 - 100,000 stock options at an average exercise price of $0.35 per share).

The total compensation paid to our Chairman of the Board during the year ended October 31, 2014 was $137,172 of cash compensation and zero stock based compensation (2013 - $146,599 of cash compensation and $ 21,163 of stock based compensation; 2012 - $149,565 of cash compensation and $23,697 of stock based compensation).

In 2014 the Company provided a short term non-interest bearing advance of $38,084 against monthly compensation due to the Chairman. This advance was repaid subsequent to October 31, 2014.

(b)	Management and consulting fees and advances:

Included in professional fees, other fees and salaries as reported are management fees and consulting fees paid or payable to individuals (or Companies controlled by such individuals) who served as officers, directors and employees of the Company. The total compensation paid to such parties is summarized as:

31

	2014	2013	2012
Cash compensation	$1,482,153	$805,574	$709,075
Less portion capitalized
to deferred development costs	(169,664)	(202,820)	-
	1,312,489	602,754	709,075
Stock based compensation	325,074	195,720	401,773

	$1,637,563	$798,474	$1,110,848

In 2014 these parties were awarded a total of 540,000 stock options at an average exercise price of $0.76 CDN per share (2013 – 1,292,500 stock options at an average price of $0.29 per share; 2012 – 1,755,000 stock options at an average exercise price of $0.35 per share)

In 2014 the Company was invoiced $1,843,634 (2013-$391,192; 2012- $94,755) by Rapid Prototypes, Inc (RPI), a company whose major shareholder is Brian Von Herzen, who has served as a director of the Company since February 2014 and who also serves as our Chief Technology Officer. These charges have been capitalized as deferred development costs. Included in accounts payable at October 31,2014 is $208,425 owing to RPI .

In February to March 2014, Mr. Amadori was provided with an advance of $119,757 against monthly compensation due to him. Interest on the advance was charged at a rate of 1% per month on the opening monthly balance outstanding. Mr. Amadori repaid $78,036 through October 31, 2014 and was awarded a performance based bonus at October 31, 2014 which was applied to the repayment of the remaining balance of the advance.

In May 2014, Mr. Van Fleet was provided with an advance of $244,074 against monthly compensation due to him. No interest was charged on the advance and this balance remained outstanding at October 31, 2014. In February 2015, Mr. Van Fleet was awarded a performance based bonus which was applied to and eliminated the total amount of the outstanding advance.

In 2014, a senior employee was provided with an advance of $80,916 against monthly compensation due to the employee. This advance was non-interest bearing. The advance was repaid subsequent to October 31, 2014.

ITEM 8.             FINANCIAL INFORMATION

A.             Consolidated Statements and Other Financial Information

Our consolidated financial statements for the years ended October 31, 2014, 2013, 2012 and 2011 have been prepared in accordance with IFRS. Prior to 2011, the Company prepared consolidated financial statements in accordance with Canadian GAAP.

We have never paid a dividend on our securities. We do not anticipate paying dividends in the foreseeable future.

As of October 31, 2014 there were no legal proceedings outstanding. In November 2014 the Company commenced an action against a contractor claiming multiple causes of action and is seeking damages relating to services provided by the contractor between 2008-2011. At February 25, 2015, the contractor has denied the allegations and is seeking dismissal of the Company’s claims.

B.             Significant Changes

Significant Changes since October 31, 2014 are as presented in Note 23 to the Company’s Consolidated Financial Statements. See “ITEM 18 – Financial Statements”.

ITEM 9.             THE OFFER AND LISTING

Our common shares are traded in the United States and are quoted on the OTC QX. The common shares are quoted under the symbol MMTIF. Our common shares are traded in Canada on the CSE under the symbol MRM.

The table below sets forth the high and low sales prices for common shares in U.S. Dollars as reported for the periods specified. Our fiscal year end October 31.

Period	High	Low

Last six months:
February 2015	0.59	0.51
January 2015	0.62	0.497
December 2014	0.75	0.46
November 2014	0.80	0.634
October 2014	0.70	0.4281
September 2014	0.88	0.4125
Last eight quarters:
Q1 2015	0.62	0.497
Q4 2014	0.70	0.4281
Q3 2014	0.67	0.519
Q2 2014	0.78	0.59
Q1 2014	1.502	0.608
Q4 2013	0.67	0.21
Q3 2013	0.22	0.19
Q2 2013	0.24	0.16

Last five years:
2014	1.50	0.40
2013	1.33	0.16
2012	0.49	0.10
2011	0.34	0.07
2010	0.65	0.13

On February 25, 2015, the last reported sale price for our common shares on the OTC QX was $0.53.

ITEM 10.           ADDITIONAL INFORMATION

A.             Share Capital

Our authorized capital consists of an unlimited number of common shares, of which 188,436,724 shares were issued and outstanding as of October 31, 2014, and 2,000,000 special, redeemable, voting preference shares, referred to herein as special shares, none of which were outstanding, as of October 31, 2014.

Additionally the Company has 12,105,000 stock options outstanding with a weighted average exercise price of $0.27 (2013: 11,475,000 options outstanding with a weighted average exercise price of $0.24) and a total of 4,485,463 outstanding warrants to acquire common shares with a weighted average exercise price of $0.37 (2013: 29,761,012 outstanding warrants with a weighted average exercise price of $0.27) .

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

C.             Material Contracts

The Company originally negotiated employment contracts with its Chairman of the Board in 2005 and its senior management team in 2008.

In 2010 the Company entered into a month to month contract with Mr. Dan Amadori, its CFO, at the expiration of the employment agreement signed in 2008. These month to month arrangements continue at October 31, 2014. Under the terms of the contract, Mr. Amadori receives $12,500 CDN ($10,000 US) in monthly compensation and additional compensation at the discretion of the Compensation Committee.

In 2010 the Company entered into a month to month contract with Mr. Joseph Fuda, its President and CEO, at the expiration of the employment agreement signed in 2008. These month to month arrangements continue at October 31, 2014. Under the terms of the contract, Mr. Fuda receives $13,333CDN ($10,666US) and additional compensation at the discretion of the Compensation Committee.

In 2011 the Company entered into a month to month contract with Mr. Steven Van Fleet, the President of MAST at the expiration of the employment agreement signed in 2008. This month to month arrangement continues at October 31, 2014. Under the terms of the contract, Mr. Van Fleet receives $15,000US in monthly compensation and additional compensation at the discretion of the Compensation Committee.

In 2011 the Company entered into a month to month contract with its Chairman of the Board, Mr. Salvatore Fuda, at the expiration of the employment agreement signed in 2005. This month to month arrangement continues at October 31, 2014. Under the terms of the contract, Mr. Fuda receives $12,500CDN ($10,000US) in monthly compensation.

The total monthly commitment under these month to month arrangements is $45,666 at October 31, 2014.

In 2011-2012 the Company, through its wholly-owned subsidiary, Micromem Applied Sensor Technologies, Inc. entered into consulting and product development agreements with Rapid Prototypes, Inc. (RPI) whose major shareholder is Mr. Brian Von Herzen. Mr.Von Herzen was appointed to the Board of Directors of the Company in February 2014. He also serves as the Company’s Chief Technology Officer. RPI has invoiced the Company for professional engineering design and product development services since 2011; since becoming a director of the Company, RPI has invoiced the Company total fees of $1,843,643.

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

I.             Subsidiary Information

Not Applicable.

ITEM 11.           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates and foreign currency exchange rates. We do not hold or issue financial instruments for trading purposes. See Note 21 to our consolidated financial statements for our quantitative and qualitative disclosures about market risk.

ITEM 12.           DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.           DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.           CONTROLS AND PROCEDURES

Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, referred to herein as the “Exchange Act”) as of October 31, 2014. Based on management's evaluation in 2014, our Chief Executive Officer and Chief Financial Officer concluded that, as of October 31, 2014, our disclosure controls and procedures were effective in that they were designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in our reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Exchange Act Rule 13a-15(e) also states that disclosure controls and procedures are designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of Micromem’s internal control over financial reporting as of October 31, 2014. In making this assessment, they used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment the Chief Executive Officer and Chief Financial Officer have concluded that, as of October 31, 2014, our internal control over financial reporting were effective.

Attestation Report of the Registered Public Accounting Firm.
Micromem’s internal control over financial reporting as of October 31, 2014 has been audited by Collins Barrow Toronto LLP, an independent registered public accounting firm in Toronto, Canada, as stated in their report which is included under “Item 18—Financial Statements” of this Annual Report.

Changes in Internal Control Over Financial Reporting
No changes in our internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, occurred during the fiscal year ended October 31, 2014 that has materially affected or is reasonable likely to materially affect, our internal controls over financial reporting.

ITEM 15T.         Controls and Procedures

Not applicable.

ITEM 16.           [Reserved]

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

ITEM 16C.         Principal Accountant Fees and Services

The following table presents fees for professional audit services rendered by our auditors for the audit of our consolidated financial statements for the years ended October 31, 2014 and 2013, and fees billed for other services rendered by our auditors including our offerings of securities and tax services.

	Fiscal 2014	Fiscal 2013

Audit Fees	$119,000	$147,000
Audit Related Fees	-	-
Tax Fees	5,000	5,000
All Other Fees	-	-

Audit Fees

In 2014, we paid a total of $119,000 to Collins Barrow Toronto LLP for audit services; in 2013 we paid a total of $147,000 to Collins Barrow Toronto LLP for audit services.

Audit Related Fees

None

Tax Fees

We paid $5,000 of tax-related fees for services in 2014 and 2013 to Chiampou Travis LLP.

All other fees

None

Pre-approval policies

The Audit Committee assesses and pre-approves all audit and non-audit services.

ITEM 16D.         Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.         Purchases of Equity by the Issuer and Affiliated Purchasers.

None.

ITEM 16F.         Change in Registrants Certifying Accountant.

None.

ITEM 16G.         Corporate Governance

Not applicable.

ITEM 16H.         Mine Safety Disclosure

Not applicable.

ITEM 17.           Financial Statements

Not applicable, see Item 18.

ITEM 18.           Financial Statements

Consolidated Financial Statements of

MICROMEM TECHNOLOGIES INC.

For the years ended October 31, 2014 and 2013

(Expressed in United States Dollars)

Collins Barrow Toronto LLP
Collins Barrow Place
11 King Street West
Suite 700, PO Box 27
Toronto, Ontario
M5H 4C7 Canada

T. 416.480.0160
F. 416.480.2646

www.collinsbarrow.com

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Micromem Technologies Inc.:

We have audited the accompanying consolidated financial statements of Micromem Technologies Inc. and its subsidiaries, which comprise the consolidated statements of financial position as at October 31, 2014 and October 31, 2013 and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended October 31, 2014, October 31, 2013 and October 31, 2012 and notes comprising a summary of significant accounting policies and other explanatory information.

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Micromem Technologies Inc. and its subsidiaries as at October 31, 2014 and October 31, 2013, and its consolidated financial performance and its consolidated cash flows for the years ended October 31, 2014, October 31, 2013 and October 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of October 31, 2014, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2015 expressed an unmodified (unqualified) opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 27, 2015

Collins Barrow Toronto LLP
Collins Barrow Place
11 King Street West
Suite 700, PO Box 27
Toronto, Ontario
M5H 4C7 Canada

T. 416.480.0160
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F. 416.480.2646

To the Shareholders of Micromem Technologies Inc.:	www.collinsbarrow.com

We have audited the internal control over financial reporting of Micromem Technologies Inc. and subsidiaries (the "Company") as of October 31, 2014, based on criteria established in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading “Disclosure Controls/Internal Controls” under the title “Compliance Related Reporting Matters” in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 31, 2014, based on criteria established in the Internal Control — Integrated Framework (2013) issued by Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as at October 31, 2014 and 2013 and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended October 31, 2014, October 31, 2013 and October 31, 2012, and notes comprising a summary of significant accounting policies and other explanatory information and our report dated February 27, 2015 expressed an unqualified audit opinion on those consolidated financial statements.

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 27, 2015

This office is independently owned and operated by Collins Barrow Toronto LLP The Collins Barrow trademarks are used under License.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

1.	Reporting Entity and Nature of Business

2.	Going Concern

3.	Basis of Presentation

4.	Summary of Significant Accounting Policies

5.	New Standards and Interpretations Issued but not yet Adopted

6.	Fair Value Disclosures

7.	Capital Risk Management

8.	Deposits and Other Receivables

9.	Property and Equipment

10.	Deferred Development Costs

11.	Intangible Assets and Patents

12.	Share Capital, Stock Options and Loss per Share

13.	Private Placements, Derivative Warrant Liability and Common Share Purchase Warrants

14.	Bridge Loans

15.	Contributed Surplus

16.	Income Taxes

17.	Expenses

18.	Management Compensation and Related Party Transactions

19.	Commitments

20.	Contingencies

21.	Financial Risk Management

22.	Segmented Information

23.	Subsequent Events

MICROMEM TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in United States dollars)

	October 31,	October 31,
	2014	2013

Assets
Current assets:
Cash	$935,987	$821,283
Deposits and other receivables (Note 8)	872,766	234,741
	1,808,753	1,056,024

Property and equipment, net (Note 9)	21,483	13,998
Deferred development costs (Note 10)	3,525,456	928,077
Intangible assets, net (Note 11)	77,409	96,761
Patents, net (Note 11)	203,504	71,595
	$5,636,605	$2,166,455

Liabilities and Shareholders' Equity (Deficiency)
Current liabilities:
Bridge loans (Note 14)	$-	$290,014
Accounts payable and accrued liabilities	773,832	340,122
	$773,832	$630,136
Shareholders' Equity (Deficiency)
Share capital: (Note 12)
Authorized: 2,000,000 special preference shares, redeemable, voting Unlimited common shares without par value Issued and outstanding: 188,436,724 common shares (2013: 158,491,425) (Note 12)	$70,802,776	$57,755,613
Equity component of bridge loans (Note 14)	-	1,557
Contributed surplus (Note 15)	27,436,678	32,822,327
Deficit	(93,376,681)	(89,043,178)
	4,862,773	1,536,319

	$5,636,605	$2,166,455

Going Concern (Note 2)
Management Compensation and Related Party Transactions (Note 18)
Commitments (Note 19)
Contingencies (Note 20)
Subsequent Events (Note 23)

"Joseph Fuda" (Signed)
Joseph Fuda, Director

"David Sharpless" (Signed)
David Sharpless, Director

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
STATEMENTS OF CONSOLIDATED LOSS AND COMPREHENSIVE LOSS
(Expressed in United States dollars)

For the years ended October 31,

	2014	2013	2012

Costs and expenses :
Administration (Note 17)	$325,453	$378,497	$694,617
Professional, other fees and salaries (Note 17)	2,360,867	1,572,515	1,507,891
Stock based compensation (Note 12)	379,253	368,790	430,856
Research and development (Note 17)	703,671	160,920	229,840
Forgiveness of debt	-	-	(42,004)
Travel and entertainment	329,779	210,852	150,924
Amortization of property and equipment (Note 9)	7,357	4,989	4,414
Amortization of intangible assets (Note 11)	-	19,352	19,352
Foreign exchange loss	58,491	12,261	7,537
Recovery of promissory note receivable (Note 8)	-	-	(30,000)
Loss from operations	4,164,871	2,728,176	2,973,427

Other Expenses
Gain on revaluation of embedded derivatives (Note 14)	-	(40,750)	(176,899)
Warrants issued on debt settlement (Note 14)	-	-	306,061
Loss (gain) on revaluation of derivative warrants liability (Note 13)	-	3,246,502	(1,327,524)

Net loss before income taxes	(4,164,871)	(5,933,928)	(1,775,065)

Income taxes (Note 16)	-	-	-

Net loss and comprehensive loss	$(4,164,871)	$(5,933,928)	$(1,775,065)
			-
Loss per share - basic and diluted (Note 12)	$(0.02)	$(0.04)	$(0.01)

Weighted average number of shares (Note 12)	171,534,969	146,814,466	123,375,510

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in United States dollars)

For the years ended October 31,

	2014	2013	2012
Cash flows from operating activities:
Net loss	$(4,164,871)	$(5,933,928)	$(1,775,065)
Adjustments to reconcile loss for the period to net cash used in operating activities:
Amortization of intangible assets	-	19,352	19,352
Amortization of property and equipment	7,357	4,989	4,414
Research and development	676,790	52,461	206,780
Accretion expense	-	19,381	187,671
Stock based compensation	379,253	368,790	430,856
Forgiveness of debt	-	-	(42,004)
(Increase) in deposits and other receivables	(235,757)	(188,679)	(13,728)
Increase (decrease) in accounts payable and accrued liabilities	454,149	(63,433)	(393,896)
Loss (gain) on revaluation of derivative warrant liability	-	3,246,502	(1,327,524)
(Gain) on revaluation of embedded derivatives	-	(40,750)	(176,899)
Warrants issued on settlement of debt	-	-	306,061
Net cash used in operating activities	(2,883,079)	(2,515,315)	(2,573,982)

Cash flows from investing activities:
Purchase of property and equipment	(14,842)	(13,200)	-
Patents	(176,381)	(44,825)	(26,650)
Deferred development costs	(3,872,635)	(655,093)	(263,133)
Recovery of deferred development costs	662,290	233,290	-
Net cash used in investing activities	(3,401,568)	(479,828)	(289,783)

Cash flows from financing activities:
Issue of common shares	6,801,619	3,697,441	2,524,155
Bridge loans advances	-	-	714,359
Bridge loan repayments	-	(126,044)	(173,782)
Advances to related parties	(480,304)	-	-
Repayments from related parties	78,036	-	-
Net cash provided by financing activities	6,399,351	3,571,397	3,064,732

Increase in cash	114,704	576,254	200,967

Cash, beginning of year	821,283	245,029	44,062

Cash, end of year	$935,987	$821,283	$245,029

Supplemental cash flow information:
Interest paid (classified in operating activities)	17,071	83,493	75,142
Income taxes paid	-	-	-

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
Consolidated Statements of Changes in Shareholders' Equity
(Expressed in United States dollars)

	Number of	Share capital	Contributed surplus	Equity component	Deficit	Total
	Shares			0f Bridge loan

Balance as at November 01, 2011	116,149,718	$51,774,555	$25,986,276	$-	$(79,170,059)	$(1,409,228)

Private placement of units for cash	6,344,899	1,040,899	-	-	-	1,040,899
Financing costs	-	(16,457)	-	-	-	(16,457)
Stock based compensation	-	-	430,856	-	-	430,856
Warrants issued on private placements	-	(356,364)	66,997	-	-	(289,367)
Warrants extended	-	-	358,983	-	(1,322,879)	(963,896)
Warrants exercised	12,075,858	1,499,713	-	-	-	1,499,713
Fair value of warrants exercised	-	558,993	(208,935)	-	-	350,058
Equity portion of bridge loan	-	-	-	1,557	-	1,557
Shares issued on conversion of bridge loan	1,860,080	226,900	-	-	-	226,900
Net loss and comprehensive loss	-	-	-	-	(1,775,065)	(1,775,065)
Balance at October 31, 2012	136,430,555	54,728,239	26,634,177	1,557	(82,268,003)	(904,030)

Private placement of units for cash (Note 13)	16,106,957	2,910,532	-	-	-	2,910,532
Financing costs	-	(35,482)	-	-	-	(35,482)
Stock based compensation (Note 12)	-	-	368,790	-	-	368,790
Warrants issued on private placements (Note 13)	-	(863,863)	377,234	-	-	(486,629)
Warrants extended (note 13)	-	-	264,938	-	(841,247)	(576,309)
Warrants exercised (Note 13)	5,953,913	822,391	-	-	-	822,391
Fair value of warrants exercised	-	193,796	(47,675)	-	-	146,121
Warrants modified (Note 13)	-	-	5,224,863	-	-	5,224,863
Net loss and comprehensive loss	-	-	-	-	(5,933,928)	(5,933,928)
Balance at October 31, 2013	158,491,425	$57,755,613	$32,822,327	$1,557	$(89,043,178)	$1,536,319

Stock based compensation (Note 12)	-	-	379,253	-	-	379,253
Warrants extended (note 13)	-	-	168,632	-	(168,632)	-
Warrants exercised (Note 13)	27,410,717	6,801,619	-	-	-	6,801,619
Fair value of warrants exercised	-	6,078,497	(6,078,497)	-	-	-
Bridge loan converted (Note 14)	2,517,501	302,100	1,557	(1,557)	-	302,100
Warrants issued on conversion of bridge loan (Note 14)	-	(143,406)	143,406	-	-	-
Shares issued on settlement of accounts payable	17,081	8,353	-	-	-	8,353
Net loss and comprehensive loss	-	-	-	-	(4,164,871)	(4,164,871)
Balance at October 31, 2014	188,436,724	$70,802,776	$27,436,678	-	$(93,376,681)	$4,862,773

See accompanying notes.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

1.	REPORTING ENTITY AND NATURE OF BUSINESS

Micromem Technologies Inc. (“Micromem” or the “Company”) is incorporated under the laws of the Province of Ontario, Canada. The principal business address of the Company is 121 Richmond Street West, Suite 304, Toronto, Ontario, Canada.

The Company develops, based upon proprietary technology, customized magnetic sensor applications for companies (referred to as “development partners”) operating internationally in various industry segments. The Company has not generated commercial revenues through October 31, 2014 and is devoting substantially all its efforts to securing commercial revenue opportunities.

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

These consolidated financial statements were authorized for issuance and release by the Company’s Board of Directors on February 27, 2015.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

2.	GOING CONCERN

These consolidated financial statements have been prepared on the “going concern” basis in accordance with International Financial Reporting Standards (“IFRS”), which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast significant doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. During the year ended October 31, 2014, the Company reported a net loss and comprehensive loss of $4,164,871 (2013 - $5,933,928; 2012 - $1,775,065) and negative cash flow from operations of $2,883,079 (2013-$2,515,315; 2012 $2,573,982). The Company’s working capital position as at October 31, 2014 is $1,034,921 (2013 – $425,888).

The Company’s success depends on the profitable commercialization of its proprietary magnetic sensor technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company’s planned operations through fiscal 2015; however, the ability of the Company to continue as a going concern is dependent upon its ability to secure additional financing and/or profitably commercialize its technology. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

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

For the years ended October 31, 2014, 2013 and 2012

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

For the years ended October 31, 2014, 2013 and 2012

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

	iii)	The Company applies judgement when establishing whether the capitalization criteria under IAS 38, Intangible Assets, for internally developed intangible assets.

iv)

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

v)

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and carry-forward of unused tax assets and unused tax losses can be utilized. At October 31, 2014, the Company has assessed that it is not probable that sufficient taxable profit will be available to use deferred income tax assets based on operating losses in prior years, therefore, there are no balances carried in the consolidated statements of financial position for such assets.

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

For the years ended October 31, 2014, 2013 and 2012

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

	a)	Basis of consolidation:

Subsidiaries are legal entities controlled by the Company. Control exists when the Company is exposed, or has rights to variable returns from an investee and has the ability to affect those returns through its power over the investee. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date control ceases.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated. The accounting policies have been consistently applied by the Company’s subsidiaries.

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

For the years ended October 31, 2014, 2013 and 2012

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

The Company’s financial assets consist of cash and deposits and other receivables and the Company’s financial liabilities consist of accounts payable and accrued liabilities, bridge loans, derivative warrant liability and embedded derivatives in bridge loans.

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

For the years ended October 31, 2014, 2013 and 2012

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	c)	Financial Instruments: Recognition, Measurement, Disclosure and Presentation: (Cont’d)

The Company classifies cash as FVTPL. Deposits and other receivables are classified as loans and receivables, and are initially measured at fair value and subsequently at amortized cost using the effective interest rate method. Accounts payable and accrued liabilities and bridge loans are classified as other liabilities, and initially measured at fair value and subsequently at amortized cost using the effective interest rate method. The derivative warrant liability and embedded derivatives in bridge loans are classified at FVTPL and are measured at fair value with unrealized gains or losses reported in the consolidated statement of loss and comprehensive loss.

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

For the years ended October 31, 2014, 2013 and 2012

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

For the years ended October 31, 2014, 2013 and 2012

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

f)	Derivative Liability (Cont’d)

	i)	Derivative Warrant Liability:

The Company has issued share purchase warrants in conjunction with private placements for the purchase of common shares of the Company. Until October 2013 (Note 13(b)), a number of these share purchase warrants were issued with an exercise price in CDN, rather than USD (the reporting and functional currency of the Company). Such share purchase warrants are considered to be derivative instruments and the Company is required to re-measure the fair value of these at each reporting date. The fair value of these CDN share purchase warrants are re-measured at each financial position date using the Black Scholes option-pricing model using the exchange rates at the financial position date and measured over their remaining life. Adjustments to the fair value of the derivative warrant liability as at the financial position date are recorded in the statement of loss and comprehensive loss as (gain) loss on revaluation of derivative warrant liability. Share purchase warrants that have expired or have been forfeited are adjusted to the statement of loss and comprehensive loss as (gain) loss on revaluation of derivative warrant liability.

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

(ii.1)

At date of origination, the bifurcation of the total balance of the loan as debt and equity is calculated. If the conversion feature of the bridge loan is in CDN there is no equity component, resulting in an embedded derivative. Accretion expense is recorded over the term of the loan.

(ii.2)

The total loan proceeds are allocated between the bridge loans and the related embedded derivative based on their relative fair value. The embedded derivative conversion feature is included under the bridge loans in the statement of financial position.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

f)	Derivative Liability (Cont’d)

ii)	Conversion Feature of Bridge Loans (Cont’d)

(ii.3)	The conversion feature is revalued at the end of the reporting period and any adjustment is reflected in the statement of loss and comprehensive loss if the conversion feature is in CDN.

g)	Loan Impairment:

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

Costs for the general development of the Company’s sensor technology are expensed unless they meet the criteria for deferral. Expenditures are capitalized if the Company can demonstrate each of the following criteria: (i) the technical feasibility of completing the intangible asset so that it will be available for use or sale, (ii) its intention to complete the intangible asset and use or sell it, (iii) its ability to use or sell the intangible asset, (iv) how the intangible asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development; otherwise, they are expensed as incurred. Commencing in 2011, the Company determined that these costs met the criteria and, accordingly, these costs have been capitalized and are tested in each reporting period for impairment. Amortization is provided on a 7 year straight-line basis. Commencing in 2014 amortization expense of intangible assets is capitalized as deferred development costs as these charges are directly related to development.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	i)	Property and Equipment:

Property and equipment are recorded at cost and are amortized over their estimated useful lives at the following annual rates and methods:

Computers	30% declining balance basis
Office equipment	30% declining balance basis

j)	Impairment of Long-lived Assets:

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

The recoverable amount of long-lived assets is the greater of fair value less costs of disposal and value in use. In assessing value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are recognized in the consolidated statements of loss and comprehensive loss.

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

For the years ended October 31, 2014, 2013 and 2012

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	k)	Research and Development Costs:

Research costs are expensed in the period incurred. Development costs are expensed as incurred unless they meet the criteria for deferral. Expenditures during the development phase are capitalized if the Company can demonstrate each of the following criteria: (i) the technical feasibility of completing the asset so that it will be available for use or sale, (ii) its intention to complete the asset and use or sell it, (iii) its ability to use or sell the asset, (iv) how the asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the asset, and (vi) its ability to measure reliably the expenditure attributable to the asset during its development; otherwise, these costs are expensed as incurred. Commencing in 2009, the Company determined that its continuing activities related to the application of its sensor technology to projects met the deferral criteria and, accordingly, these costs have been capitalized and are tested in each reporting period for recoverability. Development costs will be amortized on an appropriate basis at the time each of the developed assets is available for use.

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

For the years ended October 31, 2014, 2013 and 2012

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	n)	Stock based Compensation and Other Stock based Payments:

The Company applies the fair value based method of accounting for all stock based payments to employees and non-employees and all direct awards of stock. Where share based payments are issued to non-employees, they are recorded at the fair value of the goods or services received in the statement of loss and comprehensive loss. If the fair value is not readily determinable the amount is based on the fair value of the equity instrument granted. Stock based compensation is charged to operations over the vesting period and the offset is credited to contributed surplus.

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

For the years ended October 31, 2014, 2013 and 2012

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

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

q)	Changes in Accounting Standards:

On November 1, 2013, the Company adopted the following new standards, amendments to standards and interpretations which are effective for periods beginning on or after January 1, 2013:

•	IFRS 10 – Consolidated Financial Statements
•	IFRS 11 – Joint Arrangements
•	IFRS 12 – Disclosures of Interests in Other Entities
•	IFRS 13 – Fair Value Measurement
•	IAS 27 – Separate financial statements
•	IAS 28 – Investment in Associates and Joint Ventures

The adoption of these accounting standards had no impact on the consolidated financial statements previously filed by the Company. As a result no reconciliations are provided for the adoption of these new standards.

5.	NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET ADOPTED

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or the IFRS Interpretations Committee that are mandatory for future accounting periods. The standards impacted that are applicable to the Company are as follows:

a)

IFRS 2 Share-based Payments, the amendments to IFRS 2, issued in December 2013 clarifies the definition of “vesting conditions”, and separately defines a “performance condition” and a “service condition”. A performance condition requires the counterparty to complete a specified period of service and to meet a specified performance target during the service period. A service condition solely requires the counterparty to complete a specified period of service. The amendments are effective for share-based payment transactions for which the grant date is on or after July 1, 2014.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

5.	NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET ADOPTED (Cont’d)

b)

IFRS 15 – Revenue from Contracts with Customers, which will replace IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfer of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services. The new standard will be mandatorily effective for fiscal years beginning on or after January 1, 2017, and interim periods within that year. Earlier application is permitted.

The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively and improve guidance for multiple deliverable arrangements. The Corporation is assessing the new standard to determine its impact of the Corporation’s financial statements.

c)

IAS 32 – Financial instruments – presentation (“IAS 32”) was amended to clarify the criteria that should be considered in determining whether an entity has a legally enforceable right of set off in respect of its financial instruments. Amendments to IAS 32 are applicable to annual periods beginning on or after January 1, 2014 with retrospective application required.

d)

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

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

5.	NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET ADOPTED (Cont’d)

	d)	(Cont’d)

Requirements for financial liabilities were added in October 2010 and largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit or loss would generally be recorded in other comprehensive income.

The effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018.

The Company is currently assessing the impact of the above standards.

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

For the years ended October 31, 2014, 2013 and 2012

7.	CAPITAL RISK MANAGEMENT

The Company’s objective when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Company includes equity, comprised of issued share capital, equity component of bridge loans, contributed surplus and deficit, in the definition of capital. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to further develop and market its technologies and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity and warrants or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended October 31, 2014.

8.	DEPOSITS AND OTHER RECEIVABLES

The balance reported as Deposits and Other Receivables consists of:

	2014	2013

Amounts receivable (a)	450,000	187,290
Advances to Officers, Directors and Employees (b)	386,031	-
Prepaid Insurance and other	36,735	47,451
Promissory note receivable (c)	-	-
	872,766	234,741

(a)	Amounts receivable relate to milestones met at October 31, 2014 per development contracts. These amounts are recorded as recoveries of deferred development costs.

(b)	At October 31, 2014 Advances to Officers, Directors and Employees consisted of:

	(i)	Advances to the Chairman of $38,084 and to a senior employee of $80,916. These advances were repaid subsequent to October 31, 2014 (Note 23).

	(ii)	An advance to the Controller of $22,957.

The advances in (i) and (ii) above are non interest bearing, unsecured and due on demand.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

8.	DEPOSITS AND OTHER RECEIVABLES (Cont’d)

(b)	At October 31, 2014 Advances to Officers, Directors and Employees consisted of: (Cont’d)

(iii)	An advance of $244,074 to the President of MAST (Refer to Note 18 for the terms of this advance and to Note 23 for settlement).

(c)

In April 2009, the Company advanced $200,000 to a private company incorporated in New Jersey, which, at that time, was also a strategic development partner of the Company. The Company and the private Company executed a promissory note with respect to the $200,000 advance stipulating the following terms and conditions:

i)	Maturity date of September 30, 2010.

ii)	Interest payable on a quarterly basis in arrears calculated from August 1, 2009 at a rate of 10%. In July 2011, the interest rate on the promissory note increased to 18%.

iii)	Secured by a first priority security interest over all of the assets of the private company.

In 2012 the Company received payments totaling $30,000 against the amounts previously reserved.

At October 31, 2014 the gross balance outstanding was $145,815 including outstanding principal plus accrued interest and this amount has been fully reserved. The Company served notice to the private company that it was demanding payments under the terms of the promissory note and the security agreement and has received judgment in its favor during the year ended October 31, 2012. The Company continues to pursue collection of this fully reserved note.

	Gross	Net
Balance outstanding at November 01, 2011	111,553	-
Interest accrued	20,300	20,300
Reserved	-	(20,300)
Repayment	(30,000)	-
Balance outstanding at October 31, 2012	101,853	-
Interest accrued	20,105	20,105
Reserved	-	(20,105)
Repayment	-	-
Balance outstanding at October 31, 2013	121,958	-
Interest accrued	23,857	23,857
Reserved	-	(23,857)
Repayment	-	-
Balance outstanding at October 31, 2014	145,815	-

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

9.	PROPERTY AND EQUIPMENT

	Computers	Furniture and	Total
		Equipment
Cost

At November 1, 2011	$40,734	$25,989	$66,723
Additions	-	-	-
Year ended October 31, 2012	$40,734	$25,989	$66,723

At November 1, 2012	$40,734	25,989	$66,723
Additions	14,839	-	$14,839
Disposals	(6,360)	-	$(6,360)
Year ended October 31, 2013	$49,213	$25,989	$75,202

At November 1, 2013	$49,213	25,989	$75,202
Additions	16,508	-	$16,508
Disposals	(13,436)	-	$(13,436)
Year ended October 31, 2014	$52,285	$25,989	$78,274

Accumulated amortization	Computers	Furniture and	Total
		Equipment
At November 1, 2011	$30,533	$25,989	$56,522
Amortization for the year	4,414	-	4,414
Year ended October 31, 2012	$34,947	$25,989	$60,936

At November 1, 2011	$34,947	25,989	$60,936
Amortization for the year	4,989	-	4,989
Adjustment for disposals	(4,721)	-	(4,721)
Year ended October 31, 2013	$35,215	$25,989	$61,204

At November 1, 2013	$35,215	25,989	$61,204
Amortization for the year	7,357	-	7,357
Adjustment for disposals	(11,770)	-	(11,770)
Year ended October 31, 2014	$30,802	$25,989	$56,791

Net book value at November 1, 2012	$5,787	-	$5,787
Net book value at October 31, 2013	$13,998	-	$13,998
Net book value at October 31, 2014	$21,483	-	$21,483

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

10.	DEFERRED DEVELOPMENT COSTS

The breakdown of development costs that have been capitalized is as follows:

	2014	2013

Opening balance	$928,077	$718,163
Additional project costs incurred	3,936,459	677,445
Recovery of deferred development costs	(662,290)	(233,290)
Writedown of project costs	(676,790)	(234,241)
Closing balance	$3,525,456	$928,077

Additions to deferred development costs includes patent amortization of $44,472 (2013 - $22,354; 2012 - $15,204), and also includes intangible asset amortization of $19,352 (2013 and 2012 - $nil).

To date, the Company has recovered from its development partners a portion of the costs it has incurred as deferred development costs coincident with meeting milestones as stipulated in development contracts.

In 2014, the Company provided a reserve against cumulative development costs incurred on one development project in that it completed the staged development phases for that contract and there was no formal commitment as of October 31, 2014 from the development partner to move forward with this project. In total, the Company recovered $300,000 from the development partner on this project, $125,000 of which was received in 2014; the net writedown in 2014 was $645,528 on this project, to reduce the carrying value to a nominal amount.

In 2013, the Company provided a reserve against deferred development costs previously incurred with respect to three development projects, reducing the carrying value in each case to a nominal amount. In each case, the Company had decided not to pursue these development projects.

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

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

11.	INTANGIBLE ASSETS AND PATENTS (Cont’d)

It anticipates that it will realize commercial economic benefits from the exploitation of these intangible assets in the future.

Intangible Assets

Cost

At November 01, 2011	$135,465
Additions	-
Year ended October 31, 2012	$135,465

At November 01, 2012	$135,465
Additions	-
Year ended October 31, 2013	$135,465

At November 01, 2013	$135,465
Additions	-
Year ended October 31, 2014	$135,465

Accumulated amortization

At November 01, 2011	$-
Amortization for the year	19,352
Year ended October 31, 2012	$19,352

At November 01, 2012	$19,352
Amortization for the year	19,352
Year ended October 31, 2013	$38,704

At November 01, 2013	$38,704
Amortization for the year	19,352
Year ended October 31, 2014	$58,056

Net book value at October 31, 2012	$116,113
Net book value at October 31, 2013	$96,761
Net book value at October 31, 2014	$77,409

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

11.	INTANGIBLE ASSETS AND PATENTS (cont’d)

Amortization of intangible assets for the year ended October 31, 2014 was capitalized to deferred development costs.

Patents

Cost

At November 1, 2011	$62,697
Additions	26,650
Year ended October 31, 2012	$89,347

At November 1, 2012	$89,347
Additions	44,825
Year ended October 31, 2014	$134,172

At November 1, 2013	$134,172
Additions	176,381
Year ended October 31, 2014	$310,553

Amortization

At November 1, 2011	$25,019
Amortization for the year	15,204
Year ended October 31, 2012	$40,223

At November 1, 2012	$40,223
Amortization for the year	22,354
Year ended October 31, 2013	$62,577

At November 1, 2013	$62,577
Amortization for the year	44,472
Year ended October 31, 2014	$107,049

Net book value at October 31, 2012	$49,124
Net book value at October 31, 2013	$71,595
Net book value at October 31, 2014	$203,504

Amortization of patents was capitalized to deferred development costs for the above years.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

12.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE

a)	Share Capital

Authorized and outstanding:

The Company has two classes of shares as follows:

	i)	Special redeemable voting preference shares, 2,000,000 authorized, none are issued and outstanding.

	ii)	Common shares without par value – an unlimited number authorized.

	Number of	Amount
	Shares	$

Balance at November 1, 2012	136,430,555	$54,728,239

Private placement of units for cash (Note 13)	16,106,957	2,910,531
Warrants exercised (Note 13)	5,953,913	822,392
Warrants issued on private placements (Note 13)	-	(863,863)
Fair value of warrants exercised	-	193,796
Financing costs	-	(35,482)
Balance at October 31, 2013	158,491,425	$57,755,613

Warrants exercised (Note 13)	27,410,717	6,801,619
Fair value of warrants exercised	-	6,078,497
Shares issued on conversion of bridge loans (Note 14)	2,517,501	302,100
Warrants issued on conversion of bridge loan (Note 14)	-	(143,406)
Shares issued on settlement of accounts payable	17,081	8,353

Balance at October 31, 2014	188,436,724	$70,802,776

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

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

A summary of the status of the Company’s fixed stock option plan through October 31, 2014 and changes during the periods is as follows:

	Options	Weighted
	(000)	average
		exercise
		price
		$

Outstanding, November 01, 2012	9,915	0.24
Granted	2,170	0.30
Expired	(315)	(0.55)
Forfeited	(295)	(0.23)
Outstanding, November 01, 2013	11,475	0.24
Granted	630	0.76
Outstanding, October 31, 2014	12,105	0.27

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

12.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’d)

	b)	Stock Options (Cont’d)

During the year ended October 31, 2014 the Company issued a total of 630,000 stock options (2013 – 2,170,000). All options vest immediately upon issuance. This total consisted of 520,000 stock options issued to directors and officers (2013 – 1,120,000), 110,000 stock options issued to employees (2013 – 750,000) and no stock options to outside consultants (2013 – 300,000). The Company has the following stock options outstanding at October 31, 2014:

			Weighted
			average
			remaining
			life
Date of issue	# Issued	Strike Price	(in years)	Expiry Date

April 5, 2011	125,000	0.35	1.4	April 5, 2016
October 31, 2011	7,275,000	0.20	2.0	October 31, 2016
April 10, 2012	1,905,000	0.35	2.4	April 10, 2017
January 22, 2013	1,090,000	0.30 CDN	3.2	January 22, 2018
September 16, 2013	780,000	0.27 CDN	3.9	September 16, 2018
October 17, 2013	300,000	0.35	4.0	October 17, 2018
February 10, 2014	350,000	0.85	4.3	February 10, 2019
April 25, 2014	280,000	0.64	4.5	April 25, 2019
	12,105,000

All outstanding options at October 31, 2014 are exercisable. In 2014, the Company recorded a total expense of $379,253 (2013 - $368,790; 2012 - $430,856) with respect to the issuance of options issued during the year, calculated in accordance with the Black Scholes option-pricing model.

In the absence of a reliable measurement of the services received from a consultant, the services have been measured at the fair value of the options granted.

The underlying assumptions in the Black Scholes option-pricing model were as follows:

	2014	2013	2012
Share price	$ 0.63 - 0.85	$ 0.20 - 0.36	$ 0.30
Volatility factor (based on historical volality)	112% - 113%	105% - 110%	99%
Risk free interest rate	1.60%	1.37% - 1.84%	1.31%
Expected life	5 years	5 years	5 years
Dividend yield	0%	0%	0%
Forfeiture rate	0%	0%	0%

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

12.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’d)

	c)	Loss Per Share

The calculation of basic and diluted loss per share for the year ended October 31, 2014 was based on the loss attributable to common shareholders of $4,164,871 (2013 - $5,933,928; 2012 - $1,775,065) divided by the weighted average number of common shares outstanding of 171,534,969 (2013 – 146,814,466; 2012 - 123,375,510).

Diluted loss per share did not include the effect of 12,105,000 stock options and 4,485,463 warrants outstanding (Note 13(c)) as they are anti-dilutive.

13.	PRIVATE PLACEMENTS, DERIVATIVE WARRANT LIABILITY AND COMMON SHARE PURCHASE WARRANTS

a)	Private Placements

i)

In 2013 the Company completed a series of private placement financings with investors pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received gross proceeds $2,910,532 and issued a total of 16,106,957 (10,200,743 CDN; 5,906,214 US) common shares. 16,106,957 common share purchase warrants with an average strike price of $0.22 CDN; $0.27 USD were attached to the private placement completed during 2013. All warrants issued in 2013 have a 12 month term from issue date.

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

iii)

In 2013 the Company calculated the relative fair value of the share purchase warrants issued in connection with private placements in accordance with the Black Scholes option-pricing model. The Company reported a total charge to share capital of $863,863 and an offsetting charge to contributed surplus of $377,234 for US dollar share purchase warrants issued and $486,629 to derivative warrants liability for CDN share purchase warrants issued.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

13.	PRIVATE PLACEMENTS, DERIVATIVE WARRANT LIABILITY AND COMMON SHARE PURCHASE WARRANTS (Cont’d)

a)	Private Placements (Cont’d)

The relative fair value of these share purchase warrants was estimated using the Black Scholes option-pricing model with the following assumptions:

2013
Share price	$0.17 - $0.58
Volatility factor (based on historical volality)	75 - 136%
Risk free interest rate	0.97 - 1.09%
Dividend yield	0%
Expected life	1 year

iv)	The Company did not complete any private placements in 2014.

v)

In 2014 the Company extended the expiry date on a total of 1,405,026 common share purchase warrants which would have otherwise expired in the period. These warrants were extended for a period of three to six months in each case. The strike price of 1,105,026 of these warrants was changed from $0.41 and $0.45 per warrant to $0.50 per warrant. The strike price remained unchanged for the balance of the warrants at $0.55 per warrant.

The Company calculated the charge associated with the extension of warrants in accordance with the Black Scholes option-pricing model. The Company reported a total charge to deficit of $168,632 (2013 - $841,247; 2012 - $1,322,879) and an offsetting charge to contributed surplus of $168,632 (2013 - $264,938; 2012 - $358,983) for US dollar warrants extended and $nil (2013 - $576,309; 2012 – $963,896) to derivative warrant liability for Canadian warrants extended.

The incremental fair value of these warrants extended was estimated using the Black Scholes option-pricing model with the following assumptions:

	2014	2013	2012
Share price	$0.50	$0.19 - $0.53	$0.12 - $0.30
Volatility factor (based on historical volality)	124 - 157%	75 - 161%	109 - 144%
Risk free interest rate	1.01 - 1.02%	1.00 - 1.11%	0.91 - 1.14%
Dividend yield	0%	0%	0%
Expected life	0.25 - 0.53 year	1 year	0.33-1.0 year

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

13.	PRIVATE PLACEMENTS, DERIVATIVE WARRANT LIABILITY AND COMMON SHARE PURCHASE WARRANTS (Cont’d)

b)	Derivative Warrant Liability

The following summarizes the change in derivative warrant liability:

	October 31,	October 31,	October 31,
	2014	2013	2012

Balance, beginning of year	$-	$1,061,544	$1,178,691
Fair value assigned in warrants in units issuances	-	486,629	289,367
Fair value assigned in warrants extended	-	576,309	963,896
Fair value assigned to warrants issued on settlements of debt (Note 14)	-	-	306,061
Fair value transferred to share capital for warrants exercised	-	(146,121)	(348,947)
CDN warrants converted to USD	-	(5,224,863)	-
Loss (Gain) on revaluation of warrants	-	3,246,502	(1,327,524)
	$-	$-	$1,061,544

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

The derivative warrant liability was revalued at October 28, 2013 (2012 – October 31) using the Black Scholes option-pricing model with the following assumptions:

	2013	2012
Share price	$0.46	$0.21
Volatility factor (based on historical volality)	106 - 255%	81 - 153%
Risk free interest rate	1.03 - 1.09%	1.01 - 1.03%
Dividend yield	0%	0%
Expected life	0.14 - 1.13 year	0.25 - 1 year

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

13.	PRIVATE PLACEMENTS, DERIVATIVE WARRANT LIABILITY AND COMMON SHARE PURCHASE WARRANTS (Cont’d)

c)	Share Purchase Warrants

		Weighted
		average exercise	Proceeds
	Warrants	price	Realized

Balance outstanding at October 31,2012	19,692,968	$0.27
Exercised	(5,953,913)	($0.14)	822,391
Expired	(85,000)	($0.15)
Granted	16,106,957	$0.24
Balance outstanding at October 31, 2013	29,761,012	$0.27	-
Exercised	(27,410,717)	(0.25)	6,801,619
Expired	(382,333)	(0.48)	-
Granted	2,517,501	0.12	-
Balance at October 31, 2014	4,485,463	0.37

The weighted average share price on the date of exercise was $0.71 (2013 - $0.22) .

14.	BRIDGE LOANS

a)

On December 2, 2011, the Company secured $285,000 CDN of bridge (“Loan 1”) from a group of arm’s length investors with maturities of six months. The loans were unsecured, bearing interest at a rate of 2% per month (effective interest rate – 26%) and convertible at the holders’ option at $0.12 USD per unit. Each unit upon conversion included one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.12 USD. The term of the loans were extended on a month to month basis in July 2012. In January 2014 these loans was converted to equity by the issuance of 2,517,501 common shares and 2,517,501 common share purchase warrants. The common share purchase warrants have a one year term and an exercise price of $0.12 USD per warrant (Note 23).

b)

On September 4, 2012, the Company secured $125,000 CDN of bridge loans (“Loan 2”) from a group of arm’s length investors with maturities of six months. The loans were unsecured, bearing interest at a rate of 2% per month (effective interest rate – 32%) and convertible at the holders’ option at $0.18 CDN per unit. Each unit, upon conversion, included one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.22 CDN. This loan was repaid in the quarter ended April 30, 2013.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

14.	BRIDGE LOANS

b.	(Cont’d)

A breakdown of the outstanding bridge loans at October 31, 2013 is summarized as follows:

	Loan 1	Loan 2	Total

Loan (initial value)	284,514	81,194	365,708
Embedded derivative	-	44,850	44,850
Interest Accrued	130,686	15,209	145,895
Interest Paid	(125,186)	(15,209)	(140,395)
Accretion Expense	1,557	44,850	46,407
Gain on revaluation of embedded derivative	-	(44,850)	(44,850)
Equity Portion of Bridge Loan - Conversion Feature	(1,557)	-	(1,557)
Repayments	-	(126,044)	(126,044)
Carrying value at October 31, 2013	290,014	-	290,014

In fiscal 2013 and 2014, no bridge loans were issued.

As Loan 2 was repaid during 2013 the embedded derivative recognized in fiscal 2012 of $44,850 was revalued to be $nil at the time of repayment and a gain on revaluation of $40,750 (2012 – $176,899) was recognized in the statements of consolidated loss and comprehensive loss in 2013.

A breakdown of the outstanding bridge loan at October 31, 2014 is summarized as follows:

Loan 1

Principal	284,514
Interest Accrued	160,358
Interest Paid	(142,772)
Accretion Expense	1,557
Equity Portion of Bridge Loan - Conversion Feature	(1,557)
Conversion to equity in 2014	(302,100)
Carrying value at October 31, 2014	-

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

14.	BRIDGE LOANS (Cont’d)

b.	(Cont’d)

During 2014, Loan 1 was settled by the holder who converted the outstanding balance due; the Company issued 2,517,501 common shares with an assigned value of $302,100. As a result of the conversion, the holder received 2,517,501 common shares purchase warrants exercisable at $0.12 per warrant for a period of 12 months after the conversion date (January 23, 2015). The relative fair value of the common share purchase warrants of $143,406 was calculated using the Black Scholes option pricing model with the following assumptions:

2014
Share price	$1.18
Volatility factor (based on historical volality)	120%
Risk free interest rate	1.04%
Dividend yield	0%
Expected life	1 Year

In the 2012 fiscal year, bridge loans were settled by the holder converting their amount outstanding with the company issuing 1,860,080 common shares with an assigned value of $226,900. As a result of the conversion the holder received 1,860,080 common share purchase warrants exercisable at a price of $0.12 - $0.20 CDN for a period of 1 year. These common share purchase warrants were valued at $306,061 using the Black Scholes option-pricing model with the following assumptions:

2012
Share price	$0.23 - $0.25
Volatility factor (based on historical volality)	154 - 156%
Risk free interest rate	1.03 - 1.24%
Dividend yield	0%
Expected life	1 year

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

15.	CONTRIBUTED SURPLUS

Balance outstanding at November 01, 2012	$26,634,177

Stock based compensation expense relating to stock options issued (Note 12)	368,790
Common share purchase warrants
(a) Issued (Note 13)	377,234
(b) Extended (Note 13)	264,938
Warrants modified (Note 13)	5,224,863
Fair value of warrants exercised	(47,675)
Balance at October 31, 2013	$32,822,327

Stock based compensation expense relating to stock options issued (Note 12)	379,253
Common share purchase warrants
(a) Issued (Note 13)	-
(b) Extended (Note 13)	168,632
Transferred from equity component of bridge loan due to conversion	1,557
Warrants issued on conversion of bridge loan (Note 14)	143,406
Fair value of warrants exercised	(6,078,497)
Balance at October 31, 2014	$27,436,678

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

16.	INCOME TAXES

(a)

The Company has non-capital losses of approximately $25.6 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. As of October 31, 2014 the tax losses expire as follows:

	Canada	Other foreign	Total
2015	$2,849,213	$-	$2,849,213
2022		7,301	$7,301
2023		9,667	$9,667
2025		14,471	$14,471
2026	2,131,530	5,254	$2,136,784
2027	1,792,449	3,459	$1,795,908
2028	9,294	55,519	$64,813
2029	1,837,023	463,610	$2,300,633
2030	2,478,623	1,886,778	$4,365,401
2031	1,493,293	48,808	$1,542,101
2032	1,654,957	333,962	$1,988,919
2033	2,005,971	160,550	$2,166,521
2034	3,148,002	3,206,207	$6,354,209
	$19,400,355	$6,195,586	$25,595,941

In addition the Company has available capital loss carry forwards of approximately $1.5 million to reduce future taxable capital gains, the benefit of which has not been recognized in these consolidated financial statements. These losses carry forward indefinitely.

(b)

Deferred income taxes reflect the net tax effect of temporary differences between carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows.

	October 31, 2014	October 31, 2013	October 31, 2012
Non-capital losses	$7,792,685	$6,334,982	$5,877,761
Capital losses	196,505	212,386	221,578
Property, equipment, intangibles, patents and deferred costs	661,960	1,926,689	1,988,956
Share issue costs	9,095	15,641	21,497
	8,660,245	8,489,698	8,109,792
Deferred tax assets not recognized	(8,660,245)	(8,489,698)	(8,109,792)
	$-	$-	$-

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

16.	INCOME TAXES (Cont’d)

(c)	The reconciliation of income tax attributed to continuing operation computed at the statutory tax rates to income tax expense is as follows:

	October 31, 2014	October 31, 2013	October 31, 2012

Loss before income taxes	$(4,164,871)	$(5,933,928)	$(1,775,065)

Statutory rate	26.50%	26.50%	26.50%

Expected income tax recovery	(1,103,691)	(1,572,491)	(470,392)

Effect on income taxes of unrecognized future income
Tax assets relating to deductible temporary differences on:
Non deductible expenses and other items	112,727	888,557	(149,207)
Share issue costs and other	-	(4,361)	(4,361)
Effect of exchange rate on future tax assets carried forward from previous years	572,542	324,880	3,071
Expiry of non-capital losses	259,122
Effect of higher tax rates in foreign jurisdiction	(11,247)
Change in deferred income tax rates and other	-	(16,491)	(393,446)
Change in deferred tax rates not recognized	170,547	379,906	1,013,335

	$-	$-	$-

17.	EXPENSES Administration

The components of general and administration expenses are as follows:

	2014	2013	2012

General and administrative	$69,122	$53,494	$66,651
Rent and occupancy cost	84,816	84,179	108,193
Bad debt expense	24,009	19,954	21,586
Interest income	(30,129)	(19,954)	(20,300)
Interest expense	28,640	78,677	106,442
Accretion expense	-	19,381	187,671
Office insurance	61,578	61,211	65,394
Telephone	22,537	17,272	17,380
Investor relations, listing and filling fees	64,880	64,283	141,600
	$325,453	$378,497	$694,617

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

17.	EXPENSES (Cont’d)

Professional, Other Fees and Salaries

The components of professional, other fees and salaries expenses are as follows:

	2014	2013	2012

Professional fees	$420,902	$311,330	$183,021
Consulting fees	1,535,520	818,106	917,420
Salaries and benefits	404,445	443,078	407,450
	$2,360,867	$1,572,515	$1,507,891

Research and Development

The components of research and development expenses are as follows:

	2014	2013	2012
Project expenses incurred (recovered)	26,882	(73,321)	229,840
Write-down of deferred development costs on specific projects	676,789	234,241	-
	703,671	160,920	229,840

18.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS

The Company reports the following related party transactions:

(a)	Chairman: The Chairman receives cash compensation on a month to month basis calculated at an annual rate of $150,000 CDN.

The Chairman was not granted any stock options in 2014. In 2013 the Chairman was awarded a total of 140,000 stock options at an average price of $0.29 CDN per share (2012 - 100,000 stock options at an average price of $0.35 per share).

The total compensation paid to the Chairman during the year ended October 31, 2014 was $137,172 of cash compensation and $nil of stock based compensation (2013 - $146,599 of cash compensation and $ 21,163 of stock based compensation; 2012 - $149,565 of cash compensation and $23,697 of stock based compensation).

The Company provided a short term non-interest bearing advance of $38,084 to the Chairman in 2014. This advance was repaid subsequent to October 31, 2014.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

18.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS (Cont’d)

(b)	Management and consulting fees:

Included in professional fees, other fees and salaries as reported are management fees and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers, directors and employees of the Company. The total compensation paid to such parties is summarized as:

	2014	2013	2012
Cash compensation	$1,482,153	$805,574	$709,075
Less portion capitalized to deferred development costs	(169,664)	(202,820)	-
	1,312,489	602,754	709,075

Stock based compensation	325,074	195,720	401,773

	$1,637,563	$798,474	$1,110,848

In 2014 these parties were awarded a total of 540,000 options at an average price of $0.76 CDN per share (2013 – 1,292,500 options at an average price of $0.29 per share; 2012 – 1,755,000 options at an average price of $0.35 per share)

(c)	Related party deferred development cost:

In 2014 the Company was invoiced $1,843,643 by a company whose major shareholder is a director of the Company and who also serves as its chief technology officer. This individual was elected as a director on February 19, 2014 and these related party transactions disclosed are transactions incurred from this date forward. These charges have been capitalized as deferred development costs. As at October 31, 2014, included in accounts payable and accrued liabilities is $208,425 owing to this company.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

18.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS (Cont’d)

(d)	Advances:

In 2014 the following advances were provided to officers, directors and employees of the Company.

(1)

The CFO was advanced $119,757 during February and March 2014. The advance was settled through repayments of $78,036 and a performance bonus awarded at October 31, 2014. The advance was unsecured, due on demand with interest charged at a rate of 1% per month on the opening monthly balance outstanding.

(2) The President of MAST Inc was advanced $244,074 on May 30, 2014. The advance was evidenced by a promissory note which included the following terms:

a.	Non-interest bearing for the first twelve months and, thereafter, interest to be charged at a rate of 1% per month on the opening monthly balance.

b.	Unsecured for the first 12 months and, thereafter, an assignment of a security interest to the full amount of the outstanding balance in favor of the Company.

c.	Open to full repayment at any time.

d.	Eligible for up to full offset against certain performance based incentive compensation within the first twelve months (note 23).

(3)	A senior employee was advanced $80,916 during the year. This advance was non- interest bearing, unsecured, and due on demand. This advance was repaid subsequent to October 31, 2014.

19.	COMMITMENTS

The Company secured new leased premises in June 2012. The lease term is for 5 years and stipulates base monthly rental expenses of $3,800 CDN. Lease commitments are as follows – commitments less than one year of $44,000 CDN; commitments in years 2-3 total $77,000 CDN.

The Company has certain outstanding commitments to 3rd party subcontractors with respect to deferred development costs. These commitments are as follows – commitments less than one year of $1,799,000; commitments between years 2-5 total $934,000.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

20.	CONTINGENCIES

(a)	Legal matters:

Subsequent to October 31, 2014, the Company commenced a legal action against a former 3rd party consulting firm who previously provided services to the Company (note 23).

The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company’s by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

(b)	Disputes with vendors:

The Company has disputed amounts charged by certain third party vendors during previous fiscal years, one of which is the firm noted in (a) above, against which the Company has taken action (Note 23). The amount charged by the vendors exceeds the amount recorded as a provision by $181,780. No claims have been made by the vendors to date related to the disputed amounts.

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

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

21.	FINANCIAL RISK MANAGEMENT (Cont’d)

(b)	Market Risk: (Cont’d)

i.	Foreign Exchange Risk:

The consolidated financial statements include balances that are denominated in Canadian dollars as follows:

	2014	2013

Cash and cash equivalents	$328,797	$461,727
Deposits and other receivables	201,403	49,477
Accounts payable and accrued liabilities	211,091	210,827

A 10% strengthening of the US dollar against the Canadian dollar would serve to decrease the loss by $31,910 at October 31, 2014 (2013 – decrease the loss by $30,037). A 10% weakening of the US dollar against the Canadian dollar at October 31, 2014 would have had the equal but opposite effect.

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

The Company is not exposed to interest price risk on its interest bearing bridge loans and related party advances as the interest rate is fixed.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

21.	FINANCIAL RISK MANAGEMENT (Cont’d)

(c)	Liquidity Risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.

The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures.

All financial liabilities are due within 1 year from the balance sheet at October 31, 2014.

As at October 31, 2014, the Company reports working capital of $1,034,921 and has certain financial commitments (Note 19), the majority of which are due within one year. It must continue to raise financing in order to meet its current obligations.

(d)	Credit Risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and deposits and other receivables. The carrying amount of financial assets represents maximum credit exposure. The Company reduces its credit risk by maintaining its primary bank accounts at large financial institutions and assesses the credit quality of counterparties, taking into account their financial position, past experience and other factors.

22.	SEGMENTED INFORMATION

There is one operating segment of the business being the development and commercialization efforts with respect to the Company's proprietary sensor applications. Currently, the predominant market segment that the Company is pursuing is the North American market for such technology.

Geographic information – Non-current assets

	October 31,	October 31,
	2014	2013

Canada	$632,516	$415,533
United States	3,195,336	694,898
	$3,827,852	$1,110,431

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2014, 2013 and 2012

23.	SUBSEQUENT EVENTS

The Company reports the following as subsequent events:

(a)	As of February 25, 2015 the Company has raised an additional $565,714 of financing through the exercise of a total of 2,988,876 common share purchase warrants.

(b)

The Company collected a total of $1,392,978 from development partners with respect to its ongoing joint product development projects. Included in the amounts is the $450,000 recorded as amounts receivable as described in Note 8 (a).

(c)

The Company settled in full the $244,074 advance from the President of MAST as described in (Note 18 (d) (2)) through the award of additional performance based compensation to that officer in February 2015.

(d)	The advances to the Chairman and a senior employee described in Note 8(b) (i) and (ii) were repaid to the Company in December 2014.

(e)

On November 17, 2014, Micromem and MAST (“Plaintiffs”) commenced a lawsuit in the United States District Court for the Southern District of New York against Dreifus Associates Limited and Henry Dreifus (“Defendants”). Plaintiffs original complaint contained five causes of action by which they sought money damages, declaratory relief and specific performance relating to certain contracts. On February 24, 2015, Plaintiffs filed an amended complaint to add a claim for declaratory relief relating to a patent held by Plaintiffs. It is anticipated that Defendants will deny the substantive allegations in the amended complaint and/or seek to have the action transferred to Florida, where Defendants reside and/or maintain an office.

(f)

At the Annual General and Special Meeting of shareholders held on January 30, 2015, the Company’s stock option plan was revised to increase the maximum number of options in the plan reserved for issuance from 15.6 million to 18.84 million options.

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

44

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

MICROMEM TECHNOLOGIES INC.

By:	/s/ Joseph Fuda
Name:	Joseph Fuda
Title:	Chief Executive Officer

By:	/s/ Dan Amadori
Name:	Dan Amadori
Title:	Chief Financial Officer

Dated: February 27, 2015

45