Form 20-F
period 2015-10-31
MICROMEM TECHNOLOGIES INC
filed 2016-03-14
CIK 1085921

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended October 31, 2015

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
197,176,368 Common Shares

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
Yes [  ]      No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerator filer” in Rule 12b-2 of the Exchange Act:

Large Accelerated Filer [ ]	Accelerated Filer [X]	Non-Accelerated Filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [X]	Other [ ]

1.	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:
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

Fiscal Years 2015, 2014, 2013, 2012 and 2011

The following table sets forth our selected consolidated financial data in United States dollars as of and for each of the fiscal years ended October 31, 2015, October 31, 2014, October 31, 2013, October 31, 2012 and October 31, 2011. The selected consolidated financial data has been derived from our audited consolidated financial statements. All information contained in the following table should be read in conjunction with our audited consolidated audited financial statements and the notes thereto in “Item 18-Financial Statements” and "Item 5 - Operating and Financial Review and Prospects” included elsewhere in this Annual Report on Form 20-F.

Our consolidated financial statements for the years ended October 31, 2015, 2014, 2013, 2012 and 2011 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

International Financial Reporting Standards

Selected balance sheet information
(all amounts in U.S. dollars)

	2015	2014	2013	2012	2011
Working capital (deficiency)	$(2,049,302)	$1,034,921	$425,888	($1,793,217	($2,239,178)
Capital Assets	15,592	21,483	13,998	5,787	10,201
Total Assets	3,667,866	5,636,605	2,166,455	1,180,278	906,346
Capital Stock	74,083,975	70,802,776	57,755,613	54,728,239	51,774,555
Shareholders' equity (deficiency)	1,403,888	4,862,773	1,536,319	(904,030	(1,409,228)

Selected statement of operations and deficit information

(all amounts in U.S. dollars)

	2015	2014	2013	2012	2011
Interest and other income	-	-	-	-	963
Research and development expenses	2,649,019	703,671	160,920	229,840	(75,896)
General and administrative and other expenses	2,703,650	3,081,947	2,198,466	2,618,792	1,916,981
(Gain) Loss on revaluation of embedded derivatives (1)	-	-	3,205,752	(1,504,423)	412,563
Stock compensation expense (2)	1,163,941	379,253	368,790	430,856	928,497
Loss before income taxes	(6,516,610)	(4,164,871)	(5,933,928)	(1,775,065)	(3,181,182)
Provision for income taxes (recovery)	-	-	-	-	1205
Net loss	(6,516,610)	(4,164,871)	(5,933,928)	(1,775,065)	(3,182,387)
Loss per share-basic and diluted	(0.03)	(0.02)	(0.04)	(0.01)	(0.03)
Weighted average number of basic and diluted shares	192,629,666	171,534,969	146,814,466	123,375,510	102,301,168
Dividends	-	-	-	-	-

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

	2015	2014	2013	2012	2011
High for period	0.8501	0.9422	1.0164	1.0281	1.0583
Low for period	0.7141	0.8589	0.9348	0.9783	0.9430
End of period	0.7233	0.8620	0.9402	0.9872	1.0079
Average for period	0.7793	0.9054	0.9710	1.0046	1.0139

The following table sets forth, for each period indicated, the high and low exchange rates for United States dollars expressed in Canadian dollars on the last day of each month during such period, based on the Noon Buying Rate.

	February	March	April	May	June	July
	2015	2015	2015	2015	2015	2015
High	1.2530	1.2784	1.2134	12527	1.2497	1.3099
Low	1.2449	1.2653	1.2000	1.2428	1.2363	1.2940

	August	September	October	November	December	January
	2015	2015	2015	2015	2015	2016
High	1.3327	1.3425	1.3193	1.3375	1.3903	1.3900
Low	1.3153	1.3340	1.3056	1.3312	1.3825	1.3650

On February 29, 2016 the noon buying rate for one Canadian dollar, as quoted by the Bank of Canada, was CDN $.1.3531 = U.S. $1.00.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

At October 31, 2015 we had $158,568 cash on hand and our current monthly cash expenses were approximately $175,000. Our working capital position is ($2,049,302) at October 31, 2015. Subsequent to October 31, 2015, through to the date of the filing of this Annual Report on Form 20-F, we have raised an additional $1,401,280 through the issuance of convertible debentures. Additionally, we collected $443,901 from development partners with respect to our ongoing joint product development projects with our existing customers.

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

We continued to develop applications of our magnetic sensor technology in 2015 working with our technical advisors and our strategic development partners. We are pursuing joint development agreements with potential strategic partners with the expectation that we will jointly develop sensor applications for use by these potential strategic partners. We believe that these current initiatives will result in revenues and cash flow to the Company in the future but there can be no assurance when and if such revenues will be achieved.

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

We depend on key personnel.

Our senior managers and employees are Joseph Fuda, who serves as our Chief Executive Officer; Steven Van Fleet, who has primary responsibility for business development and who serves as President of our wholly-owned subsidiary, Micromem Applied Sensor Technology Inc (MAST) and Dan Amadori, who serves as our Chief Financial Officer. We have engaged the services of several engineering/technical consulting firms to assist in converting our development efforts to commercialization. Our success depends on our ability to retain certain of our senior management and key technical personnel, our ability to attract and retain additional highly skilled personnel in the future and to maintain our working relationships with our engineering and technical consulting firms with which we subcontract our development work.

The depressed oil and gas sector places our development projects at risk.

Certain of our development partners are engaged primarily in the oil and gas sector. In the currently depressed market conditions for this sector, there is a risk that such companies could defer or cancel previously established capital expenditure programs or product development initiatives. If these situations arose with our development partners in this sector, our related development projects could be at risk of delays or cancellation.

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

Until 2014, Micromem funded virtually all of its research and development initiatives. Our main priority has been to provide customers with sensor based platform solutions that address their difficult business problems. A recent study by NineSigma states that less than 3% of the Fortune 1000 global companies admit that they have sufficient in house talent and knowledge to be able to take advantage of technologies that can help them improve their business. Our sensor platform solutions address three primary areas of creating value for our clients:

•

Using a MEMS and/or Nano scale pallet, we are able to combine disparate sensor modalities into a common, integrated solution that brings the exact tools in play in solving the target issue. Competitive solutions tend to force fit less than optimum sensor combinations in an effort to sell their standard offerings.

•

Although our solutions are custom designed for each client, our processes leading to the solution are automated and the end result is a cost effective solution with a differentially higher return on investment for our clients.

•

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

Update of Product Development Activity at October 31, 2015

The 2015 fiscal year was a challenging year for the Company; however, we were successful in engaging a number of our customers – notably Chevron, Castrol and Flextronics – in the continued development of our respective product development initiatives. In 2015, we also initiated discussions with a number of other large multinational corporations regarding product development opportunities and strategic business relationships. While these latter discussions have not yet evolved into formal working relationships, the dialogue and the negotiations continue. For example, we believe we may enter into a product development contract with a multinational European based automotive parts company in 2016. This opportunity emanated directly from our dealings with Flextronics and GM over the past several years.

We have previously reported the product development activities that we have pursued with Saudi Aramco and with Northeast Utilities (now Eversource Energy – referred to hereinafter as “Northeast”). The update on these initiatives as of October 31, 2015 is as follows:

Saudi Aramco (“SA”): We commenced working with the U.S. based team for this oil company in 2011. We were engaged by SA to build a prototype nanoparticle detector platform capable of detecting magnetic nanoparticles in a flowing oil stream at extremely low (parts per trillion) concentrations. SA engaged us to complete this prototype unit and agreed to provide a total of $300,000 of financing to support this development initiative. By early fiscal year 2014, we had completed this initial phase of the development program, the technology was tested by SA, the tests results were accepted by SA and SA made their final payment of $125,000 against their $300,000 financing commitment.

As part of this undertaking, the Company produced and delivered several final prototype units to SA in 2014. Since then, we have been waiting for SA to advise us on their decision whether or not to proceed with orders for up to several hundred field units to be placed at SA operating wells in various locations for real time testing and measurement.This is the precursor to what we believed would be full scale commercial rollout. By late fiscal 2014, however, the project had not moved forward beyond the initial development initiative and there has been no definitive update from SA since then.

Based on these developments, the Company decided to write down its investment in the SA related deferred development costs that it had previously carried in its balance sheet to nominal value – in the fiscal quarter ended July 31, 2014 it recorded a reserve of $639,158. The overall project results, spanning 3 years between 2011-2014, are summarized as:

Total costs incurred:	$939,158
Total costs recovered:	(300,000)
Net amount reserved:	$639,158

While we have previously reported that we anticipated that we would move ahead with the field trials of this unit under a $2 million client funded program in 2015 fiscal year, this has not as yet materialized and there is no current indication from SA that they are moving forward. There remains potential carry forward benefits to the Company should this project be restarted in future but, at this date, there can be no assurances that this will happen.

The Company has filed provisional patents with the United States Patent and Trademark Office (“USPTO”) for the technology that it has developed.

Northeast: Our product development initiative with Northeast began in 2013. We initially approached Northeast with respect to the development of a sensor platform designed to detect partial discharges inside a transformer.

The proof of concept work was completed in 2014 and Northeast paid the Company $200,000 as was previously agreed at that point in time.

During much of fiscal 2014 and through May 2015, we negotiated with Northeast in an attempt to achieve an overall agreement on all aspects of a joint project development agreement (“JPDA”). Ultimately, we were able to execute a “Most Favored Nations” agreement with Northeast in May 2015 whereby Northeast would be entitled to preferential pricing on future commercial transactions with the Company once it had completed a commercial version of the partial discharge technology. In the meantime, Northeast remained committed to working with the Company, meeting on a regular basis to review technical updates, testing results, etc., on work that our subcontractors were performing for the Company.

In 2015 we attempted to secure additional funding for this project from an outside foreign strategic partner who had expressed specific interest in the work that we were undertaking for Northeast. We incurred additional expenses in preparing technical specifications and presentations for that group between January-April of 2015.

In 2014 and continuing into 2015 we began development work with Northeast on a low cost power line conditioning monitoring device designed for transmission power lines. We developed this initiative to the point where we were completing proof of concept and building initial prototypes for this application.

We also worked during this period with Northeast on the initial development of a small robotic sensor based platform to test for corrosion within underground pipelines, with the goal of ultimately being able to electronically map and measure the extent of corrosion in 100% of a pipeline. Again, in this case, we developed the initiative to the point where we were completing proof of concept and building initial prototypes for this application. We anticipated that we would be in a position to recover a portion of our costs incurred from Northeast, as we had done earlier with the partial discharge program.

By the end of 2015, the Company had incurred in excess of $2 million in its development initiatives with Northeast. It was unable to secure additional financial support from Northeast at that time and, accordingly, it decided to suspend additional development efforts until such time as sufficient incremental financing is secured.

On that basis at October 31, 2015, the Company has written down its investment in the deferred development costs relating to the work it has completed on all of the Northeast related projects. At October 31, 2015 it reflected a 4th quarter write down reserve of $2,270,329 against this work.

The Company believes that there is a substantial opportunity to further develop these technology applications in future and it retains the intellectual property related thereto. In 2016 it will continue to evaluate its strategic options in this segment of its product line.

In completing the work described above on these different projects, the Company has filed for provisional patents with the USPTO and it retains the ownership of this intellectual property.

Chevron: We began working with Chevron in 2013 when we entered into a JPDA. The proposed development work in that JPDA specified a series of milestones in keeping with our standard development process.

The initial thrust of the work was to develop and test fluorescent magnetic nanoparticles in the application of interwell tracers. We successfully completed the proof of concept and prototype phases. This work progressed in 2014 and the go forward thrust of our development work was to develop a well head real time detection platform for the detection of existing interwell tracer chemicals to measurement levels as low as 300 parts per trillion. By October 31, 2014, Chevron had funded approximately $175,000 of the development costs we had incurred to that point of time.

In 2015, this work was significantly advanced. We worked extensively with key subcontractors building towards a lab demonstration late in the calendar year designed to differentiate between 8-9 interwell tracers simultaneously. These tests provided positive results in the demonstration and Chevron is now finalizing their review of these results.

In 2015, Chevron funded our development activity in the amount of approximately $1.5 million.

We are awaiting the start of the next phase of activity which will be infield live demonstrations and testing of an initial number of wells in real time. If this next phase, which is anticipated during 2016, is successful, we will have the opportunity for possible deployment of the technology throughout Chevron’s organization. In 2015, Chevron requested a quote on a multiyear rollout of up to 2,000 manufactured units.

In 2015 we executed a Technology Cooperation Agreement with Chevron relating to the development of a cement integrity sensor platform. Initial work has been completed in the proof of concept phase of development activity. Chevron has prioritized this initiative as a development project in 2016.

Castrol: We entered into a JPDA with Castrol in December 2014. The development project is to develop a MEMS solution for real time detection of wear elements in lubricating fluids for deployment initially in non-automotive markets and thereafter for the automotive market. During 2015 we were successful in completing the initial phases of that agreement whereby we have now provided the initial prototypes to Castrol and these have been accepted. We have to date received $488,500 as payment from Castrol as of October 31, 2015 and an additional $250,000 subsequent to year end. We are awaiting an additional payment of $250,750.

Castrol has commissioned us to produce initial field units for testing. These units are larger than the ultimate product intended for the automotive market. We believe that we will penetrate this market in 2016 while development work will continue on miniaturizing the technology for the automotive market by 2017.

The next phase of activity will be to identify a manufacturer for the anticipated rollout of the field units to the non-automotive markets.

At October 31, 2015 we reported $926,777 of deferred development costs relating to this project. We have filed provisional patents associated with this development work with the USPTO.

Flextronics: In 2014 we executed a JPDA with Flextronics to test, manufacture and, ultimately, to commercialize the Company’s patented automotive oil pan plug sensor suite for automotive OEMS. This JPDA developed after we had spent several years pursuing a proof of concept with GM.

Flextronics has indicated that the initial field development in automobile testing will commence in early 2017 and that scale production could begin by 2018.

A new standalone opportunity for the Company with another automotive parts manufacturer developed in 2015 as a result of the ongoing dealings that the Company has had with Flextronics. The Company believes that this will develop into a standalone new development contract in 2016.

The Company's investment in deferred development costs between 2013-2015 is summarized as below.

	Project	Project	Project	Project	Project	Other	Total
	1	2	3	4	5

Balance at 10/31/2012	364,870	-	-	-	205,237	148,057	718,164
Additions	236,960	89,986	-	10,000	208,303	132,195	677,444
Recoveries	(100,000)	(87,290)	-	-	-	(46,000)	(233,290)
Writedowns						(234,241)	(234,241)
Balance at 10/31/2013	501,830	2,696	-	10,000	413,540	11	928,077
Additions	262,328	1,622,554	387,519	1,427,634	116,000	120,424	3,936,459
Recoveries	(125,000)	(87,290)	(250,000)	(200,000)	-	-	(662,290)
Writedowns	(639,158)	-	-	-	-	(37,632)	(676,790)
Balance at 10/31/2014	-	1,537,960	137,519	1,237,634	529,540	82,803	3,525,456
Additions	-	1,321,015	1,027,758	1,032,695	300,139	42,293	3,723,900
Recoveries	-	(1,545,132)	(238,500)	-			(1,783,632)
Writedowns	-			(2,270,329)		(125,096)	(2,395,425)
Balance at 10/31/2015	-	1,313,843	926,777	-	829,679	-	3,070,299

Intellectual Property

The Company has been active in building its intellectual property portfolio during 2015 as it has furthered the above-noted development projects. We have engaged a Washington, DC based law firm to assist us in these efforts. The Company incurred $213,820 of patent related costs in 2015.

In 2015 the Company wrote off its residual investment of approximately $67,000 that related to the original memory related patents that it holds but which it has not pursued since it abandoned further development efforts on its memory related technology in 2008.

Share Capital

At October 31, 2015 the Company had 197,176,368 common shares outstanding (2014: 188,436,724). Additionally, the Company has 9,817,000 stock options outstanding with a weighted average exercise price of $0.31 per share (2014: 12,105,000 options outstanding with a weighted average exercise price of $0.27 per share) and there are no remaining warrants outstanding (2014: 4,485,463 outstanding warrants with a weighted average exercise price of $0.37 per share).

Changes to Our Board of Directors and Management:

Our 2014 – 2015 Annual Meeting of Shareholders is scheduled for April 26, 2016. The Company will propose a slate of directors for the ensuing year at the meeting.

Our 2013 Annual Meeting of Shareholders was held on January 30, 2015. Salvatore Fuda, , Joseph Fuda, David Sharpless, Steven Van Fleet, Oliver Nepomuceno, Larry Blue, Alex Dey, Craig Carlson and Brian Von Herzen were reelected to serve on our Board of Directors. Andrew Brandt did not stand for reelection to our Board of Directors. Messrs. Salvatore Fuda, Joseph Fuda, Dan Amadori and Steven Van Fleet continue to serve as officers of the Company. Craig Carlson was appointed to serve on our Board of Directors in December 2013 and Brian Von Herzen was appointed in February 2014. Craig Carlson resigned from our Board of Directors on April 15, 2015.

Equity Financing Transactions:

During 2015, the Company raised $565,777 of financing from the exercise by warrant holders of 2,988,876 common share purchase warrants issued in previous private placements that the Company has arranged. At October 31, 2015, there are no remaining warrants outstanding.

In the year ending October 31, 2015, the Company raised $1,153,007 of financing from the exercise by officers, directors and employees of 4,428,000 common stock options.

In the year ending October 31, 2015, the Company completed two private placements and received gross proceeds of $175,000 and issued a total of 422,768 common shares.

Between August to October 2015, the Company secured a series of bridge loans from investors totaling $1,287,500 CDN ($976,673 US). These loans are secured by a floating charge on the assets of the Company. The maturity date of the loans were originally set as 30 days in each case and have been renewed by the investors through November 2015. The interest rate on the loans ranges from 2% to 3% per month. These bridge loans were not convertible into common shares as at October 31, 2015. One of the bridge loans obtained in the amount of $300,000 CDN ($229,446 US) plus accrued interest of $6,000 CDN ($4,588 US) was repaid on September 4, 2015. The maturity dates on this series of bridge loans has since been extended until April 1, 2016.

In August 2015, the Company secured a bridge loan of $200,000 from an investor. The loan is secured by a floating charge on the assets of the Company within a maturity date of November 1, 2015. The interest rate on the loan is calculated at 3% per month, payable is arrears. This bridge loan was not convertible into common shares at October 31, 2015. The maturity date on the loan has since been extended until May 2, 2016.

In 2014 the Company realized $6,801,619 of proceeds from the exercise of 27,410,717 common share purchase warrants.

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

In 2013 the Company completed a series of private placement financings with investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. The Company received gross proceeds of $2,910,532 and issued a total of 16,106,957 common shares. Additionally 16,106,957 common share purchase warrants with an average price of $0.27 were attached to the private placements completed during 2013. All warrants issued in 2013 have a 12 month term from issue date.

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

Intangible Assets and Patents:

Intangible assets comprise the costs which the Company has capitalized relating to the technical expertise and knowhow that the Company has developed with respect to the commercialization efforts relating to its sensor technology. In 2012, the Company determined that it had sufficiently advanced its expertise and product knowledge relating to the general commercialization efforts for its sensor technology in multiple industry vertical applications. We anticipate that we will realize commercial economic benefits from the exploitation of these intangible assets in future. Accordingly, we reported $58,057 (2014 = $77,409) of intangible assets at October 31, 2015, representing direct costs incurred with respect to such assets less amortization expense.

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

In 2015, we continued our activity with respect to advancing certain provisional patents relating to projects that are underway with current assignments and projects with our development partners as described above. We capitalized $213,820 of legal fees associated with this work.

With respect to our memory related patents for which we have no immediate plans to further develop, we began in 2013 to attempt to monetize these through the potential sale of such patents. We have written down our net investment in these patents to nominal value in 2015.

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

The Company made $1,287 of capital expenditures in 2015; $16,508 of capital expenditure in 2014; and $14,839 of capital expenditures in 2013.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section of the Form 20-F has been prepared to provide a more substantive discussion of our business and to assist the reader in analyzing the audited consolidated financial statements for the years ended October 31, 2015, October 31, 2014 and October 31, 2013. This discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes in this Annual Report, which are prepared in accordance with IFRS and are stated in United States dollars.

A.	Operating Results

The following table sets forth certain selected financial information of our Company:

Selected statement of operations and deficit information

	2015	2014	2013
Interest and other income	-	-	-
Administration	426,361	325,453	378,497
Professional and other fees and salaries	1,952,302	2,360,867	1,572,515
Travel and entertainment	193,861	329,779	210,852
Other expenses	2,780,145	769,519	197,522
Stock compensation expense	1,163,941	379,253	368,790
(Gain) Loss on derivatives	-	-	3,205,752
Loss for the year	6,516,610	4,164,871	5,933,928
Loss per share - basic and diluted	0.03	0.02	0.04

Selected balance sheet information

	2015	2014	2013
Working capital (deficiency)	$(2,049,302)	$1,034,921	$425,888
Other Assets	3,453,190	3,827,852	1,110,431
Total Assets	3,667,866	5,636,605	2,166,455
Shareholders’ equity (deficiency)	1,403,888	4,862,773	1,536,319

Fiscal 2015 Compared to Fiscal 2014

The Company reported a loss of $6,516,610 in 2015 versus a loss of $4,164,871 in 2014.

The change in loss from operations in 2015 from 2014 resulted from several components including:

(a)

Professional fees including audit and legal expenses were $466,411 in 2015 (2014: $420,902). Our costs were higher in 2015 as a result of the audit of our internal controls over financial reporting required by the Sarbanes-Oxley Act, additional legal costs incurred with respect to contract negotiations with our development partners, and the pending litigation matter discussed below in ITEM 8 – Financial Information below.

Consulting fees totaled $1,039,316 in 2015 (2014: $1,535,522); in 2014 the Company paid additional compensation to the CEO of $534,398 above the CEO’s base compensation (in 2015: nil) and a performance based bonus of $50,000 to the CFO (in 2015: nil).

Salaries expense was $446,575 in 2015 (2014: $404,445).

The advance reported at October 31, 2014 to Mr. Steven Van Fleet, the President of MAST, in the amount of $244,074 was converted in February 2015 to performance based additional compensation. There were no outstanding advances to the senior management team at October 31, 2015 (2014: $244,074).

In 2015, other expenses included an impairment reserve of $2,270,329 relating to one of the Company’s deferred development projects. The Company also incurred additional development costs of $178,000 pertaining to one specific project that it initiated in 2015, but which project did not ultimately go forward.

In 2014 the Company had an impairment reserve of $639,158 ($764,158 of costs incurred less recoveries of $125,000) on one of its deferred development projects.

(b)	The remaining costs categorized as other expenses include:

(i)	Amortization expense of $7,177 ($7,357 in 2014) on property and equipment and amortization of $67,263 (2014 = nil) relating to the balance of its investment in its original memory patents, and

(ii)	Foreign currency expense of $59,687 ($58,491 in 2014).

(c)

Travel and entertainment expense decreased to $193,861 in 2015 from $329,779 in 2014. The Company incurred significantly more travel related costs in 2014 relating to the increased level of activity that it was engaged in at that time.with its current clients. The Company incurred reduced travel expenses in 2015 through a concerted effort to reduce its operating costs.

(d)

Stock compensation expense, calculated in accordance with the Black Scholes option pricing model, was $1,163,941 in 2015 relating to the issuance of 2,165,000 stock options awarded to directors, officers and staff (2014: expense of $379,253 relating to the issuance of 630,000 stock options).

(e)

Administration costs include rent, communication costs, insurance, filing fees and costs associated with the Annual General meeting. These costs were comparable in 2015 and 2014. The Company also reported interest expense of $36,714 ($28,640 in 2014).

Balance Sheet Data:

(a)	At October 31, 2015, the Company had working capital of ($2,049,302) compared to $1,034,934 at October 31, 2014.

(b)	The investment in deferred development costs by project for the three year period from 2013 – 2015 is summarized in ITEM 4.B above.

(c)	The Company completed equity and bridge loan financings in 2015 and 2014 as summarized in ITEM 4.B. above.

Fiscal 2014 Compared to Fiscal 2013

The Company reported a loss of $4,164,871 in 2014 versus a loss of $5,933,928 in 2013. In 2013 the net loss included a non-cash loss on the revaluation of derivative warrant liability of $3,205,752; excluding this component, the 2013 loss was $2,728,176.

The increase in loss from operations in 2014 resulted from several components including:

(a)	An increase of $788,352 in professional fees, other fees and salaries in 2014 (2014 expense of $2,360,867 versus 2013 expense of $1,572,515).

In 2014 the Company incurred additional legal fees relating to contract negotiations with its customers, additional costs associated with its audit of internal control over financial reporting, which was required in 2014 given the Company’s status as an accelerated filer and additional salary and fees paid to officers, directors and employees of approximately $600,000. Research and development costs increased from $160,920 in 2013 to $703,671 in 2014, an increase of $542,751. In 2014 the Company wrotedown its net investment of $639,158 in the nanoparticle detector platform.

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

At October 31, 2014, the Company had working capital of $1,034,921 compared to $425,888 at October 31, 2013. Included in deposits and other receivables at October 31, 2014 is a $244,074 advance provided to Mr. Steven Van Fleet, the President of MAST Inc., the Company’s active U.S. subsidiary. This advance was authorized by the Company’s Compensation Committee in May 2014 and is recoverable by the Company against future compensation.

The Company’s investment in deferred development costs increased to $3,525,456 at October 31, 2014 from $928,077 in 2013, an increase of $2,597,379. The Company’s activities with its customers increased and progressed on multiple fronts in 2014 as described in Item 4 of this Annual Report. A reconciliation of the increase in the Company’s investment in its deferred development costs in 2014 is provided above in the table in Item 4.B. above.

Unaudited quarterly financial information

Three months ended (unaudited)	Revenues $	Expenses $	Loss in period $	Loss per share $
January 31, 2014	-	552,123	(552,123)	-
April 30, 2014	-	922,183	(922,183)	-
July 31, 2014	125,000	1,727,411	(1,602,411)	(0.01)
October 31, 2014	(125,000)	963,154	(1,088,154)	(0.01)
January 31, 2015	-	638,088	(638,088)	-
April 30, 2015	-	1,102,664	(1,102,664)	(0.01)
July 31, 2015		1,175,706	(1,175,706)	(0.01)
October 31, 2015		3,600,152	(3,600,152)	(0.01)

B. Liquidity and Capital Resources:

Liquidity

We have not yet realized commercial revenues from the exploitation of our technology platforms. We currently do not have positive cash flow from operations and will not realize positive cash flow until we license or directly produce and sell products utilizing our technology platforms.

We currently have no lines of credit available. We have, to date, relied on obtaining equity financing from investors through private placements, through the exercise by shareholders of common share purchase warrants, through the exercise of common stock options by officers and directors, and through bridge loans that the Company has secured in order to meet our cash flow needs until we can generate sustainable revenues. At October 31, 2015 we had a working capital deficiency of $2,049,302 (2014: $1,034,921) including cash on hand of $158,568 (2014: $935,987) and our monthly overhead cash expenses approximate $175,000. Since October 31, 2015 we have raised an additional $1,401,280 of bridge loan financing. We have also received $443,750 of additional funding from our development partners.

We have granted to our directors, officers and other employees a number of options to purchase shares at prices that are at or above market price on the date of grant. None of the optionees has any obligation to exercise their options and there can be no guarantee that we will realize any funds from these options.

Capital Resources

We made $1,287 of capital expenditures in 2015; in 2014 we made $16,508 of capital expenditures; and in 2013 we made $14,839 of capital expenditures.

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

F. Tabular Disclosure of Contractual Obligations:

A summary of our financial commitments as of October 31, 2015 is as below:

	Payments due by period
	Total	Less than 1	1-3 years	3-5 years	More than 5
		year			years
Operating lease obligations	62,188	35,536	26,652	-	-

Purchase obligations	3,756,000	2,653,000	1,103,000	-	-

Total:	3,818,188	2,688,536	1,129,652	-	-

In addition to these financial commitments, the Company has management agreements with its senior executives which are operative on a month to month basis. At October 31, 2015 these agreements stipulate the following monthly obligations for the Company’s senior management team:

Chairman	$12,500CDN ($8,750 US)
President	$21,333CDN ($15,145 US)
President, MAST	$19,000 US
CFO	$12,500CDN($8,750 US)

Critical Accounting Policies:

Our significant accounting policies are set forth in our consolidated financial statements, which should be read in conjunction with management's discussion of our critical accounting policies and estimates set forth below.

Our consolidated financial statements for the period have been prepared in accordance with IFRS which, in our case conforms in all material respects with U.S. GAAP except for the accounting for development expenditures reported, for intangible assets, warrant modification and modification of the conversion feature of bridge loans reported in the fiscal years ended October 31, 2015, 2014 and 2013.

We have not yet realized commercial revenues from the exploitation of our technology. Under IFRS, research costs are expensed in the period incurred. Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under IFRS which is the translation of research findings or other knowledge into a plan for the technology prior to commercial production or use. Under U.S. GAAP all development expenditures are expensed as incurred. As at October 31, 2015, the Company capitalized $3,070,299 (2014: $3,525,456) of development costs and capitalized $58,057 (2014: $77,409) as intangible assets under IFRS.

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

C.

On November 17, 2014, Micromem and MAST (“Plaintiffs”) commenced a lawsuit in the United States District Court for the Southern District of New York against Dreifus Associates Limited and Henry Dreifus (“Defendants”). Plaintiffs original complaint contained five causes of action by which they sought money damages, declaratory relief and specific performance relating to certain contracts. On February 24, 2015, Plaintiffs filed an amended complaint to add a claim for declaratory relief relating to a patent held by Plaintiffs. In March 2015, the Defendants responded to the allegations filed by Plaintiffs. The Defendants have denied the substantive allegations in the complaints filed by Plaintiffs and sought to have the action transferred to Florida where the Defendants reside. Additionally, the Defendants have counterclaimed seeking approximately $270,000 of disputed charges for services allegedly rendered and also seeking inventorship status on one of the Company’s patents.

D.

In addition to the above, the Company may be subject to litigation, claims and governmental and regulatory proceedings arising in the ordinary course of business. In such cases, the Company would accrue a loss contingency for these matters when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The Directors and Executive Officers of Micromem as at February 29, 2016 are set forth below:

Name	Age	Position

Salvatore Fuda	80	Chairman of the Board of Directors
Joseph Fuda	54	President, Chief Executive Officer and Director
Dan Amadori	64	Chief Financial Officer
Steven Van Fleet	61	Director and President of MAST, Inc.
David Sharpless	65	Director
Larry Blue	59	Director
Oliver Nepomuceno	46	Director
Alex Dey	72	Director
Brian Von Herzen	56	Director

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

Dan Amadori has served as Chief Financial Officer of Micromem since June 2004. He has also served as Chief Financial Officer of Leader Capital from June 2004 – March 2009. He served as a Director and Chair of the Audit Committee of Ontex Resources between September 2003 and March 2005. He served as CFO of Echo Power Generation Inc. from June 2004 - March 2008. He served as a director of Hydrive Technologies Inc. from 2004-2008 and as Chair of the Audit Committee of Hydrive from 2006-2008. He served as a Director and CFO of XGEN Ventures Inc. between November 2005 and September 2009. He was appointed as Chairman of Kingsway Arms Retirement Residences in August 2011. He is President of Lamerac Financial Corp., a financial advisory firm and has held that position since October 1988. Mr. Amadori is a Chartered Professional Accountant and holds an MBA from the Ivey School of Business.

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

BrianVonHerzen Since 1993, Dr. Von Herzen has served as Chief Executive Officer at Rapid Protoypes, Inc. providing turnkey electronic product design services, including commercial product specifications and fully functional engineering product prototypes, frequently using programmable logic devices. Rapid Prototypes is expert in electronic engineering design technologies designed to minimize time to market for new electronic products in networking, consumer electronics and other commercial products. The company has developed some of the world’s fastest commercial FPGA applications. Dr. Von Herzen also serves on the board of directors of the Climate Foundation and Bright Energy Storage Technologies, LLP. Dr. Von Herzen has also developed software and hadware systems ranging from apps on smartphones to multi-GHz correlating spectrometers for the Caltech Submillimeter Observatory. He has extensive experience with electronic and optical system development for commercial electronic products.

Craig Carlson was appointed to the Board of Directors on December 1, 2013. He resigned as a director of the Company on April 15, 2015.

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

B.	Compensation

	Annual Compensation			Long-Term Compensation
				Awards
	Fiscal	Salary	Bonus	Other Annual	Securities
Name and	Year	(US$)	(US$)	Compensation	Under Options
Principal Position				(US$)	Granted (#)
Joseph Fuda	2012	190,000	-	-	30,000[1]
Chief Executive Officer	2013	318,000	-	-	-
	2014	234,107	534,398	-	-
	2015	150,786	-	-	22,500[6]
Salvatore Fuda,	2012	150,000	-	-	110,000[1]
Chairman of the Board of	2013	146,599	-	-	140,000[2]
Directors	2014	137,172	-	-	-
	2015	119,707	-	-	187,500[6]
David Sharpless	2012	-	-	-	190,000 [2]
Director	2013	-	-	-	140,000 [2]
	2014	-	-	-	25,000
	2015	-	-	110,250	375,000 [7]
Steven Van Fleet	2012	261,000	-	-	500,000 [1]
Director and President of	2013	231,000	-	-	140,000 [2]
	2014	230,193		-	35,000 [4]
	2015	227,648	244,074	-	-
Dan Amadori	2012	175,000	-	-	190,000 [1]
Chief Financial Officer	2013	146,649	33,589	-	140,000 [2]
	2014	151,063	53,982	-	20,000 [4]
	2015	119,707	-	-	-
Larry Blue	2012	-	-	-	190,000 [1]
Director	2013	-	-	-	140,000 [2]
	2014	23,877	-	-	25,000 [4]
	2015				300,000 [7]
Oliver Nepomuceno	2012	-	-	-	190,000 [1]
Director	2013	-	-	-	140,000 [2]
	2014	-	-	-	25,000 [4]
	2015	-	-	61,250	-
Alex Dey	2012	-	-	-	-
Director	2013	-	-	-	140,000 [2]
	2014	-	-		300,000 [4]
	2015			49,000	-
Craig Carlson	2012	-	-	-	-
Director	2013	-	-	-	300,000 [3]
	2014	14,866	-	-	25,000 [4]
	2015	34,705	-	-	-
Brian Von Herzen	2012	-	-	-	-
Director	2013	-	-	-	-
	2014	* 5	-	-	325,000 [4]
	2015	* 5	-	-	-

Notes:

1.	Each option entitles the holder to purchase one common shares at a price of $0.35 per share prior to expiration in April 2017.

2.	Each option entitles the holder to purchase one common share at a price of $0.30-$0.27 CDN per share prior to expiration between January and September 2018.

3.	Each option entitles the holder to purchase one common share at a price of $0.35 per share prior to expiration in October 2018.

4.	Each option entitles the holder to purchase one common share at a price of $0.64 per share prior to expiration in April 2019.

5

Brian Von Herzen became a director in February 2014. Rapid Prototypes, Inc, a company whose major shareholder is Mr.Von Herzen, invoices the Company for engineering, product development and design services. In 2015 the total charges invoiced to the Company by Rapid Prototypes was $1,049,524; in 2014 Rapid Prototypes invoiced $1,843,643.

6.	Each option entitles the holder to purchase one common share at a price of $0.46 per share prior to expiration in August 2020.

7.	Each option entitles the holder to purchase one common share at a price of $0.49 per share prior to expiration in June 2020.

Options are offered to directors, executive officers and employees to purchase our common shares at an exercise price equal to or above the market price for the common shares at the date that the options are granted. These options are approved by the Compensation Committee. None of the directors have agreements that provide for benefits upon termination of service.

In 2015 a total of 2,165,000 stock options were granted to officers, directors, employees and outside consultants. The exercise price for 975,000 options granted in January 2015 was $0.49 per share; the exercise price for 940,000 options issued in August 2015 was $0.46 per share; the exercise price for 250,000 options issued in September 2015 was $0.40.

In 2014 a total of 630,000 stock options were granted to officers, directors, employees and outside consultants. The exercise price for 350,000 options granted in February 2014 was $0.85 per share; the exercise price for 280,000 options issued in April 2014 was $0.64 per share.

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

Our Board of Directors meets on an as required basis during the fiscal year. Our Board of Directors met formally in February 2015. The Board was also convened informally as of each quarter end.

Our Audit Committee regularly during fiscal 2015 for the purpose of approving and recommending to the Board the quarterly financial statements and our yearend financial statements. In addition, our Audit Committee receives regular periodic reports from management.

Our Compensation Committee met regularly in 2015 and additionally receive regular reports from management. Our Compensation Committee approves Management and Director Compensation and all stock option grants for recommendation to the Board of Directors.

Our Disclosure Committee met as required in 2015 to review our various press release disclosures and to monitor our general practices relating to our disclosure requirements.

Audit Committee

The Board of Directors has appointed an Audit Committee consisting of three independent directors. The members of the Audit Committee are Alex Dey, Oliver Nepomuceno and David Sharpless (Chairman), each of whom serves in such capacity until the Board of Directors’ next annual meeting. The Audit Committee is responsible for the integrity of our internal accounting and control systems. The committee receives and reviews our financial statements and makes recommendations thereon to the Board of Directors prior to its approval by the full Board of Directors. The Audit Committee communicates directly with our external auditors in order to discuss audit and related matters whenever appropriate. In 2015 the Audit Committee met formally in January, February March, June, September and October.

Compensation Committee

The Board of Directors has appointed a Compensation Committee which meets on executive compensation matters as and when required. Our Compensation Committee includes Oliver Nepomuceno and Alex Dey as outside directors. The Compensation committee met on a quarterly basis in 2015.

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

E.	Share Ownership

NAME	SHARES OWNED	OPTIONS HELD	OPTION EXERCISE PRICE	EXPIRATION DATE	% OF TOTAL [1]
Joseph Fuda Chief Executive Officer and Director	406,447	1,622,000 22,500	$0.20 $0.46	10/31/2016 08/20/2020	1.04% (2,050,947)
Salvatore Fuda Chairman of the Board of Directors and Director	4,898,501[2]	700,000 187,500	$0.20 $0.46	10/31/2016 08/20/2020	2.93% (5,786,001)
David Sharpless Director	325,000	375,000	$0.49	06/04/2020	0.36% (700,000)
Steven Van Fleet Director and President of MAST, Inc.	-	1,000,000 500,000 75,000 65,000 35,000	$0.20 $0.35 $0.30 $0.27 $0.64	10/31/2016 4/15/2012 01/22/2.18 09/16/2018 04/25/2019	0.85% (1,675,000)
Dan Amadori Chief Financial Officer	612,517[3]	1,000,000 75,000 65,000 20,000	$0.20 $0.30 $0.27 $0.64	10/31/2016 01/22/2018 09/16/2018 04/25/2019	0.90% (1,772,517)
Larry Blue Director	193,600	25,000 300,000	$0.64 $0.49	04/25/2019 06/04/2020	0.26% (518,600)
Oliver Nepomuceno Director	1,078,572	350,000 190,000 75,000 65,000 25,000	$0.20 $0.35 $0.30 $0.27 $0.64	10/31/2016 04/10/2017 01/22/2018 09/16/2018 04/25/2019	0.90% (1,783,572)
Alex Dey Director	776,373[4]	125,000 100,000 75,000 65,000 30,000	$0.35 $0.20 $0.30 $0.27 $0.64	04/5/2016 10/31/2016 01/22/2018 09/16/2018 04/25/2019	0.59% (1,171,373)
Craig Carlson	-	-	-	-	0.0% (0)
Brian Von Herzen	-	300,000 25,000	$0.85 $0.64	02/10/2019 04/25/2019	0.16% (325,000)

[1]	Calculated based on shares owned plus options held as a percentage total of shares outstanding as of October 31, 2015, plus options held.
[2]	4,803,611 shares are held by a corporation wholly owned by a trust established for the benefit of members of Salvatore Fuda's family.
[3]	215,716 shares are held by a corporation controlled by Mr. Amadori.
[4]	254,863 shares are held by a corporation wholly owned by Mr. Dey.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders:

No shareholder holds greater than 5% of the common shares outstanding. As of the date of this Annual Report approximately 58% of the issued and outstanding common shares are held by Canadian investors; approximately 21% of the issued and outstanding shares are held by U.S. investors; and approximately 21% are held by investors outside of Canada and the U.S.

B.	Other Related Party Transactions:

The Company reports the following related party transactions:

(a)	Mr. Salvatore Fuda: Our Chairman of the Board receives cash compensation on a month to month basis calculated at an annual rate of $150,000 CDN ($104,000 US at current exchange rates).

In 2015 Mr. Fuda was granted 187,500 stock options at an average exercise price of $0.46; he was not granted any stock options in 2014. In 2013 Mr. Fuda was awarded a total of 140,000 stock options at an average exercise price of $0.29 CDN per share.

The total compensation paid to our Chairman of the Board during the year ended October 31, 2015 was $119,707 of cash compensation and $64,271 of stock based compensation (2014 - $137,172 of cash compensation and nil stock based compensation; 2013 - $146,599 of cash compensation and $21,163 of stock based compensation).

In 2014 the Company provided a short term non-interest bearing advance of $38,084 against monthly compensation due to the Chairman. This advance was repaid subsequent to October 31, 2014. The Company provided short term non-interest bearing advances of $198,673 to the Chairman during 2015 and the Chairman made repayments of the total outstanding balance of $236,757.

(b)	Management and consulting fees and advances:

Included in professional fees, other fees and salaries as reported are management fees and consulting fees paid or payable to individuals (or Companies controlled by such individuals) who served as officers, directors and employees of the Company. The total compensation paid to such parties is summarized as:

	2015	2014	2013
Cash compensation	$936,199	$1,482,153	$805,574
Less portion capitalized to deferred development costs	(122,804)	(169,664)	(202,820)
	813,395	1,312,489	602,754

Share compensation	220,500	-	-
Stock based compensation	524,583	325,074	195,720

	$1,558,478	$1,637,563	$798,474

In 2015 these parties were awarded a total of 975,000 stock options at an average exercise price of $0.49 per share and 412,500 stock options at an average price of $0.46 per share (2014 – 540,000 stock options at an average price of $0.76CDN per share; 2013 – 1,292,500 stock options at an average exercise price of $0.29 per share).

In 2015 the Company was invoiced $1,049,524 (2014-$1,843,634; 2013- $391,192) by Rapid Prototypes, Inc (RPI), a company whose major shareholder is Brian Von Herzen, who has served as a director of the Company since February 2014 and who also serves as our Chief Technology Officer. These charges have been capitalized as deferred development costs. Included in accounts payable at October 31, 2015 is $227,215 owing to RPI.

In 2015, 450,000 common shares were issued to three directors as compensation for services provided. These common shares were valued at $220,500.

In 2015 officers, directors and a senior employee exercised 4,088,000 options resulting in proceeds to the Company of $1,055,491.

The CEO was provided short term non-interest bearing advances of $550,972 during the year and made repayments totaling $542,615 and the remaining $8,357 was settled through the allocation of compensation due to the CEO. There are no advances receivable from the CEO as at October 31, 2015.

The President of MAST met performance targets in February 2015 settling his advances receivable from 2014. The advance receivable was converted to salaries at that time. There were no advances to the President of MAST during 2015.

A senior employee was provided short term non-interest bearing advances of $166,366 during the year and made repayments totaling $247,252 resulting in no outstanding advances receivable as at October 31, 2015.

In all cases the advances were provided as advances against expenses incurred or compensation due to these individuals.

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

In 2014, a senior employee was provided with an advance of $80,916 against monthly compensation due to the employee. This advance was non-interest bearing. The advance was repaid in December 2104.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Our consolidated financial statements for the years ended October 31, 2015, 2014 and 2013 have been prepared in accordance with IFRS.

We have never paid a dividend on our securities. We do not anticipate paying dividends in the foreseeable future.

In November 2014 the Company commenced an action against a contractor claiming multiple causes of action and is seeking damages relating to services provided by the contractor between 2008-2011. At February 25, 2015, the contractor has denied the allegations and is seeking dismissal of the Company’s claims. As of October 31, 2015 there were no other legal proceedings outstanding.

B.	Significant Changes

Significant Changes since October 31, 2015 are as presented in Note 23 to the Company’s Consolidated Financial Statements. See “ITEM 18 – Financial Statements”.

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

Period	High	Low

Last six months:
February 2016	0.36	0.24
January 2016	0.38	0.25
December 2015	0.42	0.22
November 2015	0.45	0.30
October 2015	0.45	0.34
September 2015	0.50	0.37
Last eight quarters:
Q1 2016
Q4 2015	0.55	0.34
Q3 2015	0.64	0.41
Q2 2015	0.60	0.41
Q1 2015	0.80	0.47
Q4 2014	0.70	043
Q3 2014	0.67	0.52
Q2 2014	0.78	0.59

Last five years:
2015	0.80	0.34
2014	1.50	0.40
2013	1.33	0.16
2012	0.49	0.10
2011	0.34	0.07

On February 29, 2016, the last reported sale price for our common shares on the OTC QX was $0.28.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Our authorized capital consists of an unlimited number of common shares, of which 197,176,368 shares were issued and outstanding as of October 31, 2015, and 2,000,000 special, redeemable, voting preference shares, referred to herein as special shares, none of which were outstanding, as of October 31, 2015.

Additionally the Company has 9,817,000 stock options outstanding with a weighted average exercise price of $0.31 (2014: 12,105,000 options outstanding with a weighted average exercise price of $0.27) There are no remaining warrants outstanding at 2015 (2014:4,485,463 outstanding warrants with a weighted average exercise price of $0.37).

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

In 2010 the Company entered into a month to month contract with Mr. Dan Amadori, its CFO, at the expiration of the employment agreement signed in 2008. These month to month arrangements continue at October 31, 2015. Under the terms of the contract, Mr. Amadori receives $12,500 CDN ($10,000 US) in monthly compensation and additional compensation at the discretion of the Compensation Committee.

In 2010 the Company entered into a month to month contract with Mr. Joseph Fuda, its President and CEO, at the expiration of the employment agreement signed in 2008. These month to month arrangements continue at October 31, 2015. Under the terms of the contract, Mr. Fuda receives $13,333CDN ($10,666US) and additional compensation at the discretion of the Compensation Committee.

In 2011 the Company entered into a month to month contract with Mr. Steven Van Fleet, the President of MAST at the expiration of the employment agreement signed in 2008. This month to month arrangement continues at October 31, 2015. Under the terms of the contract, Mr. Van Fleet receives $15,000US in monthly compensation and additional compensation at the discretion of the Compensation Committee.

In 2011 the Company entered into a month to month contract with its Chairman of the Board, Mr. Salvatore Fuda, at the expiration of the employment agreement signed in 2005. This month to month arrangement continues at October 31, 2015. Under the terms of the contract, Mr. Fuda receives $12,500CDN ($10,000US) in monthly compensation.

The total monthly commitment under these month to month arrangements is $45,666 at October 31, 2015.

In 2011-2012 the Company, through its wholly-owned subsidiary, Micromem Applied Sensor Technologies, Inc. entered into consulting and product development agreements with Rapid Prototypes, Inc. (RPI) whose major shareholder is Mr. Brian Von Herzen. Mr.Von Herzen was appointed to the Board of Directors of the Company in February 2014. He also serves as the Company’s Chief Technology Officer. RPI has invoiced the Company for professional engineering design and product development services since 2011; since becoming a director of the Company, RPI has invoiced the Company total fees of $2893,167.

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

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, referred to herein as the “Exchange Act”) as of October 31, 2015. Based on management's evaluation in 2015, our Chief Executive Officer and Chief Financial Officer concluded that, as of October 31, 2015, our disclosure controls and procedures were effective in that they were designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in our reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Exchange Act Rule 13a-15(e) also states that disclosure controls and procedures are designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of Micromem’s internal control over financial reporting as of October 31, 2015. In making this assessment, they used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment the Chief Executive Officer and Chief Financial Officer have concluded that, as of October 31, 2015, our internal control over financial reporting were effective.

Attestation Report of the Registered Public Accounting Firm.

Micromem’s internal control over financial reporting as of October 31, 2015 has been audited by Collins Barrow Toronto LLP, an independent registered public accounting firm in Toronto, Canada, as stated in their report which is included under “Item 18—Financial Statements” of this Annual Report.

Changes in Internal Control Over Financial Reporting

No changes in our internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, occurred during the fiscal year ended October 31, 2015 that has materially affected or is reasonable likely to materially affect, our internal controls over financial reporting.

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

The following table presents fees for professional audit services rendered by our auditors for the audit of our consolidated financial statements for the years ended October 31, 2015 and 2014, and fees billed for other services rendered by our auditors including our offerings of securities and tax services.

	Fiscal 2015	Fiscal 2014

Audit Fees	$150,133	$118,371
Audit Related Fees	-	-
Tax Fees	$4,000	$5,000
All Other Fees	-	-

Audit Fees

In 2015, we paid a total of $150,133 to Collins Barrow Toronto LLP for audit services; in 2014 we paid a total of $118,371 to Collins Barrow Toronto LLP for audit services.

Audit Related Fees

None

Tax Fees

We paid $4,000 of tax-related fees for services in 2015 and $5,000 of tax related fees in 2014 to Chiampou Travis LLP.

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

Consolidated Financial Statements of

MICROMEM TECHNOLOGIES INC.

For the years ended October 31, 2015 and 2014

(Expressed in United States Dollars)

Collins Barrow Toronto LLP
Collins Barrow Place
11 King Street West
Suite 700, PO Box 27
Toronto, Ontario
M5H 4C7 Canada

T. 416.480.0160
F. 416.480.2646

www.collinsbarrow.com

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Micromem Technologies Inc.:

We have audited the accompanying consolidated financial statements of Micromem Technologies Inc. and its subsidiaries, which comprise the consolidated statements of financial position as at October 31, 2015 and October 31, 2014 and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended October 31, 2015, October 31, 2014 and October 31, 2013 and notes comprising a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Micromem Technologies Inc. and its subsidiaries as at October 31, 2015 and October 31, 2014, and its consolidated financial performance and its consolidated cash flows for the years ended October 31, 2015, October 31, 2014 and October 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of October 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 2, 2016 expressed an unmodified (unqualified) opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 2, 2016

Collins Barrow Toronto LLP
Collins Barrow Place
11 King Street West
Suite 700, PO Box 27
Toronto, Ontario
M5H 4C7 Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	T. 416.480.0160
F. 416.480.2646

To the Shareholders of Micromem Technologies Inc.:	www.collinsbarrow.com

We have audited the internal control over financial reporting of Micromem Technologies Inc. and subsidiaries (the "Company") as of October 31, 2015, based on criteria established in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading “Disclosure Controls/Internal Controls” under the title “Compliance Related Reporting Matters” in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 31, 2015, based on criteria established in the Internal Control — Integrated Framework (2013) issued by Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as at October 31, 2015 and 2014 and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended October 31, 2015, October 31, 2014 and October 31, 2013, and notes comprising a summary of significant accounting policies and other explanatory information and our report dated March 2, 2016 expressed an unqualified audit opinion on those consolidated financial statements.

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 2, 2016

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

15. Contributed Surplus

16. Income Taxes

17. Expenses

18. Management Compensation and Related Party Transactions

19. Commitments

20. Contingencies

21. Financial Risk Management

22. Segmented Information

23. Subsequent Events

MICROMEM TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in United States dollars)

	October 31,	October 31,
	2015	2014
Assets
Current assets:
Cash	$158,568	$935,987
Deposits and other receivables (Note 8)	56,108	872,766
	214,676	1,808,753

Property and equipment, net (Note 9)	15,592	21,483
Deferred development costs (Note 10)	3,070,299	3,525,456
Intangible assets, net (Note 11)	58,057	77,409
Patents, net (Note 11)	309,242	203,504
	$3,667,866	$5,636,605

Liabilities and Shareholders' Equity (Deficiency)
Current liabilities:
Bridge loans (Note 14)	$966,588	$-
Accounts payable and accrued liabilities	1,297,390	773,832
	$2,263,978	$773,832
Shareholders' Equity (Deficiency)
Share capital: (Note 12)
Authorized: 2,000,000 special preference shares, redeemable, voting Unlimited common shares without par value
Issued and outstanding: 197,176,368 common shares (2014: 188,436,724) (Note 12)	$74,083,975	$70,802,776
Contributed surplus (Note 15)	27,213,204	27,436,678
Deficit	(99,893,291)	(93,376,681)
	1,403,888	4,862,773

	$3,667,866	$5,636,605

Going Concern (Note 2)
Management Compensation and Related Party Transactions (Note 18)
Commitments (Note 19)
Contingencies (Note 20)
Subsequent Events (Note 23)

Approved by:
"Joseph Fuda" (Signed)
Joseph Fuda, Director

"David Sharpless" (Signed)
David Sharpless, Director

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
STATEMENTS OF CONSOLIDATED LOSS AND COMPREHENSIVE LOSS
(Expressed in United States dollars)

For the years ended October 31,

	2015	2014	2013

Costs and expenses :
Administration (Note 17)	$426,361	$325,453	$378,497
Professional, other fees and salaries (Note 17)	1,952,302	2,360,867	1,572,515
Stock based compensation (Note 12)	1,163,941	379,253	368,790
Development costs (Note 17)	2,646,019	703,671	160,920
Travel and entertainment	193,861	329,779	210,852
Amortization of property and equipment (Note 9)	7,177	7,357	4,989
Amortization of intangible assets (Note 11)	-	-	19,352
Write-down of patents (Note 11)	67,262	-	-
Foreign exchange loss	59,687	58,491	12,261
Loss from operations	6,516,610	4,164,871	2,728,176

Other Income and Expenses
Gain on revaluation of embedded derivatives (Note 14)	-	-	(40,750)
Loss on revaluation of derivative warrants liability (Note 13)	-	-	3,246,502

Net loss before income taxes	(6,516,610)	(4,164,871)	(5,933,928)

Income taxes (Note 16)	-	-	-

Net loss and comprehensive loss	$(6,516,610)	$(4,164,871)	$(5,933,928)

Loss per share - basic and diluted (Note 12)	$(0.03)	$(0.02)	$(0.04)

Weighted average number of shares (Note 12)	192,629,666	171,534,969	146,814,466

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

For the years ended October 31,

	2015	2014	2013
Cash flows from operating activities:
Net loss	$(6,516,610)	$(4,164,871)	$(5,933,928)
Adjustments to reconcile loss for the period to net cash used in operating activities:
Amortization of intangible assets	-	-	19,352
Amortization of property and equipment	7,177	7,357	4,989
Development costs	2,395,425	676,790	52,461
Accretion expense	-	-	19,381
Bridge loan interest accrued	19,361	-	-
Stock based compensation	1,163,941	379,253	368,790
Write down of patents	67,262	-	-
Reversal of patent provision	(19,598)	-	-
Conversion of advances receivable to salaries	263,819	-	-
Increase (decrease) in deposits and other receivables	455,265	(235,757)	(188,679)
Increase (decrease) in accounts payable and accrued liabilities	523,558	454,149	(63,433)
Loss on revaluation of derivative warrant liability	-	-	3,246,502
(Gain) on revaluation of embedded derivatives	-	-	(40,750)
Net cash used in operating activities	(1,640,400)	(2,883,079)	(2,515,315)

Cash flows from investing activities:
Purchase of property and equipment	(1,286)	(14,842)	(13,200)
Patents	(213,820)	(176,381)	(44,825)
Deferred development costs	(3,662,271)	(3,872,635)	(655,093)
Recovery of deferred development costs	1,783,632	662,290	233,290
Recovery of patent costs	18,140	-	-
Net cash used in investing activities	(2,075,605)	(3,401,568)	(479,828)

Cash flows from financing activities:
Issue of common shares	1,893,784	6,801,619	3,697,441
Bridge loans advances	1,176,673	-	-
Bridge loan repayments	(229,446)	-	(126,044)
Advances to related parties	(981,395)	(480,304)	-
Repayments from related parties	1,078,970	78,036	-
Net cash provided by financing activities	2,938,586	6,399,351	3,571,397

(Decrease) increase in cash	(777,419)	114,704	576,254

Cash, beginning of year	935,987	821,283	245,029

Cash, end of year	$158,568	$935,987	$821,283

Supplemental cash flow information:
Interest paid (classified in operating activities)	17,354	17,071	83,493
Income taxes paid	-	-	-

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
Consolidated Statements of Changes in Shareholders' Equity
(Expressed in United States dollars)

	Number of	Share capital	Contributed surplus	Equity component	Deficit	Total
	Shares			Of Bridge loan
Balance as at November 01, 2012	136,430,555	$54,728,239	$26,634,177	$1,557	$(82,268,003)	$(904,030)

Private placement of units for cash	16,106,957	2,910,532	-	-	-	2,910,532
Financing costs	-	(35,482)	-	-	-	(35,482)
Stock based compensation	-	-	368,790	-	-	368,790
Warrants issued on private placements	-	(863,863)	377,234	-	-	(486,629)
Warrants extended	-	-	264,938	-	(841,247)	(576,309)
Warrants exercised	5,953,913	822,391	-	-	-	822,391
Fair value of warrants exercised	-	193,796	(47,675)	-	-	146,121
Warrants modified (Note 13)	-	-	5,224,863	-	-	5,224,863
Net loss and comprehensive loss	-	-	-	-	(5,933,928)	(5,933,928)
Balance at October 31, 2013	158,491,425	$57,755,613	$32,822,327	$1,557	$(89,043,178)	$1,536,319

Stock based compensation (Note 12)	-	-	379,253	-	-	379,253
Warrants extended (Note 13)	-	-	168,632	-	(168,632)	-
Warrants exercised (Note 13)	27,410,717	6,801,619	-	-	-	6,801,619
Fair value of warrants exercised	-	6,078,497	(6,078,497)	-	-	-
Bridge loan converted (Note 14)	2,517,501	302,100	1,557	(1,557)	-	302,100
Warrants issued on conversion of bridge loan (Note 14)	-	(143,406)	143,406	-	-	-
Shares issued on settlement of accounts payable	17,081	8,353	-	-	-	8,353
Net loss and comprehensive loss	-	-	-	-	(4,164,871)	(4,164,871)
Balance at October 31, 2014	188,436,724	$70,802,776	$27,436,678	$-	$(93,376,681)	$4,862,773

Private placement of units for cash (Note 13)	422,768	175,000	-	-	-	175,000
Share compensation (Note 12)	900,000	387,000	-	-	-	387,000
Warrants exercised (Note 13)	2,988,876	565,777	-	-	-	565,777
Fair value of warrants exercised	-	271,553	(271,553)	-	-	-
Options exercised (Note 12)	4,428,000	1,153,007		-	-	1,153,007
Fair value of options exercised	-	728,862	(728,862)	-	-	-
Stock based compesation (Note 12)	-	-	776,941	-	-	776,941
Net loss and comprehensive loss	-	-	-	-	(6,516,610)	(6,516,610)
Balance at October 31, 2015	197,176,368	$74,083,975	$27,213,204	-	$(99,893,291)	$1,403,888

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

1.	REPORTING ENTITY AND NATURE OF BUSINESS

Micromem Technologies Inc. (“Micromem” or the “Company”) is incorporated under the laws of the Province of Ontario, Canada. The principal business address of the Company is 121 Richmond Street West, Suite 304, Toronto, Ontario, Canada.

The Company develops, based upon proprietary technology, customized magnetic sensor applications for companies (referred to as “development partners”) operating internationally in various industry segments. The Company has not generated commercial revenues through October 31, 2015 and is devoting substantially all its efforts to securing commercial revenue opportunities.

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

These consolidated financial statements were authorized for issuance and release by the Company’s Board of Directors on March 2, 2016.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

2.	GOING CONCERN

These consolidated financial statements have been prepared on the “going concern” basis in accordance with International Financial Reporting Standards (“IFRS”), which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast significant doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. During the year ended October 31, 2015, the Company reported a net loss and comprehensive loss of $6,516,610 (2014 - $4,164,871; 2013 - $5,933,928) and negative cash flow from operations of $1,640,400 (2014 - $2,883,079; 2013 - $2,515,315). The Company’s working capital deficiency as at October 31, 2015 is $2,049,302 (2014 surplus – $1,034,921).

The Company’s success depends on the profitable commercialization of its proprietary magnetic sensor technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company’s planned operations through fiscal 2016; however, the ability of the Company to continue as a going concern is dependent upon its ability to secure additional financing and/or profitably commercialize its technology. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

If the “going concern” assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used; in such cases, these adjustments would be material.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

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

For the years ended October 31, 2015, 2014 and 2013

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

iii)	The Company applies judgment when establishing whether the capitalization criteria under IAS 38, Intangible Assets, for internally developed intangible assets, have been met.

iv)

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount or if the long-lived assets are not yet in use. The recoverable amount is determined with reference to the fair value of the long-lived assets less costs to sell or the value-in-use calculations. Where recoverable amount is determined to be less than the carrying amount, an impairment loss may arise. An impairment loss is measured as the difference between the asset's carrying amount and the recoverable amount. Management exercises significant judgment and assumptions when determining the recoverable amount of long-lived assets

v)

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and carry-forward of unused tax assets and unused tax losses can be utilized. At October 31, 2015, the Company has assessed that it is not probable that sufficient taxable profit will be available to use deferred income tax assets based on operating losses in prior years, therefore, there are no balances carried in the consolidated statements of financial position for such assets.

vi)	The Company applies judgment in assessing whether material uncertainties exist that would cause doubt as to the whether the Company could continue as a going concern.

vii)	The Company applies judgment in assessing the functional currency of each entity consolidated in these financial statements.

viii)	The Company applied judgement in determining whether a joint arrangement exists and is classified as a joint operation or joint venture.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

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

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d

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

The Company’s financial assets consist of cash and deposits and other receivables and the Company’s financial liabilities consist of accounts payable and accrued liabilities and bridge loans.

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

d)	Compound Financial Instruments:

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

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

d)	Compound Financial Instruments: (Cont’d)

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

An embedded derivative is a feature within a contract, such that the cash flows associated with that feature behave in a similar fashion to a stand-alone derivative. An embedded derivative is separated from its host contract and accounted for as a derivative only when three criteria are satisfied:

•	When the economic risks and characteristics of the embedded derivatives are not closely related to those of the host contract;
•	A separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
•	The entire instrument is not measured at fair value with changes in fair value recognized in the consolidated statement of loss and comprehensive loss.

Subsequent to initial recognition, the embedded derivative component is re-measured each reporting period using the Black Scholes option-pricing model with the change in fair value recognized in statement of loss and comprehensive loss.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

f)	Derivative Liability:

The Company’s derivative financial instruments consist of derivative liabilities in relation to its share purchase warrants.

i)	Derivative Warrant Liability:

The Company has issued share purchase warrants in conjunction with private placements for the purchase of common shares of the Company. Until October 2013 (Note 13(b)), a number of these share purchase warrants were issued with an exercise price in CDN, rather than USD (the reporting and functional currency of the Company). Such share purchase warrants are considered to be derivative instruments and the Company is required to re-measure the fair value of these at each reporting date. The fair value of these CDN share purchase warrants are remeasured at each financial position date using the Black Scholes option-pricing model using the exchange rates at the financial position date and measured over their remaining life. Adjustments to the fair value of the derivative warrant liability as at the financial position date are recorded in the statement of loss and comprehensive loss as (gain) loss on revaluation of derivative warrant liability. Share purchase warrants that have expired or have been forfeited are adjusted to the statement of loss and comprehensive loss as (gain) loss on revaluation of derivative warrant liability.

Consideration received upon the exercise of warrants is credited to share capital and the related amount is transferred from contributed surplus (USD warrants) or derivative warrant liability (CDN warrants) to share capital.

ii)	Conversion Feature of Bridge Loans:

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

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

f)	Derivative Liability: (Cont’d)

ii)	Conversion Feature of Bridge Loans: (Cont’d)

(ii.2)	The total loan proceeds are allocated between the bridge loans and the related embedded derivative based on their relative fair value. The embedded derivative conversion feature is included under the bridge loans in the statement of financial position.

(ii.3)	The conversion feature is revalued at the end of the reporting period and any adjustment is reflected in the statement of loss and comprehensive loss if the conversion feature is in CDN.

g)	Joint Arrangements:

Joint arrangements are classified as either joint operations or joint ventures. The determination of whether an arrangement is a joint operation or joint venture is based on the rights and obligations arising from the contractual obligations between the parties to the arrangement. Joint arrangements that provide a company with the rights to the individual assets and obligations arising from the arrangement are classified as joint operations and joint arrangements that provide an entity with rights to the net assets of the arrangement are classified as joint ventures. A joint arrangement that is not structured through a separate vehicle is a joint operation.

The interests in joint arrangements that are classified as joint operations are accounted for by the Company recording its pro rata share of the assets, liabilities, revenues, costs and cash flows.

The interests in joint arrangements that are classified as joint ventures are accounted for using the equity method and presented as an investment in the balance sheet.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

h)	Intangible Assets:

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

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

j)	Impairment of Long-lived Assets: (Cont’d)

Internally generated intangible assets that are under development are not amortized and are reviewed for impairment annually by comparing the carrying amount with its recoverable amount. Any impairment loss is recognized in profit or loss when their recoverable amount is less than their net carrying amount.

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

For the years ended October 31, 2015, 2014 and 2013

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

For the years ended October 31, 2015, 2014 and 2013

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

The fair value of stock options and warrants is determined by the Black Scholes option-pricing model with assumptions for risk free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the option or warrant issued. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of options that vest. In the event that vested stock options expire, previously recognized stock based compensation is not reversed. In the event that stock options are forfeited, previously recognized stock based compensation associated with the unvested portion of the stock options forfeited is reversed. The fair value of direct awards of stock is determined by the quoted market price of the Company’s stock.

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

For the years ended October 31, 2015, 2014 and 2013

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

Basic earnings (loss) per share are computed by dividing net earnings (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is computed by adjusting the weighted average number of number of common shares outstanding for the effects of all dilutive potential common shares, which are comprised of outstanding warrants, conversion options and vested stock options. Diluted earnings (loss) per common share assume that any proceeds received for in-the-money warrants and options would be used to buy common shares at the average market price for the period.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

q)	Changes in Accounting Standards:

On November 1, 2014, the Company adopted the following amendments to standards and interpretations which are effective for periods beginning on or after January 1, 2014:

•	IFRS 2 – Share based payments
•	IAS 32 – Financial instruments

The adoption of these accounting amendment had no impact on the consolidated financial statements previously filed by the Company. As a result no reconciliations are provided for the adoption of these new standards.

5.	NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET ADOPTED

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or the IFRS Interpretations Committee that are mandatory for future accounting periods. The standards impacted that are applicable to the Company are as follows:

a)

IAS 1 - Presentation of Financial Statements, was amended in December 2014 in order to clarify, among other things, that information should not be obscured by aggregating or by providing immaterial information, that materiality consideration apply to all parts of the financial statements and that even when a standard requires a specific disclosure, materiality considerations do apply. The amendments are effective for annual periods beginning on or after January 1, 2016.

b)

IFRS 15 – Revenue from Contracts with Customers, which will replace IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfer of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services. The new standard will be mandatorily effective for fiscal years beginning on or after January 1, 2018, and interim periods within that year. Earlier application is permitted.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

5.	NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET ADOPTED (Cont’d)

b)	IFRS 15 (Cont’d)

The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively and improve guidance for multiple deliverable arrangements. The Company is assessing the new standard to determine its impact of the Company’s financial statements.

c)

IFRS 9 – Financial Instruments, was issued by the IASB in July 2014 and will replace IAS 39, Financial Instruments: recognition and measurement (“IAS 39”). IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released in July 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

The Company is currently assessing the impact of the above standards.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

6.	FAIR VALUE DISCLOSURES

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments where measurement is required. The fair value of financial instruments consisting of cash, deposits and other receivables, accounts payable and accrued liabilities and bridge loans approximate their carrying amounts due to the relatively short period to maturity. Fair value amounts represent point-in-time estimates and may not reflect fair value in the future. The measurements are subjective in nature, involve uncertainties and are a matter of significant judgment. The methods and assumptions used to develop fair value measurements, for those financial instruments where fair value is recognized in the statement of financial position, have been prioritized into three levels of the fair value hierarchy as follows:

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

The Company's financial instruments on the statement of financial position consisting of cash, deposits and other receivables, accounts payable and accrued liabilities and bridge loans approximate their fair value due to their short-term nature. Cash is measured at Level 1 of the fair value hierarchy.

7.	CAPITAL RISK MANAGEMENT

The Company’s objective when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Company includes equity, comprised of issued share capital, equity component of bridge loans, contributed surplus and deficit, in the definition of capital. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to further develop and market its technologies and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity and warrants or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended October 31, 2015.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

8.	DEPOSITS AND OTHER RECEIVABLES

The balance reported as Deposits and Other Receivables consists of:

	2015	2014

Amounts receivable (a)	-	450,000
Advances to Officers, Directors and Employees (b)	26,060	386,031
Prepaid Insurance and other	30,048	36,735
	56,108	872,766

(a)

Amounts receivable relate to milestones being met as at October 31, 2014 per terms stipulated in development contracts with development partners. These amounts are recorded as recoveries of deferred development costs (Note 10).

(b)	At October 31, 2014 Advances to Officers, Directors and Employees consisted of:

(i)	Advances to the Chairman of $38,084 and to a senior employee of $80,916. These advances were repaid in November and December 2014.

(ii)	An advance to the Controller of $22,957.

The advances in (i) and (ii) above are non interest bearing, unsecured and due on demand.

(iii)	An advance of $244,074 to the President of MAST was settled in full through the meeting of performance targets in February 2015.

As at October 31, 2015, advances to Officers, Directors and Employees consisted of an advance to the Controller of $15,296 and an advance to an employee of $10,764. These advances are non-interest-bearing, unsecured and due on demand.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

9.	PROPERTY AND EQUIPMENT

	Computers	Furniture and	Total
		Equipment
Cost

At November 1, 2012	$40,734	$25,989	$66,723
Additions	14,839	-	14,839
Disposals	(6,360)	-	(6,360)
Year ended October 31, 2013	$49,213	$25,989	$75,202

At November 1, 2013	$49,213	25,989	$75,202
Additions	16,508	-	$16,508
Disposals	(13,436)	-	$(13,436)
Year ended October 31, 2014	$52,285	$25,989	$78,274

At November 1, 2014	$52,285	25,989	$78,274
Additions	1,287	-	$1,287
Disposals	-	-	$-
Year ended October 31, 2015	$53,572	$25,989	$79,561

Accumulated amortization	Computers	Furniture and	Total
		Equipment
At November 1, 2012	$34,947	$25,989	$60,936
Amortization for the year	4,989	-	$4,989
Amortization for the year	(4,721)	-	(4,721)
Year ended October 31, 2013	$35,215	$25,989	$61,204

At November 1, 2013	$35,215	25,989	$61,204
Amortization for the year	7,357	-	7,357
Adjustment for disposals	(11,770)	-	(11,770)
Year ended October 31, 2014	$30,802	$25,989	$56,791

At November 1, 2014	$30,802	25,989	$56,791
Amortization for the year	7,177	-	7,177
Adjustment for disposals	-	-	-
Year ended October 31, 2015	$37,979	$25,989	$63,968

Net book value at November 1, 2013	$13,998	-	$13,998
Net book value at October 31, 2014	$21,483	-	$21,483
Net book value at October 31, 2015	$15,593	-	$15,592

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

10.	DEFERRED DEVELOPMENT COSTS

The breakdown of development costs that have been capitalized is as follows:

	2015	2014

Opening balance	$3,525,456	$928,077
Additional project costs incurred	3,723,900	3,936,459
Recovery of development costs	(1,783,632)	(662,290)
Writedown of project costs	(2,395,425)	(676,790)
Closing balance	$3,070,299	$3,525,456

Additions to deferred development costs includes patent amortization of $58,105 (2014 - $44,472; 2013 - $22,354), and also includes intangible asset amortization of $19,352 (2014 -$19,352; 2013 - $nil).

To date, the Company has recovered from its development partners a portion of the costs it has incurred as deferred development costs coincident with meeting milestones as stipulated in development contracts.

The Company provided reserves of $2,395,425 in the fourth quarter of the year ended October 31, 2015 against cumulative development costs incurred on development projects to reduce the carrying value of those projects to nominal value. The reserves were recorded as there are no formal commitments as of October 31, 2015 from development partners to move forward with these projects.

In 2014, the Company provided a reserve against cumulative development costs incurred on one development project in that it completed the staged development phases for that contract and there was no formal commitment as of October 31, 2014 from the development partner to move forward with this project. In total, the Company recovered $300,000 from the development partner on this project, $125,000 of which was received in 2014; the net write-down in 2014 was $645,528 on this project, to reduce the carrying value to a nominal amount.

In 2013, the Company provided a reserve against deferred development costs previously incurred with respect to three development projects, reducing the carrying value in each case to a nominal amount. In each case, the Company had decided not to pursue these development projects.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

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

It anticipates that it will realize commercial economic benefits from the exploitation of these intangible assets in the future.

Intangible Assets

Cost

At November 01, 2012	$135,465
Additions	-
Year ended October 31, 2013	$135,465

At November 01, 2013	$135,465
Additions	-
Year ended October 31, 2014	$135,465

At November 01, 2014	$135,465
Additions	-
Year ended October 31, 2015	$135,465

Accumulated amortization

At November 01, 2012	$19,352
Amortization for the year	19,352
Year ended October 31, 2013	$38,704

At November 01, 2013	$38,704
Amortization for the year	19,352
Year ended October 31, 2014	$58,056

At November 01, 2014	$58,056
Amortization for the year	19,352
Year ended October 31, 2015	$77,408

Net book value at October 31, 2013	$96,761
Net book value at October 31, 2014	$77,409
Net book value at October 31, 2015	$58,057

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

11.	INTANGIBLE ASSETS AND PATENTS (cont’d)

Amortization of intangible assets for the year ended October 31, 2015 and 2014 was capitalized to deferred development costs.

Patents

Cost

At November 1, 2012	$89,347
Additions	44,825
Year ended October 31, 2013	$134,172

At November 1, 2013	$134,172
Additions	176,381
Year ended October 31, 2014	$310,553

At November 1, 2014	$310,553
Additions	$213,820
Writedown of costs incurred	$(77,925)
Recovered from development partner	$(18,140)
Year ended October 31, 2015	$428,308

Amortization

At November 1, 2012	$40,223
Amortization for the year	22,354
Year ended October 31, 2013	$62,577

At November 1, 2013	$62,577
Amortization for the year	44,472
Year ended October 31, 2014	$107,049

At November 1, 2014	$107,049
Adjust for writedown	$(46,088)
Amortization for the year	58,105
Year ended October 31, 2015	$119,066

Net book value at October 31, 2013	$71,595
Net book value at October 31, 2014	$203,504
Net book value at October 31, 2015	$309,242

Amortization of patents was capitalized to deferred development costs for the above years.

In 2015, the Company wrote down $67,262 of its original memory related patents to a nominal value. The Company also recovered $18,140 of patent expenditures from a development partner.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

12.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE

a)	Share Capital

Authorized and outstanding:

The Company has two classes of shares as follows:

i)	Special redeemable voting preference shares, 2,000,000 authorized, none are issued and outstanding.

ii)	Common shares without par value – an unlimited number authorized.

	Number of	Amount
	Shares	$

Balance at November 1, 2013	158,491,425	$57,755,613

Warrants exercised (Note 13)	27,410,717	6,801,619
Fair value of warrants exercised	-	6,078,497
Shares issued on conversion of bridge loans (Note 14)	2,517,501	302,100
Warrants issued on conversion of bridge loan (Note 14)	-	(143,406)
Shares issued on settlement of accounts payable	17,081	8,353
Balance at October 31, 2014	188,436,724	$70,802,776

Private placement of units for cash (Note 13)	422,768	175,000
Warrants exercised (Note 13)	2,988,876	565,777
Fair value of warrants exercised	-	271,553
Options exercised	4,428,000	1,153,007
Fair value of options exercised	-	728,862
Share compensation (i)	900,000	387,000

Balance at October 31, 2015	197,176,368	$74,083,975

i.

In 2015, 450,000 common shares were issued to three directors as compensation for services provided, these common shares were valaued at $220,500. In addition, 450,000 common shares were issued to a consultant as compensation for services provided, these common shares were valued at $166,500. In the absence of a reliable measurement of the services received from the consultant, the services have been measured at the fair value of the shares granted.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

12.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’d)

b)	Stock Options

Stock option plan:

The Company has a fixed stock option plan. Under the Company’s stock option plan (the “Plan”), the Company may grant options for up to 18,840,000 shares of common stock to directors, officers, employees or consultants of the Company and its subsidiaries. The exercise price of each option is equal to or greater than the market price of the Company’s shares on the date of grant unless otherwise permitted by applicable securities regulations. An option’s maximum term under the Plan is 10 years. Stock options are fully vested upon issuance by the Company unless the Board of Directors stipulates otherwise by Directors’ resolution.

In April 2015 the Company filed an S-8 Registration Statement with the U.S. Securities and Exchange Commission with respect to its outstanding stock options, which registered up to 18,840,000 common shares issuable upon the exercise of options granted under the Company’s 2014 Directors, Officers and Employees Stock Option Plan, and the resale of up to 10,340,000 of such shares under the U.S. Securities Act of 1933. This filing permits the holders of the securities registered for resale under the S-8 to resell such securities without any required U.S. Federal holding period.

A summary of the status of the Company’s fixed stock option plan through October 31, 2015 and changes during the periods is as follows:

		Weighted
		average
		exercise	Proceeds
	Options	price	realized
	(000)	$
Outstanding, November 01, 2013	11,475	0.24
Granted	630	0.76
Outstanding, October 31, 2014	12,105	0.27
Granted	2,165	0.47
Exercised	(4,428)	(0.27)	$1,153,007
Expired	(25)	(0.64)
Outstanding, October 31, 2015	9,817	0.31

The weighted average share price on the dates of exercise was $0.48.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

12.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’d)

b)	Stock Options (Cont’d)

During the year ended October 31, 2015 the Company issued a total of 2,165,000 stock options (2014 – 630,000). All options vest immediately upon issuance. This total consisted of 1,185,000 stock options issued to directors and officers (2014 – 520,000), 730,000 stock options issued to employees (2014 – 110,000) and 250,000 stock options to a third party advisor (2014 – nil). The Company has the following stock options outstanding at October 31, 2015:

				Weighted
				average
				remaining life
Date of issue	# Issued	Strike Price		(in years)	Expiry Date

April 5, 2011	125,000	0.35		0.4	April 5, 2016
October 31, 2011	5,297,000	0.20		1.0	October 31, 2016
April 10, 2012	690,000	0.35		1.4	April 10, 2017
January 22, 2013	440,000	0.30	CDN	2.2	January 22, 2018
September 16, 2013	520,000	0.27	CDN	2.9	September 16, 2018
February 10, 2014	350,000	0.85		3.3	February 10, 2019
April 25, 2014	230,000	0.64		3.5	April 25, 2019
June 4, 2015	975,000	0.49		4.6	June 4, 2020
August 20, 2015	940,000	0.46		4.8	August 20, 2020
September 30, 2015	250,000	0.40		4.9	September 30, 2020
	9,817,000

All outstanding options at October 31, 2015 are exercisable. In 2015, the Company recorded a total expense of $776,941 (2014 - $379,253; 2013 - $368,790) with respect to the issuance of options issued during the year, calculated in accordance with the Black Scholes option-pricing model. Included in stock based compensation is $387,000 related to shares issued to directors (Note 12(a)). Total stock based compensation expense for the year is $1,163,941.

In the absence of a reliable measurement of the services received from a consultant, the services have been measured at the fair value of the options granted.

The underlying assumptions in the Black Scholes option-pricing model were as follows:

	2015	2014	2013
Share price	$0.37 - 0.49	$0.63 - 0.85	$0.20 - 0.36
Volatility factor (based on historical vola	109% - 114%	112% - 113%	105% - 110%
Risk free interest rate	0.73% - 0.90%	1.60%	1.37% - 1.84%
Expected life	5 years	5 years	5 years
Dividend yield	0%	0%	0%
Forfeiture rate	0%	0%	0%

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

12.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’d)

c)	Loss Per Share

The calculation of basic and diluted loss per share for the year ended October 31, 2015 was based on the loss attributable to common shareholders of $6,516,610 (2014 - $4,164,871; 2013 - $5,933,928) divided by the weighted average number of common shares outstanding of 192,629,666 (2014 – 171,534,969; 2013 - 146,814,466).

Diluted loss per share did not include the effect of 9,817,000 stock options outstanding as they are anti-dilutive.

13.	PRIVATE PLACEMENTS, DERIVATIVE WARRANT LIABILITY AND COMMON SHARE PURCHASE WARRANTS

a)	Private Placements

i)

In 2013 the Company completed a series of private placement financings with investors pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received gross proceeds $2,910,532 and issued a total of 16,106,957 (10,200,743 CDN; 5,906,214 US) common shares. 16,106,957 common share purchase warrants with an average strike price of $0.22 CDN; $0.27 USD were attached to the private placement completed during 2013. All warrants issued in 2013 had a 12 month term from issue date.

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

For the years ended October 31, 2015, 2014 and 2013

13.	PRIVATE PLACEMENTS, DERIVATIVE WARRANT LIABILITY AND COMMON SHARE PURCHASE WARRANTS (Cont’d)

a)	Private Placements (Cont’d)

iii)

In 2013 the Company calculated the relative fair value of the share purchase warrants issued in connection with private placements in accordance with the Black Scholes option-pricing model. The Company reported a total charge to share capital of $863,863 and an offsetting charge to contributed surplus of $377,234 for US dollar share purchase warrants issued and $486,629 to derivative warrant liability for CDN share purchase warrants issued.

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

The Company calculated the charge associated with the extension of warrants in accordance with the Black Scholes option-pricing model. The Company reported a total charge to deficit of $168,632 (2013 - $841,247) and an offsetting charge to contributed surplus of $168,632 (2013 - $264,938) for US dollar warrants extended and $nil (2013 -$576,309) to derivative warrant liability for Canadian warrants extended.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

13. PRIVATE PLACEMENTS, DERIVATIVE WARRANT LIABILITY AND COMMON SHARE PURCHASE WARRANTS (Cont’d)

a)	Private Placements (Cont’d)

v)	(Cont’d)

The incremental fair value of these warrants extended was estimated using the Black Scholes option-pricing model with the following assumptions:

	2014	2013
Share price	$0.50	$0.19 - $0.53
Volatility factor (based on historical volality)	124 - 157%	75 - 161%
Risk free interest rate	1.01 - 1.02%	1.00 - 1.11%
Dividend yield	0%	0%
Expected life	0.25-0.53 year	1 year

In 2015, the Company completed two private placements with investors consisting of common shares, with no warrants, pursuant to prospectus and registration exemptions set forth on applicable securities law. The Company received gross proceeds of $175,000 and issued a total of 422,768 common shares.

b)	Derivative Warrant Liability

The following summarizes the change in derivative warrant liability:

	October 31,	October 31,	October 31,
	2015	2014	2013

Balance, beginning of year	$-	$-	$1,061,544
Fair value assigned in warrants in units issuances	-	-	486,629
Fair value assigned in warrants extended	-	-	576,309
Fair value transferred to share capital for warrants exercised	-	-	(146,121)
CDN warrants converted to USD	-	-	(5,224,863)
(Gain) loss on revaluation of warrants	-	-	3,246,502
	$-	$-	$-

On October 28, 2013 the exercise price of all outstanding Canadian denominated warrants was converted from CDN to USD. As a result, these warrants are no longer considered a derivative warrants liability. These warrants were revalued on October 28, 2013 in the amount of $5,224,863 and this value was removed from derivative warrant liability and recorded to contribute surplus. Until October 28, 2013, the difference between the carrying amount of these CDN warrants and the revalued amount was recorded as loss on revaluation of derivative warrants liability in the amount of $3,246,502.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

13.	PRIVATE PLACEMENTS, DERIVATIVE WARRANT LIABILITY AND COMMON SHARE PURCHASE WARRANTS (Cont’d)

b)	Derivative Warrant Liability (Cont’d)

The derivative warrant liability was revalued at October 28, 2013 using the Black Scholes option-pricing model with the following assumptions:

2013
Share price	$0.46
Volatility factor (based on historical volality) 3	106 - 255%
Risk free interest rate	1.03 - 1.09%
Dividend yield	100%
Expected life	0.14 - 1.13 year

c)	Share Purchase Warrants

		Weighted
		average exercise		Proceeds Realized
	Warrants	price

Balance outstanding at October 31, 2013	29,761,012	$0.27
Exercised	(27,410,717)	($0.25	) $	6,801,619
Expired	(382,333)	($0.48)
Granted	2,517,501	$0.12
Balance outstanding at October 31, 2014	4,485,463	$0.37		-
Exercised	(2,988,876)	($0.19	) $	565,777
Expired	(1,496,587)	($0.73)
Granted	-	-
Balance at October 31, 2015	-	-

The weighted average share price on the date of exercise of the warrants was $0.60 (2014 - $0.71) .

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

14.	BRIDGE LOANS

2011-2012 bridge loans:

a)

On December 2, 2011, the Company secured $285,000 CDN of bridge (“Loan 1”) from a group of arm’s length investors with maturities of six months. The loans were unsecured, bearing interest at a rate of 2% per month (effective interest rate – 26%) and convertible at the holders’ option at $0.12 USD per unit. Each unit upon conversion included one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.12 USD. The term of the loans were extended on a month to month basis in July 2012. In January 2014 these loans were converted to equity by the issuance of 2,517,501 common shares and 2,517,501 common share purchase warrants. The common share purchase warrants had a one year term and an exercise price of $0.12 USD per warrant and were exercised in January 2015.

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

A breakdown of the outstanding bridge loans at October 31, 2013 is summarized as follows:

	Loan 1	Loan 2	Total

Loan (initial value)	$284,514	$81,194	$365,708
Embedded derivative	-	44,850	44,850
Interest Accrued	130,686	15,209	145,895
Interest Paid	(125,186)	(15,209)	(140,395)
Accretion Expense	1,557	44,850	46,407
Gain on revaluation of embedded derivative	-	(44,850)	(44,850)
Equity Portion of Bridge Loan - Conversion Feature	(1,557)	-	(1,557)
Repayments	-	(126,044)	(126,044)
Conversion	-	-	-
Carrying value @ October 31, 2013	$290,014	$-	$290,014

In fiscal 2013 and 2014, no bridge loans were issued.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

14.	BRIDGE LOANS (Con’t)

2011-2012 bridge loans: (Cont’d)

b.	(Cont’d)

As Loan 2 was repaid during 2013 the embedded derivative recognized in fiscal 2012 of $44,850 was revalued to be $nil at the time of repayment and a gain on revaluation of $40,750 (2012 – $176,899) was recognized in the statements of consolidated loss and comprehensive loss in 2013.

A breakdown of the outstanding bridge loan at October 31, 2014 is summarized as follows:

Loan 1

Principal	$284,514
Interest Paid	160,358
Interest Accrued	(142,772)
Accretion Expense	1,557
Equity Portion of Bridge Loan - Conversion Feature	(1,557)
Conversion to equity in 2014	(302,100)
Carrying value at October 31, 2014	$-

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

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

14. BRIDGE LOANS (Cont’d)

2015 Bridge Loans:

c.

Between August - October 2015, the Company secured a series of bridge loans from investors totaling $1,287,500 CDN ($976,673 USD). The loans are secured by a floating charge on the assets of the Company. The maturity dates of the bridge loans were originally set as 30 days in each case and have been renewed by the investors through November 2015. The interest rate on the bridge loans ranges from 2% to 3% per month. These bridge loans were not convertible into common shares as at October 31, 2015. One of the bridge loans obtained in the amount of $300,000 CDN ($229,446 USD), plus accrued interest of $6,000 CDN ($4,588USD), was repaid on September 4, 2015. The maturity dates on this series of bridge loans has since been extended (Note 23).

d.

In August 2015, the Company secured a bridge loan of $200,000 from an investor. The loan is secured by a floating charge on the assets of the Company with a maturity date of November 1, 2015. The interest rate on the loan is calculated at 3% per month, payable monthly in arrears. This bridge loan was not convertible into common shares as at October 31, 2015. The maturity date of the bridge loan has since been extended (Note 23).

A breakdown of the outstanding bridge loans as at October 31, 2015 is summarized as follows:

Principal	$1,176,673
Interest Accrued	36,715
Interest Paid	(17,354)
Repayments	(229,446)
Carrying value at October 31, 2015	$966,588

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

15.	CONTRIBUTED SURPLUS

Balance at November 01, 2013	$32,822,327

Stock based compensation expense relating to stock options issued (Note 12(b))	379,253
Common share purchase warrants extended (Note 13)	168,632
Transferred from equity component of bridge loan due to conversion	1,557
Warrants issued on conversion of bridge loan (Note 14)	143,406
Fair value of warrants exercised	(6,078,497)
Balance at October 31, 2014	$27,436,678

Stock based compensation expense relating to stock options issued (Note 12(b))	776,941
Fair value of options exercised	(728,862)
Fair value of warrants exercised	(271,553)
Balance at October 31, 2015	$27,213,204

16.	INCOME TAXES

(a)

The Company has non-capital losses of approximately $25.6 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. As of October 31, 2015 the tax losses expire as follows:

		Other
	Canada	foreign	Total
2022	-	7,301	7,301
2023	-	9,667	9,667
2025	-	14,471	14,471
2026	1,837,460	5,254	1,842,714
2027	1,545,159	3,459	1,548,618
2028	8,012	55,519	63,531
2029	1,583,583	463,610	2,047,193
2030	2,136,667	1,886,778	4,023,445
2031	1,287,275	48,808	1,336,083
2032	1,426,636	333,962	1,760,598
2033	1,729,223	160,550	1,889,773
2034	2,501,599	3,206,975	5,708,574
2035	2,837,402	2,146,779	4,984,181
	$16,893,016	$8,343,133	$25,236,149

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

16.	INCOME TAXES (Cont’d)

(a)	(Cont’d)

In addition the Company has available capital loss carry forwards of approximately $1.5 million to reduce future taxable capital gains, the benefit of which has not been recognized in these consolidated financial statements. These losses carry forward indefinitely.

(b)

Deferred income taxes reflect the net tax effect of temporary differences between carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	October,31	October,31	October,31
	2015	2014	2013
Non-capital losses and other	$7,963,343	$7,792,685	$6,334,982
Capital losses	169,395	196,505	212,386
Property, equipment, intangibles, patents and deferred costs	602,246	661,960	1,926,689
Share issue costs	4,633	9,095	15,641
	$8,739,617	8,660,245	8,489,698
Deferred tax assets not recognized	(8,739,617)	(8,660,245)	(8,489,698)
	$-	$-	$-

(c)	The reconciliation of income tax attributed to continuing operation computed at the statutory tax rates to income tax expense is as follows:

	October,31	October,31	October,31
	2015	2014	2013

Loss before income taxes	$6,516,610	$4,164,871	$(5,933,928)
Statutory rate	26.50%	26.50%	26.50%

Expected income tax recovery	(1,726,901)	(1,103,691)	(1,572,491)
Effect on income taxes of unrecognized future income taxassets relating to deductible temporary differences on:
Non-deductible expenses and other items	270,214	112,727	888,558
Share issue costs and other	-	-	(4,361)
Effect of exchange rate on future tax assets carried forward from previous years	978,598	572,542	324,881
Expiry of non-capital losses	755,041	259,122	-
Effect of higher tax rates in foreign jurisdiction	(356,323)	(11,247)	-
Change in deferred income tax rates and other	-	-	(16,491)
Change in deferred tax assets not recognized	79,371	170,547	379,906
	$-	$-	$-

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

17.	EXPENSES

Administration

The components of general and administration expenses are as follows:

	2015	2014	2013

General and administrative	$141,721	$69,122	$53,494
Rent and occupancy cost	74,524	84,816	84,179
Interest income	-	(6,120)	-
Interest expense	36,714	28,640	78,677
Accretion expense	-	-	19,381
Office insurance	58,835	61,578	61,211
Telephone	17,740	22,537	17,272
Investor relations, listing and filling fees	96,827	64,880	64,283
	$426,361	$325,453	$378,497

Professional, Other Fees and Salaries

The components of professional, other fees and salaries expenses are as follows:

	2015	2014	2013

Professional fees	$466,411	$420,902	$311,331
Consulting fees	1,039,316	1,535,520	818,106
Salaries and benefits	446,575	404,445	443,078
	$1,952,302	$2,360,867	$1,572,515

Development Costs

The components of development expenses reported are as follows:

	2015	2014	2013
Expenses incurred (recovered)	250,594	26,882	(73,321)
Write-down of deferred development costs on specific projects	2,395,425	676,789	234,241
	2,646,019	703,671	160,920

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

18.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS

The Company reports the following related party transactions:

(a)	Chairman: The Chairman receives cash compensation on a month to month basis calculated at an annual rate of $150,000 CDN.

In 2015 the Chairman was awarded a total of 187,500 stock options an average price of $0.46 per share. In 2014 the Chairman was not granted any stock options. In 2013 the Chairman was awarded a total of 140,000 stock options at an average price of $0.29 CDN per share.

The total compensation paid to the Chairman during the year ended October 31, 2015 was $119,707 of cash compensation and $64,271 of stock based compensation (2014 - $137,172 of cash compensation and $nil of stock based compensation; 2013 - $146,599 of cash compensation and $21,163 of stock based compensation).

The Company provided a short term non-interest bearing advance of $38,084 to the Chairman in 2014. This advance was repaid to the Company in November 2014.

The Company provided short term non-interest bearing advances of $198,673 to the Chairman during 2015 and the Chairman made repayments totaling $236,757 to leave no outstanding advances receivable as at October 31, 2015.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

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

Included in professional fees, other fees and salaries as reported are management fees and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers, directors and employees of the Company. The total compensation paid to such parties is summarized as:

	2015	2014	2013
Cash compensation	$936,199	$1,482,153	$805,574
Less portion capitalized to deferred development costs	(122,804)	(169,664)	(202,820)
	813,395	1,312,489	602,754

Share compensation	220,500	-	-
Stock based compensation	524,583	325,074	195,720

	$1,558,478	$1,637,563	$798,474

In 2015, these parties were awarded a total of 975,000 options at an exercise price of $0.49 and 412,500 options at an exercise price of $0.46 (2014: 540,000 options at an average exercise price of $0.76 CDN per share ; 2013: 1,292,500 options at an average exercise price of $0.29 per share).

In 2015, 450,000 common shares were issued to three directors as compensation for services provided, these common shares were valaued at $220,500.

In 2015, officers, directors and a senior employee exercised 4,088,000 options resulting in proceeds to the Company of $1,055,491.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

18.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS (Cont’d)

(c)	Related party deferred development cost:

In 2015 the Company was invoiced $1,049,524 (2014: $1,843,643) by a company whose major shareholder is a director of the Company and who also serves as its Chief Technology Officer. This individual was elected as a director on February 19, 2014 and these related party transactions disclosed are transactions incurred from this date forward. These charges have been capitalized as deferred development costs. As at October 31, 2015, included in accounts payable and accrued liabilities is $227,215 (2014 - $208,425) owing to this company.

(d)	Advances:

In 2014 the following advances were provided to officers, directors and employees of the Company:

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

d.

Eligible for up to full offset against certain performance based incentive compensation within the first twelve months. In February 2015, the performance based incentives were met and the advance was converted to salaries at that time.

(3)	A senior employee was advanced $80,916 during the year. This advance was non- interest bearing, unsecured, and due on demand. This advance was repaid to the Company in December 2014.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

18.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS (Cont’d)

(d)	Advances: (Cont’d)

In 2015 the following advances were provided to officers, directors and employees of the Company:

(1)

The CEO was provided short term non-interest bearing advances of $550,972 during the year and made repayments totaling $542,615 and the remaining $8,357 was settled through the allocation of compensation due to the CEO. There are no advances receivable from the CEO as at October 31, 2015.

(2)

The President of MAST met performance targets in February 2015 settling his advances receivable from 2014, the advance receivable was converted to salaries at that time. There were no advances to the President of MAST during 2015.

(3)

A senior employee was provided short term non-interest bearing advances of $166,366 during the year and made repayments totaling $247,252 resulting in no outstanding advances receivable as at October 31, 2015.

In all cases the advances were provided as advances against expenses incurred or compensation due to these individuals.

19.	COMMITMENTS

The Company secured new leased premises in June 2012. The lease term is for 5 years and stipulates base monthly rental expenses of $3,800 CDN. Lease commitments are as follows – commitments less than one year of $45,600 CDN; commitments in year 2 total $30,400 CDN.

The Company has certain outstanding commitments to 3rd party subcontractors with respect to deferred development costs. These commitments are as follows – commitments less than one year of $2,653,000; commitments between years 2-5 total $1,103,000.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

20.	CONTINGENCIES

(a)	Legal matters:

On November 17, 2014, Micromem and MAST (“Plaintiffs”) commenced a lawsuit in the United States District Court for the Southern District of New York against Dreifus Associates Limited and Henry Dreifus (“Defendants”). Plaintiffs original complaint contained five causes of action by which they sought money damages, declaratory relief and specific performance relating to certain contracts. On February 24, 2015, Plaintiffs filed an amended complaint to add a claim for declaratory relief relating to a patent held by Plaintiffs. In March 2015, the Defendants responded to the allegations filed by the Company. The Defendants have denied the substantive allegations in the complaints filed by the Company and sought to have the action transferred to Florida where the Defendants reside. Additionally, the Defendants have counterclaimed seeking approximately $270,000 of disputed charges for services allegedly rendered and also seeking inventorship status on one of the Company’s patents (Note 23).

(b)

The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company’s by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

(c)

The Company has disputed amounts charged by certain third party vendors during previous fiscal years, one of which is the firm noted in (a) above, against which the Company has taken action (Note 23). The amount charged by the vendors exceeds the amount recorded as a provision by $181,780. No claims have been made by the vendors to date related to the disputed amounts other than noted in (a) above.

(d)

In addition to the above, the Company may be subject to litigation, claims and governmental and regulatory proceedings arising in the ordinary course of business. In such cases, the Company accrues a loss contingency for these matters when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

21.	FINANCIAL RISK MANAGEMENT

(a)	Financial Risk Management:

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

The consolidated financial statements include balances that are denominated in Canadian dollars as follows:

	2015	2014

Cash	$148,767	$328,797
Deposits and other receivables	73,361	201,403
Bridge loans	1,002,313	-
Accounts payable and accrued liabilities	335,813	211,091

A 10% strengthening of the US dollar against the Canadian dollar would serve to decrease the loss by $132,652 at October 31, 2015 (2014 – decrease the loss by $31,910). A 10% weakening of the US dollar against the Canadian dollar at October 31, 2014 would have had the equal but opposite effect.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

21.	FINANCIAL RISK MANAGEMENT (Cont’d)

(b)	Market Risk (Cont’d)

ii.	Interest Rate Risk:

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

All financial liabilities are due within 1 year from the balance sheet at October 31, 2015.

As at October 31, 2015, the Company reports a working capital deficiency of $2,049,302 and has certain financial commitments (Note 19), the majority of which are due within one year. It must continue to raise financing in order to meet its current obligations (Note 23).

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

21.	FINANCIAL RISK MANAGEMENT (Cont’d)

(d)	Credit Risk:

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

Geographic information – Non-current assets

	October 31,	October 31,
	2015	2014

Canada	$784,713	$632,516
United States	2,668,477	3,195,336
	$3,453,190	$3,827,852

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

23.	SUBSEQUENT EVENTS

1.	With respect to the legal matter disclosed in Note 20(a):

a)	The Defendants were successful in having the action transferred to Federal court in Orlando, Florida from Federal court in New York in December 2015.

b)

After transfer, the Defendants filed a separate answer to the complaint filed by the Plaintiffs denying the material allegations in the complaint and asserted a counterclaim that requests that Henry Dreifus be added as an inventor on a patent held by the Plaintiffs.

c)	With respect to these counterclaims asserted by the Defendants, the Company has filed responses denying the material allegations of these counterclaims.

d)

The parties have recently submitted a case management report to the Federal court in Florida that contains a schedule for discoveries, dispositive motions and trials. The parties have also agreed to participate in mediation to attempt to resolve this dispute.

The outcome of this matter cannot, as yet, be determined.

2.	The Company has received additional funding of a total of $443,901 from its development partners through March 2, 2016.

3.

The Company completed a private placement with an investor pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received gross proceeds of $55,000 and issued a total of 183,334 common shares.

4.	Bridge Loans:

a)

The bridge loans provided by investors outstanding (Note 14(c)(i)) as of October 31, 2015 have been extended on a month to month basis by the investors through April 1, 2016 on the same terms and conditions.

This investor has since provided two additional bridge loans to the Company totaling $272,000 CDN ($201,280 USD) at an interest rate of 3% per month. These loans are secured by a floating charge on the assets of the Company. The maturity dates of these loans were originally set as 30 days and have been extended by the investor through March 11, 2016 ($135,000 CDN) and March 17, 2016 ($137,000 CDN).

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

23.	SUBSEQUENT EVENTS (Cont’d)

4.	Bridge Loans: (Cont’d)

b)

The investor who provided the $200,000 bridge loan in August 2015 ((Note 14(c)(ii)) has since extended that loan through May 2, 2016. The terms of the original loan remain in place. In addition, on November 2, 2015 a conversion feature on the loan was added whereby the investor has the privilege but not the obligation to convert any part up to all of the debenture including accrued interest at a price not above $0.30 per share.

c)	A group of other investors provided the following bridge loans to the Company:

i.

On November 30, 2016, certain of these investors provided $250,000 of unsecured convertible debentures due on March 31, 2016. The interest rate on these debentures is at a rate of 1% per month calculated on a daily basis. The investors have the privilege, but not the obligation, to convert up to 50% of the outstanding principal plus accrued interest at any time before the maturity date at a conversion price of $0.33 per share.

ii.

On December 2, 2015, certain of these investors provided $250,000 of unsecured debentures due on April 2, 2016. The interest rate on these debentures is at a rate of 2% per month calculated on a daily basis.

d)

On December 31, 2015, an investor provided an unsecured $100,000 convertible debentures due on July 1, 2016. The interest rate on this debenture is at a rate of 1% per month calculated on a daily basis. This investor has the privilege, but not the obligation, to convert the outstanding principal plus any accrued interest at any time before the maturity date at a conversion price of $0.30 per share.

e)

On January 8, 2016, an investor provided an unsecured $100,000 convertible debenture due on July 8, 2016. The interest rate on this debenture is at a rate of 1% per month calculated on a daily basis. The investor has the privilege, but not the obligation, to convert not less than the entire amount of the principal plus any accrued interest at any time before the maturity date at a conversion price of $0.30 per share.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2015, 2014 and 2013

23.	SUBSEQUENT EVENTS (Cont’d)

4.	Bridge Loans: (Cont’d)

f)

On February 12, 2016, an investor provided an unsecured $500,000 convertible debenture due on May 12, 2016. The interest rate on this debenture is at a rate of 1% per month calculated on a daily basis. This investor has the privilege, but not the obligation, to convert the outstanding principal plus any accrued interest at any time before the maturity date at a conversion price of $0.30 per share.

The bridge loans described above in 4(c), 4(d), 4(e) and 4(f) can be prepaid, in whole or in part, at any time before their respective maturity dates at the option of the Company.

**************************************

ITEM 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No. 1.1	Articles of Incorporation of Micromem Technologies Inc. and amendments thereto in effect as of January 11, 2000, (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on January 11, 2000).

Exhibit No. 1.2	Articles of Incorporation of Amendment of Micromem Technologies Inc. dated as of October 17, 2001 amending the Articles of Incorporation of Micromem Technologies Inc. to increase the number of directors to a minimum of three and a maximum of ten (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 26, 2003).

Exhibit No. 1.3	Articles of Incorporation of Amendment of Micromem Technologies Inc. dated as of June 24, 2002 amending the Articles of Incorporation of Micromem Technologies Inc. to increase the number of directors to a minimum of 3 and a maximum of 12 (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 26, 2003).

Exhibit No. 1.5	By-Laws of Micromem Technologies Inc. in effect as of January 11, 2002, (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on January 11, 2000).

Exhibit No. 1.6	Amendment to the By-Laws of Micromem Technologies Inc. approved by shareholders on June 29, 2000, deleting the requirement from the By-Laws that the President shall be appointed from amongst the directors (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 26, 2003).

Exhibit No. 4.1	Employment Agreement by and between Micromem Technologies, Inc. and Salvatore Fuda dated May 29, 2005. (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on February 28, 2006).

Exhibit No. 4.2	Employment Agreement by and between Micromem Technologies and Joseph Fuda dated May 28, 2008 (Incorporated by reference to the Company’s Form 20-F filed with the Commission on February 24, 2009).

Exhibit No. 4.3	Employment Agreement by and between Micromem Technologies and Dan Amadori dated May 28, 2008 (Incorporated by reference to the Company’s Form 20-F filed with the Commission on February 24, 2009).

Exhibit No. 4.4	Employment Agreement by and between Micromem Technologies and Steven Van Fleet dated May 28, 2008 (Incorporated by reference to the Company’s Form 20-F filed with the Commission on February 24, 2009).

Exhibit No. 8.1	List of Subsidiaries (Incorporated by reference to the Company’s Annual Report on Form 20-F filed with the Commission on March 1, 2010)

Exhibit No. 12.1	Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 12.2	Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 13.1	Officer's Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002 (filed herewith).

46

Exhibit No. 13.2	Officer's Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 15.1	Consent of Collins Barrow LLP

47

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

MICROMEM TECHNOLOGIES INC.

By:	/s/ Joseph Fuda
Name:Joseph Fuda
Title:	Chief Executive Officer

By:	/s/ Dan Amadori
Name:Dan Amadori
Title:	Chief Financial Officer

Dated: March 14, 2016

48