Form 20-F
period 2016-10-31
MICROMEM TECHNOLOGIES INC
filed 2017-03-10
CIK 1085921

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended October 31, 2016

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
204,388,569 Common Shares

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

Fiscal Years 2016, 2015, 2014, 2013 and 2012

The following table sets forth our selected consolidated financial data in United States dollars as of and for each of the fiscal years ended October 31, 2016, October 31, 2015, October 31, 2014, October 31, 2013 and October 31, 2012. The selected consolidated financial data has been derived from our audited consolidated financial statements. All information contained in the following table should be read in conjunction with our audited consolidated audited financial statements and the notes thereto in “Item 18-Financial Statements” and "Item 5 - Operating and Financial Review and Prospects” included elsewhere in this Annual Report on Form 20-F.

Our consolidated financial statements for the years ended October 31, 2016, 2015, 2014, 2013 and 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

International Financial Reporting Standards

Selected balance sheet information
(all amounts in U.S. dollars)

	2016	2015	2014	2013	2012

Working capital (deficiency)	($4,316,730)	($2,049,302)	$1,034,921	$425,888	($1,793,217)
Capital Assets	10,988	15,592	21,483	13,998	5,787
Total Assets	736,043	3,667,866	5,636,605	2,166,455	1,180,278
Capital Stock	75,855,139	74,083,975	70,802,776	57,755,613	54,728,239
Shareholders' equity (deficiency)	(3,902,142)	1,403,888	4,862,773	1,536,319	(904,030)

Selected statement of operations and deficit information

(all amounts in U.S. dollars)

	2016	2015	2014	2013	2012
Interest and other income	$-	$-	$-	$-	$-
Research and development expenses	3,635,613	2,649,019	703,671	160,920	229,840
General and administrative and other expenses	3,169,922	2,703,650	3,081,947	2,198,466	2,618,792
(Gain) Loss on revaluation of embedded derivatives (1)	-	-	-	3,205,752	(1,504,423)
Stock compensation expense (2)	-	1,163,941	379,253	368,790	430,856

Loss before income taxes	(6,805,535)	(6,516,610)	(4,164,871)	(5,933,928)	(1,775,065)

Provision for income taxes (recovery)	-	-	-	-	-
Net loss	(6,805,535)	(6,516,610)	(4,164,871)	(5,933,928)	(1,775,065)

Loss per share-basic and diluted	(0.03)	(0.03)	(0.02)	(0.04)	(0.01)

Weighted average number of basic and diluted shares	199,572,966	192,629,666	171,534,969	146,814,466	123,375,510
Dividends	-	-	-	-	-

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

	2016	2015	2014	2013	2012
High for period	0.7972	0.8501	0.9422	1.0164	1.0281
Low for period	0.6854	0.7141	0.8589	0.9348	0.9783
End of period	0.7461	0.7233	0.8620	0.9402	0.9872
Average for period	0.7538	0.7793	0.9054	0.9710	1.0046

The following table sets forth, for each period indicated, the high and low exchange rates for United States dollars expressed in Canadian dollars on the last day of each month during such period, based on the Noon Buying Rate.

	February	March	April	May	June	July
	2016	2016	2016	2016	2016	2016
High	1.3567	1.3009	1.2588	1.3135	1.3016	1.3185
Low	1.3481	1.2859	1.2497	1.3016	1.2914	1.3002

	August	September	October	November	December	January
	2016	2016	2016	2016	2016	2017
High	1.3145	1.3189	1.3424	1.3462	1.3465	1.3084
Low	1.3092	1.3088	1.3376	1.3360	1.3401	1.2969

On February 28, 2017 the noon buying rate for one Canadian dollar, as quoted by the Bank of Canada, was CDN $1.3248 = U.S. $1.00.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

At October 31, 2016 we had $288,128 cash on hand and our current monthly cash expenses were approximately $175,000. Our working capital position is ($4,316,730) at October 31, 2016. Subsequent to October 31, 2016, through to the date of the filing of this Annual Report on Form 20-F, we have raised an additional $788,600 through the issuance of convertible debentures and $143,365 through a series of private placements. Additionally, we collected $200,000 from development partners with respect to our ongoing joint product development projects.

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

We continued to develop applications of our magnetic sensor technology in 2016 working with our technical advisors and our strategic development partners. We are pursuing joint development agreements with potential strategic partners with the expectation that we will jointly develop sensor applications for use by these potential strategic partners. We believe that these current initiatives will result in revenues and cash flow to the Company in the future but there can be no assurance when and if such revenues will be achieved.

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

Certain of our development partners are engaged primarily in the oil and gas sector. With the recent depressed market conditions for this sector, there is a risk that such companies could defer or cancel previously established capital expenditure programs or product development initiatives. If these situations arose with our development partners in this sector, our related development projects could be at risk of delays or cancellation.

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

In 2011 a decision was taken to stop research and development effort in the MRAM market space. This decision was taken in part due to the high capital demand for staying current in the rapidly changing technology and equally important, the MRAM market has not grown at the anticipated growth rates. Micromem has amassed multiple memory patents and in 2013 began efforts to value the patent portfolio and arrange for a sale of these assets. Integral to the MRAM design is our patented Hall sensor. MAST is carrying this device forward in certain of our sensor platforms.

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

By 2015 we had advanced a number of our product development initiatives under joint product development agreements with our clients Chevron, Castrol, Flextronics and Eversource Energy. Our pipeline of development projects expanded. By October 31, 2015 several of our active projects had advanced to the stage where the proof of concept and the prototype units were completed. We ended our fiscal year in preparation to advance to field trials of our production units in 2016.

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

Update of Product Development Activity at October 31, 2016

Chevron: We began working with Chevron in 2013 when we entered into a joint project development agreement (“JPDA”). The proposed development work in that JPDA specified a series of milestones in keeping with our standard development process.

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

In 2015, this work was significantly advanced. Chevron funded a portion of our development activity to the extent of $1,545,132.

The significant developments in fiscal year 2016 are presented as below:

a)

In November 2015, we completed the nanoparticle tracer testing in testing facilities in Texas. We worked extensively with key subcontractors building towards a laboratory demonstration late in 2016 designed to differentiate between 8-9 interwell tracers simultaneously. These tests provided positive results in the demonstration. We invoiced Chevron for $193,901 and received payment in the first quarter of 2016.

b)

Our follow up discussions with Chevron continued through to late March 2016 as to the go forward steps. At that point, Chevron indicated that they wanted to pursue certain specific tracers in the go forward work as the next phase of the development project.

c)

Our discussions continued through July 2016, at which point we executed an addendum to our contractual work with Chevron to complete the next round of tracer tests. An initial budget of $400,000 for this work was established and we received $200,000 in August, 2016.

d)

We began working with our subcontractor to move forward with this phase of the development work. This work progressed well throughout the fall and a series of status reports were issued continuing through late December.

e)	We received an additional $100,000 for this work from Chevron in December.

f)

In early February 2017, this round of testing was completed and we believe that these testing results were successful. Chevron is continuing to evaluate these test results. We anticipate initial commercial orders once this evaluation is completed.

g)

During 2016, we engaged in discussions with a large U.S. based process control manufacturing company as a candidate to take forward the production of the ultimate commercial units. These discussions continue.

h)

We previously executed a development contract with Chevron in April 2015 for the development of a cement integrity sensor platform. Given the Company’s cash constraints in 2016, this development initiative was not substantially pursued in 2016, but continues to form part of our go forward pipeline in 2017.

Castrol: We entered into a JPDA with Castrol in December 2014. The development project is to develop a MEMS solution for real time detection of wear elements in lubricating fluids for deployment initially in non-automotive markets and thereafter for the automotive market. During 2015 we were successful in completing the initial phases of that agreement whereby we have now provided the initial prototypes to Castrol and these have been accepted. We received $488,500 as payment from Castrol as of October 31, 2015.

Castrol has commissioned us to produce initial field units for testing. These units are larger than the ultimate product intended for the automotive market.

At October 31, 2015, we reported $926,777 of deferred development costs relating to this project. We have filed provisional patents associated with this development work with the USPTO.

The significant developments in fiscal year 2016 are as presented below:

a)

We continued our development work with Castrol through March 2016. We invoiced Castrol $250,000 and this amount was collected in January, 2016 . We met with the Castrol team in the UK in June 2016. We agreed to move forward in the second half of 2016 with the development of the fieldable units in the immediate term and we agreed to continue the development plans for the miniaturization for automotive use as the final end product. These discussions were again confirmed in a follow-up in-person meeting in July 2016 with Castrol.

b)

We worked with our subcontractor to develop an overall budget for the next phase of the miniaturization work and for the fieldable units. We invoiced Castrol for $100,000 relating to the fieldable unit work in late fall. This amount was paid in December, 2016.

c)	We have since engaged with Castrol’s commercialization teams and are pursuing Castrol’s marine diesel division for the fieldable units.

d)

In September 2016, we met with a large manufacturer/marketer of process control equipment and have engaged in discussions with that group as a leading candidate to manufacture and market the eventual miniaturized end product for the automotive sector.

e)

We have developed with Castrol a critical path towards completion of the miniaturized product for automotive use over the course of 2017-2018. The budgets were established and our subcontractor is working with us to execute this development program.

f)

As a direct result of our Castrol dealings on the fieldable units, in November 2016, we were approached by a large European energy company who has expressed a direct interest in our fieldable units. These discussion and negotiations continue.

Flextronics: In 2014 we executed a JPDA with Flextronics to test, manufacture and, ultimately, to commercialize the Company’s patented automotive oil pan plug sensor suite for automotive OEMS. This JPDA developed after we had spent several years pursuing a proof of concept with GM.

The development contract that was established with Flextronics in 2014 remains in place. The Company has contracted with Flextronics to conduct specific work.

It is anticipated that we will engage with Flextronics in the second quarter of fiscal 2017 to identify the timing for the completion of the work going forward.

Other projects:

In our fiscal year 2015 annual report we reported that we were working with Northeast Utilities (or Eversource) for the development of a sensor platform design to detect partial discharges inside a transformer. Additionally, we reported that we had begun development work with Northeast Utilities on a low cost power line conditioning monitoring device designed for transmission power lines.

Given the timing to market these opportunities, we reflected a writedown of our investment of $2.27 million against these projects in the fiscal year ending October 31, 2015. The Company believes that there is substantial opportunity to further develop these technology applications in future. It retains the intellectual property on the work that it has completed. While there were no substantive developments or new progress in 2016, these projects remain as active in our 2017 pipeline, perhaps with Eversource or with other utilities.

On July 31, 2016, we wrote down the remaining value of the deferred development costs to nil while we continue to pursue the continued development and ultimate commercialization of these projects.

The Company's investment in deferred development costs between 2013-2016 is summarized as below.

	S.A.	Chevron	Castrol	Northeast	Flextronics	Other	Total

Balance at 10/31/2012	364,870	-	-	-	205,237	148,057	718,164
Additions	236,960	89,986	-	10,000	208,303	132,195	677,444
Recoveries	(100,000)	(87,290)	-	-	-	(46,000)	(233,290)
Writedowns	-	-	-	-	-	(234,241)	(234,241)
Balance at 10/31/2013	501,830	2,696		- 10,000	413,540	11	928,077
Additions	262,328	1,622,554	387,519	1,427,634	116,000	120,424	3,936,459
Recoveries	(125,000)	(87,290)	(250,000)	(200,000)	-	-	(662,290)
Writedowns	(639,158)	-	-	-	-	(37,632)	(676,790)
Balance at 10/31/2014	-	1,537,960	137,519	1,237,634	529,540	82,803	3,525,456
Additions	-	1,321,015	1,027,758	1,032,695	300,139	42,293	3,723,900
Recoveries	-	(1,545,132)	(238,500)	-	-	-	(1,783,632)
Writedowns	-	-	-	(2,270,329)	-	(125,096)	(2,395,425)
Balance at 10/31/2015	-	1,313,843	926,777	-	829,679	-	3,070,299
Additions	-	451,828	460,403	-	299,489	-	1,211,720
Recoveries	-	(393,901)	(250,000)	-	-	-	(643,901)
Writedowns	-	(1,171,700)	(1,337,250)	-	(1,129,168)	-	(3,638,118)
Balance at 10/31/2016	-	-	-	-	-	-	-

On July 31, 2016, we reserved the total balance of deferred development costs and recorded a writedown of $3,638,118. The Company continues to pursue all of our active projects and our product pipeline opportunities; however, the decision to reserve these balances was made due to the uncertainty of timing of realization of these assets.

Intellectual Property

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

The Company has been active in building its intellectual property portfolio during 2016 as it has furthered the above-noted development projects. We have engaged a Washington, DC based law firm to assist us in these efforts. The Company incurred $192,873 of patent related costs in 2016.

We believe that the Company has broad and valuable interests in its intellectual property that it has developed through October 31, 2016. Specifically, we note that:

a)

Four patents have been issued to date by the U.S. patent office for our Multimodal condition sensor platform and system thereof. We expect two additional patents to be awarded in 2017. We also have provisional patents filed in various international jurisdictions for this intellectual property.

b)	U.S. patent filings have also been submitted and are pending for:

i.	System and method to monitor power lines. We have also filed provisional patents in several international jurisdictions for the system and method to monitor power lines.

ii.	System for real time monitoring of power line transformers.

iii.	MEMS sensor and methods to determine cement integrity.

iv.	MEMS implementation of a LIBS detection of wear metals in lubricants.

c)

In June 2016, we settled the litigation with Dreifus Associates Limited (“DAL”) which had been pending since late 2014. As part of the settlement, the Company received the full assignment of DAL’s alleged interests in our Multimodal condition sensor platform and system thereof.

In 2015 the Company wrote off its residual investment of approximately $67,000 that related to the original memory related patents that it holds but which it has not pursued since it abandoned further development efforts on its memory related technology in 2008.

With respect to our memory related patents for which we have no future plans to further develop, we began in 2013 to attempt to monetize these through the potential sale of such patents. We wrote down our net investment in these patents to nominal value in 2015.

Share Capital

At October 31, 2016 the Company had 204,388,569 common shares outstanding (2015: 197,176,368). Additionally, the Company has 4,395,000 stock options outstanding with a weighted average exercise price of $0.45 per share (2015: 9,817,000 options outstanding with a weighted average exercise price of $0.31 per share).

Changes to Our Board of Directors and Management:

Our 2015 Annual Meeting of Shareholders was held on April 26, 2016. Joseph Fuda, David Sharpless, Steven Van Fleet, Oliver Nepomuceno, Larry Blue, Alex Dey, and Brian Von Herzen were reelected to serve on our Board of Directors. Salvatore Fuda did not stand for reelection to our Board of Directors. Craig Carlson resigned as a Director of the Company in June 2015. Messrs. Joseph Fuda, Dan Amadori and Steven Van Fleet continue to serve as officers of the Company.

Equity Financing Transactions:

In the fiscal year ending October 31, 2016, the Company completed two private placements for cash and received gross proceeds of $110,000 and issued a total of 366,668 common shares.

In the fiscal year ending October 31, 2016, the Company raised $751,273 from the exercise by officers, directors and employees of 3,756,366 common share options.

During the 2016 fiscal year, the Company secured additional financing of $2,490,333 through fourteen (14) bridge loans from investors. The maturity dates of these loans at inception varied from two to six months. The prescribed interest rates vary from 1% to 3% per month. A conversion feature has been provided in each case whereby the investor has the option to convert the loan into common shares at a conversion price prescribed at the inception of the loan. Seven (7) of these bridge loans are denominated in $CDN and the remaining seven bridge loans are denominated in $USD. In certain cases the terms of the bridge loans were renegotiated at their maturity dates with new terms established.

Of the bridge loans secured in 2016, two $USD loans totaling $60,000 were repaid at their maturity dates and a third bridge loan in the amount of $107,000 (principal and interest) was converted to common shares at its maturity date. The remaining bridge loans secured were extended at their maturity dates. These loans are outstanding at October 31, 2016 with new maturity dates ranging from June 2017 to November 2017.

In 2016 the Company issued 1,517,143 common shares to two (2) creditors to settle outstanding accounts payable due to these creditors in the amount of $295,312. Additionally, the Company issued 312,500 common shares with a value of $62,500 as partial consideration of the settlement of the 2014 litigation with DAL. This litigation was settled on June 29, 2016.

During 2015, the Company raised $565,777 from the exercise by warrant holders of 2,988,876 common share purchase warrants. On October 31, 2015, there were no remaining warrants outstanding.

In the fiscal year ending October 31, 2015, the Company raised $1,153,007 from the exercise by officers, directors and employees of 4,428,000 common share options.

In the fiscal year ending October 31, 2015, the Company completed two private placements and received gross proceeds of $175,000 and issued a total of 422,768 common shares.

Between August to October 2015, the Company secured a series of bridge loans from investors totaling $1,287,500 CDN ($976,673 US). These loans are secured by a floating charge on the assets of the Company. The maturity date of the loans were originally set as 30 days in each case and have been renewed by the investors through November 2015. The interest rate on the loans ranges from 2% to 3% per month. These bridge loans were not convertible into common shares as at October 31, 2015. One of the bridge loans obtained in the amount of $300,000 CDN ($229,446 US) plus accrued interest of $6,000 CDN ($4,588 US) was repaid on September 4, 2015. In 2016 these bridge loans were extended with revised terms. At October 31, 2016 the total amount outstanding is $1,196,638 with an interest rate of 2% per month, convertible to common shares at a price of $0.25 CDN ($0.19 USD) per share. The loans have been extended to October 31, 2017.

In August 2015, the Company secured a bridge loan of $200,000 from an investor. The loan is secured by a floating charge on the assets of the Company within a maturity date of November 1, 2015. The interest rate on the loan is calculated at 3% per month, payable is arrears. This bridge loan was not convertible into common shares at October 31, 2015. In 2016 this bridge loan was extended with revised terms. At October 31, 2016, the total amount outstanding is $205,828 with an interest rate of 2% per month, convertible to common shares at a price of $0.30 per share. This loan has been extended to November 2, 2017.

In 2014 the Company realized $6,801,619 from the exercise of 27,410,717 common share purchase warrants.

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

Intangible Assets:

Intangible assets comprise the costs which the Company has capitalized relating to the technical expertise and knowhow that the Company has developed with respect to the commercialization efforts relating to its sensor technology. In 2012, the Company determined that it had sufficiently advanced its expertise and product knowledge relating to the general commercialization efforts for its sensor technology in multiple industry vertical applications. In 2016, we recorded $19,352 of amortization expense during the year and reserved the balance of $38,075 at fiscal year end, leaving a nil balance at October 31, 2016.

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

We maintain our corporate headquarters in Toronto, Ontario, Canada. We occupy 2,500 square feet of commercial office space pursuant to a lease that we extended in February, 2017 for five years through 2021.

The Company made nil capital expenditures in 2016; $1,274 of capital expenditures in 2015; and $16,508 of capital expenditure in 2014.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section of the Form 20-F has been prepared to provide a more substantive discussion of our business and to assist the reader in analyzing the audited consolidated financial statements for the years ended October 31, 2016, October 31, 2015 and October 31, 2014. This discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes in this Annual Report, which are prepared in accordance with IFRS and are stated in United States dollars.

A.	Operating Results

The following table sets forth certain selected financial information of our Company:

Selected statement of operations and deficit information

	2016	2015	2014
Administration	$395,340	$389,647	$302,933
Professional and other fees and salaries	1,739,401	1,952,302	2,360,867
Travel and entertainment	180,767	193,861	329,779
Other expenses	4,490,027	2,816,859	792,039
Stock compensation expense	-	1,163,941	379,253
Loss for the year	6,805,535	6,516,610	4,164,871
Loss per share - basic and diluted	0.03	0.03	0.02

Selected balance sheet information

	2016	2015	2014
Working capital (deficiency)	$(4,316,730)	$(2,049,302)	$1,034,921
Other Assets	414,588	3,453,190	3,827,852
Total Assets	736,043	3,667,866	5,636,605
Shareholders’ equity (deficiency)	(3,902,142)	1,403,888	4,862,773

Fiscal 2016 Compared to Fiscal 2015

The Company reported a loss of $6,805,535 in 2016 versus a loss of $6,516,610 in 2015. The change in loss from operations in 2016 from 2015 resulted from several components, including:

a.

Administration expenses were $395,340 in 2016 versus $389,647 in 2015. These expenses include rent, insurance, communications, investor relations and filing fees and are comparable between the two years.

b.

Professional fees including audit and legal expenses were $328,851 in 2016 versus $466,411 in 2015 primarily as a result of of costs incurred in 2015 relating to the DAL litigation which was settled in 2016. Additionally, we incurred higher costs in 2015 relating to contracts with our development partners.

c.

Consulting fees were $1,028,600 in 2016 versus $1,039,316 in 2015. In 2016 this included $110,000 of investor relations fees to a firm hired in 2016 (2015: nil), management bonuses of nil to the President of MAST in 2016 (2015 - $244,000).

d.	Salaries and benefits expenses were $381,951 in 2016 versus $446,565 in 2015. Staff bonuses were $20,000 in 2016 versus $55,000 in 2015.

e.	Travel and entertainment expenses were $180,767 in 2016 versus $193,861 in 2015.

f.

Other expenses in 2016 totaled $4,490,027 (2015 - $2,816,859). The largest components of this increase include an impairment reserve on development costs of $3,638,118 (2015: $2,395,425), interest expense on the bridge loans of $561,608 (2015: $36,714), accretion expense of $514,560 on the bridge loans (2015: nil), and other development costs, net of recoveries of ($2,505) (2015: $250,594).

g.	Stock compensation expense was nil in 2016 versus $1,163,941 in 2015 which related to the issuance of stock options in 2015.

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

Consulting fees totaled $1,039,316 in 2015 (2014: $1,535,522); in 2014 the Company paid additional compensation to the CEO of $542,615 above the CEO’s base compensation (in 2015: nil).

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

	(i)	Amortization expense of $7,177 ($7,357 in 2014) on property and equipment and amortization of $67,263 (2014 - nil) relating to the balance of its investment in its original memory patents, and

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

Balance Sheet Data:

(a)

At October 31, 2016, the Company had working capital of ($4,316,730) compared to ($2,049,302) at October 31, 2015. The increase in working capital deficiency was primarily the result of the writedown of $3,613,118 in deferred development costs.

(b)	The investment in deferred development costs by project for the four-year period from 2013 – 2016 is summarized in ITEM 4.B. –Business Overview above.

(c)	The Company completed equity and bridge loan financings in 2016, 2015 and 2014 as summarized in ITEM 4.B.- Business Overview above.

Unaudited quarterly financial information

Three months ended
(unaudited)	Revenues	Expenses	Loss in period	Loss per share
	$	$	$	$
January 31, 2015	-	638,088	(638,088)	-
April 30, 2015	-	1,102,664	(1,102,664)	(0.01)
July 31, 2015	-	1,175,706	(1,175,706)	(0.01)
October 31, 2015	-	3,600,152	(3,600,152)	(0.01)
January 31, 2016	-	611,687	(611,687)	-
April 30, 2016	-	750,938	(750,938)	-
July 31, 2016	-	4,610,433	(4,610,433)	(0.02)
October 31, 2016	-	832,477	(832,477)	-

B.	Liquidity and Capital Resources:

Liquidity

We have not yet realized commercial revenues from the exploitation of our technology platforms. We currently do not have positive cash flow from operations and will not realize positive cash flow until we license or directly produce and sell products utilizing our technology platforms.

We currently have no lines of credit available. We have, to date, relied on obtaining equity financing from investors through private placements, through the exercise by shareholders of common share purchase warrants, through the exercise of common stock options by officers and directors, and through bridge loans that the Company has secured in order to meet our cash flow needs until we can generate sustainable revenues. At October 31, 2016 we had a working capital deficiency of $4,316,730 (2015: $2,049,302) including cash on hand of $288,128 (2015: $158,568) and our monthly overhead cash expenses approximate $175,000. Since October 31, 2016 we have raised an additional $788,600 of bridge loan financing and $143,365 of financing from six private placements. We have also received $200,000 of additional funding from our development partners.

We have granted to our directors, officers and other employees a number of options to purchase shares at prices that are at or above market price on the date of grant. None of the optionees has any obligation to exercise their options and there can be no guarantee that we will realize any funds from these options.

Capital Resources

We had nil capital expenditures in 2016; in 2015, we made $1,287 of capital expenditures; and in 2014 we made $16,508 of capital expenditures.

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

F.	Tabular Disclosure of Contractual Obligations:

A summary of our financial commitments as of October 31, 2016 is as below:

	Payments due by period
	Total	Less than 1	1-3 years	3-5 years	More than 5
		year			years
Operating lease obligations	$204,652	$25,523	$97,325	$81,804	-

Purchase obligations	4,023,776	2,899,593	1,124,183	-	-

Total:	$4,228,428	$2,925,116	$1,221,508	$81,804	-

In addition to these financial commitments, the Company has management agreements with its senior executives which are operative on a month to month basis. At October 31, 2016 these agreements stipulate the following monthly obligations for the Company’s senior management team:

President	$21,333 USD
President, MAST	$19,000 USD
CFO	$12,500 CDN ($9,438 USD)

Critical Accounting Policies:

Our significant accounting policies are set forth in our consolidated financial statements, which should be read in conjunction with management's discussion of our critical accounting policies and estimates set forth below.

Our consolidated financial statements for the period have been prepared in accordance with IFRS which, in our case conforms in all material respects with U.S. GAAP except for the accounting for development expenditures reported, for intangible assets, warrant modification and modification of the conversion feature of bridge loans reported in the fiscal years ended October 31, 2016, 2015 and 2014.

We have not yet realized commercial revenues from the exploitation of our technology. Under IFRS, research costs are expensed in the period incurred. Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under IFRS which is the translation of research findings or other knowledge into a plan for the technology prior to commercial production or use. Under U.S. GAAP all development expenditures are expensed as incurred. As at October 31, 2016, the Company capitalized $nil (2015: $3,070,299) of development costs and capitalized nil (2015: $58,057) as intangible assets under IFRS.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The Directors and Executive Officers of Micromem as at February 28, 2017 are set forth below:

Name	Age	Position

Joseph Fuda	55	President, Chief Executive Officer and Director
Dan Amadori	65	Chief Financial Officer
Steven Van Fleet	62	Director and President of MAST, Inc.
David Sharpless	66	Director
Larry Blue	60	Director
Oliver Nepomuceno	49	Director
Alex Dey	73	Director
Brian Von Herzen	57	Director

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

David Sharpless is the Chairman and CEO of Maverick Inc., a private consulting and investment firm and the Chairman and CEO of New Carbon Economy Venture Management Inc., a private company which manages a number of investments in “green” technology companies. He is also a Director of Verdant Power, Inc., a developer of hydro kinetic energy and Canaccede Financial Group Inc., a consumer finance company. He was the Chairman and CEO of TrustMark Auto Group Inc. a CNSX listed company and the Chairman of Hunter Keilty Muntz and Beatty Limited, a firm of international insurance brokers based in Toronto and the Vice Chairman of its successor, HKMB Hub International Ltd. Prior to joining Hunter Keilty Muntz and Beatty Limited in 2001, his career spanned more than 25 years as a business lawyer with Blake, Cassels & Graydon and as a senior leader in international finance. He has served as a director of Micromem since 2001.

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

Oliver Nepomuceno has served as a director of Micromem since June 26, 2006. He is a resident of Switzerland and continues to serve as a Financial Advisor and is located in Switzerland. He actively assists corporations in the development of new business opportunities in new markets.

Alex Dey is a retired businessman and was elected as a director on September 24, 2010. He was the sole proprietor of Alex Dey, Chartered Accountants until July 31, 2004.

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

B.	Compensation

	Annual Compensation			Long-Term Compensation
				Awards

	Fiscal	Salary	Bonus	Other Annual	Securities
Name and	Year	(US$)	(US$)	Compensation	Under Options
Principal Position				(US$)	Granted (#)

Joseph Fuda	2014	234,107	534,398	-	-
Chief Executive Officer
	2015	150,786	-	-	22,500(3)

	2016	353,787	-	-	-

Salvatore Fuda,	2014	137,172	-	-	-
Former Chairman of the Board
of Directors (5)	2015	119,707	-	-	187,500(3)

	2016	113,266	-	-	-

David Sharpless	2014	-	-	-	25,000(1)
Director
	2015	-	-	110,250	375,000(4)

	2016	-	-	-	-
	2014	230,193	-	-	35,000 (1)
Steven Van Fleet
Director and President of	2015	227,648	244,074	-	-
MAST, Inc.
	2016	231,309	-	-	-
Dan Amadori	2014	151,063	53,982	-	20,000 (1)
Chief Financial Officer
	2015	119,707	-	-	-

	2016	113,266		-	-
Larry Blue	2014	23,877	-	-	25,000 (1)
Director
	2015	-	-	-	300,000 (4)

	2016	-	-	-	-

Oliver Nepomuceno	2014	-	-	-	25,000 (1)
Director
	2015	-	-	61,250	-

	2016	-	-	-	-
Alex Dey	2014	-	-	-	30,000 (1)
Director
	2015	-	-	49,000	-

	2016	-	-	-	-
Craig Carlson	2014	14,866	-	-	25,000 (1)
Director (7)
	2015	34,705	-	-	-

	2016	-	-	-	-

Brian Von Herzen	2014	(2)	-	-	325,000 (6)
Director (2)
	2015	(2)	-	-	-

	2016	-	-	-	-

Notes:

1.	Each option entitles the holder to purchase one common share at a price of $0.64 per share prior to expiration in April 2019.
2.

Brian Von Herzen became a director in February 2014. Rapid Prototypes, Inc., a company whose major shareholder is Mr. Von Herzen, invoices the Company for engineering, product development and design services. In 2016 the total charges invoiced to the Company by Rapid Prototypes was nil; (2015 - $1,049,524; 2014 - $1,843,643).

3.	Each option entitles the holder to purchase one common share at a price of $0.46 per share prior to expiration in August 2020.
4.	Each option entitles the holder to purchase one common share at a price of $0.49 per share prior to expiration.
5.	Salvatore Fuda did not stand for reelection to the Board of Directors at the Annual General Meeting held at April 26, 2016.
6.

Consists of 300,000 options to purchase one common share at a price of $0.85 per share prior to expiration in February 2019 and 25,000 options to purchase one common share at a price of $0.64 per share prior to expiration in April 2019.

7.	Craig Carlson resigned as a Director of the Company in June 2015.

Options are offered to directors, executive officers and employees to purchase our common shares at an exercise price equal to or above the market price for the common shares at the date that the options are granted. These options are approved by the Compensation Committee. None of the directors have agreements that provide for benefits upon termination of service.

In 2016 no stock options were issued.

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

Our Board of Directors meets on an as required basis during the fiscal year. Our Board of Directors met formally in April 2016. The Board was also convened informally as of each quarter end.

Our Audit Committee met regularly during fiscal 2016 for the purpose of approving and recommending to the Board the quarterly financial statements and our yearend financial statements. In addition, our Audit Committee receives regular periodic reports from management.

Our Compensation Committee met regularly in 2016 and additionally receive regular reports from management. Our Compensation Committee approves Management and Director Compensation and all stock option grants for recommendation to the Board of Directors.

Our Disclosure Committee met as required in 2016 to review our various press release disclosures and to monitor our general practices relating to our disclosure requirements.

Audit Committee

The Board of Directors has appointed an Audit Committee consisting of three independent directors. The members of the Audit Committee are Alex Dey, Oliver Nepomuceno and David Sharpless (Chairman), each of whom serves in such capacity until the Board of Directors’ next annual meeting. The Audit Committee is responsible for the integrity of our internal accounting and control systems. The committee receives and reviews our financial statements and makes recommendations thereon to the Board of Directors prior to its approval by the full Board of Directors. The Audit Committee communicates directly with our external auditors in order to discuss audit and related matters whenever appropriate. In 2016 the Audit Committee met formally in January, February March, June, September and October.

Compensation Committee

The Board of Directors has appointed a Compensation Committee which meets on executive compensation matters as and when required. Our Compensation Committee includes Oliver Nepomuceno and Alex Dey as outside directors. The Compensation Committee met on a quarterly basis in 2016.

Disclosure Committee

The Board of Directors has appointed a Disclosure Committee whose primary responsibility is to ensure timely and accurate disclosure of all relevant information in accordance with the various securities regulations. Our Disclosure Committee includes Joseph Fuda, the Company’s CEO, and Alex Dey, an outside director.

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

E.	Share Ownership

NAME	SHARES	OPTIONS	OPTION	EXPIRATION	% OF TOTAL [1]
	OWNED	HELD	EXERCISE	DATE
			PRICE
Joseph Fuda	747,478	22,500	$0.46	08/20/2020	0.37%
Chief Executive					(769,978)
Officer and Director
David Sharpless	325,000	375,000	$0.49	06/04/2020	0.34%
Director					(700,000)

Steven Van Fleet	-	500,000	$0.35	04/10/2017	0.33%
Director and		75,000	$0.30	01/22/2018	(675,000)
President of MAST,		65,000	$0.27	09/16/2018
Inc.		35,000	$0.64	04/25/2019
Dan Amadori	612,517[2]	75,000	$0.30	01/22/2018	0.38%
Chief Financial		65,000	$0.27	09/16/2018	(772,517)
Officer		20,000	$0.64	04/25/2019

Larry Blue	193,600	25,000	$0.64	04/25/2019	0.25%
Director		300,000	$0.49	06/04/2020	(518,600)

Oliver Nepomuceno	1,078,572	190,000	$0.35	04/10/2017	0.70%
Director		75,000	$0.30	01/22/2018	(1,433,572)
		65,000	$0.27	09/16/2018
		25,000	$0.64	04/25/2019

Alex Dey	776,373[3]	75,000	$0.30	01/22/2018	0.46%
Director		65,000	$0.27	09/16/2018	(946,373)
		30,000	$0.64	04/25/2019

Brian Von Herzen	-	300,000	$0.85	02/10/2019	0.16%
		25,000	$0.64	04/25/2019	(325,000)

1	Calculated based on shares owned plus options held as a percentage total of shares outstanding as of October 31, 2016, plus options held.
2	215,716 shares are held by a corporation controlled by Mr. Amadori.
3	254,863 shares are held by a corporation wholly owned by Mr. Dey.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders:

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

The Company reports the following related party transactions:

(a)

Mr. Salvatore Fuda: Our Former Chairman of the Board received cash compensation on a month to month basis calculated at an annual rate of $150,000. Mr. Fuda did not stand for reelection to the Board of Directors in April, 2016.

In 2016, Mr. Fuda was granted nil stock options; in 2015 he was granted 187,500 stock options at an average exercise price of $0.46; he was not granted any stock options in 2014.

The total compensation paid to our Former Chairman during the year ended October 31, 2016 was $113,266 of cash compensation (2015 - $119,707 of cash compensation and $64,721 stock based compensation; 2014 - $137,172 of cash compensation and nil of stock based compensation).

(b)	Management and consulting fees and advances:

Included in professional fees, other fees and salaries as reported are management fees and consulting fees paid or payable to individuals (or Companies controlled by such individuals) who served as officers, directors and employees of the Company. The total compensation paid to such parties is summarized as:

2016
Cash compensation	$845,510
Less portion capitalized to deferred development costs	(4,869)
840,641

Share compensation	-
Stock based compensation	-

$840,641

In 2016 these parties were awarded a total of nil stock options (2015 – 975,000 stock options at an average price of $0.49 CDN per share; and 412,500 stock options at an average price of $0.46 per share; 2014 – 540,000 stock options at an average exercise price of $0.76 CDN per share).

In 2016 the Company was invoiced nil (2015: $1,049,324: 2014: $1,843,634 ) by Rapid Prototypes, Inc (RPI), a company whose major shareholder is Brian Von Herzen, who has served as a director of the Company since February 2014 and who also serves as our Chief Technology Officer. These charges have been capitalized as deferred development costs. Included in accounts payable at October 31, 2016 is $167,000 owing to RPI.

Between November 2015 and January, 2016 our CEO was provided with short term non-interest bearing advances of $42,144. These advances were settled at January 31,2016 through the allocation of compensation to the CEO.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Our consolidated financial statements for the years ended October 31, 2016, 2015 and 2014 have been prepared in accordance with IFRS.

We have never paid a dividend on our securities. We do not anticipate paying dividends in the foreseeable future.

In June 2016, we settled the litigation with DAL which had been pending since late 2014. As part of the settlement, the Company received the full assignment of DAL’s alleged interests in our Multimodal condition sensor platform and system thereof. Additionally, the Company issued 312,500 common shares with a value of $62,500 as partial consideration of the settlement.

B.	Significant Changes

Significant Changes since October 31, 2016 are as presented in Note 23 to the Company’s Consolidated Financial Statements. See “ITEM 18 – Financial Statements”.

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

Period	High	Low

Last six months:
February 2017	0.30	0.25
January 2017	0.31	0.21
December 2016	0.25	0.17
November 2016	0.26	0.18
October 2016	0.27	0.21
September 2016	0.33	0.18
Last eight quarters:

Q4 2016	0.33	0.18
Q3 2016	0.38	0.16
Q2 2016	0.45	0.24
Q1 2016	0.45	0.22
Q4 2015	0.55	0.34
Q3 2015	0.64	0.41
Q2 2015	0.60	0.41
Q1 2015	0.80	0.47

Last five years:
2016	0.45	0.16
2015	0.80	0.34
2014	1.50	0.40
2013	1.33	0.16
2012	0.49	0.10

On February 24, 2017, the last reported sale price for our common shares on the OTC QX was $0.36.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Our authorized capital consists of an unlimited number of common shares, of which 204,388,569 shares were issued and outstanding as of October 31, 2016, and 2,000,000 special, redeemable, voting preference shares, referred to herein as special shares, none of which were outstanding, as of October 31, 2016.

Additionally, the Company has 4,395,000 stock options outstanding with a weighted average exercise price of $0.45 (2015: 9,817,000 options outstanding with a weighted average exercise price of $0.31)

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

In 2010 the Company entered into a month to month contract with Mr. Dan Amadori, its CFO, at the expiration of the employment agreement signed in 2008. These month to month arrangements continue at October 31, 2016. Under the terms of the contract, Mr. Amadori receives $12,500 CDN ($9,438 US at current exchange rates) in monthly compensation and additional compensation at the discretion of the Compensation Committee.

In 2010 the Company entered into a month to month contract with Mr. Joseph Fuda, its President and CEO, at the expiration of the employment agreement signed in 2008. In 2014 the base amount was changed to $21,333 USD per month .These month to month arrangements continue at October 31, 2016. Under the terms of the contract, in 2016 Mr. Fuda received $21,333 USD in monthly compensation and additional compensation at the discretion of the Compensation Committee.

In 2011 the Company entered into a month to month contract with Mr. Steven Van Fleet, the President of MAST at the expiration of the employment agreement signed in 2008. This month to month arrangement continues at October 31, 2016. Under the terms of the contract, Mr. Van Fleet receives $19,000 USD in monthly compensation and additional compensation at the discretion of the Compensation Committee.

In 2011 the Company entered into a month to month contract with its Chairman of the Board, Mr. Salvatore Fuda, at the expiration of the employment agreement signed in 2005. This month to month arrangement ended on October 31, 2016. Under the terms of the contract, Mr. Fuda received $12,500 CDN ($9,438 USD at current exchange rates) in monthly compensation in 2016.

The total continuing monthly commitment under these month to month arrangements is $68,771 at October 31, 2016.

In 2011-2012 the Company, through its wholly-owned subsidiary, Micromem Applied Sensor Technologies, Inc. entered into consulting and product development agreements with Rapid Prototypes, Inc. (RPI) whose major shareholder is Mr. Brian Von Herzen. Mr.Von Herzen was appointed to the Board of Directors of the Company in February 2014. He also serves as the Company’s Chief Technology Officer. RPI has invoiced the Company for professional engineering design and product development services since 2011; since becoming a director of the Company, RPI has invoiced the Company total fees of $3,893,167.

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

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, referred to herein as the “Exchange Act”) as of October 31, 2016. Based on management's evaluation in 2016, our Chief Executive Officer and Chief Financial Officer concluded that, as of October 31, 2016, our disclosure controls and procedures were effective in that they were designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in our reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Exchange Act Rule 13a-15(e) also states that disclosure controls and procedures are designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of Micromem’s internal control over financial reporting as of October 31, 2016. In making this assessment, they used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment the Chief Executive Officer and Chief Financial Officer have concluded that, as of October 31, 2016, our internal control over financial reporting were effective.

Attestation Report of the Registered Public Accounting Firm.

Micromem’s internal control over financial reporting as of October 31, 2016 has been audited by Collins Barrow Toronto LLP, an independent registered public accounting firm in Toronto, Canada, as stated in their report which is included under “Item 18—Financial Statements” of this Annual Report.

Changes in Internal Control Over Financial Reporting

No changes in our internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, occurred during the fiscal year ended October 31, 2016 that has materially affected or is reasonably likely to materially affect our internal controls over financial reporting.

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

The following table presents fees for professional audit services rendered by our auditors for the audit of our consolidated financial statements for the years ended October 31, 2016 and 2015, and fees billed for other services rendered by our auditors including our offerings of securities and tax services.

	Fiscal 2016	Fiscal 2015

Audit Fees	$160,000	$150,133
Audit Related Fees	-	-
Tax Fees	$4,000	$4,000
All Other Fees	-	-

Audit Fees

In 2016, we incurred a total of $160,000 to Collins Barrow Toronto LLP for audit services; in 2015 we incurred a total of $150,133 to Collins Barrow Toronto LLP for audit services.

Audit Related Fees

None

Tax Fees

We paid $4,000 of tax-related fees for services in 2016 and $4,000 of tax related fees in 2015 to Chiampou Travis LLP.

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

Consolidated Financial Statements of

MICROMEM TECHNOLOGIES INC.

For the years ended October 31, 2016 and 2015

(Expressed in United States Dollars)

Collins Barrow Toronto
Collins Barrow Place
11 King Street West
Suite 700, PO BOX 27
Toronto, Ontario M5H 4C7
Canada
T: 416.480.0160
F: 416.480.2646

toronto.collinsbarrow.com

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Micromem Technologies Inc.:

We have audited the accompanying consolidated financial statements of Micromem Technologies Inc. and its subsidiaries, which comprise the consolidated statements of financial position as at October 31, 2016 and October 31, 2015 and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for the years ended October 31, 2016, October 31, 2015 and October 31, 2014 and notes comprising a summary of significant accounting policies and other explanatory information.

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

Auditors’ Responsibility

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Micromem Technologies Inc. and its subsidiaries as at October 31, 2016 and October 31, 2015, and its consolidated financial performance and its consolidated cash flows for the years ended October 31, 2016, October 31, 2015 and October 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which describes the material uncertainties that cast significant doubt about Micromem Technologies Inc.’s ability to continue as a going concern.

This office is independently owned and operated by Collins Barrow Toronto LLP. The Collins Barrow trademarks are owned by Collins Barrow National Cooperative Incorporated and are used under license.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of October 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 2, 2017 expressed an unmodified (unqualified) opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 2, 2017

Collins Barrow Toronto
Collins Barrow Place
11 King Street West
Suite 700, PO BOX 27
Toronto, Ontario M5H 4C7
Canada
T: 416.480.0160
F: 416.480.2646

toronto.collinsbarrow.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Micromem Technologies Inc.:

We have audited the internal control over financial reporting of Micromem Technologies Inc. and subsidiaries (the "Company") as of October 31, 2016, based on criteria established in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading “Disclosure Controls/Internal Controls” under the title “Compliance Related Reporting Matters” in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 31, 2016, based on criteria established in the Internal Control — Integrated Framework (2013) issued by Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as at October 31, 2016 and 2015 and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for the years ended October 31, 2016, October 31, 2015 and October 31, 2014, and notes comprising a summary of significant accounting policies and other explanatory information and our report dated March 2, 2017 expressed an unqualified audit opinion on those consolidated financial statements.

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 2, 2017

This office is independently owned and operated by Collins Barrow Toronto LLP. The Collins Barrow trademarks are owned by Collins Barrow National Cooperative Incorporated and are used under license.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

1.	Reporting Entity and Nature of Business

2.	Going Concern

3.	Basis of Presentation

4.	Summary of Significant Accounting Policies

5.	New Standards and Interpretations Issued but not yet Adopted

6.	Fair Value Disclosures

7.	Capital Risk Management

8.	Deposits and Other Receivables

9.	Property and Equipment

10.	Deferred Development Costs

11.	Intangible Assets and Patents

12.	Share Capital, Stock Options and Loss per Share

13.	Private Placements and Common Share Purchase Warrants

14.	Bridge Loans

15.	Contributed Surplus

16.	Income Taxes

17.	Expenses

18.	Management Compensation and Related Party Transactions

19.	Commitments

20.	Contingencies

21.	Financial Risk Management

22.	Segmented Information

23.	Subsequent Events

MICROMEM TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in United States dollars)

	October 31,	October 31,
	2016	2015
Assets
Current assets:
Cash	$288,128	$158,568
Deposits and other receivables (Note 8)	33,327	56,108
	321,455	214,676

Property and equipment, net (Note 9)	10,988	15,592
Deferred development costs (Note 10)	-	3,070,299
Intangible assets, net (Note 11)	-	58,057
Patents, net (Note 11)	403,600	309,242
	$736,043	$3,667,866

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$917,179	$1,297,390
Bridge loans (Note 14)	3,637,008	966,588
Derivative liability (note 14)	83,998	-
	$4,638,185	$2,263,978
Shareholders' Equity (Deficit)
Share capital: (Note 12)
Authorized:
2,000,000 special preference shares, redeemable, voting Unlimited common shares without par value
Issued and outstanding:
204,388,569 common shares (2015: 197,176,368) (Note 12)	$75,855,139	$74,083,975
Equity component of bridge loans (note 14)	23,075	-
Contributed surplus (Note 15)	26,918,470	27,213,204
Deficit	(106,698,826)	(99,893,291)
	(3,902,142)	1,403,888

	$736,043	$3,667,866

Going Concern (Note 2)
Commitments (Note 19)
Contingencies (Note 20)
Subsequent events (Note 23)

"Joseph Fuda" (Signed)
Joseph Fuda, Director

"David Sharpless" (Signed)
David Sharpless, Director

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in United States dollars)

For the years ended October 31,
	2016	2015	2014

Costs and expenses :
Administration (Note 17)	$395,340	$389,647	$302,933
Professional, other fees and salaries (Note 17)	1,739,401	1,952,302	2,360,867
Stock based compensation (Note 12)	-	1,163,941	379,253
Development costs (Note 17)	3,635,613	2,646,019	703,671
Travel and entertainment	180,767	193,861	329,779
Amortization of property and equipment (Note 9)	5,270	7,177	7,357
Amortization of patents (Note 11)	26,527	-	-
Amortization of intangible assets (Note 11)	4,838	-	-
Write-down of patents (Note 11)	-	67,262	-
Write-down of intangible assets (Note 11)	38,705
Foreign exchange loss (gain)	(1,478)	59,687	58,491
Loss from operations	6,024,983	6,479,896	4,142,351

Other income and expenses
Interest expense (Note 14)	561,608	36,714	22,520
Accretion expense (Note 14)	514,560	-	-
Gain on revaluation of derivative liability (Note 14)	(295,616)	-	-

Net loss before income taxes	(6,805,535)	(6,516,610)	(4,164,871)

Income taxes (Note 16)	-	-	-

Net loss and comprehensive loss	$(6,805,535)	$(6,516,610)	(4,164,871)

Loss per share - basic and diluted (Note 12)	$(0.03)	$(0.03)	$(0.02)

Weighted average number of shares (Note 12)	199,572,966	192,629,666	171,534,969

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

For the years ended October 31,

	2016	2015	2014
Cash flows from operating activities:
Net loss	$(6,805,535)	$(6,516,610)	$(4,164,871)
Adjustments to reconcile loss for the period to net cash used in operating activities:
Amortization of patents intangible assets	31,365	-	-
Amortization of property and equipment	5,270	7,177	7,357
Write-down of intangible assets	38,705	-	-
Development costs	3,638,118	2,395,425	676,790
Accounts payable and accrued liabilities relating to development costs	(374,539)	-	-
Accretion expense	514,560	-	-
Bridge loan interest accrued	172,744	-	-
Bridge loan interest added to principal	413,245	19,361	-
Gain on revaluation of derivative liabilities	(295,616)	-	-
Stock based compensation	-	1,163,941	379,253
Write-down of patents	-	67,262	-
Reversal of patent provision	-	(19,598)	-
Conversion of advances receivables to salaries	-	263,819	-
Shares issued for legal settlement	62,500	-	-
Gain on settlement of accounts payable	(60,623)	-	-
Loss on disposal of property and equipment	608	-	-
Increase (decrease) in deposits and other receivables	5,899	455,265	(235,757)
Increase in accounts payable and accrued liabilities	350,263	523,558	454,149
Net cash used in operating activities	(2,303,036)	(1,640,400)	(2,883,079)

Cash flows from investing activities:
Purchase of property and equipment	(1,274)	(1,286)	(14,842)
Patents	(192,873)	(213,820)	(176,381)
Deferred development costs	(1,125,218)	(3,662,271)	(3,872,635)
Recovery of deferred development costs	643,901	1,783,632	662,290
Recovery of patents costs	-	18,140	-
Net cash used in investing activities	(675,464)	(2,075,605)	(3,401,568)

Cash flows from financing activities:
Issue of common shares	861,273	1,893,784	6,801,619
Bridge loans advances	2,490,333	1,176,673	-
Bridge loan repayments	(260,428)	(229,446)	-
Short-term loan advance	180,000	-	-
Short-term loan repayment	(180,000)	-	-
Advances to related parties	(50,952)	(981,395)	(480,304)
Repayments from related parties	67,834	1,078,970	78,036
Net cash provided by financing activities	3,108,060	2,938,586	6,399,351

Increase (decrease) in cash	129,560	(777,419)	114,704

Cash, beginning of year	158,568	935,987	821,283

Cash, end of year	$288,128	$158,568	$935,987

Supplemental cash flow information:
Interest paid (classified in operating activities)	$200,428	$17,354	$17,071
Income taxes paid	$-	-	$-
Shares issued on settlement of account payable	$295,312	$-	$-
Shares issued on settlement of legal claim	$62,500	$-	$-
Shares issued on conversion of bridge loan	$107,000	$-	$-

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
Consolidated Statements of Changes in Shareholders' Equity (Deficit)
(Expressed in United States dollars)

	Number of shares	Share capital	Contributed	Equity component	Deficit	Total
	Shares		surplus	of Bridge loan
Balance at November 01, 2013	158,491,425	$57,755,613	$32,822,327	$1,557	$(89,043,178)	$1,536,319

Stock based compensation (Note 12)	-		379,253	-	-	379,253
Warrants extended (Note 13)	-		168,632	-	(168,632)	-
Warrants exercised	27,410,717	6,801,619	-	-	-	6,801,619
Fair value of warrants exercised	-	6,078,497	(6,078,497)	-	-	-
Bridge loan converted	2,517,501	302,100	1,557	(1,557)	-	302,100
Warrants issued on conversion of bridge loan	-	(143,406)	143,406	-	-	-
Shares issued on settlement of accounts payable	17,081	8,353	-	-	-	8,353
Net loss and comprehensive loss	-	-	-	-	(4,164,871)	(4,164,871)
Balance at October 31, 2014	188,436,724	$70,802,776	$27,436,678	$-	$(93,376,681)	$4,862,773

Private placements of shares for cash (Note 13)	422,768	175,000	-	-	-	175,000
Share compensation (Note 12)	900,000	387,000	-	-	-	387,000
Warrants exercised (Note 13)	2,988,876	565,777	-	-	-	565,777
Fair value of warrants exercised	-	271,553	(271,553)	-	-	-
Options exercised (Note 12)	4,428,000	1,153,007	-	-	-	1,153,007
Fair value of options exercised	-	728,862	(728,862)	-	-	-
Stock options compensation (Note 12)	-	-	776,941	-	-	776,941
Net loss and comprehensive loss	-	-	-	-	(6,516,610)	(6,516,610)
Balance at October 31, 2015	197,176,368	$74,083,975	$27,213,204	-	$(99,893,291)	$1,403,888

Private placements of shares for cash (Note 13)	366,668	110,000	-	-	-	110,000
Options exercised (Note 12)	3,756,366	751,273	-	-	-	751,273
Fair value of options exercised	-	443,252	(443,252)	-	-	-
Shares issued on settlement of accounts payable (Note 12)	1,517,143	295,312	-	-	-	295,312
Shares issued on settlement of legal claim (Note 12)	312,500	62,500	-	-	-	62,500
Shares issued on conversion of bridge loan (Note 12)	509,524	108,827	-	(1,827)	-	107,000
Equity component of bridge loans (Note 14)	-	-	-	173,420	-	173,420
Expiry of bridge loan equity conversion option (Note 14)	-	-	148,518	(148,518)	-	-
Treasury shares to be cancelled (Note 12)	750,000	-	-	-	-	-
Net loss and comprehensive loss	-	-	-	-	(6,805,535)	(6,805,535)
Balance at October 31, 2016	204,388,569	$75,855,139	$26,918,470 $	23,075	$(106,698,826)	$(3,902,142)

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

1.	REPORTING ENTITY AND NATURE OF BUSINESS

Micromem Technologies Inc. (“Micromem” or the “Company”) is incorporated under the laws of the Province of Ontario, Canada. The principal business address of the Company is 121 Richmond Street West, Suite 304, Toronto, Ontario, Canada.

The Company develops, based upon proprietary technology, customized magnetic sensor applications for companies (referred to as “development partners”) operating internationally in various industry segments. The Company has not generated commercial revenues through October 31, 2016 and is devoting substantially all its efforts to securing commercial revenue opportunities.

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

These consolidated financial statements were authorized for issuance and release by the Company’s Board of Directors on March 2, 2017.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

2.	GOING CONCERN

These consolidated financial statements have been prepared on the “going concern” basis in accordance with International Financial Reporting Standards (“IFRS”), which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast significant doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. During the year ended October 31, 2016, the Company reported a net loss and comprehensive loss of $6,805,535 (2015 - $6,516,610; 2014 - $4,164,871) and negative cash flow from operations of $2,303,036 (2015 - $1,640,400; 2014 - $2,883,079). The Company’s working capital deficiency as at October 31, 2016 is $4,316,730 (2015 – $2,049,302).

The Company’s success depends on the profitable commercialization of its proprietary magnetic sensor technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company’s planned operations through fiscal 2017; however, the ability of the Company to continue as a going concern is dependent upon its ability to secure additional financing and/or profitably commercialize its technology. These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

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

For the years ended October 31, 2016, 2015 and 2014

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

These consolidated financial statements are presented in United States dollars (“U.S. dollars”), which is also the Company’s and wholly-owned subsidiaries functional currency.

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

Information about judgments, assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment are as follows:

i)

The Company makes estimates and utilizes assumptions in determining the fair value for stock based compensation expense, warrants, the (gain) loss on the revaluation of the derivative liability, and the bifurcation of convertible debt (e.g. inputs to the Black-Scholes option pricing model and interest rates for compound instruments).

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

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

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and carry-forward of unused tax assets and unused tax losses can be utilized. At October 31, 2016, the Company has assessed that it is not probable that sufficient taxable profit will be available to use deferred income tax assets based on operating losses in prior years, therefore, there are no balances carried in the consolidated statements of financial position for such assets.

vi)	The Company applies judgment in assessing whether material uncertainties exist that would cause doubt as to the whether the Company could continue as a going concern.

vii)	The Company applies judgment in assessing the functional currency of each entity consolidated in these financial statements.

viii)	The Company applies judgement in determining whether a joint arrangement exists and is classified as a joint operation or joint venture.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

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

For the years ended October 31, 2016, 2015 and 2014

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

c)	Financial Instruments: Recognition, Measurement, Disclosure and Presentation:

The Company initially recognizes loans and receivables and deposits on the date that they are originated. All other financial assets including assets designated at fair value through profit or loss (“FVTPL”) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position only when the Company has the legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company’s financial assets consist of cash and deposits and other receivables and the Company’s financial liabilities consist of accounts payable and accrued liabilities, bridge loans and derivative liability.

The Company classifies cash as FVTPL. Deposits and other receivables are classified as loans and receivables, and are initially measured at fair value and subsequently at amortized cost using the effective interest rate method. Accounts payable and accrued liabilities and the liability portion of bridge loans are classified as other financial liabilities, and initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method. The derivative liability is classified at FVTPL and is measured at fair value with unrealized gains or losses reported in the consolidated statement of loss and comprehensive loss.

Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss except for borrowing costs on qualifying assets which are added to asset cost.

To the extent there are changes to the terms of outstanding financial liability these changes may be recorded as a modification or an extinguishment of financial liabilities. A substantial modification of the terms of an existing financial liability is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The terms are substantially different if the discounted present value of the cash flows under the new terms is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability. A modification of the original financial liability is accounted for as an adjustment to the effective interest rate.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

d)	Compound Financial Instruments:

Compound financial instruments issued by the Company comprise convertible notes (bridge loans) that can be converted to share capital at the option of the holder and the number of shares to be issued does not vary with changes in their fair value.

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

Financial instruments with embedded derivative liabilities are accounted for as hybrid financial instruments. The Company has hybrid financial instruments when the embedded derivative conversion option of the convertible notes (bridge loans) gives the right to the holder to convert the convertible note (bridge loan) into common shares in Canadian dollars (“CDN”).

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

e)	Hybrid Financial Instruments: (Cont’d)

An embedded derivative is a feature within a contract, such that the cash flows associated with that feature behave in a similar fashion as a stand- alone derivative. An embedded derivative is separated from its host contract and accounted for as a derivative only when three criteria are satisfied:

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

The Company’s derivative financial instruments consist of derivative liabilities in relation to its convertible bridge loans and previously issued share purchase warrants.

i)	Derivative Warrant Liability:

The Company has issued share purchase warrants in conjunction with private placements for the purchase of common shares of the Company. Share purchase warrants issued with an exercise price in CDN, rather than USD (the reporting and functional currency of the Company) are considered to be derivative instruments. The Company is required to re-measure the fair value of these at each reporting date. The fair value of these CDN share purchase warrants are re-measured at each financial position date using the Black Scholes option-pricing model using the exchange rates at the financial position date and measured over their remaining life. Adjustments to the fair value of the derivative warrant liability as at the financial position date are recorded in the statement of loss and comprehensive loss as (gain) loss on revaluation of derivative warrant liability. Share purchase warrants that have expired or have been forfeited are adjusted to the statement of loss and comprehensive loss as (gain) loss on revaluation of derivative warrant liability.

Consideration received upon the exercise of warrants is credited to share capital and the related amount is transferred from contributed surplus (USD warrants) or derivative liability (CDN warrants) to share capital.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

f)	Derivative Liability: (Cont’d)

ii)	Conversion Feature of Bridge Loans:

The conversion feature on the bridge loans allows the holder of the option to convert the outstanding principal and interest from time to time to common shares at CDN conversion rates. The Company, using the Black Scholes option-pricing model, accounts for bridge loans as follows:

(ii.1)

At date of origination, the bifurcation of the total balance of the loan between the loan and the conversion feature is calculated. If the conversion feature of the bridge loan is in CDN there is no equity component, instead resulting in an embedded derivative liability. Accretion expense is recorded over the term of the loan. If the conversion feature of the loan is in USD, the instrument is accounted for as a compound financial instrument (see Note 4 (d)).

Canadian Conversion Features:

(ii.2)

The total loan proceeds are allocated between the bridge loans and the related embedded derivative liability based on the residual method (i.e. first to the embedded derivative and residual to the bridge loan). The embedded derivative liability conversion feature is shown as a derivative liability in the statement of financial position.

(ii.3)	The embedded derivative liability conversion feature is revalued at the end of the reporting period and any adjustment is reflected in the statement of loss.

g)	Joint Arrangements:

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

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

g)	Joint Arrangements: (Cont’d)

The interests in joint arrangements that are classified as joint operations are accounted for by the Company recording its pro rata share of the assets, liabilities, revenues, costs and cash flows.

The interests in joint arrangements that are classified as joint ventures are accounted for using the equity method and presented as an investment in the consolidated statement of financial position.

h)	Intangible Assets:

Costs for the general development of the Company’s sensor technology are expensed unless they meet the criteria for deferral. Expenditures are capitalized if the Company can demonstrate each of the following criteria: (i) the technical feasibility of completing the intangible asset so that it will be available for use or sale, (ii) its intention to complete the intangible asset and use or sell it, (iii) its ability to use or sell the intangible asset, (iv) how the intangible asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development; otherwise, they are expensed as incurred. Amortization is provided on a 7 year straight-line basis. Commencing in 2014, amortization expense of intangible assets is capitalized as deferred development costs as these charges are directly related to development.

i)	Property and Equipment:

Property and equipment are recorded at cost and are amortized over their estimated useful lives at the following annual rates and methods:

Computers	30% declining balance basis
Office equipment	30% declining balance basis

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

j)	Impairment of Long-lived Assets:

Long-lived assets consist of property and equipment, patents, intangible assets, and deferred development costs.

The carrying amounts of property and equipment, patents and intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable. When the carrying amount exceeds the estimated recoverable amount, the assets are written down to their recoverable amount.

Internally generated intangible assets that are under development (deferred development costs) are not amortized and are reviewed for impairment annually by comparing the carrying amount with its recoverable amount. Any impairment loss is recognized in profit or loss when their recoverable amount is less than their net carrying amount.

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
(Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

Gains or losses on the disposal of property and equipment, patents and intangible assets represent the difference between the net proceeds and the carrying value at the date of sale.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

k)	Deferred Development Costs:

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

Patents are recorded at cost and are amortized on a straight line basis over their estimated useful lives of 5 years. Patents are recorded net of accumulated amortization with amortization expense capitalized as deferred development costs since the patents are directly related to development. Amortization is expensed if there are no capitalized deferred development costs on the consolidated statement of financial position.

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

For the years ended October 31, 2016, 2015 and 2014

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

n)	Stock based Compensation and Other Stock based Payments:

The Company applies the fair value based method of accounting for all stock based payments to employees and non-employees and all direct awards of stock. Where share based payments are issued to non-employees, they are recorded at the fair value of the goods or services received in the statement of loss and comprehensive loss. If the fair value cannot be estimated reliably the amount is based on the fair value of the equity instrument granted. Stock based compensation is charged to operations over the vesting period and the offset is credited to contributed surplus.

Consideration received upon the exercise of stock options is credited to share capital and the related amount is transferred from contributed surplus.

The fair value of stock options and warrants is determined by the Black Scholes option- pricing model with assumptions for risk free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the option or warrant issued. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of options that vest. In the event that vested stock options expire, previously recognized stock based compensation is not reversed. In the event that stock options are forfeited, previously recognized stock based compensation associated with the unvested portion of the stock options forfeited is reversed. The fair value of direct awards of stock is determined by the quoted market price of the Company’s common shares.

o)	Income Taxes:

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

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

For the years ended October 31, 2016, 2015 and 2014

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

b)

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

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

5.	NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET ADOPTED (Cont’d)

c)

IAS 7 – Disclosure Initiative (Amendments to IAS 7 Statement of Cash Flows) – these amendments require that the following changes in liabilities arising from financing activities are disclosed (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchanges rates; (iv) changes in fair values; and (v) other changes. One way to fulfil the new disclosure requirement is to provide a reconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities. Finally, the amendments state that changes in liabilities arising from financing activities must be disclosed separately from changes in other assets and liabilities. These amendments are effective for reporting periods beginning on or after January 1, 2017.

d)

IFRS 16 – Leases – This standard was issued in January 2016 and specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. This standard is effective for reporting periods beginning on or after January 1, 2019.

The Company is currently assessing the impact of the above standards.

6.	FAIR VALUE DISCLOSURES

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments where measurement is required. The fair value of financial instruments consisting of cash, deposits and other receivables, accounts payable and accrued liabilities and bridge loans approximate their carrying amounts due to the relatively short period to maturity. Fair value amounts represent point-in-time estimates and may not reflect fair value in the future. For derivative liabilities fair value is determined using intrinsic value and/or the Black-Scholes option pricing model. The measurements are subjective in nature, involve uncertainties and are a matter of significant judgment. The methods and assumptions used to develop fair value measurements, for those financial instruments where fair value is recognized in the statement of financial position, have been prioritized into three levels of the fair value hierarchy as follows:

Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

6.	FAIR VALUE DISCLOSURES (Cont’d)

Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

Cash is measured at Level 1 of the fair value hierarchy. The derivative liability is measured Level 2 of the fair value hierarchy.

7.	CAPITAL RISK MANAGEMENT

The Company’s objective when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Company includes equity, comprised of issued share capital, equity component of bridge loans, contributed surplus and deficit, in the definition of capital. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to further develop and market its technologies and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity and warrants or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended October 31, 2016.

8.	DEPOSITS AND OTHER RECEIVABLES

The balance reported as Deposits and Other Receivables consists of:

	2016	2015

Advances to employees	7,586	26,060
Prepaid insurance and other	25,741	30,048
	$33,327	$56,108

As at October 31, 2016, advances to employees consisted of an advance to an employee of $7,586 (2015: two employees, $26,060). These advances are non-interest-bearing, unsecured and due on demand.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

9.	PROPERTY AND EQUIPMENT

	Computers	Furniture and	Total
		Equipment
Cost

At November 1, 2013	$49,213	$25,989	$75,202
Additions	16,508	-	16,508
Disposals	(13,436)	-	(13,436)
Year ended October 31, 2014	$52,285	$25,989	$78,274

At November 1, 2014	$52,285	25,989	$78,274
Additions	1,286	-	$1,286
Year ended October 31, 2015	$53,571	$25,989	$79,560

At November 1, 2015	$53,571	25,989	$79,560
Additions	1,274	-	$1,274
Disposals	(1,582)	-	$(1,582)
Year ended October 31, 2016	$53,263	$25,989	$79,252

Accumulated amortization	Computers	Furniture and	Total
		Equipment
At November 1, 2013	$35,215	$25,989	$61,204
Amortization for the year	7,357	-	$7,357
Adjustment for disposals	(11,770)	-	(11,770)
Year ended October 31, 2014	$30,802	$25,989	$56,791

At November 1, 2014	$30,802	25,989	$56,791
Amortization for the year	7,177	-	7,177
Year ended October 31, 2015	$37,979	$25,989	$63,968

At November 1, 2015	$37,979	25,989	$63,968
Amortization for the year	5,270	-	5,270
Adjustment for disposals	(974)	-	(974)
Year ended October 31, 2016	$42,275	$25,989	$68,264

Net book value at October 31, 2014	$21,483	-	$21,483
Net book value at October 31, 2015	$15,592	-	$15,592
Net book value at October 31, 2016	$10,988	-	$10,988

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

10.	DEFERRED DEVELOPMENT COSTS

The breakdown of development costs that have been capitalized is as follows:

	2016	2015

Opening balance	$3,070,299	$3,525,456
Additional project costs incurred	1,211,720	3,723,900
Recovery of development costs	(643,901)	(1,783,632)
Write-off of project costs	(3,638,118)	(2,395,425)
Closing balance	-	$3,070,299

Additions to deferred development costs include patent amortization of $71,989 (2015 - $58,105; 2014 - $44,472), and also includes intangible asset amortization of $14,514 (2015 -$19,352; 2014 - $19,352).

To date, the Company has recovered from its development partners a portion of the costs it has incurred as development costs coincident with meeting milestones as stipulated in development contracts.

The Company wrote-off the capitalized cost of $2,395,425 in the fourth quarter of the year ended October 31, 2015 against cumulative development costs incurred on development projects to reduce the carrying value of those projects to nominal value. The reserves were recorded as there were no formal commitments as of October 31, 2015 from development partners to move forward with these projects.

The Company wrote-off the capitalized cost of $3,638,118 in the third quarter of the year ended October 31, 2016 to reduce the carrying value of those projects to a value of nil. The Company anticipates that it may realize commercial economic benefits from the exploitation of these development projects in the future. However, given the uncertainty of realization of these costs, the Company wrote-off the capitalized costs.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

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

Intangible Assets

Cost

At November 01, 2013	$135,465
Additions	-
Year ended October 31, 2014	$135,465

At November 1, 2014	$135,465
Additions	-
Year ended October 31, 2015	$135,465

At November 1, 2015	$135,465
Additions	-
Year ended October 31, 2016	$135,465

Accumulated amortization

At November 01, 2013	$38,704
Amortization for the year	19,352
Year ended October 31, 2014	$58,056

At November 1, 2014	$58,056
Amortization for the year	19,352
Year ended October 31, 2015	$77,408

At November 1, 2015	$77,408
Amortization for the year	19,352
Write-off	38,705
Year ended October 31, 2016	$135,465

Net book value at October 31, 2014	$77,409
Net book value at October 31, 2015	$58,057
Net book value at October 31, 2016	$-

Amortization of intangible assets for the year ended October 31, 2015 and up to the third quarter of the year ended October 31, 2016 was capitalized to deferred development costs.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

11.	INTANGIBLE ASSETS AND PATENTS (Cont’d)

The Company wrote-off the capitalized cost carrying value of $38,705 in the fourth quarter of the year ended October 31, 2016 to reduce the carrying value of intangible assets to a value of nil. The Company anticipates that it may realize commercial economic benefits from the exploitation of these intangible assets in the future. However, given the uncertainty of realization of these costs, the Company wrote-off the capitalized costs.

Patents

Cost

At November 1, 2013	$134,172
Additions	176,381
Year ended October 31, 2014	$310,553

At November 1, 2014	$310,553
Additions	213,820
Writedown of costs incurred	(77,925)
Recovered from development partner	(18,140)
Year ended October 31, 2015	$428,308

At November 1, 2015	$428,308
Additions	192,873
Year ended October 31, 2016	$621,181

Amortization

At November 1, 2013	$62,577
Amortization for the year	44,472
Year ended October 31, 2014	$107,049

At November 1, 2014	$107,049
Adjust for writedown	(46,088)
Amortization for the year	58,105
Year ended October 31, 2015	$119,066

At November 1, 2015	$119,066
Amortization for the year	98,515
Year ended October 31, 2016	$217,581

Net book value at October 31, 2014	$203,504
Net book value at October 31, 2015	$309,242
Net book value at October 31, 2016	$403,600

Amortization of patents for the year ended October 31, 2015 and up to the third quarter of the year ended October 31, 2016 was capitalized to deferred development costs.

In 2015, the Company wrote down $67,262 of its original memory related patents to a nominal value. The Company also recovered $18,140 of patent expenditures from a development partner.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

12.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE

a)	Share Capital
Authorized and outstanding:

The Company has two classes of shares as follows:

i)	Special redeemable voting preference shares, 2,000,000 authorized, none are issued and outstanding.

ii)	Common shares without par value – an unlimited number authorized.

Share Capital

	Number of	Amount
	Shares	$

Balance at November 1, 2014	188,436,724	$70,802,776

Private placement of shares for cash (Note 13)	422,768	175,000
Warrants exercised (Note 13)	2,988,876	565,777
Fair value of warrants exercised	-	271,553
Options exercised	4,428,000	1,153,007
Fair value of options exercised	-	728,862
Share compensation(i)	900,000	387,000
Balance at October 31, 2015	197,176,368	$74,083,975

Private placement of shares for cash (Note 13)	366,668	110,000
Options exercised	3,756,366	751,273
Fair value of options exercised		443,252
Shares issued on settlement of accounts payable (ii)	1,517,143	295,312
Shares issued on settlement of legal claim (iii)	312,500	62,500
Shares issued on settlement of bridge loan (iv)	509,524	107,000
Equity component of bridge loan (iv)	-	1,827
Treasury shares to be cancelled (v)	750,000	-

Balance at October 31, 2016	204,388,569	$75,855,139

2015 Activity:

i)

450,000 common shares were issued to three directors as compensation for services provided, these common shares were valued at $220,500. In addition, 450,000 common shares were issued to a consultant as compensation for services provided, these common shares were valued at $166,500. In the absence of a reliable measurement of the services received from the consultant, the services have been measured at the fair value of the shares granted.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

12.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’d)

a)	Share Capital (Cont’d)

2016 Activity:

ii)

A total of 1,517,143 common shares were issued to three arms’ length service providers as settlement of trade accounts payable totaling $295,312. The common shares issued were valued based on the trade accounts payable owing to these three arms’ length service providers.

iii)

312,500 common shares were issued as part of the settlement of the legal claim as described in Note 20(a). The common shares were valued based on the common shares price of $0.20 on the date of the settlement agreement.

iv)

509,524 common shares were issued to an arm’s length investor who had provided bridge loan financing to the Company in 2016 and who elected to convert the bridge loan into common shares at the maturity date of the loan (Note 14). The value of the bridge loan at the time of conversion was $107,000. The equity component of the bridge loan on the date of conversion in the amount of $1,827 was reclassified from equity component of bridge loans to share capital.

v)

In July 2016, the Company negotiated the settlement of a trade payable with an arm’s length service provider as settlement of trade account payable in the amount of $170,300 (included in (ii) above) through the issuance of 1,000,000 common shares. The Company also issued an additional 1,000,000 common shares to settle up to an additional $200,000 of services to be rendered by the arm’s length service provider between July and December 2016. These 1,000,000 shares were held in trust by the Company to be released in tranches of 250,000 common shares as services were rendered.

Between July and September 2016, $56,861 of services were provided under this arrangement and the Company released 250,000 common shares as settlement of the services rendered (included in (ii) above).

In October 2016, this settlement arrangement was cancelled by mutual consent. Accordingly, the Company is proceeding to return the remaining 750,000 common shares to treasury for cancellation. The 750,000 common shares remained outstanding as issued but not released as at October 31, 2016.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

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

A summary of the status of the Company’s fixed stock option plan through October 31, 2016 and changes during the periods is as follows:

		Weighted
		average
		exercise	Proceeds
	Options	price	realized
	(000)	$	$
Outstanding, November 01, 2014	12,105	0.27
Granted	2,165	0.47
Exercised	(4,428)	(0.27)	1,153,007
Expired	(25)	(0.64)
Outstanding, October 31, 2015	9,817	0.31
Granted	-	-
Exercised	(3,756)	(0.20)	$751,273
Expired	(1,666)	(0.21)
Outstanding, October 31, 2016	4,395	0.45

The weighted average share price on the dates of exercise was $0.27 (2015 - $0.48) .

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

12.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’d)

b)	Stock Options (Cont’d)

During the year ended October 31, 2016 the Company issued a total of nil stock options.

During the year ended October 31, 2015 the Company issued a total of 2,165,000 stock options. All options vest immediately upon issuance. This total consisted of 1,185,000 stock options issued to directors and officers, 730,000 stock options issued to employees and 250,000 stock options to a third party advisor.

The Company has the following stock options outstanding at October 31, 2016:

			Weighted
			average
			remaining life
Date of issue	# Issued	Strike Price	(in years)	Expiry Date

April 10, 2012	690,000	0.35	0.4	April 10, 2017
January 22, 2013	440,000	0.30 CDN	1.2	January 22, 2018
September 16, 2013	520,000	0.27 CDN	1.9	September 16, 2018
February 10, 2014	350,000	0.85	2.3	February 10, 2019
April 25, 2014	230,000	0.64	2.5	April 25, 2019
June 4, 2015	975,000	0.49	3.6	June 4, 2020
August 20, 2015	940,000	0.46	3.8	August 20, 2020
September 30, 2015	250,000	0.40	3.9	September 30, 2020
	4,395,000

All outstanding options at October 31, 2016 are exercisable. In 2016, the Company recorded a total expense of $nil (2015 - $776,941; 2014 - $379,253) with respect to the issuance of options issued during the year, calculated in accordance with the Black Scholes option-pricing model.

The underlying assumptions in the Black Scholes option-pricing model were as follows:

	2015	2014
Share price	$0.37 - 0.49	$0.63 - 0.85
Volatility factor (based on historical volatility)	109% - 114%	112% - 113%
Risk free interest rate	0.73% - 0.90%	1.60%
Expected life	5 years	5 years
Dividend yield	0%	0%
Forfeiture rate	0%	0%

Subsequent to October 31, 2016 the Company issued additional stock options to certain directors, officers and employees (Note 23).

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

12.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’d)

c)	Loss Per Share

The calculation of basic and diluted loss per share for the year ended October 31, 2016 was based on the loss attributable to common shareholders of $6,805,535 (2015 - $6,516,610; 2014 - $4,164,871) divided by the weighted average number of common shares outstanding of 199,572,966 (2015 – 192,629,666; 2014 - 171,534,969).

Diluted loss per share does not include the effect of 4,395,000 stock options outstanding as they are anti-dilutive.

13.	PRIVATE PLACEMENTS AND COMMON SHARE PURCHASE WARRANTS

a)	Private Placements

i)	The Company did not complete any private placements in 2014.

ii)

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

The Company calculated the charge associated with the extension of warrants in accordance with the Black Scholes option-pricing model. The Company reported a total charge to deficit of $168,632 and an offsetting charge to contributed surplus of $168,632 for warrants extended.

The incremental fair value of these warrants extended was estimated using the Black Scholes option-pricing model with the following assumptions:

2014
Share price	$0.50
Volatility factor (based on historical volality)	124 - 157%
Risk free interest rate	1.01 - 1.02%
Dividend yield	0%
Expected life	0.25-0.53 year

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

13.	PRIVATE PLACEMENTS AND COMMON SHARE PURCHASE WARRANTS (Cont’d)

a)	Private Placements (Cont’d)

iii)

In 2015, the Company completed two private placements with investors consisting of common shares, with no warrants, pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received gross proceeds of $175,000 and issued a total of 422,768 common shares.

iv)

In 2016, the Company completed two private placements with an investor consisting of common shares with no warrants, pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received gross proceeds of $ 110,000 and issued a total of 366,668 common shares.

Subsequent to October 31, 2016 the Company completed additional private placement financings (Note 23).

b)	Share Purchase Warrants

		Weighted
		average exercise		Proceeds Realized
	Warrants	price

Balance outstanding at October 31, 2014	4,485,463	$0.37
Exercised	(2,988,876)	($0.19	) $	565,777
Expired	(1,496,587)	($0.73)
Granted	-	-
Balance at October 31, 2015 and 2016	-	-		-

The weighted average share price on the date of exercise of the warrants was $0.60.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

14.	BRIDGE LOANS

2015 Bridge Loans:

(1)

Between August - October 2015, the Company secured a series of bridge loans from investors totaling $1,287,500 CDN ($976,673 USD). The loans are secured by a floating charge on the assets of the Company. The maturity dates of the bridge loans were originally set as 30 days in each case and have been renewed by the investors through November 2015. The interest rate on the bridge loans ranges from 2% to 3% per month. These bridge loans were not convertible into common shares as at October 31, 2015. One of the bridge loans obtained in the amount of $300,000 CDN ($229,446 USD), plus accrued interest of $6,000 CDN ($4,588USD), was repaid on September 4, 2015. The maturity dates on this series of bridge loans has since been extended.

(2)

In August 2015, the Company secured a bridge loan of $200,000 from an investor. The loan is secured by a floating charge on the assets of the Company with a maturity date of November 1, 2015. The interest rate on the loan is calculated at 3% per month, payable monthly in arrears. This bridge loan was not convertible into common shares as at October 31, 2015. The maturity date of the bridge loan has since been extended.

A breakdown of the outstanding bridge loans as at October 31, 2015 is summarized as follows:

Principal	$1,176,673
Interest Accrued	36,715
Interest Paid	(17,354)
Repayments	(229,446)
Carrying value at October 31, 2015	$966,588

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

14.	BRIDGE LOANS (Cont’d)

2016 Bridge Loans:

(1)	The bridge loans outstanding at October 31, 2016 and for the year then ended are summarized as below.

	October 31,2016
	$USD	$CDN	Total
	denominated loans	denominated loans
	($US)	($US)

Debt obligations	824,670	2,660,932	3,485,602
Equity portion of bridge loans	23,075	-	23,075
Derivative Liability	-	83,998	83,998
Interest payable at October 31, 2016	29,804	121,602	151,406

	Year ended October 31, 2016
	$USD	$CDN	Total
	denominated loans	denominated loans
	($US)	($US)

Accretion expense	87,184	427,377	514,561
Interest expense	193,254	368,354	561,608
(Gain)/loss on foreign exchange	-	8,323	8,323
Gain/(loss) on revaluation of derivatives	-	(295,616)	(295,616)

(2)	The Company completed the following bridge loan transactions in the 2016 fiscal year:

(a)	The 2015 bridge loans were extended on several occasions during 2016, ultimately through October 31, 2017.

(b)

It secured an additional 7 bridge loans denominated in $USD. These loans were of a short term nature and were extended on several occasions during 2016; these loans have now been extended to June-November 2017.

(c)

It secured an additional 6 bridge loans denominated in $CDN. These loans were of a short term nature and were extended on several occasions during 2016; these loans have now been extended to June-November 2017.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

14.	BRIDGE LOANS (Cont’d)

2016 Bridge Loans: (Cont’d)

(3)	At October 31, 2016 and for the year ended, the Company reports the following with respect to the outstanding $USD convertible bridge loans:

$ USD Bridge Loans

	2015 Loan	2016 Loans
		#1	#2	#3	# 4	#5	#6	#7	#8
Date of origination	8/31/2015	11/30/2015	12/2/2015	12/31/2015	1/8/2016	3/15/2016	3/24/2016	3/24/2016	3/31/2016
Principal amount at origination	$200,000	$250,000	$250,000	$100,000	$100,000	$1,077,862	$30,000	$30,000	$30,000
Monthly interest rate	3.00%	2.00%	2.00%	1.00%	2.00%	1.00%	1.00%	1.00%	1.00%
Effective annual interest rate	40.00%	40.00%	40.00%	40.00%	40.00%	40.00%	40.00%	40.00%	40.00%
Conversion price to common shares	0.3 [1]	0.21	0.21	0.21 [2]	0.20	0.30 [3]	0.21 [4]	0.21	0.30[5]
Current maturity date	11/2/2017 [6]	6/2/2017 [6]	6/2/2017 [6]		11/1/2017[6]			11/25/2017[6]
Outstanding at October 31/2016:
Principal	$200,025	$245,389	$245,389	$-	$106,000	$-	$-	$27,867	$-
Interest	5,803	5,027	4,904	-	14,000	-	-	70	-
	$205,828	$250,416	$250,293	$-	$120,000	$-	$-	$27,937	$-

(1)	This loan was not convertible until November 2, 2015.
(2)	This loan was converted to shares on August 2,2016.
(3)	This loan was converted to $CDN on July 15,2016. It is presented as $CDN loan #4 in 2016 as of July 15, 2016.
(4)	This loan was repaid on Oct 24,2016.
(5)	This loan was repaid on August 2,2016.
(6)	These loans were extended subsequent to year end.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

14.	BRIDGE LOANS (Cont’d)

2016 Bridge Loans: (Cont’d)

(3)	(Cont’d)

A) Consolidated Statement of Loss, year ending October 31,2016

	2015 Loan	2016 Loans
		#1	#2	#3	# 4	#5	#6	#7	#8	Total

Accretion expense	$3,625	37,346	$10,495	$12,268	$13,839	$-	3,676	$3,802	$2,133	$87,184
Interest
Paid	66,000	35,000	50,000	-	-	7,040	2,100	-	1,210	161,350
Accrued	5,803	5,027	4,904	-	14,000	-	-	2,170		31,904
	$71,803	$40,027	$54,904	$-		$7,040 $	2,100	$2,170	$1,210	$193,254

B) Consolidated Statement of Financial Position at October 31,2016

	2015 Loan	2016 Loans
		#1	#2	#3	#4	#5	#6	#7	#8	Total

Debt obligation	200,025$	245,389	$245,389	$-	$106,000	$-	$-	27,867	$-	$824,670
Equity portion of bridge loan	3,600	8,671	8,671	-	-	-	-	2,133	-	23,075
Interest payable	5,803	5,027	4,904	-	14,000	-	-	70	-	29,804

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

14.	BRIDGE LOANS (Cont’d)

2016 Bridge Loans: (Cont’d)

(4)	At October 31, 2016 and for the year then ended, the Company reports the following with respect to the outstanding $CDN convertible bridge loans.

	$ CDN Bridge Loans.
	2015 Loan	2016 Loans
		#1	#2	#3	#4	#5	#6	#7
Date of Origination	Aug 15 to Oct 15	2/12/16	5/2/16	9/2/16	7/15/16	9/26/26	10/24/24	June-Oct 16
Principal amount at origination	$973,673	$361,400	$239,082	$76,929	$1,077,862	$37,885	$560,175	$243,026
Monthly interest rate	2-3%	2.00%	3.00%	2.00%	2.00%	1.00%	1.00%	2.00%
Effective annual Interest rate	N/A	522.82%	98.13%	71.74%	38.30%	38.30%	15.08%	-
Conversion price to common shares	none	0.21	0.30	0.21	.25CDN	0.30CDN	0.30CDN	2
Current maturity date	1	10/31/17	11/2/17	6/2/17	10/31/17	9/26/17	10/24/17	11/1/17
Outstanding at October 31/2016:
Principal	-	427,444	228,164	70,776	1,118,248	41,317	544,948	230,035
Interest	-	20,587	6,605	2,894	78,390	429	1,288	11,409
Total	$-	$448,031	$234,769	$73,670	$1,196,638	$41,746	$546,236	$241,444

(1)	This loan was converted to $USD on March 15, 2016. It is presented as USD loan # 5 in 2016 through July 15 , 2016.
(2)	This loan was not convertible at October 31,2016.

A) Consolidated Statement of Loss, year ending October 31, 2016.

	2016 Loans
	#1	#2	#3	#4	#5	#6	#7	Total

Accretion Expense	$181,963	$62,666	$3,327	$178,705	$534	$182	$-	$427,377

(Gain)lLoss on revaluation of derivative liability	(180,503)	(69,845)	6,885	(100,000)	(2,753)	50,600	-	(295,616)

(Gain) loss on foreign exchange	10,626	(4,421)	(2,203)	5,391	(483)	(587)	-	8,323

Interest expense
Paid	11,307	33,921	-	-	-	-	-	45,228
Accrued	55,639	6,854	2,943	244,331	435	1,290	11,634	323,126
Total	$66,946	$40,775	$2,943	$244,331	$435	$1,290	$11,634	$368,354

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

14.	BRIDGE LOANS (Cont’d)

2016 Bridge Loans: (Cont’d)

B) Consolidated Statement of Financial Position at October, 31 2016

	2016 Loans
	#1	#2	#3	#4	#5	#6	#7	Total

Derivative liability	$-	$-	$14,211	$-	$4,362	$65,425	$-	$83,998
Debt obligation	427,444	228,164	70,776	1,117,295	41,317	544,948	230,035	2,659,979
Total obligation	427,444	228,164	84,987	1,117,295	45,679	610,373	230,035	2,743,977
Interest payable	$20,587	$6,605	$2,894	$78,390	$429	$1,288	$11,409	$121,602

15.	CONTRIBUTED SURPLUS

Balance outstanding at November 01, 2014	$27,436,678

Stock based compensation expense relating to stock options issued (Note 12(b))	776,941
Fair value of options exercised	(728,862)
Fair value of warrants exercised	(271,553)
Balance at October 31, 2015	$27,213,204
Fair value of options exercised	(443,252)
Expiry of bridge loan conversion option (Note 14)	148,518
Balance at October 31, 2016	$26,918,470

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

16.	INCOME TAXES

(a)

The Company has non-capital losses of approximately $23.9 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. As of October 31, 2016 the tax losses expire as follows:

		Other
	Canada	foreign	Total
2022	-	7,301	7,301
2023	-	9,667	9,667
2025	-	14,471	14,471
2026	1,791,571	5,254	1,796,825
2027	1,506,571	3,459	1,510,030
2028	7,812	55,519	63,331
2029	1,544,035	463,610	2,007,645
2030	2,083,306	1,886,778	3,970,084
2031	1,255,127	48,808	1,303,935
2032	1,391,007	333,962	1,724,969
2033	1,686,037	160,550	1,846,587
2034	2,439,124	682,878	3,122,002
2035	2,827,284	573,235	3,400,519
2036	2,574,031	580,898	3,154,929
	$19,105,905	$4,826,390	$23,932,295

(b)

In addition the Company has available capital loss carry forwards of approximately $1.2 million to reduce future taxable capital gains, the benefit of which has not been recognized in these consolidated financial statements. These losses carry forward indefinitely.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

16.	INCOME TAXES (Cont’d)

(c)

Deferred income taxes reflect the net tax effect of temporary differences between carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	October 31,	October 31,	October 31
	2016	2015	2014
Non-capital losses and other	$7,139,329	$7,963,343	$7,792,685
Capital losses	165,164	169,395	196,505
Property ,equipment ,intangibles, patents and deferred costs	1,769,064	602,246	661,960
Share issue costs	1,881	4,633	9,095
	$9,075,438	8,739,617	8,660,245
Deferred tax assets not recognized	(9,075,438)	(8,739,617)	(8,660,245)
	$-	$-	$-

(d)	The reconciliation of income tax attributed to continuing operation computed at the statutory tax rates to income tax expense is as follows:

	October 31,	October 31,	October 31
	2016	2015	2014

Loss before income taxes	$6,805,535	$(6,516,610)	$(4,164,871)
Statutory rate	26.50%	26.50%	26.50%

Expected income tax recovery	(1,803,467)	(1,726,902)	(1,103,691)
Non-deductible expenses and other items	130,211	270,214	112,727
Effect of exchange rate on future tax assets carried forward
from previous years	142,518	978,598	572,542
Expiry of non-capital losses	-	755,041	259,122
Effect of higher tax rates in foreign jurisdiction	(446,821)	(356,323)	(11,247)
Adjustment to non-capital losses	1,641,738	-	-
Change in deferred tax assets not recognized	335,821	79,371	170,547
	-	$-	$-

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

17.	EXPENSES

Administration

The components of general and administration expenses are as follows:

	2016	2015	2014

General and administrative	$177,725	$141,721	$69,122
Rent and occupancy cost	72,317	74,524	84,816
Office insurance	60,195	58,835	61,578
Telephone	12,187	17,740	22,537
Investor relations, listing and filling fees	72,916	96,826	64,880
	$395,340	$389,646	$302,933

Professional, Other Fees and Salaries

The components of professional, other fees and salaries expenses are as follows:

	2016	2015	2014

Professional fees	$328,850	$466,411	$420,902
Consulting fees	1,028,600	1,039,316	1,535,520
Salaries and benefits	381,951	446,575	404,445
	$1,739,401	$1,952,302	$2,360,867

Development Costs

The components of development expenses reported are as follows:

	2016	2015	2014

Expenses incurred, net	(2,505)	250,594	26,882
Write-off of deferred development (Note 10)	3,638,118	2,395,425	676,789
	3,635,613	2,646,019	703,671

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

18.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS

The Company reports the following related party transactions:

(a)	Chairman:

The Chairman’s term expired on April 26, 2016; his compensation for services rendered was extended until October 31, 2016 and was then terminated. He received cash compensation on a month to month basis totaling $113,266 ($CDN 150,000) in 2016.

In 2016 the Chairman was not awarded any stock options (2015 the Chairman was awarded a total of 187,500 stock options an average price of $0.46 per share; 2014: the Chairman was not granted any stock options).

The total compensation paid to the Chairman during the year ended October 31, 2016 was $113,266 of cash compensation (2015 - $119,707 of cash compensation and $64,271 of stock based compensation; 2014 - $137,172 of cash compensation).

The Company provided short term non-interest bearing advances of $198,673 to the Chairman during 2015 and the Chairman made repayments totaling $236,757 to leave no outstanding advances receivable as at October 31, 2015.

In 2016 the Chairman exercised 700,000 stock options and the Company realized proceeds of $140,000.

(b)	Management and consulting fees:

Included in professional fees, other fees and salaries as reported are management fees and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers, directors and employees of the Company. The total compensation paid to such parties is summarized as:

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

18.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS (Cont’d)

(b)	Management and consulting fees (Cont’d):

	2016	2015	2014
Cash compensation	$845,510	$936,199	$1,482,153
Less portion capitalized to deferred development costs	(4,869)	(122,804)	(169,664)
	840,641	813,395	1,312,489

Share compensation	-	220,500	-
Stock based compensation	-	524,583	325,074

	$840,641	$1,558,478	$1,637,563

In 2016, these parties were awarded a total of nil options (2015: 975,000 options at an exercise price of $0.49 per share and 412,500 options at an exercise price of $0.46; 2014: 540,000 options at an average exercise price of $0.76CDN per share).

In 2016, officers, directors and a senior employee exercised 3,056,366 options resulting in proceeds to the Company of $611,273.

In 2015, officers, directors and a senior employee exercised 4,088,000 options resulting in proceeds to the Company of $1,055,491.

In 2015, 450,000 common shares were issued to three directors as compensation for services provided, these common shares were valued at $220,500.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

18.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS (Cont’d)

(c)	Related party deferred development cost:

In 2015, the Company was invoiced $1,049,524 (2014: $1,843,643) by a company whose major shareholder is a director of the Company and who also serves as its Chief Technology Officer. This individual was elected as a director on February 19, 2014 and these related party transactions disclosed are transactions incurred from that date forward. These charges had been capitalized as deferred development costs.

In 2016, no invoices were submitted to the Company by this party.

As at October 31, 2016 the Company includes $167,000 in accounts payable and accrued liabilities owing to this company (2015: $227,215).

(d)	Advances:

In 2015 the following advances were provided to officers, directors and employees of the Company:

(1)

The CEO was provided short term non-interest bearing advances of $550,972 during the year and made repayments totaling $542,615 and the remaining $8,357 was settled through the allocation of compensation due to the CEO. There are no advances receivable from the CEO as at October 31, 2015.

(2)

The President of MAST met performance targets in February 2015 settling his advances receivable from 2014 of $244,074, the advance receivable was converted to salaries at that time. There were no advances to the President of MAST during 2015.

(3)

A senior employee was provided short term non-interest bearing advances of $166,366 during the year and made repayments totaling $247,252 resulting in no outstanding advances receivable as at October 31, 2015.

In 2016, the CEO was provided short term non-interest bearing advances of $42,144 between November 1, 2015 and January 31, 2016. These advances were settled at January 31, 2016 through the allocation of compensation due to the CEO.

In all cases the advances were provided as advances against expenses incurred or compensation due to these individuals.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

18.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS (Cont’d)

(d)	Accounts payable:

At October 31, 2016 the Company reports in accounts payable and accrued liabilities a balance owing to the President of MAST of $120,332 which amount represents outstanding expense reports and a short term non-interest bearing advance provided to the Company.

(e)	Bridge loan:

The CEO of the Company provided a bridge loan of $100,000 CDN on September 2, 2016; this bridge loan is included in Note 14 as 2016 Bridge loan CDN, Loan No. 3.

(f)	Subsequent event:

In December 2016 the Company issued stock options to certain officers, directors and employees (note 23).

19.	COMMITMENTS

The Company has extended its lease for premises through July 2022. The lease term is for 5 years and stipulates base monthly rental expenses of $4,005 CDN. Lease commitments are as follows – commitments less than one year of $34,202 CDN, years 2-5: $206,136 CDN, thereafter $36,051.

The Company has certain outstanding commitments to 3rd party subcontractors with respect to deferred development costs. These commitments are as follows – commitments less than one year of $2,899,593; commitments between years 2-5 total of $1,124,183.

20.	CONTINGENCIES

(a)	Legal matters:

On June 29, 2016 the lawsuit that was initiated in 2014 between the Company and Dreifus Associates Limited and Henry Dreifus (“Defendants”) was settled through arbitration. Under the terms of settlement:

i)	The Company made a series of payments between July 29, 2016 and October 31 (Note 12(a)), 2016 totaling $50,000 and issued 312,500 common shares with a value of $62,500 to the Defendants.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

20.	CONTINGENCIES (Cont’d)

(a)	Legal matters: (Cont’d)

ii)

The Defendants dropped their counterclaims of approximately $270,000 of disputed charges for services allegedly rendered. The Defendants also dropped all previously alleged claims of inventorship status on one of the Company’s patents and assigned to the Company any and all of their future entitlements to the Company’s patents.

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

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

21.	FINANCIAL RISK MANAGEMENT (Cont’d)

(b)	Market Risk: (Cont’d)

i.	Foreign Exchange Risk: (Cont’d)

The consolidated financial statements include balances that are denominated in Canadian dollars as follows:

	$	CDN	$	CDN
		2016		2015

Cash		$377,534		$148,767
Deposits and other receivables		44,695		73,361
Accounts payable and accrued liabilities		289,099		335,813
Bridge loans		3,405,824		1,002,313

A 10% strengthening of the US dollar against the Canadian dollar would serve to decrease the loss by $438,726 at October 31, 2016 (2015 – decrease the loss by $132,625). A 10% weakening of the US dollar against the Canadian dollar at October 31, 2016 would have had the equal but opposite effect.

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

The Company is exposed to interest price risk on its interest bearing bridge loans and related party advances. This exposure is limited due to the short-term nature of the bridge loans and related party advances.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

21.	FINANCIAL RISK MANAGEMENT (Cont’d)

(c)	Liquidity Risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.

The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures.

All financial liabilities are due within 1 year from the balance sheet at October 31, 2016.

As at October 31, 2016, the Company reports a working capital deficiency of $4,316,730 and has certain financial commitments (Note 19), the majority of which are due within one year. It must continue to raise financing in order to meet its current obligations (Note 23).

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

For the years ended October 31, 2016, 2015 and 2014

22.	SEGMENTED INFORMATION

There is one operating segment of the business being the development and commercialization efforts with respect to the Company's proprietary sensor applications. Currently, the predominant market segment that the Company is pursuing is the North American market for such technology.

Geographic information – Non-current assets

	October 31,	October 31,
	2016	2015

Canada	$408,985	$784,713
United States	5,603	2,668,477
	$414,588	$3,453,190

23.	SUBSEQUENT EVENTS

(1)

On December 30, 2016, the Company issued 2,890,000 common stock options to certain officers, directors and employees. The options vest upon issuance and have a five year term. The exercise price was set at a strike price of $0.25 USD ($0.34 CDN).

(2)	The Company secured 11 additional $CDN bridge loans between November 1, 2016 and March 2, 2017. The total additional financing raise was $1,048,000 CDN ($788,660

A summary of the terms of these bridge loans is provided as below:

2017 $ CDN Bridge Loans.

	Loan	Loan	Loan	Loan	Loan	Loan	Loan	Loan	Loan	Loan	Loan	Total
	1	2	3	4	5	6	7	8	9	10	11	Loans 1-11
Date of Origination	11/02/16	12/02/16	12/21/16	01/13/17	01/13/17	01/20/17	01/20/17	01/20/17	01/26/17	01/26/17	02/09/17
Principal amount at origination
($CDN)	$200,000	$30,000	$160,000	$60,000	$50,000	$150,000	$30,000	$133,000	$30,000	$25,000	$180,000	$1,048,000
($US)	$149,365	$22,560	$119,394	$45,679	$38,066	$112,452	$22,490	99,708	$22,893	$19,078	$136,975	$788,660
Monthly interest rate	1.00%	1.00%	1.00%	1.00%	2.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%
Conversion price to common shares	0.30 CDN	0.30 CDN	0.30 CDN	0.30 CDN	N/A	0.30 CDN	0.30 CDN	0.30 CDN	0.30CDN	0.30 CDN	0.30 CDN	0.30 CDN
Current maturity date	11/02/17	12/02/17	12/21/17	01/31/18	01/13/18	01/20/18	01/20/18	01/20/18	01/26/18	01/26/18	02/09/18

MICROMEM TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2016, 2015 and 2014

23.	SUBSEQUENT EVENTS (Cont’d)

(3)

On November 1, 2016, the 2016 $CDN bridge loan #7 (Note 14(4)), which was a non- convertible loan at October 31, 2016, was amended to include a conversion feature at a price of $0.30 CDN. Additionally, the interest rate was reduced from 2% to 1% per month and the loan was extended to November 1, 2017.

(4)

The Company completed six private placements with investors consisting of common shares with no warrants, pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received gross proceeds of $143,365 ($CDN 191,150) and issued a total of 651,666 common shares.

(5)	On November 7, 2016, the Company issued 26,667 common shares to settle accounts payable of $5,983 ($CDN 8,000).

**************************************

ITEM 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No. 1.1	Articles of Incorporation of Micromem Technologies Inc. and amendments thereto in effect as of January 11, 2000, (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on January 11, 2000).

Exhibit No. 1.2	Articles of Incorporation of Amendment of Micromem Technologies Inc. dated as of October 17, 2001 amending the Articles of Incorporation of Micromem Technologies Inc. to increase the number of directors to a minimum of three and a maximum of ten (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 26, 2003).

Exhibit No. 1.3	Articles of Incorporation of Amendment of Micromem Technologies Inc. dated as of June 24, 2002 amending the Articles of Incorporation of Micromem Technologies Inc. to increase the number of directors to a minimum of 3 and a maximum of 12 (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 26, 2003).

Exhibit No. 1.5	By-Laws of Micromem Technologies Inc. in effect as of January 11, 2002, (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on January 11, 2000).

Exhibit No. 1.6	Amendment to the By-Laws of Micromem Technologies Inc. approved by shareholders on June 29, 2000, deleting the requirement from the By-Laws that the President shall be appointed from amongst the directors (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 26, 2003).

Exhibit No. 4.1	Employment Agreement by and between Micromem Technologies, Inc. and Salvatore Fuda dated May 29, 2005. (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on February 28, 2006).

Exhibit No. 4.2	Employment Agreement by and between Micromem Technologies and Joseph Fuda dated May 28, 2008 (Incorporated by reference to the Company’s Form 20-F filed with the Commission on February 24, 2009).

Exhibit No. 4.3	Employment Agreement by and between Micromem Technologies and Dan Amadori dated May 28, 2008 (Incorporated by reference to the Company’s Form 20-F filed with the Commission on February 24, 2009).

Exhibit No. 4.4	Employment Agreement by and between Micromem Technologies and Steven Van Fleet dated May 28, 2008 (Incorporated by reference to the Company’s Form 20-F filed with the Commission on February 24, 2009).

Exhibit No. 8.1	List of Subsidiaries (Incorporated by reference to the Company’s Annual Report on Form 20-F filed with the Commission on March 1, 2010)

Exhibit No. 12.1	Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 12.2	Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 13.1	Officer's Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 13.2	Officer's Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 15.1	Consent of Collins Barrow LLP (filed herewith)

46

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

MICROMEM TECHNOLOGIES INC.

By:	/s/ Joseph Fuda
Name:	Joseph Fuda
Title:	Chief Executive Officer

By:	/s/ Dan Amadori
Name:	Dan Amadori
Title:	Chief Financial Officer

Dated: March 10, 2017

47