Form 20-F
period 2017-10-31
MICROMEM TECHNOLOGIES INC
filed 2018-03-12
CIK 1085921

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended October 31, 2017

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
228,562,711 Common Shares

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
Large Accelerated Filer [  ]     Accelerated Filer [  ]     Non-Accelerated Filer [ X ]

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

Fiscal Years 2017, 2016, 2015, 2014 and 2013

The following table sets forth our selected consolidated financial data in United States dollars as of and for each of the fiscal years ended October 31, 2017, October 31, 2016, October 31, 2015, October 31, 2014 and October 31, 2013. The selected consolidated financial data has been derived from our audited consolidated financial statements. All information contained in the following table should be read in conjunction with our audited consolidated audited financial statements and the notes thereto in “Item 18-Financial Statements” and "Item 5 - Operating and Financial Review and Prospects” included elsewhere in this Annual Report on Form 20-F.

Our consolidated financial statements for the years ended October 31, 2017, 2016, 2015, 2014 and 2013 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

International Financial Reporting Standards

Selected balance sheet information
(all amounts in U.S. dollars)

	2017	2016	2015	2014	2013
Working capital (deficiency)	(3,865,390)	($4,316,730)	($2,049,302)	$1,034,921	$425,888
Capital Assets	9,822	10,988	15,592	21,483	13,998
Total Assets	916,643	736,043	3,667,866	5,636,605	2,166,455
Capital Stock	80,198,194	75,855,139	74,083,975	70,802,776	57,755,613
Shareholders' equity (deficiency)	(3,424,106)	(3,902,142)	1,403,888	4,862,773	1,536,319

Selected statement of operations and deficit information

(all amounts in U.S. dollars)
	2017	2016	2015	2014	2013
Interest and other income	$-	$-	$-	$-	$-
Research and development expenses	147,008	3,635,613	2,649,019	703,671	160,920
General and administrative and other expenses	3,004,027	2,950,978	2,703,650	3,081,947	2,198,466
(Gain) Loss on revaluation of (1) Derivative liabilities	(1,614,822)	(295,616)	-	-	3,205,752
Loss on conversion of debt (2)	1,009,680	-	-	-	-

Accretion Expense (3)	1,358,101	514,560	-	-	-

Stock compensation expense (4)	442,206	-	1,163,941	379,253	368,790

Loss before income taxes	(4,346,200)	(6,805,535)	(6,516,610)	(4,164,871)	(5,933,928)

Net Loss	(4,346,200)	(6,805,535)	(6,516,610)	(4,164,871)	(5,933,928)

1)

(Gain) on revaluation of derivative liabilities as reported for 2017 and 2016 above relates to the measurement of the derivative liabilities relating to the outstanding convertible bridge loans. Loss on revaluation of derivatives in 2013 as reported above relates principally to the measurement of the derivative warrant liability relating to outstanding Canadian dollar denominated common share purchase warrants. The (gain) loss as reported is a non-cash charge which is calculated in accordance with IFRS.

2)	Loss on conversion of debt as reported relates to the inducement of additional common shares issued to the bridge loan lenders who converted their bridge loans to common shares in 2017.

3)	Accretion expense is a non cash expense calculated in accordance with IFRS and relates to increasing the face value of the debt to the contracted amount over the term of the loan.

4)	Stock compensation expense is a non cash expense calculated in accordance with the Black Scholes option pricing model.

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

	2017	2016	2015	2014	2013
High for period	0.8245	0.7972	0.8501	0.9422	1.0164
Low for period	0.7276	0.6854	0.7141	0.8589	0.9348
End of period	0.7971	0.7461	0.7233	0.8620	0.9402
Average for period	0.7708	0.7538	0.7793	0.9054	0.9710

The following table sets forth, for each period indicated, the high and low exchange rates for United States dollars expressed in Canadian dollars on the last day of each month during such period, based on the Noon Buying Rate.

	February	March	April	May	June	July
	2017	2017	2017	2017	2017	2017
High	1.3249	1.3513	1.3662	1.3743	1.3504	1.2982
Low	1.3016	1.3304	1.3275	1.3446	1.2977	1.2447

	August	September	October	November	December	January
	2017	2017	2017	2017	2017	2018
High	1.2482	1.248	1.2893	1.2888	1.2886	1.2535
Low	1.2755	1.2128	1.2472	1.2683	1.2545	1.2293

On February 28, 2018 the noon buying rate for one Canadian dollar, as quoted by the Bank of Canada, was CDN $1.2809 = U.S. $1.00.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

At October 31, 2017 we had $9,189 cash on hand. Our working capital position is ($3,865,390) at October 31, 2017. Subsequent to October 31, 2017, through to the date of the filing of this Annual Report on Form 20-F, we have raised an additional $576,936 through the issuance of convertible debentures (includes 2 Canadian denominated debentures for $310,000 CDN ($245,136 USD) and 3 USD denominated debentures for $331,800) and 5 $ CDN denominated private placements for $261,000 CDN ($207,060 USD). Additionally, we collected $340,857 from development partners with respect to our ongoing joint product development projects.

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

We continued to develop applications of our magnetic sensor technology in 2017 working with our technical advisors and our strategic development partners. We are pursuing joint development agreements with potential strategic partners with the expectation that we will jointly develop sensor applications for use by these potential strategic partners. We believe that these current initiatives will result in revenues and cash flow to the Company in the future but there can be no assurance when and if such revenues will be achieved.

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

A depressed oil and gas sector could place our development projects at risk.

Certain of our development partners are engaged primarily in the oil and gas sector. If market conditions are depressed for this sector, there is a risk that such companies could defer or cancel previously established capital expenditure programs or product development initiatives. If these situations arose with our development partners in this sector, our related development projects could be at risk of delays or cancellation.

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

Our shareholders may be unable to sell a significant number of our common shares on the OTCQB without a significant reduction in the market price of the shares.

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

By 2015 we had advanced a number of our product development initiatives under joint product development agreements with our clients Chevron, Castrol, Flextronics and Eversource Energy. Our pipeline of development projects expanded. By October 31, 2016 several of our active projects had advanced to the stage where the proof of concept and the prototype units were completed. In 2016 we began the process of advancing our technology in initial field trials of these prototype units.

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

Update of Product Development Activity at October 31, 2017

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

In March 2016 Chevron indicated that they wanted to pursue certain specific tracers in the go forward work as the next phase of the development project. Our discussions continued through July 2016, at which point we executed an addendum to our contractual work with Chevron to complete the next round of tracer tests. An initial budget of $400,000 for this work was established and we received $200,000 in August, 2016.

We began working with our subcontractor to move forward with this phase of the development work. This work progressed well throughout the fall and a series of status reports were issued continuing through late December. We received an additional $100,000 for this work from Chevron in December.

In last year’s Annual Report, we discussed timing delays encountered with respect to our Chevron development project, attributable to the 2015-2016 slowdown in the North American energy sector.

Throughout 2017, MAST actively engaged with the Chevron team and, through our prime sub-contractor, Entanglement Technologies, have successfully moved forward with pre-commercialization testing protocol. In 2017, we received $196,000 of funding from Chevron. We recently announced that we anticipated an additional funding of up to $1 million. We reported an accounts receivable amount of $340,857 from Chevron at October 31, 2017. We believe that the balance of this funding will be provided shortly.

In the meantime, we are advised that our contract is being transitioned from Chevron’s Technology group to its Operations group, which we believe is a pre-cursor to commercialization of the project.

Castrol: We entered into a JPDA with Castrol in December 2014. The development project was to develop a MEMS solution for real time detection of wear elements in lubricating fluids for deployment initially in non-automotive markets and thereafter for the automotive market. During 2015 we were successful in completing the initial phases of that agreement whereby we have now provided the initial prototypes to Castrol and these have been accepted. We received $488,500 as payment from Castrol as of October 31, 2015.

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

We worked with our prime subcontractor, SBM Inc. (“SBM”), to develop an overall budget for the next phase of the miniaturization work and for the fieldable units. We invoiced Castrol for $100,000 relating to the fieldable unit work in late fall 2016. This amount was paid in December, 2016.

In 2017, Castrol invested an additional $100,000 in support of our joint development initiative. This money was used to support the work done by our prime sub-contractor, SBM.

We had ongoing discussions and dialogue with Castrol during fiscal 2017 about the expanded scope of the technical work to be completed and pursued discussions with Castrol about establishing, a more balanced cost sharing arrangement to further these development initiatives.

These matters have not as yet been resolved. The most recent interactions and discussions with Castrol have taken place over the past three months through mid-February 2018. In the meantime, our sub-contractor is paid on an up-to-date basis for work performed.

In 2017, the Company was successful in developing a prototype “field” unit for infield testing. The Company believes that this technology can be a standalone product for commercial exploitation in future. This could be a separate initiative distinct from the eventual development of an automotive application, which is referenced in our JPDA with Castrol.

In order for this project to proceed, the Company will require additional financing and we intend to continue to pursue current discussions on cost sharing arrangements with Castrol. At this stage, the Company has invested approximately $2.4 million of financing and, against this total, Castrol has provided financing of approximately $850,000.

Flextronics: In 2014 we executed a JPDA with Flextronics to test, manufacture and, ultimately, to commercialize the Company’s patented automotive oil pan plug sensor suite for automotive OEMS. This JPDA developed after we had spent several years pursuing a proof of concept with General Motors.

The work plan called for the Company to invest approximately $1.9 million of funding with Flextronics on a multistaged development process over several years. That project was initiated and the Company has received partial invoices for work performed to date. In total the Company has to date paid Flextronics $392,257 and there is an additional amount payable of approximately $131,000, reported at October 31, 2017. The account has now aged and there has been no activity or new developments with Flextronics in 2017. The Company hopes to resume discussion in future, but, for the moment, does not have the resources to do so. In light of the passage of time, there can be no assurance that Flextronics will move forward with this process.

The ongoing valuable asset that the Company has is its patented technology – a series of patents relating to the oil pan plug. We believe that there is broad market opportunity in the automotive sector to exploit this technology in future.

Other Opportunities: MAST has been active throughout 2017 in discussions with a number of other substantial companies, to whom it has submitted go-forward development project proposals.

We engaged with Repsol Inc., a Spanish conglomerate, in 2017. Repsol provided an initial $75,000 of funding to support certain initial development work that SBM is engaged by the Company to complete. The Company’s ability to deploy additional resources at the moment is limited; however, the project remains active and viable.

The Company recently announced the launch of its AROMA product in conjunction with its sub-contractor, Entanglement Technologies; we are actively promoting this product to a number of parties who have expressed initial interest and with whom the Company will be meeting shortly.

Deferred development costs/development expenses:

The Company's investment in deferred development costs between 2013-2016 is summarized as below.

	S.A.	Chevron	Castrol	Northeast	Flextronics	Other	Total

Balance at 10/31/2012	364,870		-	-	205,237	148,057	718,164
Additions	236,960	89,986	-	10,000	208,303	132,195	677,444
Recoveries	(100,000)	(87,290)	-	-	-	(46,000)	(233,290)
Writedowns	-		-	-	-	(234,241)	(234,241)
Balance at 10/31/2013	501,830	2,696	-	10,000	413,540	11	928,077
Additions	262,328	1,622,554	387,519	1,427,634	116,000	120,424	3,936,459
Recoveries	(125,000)	(87,290)	(250,000)	(200,000)	-	-	(662,290)
Writedowns	(639,158)		-	-	-	(37,632)	(676,790)
Balance at 10/31/2014	-	1,537,960	137,519	1,237,634	529,540	82,803	3,525,456
Additions	-	1,321,015	1,027,758	1,032,695	300,139	42,293	3,723,900
Recoveries	-	(1,545,132)	(238,500)	-	-	-	(1,783,632)
Writedowns	-		-	(2,270,329)	-	(125,096)	(2,395,425)
Balance at 10/31/2015	-	1,313,843	926,777	-	829,679	-	3,070,299
Additions	-	451,828	460,403	-	299,489	-	1,211,720
Recoveries	-	(393,901)	(250,000)	-	-	-	(643,901)
Writedowns	-	(1,171,700)	(1,337,250)	-	(1,129,168)	-	(3,638,118)
Balance at 10/31/2016	-	-	-	-	-	-	-

In our 2015 Annual Report we reported that we were working with Northeast Utilities (or Eversource) for the development of a sensor platform design to detect partial discharges inside a transformer. Additionally, we reported that we had begun development work with Northeast Utilities on a low-cost power line conditioning monitoring device designed for transmission power lines. Given the timing to market these opportunities, we reflected a write-down of our investment of $2.27 million against these projects in the fiscal year ending October 31, 2015.

On July 31, 2016, we wrote down the remaining value of the deferred development costs to nil while we continue to pursue the continued development and ultimate commercialization of these projects.

The Company incurred $858,865 of project costs in 2017. It recovered $100,000 from Castrol, $536,857 from Chevron and $75,000 from Repsol. The Company reports net development cost of $147,008 in 2017.

Intellectual Property

In June 2016, we settled the litigation with Dreifus Associates Limited (“DAL”) which had been pending since late 2014. As part of the settlement, the Company received the full assignment of DAL’s alleged interests in our Multimodal condition sensor platform and system thereof.

We incurred $161,647 of patent related costs in 2017 (2016: $192,873; 2015: $213,820). We believe that the Company has valuable interests in its intellectual property that it has developed through October 31, 2017; specifically, we note that:

a.

We have seven published US patents and two US patents pending relating to the multi modal oil pan plug. Additionally, we have filed for PCT patents in other international jurisdictions which are currently under review.

b.

We have one US patent and received notification of publication of one additional US patent for our power line monitoring application as well as three PCT patents under review in international jurisdictions.

c.

We have US patent pending applications filed for our transformer partial discharge technology, our spark- induced breakdown spectography technology and our cement integrity sensor technology. Additionally, we have PCT patents related thereto filed in several international jurisdictions which are under review.

We have a balance payable to our patent attorneys of $106,929 at October 31, 2017. Our patent attorneys have stopped any additional work on our behalf until the Company pays down the balance due. The additional work since October 31, 2017 has been organized and managed by the President of MAST, Steven Van Fleet.

We continue to pursue the protection of our intellectual property. Our management will determine from time to time the jurisdictions where protection is appropriate. This determination will be based on a number of factors including the state of development of our technology, the importance of a particular market for our technology, the costs of pursuing patent protection in a jurisdiction and our financial position at the time.

Share Capital

At October 31, 2017 the Company had 228,562,711 common shares outstanding (2016: 204,388,569). Additionally, the Company has 6,595,000 stock options outstanding with a weighted average exercise price of $0.37 per share (2016: 4,395,000 options outstanding with a weighted average exercise price of $0.45 per share).

Changes to Our Board of Directors and Management:

Our 2016 Annual Meeting of Shareholders was held on July 21, 2017. Joseph Fuda, David Sharpless, Steven Van Fleet, Oliver Nepomuceno, Larry Blue, Alex Dey, and Brian Von Herzen were reelected to serve on our Board of Directors. Messrs Joseph Fuda, Dan Amadori and Steven Van Fleet continue to serve as Officers of the Company. On September 30, 2017, Larry Blue resigned as a director after 12 years of service to the Company.

Equity Financing Transactions:

In the fiscal year ended October 31, 2017 the Company completed the following transactions:

(a)	It completed 20 private placements for cash and received gross proceeds of $719,403; and, issued 3,873,223 common shares.

(b)	It issued 547,643 common shares to settle $107,708 of trade accounts payable. It also issued 132,381 common shares to settle $21,909 of compensation payable.

(c)	It issued 20,370,895 common shares for the conversion of eight bridge loans totaling $2,536,963.

(d)	The Company continued its bridge loan financing activity, specifically:

(i) Certain of the bridge loans secured in 2016 were extended in 2017, ultimately through October 31, 2017 and thereafter.

(ii) The Company secured a total of 15 additional $CDN denominated bridge loans in 2017 and realized gross proceeds of $1,233,524. One of these bridge loans was repaid in October 2017.

(iii) The Company secured three additional $USD bridge loans in 2017 and realized gross proceeds of $501,500. A partial repayment of $75,000 on one of these loans was made in October 2017.

In the fiscal year ending October 31, 2016 the Company completed the following transactions:

(a)	It completed two private placements for cash and received gross proceeds of $110,000 and issued a total of 366,668 common shares.

(b)	It raised $751,273 from the exercise by officers, directors and employees of 3,756,366 common share options.

(c)

It secured additional financing of $2,490,333 through fourteen (14) bridge loans from investors. The maturity dates of these loans at inception varied from two to six months. The prescribed interest rates vary from 1% to 3% per month. A conversion feature has been provided in each case whereby the investor has the option to convert the loan into common shares at a conversion price prescribed at the inception of the loan. Seven (7) of these bridge loans are denominated in $CDN and the remaining seven bridge loans are denominated in $USD. In certain cases the terms of the bridge loans were renegotiated at their maturity dates with new terms established.

Of the bridge loans secured in 2016, two $USD loans totaling $60,000 were repaid at their maturity dates and a third bridge loan in the amount of $107,000 (principal and interest) was converted to common shares at its maturity date. The remaining bridge loans secured were extended at their maturity dates.

(d)

It issued 1,517,143 common shares to two creditors to settle outstanding accounts payable due to these creditors in the amount of $295,312. Additionally, the Company issued 312,500 common shares with a value of $62,500 as partial consideration of the settlement of the 2014 litigation with DAL. This litigation was settled on June 29, 2016.

Intangible Assets:

Intangible assets comprise the costs which the Company has capitalized relating to the technical expertise and knowhow that the Company has developed with respect to the commercialization efforts relating to its sensor technology. In 2012, the Company determined that it had sufficiently advanced its expertise and product knowledge relating to the general commercialization efforts for its sensor technology in multiple industry vertical applications. In 2016, we recorded $19,352 of amortization expense during the year and reserved the balance of $38,075 at fiscal year end, leaving a nil balance at October 31, 2016 and 2017.

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

The Company incurred $3,809 of capital expenditures in 2017, $1,274 in 2016 and $1,286 in 2015.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section of the Form 20-F has been prepared to provide a more substantive discussion of our business and to assist the reader in analyzing the audited consolidated financial statements for the years ended October 31, 2017, October 31, 2016 and October 31, 2015. This discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes in this Annual Report, which are prepared in accordance with IFRS and are stated in United States dollars.

A.	Operating Results

The following table sets forth certain selected financial information of our Company:

Selected statement of operations and deficit information

	2017	2016	2015

Administration	$305,421	$395,340	$389,647
Professional and other fees and salaries	1,433,113	1,739,401	1,952,302
Travel and entertainment	118,261	180,767	193,861
Development costs	147,008	3,635,613	2,646,019
Stock compensation expense	442,206	-	1,163,941
Interest expense	666,245	561,608	36,714
Accretion expense	1,358,101	514,608	-
Loss on conversion of bridge loans	1,009,680	-	-
Gain on revaluation of derivatives	(1,614,822)	(295,616)	-
Other expense	480,987	73,862	134,126
Loss for the year	4,346,200	6,805,535	6,516,610
Loss per share – basic and diluted	0.02	0.03	0.03

Selected balance sheet information

	2017	2016	2015
Working capital (deficiency)	$(3,865,390)	$(4,316,730)	$(2,049,302)
Other Assets	441,284	414,588	3,453,190
Total Assets	916,643	736,043	3,667,866
Shareholders’ equity (deficiency)	(3,424,106)	(3,902,142)	1,403,888

Fiscal 2017 Compared to Fiscal 2016

a.

Administration costs were $305,421 in 2017 versus $395,340 in 2016. These expenses principally include rent, insurance, communications, investor relations and filing fees. The decrease in administration costs reported in 2017 is primarily attributable to: (i) in 2016 we incurred approximately $130,000 (2017: Nil) of costs associated with the DAL legal settlement referenced above in the Intellectual Property section; (ii) insurance expense increased by approximately $21,000 in 2017 versus 2016, and (iii) interest and penalties costs increased by approximately $12,000 in 2017 versus 2016.

b.

Professional fees including audit and legal expenses were $224,139 in 2017 versus $328,851 in 2016. In 2016 we incurred the costs associated with the attestation report on our internal controls over financial reporting which was not required in 2017. Consulting fees were $813,735 in 2017 versus $1,028,600 in 2016 reflecting less use of outside consultants in 2017.

c.	Salaries and benefits were $395,239 in 2017 versus $381,950 in 2016. There were no significant changes in staff salaries and benefits on a year over year basis.

d.	Travel and entertainment expenses were $118,261 in 2017 versus $180,767 in 2016. The Company curtailed travel related costs in 2017 given the Company’s working capital constraints.

e.	Interest expense was $666,245 in 2017 versus $561,608 in 2015. The Company had more bridge loans outstanding in 2017.

f.

Accretion expense was $1,358,101 in 2017 versus $514,560 in 2017. This is a non cash expense which relates to the amortization of the derivative liability amount which is determined at the inception of the loan and charged to the face value of the debt amount recorded at inception over the term of the loan. The amount increased significantly in 2017 with the larger number of loans in place and the frequent changes in the terms of loan at renewal dates, causing the additional non cash expense.

g.

The gain on the revaluation of the derivative liabilities was $1,614,822 in 2017 versus $295,616 in 2016. The derivative liability is revalued at each quarter end and is reset if the terms of the loan are changed at renewal dates. This is a non cash item; the increase in 2017 was the result of the larger number of loans in place in 2017 and the frequent changes in the terms of the loans at renewal dates.

h.

The loss on conversion of bridge loans to common shares was $1,009,680 in 2017 versus nil in 2016. A total of eight bridge loans were converted to common shares in 2017. In seven of these conversions the Company provided an inducement to the lender to convert by reducing the originally negotiated conversion price to the lower market price on the day of conversion.

i.

Other expenses were $480,987 in 2017 versus $73,892 in 2016. In 2017 the Company reported a foreign exchange loss of approximately $343,000 (2016: gain of $1,000); arising principally from the translation of multiple Canadian denominated bridge loans. Patent amortization expense was $133,785 in 2017 versus $26,527 in 2016.

j.

Stock compensation expense was $442,206 in 2017 versus $Nil in 2016. The Company issued 2,890,000 stock options to officers, directors and employees in 2017 and the cost was calculated using the Black Scholes option pricing model.

k.	Net development costs in 2017 were $147,008 versus $3,635,613 in 2016. In 2016, the Company recorded an impairment reserve on deferred development costs of $3,638,118.

Fiscal 2016 compared to Fiscal 2015:

The Company reported a loss of $6,805,535 in 2016 versus a loss of $6,516,610 in 2015. The change in loss from operations in 2016 from 2015 resulted from several components, including:

a.

Administration expenses were $395,340 in 2016 versus $389,647 in 2015. These expenses include rent, insurance, communications, investor relations and filing fees and are comparable between the two years.

b.

Professional fees including audit and legal expenses were $328,851 in 2016 versus $466,411 in 2015 primarily as a result of costs incurred in 2015 relating to the DAL litigation which was settled in 2016. Additionally, we incurred higher costs in 2015 relating to contracts with our development partners.

c.

Consulting fees were $1,028,600 in 2016 versus $1,039,316 in 2015. In 2016 this included $110,000 of investor relations fees to a firm hired in 2016 (2015: nil), management bonuses of nil to the President of MAST in 2016 (2015 - $244,000).

d.	Salaries and benefits expenses were $381,950 in 2016 versus $446,575 in 2015. Staff bonuses were $20,000 in 2016 versus $55,000 in 2015.

e.	Travel and entertainment expenses were $180,767 in 2016 versus $193,861 in 2015.

f.	Net development costs were $3,635,613 in 2016 versus $2,646,018 in 2015. The Company recorded an impairment reserve on deferred development costs of $3,638,118 in 2016 (2015: $2,395,425).

g.	Other expenses totaled $73,862 in 2016 versus $134,126 in 2015. The difference between years primarily relate to foreign exchange expense and patent amortization expense.

h.	Stock compensation expense was nil in 2016 versus $1,163,941 in 2015 which related to the issuance of stock options in 2015.

Balance Sheet Data:

(a)	At October 31, 2017, the Company had working capital of ($3,865,390) compared to ($4,316,730) at October 31, 2016.

(b)	The investment in deferred development costs by project for the four-year period from 2013 – 2016 is summarized in ITEM 4.B. –Business Overview above.

(c)	The Company completed equity and bridge loan financings in 2017, 2016 and 2015 as summarized in ITEM 4.B.- Business Overview above.

Unaudited Quarterly Financial Information

Three months ended (unaudited)	Revenues $	Expenses $	Income (Loss) in period $	(Loss) per share $
January 31, 2016	-	611,687	(611,687)	-
April 30, 2016	-	750,938	(750,938)	(0.005)
July 31, 2016	-	4,610,433	(4,610,433)	(0.02)
October 31, 2016	-	832,477	(832,477)	(0.005)
January 31, 2017	-	2,431,952	(2,431,952)	(0.01)
April 30, 2017	-	(124,532)	124,532	-
July 31, 2017	-	400,281	(400,281)	-
October 31, 2017	-	1,638,499	(1,638,499)	(0.01)

Included as part of the total quarterly expenses as reported above are the following items which represent significant variations reported between the respective 2016 and 2017 quarters :

	2016	2017
Q3 Development cost expense/write-down	$3,638,118	$49,156
Q1 Non-cash loss on revaluation of derivative liabilities	-	$1,046,968
Q4 Loss on conversion of bridge loans to common shares	-	$1,009,680
Q4 Non-cash (gain) on revaluation of derivative liabilities	$(295,616)	$(887,075)

B. Liquidity and Capital Resources:

Liquidity

We have not yet realized commercial revenues from the exploitation of our technology platforms. We currently do not have positive cash flow from operations and will not realize positive cash flow until we license or directly produce and sell products utilizing our technology platforms.

We currently have no lines of credit available. We have, to date, relied on obtaining equity financing from investors through private placements, through the exercise by shareholders of common share purchase warrants, through the exercise of common stock options by officers and directors, and through bridge loans that the Company has secured in order to meet our cash flow needs until we can generate sustainable revenues. At October 31, 2017 we had a working capital deficiency of $3,862,390 (2016: $4,316,730) including cash on hand of $9,189 (2016: $288,128). Since October 31, 2017 we have raised an additional $576,936 of bridge loan financing and $207,060 of financing from five private placements. We have also received $340,857 of additional funding from our development partners which we reported as accounts receivable at October 31, 2017.

We have granted to our directors, officers and other employees a number of options to purchase shares at prices that are at or above market price on the date of grant. None of the optionees has any obligation to exercise their options and there can be no guarantee that we will realize any funds from these options.

Capital Resources

We incurred $3,809 of capital expenditures in 2017, $1,274 of expenditures in 2016 and, $1,286 of expenditures in 2015.

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

Our prospects for commercial revenues are dependent upon the successful completion of milestones in the development contracts that we have initiated to date and upon the customers deciding to proceed with commercial orders once these development contracts are successfully completed.

E. Off-Balance Sheet Arrangements:

We are not party to any off-balance sheet arrangements except for operating lease commitments. In addition, we have no unconsolidated special purpose financing or partnership entities.

F. Tabular Disclosure of Contractual Obligations:

A summary of our financial commitments as of October 31, 2017 is as below:

		Payments due by period ($CDN)
	Total	Less than 1	1-3 years	3-5 years	More than 5
		year			years
Operating lease obligations	$228,285	$48,060	$96,120	$84,105	-

		Payments due by period ($USD)
	Total	Less than 1	1-3 years	3-5 years	More than 5
		year			years
Operating lease obligations	$181,105	$38,127	$76,255	$66,723	-
Purchase obligations	$2,235,335	$760,001	$1,475,334	-	-
Total:	$2,416,440	$798,128	$1,551,589	$66,723	-

In addition to these financial commitments, the Company has management agreements with its senior executives which are operative on a month to month basis. At October 31, 2017 these agreements stipulate the following monthly obligations for the Company’s senior management team:

President	$21,333 USD
President, MAST	$19,000 USD
CFO	$12,500 CDN ($9,728 USD)

Critical Accounting Policies:

Our significant accounting policies are set forth in our consolidated financial statements, which should be read in conjunction with management's discussion of our critical accounting policies and estimates set forth below.

Our consolidated financial statements for the period have been prepared in accordance with IFRS .

We have not yet realized commercial revenues from the exploitation of our technology. Under IFRS, research costs are expensed in the period incurred. Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under IFRS which is the translation of research findings or other knowledge into a plan for the technology prior to commercial production or use. As at October 31, 2017 and the Company capitalized nil of development costs and capitalized nil as intangible assets under IFRS.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The Directors and Executive Officers of Micromem as at February 28, 2018 are set forth below:

Name	Age	Position

Joseph Fuda	56	President, Chief Executive Officer and Director
Dan Amadori	66	Chief Financial Officer
Steven Van Fleet	63	Director and President of MAST, Inc.
David Sharpless	67	Director
Oliver Nepomuceno	50	Director
Alex Dey	74	Director
Brian Von Herzen	58	Director

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

Dan Amadori has served as Chief Financial Officer of Micromem since June 2004. He also currently serves as a director of Invesque, Inc., Enerydynamic Hybrid Technologies Inc. and Nerium Biotech Inc. He has also served as Chief Financial Officer of Leader Capital from June 2004 – March 2009. He served as a Director and Chair of the Audit Committee of Ontex Resources between September 2003 and March 2005. He served as CFO of Echo Power Generation Inc. from June 2004 - March 2008. He served as a director of Hydrive Technologies Inc. from 2004-2008 and as Chair of the Audit Committee of Hydrive from 2006-2008. He served as a Director and CFO of XGEN Ventures Inc. between November 2005 and September 2009. He was appointed as Chairman of Kingsway Arms Retirement Residences in August 2011. He is President of Lamerac Financial Corp., a financial advisory firm and has held that position since October 1988. Mr. Amadori is a Chartered Professional Accountant and holds an MBA from the Ivey School of Business.

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

B.	Compensation

	Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary (US$)	Bonus (US$)	Other Annual Compensation (US$)	Securities Under Options Granted (#)
Joseph Fuda Chief Executive Officer	2015 2016 2017	150,786 353,787 319,429	- - -	- - 99,450	22,500(2) - 650,000(6)
Salvatore Fuda, Former Chairman of the Board of Directors (4)	2015 2016 2017	119,707 119,707 -	- - -	- - -	187,500(2) - -
David Sharpless Director	2015 2016 2017	- - -	- - -	110,250 - 22,950	375,000(3) - 150,000(6)
Steven Van Fleet Director and President of MAST, Inc.	2015 2016 2017	227,648 231,309 233,694	244,074 - -	- - 99,450	- - 650,000(6)
Dan Amadori Chief Financial Officer	2015 2016 2017	119,707 113,266 114,601	- - -	- - 99,450	- - 650,000(6)
Larry Blue Director (7)	2015 2016 2017	- - -	- - -	- - 7,650	300,000 (3) - 50,000(6)
Oliver Nepomuceno Director	2015 2016 2017	- - -	- - -	61,250 - 22,950	- - 150,000(6)
Alex Dey Director	2015 2016 2017	- - -	- - -	49,000 - 30,600	- - 200,000(6)
Craig Carlson Director (5)	2015 2016 2016	34,705 - -	- - -	- - -	- - -
Brian Von Herzen Director (1)	2015 2016 2017	- - -	- - -	- - -	- - -

Notes:

1.

Brian Von Herzen became a director in February 2014. Rapid Prototypes, Inc., a company whose major shareholder is Mr. Von Herzen, invoices the Company for engineering, product development and design services. In 2017 and 2016 the total charges invoiced to the Company by Rapid Prototypes was nil; (2015 - $1,049,524).

2.	Each option entitles the holder to purchase one common share at a price of $0.46 per share prior to expiration in August 2020.

3.	Each option entitles the holder to purchase one common share at a price of $0.49 per share prior to expiration.

4.	Salvatore Fuda did not stand for reelection to the Board of Directors at the Annual General Meeting held at April 26, 2016.

5.	Craig Carlson resigned as a Director of the Company in June 2015.

6.	Each option entitles the holder to purchase one common share at a price of $0.34 per share prior to expiration in August 2020.

7.	Larry Blue resigned as a director on September 30, 2017.

Options are offered to directors, executive officers and employees to purchase our common shares at an exercise price equal to or above the market price for the common shares at the date that the options are granted. These options are approved by the Compensation Committee. None of the directors have agreements that provide for benefits upon termination of service.

In 2017 a total of 2,890,000 stock options were granted to officers, directors and employees. The exercise price was $0.34 CDN per share.

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

Our Board of Directors meets on an as required basis during the fiscal year. Our Board of Directors did not meet in person in 2017. The Board was convened informally as of each quarter end.

Our Audit Committee met regularly during fiscal 2017 for the purpose of approving and recommending to the Board the quarterly financial statements and our yearend financial statements. In addition, our Audit Committee receives regular periodic reports from management.

Our Compensation Committee met regularly in 2017 and additionally receive regular reports from management. Our Compensation Committee approves Management and Director Compensation and all stock option grants for recommendation to the Board of Directors.

Our Disclosure Committee met as required in 2017 to review our various press release disclosures and to monitor our general practices relating to our disclosure requirements.

Audit Committee

The Board of Directors has appointed an Audit Committee consisting of three independent directors. The members of the Audit Committee are Alex Dey, Oliver Nepomuceno and David Sharpless (Chairman), each of whom serves in such capacity until the Board of Directors’ next annual meeting. The Audit Committee is responsible for the integrity of our internal accounting and control systems. The committee receives and reviews our financial statements and makes recommendations thereon to the Board of Directors prior to its approval by the full Board of Directors. The Audit Committee communicates directly with our external auditors in order to discuss audit and related matters whenever appropriate. In 2017 the Audit Committee met formally in January, February March, June, September and October.

Compensation Committee

The Board of Directors has appointed a Compensation Committee which meets on executive compensation matters as and when required. Our Compensation Committee includes Oliver Nepomuceno and Alex Dey as outside directors. The Compensation Committee met on a quarterly basis in 2017.

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

E.	Share Ownership

NAME	SHARES OWNED	OPTIONS HELD	OPTION EXERCISE PRICE	EXPIRATION DATE	% OF TOTAL [1]
Joseph Fuda Chief Executive Officer and Director	1,937,335	22,500 650,000	$0.46 $0.34	08/20/2020 12/30/2021	1.14% (2,609,835)
David Sharpless Director	325,000	375,000 150,000	$0.49 $0.34	06/04/2020 12/30/2021	0.37% (850,000)
Steven Van Fleet Director and President of MAST, Inc.	-	75,000 65,000 35,000 650,000	$0.30 $0.27 $0.64 $0.34	01/22/2018 09/16/2018 04/25/2019 12/30/2021	0.36% (825,000)
Dan Amadori Chief Financial Officer	779,517[2]	75,000 65,000 20,000 650,000	$0.30 $0.27 $0.64 $0.34	01/22/2018 09/16/2018 04/25/2019 12/30/2021	0.70% (1,589,517)
Oliver Nepomuceno Director	1,078,572	75,000 65,000 25,000 150,000	$0.30 $0.27 $0.64 $0.34	01/22/2018 09/16/2018 04/25/2019 12/30/2021	0.61% (1,393,572)
Alex Dey Director	776,373[3]	75,000 65,000 30,000 200,000	$0.30 $0.27 $0.64 $0.34	01/22/2018 09/16/2018 04/25/2019 12/30/2021	0.50% (1,146,373)
Brian Von Herzen	-	300,000 25,000	$0.85 $0.64	02/10/2019 04/25/2019	0.14% (325,000)

1	Calculated based on shares owned plus options held as a percentage total of shares outstanding as of October 31, 2017, plus options held.
2	215,716 shares are held by a corporation controlled by Mr. Amadori.
3	254,863 shares are held by a corporation wholly owned by Mr. Dey.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders:

No shareholder holds greater than 5% of the common shares outstanding. As of the date of this Annual Report approximately 58% of the issued and outstanding common shares are held by Canadian investors; approximately 21% of the issued and outstanding shares are held by U.S. investors; and approximately 21% are held by investors outside of Canada and the U.S.

B.	Other Related Party Transactions:

The Company reports the following related party transactions:

(a)	Management and consulting fees and advances:

Included in professional fees, other fees and salaries as reported are management fees and consulting fees paid or payable to individuals (or Companies controlled by such individuals) who served as officers, directors and employees of the Company. The total compensation paid to such parties is summarized as:

	2017	2016	2015
Cash Compensation	$667,724	$845,510	$936,199
Less portion capitalized to deferred development costs	-	(4,869)	(122,804)
	667,724	840,641	813,395
Share Compensation	-	-	220,500
Stock based compensation	382,531	-	524,583
	$1,050,255	$840,641	$1,558,478

In 2017 these parties were awarded a total of 1,950,000 stock options at an exercise price of $0.34 CDN (2016 – nil) (2015 – 975,000 stock options at an average price of $0.49 CDN per share; and 412,500 stock options at an average price of $0.46 per share)

In 2017 and 2016 the Company was invoiced nil (2015: $1,049,324) by Rapid Prototypes, Inc (RPI), a company whose major shareholder is Brian Von Herzen, who has served as a director of the Company since February 2014. Included in accounts payable at October 31, 2017 is $167,000 owing to RPI.

Between November 2015 and January 2016 our CEO was provided with short term non-interest bearing advances of $42,144. These advances were settled at January 31,2016 through the allocation of compensation to the CEO.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Our consolidated financial statements for the years ended October 31, 2017, 2016 and 2015 have been prepared in accordance with IFRS as issued by the IASB.

We have never paid a dividend on our securities. We do not anticipate paying dividends in the foreseeable future.

B.	Significant Changes

Significant Changes since October 31, 2017 are as presented in Note 23 to the Company’s Consolidated Financial Statements. See “ITEM 18 – Financial Statements”.

ITEM 9.	THE OFFER AND LISTING

Our common shares are traded in the United States and are quoted on the OTCQB. The common shares are quoted under the symbol MMTIF. Our common shares are traded in Canada on the CSE under the symbol MRM.

The table below sets forth the high and low sales prices for common shares in U.S. Dollars as reported for the periods specified. Our fiscal year end October 31.

Period	High	Low

Last six months:
February 2018	0.27	0.16
January 2018	0.28	0.10
December 2017	0.13	0.09
November 2017	0.14	0.10
October 2017	0.15	0.10
September 2017	0.10	0.10
Last eight quarters:

Q4 2017	0.17	0.10
Q3 2017	0.25	0.10
Q2 2017	0.31	0.18
Q1 2017	0.34	0.18
Q4 2016	0.33	0.18
Q3 2016	0.38	0.16
Q2 2016	0.45	0.24
Q1 2016	0.45	0.22

Last five years:
2017	0.31	0.12
2016	0.45	0.16
2015	0.80	0.34
2014	1.50	0.40
2013	1.33	0.16

On February 28, 2018, the last reported sale price for our common shares on the OTCQB was $0.22.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Our authorized capital consists of an unlimited number of common shares, of which 228,562,711 shares were issued and outstanding as of October 31, 2017, and 2,000,000 special, redeemable, voting preference shares, referred to herein as special shares, none of which were outstanding, as of October 31, 2017.

Additionally, the Company has 6,595,000 stock options outstanding with a weighted average exercise price of $0.37 (2016: 4,395,000 options outstanding with a weighted average exercise price of $0.45)

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

In 2010 the Company entered into a month to month contract with Mr. Dan Amadori, its CFO, at the expiration of the employment agreement signed in 2008. These month to month arrangements continue at October 31, 2017. Under the terms of the contract, Mr. Amadori receives $12,500 CDN ($9,728 US at current exchange rates) in monthly compensation and additional compensation at the discretion of the Compensation Committee.

In 2010 the Company entered into a month to month contract with Mr. Joseph Fuda, its President and CEO, at the expiration of the employment agreement signed in 2008. In 2014 the base amount was changed to $21,333 USD per month .These month to month arrangements continued through July 31, 2017; no compensation was paid in the three months ended October 31, 2017. Under the terms of the contract, in 2016 and 2017 Mr. Fuda received $21,333 USD in monthly compensation and additional compensation at the discretion of the Compensation Committee.

In 2011 the Company entered into a month to month contract with Mr. Steven Van Fleet, the President of MAST at the expiration of the employment agreement signed in 2008. This month to month arrangement continues at October 31, 2017. Under the terms of the contract, Mr. Van Fleet receives $19,000 USD in monthly compensation and additional compensation at the discretion of the Compensation Committee.

In 2011 the Company entered into a month to month contract with its Chairman of the Board, Mr. Salvatore Fuda, at the expiration of the employment agreement signed in 2005. This month to month arrangement ended on October 31, 2016. Under the terms of the contract, Mr. Fuda received $12,500 CDN ($9,438 USD at current exchange rates) in monthly compensation in 2016.

The total continuing monthly commitment under these month to month arrangements is approximately $49,000 at October 31, 2017.

In 2011-2012 the Company, through its wholly-owned subsidiary, Micromem Applied Sensor Technologies, Inc. entered into consulting and product development agreements with Rapid Prototypes, Inc. (RPI) whose major shareholder is Mr. Brian Von Herzen. Mr. Von Herzen was appointed to the Board of Directors of the Company in February 2014. Between 2011-2015 RPI has invoiced the Company for professional engineering design and product development services since Mr. Von Herzen became a director of the Company, RPI has invoiced the Company total fees of $3,893,167 through October 31, 2015; no invoices have been submitted to the Company in 2016 or 2017.

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

On December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act, effective for 2018. The following summary does not discuss the impact of the new law to U.S. investors with respect to their ownership of our shares. Each U.S. investor should consult its own tax advisor about the consequences of this new legislation with respect to the purchase, ownership and disposition of our shares.

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

Dispositions of Common Shares of the Company

Subject to the discussion below regarding PFICs, gain or loss, if any, realized by a US Holder on the sale or other disposition of common shares generally is subject to United States federal income taxation as capital gain or loss in an amount equal to the difference between the US Holder's adjusted tax basis in the common shares and the amount realized on the disposition. Net capital gain (i.e., capital gain in excess of capital loss) recognized by a non-corporate US Holder upon a sale or other disposition of common shares that have been held for more than one year is generally subject to a maximum United States federal income tax rate of 20%. Deductions for capital losses are subject to limitations.

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

Withholding

A U.S. Holder may be subject to backup withholding (at a rate of 28% for 2017, 24% for 2018) with respect to cash dividends and proceed from a disposition of shares. In general, back-up withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

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

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, referred to herein as the “Exchange Act”) as of October 31, 2017. Based on management's evaluation in 2017, our Chief Executive Officer and Chief Financial Officer concluded that, as of October 31, 2017, our disclosure controls and procedures were effective in that they were designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in our reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Exchange Act Rule 13a-15(e) also states that disclosure controls and procedures are designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of Micromem’s internal control over financial reporting as of October 31, 2017. In making this assessment, they used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment the Chief Executive Officer and Chief Financial Officer have concluded that, as of October 31, 2017, our internal control over financial reporting were effective.

There was no requirement for an Attestation Report on internal controls over financial reporting for the fiscal year ending October 31, 2017. Our certifying accountants identified one Significant Deficiency in our internal controls for the fiscal year ending October 31, 2017. The Significant Deficiency noted was that the Company did not affect a timely and complete close of its year-end financial statements prior to the commencement of the year end audit conducted by our external auditors. The related risk was that there could be reporting errors that could go undetected by management.

Management’s response:

We acknowledge the matter raised by our external auditors. We note the following in this context:

a)	Our changeover in external auditors took place on December 20, 2017. The transition to new auditors took considerable time and effort by our management and staff.

b)

We have limited staff resources and the time and effort required to address the complex reporting issues in our financial statements – including the measurement of multiple bridge loans and related derivative liabilities share capital, consolidation and income taxes in accordance with IFRS reporting standards – was considerable during the year-end audit process.

c)	Our existing internal procedures and reporting practices result in the production of very detailed (in some cases, line by line) account analyses and reconciliations.

d)

Ultimately, when we completed all of our analysis for submission to our external auditors, we noted that there were only immaterial differences identified by our external auditors. The procedures which we completed were satisfactory and there were no material reporting errors that were detected in the audit work completed by our external auditors.

In 2018, the Company will continue with its existing procedures and will look to augment its in-house resources to ensure timely and complete close of its quarterly and annual reporting requirements. This will be facilitated by the Company securing additional financing in 2018.

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

The following table presents fees for professional audit services rendered by our auditors for the audit of our consolidated financial statements for the years ended October 31, 2017 and 2016, and fees billed for other services rendered by our auditors including our offerings of securities and tax services.

		Fiscal 2017	Fiscal 2016

Audit Fees		$100,000	$160,000
Audit Related Fees		-	-
Tax Fees	$		$4,000
All Other Fees		-	-

Audit Fees

In 2017, we incurred a total of $100,000 to MNP LLP for audit services; in 2016 we incurred a total of $160,000 to Collins Barrow Toronto LLP for audit services.

Audit Related Fees

None

Tax Fees

We paid $4,000 of tax-related fees for services in 2017 and $4,000 of tax related fees in 2016 to Chiampou Travis LLP.

All Other Fees

None

Pre-approval policies

The Audit Committee assesses and pre-approves all audit and non-audit services.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.	Purchases of Equity by the Issuer and Affiliated Purchasers.

None.

ITEM 16F.	Change in Registrants Certifying Accountant.

On November 30, 2017 the Company dismissed its incumbent Certifying Accountant, Collins Barrow Toronto LLP (as of December 1, 2017, Collins Barrow Toronto LLP operates as RSM Canada), who was previously engaged as the principal accountant to audit the Company’s financial statements. Collins Barrow Toronto LLP served as auditors for the fiscal years ended October 31, 2009 through October 31, 2016 and were reappointed for the fiscal year ended October 31, 2017 at the 2016 annual meeting of shareholders held on July 21, 2017.

The report provided by Collins Barrow Toronto LLP on the Company’s financial statements for the fiscal years ending October 31, 2016 and 2015 did not contain an adverse opinion or a disclaimer of opinion, it was not qualified or modified as to uncertainty, audit scope or accounting principles.

The decision to dismiss Collins Barrow Toronto LLP was approved by the Company’s audit committee.

During the fiscal years ended October 31, 2016 and 2015 the Company had no disagreements with Collins Barrow Toronto LLP on any matter of accounting principles or practices, financial statement disclosure, auditing scopes or procedures.

There were no reportable events of the type listed in item 304(a)(1)(v) of SEC regulation S-K or in the Ontario Securities Commission National Instrument 51-102.

Collins Barrow Toronto LLP was not engaged to perform any services for the Company for any quarterly interim period after October 31, 2016.

On December 20, 2017, the Audit Committee engaged MNP LLP (“MNP”) as the Company’s independent registered public accounting firm for the year ending October 31, 2017.

During the two most recent fiscal years ended October 31, 2015 and October 31, 2016 and during the subsequent interim period from November 1, 2016 through December 20, 2017, neither the Company nor anyone on its behalf consulted MNP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that MNP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” or a “reportable event”, each as defined in Regulation S-K Item 304(a)(1)(v), respectively.

ITEM 16G.	Corporate Governance

Not applicable.

ITEM 16H.	Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	Financial Statements

Not applicable, see Item 18.

ITEM 18.	Financial Statements

Consolidated Financial Statements of

MICROMEM TECHNOLOGIES INC.

For the years ended October 31, 2017, 2016 and 2015

(Expressed in United States Dollars)

Independent Auditors’ Report

To the Shareholders of Micromem Technologies Inc.:

We have audited the accompanying consolidated financial statements of Micromem Technologies Inc., which comprise the consolidated statement of financial position as at October 31, 2017, and the consolidated statements of loss and comprehensive loss, changes in shareholders' equity (deficit) and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as established by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and Public Company Accounting Oversight Board (PCAOB) standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Micromem Technologies Inc. as at October 31, 2017, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter
Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which describes the material uncertainties that cast significant doubt about Micromem Technologies Inc.’s ability to continue as a going concern.

Other Matter
The consolidated financial statements as at October 31, 2016 and October 31, 2015 and for the years then ended were audited by Collins Barrow Toronto of Toronto, Canada. Collins Barrow Toronto expressed an unmodified opinion on those consolidated financial statements on March 2, 2017.

Licensed Public Accountants
Chartered Professional Accountants
Toronto, Ontario
March 2, 2018

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

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

1.	Reporting Entity and Nature of Business

2.	Going Concern

3.	Basis of Presentation

4.	Summary of Significant Accounting Policies

5.	New Standards and Interpretations Issued but not yet Adopted

6.	Fair Value Disclosures

7.	Capital Risk Management

8.	Deposits and Other Receivables

9.	Property and Equipment

10.	Deferred Development Costs

11.	Intangible Assets and Patents

12.	Share Capital, Stock Options and Loss per Share

13.	Private Placements and Common Share Purchase Warrants

14.	Bridge Loans

15.	Contributed Surplus

16.	Income Taxes

17.	Expenses

18.	Management Compensation and Related Party Transactions

19.	Commitments

20.	Contingencies

21.	Financial Risk Management

22.	Segmented Information

23.	Subsequent Events

MICROMEM TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in United States dollars)

	October 31,	October 31,
	2017	2016
Assets
Current assets:
Cash	$9,189	$288,128
Deposits and other receivables (Note 8)	466,170	33,327
	475,359	321,455

Property and equipment, net (Note 9)	9,822	10,988
Patents, net (Note 11)	431,462	403,600
	$916,643	$736,043

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities (Note 17)	$1,361,998	$917,179
Bridge loans (Note 14)	2,489,017	3,637,008
Derivative liability (Note 14)	489,734	83,998
	$4,340,749	$4,638,185
Shareholders' Deficiency
Share capital: (Notes 12 and 14) Authorized: 2,000,000 special preference shares, redeemable, voting Unlimited common shares without par value Issued and outstanding: 228,562,711 common shares (2016: 204,388,569) (Note 12)	$80,198,194	$75,855,139
Equity component of bridge loans (Note 14)	62,050	23,075
Contributed surplus (Note 15)	27,360,676	26,918,470
Deficit	(111,045,026)	(106,698,826)
	(3,424,106)	(3,902,142)

	$916,643	$736,043

Going Concern (Note 2)
Commitments (Note 19)
Contingencies (Note 20)
Subsequent Events (Note 24)

"Joseph Fuda" (Signed)
Joseph Fuda, Director

"David Sharpless" (Signed)
David Sharpless, Director

See accompanying Notes.

MICROMEM TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in United States dollars)

For the years ended October 31,

	2017	2016	2015

Costs and expenses :
Administration (Note 17)	$305,421	$395,340	$389,647
Professional, other fees and salaries (Note 17)	1,433,113	1,739,401	1,952,302
Stock based compensation (Note 12)	442,206	-	1,163,941
Development costs (Note 17)	147,008	3,635,613	2,646,019
Travel and entertainment	118,261	180,767	193,861
Amortization of property and equipment (Note 9)	3,992	5,270	7,177
Amortization of patents (Note 11)	133,785	26,527	-
Amortization of intangible assets (Note 11)	-	4,838	-
Write-down of patents (Note 11)	-	-	67,262
Write-down of intangible assets (Note 11)	-	38,705	-
Foreign exchange loss (gain)	343,209	(1,478)	59,687
Loss from operations	2,926,996	6,024,983	6,479,896

Other income expenses
Interest expense (Note 14)	666,245	561,608	36,714
Accretion expense (Note 14)	1,358,101	514,560	-
Loss on conversion (Note 14)	1,009,680	-	-
Gain on revaluation of derivatives liability (Note 14)	(1,614,822)	(295,616)	-

Net loss before income taxes	(4,346,200)	(6,805,535)	(6,516,610)

Income taxes (Note 16)	-	-	-

Net loss and comprehensive loss	$(4,346,200)	$(6,805,535)	(6,516,610)

Loss per share - basic and diluted (Note 12)	$(0.02)	$(0.03)	$(0.03)

Weighted average number of shares (Note 12)	207,131,781	199,572,966	192,629,666

See accompanying Notes.

MICROMEM TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

For the years ended October 31,
	2017	2016	2015
Cash flows from operating activities:
Net loss and comprehensive loss	$(4,346,200)	$(6,805,535)	$(6,516,610)
Adjustments to reconcile loss for the period to net cash used in operating activities:
Amortization of patents intangible assets	133,785	31,365	-
Amortization of property and equipment	3,992	5,270	7,177
Write down of intangible assets	-	38,705	-
Development costs	-	3,638,118	2,395,425
Accounts payable and accrued liabilities related to development costs	-	(374,539)	-
Accretion expense	1,358,101	514,560	-
Bridge loan interest added to principal	-	-	19,361
Loss on bridge loan conversion	1,009,680
Gain on revaluation of derivative liabilities	(1,614,822)	(295,616)	-
Stock based compensation	442,206	-	1,163,941
Write down of patents	-	-	67,262
Reversal of patent provision	-	-	(19,598)
Conversion of advances receivables to salaries	-	-	263,819
Shares issued for legal settlement	-	62,500	-
Gain on settlement of accounts payable	-	(60,623)	-
Loss on disposal of property and equipment	983	608	-
Increase (decrease) in deposits and other receivables	(432,843)	5,899	455,265
Increase in accounts payable and accrued liabilities	723,631	350,263	523,558
Net cash used in operating activities	(2,721,487)	(2,889,025)	(1,640,400)

Cash flows from investing activities:
Purchase of property and equipment	(3,809)	(1,274)	(1,286)
Patents	(161,647)	(192,873)	(213,820)
Deferred development costs	-	(1,125,218)	(3,662,271)
Recovery of deferred development costs	-	643,901	1,783,632
Recovery of patents costs	-	-	18,140
Net cash used in investing activities	(165,456)	(675,464)	(2,075,605)

Cash flows from financing activities:
Issue of common shares	719,403	861,273	1,893,783
Bridge loans advances	1,788,974	2,490,333	1,176,673
Bridge loan repayments	(581,618)	(260,428)	(229,446)
Short-term loan advances		180,000	-
Short-term loan repayment		(180,000)	-
Bridge loan interest accrued	666,245	585,989
Advances to related parties	-	-	(981,395)
Advances from related party	15,000	16,882	1,078,971
Net cash provided by financing activities	2,608,004	3,694,049	2,938,586

Increase (decrease) in cash	(278,939)	129,560	(777,419)

Cash, beginning of Year	288,128	158,568	935,987

Cash, end of Year	$9,189	$288,128	$158,568

Supplemental cash flow information:
Interest paid (classified in operating activities)	321,700	129,987	17,354
Income taxes paid	-	-	-
Shares issued on settlement of accounts payable		295,312	-
Shares issued on settlement of legal claim		62,500	-
Shares issued on conversion of bridge loan		107,000	-

See accompanying Notes.

MICROMEM TECHNOLOGIES INC.
Consolidated Statements of Changes in Shareholders' Equity (Deficit)
(Expressed in United States dollars)

	Number of shares	Share capital	Contributed	Equity component	Deficit	Total
	Shares		surplus	of Bridge loan
Balance at November 01, 2014	188,436,724	$70,802,776	$27,436,678	-	$(93,376,681)	$4,862,773

Private placements of shares for cash (Note 3)	422,768	175,000	-	-	-	175,000
Share compensation (Note 12)	900,000	387,000	-	-	-	387,000
Warrants exercised (Note 13)	2,988,876	565,777	-	-	-	565,777
Fair value of warrants exercised	-	271,553	(271,553)	-	-	-
Options exercised (Note 12)	4,428,000	1,153,007	-	-	-	1,153,007
Fair value of options exercised	-	728,862	(728,862)	-	-	-
Stock options compensation Note 12)	-	-	776,941	-	-	776,941
Net loss and comprehensive loss	-	-	-	-	(6,516,610)	(6,516,610)
Balance at October 31, 2015	197,176,368	$74,083,975	$27,213,204	-	$(99,893,291)	$1,403,888

Private placements of shares for cash (Note 13)	366,668	110,000	-	-	-	110,000
Share compensation adjustment (Note 9)	-	-	-	-	-	-
Warrants exercised (Note 13)	-	-	-	-	-	-
Fair value of warrants exercised	-	-	-	-	-	-
Options exercised (Note 12)	3,756,366	751,273	-	-	-	751,273
Fair value of options exercised	-	443,252	(443,252)	-	-	-
shares issued on settlement of accounts payable	1,517,143	295,312	-	-	-	295,312
Shares issued on settlement of legal claim (Note 12)	312,500	62,500	-	-	-	62,500
Shares issued on conversion of bridge loan (Note 12)	509,524	108,827	-	(1,827)	-	107,000
Equity component of bridge loans Note 14)	-	-	-	173,420	-	173,420
Expiry of bridge loan equity conversion option (Note 14)	-	-	148,518	(148,518)	-	-
Treasury shares to be cancelled (Note 12)	750,000	-	-	-	-	-
Net loss and comprehensive loss	-	-	-	-	(6,805,535)	(6,805,535)
Balance at October 31, 2016	204,388,569	$75,855,139	$26,918,470	$23,075	$(106,698,826)	$(3,902,142)

Private placements of shares for cash (Note 13)	3,873,223	719,403	-	-	-	719,403
Common shares issued against payable	547,643	107,708	-	-	-	107,708
Stock based compensation	-	-	442,206	-	-	442,206
Common shares issued against compensation	132,381	21,909	-	-	-	21,909
Bridge loan converted into common shares	20,370,895	2,536,963	-	-	-	2,536,963
Reallocation from derivative liability for loan converted	-	20,970	-	-	-	20,970
Treasury shares cancelled	(750,000)	-	-	-	-	-
Conversion of bridge loan	-	936,102	-	38,975	-	975,077
Net loss and comprehensive loss	-	-	-	-	(4,346,200)	(4,346,200)
Balance at October 31, 2017	228,562,711	$80,198,194	$27,360,676	$62,050	$(111,045,026)	$(3,424,106)

See accompanying Notes.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
For the years ended October 31, 2017, 2016 and 2015

1.	REPORTING ENTITY AND NATURE OF BUSINESS

Micromem Technologies Inc. (“Micromem” or the “Company”) is incorporated under the laws of the Province of Ontario, Canada. The principal business address of the Company is 121 Richmond Street West, Suite 304, Toronto, Ontario, Canada.

The Company develops, based upon proprietary technology, customized magnetic sensor applications for companies (referred to as “development partners”) operating internationally in various industry segments. The Company has not generated commercial revenues through October 31, 2017 and is devoting substantially all its efforts to securing commercial revenue opportunities.

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

These consolidated financial statements were authorized for issuance and release by the Company’s Board of Directors on March 2, 2018.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
For the years ended October 31, 2017, 2016 and 2015

2.	GOING CONCERN

These consolidated financial statements have been prepared on the “going concern” basis in accordance with International Financial Reporting Standards (“IFRS”), which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast significant doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. During the year ended October 31, 2017, the Company reported a net loss and comprehensive loss of $4,346,200 (2016 - $6,805,535; 2015 - $6,516,610) and negative cash flow from operations of $2,721,488 (2016 - $2,889,025; 2015 - $1,640,400). The Company’s working capital deficiency as at October 31, 2017 is $3,865,390 (2016 – $4,316,730).

The Company’s success depends on the profitable commercialization of its proprietary magnetic sensor technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company’s planned operations through fiscal 2018; however, the ability of the Company to continue as a going concern is dependent upon its ability to secure additional financing and/or profitably commercialize its technology. These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

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
For the years ended October 31, 2017, 2016 and 2015

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

Information about judgments, assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment are as follows:

i)

The Company makes estimates and utilizes assumptions in determining the fair value for stock based compensation expense, warrants, the (gain) loss on the revaluation of the derivative liability, and the bifurcation of convertible debt (e.g. inputs to the Black-Scholes option pricing model or the binomial optional pricing model, as appropriate and interest rates for compound instruments).

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
For the years ended October 31, 2017, 2016 and 2015

3.	BASIS OF PRESENTATION (Cont’d)

d)	Use of estimates and judgments: (Cont’d)

ii)

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount or if the long-lived assets are not yet in use. The recoverable amount is determined with reference to the fair value of the long-lived assets less costs to sell or the value-in-use calculations. Where recoverable amount is determined to be less than the carrying amount, an impairment loss may arise. An impairment loss is measured as the difference between the asset's carrying amount and the recoverable amount. Management exercises significant judgment and assumptions when determining the recoverable amount of long-lived assets

iii)

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and carry-forward of unused tax assets and unused tax losses can be utilized. At October 31, 2017, the Company has assessed that it is not probable that sufficient taxable profit will be available to use deferred income tax assets based on operating losses in prior years, therefore, there are no balances carried in the consolidated statements of financial position for such assets.

iv)	The Company applies judgment in assessing whether material uncertainties exist that would cause doubt as to the whether the Company could continue as a going concern.

v)	The Company applies judgment in assessing the functional currency of each entity consolidated in these financial statements.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of consolidation:

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

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
For the years ended October 31, 2017, 2016 and 2015

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

b)	Foreign currency translation:

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
For the years ended October 31, 2017, 2016 and 2015

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
For the years ended October 31, 2017, 2016 and 2015

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

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
For the years ended October 31, 2017, 2016 and 2015

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

d)	Compound Financial Instruments: (Cont’d)

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

An embedded derivative is a feature within a contract, such that the cash flows associated with that feature behave in a similar fashion as a stand-alone derivative. An embedded derivative is separated from its host contract and accounted for as a derivative only when three criteria are satisfied:

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
For the years ended October 31, 2017, 2016 and 2015

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

f)	Derivative Liability:

The Company’s derivative financial instruments consist of derivative liabilities in relation to its convertible bridge loans and previously issued share purchase warrants.

i)	Derivative Warrant Liability:

The Company has issued share purchase warrants in conjunction with private placements for the purchase of common shares of the Company. Share purchase warrants issued with an exercise price in CDN, rather than USD (the reporting and functional currency of the Company) are considered to be derivative instruments. The Company is required to re-measure the fair value of these at each reporting date. The fair value of these CDN share purchase warrants are re-measured at each financial position date using the Black Scholes option-pricing model or the binomial option pricing model as appropriate using the exchange rates at the financial position date and measured over their remaining life. Adjustments to the fair value of the derivative warrant liability as at the financial position date are recorded in the statement of loss and comprehensive loss as (gain) loss on revaluation of derivative warrant liability. Share purchase warrants that have expired or have been forfeited are adjusted to the statement of loss and comprehensive loss as (gain) loss on revaluation of derivative warrant liability.

Consideration received upon the exercise of warrants is credited to share capital and the related amount is transferred from contributed surplus (USD warrants) or derivative liability (CDN warrants) to share capital.

ii)	Conversion Feature of Bridge Loans:

The conversion feature on the bridge loans allows the holder of the option to convert the outstanding principal and interest from time to time to common shares at CDN conversion rates. The Company, using the Black Scholes or Binomial option-pricing model, accounts for bridge loans as follows:

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

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
For the years ended October 31, 2017, 2016 and 2015

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

f)	Derivative Liability: (Cont’d)

ii)	(Cont’d)

Canadian Conversion Features:

(ii.2)

The total loan proceeds are allocated between the bridge loans and the related embedded derivative liability based on the residual method (i.e. first to the embedded derivative and residual to the bridge loan). The embedded derivative liability conversion feature is shown as a derivative liability in the statement of financial position.

(ii.3)	The embedded derivative liability conversion feature is revalued at the end of the reporting period and any adjustment is reflected in the statement of loss.

g)	Intangible Assets:

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

h)	Property and Equipment:

Property and equipment are recorded at cost and are amortized over their estimated useful lives at the following annual rates and methods:

Computers	30% declining balance basis
Office equipment	30% declining balance basis

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
For the years ended October 31, 2017, 2016 and 2015

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

i)	Impairment of Long-lived Assets:

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

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
For the years ended October 31, 2017, 2016 and 2015

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

j)	Deferred Development Costs:

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

Payments received from development partners on projects are recorded to deferred development costs as a recovery of cost incurred.

k)	Patents:

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

l)	Unit Private Placements:

The Company uses the relative fair value approach in accounting for the value assigned to the common shares and the common share purchase warrants which it had made available in the unit private placement financings that it secured, calculated in accordance with the Black Scholes option-pricing model.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
For the years ended October 31, 2017, 2016 and 2015

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

m)	Stock based Compensation and Other Stock based Payments:

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

n)	Income Taxes:

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
For the years ended October 31, 2017, 2016 and 2015

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
For the years ended October 31, 2017, 2016 and 2015

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

c)

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
For the years ended October 31, 2017, 2016 and 2015

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

Cash is measured at Level 1 of the fair value hierarchy. The derivative liability is measured at Level 2 of the fair value hierarchy.

7.	CAPITAL RISK MANAGEMENT

The Company’s objective when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Company includes equity, comprised of issued share capital, equity component of bridge loans, contributed surplus and deficit, in the definition of capital. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to further develop and market its technologies and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity and warrants or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended October 31, 2017.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
For the years ended October 31, 2017, 2016 and 2015

8.	DEPOSITS AND OTHER RECEIVABLES

The balance reported as Deposits and Other Receivables consists of:

	2017	2016

Accounts receivable	$415,857	$-
Advances to employees	-	7,586
Prepaid insurance and other	50,313	25,741
	$466,170	$33,327

As at October 31, 2016 there were $26,060 of advances outstanding to two employees which were cleared in 2017. These advances were non-interest-bearing, unsecured and due on demand. The allowance for doubtful accounts on deposits and other receivables was $Nil at October 31, 2017 (2016: $Nil)

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
For the years ended October 31, 2017, 2016 and 2015

9.	PROPERTY AND EQUIPMENT

	Computers	Furniture and	Total
		Equipment
Cost

At November 1, 2014	$52,285	$25,989	$78,274
Additions	1,286	-	1,286
Year ended October 31, 2015	$53,571	$25,989	$79,560

At November 1, 2015	$53,571	$25,989	$79,560
Additions	1,274	-	1,274
Disposals	(1,582)	-	(1,582)
Year ended October 31, 2016	$53,263	$25,989	$79,252

At November 1, 2016	$53,263	$25,989	$79,252
Additions	3,809		3,809
Disposals	(3,371)	-	(3,371)
Year ended October 31, 2017	$53,701	$25,989	$79,690

Accumulated amortization	Computers	Furniture and	Total
		Equipment
At November 1, 2014	$30,802	$25,989	$56,791
Amortization for the year	7,177	-	7,177
Year ended October 31, 2015	$37,979	$25,989	$63,968

At November 1, 2015	$37,979	$25,989	$63,968
Amortization for the year	5,270		5,270
Adjustment for disposals	(974)	-	(974)
Year ended October 31, 2016	$42,275	$25,989	$68,264

At November 1, 2016	$42,275	$25,989	$68,264
Amortization for the year	3,992		3,992
Adjustment for disposals	(2,388)	-	(2,388)
Year ended October 31, 2017	$43,879	$25,989	$69,868

Net book value at October 31, 2015	$15,592	$-	$15,592
Net book value at October 31, 2016	$10,988	$-	$10,988
Net book value at October 31, 2017	$9,822	$-	$9,822

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
For the years ended October 31, 2017, 2016 and 2015

10.	DEFERRED DEVELOPMENT COSTS

The breakdown of development costs that have been capitalized is as follows:

	2017	2016

Opening balance	$-	$3,070,299
Additional project costs incurred	-	1,211,720
Recovery of development costs	-	(643,901)
Writedown of project costs	-	(3,638,118)
Closing balance	$-	$-

The Company incurred $518,008 of project related costs in 2017 and recovered $371,000 from development partners (2016: incurred $1,211,720 and recovered $643,901; 2015: incurred $3,723,900 and recovered $1,783,632)

Additions to deferred development costs include patent amortization of $nil (2016 - $71,989; 2015 - $58,105), and also includes intangible asset amortization of $nil (2016 -$14,514; 2015 - $19,352).

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
For the years ended October 31, 2017, 2016 and 2015

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

Cost

At November 1, 2014	$135,465
Additions	-
Year ended October 31, 2015	$135,465

At November 1, 2015	$135,465
Additions	-
Year ended October 31, 2016	$135,465

At November 1, 2016	$135,465
Additions	-
Year ended October 31, 2017	$135,465

Accumulated amortization

At November 1, 2014	$58,056
Amortization for the year	19,352
Year ended October 31, 2015	$77,408

At November 1, 2015	$77,408
Amortization for the year	19,352
Write-off	38,705
Year ended October 31, 2016	$135,465

At November 1, 2016	$135,465
Amortization for the year	-
Year ended October 31, 2017	$135,465

Net book value at October 31, 2015	$58,057
Net book value at October 31, 2016	$-
Net book value at October 31, 2017	$-

Amortization of intangible assets for the year ended October 31, 2015 and up to the third quarter of the year ended October 31, 2016 was capitalized to deferred development costs.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
For the years ended October 31, 2017, 2016 and 2015

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

Cost

At November 1, 2015	$135,465
Additions	-
Year ended October 31, 2016	$135,465

At November 1, 2016	$135,465
Additions	-
Year ended October 31, 2017	$135,465

Accumulated amortization

At November 1, 2015	$77,408
Amortization for the year	19,352
Write-off	38,705
Year ended October 31, 2016	$135,465

At November 1, 2016	$135,465
Amortization for the year	-
Year ended October 31, 2017	$135,465

Net book value at October 31, 2015	$58,057
Net book value at October 31, 2016	$-
Net book value at October 31, 2017	$-

Amortization of patents ($42,195) for the year ended October 31, 2015 and up to the third quarter of the year ended October 31, 2016 ($71,988) was capitalized to deferred development costs.

In 2015, the Company wrote down $67,262 of its original memory related patents to a nominal value. The Company also recovered $18,140 (2016 and 2017: Nil recoveries) of patent expenditures from a development partner.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
For the years ended October 31, 2017, 2016 and 2015

12.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE

a)	Share Capital
Authorized and outstanding:

The Company has two classes of shares as follows:

i)	Special redeemable voting preference shares, 2,000,000 authorized, none are issued and outstanding.

ii)	Common shares without par value – an unlimited number authorized.

	Number of	Amount
	Shares	$

Balance at November 1, 2015	197,176,368	$74,083,975

Private placement of shares for cash	366,668	110,000
Options exercised	3,756,366	751,273
Fair value of options exercised	-	443,252
Shares issued on settlement of accounts payable	1,517,143	295,312
Shares issued on settlement of legal claim	312,500	62,500
Shares issued on settlement of bridge loan	509,524	107,000
Equity component of bridge loan	-	1,827
Treasury shares to be cancelled	750,000	-
Balance at October 31, 2016	204,388,569	$75,855,139

Private placement of common shares for cash	3,873,223	719,403
Common shares issued on settlement of accounts payable	547,643	107,708
Common shares issued on settlement of compensation	132,381	21,909
Treasury shares cancelled	(750,000)	-
Bridge loans converted	20,370,895	2,536,963
Reallocation from derivative liability for loan converted		20,970
Loss on conversion of bridge loan		936,102

Balance at October 31, 2017	228,562,711	$80,198,194

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

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
For the years ended October 31, 2017, 2016 and 2015

12.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’d)

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

In October 2016, this settlement arrangement was cancelled by mutual consent. Accordingly, the Company is proceeding to return the remaining 750,000 common shares to treasury for cancellation. The 750,000 common shares remained outstanding as issued but not released as at October 31, 2016. In 2017, the 750,000 shares have been cancelled.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
For the years ended October 31, 2017, 2016 and 2015

12.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’d)

2017 Activity:

i)

A total of 547,643 common shares were issued to three arms’ length service providers as settlement of trade accounts payable totaling $107,707. The common shares issued were determined based on the market value of the common shares at the date of settlement for the carrying amount of the account payable.

ii)	132,381 common shares were issued as part of the settlement of wages totaling $21,909.

iii)

20,370,895 common shares were issued to arms’ length investors who had provided bridge loan financing to the Company in 2017 and who elected to convert the bridge loan into common shares at the maturity date of the loan (Note 14). The value of the bridge loan at the time of conversion was $2,536,964.

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

A summary of the status of the Company’s fixed stock option plan through October 31, 2017 and changes during the periods is as follows:

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
For the years ended October 31, 2017, 2016 and 2015

		Weighted
		average
		exercise	Proceeds
	Options	price	realized
	(000)	$
Outstanding, November 01, 2015	9,817	0.31
Granted	-	-
Exercised	(3,756)	(0.20)	751,273
Expired	(1,666)	(0.21)
Outstanding, October 31, 2016	4,395	0.45
Granted	2,890	0.25
Expired	(690)	(0.35)
Outstanding, October 31, 2017	6,595	0.37

12.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’d)

b)	Stock Options (Cont’d)

Stock option plan: (Cont’d)

The weighted average share price on the dates of exercise was $0.37 (2016 - $0.27).

During the year ended October 31, 2017 the Company issued a total of 2,890,000 stock options. All options vest immediately upon issuance. This total consisted of 2,500,000 stock options issued to directors and officers and 390,000 and stock options issued to employees.

The Company has the following stock options outstanding at October 31, 2017:

				Weighted
				average
				remaining life
Date of issue	# Issued	Strike Price		(in years)	Expiry Date

January 22, 2013	440,000	0.30	CDN	0.2	January 22, 2018
September 16, 2013	520,000	0.27	CDN	0.9	September 16, 2018
February 10, 2014	350,000	0.85		1.3	February 10, 2019
April 25, 2014	230,000	0.64		1.5	April 25, 2019
June 4, 2015	975,000	0.49		2.6	June 4, 2020
August 20, 2015	940,000	0.46		2.8	August 20, 2020
September 30, 2015	250,000	0.40		2.9	September 30, 2020
December 30, 2016	2,890,000	0.25		4.2	December 30, 2021
	6,595,000

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
For the years ended October 31, 2017, 2016 and 2015

All outstanding options at October 31, 2017 are exercisable. In 2017, the Company recorded a total expense of $442,206 (2016 - $nil; 2015 - $776,941) with respect to the issuance of options issued during the year, calculated in accordance with the Black Scholes option-pricing model.

The underlying assumptions in the Black Scholes option-pricing model were as follows:

	2017	2015
Share price	$0.21	0.37-0.49
Volatility factor (based on historical volali	102%	109% - 114%
Risk free interest rate	0.72%	0.73%-0.90%
Expected life	5 years	5 years
Dividend yield	0%	0%
Forfeiture rate	0%	0%

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
For the years ended October 31, 2017, 2016 and 2015

12.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’d)

c)	Loss Per Share

The calculation of basic and diluted loss per share for the year ended October 31, 2017 was based on the loss attributable to common shareholders of $4,346,200 (2016 - $6,805,535; 2015 - $6,516,610) divided by the weighted average number of common shares outstanding of 207,131,781 (2016 – 199,572,966; 2015 - 192,629,666).

Diluted loss per share does not include the effect of 6,595,000 (2016 – 4,395,000; 2015 – 9,817,000) stock options outstanding as they are anti-dilutive.

13.	PRIVATE PLACEMENTS AND COMMON SHARE PURCHASE WARRANTS

a)	Private Placements:

i)

In 2015, the Company completed two private placements with investors consisting of common shares, with no warrants, pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received gross proceeds of $175,000 and issued a total of 422,768 common shares.

ii)

In 2016, the Company completed two private placements with an investor consisting of common shares with no warrants, pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received gross proceeds of $ 110,000 and issued a total of 366,668 common shares.

b)	Share Purchase Warrants

		Weighted
		average exercise	Proceeds Realized
	Warrants	price

Balance outstanding at October 31, 2014	4,485,463	$0.37
Exercised	(2,988,876)	($0.19)	$565,777
Expired	(1,496,587)	($0.73)
Granted	-	-
Balance at October 31, 2015, 2016 and 2017	-	-	-

The weighted average share price on the date of exercise of the warrants was $0.60.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
For the years ended October 31, 2017, 2016 and 2015

14.	BRIDGE LOANS

2016 Bridge Loans:

(1)	The bridge loans outstanding at October 31, 2016 and for the year then ended are summarized as below.

	October 31, 2016
	$USD	$CDN	Total
	denominated loans	denominated loans
	($US)	($US)

Debt obligations	824,670	2,660,932	3,485,602

Equity portion of bridge loans	23,075	-	23,075

Derivative Liability	-	83,998	83,998

Interest payable at October 31, 2016	29,804	121,602	151,406

	Year ended October 31, 2016
	$USD	$CDN	Total
	denominated loans	denominated loans
	($US)	($US)

Accretion expense	87,184	427,377	514,561

Interest expense	193,254	368,354	561,608

(Gain)/loss on foreign exchange	-	8,323	8,323

Gain/(loss) on revaluation of derivatives	-	(295,616)	(295,616)

(2)	The Company completed the following bridge loan transactions in the 2016 fiscal year:

(a)	The 2015 bridge loans were extended on several occasions during 2016, ultimately through October 31, 2017.

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

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
For the years ended October 31, 2017, 2016 and 2015

14.	BRIDGE LOANS (Cont’d)

(3)	At October 31, 2016 and for the year ended, the Company reports the following with respect to the outstanding $USD convertible bridge loans:

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
For the years ended October 31, 2017, 2016 and 2015

14.	BRIDGE LOANS (Cont’d)

(3)	(Cont’d)

A) Consolidated Statement of Loss, year ending October 31, 2016

	2015 Loan	2016 Loans
		#1	#2	#3	# 4	#5	#6	#7	#8	Total

Accretion expense	$3,625	$37,346	$10,495	$12,268	$13,839	$-	$3,676	$3,802	$2,133	$87,184

Interest
Paid	66,000	35,000	50,000	-	-	7,040	2,100	-	1,210	161,350
Accrued	5,803	5,027	4,904	-	14,000	-	-	2,170		31,904
	$71,803	$40,027	$54,904	$-		$7,040	$2,100	$2,170	$1,210	$193,254

B) Consolidated Statement of Financial Position at October 31, 2016

	2015 Loan	2016 Loans
		#1	#2	#3	#4	#5	#6	#7	#8	Total

Debt obligation	$200,025	$245,389	$245,389	$-	$106,000	$-	$-	$27,867	$-	$824,670

Equity portion of bridge loan	3,600	8,671	8,671	-	-	-	-	2,133	-	23,075

Interest payable	5,803	5,027	4,904	-	14,000	-	-	70	-	29,804

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
For the years ended October 31, 2017, 2016 and 2015

14.	BRIDGE LOANS (Cont’d)

(4)	At October 31, 2016 and for the year then ended, the Company reports the following with respect to the outstanding $CDN convertible bridge loans.

$ CDN Bridge Loans.

	2015 Loan	2016 Loans
		#1	#2	#3	#4	#5	#6	#7
Date of Origination	Aug 15 to Oct 15	2/12/16	5/2/16	9/2/16	7/15/16	9/26/26	10/24/24	June-Oct 16

Principal amount at origination	$973,673	$361,400	$239,082	$76,929	$1,077,862	$37,885	$560,175	$243,026

Monthly interest rate	2-3%	2.00%	3.00%	2.00%	2.00%	1.00%	1.00%	2.00%

Effective annual Interest rate	N/A	522.82%	98.13%	71.74%	38.30%	38.30%	15.08%	-

Conversion price to common shares	none	0.21	0.30	0.21	.25CDN	0.30CDN	0.30CDN	②

Current maturity date	①	10/31/17	11/2/17	6/2/17	10/31/17	9/26/17	10/24/17	11/1/17

Outstanding at October 31/2016:
Principal	-	427,444	228,164	70,776	1,118,248	41,317	544,948	230,035
Interest	-	20,587	6,605	2,894	78,390	429	1,288	11,409

Total	$-	$448,031	$234,769	$73,670	$1,196,638	$41,746	$546,236	$241,444

(1)	This loan was converted to $USD on March 15, 2016. It is presented as USD loan # 5 in 2016 through July 15 , 2016.
(2)	This loan was not convertible at October 31,2016.

A) Consolidated Statement of Loss, year ending October 31, 2016.

	2016 Loans
	#1	#2	#3	#4	#5	#6	#7	Total

Accretion Expense	$181,963	$62,666	$3,327	$178,705	$534	$182	$-	$427,377

(Gain) Loss on revaluation of derivative liability	(180,503)	(69,845)	6,885	(100,000)	(2,753)	50,600	-	(295,616)

(Gain) loss on foreign exchange	10,626	(4,421)	(2,203)	5,391	(483)	(587)	-	8,323

Interest expense
Paid	11,307	33,921	-	-	-	-	-	45,228
Accrued	55,639	6,854	2,943	244,331	435	1,290	11,634	323,126
Total	$66,946	$40,775	$2,943	$244,331	$435	$1,290	$11,634	$368,354

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
For the years ended October 31, 2017, 2016 and 2015

14.	BRIDGE LOANS (Cont’d)

(4)	(Cont’d)

B) Consolidated Statement of Financial Position at October, 31 2016

	2016 Loans
	#1	#2	#3	#4	#5	#6	#7	Total

Derivative liability	$-	$-	$14,211	$-	$4,362	$65,425	$-	$83,998

Debt obligation	427,444	228,164	70,776	1,117,295	41,317	544,948	230,035	2,659,979

Total obligation	427,444	228,164	84,987	1,117,295	45,679	610,373	230,035	2,743,977

Interest payable	$20,587	$6,605	$2,894	$78,390	$429	$1,288	$11,409	$121,602

2017 Bridge Loans:

1)

The bridge loans outstanding at October 31, 2017 and for the year then ended are summarized as below. In addition, there is an unsecured advance provided by the CEO to the Company of $11,689 which is unsecured and outstanding at October 31, 2017. That amount is included in the total debt reported.

	October 31,2017
	$USD	$CDN	Total
	denominated loans	denominated loans
	($US)	($US)

Debt obligations	855,297	1,633,720	2,489,017

Equity portion of bridge loans	62,050	-	62,050

Derivative Liability	207,855	281,879	489,734

Interest payable at October 31, 2017	4,034	45,829	49,863

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
For the years ended October 31, 2017, 2016 and 2015

14.	BRIDGE LOANS (Cont’d)

	Year ended October 31, 2017
	$USD	$CDN	Total
	denominated loans	denominated loans
	($US)	($US)

Accretion expense	109,895	1,248,206	1,358,101

Interest expense	165,061	501,184	666,245

(Gain)/loss on conversion/ extinguishment of debt	71,059	938,621	1,009,680

(Gain)/loss on revaluation of derivatives	(93,500)	(1,521,322)	(1,614,822)

2)	The Company completed the following bridge loan transactions in the 2017 fiscal year:

(a)

Certain of the 2016 bridge loans were extended on several occasions during 2017, ultimately through October 31, 2017 and thereafter. These extensions were treated, as appropriate, as either modifications or as extinguishment of the loans with the requisite prescribed accounting measurements reflected.

(b)

Six of the 2016 bridge loans were converted into common shares during 2017. The Company reflected a loss on conversion of the bridge loans as appropriate, with the requisite prescribed accounting measurements reflected.

(c)	The Company secured a total of 15 additional $CDN denominated bridge loans in 2017 and realized gross proceeds of $1,223,524. One these bridge loans was repaid in October 2017.

(d)	The Company secured three additional $USD bridge loans in 2017 and realized gross proceeds of $501,500.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
For the years ended October 31, 2017, 2016 and 2015

14.	BRIDGE LOANS (Cont’d)

3)	At October, 31 2017 and for the year then ended the Company reports the following with respect to the outstanding $ USD denominated convertible bridge loans.

$ USD Bridge Loans at October 31,2017

	#1	#2	#3	#4	#5	#6	#7	#8
Date of origination	8/31/15	11/30/15	12/02/15	12/31/15	3/24/16	7/17/17	8/11/17	10/17/17

Principal amount at origination	$200,000	$250,000	$250,000	$106,000	$30,000	$83,500	$155,000	$263,000

Monthly interest rate	1%	2%	2%	1%	1%	1%	5% (annual)	5% (annual)

Effective annual interest rate	36%	36%	36%	36%	36%	118%	95%	98%

Conversion price to common shares	0.11	0.143	0.143	0.20	0.11	0.15	0.09	0.09

Current maturity date	5/02/18	2/02/18	2/02/18	(A)	5/25/18	7/07/18	8/11/18	10/18/18

Outstanding at October 31/2017:

Principal	$199,758	$243,152	$243,152	$-	$29,530	$43,007	$17,362	$75,560
Interest	-	-	-	-	(256)	3,337	153	504
	$199,758	$243,152	$243,152	(A)	$29,274	$46,344	$17,515	$76,064

(A)	Loan was converted on October 6,2017 at a conversion price of$ 0.155CDN.

With respect to the $USD bridge loans 6, 7 and 8, these loans were not convertible by the lender at date of origination; however, there was a conversion option provided in each case six months after the date of origination. Loan 6 was ultimately converted in January 2018 at a conversion price of $0.08. The conversion price of loans 7 and 8 will reflect a discount to market if the loan is converted during the term of the loan.

Consolidated Statement of Loss, year ending October 31, 2017

	#1	#2	#3	#4	#5	#6	#7	#8	Total

Accretion expense	$38,635	$11,317	$11,222	$18,996	$5,361	$11,095	$9,388	$3,881	$109,895

(Gain) loss on Revaluation of derivatives	-	-	-	-	-	(38,396)	(64,461)	9,357	(93,500)

(Gain) loss on conversion/extinguishment of debt	-	-	-	47,630	-	-	23,429	-	71,059

Interest
Paid	23,868	60,000	60,000	11,849	3,590	-	1,720	-	161,027
Accrued	-	-	-	-	-	3,377	153	504	4,034
	$23,868	$60,000	$60,000	$11,849	$3,590	$3,377	$1,873	$504	$165,061

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
For the years ended October 31, 2017, 2016 and 2015

14.	BRIDGE LOANS (Cont’d)

3)	(Cont’d)

Consolidated Statement of Financial Position at October 31, 2017

	#1	#2	#3	#4	#5	#6	#7	#8	Total

Debt obligation	$199,758	$243,152	$243,152	-	$29,273	$46,383	$17,515	$76,064	$855,297

Derivative liability	-	-	-	-	-	10,871	41,224	155,760	207,855

Equity portion of bridge loan	38,127	9,046	9,046	-	5,831	-	-	-	62,050

Interest payable	-	-	-	-	-	3,377	153	504	4,034

4)	At October 31, 2017 and for the year term ended, the Company reports the following with respect to the outstanding $CDN convertible bridge loans.

$ CDN Bridge Loans. (in $USD) (c )

	#1	#2	#3	#4	#5	#6	#7

Date of Origination	11/1/16	5/2/16	9/2/16	10/31/16	09/26/16	10/24/17	11/1/17

Principal amount at origination	$241,444	$239,082	$76,929	$1,117,295	$37,787	$595,027	$427,444

Monthly interest rate	1%	1%	2%	1%	1%	1%	2%

Effective annual interest rate	68%	27%	184%	92%	81%	98%	116%

Current conversion price	0.155CDN	0.13CDN	0.21	.155CDN	0.155CDN	0.13CDN	0.155CDN

Current maturity date	Converted	05/02/18	Converted	Converted	Converted	04/26/18	Converted

Outstanding at October 31/2017:

Principal	-	232,401	-	-	-	404,912	-
Interest	-	2,289	-	-	-	1,339	-

Total	$-	$234,690	$-	$-	$-	$406,251	$-
	(A)		(B)	(A)	(A)		(A)

(A)	Loan was converted to common shares in October 2017

(B)	Loan was converted to common shares in July 2017

(C)

In addition to the detailed information as outlined in this section, there is an unsecured non interest bearing advances provided by the Company's CEO of $11,689 outstanding at October 31,2017 included in the total debt reported. This advance was repaid to the CEO in November 2017

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
For the years ended October 31, 2017, 2016 and 2015

14.	BRIDGE LOANS (Cont’d)

4)	(Cont’d)

$ CDN Bridge Loans. (in $USD)

	#8	#9	#10	#11	#12	#13	#14	#15

Date of Origination	11/02/16	12/02/16	12/21/16	01/13/17	01/13/17	01/20/17	01/20/17	01/20/17

Principal amount at origination	$149,365	$22,560	$119,394	$45,679	$38,065	$112,452	$22,490	$99,708

Monthly interest rate	1%	1%	1%	1%	2%	1%	1%	2%

Effective annual Interest rate	73%	42%	72%	72%	36%	67%	67%	67%

Current conversion price	0.30CDN	0.13CDN	0.30CDN	0.30CDN	Not convertible	0.14CDN	0.30CDN	0.14CDN

Current maturity date	repaid	converted	12-21-2017	01-13-2018	01-13-2018	05/20/18	01/20/18	05/11/18
			( C)	(D)	(D)		(D)

Outstanding at October 31/2017:

Principal	-	-	114,532	41,650	37,713	103,938	20,778	92,114
Interest	-	-	12,811	264	2,702	392	78	348

Total	$-	$-	$127,343	$41,914	$40,415	$104,330	$20,856	$92,462
	(A)	(B)

(A)	Loan was repaid in October 2017

(B)	Loan was converted to common shares in October 2017

(C)	Loan was repaid in December 2017

(D)	Loan was repaid in January 2018

$ CDN Bridge Loans. (in $USD)

	#16	#17	#18	#19	#20	#21	#22

Date of Origination	01-26-17	01-26-17	02-09-17	02-27-17	04-03-17	04-27-17	10-26-17

Principal amount at origination	$22,894	$19,078	$131,868	$146,520	$32,865	$14,652	$245,932

Monthly interest rate	1%	1%	1%	1%	1%	1%	2%

Effective annual Interest rate	94%	94%	86%	69%	80%	64%	117%

Current conversion price	0.14CDN	0.14CDN	0.17CDN	0.17CDN	0.30CDN	0.30CDN	0.13CDN

Current maturity date	05-11-18	05-11-18	06-09-18	06-09-18	04-03-18	04-27-18	04-26-18

Outstanding at October 31/2017:

Principal	19,722	16,302	116,212	130,730	26,872	12,354	163,956
Interest	33	27	12,117	12,546	326	23	970

Total	$19,755	$16,329	$128,329	$143,276	$27,198	$12,377	$164,926

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
For the years ended October 31, 2017, 2016 and 2015

14.	BRIDGE LOANS (Cont’d)

4)	(Cont’d)

Consolidated Statement of Loss, year ending October 31, 2017

	#1	#2	#3	#4	#5	#6	#7	#8

Accretion expense	$86,757	$28,850	$45,707	$425,539	$15,985	$171,503	$188,818	$54,860

(Gain) loss on Revaluation of derivative	(99,692)	(29,606)	(15,233)	(633,654)	(11,535)	(122,604)	(222,717)	(57,557)

(Gain) loss on conversion extinguishment	134,766	-	-	505,448	20,955	-	260,068	-

Interest
Paid	27,522	25,016	12,070	127,529	4,128	107,043	92,849	5,179
Accrued	-	2,289	-	-	-	1,339	-	12,811
	$27,522	$27,305	$12,070	$127,529	$4,128	$108,382	$92,849	$17,990

	#9	#10	#11	#12	#13	#14	#15	#16

Accretion expense	$4,740	$41,032	$13,735	$-	$31,770	$6,373	$28,255	$7,915

(Gain) loss on Revaluation of derivative	(5,492)	(50,071)	(18,460)	-	(43,575)	(8,744)	(38,764)	(11,350)

(Gain) loss on conversion extinguishment	17,384	-	-	-	-	-	-	-

Interest
Paid	2,476	12,677	4,146	7,005	10,373	2,075	9,197	2,076
Accrued	-	-	264	2,602	392	78	348	33
	$2,476	$12,677	$4,410	$9,607	$10,765	$2,153	$9,545	$2,109

	#17	#18	#19	#20	#21	#22	Total
							Loans 1-22

Accretion expense	$6,529	$41,538	$36,427	$7,523	$2,478	$1,872	$1,248,206

(Gain) loss on Revaluation of derivatives	(9,525)	(63,995)	(59,123)	(14,872)	(5,315)	562	(1,521,322)

(Gain) loss on conversion extinguishment	-	-	-	-	-	-	938,621

Interest
Paid	1,730	(87)	(68)	1,461	933	25	455,355
Accrued	27	12,117	12,546	170	23	790	45,829
	$1,757	$12,030	$12,478	$1,631	$956	$815	$501,184

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
For the years ended October 31, 2017, 2016 and 2015

14.	BRIDGE LOANS (Cont’d)

4)	(Cont’d)

Consolidated Statement of Financial Position at October 31, 2017

	#1	#2	#3	#4	#5	#6	#7	#8

Debt obligation	$-	$234,690	$-	-	$-	$341,347	$-	$-

Derivative liability	-	-	-	-	-	195,938	-	-

Total obligation	-	234,690	-	-	-	537,285	-	-

Interest payable	-	2,289	-	-	-	1,083	-	-

Consolidated Statement of Financial Position at October 31, 2017

	9	10	11	12	13	14	15	16

Debt obligation	$-	$127,343	$41,914	$40,415	$104,330	$20,856	$92,462	$19,755

Derivative liability	-	833	244	-	780	156	693	142

Total obligation	-	128,176	42,158	40,415	105,110	21,012	93,155	19,897

Interest payable	-	12,811	264	2,702	392	78	348	33

	17	18	19	20	21	22	Total
							(Loans 1-22)

Debt obligation	$16,329	$128,329	$130,730	$143,276	$27,198	$164,746	$1,633,720

Derivative liability	118	1,078	1,786	559	309	79,243	281,879

Total obligation	16,447	129,407	132,516	143,835	27,507	243,989	1,915,599

Interest payable	27	12,117	12,546	326	23	790	45,829

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
For the years ended October 31, 2017, 2016 and 2015

15.	CONTRIBUTED SURPLUS

Balance outstanding at November 01, 2015	$27,213,204

Fair value of options exercised	(443,252)
Expiry of bridge loan conversion option	148,518
Balance at October 31, 2016	$26,918,470
Options granted	442,206
Loss on conversion of bridge loan	-
Balance at October 31, 2017	$27,360,676

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
For the years ended October 31, 2017, 2016 and 2015

16.	INCOME TAXES

(a)

As below the Company has non-capital losses of approximately $28 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. As of October 31, 2017 the tax losses expire as follows:

		Other
	Canada	foreign	Total
2026	1,899,204	-	1,899,204
2027	1,597,082	-	1,597,082
2028	-	55,419	55,419
2029	1,636,797	463,510	2,100,307
2030	2,208,466	1,880,897	4,089,363
2031	1,330,532	18,526	1,349,058
2032	1,474,575	325,793	1,800,368
2033	1,787,330	157,463	1,944,793
2034	2,585,661	679,089	3,264,750
2035	2,922,022	570,901	3,492,923
2036	3,429,163	441,019	3,870,182
2037	2,416,427	238,033	2,654,460
	$23,287,259	$4,830,650	$28,117,909

(b)

In addition the Company has available capital loss carry forwards of approximately $1.3 million to reduce future taxable capital gains, the benefit of which has not been recognized in these consolidated financial statements. These losses carry forward indefinitely.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
For the years ended October 31, 2017, 2016 and 2015

16.	INCOME TAXES (Cont’d)

(c)

Deferred income taxes reflect the net tax effect of temporary differences between carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	October,31	October,31	October,31
	2017	2016	2015
Non-capital losses and other	7,277,434	$7,139,329	$7,963,343
Capital losses	350,180	165,164	169,395
Property ,equipment ,intangibles, patents and deferred costs	1,598,394	1,769,064	602,246
share issue costs	-	1,881	4,633
	9,226,008	9,075,438	8,739,617
Deferred tax assets not recognized	(9,226,008)	(9,075,438)	(8,739,617)
	$-	$-	$-

(d)	The reconciliation of income tax attributed to continuing operations computed at the statutory tax rates to income tax expense is as follows:

	October,31	October,31	October,31
	2017	2016	2015

Loss before income taxes	$(4,346,200)	$(6,805,535)	$(6,516,610)
Statutory rate	26.50%	26.50%	26.50%

Expected income tax recovery	(1,151,743)	(1,803,467)	(1,726,903)
Effect on income taxes of unrecognized future income tax assets relating to deductible temporary differences on		-	-
Non-deductible expenses and other items	413,499	130,211	270,214
Share issue costs and other	-	-	-
Effect of exchange rate on future tax assets carried forward from previous years	424,023	142,518	978,598
Expiry of non-capital losses	-	-	755,041
Effect of higher tax rates in foreign jurisdiction	163,651	(446,821)	(356,323)
change in deferred income tax rates and other		-	-
	-	1,641,738
change in deferred tax assets not recognized	150,570	335,721	79,371

	$-	$-	$-

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
For the years ended October 31, 2017, 2016 and 2015

17.	EXPENSES Administration

The components of general and administration expenses are as follows:

	2017	2016	2015

General and administrative	$85,129	$177,725	$141,722
Rent and occupancy cost	72,725	72,317	74,524
Office insurance	54,023	60,195	58,835
Telephone	13,108	12,187	17,740
Investor relations, listing and filling fees	80,486	72,916	96,826
	$305,471	$395,340	$389,647

Professional, Other Fees and Salaries

The components of professional, other fees and salaries expenses are as follows:

	2017	2016	2015

Professional fees	$224,139	$328,851	$466,411
Consulting fees	813,735	1,028,600	1,039,316
Salaries and benefits	395,239	381,951	446,575
	$1,433,113	$1,739,401	$1,952,302

Development Costs

The components of development expenses reported are as follows:

	2017	2016	2015
Expenses incurred, net	$147,008	$(2,505)	$250,594
Write-down of deferred development costs on specific projects	-	3,638,118	2,395,425
	$147,008	$3,635,613	$2,646,019

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
For the years ended October 31, 2017, 2016 and 2015

18.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS

The Company reports the following related party transactions:

(a)	Chairman (until April 26, 2016):

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

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
For the years ended October 31, 2017, 2016 and 2015

18.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS (Cont’d)

(b)	Management and consulting fees (Cont’d):

	2017	2016	2015
Cash compensation	$667,724	$845,510	$936,199

Reclassified to deferred development costs	-	(4,869)	(122,804)
	667,724	840,641	813,395

Share compensation	-	-	220,500
Stock based compensation	382,531	-	524,583

	$1,050,255	$840,641	$1,558,478

In 2017, these parties were awarded a total of 1,950,000 options at an exercise price of $0.25 (2016 nil options; 2015: 975,000 options at an exercise price of $0.49 per share and 412,500 options at an exercise price of $0.46 per share).

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
For the years ended October 31, 2017, 2016 and 2015

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

Since 2015 no invoices were submitted to the Company by this party.

As at October 31, 2017 and 2016 the Company includes $167,000 in accounts payable and accrued liabilities owing to this company (2015: $227,215).

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

(2)

The President of MAST met performance targets in February 2015 settling his advances receivable from 2014 of $244,074, the advance receivable was converted to salaries at that time. There were no further advances to the President of thereafter.

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
For the years ended October 31, 2017, 2016 and 2015

18.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS (Cont’d)

(d)	Accounts payable:

At October 31, 2017 the Company reports in accounts payable and accrued liabilities a balance owing to the President of MAST of $120,332 which amount represents outstanding expense reports and a short term non-interest bearing advance provided to the Company.

(e)	Bridge loan:

The CEO of the Company provided a bridge loan of $100,000 CDN on September 2, 2016; this bridge loan is included in Note 14 as 2016 Bridge loan CDN, Loan No. 3. This loan was converted to common shares in July 2017.

19.	COMMITMENTS

The Company has extended its lease for premises through July 2022. The lease term is for 5 years and stipulates base monthly rental expenses of $4,005 CDN. Lease commitments are as follows – commitments less than one year of $48,060 CDN, years 2-5: $180,225 CDN.

The Company has certain outstanding commitments to 3rd party subcontractors with respect to development projects. These commitments are as follows – commitments less than one year of $760,001; commitments between years 2-5 total of $1,475,334. Included in these amounts are $130,752 reported as accounts payable at October 31, 2017. The balance of these commitments will become obligations as and when this work is commissioned by the Company.

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

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
For the years ended October 31, 2017, 2016 and 2015

20.	CONTINGENCIES (Cont’d)

(a)	(Cont’d)

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

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
For the years ended October 31, 2017, 2016 and 2015

21.	FINANCIAL RISK MANAGEMENT (Cont’d)

(b)	Market Risk: (Cont’d)

i.	Foreign Exchange Risk: (Cont’d)

The consolidated financial statements include balances that are denominated in Canadian dollars as follows:

	$CDN	$CDN
	2017	2016

Cash	$11,580	$377,534
Deposits and other receivables	63,420	44,695
Bridge loans	3,137,405	289,099
Accounts payable and accrued liabilities	448,436	3,405,824

A 10% strengthening of the US dollar against the Canadian dollar would serve to decrease the loss by $421,748 at October 31, 2017 (2016 – decrease the loss by $327,170). A 10% weakening of the US dollar against the Canadian dollar at October 31, 2016 would have had the equal but opposite effect.

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
For the years ended October 31, 2017, 2016 and 2015

21.	FINANCIAL RISK MANAGEMENT (Cont’d)

(c)	Liquidity Risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.

The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures.

All financial liabilities are due within 1 year from the balance sheet at October 31, 2017.

As at October 31, 2017, the Company reports a working capital deficiency of $3,865,390 and has certain financial commitments (Note 19), the majority of which are due within one year. It must continue to raise financing in order to meet its current obligations (Note 23).

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

Geographic information – Non-current assets

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
For the years ended October 31, 2017, 2016 and 2015

	October 31,	October 31,
	2017	2016

Canada	$434,814	$408,985
United States	6,470	5,603
	$441,284	$414,588

23.	SUBSEQUENT EVENTS

The Company reports the following subsequent events and developments between November 1, 2017 and February 28, 2018:

1.	It secured several new debentures as follows:

a.	A CDN$160,000 bridge loan on December 19, 2017 with a maturity date of June 19, 2018, convertible at CDN$0.14
b.	A CDN$150,000 bridge loan on January 2, 2018 with a maturity date of July 2, 2018 convertible at CDN$0.14. These funds were invested by the President of Micromem.
c.	Two bridge loans totaling $178,800 from a US based lender, each loan with a one year term. These loans have a conversion feature that becomes effective six months after the initiation date.
d.	A $153,000 bridge loan from a US investor on December 5, 2017 with a one year term. This loan has a conversion feature which becomes effective six months after initiation date.

2.	It repaid or converted the following bridge loans which are disclosed in Note 14:

a.	Canadian loan 10 on December 21, 2017
b.	Canadian loans 11 and 12 on January 5, 2018
c.	Canadian loan 14 on January 19, 2018
d.	It converted $75,000 of principal relating to US loan 7 on January 23, 2018
e.	It converted USD loan 6 into common shares on January 23, 2018

3.	The following Canadian denominated bridge loans, which are disclosed in Note 14, were extended; in each case certain of the terms of the loan were renegotiated:

a.	Loan 2 was extended to May 2, 2018
b.	Loan 13 was extended to May 11, 2018
c.	Loans 15, 16 and 17 were all extended to May 11, 2018
d.	Loans 18 and 19 were extended to June 5, 2018

4.	The following USD denominated bridge loans, which are disclosed in Note 14, were extended; in each case certain of the terms were renegotiated:

a.	Loan 1 was extended to May 2, 2018
b.	Loan 5 was extended to May 25, 2018

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)
For the years ended October 31, 2017, 2016 and 2015

23.	SUBSEQUENT EVENTS (Cont’d)

c.	Loan 2 and 3 were extended to June 2, 2018

5.	The Company completed five $CDN private placements with arms’ length investors in January 2018 and realized total proceeds of $261,000 CDN and issued a total of 2,372,728 shares.

6.	440,000 common stock options, which were exercisable at $0.30 per share, expired unexercised on January 22, 2018.

**************************************

ITEM 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No. 1.1	Articles of Incorporation of Micromem Technologies Inc. and amendments thereto in effect as of January 11, 2000, (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on January 11, 2000).

Exhibit No. 1.2	Articles of Incorporation of Amendment of Micromem Technologies Inc. dated as of October 17, 2001 amending the Articles of Incorporation of Micromem Technologies Inc. to increase the number of directors to a minimum of three and a maximum of ten (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 26, 2003).

Exhibit No. 1.3	Articles of Incorporation of Amendment of Micromem Technologies Inc. dated as of June 24, 2002 amending the Articles of Incorporation of Micromem Technologies Inc. to increase the number of directors to a minimum of 3 and a maximum of 12 (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 26, 2003).

Exhibit No. 1.5	By-Laws of Micromem Technologies Inc. in effect as of January 11, 2002, (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on January 11, 2000).

Exhibit No. 1.6	Amendment to the By-Laws of Micromem Technologies Inc. approved by shareholders on June 29, 2000, deleting the requirement from the By-Laws that the President shall be appointed from amongst the directors (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 26, 2003).

Exhibit No. 4.1	Employment Agreement by and between Micromem Technologies, Inc. and Salvatore Fuda dated May 29, 2005. (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on February 28, 2006).

Exhibit No. 4.2	Employment Agreement by and between Micromem Technologies and Joseph Fuda dated May 28, 2008 (Incorporated by reference to the Company’s Form 20-F filed with the Commission on February 24, 2009).

Exhibit No. 4.3	Employment Agreement by and between Micromem Technologies and Dan Amadori dated May 28, 2008 (Incorporated by reference to the Company’s Form 20-F filed with the Commission on February 24, 2009).

Exhibit No. 4.4	Employment Agreement by and between Micromem Technologies and Steven Van Fleet dated May 28, 2008 (Incorporated by reference to the Company’s Form 20-F filed with the Commission on February 24, 2009).

Exhibit No. 8.1	List of Subsidiaries (Incorporated by reference to the Company’s Annual Report on Form 20-F filed with the Commission on March 1, 2010)

Exhibit No. 12.1	Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002 (filed herewith).

45

Exhibit No. 12.2	Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 13.1	Officer's Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 13.2	Officer's Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 15.1	Consent of RSM Canada LLP (formerly Collins Barrow LLP) (filed herewith)

Exhibit No. 15.2	Consent of MNP LLP (filed herewith)

Exhibit No. 15.3	Letter from RSM Canada (formerly Collins Barrow LLP) dated March _, 2018 to the Securities Exchange Commission (filed herewith)

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

MICROMEM TECHNOLOGIES INC.

By:	/s/ Joseph Fuda
Name: Joseph Fuda
Title:	Chief Executive Officer

By:	/s/ Dan Amadori
Name: Dan Amadori
Title:	Chief Financial Officer

Dated: March 12, 2018

46