Form 20-F
period 2018-10-31
MICROMEM TECHNOLOGIES INC
filed 2019-03-07
CIK 1085921

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended October 31, 2018

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
259,602,699 Common Shares

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
Yes [   ]          No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerator filer” in Rule 12b-2 of the Exchange Act:

Large Accelerated Filer [ ]	Accelerated Filer [ ]	Non-Accelerated Filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [X]

1.	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow: Item 17 [ ] Item 18 [ ]

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

ITEM 2.             OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.             KEY INFORMATION

A.             Selected Financial Data

Fiscal Years 2018, 2017, 2016, 2015 and 2014

The following table sets forth our selected consolidated financial data in United States dollars as of and for each of the fiscal years ended October 31, 2018, October 31, 2017, October 31, 2016, October 31, 2015 and October 31, 2014 . The selected consolidated financial data has been derived from our audited consolidated financial statements. All information contained in the following table should be read in conjunction with our audited consolidated audited financial statements and the notes thereto in “Item 18-Financial Statements” and "Item 5 - Operating and Financial Review and Prospects” included elsewhere in this Annual Report on Form 20-F.

Our consolidated financial statements for the years ended October 31, 2018, 2017, 2016, 2015 and 2014 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

International Financial Reporting Standards

Selected balance sheet information
(all amounts in U.S. dollars)

	2018	2017	2016	2015	2014

Working capital (deficiency)	(3,828,503)	(3,865,390)	($4,316,730)	($2,049,302)	$1,034,921

Capital Assets	9,228	9,822	10,988	15,592	21,483

Total Assets	710,737	916,643	736,043	3,667,866	5,636,605

Capital Stock	82,282,903	80,198,194	75,855,139	74,083,975	70,802,776

Shareholders' equity (deficiency)	(3,423,170)	(3,424,106)	(3,902,142)	1,403,888	4,862,773

Selected statement of operations and deficit information

(all amounts in U.S. dollars)
	2018	2017	2016	2015	2014
Interest and other income	$-	$-	$-	$-	$-
Research and development expenses (recovery)	(130,069)	147,008	3,635,613	2,649,019	703,671
General and administrative and other expenses	1,742,463	3,004,027	2,950,978	2,703,650	3,081,947
(Gain) on revaluation of (1) Derivative liabilities	(1,094,718)	(1,614,822)	(295,616)	-	-
Loss on conversion of debt (2)	63,852	1,009,680	-	-	-

(Gain) on extinguishment of debt (5)	(399,191)	-	-	-	-

Accretion Expense (3)	2,039,344	1,358,101	514,560	-	-

Stock compensation expense (4)	140,612	442,206	-	1,163,941	379,253

Loss before income taxes	(2,362,239)	(4,346,200)	(6,805,535))	(6,516,610)	(4,164,871)

Net Loss	(2,362,239)	(4,346,200)	(6,805,535)	(6,516,610)	(4,164,871)

1)

(Gain) on revaluation of derivative liabilities as reported for 2018, 2017 and 2016 above relates to the measurement of the derivative liabilities relating to the outstanding convertible bridge loans. The gain as reported is a non-cash charge which is calculated in accordance with IFRS.

2)	Loss on conversion of debt as reported relates to the inducement of additional common shares issued to the bridge loan lenders who converted their bridge loans to common shares.

3)	Accretion expense is a non-cash expense calculated in accordance with IFRS and relates to increasing the face value of the debt to the contracted amount over the term of the loan.

4)	Stock compensation expense is a non-cash expense calculated in accordance with the Black Scholes option pricing model or the binomial pricing model.

5)	Gain on extinguishment of debt as reported relates to the replacement of an existing debt instrument at maturity date with a new debt instrument reflecting revised renewal terms at maturity date.

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

	2018	2017	2016	2015	2014
High for period	0.7513	0.8245	0.7972	0.8501	0.9422
Low for period	0.8138	0.7276	0.6854	0.7141	0.8589
End of period	0.7609	0.7971	0.7461	0.7233	0.8620
Average for period	0.7767	0.7708	0.7538	0.7793	0.9054

The following table sets forth, for each period indicated, the high and low exchange rates for United States dollars expressed in Canadian dollars on the last day of each month during such period, based on the Noon Buying Rate.

	February	March	April	May	June	July
	2018	2018	2018	2018	2018	2018
High	1.2809	1.3088	1.2908	1.3020	1.3310	1.3255
Low	1.2288	1.2830	1.2552	1.2775	1.2913	1.3017

	August	September	October	November	December	January
	2018	2018	2018	2018	2018	2019
High	1.3152	1.3188	1.3142	1.3302	1.3642	1.36
Low	1.2917	1.2905	1.2803	1.3088	1.3191	1.3144

On February 27, 2019 the noon buying rate for one Canadian dollar, as quoted by the Bank of Canada, was CDN $1.3155 = U.S. $1.00.

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

At October 31, 2018 we had $206,832 cash on hand. Our working capital position is ($3,823,503) at October 31, 2018. Subsequent to October 31, 2018, through to the date of the filing of this Annual Report on Form 20-F, we have raised an additional $383,600 through the issuance of convertible debentures and $71,000 through two private placements.

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

We continued to develop applications of our sensor technology in 2018 working with our technical advisors and our strategic development partners. We are pursuing joint development agreements with potential strategic partners with the expectation that we will jointly develop sensor applications for use by these potential strategic partners. We believe that these current initiatives will result in revenues and cash flow to the Company in the future but there can be no assurance when and if such revenues will be achieved.

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

Steven Van Fleet resigned as President of our wholly-owned subsidiary, Micromem Applied Sensor Technologies, Inc. (MAST) in August 2018. Micromem has engaged other consultants since September 2018 to assist the Company after Mr. Van Fleet’s departure. There can be no assurances that such efforts will be successful.

We are currently engaged in a lawsuit with a former officer and director of the Company.

On October 7, 2018, the former President of MAST, Mr. Steven Van Fleet, filed a lawsuit against Micromem and MAST in New York State Supreme Court, Dutchess County. In the action, Mr. Van Fleet is seeking payment of $214,574 plus interest relating to alleged remuneration and expense reimbursements due to him prior to his resignation as an officer and director of Micromem and MAST on August 17, 2018. The Company answered the complaint December 7, 2018 by denying the material allegations in Mr. Van Fleet’s claims. In addition, the Company interposed 7 counterclaims against Mr. Van Fleet seeking, among other things: (i) damages of not less than $2.75 million, (ii) specific performance to compel Mr. Van Fleet to comply with his contractual obligations which were required for the period of time that he served as an officer and director through to his resignation date; (iii) repayment of certain salary and expenses paid to Mr. Van Fleet; (iv) a direction for Mr. Van Fleet to turn over all Company property in his possession or control; and (v) an accounting to determine all money and property belonging to the Company and/or MAST. On January 24, 2019, the Company amended its original answer and counterclaims to include, among other things, a demand for additional damages. On February 8, 2019 Mr. Van Fleet, through his counsel, replied to and denied the material allegations in Micromem’s counterclaims. The Company reports an accrual of $205,788 at October 31, 2018 with respect to alleged remuneration and expense reimbursements claimed by Mr. Van Fleet but, nonetheless, has denied the allegations in Mr. Van Fleet’s claims . This matter remains as a contingency at February 28, 2019. See Note 19 to our Financial Statements in Item 18 of this Annual Report.

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

Until 2014, Micromem funded virtually all of its research and development initiatives. Our main priority was to provide customers with sensor based platform solutions that address their difficult business problems. Our sensor platform solutions address three primary areas of creating value for our clients:

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

By 2015 we had advanced a number of our product development initiatives under joint product development agreements with our clients Chevron, Castrol, Flextronics and Eversource Energy. Our pipeline of development projects expanded. In 2016 and 2017, we attempted to advance our projects towards field trials. The Flextronics and Eversource projects were ultimately discontinued. We continued with the Chevron and Castrol development projects and began discussions with Repsol SA.

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

Update of Product Development Activity at October 31, 2018

In August 2018, Mr. Steven Van Fleet resigned as President of MAST. The technical engineering and design work that has been completed to date has been undertaken by outside firms who continue to work with Micromem on its development projects. The Company has also engaged additional technical, marketing and financial assistance since the departure of Mr. Van Fleet. We have been able, on this basis, to continue our work with our development partners subsequent to Mr. Van Fleet’s departure.

The current status of our development projects is as reported below:

Chevron: In 2018 we continued to engage with Chevron personnel and with our engineering subcontractor, Entanglement Technologies (“Entanglement”).

Chevron has provided $713,983 of funding towards our joint product development agreement in 2018. The project which relates to the use of alcohol based tracers to measure various characteristics and attributes of operating oil wells, is now scheduled to proceed. The results of our bench/laboratory testing of this technology previously completed have been successful against predetermined performance standards required. We believe that these results will be replicated in the pilot project. We anticipate that we will then move forward with commercialization of the technology although there can be no assurances that such efforts will be successful.

Since September 2018 we have completed the following project related tasks and milestones:

  We met with our subcontractor, Entanglement, to review all development tasks and progress to date.
  We engaged a second independent engineering/manufacturing (“Consultant”) resource to validate our cumulative development efforts to date.
  In October 2018 we participated in a meeting with the Chevron personnel responsible for this project in their Houston headquarters along with Entanglement and our Consultant. Entanglement presented a summary report on all work completed to that date; the report was accepted by Chevron. At that point, the consensus was to set a date for the onsite pilot of the technology.

  In November 2018 we again met with one of the Chevron team members in the Entanglement facilities in California for the purpose of completing the detailed plan for the onsite pilot. Thereafter, we met with the Chevron commercialization team in Houston.
  The onsite pilot was initially tentatively scheduled for mid-January. Given scheduling issues at the well site, the start date of the onsite testing has been moved to March 2019 and these tests are now proceeding on that basis.

In 2015, we initiated a development protocol with Chevron with respect to a second development project – the proposed development, over a period of 2 years, of a sensor platform to be used for testing of cement integrity in offshore oil wells. That project did not move forward at that time.

In November 2018 we reengaged with the Chevron team who have responsibilities for this development initiative within Chevron. There remains significant joint interest in the project and we anticipate follow up on this potential project opportunity in 2019.

Castrol: We have previously reported on our interactions and our Joint Product Development Agreement with Castrol, which began in 2014.

Through Q1 2018 we were engaged in discussion with the Castrol representatives, with whom we had been dealing to that point in time, with respect to the ongoing funding requirements to complete the development project. These discussions were not, ultimately, successful and the project was suspended. We have had only limited interaction with Castrol since mid 2018.

The related work over the course of this project between 2014-2018 was completed in large part by our engineering subcontractor, SBMicrosystems (“SBM”) located in Burnie Maryland. In total, approximately $3.5 million of funding was committed to this project up to the point that the project was suspended; this included approximately $1 million of financing provided by Castrol.

The Company retains a substantial file of proprietary technical information, drawings and design work related to this development effort.

RT Lube Analyzer: In 2017-2018 the Company developed the prototype unit of this technology based on the development work completed by SBM. It began to assess potential market opportunities to commercialize this technology in a number of market verticals, in particular – shipping, large industrial applications and wind energy. We continue to pursue this opportunity and we believe that there is significant market potential in this technology.

Repsol S.A.: We have previously reported on our initial activity with this Spanish energy conglomerate.

During the 2017 fiscal year we executed a preliminary development contract with Repsol for the utilization of the RT Lube technology to be customized to their specific requirements. Repsol provided $75,000 of initial funding on a purchase order of $150,000.

SBM was commissioned to complete this initial work and a prototype unit was delivered to Repsol for initial testing.

The initial project with Repsol contemplated 2 phases of activity:

a)	Initially, a larger unit that would be used for several potential market applications (“Field Unit”) which was intended for final delivery in calendar year 2018; and,

b)

A miniaturized version of the technology to be used in automotive and transportation vehicles; this version to incorporate greater functionality and additional performance features (“Final Unit”). The original delivery date for the prototype of this Final Unit was anticipated in Q1 2019.

After the departure of Mr. Van Fleet in August 2018 we, along with SBM, engaged in direct dialogue with the Repsol team members involved in this development project. Certain of the technical requirements to complete this work remain to be resolved. The costs associated with the completion of this project exceed the original amounts contemplated.

Since September 2018 we have worked directly with the Repsol team. Our CEO, Joseph Fuda, met with the Repsol development and commercialization teams in their Madrid offices in late September.

We have continued our discussions with Repsol since then and have recast the development project and timetables for completion. We have also added additional technical and manufacturing expertise through outside consultants to help facilitate the go forward activity with the intention of continuing the role of SBM.

At this point, we are attempting to finalize a new letter of intent with Repsol to continue this project in 2019.

Dubai Conference: In March 2018 Steven Van Fleet attended a conference in Dubai at the suggestion of Chevron; he was accompanied by Entanglement personnel engaged in the Chevron development project.

The “ATRA 171” technology that is under development at Entanglement for Chevron was showcased at the conference and received significant preliminary interest. After the conference through June 2018, Mr. Van Fleet responded to these expressions of interest and produced a significant number of proposals which he delivered to various companies in North America and abroad.

Since the departure of Mr. Van Fleet in August 2018, we have been pursing certain of these proposals that were submitted by Mr. Van Fleet. In this process we have had mixed responses; nonetheless we believe that as this technology is finalized through our ongoing work with Chevron, there will be other commercial opportunities that we may realize.

Other Opportunities: Since September 2018 we have engaged in dialogue with a private company that has been in operation for several decades. This company has a team with engineering and manufacturing capabilities and an established presence and revenue base in North America. One of the business lines that this company has developed is a sensor based system that detects gas leakage in industrial plants. We continue to negotiate a potential business arrangement with this entity with the expectation of developing a more formal working relationship during 2019.

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

In 2017 the Company incurred $519,008 of development costs on its ongoing projects. It recovered $371,000 from its development partners. The Company reported net development cost of $147,008 in 2017.

In 2018 the Company incurred $604,918 of development costs on its ongoing projects. It recovered $738,983 from its development partners; recovery of $130,069 in the year ended October 31, 2018.

Intellectual Property

In June 2016, we settled the litigation with Dreifus Associates Limited (“DAL”) which had been pending since late 2014. As part of the settlement, the Company received the full assignment of DAL’s alleged interests in our Multimodal condition sensor platform and system thereof.

We incurred $121,603 of patent related costs in 2018 (2017: $161,647; 2016: $192,873). We have a portfolio of patents in the United States and provisional patents filed in a number of international jurisdictions as previously reported.

In 2018, a number of our provisional filings were abandoned as a cost control measure and based on an assessment of the utility in maintaining these applications in different countries.

We believe that our core technology applications as embodied in our go forward suite of intellectual property represents a valuable asset to be exploited in future.

In 2019 we anticipate working with our current patent attorneys to further evaluate our patent portfolio and to determine our go forward strategies relating to our existing portfolio and with respect to potential additional filings.

Our management will determine from time to time the jurisdictions where protection is appropriate. This determination will be based on a number of factors including the state of development of our technology, the importance of a particular market for our technology, the costs of pursuing patent protection in a jurisdiction and our financial position at the time.

Share Capital

At October 31, 2018 the Company had 259,602,699 common shares outstanding (2017: 228,562,711). Additionally, the Company has 6,250,000 stock options outstanding with a weighted average exercise price of $0.29 per share (2017: 6,595,000 options outstanding with a weighted average exercise price of $0.37 per share).

Changes to Our Board of Directors and Management:

Our 2016 Annual Meeting of Shareholders was held on July 21, 2017. Joseph Fuda, David Sharpless, Steven Van Fleet, Oliver Nepomuceno, Larry Blue, Alex Dey, and Brian Von Herzen were reelected to serve on our Board of Directors. Messrs Joseph Fuda, Dan Amadori and Steven Van Fleet continued to serve as Officers of the Company.

Larry Blue resigned as a director on September 30, 2017 after 12 years of service to the Company. He resigned given other substantial business commitments with which he is engaged.

David Sharpless resigned as a director on March 30, 2018 after 18 years of service to the Company. He resigned given other substantial business commitments with which he is engaged. Mr. Sharpless served as Chair of the Audit Committee for 12 years before his resignation. Alex Dey assumed the role of the Chair of the Audi Committee upon the resignation of Mr. Sharpless.

Steven Van Fleet resigned as a director and officer on August 17, 2018. In October 2018 Mr. Van Fleet initiated a claim against the Company for alleged fees owing to him for services rendered up to the date of his resignation. The Company has responded to Mr. Van Fleet’s claim and has counterclaimed for damages and specific performance. This matter is further discussed in Item 5G – Contingencies - in this Form 20-F.

The Company is planning to schedule its Annual General Meeting of shareholders shortly, at which it will present a current slate of directors for shareholder approval. We are currently evaluating several potential new board candidates and are working with our currently active board members on this process.

Equity Financing Transactions:

In the fiscal year ended October 31, 2018 the Company completed the following transactions:

(a)	It completed thirty-three private placements for cash and received gross proceeds of $866,200 and issued 14,739,272 common shares.
(b)	It issued 79,765 common shares to settle $13,379 of trade accounts payable.
(c)	It issued 16,220,951 common shares for the conversion of bridge loans totaling $1,205,130.
(d)	The Company continued its bridge loan financing activity, specifically:

(i)	It secured a total of seven additional $CDN denominated bridge loans in 2018 and realized gross proceeds of $651,000.
(ii)	It secured a total of fourteen additional $USD bridge loans in 2018 and realized gross proceeds of $1,090,000.
(iii)	It repaid $784,138 CDN denominated bridge loans previously secured.
(iv)	It repaid $105,000 of USD denominated bridge loans previously secured.
(v)	Certain of the bridge loans that matured in 2018 were extended at maturity date, ultimately through October 31, 2018 and thereafter.

In the fiscal year ending October 31, 2017 the Company completed the following transactions:

(a)	It completed 20 private placements for cash and received gross proceeds of $719,403; and issued 3,873,223 common shares.

(b)	It issued 547,643 common shares to settle $107,708 of trade accounts payable. It also issued 132,381 common shares to settle $21,909 of compensation payable.

(c)	It issued 20,370,895 common shares for the conversion of eight bridge loans totaling $2,536,963.

(d)	The Company continued its bridge loan financing activity, specifically:

(i)	Certain of the bridge loans secured in 2016 were extended in 2017, ultimately through October 31, 2017 and thereafter.
(ii)	The Company secured a total of 15 additional $CDN denominated bridge loans in 2017 and realized gross proceeds of $1,233,524. One of these bridge loans was repaid in October 2017.
(iii)	The Company secured three additional $USD bridge loans in 2017 and realized gross proceeds of $501,500. A partial repayment of $75,000 on one of these loans was made in October 2017.

Environmental Matters:

We are subject to various environmental protection regulations imposed by the government in the jurisdiction where we conduct our development work. We are not aware of any current or pending environmental protection laws or regulations that would have a material impact on our capital expenditure requirements or competitive position.

C.             Organizational Structure

In November, 2007, the Company incorporated Micromem Applied Sensors Technology, Inc. (“MAST”) as a Delaware-based wholly-owned subsidiary. MAST has an office in New York City and is being managed by Steven Van Fleet, its then President and a director of Micromem. We have utilized the services of other consultants to continue the work of MAST since the departure of Mr. Van Fleet. MAST is pursuing a number of potential strategic joint development agreements with industry partners.

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

In 2018, the Company incurred $3,548 of capital expenditures, $3,809 in 2017 and $1,274 in 2016.

ITEM 4A.          UNRESOLVED STAFF COMMENTS

None.

ITEM 5.             OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section of the Form 20-F has been prepared to provide a more substantive discussion of our business and to assist the reader in analyzing the audited consolidated financial statements for the years ended October 31, 2018, October 31, 2017 and October 31, 2016. This discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes in this Annual Report, which are prepared in accordance with IFRS and are stated in United States dollars.

A.             Operating Results

The following table sets forth certain selected financial information of our Company:

Selected statement of operations and deficit information

	2018	2017		2016

Administration	305,338	305,421		395,340

Professional and other fees and salaries	747,280	1,433,113		1,739,401

Travel and entertainment	101,496	118,261		180,767

Development costs (recovery)	(130,069)	147,008		3,635,613

Stock compensation expense	140,612	442,206		-

Interest expense	504,778	666,245		561,608

Accretion expense	2,039,344	1,358,101		514,560

Loss on conversion of bridge loans	63,852	1,009,680		-

Gain on revaluation of derivatives	(1,094,718)	(1,614,822)	-	295,616

Gain on extinguishment of debt	(399,191)	-		-

Financing costs	40,414	-		-

Other expenses	43,103	480,987		73,862

Loss for the year	2,362,239	4,346,200		6,805,535

Loss per share - basic and diluted	0.01	0.02		0.03

Selected balance sheet information

	2018	2017	2016
Working capital (deficiency)	(3,828,503)	(3,865,390)	(4,316,730)

Other Assets	405,333	441,284	414,588

Total Assets	710,737	916,643	736,043

Shareholders’ equity (deficiency)	(3,423,170)	(3,424,106)	(3,902,142)

Fiscal 2018 Compared to Fiscal 2017

a.

Administration costs were $305,338 in 2018 versus $305,421 in 2017. These expenses principally relate to rent, insurance, communications, telephone, investor relations and filing fees. In total there were no significant changes in the year over year costs. Our insurance costs increased to $117,615 in 2018 versus $54,023 in 2017, the result of additional coverage secured in 2018. We reduced general administration costs to $63,936 in 2018 versus $98,187 in 2017, through cost reduction efforts and with the departure of Steven Van Fleet in August 2018. We reduced our investor relations and filing fees costs to $53,113 in 2018 from $80,486 in 2017 through cost reduction efforts.

b.

Professional fees which include legal and audit related expenses were $165,685 in 2018 versus $224,139 in 2017; we utilized less professional services in 2018 and reduced the cost of our external audit by engaging additional consulting services to assist us in the year end audit process.

Consulting fees were $316,815 in 2018 versus $813,735 in 2017.

In 2018 the CEO received no compensation versus $319,429 in 2017; the CFO received $49,238 as compensation versus $114,601 in 2017; the fees reported in 2018 for Mr. Van Fleet total $186,059 (the Company is disputing these fees currently – see Item 5G – Contingencies) versus $231,694 in 2017.

Salaries expense was $265,134 in 2018 versus $395,239 in 2017, reflecting cost reduction implemented in 2018.

c.

Travel and entertainment costs were $101,496 in 2018 versus $118,261 in 2017. In 2018, we incurred travel expenses with respect to the Dubai trade show which we attended, costs associated with travel to the Repsol offices in Madrid in September and costs associated with the in person meetings with Chevron in Houston; otherwise travel related expenses were significantly curtailed in 2018.

d.

Stock compensation expense relates to the issuance of stock options. In 2018 we issued 2.2 million options; the related costs using the Black Scholes pricing model was $140,612. In 2017 we issued 2.89 million options; the related costs using the Black Scholes pricing model was $442,206.

e.

Interest expense in 2018 was $504,778 versus $666,245 in 2017. This represents the actual interest expense obligations incurred by the Company based on the stated interest rates on the convertible debenture notes. We redeemed or converted a number of bridge loans in 2018.

f.	The other expenses reported with respect to the bridge loans, which are all non cash expenses compare as follows:

	2018	2017	Change
Accretion Expense	2,036,344	1,358,101	678,243
Loss on conversion of bridge loans	63,852	1,009,680	(945,828)
Gain on extinguishment of debt	(399,191)	-	(399,191)
Gain on revaluation of derivatives	(1,094,718)	(1,614,822)	520,104
	606,287	752,959	(146,672)

The bridge loan transactions give rise to accounting measurements under IFRS which track the loan components at the inception of the loan, during the term to maturity date, remeasurements as required for changes in terms upon renewal of maturity or upon conversion/repayment at maturity. As these variables change by loan and on a year by year basis, the expenses, gains and losses will change in accordance with these prescribed IFRS requirements. The net result of these measurements illustrates a comparable net non cash expense between 2018 and 2017.

Fiscal 2017 Compared to Fiscal 2016

(a)

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

(b)

Professional fees including audit and legal expenses were $224,139 in 2017 versus $328,851 in 2016. In 2016 we incurred the costs associated with the attestation report on our internal controls over financial reporting which was not required in 2017. Consulting fees were $813,735 in 2017 versus $1,028,600 in 2016 reflecting less use of outside consultants in 2017.

(c)	Salaries and benefits were $395,239 in 2017 versus $381,950 in 2016. There were no significant changes in staff salaries and benefits on a year over year basis.

(d)	Travel and entertainment expenses were $118,261 in 2017 versus $180,767 in 2016. The Company curtailed travel related costs in 2017 given the Company’s working capital constraints.

(e)	Interest expense was $666,245 in 2017 versus $561,608 in 2016. The Company had more bridge loans outstanding in 2017.

(f)

Accretion expense was $1,358,101 in 2017 versus $514,560 in 2016. This is a non cash expense which relates to the amortization of the derivative liability amount which is determined at the inception of the loan and charged to the face value of the debt amount recorded at inception over the term of the loan. The amount increased significantly in 2017 with the larger number of loans in place and the frequent changes in the terms of loan at renewal dates, causing the additional non cash expense.

(g)

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

(h)

The loss on conversion of bridge loans to common shares was $1,009,680 in 2017 versus nil in 2016. A total of eight bridge loans were converted to common shares in 2017. In seven of these conversions the Company provided an inducement to the lender to convert by reducing the originally negotiated conversion price to the lower market price on the day of conversion.

(i)

Other expenses were $480,987 in 2017 versus $73,892 in 2016. In 2017 the Company reported a foreign exchange loss of approximately $343,000 (2016: gain of $1,000); arising principally from the translation of multiple Canadian denominated bridge loans. Patent amortization expense was $133,785 in 2017 versus $98,515 in 2016.

(j)

Stock compensation expense was $442,206 in 2017 versus $Nil in 2016. The Company issued 2,890,000 stock options to officers, directors and employees in 2017 and the cost was calculated using the Black Scholes option pricing model.

(k)	Net development costs in 2017 were $147,008 versus $3,635,613 in 2016. In 2016, the Company recorded an impairment reserve on deferred development costs of $3,638,118.

Balance Sheet Data:

(a)	At October 31, 2017, the Company had working capital of ($3,865,390) compared to ($4,316,730) at October 31, 2016.

(b)	The investment in deferred development costs by project for the four-year period from 2013 – 2016 is summarized in ITEM 4.B. –Business Overview above.
(c)	The Company completed equity and bridge loan financings in 2018, 2017 and 2016 as summarized in ITEM 4.B.- Business Overview above.

Unaudited Quarterly Financial Information

Three months ended (unaudited)	Revenues	Expenses	Income (Loss) in period	Loss per share
	$	$	$	$
January 31, 2018	-	2,291,691	(2,291,691)	0.01
April 30, 2018	-	(207,605)	207,605	-
July 31, 2018	-	(22,711)	22,711	-
October 31, 2018	-	331,264	(331,264)	-
January 31, 2017	-	2,431,952	(2,431,952)	0.01
April 30, 2017	-	(124,532)	124,532	-
July 31, 2017	-	400,281	(400,281)	-
October 31, 2017		1,638,499	(1,638,499)	0.01

B.             Liquidity and Capital Resources:

Liquidity

We have not yet realized commercial revenues from the exploitation of our technology platforms. We currently do not have positive cash flow from operations and will not realize positive cash flow until we license or directly produce and sell products utilizing our technology platforms.

We currently have no lines of credit available. We have, to date, relied on obtaining equity financing from investors through private placements, through the exercise by shareholders of common share purchase warrants, through the exercise of common stock options by officers and directors, and through bridge loans that the Company has secured in order to meet our cash flow needs until we can generate sustainable revenues. At October 31, 2018 we had a working capital deficiency of $3,828,503 (2017: $3,862,390) including cash on hand of $206,832 (2017: $9,189). Since October 31, 2018 we have raised an additional $383,600 of bridge loan financing and $71,000 of financing from private placements. We have granted to our directors, officers and other employees a number of options to purchase shares at prices that are at or above market price on the date of grant. None of the optionees has any obligation to exercise their options and there can be no guarantee that we will realize any funds from these options.

Capital Resources

We incurred $3,548 capital expenditures in 2018, $3,809 of expenditures in 2017 and, $1,274 of expenditures in 2016.

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

F.             Tabular Disclosure of Contractual Obligations:

A summary of our financial commitments as of October 31, 2018 is as below:

	Payments due by period ($CDN)
	Total	Less than 1	1-3 years	3-5 years	More than 5
		year			years
Operating lease obligations		63,918	87,958	87,958	-
	Payments due by period ($CDN)
	Total	Less than 1	1-3 years	3-5 years	More than 5
		year			years
Operating lease obligations		48,060	66,082	66,083	-
Purchase obligations					-
Total:		48,060	66,082	66,083	-

In addition to these financial commitments, the Company previously had management agreements with its senior executives on a month to month basis. At October 31, 2018 these agreements are no longer in force.

Critical Accounting Policies:

Our significant accounting policies are set forth in our consolidated financial statements, which should be read in conjunction with management's discussion of our critical accounting policies and estimates set forth below.

Our consolidated financial statements for the period have been prepared in accordance with IFRS.

We have not yet realized commercial revenues from the exploitation of our technology. Under IFRS, research costs are expensed in the period incurred. Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under IFRS which is the translation of research findings or other knowledge into a plan for the technology prior to commercial production or use. As at October 31, 2018 and the Company capitalized nil of development costs and capitalized nil as intangible assets under IFRS.

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

C.

On October 7, 2018, the former President of MAST, Mr. Steven Van Fleet, filed a lawsuit against Micromem and MAST in New York State Supreme Court, Dutchess County. In the action, Mr. Van Fleet is seeking payment of $214,574 plus interest relating to alleged remuneration and expense reimbursements due to him prior to his resignation as an officer and director of Micromem and MAST on August 17, 2018. The Company answered the complaint December 7, 2018 by denying the material allegations in Mr. Van Fleet’s claims. In addition, the Company interposed 7 counterclaims against Mr. Van Fleet seeking, among other things: (i) damages of not less than $2.75 million, (ii) specific performance to compel Mr. Van Fleet to comply with his contractual obligations which were required for the period of time that he served as an officer and director through to his resignation date; (iii) repayment of certain salary and expenses paid to Mr. Van Fleet; (iv) a direction for Mr. Van Fleet to turn over all Company property in his possession or control; and (v) an accounting to determine all money and property belonging to the Company and/or MAST. On January 24, 2019, the Company amended its original answer and counterclaims to include, among other things, a demand for additional damages. On February 8, 2019 Mr. Van Fleet, through his counsel, replied to and denied the material allegations in Micromem’s counterclaims. The Company reports an accrual of $205,788 at October 31, 2018 with respect to alleged remuneration and expense reimbursements claimed by Mr. Van Fleet but, nonetheless, has denied the allegations in Mr. Van Fleet’s claims. This matter remains as a contingency at February 28, 2019. See Note 19 to the Financial Statements in Item 18 of this Annual Report.

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

ITEM 6.             DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.             Directors and Executive Officers

The Directors and Executive Officers of Micromem as at February 28, 2019 are set forth below:

Name	Age	Position

Joseph Fuda	57	President, Chief Executive Officer and Director
Dan Amadori	67	Chief Financial Officer
Oliver Nepomuceno	51	Director
Alex Dey	75	Director
Brian Von Herzen	59	Director

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

Dan Amadori has served as Chief Financial Officer of Micromem since June 2004. He also currently serves as a director of Invesque, Inc.,. and Nerium Biotech Inc. He has also served as Chief Financial Officer of Leader Capital from June 2004 – March 2009. He served as a Director and Chair of the Audit Committee of Ontex Resources between September 2003 and March 2005. He served as CFO of Echo Power Generation Inc. from June 2004 - March 2008. He served as a director of Hydrive Technologies Inc. from 2004-2008 and as Chair of the Audit Committee of Hydrive from 2006-2008. He served as a Director and CFO of XGEN Ventures Inc. between November 2005 and September 2009. He was appointed as Chairman of Kingsway Arms Retirement Residences in August 2011. He is President of Lamerac Financial Corp., a financial advisory firm and has held that position since October 1988. Mr. Amadori is a Chartered Professional Accountant and holds an MBA from the Ivey.

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

B.             Compensation

	Annual Compensation			Long-Term Compensation
Awards
Name and Principal Position	Fiscal Year	Salary (US$)	Bonus (US$)	Other Annual Compensation (US$)	Securities Under Options Granted (#)
Joseph Fuda Chief Executive Officer	2016 2017	353,787 319,429	- -	- 99,450	- 650,000(4)
	2018	-	-	15,979	250,000
Salvatore Fuda, Former Chairman of the Board of Directors (3)	2016 2017	119,707 -	- -	- -	- -
	2018	-	-	-	-
David Sharpless Former Director (2,3)	2016 2017	- -	- -	- 22,950	- 150,000(4)
	2018	-	-	-	-
Steven Van Fleet Former Director and President of MAST, Inc. (2,3)	2016 2017	231,309 233,694	- -	- 99,450	- 650,000(4)
	2018	186,059	-	-	-
Dan Amadori Chief Financial Officer	2016 2017	113,266 114,601	- -	- 99,450	- 650,000(4)
	2018	49,238	-	15,979	250,000(5)
Larry Blue Former Director (2,3)	2016 2017	- -	- -	- 7,650	- 50,000(4)
	2018	-	-	-	-
Oliver Nepomuceno Director	2016 2017	- -	- -	- 22,950	- 150,000(4)
	2018	-	-	6,391	100,000(5)
Alex Dey Director	2016 2017	- -	- -	- 30,600	- 200,000(4)
	2018	-	-	6,391	100,000(5)
Brian Von Herzen Director (1)	2016 2017	- -	- -	- -	- -
	2018	-	-	-	-

Notes:

1.

Brian Von Herzen became a director in February 2014. Rapid Prototypes, Inc., a company whose major shareholder is Mr. Von Herzen, invoiced the Company for engineering, product development and design services in 2015. In 2018, 2017 and 2016 the total charges invoiced to the Company by Rapid Prototypes was nil.

2.

Salvatore Fuda did not stand for reelection to the Board of Directors at the Annual General Meeting held at April 26, 2016. Steven Van Fleet resigned as a director on August 17, 2018; David Sharpless resigned on March 31, 2018 and Larry Blue resigned on September 28, 2017.

3.	Options granted previously to Messrs Van Fleet, Sharpless and Blue expired unexercised, 45 days after their resignation as directors.

4.	Each option entitles the holder to purchase one common share at a price of $0.25 per share prior to expiration in December 2021.

5.	Each option entitles the holder to purchase one common share at a price of $0.10 per share prior to expiration in June 2023.

Options are offered to directors, executive officers and employees to purchase our common shares at an exercise price equal to or above the market price for the common shares at the date that the options are granted. These options are approved by the Compensation Committee. None of the directors have agreements that provide for benefits upon termination of service.

In 2018 a total of 2,200,000 stock options were granted to officers, directors and employees. The exercise price was $0.10 CDN per share. In 2017 a total of 2,890,000 stock options were granted to officers, directors and employees. The exercise price was $0.34 CDN per share. In 2016 no stock options were issued.

C.             Board Practices:

All matters pertaining to our financing, contractual arrangements and Management and Director compensation are approved by the Board of Directors. The members of the Board of Directors are appointed to a one-year term at our Annual General Meeting or until such time as the next Annual General Meeting is held.

Our Board of Directors meets on an as required basis during the fiscal year. Our Board of Directors did not meet in person in 2018. The Board was convened informally as of each quarter end.

Our Audit Committee met regularly during fiscal 2018 for the purpose of approving and recommending to the Board the quarterly financial statements and our yearend financial statements. In addition, our Audit Committee receives regular periodic reports from management.

Our Compensation Committee met as part of our audit committee meetings in 2018; it receives regular reports from the audit committee and management. Our Compensation Committee approves Management and Director Compensation and all stock option grants for recommendation to the Board of Directors.

Audit Committee

The Board of Directors has appointed an Audit Committee consisting of two independent directors. The members of the Audit Committee are Alex Dey (Chairman) and Oliver Nepomuceno, each of whom serves in such capacity until the Board of Directors’ next annual meeting. The Audit Committee is responsible for the integrity of our internal accounting and control systems. The committee receives and reviews our financial statements and makes recommendations thereon to the Board of Directors prior to its approval by the full Board of Directors. The Audit Committee communicates directly with our external auditors in order to discuss audit and related matters whenever appropriate. In 2018 the Audit Committee met formally in January, February March, June, September and October.

Compensation Committee

The Board of Directors has appointed a Compensation Committee which meets on executive compensation matters as and when required. Our Compensation Committee includes Oliver Nepomuceno and Alex Dey as outside directors. The Compensation Committee met did not meet separately in 2018 as both members also serve on the Audit Committee.

Disclosure Committee

The Board of Directors has appointed a Disclosure Committee whose primary responsibility is to ensure timely and accurate disclosure of all relevant information in accordance with the various securities regulations. Our Disclosure Committee includes Joseph Fuda, the Company’s CEO, and Alex Dey, an outside director.

D.             Employees

We have five employees, two of which serve in a management capacity and three of which serve in an administrative capacity. This includes the Chief Executive Officer and President, the Chief Financial Officer and three support staff, all of whom work from our executive offices in Toronto, Canada. All research and development is outsourced to third parties. We consider our relations with our employees to be satisfactory.

E.             Share Ownership

NAME	SHARES OWNED	OPTIONS HELD	OPTION EXERCISE PRICE	EXPIRATION DATE	% OF TOTAL [1]
Joseph Fuda Chief Executive Officer and Director	1,624,335	22,500 650,000 250,000	$0.46 $0.34 $0.13	08/20/2020 12/30/2021 06/29/2023	0.98% (2,546,835)
Dan Amadori Chief Financial Officer	779,517[2]	20,000 650,000 250,000	$0.64 $0.34 $0.13	04/25/2019 12/30/2021 06/29/2023	0.66% (1,699,517)
Oliver Nepomuceno Director	1,078,572	25,000 150,000 100,000	$0.64 $0.34 $0.13	04/25/2019 12/30/2021 06/29/2023	0.52% (1,353,572)
Alex Dey Director	899,800[3]	30,000 200,000 100,000	$0.64 $0.34 $0.13	04/25/2019 12/30/2021 06/29/2023	0.47% (1,229,800)
Brian Von Herzen	-	300,000 25,000	$0.85 $0.64	02/10/2019 04/25/2019	0.13% (325,000)

1	Calculated based on shares owned plus options held as a percentage total of shares outstanding as of October 31, 2018, plus options held.
2	215,716 shares are held by a corporation controlled by Mr. Amadori.
3	254,863 shares are held by a corporation wholly owned by Mr. Dey.

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

Included in professional fees, other fees and salaries as reported are management fees and consulting fees paid or payable to individuals (or Companies controlled by such individuals) who served as officers, directors and employees of the Company. The total compensation paid to such parties is summarized as follows:

	2018	2017	2016
Cash Compensation	$225,297	$667,724	$845,510
Less portion capitalized to deferred development costs	-	-	(4,869)
	225,297	667,724	840,641
Share Compensation	-	-	-
Stock based compensation	44,740	382,531	-
	$280,037	$1,050,255	$840,641

In 2018 these parties were awarded a total of 500,000 stock options at an exercise price of $0.10 CDN per share. In 2017 these parties were awarded a total of nil stock options. (2016 – nil).

In 2018, 2017 and 2016 the Company was invoiced nil (2015: $1,049,524) by Rapid Prototypes, Inc (RPI), a company whose major shareholder is Brian Von Herzen, who has served as a director of the Company since February 2014. Included in accounts payable at October 31, 2018 is $167,000 due to RPI.

ITEM 8.             FINANCIAL INFORMATION

A.             Consolidated Statements and Other Financial Information

Our consolidated financial statements for the years ended October 31, 2018, 2017 and 2016 have been prepared in accordance with IFRS as issued by the IASB.

We have never paid a dividend on our securities. We do not anticipate paying dividends in the foreseeable future.

B.             Significant Changes

Significant Changes since October 31, 2018 are as presented in Note 23 to the Company’s Consolidated Financial Statements. See “ITEM 18 – Financial Statements”.

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

Period	High	Low

Last six months:
February 2019	0.04	0.03
January 2019	0.13	0.0251
December 2018	0.044	0.024
November 2018	0.0392	0.0246
October 2018	0.0551	0.0254
September 2018	0.0509	0.035
Last eight quarters:

Q4 2018	0.1024	0.0254
Q3 2018	0.1571	0.06
Q2 2018	0.2679	0.10
Q1 2018	0.2802	0.0943
Q4 2017	0.17	0.10
Q3 2017	0.25	0.10
Q2 2017	0.31	0.18
Q1 2017	0.34	0.18

Last five years:
2018	0.2802	0.024
2017	0.31	0.12
2016	0.45	0.16
2015	0.80	0.34
2014	1.50	0.40

On February 28, 2019, the last reported sale price for our common shares on the OTCQB was $0.04 per share.

ITEM 10.           ADDITIONAL INFORMATION

A.             Share Capital

Our authorized capital consists of an unlimited number of common shares, of which 259,602,699 shares were issued and outstanding as of October 31, 2018, and 2,000,000 special, redeemable, voting preference shares, referred to herein as special shares, none of which were outstanding, as of October 31, 2018.

Additionally, the Company has 6,250,000 stock options outstanding with a weighted average exercise price of $0.29 (2017: 6,595,000 options outstanding with a weighted average exercise price of $0.37).

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

C.             Material Contracts

In 2010 the Company entered into a month to month contract with Mr. Dan Amadori, its CFO, at the expiration of the employment agreement signed in 2008. These month to month arrangements continue at October 31, 2017. Under the terms of the contract, Mr. Amadori receives $12,500 CDN ($9,728 US at current exchange rates) in monthly compensation and additional compensation at the discretion of the Compensation Committee. This contract was not in force in 2018.

In 2010 the Company entered into a month to month contract with Mr. Joseph Fuda, its President and CEO, at the expiration of the employment agreement signed in 2008. In 2014 the base amount was changed to $21,333 USD per month .These month to month arrangements continued through July 31, 2017; no compensation was paid in the three months ended October 31, 2017. Under the terms of the contract, in 2016 and 2017 Mr. Fuda received $21,333 USD in monthly compensation and additional compensation at the discretion of the Compensation Committee. This contract was not in force in 2018.

In 2011 the Company entered into a month to month contract with its Chairman of the Board, Mr. Salvatore Fuda, at the expiration of the employment agreement signed in 2005. This month to month arrangement ended on October 31, 2016. Under the terms of the contract, Mr. Fuda received $12,500 CDN ($9,438 USD at current exchange rates) in monthly compensation in 2016.

The total continuing monthly commitment under these month to month arrangements is nil at October 31, 2018.

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

PART II

ITEM 13.           DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.           CONTROLS AND PROCEDURES

Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, referred to herein as the “Exchange Act”) as of October 31, 2018. Based on management's evaluation in 2018, our Chief Executive Officer and Chief Financial Officer concluded that, as of October 31, 2018, our disclosure controls and procedures were effective in that they were designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in our reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Exchange Act Rule 13a-15(e) also states that disclosure controls and procedures are designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of Micromem’s internal control over financial reporting as of October 31, 2018. In making this assessment, they used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment the Chief Executive Officer and Chief Financial Officer have concluded that, as of October 31, 2018 our internal control over financial reporting were effective.

There was no requirement for an Attestation Report on internal controls over financial reporting for the fiscal years ending October 31, 2018 or 2017. Our certifying accountants identified one significant deficiency in our internal controls for the fiscal year ending October 31, 2018. Our accountants noted that the Company did not affect a timely and complete close of its year-end financial statements prior to the commencement of the year end audit conducted by our external auditors. The related risk was that there could be reporting errors that could go undetected by management.

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

b)

Our existing internal procedures and reporting practices result in the production of very detailed (in some cases, line by line) account analyses and reconciliations. Additionally, we engaged an independent consulting firm to assist us in the completion of our year end audit.

c)

Ultimately, when we completed all of our analysis for submission to our external auditors, we noted that there were only immaterial differences identified by our external auditors. The procedures which we completed were satisfactory and there were no material reporting errors that were detected in the audit work completed by our external auditors.

In 2019, the Company will continue with its existing procedures and will look to augment its in-house resources to ensure timely and complete close of its quarterly and annual reporting requirements.

ITEM 16.           [Reserved]

Not applicable.

ITEM 16A.        Audit Committee Financial Expert

Our Board of Directors has determined that a member of the Board of Directors, Alex Dey, is an audit committee financial expert and that he is independent, as defined in the Marketplace Rules of the Nasdaq Stock Market.

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

ITEM 16C.        Principal Accountant Fees and Services

The following table presents fees for professional audit services rendered by our auditors for the audit of our consolidated financial statements for the years ended October 31, 2018 and 2017, and fees billed for other services rendered by our auditors including our offerings of securities and tax services.

	Fiscal 2018	Fiscal 2017

Audit Fees	$ 75,000	$200,000
Audit Related Fees	-	-
Tax Fees	$	$
All Other Fees	-	-

Audit Fees

In 2018, we incurred a total of $75,000 to MNP LLP for audit services; in 2017 we incurred a total of $200,000 to MNP LLP for audit services.

Audit Related Fees

None

Tax Fees

We paid $4,000 of tax-related fees for services in 2018 and $4,000 of tax related fees in 2017 to Chiampou Travis LLP.

All Other Fees

None

Pre-approval policies

The Audit Committee assesses and pre-approves all audit and non-audit services.

ITEM 16D.        Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.        Purchases of Equity by the Issuer and Affiliated Purchasers.

None.

ITEM 16F.        Change in Registrants Certifying Accountant.

Not Applicable.

ITEM 16G.        Corporate Governance

Not applicable.

ITEM 16H.        Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.           Financial Statements

Not applicable, see Item 18.

ITEM 18.           Financial Statements

Micromem Technologies Inc.
Consolidated Financial Statements
For the years ended October 31, 2018, 2017 and 2016
(Expressed in United States Dollars)

Micromem Technologies Inc.
Consolidated Financial Statements
For the years ended October 31, 2018, 2017 and 2016
(Expressed in United States Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Micromem Technologies Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Micromem Technologies Inc., which comprise the consolidated statement of financial position as at October 31, 2018 and 2017, and the consolidated statements of loss and comprehensive loss, changes in shareholders' equity (deficit) and cash flows for the two years then ended, including the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Micromem Technologies Inc. as at October 31, 2018 and 2017, and its financial performance and its cash flows for the two years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

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

Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures include obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to error or fraud. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Other Matter
The consolidated financial statements as at October 31, 2016 and for the year then ended were audited by Collins Barrow Toronto of Toronto, Canada. Collins Barrow Toronto expressed an unmodified opinion on those consolidated financial statements on March 2, 2017.

Licensed Public Accountants
Chartered Professional Accountants

We have served as the Company’s auditor since 2017.

Toronto, Ontario
February 28, 2019

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

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 2, 2017

Micromem Technologies Inc.
Consolidated Statements of Financial Position
As at October 31, 2018 and 2017
(Expressed in United States dollars)

	Notes	2018	2017

Assets
Current
Cash		$206,832	$9,189
Development costs receivable	8	81,841	415,857
Prepaid expenses and other assets		16,731	50,313
Total current assets		305,404	475,359
Property and equipment	7	9,228	9,822
Patents	9	396,105	431,462

Total assets		$710,737	$916,643

Liabilities
Current
Trade payables and other liabilities	20 (c)	$1,007,220	$1,361,998
Convertible debentures	10	2,476,571	2,489,017
Derivative liabilities	10	650,116	489,734

Total liabilities		4,133,907	4,340,749

Shareholders' Deficiency
Share capital	11	82,282,903	80,198,194
Contributed surplus		27,630,909	27,360,676
Equity component of convertible debentures	10	70,283	62,050
Accumulated deficit		(113,407,265)	(111,045,026)

Total shareholders' deficiency		(3,423,170)	(3,424,106)

Total liabilities and shareholders' deficiency		$710,737	$916,643

Going concern	2
Commitments	18
Contingencies	19
Subsequent events	22

The accompanying notes are an integral part of these consolidated financial statements

Approved on behalf of the Board of Directors:

"Joseph Fuda"	"Alex Dey"
Director	Director

Micromem Technologies Inc.
Consolidated Statements of Operations and Comprehensive Loss
For the years ended October 31, 2018, 2017 and 2016
(Expressed in United States dollars)

	Notes	2018	2017	2016

Operating expenses
Administration	15 (a)	$305,338	$305,421	$395,340
Professional, other fees and salaries	15 (b)	747,280	1,433,113	1,739,401
Stock-based compensation	12	140,612	442,206	-
Development costs (recovery)	8	(130,069)	147,008	3,635,613
Travel and entertainment		101,496	118,261	180,767
Amortization of property and equipment	7	3,922	3,992	5,270
Amortization of patents	9	156,960	133,785	26,527
Amortization and write-down of intangible assets		-	-	43,543
Foreign exchange loss (gain)	20 (a)	(117,779)	343,210	(1,478)

Total operating expenses		1,207,760	2,926,996	6,024,983

Other expenses
Interest expense	10	504,778	666,245	561,608
Accretion expense	10	2,039,344	1,358,101	514,560
Financing costs	10	40,414	-	-
Loss on conversion of convertible debentures	10	63,852	1,009,680	-
Gain on revaluation of derivative liabilities	10	(1,094,718)	(1,614,822)	(295,616)
Gain on extinguishment of convertible debentures	10	(399,191)	-	-

Total other expenses		1,154,479	1,419,204	780,552

Loss before income tax provision		(2,362,239)	(4,346,200)	(6,805,535)
Income tax provision	14	-	-	-

Net loss and comprehensive loss		$(2,362,239)	$(4,346,200)	$(6,805,535)

Weighted average number of outstanding shares, basic and diluted	13	237,242,674	207,131,781	199,572,966

Basic and diluted loss per share	13	$(0.01)	$(0.02)	$(0.03)

The accompanying notes are an integral part of these consolidated financial statements

Micromem Technologies Inc.
Consolidated Statements of Changes in Equity
For the years ended October 31, 2018, 2017 and 2016
(Expressed in United States dollars)

					Equity
					component
					of
		Number of	Share	Contributed	convertible	Accumulated
	Notes	shares	capital	surplus	debentures	deficit	Total
Balance at November 1, 2015		197,176,368	$74,083,975	$27,213,204	$-	$(99,893,291)	$1,403,888
Private placements of shares for cash	11	366,668	110,000	-	-	-	110,000
Options exercised	12	3,756,366	751,273	-	-	-	751,273
Fair value of options exercised	12	-	443,252	(443,252)	-	-	-
Shares issued on settlement of accounts payable	11	1,517,143	295,312	-	-	-	295,312
Shares issued on settlement of legal claim	11	312,500	62,500	-	-	-	62,500
Equity component of convertible debentures	10	-	-	-	173,420	-	173,420
Shares issued on conversion of convertible debenture	10	509,524	108,827	-	(1,827)	-	107,000
Expiry of convertible debenture conversion option	10	-	-	148,518	(148,518)	-	-
Treasury shares to be cancelled	11	750,000	-	-	-	-	-
Net loss and comprehensive loss		-	-	-	-	(6,805,535)	(6,805,535)
Balance at October 31, 2016		204,388,569	$75,855,139	$26,918,470	$23,075	$(106,698,826)	$(3,902,142)
Private placements of shares for cash	11	3,873,223	719,403	-	-	-	719,403
Shares issued on settlement of accounts payable	11	547,643	107,708	-	-	-	107,708
Stock-based compensation	12	-	-	442,206	-	-	442,206
Shares issued as settlement of wages	11	132,381	21,909	-	-	-	21,909
Convertible debentures converted into common shares	10	20,370,895	2,536,963	-	-	-	2,536,963
Reallocation from derivative liability for conversion	10	-	20,970	-	-	-	20,970
Treasury shares cancelled	11	(750,000)	-	-	-	-	-
Loss on conversion of convertible debentures	10	-	936,102	-	38,975	-	975,077
Net loss and comprehensive loss		-	-	-	-	(4,346,200)	(4,346,200)
Balance at October 31, 2017		228,562,711	$80,198,194	$27,360,676	$62,050	$(111,045,026)	$(3,424,106)
Private placements of shares for cash	11	14,739,272	866,200	-	-	-	866,200
Shares issued on settlement of accounts payable	11	79,765	13,379	-	-	-	13,379
Stock-based compensation	12	-	-	140,612	-	-	140,612
Convertible debentures converted into common shares	10	16,220,951	1,205,130	-	-	-	1,205,130
Expiry of convertible debenture conversion option	10	-	-	129,621	(129,621)	-	-
Convertible debenture renewal	10	-	-	-	137,854	-	137,854
Net loss and comprehensive loss		-	-	-	-	(2,362,239)	(2,362,239)
Balance at October 31, 2018		259,602,699	$82,282,903	$27,630,909	$70,283	$(113,407,265)	$(3,423,170)

The accompanying notes are an integral part of these consolidated financial statements

Micromem Technologies Inc.
Consolidated Statements of Cash Flows
For the years ended October 31, 2018, 2017 and 2016
(Expressed in United States dollars)

	Notes	2018	2017	2016

Operating activities
Net loss		$(2,362,239)	$(4,346,200)	$(6,805,535)
Items not affecting cash:
Amortization of patents	9	156,960	133,785	26,527
Amortization of property and equipment	7	3,922	3,992	5,270
Amortization and write-down of intangible assets		-	-	43,543
Bad debt expense		10,000	-	-
Write-down of capitalized development costs	8	-	-	3,638,118
Accretion expense	10	2,039,344	1,358,101	514,560
Convertible debenture interest converted		47,435	-	-
Loss on conversion of convertible debentures	10	63,852	1,009,680	-
Gain on revaluation of derivative liabilities	10	(1,094,718)	(1,614,822)	(295,616)
Gain on extinguishment of convertible debentures	10	(399,191)	-	-
Stock-based compensation	12	140,612	442,206	-
Shares issued for legal settlement		-	-	62,500
Gain on settlement of accounts payable		-	-	(60,623)
Loss on disposal of property and equipment	7	220	983	608
Foreign exchange gain	16,20 (a)	(87,033)	-	-
		(1,480,836)	(3,012,275)	(2,870,648)
Net changes in non-cash working capital:
Decrease (increase) in development costs receivable		324,016	(415,857)	-
Decrease (increase) in prepaid expenses and other assets		33,582	(16,986)	5,899
Increase (decrease) in trade payables and other liabilities		(341,399)	723,631	(24,276)
Cash flows used in operating activities		(1,464,637)	(2,721,487)	(2,889,025)

Investing activities
Purchase of property and equipment	7	(3,548)	(3,809)	(1,274)
Patents	9	(121,603)	(161,647)	(192,873)
Capitalized development costs	8	-	-	(1,125,218)
Recovery of capitalized development costs	8	-	-	643,901
Cash flows used in investing activities		(125,151)	(165,456)	(675,464)

Financing activities
Private placements of shares for cash	11	866,200	719,403	861,273
Convertible debentures advances	16	1,457,983	1,788,974	2,490,333
Convertible debenture repayments	16	(662,080)	(581,618)	(260,428)
Short-term loan advances		-	-	180,000
Short-term loan repayment		-	-	(180,000)
Convertible debenture interest accrued	16	125,328	666,245	585,989
Repayments from related parties		-	15,000	16,882
Cash flows provided by financing activities		1,787,431	2,608,004	3,694,049
Net change in cash		197,643	(278,939)	129,560
Cash - beginning of year		9,189	288,128	158,568
Cash - end of year		$206,832	$9,189	$288,128
Supplemental cash flow information
Interest paid (classified in operating activities)		$322,930	$321,700	$129,987
Income taxes paid		-	-	-
Shares issued on settlement of accounts payable		13,379	107,708	295,312
Shares issued on settlement of wages		-	21,909	-
Shares issued on settlement of legal claim		-	-	62,500
Convertible debentures converted into common shares		1,205,130	2,536,963	108,827

The accompanying notes are an integral part of these consolidated financial statements

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2018, 2017 and 2016
(Expressed in United States dollars)

1.        Reporting entity and nature of business

Micromem Technologies Inc. (“Micromem” or the “Company”) is incorporated under the laws of the Province of Ontario, Canada. Micromem is a publicly traded company with its head office located at 121 Richmond Street West, Suite 304, Toronto, Ontario, Canada. The Company’s common shares are currently listed on the Canadia Securities Exchange under the trading symbol “MRM” and on the Over the Counter Venture Market under the trading symbol “MMTIF”.

The Company develops, based upon proprietary technology, customized sensor applications for companies (referred to as “development partners”) operating internationally in various industry segments. The Company has not generated commercial revenues through October 31, 2018 and is devoting substantially all its efforts to securing commercial revenue opportunities.

2.        Going concern

These consolidated financial statements have been prepared with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast significant doubt about the Company’s ability to continue as a going concern and ultimately on the appropriateness of the use of the accounting principles applicable to a going concern. During the year ended October 31, 2018, the Company reported a net loss and comprehensive loss of $2,362,239 (2017 - $4,346,200; 2016 -$6,805,535) and negative cash flow from operations of $1,464,637(2017 -$2,721,487; 2016- $2,889,025). The Company’s working capital deficiency as at  October 31, 2018 is $3,828,503 (2017 – $3,865,390).

The Company’s success depends on the profitable commercialization of its proprietary sensor technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company’s planned operations through fiscal 2019; however, the ability of the Company to continue as a going concern is dependent upon its ability to secure additional financing and/or profitably commercialize its technology. These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

If the going concern assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used; in such cases, these adjustments would be material.

3.        Basis of presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the IFRS Interpretations Committee ("IFRIC"). The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

These consolidated financial statements were authorized for issuance and release by the Company’s Board of Directors on February 27, 2019.

(a)	Basis of consolidation

These consolidated financial statements include the accounts of Micromem Technologies Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation. The Company applies the acquisition method to account for business combinations. Acquisition-related costs are expensed as incurred. The wholly-owned subsidiaries include:

(i)

Micromem Applied Sensors Technology, Inc. (“MAST”) was incorporated in November 2007 and is domiciled in Delaware, United States. MAST has the primary responsibility for the exploitation of the Company’s technologies in conjunction with various strategic partners and customers.

(ii)

7070179 Canada Inc., incorporated in October 2008 under the Canada Business Corporations Act in Ontario, Canada. The Company has assigned to this entity its rights, title and interests in certain patents, which it previously held, directly, in exchange for common shares of this entity.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2018, 2017 and 2016
(Expressed in United States dollars)

3.        Basis of presentation (continued)

(a)	Basis of consolidation (continued)

(iii)

Memtech International Inc., Bahamas; Memtech International (USA) Inc., Delaware, United States; Pageant Technologies (USA) Inc., United States; Pageant Technologies Inc., Barbados; and Micromem Holdings (Barbados) Inc., Barbados. All of these entities are inactive.

(b)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for financial instruments designated at fair value through profit and loss which are stated at their fair value.

(c)	Functional and presentation currency

These consolidated financial statements are presented in United States dollars (“USD”), which is the functional currency of the Company and all of its subsidiaries.

(d)	Use of estimates and judgments

The preparation of these consolidated financial statements in conformity with IFRSs requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates are reviewed periodically and adjustments are made as appropriate in the year they become known. Items for which actual results may differ materially from these estimates are described in the following section.

(i)	Fair value of conversion features

The Company makes estimates and utilizes assumptions in determining the fair value for stock options and derivative liabilities based on the application of the Black-Scholes option pricing model or the binomial option pricing model, depending on the circumstances. These pricing models require management to make various assumptions and estimates that are susceptible to uncertainty, including the volatility of the share price, expected dividend yield, expected term, expected risk-free interest rate, and exercise price in the binomial option pricing model.

(ii)	Useful lives and recoverability of long-lived assets

Long-lived assets consist of property and equipment and patents. Amortization is dependent upon estimates of useful lives and impairment is dependent upon estimates of recoverable amounts. These are determined through the exercise of judgment and are dependent upon estimates that take into account factors such as economic and market conditions, frequency of use, anticipated changes in laws, and technological improvements.

(iii)	Income taxes

Income taxes and tax exposures recognized in the consolidated financial statements reflect management's best estimate of the outcome based on facts known at the reporting date. When the Company anticipates a future income tax payment based on its estimates, it recognizes a liability. The difference between the expected amount and the final tax outcome has an impact on current and deferred taxes when the Company becomes aware of this difference.

In addition, when the Company incurs losses for income tax purposes, it assesses the probability of taxable income being available in the future based on its budgeted forecasts. These forecasts are adjusted to take into account certain non-taxable income and expenses and specific rules on the use of unused credits and tax losses. When the forecasts indicate that sufficient future taxable income will be available to deduct the temporary differences, a deferred tax asset is recognized for all deductible temporary differences.

(iv)	Going concern assumption

The Company applies judgment in assessing whether material uncertainties exist that would cause doubt as to the whether the Company could continue as a going concern.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2018, 2017 and 2016
(Expressed in United States dollars)

4.        Summary of significant accounting policies

The principal accounting policies applied to the preparation of these consolidated financial statements are set out below:

(a)	Foreign currency translation

These consolidated financial statements are presented in United States dollars, which is the functional currency of the Company and all of its subsidiaries. At each reporting date, foreign currency denominated monetary assets and liabilities are translated at year-end exchange rates. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Income and expenses, and cash flows of foreign operations, are translated into United States dollars using annual average exchange rates. Exchange differences arising from operating transactions are recorded in operating profit or loss for the period; exchange differences related to financing transactions are recognized in finance income or directly in equity.

(b)	Financial instruments

The Company aggregates similar financial instruments into classes based on their nature and characteristics. All financial assets except those classified as fair value through profit or loss are reviewed at each reporting date to determine whether there is any indication of impairment. Financial assets are considered to be impaired when there is objective evidence that the estimated future cash flows of the investment have been affected as a result of one or more events that occurred after the initial recognition.

The Company's accounting policy for each class of financial instruments is as follows:

(i)     Fair value through profit or loss

Financial instruments classified as fair valuethrough profit or loss arereported at fair valueat eachreportingdate,and anychangeinfair value is recognized in net income in the period during which the change occurs. In these consolidated financial statements, cash and derivative liabilities have been classified as fair value through profit or loss.

(ii)    Loans and receivables and other financial liabilities

Financial instruments classified as loans and receivables and other financial liabilities are carried at amortized cost using the effective interest method. Transaction costs are included in the amount initially recognized .In these consolidated financial statements, development costs receivable have been classified as loans and receivables. Trade payables and other liabilities and convertible debentures have been classified as other financial liabilities.

(iii)  Fair value hierarchy

Assets and liabilities recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets and liabilities. In these consolidated financial statements, cash is included in this category.

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. In these consolidated financial statements, derivative liabilities are included in this category.

Level 3 - valuation techniques using the inputs for the asset or liability that are not based on observable market data. There are no assets or liabilities in this category in these consolidated financial statements.

(c)	Convertible debentures and derivative liabilities

The Company issues convertible debentures used as bridge loans, which can be converted into common shares at the option of the holder, into a fixed number of shares for a fixed amount of consideration, or into a fixed number of shares for a variable amount of consideration, or into a variable number of shares.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2018, 2017 and 2016
(Expressed in United States dollars)

4.        Summary of significant accounting policies (continued)

(c)	Convertible debentures and derivative liabilities (continued)

(i)    Initial recognition

Upon initial recognition, the Company determines whether the convertible debenturec onsist of  liability and equity components, or if both components represent  liabilities.

For convertible debentures which provide conversion into a fixed number of shares, the liability component is recognized initially at the fair value of a similar, non-convertible liability. The equity component is recognized as the difference between the fair value of the instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

For convertible debentures which provide conversion into a variable number of shares or into afixed number shares for a variable amount of consideration, the conversion option is accounted for as an embedded derivative, which is separated from the host contract. Upon initial recognition, the derivative liabilityis valued at fair value using a Black Scholes or a binomial pricing model. The carrying amount of the convertible debenture is recognized as the difference between the fair value of the instrument as a whole and the fair value of the derivative liability. Any directly attributable transaction costs are allocated to the debenture and derivative liability components in proportion to their initial carrying amounts.

(ii)   Modifications and extinguishments

To the extent there are changes to the terms of outstanding convertible debentures, these changes may be recorded as amodification or an extinguishment. A substantial change in the terms of an existing financial liability is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The terms are substantially different if the discounted present value of the cash flows under the new terms is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability. A modification of the original financial liability is accounted for as an adjustment to the effective interest rate.

(d)	Property and equipment

Property and equipment are recorded at cost and are amortized over their estimated useful lives at the following annual rates and methods:

	Method	Rate
Computers	Declining balance	30%
Furniture and equipment	Declining balance	30%

(e)	Impairment of long-lived assets

The carrying amounts of property and equipment and patents are reviewed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable. When the carrying amount exceeds the estimated recoverable amount, the assets are written down to their recoverable amount.

The recoverable amount of long-lived assets is the greater of fair value less costs to sell and value in use. Impairment losses are recognized in the consolidated statements of loss and comprehensive loss.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2018, 2017 and 2016
(Expressed in United States dollars)

4.        Summary of significant accounting policies (continued)

(f)	Development costs

Research costs are expensed in the period incurred. Development costs are expensed as incurred unless they meet the criteria for capitalization. Expenditures during the development phase are capitalized if the Company can demonstrate each of the following criteria: (i) the technical feasibility of completing the asset so that it will be available for use or sale, (ii) its intention to complete the asset and use or sell it, (iii) its ability to use or sell the asset, (iv) how the asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the asset, and (vi) its ability to measure reliably the expenditure attributable to the asset during its development; otherwise, these costs are expensed as incurred. Payments received from development partners on projects are recorded to deferred development costs as a recovery of costs incurred.

(g)	Patents

Patents are recorded at cost and are amortized on a straight line basis over their estimated useful lives of 5 years.

(h)	Stock-based compensation and other stock-based payments

Where equity instruments are granted to employees, they are recorded at the fair value of the equity instrument granted at the grant date. The grant date fair value is recognized in net income over the vesting period. Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of operations. When the value of goods or services received in exchange for the stock-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The cost recognized for all equity-settled stock-based payments are reflected in contributed surplus, until the instruments are exercised. Upon exercise, shares are issued from treasury and the amount previously reflected in contributed surplus along with any proceeds paid upon exercise, credited to share capital.

(i)	Income taxes

The Company accounts for its income taxes using the deferred tax assets and liabilities method. Deferred income tax assets and liabilities are determined based on the difference between the carrying amount and the tax basis of the assets and liabilities. Any change in the net amount of deferred income tax assets and liabilities is included in profit or loss or equity. Deferred income tax assets and liabilities are determined based on enacted or substantively enacted tax rates and laws which are expected to apply to taxable profit for the years in which the assets and liabilities will be recovered or settled. Deferred income tax assets are recognized when it is probable they will be realized. Deferred tax assets and liabilities are not discounted.

(j)	Provisions

Provision for risks and expenses are recognized for probable outflows of resources that can be estimated and that result from present obligations resulting from past events. In the case where a potential obligation resulting from past events exists, but where occurrence of the outflow of resources is not probable or the estimate is not reliable, these contingencies are disclosed. Provisions, if any, are measured based on management's best estimates of outcomes on the basis of facts known at the reporting date.

(k)	Share capital

Share capital is presented at the fair value of the shares issued. Costs related to the issuance of shares are reported in equity, net of tax, as a deduction from the issuance proceeds.

(l)	Earnings or loss per share

The Company presents basic and diluted earnings per share data for its common shares. Basic earnings per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, for the effects of all potentially dilutive common shares, which comprise stock options and convertible debentures.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2018, 2017 and 2016
(Expressed in United States dollars)

5.        Adoption of new accounting pronouncements

(a)	Amendments to IAS 7 Statement of Cash Flows

International Accounting Standard ("IAS") 7 amendments include additional disclosures to enable users of the consolidated financial statements to evaluate changes in liabilities arising from financing activities, including changes arising from cash flows and non-cash changes. These amendments became effective for annual periods beginning on or after January 1, 2017. The Company has adopted these amendments as of the effective date and has included the required disclosures in note 16 for the year ended October 31, 2018.

(b)	Amendments to IAS 12 Income Taxes

IAS 12 amendments include: (a) unrealized losses on debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the debt instrument's holder expects to recover the carrying amount of the debt instrument by sale or by use; (b) the carrying amount of an asset does not limit the estimation of probable future taxable profits; (c) estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences; and (d) an entity assesses a deferred tax asset for recoverability in combination with other deferred tax assets. Where tax law restricts the utilization of tax losses, an entity would assess a deferred tax asset for recoverability in combination with other deferred tax assets of the same type. These amendments became effective for annual periods beginning on or after January 1, 2017. The Company has adopted these amendments as of the effective date and has assessed no significant changes as a result of the adoption of these amendments on the current period.

6.        New and revised standards and interpretations issued but not yet effective

(a)	Amendments to IFRS 2 Share-Based Payments

IFRS 2 clarifies how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The effective date of these amendments is for annual periods beginning January 1, 2018. The Company will adopt the amendments as of its effective date. The Company has performed a preliminary assessment and does not expect there to be any significant impacts on the consolidated financial statements as a result of the adoption of these amendments.

(b)	IFRS 9 Financial Instruments

IFRS 9 addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. The effective date of this standard is for annual periods beginning January 1, 2018. The Company will adopt this new standard as of its effective date. The Company has performed a preliminary assessment and does not expect there to be any significant impacts on the consolidated financial statements as a result of the adoption of this new standard.

(c)	IFRS 16 Leases

IFRS 16 was issued in January 2016 and replaces the previous guidance on leases. This standard provides a single recognition and measurement model to be applied by lessees to leases, with required recognition of assets and liabilities for most leases. This standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if the Company is also applying IFRS 15, Revenue from Contracts with Customers. The Company will adopt this new standard as of its effective date. The Company is currently evaluating the impact of the adoption of this new standard on its consolidated financial statements.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2018, 2017 and 2016
(Expressed in United States dollars)

7.        Property and equipment

Cost	2018	2017	2016
Computers	$55,723	$53,701	$53,263
Furniture and equipment	25,989	25,989	25,989
Total cost	$81,712	$79,690	$79,252

Accumulated depreciation	2018	2017	2016
Computers	$46,495	$43,879	$42,275
Furniture and equipment	25,989	25,989	25,989
Total accumulated amortization	$72,484	$69,868	$68,264
Net book value	$9,228	$9,822	$10,988

8.        Development costs (recovery)

The Company incurs development costs, and recovers from its development partners, a portion of the costs it has incurred in accordance with meeting milestones as stipulated in development contracts. The remaining balances outstanding from its development partners is recorded as development costs receivable on the statement of financial position.

	2018	2017	2016
Statements of financial position
Opening balance of capitalized development costs	$-	$-	$3,070,299
Development costs incurred and capitalized	-	-	1,211,720
Development costs recovered and capitalized	-	-	(643,901)
Write-down of capitalized development costs	-	-	(3,638,118)
Closing balance of capitalized development costs	$-	$-	$-

Statements of operations and comprehensive loss
Development costs incurred and expensed	$608,914	$518,008	$-
Development costs recovered and netted from expense	(738,983)	(371,000)	(2,505)
Write-down of capitalized development costs	-	-	3,638,118
Development costs (recovery)	$(130,069)	$147,008	$3,635,613

The Company wrote-off the capitalized cost of $3,638,118 in the third quarter of the year ended October 31, 2016. The Company anticipates that it may realize commercial economic benefits from the exploitation of these development projects in the future. However, given the uncertainty of realization of these costs, the Company wrote-off the capitalized costs.

9.        Patents

	November 1,
	2016	Additions	October 31, 2017	Additions	October 31, 2018
Cost	$621,181	$161,647	$782,828	$121,603	$904,431
Accumulated amortization	217,581	133,785	351,366	156,960	508,326
Net book value	$403,600		$431,462		$396,105

Of the total amortization expense, $nil was capitalized to development costs in the year ended October 31, 2018 (2017 - $nil); (2016 - $71,988).

10.      Convertible debentures

The Company issues three types of convertible debentures: USD denominated convertible debentures with an equity component, Canadian dollar ("CDN") denominated convertible debentures with an embedded derivative due to variable consideration receivable upon conversion caused by foreign exchange, and USD denominated convertible debentures with an embedded derivative caused by variable conversion prices.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2018, 2017 and 2016
(Expressed in United States dollars)

10.      Convertible debentures (continued)

					Equity component of convertible
	Convertible debentures		Derivative liabilities		debentures
	2018	2017	2018	2017	2018	2017
(a)	$2,419,877	$2,353,088	$151,918	$281,879	$70,283	$62,050
(b)	56,694	135,929	498,198	207,855	-	-
	$2,476,571	$2,489,017	$650,116	$489,734	$70,283	$62,050

(a)        USD denominated debentures with equity components and CDN denominated debentures with embedded derivatives

All loan principal amounts are expressed in original currency and all remaining dollar amounts expressed in USD. Convertible debentures outstanding as at October 31, 2018 and 2017:

	USD (equity component)		CDN (embedded derivative)
	2018	2017	2018	2017
Loan Principal
Opening balance	$730,000	$836,000	$2,392,860	$3,242,514
Issuance during the year	231,000	2,398,395	1,035,800	2,398,395
Repayment or conversion	(30,000)	(2,504,395)	(1,194,366)	(3,248,049)
Outstanding at year-end	$931,000	$730,000	$2,234,294	$2,392,860

Terms of Loan
Annual interest rate	12% - 24%	12% - 24%	12% - 24%	12% - 24%
Effective annual interest rate	36% - 37%	36%	23% - 398%	27% - 117%
Conversion price to common shares	$0.04 - $0.21	$0.09 - $0.15	$0.05 - $0.15	$0.13 - $0.30
Remaining life (in months)	0 - 7	1 - 3	0 - 7	0 - 6

Consolidated Statements of Financial Position
Carrying value of loan principal	$894,838	$719,368	$1,428,616	$1,587,891
Interest payable	15,100	-	81,323	45,829
Convertible debentures	$909,938	$719,368	$1,509,939	$1,633,720

Derivative liability	$-	$-	$151,918	$281,879
Equity component	$70,283	$62,050	$-	$-

Consolidated Statements of Operations and Comprehensive Loss
Accretion expense	$110,469	$85,531	$1,652,007	$1,248,206
Interest expense	$168,052	$159,307	$284,908	$501,184
Gain on revaluation of derivative liability	$-	$-	$(1,322,507)	$(1,521,322)
Loss on conversion	$-	$47,630	$6,261	$938,621
Loss (gain) on extinguishment	$2,792	$-	$(401,983)	$-

Consolidated Statements of Changes in Equity
Amount of principal converted to common shares	$-	$106,000	$19,023	$1,900,899
Amount of interest converted to common shares	$-	$12,025	$60,634	$539,009

Number of common shares issued on conversion of
convertible debentures	-	813,057	770,962	19,557,838

Consolidated Statements of Cash Flows
Amount of principal repaid in cash	$30,000	$-	$632,080	$149,365
Amount of interest repaid in cash	$161,424	$159,307	$161,506	$455,355

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2018, 2017 and 2016
(Expressed in United States dollars)

10.      Convertible debentures (continued)

(b)      USD denominated debentures with embedded derivatives

During the year ended October 31, 2018, the Company has incurred $40,414 (2017 - $nil) financing costs which primarily consist of early payment penalties and admin fees relating to the convertible debentures.

Convertible debentures outstanding as at October 31, 2018:

	2018
	(i)	(ii)
Loan Principal
Opening balance	$-	$-
Issuance during the year	278,600	142,750
Conversion	(65,000)	(41,500)
Outstanding at year-end	$213,600	$101,250

Terms of Loan
Annual interest rate	12%	10%
Effective annual interest rate	4380% - 4932%	3873% - 5658%
Conversion price to common shares	(i)	(ii)
Remaining life (in months)	4 - 12	6-8

Consolidated Statements of Financial Position
Carrying value of loan principal	$772	$262
Interest payable	12,973	4,238
Convertible debentures	$13,745	$4,500

Derivative liability	$190,274	$89,328

Consolidated Statements of Operations and Comprehensive Loss
Accretion expense	$2,496	$264
Interest expense	$11,769	$4,670
Loss on revaluation of derivative liability	$8,690	$16,332
Loss on conversion	$3,652	$10,513

Consolidated Statements of Changes in Equity
Amount of principal converted to common shares	$65,000	$41,500
Amount of interest converted to common shares	$-	$6,400

Number of common shares issued on conversion of convertible debentures	2,456,707	982,921

(i)	Conversion price defined as 75% multiplied by average of lowest 3 closing stock prices for the 10 trading days prior to conversion date.

(ii)	Conversion price defined as 75% multiplied by lowest stock price for the 20 trading days prior to conversion date.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2018, 2017 and 2016
(Expressed in United States dollars)

10. Convertible debentures (continued)

(b)    USD denominated debentures with embedded derivatives (continued) Convertible debentures outstanding as at October 31, 2018 and 2017:

	(iii)		(iv)
	2018	2017	2018	2017
Loan Principal
Opening balance	$100,200	$100,200	$343,000	$418,000
Issuance during the year	175,800	-	308,000	-
Conversion	(276,000)	-	(343,000)	(75,000)
Outstanding at year-end	$-	$100,200	$308,000	$343,000

Terms of Loan
Annual interest rate	12%	12%	5%	5%
Effective annual interest rate	264% - 6002%	118%	160% - 5242%	95% - 98%
Conversion price to common shares	(iii)	(iii)	(iv)	(iv)
Remaining life (in months)	N/A	5	1 - 5	10 - 12

Consolidated Statements of Financial Position
Carrying value of loan principal	$-	$39,630	$26,755	$92,265
Interest payable	-	3,377	11,694	657
Convertible debentures	$-	$43,007	$38,449	$92,922

Derivative liability	$-	$10,871	$218,596	$196,984

Consolidated Statements of Operations and Comprehensive Loss
Accretion expense	$61,453	$11,095	$212,655	$13,269
Interest expense	$14,816	$3,377	$20,563	$2,377
Loss (gain) on revaluation of derivative liability	$19,375	$(38,396)	$183,392	$(55,104)
Loss on conversion	$43,426	$-	$-	$23,429

Consolidated Statements of Changes in Equity
Amount of principal converted to common shares	$276,000	$-	$343,000	$-
Amount of interest converted to common shares	$10,145	$-	$12,554	$-

Number of common shares issued on conversion of convertible debentures	6,076,094	-	5,934,267	-

Consolidated Statements of Cash Flows
Amount of principal repaid in cash	$-	$-	$-	$80,000
Amount of interest repaid in cash	$-	$-	$-	$1,720

(iii)	Conversion price defined as 80% multiplied by lowest 3 closing stock prices for the 10 trading days prior to conversion date.

(iv)	Conversion price defined as 75% multiplied by lowest stock price for the 15 trading days prior to conversion date.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2018, 2017 and 2016
(Expressed in United States dollars)

10.      Convertible debentures (continued)

(c)	Fair value of derivative liabilities outstanding

The fair value of the derivative liabilities is determined in accordance with the Black Scholes and binomial option-pricing models. The underlying assumptions are as follows:

	2018	2017
Share price	$0.03	$0.12
Exercise price	$0.02 - $0.11	$0.09 - $0.23
Volatility factor (based on historical volatility)	168% - 297%	51% - 348%
Risk free interest rate	1.74% - 2.22%	0.89% - 1.31%
Expected life of options (in months)	0 - 12	0 - 12
Expected dividend yield	0%	0%
Foreign exchange rate (as applicable)	1.3142	1.2893
Call value	$0.00 - $0.02	$0.00 - $0.13

Volatility was estimated using the historical volatility of the Company's stock prices for common shares.

11. Share capital

(a)	Authorized and outstanding

The Company has two classes of shares as follows:

(i)	Special redeemable voting preference shares - 2,000,000 authorized, nil issued and outstanding.

(ii)

Common shares without par value – an unlimited number authorized. The holders of the common shares are entitled to receive dividends which may be declared from time to time, and are entitled to one vote per share at shareholder meetings of the Company. All common shares are ranked equally with regards to the Company's residual assets.

(b)	Issuances of share capital

(i)

During the year ended October 31, 2016, common shares were issued to arms’ length service providers as settlement of trade accounts payable. The common shares issued were valued based on the trade accounts payable owing. During the years ended October 31, 2017 and October 31, 2018, common shares were issued to arms’ length service providers as settlement of trade accounts payable. The common shares issued were determined based on the market value of the common shares at the date of settlement for the carrying amount of the account payable.

(ii)

During the year ended October 31, 2016, common shares were issued as part of the settlement of a legal claim. The common shares were valued based on the common shares price of $0.20 on the date of the settlement agreement.

(iii)

In July 2016, the Company issued 1,000,000 common shares to settle up to an additional $200,000 of services to be rendered by an arm’s length service provider. These 1,000,000 shares were held in trust by the Company to be released in tranches as services were rendered. Between July and September 2016, $56,861 of services were provided under this arrangement and the Company released 250,000 common shares as settlement of the services rendered (included in (i) above). In October 2016, this settlement arrangement was cancelled by mutual consent. The 750,000 common shares remained outstanding as issued but not released as at October 31, 2016. In 2017, the 750,000 shares were cancelled.

(c)	Private placements

(i)

In 2018, the Company completed thirty-three private placements with investors consisting of common shares with no warrants, pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received net proceeds of $866,200 and issued a total of 14,739,272 common shares.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2018, 2017 and 2016
(Expressed in United States dollars)

11.      Share capital (continued)

(c)	Private placements (continued)

(ii)

In 2017, the Company completed twenty-four private placements with investors consisting of common shares, with no warrants, pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received net proceeds of $719,403 and issued a total of 3,873,223 common shares.

(iii)

In 2016, the Company completed two private placements with an investor consisting of common shares with no warrants, pursuant to prospectus and registration exemptions set forth in applicale securities law. The Company received net proceeds of $110,000 and issued a total of 366,668 common shares.

12.      Stock options

(a)        Stock option plan

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

(b)        Summary of changes

	Number of	Weighted average
	options	exercise price
Outstanding at November 1, 2016	4,395,000	$0.45
Granted	2,890,000	0.25
Expired	(690,000)	(0.35)
Outstanding at October 31, 2017	6,595,000	$0.37
Granted	2,200,000	0.10
Expired	(2,545,000)	0.34
Outstanding at October 31, 2018	6,250,000	$0.29

The weighted average exercise price on the dates of issuance was $0.29 (2017 - $0.37) .

All options vest immediately upon issuance. Of the options issued during the year ended October 31, 2018, 700,000 stock options were issued to directors and officers (2017 - 2,500,000) (2016 - nil) and 1,500,000 stock options were issued to employees (2017 - 390,000); (2016 - nil).

(c)        Stock options outstanding at October 31, 2018

			Weighted average
				Remaining
		Number of		contractual life
Date of issue	Expiry Date	options	Exercise price	(years)
February 10, 2014	February 10, 2019	350,000	$0.85	0.3
April 25, 2014	April 25, 2019	170,000	0.64	0.5
June 4, 2015	June 4, 2020	300,000	0.49	1.6
August 20, 2015	August 20, 2020	940,000	0.46	1.8
September 30, 2015	September 30, 2020	250,000	0.40	1.9
December 30, 2016	December 30, 2021	2,040,000	0.25	3.2
June 29, 2018	June 29, 2023	2,200,000	0.10	4.7
Outstanding and exercisable at October 31, 2018		6,250,000	$0.29	3.1

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2018, 2017 and 2016
(Expressed in United States dollars)

12.      Stock options (continued)

(d)        Fair value of options issued during the year

The fair value of the stock options is determined in accordance with the Black Scholes option-pricing model. The underlying assumptions are as follows:

	2018	2017
Share price at grant date (per share)	$0.09	$0.21
Exercise price	$0.10	$0.25
Volatility factor (based on historical volatility)	95%	100%
Risk free interest rate	2.07%	0.72%
Expected life of options (in years)	5	5
Expected dividend yield	0%	0%
Forfeiture rate	0%	0%
Weighted average Black Scholes value at grant date	$0.06	$0.15

Volatility was estimated using the historical volatility of the Company's stock prices for common shares.

13.      Loss per share

Basic and diluted loss per share are calculated using the following numerators and denominators:

Numerator	2018	2017	2016
Loss attributable to common shareholders	$(2,362,239)	$(4,346,200)	$(6,805,535)
Loss used in computation of basic and diluted loss per	$(2,362,239)	$(4,346,200)	$(6,805,535)

Denominator	2018	2017	2016
Weighted average number of common shares for computation of basic and diluted loss per share	237,242,674	207,131,781	199,572,966

As at October 31, 2018 and 2017, all stock options and conversion options were anti-dilutive and, therefore, are excluded from the calculation of diluted loss per share.

14.      Income taxes

(a)

The Company has non-capital losses of approximately $29 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. At October 31, 2018, the tax losses expire as follows:

	Canada	Other foreign	Total
2026	$1,826,168	$-	$1,826,168
2027	1,535,663	-	1,535,663
2028	-	-	-
2029	1,573,852	452,762	2,026,614
2030	2,123,536	1,880,897	4,004,433
2031	1,279,365	18,526	1,297,891
2032	1,417,868	325,793	1,743,661
2033	1,718,596	157,463	1,876,059
2034	2,486,226	679,089	3,165,315
2035	2,809,651	570,901	3,380,552
2036	3,297,284	441,019	3,738,303
2037	2,639,572	232,719	2,872,291
2038	1,625,600	-	1,625,600
	$24,333,381	$4,759,169	$29,092,550

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2018, 2017 and 2016
(Expressed in United States dollars)

14.      Income taxes (continued)

(b)

In addition, the Company has available capital loss carry forwards of approximately $1.3 million to reduce future taxable capital gains, the benefit of which has not been recognized in these consolidated financial statements. These losses carry forward indefinitely.

(c)

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	2018	2017	2016
Non-capital losses and other	$7,698,859	$7,277,434	$7,139,329
Capital losses	175,090	350,180	165,164
Property, equipment, patents and deferred costs	1,567,228	1,598,394	1,769,064
Share issuance costs	-	-	1,881
	$9,441,177	$9,226,008	$9,075,438
Deferred tax asset not recognized	(9,441,177)	(9,226,008)	(9,075,438)
	$-	$-	$-

At October 31, 2018, the Company has assessed that it is not probable that sufficient taxable profit will be availableto use deferred income tax assets based on operating losses in prior years; therefore, there are no balances carried in the consolidated statements of financial position for such assets.

(d)	The reconciliation of income tax attributed to continuing operations computed at the statutory tax rates to income tax expense is as follows:

	2018	2017	2016
Loss before income taxes	$(2,362,239)	$(4,346,200)	$(6,805,535)
Statutory tax rate	26.50%	26.50%	26.50%
Expected income tax recovery	$(625,993)	$(1,151,743)	$(1,803,467)
Non-deductible expenses and other items	182,056	413,499	130,211
Effect of exchange rate on deferred tax assets carried forward	225,846	424,023	142,518
Effect of higher tax rates in foreign jurisdiction	-	163,651	(446,821)
Change in deferred income tax rates and other	-	-	1,641,838
Change in deferred tax assets not recognized	218,091	150,570	335,721
	$-	$-	$-

15.      Operating expenses

(a)	Administration

The components of general and administration expenses are as follows:

	2018	2017	2016
General and administrative	$63,936	$98,187	$189,912
Rent and occupancy	70,674	72,725	72,317
Office insurance	117,615	54,023	60,195
Investor relations, listing and filing fees	53,113	80,486	72,916
	$305,338	$305,421	$395,340

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2018, 2017 and 2016
(Expressed in United States dollars)

15.      Operating expenses (continued)

(b)	Professional, other fees and salaries

The components of professional, other fees and salaries expenses are as follows:

	2018	2017	2016
Professional fees	$165,685	$ 224,139	$ 328,851
Consulting fees	316,815	813,735	1,028,600
Salaries and benefits	264,780	395,239	381,950
	$747,280	$ 1,433,113	$ 1,739,401

16.      Supplemental cash flow information

The following provides a reconciliation of the cash flows from convertible debentures and derivative liabilities :

Balance at November 1, 2017	$2,978,751
Cash flows from financing activities:
Convertible debenture advances	1,457,983
Convertible debenture repayments	(662,080)
Non-cash changes:
Convertible debenture interest accrued	125,328
Convertible debentures converted into common shares	(1,093,842)
Accretion expense	2,039,344
Gain on extinguishment of debt	(399,191)
Gain on revaluation of derivative liabilities	(1,094,718)
Convertible debenture renewal	(137,854)
Foreign exchange gain	(87,034)
Balance at October 31, 2018	$3,126,687

17.      Key management compensation and related party transactions

The Company reports the following related party transactions:

(a)        Former Chairman (until April 26, 2016)

The former Chairman’s term expired on April 26, 2016; his compensation for services rendered was extended until October 31, 2016 and was then terminated. He received cash compensation on a month to month basis totaling $113,266 ($CDN 150,000), which was fullypaid in 2016. Additionally, the Chairman exercised 700,000 stock options and the Company realized proceeds of $140,000 in 2016.

(b)        Key management compensation

Key management personnel are persons responsible for planning, directing and controlling activities of the Company, including officers and directors. Compensation paid or payable to these individuals (or companies controlled by such individuals) are summarized as:

	2018	2017	2016
Professional, other fees, and salaries	$235,297	$667,724	$840,641
Stock-based compensation	44,740	382,531	-
	$280,037	$1,050,255	$840,641

In 2018, these parties were awarded a total of 700,000 options at an exercise price of $0.10 (2017 - 1,950,000 options at an exercise price of $0.25; 2016 nil options).

In 2016, officers, directors and a senior employee exercised 3,056,366 options resulting in realized proceeds of $611,273.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2018, 2017 and 2016
(Expressed in United States dollars)

17.      Key management compensation and related party transactions (continued)

(c)        Advances

In 2016, an officer was provided a short termnon-interest bearingadvances totaling$42,144 between November 2015 andJanuary2016.These advances were settled in January 2016 through the allocation of compensation due to the officer.

(d)        Trade payables and other liabilities

At October 31, 2018 theCompanyreports in tradepayables andother liabilities,a balanceowingtotheformerPresident ofMAST of$193,174 which amount represents alleged outstanding wages payable, see Note 19(b).

As at October 31, 2018 and 2017 the Company includes $167,000 in trade payables and other liabilities owing to a company whose major shareholder is a director of the Companyand who has also served as its Chief TechnologyOfficer. This individual was elected as a director on February 19, 2014. The balance reported relates to services provided in 2015; there have been no invoices submitted by this related party after October 31, 2015.

(e)        Convertible debentures

An officer of the Company provided a convertible debenture of $100,000 CDN ($76,092 USD) in September 2016, which was converted to common shares in July2017. In January 2018, the officer provided an additional convertible debenture of $150,000 CDN ($114,138 USD). At October 31, 2018, $100,862 CDN ($76,748 USD) in loan principal remains outstanding at October 31, 2018.

18.      Commitments

TheCompanyhasextendeditsleaseforpremisesthroughJuly2022. Theleasetermisfor5yearsandstipulatesbasemonthlyrentalexpensesof $4,005 CDN. Lease commitments are as follows:

CDN
Less than one year	$48,060
Two to five years	132,165
$180,225

19.      Contingencies

(a)

The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company’s by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

(b)

On October 7, 2018, the former President of MAST, Inc. (the Company’s wholly-owned subsidiary), Mr. Steven Van Fleet, filed a lawsuit against Micromem and MAST in New York State Supreme Court, Dutchess County. In the action, Mr. Van Fleet is seeking payment of $214,574 plus interest relating to alleged remuneration and expense reimbursements due to him prior to his resignation as an officer and director of Micromem and MAST on August 17, 2018. The Company answered the complaint December 7, 2018 by denying the material allegations in Mr. Van Fleet’s claims. In addition, the Company interposed 7 counterclaims against Mr. Van Fleet seeking, among other things: (i) damages of not less than $2.75 million, (ii) specific performance to compel Mr. Van Fleet to comply with his contractual obligations which were required for the period of time that he served as an officer and director through to his resignation date; (iii) repayment of certain salary and expenses paid to Mr. Van Fleet; (iv) a direction for Mr. Van Fleet to turn over all Company property in his possession or control; (v) an accounting to determine all money and property belonging to the Company and/or MAST. On January 24, 2019, the Company amended its original answer and counterclaims to include, among other things, a demand for additional damages based on new information that has come to light. On February 8, 2019 Mr. Van Fleet, through his counsel, replied to and denied the material allegations in Micromem’s counterclaims. The Company reports an accrual of $205,788 at October 31, 2018 with respect to alleged remuneration and expense reimbursements claimed by Mr. Van Fleet but, nonetheless, has denied the allegations in Mr. Van Fleet’s claims . This matter remains as a contingency at February 28, 2019.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2018, 2017 and 2016
(Expressed in United States dollars)

20.       Financial risk management

(a)	Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in foreign exchange rates. The Company is exposed to currency risk to the extent that it incurs expenses and issues convertible debentures denominated in Canadian dollars. The Company manages currency risk by monitoring the Canadian position of these monetary financial instruments on a periodic basis throughout the course of the year.

The consolidated financial statements include balances that are denominated in Canadian dollars as follows:

Amount
Cash	$99,139
Convertible debentures	$1,877,487
Trade payables and other liabilities	$318,172
Derivative liabilities	$199,650

A 10% strengthening of the US dollar against the Canadian dollar would serve to decrease the loss by $158,836 at October 31, 2018 (2017 – decrease loss by $421,748; 2016 – decrease the loss by $327,170). A 10% weakening of the US dollar against the Canadian dollar would have had the opposite effect of the same magnitude.

(b)	Interest rate risk

Interest rate risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in market interest rates. The Company is exposed to interest rate risk on its interest-bearing convertible debentures. This exposure is limited due to the short-term nature of the convertible debentures.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company's policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company's management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise. The Company's funding is provided in the form of capital raised through the issuance of shares on conversion of convertible debentures.

All financial liabilities are due within 1 year as at October 31, 2018.

(i)	Trade payables

The following represents an analysis of the maturity of the trade payables:

	2018	2017
Less than 30 days past billing date	$87,356	$191,937
31 to 90 days past billing date	12,837	367,988
Over 90 days past billing date	740,131	656,753
	$840,324	$1,216,678

(ii)	Convertible debentures and derivative liabilities

The following represents an analysis of the maturity of the convertible debentures and derivative liabilities:

	2018		2017
	Convertible	Derivative	Convertible	Derivative
	debentures	liability	debentures	liability
Less than three months	$862,686	$90,142	$1,027,214	$2,737
Three to six months	1,346,315	382,309	1,374,575	277,096
Six to twelve months	267,570	177,665	87,228	209,900
	$2,476,571	$650,116	$2,489,017	$489,733

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2018, 2017 and 2016
(Expressed in United States dollars)

20.      Financial risk management (continued)

(d)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s development costs receivable. The maximum exposure to credit risk is the carrying value of these financial assets. The Company reduces its credit risk by assessing the credit quality of counterparties, taking into account their financial position, past experience and other factors.

The following represents an analysis of the maturity of the age of the development costs receivable:

	2018	2017
Less than 30 days past billing date	$81,841	$340,857
31 to 90 days past billing date	-	75,000
	$81,841	$415,857

21.      Capital risk management

The Company’s objectives when managing capital are to (i) maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, (ii) ensure it has sufficient cash resources to further develop and market its technologies and (iii) maintain its ongoing operations. The Company defines its capital as its net assets, total assets less total liabilities. In order to secure the additional capital necessary to pursue these objectives, the Company may attempt to raise additional funds through the issuance of equity and warrantsorbysecuringstrategicpartners. TheCompanyisnotsubjecttoexternallyimposed capitalrequirements andtherehasbeen nochange with respect to the overall capital risk management strategy during the year ended October 31, 2018.

22.      Subsequent events

Subsequent to October 31, 2018:

(a)	The Company secured, in aggregate, $383,600 in convertible debentures with one year terms. These loans have conversion features which become effective six months after initiation date.

(b)	The Company repaid $106,500 CDN and $75,600 USD in convertible debentures and $219,747 in convertible debentures were converted into 12,382,097 common shares.

(c)	The Company extended convertible debentures that were within 3 months of maturity from October 31, 2018. Extensions terms ranged from 2 to 6 months.

(d)	The Company completed two private placements with arms’ length investors realizing total proceeds of $71,000 and issued a total of 1,665,789 shares.

(e)	350,000 stock options which were issued on February 10, 2014 expired.

ITEM 19.           Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No. 1.1	Articles of Incorporation of Micromem Technologies Inc. and amendments thereto in effect as of January 11, 2000, (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on January 11, 2000).

Exhibit No. 1.2	Articles of Incorporation of Amendment of Micromem Technologies Inc. dated as of October 17, 2001 amending the Articles of Incorporation of Micromem Technologies Inc. to increase the number of directors to a minimum of three and a maximum of ten (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 26, 2003).

Exhibit No. 1.3	Articles of Incorporation of Amendment of Micromem Technologies Inc. dated as of June 24, 2002 amending the Articles of Incorporation of Micromem Technologies Inc. to increase the number of directors to a minimum of 3 and a maximum of 12 (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 26, 2003).

Exhibit No. 1.5	By-Laws of Micromem Technologies Inc. in effect as of January 11, 2002, (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on January 11, 2000).

Exhibit No. 1.6	Amendment to the By-Laws of Micromem Technologies Inc. approved by shareholders on June 29, 2000, deleting the requirement from the By-Laws that the President shall be appointed from amongst the directors (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 26, 2003).

Exhibit No. 4.1	Employment Agreement by and between Micromem Technologies, Inc. and Salvatore Fuda dated May 29, 2005. (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on February 28, 2006).

Exhibit No. 4.2	Employment Agreement by and between Micromem Technologies and Joseph Fuda dated May 28, 2008 (Incorporated by reference to the Company’s Form 20-F filed with the Commission on February 24, 2009).

Exhibit No. 4.3	Employment Agreement by and between Micromem Technologies and Dan Amadori dated May 28, 2008 (Incorporated by reference to the Company’s Form 20-F filed with the Commission on February 24, 2009).

Exhibit No. 4.4	Employment Agreement by and between Micromem Technologies and Steven Van Fleet dated May 28, 2008 (Incorporated by reference to the Company’s Form 20-F filed with the Commission on February 24, 2009).

Exhibit No. 8.1	List of Subsidiaries (Incorporated by reference to the Company’s Annual Report on Form 20-F filed with the Commission on March 1, 2010)

Exhibit No. 12.1	Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 12.2	Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 13.1	Officer's Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 13.2	Officer's Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 15.1	Consent of RSM Canada LLP (formerly Collins Barrow LLP) (filed herewith)

Exhibit No. 15.2	Consent of MNP LLP (filed herewith)

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

MICROMEM TECHNOLOGIES INC.

By: /s/ Joseph Fuda
Name:Joseph Fuda
Title: Chief Executive Officer

By: /s/ Dan Amadori
Name:Dan Amadori
Title: Chief Financial Officer

Dated: March 7, 2019