Form 20-F/A
period 2018-10-31
MICROMEM TECHNOLOGIES INC
filed 2019-03-27
CIK 1085921

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No.1)

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
Yes [X]        No [   ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [ X ]          No [   ]

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
Yes [   ]        No [X]

Explanatory Note

Micromem Technologies Inc. is filing this Amendment No. 1 to its Annual Report on Form 20-F for the year ended October 31, 2018 (the “Form 20-F”), which was filed with the Securities and Exchange Commission on March 7, 2019, to submit the Interactive Data File (as defined in Regulation S-T) for that fiscal year as Exhibit 101 to the Form 20-F in accordance with Rule 405 of Regulation S-T. Exhibit 101 was omitted from the Form 20-F in accordance with the 30-day grace period provided under Rule 405(f)(2)(ii) of Regulation S-T.

Except as set forth above, this Form 20-F/A does not modify or update any of the disclosure in the Form 20-F. This Form 20-F/A speaks as of the time of filing of the Form 20-F, does not reflect events that may have occurred subsequent to such filing and does not modify or update in any way disclosure made in the Form 20-F.

Item 19        Exhibits

The following exhibits are furnished as part of this Amendment No. 1 to the Form 20-F:

Exhibit
Number	Description

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Form 20-F on its behalf.

MICROMEM TECHNOLOGIES INC.

By: /s/ Joseph Fuda
Name:Joseph Fuda
Title: Chief Executive Officer

By: /s/ Dan Amadori
Name:Dan Amadori
Title: Chief Financial Officer

Dated: March 27, 2019