Form 20-F
period 2019-10-31
MICROMEM TECHNOLOGIES INC
filed 2020-02-28
CIK 1085921

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES

EXCHANGE ACT OF 1934

or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended October 31, 2019

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

346,952,721 Common Shares

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

Yes [X] No [  ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [X] No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerator filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large Accelerated Filer [ ]	Accelerated Filer [ ]	Non-Accelerated Filer [X]
Emerging growth company [ ]

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A. Selected Financial Data

Fiscal Years 2019, 2018, 2017, 2016 and 2015

The following table sets forth our selected consolidated financial data in United States dollars as of and for each of the fiscal years ended October 31, 2019, October 31, 2018, October 31, 2017, October 31, 2016 and October 31, 2015. The selected consolidated financial data has been derived from our audited consolidated financial statements. All information contained in the following table should be read in conjunction with our audited consolidated audited financial statements and the notes thereto in “Item 18-Financial Statements” and "Item 5 - Operating and Financial Review and Prospects” included elsewhere in this Annual Report on Form 20-F.

Our consolidated financial statements for the years ended October 31, 2019, 2018, 2017, 2016 and 2015 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

International Financial Reporting Standards

Selected balance sheet information (all amounts in U.S. dollars)

	2019	2018	2017	2016	2015

Working Capital (deficiency)	(4,301,324)	(3,828,503)	(3,865,390)	(4,316,730)	(2,049,302)
Capital Assets	2,677	9,228	9,822	10,988	15,592
Total Assets	83,484	710,737	916,643	736,043	3,667,866
Capital Stock	84,153,696	82,282,903	80,198,194	75,855,139	74,083,975
Shareholders' equity (deficiency)	(4,278,647)	(3,423,170)	(3,424,106)	(3,902,142)	(1,403,888)

Selected statement of operations and deficit information (all amounts in U.S. dollars)

	2019	2018	2017	2016	2015
Interest and other income	$-	$-	$-	$-	$-
Research and development expenses (recovery)	(41,546)	130,069	147,008	3,635,613	2,649,019
General and administrative and other expenses	1,599,137	1,742,463	3,004,027	2,950,978	2,703,650
(Gain) on revaluation of derivative liabilities (1)	(343,436)	(1,094,718)	(1,614,822)	(295,616)	-
Loss on conversion of debt (2)	101,919	63,852	1,009,680	-	-
(Gain) on extinguishment of debt (5)	(646)	(399,191)	-	-	-
Accretion Expense (3)	1,517,436	2,039,344	1,358,101	514,560	-
Stock compensation expense (4)	-	140,612	442,206	-	1,163,941
Loss before income taxes	(2,832,864)	(2,362,239)	(4,346,200)	(6,805,535)	(6,516,610)
Net Loss	(2,832,864)	(2,362,239)	(4,346,200)	(6,805,535)	(6,516,610)

1) (Gain) on revaluation of derivative liabilities for 2019, 2018, 2017 and 2016 above relates to the measurement of the derivative liabilities relating to the outstanding convertible bridge loans. The gain as reported is a non-cash charge which is calculated in accordance with IFRS.

2) Loss on conversion of debt relates to the inducement of additional common shares issued to the bridge loan lenders who converted their bridge loans to common shares.

3) Accretion expense is a non-cash expense calculated in accordance with IFRS and relates to increasing the face value of the debt to the contracted amount over the term of the loan.

4) Stock compensation expense is a non-cash expense calculated in accordance with the Black Scholes option pricing model or the binomial pricing model.

5) Gain on extinguishment of debt relates to the replacement of an existing debt instrument at maturity date with a new debt instrument reflecting revised renewal terms at maturity date.

Currency and Exchange Rates

Our financial statements are all expressed in United States dollars. All other financial data appearing in this Form 20- F are expressed in United States dollars with the exception of certain limited cases when reference is made to instruments denominated in Canadian dollars (“CDN $”).

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

	2019	2018	2017	2016	2015
High for period	0.7699	0.7513	0.8245	0.7972	0.8501
Low for period	0.7353	0.8138	0.7276	0.6854	0.7141
End of period	0.7699	0.7609	0.7971	0.7461	0.7233
Average for period	0.7529	0.7767	0.7708	0.7538	0.7793

The following table sets forth, for each period indicated, the high and low exchange rates for United States dollars expressed in Canadian dollars on the last day of each month during such period, based on the Noon Buying Rate.

	February	March	April	May	June	July
	2019	2019	2019	2019	2019	2019
High	1.3298	1.3438	1.3493	1.3527	1.3470	1.3182
Low	1.3095	1.3260	1.3316	1.3410	1.3087	1.3038

	August	September	October	November	December	January
	2019	2019	2019	2019	2019	2020
High	1.3325	1.3343	1.333	1.3307	1.3302	1.3233
Low	1.3217	1.3153	1.3056	1.3148	1.2988	1.2970

On February 24, 2020 the noon buying rate for one Canadian dollar, as quoted by the Bank of Canada, was CDN $1.3279 = U.S. $1.00.

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

Our consolidated financial statements, which have been prepared on a going concern basis, do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should we be unable to continue in business. If the going concern assumption was not appropriate for our financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

At October 31, 2019 we had $46,056 cash on hand. Our working capital position is ($4,301,324) at October 31, 2019. Subsequent to October 31, 2019, through to the date of the filing of this Annual Report on Form 20-F, we have raised an additional $411,891 through the issuance of convertible debentures and $402,161 through eleven private placements.

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

We continued to develop applications of our sensor technology in 2019 working with our technical advisors and our strategic development partners. We are pursuing joint development agreements with potential strategic partners with the expectation that we will jointly develop sensor applications for use by these potential strategic partners. We believe that these current initiatives will result in revenues and cash flow to the Company in the future but there can be no assurance when and if such revenues will be achieved.

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

Our future success and competitive position depend in part on our ability to retain rights to our technology, including any improvements that may be made on that technology from time to time by us or on our behalf. Certain of our technology is patented or is subject to pending patent applications in the United States and abroad and we know of no challenge that has been made either against our technology or our rights to it. We have no reason to believe that any such challenge might be made or that the grounds for any such challenge exist. If any intellectual property litigation were to be commenced against us, no matter how groundless, the result could be a significant expense to us, adversely affecting further development, licensing and sales, diverting the efforts of our technical and management personnel and, in the event of an adverse outcome, damages and possible restrictions on the further development, licensing and use of our technology. There can be no assurance that any of our outstanding pending patent applications will be issued as patents or that any issued patent will not be determined to be invalid at a later date.

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

The range of products we intend to commercialize is currently limited to applications of our sensor technology. If we are not successful in commercializing our technology platforms, or if there is not adequate demand for such technology or the market for such technology develops less rapidly than we anticipate, we may not have the capability to shift our resources to the development of alternative products on a timely basis. This could limit future revenues and profitability.

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

We depend on key personnel.

Our senior managers and employees are Joseph Fuda, who serves as our Chief Executive Officer, and Dan Amadori, who serves as our Chief Financial Officer. We have engaged the services of several engineering/technical consulting firms to assist in converting our development efforts to commercialization. Our success depends on our ability to retain certain of our senior management and key technical personnel, our ability to attract and retain additional highly skilled personnel in the future and to maintain our working relationships with our engineering and technical consulting firms to whom we have historically subcontracted our development work.

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

On October 7, 2018, the former President of MAST, Mr. Steven Van Fleet, filed a lawsuit against Micromem and MAST in New York State Supreme Court, Dutchess County. In the action, Mr. Van Fleet is seeking payment of $214,574 plus interest relating to alleged remuneration and expense reimbursements due to him prior to his resignation as an officer and director of Micromem and MAST on August 17, 2018. The Company answered the complaint December 7, 2018 by denying the material allegations in Mr. Van Fleet’s claims. In addition, the Company interposed 7 counterclaims against Mr. Van Fleet seeking, among other things: (i) damages of not less than $2.75 million, (ii) specific performance to compel Mr. Van Fleet to comply with his contractual obligations which were required for the period of time that he served as an officer and director through to his resignation date; (iii) repayment of certain salary and expenses paid to Mr. Van Fleet; (iv) a direction for Mr. Van Fleet to turn over all Company property in his possession or control; and (v) an accounting to determine all money and property belonging to the Company and/or MAST. On January 24, 2019, the Company amended its original answer and counterclaims to include, among other things, a demand for additional damages. On February 8, 2019 Mr. Van Fleet, through his counsel, replied to and denied the material allegations in Micromem’s counterclaims. The Company reports an accrual of $205,788 at October 31, 2019 with respect to alleged remuneration and expense reimbursements claimed by Mr. Van Fleet but, nonetheless, has denied the allegations in Mr. Van Fleet’s claims. This matter remains as a contingency at February 24, 2020. See Note 18(b) to our Financial Statements in Item 18 of this Annual Report.

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

We may be materially affected by global economic, political and other conditions beyond our control.

Our ability to generate revenue may be adversely affected by uncertainty in the global economy and could also be affected by unstable global political conditions. Health epidemics, terrorist attacks or acts of war could significantly disrupt our operations and the operations of our future customers, suppliers, distributors, or resellers. We cannot predict the potential impact on our financial condition or our results of operations should such events occur.

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

There can be no assurance that we will be able to continue to develop new intellectual property or that we will continue to have it developed for us. We rely on a combination of U.S. patent, copyright, trademark, and trade secret laws to protect our intellectual property rights. We previously filed patent and trademark registration applications with certain foreign governments; in 2019 we abandoned certain of these foreign applications. We may not have appropriate coverage in all jurisdictions where we may sell or license our product in future.

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

With regard to certain matters, we must obtain approval of our shareholders by way of at least 66 2/3% of the votes cast at a meeting of shareholders duly called for such purpose being cast in favor of the proposed matter. Such matters include without limitation: (a) the sale, lease or exchange of all or substantially all of our assets out of the ordinary course of our business; and (b) any amendments to our Articles including, but not limited to, amendments affecting our capital structure such as the creation of new classes of shares, changing any rights, privileges, restrictions or conditions in respect of our shares, or changing the number of issued or authorized shares, as well as amendments changing the minimum or maximum number of directors set forth in the Articles. Under U.S. state law, the sale, lease, exchange or other disposition of all or substantially all of the assets of a corporation generally requires approval by a majority of the outstanding shares, although in some cases approval by a higher percentage of the outstanding shares may be required. In addition, under U.S. state law, the vote of a majority of the shares is generally sufficient to amend a company's certificate of incorporation, including amendments affecting capital structure or the number of directors. Under certain circumstances the board of directors may also have the ability to change the number of directors under U.S. state law.

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

Under rules of the Ontario Securities Commission, a meeting of shareholders must be called for consideration and approval of certain transactions between a corporation and any “related party” (as defined in such rules). A “related party” is defined to include, among other parties, directors and senior officers of a corporation, holders of more than 10% of the voting securities of a corporation, persons owning a block of securities that is otherwise sufficient to affect materially the control of the corporation, and other persons that manage or direct, to a substantial degree, the affairs or operations of the corporation. At such shareholders' meeting, votes cast by any related party who holds common shares and who has an interest in the transaction may not be counted for the purposes of determining whether the minimum number of required votes have been cast in favor of the transaction. Under U.S. state law, a transaction between a corporation and one or more of its officers or directors can generally be approved either by the shareholders or a by majority of the directors who do not have an interest in the transaction. Corporations that are listed on a U.S. securities exchange or are quoted on Nasdaq may also be required to have transactions with officers and directors and other related party transactions reviewed by an audit committee comprised of independent directors.

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

ITEM 4.  INFORMATION ON THE COMPANY

A. History and Development of Our Company

Micromem is a corporation formed under the laws of the Province of Ontario, Canada, with principal executive offices at 121 Richmond Street West, Suite 304, Toronto, Ontario M5H 2K1 (416.364.6513). Micromem was incorporated on October 21, 1985 as Mine Lake Minerals Inc. We subsequently changed our name to Avanti Capital Corp. on June 23, 1988, to Avanti Corp International Inc. on April 30, 1992 and to Micromem Technologies Inc. on January 11, 1999 in connection with our acquisition of Pageant Technologies Incorporated, also referred to herein as Pageant International. Our website address is www.micromeminc.com. The information on our website is not part of this Annual Report on Form 20-F. We have included our website address in this document as an inactive textual reference only.

The Evolution of Micromem from Memory to Sensor Based Client Solutions

Micromem Applied Sensors Technologies, Inc., our wholly-owned subsidiary (“MAST”) was incorporated in 2008 in the State of Delaware. MAST was formed in connection with a contract with BAE Systems in Nashua, New Hampshire. BAE Systems is a Department of Defense trusted facility, which can only do business with U.S. entities (ITAR regulations). BAE Systems’ interest was in the potential to utilize our MRAM technology in a radiation- hardened environment for military applications. At the time of contract, Micromem had not taken the MRAM from the university research environment into a foundry, so the initial contract with BAE Systems was to use the patented MRAM design and manufacture and deliver a memory cell from a GaAs foundry. During this work it was determined that the Hall sensor, which was integral to the MRAM design, had several performance characteristics that by itself, as a product, would potentially create value for MAST.

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

An outside marketing firm was hired to promote the Company. It was quickly learned that the uniqueness of our products made a traditional marketing firm relationship ineffective and that relationship was terminated. Promotion of the Company reverted back to the development of a MAST website and word of mouth marketing at regional technical conferences. Through these endeavors, a decision was taken to internally develop, at our own cost, proof of concepts for products that we had gleaned, through our marketing efforts, to have potential market value. These included a magnetic gold sensor for drilling plug analysis, an oil condition sensor for automotive use and an oil/gas aerial exploration platform. Provisional patents were created on this work.

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

It became clear at this point in the development of the Company that MAST had to find an effective means to disseminate its message to a larger market audience. It was now evident that a significant market space existed for companies that could leverage MEMS/Nano fabrication methodologies to create unique combinations of sensors to provide new solutions to business problems. In 2011 MAST became aware of the NineSigma Open Innovation model. Nine Sigma’s core services connect innovation-seeking companies to the best solutions, capabilities and partners around the world. MAST's relationship with NineSigma provided us access to the Global Fortune 1000 companies and resulted in a future sales proposal pipeline.

In 2011 a decision was taken to stop research and development effort in the MRAM market space. This decision was taken, in part, due to the high capital demand for staying current in the rapidly changing technology and, equally important, the MRAM market had not grown at the anticipated growth rates. Micromem had amassed multiple memory patents and in 2013 began efforts to value the patent portfolio and arrange for a sale of these assets. Integral to the MRAM design is our patented Hall sensor.

Until 2014, Micromem funded virtually all of its research and development initiatives. Our main priority was to provide customers with sensor based platform solutions that address their difficult business problems. Our sensor platform solutions address three primary areas of creating value for our clients:

• Using a MEMS and/or Nano scale pallet, we were able to combine disparate sensor modalities into a common, integrated solution that brings the exact tools in play in solving the target issue. Competitive solutions tend to force fit less than optimum sensor combinations in an effort to sell their standard offerings.

• Although our solutions were custom designed for each client, our processes leading to the solution were automated and the end result was a cost effective solution with a differentially higher return on investment for our clients.

• Our Open Innovation approach to solving client problems allowed us to bring together already proven sensor technologies in different market spaces and allowed us to apply them in new applications in new markets.

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

In 2018 the Castrol project was discontinued. We continued to advance our Chevron and Repsol S.A. projects.

In October 2018, Steve Van Fleet filed a lawsuit again the Company and MAST seeking payment of alleged remuneration and expense reimbursements due to him totaling $214,574. The Company has denied the allegations and, in turn, interposed counterclaims again Mr. Van Fleet seeking, among other things, damages of not less than $2.75 million. This legal matter remains outstanding as of the date of this Annual Report. See Item 5 – Contingencies in this Annual Report.

B. Business Overview

Update of Product Development Activity at October 31, 2019

The current status of our active development projects is as reported below:

Chevron: In 2019 we continued to engage with Chevron personnel and with our engineering subcontractor, Entanglement Technologies Inc. (“Entanglement”). We met with the Chevron team members in their Houston offices on seven occasions to continue our dialogue and measure our go forward path. We also met directly with Entanglement on three occasions for these purposes.

The field testing of the onsite pilot program was coordinated between Chevron, Entanglement and the Company and commenced in March 2019 at a California based oil well site operated by Chevron. The initial on site testing was conducted over a period of approximately six weeks. Thereafter sample testing from the onsite well continued in both the Entanglement and Chevron laboratories.

Chevron has advised that the results of the testing that has been completed to date has met with their expectations and requirements and that the performance of the technology in the onsite pilot and subsequent lab sample testing has been validated.

We are advised by Chevron that they will adopt the technology as required in future and that they have earmarked funding for commercial units in their 2020 fiscal year budget.

In 2019, under the terms of the preexisting development agreement with Chevron, they paid $77,597 relating to the work that the Company invoiced for the ongoing pilot tests.

Repsol S.A. (“Repsol”) : We have previously reported on our initial activity with this Spanish energy conglomerate in our 2018 Annual Report.

The developments with Repsol in 2019 are as presented below:

a) In Q1 2019 we submitted a proposed letter of intent (“ Repsol LOI”) to the Repsol engineering team with whom we engaged in September 2018 after the resignation of Mr. Van Fleet .

The Repsol LOI was intended to reset the go forward product development parameters, marketing efforts and cost sharing arrangements for this project. The original Repsol purchase order submitted in 2017 was suspended as part of these current discussions with Repsol.

b) In mid 2019, we began negotiations with the Repsol team towards a final development contract. The discussions with respect to a final development contract with Repsol remain open as of the date of this Annual Report.

The underlying technology for the Repsol initiative has been referenced in our 2018 Annual Report as the RT Lube Analyzer. The initial development completed on this technology between 2016-2018 was undertaken by the Company and its engineering subcontract, SBM Microsystems. In 2019 we moved the project to an engineering and manufacturing entity in Toronto Canada. This work will restart once financing for the project is secured by the Company.

The Company intends to proceed with this project in 2020 pending finalization of the final development contract. A visit to the Repsol offices in Spain is intended for this purpose in calendar 2020.

Romgaz: Romgaz is the state-controlled gas company in Romania. We initiated a dialogue with the senior management team at Romgaz in May 2019. The opportunity developed as a result of the progress that we had experienced with our Chevron initiative which, by that point, has advanced to the onsite pilot program referenced above.

We continued our initial discussions with Romgaz thereafter and, in October 2019, we announced that the Company had executed a letter of intent (“Romgaz LOI”) which afforded the Company the opportunity to sell the ARTRA technology units to Romgaz and to develop a robust analytics solution for the technology. The key conditions to progressing the Romgaz LOI were twofold:

a) Romgaz would continue with their due diligence on the ARTRA technology, and

b) Manufacturing of the commercial units in the future would be completed, with the Company’s input, in Romania. Discussions and negotiations with Romgaz continued after the execution of the Romgaz LOI in October 2019.

These discussions involved Chevron whom the Company introduced to Romgaz as part of the Romgaz due diligence process.

In December 2019 Romgaz put forward a series of questions to Chevron relating to the Chevron experience with the ARTRA technology and the testing that Chevron had conducted in 2019. The dialogue that the Company coordinated between Romgaz and Chevron was very positive, and the specifics of these discussions were approved by both parties and posted to the Micromem website on December 20, 2019.

The Company is now anticipating a series of purchase orders from Romgaz with respect to:

a. The purchase of initial units of the existing ARTRA technology for training and education purposes

b. A proposal by Micromem to deliver a comprehensive analytics solution to Romgaz for the technology, and,

c. Pending satisfactory completion of b. above, a purchase order for commercial orders for the technology which is to be manufactured in Romania.

Based on the above sequence of events, the Company believes that it will report commercial revenues related to Romgaz in 2020, although there can be no assurances that such revenue will be achieved.

Other Developments:

a) We reported in our 2018 Annual Report on the Company’s participation in a conference in Dubai in March 2018. Mr. Van Fleet represented the Company at the conference; subsequently, he prepared a significant number of proposals for various companies in North America and abroad with respect to the ARTRA technology which was showcased at the Dubai conference.

Since August 2018, we have directly pursed certain of these proposals. As of this date, there have been no commercial opportunities identified by the Company in these follow up efforts which the Company has undertaken.

b) We reported in our 2018 Annual Report that the Company was engaged in dialogue with an established privately held company that has engineering and manufacturing capabilities and commercial revenues in North America. In 2019 we actively pursued discussions and those discussions continue. In addition, we have been provided guidance in terms of product development and commercial roll out strategies. We believe that a formal working relationship will materialize in 2020, although there can be no assurances that such relationship will be consummated.

c) In 2019 we also met with the Chevron personnel who have the responsibility for the cement integrity development project as previously reported in our 2018 Annual Report. While there remains join interest in pursuing this initiative, there was no substantive progress nor development initiatives on this potential project in 2019.

Deferred development costs/development expenses:

We have previously reported in our 2018 Annual Report on the chronology, by customer, of our investment in development costs relating to our various projects which we undertook with our strategic partners.

Until October 31, 2016, we capitalized as deferred development costs the expenditures that we incurred on these projects, net of the recoveries of such costs from our development partners. Since November 2016, we have expensed net costs as such costs were incurred in that these costs did not meet the criteria for capitalization based on our impairment analysis.

A summary of these costs and recoveries between 2012 and 2019 is provided as below:

Net Costs absorbed by the Company

	(1)	(2)	(3)	(4)	(5)	(6)	(7)	Total

Cost incurred	4,499,466	225,000	2,035,676	939,458	2,470,329	1,129,168	522,720	11,821,817
Recoveries from development partners	(3,442,050)	(100,000)	(838,500)	(300,000)	(200,000)	-	(46,000)	(4,926,550)
Net costs absorbed by the Company	1,057,416	125,000	1,197,176	639,458	2,270,329	1,129,168	476,720	6,895,267

1. Chevron (2013-2019)

2. Repsol (2018-2019)

3. Castrol (2014-2018)

4. Saudi Aramco (2012-2013)

5. Northeast Utilities (2013-2015)

6. GM/Flextronics (2012-2015)

7. Other (various) (2011-2014)

The Chevron development project has been virtually self-funding after 2016. The Castrol project was suspended in 2018 given that Castrol was not prepared to commit additional funding to the project. The Saudi Aramco contract was completed in 2014. The Northeast Utilities contract was terminated in 2015 given that Northeast Utilities was not prepared to commit additional funding to the project other than in kind consideration. The GM/Flextronics work commenced in 2012; the Company was absorbing all of the costs associated with the development of the prototype product being developed in conjunction with GM/Flextronics. The prototype work was suspended due to the turnover of the GM project team by 2016-2017 and the Company’s decision to stop committing additional funding to the project after 2016. The Company has been awarded several patents relating to the work completed on the GM/Flextronics project.

In 2019 the Company incurred $36,051 of expenses with respect to the ongoing costs associated with the Chevron project and recovered $77,597 from Chevron including payments received for certain milestones achieved in 2018.

The Company remains as a pre revenue entity at October 31, 2019. Given the progress and momentum achieved to date with Chevron and, in 2019 with Romgaz, the Company believes it will have commercial orders and revenues in 2020, although there can be no assurances such orders will be made or that revenues will be achieved.

Intellectual Property

Our intellectual property consists of two components:

a) A series of patents and provisional patents relating to the smart oil pan plug technology (the formal reference is the “multimodal conditional sensor platform and system thereof”) originally developed from the work completed on the GM/Flextronics project.

b) A series of older patents relating to the Hall sensor application for magnetic random access memory (MRAM). These patents and the market for MRAM applications have not been pursued by the Company since 2009 and all of the costs associated with these patents were written off by 2013 after unsuccessful attempts to sell or license this intellectual property to other parties.

Beginning in 2018, we began to abandon provisional patent filings in a number of international jurisdictions as a costs cutting initiative. We continued that process in 2019.

We believe that the U.S. patents that have been granted for the multimodal sensor platform have sustaining value to be realized in future. When the Company’s financial position improves, it intends to pursue the exploitation of its patents in this field of endeavors.

In 2019, we reported on our intellectual property as follows:

a) All current year expenditures were expensed as incurred.

b) We recorded amortization expense of $152,962 and an impairment reserve of $223,143 based on the Company’s assessment of potential realization of this asset in future. In summary:

	2019	2018	2017
	$	$	$
Patent expenditures:	18,129	121,603	161,647
Patent costs capitalized:	-	121,603	161,647
Amortization expense:	152,962	156,960	133,785
Impairment Reserve	223,143	-	-

Share Capital

At October 31, 2019 the Company had 346,952,721 common shares outstanding (2018: 259,602,699). Additionally, the Company has 5,730,000 stock options outstanding with a weighted average exercise price of $0.25 per share (2018: 6,250,000 options outstanding with a weighted average exercise price of $0.29 per share).

Changes to Our Board of Directors and Management:

There were no changes to the Board of Directors or senior management team in 2019.

The Company plans to schedule an Annual General Meeting of the shareholders for the fiscal years ending 2017, 2018, and 2019 in 2020. It is anticipated that a new, revised slate of directors will be put forward for shareholder approval at the Annual General Meeting. The Company also anticipates adding a new member(s) to the senior management team in 2020 as its current business opportunities are further developed.

Equity Financing Transactions:

In the fiscal year ended October 31, 2019 the Company completed the following transactions:

(a) It completed four private placements consisting of common shares, pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received net proceeds of $212,968 and issued a total of 4,961,059 common shares.

(b) It issued 350,000 commons shares to settle $21,000 of trade accounts payable.

(c) It issued 82,038,963 common shares for the conversion of bridge loans totaling $1,636,825.

(d) The Company continued its bridge loan financing activities in 2019, specifically:

(i) It secured a total of 4 additional $CDN denominated bridge loans and realized gross proceeds of $165,266.

(ii) It secured a total of 11 additional $USD denominated bridge loans and realized gross proceeds of $870,850.

(iii) It repaid $128,543 of CDN ($97,455 USD) denominated bridge loans previously secured.

(iv) It repaid $75,600 USD denominated bridge loans previously secured.

(v) Certain of the bridge loans that matured in 2019 were extended at maturity date, ultimately through October 31, 2019 and thereafter.

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

C. Organizational Structure

In November, 2007, the Company incorporated Micromem Applied Sensors Technology, Inc. (“MAST”) as a Delaware-based wholly-owned subsidiary. MAST had an office in New York City and was being managed by Steven Van Fleet, its then President and a director of Micromem. We have utilized the services of other consultants to continue the work of MAST since the departure of Mr. Van Fleet in August 2018.

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

D. Property, Plant and Equipment

We maintain our corporate headquarters in Toronto, Ontario, Canada. We occupy 2,500 square feet of commercial office space pursuant to a lease that we extended in February, 2017 for five years through 2021. In 2019, the Company sublet a portion of its rental space on a month to month basis and realized $7,309 of sub-rental income. In 2019 the Company incurred nil capital expenditures, $3,548 in 2018 and $3,809 in 2017.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section of the Form 20-F has been prepared to provide a more substantive discussion of our business and to assist the reader in analyzing the audited consolidated financial statements for the years ended October 31, 2019, October 31, 2018 and October 31, 2017. This discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes in this Annual Report, which are prepared in accordance with IFRS, as issued by the IAASB, and are stated in United States dollars.

A. Operating Results

The following table sets forth certain selected financial information of our Company:

Selected statement of operation and deficit information

	2019	2018	2017
Administration	197,208	305,338	305,421
Professional and other fees and salaries	441,981	747,280	1,433,113
Travel and entertainment	52,568	101,496	118,261
Development costs (recovery)	(41,546)	(130,069)	147,008
Stock compensation expense	-	140,612	442,206
Interest expense	496,172	504,778	666,245
Amortization expense	156,137	160,882	137,777
Impairment reserve on patents	223,143	-	-
Accretion expense	1,571,436	2,039,344	1,358,101
Loss on conversion of bridge loans	101,919	63,852	1,009,680
Gain on revaluation of derivatives	(343,436)	(1,094,718)	(1,614,822)
Gain on extinguishment of debt	(646)	(399,191)	-
Financing costs	72,476	40,414	-
Foreign exchange loss (gain)	(40,548)	(117,779)	343,210
Loss for the year	2,832,864	2,362,239	4,346,200
Loss per share - basic and diluted	0.01	0.01	0.02

Selected balance sheet information

	2019	2018	2017
Working capital (deficiency)	(4,301,324)	(3,828,503)	(3,865,390)
Other Assets	22,677	405,333	441,284
Total Assets	83,484	710,737	916,643
Shareholders' equity (deficiency)	(4,278,647)	(3,423,170)	(3,424,106)

Fiscal 2019 Compared to Fiscal 2018

a) Administration costs were $197,208 in 2019 versus $305,338 in 2018. These costs include:

rent and occupancy costs of $64,647 (2018: $70,674, the Company reported sublet income for a portion of its office space in 2019); office insurance costs of $26,812 (2018: $117,615; the Company did not renew its

D&O insurance coverage in 2019); investor relations, listings and filing fees of $49,029 (2018: $53,113);

and other general and administrative expenses of $56,720 (2018: $63,936).

b) Professional and other fees and salaries costs were $441,981 in 2019 versus $747,280 in 2018. The components of these total costs included:

	2019	2018
	$	$
a) Legal and Audit expenses	157,354	165,685
b) Third party, consulting fees	53,845	81,518
c) Steven Van fleet compensation through August 2010	-	186,059
d) CFO compensation	-	49,238
e) Staff salaries and benefits	230,782	264,780
	441,981	747,280

The Company has disputed fees charged by Mr. Van Fleet in 2018 – see Item 5– (Contingencies) in this Annual Report.

The CFO has received no compensation from the Company since March 2018. The CEO of the Company has received $4,682 of salary in 2019 which amount is reported in staff salaries and benefits; he received no compensation in 2018. These reductions in expenses were part of a broad effort to reduce the Company’s operating expenses after the resignation of Mr. Van Fleet in August 2018.

c) Travel and entertainment expenses were $52,568 in 2019 ($101, 496 in 2018; including travel expenses reported by Mr. Van Fleet between November 2017 – August 2018 prior to his resignation). We limited travel expenses in 2019 as part of a broad effort to reduce the Company’s operating expenses.

d) Development cost recoveries represent development costs incurred less costs reimbursed by our development partners which are paid at milestone dates under our joint development contract. The components of the net totals reported were:

	2019	2018
	$	$
Development costs incurred	36,051	608,914
Cost reimbursements received	(77,597)	(738,983)
Net development cost recovery	(41,546)	(130,069)

The Company incurred development costs on its Chevron contract in 2019 and 2018; it also incurred development costs relating to Repsol in 2018.

e) There were no stock options grants awarded in 2019. In 2018 the Company granted 2.2 million options to directors, officers, employees, and consultants. The related expense of $140,612 was calculated using the Black Scholes option-pricing model.

f) Interest expense was $496,172 in 2019 versus $504,778 in 2018. This represents the actual interest expense obligations incurred by the Company based on the stated interest rates on its convertible debenture notes.

g) Amortization expense was $156,137 in 2019 consisting of $152,962 relating to patents and $3,175 relating to capital assets (2018: $160,882 consisting of $156,920 relating to patents and $3,922 relating to capital assets). In 2019 the Company recorded an impairment reserve of $223,143 on its patent portfolio based on its assessment of the net present value of its patent portfolio as of October 31, 2019 (2018: nil).

h) Financing costs were $72,476 in 2019 versus $40,414 in 2018. These expenses relate to costs associated with the convertible debenture financings which the Company completed in 2019 and 2018. The Company utilized convertible debenture financing to a greater extent in 2019.

i) The gain on foreign exchange reported in 2019 was $40,548 versus $117,779 in 2018. This included the exchange relating to the translation of $CDN denominated transactions during the year and to Canadian denominated assets and liabilities at fiscal quarter and year ends. It also included the foreign exchange relating to the initiation, renewal, conversion and repayment of convertible debentures transactions during the fiscal years. The Canadian dollar has declined from 0.7905 at October 31, 2017 to 0.7601at October 31, 2018 to 0.7509 at October 31, 2019 relative to the US dollar. We relied to a greater extent on $CDN denominated convertible debenture financing in 2018 giving rise to a larger exchange gain in 2018 versus 2019.

j) The other expenses reported relate to the convertible debentures. These expenses are all non-cash expenses and compare as follows:

	2019	2018	Change
	$	$	$
Accretion expense	1,517,436	2,039,344	(521,908)
Loss on conversion of bridge loans	101,919	63,852	38,067
Gain on extinguishment of derivatives	(343,436)	(1,094,718)	751,282
Gain on extinguishment of debt	(646)	(399,191)	398,545
Net Expense	1,275,273	609,287	665,986

In 2019, the renewal terms at maturity date of the debentures which were renewed were typically for a shorter duration. This gave rise to generally lower accretion expense recorded over the term of the renewed debentures and lower offsetting gains reported on the revalued derivatives and the gains on extinguishment of such debt at renewal date. Typically these variables move in opposite directions.

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

f. The other expenses reported with respect to the bridge loans, which are all non cash expenses compare as follows:

	2018	2017	Change
	$	$	$
Accretion expense	2,039,344	1,358,101	681,243
Loss on conversion of bridge loans	63,852	1,009,680	(945,828)
Gain on extinguishment of derivatives	(1,094,718)	(1,614,822)	520,104
Gain on extinguishment of debt	(399,191)	-	(399,191)
Net Expense	609,287	752,959	(143,672)

The bridge loan transactions give rise to accounting measurements under IFRS which track the loan components at the inception of the loan, during the term to maturity date and remeasurements as required for changes in terms upon renewal of maturity or upon conversion/repayment at maturity. As these variables change by loan and on a year by year basis, the expenses, gains and losses will change in accordance with these prescribed IFRS requirements. The net result of these measurements illustrates a comparable net non cash expense between 2018 and 2017.

Unaudited Quarterly Financial Information

	Revenue	Expenses	Income (Loss)	Loss per Share
	$	$	$	$
January 31, 2018	-	2,291,691	(2,291,691)	0.01
April 30, 2018	-	(207,605)	207,605	-
July 31, 2018	-	(22,711)	22,711	-
October 31, 2018	-	331,264	(331,264)	-
January 31, 2019	-	1,110,303	(1,110,303)	-
April 30, 2019	-	48,088	(48,088)	-
July 31, 2019	-	554,533	(554,533)	-
October 31, 2019	-	1,119,940	(1,119,940)	-

B. Liquidity and Capital Resources:

Liquidity

We have not yet realized commercial revenues from the exploitation of our technology platforms. We currently do not have positive cash flow from operations and will not realize positive cash flow until we license or directly produce and sell products utilizing our technology platforms.

We currently have no lines of credit available. We have relied on obtaining equity financing from investors through private placements, through the exercise by shareholders of common share purchase warrants, through the exercise of common stock options by officers and directors, and through bridge loans that the Company has secured in order to meet our cash flow needs until we can generate sustainable revenues. At October 31, 2019 we had a working capital deficiency of $4,301,324 (2018: $3,828,503) including cash on hand of $46,056 (2018: $206,832). Since October 31, 2019 we have raised an additional $411,891 of bridge loan financing and $402,161 of financing from private placements. We have granted to our directors, officers and other employees a number of options to purchase shares at prices that are at or above market price on the date of grant. None of the optionees has any obligation to exercise their options and there can be no guarantee that we will realize any funds from these options.

Capital Resources

We incurred nil capital expenditures in 2019, $3,548 of expenditures in 2018 and $3,809 of expenditures in 2017.

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

F. Tabular Disclosure of Contractual Obligations:

A summary of our financial commitments as of October 31, 2019 is as below:

	Payments due by period ($USD)
	Total	Less than 1	1-5 years	More than 5
		year		years
Operating lease obligations	132,165	48,060	84,105	-

	Payments due by period ($USD)
	Total	Less than 30	31-90 days past	Over 90 days
		days	billing date	past billing
				date
Trade payable	812,690	18,201	13,259	781,230

	Payments due by period ($USD)
	Total	Less than 3	Three to six	Six to twelve
		months	months	months
Convertible debentures	2,599,074	754,799	1,168,349	675,926
Derivative liability	765,425	75,528	71,326	618,571

Critical Accounting Policies:

Our significant accounting policies are set forth in our consolidated financial statements, which should be read in conjunction with management's discussion of our critical accounting policies and estimates set forth below.

Our consolidated financial statements for the period have been prepared in accordance with IFRS .

We have not yet realized commercial revenues from the exploitation of our technology. Under IFRS, research costs are expensed in the period incurred. Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under IFRS which is the translation of research findings or other knowledge into a plan for the technology prior to commercial production or use. As at October 31, 2019, the Company capitalized nil of development costs and capitalized nil as intangible assets under IFRS.

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

C. On October 7, 2018, the former President of MAST, Mr. Steven Van Fleet, filed a lawsuit against Micromem and MAST in New York State Supreme Court, Dutchess County. In the action, Mr. Van Fleet is seeking payment of $214,574 plus interest relating to alleged remuneration and expense reimbursements due to him prior to his resignation as an officer and director of Micromem and MAST on August 17, 2018. The Company answered the complaint December 7, 2018 by denying the material allegations in Mr. Van Fleet’s claims. In addition, the Company interposed 7 counterclaims against Mr. Van Fleet seeking, among other things: (i) damages of not less than $2.75 million, (ii) specific performance to compel Mr. Van Fleet to comply with his contractual obligations which were required for the period of time that he served as an officer and director through to his resignation date; (iii) repayment of certain salary and expenses paid to Mr. Van Fleet; (iv) a direction for Mr. Van Fleet to turn over all Company property in his possession or control; and (v) an accounting to determine all money and property belonging to the Company and/or MAST. On January 24, 2019, the Company amended its original answer and counterclaims to include, among other things, a demand for additional damages. On February 8, 2019 Mr. Van Fleet, through his counsel, replied to and denied the material allegations in Micromem’s counterclaims. The Company reports an accrual of $205,788 at October 31, 2019 with respect to alleged remuneration and expense reimbursements claimed by Mr. Van Fleet but, nonetheless, has denied the allegations in Mr. Van Fleet’s claims . The matter is currently at the pretrial stage pending discoveries This matter remains as a contingency at February 24, 2020. See Note 18(b) to the Financial Statements in Item 18 of this Annual Report.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The Directors and Executive Officers of Micromem as at February 24, 2020 are set forth below:

Name	Age	Position

Joseph Fuda	58	President, Chief Executive Officer and Director
Dan Amadori	68	Chief Financial Officer
Oliver Nepomuceno	52	Director
Alex Dey	76	Director
Brian Von Herzen	60	Director

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

Dan Amadori has served as Chief Financial Officer of Micromem since June 2004. He also currently serves as a director of Nerium Biotechnology Inc. He served previously as a director of Invesque Inc. from 2015 through May 2019. He has also served as Chief Financial Officer of Leader Capital from June 2004 – March 2009. He served as a Director and Chair of the Audit Committee of Ontex Resources between September 2003 and March 2005. He served as CFO of Echo Power Generation Inc. from June 2004 - March 2008. He served as a director of Hydrive Technologies Inc. from 2004-2008 and as Chair of the Audit Committee of Hydrive from 2006-2008. He served as a Director and CFO of XGEN Ventures Inc. between November 2005 and September 2009. He was appointed as Chairman of Kingsway Arms Retirement Residences in August 2011. He is President of Lamerac Financial Corp., a financial advisory firm and has held that position since October 1988. Mr. Amadori is a Chartered Professional Accountant and holds an MBA from the Ivey School of Business.

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

Brian Von Herzen has served as a director of Micromem since 2014. Since 1993, Dr. Von Herzen has served as Chief Executive Officer at Rapid Protoypes, Inc. providing turnkey electronic product design services, including commercial product specifications and fully functional engineering product prototypes, frequently using programmable logic devices. Rapid Prototypes is expert in electronic engineering design technologies designed to minimize time to market for new electronic products in networking, consumer electronics and other commercial products. The company has developed some of the world’s fastest commercial FPGA applications. Dr. Von Herzen also serves on the board of directors of the Climate Foundation and Bright Energy Storage Technologies, LLP. Dr. Von Herzen has also developed software and hadware systems ranging from apps on smartphones to multi-GHz correlating spectrometers for the Caltech Submillimeter Observatory. He has extensive experience with electronic and optical system development for commercial electronic products.

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

B. Compensation

	Annual Compensation			Long-Term Compensation
				Awards
Name and Principal Position	Fiscal Year	Salary (US$)	Bonus (US$)	Other Annual Compensation (US$)	Securities Under Options Granted (#)
Joseph Fuda Chief Executive Officer	2017	319,429	-	99,450	650,000(4)
	2018	-	-	15,979	250,000
	2019	4,684	-	-	-
David Sharpless Former Director (2,3)	2017	-	-	22,950	150,000(4)
	2018	-	-	-	-
Steve Van Fleet Former Director and President of MAST, Inc. (2,3)	2017	233,694	-	99,450	650,000(4)
	2018	186,059	-	-	-
Dan Amadori Chief Financial Officer	2017	114,601	-	99,450	650,000(4)
	2018	49,238	-	15,979	250,000(5)
	2019	-	-	-	-
Larry Blue Former Director (2,3)	2017	-	-	7,650	50,000(4)
	2018	-	-	-	-
Oliver Nepomuceno	2017	-	-	22,950	150,000(4)
	2018	-	-	6,391	100,000(5)
	2019	-	-	-	-
Alex Dey	2017	-	-	30,600	200,000(4)
	2018	-	-	6,391	100,000(5)
	2019	-	-	-	-
Brian Von Herzen Director (1)	2017 2018 2019	- - -	- - -	- - -	- -

Notes:

1. Brian Von Herzen became a director in February 2014. Rapid Prototypes, Inc., a company whose major shareholder is Mr. Von Herzen, invoiced the Company for engineering, product development and design services in 2015. In 2019, 2018 and 2017 the total charges invoiced to the Company by Rapid Prototypes were nil.

2. Larry Blue resigned on September 28, 2017; David Sharpless resigned on March 31, 2018; and, Steven Van Fleet resigned as a director on August 17, 2018.

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

In 2019 no stock options were granted. In 2018 a total of 2,200,000 stock options were granted to officers, directors and employees. The weighted average exercise price was $0.10 CDN per share. In 2017 a total of 2,890,000 stock options were granted to officers, directors and employees. The weighted average exercise price was $0.25 USD per share.

C. Board Practices:

All matters pertaining to our financing, contractual arrangements and Management and Director compensation are approved by the Board of Directors. The members of the Board of Directors are appointed to a one-year term at our Annual General Meeting or until such time as the next Annual General Meeting is held.

Our Board of Directors meets on an as required basis during the fiscal year. Our Board of Directors did not meet in person in 2019. The Board was convened informally as of each quarter end.

Our Audit Committee met regularly during fiscal 2019 for the purpose of approving and recommending to the Board the quarterly financial statements and our yearend financial statements. In addition, our Audit Committee receives regular periodic reports from management.

Our Compensation Committee met as part of our audit committee meetings in 2019; it receives regular reports from the audit committee and management. Our Compensation Committee approves management and director compensation and all stock option grants for recommendation to the Board of Directors.

Audit Committee

The Board of Directors has appointed an Audit Committee consisting of two independent directors. The members of the Audit Committee are Alex Dey (Chairman) and Oliver Nepomuceno, each of whom serves in such capacity until the Board of Directors’ next annual meeting. The Audit Committee is responsible for the integrity of our internal accounting and control systems. The committee receives and reviews our financial statements and makes recommendations thereon to the Board of Directors prior to its approval by the full Board of Directors. The Audit Committee communicates directly with our external auditors in order to discuss audit and related matters whenever appropriate. In 2019 the Audit Committee met formally in January, February March, June, September and October.

Compensation Committee

The Board of Directors has appointed a Compensation Committee which meets on executive compensation matters as and when required. Our Compensation Committee includes Oliver Nepomuceno and Alex Dey as outside directors. The Compensation Committee did not meet separately in 2019 as both members also serve on the Audit Committee.

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

E. Share Ownership

NAME	SHARES OWNED	OPTIONS HELD	OPTION EXERCISE PRICE	EXPIRATION DATE	% OF TOTAL [1]
Joseph Fuda Chief Executive Officer and Director	1624,335	22,500 650,000 250,000	$0.46 $0.34 $0.13	08/20/2020 12/30/2021 06/29/2023	0.73% (2,546,835)
Dan Amadori Chief Financial Officer	779,517[2]	650,000 250,000	$0.34 $0.13	12/30/2021 06/29/2023	0.48% (1,679,517)
Oliver Nepomuceno Director	1,078,572	150,000 100,000	$0.34 $0.13	12/30/2021 06/29/2023	0.38% (1,328,572)
Alex Dey Director	899,800[3]	200,000 100,000	$0.34 $0.13	12/30/2021 06/29/2023	0.35% (1,199,800)
Brian Von Herzen Director	-	-	-	-	0.0%

1    Calculated based on shares owned plus options held as a percentage total of shares outstanding as of October 31, 2019, plus options held.

2    215,716 shares are held by a corporation controlled by Mr. Amadori.

3    254,863 shares are held by a corporation wholly owned by Mr. Dey.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders:

No shareholder holds greater than 5% of the common shares outstanding. As of the date of this Annual Report approximately 48% of the issued and outstanding common shares are held by Canadian investors; approximately 41% of the issued and outstanding shares are held by U.S. investors; and approximately 11% are held by investors outside of Canada and the U.S.

B. Related Party Transactions:

The Company reports the following related party transactions:

(a) Management and consulting fees:

Included in professional fees, other fees and salaries as reported are management fees and consulting fees paid or payable to individuals (or Companies controlled by such individuals) who served as officers, directors and employees of the Company. The total compensation paid to such parties is summarized as follows:

	2019	2018	2017
Cash Compensation	$4,684	$235,297	$667,724
Stock-based compensation	-	44,740	382,531
	$4,684	$280,037	$1,050,255

In 2019 these parties were not awarded stock options. In 2018 these parties were awarded a total of 700,000 stock options at an exercise price of $0.10 USD per share and in 2017 these parties were awarded a total of 1,950,000 stock options at an exercise price of $0.25 USD.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Our consolidated financial statements for the years ended October 31, 2019, 2018 and 2017 have been prepared in accordance with IFRS as issued by the IASB.

We have never paid a dividend on our securities. We do not anticipate paying dividends in the foreseeable future.

B. Significant Changes

Significant Changes since October 31, 2019 are as presented in Note 22 to the Company’s Consolidated Financial Statements. See “Item 18 – Financial Statements”.

C. Interests of Experts and Counsel.

Not applicable.

ITEM 9. THE OFFER AND LISTING

Our common shares are traded in the United States and are quoted on the OTCQB. The common shares are quoted under the symbol MMTIF. Our common shares are traded in Canada on the CSE under the symbol MRM.

The table below sets forth the high and low sales prices for common shares in U.S. Dollars as reported for the periods specified. Our fiscal year end October 31.

Period	High	Low

Last six months:
February 2020	0.11	0.0931
January 2020	0.09	0.02
December 2019	0.04	0.01
November 2019	0.03	0.01
October 2019	0.03	0.01
September 2019	0.04	0.01
Last eight quarters:

Q4 2019	0.04	0.01
Q3 2019	0.04	0.02
Q2 2019	0.07	0.03
Q1 2019	0.13	0.02
Q4 2018	0.10	0.02
Q3 2018	0.15	0.06
Q2 2018	0.27	0.10
Q1 2018	0.28	0.09

Last five years:
2019	0.13	0.01
2018	0.28	0.02
2017	0.31	0.12
2016	0.45	0.16
2015	0.80	0.34

On February 21, 2020, the last reported sale price for our common shares on the OTCQB was $0.109 per share.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Our authorized capital consists of an unlimited number of common shares, of which 346,952,721 shares were issued and outstanding as of October 31, 2019, and 2,000,000 special, redeemable, voting preference shares, referred to herein as special shares, none of which were outstanding, as of October 31, 2019.

Additionally, the Company has 5,730,000 stock options outstanding with a weighted average exercise price of $0.25 (2018: 6,250,000 options outstanding with a weighted average exercise price of $0.29)

B. Memorandum and Articles of Incorporation

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

Rights and Privileges of Shareholders

Only the registered holders of our common shares and special preference shares on the record date are entitled to receive notice of and vote at annual and special meetings of shareholders. Where the items of business affect the rights of shareholders other than the holders of common shares, a special majority of two-thirds of the votes cast by the affected shareholders at the meeting called for such purpose is required to approve the item of business. Beneficial holders of common shares and special shares are also entitled to receive proxy materials in respect of meetings of shareholders in accordance with Canadian Securities Administrators National Instrument 54-101, provided that such proxies are limited in scope to instructing the registered shareholder (usually a brokerage house) on how to vote on behalf of the beneficial shareholder. There are no restrictions on the number of shares that may be held by non- residents other than restrictions set out in the Investment Canada Act (Canada). See "Additional Information - D. Exchange Controls".

There are no provisions in the By-laws regarding public disclosure of individual shareholdings. Notwithstanding this, applicable Canadian securities legislation requires certain public disclosure of persons owning or acquiring common shares in excess of 10% of a corporation's issued and outstanding share capital.

C. Material Contracts

None

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

The amount of a stock dividend (for tax purposes) would generally be equal to the amount of our paid up or stated capital and increased by reason of the payment of such dividend. We will furnish additional tax information to shareholders in the event of such a dividend. Interest paid or deemed to be paid on our debt securities held by non- Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

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

US Holders

As used herein, a “US Holder” means an owner of common shares who is a citizen or individual resident (as defined under United States tax laws) of the United States; a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any political subdivision thereof; an estate the income of which is taxable in the United States irrespective of source; or a trust if (a) a court within the United States is able to exercise primary supervision over the trust's administration and one or more United States persons have the authority to control all of the substantial decisions of the trust or (b) the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a United States person. This summary does not address the tax consequences to, and “US Holder” does not include, tax-exempt persons or organizations; qualified retirement plans, individual retirement accounts and other tax-deferred accounts; financial institutions; insurance companies; real estate investment trusts; regulated investment companies; entities subject to the U.S. corporate conversion rules; broker- dealers; U.S. tax expatriates; non-resident alien individuals or entities; persons or entities that have a “functional currency” other than the US dollar; persons who hold common shares as part of a straddle, hedging or conversion transaction; and persons who acquire their common shares as compensation for services. This summary is limited to US Holders who own common shares as capital assets and who hold the common shares directly (e.g., not through an intermediary entity such as a corporation, partnership, LLC or trust). This summary does not address the consequences to a person or entity of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

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

Withholding

A U.S. Holder may be subject to backup withholding with respect to cash dividends and proceed from a disposition of shares. In general, back-up withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

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

I. Subsidiary Information

Not Applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates and foreign currency exchange rates. We do not hold or issue financial instruments for trading purposes. See Note 19 to our consolidated financial statements for our quantitative and qualitative disclosures about market risk.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15€ and 15d-15(e) under the Securities Exchange Act of 1934, as amended, referred to herein as the “Exchange Act”) as of October 31, 2019. Based on management's evaluation in 2019 , our Chief Executive Officer and Chief Financial Officer concluded that, as of October 31, 2019, our disclosure controls and procedures were effective in that they were designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in our reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Exchange Act Rule 13a-15(e) also states that disclosure controls and procedures are designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of Micromem’s internal control over financial reporting as of October 31, 2019. In making this assessment, they used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment the Chief Executive Officer and Chief Financial Officer have concluded that, as of October 31, 2019 our internal control over financial reporting were effective.

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

ITEM 16C. Principal Accountant Fees and Services

The following table presents fees for professional audit services rendered by our auditors for the audit of our consolidated financial statements for the years ended October 31, 2019 and 2018, and fees billed for other services rendered by our auditors including our offerings of securities and tax services.

	Fiscal 2019	Fiscal 2018

Audit Fees	$ 85,000	$96,000
Audit Related Fees	-	-
Tax Fees	$4000	$4000
All Other Fees	-	-

Audit Fees

In 2019, we incurred a total of $85,000 to MNP LLP for audit services; in 2018 we incurred a total of $96,000 to MNP LLP for audit services.

Audit Related Fees

None

Tax Fees

We paid $4,000 of tax-related fees for services in 2019 and $4,000 of tax related fees in 2018 to Chiampou Travis LLP.

All Other Fees

None

Pre-approval policies

The Audit Committee assesses and pre-approves all audit and non-audit services.

ITEM 16D.         Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.         Purchases of Equity by the Issuer and Affiliated Purchasers.

None.

ITEM 16F.         Change in Registrants Certifying Accountant.

Not Applicable.

ITEM 16G.         Corporate Governance

Not applicable.

ITEM 16H.         Mine Safety Disclosure

Not applicable.

PART III

ITEM 17. Financial Statements

Not applicable, see Item 18.

ITEM 18.            Financial Statements

Micromem Technologies Inc.

Consolidated Financial Statements

For the years ended October 31, 2019, 2018 and 2017

(Expressed in United States Dollars)

Micromem Technologies Inc.

Consolidated Financial Statements

For the years ended October 31, 2019, 2018 and 2017
(Expressed in United States Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Micromem Technologies Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Micromem Technologies Inc.(the Company), which comprise the consolidated statements of financial position as at October 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the years in the three year period ended October 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of October 31, 2019 and 2018, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three year period ended October 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants

Licensed Public Accountants

We have served as the Company’s auditor since 2017.

Toronto, Ontario

February 24, 2020

Micromem Technologies Inc.
Consolidated Statements of Financial Position
As at October 31, 2019 and 2018
(Expressed in United States dollars)

	Notes	2019	2018

Assets
Current
Cash	19	$46,056	$206,832
Development costs receivable	7	-	81,841
Prepaid expenses and other receivables		14,751	16,731
Total current assets		$60,807	$305,404
Property and equipment		2,677	9,228
Patents	8	20,000	396,105

Total assets		$83,484	$710,737

Liabilities
Current
Trade payables and other liabilities	19(c)	$997,632	$1,007,220
Convertible debentures	9,19	2,599,074	2,476,571
Derivative liabilities	9,19	765,425	650,116
Total liabilities		$4,362,131	$4,133,907

Shareholders' Deficiency
Share capital	10	84,153,696	82,282,903
Contributed surplus		27,757,639	27,630,909
Equity component of convertible debentures	9	50,147	70,283
Accumulated deficit		(116,240,129)	(113,407,265)

Total shareholders' deficiency		$(4,278,647)	$(3,423,170)

Total liabilities and shareholders' deficiency		$83,484	$710,737

Going concern	2
Commitments	17
Contingencies	18
Subsequent events	22

The accompanying notes are an integral part of these consolidated financial statements

Approved on behalf of the Board of Directors:

"Joseph Fuda"	"Alex Dey"
Director	Director

Micromem Technologies Inc.

Consolidated Statements of Operations and Comprehensive Loss

For the years ended October 31, 2019, 2018 and 2017

(Expressed in United States dollars)

	Notes	2019	2018	2017

Operating expenses
General and administration	14(a)	$197,208	$305,338	$305,421
Professional, other fees and salaries	14(b)	441,981	747,280	1,433,113
Stock-based compensation	11	-	140,612	442,206
Development expense (recovery)	7	(41,546)	(130,069)	147,008
Travel and entertainment		52,568	101,496	118,261
Amortization of property and equipment		3,175	3,922	3,992
Amortization of patents	8	152,962	156,960	133,785
Impairment of patents	8	223,143	-	-
Foreign exchange loss (gain)	19(a)	(40,548)	(117,779)	343,210
Total operating expenses		$988,943	$1,207,760	$2,926,996

Other expenses
Accretion expense	9	1,517,436	2,039,344	1,358,101
Interest expense	9	496,172	504,778	666,245
Financing costs	9	72,476	40,414	-
Gain on revaluation of derivative liabilities	9	(343,436)	(1,094,718)	(1,614,822)
Loss on conversion of convertible debentures	9	101,919	63,852	1,009,680
Gain on extinguishment of convertible debentures	9	(646)	(399,191)	-
Total other expenses		$1,843,921	$1,154,479	$1,419,204
Loss before income tax provision		$(2,832,864)	$(2,362,239)	$(4,346,200)
Income tax provision	13	-	-	-

Net loss and comprehensive loss		$(2,832,864)	$(2,362,239)	$(4,346,200)

Weighted average number of outstanding shares, basic and diluted	12	288,398,051	237,242,674	207,131,781

Basic and diluted loss per share	12	$(0.01)	$(0.01)	$(0.02)

The accompanying notes are an integral part of these consolidated financial statements

Micromem Technologies Inc.
Consolidated Statements of Changes in Equity

For the years ended October 31, 2019, 2018 and 2017
(Expressed in United States dollars)

					Equity
					component of
		Number of		Contributed	convertible	Accumulated
	Notes	shares	Share capital	surplus	debentures	deficit	Total

Balance at November 1, 2016		204,388,569	$75,855,139	$26,918,470	$23,075	$(106,698,826)	$(3,902,142)
Private placements of shares for cash	10	3,873,223	719,403	-	-	-	719,403
Shares issued on settlement of accounts payable		547,643	107,708	-	-	-	107,708
Stock-based compensation	11	-	-	442,206	-	-	442,206
Shares issued as settlement of wages		132,381	21,909	-	-	-	21,909
Convertible debentures converted into common shares		20,370,895	2,536,963	-	-	-	2,536,963
Reallocation from derivative liability for conversion		-	20,970	-	-	-	20,970
Treasury shares cancelled		(750,000)	-	-	-	-	-
Loss on conversion of convertible debentures		-	936,102	-	38,975	-	975,077
Net loss		-	-	-	-	(4,346,200)	(4,346,200)

Balance at October 31, 2017		228,562,711	$80,198,194	$27,360,676	$62,050	$(111,045,026)	$(3,424,106)
Private placements of shares for cash	10	14,739,272	866,200	-	-	-	866,200
Shares issued on settlement of accounts payable		79,765	13,379	-	-	-	13,379
Stock-based compensation	11	-	-	140,612	-	-	140,612
Convertible debentures converted into common shares	9	16,220,951	1,205,130	-	-	-	1,205,130
Expiry of convertible debenture conversion option		-	-	129,621	(129,621)	-	-
Renewal of convertible debentures	15	-	-	-	137,854	-	137,854
Net loss		-	-	-	-	(2,362,239)	(2,362,239)

Balance at October 31, 2018		259,602,699	$82,282,903	$27,630,909	$70,283	$(113,407,265)	$(3,423,170)
Private placements of shares for cash	10	4,961,059	212,968	-	-	-	212,968
Financing costs converted into common shares	9	350,000	21,000				21,000
Convertible debentures converted into common shares	9	82,038,963	1,636,825	-	-	-	1,636,825
Expiry of convertible debenture conversion option		-	-	126,730	(126,730)	-	-
Renewal of convertible debentures	15	-	-	-	106,594	-	106,594
Net loss		-	-	-	-	(2,832,864)	(2,832,864)

Balance at October 31, 2019		346,952,721	$84,153,696	$27,757,639	$50,147	$(116,240,129)	$(4,278,647)

The accompanying notes are an integral part of these consolidated financial statements

Micromem Technologies Inc.
Consolidated Statements of Cash Flows

For the years ended October 31, 2019, 2018 and 2017
(Expressed in United States dollars)

	Notes	2019	2018	2017

Operating activities
Net loss		$(2,832,864)	$(2,362,239)	$(4,346,200)
Items not affecting cash:
Stock-based compensation	11	-	140,612	442,206
Amortization of property and equipment		3,175	3,922	3,992
Amortization of patents	8	152,962	156,960	133,785
Impairment of patents	8	223,143	-	-
Bad debt expense		-	10,000	-
Accretion expense	9,15	1,517,436	2,039,344	1,358,101
Convertible debenture interest converted	9,15	63,409	47,435	-
Accrued interest on convertible debentures	15	164,243	125,328	666,245
Shares issued for financing costs	9	21,000	-	-
Gain on revaluation of derivative liabilities	9,15	(343,436)	(1,094,718)	(1,614,822)
Loss on conversion of convertible debentures	9	101,919	63,852	1,009,680
Gain on extinguishment of convertible debentures	9,15	(646)	(399,191)	-
Loss on disposal of property and equipment		5,000	220	983
Foreign exchange gain	19(a)	(136,606)	(87,033)	-
		(1,061,265)	(1,355,508)	(2,346,030)
Net changes in non-cash working capital:
Decrease (increase) in development costs receivable	7	81,841	324,016	(415,857)
Decrease (increase) in prepaid expenses and other assets		1,980	33,582	(16,986)
Increase (decrease) in trade payables and other liabilities		(4,993)	(341,399)	723,631
Cash flows used in operating activities		(982,437)	(1,339,309)	(2,055,242)

Investing activities
Purchase of property and equipment		-	(3,548)	(3,809)
Patents	8	-	(121,603)	(161,647)
Cash flows used in investing activities		-	(125,151)	(165,456)

Financing activities
Private placements of shares for cash	10	212,968	866,200	719,403
Proceeds from issuance of convertible debentures	15	780,891	1,457,983	1,788,974
Repayments of convertible debentures	9,15	(172,198)	(662,080)	(581,618)
Repayments from related parties		-	-	15,000
Cash flows provided by financing activities		821,661	1,662,103	1,941,759
Net change in cash		(160,776)	197,643	(278,939)
Cash - beginning of year		206,832	9,189	288,128
Cash - end of year		$46,056	$206,832	$9,189
Supplemental cash flow information
Interest paid (classified in operating activities)	9	$353,214	$322,930	$321,700
Income taxes paid	13	$-	$-	$-
Shares issued on settlement of convertible debentures	9	$1,636,825	$1,205,130	$2,536,963
Shares issued on settlement of accounts payable		$-	$13,379	$107,708
Shares issued on settlement of wages		$-	$-	$21,909

The accompanying notes are an integral part of these consolidated financial statements

Micromem Technologies Inc.

Notes to Consolidated Financial Statements

For the years ended October 31, 2019, 2018 and 2017

(Expressed in United States dollars)

1. Reporting entity and nature of business

Micromem Technologies Inc. ("Micromem" or the "Company") is incorporated under the laws of the Province of Ontario, Canada. Micromem is a publicly traded company with its head office located at 121 Richmond Street West, Suite 304, Toronto, Ontario, Canada. The Company's common shares are currently listed on the Canadian Securities Exchange under the trading symbol "MRM" and on the Over the Counter Venture Market under the trading symbol "MMTIF".

The Company develops, based upon proprietary technology, customized sensor applications for companies (referred to as "development partners") operating internationally in various industry segments. The Company has not generated commercial revenues through October 31, 2019 and is devoting substantially all its efforts to securing commercial revenue opportunities.

2. Going concern

These consolidated financial statements have been prepared with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast significant doubt about the Company's ability to continue as a going concern and ultimately on the appropriateness of the use of the accounting principles applicable to a going concern. During the year ended October 31, 2019, the Company reported a net loss and comprehensive loss of $2,832,864 (2018 - $2,362,239; 2017 - $4,346,200) and negative cash flow from operations of $982,437 (2018 - $1,339,309; 2017 - $2,055,242). The Company's working capital deficiency as at October 31, 2019 is $4,301,324 (2018 – $3,828,503).

The Company's success depends on the profitable commercialization of its proprietary sensor technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company's planned operations through fiscal 2020; however, the ability of the Company to continue as a going concern is dependent upon its ability to secure additional financing and/or profitably commercialize its technology. These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

If the going concern assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used; in such cases, these adjustments would be material.

3. Basis of presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the IFRS Interpretations Committee ("IFRIC"). The Company applied, as of November 1, 2018, International Financial Reporting Standard ("IFRS") 9 Financial instruments. The nature and effect of those changes are disclosed in Note 5. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

These consolidated financial statements were authorized for issuance and release by the Company's Board of Directors on February 24, 2020.

(a) Basis of consolidation

These consolidated financial statements include the accounts of Micromem Technologies Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation. The Company applies the acquisition method to account for business combinations. Acquisition-related costs are expensed as incurred.

The Company's wholly-owned subsidiaries include:

(i) Micromem Applied Sensors Technology, Inc. ("MAST") which was incorporated in November 2007 and is domiciled in Delaware, United States. MAST has traditionally had the primary responsibility for the exploitation of the Company's technologies in conjunction with various strategic partners and customers.

Micromem Technologies Inc.

Notes to Consolidated Financial Statements

For the years ended October 31, 2019, 2018 and 2017

(Expressed in United States dollars)

3. Basis of presentation (continued)

(a) Basis of consolidation (continued)

(ii) 7070179 Canada Inc. which was incorporated in October 2008 under the Canada Business Corporations Act in Ontario, Canada. The Company has assigned to this entity its rights, title and interests in certain patents, which it previously held, directly, in exchange for common shares of this entity.

(iii)	Inactive subsidiaries	Domiciled in
	Memtech International Inc.	Bahamas
	Memtech International (USA) Inc., Pageant Technologies (USA) Inc.	United States
	Pageant Technologies Inc., Micromem Holdings (Barbados) Inc.	Barbados

(b) Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for financial instruments designated at fair value through profit and loss which are measured at their fair value.

(c) Functional and presentation currency

These consolidated financial statements are presented in United States dollars ("USD"), which is the functional currency of the Company and all of its subsidiaries.

(d) Use of estimates and judgments

The preparation of these consolidated financial statements in conformity with IFRSs requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are reviewed periodically and adjustments are made as appropriate in the reporting period they become known. Items for which actual results may differ materially from these estimates are described in the following section.

(i) Fair value of options and conversion features

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

When the Company incurs losses for income tax purposes, it assesses the probability of taxable income being available in the future, based on budgeted forecasts. These forecasts are adjusted for certain non-taxable income and expenses and specific rules on the use of unused credits and tax losses. When the forecasts indicate that sufficient future taxable income will be available to deduct the temporary differences, a deferred tax asset is recognized for all deductible temporary differences.

Micromem Technologies Inc.

Notes to Consolidated Financial Statements

For the years ended October 31, 2019, 2018 and 2017

(Expressed in United States dollars)

3. Basis of presentation (continued)

(d) Use of estimates and judgments (continued)

(iv) Going concern assumption

The Company applies judgment in assessing whether material uncertainties exist that would cause doubt as to the whether the Company could continue as a going concern.

(v) Expected credit losses on financial assets

Determining an allowance for expected credit losses ("ECLs") for all debt financial assets not held at fair value through profit or loss requires management to make assumptions about the historical patterns for the probability of default, the timing of collection and the amount of incurred credit losses, which are adjusted based on management's judgment about whether economic conditions and credit terms are such that actual losses may be higher or lower than historical patterns suggest.

4. Summary of significant accounting policies

The principal accounting policies applied to the preparation of these consolidated financial statements are set out below:

(a) Foreign currency translation

These consolidated financial statements are presented in USD, which is the functional currency of the Company and all of its subsidiaries. At each reporting date, foreign currency denominated monetary assets and liabilities are translated at year-end exchange rates. Non- monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Income and expenses, and cash flows of foreign operations, are translated into USD using annual average exchange rates. Exchange differences arising from operating transactions are recorded in operating profit or loss for the period; exchange differences related to financing transactions are recognized in finance income or directly in equity.

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

The Company's accounting policy for each class of financial instruments is as follows:

(i) Fair value through profit or loss

Financial instruments classified as fair value through profit or loss are reported at fair value at each reporting date, and any change in fair value is recognized in net income in the period during which the change occurs. In these consolidated financial statements, cash and derivative liabilities have been classified as fair value through profit or loss.

(ii) Loans and receivables and other financial liabilities

Financial instruments classified as loans and receivables and other financial liabilities are carried at amortized cost using the effective interest method. Transaction costs are included in the amount initially recognized. In these consolidated financial statements, development costs receivable have been classified as loans and receivables. Trade payables and other liabilities and convertible debentures have been classified as other financial liabilities.

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

For the years ended October 31, 2019, 2018 and 2017

(Expressed in United States dollars)

4. Summary of significant accounting policies (continued)

(c) Convertible debentures and derivative liabilities (continued)

(i) Initial recognition

Upon initial recognition, the Company determines whether the convertible debentures consist of liability and equity components, or if both components represent liabilities.

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

For convertible debentures which provide conversion into a variable number of shares or into a fixed number of shares for a variable amount of consideration, the conversion option is accounted for as an embedded derivative, which is separated from the host contract. Upon initial recognition, the derivative liability is valued at fair value using a Black Scholes or a binomial pricing model. The carrying amount of the convertible debenture is recognized as the difference between the fair value of the instrument as a whole and the fair value of the derivative liability. Any directly attributable transaction costs allocated to the derivative liability are expensed in the period

(ii) Modifications and extinguishments

To the extent there are changes to the terms of outstanding convertible debentures, these changes may be recorded as a modification or an extinguishment. A substantial change in the terms of an existing financial liability is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The terms are substantially different if the discounted present value of the cash flows under the new terms is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability. A modification of the original financial liability is accounted for as an adjustment to the effective interest rate.

(d) Property and equipment

Property and equipment are recorded at cost and are amortized over their estimated useful lives at the following annual rates and methods:

	Method	Rate
Computers	Declining balance	30%
Furniture and equipment	Declining balance	30%

(e) Impairment of long-lived assets

The Company follows the guidelines prescribed in IAS 36 with respect to the measurement for impairment of assets. The carrying amounts of property and equipment and patents are reviewed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable. When the carrying amount exceeds the estimated recoverable amount, the assets are written down to their recoverable amount.

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

Micromem Technologies Inc.

Notes to Consolidated Financial Statements

For the years ended October 31, 2019, 2018 and 2017

(Expressed in United States dollars)

4. Summary of significant accounting policies (continued)

(g) Patents

Patents are recorded at cost and are amortized on a straight line basis over their estimated useful lives of 5 years.

(h) Stock-based compensation and other stock-based payments

Where equity instruments are granted to employees, they are recorded at the fair value of the equity instrument granted at the grant date. The grant date fair value is recognized in net income over the vesting period. Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received. When the value of goods or services received in exchange for the stock-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The cost recognized for all equity-settled stock-based payments are reflected in contributed surplus, until the instruments are exercised. Upon exercise, shares are issued from treasury and the amount previously reflected in contributed surplus along with any proceeds paid upon exercise, are credited to share capital.

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

5. Adoption of new accounting pronouncements

(a) Amendments to IFRS 2 Share-based payments

IFRS 2 clarifies how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The effective date of these amendments is for annual periods beginning January 1, 2018. The Company has adopted these amendments as of the effective date and has assessed no significant changes as a result of the adoption of these amendments.

Micromem Technologies Inc.

Notes to Consolidated Financial Statements

For the years ended October 31, 2019, 2018 and 2017

(Expressed in United States dollars)

5. Adoption of new accounting pronouncements (continued)

(b) IFRS 9 Financial instruments

IFRS 9 addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost, and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income ("FVOCI"). The effective date of this standard is for annual periods beginning January 1, 2018. The Company has adopted this new standard as of its effective date on a retrospective basis with the exception of financial assets that were derecognized at the date of initial application, November 1, 2018. There was no significant impact on these consolidated financial statements as a result of the adoption of this new standard. The new classification and measurement of the Company's financial assets are as follows:

(i) Amortized cost

This category includes financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the solely principal and interest ("SPPI") criterion. Financial assets classified in this category are measured at amortized cost using the effective interest method.

(ii) Fair value through profit or loss ("FVTPL")

This category includes derivative instruments as well as quoted equity instruments which the Company has not irrevocably elected, at initial recognition or initial application date, to classify at FVOCI. This category would also include debt instruments whose cash flow characteristics fail the SPPI criterion or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect and sell contractual cash flows. Financial assets in this category are recorded at fair value with changes recognized in profit or loss.

(iii) Impairment of financial assets

Critical to the determination of ECLs is the definition of default and the definition of a significant increase in credit risk. The definition of default is used in measuring the amount of ECLs and in the determination of whether the loss allowance is based on 12- month or lifetime ECLs. The Company considers the following as constituting an event of default: the borrower is past due more than 90 days on any material credit obligation, or the borrower is unlikely to pay its credit obligations to the Company in full. The Company monitors all financial assets that are subject to the impairment requirements to assess whether there has been a significant increase in credit risk since initial recognition. If there has been a significant increase in credit risk, the Company will measure the loss allowance based on lifetime rather than 12-month ECLs. In assessing whether the credit risk on a financial asset has increased significantly since initial recognition, the Company compares the risk of a default on the financial asset at the current reporting date against the risk of a default that was anticipated when the financial asset was first recognized, adjusted for remaining maturity of the instrument.

The IFRS 9 requirements for the classification and measurement of financial liabilities are substantially unchanged from IAS 39 except for the removal of cost exception for derivative financial liabilities and changes in fair value as a result of entity's own credit risk now recognized in OCI. The Company has assessed no change in classification and measurement of financial liabilities.

The assessment of the Company's business models was made as of the date of initial application, November 1, 2018, and then applied retrospectively to those financial instruments that were not derecognized before November 1, 2018. There was no adjustment to opening accumulated deficit resulting from the retrospective application of IFRS 9 to these financial instruments.

	IFRS 9	IAS 39

Financial assets
Cash	Amortized cost	FVTPL
Development costs receivable	Amortized cost	Amortized cost
Other receivables	Amortized cost	Amortized cost
Financial liabilities
Trade payables and other liabilities	Amortized cost	Amortized cost
Convertible debentures	Amortized cost	Amortized cost
Derivative liabilities	FVTPL	FVTPL

Micromem Technologies Inc.

Notes to Consolidated Financial Statements

For the years ended October 31, 2019, 2018 and 2017

(Expressed in United States dollars)

5. Adoption of new accounting pronouncements (continued)

(c) IFRS 15 Revenue from contracts with customers

IFRS 15 replaces the previous guidance on revenue. This standard specifies how and when revenue should be recognized based on a five- step model, which is applied to all contracts with customers. The revenue recognition model has changed from one based on the transfer of risks and rewards of ownership to one based on the transfer of control. IFRS 15 became effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company has adopted this new standard as of its effective date, using the full retrospective method of adoption. The Company does not have any current contracts with customers and has assessed no changes to current and prior reporting periods as a result of the adoption of this new standard.

6. New and revised standards and interpretations issued but not yet effective

(a) IFRS 16 Leases

IFRS 16 replaces the previous guidance on leases. This standard provides a single recognition and measurement model to be applied by lessees to leases, with required recognition of assets and liabilities for most leases. This standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. The Company will adopt this new standard as of its effective date.

The Company has reviewed all of the Company's leasing arrangements as at October 31, 2019, in respect of the new lease standard. The standard will primarily affect the accounting of the Company's operating leases. At the reporting date, the Company has non-cancellable operating lease commitments of $132,165 CDN (Note 17). The Company intends to apply the simplified transition approach and will not restate comparative amounts to the year prior to adoption. The Company expects to approximately recognize net right-of-use assets of $74,307, current lease liabilities of $36,442, and non-current lease liabilities of $37,865. The Company does not expect any adjustment to opening accumulated deficit as at November 1, 2019. The Company expects that profit (loss) will decrease (increase) by approximately $4,374 for the year ended October 31, 2020 as a result of the application of IFRS 16.

(b) IFRIC 23 Uncertainty over income tax treatments

IFRIC 23 clarifies the application of recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty over income tax treatments. It specifically addresses whether an entity considers each tax treatment independently or collectively, the assumptions an entity makes about the examination of tax treatments by taxation authorities, how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, and how an entity considers changes in facts and circumstances. IFRIC 23 will be effective for the annual periods beginning on or after January 1, 2019, with earlier application permitted. The Company will adopt this interpretation as of its effective date. The Company has performed a preliminary analysis and has not assessed any significant impacts as a result of the adoption of this standard.

7. Development costs receivable

The Company incurs development costs, and recovers from its development partners, a portion of the costs it has incurred in accordance with meeting milestones as stipulated in development contracts. The remaining balances outstanding from its development partners are recorded as development costs receivable on the statement of financial position.

8. Patents

	November 1,		October 31,			October 31,
	2017	Additions	2018	Additions	Impairment	2019
Cost	$782,828	$121,603	$904,431	$-	$(223,143)	$681,288
Accumulated amortization	351,366	156,960	508,326	152,962	-	661,288
Net book value	$431,462		$396,105			$20,000

The Company holds several patents in the United States for its Multimodal Fluid Condition Sensor Platform. In prior years, the Company had negotiated with a major automotive company and a Tier 1 manufacturer for the development and commercial exploitation of this patented technology. In 2019, the Company discontinued provisional patent applications in international jurisdictions and determined that patents was impaired, its carrying amount was higher than its recoverable amount. The value in use, measured as the present value of the future cash flows expected to be derived from this asset class, has been estimated at a minimum of $20,000 at October 31, 2019. Accordingly, the Company has recorded an impairment reserve of $223,143 in the current fiscal year. The Company maintains that there remains significant potential value in its existing patents in terms of potential licensing agreements and royalty fees once it begins to exploit this asset class in the future.

Micromem Technologies Inc.

Notes to Consolidated Financial Statements

For the years ended October 31, 2019, 2018 and 2017

(Expressed in United States dollars)

9. Convertible debentures

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

					Equity component of
	Convertible debentures		Derivative liabilities		convertible debentures
	2019	2018	2019	2018	2019	2018
(a)	$2,511,514	$2,419,877	$204,366	$151,918	$50,147	$70,283
(b)	87,560	56,694	561,059	498,198	-	-
	$2,599,074	$2,476,571	$765,425	$650,116	$50,147	$70,283

(a) USD denominated debentures with equity components and CDN denominated debentures with embedded derivatives

All loan principal amounts are expressed in original currency and all remaining dollar amounts expressed in USD. Convertible debentures outstanding as at October 31:

	USD (equity component)		CDN (embedded derivative)
	2019	2018	2019	2018
Loan Principal
Opening balance	$931,000	$730,000	$2,234,294	$2,392,860
Issuance during the year	-	231,000	165,266	1,035,800
Repayment or conversion	-	(30,000)	(128,543)	(1,194,366)
Outstanding at year-end	$931,000	$931,000	$2,271,017	$2,234,294

Terms of Loan
Annual interest rate	12% - 24%	12% - 24%	12% - 24%	12% - 24%
Effective annual interest rate	24% - 36%	36% - 37%	13% - 645%	23% - 398%
Conversion price to common shares	$0.04 - $0.07	$0.04 - $0.21	$0.05 - $0.15	$0.05 - $0.15
Remaining life (in months)	1 - 6	0 - 7	0 - 12	0 - 7

Consolidated Statements of Financial Position
Carrying value of loan principal	$906,993	$894,838	$1,464,416	$1,428,616
Interest payable	18,661	15,100	121,444	81,323
Convertible debentures	$925,654	$909,938	$1,585,860	$1,509,939
Derivative liability	$-	$-	$204,366	$151,918
Equity component	$50,147	$70,283	$-	$-

Consolidated Statements of Operations and Comprehensive Loss
Accretion expense	$118,749	$110,469	$914,780	$1,652,007
Interest expense	$191,001	$168,052	$229,673	$284,908
Gain on revaluation of derivative liability	$-	$-	$(846,401)	$(1,322,507)
Loss on conversion of debentures	$-	$-	$-	$6,261
Loss (gain) on extinguishment	$-	$2,792	$(2,865)	$(401,983)

Consolidated Statements of Changes in Equity
Amount of principal converted to common shares	$-	$-	$-	$19,023
Amount of interest converted to common shares	$-	$-	$-	$60,634
Number of common shares issued on conversion of
convertible debentures	-	-	-	770,962

Consolidated Statements of Cash Flows
Amount of principal repaid in cash	$-	$30,000	$96,598	$632,080
Amount of interest repaid in cash	$187,440	$161,424	$159,801	$161,506

Micromem Technologies Inc.

Notes to Consolidated Financial Statements

For the years ended October 31, 2019, 2018 and 2017

(Expressed in United States dollars)

9. Convertible debentures (continued)

(b) USD denominated debentures with embedded derivatives

During the year ended October 31, 2019, the Company has incurred $72,476 (2018 - $40,414; 2017 - $nil) financing costs which primarily consist of early repayment premiums and admin fees relating to the convertible debentures, of which $21,000 (2018 - $nil; 2017 - $nil) was converted into common shares.

Convertible debentures outstanding as at October 31:

	(i)			(ii)
	2019	2018	2019		2018
Loan Principal
Opening balance	$213,600	$-	$101,250		$-
Issuance during the year	563,600	278,600	307,250		142,750
Conversion	(397,600)	(65,000)	(287,500)		(41,500)
Repayment	(75,600)	-	-		-
Outstanding at year-end	$304,000	$213,600	$121,000		$101,250

Terms of Loan
Annual interest rate	4%	12%	10%		10%
Effective annual interest rate	139% - 5044%	4380% - 4932%	4338% - 5368%		3873% - 5658%
Conversion price to common shares	(i)	(i)	(ii)		(ii)
Remaining life (in months)	6 - 11	4 - 12	3 - 12		6 - 8

Consolidated Statements of Financial Position
Carrying value of loan principal	$39,993	$772	$23,429		$262
Interest payable	10,953	12,973	13,185		4,238
Convertible debentures	$50,946	$13,745	$36,614		$4,500
Derivative liability	$370,759	$190,274	$190,300		$89,328

Consolidated Statements of Operations and Comprehensive Loss
Accretion expense	$57,111	$2,496	$165,753		$264
Interest expense	$27,053	$11,769	$21,916		$4,670
Loss on revaluation of derivative liability	$196,842	$8,690	$294,673		$16,332
Loss on conversion of debentures	$49,738	$3,652	$52,181		$10,513
Loss on extinguishment	$2,219	$-	$-		$-

Consolidated Statements of Changes in Equity
Amount of principal converted to common shares	$397,600	$65,000	$287,500		$41,500
Amount of interest converted to common shares	$23,100	$-	$21,969		$6,400
Number of common shares issued on conversion of convertible debentures	29,106,847	2,456,707	33,421,726		982,921
					-
Consolidated Statements of Cash Flow
Amount of principal repaid in cash	$75,600	$-	$-		$-
Amount of interest repaid in cash	$5,973	$-	$-		$-

(i) Conversion price defined as 75% multiplied by average of lowest 3 closing stock prices for the 10 trading days prior to conversion date.

(ii) Conversion price defined as 75% multiplied by lowest stock price for the 20 trading days prior to conversion date.

Micromem Technologies Inc.

Notes to Consolidated Financial Statements

For the years ended October 31, 2019, 2018 and 2017

(Expressed in United States dollars)

9. Convertible debentures (continued)

(b) USD denominated debentures with embedded derivatives (continued)

Convertible debentures outstanding as at October 31:

		(iii)			(iv)
	2019		2018	2019		2018
Loan Principal
Opening balance	$-		$100,200	$308,000		$343,000
Issuance during the year	-		175,800	-		308,000
Conversion	-		(276,000)	(308,000)		(343,000)
Outstanding at year-end	$-		$-	$-		$308,000

Terms of Loan
Annual interest rate	n/a		12%	5%		5%
Effective annual interest rate	n/a		264% - 6002%	5234%		160% - 5242%
Conversion price to common shares	(iii)		(iii)	(iv)		(iv)
Remaining life (in months)	n/a		n/a	n/a		1 - 5

Consolidated Statements of Financial Position
Carrying value of loan principal	$-		$-	$-		$26,755
Interest payable	-		-	-		11,694
Convertible debentures	$-		$-	$-		$38,449
Derivative liability	$-		$-	$-		$218,596

Consolidated Statements of Operations and Comprehensive Loss
Accretion expense	$-		$61,453	$261,042		$212,655
Interest expense	$-		$14,816	$22,443		$20,563
Loss (gain) on revaluation of derivative liability	$-		$19,375	$11,451		$183,392
Loss on conversion of debentures	$-		$43,426	$-		$-
Loss on extinguishment	$-		$-	$-		$-

Consolidated Statements of Changes in Equity
Amount of principal converted to common shares	$-		$276,000	$308,000		$343,000
Amount of interest converted to common shares	$-		$10,145	$18,339		$12,554

Number of common shares issued on conversion of convertible debentures	-		6,076,094	19,510,390		5,934,267

(iii) Conversion price defined as 80% multiplied by lowest 3 closing stock prices for the 10 trading days prior to conversion date.

(iv) Conversion price defined as 75% multiplied by lowest stock price for the 15 trading days prior to conversion date.

Micromem Technologies Inc.

Notes to Consolidated Financial Statements

For the years ended October 31, 2019, 2018 and 2017

(Expressed in United States dollars)

9. Convertible debentures (continued)

(c) Fair value of derivative liabilities outstanding

The fair value of the derivative liabilities is determined in accordance with the Black Scholes or binomial option-pricing models, depending on the circumstances. The underlying assumptions are as follows:

	2019	2018
Share price	$0.02	$0.03
Exercise price	$0.01 - $0.11	$0.02 - $0.11
Volatility factor (based on historical volatility)	173% - 321%	168% - 297%
Risk free interest rate	1.67% - 1.69%	1.74% - 2.22%
Expected life of conversion features (in months)	0 - 12	0 - 12
Expected dividend yield	0%	0%
CDN to USD exchange rate (as applicable)	0.7582	0.7609
Call value	$0.00 - $0.02	$0.00 - $0.02

Volatility was estimated using the historical volatility of the Company's stock prices for common shares.

10. Share capital

(a) Authorized and outstanding shares

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

(b) Private placements

(i) In 2019, the Company completed four private placements with investors consisting of common shares with no warrants, pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received net proceeds of $212,968 and issued a total of 4,961,059 common shares.

(ii) In 2018, the Company completed thirty-three private placements with investors consisting of common shares with no warrants, pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received net proceeds of $866,200 and issued a total of 14,739,272 common shares.

(iii) In 2017, the Company completed twenty-four private placements with investors consisting of common shares, with no warrants, pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received net proceeds of $719,403 and issued a total of 3,873,223 common shares.

Micromem Technologies Inc.

Notes to Consolidated Financial Statements

For the years ended October 31, 2019, 2018 and 2017

(Expressed in United States dollars)

11. Stock options

(a) Stock option plan

The Company has a fixed stock option plan. Under the Company's stock option plan (the "Plan"), the Company may grant options for up to 18,840,000 shares of common stock to directors, officers, employees or consultants of the Company and its subsidiaries. The exercise price of each option is equal to or greater than the market price of the Company's shares on the date of grant unless otherwise permitted by applicable securities regulations. An option's maximum term under the Plan is 10 years. Stock options are fully vested upon issuance by the Company unless the Board of Directors stipulates otherwise by Directors' resolution.

(b)    Summary of changes

	Number of	Weighted average
	options	exercise price
Outstanding at November 1, 2017	6,595,000	$0.37
Granted (i)	2,200,000	0.10
Expired	(2,545,000)	0.34
Outstanding at October 31, 2018
	6,250,000	$0.29
Expired	(520,000)	0.34
Outstanding at October 31, 2019	5,730,000	$0.25

(i) The fair value of the options granted was determined in accordance with the Black Scholes option-pricing model. The underlying assumptions are as follows:

2018
Share price	$0.09
Exercise price	$0.10
Volatility factor (based on historical volatility)	95%
Risk free interest rate	2.07%
Expected life of conversion features (in months)	60
Expected dividend yield	0%
Forfeiture rate	0%

All options vest immediately upon issuance. There were no options issued to directors and officers during the year ended October 31, 2019 (2018 - 700,000; 2017 - 2,500,000) nor employees (2018 - 1,500,000; 2017 - 390,000).

(c) Stock options outstanding at October 31, 2019

			Weighted average
				Remaining
		Number of		contractual life
Date of issue	Expiry Date	options	Exercise price	(years)
June 4, 2015	June 4, 2020	300,000	$0.49	0.6
August 20, 2015	August 20, 2020	940,000	0.46	0.8
September 30, 2015	September 30, 2020	250,000	0.40	0.9
December 30, 2016	December 30, 2021	2,040,000	0.25	2.2
June 29, 2018	June 29, 2023	2,200,000	0.10	3.7
Outstanding and exercisable at October 31, 2019		5,730,000	$0.25	2.4

Micromem Technologies Inc.

Notes to Consolidated Financial Statements

For the years ended October 31, 2019, 2018 and 2017

(Expressed in United States dollars)

12. Loss per share

Basic and diluted loss per share are calculated using the following numerators and denominators:

Numerator	2019	2018	2017
Loss attributable to common shareholders	$(2,832,864)	$(2,362,239)	$(4,346,200)
Loss used in computation of basic and diluted loss per	$(2,832,864)	$(2,362,239)	$(4,346,200)

Denominator	2019	2018	2017

Weighted average number of common shares for computation of basic and diluted loss per share	288,398,051	237,242,674	207,131,781

For the year ended October 31, 2019, 2018 and 2017, all stock options and conversion options were anti-dilutive and, therefore, are excluded from the calculation of diluted loss per share.

13. Income taxes

(a) The Company has non-capital losses of approximately $30.5 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. At October 31, 2019, the tax losses expire as follows:

	Canada	Other foreign	Total
2026	$1,824,942	$-	$1,824,942
2027	1,534,633	-	1,534,633
2028		-	-
2029	1,572,795	452,762	2,025,557
2030	2,122,111	1,880,897	4,003,008
2031	1,278,506	18,526	1,297,032
2032	1,416,917	325,793	1,742,710
2033	1,717,443	157,463	1,874,906
2034	2,484,557	679,089	3,163,646
2035	2,807,765	570,901	3,378,666
2036	3,295,071	441,019	3,736,090
2037	2,637,800	232,719	2,870,519
2038	1,783,250	-	1,783,250
2039	1,224,688	5,254	1,229,942
	$25,700,478	$4,764,423	$30,464,901

(b) In addition, the Company has available capital loss carry forwards of approximately $1.3 million to reduce future taxable capital gains, the benefit of which has not been recognized in these consolidated financial statements. Capital losses carry forward indefinitely.

(c) Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	2019	2018	2017
Non-capital losses and other	$8,073,286	$7,698,859	$7,277,434
Capital losses	175,090	175,090	350,180
Property, equipment, patents and deferred costs	1,668,632	1,567,228	1,598,394
	$9,917,008	$9,441,177	$9,226,008
Deferred tax asset not recognized	(9,917,008)	(9,441,177)	(9,226,008)
	$-	$-	$-

As at October 31, 2019 and 2018, the Company assessed that it is not probable that sufficient taxable profit will be available to use deferred income tax assets based on operating losses in prior years; therefore, there are no balances carried in the consolidated statements of financial position for such assets.

Micromem Technologies Inc.

Notes to Consolidated Financial Statements

For the years ended October 31, 2019, 2018 and 2017

(Expressed in United States dollars)

13. Income taxes (continued)

(d) The reconciliation of income tax attributed to continuing operations computed at the statutory tax rates to income tax expense is as follows:

	2019	2018	2017
Loss before income taxes	$(2,832,864)	$(2,362,239)	$(4,346,200)
Statutory tax rate	26.50%	26.50%	26.50%
Expected income tax recovery	$(750,709)	$(625,993)	$(1,151,743)
Non-deductible expenses and other items	270,610	182,056	413,499
Effect of exchange rate on deferred tax assets carried forward	4,269	225,846	424,023
Effect of higher tax rates in foreign jurisdiction	-	-	163,651
Change in deferred tax assets not recognized	475,830	218,091	150,570
	$-	$-	$-

14. Operating expenses

(a) General and administration

The components of general and administration expenses are as follows:

	2019	2018	2017
General and administrative	$56,720	$63,936	$98,187
Rent and occupancy	64,647	70,674	72,725
Office insurance	26,812	117,615	54,023
Investor relations, listing and filing fees	49,029	53,113	80,486
	$197,208	$305,338	$305,421

(b) Professional, other fees and salaries

The components of professional, other fees and salaries expenses are as follows:

	2019	2018	2017
Professional fees	$157,354	$165,685	$224,139
Consulting fees	53,845	316,815	813,735
Salaries and benefits	230,782	264,780	395,239
	$441,981	$747,280	$1,433,113

15. Supplemental cash flow information

The following provides a reconciliation of the cash flows from convertible debentures and derivative liabilities :

	2019	2018
Balance - beginning of year	$3,126,687	$2,978,751
Cash flows from financing activities:
Proceeds from issuance of convertible debentures	780,891	1,457,983
Repayments of convertible debentures	(172,198)	(662,080)
Non-cash changes:
Increase in loan principal (i)	60,000	-
Accretion expense	1,517,436	2,039,344
Accrued interest on convertible debentures	164,243	125,328
Gain on revaluation of derivative liabilities	(343,436)	(1,094,718)
Gain on extinguishment of debt	(646)	(399,191)
Convertible debentures converted into common shares	(1,636,825)	(1,093,842)
Renewal of convertible debentures	(106,594)	(137,854)
Foreign exchange gain	(25,059)	(87,034)
Balance - end of year	$3,364,499	$3,126,687

(i) In accordance with the convertible debenture agreements, additional consideration was provided as of the conversion date, based on the stipulated conversion price.

Micromem Technologies Inc.

Notes to Consolidated Financial Statements

For the years ended October 31, 2019, 2018 and 2017

(Expressed in United States dollars)

16. Key management compensation and related party transactions

The Company reports the following related party transactions:

(a) Key management compensation

Key management personnel are persons responsible for planning, directing and controlling activities of the Company, including officers and directors. Compensation paid or payable to these individuals (or companies controlled by such individuals) are summarized as follows:

	2019	2018	2017
Professional, other fees, and salaries	$4,684	$235,297	$667,724
Stock-based compensation	-	44,740	382,531
	$4,684	$280,037	$1,050,255

In 2019, these parties were not awarded any options (2018 - 700,000 options at an exercise price of $0.10; 2017 - 1,950,000 options at an exercise price of $0.25).

(b) Trade payables and other liabilities

As at October 31, 2019 and 2018, the Company reports in trade payables and other liabilities a balance owing to the former President of MAST of $193,174 which represents alleged outstanding wages payable, see Note 18(b).

As at October 31, 2019 and 2018, the Company reports $167,000 in trade payables and other liabilities owing to a company whose major shareholder is a director of the Company and who has also previously served as its Chief Technology Officer. This individual was elected as a director on February 19, 2014. The balance reported relates to alleged services provided in 2015; there have been no invoices submitted by this related party after October 31, 2015.

(c) Convertible debentures

In May 2019, the CEO of the Company subscribed for a short-term loan of $15,000 CDN ($11,450 USD). At October 31, 2019, $10,000 CDN ($7,582 USD) in loan principal remains outstanding.

In January 2018, the CEO of the Company subscribed for a convertible debenture of $150,000 CDN ($114,138 USD). At October 31, 2019, $52,319 CDN ($39,756 USD)(October 31, 2018 - $ 100,862 CDN, $76,713 USD) in loan principal remains outstanding.

17. Commitments

The Company has extended the lease for its premises through July 2022. The lease term is for 5 years and stipulates base monthly rental expenses of $4,005 CDN. Lease commitments are as follows:

CDN
Less than one year	$48,060
Two to five years	84,105
$132,165

Micromem Technologies Inc.

Notes to Consolidated Financial Statements

For the years ended October 31, 2019, 2018 and 2017

(Expressed in United States dollars)

18. Contingencies

(a) The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company's bylaws. The Company maintains insurance policies that may provide coverage against certain claims.

(b) On October 7, 2018, the former President of MAST, Inc. (a wholly-owned subsidiary), Mr. Steven Van Fleet, filed a lawsuit against Micromem and MAST in New York State Supreme Court, Dutchess County. In the action, Mr. Van Fleet is seeking payment of $214,574 plus interest relating to alleged remuneration and expense reimbursements due to him prior to his resignation as an officer and director of Micromem and MAST on August 17, 2018. The Company answered the complaint on December 7, 2018 by denying the material allegations in Mr. Van Fleet's claims. In addition, the Company interposed 7 counterclaims against Mr. Van Fleet seeking, among other things: (i) damages of not less than $2.75 million, (ii) specific performance to compel Mr. Van Fleet to comply with his contractual obligations which were required for the period of time that he served as an officer and director through to his resignation date; (iii) repayment of certain salary and expenses paid to Mr. Van Fleet; (iv) a direction for Mr. Van Fleet to turn over all Company property in his possession or control; (v) an accounting to determine all money and property belonging to the Company and/or MAST. On January 24, 2019, the Company amended its original answer and counterclaims to include, among other things, a demand for additional damages based on new information that had come to light. On February 8, 2019, Mr. Van Fleet, through his counsel, replied to and denied the material allegations in Micromem's counterclaims. The Company reports an accrual of $205,788 at October 31, 2019 with respect to alleged remuneration and expense reimbursements claimed by Mr. Van Fleet but, nonetheless, has denied the allegations in Mr. Van Fleet's claims. The matter is currently at the pre-trial stage, pending discoveries and remains as a contingency at February 24, 2020.

19. Financial risk management

(a) Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in foreign exchange rates. The Company is exposed to currency risk to the extent that it incurs expenses and issues convertible debentures denominated in Canadian dollars. The Company manages currency risk by monitoring the Canadian position of these monetary financial instruments on a periodic basis throughout the course of the reporting period.

As at October 31, 2019, balances that are denominated in CDN are as follows:

	2019	2018
Cash (bank indebtedness)	$(3,188)	$99,139
Trade payables and other liabilities	$387,766	$318,172
Convertible debentures	$2,010,940	$1,877,487
Derivative liabilities	$207,161	$199,650

A 10% strengthening of the USD against the CDN would decrease accumulated deficit by $126,371 as at October 31, 2019 (2018 - decrease accumulated deficit by $158,836). A 10% weakening of the USD against the CDN would have had the opposite effect of the same magnitude.

(b) Interest rate risk

Interest rate risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in market interest rates. The Company is exposed to interest rate risk on its interest-bearing convertible debentures. This exposure is limited due to the short-term nature of the convertible debentures.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company's policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company's management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise. The Company's funding is provided in the form of capital raised through the issuance of shares on conversion of convertible debentures. All financial liabilities are due within 1 year as at October 31, 2019.

Micromem Technologies Inc.

Notes to Consolidated Financial Statements

For the years ended October 31, 2019, 2018 and 2017

(Expressed in United States dollars)

19. Financial risk management (continued)

(c) Liquidity risk (continued)

(i) Trade payables

The following represents an analysis of the maturity of trade payables:

	2019	2018
Less than 30 days past billing date	$18,201	$87,356
31 to 90 days past billing date	13,259	12,837
Over 90 days past billing date	781,230	740,131
	$812,690	$840,324

As at October 31, 2019, trade payables include $540,000 (2018 - $334,000) of invoices which the Company has disputed and/or are stale-dated. The Company does not anticipate that it will be required to discharge such amounts.

(ii) Convertible debentures and derivative liabilities

The following represents an analysis of the maturity of the convertible debentures and derivative liabilities:

	2019		2018
	Convertible	Derivative	Convertible	Derivative
	debentures	liability	debentures	liability
Less than three months	$754,799	$75,528	$862,686	$90,142
Three to six months	1,168,349	71,326	1,346,315	382,309
Six to twelve months	675,926	618,571	267,570	177,665
	$2,599,074	$765,425	$2,476,571	$650,116

(d) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash, development costs receivable, and other receivables. The maximum exposure to credit risk is the carrying value of these financial assets, which amounted to $46,056 as at October 31, 2019 (2018 - $288,673). The Company reduces its credit risk by assessing the credit quality of counterparties, taking into account their financial position, past experience and other factors.

The Company held cash of $46,056 at October 31, 2019 (2018 - $206,832). The cash is held with central banks and financial institution counterparties that are highly rated. The Company has assessed no significant change in credit risk and an insignificant loss allowance, which was not recognized in these consolidated financial statements.

20. Fair value hierarchy

Assets and liabilities recorded at fair value in the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

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

The Company's policy for determining when transfers between levels of fair value hierarchy occur is based on the date of the event or changes in circumstances that caused the transfer. During the year ended October 31, 2019 and 2018, there were no transfers between levels.

Micromem Technologies Inc.

Notes to Consolidated Financial Statements

For the years ended October 31, 2019, 2018 and 2017

(Expressed in United States dollars)

21. Capital risk management

The Company's objectives when managing capital are to (i) maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, (ii) ensure it has sufficient cash resources to further develop and market its technologies and

(iii) maintain its ongoing operations. The Company defines its capital as its net assets (total assets less total liabilities). In order to secure the additional capital necessary to pursue these objectives, the Company may attempt to raise additional funds through the issuance of equity or convertible debentures or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended October 31, 2019.

22. Subsequent events

Subsequent to October 31, 2019:

(a) The Company secured, in aggregate, $411,891 in convertible debentures with terms of 6 to 12 months. These loans have conversion features which become effective six months after initiation date.

(b) The Company repaid $122,764 CDN and $80,000 USD in convertible debentures and $179,370 in convertible debentures were converted into 15,927,765 common shares.

(c) The Company extended convertible debentures that were within 4 months of maturity date from October 31, 2019. Extension terms ranged from 2 months to 6 months.

(d) The Company secured private placements with investors consisting of common shares with no warrants pursuant to prospectus and registrations set forth in applicable securities law. It realized net proceeds of $402,161 and issued a total of 10,008,491 common shares.

ITEM 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No. 1.1	Articles of Incorporation of Micromem Technologies Inc. and amendments thereto in effect as of January 11, 2000, (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on January 11, 2000).

Exhibit No. 1.2	Articles of Incorporation of Amendment of Micromem Technologies Inc. dated as of October 17, 2001 amending the Articles of Incorporation of Micromem Technologies Inc. to increase the number of directors to a minimum of three and a maximum of ten (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 26, 2003).

Exhibit No. 1.3	Articles of Incorporation of Amendment of Micromem Technologies Inc. dated as of June 24, 2002 amending the Articles of Incorporation of Micromem Technologies Inc. to increase the number of directors to a minimum of 3 and a maximum of 12 (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 26, 2003).

Exhibit No. 1.5	By-Laws of Micromem Technologies Inc. in effect as of January 11, 2002, (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on January 11, 2000).

Exhibit No. 1.6	Amendment to the By-Laws of Micromem Technologies Inc. approved by shareholders on June 29, 2000, deleting the requirement from the By-Laws that the President shall be appointed from amongst the directors (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 26, 2003).

Exhibit No. 8.1	List of Subsidiaries (Incorporated by reference to the Company’s Annual Report on Form 20-F filed with the Commission on March 1, 2010)

Exhibit No. 12.1	Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 12.2	Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 13.1	Officer's Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 13.2	Officer's Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 15.1	Consent of MNP LLP (filed herewith)

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

MICROMEM TECHNOLOGIES INC.

By: /s/ Joseph Fuda

Name:Joseph Fuda

Title: Chief Executive Officer

By: /s/ Dan Amadori

Name:Dan Amadori

Title: Chief Financial Officer

Dated: February 28, 2020