Form 20-F
period 2020-10-31
MICROMEM TECHNOLOGIES INC
filed 2021-02-22
CIK 1085921

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended October 31, 2020
Or

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or

[  ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell report……………………………

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
402,552,453 Common Shares

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
Yes [X]      No [  ]

Indicate  by check mark whether the registrant is a large, accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large, accelerated filer," accelerator filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large Accelerated Filer [ ]	Accelerated Filer [ ]	Non-Accelerated Filer [X] Emerging growth company [ ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.         [  ]

Indicate by check mark whether the registrant has filed a  report  on attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report.         [  ]

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

Forward Looking and Cautionary Statements

This Form 20-F contains certain forward-looking statements. These forward-looking statements are based on current expectations, estimates and projections about the business of our Company and the industry in which we operate, our management's beliefs, and assumptions made by our management. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks" and "estimates," variations on such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Our actual results could differ materially from those expressed or forecasted in these forward-looking statements as a result of certain factors, including those set forth under Item 3-Key Information - Risk Factors and elsewhere in this Form 20-F.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Fiscal Years 2020, 2019, 2018, 2017 and 2016

The following table sets forth our selected consolidated financial data in United States dollars as of and for each of the fiscal years ended October 31, 2020, October 31, 2019, October 31, 2018, October 31, 2017 and October 31, 2016.  The selected consolidated financial data has been derived from our audited consolidated financial statements. All information contained in the following table should be read in conjunction with our audited consolidated  financial statements and the notes thereto in "Item 18-Financial Statements" and "Item 5 - Operating and Financial Review and Prospects" included elsewhere in this Annual Report on Form 20-F.

Our consolidated financial statements for the years ended October 31, 2020, 2019, 2018, 2017 and 2016 have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

International Financial Reporting Standards

Selected balance sheet information

(all amounts in U.S. dollars)

	2020	2019	2018	2017	2016
Working Capital (deficiency)	(4,202,571)	(4,301,324)	$ (3,828,503)	$ (3,865,390)	$ (4,316,730)
Capital Assets	49,249	2,677	9,228	9,822	10,988
Total Assets	278,026	83,484	710,737	916,643	736,043
Capital Stock	85,463,642	84,153,696	82,282,903	80,198,194	75,855,139
Shareholder's (deficiency)	(4,187,342)	(4,278,647)	$ (3,423,170)	$ (3,424,106)	$ (3,902,142)

Selected statement of operations and deficit information

(all amounts in U.S. dollars)

	2020	2019	2018	2017	2016

Interest and other income	$ -	$ -	$ -	$ -	$ -
Research and development expenses (recovery)	-	(41,546)	(130,069)	147,008	3,635,613
General and administrative and other expenses (6)	948,420	1,599,137	1,742,463	3,004,027	2,950,978
(Gain) on revaluation of derivatives liabilities (1)	(771,920)	(343,436)	(1,094,772)	(1,614,822)	(295,616)
Loss on conversion of debentures (2)	96,484	101,919	63,852	1,009,680	-
(Gain) on extinguishment of debt (5)	(127,409)	(646)	(399,191)	-	-
Accretion expense (3)	1,099,818	1,517,436	2,039,344	1,358,101	514,560
Stock compensation expense (4)	-	-	140,612	442,206	-
Loss before income taxes	(1,245,393)	(2,832,864)	(2,362,239)	(4,346,200)	(6,805,535)
Net Loss	(1,245,393)	(2,832,864)	(2,362,239)	(4,346,200)	(6,805,535)

(1)

(Gain) on revaluation of derivative liabilities for 2020, 2019, 2018, 2017 and 2016 above relates to the measurement of the derivative liabilities relating to the outstanding convertible bridge loans.  The gain as reported is a non-cash charge which is calculated in accordance with IFRS.

(2)	Loss on conversion of debt relates to the inducement of additional common shares issued to the bridge loan lenders who converted their bridge loans to common shares.
(3)	Accretion expense is a non-cash expense calculated in accordance with IFRS and relates to increasing the face value of the debt to the contracted amount over the term of the loan.
(4)	Stock compensation expense is a non-cash expense calculated in accordance with the Black Scholes option pricing model or the binomial pricing mode
(5)	Gain on extinguishment of debt relates to the replacement of an existing debt instrument at maturity date with a new debt instrument reflecting revised renewal terms at maturity date.
(6)

Includes general and administrative expenses, professional fees, other fees, salaries, travel and entertainment expenses, amortization expense, interest expense and financing costs.  Also included in 2020 is the recovery of a reserve of $205,788 for litigation costs which was recorded in 2018-19.

Currency and Exchange Rates

Our financial statements are all expressed in United States dollars. All other financial data appearing in this Form 20-F are expressed in United States dollars with the exception of certain limited cases when reference is made to instruments denominated in Canadian dollars ("CDN $").

Transactions that were conducted in Canadian dollars or other foreign currencies have been converted into United States dollars using the 3 month average rate of exchange per quarter which rate approximates the rate of exchange prevailing at the date of such transactions. Monetary assets and liabilities denominated in Canadian dollars or other foreign currencies but expressed in this Form 20-F in United States dollars have been converted into United States dollars at the rate of exchange prevailing on the date of the applicable financial statement. Non-monetary assets and liabilities denominated in Canadian dollars but expressed in this Form 20-F in United States dollars have been converted into US dollars at the historical exchange rate at the date of the transaction.

The following table sets forth, for the periods indicated, the high, low, end of period and average for period based on the Noon Buying Rates as published by the Bank of Canada, as expressed in the amount of U.S. Dollars equal to one Canadian dollar.

	2020	2019	2018	2017	2016
High for period	0.7863	0.7699	0.7513	0.8245	0.7972
Low for period	0.6898	0.7353	0.8138	0.7276	0.6854
End of period	0.7854	0.7699	0.7609	0.7971	0.7461
Average for period	0.7461	0.7529	0.7767	0.7708	0.7538

The following table sets forth, for each period indicated, the high and low exchange rates for United States dollars expressed in Canadian dollars on the last day of each month during such period, based on the Noon Buying Rate.

	February	March	April	May	June	July
	2020	2020	2020	2020	2020	2020
High	1.3429	1.4187	1.3922	1.3787	1.3682	1.3432
Low	1.3361	1.4156	1.3910	1.3764	1.3628	1.3404

	August	September	October	November	December	January
	2020	2020	2020	2020	2020	2021
High	1.3097	1.3391	1.3349	1.2985	1.2769	1.2726
Low	1.3042	1.3339	1.3318	1.2965	1.2732	1.2716

On February 18, 2021 the noon buying rate for one Canadian dollar, as quoted by the Bank of Canada, was CDN $1.2696 =  U.S. $1.00.

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

Our ability to continue as a going concern is dependent upon the successful commercialization of our sensor technology platforms that we currently have under development with our industry partners. Ultimately, we must achieve a profitable level of operation through licensing fees, royalties and the commercial sale of our products. We will require additional financing in the interim to fund our activity.

At October 31, 2020 we had $191,479 of  cash on hand.  Our working capital deficiency  is $4,202,571 at October 31, 2020. Subsequent to October 31, 2020, through to the date of the filing of this Annual Report on Form 20-F, we have raised an additional $52,000 through the issuance of convertible debentures and $95,815 through seven  private placements.

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

The  COVID-19 pandemic  creates  additional risk for the Company if there is a prolonged  industry  slowdown  in those sectors  where the Company currently operates , including the oil and gas sectors in particular.  The Company has encountered delays in the commercialization plans for  its technology  with its primary customers. There remains  considerable  uncertainty as of this date as to the duration of the pandemic. If the pandemic  continues  for an extended period of time in 2021, there could be repercussions to the Company's ongoing  business  which could be significant.

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

We continued to develop applications of our sensor technology in 2020 working with our technical advisors and our strategic development partners. We are pursuing joint development agreements with potential strategic partners with the expectation that we will jointly develop sensor applications for use by these potential strategic partners. We believe that these current initiatives will result in revenues and cash flow to the Company in the future but there can be no assurance when and if such revenues will be achieved.

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

Additionally, our ability to compete successfully will depend on elements outside of our control, including the rate at which customers incorporate our technology into their products, the success of such customers in selling those products, our protection of our intellectual property, the number, nature and success of our competitors and their product introductions and general market and economic conditions. Our success will depend on our ability to protect our intellectual property, to develop, introduce, and license or sell in a timely manner our technology or products incorporating our technology and to compete effectively on the basis of factors such as speed, density, die size and power consumption.

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

Our success will depend, in part, on our ability to protect our intellectual property. We rely primarily on patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our proprietary technology and processes. Despite our efforts to do so, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology, develop similar technology independently or design around our patents. Policing unauthorized use of our products is expensive and difficult, and we cannot be certain that all required steps we have taken will prevent misappropriation or infringement of our intellectual property.

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

Steven Van Fleet resigned as President of our wholly-owned subsidiary, Micromem Applied Sensor Technologies, Inc. (MAST) in August 2018.  Micromem has engaged other consultants since September 2018 to assist the Company after Mr. Van Fleet's departure.  There can be no assurances that such efforts will be successful.

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

In January 2020, the court set a schedule for completing discovery, which later had to be revised due to the COVID-19 pandemic. In May 2020, the court revised the discovery schedule, which required the parties to complete depositions and all remaining discovery by August 26, 2021. Counsel for the parties agreed that Mr. Van Fleet's deposition would proceed on July 31, 2020.  The day before the deposition, Mr. Van Fleet's counsel advised the Company's counsel that if Mr. Van Fleet were to appear at the deposition, he would invoke his Fifth Amendment right not to incriminate himself with respect to the Company's counterclaims, and that rather than doing so, Mr. Van Fleet had chosen not to appear for his deposition and would never appear for his deposition in the future. In light of this development, on September 25, 2020 the Company's counsel moved for a default judgment, asking the court to strike Mr. Van Fleet's claims and to enter a judgment in the Company's favor on its counterclaims.  Mr. Van Fleet has not submitted any opposition to the motion.  Although the motion has not yet been decided, given that the facts and law support a default, and the motion is unopposed, we anticipate that the court will grant the motion striking Mr. Van Fleet's claim and schedule a hearing to determine the Company's damages on its counterclaims.

Micromen has now filed for default judgement of all Mr. Van Fleet's alleged claims and is now seeking a judgement for damages against Mr. Van Fleet as contemplated in the counter-claim which it filed on January 24, 2019. Based on these developments, we believe that, at October 31, 2020, the reasonable value of Mr. Van Fleet's claims against the Company was $nil. At October 31, 2020, the Company has eliminated the accrual of $205,788 which it reflected in its accounts at October 31, 2019 with respect to the alleged remuneration and expense reimbursements originally claimed by Mr. Van Fleet in October 2018.  While the Company is currently seeking judgement for damages, it has not reflected any amount as receivable at October 31, 2020 as there is no certainty to date that damages will be awarded to the Company.

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

Risks associated  with  the COVID-19  pandemic:

The impact on the Company of the COVID-19 pandemic during the 2020 fiscal year has  been significant. Management  has taken  a number of remedial  steps  including  (i ) closed the office in mid-March, and it remains closed as of the date of this Annual Report.  Our staff is working remotely from their homes, (ii ) utilized  the Canada Employment Wage Subsidy program from the  Canadian Federal Government to support  our payroll obligations in 2020, (iii) utilized the Canadian Federal Government small business loan program and secured  a $40,000 CDN  ($30,629 USD )  term loan which is as described in our consolidated financial statements.  An additional $20,000 CDN ($15,135 USD) of term loan financing under this program was secured in January 2021, ( iv) regular phone and electronic contact with our key service providers, subcontractors, and customers,  and (v) all business-related travel was  suspended as of March 10, 2020.

.

There remains  substantial uncertainty as to the duration of the pandemic.  If the pandemic continues for an extended period of time in 2021, there may  be repercussions to the Company's ongoing business which could be significant.

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

  an acquisition of our common shares if the acquisition were made in connection with the person's business as a trader or dealer in securities.
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

The Evolution of Micromem from Memory to Sensor Based Client Solutions

Micromem Applied Sensors Technologies, Inc., our wholly-owned subsidiary ("MAST") was incorporated in 2008 in the State of Delaware. MAST was formed in connection with a contract with BAE Systems in Nashua, New Hampshire. BAE Systems is a Department of Defense trusted facility, which can only do business with U.S. entities (ITAR regulations). BAE Systems' interest was in the potential to utilize our MRAM technology in a radiation-hardened environment for military applications.  During this work it was determined that the Hall sensor, which was integral to the MRAM design, had several performance characteristics that by itself, as a product, would potentially create value for MAST.

Frost & Sullivan was contracted by MAST in 2009 to assess the market opportunities for a late entry into the Hall sensor market. The Hall sensor market in 2009 was robust at an estimated $1.9 billion USD. The market barriers were mature market, declining margins and heavy competition. A decision was taken to not enter the Hall sensor component market for the above reasons. A decision was taken to explore the market opportunities associated with creating unique sensor based solutions that revolved around our patented Hall sensor technology.

A decision was taken to internally develop, at our own cost, proof of concepts for products that we had gleaned, through our marketing efforts, to have potential market value. These included a magnetic gold sensor for drilling plug analysis, an oil condition sensor for automotive use and an oil/gas aerial exploration platform.

In 2010, MAST was engaged  to develop a sensor platform for detecting four nanometer magnetic particles in a flowing oil stream at a concentration less than 1 ppb. Another revenue generating opportunity came in 2011 from a supplier for high speed air bearing motors. MAST replaced the incumbent Hall sensor supplier and delivered a unique circuit board form factor that incorporated the smallest Hall sensor in the world.

In 2011 MAST became aware of the NineSigma Open Innovation model. Nine Sigma's core services connect innovation-seeking companies to the best solutions, capabilities, and partners around the world. MAST's relationship with NineSigma provided us access to the Global Fortune 1000 companies and resulted in a future sales proposal pipeline.

In 2011, a decision was taken to stop research and development effort in the MRAM market space. This decision was taken, in part, due to the high capital demand for staying current in the rapidly changing technology and, equally important, the MRAM market had not grown at the anticipated growth rates. Micromem had amassed multiple memory patents and in 2013 began efforts to value the patent portfolio and attempt to arrange for a sale of these assets.

Until 2014, Micromem funded virtually all of its research and development initiatives. Our main priority was to provide customers with sensor based platform solutions that address their difficult business problems. By 2015 we had advanced a number of our product development initiatives under joint product development agreements with our clients Chevron, Castrol,  Flextronics, and Eversource Energy.  Our pipeline of development projects expanded.

In 2016 and 2017, we attempted to advance our projects towards field trials.  The Flextronics and Eversource projects were ultimately discontinued.  We continued with the Chevron and Castrol development projects and began discussions with Repsol SA.

In 2018 the Castrol project was discontinued.  We continued to advance our Chevron and Repsol S.A. projects.

In October 2018, Steve Van Fleet filed a lawsuit again the Company and MAST seeking payment of alleged remuneration and expense reimbursements due to him totaling $214,574.  The Company has denied the allegations and, in turn, interposed counterclaims again Mr. Van Fleet seeking, among other things, damages of not less than $3.0 million.  The Company  continues  to pursue this  legal matter as of the date of this  Annual Report.  See "Item 5 - Contingencies" in this Annual Report.

2019 Developments:

Chevron : In 2019 we continued to engage with Chevron personnel and with our engineering subcontractor, Entanglement Technologies Inc. ("Entanglement").  We met with the Chevron team members in their Houston offices on seven occasions to continue our dialogue and measure our go forward path.  We also met directly with Entanglement on three occasions for these purposes. The field testing of the onsite pilot program was coordinated between Chevron, Entanglement and the Company and commenced in March 2019 at a California based oil well site operated by Chevron.  The initial on site testing was conducted over a period of approximately six weeks.  Thereafter sample testing from the onsite well continued in both the Entanglement and Chevron laboratories. Chevron advised that the results of the testing that has been completed to date has met with their expectations and requirements and that the performance of the technology in the onsite pilot and subsequent lab sample testing has been validated. In 2019, under the terms of the preexisting development agreement with Chevron, they paid $77,597 relating to the work that the Company invoiced for the ongoing pilot tests.

Romgaz:  Romgaz is the state-controlled gas company in Romania.  We initiated a dialogue with the senior management team at Romgaz in May 2019.The opportunity developed as a result of the progress that we had experienced with our Chevron initiative which, by that point, has advanced to the onsite pilot program referenced above.

We continued our initial discussions with Romgaz thereafter and, in October 2019, we announced that the Company had executed a letter of intent ("Romgaz LOI") which afforded the Company the opportunity to sell the ARTRA technology units to Romgaz and to develop a robust analytics solution for the technology.  The key conditions to progressing the Romgaz LOI were twofold -  that Romgaz would continue with their due diligence on the ARTRA technology, and  that manufacturing of the commercial units in the future would be completed, with the Company's input, in Romania.

Discussions and negotiations with Romgaz continued after the execution of the Romgaz LOI in October 2019. These discussions involved Chevron whom the Company introduced to Romgaz as part of the Romgaz due diligence process.

As of October 31 , 2019 , the Company was negotiating with Romgaz  with respect to  initial purchase orders  that Romgaz  would  be issuing to  Micromem -(a) for the purchase of initial units of the existing ARTRA technology for training and education purposes,(b)  for a proposal by Micromem to deliver a comprehensive analytics solution to Romgaz for the technology, and, (c) pending satisfactory completion of (b) , a purchase order for commercial orders for the technology which is to be manufactured in Romania.

Repsol: In Q1 2019 we submitted a proposed letter of intent (" Repsol LOI") to the Repsol engineering team with whom we engaged in September 2018 after the resignation of Mr. Van Fleet .The Repsol LOI was intended to reset the go forward product development parameters, marketing efforts and cost sharing arrangements for this project.  The original Repsol purchase order submitted in 2017 was suspended as part of these current discussions with Repsol.

The underlying technology for the Repsol initiative has been referenced in our 2018 Annual Report as the RT Lube Analyzer.  The initial development completed on this technology between 2016-2018 was undertaken by the Company and its engineering subcontract, SBM Microsystems.  In 2019 we moved the project to an engineering and manufacturing entity in Toronto Canada. In mid-2019, we began negotiations with the Repsol team towards a final development contract.

B. Business Overview

Update of Product Development Activity at October 31, 2020

The current status of our active development projects is as reported below; in general, the COVID-19 pandemic resulted in delays encountered on the continued progress of our product development initiatives after February 2020.

Chevron: We maintained a dialogue with Chevron throughout 2020. Chevron curtailed development activity  in 2020 after the onset of the COVID -19 pandemic. Chevron continues to have interest in our interwell tracer technology. We anticipate that there will be continued opportunity to engage with Chevron with the potential for Micromem to generate commercial sales to Chevron.

Romgaz:  Our discussions with Romgaz have been continuous on a weekly basis throughout fiscal 2020 and have continued to progress since our October 31, 2020 fiscal year end.  The COVID-19 pandemic has resulted in delays in the execution of our commercial activity with Romgaz during the 2020 fiscal year.

In December 2019 Romgaz put forward a series of questions to Chevron relating to the Chevron experience with the ARTRA technology and the testing that Chevron had conducted in 2019.  The dialogue that the Company coordinated between Romgaz and Chevron was positive, and the specifics of these discussions were approved by both parties and posted to the Micromem website on December 20, 2019.

The key go-forward points in these discussions, at the current date are as follows: (i) we are anticipating an initial purchase order for several interwell tracer devices, similar to the technology that Chevron deployed in their California field trials in 2019 - 2020, (ii) Micromen will be commissioned to conduct/lead a development program to enhance and expand the analytics capabilities of the existing technology with the end goal of delivering a comprehensive analytics solution to Romgaz for its specific performance requirements in its gas wells, (iii) Micromen and Romgaz are pursuing discussions whereby the technology application  being developed will be manufactured on a commercial scale in Romania, and, (iv) it is expected that the technology that will be manufactured in Romania will be suitable for both oil and gas well applications.  A joint venture agreement between Micromen and Romgaz is contemplated.

Repsol: We had minimal  contact  and interaction  with this Spanish energy conglomerate in 2020.We intend to resume  this  dialogue  in 2021.

Other developments: In anticipation of the developments with  our strategic partners  in 2021 , the Company  is planning for  its business activity to include the following  components:  (i) continuance of its working relationship  with  the developer of the  Artra  171 technology  which  Chevron  has  successfully tested in on site testing of operating  oil wells and for which we  anticipate  Romgaz  purchase orders in 2021 and, (ii) we will pursue our plans to develop a captive, small engineering/product development team based in Toronto.  In this context, we announced a working relationship with a Toronto-based engineering/manufacturing group ( "Group")  in the aftermath of the departure of Steve Van Fleet in August 2018.  At that time, this Group provided technical guidance and assistance to Micromen as we navigated our discussions with Chevron, Repsol and Romgaz.  As our plans to establish this Toronto- based resource develop further, we expect this Group to have a significant role as a strategic partner to Micromen, and (iii) we plan to add additional senior management to the Micromem team in the project management, engineering  and financial reporting areas of discipline.

Deferred development costs / development expenses

Until October 31, 2016, we capitalized as deferred development costs the expenditures that we incurred on these projects, net of the recoveries of such costs from our development partners.  Since November 2016, we have expensed net costs as such costs did not meet the criteria for capitalization based on our impairment analysis.

We have previously reported on the chronology, by customer, of our investment in development costs relating to our various projects which we undertook with our strategic partners. A summary of these costs and recoveries between 2012 and 2020 is provided as below:

Net Costs absorbed by the Company:

	(1)	(2)	(3)	(4)	(5)	(6)	(7)	Total
Cost incurred	4,499,466	225,000	2,035,676	939,458	2,470,329	1,129,168	522,720	11,821,817
Recoveries from development partners	(3,442,050)	(100,000)	(838,500)	(300,000)	(200,000)	-	(46,000)	(4,926,550)
Net costs absorbed by the Company	1,057,416	125,000	1,197,176	639,458	2,270,329	1,129,168	476,720	6,895,267

1. Chevron (2013-2019)

2. Repsol (2018-2019)

3. Castrol (2014-2018)

4. Saudi Aramco (2012-2013)

5. Northeast Utilities (2013-2015)

6. GM/Flextronics (2012-2015)

7. Other (various) (2011-2014)

The Chevron development project has been  self-funding after 2016.  The Castrol project was suspended in 2018 given that Castrol was not prepared to commit additional funding to the project.  The Saudi Aramco contract was completed in 2014.  The Northeast Utilities contract was terminated in 2015 given that Northeast Utilities was not prepared to commit additional funding to the project other than in kind consideration.  The GM/Flextronics work commenced in 2012; the Company was absorbing all of the costs associated with the development of the prototype product being developed in conjunction with GM/Flextronics.  The prototype work was suspended due to the turnover of the GM project team by 2016-2017 and the Company's decision to stop committing additional funding to the project after 2016.  The Company has been awarded several patents relating to the work completed on the GM/Flextronics project.

In 2019 the Company incurred $36,051 of expenses with respect to the ongoing costs associated with the Chevron project and recovered $77,597 from Chevron including payments received for certain milestones achieved in 2018.

The Company remains as a pre revenue entity at October 31, 2020. It did not incur  any further development expenses  on any project in 2020  and it did not submit  any invoices to  any of its customers  in 2020.

Given the progress and momentum achieved to date with Chevron and  with Romgaz, the Company believes it will have commercial orders and revenues in 2021, although there can be no assurances such orders will be made or that revenues will be achieved.

Intellectual Property

Our intellectual property consists of two components:

a) A series of patents and provisional patents relating to the smart oil pan plug technology (the formal reference is the "multimodal conditional sensor platform and system thereof") originally developed from the work completed on the GM/Flextronics project.

b) A series of older patents relating to the Hall sensor application for magnetic random access memory (MRAM).  These patents and the market for MRAM applications have not been pursued by the Company since 2009 and all of the costs associated with these patents were written off by 2013 after unsuccessful attempts to sell or license this intellectual property to other parties.

Beginning in 2018, we began to abandon provisional patent filings in a number of international jurisdictions as a costs cutting initiative.  We continued that process in 2019 and 2020.

We believe that the U.S. patents that have been granted for the multimodal sensor platform have sustaining value to be realized in future. When the Company's financial position improves, it intends to pursue the exploitation of its patents in this field of endeavors.

Our  patent costs are summarized  as below  for the fiscal years  ending October 31, 2020, 2019  and 2018 :

	2020	2019	2018
	$	$	$
Patent expenditures:	-	-	121,603
Patent costs capitalized:	-	-	121,603
Amortization expense:	8,123	152,962	156,960
Impairment Reserve	-	223,143	-

Share Capital

At October 31, 2020, the Company had 402,552,453 common shares outstanding (2019: 346,952,721 common shares  outstanding). Additionally, the Company has 2,200,000 stock options outstanding with a weighted average exercise price of $0.10 per share (2019: 5,730,000 options outstanding with a weighted average exercise price of $0.25 per share).

Changes to Our Board of Directors and Management:

The Company held its Annual General and Special Meeting of the shareholders for the fiscal years ending 2017, 2018, and 2019 on September 8, 2020.  At the meeting Joseph Fuda, Alex Dey and Oliver Nepomuceno were re-elected as directors. Brian Von Herzen, who had served as a director of the Company since 2014 was not a candidate for the Board of Directors at the annual meeting held on September 8, 2020.  Joseph Fuda and Dan Amadori continue in their respective roles of CEO and CFO respectively.

Equity Financing Transactions:

In the fiscal year ended October 31, 2020 the Company completed the following transactions:

(a) Pursuant to prospectus and registration exemptions set forth in applicable securities law, the Company completed private placements consisting of common shares, received net proceeds of $425,789 and issued a total of 10,996,994 common shares.

(b) Issuance of 365,094 common shares to settle $24,826 of trade accounts payable.

(c) The Company continued its bridge loan financing activities in 2020, specifically:

(i) It issued  44,237,644 common shares for the conversion of bridge loans totaling  $859,331.

(ii) It realized  proceeds of $612,279  from the issuance  of  convertible debentures.

.

(iii) It repaid  $150,920 of bridge loans previously secured.

(iv) Certain of the bridge loans that matured in 2020 were extended at maturity date, ultimately through October 31, 2020 and thereafter.

In the fiscal year ended October 31, 2019 the Company completed the following transactions:

(a) Pursuant to prospectus and registration exemptions set forth in applicable securities laws, the Company  completed  private placements consisting of common shares, received net proceeds of  $212,968 and issued a total of 4,961,059 common shares.

(b) It issued 350,000 common shares to settle $21,000 of trade accounts payable.

(c) The Company continued its bridge loan financing activities in 2019, specifically:

(i) It issued 82,038,963 common shares for the conversion of bridge loans totaling $1,636,825.

(ii) It realized  proceeds of  $780,891 from the issuance of convertible debentures.

(iii) It repaid $172,198 of bridge loans  previously secured .

(iv) Certain of the bridge loans that matured in 2019 were extended at maturity date, ultimately through October 31, 2019 and thereafter.

Environmental Matters:

We are subject to various environmental protection regulations imposed by the government in the jurisdiction where we conduct our development work. We are not aware of any current or pending environmental protection laws or regulations that would have a material impact on our capital expenditure requirements or competitive position.

C. Organizational Structure

In November 2007, the Company incorporated Micromem Applied Sensors Technology, Inc. ("MAST") as a Delaware-based wholly-owned subsidiary. MAST had an office in New York City and was being managed by Steven Van Fleet, its then President and a Director of Micromem. We have utilized the services of other consultants to continue the work of MAST since the departure of Mr. Van Fleet in August 2018.

In October 2008, the Company incorporated 7070179 Canada Inc. as a wholly-owned subsidiary. On October 31, 2008, the Company assigned its rights, title, and interest in certain of its intellectual property which it previously held directly to 707179 Canada Inc. in exchange for common shares of this wholly-owned subsidiary.

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

D. Property, Plant and Equipment

We maintain our corporate headquarters in Toronto, Ontario, Canada. We occupy 2,500 square feet of commercial office space pursuant to a lease that we extended in February 2017 for five years through 2022. In 2020, the Company sublet a portion of its rental space on a month to month basis and realized $17,692 of sublet income (2019: $7,309; 2018: nil)

In 2020 , The Company capitalized $74,307 of right of use assets  under IFRS 16 pertaining to its  lease for office premises  and recorded  an equivalent liability in its  accounts.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section of the Form 20-F has been prepared to provide a more substantive discussion of our business and to assist the reader in analyzing the audited consolidated financial statements for the years ended October 31, 2020, October 31, 2019, and October 31, 2018. This discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes in this Annual Report, which are prepared in accordance with IFRS, as issued by the IASB , and are stated in United States dollars.

Operating Results:

The following table sets forth certain selected financial information of our Company.

Selected statement of operation and deficit information

	2020	2019	2018
Administration	154,007	197,208	305,338
Professional and other fees and salaries	462,124	441,981	747,280
Travel and entertainment	23,903	52,568	101,496
Development costs (recovery)	-	(41,546)	(130,069)
Recovery of reserve for litigation costs	(205,788)	-	-
Stock compensation expense	-	-	140,612
Interest expense	441,369	496,172	504,778
Amortization expenses	35,858	156,137	160,882
Impairment reserve on patents	-	223,143	-
Accretion expense	1,099,818	1,571,436	2,039,344
Loss on conversion of bridge loans	96,484	101,919	63,852
Gain on revaluation of derivatives	(771,920)	(343,436)	(1,094,718)
Gain on extinguishment of debt	(127,409)	(646)	(399,191)
Financing costs	35,500	72,476	40,414
Foreign exchange loss (gain)	1,447	(40,548)	(117,779)
Loss for the year	1,245,393	2,832,864	2,362,239
Loss per share - basic and diluted	-	0.01	0.01

Selected balance sheet information

	2020	2019	2018
Working capital (deficiency)	(4,202,571)	(4,301,324)	(3,828,503)
Other Assets	61,126	22,677	405,333
Total Assets	278,026	83,484	710,737
Long term liabilities	(45,897)	-	-
Shareholders' equity (deficiency)	(4,187,342)	4,278,647	(3,423,170)

Fiscal 2020 Compared to Fiscal 2019

a) Administration costs were $154,007 in 2020 versus $197,208 in 2019.  These costs include rent and occupancy costs of $37,153 (2019: $64,647 the Company reported sublet income for a portion of its office space in 2020 and 2019)  office insurance costs of $2,024 (2019: $26,812 the Company did not renew its D&O insurance coverage in 2020); investor relations, listings and filing fees of $49,537 (2019: $49,029), other general and administrative expenses of $49,702  (2019: $56,720) and  a loss  on settlement of accounts payable of $15,591 ( 2019:  nil).

b) Professional and other fees and salaries costs were $462,124 in 2020 versus $441,981 in 2019. The components of these total costs included legal and audit related expenses of $148,926 (2019: $157,354) ,  third party consulting fees of $138,123 (2019: $53,845), staff salaries and benefits of $175,075  (2019: $230,782).

	2020	2019
a) Legal and Audit expenses	$ 148,926	$ 157,354
b) Third party, consulting fees	138,123	53,845
c) Staff salaries and benefits	175,075	230,782
	$ 462,124	$ 441,981

Prior to the onset of the COVID 19 pandemic in January 2020, the Company entered into an agreement with a New York- based advisory group ("Advisor") whereby the Advisor would assist the Company in securing mid to long term institutional financing from different US -based financial groups.  The Company paid the Advisor a fee of $100,000 in January 2020 representing all fees and expenses due under the agreement. The project was to extend for 6-9 months and was timed to coincide with the developments that we anticipated to occur with Romgaz by September 2020.With the advent of COVID 19 in March 2020, the Romgaz project was delayed and we were unsuccessful in securing any institutional financing through  the Advisor during the period of their mandate.  The Company reported the $100,000 fee as part of the total  third party consulting  fees of $138,123 incurred in 2020.

Our CFO, Dan Amadori, has received no compensation from the Company since March 2018. Our CEO, Joseph Fuda, has received $17,517 of salary in 2020 which amount is reported in staff salaries and benefits; he received $4,682 in 2019.These reductions in expenses were part of a broad effort to reduce the Company's operating expenses after the resignation of Mr. Van Fleet in August 2018.

In 2020, the  Company  recorded  a  reversal of the  prior year's accrual of  $205,788  relating to the litigation  matter that the Company has been involved  with  Mr.  Van Fleet. See Item 5- (Contingencies) in this Annual Report.

c) Travel and entertainment expenses were $23,903 in 2020 ($52,568 in 2019). There has been no corporate travel  since  March 2020  as a result of the COVID-19 pandemic.

d) Development cost recoveries represent development costs incurred less costs reimbursed by our development partners which are paid at milestone dates under our joint development contract.  The components of the net totals reported were:

	2020	2019

Development costs incurred	$ ‐	$ 36,051
Cost reimbursements received	-	(77,597)
Net development cost recovery	$ -	$ (41,546)

e) There were no stock options awarded in 2020 or 2019.

f) Interest expense was $441,369 in 2020 versus $496,172 in 2019.  This represents the actual interest expense obligations incurred by the Company based on the stated interest rates on its convertible debenture notes.

g) Amortization expense was $35,838 in 2020 consisting of $8,123 relating to patents and $27,735 relating to capital assets (2019: $156,137 consisting of $152,962 relating to patents and $3,175 relating to capital assets).  In 2019,  the Company  also recorded an impairment reserve of $223,143 on its patent portfolio based on its assessment of the net present value of its patent portfolio as of October 31, 2019.

h) Financing costs were $35,500 in 2020 versus $72,476 in 2019.  These expenses relate to costs associated with the convertible debenture financings which the Company completed in 2020 and 2019.

i) The loss  on foreign exchange reported in 2020 was $1,447 versus  a gain of $40,548 in 2019.  This included the exchange relating to the translation of $CDN denominated transactions during the year and to Canadian denominated assets and liabilities at fiscal quarter and year ends.  It also included the foreign exchange relating to the initiation, renewal, conversion and repayment of convertible debenture transactions.  The Canadian dollar has fluctuated from $0.7601 at October 31, 2018 to $0.7596 at October 31, 2019 to $0.7506 at  October 31, 2020 relative to the US dollar.

j) The other expenses reported relate to the convertible debentures. These expenses are all non-cash expenses and compare as follows:

	2020	2019	Changes
Accretion expense	$ 1,099,818	$ 1,517,436	$ (417,618)
Loss on conversion of debentures	96,484	101,919	(5,435)
Gain on revaluation of derivatives	(771,920)	(343,436)	(428,484)
Gain on extinguishment of debentures	(127,409)	(646)	(126,763)
Net expense	$ 296,973	$ 1,275,273	$ (978,300)

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

c) Mr. Amadori has received no compensation from the Company since March 2018.  Mr. Fuda has received $4,682 of salary in 2019 which amount is reported in staff salaries and benefits; he received no compensation in 2018.  These reductions in expenses were part of a broad effort to reduce the Company's operating expenses after the resignation of Mr. Van Fleet in August 2018.

d) Travel and entertainment expenses were $52,568 in 2019 ($101, 496 in 2018; including travel expenses reported by Mr. Van Fleet between November 2017 - August 2018 prior to his resignation).  We limited travel expenses in 2019 as part of a broad effort to reduce the Company's operating expenses.

e) Development cost recoveries represent development costs incurred less costs reimbursed by our development partners which are paid at milestone dates under our joint development contract.  The components of the net totals reported were:

	2019	2018
	$	$
Development costs incurred	36,051	608,914
Cost reimbursements received	(77,597)	(738,983)
Net development cost recovery	(41,546)	(130,069)

The Company incurred development costs on its Chevron contract in 2019 and 2018; it also incurred development costs relating to Repsol in 2018.

f) There were no stock options grants awarded in 2019.  In 2018 the Company granted 2.2 million options to directors, officers, employees, and consultants. The related expense of $140,612 was calculated using the Black Scholes option-pricing model.

g) Interest expense was $496,172 in 2019 versus $504,778 in 2018.  This represents the actual interest expense obligations incurred by the Company based on the stated interest rates on its convertible debenture notes.

h) Amortization expense was $156,137 in 2019 consisting of $152,962 relating to patents and $3,175 relating to capital assets (2018: $160,882 consisting of $156,920 relating to patents and $3,922 relating to capital assets).  In 2019 the Company recorded an impairment reserve of $223,143 on its patent portfolio based on its assessment of the net present value of its patent portfolio as of October 31, 2019 (2018: nil).

i) Financing costs were $72,476 in 2019 versus $40,414 in 2018.  These expenses relate to costs associated with the convertible debenture financings which the Company completed in 2019 and 2018.

j) The gain on foreign exchange reported in 2019 was $40,548 versus $117,779 in 2018.  This included the exchange relating to the translation of $CDN denominated transactions during the year and to Canadian denominated assets and liabilities at fiscal quarter and year ends.  It also included the foreign exchange relating to the initiation, renewal, conversion, and repayment of convertible debentures transactions during the fiscal years.  The Canadian dollar has declined from 0.7905 at October 31, 2017 to 0.7601at October 31, 2018 to 0.7596 at October 31, 2019 relative to the US dollar.

k) The other expenses reported relate to the convertible debentures. These expenses are all non-cash expenses and compare as follows:

	2019	2018	Change
	$	$	$
Accretion expense	1,517,436	2,039,344	(521,908)
Loss on conversion of bridge loans	101,919	63,852	38,067
Gain on extinguishment of derivatives	(343,436)	(1,094,718)	751,282
Gain on extinguishment of debt	(646)	(399,191)	398,545
Net Expense	1,275,273	609,287	665,986

Unaudited Quarterly Financial Information

Three months ended (unaudited)	Working capital (deficiency)	Capital assets at NBV	Other Assets	Total Assets	Shareholders' equity (deficit)
	$	$	$	$	$
January 31, 2019	(4,488,643)	8,434	364,296	473,177	(4,115,813)
April 30, 2019	(4,158,247)	7,639	326,358	379,334	(3,824,250)
July 31, 2019	(4,189,540)	6,847	149,177	189,025	(4,033,516)
October 31, 2019	(4,301,324)	2,677	20,000	83,484	(4,278,647)
January 31, 2020	(5,387,954)	70,046	18,000	296,256	(5,331,481)
April 30, 2020	(4,140,569)	63,120	15,877	141,860	(4,061,572)
July 31, 2020	(3,994,076)	56,187	13,877	108,438	(3,974,641)
October 31, 2020	(4,202,571)	49,249	11,877	278,026	(4,187,342)

Three months ended (unaudited)	Revenues	Expenses	Income (loss) in period	Loss per share
	$	$	$	$
January 31, 2019	-	1,110,303	(1,110,303)	-
April 30, 2019	-	48,088	(48,088)	-
July 31, 2019	-	554,533	(554,533)	-
October 31, 2019	-	1,119,940	(1,119,940)	-
January 31, 2020	-	1,726,023	(1,726,023)	-
April 30, 2020	-	(1,071,746)	1,071,746	-
July 31, 2020	-	234,946	(234,946)	-
October 31, 2020	-	356,170	(356,170)	-

B. Liquidity and Capital Resources:

Liquidity

We have not yet realized commercial revenues from the exploitation of our technology platforms. We currently do not have positive cash flow from operations and will not realize positive cash flow until we license or directly produce and sell products utilizing our technology platforms.

We currently have no lines of credit available. We have relied on obtaining equity financing from investors through private placements, through the exercise by shareholders of common share purchase warrants, through the exercise of common stock options by officers and directors, and through bridge loans that the Company has secured in order to meet our cash flow needs until we can generate sustainable revenues. At October 31, 2020 we had a working capital deficiency of $ 4,202,571 (2019: $4,301,324) including cash on hand of $191,479 (2019: $46,056). Since October 31, 2020 we have raised an additional $ 52,000 of bridge loan financing and $95,574  of financing from private placements.  We have granted to our directors, officers, and other employees a number of options to purchase shares at prices that are at or above market price on the date of grant. None of the optionees has any obligation to exercise their options and there can be no guarantee that we will realize any funds from these options.

In our opinion and based on the Company's current business plan, the working capital is sufficient for the Company's present and future requirements.

Capital Resources

We incurred nil capital expenditures in 2020, nil in 2019 and $3,548 in 2018.

C. Research and Development:

Under IFRS, research costs are expensed in the period incurred. Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under IFRS, which criteria is the translation of research findings or other knowledge into a plan for the technology prior to commercial production or use.

D. Trend Information:

The market applications for "smart" sensors are expanding; there are potential applications that could be utilized in virtually every industry vertical.

Our prospects for commercial revenues are dependent upon the successful completion of milestones in the development contracts that we have initiated to date and upon the customers deciding to proceed with commercial orders once these development contracts are successfully completed.

E. Off-Balance Sheet Arrangements:

We are not party to any off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities.

F. Tabular Disclosure of Contractual Obligations:

A summary of our financial commitments as of October 31, 2020 is as below:

	Payments due by period ($USD)
	Total	Less than 1 year	1-5 years	More than 5 years
Operating lease obligations	$60,075	$36,045	$24,030	-

	Payments due by period ($USD)
	Total	Less than 30 days	31-90 days past billing date	Over 90 days past billing date
Trade payables	$767,949	$253,413	$25,683	$489,853

	Payments due by period ($USD)
	Total	Less than 3 months	Three to six months	Six to twelve months
Convertible debentures	$3,081,518	$1,335,853	$806,477	$939.188
Derivative liability	$533,562	$149,827	$190,055	$193,680

G. Critical  Accounting Policies:

Our significant accounting policies are set forth in our consolidated financial statements, which should be read in conjunction with management's discussion of our critical accounting policies and estimates set forth below.

Our consolidated financial statements for the period have been prepared in accordance with IFRS.

We have not yet realized commercial revenues from the exploitation of our technology. Under IFRS, research costs are expensed in the period incurred. Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under IFRS which is the translation of research findings or other knowledge into a plan for the technology prior to commercial production or use. As at October 31, 2020, the Company capitalized nil of development costs and capitalized nil as intangible assets under IFRS.

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

Contingencies:

(1) =We have agreed to indemnify our directors and officers and certain of our employees in accordance with our Bylaws.  We maintain insurance policies that may provide coverage against certain claims.

(2)  The Company may be subject to litigation, claims and governmental and regulatory proceedings arising in the ordinary course of business.  In such cases, the Company would accrue a loss contingency for these matters when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated.

(3)  Legal matter: Litigation with Steven Van Fleet

On October 7, 2018, the former President of MAST, Mr. Steven Van Fleet, filed a lawsuit against Micromem and MAST in New York State Supreme Court, Dutchess County.  In the action, Mr. Van Fleet was seeking payment of $214,574 plus interest relating to alleged remuneration and expense reimbursements due to him prior to his resignation as an officer and director of Micromem and MAST on August 17, 2018.

The Company answered the complaint December 7, 2018 by denying the material allegations in Mr. Van Fleet's claims.  In addition, the Company interposed seven counterclaims against Mr. Van Fleet seeking, among other things: (i) damages of not less than $2.75 million, (ii) specific performance to compel Mr. Van Fleet to comply with his contractual obligations which were required for the period of time that he served as an officer and director through to his resignation date; (iii) repayment of certain salary and expenses  paid to Mr. Van Fleet; (iv) a direction for Mr. Van Fleet to turn over all Company property in his possession or control; and (v) an accounting to determine all money and property belonging to the Company and/or MAST.

On January 24, 2019, the Company amended its original answer and counterclaims to include, among other things, a demand for additional damages. On February 8, 2019 Mr. Van Fleet, through his counsel, replied to and denied the material allegations in Micromem's counterclaims.

In January 2020, the court sent a schedule for completing discovery, which later had to be revised due to the COVID-19 pandemic. In May 2020, the court revised the discovery schedule, which required the parties to complete depositions and all remaining discovery by August 26, 2020.

Counsel for the parties agreed that Mr. Van Fleet's deposition would proceed on July 31, 2020.  The day before the deposition, Mr. Van Fleet's counsel advised the Company's counsel that if Mr. Van Fleet were to appear at the deposition, he would invoke his Fifth Amendment right not to incriminate himself with respect to the Company's counterclaims, and that rather than doing so, Mr. Van Fleet had chosen not to appear for his deposition and would never appear for his deposition in the future.

In light of this development, on September 25, 2020 the Company's counsel moved for a default, asking the court to strike Mr. Van Fleet's claims and to enter a judgment in the Company's favor on its counterclaims.  Mr. Van Fleet has not submitted any opposition to the motion.  Although the motion has not yet been decided, given that the facts and law support a default, and the motion is unopposed, we anticipate that the court will grant the motion striking Mr. Van Fleet's claim and schedule a hearing to determine the Company's damages on its counterclaims.

Micromen has now filed for default judgement of all Mr. Van Fleet's alleged claims and is now seeking a judgement for damages against Mr. Van Fleet as contemplated in the counter-claim which it filed on January 24, 2019.

Based on these developments, we believe that, at October 31, 2020, the reasonable value of Mr. Van Fleet's claims against the Company is $nil. At October 31, 2020, the Company has eliminated the accrual of $205,788 which it reflected in its accounts at October 31, 2019 with respect to the alleged remuneration and expense reimbursements originally claimed by Mr. Van Fleet in October 2018.

While the Company is also currently seeking judgement for damages, it has not reflected any amount as receivable at October 31, 2020 as there is no certainty to date that damages will be awarded to the Company nor collectible  by the Company if  such damages are awarded .

I. Translation of Foreign Currencies:

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The Directors and Executive Officers of Micromem as at February 24, 2021 are set forth below:

Name	Age	Position

Joseph Fuda	60	President, Chief Executive Officer and Director
Dan Amadori	69	Chief Financial Officer
Oliver Nepomuceno	53	Director
Alex Dey	77	Director

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

Dan Amadori has served as Chief Financial Officer of Micromem since June 2004. From January 2018 to December 9, 2020, he served as a member of the Board of Directors and as Chair of the Audit Committee of Nerium Biotechnology Inc.  He served as a Director and Chair of the Governance Committee of Invesque Inc. from 2015 through May 2019. He served  as Chair  of the Board  of Kingsway Arms Retirement Residences Inc  from August 2011 through May 2015 . Prior  to 2010  he served  as  an officer - director  of other public companies  including HyDrive  Technologies  Inc., Luxell Technologies Inc., XGen Ventures Inc., Ontex Resources Ltd  and Leader Capital Corp.  He is President of Lamerac Financial Corp., a financial advisory firm, and has held that position since October 1988. Mr. Amadori is a Chartered Professional Accountant and holds an MBA from the Ivey School of Business. He received  his ICD.D designation from the Rotman School  of Business in 2010.

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

B. Compensation

	Annual Compensation			Long-Term Compensation
				Awards
	Fiscal	Salary	Bonus	Other Annual	Securities
Name and	Year	(US$)	(US$)	Compensation	Under Options
Principal Position				(US$)	Granted (#)
Joseph Fuda	2018	-	-	15,979	250,000 (1)
Chief Executive Officer	2019	4,684	-	-	-
	2020	17,517	-	-	-
Steven Van Fleet	2018	186,059	-	-	-
Former Director and Former	2019	-	-	-	-
President of MAST, Inc.
	2020	-		-	-
Dan Amadori	2018	49,238	-	15979	250,000 (1)
Chief Financial Officer	2019	-	-	-	-
	2020	-	-	-	-
Oliver Nepomuceno	2018	-	-	-	100,000 (1)
Director	2019	-	-	-	-
	2020	-	-	-	-
Alex Dey	2018	-	-	-	100,000 (1)
Director	2019	-	-	-	-
	2020	-	-	-	-

Notes:

1. Each option entitles the holder to purchase one common share at a price of $0.10 per share prior to expiration in June 2023.

Options are offered to directors, executive officers, and employees to purchase our common shares at an exercise price equal to or above the market price for the common shares at the date that the options are granted. These options are approved by the Compensation Committee. None of the directors have agreements that provide for benefits upon termination of service.

In 2020 and 2019 no stock options were granted.  In 2018 a total of 2,200,000 stock options were granted to officers, directors and employees.  The weighted average exercise price was $0.10 per share.

C. Board Practices:

All matters pertaining to our financing, contractual arrangements and Management and Director compensation are approved by the Board of Directors. The members of the Board of Directors are appointed to a one-year term at our Annual General Meeting or until such time as the next Annual General Meeting is held.

Our Board of Directors meets on an as required basis during the fiscal year. Our Board of Directors did not meet in person in 2020. The Board was convened informally as of each quarter end.

Our Audit Committee met regularly during fiscal 2020 for the purpose of approving and recommending to the Board the quarterly financial statements and our yearend financial statements. In addition, our Audit Committee receives regular periodic reports from management.

Our Compensation Committee met as part of our audit committee meetings in 2020; it receives regular reports from the audit committee and management. Our Compensation Committee approves management and director compensation and all stock option grants for recommendation to the Board of Directors.

Audit Committee

The Board of Directors has appointed an Audit Committee consisting of two independent directors. The members of the Audit Committee are Alex Dey (Chairman) and Oliver Nepomuceno, each of whom serves in such capacity until the Board of Directors' next annual meeting. The Audit Committee is responsible for the integrity of our internal accounting and control systems. The committee receives and reviews our financial statements and makes recommendations thereon to the Board of Directors prior to its approval by the full Board of Directors. The Audit Committee communicates directly with our external auditors in order to discuss audit and related matters whenever appropriate. In 2020 the Audit Committee met formally in January, February March, June, September, and October 2020.

Compensation Committee

The Board of Directors has appointed a Compensation Committee which meets on executive compensation matters as and when required. Our Compensation Committee includes Oliver Nepomuceno and Alex Dey as outside directors. The Compensation Committee did not meet separately in 2020 as both members also serve on the Audit Committee.

Disclosure Committee

The Board of Directors has appointed a Disclosure Committee whose primary responsibility is to ensure timely and accurate disclosure of all relevant information in accordance with the various securities regulations. Our Disclosure Committee includes Joseph Fuda, the Company's CEO, and Alex Dey, an outside director.

D. Employees

We have four employees, one of which serves in a management capacity and three of which serve in an administrative capacity. This includes Mr. Fuda, the Chief Executive Officer and President, and three support staff, all of whom work from our executive offices in Toronto, Canada. Mr. Amadori, our CFO, provides services through his management company. All research and development is outsourced to third parties. We consider our relations with our employees to be satisfactory.

E. Share Ownership

NAME	SHARES OWNED	OPTIONS HELD	OPTION EXERCISE PRICE	EXPIRATION DATE	% OF TOTAL [1]
Joseph Fuda Chief Executive Officer and Director	1,824,335	250,000	$0.10	06/29/2023	0.52% (2,074,335)
Dan Amadori Chief Financial Officer	873,857[2]	250,000	$0.10	06/29/2023	0.28% (1,123,857)
Oliver Nepomuceno Director	1,078,572	100,000	$0.10	06/29/2023	0.29% (1,178,572)
Alex Dey Director	899,795[3]	100,000	$0.10	06/29/2023	0.25% (999,795)

1 Calculated based on shares owned plus options held as a percentage total of shares outstanding as of October 31, 2020, plus options held.

2 215,716 shares are held by a corporation controlled by Mr. Amadori.

3 254,863 shares are held by a corporation wholly owned by Mr. Dey.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders:

No shareholder holds greater than 5% of the common shares outstanding. As of the date of this Annual Report approximately 49% of the issued and outstanding common shares are held by Canadian investors; approximately 42% of the issued and outstanding shares are held by U.S. investors; and approximately 9% are held by investors outside of Canada and the U.S.

B. Related Party Transactions:

The Company reports the following related party transactions:

(a) Management and consulting fees:

Included in professional fees, other fees and salaries as reported are management fees and consulting fees paid or payable to individuals (or Companies controlled by such individuals) who served as officers, directors, and employees of the Company. The total compensation paid to such parties is summarized as follows:

	2020	2019	2018
Cash Compensation	$17,517	$4,684	$235,297
Stock based compensation	‐	‐	44,740
	$17,517	$4,684	$280,037

The cash compensation paid  in 2020 and 2019  was to our CEO, Joseph  Fuda. The cash compensation paid in 2018 included total payments to Steven Van Fleet  of $186,059 prior to his resignation  in August 2018  and $49,238 paid to our CFO, Dan Amadori . In 2020 and 2019 these parties were not awarded stock options.In 2020, Mr. Fuda  and Mr. Amadori  each elected to cancel  650,000 stock options previously awarded to them.In August 2018. In 2018  Mr. Fuda  and Mr. Amadori were each awarded  250,000  stock options  and Mr. Fleet was awarded 200,000 stock options, all at  an exercise price  of $0.10 per share. Mr. Van Fleet's  options  expired unexercised  45 days  after his resignation.

C. Interests of Experts and Counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Our consolidated financial statements for the years ended October 31, 2020, 2019 and 2018 have been prepared in accordance with IFRS as issued by the IASB.

We have never paid a dividend on our securities. We do not anticipate paying dividends in the foreseeable future.

See "Item  5- Contingencies" for a description of litigation with Mr. Steven Van Fleet.

B. Significant Changes

Significant Changes since October 31, 2020 are as presented in Note 23 to the Company's Consolidated Financial Statements. See "Item 18 - Financial Statements".

ITEM 9. THE OFFER AND LISTING

Our common shares are traded in the United States and are quoted on the OTCQB. The common shares are quoted under the symbol MMTIF. Our common shares are traded in Canada on the CSE under the symbol MRM.

The table below sets forth the high and low sales prices for common shares in U.S. Dollars as quoted on the OTCBB for the periods specified. Our fiscal year end October 31.

Period	High	Low

Last six months:
February 2021	0.09	0.05
January 2021	0.09	0.05
December 2020	0.07	0.04
November 2020	0.17	0.02
October 2020	0.03	0.02
September 2020	0.03	0.02
Last eight quarters:
Q4 2020	0.03	0.02
Q3 2020	0.03	0.02
Q2 2020	0.13	0.03
Q1 2020	0.09	0.01
Q4 2019	0.04	0.01
Q3 2019	0.04	0.02
Q2 2019	0.07	0.03
Q1 2019	0.13	0.02

Last five years:
2020:	0.13	0.01
2019	0.13	0.01
2018	0.28	0.02
2017	0.31	0.12
2016	0.45	0.16

On February 18, 2021, the last reported sale price for our common shares on the OTCQB was $0.063 per share.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Our authorized capital consists of an unlimited number of common shares, of which 402,552,453 shares were issued and outstanding as of October 31, 2020, and 2,000,000 special, redeemable, voting preference shares, referred to herein as special shares, none of which were outstanding, as of October 31, 2020.

Additionally, the Company has 2,200,000 stock options outstanding with a weighted average exercise price of $0.10 per share  (2019: 5,730,000 options outstanding with a weighted average exercise price of $0.25 per share )

B. Memorandum and Articles of Incorporation

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

  borrow money on the credit of Micromem:
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

The Canada-United States Income Tax Convention (1980) generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational, or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the United States and is exempt from income tax under the laws of the United States.

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

Certain United States Federal Income Tax Consequences

The following is a general summary of certain United States federal income tax consequences, under current law, generally applicable to a US Holder (as defined below). This summary does not address all potentially relevant United States federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of United States federal income tax law, such as those described below as excluded from the definition of a US Holder. United States alternative minimum tax considerations are not addressed in this summary. In addition, this summary does not cover any state, local or foreign tax consequences, nor any U.S. federal gift, estate or generation-skipping transfer tax consequences. (Certain, but not all, foreign tax consequences are described above under "Taxation - Certain Canadian Income Tax Consequences.")

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

On December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act, effective for 2018. The foregoing summary does not discuss the impact of the new law to U.S. investors with respect to their ownership of our shares. Each U.S. Investor should consult its own tax advisor about the consequences of this new legislation with respect to the purchase, ownership and disposition of our shares.

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

The CFC and PFIC rules are very complex. The Company offers no opinion or representations as to its status as a CFC or PFIC for the current or any prior or future tax years. US Holders should consult their own U.S. tax advisors with respect to the CFC and PFIC issues and their applicability to such Holder's particular situation.

Foreign Tax Credit

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership or disposition of the common shares may be entitled, at the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the US Holder during that year.

There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder's United States Federal income tax liability that the US Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific "baskets" of income. Foreign taxes assigned to a particular basket generally cannot offset United States tax on income assigned to another basket. Unused foreign tax credits can generally be carried back one year and carried forward ten years. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and US Holders should consult their own U.S. tax advisors regarding their ability to utilize foreign tax credits in light of their individual circumstances.

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

I. Subsidiary Information

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates and foreign currency exchange rates. We do not hold or issue financial instruments for trading purposes. See Note 20 to our consolidated financial statements for our quantitative and qualitative disclosures about market risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15€ and 15d-15(e) under the Securities Exchange Act of 1934, as amended, referred to herein as the "Exchange Act") as of October 31, 2020. Based on management's evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of October 31, 2020, our disclosure controls and procedures were effective in that they were designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in our reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Exchange Act Rule 13a-15(e) also states that disclosure controls and procedures are designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting
Micromem's Board of Directors and executive management are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

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

Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of Micromem's internal control over financial reporting as of October 31, 2020. In making this assessment, they used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment the Chief Executive Officer and Chief Financial Officer have concluded that, as of October 31, 2020 our internal controls over financial reporting were effective.

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

ITEM 16C. Principal Accountant Fees and Services

The following table presents fees for professional audit services rendered by our auditors for the audit of our consolidated financial statements for the years ended October 31, 2020 and 2019, and fees billed for other services rendered by our auditors including our offerings of securities and tax services.

	Fiscal 2020	Fiscal 2019

Audit Fees	$85,000	$85,000
Audit Related Fees	-	-
Tax Fees	$4,000	$4000
All Other Fees	-	-

Audit Fees

In 2020, we incurred a total of $85,000 to MNP LLP for audit services; and in 2019, we incurred a total of $85,000 to MNP LLP for audit services.

Audit Related Fees

None

Tax Fees

We paid $4000 in 2020 and $4,000 in 2019 of tax-related fees for services to Chiampou Travis LLP.

All Other Fees

None

Pre-approval policies

The Audit Committee assesses and pre-approves all audit and non-audit services.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E. Purchases of Equity by the Issuer and Affiliated Purchasers.

None.

ITEM 16F. Change in Registrants Certifying Accountant.

Not Applicable.

ITEM 16G. Corporate Governance

Not applicable.

ITEM 16H. Mine Safety Disclosure

Not applicable.

PART III

ITEM 17. Financial Statements

Not applicable, see Item 18.

ITEM 18. Financial Statements

Micromem Technologies Inc.
Consolidated Financial Statements

For the years ended October 31, 2020, 2019 and 2018
(Expressed in United States Dollars)

Micromem Technologies Inc.
Consolidated Financial Statements

For the years ended October 31, 2020, 2019 and 2018
(Expressed in United States Dollars)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Micromem Technologies Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Micromem Technologies Inc. (the Company) as of October 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the years in the three year period ended October 31, 2020, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of October 31, 2020 and 2019, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three year period ended October 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Change in Accounting Principle

As discussed in Note 5(a) to the consolidated financial statements, the Company has changed its method of accounting for leases as of November 1, 2019 due to the adoption of IFRS 16.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Chartered Professional Accountants

Licensed Public Accountants

We have served as the Company's auditor since 2017

Toronto, Canada

February 12, 2021

Micromem Technologies Inc.
Consolidated Statements of Financial Position
As at October 31, 2020 and 2019
(Expressed in United States dollars)

	Notes	2020	2019

Assets
Current
Cash	20	$191,479	$46,056
Prepaid expenses and other receivables		25,421	14,751
Total current assets		216,900	60,807
Property and equipment	7	49,249	2,677
Patents	8	11,877	20,000
Total assets		$278,026	$83,484

Liabilities
Current
Trade payables and other liabilities	20(c)	$767,949	$997,632
Current lease liability	9	36,442	-
Convertible debentures	11,20	3,081,518	2,599,074
Derivative liabilities	11,20	533,562	765,425
Total current liabilities		4,419,471	4,362,131
Long-term lease liability	9	15,628	-
Long-term loan	10	30,269	-
Total liabilities		4,465,368	4,362,131

Shareholders' Deficiency
Share capital	12	85,463,642	84,153,696
Contributed surplus		27,810,586	27,757,639
Equity component of convertible debentures	11	23,952	50,147
Accumulated deficit		(117,485,522)	(116,240,129)
Total shareholders' deficiency		(4,187,342)	(4,278,647)
Total liabilities and shareholders' deficiency		$278,026	$83,484

Going concern	2
Contingencies	19
Subsequent events	23

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board of Directors:

"Joseph Fuda"	"Alex Dey"
Director	Director

Micromem Technologies Inc.
Consolidated Statements of Operations and Comprehensive Loss
For the years ended October 31, 2020, 2019 and 2018
(Expressed in United States dollars)

	Notes	2020	2019	2018

Operating expenses
General and administrative	16(a)	$154,007	$197,208	$305,338
Professional, other fees and salaries	16(b)	462,124	441,981	747,280
Recovery of reserve for litigation costs	18(b)	(205,788)	-	-
Stock-based compensation	13	-	-	140,612
Development costs (recovery)		-	(41,546)	(130,069)
Travel and entertainment		23,903	52,568	101,496
Amortization of property and equipment	7	27,735	3,175	3,922
Amortization of patents	8	8,123	152,962	156,960
Impairment of patents	8	-	223,143	-
Foreign exchange gain	20(a)	1,447	(40,548)	(117,779)
Total operating expenses		471,551	988,943	1,207,760

Other expenses (income)
Accretion expense	11	1,099,818	1,517,436	2,039,344
Convertible debt interest expense	11	441,369	496,172	504,778
Financing costs	11	35,500	72,476	40,414
Gain on revaluation of derivative liabilities	11	(771,920)	(343,436)	(1,094,718)
Loss on conversion of convertible debentures	11	96,484	101,919	63,852
Gain on extinguishment of convertible debentures	11	(127,409)	(646)	(399,191)
Total other (income) expenses		773,842	1,843,921	1,154,479
Net loss before income tax provision		(1,245,393)	(2,832,864)	(2,362,239)
Income tax provision	15	-	-	-
Total comprehensive loss		$(1,245,393)	$(2,832,864)	$(2,362,239)

Weighted average number of outstanding shares, basic and diluted	14	377,380,476	288,398,051	237,242,674
Basic and diluted loss per share	14	$-	$(0.01)	$(0.01)

The accompanying notes are an integral part of these consolidated financial statements.

Micromem Technologies Inc.
Consolidated Statements of Changes in Equity
For the years ended October 31, 2020, 2019 and 2018
(Expressed in United States dollars)

	Notes	Number of shares	Share capital	Contributed surplus	Equity component of convertible debentures	Accumulated deficit	Total
Balance at November 1, 2017		228,562,711	$80,198,194	$27,360,676	$62,050	$(111,045,026)	$(3,424,106)
Private placements of shares for cash	12	14,739,272	866,200	-	-	-	866,200
Shares issued on settlement of accounts payable		79,765	13,379	-	-	-	13,379
Stock-based compensation		-	-	140,612	-	-	140,612
Convertible debentures converted into common shares	11	16,220,951	1,205,130	-	-	-	1,205,130
Expiry of convertible debenture conversion option		-	-	129,621	(129,621)	-	-
Renewal of convertible debentures		-	-	-	137,854	-	137,854

Net loss		-	-	-	-	(2,362,239)	(2,362,239)

Balance at October 31, 2018		259,602,699	$82,282,903	$27,630,909	$70,283	$(113,407,265)	$(3,423,170)
Private placements of shares for cash	12	4,961,059	212,968	-	-	-	212,968
Financing costs converted into common shares		350,000	21,000	-	-	-	21,000
Convertible debentures converted into common shares	11	82,038,963	1,636,825	-	-	-	1,636,825
Expiry of convertible debenture conversion option	11	-	-	126,730	(126,730)	-	-
Renewal of convertible debentures	11	-	-	-	106,594	-	106,594

Net loss		-	-	-	-	(2,832,864)	(2,832,864)

Balance at October 31, 2019		346,952,721	$84,153,696	$27,757,639	$50,147	$(116,240,129)	$(4,278,647)
Private placements of shares for cash	12	10,996,994	425,789	-	-	-	425,789
Convertible debentures converted into common shares	11	44,237,644	859,331	-	-	-	859,331
Expiry of convertible debenture conversion option	11	-	-	52,947	(52,947)	-	-
Renewal of convertible debentures	11	-	-	-	26,752	-	26,752
Shares issued on settlement of accounts payable		365,094	24,826	-	-	-	24,826

Net loss		-	-	-	-	(1,245,393)	(1,245,393)

Balance at October 31, 2020		402,552,453	$85,463,642	$27,810,586	$23,952	$(117,485,522)	$(4,187,342)

The accompanying notes are an integral part of these consolidated financial statements.

Micromem Technologies Inc.
Consolidated Statements of Cash Flows
For the years ended October 31, 2020, 2019 and 2018
(Expressed in United States dollars)

	Notes	2020	2019	2018
Operating activities
Net loss		$(1,245,393)	$(2,832,864)	$(2,362,239)
Items not affecting cash:
Amortization of property and equipment	7	27,735	3,175	3,922
Amortization of patents	8	8,123	152,962	156,960
Impairment of patents		-	223,143	-
Bad debt expense		-	-	10,000
Accretion expense	11,17	1,099,818	1,517,436	2,039,344
Accrued interest on convertible debentures	11,17	285,679	164,243	125,328
Convertible debenture interest converted	11,17	21,160	63,409	47,435
Loss on conversion of convertible debentures	11	96,484	101,919	63,852
Gain on revaluation of derivative liabilities	11,17	(771,920)	(343,436)	(1,094,718)
Gain on extinguishment of convertible debentures	11,17	(127,409)	(646)	(399,191)
Shares issued for financing costs	11,17	7,500	21,000	-
Stock-based compensation	13	-	-	140,612
Loss on disposal of property and equipment		-	5,000	220
Foreign exchange loss (gain)	20	78,004	(136,606)	(87,033)
		(520,219)	(1,061,265)	(1,355,508)
Net changes in non-cash working capital:
Decrease in development costs receivable		-	81,841	324,016
Decrease (increase) in prepaid expenses and other receivables		(10,670)	1,980	33,582
Increase (decrease) in trade payables and other liabilities		(229,683)	(4,993)	(341,399)
Cash flows used in operating activities		(760,572)	(982,437)	(1,339,309)

Investing activity
Purchase of property and equipment		-	-	(3,548)
Patents	8	-	-	(121,603)
Cash flows used in investing activity		-	-	(125,151)

Financing activities
Repayment of lease liability	9	(11,423)	-	-
Proceeds from long-term debt	10	30,269	-	-
Private placements of shares for cash	12	425,789	212,968	866,200
Proceeds from issuance of convertible debentures	17	612,279	780,891	1,457,983
Repayments of convertible debentures	17	(150,920)	(172,198)	(662,080)
Cash flows provided by financing activities		905,995	821,661	1,662,103
Net change in cash		145,423	(160,776)	197,643
Cash - beginning of year		46,056	206,832	9,189
Cash - end of year		$191,479	$46,056	$206,832

Supplemental cash flow information
Interest paid (classified in operating activities)	9,11	$155,690	$353,214	$322,930
Interest paid on non-convertible debt		$8,081	$-	$-
Interest paid on lease liability	9	$14,081	$-	$-
Income taxes paid	15	$-	$-	$-
Carrying amount of convertible debentures converted into common shares	17	$762,847	$1,636,825	$1,205,130
Shares issued on settlement of accounts payable		$24,826	$-	$13,379

The accompanying notes are an integral part of these consolidated financial statements.

Micromem Technologies Inc. Notes to Consolidated Financial Statements For the years ended October 31, 2020, 2019 and 2018 (Expressed in United States dollars, unless otherwise noted)

1.  Reporting entity and nature of business

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

The Company develops, based upon proprietary technology, customized sensor applications for companies (referred to as “development partners”) operating internationally in various industry segments. The Company has not generated commercial revenues through October 31, 2020 and is devoting substantially all its efforts to securing commercial revenue opportunities.

2.  Going concern

These consolidated financial statements have been prepared with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast significant doubt about the Company's ability to continue as a going concern and ultimately on the appropriateness of the use of the accounting principles applicable to a going concern. During the year ended October 31, 2020, the Company reported a net loss and comprehensive loss of $1,245,393 (2019 - $2,832,864, 2018 - $2,362,239) and negative cash flow from operations of $760,572 (2019 - $982,437, 2018 - $1,339,309). The Company's working capital deficiency as at October 31, 2020 was $4,202,571 (2019 – $4,301,324).

The Company's success depends on the profitable commercialization of its proprietary sensor technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company's planned operations through fiscal 2021; however, the ability of the Company to continue as a going concern is dependent upon its ability to secure additional financing and/or profitably commercialize its technology. These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

The COVID-19 pandemic creates additional risk for the Company if there is a prolonged industry slowdown in those sectors where the Company currently operates including the oil and gas sectors in particular. To date, the impact of the pandemic has resulted in the layoff of Company staff as of March 27, 2020. The Company has encountered delays in the commercial status plans of its technology with its primary customers. It secured a government backed loan of $40,000 CDN ($30,269 USD) which matures in December 2025 (Note 9) and received government wage subsidies of $85,455 CDN ($63,792 USD) (Note 16(b)(i)).

If the going concern assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used; in such cases, these adjustments would be material.

3.  Basis of presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations issud by the IFRS Interpretations Committee ("IFRIC"). The Company applied, as of November 1, 2019, International Financial Reporting Standard ("IFRS") 16 Leases and IFRS Interpretations Committee ("IFRIC") 23 Uncertainty over income tax treatments. The nature and effect of those changes are disclosed in Note 4. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

These consolidated financial statements were authorized for issuance and release by the Company's Board of Directors on February 12, 2021.

Micromem Technologies Inc. Notes to Consolidated Financial Statements For the years ended October 31, 2020, 2019 and 2018 (Expressed in United States dollars, unless otherwise noted)

3.  Basis of presentation (continued)

(a)	Basis of consolidation

These consolidated financial statements include the accounts of Micromem Technologies Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation. The Company applies the acquisition method to account for business combinations. Acquisition-related costs are expensed as incurred.

The Company's wholly-owned subsidiaries include:

	(i)	Micromem Applied Sensors Technology Inc. ("MAST") which was incorporated in November 2007 and is domiciled in Delaware, United States. MAST has previously had the primary responsibility for the exploitation of the Company's technologies in conjunction with various strategic partners and customers.

	(ii)	7070179 Canada Inc. which was incorporated in October 2008 under the Canada Business Corporations Act in Ontario, Canada. The Company has assigned to this entity its rights, title and interests in certain patents, which it previously held, directly, in exchange for common shares of this entity.

(iii)	Inactive subsidiaries	Domiciled in
	Memtech International Inc.	Bahamas
	Memtech International (USA) Inc., Pageant Technologies (USA) Inc.	United States
	Pageant Technologies Inc., Micromem Holdings (Barbados) Inc.	Barbados

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

Micromem Technologies Inc. Notes to Consolidated Financial Statements For the years ended October 31, 2020, 2019 and 2018 (Expressed in United States dollars, unless otherwise noted)

3.  Basis of presentation (continued)

(d)  Use of estimates and judgments (continued)

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

4.  Summary of significant accounting policies

The principal accounting policies applied to the preparation of these consolidated financial statements are set out below:

(a)  Foreign currency translation

These consolidated financial statements are presented in USD, which is the functional currency of the Company and all of its subsidiaries. At each reporting date, foreign currency denominated monetary assets and liabilities are translated at year- end exchange rates. Nonmonetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Income and expenses, and cash flows of foreign operations, are translated into USD using annual average exchange rates. Exchange differences arising from operating transactions are recorded in operating profit or loss for the period; exchange differences related to financing transactions are recognized in finance income or directly in equity.

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

(ii)  Loans and receivables and other financial liabilities

Financial instruments classified as loans and receivables and other financial liabilities are carried at amortized cost using the effective interest method. Transaction costs are included in the amount initially recognized. In these consolidated financial statements, trade payables and other liabilities and convertible debentures have been classified as other financial liabilities.

Micromem Technologies Inc. Notes to Consolidated Financial Statements For the years ended October 31, 2020, 2019 and 2018 (Expressed in United States dollars, unless otherwise noted)

4.  Summary of significant accounting policies (continued)

(c)  Convertible debentures and derivative liabilities

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

For convertible debentures which provide conversion into a variable number of shares or into a fixed number of shares for a variable amount of consideration, the conversion option is accounted for as an embedded derivative, which is separated from the host contract. Upon initial recognition, the derivative liability is valued at fair value using a Black Scholes or a binomial pricing model. The carrying amount of the convertible debenture is recognized as the difference between the fair value of the instrument as a whole and the fair value of the derivative liability. Any directly attributable transaction costs allocated to the derivative liability are expensed in the period.

(ii)  Modifications and extinguishments

To the extent there are changes to the terms of outstanding convertible debentures, these changes may be recorded as a modification or an extinguishment. A substantial change in the terms of an existing financial liability is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The terms are substantially different if the discounted present value of the cash flows under the new terms is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability. For a modification that does not result in derecognition, a gain or loss will be recognised in profit or loss for the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate.

(d)  Property and equipment

Property and equipment are recorded at cost and are amortized over their estimated useful lives at the following annual rates and methods:

	Method	Rate
Computers	Declining balance	30%
Furniture and equipment	Declining balance	30%
Right-of-use asset	Straight-line	over remaining 21 month lease term

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

Micromem Technologies Inc. Notes to Consolidated Financial Statements For the years ended October 31, 2020, 2019 and 2018 (Expressed in United States dollars, unless otherwise noted)

4.  Summary of significant accounting policies (continued)

(f)  Development costs

Research costs are expensed in the period incurred. Development costs are expensed as incurred unless they meet the criteria for capitalization. Expenditures during the development phase are capitalized if the Company can demonstrate each of the following criteria: (i) the technical feasibility of completing the asset so that it will be available for use or sale, (ii) its intention to complete the asset and use or sell it, (iii) its ability to use or sell the asset, (iv) how the asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the asset, and (vi) its ability to measure reliably the expenditure attributable to the asset during its development; otherwise, these costs are expensed as incurred. Costs to be recovered from development partners are recorded to development costs receivable. Payments received from development partners on projects are recorded to income as a recovery of costs incurred and reduce the outstanding receivable. There were no development costs incurred or recovery of such costs in 2020. Recovery of historic development costs in 2019 amounted to $41,546.

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

(i)  Government grants

The Company recognises government grants when there is reasonable assurance of compliance with grant conditions and that the grants will be received. Government grants are recognised in profit or loss on a systematic basis over the periods when the related expenses are incurred and are presented in the consolidated financial statements as a reduction of these expenses. A government grant that becomes receivable as compensation for expenses already incurred is recognised in profit or loss of the period in which it becomes receivable.

(j)  Income taxes

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

(k)  Provisions

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

(l)  Share capital

Share capital is presented at the fair value of the shares issued. Costs related to the issuance of shares are reported in equity, net of tax, as a deduction from the issuance proceeds.

Micromem Technologies Inc. Notes to Consolidated Financial Statements For the years ended October 31, 2020, 2019 and 2018 (Expressed in United States dollars, unless otherwise noted)

4.  Summary of significant accounting policies (continued)

(m)  Earnings or loss per share

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

5.  Adoption of new accounting pronouncements

(a)  IFRS 16 Leases

IFRS 16 replaces the previous guidance on leases. This standard provides a single recognition and measurement model to be applied by lessees to leases, with required recognition of assets and liabilities for most leases. This standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. The Company has adopted this new standard as of its effective date, in accordance with the transitional provisions specified in IFRS 16. The Company has applied the following practical expedients:

(i)  The Company applied the simplified transition approach and did not restate comparative information. As a result, the Company recognized the cumulative effect of initially applying IFRS 16 as an adjustment to the accumulated deficit as at November 1, 2019.

(ii)  The Company elected to apply IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 - Determining whether an arrangement contains a lease, were not reassessed for whether there is a lease. The Company applied the definition of a lease under IFRS 16 to contracts entered into or changed on or after November 1, 2019.

(iii)  The present value of remaining minimum lease payments is capitalized as an asset and offsetting lease liability recognized. As the interest rate implicit in the lease cannot be readily determined, management applied the Company's incremental borrowing rate (based on recent non-convertible debentures) of 24% per annum as the discount rate.

In accordance with the practical expedients applied, the Company has recognized lease liabilities and right-of-use assets at the date of initial application for leases previously classified as operating leases in accordance with IAS 17. There were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application. The Company has no short term leases.

The change in accounting policy had the following impact on the statement of financial position:

		As at November 1, 2019
		Previously	Impacts from	Restated
		stated	adoption
Impact of IFRS 16 on statement of financial position

Right-of-use asset	Note 7	-	74,307	74,307

Current lease liability	Note 9	-	36,442	36,442

Non-current lease liability	Note 9	-	37,865	37,865

Micromem Technologies Inc. Notes to Consolidated Financial Statements For the years ended October 31, 2020, 2019 and 2018 (Expressed in United States dollars, unless otherwise noted)

5.  Adoption of new accounting pronouncements (continued)

(a)  IFRS 16 Leases (continued)

The following is the Company's policy for accounting for lease contracts in accordance with IFRS 16:

At the inception of a contract, the Company assesses whether a contract is, or contains a lease. A contract is, or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. In addition, the right-of-use assets are adjusted for impairment losses, if any. The estimated useful lives and recoverable amounts of right-of-use assets are determined on the same basis as those of property and equipment. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate currently set at 24%. The lease liability is subsequently measured at amortized cost using the effective interest method. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases (lease term of 12 months or less) and leases for which the underlying asset is of low value as there are none. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(b)  IFRIC 23 Uncertainty over income tax treatments

IFRIC 23 clarifies the application of recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty over income tax treatments. It specifically addresses whether an entity considers each tax treatment independently or collectively, the assumptions an entity makes about the examination of tax treatments by taxation authorities, how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, and how an entity considers changes in facts and circumstances. IFRIC 23 became effective for the annual periods beginning on or after January 1, 2019, with earlier application permitted. The Company has adopted this interpretation as of its effective date and assessed no significant impact as a result of the adoption of this interpretation.

6.  New and revised standards and interpretations issued but not yet effective

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2020. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

(a)  IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors

IAS 1 and IAS 8 were amended in October 2018 to refine the definition of materiality and clarify its characteristics. The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2020, with earlier adoption permitted. The Company will adopt this interpretation as of its effective date. The Company has performed a preliminary analysis and has not assessed any significant impacts as a result of the adoption of these amendments.

Micromem Technologies Inc. Notes to Consolidated Financial Statements For the years ended October 31, 2020, 2019 and 2018 (Expressed in United States dollars, unless otherwise noted)

7.  Property and equipment

	November 1,	Additions /	Restatement	November 1,	Additions /	October 31,
	2018	Disposals	Note 4(a)	2019	Disposals	2020
Cost
Computers	$35,416	$(3,376)	$-	$32,040	$-	$32,040
Right-of-use assets	-	-	74,307	74,307	-	74,307
	$35,416			$106,347	$-	$106,347
Accumulated amortization
Computers	$26,188	$3,175	$-	$29,363	$714	$30,077
Right-of-use assets	-	-	-	-	27,021	27,021
	$26,188			$29,363	$27,735	$57,098

Net book value	$9,228			$76,984		$49,249

8.  Patents

	November 1,			November 1,		October 31,
	2018	Additions	Impairment	2019	Additions	2020
Cost	$904,431	$-	$(223,143)	$681,288	$-	$681,288
Accumulated amortization	508,326	152,962	-	661,288	8,123	669,411
Net book value	$396,105			$20,000		$11,877

The Company holds several patents in the United States for its Multimodal Fluid Condition Sensor Platform. In prior years, the Company had negotiated with a major automotive company and a Tier 1 manufacturer for the development and commercial exploitation of this patented technology. In 2019, the Company discontinued provisional patent applications in international jurisdictions and determined that the patents were impaired as its carrying amount was higher than its recoverable amount. The value in use, measured as the present value of the future cash flows expected to be derived from this asset class, had been estimated at a minimum of $20,000 at October 31, 2019. Accordingly, the Company recorded an impairment reserve of $223,143 in fiscal year 2019. The Company maintains that there remains significant potential value in its existing patents in terms of potential licensing agreements and royalty fees once it begins to exploit this asset class in the future.

9.  Leases

(a)  Maturity analysis of lease obligations

The following represents a maturity analysis of the Company's undiscounted principal amount of contractual lease obligations as at October 31, 2020.

CDN
Less than one year	$48,060
Two to five years	32,040
$80,100

(b)  Supplemental disclosure

For the year ended October 31, 2020, the Company recognized $14,081 of interest expense on lease obligations in the consolidated statements of operations and comprehensive loss. The Company further recognized total cash outflow of $11,423 relating to leases.

10.  Long-term loan

On April 15, 2020, the Company obtained a $40,000 CDN ($30,269 USD) interest-free loan from the Government of Canada under the Canada Emergency Business Account ("CEBA") program to cover its operating costs. The term loan matures on December 31, 2025. Repaying the balance of the loan on or before December 31, 2022 will result in a loan forgiveness of $10,000 CDN ($7,567 USD). Effective January 1, 2023, any outstanding balance on the term loan shall bear interest at a rate of 5% per annum. As the Company does not yet know whether they will be able to meet the terms of forgiveness, no amount has been recognized to income.

Micromem Technologies Inc. Notes to Consolidated Financial Statements For the years ended October 31, 2020, 2019 and 2018 (Expressed in United States dollars, unless otherwise noted)

11.  Convertible debentures

The Company issues three types of convertible debentures: USD denominated convertible debentures with an equity component, Canadian dollar ("CDN") denominated convertible debentures with an embedded derivative due to variable consideration payable upon conversion caused by foreign exchange, and USD denominated convertible debentures with an embedded derivative caused by variable conversion prices.

	Convertible debentures		Derivative liabilities		Equity component of convertible debentures
	2020	2019	2020	2019	2020	2019
(a)	$2,881,719	$2,511,514	$197,270	$204,366	$23,952	$50,147
(b)	199,799	87,560	336,292	561,059	-	-
	$3,081,518	$2,599,074	$533,562	$765,425	$23,952	$50,147

(a) USD denominated debentures with equity components and CDN denominated debentures with embedded derivatives

All loan principal amounts are expressed in original currency and all remaining dollar amounts expressed in USD. Convertible debentures outstanding as at October 31:

			CDN
	USD (equity component)		CDN (embedded derivative)
	2020	2019	2020	2019
Loan principal
Opening balance	$931,000	$931,000	$2,271,017	$2,234,294
Issuance during the year	185,200	-	17,052	165,266
Repayment or conversion	(20,000)	-	(158,364)	(128,543)
Outstanding at year-end	$1,096,200	$931,000	$2,129,705	$2,271,017

Terms of loan
Annual interest rate	12% - 24%	12% - 24%	12% - 24%	12% - 24%
Effective annual interest rate	24%	24% - 36%	12% - 1270%	13% - 645%
Conversion price to common shares	$0.03 - $0.07	$0.04 - $0.07	$0.05 - $0.14	$0.05 - $0.15
Remaining life (in months)	1 - 9	1 - 6	0 - 6	0 - 12

Consolidated Statement of Financial Position
Carrying value of loan principal	$1,083,375	$906,993	$1,403,787	$1,464,416
Interest payable	151,387	18,661	243,170	121,444
Convertible debentures	$1,234,762	$925,654	$1,646,957	$1,585,860

Derivative liabilities	$-	$-	$197,270	$204,366
Equity component of convertible debentures	$23,952	$50,147	$-	$-

Consolidated Statement of Operations and Comprehensive Loss
Accretion expense	$37,934	$118,749	$723,641	$914,780
Interest expense	$194,091	$191,001	$215,923	$229,673
Gain on revaluation of derivative liabilities	$-	$-	$(590,625)	$(846,401)
Loss on conversion of convertible debentures	$-	$-	$-	$-
Loss (gain) on extinguishment of convertible debentures	$-	$-	$(10,919)	$(2,865)

Consolidated Statement of Changes in Equity
Amount of principal converted to common shares	$20,000	$-	$35,000	$-
Amount of interest converted to common shares	$447	$-	$1,168	$-

Number of common shares issued on conversion of convertible debentures	511,175	-	731,440	-

Consolidated Statement of Cash Flows
Amount of principal repaid in cash	$-	$-	$93,721	$96,598
Amount of interest repaid in cash	$60,918	$187,440	$93,005	$159,801

Micromem Technologies Inc. Notes to Consolidated Financial Statements For the years ended October 31, 2020, 2019 and 2018 (Expressed in United States dollars, unless otherwise noted)

11.  Convertible debentures (continued)

(b)  USD denominated debentures with embedded derivatives

During the year ended October 31, 2020, the Company has incurred $35,500 (2019 - $72,476; 2018 - $40,414) in financing costs which primarily consist of early repayment premiums and administrative fees relating to the convertible debentures, of which $7,500 (2019 - $21,000; 2018 - $nil) was converted into common shares.

Convertible debentures outstanding as at October 31, 2020:

	(i)		(ii)
	2020	2019	2020	2019

Loan principal
Opening balance	$304,000	$213,600	$121,000	$101,250
Issuance during the year	449,000	563,600	273,770	307,250
Conversion	(447,000)	(397,600)	(106,000)	(287,500)
Repayment	(80,000)	(75,600)	-	-
Outstanding at year-end	$226,000	$304,000	$288,770	$121,000

Terms of loan
Annual interest rate	4%	4%	2% - 10%	10%
Effective annual interest rate	4070% -	139% -	2573% -	4338% -
	5278%	5044%	20559%	5368%
Conversion price to common shares	(i)	(i)	(ii)	(ii)
Remaining life (in months)	9 - 12	6 - 11	0 - 5	3 - 12
Consolidated Statement of Financial Position
Carrying value of loan principal	$56	$39,993	$165,564	$23,429
Interest payable	14,515	10,953	19,664	13,185
Convertible debentures	$14,571	$50,946	$185,228	$36,614

Derivative liabilities	$153,804	$370,759	$182,489	$190,300

Consolidated Statement of Operations and Comprehensive Loss
Accretion expense	$136,533	$57,111	$201,711	165,753
Interest expense	$11,390	$27,053	$19,965	21,916
Gain on revaluation of derivative liabilities	$(73,082)	$196,842	$(106,213)	294,673
Loss on conversion of convertible debentures	$54,436	$49,738	$42,048	281
Loss (gain) on extinguishment of convertible debentures	$(116,490)	$2,219	$-	-

Consolidated Statement of Changes in Equity
Amount of principal converted to common shares	$447,000	$397,600	$106,000	$287,500
Amount of interest converted to common shares	$6,060	$23,100	$20,986	$21,969
Number of common shares issued on conversion of convertible debentures	29,409,479	29,106,847	13,585,550	33,421,726

Consolidated Statement of Cash Flows
Amount of principal repaid in cash	$80,000	$75,600	$-	$-
Amount of interest repaid in cash	$1,767	$5,973	$-	$-

(i)  Conversion price defined as 75% multiplied by the average of the lowest 3 closing stock prices for the 10 trading days prior to conversion date.

(ii)  Conversion price defined as 75% multiplied by the lowest stock price for the 20 trading days prior to conversion date.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2020, 2019 and 2018
(Expressed in United States dollars, unless otherwise noted)

11.  Convertible debentures (continued)

(b)  USD denominated debentures with embedded derivatives

Convertible debentures outstanding as at October 31, 2020:

	(iii)
	2020	2019
Loan principal
Opening balance	$-	$308,000
Conversion	-	(308,000)
Outstanding at year-end	$-	$-
Terms of loan
Annual interest rate	n/a	5%
Effective annual interest rate	n/a	5234%
Conversion price to common shares	(iii)	(iii)
Remaining life (in months)	n/a	n/a
Consolidated Statement of Operations and Comprehensive Loss
Accretion expense	$-	$261,042
Interest expense	$-	$22,443
Gain on revaluation of derivative liabilities	$-	$11,451
Consolidated Statement of Changes in Equity
Amount of principal converted to common shares	$-	$308,000
Amount of interest converted to common shares	$-	$18,339
Number of common shares issued on conversion of convertible debentures	-	19,510,390

(iii)  Conversion price defined as 75% multiplied by lowest stock price for the 15 trading days prior to conversion date.

(c)  Fair value of derivative liabilities outstanding

The fair value of the derivative liabilities is determined in accordance with the Black-Scholes or binomial option-pricing models, depending on the circumstances. The underlying assumptions are as follows:

	2020	2019
Share price	$0.02	$0.02
Exercise price	$0.01 - $0.11	$0.01 - $0.11
Volatility factor (based on historical volatility)	100% - 187%	173% - 321%
Risk free interest rate	0.10% - 0.19%	1.67% - 1.69%
Expected life of conversion features (in months)	0 - 12	0 - 12
Expected dividend yield	0%	0%
CDN to USD exchange rate (as applicable)	0.7567	0.7582
Call value	$0.00 - $0.02	$0.00 - $0.02

Volatility was estimated using the historical volatility of the Company's stock prices for common shares.

12.  Share capital

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

Micromem Technologies Inc. Notes to Consolidated Financial Statements For the years ended October 31, 2020, 2019 and 2018 (Expressed in United States dollars, unless otherwise noted)

12.  Share capital (continued)

(b)  Private placements

(i)  In 2020, the Company completed three private placements with investors consisting of common shares with no warrants, pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received net proceeds of $425,789 and issued a total of 10,996,994 common shares.

(ii) In 2019, the Company completed four private placements with investors consisting of common shares with no warrants, pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received net proceeds of $212,968 and issued a total of 4,961,059 common shares.

(iii) In 2018, the Company completed thirty-three private placements with investors consisting of common shares with no warrants, pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received net proceeds of $866,200 and issued a total of 14,739,272 common shares.

13.  Stock options

(a)  Stock option plan

Until September 8, 2020, under the Company’s fixed stock option plan (the “Plan”), the Company could grant up to 18,840,000 shares of common stock to directors, officers, employees or consultants of the Company and its subsidiaries. The exercise price of each option is equal to or greater than the market price of the Company's shares on the date of grant unless otherwise permitted by applicable securities regulations. An option's maximum term under the Plan is 10 years. Stock options are fully vested upon issuance by the Company unless the Board of Directors stipulates otherwise by Directors' resolution.

The Company held its Annual General Meeting of Shareholders on September 8, 2020. The authorized limit for stock options in the Company's plan was increased from 18.84 million options to 27.5 million options at the meeting.

(b)  Summary of changes

	Number of	Weighted
	options	average
		exercise price
Outstanding at November 1, 2018	6,250,000	$0.29
Expired	(520,000)	0.34
Outstanding at October 31, 2019	5,730,000	$0.25
Cancelled	(2,040,000)	0.25
Expired	(1,490,000)	0.46
Outstanding at October 31, 2020	2,200,000	$0.10

All options vest immediately upon issuance. There were no options issued to directors and officers during the year ended October 31, 2020 (2019 - nil; 2018 - 700,000) nor employees (2019 - nil; 2018 - 1,500,000).

(c)  Stock options outstanding at October 31, 2020

		Weighted average
Date of issue	Expiry date	Number of	Exercise price	Remaining
		options		contractual life
				(years)
June 29, 2018	June 29, 2023	2,200,000	0.10	2.7
Outstanding and exercisable at October 31, 2020		2,200,000	$0.10	2.7

Subsequent to October 31, 2020, the Company granted 6.5 million stock options to employees, senior officers, directors and one consultant (Note 23(f)).

Micromem Technologies Inc. Notes to Consolidated Financial Statements For the years ended October 31, 2020, 2019 and 2018 (Expressed in United States dollars, unless otherwise noted)

14.  Loss per share

Basic and diluted loss per share are calculated using the following numerators and denominators:

Numerator	2020	2019	2018
Loss attributable to common shareholders	$(1,245,393)	$(2,832,864)	$(2,362,239)
Loss used in computation of basic and diluted loss per share	$(1,245,393)	$(2,832,864)	$(2,362,239)

Denominator
Weighted average number of common shares for computation of basic and diluted loss per share	377,380,476	288,398,051	237,242,674

For the year ended October 31, 2020, 2019 and 2018, all stock options and conversion features were anti-dilutive and, therefore, are excluded from the calculation of diluted loss per share.

15.  Income taxes

(a)  The Company has non-capital losses of approximately $31.1 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. At October 31, 2020, the tax losses expire as follows:

	Canada	Other foreign	Total
2026	$1,803,343	$-	$1,803,343
2027	1,516,471	-	1,516,471
2028	-	-	-
2029	1,554,181	461,496	2,015,677
2030	2,096,995	1,880,897	3,977,892
2031	1,263,375	18,526	1,281,901
2032	1,400,147	325,793	1,725,940
2033	1,697,116	157,463	1,854,579
2034	2,455,152	679,089	3,134,241
2035	2,774,535	570,901	3,345,436
2036	3,256,074	441,019	3,697,093
2037	2,606,582	232,719	2,839,301
2038	1,762,145	-	1,762,145
2039	1,576,315	3,923	1,580,238
2040	531,199	-	531,199
	$26,293,630	$4,771,826	$31,065,456

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

(c)  Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	2020	2019	2018
Non-capital losses and other	$8,232,346	$8,073,286	$7,698,859
Capital losses	166,316	175,090	175,090
Property, equipment, patents and deferred costs	1,666,788	1,668,632	1,567,228
	$10,065,450	9,917,008	$9,441,177
Deferred tax asset not recognized	(10,065,450)	(9,917,008)	(9,441,177)
	$-	$-	$-

As at October 31, 2020 and 2019, the Company assessed that it is not probable that sufficient taxable profit will be available to use deferred income tax assets based on operating losses in prior years; therefore, there are no balances carried in the consolidated statements of financial position for such assets.

Micromem Technologies Inc. Notes to Consolidated Financial Statements For the years ended October 31, 2020, 2019 and 2018 (Expressed in United States dollars, unless otherwise noted)

15.  Income taxes (continued)

(d)  The reconciliation of income tax attributed to continuing operations computed at the statutory tax rates to income tax expense is as follows:

	2020	2019	2018
Loss before income taxes	$(1,245,393)	$(2,832,864)	$(2,362,239)
Statutory tax rate	26.50%	26.50%	26.50%
Expected income tax recovery	$(330,029)	$(750,709)	$(625,993)
Non-deductible expenses and other items	143,550	270,610	182,056
Effect of exchange rate on deferred tax assets carried forward and other	38,037	4,269	225,846
Effect of higher tax rates in foreign jurisdictions	-	-	-
Change in deferred tax assets not recognized	148,442	475,830	218,091
	$-	$-	$-

16.  Operating expenses

(a)  General and administrative

The components of general and administrative expenses are as follows:

	2020	2019	2018
General and administrative	$49,702	$56,720	$63,936
Rent and occupancy	37,153	64,647	70,674
Office insurance	2,024	26,812	117,615
Investor relations, listing and filing fees	49,537	49,029	53,113
Loss on settlement of accounts payable	15,591	-	-
	$154,007	$197,208	$305,338

(b)  Professional, other fees and salaries

The components of professional, other fees and salaries expenses are as follows:

	2020	2019	2018
Professional fees	$148,926	$157,354	$165,685
Consulting fees	138,123	53,845	316,815
Salaries and benefits	175,075	230,782	264,780
	$462,124	$441,981	$747,280

(i)  Wage subsidy

The Canada Emergency Wage Subsidy (CEWS) was announced by the Government of Canada on March 27, 2020 to enable companies negatively impacted by COVID-19 to re-hire workers. Under this program, qualifying businesses can receive up to 75% of their employees’ wages, with employers being encouraged to provide the remaining 25%.

For the year ended October 31, 2020, the Company recognized $85,455 CDN ($63,792 USD) of wage subsidy under this program, which has been recorded as a reduction of salaries expenses in the consolidated statements of operations and comprehensive loss. This program has been extended until March 2021.

Micromem Technologies Inc. Notes to Consolidated Financial Statements For the years ended October 31, 2020, 2019 and 2018 (Expressed in United States dollars, unless otherwise noted)

17.  Supplemental cash flow information

The following provides a reconciliation of the cash flows from convertible debentures and derivative liabilities :

	2020	2019
Balance - beginning of period	$3,364,499	$3,126,687
Cash flows from financing activities:
Proceeds from issuance of convertible debentures	612,279	780,891
Repayments of convertible debentures	(150,920)	(172,198)
Non-cash changes:
Increase in loan principal (i)	-	60,000
Accretion expense	1,099,818	1,517,436
Accrued interest on convertible debentures	285,679	164,243
Gain on revaluation of derivative liabilities	(771,920)	(343,436)
Gain on extinguishment of debt	(127,409)	(646)
Convertible debentures converted into common shares	(762,847)	(1,636,825)
Renewal of convertible debentures	(26,752)	(106,594)
Foreign exchange loss (gain)	92,652	(25,059)
Balance - end of period	$3,615,080	$3,364,499

(i)  In accordance with the convertible debenture agreements, additional consideration was provided as of the conversion date, based on the stipulated conversion price.

18.  Key management compensation and related party transactions

The Company reports the following related party transactions:

(a)  Key management compensation

Key management personnel are persons responsible for planning, directing and controlling activities of the Company, including officers and directors. Compensation paid or payable to these individuals (or companies controlled by such individuals) are summarized as follows:

	2020	2019	2018
Professional, other fees, and salaries	$17,517	$4,684	$235,297
Stock-based compensation	-	-	44,740
	$17,517	$4,684	$280,037

In 2020, these parties were not awarded any options (2019 - nil; 2018 - 700,000 options at an exercise price of $0.10).

Subsequent to October 31, 2020, the Company awarded 3 million stock options to key management as part of the total 6.5 million stock options issued (Note 23(f)).

(b)  Trade payables and other liabilities

At October 31, 2019, the Company reported $205,788 in trade payable and other liabilities, representing alleged outstanding wages and expenses payable to the former President of MAST, Mr. Steven Van Fleet. The alleged payables related to claims made by Mr. Van Fleet as amounts owing to him prior to his resignation as an officer and director of the Company on August 27th, 2018.

As described in Note 19(b) below, the Company has reversed this reserve in the fiscal year ended October 31, 2020 based on the developments in this legal matter in 2020. The reasonable value of Mr. Van Fleet’s claims against the Company as of October 31, 2020 is $nil.

As at October 31, 2020 and 2019, the Company reports $167,000 in trade payables and other liabilities owing to a company whose major shareholder was a former director of the Company and who has also previously served as its Chief Technology Officer. This individual was elected as a director on February 19, 2014 through September 8, 2020. The balance reported relates to alleged services provided in 2015; there have been no invoices submitted by this related party after October 31, 2015.

Micromem Technologies Inc. Notes to Consolidated Financial Statements For the years ended October 31, 2020, 2019 and 2018 (Expressed in United States dollars, unless otherwise noted)

18.  Key management compensation and related party transactions (continued)

(c)  Convertible debentures

In May 2019, the CEO of the Company provided for a short-term loan of $15,000 CDN ($11,450 USD). At October 31, 2019, $10,000 CDN ($7,582 USD) in loan principal was outstanding. In 2020, the remaining amount of loan principal was extinguished by participation of the CEO in the private placement which the Company completed at the time. The extinguishment of the debt for the shares received in the private placement resulted in an a loss on conversion of $14,000 CDN ($10,600 USD).

In January 2018, the CEO of the Company provided for a convertible debenture of $150,000 CDN ($114,086 USD). As at October 31, 2020, $10,001 CDN ($7,509 USD)(October 31, 2019 - $52,319 CDN, $39,756 USD) in loan principal remains outstanding.

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

In January 2020, the court sent a schedule for completing discovery, which later had to be revised due to the COVID-19 pandemic. In May 2020, the court revised the discovery schedule, which required the parties to complete depositions and all remaining discovery by August 26, 2020.

Counsel for the parties agreed that Mr. Van Fleet’s deposition would proceed on July 31, 2020. The day before the deposition, Mr. Van Fleet’s counsel advised the Company’s counsel that if Mr. Van Fleet were to appear at the deposition, he would invoke his Fifth Amendment right not to incriminate himself with respect to the Company’s counterclaims, and that rather than doing so, Mr. Van Fleet had chosen not to appear for his deposition and would never appear for his deposition in the future.

In light of this development, on September 25, 2020 the Company’s counsel moved for a default, asking the court to strike Mr. Van Fleet’s claims and to enter a judgment in the Company’s favor on its counterclaims. Mr. Van Fleet has not submitted any opposition to the motion. Although the motion has not yet been decided, given that the facts and law support a default, and the motion is unopposed, we anticipate that the court will grant the motion striking Mr. Van Fleet’s claim and schedule a hearing to determine the Company’s damages on its counterclaims.

Based on these developments, we believe that, at October 31, 2020, the reasonable value of Mr. Van Fleet’s claims against the Company was $nil. Our belief has been confirmed by events since that date. While the Company may obtain a judgment for damages, we cannot currently predict the amount of damages, if any, that will be awarded and/or if a judgment will be collectible.

Micromem Technologies Inc. Notes to Consolidated Financial Statements For the years ended October 31, 2020, 2019 and 2018 (Expressed in United States dollars, unless otherwise noted)

20.  Financial risk management

(a)  Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in foreign exchange rates. The Company is exposed to currency risk to the extent that it incurs expenses and issues convertible debentures denominated in Canadian dollars (CDN). The Company manages currency risk by monitoring the Canadian position of these monetary financial instruments on a periodic basis throughout the course of the reporting period.

As at October 31, 2020, balances that are denominated in CDN are as follows:

	CDN
	2020	2019
Cash (bank indebtedness)	$8,759	$(3,188)
Prepaid expenses and other receivables	$33,594	$-
Trade payables and other liabilities	$23,530	$387,766
Convertible debentures (carrying value)	$2,176,454	$2,010,940
Derivative liabilities	$260,692	$207,161
Long-term loan	$40,000	$-

A 10% strengthening of the US dollar against the CDN would decrease accumulated deficit by $169,114 as at October 31, 2020 (2019 - decrease accumulated deficit by $158,836). A 10% weakening of the USD against the CDN would have had the opposite effect of the same magnitude.

(b)  Interest rate risk

Interest rate risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in market interest rates. The Company is exposed to interest rate risk on its interest- bearing convertible debentures. This exposure is limited due to the short-term nature of the convertible debentures.

(c)   Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company's policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company's management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise. The Company's funding is provided in the form of capital raised through the issuance of shares on conversion of convertible debentures. With the exception of the long-term loan, all financial liabilities are due within 1 year as at October 31, 2020.

(i)  Trade payables

The following represents an analysis of the maturity of trade payables:

	2020	2019
Less than 30 days past billing date	$252,413	$203,143
31 to 90 days past billing date	25,683	13,259
Over 90 days past billing date	489,853	781,230
	$767,949	$997,632

As at October 31, 2020, trade payables include $367,418 (2019 - $573,206) of invoices which the Company has disputed and/or are stale-dated. The Company does not anticipate that it will be required to discharge such amounts.

Micromem Technologies Inc. Notes to Consolidated Financial Statements For the years ended October 31, 2020, 2019 and 2018 (Expressed in United States dollars, unless otherwise noted)

20.  Financial risk management (continued)

(c)  Liquidity risk (continued)

(ii)  Convertible debentures and derivative liabilities

The following represents an analysis of the maturity of the convertible debentures and derivative liabilities:

	2020		2019
	Convertible	Derivative	Convertible	Derivative
	debentures	liabilities	debentures	liabilities
Less than three months	$1,335,853	$149,827	$754,799	$75,528
Three to six months	806,477	190,055	1,168,349	71,326
Six to twelve months	939,188	193,680	675,926	618,571
	$3,081,518	$533,562	$2,599,074	$765,425

(d)  Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash and other receivables. The maximum exposure to credit risk is the carrying value of these financial assets, which amounted to $213,695 as at October 31, 2020 (2019 - $49,236).

Cash of $191,479 as at October 31, 2020 (2019 - $46,056) is held with central banks and financial institution counterparties that are highly rated. The Company has assessed no significant change in credit risk and an insignificant loss allowance, which was not recognized in these consolidated financial statements.

21.  Fair value hierarchy

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

The Company's policy for determining when transfers between levels of fair value hierarchy occur is based on the date of the event or changes in circumstances that caused the transfer. During the years ended October 31, 2020 and 2019, there were no transfers between levels.

22.  Capital risk management

The Company's objectives when managing capital are to (i) maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, (ii) ensure it has sufficient cash resources to further develop and market its technologies and (iii) maintain its ongoing operations. The Company defines its capital as its net assets, total assets less total liabilities. In order to secure the additional capital necessary to pursue these objectives, the Company may attempt to raise additional funds through the issuance of equity or convertible debentures or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended October 31, 2020.

Micromem Technologies Inc. Notes to Consolidated Financial Statements For the years ended October 31, 2020, 2019 and 2018 (Expressed in United States dollars, unless otherwise noted)

23.  Subsequent events

Subsequent to October 31, 2020:

(a)  The Company secured seven (7) private placements with investors consisting of common shares with no warrants pursuant to prospectus and registrations set forth in applicable securities law. It realized net proceeds of $46,200 CDN and $60,000 USD and issued a total of 3,542,223 common shares.

(b) The Company settled interest debt of $204,233 CDN and $30,200 USD with the issuance of 6,953,755 common shares.

(c)  The Company repaid $25,000 CDN of convertible debentures. It also converted $40,000 CDN and $111,520 USD of convertible debentures through the issuance of 3,712,672 common shares.

(d)  The Company extended convertible debentures that were within 3 months of maturity date from October 31, 2020. Extension terms ranged from three (3) months to nine (9) months.

(e)  The Company secured $52,000 in convertible debentures with a 12 month term and conversion features which become effective six months after initiation date.

(f)  On November 13, 2020, the Company issued 6.5 million common stock options to directors, officers, employees and one consultant at a strike price of $0.05 USD ($0.07 CDN) per share. These stock options vested in full immediately upon issuance and have a 5 year term, expiring on November 13, 2025, if unexercised by that date.

(g)  The Company received an additional $20,000 CDN ($15,125 USD) loan under the Canadian government’s CEBA loan program under the same terms as the original loan of $40,000 secured in April 2020 (Note 10).

(h)  With respect to the Company’s litigation with Mr Van Fleet (Note 19(b)), the court ultimately extended his time to January 11, 2021 to submit opposition to the Company’s motion to dismiss Mr Van Fleet’s claims. The court also extended the deadline for him to submit his reply papers to January 20, 2021. Mr Van Fleet has failed to reply to the court within the prescribed timelines that the court set out and the Company’s motion to strike his claims is unopposed. The Company is currently pursuing potential damage claims against Mr. Van Fleet.

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

Exhibit No. 1.7	Amendment to the By-Laws of Micromem Technologies Inc. approved by shareholders on September 8, 2020 (filed herewith)

Exhibit No. 4.1	2020 Stock Option Plan, as amended and approved by shareholders on September 8, 2020 (filed herewith)

Exhibit No. 8.1	List of Subsidiaries (Incorporated by reference to the Company's Annual Report on Form 20-F filed with the Commission on March 1, 2010)

Exhibit No. 12.1	Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 12.2	Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 13.1	Officer's Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 13.2	Officer's Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 15.1	Consent of MNP LLP (filed herewith)

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

MICROMEM TECHNOLOGIES INC.

By:	/s/ Joseph Fuda
Name:	Joseph Fuda
Title:	Chief Executive Officer

By:	/s/ Dan Amadori
Name:	Dan Amadori
Title:	Chief Financial Officer

Dated: February 22, 2021