Form 20-F
period 2021-10-31
MICROMEM TECHNOLOGIES INC
filed 2022-02-22
CIK 1085921

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934
or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934

For The Fiscal Year Ended October 31, 2021
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
435,737,734 Common Shares

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. [ ]

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Fiscal Years 2021, 2020, 2019, 2018 and 2017

The following table sets forth our selected consolidated financial data in United States dollars as of and for each of the fiscal years ended October 31, 2021, October 31, 2020, October 31, 2019, October 31, 2018 and October 31, 2017.  The selected consolidated financial data has been derived from our audited consolidated financial statements. All information contained in the following table should be read in conjunction with our audited consolidated  financial statements and the notes thereto in "Item 18-Financial Statements" and "Item 5 - Operating and Financial Review and Prospects" included elsewhere in this Annual Report on Form 20-F.

Our consolidated financial statements for the years ended October 31, 2021, 2020, 2019, 2018 and 2017 have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

International Financial Reporting Standards

Selected balance sheet information

(all amounts in U.S. dollars)

	2021	2020	2019	2018	2017

Working Capital (deficiency)	(3,452,924)	(4,202,571)	(4,301,324)	(3,828,503)	(3,865,390)
Capital Assets	26,012	49,249	2,677	9,228	9,822
Total Assets	225,293	278,026	83,484	710,737	916,643
Capital Stock	86,815,836	85,463,642	84,153,696	82,282,903	80,198,194
Shareholders' equity (deficiency)	(3,471,278)	(4,187,342)	(4,278,647)	(3,423,170)	(3,424,106)

Selected statement of operations and deficit information
(all amounts in U.S. dollars)

	2021	2020	2019	2018	2017
Interest and other income	$-	$-	$-	$-	$-
Research and development expenses (recovery)	-	-	(41,546)	(130,069)	147,008
General and administrative and other expenses (6)	1,005,173	948,420	1,599,137	1,742,463	3,004,027
(Gain) on revaluation of derivative liabilities (1)	(2,547,192)	(771,920)	(343,436)	(1,094,718)	(1,614,822)
(Gain) Loss on conversion of debt (2)	(9,506)	96,484	101,919	63,852	1,009,680
Loss (Gain) on extinguishment of debt (5)	1,018,928	(127,409)	(646)	(399,191)	-
Accretion Expense (3)	1,169,921	1,099,818	1,517,436	2,039,344	1,358,101
Stock compensation expense (4)	360,044	-	-	140,612	442,206
Loss before income taxes	(1,012,978)	1,245,393	2,832,864	(2,362,239)	(4,346,200)
Net Loss	(1,012,978)	(1,245,393)	(2,832,864)	(2,362,239)	(4,346,200)

1)	(Gain) on revaluation of derivative liabilities for 2021, 2020, 2019, 2018 and 2017 above relates to the measurement of the derivative liabilities relating to the outstanding convertible bridge loans. The gain as reported is a non-cash charge which is calculated in accordance with IFRS.
2)	Loss on conversion of debt relates to the inducement of additional common shares issued to the bridge loan lenders who converted their bridge loans to common shares.
3)	Accretion expense is a non-cash expense calculated in accordance with IFRS and relates to increasing the face value of the debt to the contracted amount over the term of the loan.
4)	Stock compensation expense is a non-cash expense calculated in accordance with the Black Scholes option pricing model.
(5)	Loss (Gain) on extinguishment of debt relates to the replacement of an existing debt instrument at maturity date with a new debt instrument reflecting revised renewal terms at maturity date.
(6)	Includes general and administrative expenses, professional fees, other fees, salaries, travel and entertainment expenses, amortization expense, foreign exchange loss, interest expense and financing costs. In 2020 we also report the recovery of a reserve of $205,788 for litigation costs which was recorded in 2018-19. In 2021 we report a recovery of stale dated accounts payable of $422,982.

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

	2021	2020	2019	2018	2017
High for period	0.8111	0.7863	0.7699	0.7513	0.8245
Low for period	0.7903	0.6898	0.7353	0.8138	0.7276
End of period	0.8075	0.7854	0.7699	0.7609	0.7971
Average for period	0.0841	0.7461	0.7529	0.7767	0.7708

The following table sets forth, for each period indicated, the high and low exchange rates for United States dollars expressed in Canadian dollars on the last day of each month during such period, based on the Noon Buying Rate.

	February	March	April	May	June	July
	2021	2021	2021	2021	2021	2021
High	1.2828	1.2668	1.2617	1.2315	1.2419	1.2759
Low	1.2530	1.2455	1.2285	1.2051	1.2040	1.2343

	August	September	October	November	December	January
	2021	2021	2021	2021	2021	2022
High	1.2856	1.2828	1.2654	1.2792	1.2942	1.2741
Low	1.2497	1.2518	1.2329	1.2368	1.2642	1.2484

On February 18, 2022 the noon buying rate for one Canadian dollar, as quoted by the Bank of Canada, was CDN $1.2734 =  U.S. $1.00.

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

At October 31, 2021 we had $171,397 of cash on hand.  Our working capital deficiency is $3,452,924 at October 31, 2021. Subsequent to October 31, 2021, through to the date of the filing of this Annual Report on Form 20-F, we have raised an additional $351,000 through the issuance of convertible debentures and $101,590 through two private placements of equity.

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

The  COVID-19 pandemic  creates  additional risk for the Company if there is a prolonged  industry  slowdown  in those sectors  where the Company currently operates , including the oil and gas sectors in particular.  The Company has encountered delays in the commercialization plans for  its technology  with its primary customers. There remains  considerable  uncertainty as of this date as to the duration of the pandemic. If the pandemic  continues  for an extended period of time in 2022, there could be repercussions to the Company's ongoing  business  which could be significant.

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

We continued to develop applications of our sensor technology in 2021 working with our technical advisors and our strategic development partners. We are pursuing joint development agreements with potential strategic partners with the expectation that we will jointly develop sensor applications for use by these potential strategic partners. We believe that these current initiatives will result in revenues and cash flow to the Company in the future but there can be no assurance when and if such revenues will be achieved.

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

Because our success and value depends in part on our ownership and use of intellectual property, our failure to protect our property could adversely affect our future growth and success.

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

Risks associated  with  the COVID-19  pandemic:

The impact on the Company of the COVID-19 pandemic during the 2021 and 2020 fiscal years has  been significant. Management has taken a number of remedial steps including  (i) closing the office in mid-March 2020, and it remains closed as of the date of this Annual Report.  Our staff is working remotely from their homes, (ii ) utilized  the Canada Employment Wage Subsidy program from the  Canadian Federal Government to support  our payroll obligations in 2020, (iii) utilized the Canadian Federal Government small business loan program and secured  a $40,000 CDN  ($30,629 USD) term loan which is as described in our consolidated financial statements.  An additional $20,000 CDN ($15,135 USD) of term loan financing under this program was secured in January 2021, (iv) regular phone and electronic contact with our key service providers, subcontractors, and customers,  and (v)  business-related travel has been curtailed since March 2020.

There remains substantial uncertainty as to the duration of the pandemic.  If the pandemic continues for an extended period of time beyond 2021, there may be repercussions to the Company's ongoing business which could be significant.

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

Frost & Sullivan was contracted by MAST in 2009 to assess the market opportunities for a late entry into the Hall sensor market. The Hall sensor market in 2009 was robust at an estimated $1.9 billion USD. The market barriers were mature market, declining margins and heavy competition. A decision was taken to not enter the Hall sensor component market for the above reasons. A decision was taken to explore the market opportunities associated with creating unique sensor based solutions that revolved around our Hall sensor technology.

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

In October 2018, Steve Van Fleet filed a lawsuit again the Company and MAST seeking payment of alleged remuneration and expense reimbursements due to him totaling $214,574.  The Company denied the allegations and, in turn, interposed counterclaims again Mr. Van Fleet seeking, among other things, damages of not less than $3.0 million.  In 2021 the litigation with Mr. Van Fleet was resolved in our favor. See Item 5 - Contingencies in this Annual Report.

Recent Developments Prior to Fiscal Year 2021:

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

As of October 31, 2021, the Company has been negotiating with Romgaz  with respect to  initial purchase orders  that Romgaz would be issuing to Micromem : (a) for the purchase of initial units of the existing ARTRA technology for training and education purposes, (b) for a proposal by Micromem to deliver a comprehensive analytics solution to Romgaz for the technology, and, (c) pending satisfactory completion of (b), a purchase order for commercial orders for the technology which is to be manufactured in Romania, although there can be no assurances that such purchase order will be made.

Repsol: In Q1 2019 we submitted a proposed letter of intent (" Repsol LOI") to the Repsol engineering team with whom we engaged in September 2018 after the resignation of Mr. Van Fleet .The Repsol LOI was intended to reset the go forward product development parameters, marketing efforts and cost sharing arrangements for this project.  The original Repsol purchase order submitted in 2017 was suspended as part of these discussions with Repsol.

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

B. Business Overview

Update of Product Development Activity at October 31, 2021

The current status of our active development projects is as reported below; in general, the COVID-19 pandemic resulted in delays encountered on the continued progress of our product development initiatives after February 2020.

Chevron: We maintained a dialogue with Chevron throughout 2021.  Chevron curtailed further development activity on this project after March 2020 with the onset of the COVID-19 pandemic.

We attended the Houston-based OTC oil and gas conference in August 2021.  We updated our dialogue with Chevron and with other potential industry partners at the conference.

Chevron continues to have interest in our interwell tracer technology.  The Company awaits Chevron's commercialization plans for this technology.

Romgaz:  Our discussions with Romgaz have been continuous on a weekly basis throughout fiscal 2021 and have continued to progress since our October 31, 2021 fiscal year end.  The COVID-19 pandemic has resulted in delays in the execution of our commercial activity with Romgaz during the 2021 fiscal year.

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

Repsol: With the additional staff resources that we have added in 2021 in Toronto, we have begun to reconfigure the RT Lube Analyzer technology in which Repsol had previously discussed interest and for which we negotiated the Respol LOI in 2019.  While we did not have interaction with Repsol during the COVID-19 pandemic, we intend to resume discussions with Repsol in 2022.

Other developments: In anticipation of the developments with  our strategic partners in 2022, the Company  is planning for  its business activity to include the following  components:  (i) continuance of its working relationship  with  the developer of the  Artra  171 technology  which  Chevron  has  successfully tested in on site testing of operating  oil wells and for which we  anticipate  Romgaz  purchase orders in 2022, although there can be no assurances that such purchase orders will be made and, (ii) we have implemented our plans to develop a captive, small engineering/product development team based in Toronto.    We have established a Toronto-based engineering/product presence in cooperation with an established manufacturing and engineering group  with whom we expect to become a strategic partner to Micromem as our projects proceed.  In June 2021, Micromem hired two engineering staff persons through the University of Toronto coop program, each for a 16 month term.  The engineering staff are responsible for supporting all of Micromem's current initiatives with Chevron, Romgaz and other potential customers. During 2022, we will plan to add additional senior management to the Micromem team in the project management, engineering, and financial reporting areas of discipline.  We also look to recruit additional corporate directors to our Board.

Deferred development costs / development expenses

Until October 31, 2016, we capitalized as deferred development costs the expenditures that we incurred on these projects, net of the recoveries of such costs from our development partners.  Since November 2016, we have expensed net costs as such costs did not meet the criteria for capitalization based on our impairment analysis.

We have previously reported on the chronology, by customer, of our investment in development costs relating to our various projects which we undertook with our strategic partners. A summary of these costs and recoveries between 2012 and 2021 is provided as below:

Net Costs absorbed by the Company:

	(1)	(2)	(3)	(4)	(5)	(6)	(7)	Total

Cost incurred	4,499,466	225,000	2,035,676	939,458	2,470,329	1,129,168	522,720	11,821,817
Recoveries from development partners	(3,442,050)	(100,000)	(838,500)	(300,000)	(200,000)	-	(46,000)	(4,926,550)
Net costs absorbed by the Company	1,057,416	125,000	1,197,176	639,458	2,270,329	1,129,168	476,720	6,895,267

1. Chevron (2013-2019)

2. Repsol (2018-2019)

3. Castrol (2014-2018)

4. Saudi Aramco (2012-2013)

5. Northeast Utilities (2013-2015)

6. GM/Flextronics (2012-2015)

7. Other (various) (2011-2014)

The Chevron development project was  self-funding after 2016.  The Castrol project was suspended in 2018 given that Castrol was not prepared to commit additional funding to the project.  The Saudi Aramco contract was completed in 2014.  The Northeast Utilities contract was terminated in 2015 given that Northeast Utilities was not prepared to commit additional funding to the project other than in kind consideration.  The GM/Flextronics work commenced in 2012; the Company was absorbing all of the costs associated with the development of the prototype product being developed in conjunction with GM/Flextronics.  The prototype work was suspended due to the turnover of the GM project team by 2016-2017 and the Company's decision to stop committing additional funding to the project after 2016.  The Company has been awarded several patents relating to the work completed on the GM/Flextronics project.

In 2019 the Company incurred $36,051 of expenses with respect to the ongoing costs associated with the Chevron project and recovered $77,597 from Chevron including payments received for certain milestones achieved in 2018.

The Company remains as a pre revenue entity at October 31, 2021. It did not incur any further development expenses  on any project in 2020 or 2021 and it did not submit any invoices to any of its developement partners in 2021.

Given the progress and momentum achieved to date with Chevron and with Romgaz, the Company believes it will have commercial orders and revenues in 2022, although there can be no assurances such purchase orders will be made or that revenues will be achieved.

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

Beginning in 2018, we began to abandon provisional patent filings in a number of international jurisdictions as a cost cutting initiative.  We continued that process in 2019, 2020 and 2021.

We believe that the U.S. patents that have been granted for MRAM have sustaining value to be realized in the future. If the Company's financial position improves, it may pursue the exploitation of its patents in this field of endeavors.

Our patent costs are summarized below for the fiscal years ending October 31, 2018-2021:

	2021	2020	2019	2018
	$	$	$	$
Patent expenditures:	-	-	-	121,603
Patent costs capitalized:	-	-	-	121,603
Amortization expense:	-	8,123	152,962	156,960
Impairment Reserve:	-	-	223,143	-

Share Capital

At October 31, 2021, the Company had 435,737,734 common shares outstanding (2020: 402,552,453 common shares  outstanding). Additionally, the Company has 11,700,000 stock options outstanding with a weighted average exercise price of $0.06 per share (2020: 2,200,000 options outstanding with a weighted average exercise price of $0.10 per share).

Changes to Our Board of Directors and Management:

The Company held its most recent Annual General and Special Meeting of the shareholders for the fiscal years ending 2017, 2018, and 2019 on September 8, 2020.  At the meeting Joseph Fuda, Alex Dey and Oliver Nepomuceno were re-elected as directors. Brian Von Herzen, who had served as a director of the Company since 2014 was not a candidate for the Board of Directors at the annual meeting.  Joseph Fuda and Dan Amadori continue in their respective roles of CEO and CFO respectively.

We plan to schedule the next Annual General Meeting of shareholders to cover the 2020 and 2021 fiscal years prior to June 30, 2022.   We will evaluate the opportunities to expand our Board of Directors  at this upcoming Annual General Meeting.

Equity Financing Transactions:

In the fiscal year ended October 31, 2021 the Company completed the following transactions:

(a) Pursuant to prospectus and registration exemptions set forth in applicable securities law, the Company completed private placements consisting of common shares, received net proceeds of $840,564 and issued a total of 17,573,429 common shares.

(b) The Company continued its bridge loan financing activities in 2021, specifically:

(i) It issued 15,611,852 common shares for the conversion of bridge loans totaling $511,630.

(ii) It realized net proceeds of $510,000 from the issuance of convertible debentures.

.

(iii) It repaid $593,301 of bridge loans previously secured.

(iv) Certain of the bridge loans that matured in 2021 were extended at maturity date, ultimately through October 31, 2022 and thereafter.

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

(iv) Certain of the bridge loans that matured in 2020 were extended at maturity date, ultimately through October 31, 2021 and thereafter.

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

D. Property, Plant and Equipment

We maintain our corporate headquarters in Toronto, Ontario, Canada. We occupy 2,500 square feet of commercial office space pursuant to a lease that we extended in February 2017 for five years through 2022. In 2021, the Company sublet a portion of its rental space on a month to month basis and realized sublet income of $24,809 (2020: $17,692; 2019: $7,309)

In 2019, the Company capitalized $74,307 of right of use assets under IFRS 16 pertaining to its lease for office premises and recorded an equivalent liability in its accounts. The Company recorded amortization of $28,033 in 2021 (2020: $27,020).

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section of the Form 20-F has been prepared to provide a more substantive discussion of our business and to assist the reader in analyzing the audited consolidated financial statements for the years ended October 31, 2021, October 31, 2020, and  October 31, 2019. This discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes in this Annual Report, which are prepared in accordance with IFRS, as issued by the IASB , and are stated in United States dollars.

Operating Results:

The following table sets forth certain selected financial information of our Company.

Selected statement of operation and deficit information

	2021	2020	2019
	$	$	$
Administration	155,504	154,007	197,208
Professional and other fees and salaries	424,485	462,124	441,981
Travel and entertainment	24,903	23,903	52,568
Development costs (recovery)	-	-	(41,546)
Recovery of reserve for litigation costs/stale dated payables	(422,982)	(205,788)	-
Stock compensation expense	360,044	-	-
Interest expense	495,809	441,369	496,172
Amortization expense	36,033	35,858	156,137
Impairment reserve on patents	-	-	223,143
Accretion expense	1,169,921	1,099,818	1,571,436
(Gain) Loss on conversion of bridge loans	(9,506)	96,484	101,919
(Gain) on revaluation of derivatives	(2,547,192)	(771,920)	(343,436)
Loss (Gain) on extinguishment of debt	1,018,928	(127,409)	(646)
Financing costs	84,478	35,500	72,476
Foreign exchange loss (gain)	222,553	1,447	(40,548)
(Loss) for the year	(1,012,978)	(1,245,393)	2,832,864
Loss per share - basic and diluted	0.00	0.00	(0.01)

Selected balance sheet information

	2021	2020	2019
	$	$	$
Working capital (deficiency)	(3,452,924)	(4,202,571)	(4,301,324)
Other Assets	29,889	61,126	22,677
Total Assets	225,293	278,026	83,484
Long term liabilities	(48,243)	(45,897)
Shareholders' equity (deficiency)	(3,471,278)	(4,187,342)	(4,278,647)

Fiscal 2021 Compared to Fiscal 2020

a) Administration costs were $155,504 in 2021 versus $154,007 in 2020.  These costs include rent and occupancy costs of $15,536 (2020: $37,153 -  the Company reported sublet income for a portion of its office space in 2020 and 2019) office insurance costs of $753 (2020: $2,024); investor relations, listings and filing fees of $53,029 (2020: $49,537); other general and administrative expenses of $86,186 (2020: $49,702); and  a loss  on settlement of accounts payable of nil (2020: $15,591).

b) Professional and other fees and salaries costs were $424,485 versus $462,124 in 2020. The components of these total costs included legal and audit related expenses of $116,425 (2020: $148,926), third party consulting fees of $123,922 (2020: $138,123), and staff salaries and benefits of $184,138 (2020: $175,075).

Our CFO, Dan Amadori, has received $25,376 of  cash compensation in 2021, nil in 2020. Our CEO, Joseph Fuda, has received $81,826 of cash  compensation  in 2021 which amount is reported in staff salaries and benefits; he received $17,517 in 2020.

The Board of Directors has awarded Messrs. Fuda and Amadori additional common stock options in November 2020 and again in October 2021 as additional consideration for services  rendered to the Company - no option grants were made in 2020.

Travel and entertainment expenses were $24,903 in 2021 ($23,903 in 2020). There has been minimal corporate travel  since  March 2020  as a result of the COVID-19 pandemic.

There were 9,500,000 stock options awarded in 2021 and nil in 2020. The stock option expense in 2021, calculated using the Black Scholes option pricing model, was $360,044.

Interest expense was $495,809 in 2021 versus $441,369 in 2020.  This represents the actual interest expense obligations incurred by the Company based on the stated interest rates on its convertible debenture notes.

Amortization expense was $36,033 in 2021 consisting of $8,000 relating to patents and $28,033 relating to capital assets ($35,838 in 2020 consisting of $8,123 relating to patents and $27,735 relating to capital assets).

Financing costs were $84,478 in 2021 versus $35,500 in 2020.  These expenses relate to costs associated with the convertible debenture financings which the Company completed in 2021 and 2020.

The loss on foreign exchange reported in 2021 was $222,553 versus a loss of $1,447 in 2020.  This included the exchange relating to the translation of $CDN denominated transactions during the year and to Canadian denominated assets and liabilities at fiscal quarter and year ends.  It also included the foreign exchange relating to the initiation, renewal, conversion and repayment of convertible debenture transactions.  The Canadian dollar has fluctuated from $0.7506 at  October 31, 2020 to $0.7956 at October 31, 2021 relative to the US dollar.

The other expenses reported relate to the convertible debentures. These expenses are all non-cash expenses and compare as follows:

	2021	2020	Change
	$	$	$
Accretion expense	1,169,921	1,099,818	70,103
Loss (Gain) on conversion of debentures	(9,506)	96,484	(105,990)
Gain on revaluation of derivatives	(2,547,192)	(771,920)	(1,775,272)
Loss (Gain) on extinguishment of debentures	1,018,928	(127,409)	1,146,337
Net Expense	(367,849)	296,973	(664,822)

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

	2020	2019
a) Legal and Audit expenses	$148,926	$157,354
b) Third party, consulting fees	138,123	53,845
c) Staff salaries and benefits	175,075	230,782
	$462,124	$441,981

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

Our CFO, Dan Amadori, received no compensation in the 2019 and 2020 fiscal years. Our CEO, Joseph Fuda, has received $17,517 of salary in 2020 which amount is reported in staff salaries and benefits; he received $4,682 in 2019.These reductions in expenses were part of a broad effort to reduce the Company's operating expenses after the resignation of Mr. Van Fleet in August 2018.

In 2020, the  Company  recorded  a  reversal of the  prior year's accrual of  $205,788  relating to the litigation  matter that the Company has been involved  with  Mr.  Van Fleet. See Item 5- Contingencies in this Annual Report.

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

d) Development cost recoveries represent development costs incurred less costs reimbursed by our development partners which are paid at milestone dates under our joint development contract.  The components of the net totals reported were:

	2020	2019
Development costs incurred	$-	$36,051
Cost reimbursements received	-	(77,597)
Net development cost recovery	$-	$(41,546)

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

j) The other expenses reported relate to the convertible debentures. These expenses are all non-cash expenses and compare as follows:

	2020	2019	Changes
Accretion expense	$1,099,818	$1,517,436	$(417,618)
Loss on conversion of debentures	96,484	101,919	(5,435)
Gain on revaluation of derivatives	(771,920)	(343,436)	(428,484)
Gain on extinguishment of debentures	(127,409)	(646)	(126,763)
Net expense	$296,973	$1,275,273	$(978,300)

Unaudited Quarterly Financial Information

Three months ended (unaudited)	Working capital (deficiency)	Capital assets at Net Book Value	Other Assets	Total Assets	Shareholders' equity (deficit)
	$	$	$	$	$
January 31, 2020	(5,387,954)	70,046	18,000	296,256	(5,331,481)
April 30, 2020	4,140,569	63,120	15,877	141,860	(4,061,572)
July 31, 2020	(3,994,076)	56,187	13,877	108,438	(3,974,641)
October 31, 2020	(4,202,571)	49,249	11,877	278,026	(4,187,342)
January 31, 2021	(4,694,513)	42,364	9,877	124,318	(4,698,923)
April 30, 2021	(7,214,609)	38,170	7,877	253,940	(7,318,323)
July 31, 2021	(4,876,595)	31,283	5,877	223,528	(4,887,324)
October 31, 2021	(3,452,924)	26,012	3,877	225,293	(3,471,278)

Three months ended (unaudited)	Revenues	Expenses	Income (loss) in period	Loss per share
	$	$	$	$
January 31, 2020	-	1,726,023	(1,726,023)	-
April 30, 2020	-	(1,071,746)	1,071,746	-
July 31, 2020	-	234,946	(234,946)	-
October 31, 2020	-	356,170	(356,170)	-
January 31, 2021	-	1,220,301	(1,220,301)	-
April 30, 2021	-	3,154,574	(3,154,574)	-
July 31, 2021	-	(2,102,701)	2,102,701	-
October 31, 2021	-	(1,259,196)	(1,259,196)	-

B.  Liquidity and Capital Resources:

Liquidity

We have not yet realized commercial revenues from the exploitation of our technology platforms. We currently do not have positive cash flow from operations and will not realize positive cash flow until we license or directly produce and sell products utilizing our technology platforms.

We currently have no lines of credit available. We have relied on obtaining equity financing from investors through private placements, through the exercise by shareholders of common share purchase warrants, through the exercise of common stock options by officers and directors, and through bridge loans that the Company has secured in order to meet our cash flow needs until we can generate sustainable revenues. At October 31, 2021 we had a working capital deficiency of $3,452,924 (2020: $4,202,571) including cash on hand of $171,397 (2020: $191,479). Since October 31, 2021 we have raised an additional $351,000 of bridge loan financing and $101,590 of financing from private placements.  We have granted to our directors, officers, and other employees a number of options to purchase shares at prices that are at or above market price on the date of grant. None of the optionees has any obligation to exercise their options and there can be no guarantee that we will realize any funds from these options.

In 2022, we plan to continue to raise financing as required and we anticipate that we may report initial revenues from our development partners. In our opinion, despite the current working capital deficiency, in consideration of the future financing endeavors, business plan and existing cash resources, we expect the Company to have sufficient financial resources to fund the Company’s planned operations through fiscal 2022.

Capital Resources

We incurred $5,271 capital expenditures in 2021, nil in 2020.

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

Off-Balance Sheet Arrangements:

We are not party to any off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities. Tabular Disclosure of Contractual Obligations:

A summary of our financial commitments as of October 31, 2021 is as below:

Payments due by period ($USD)
	Total	Less than 1 year	1-5 years	More than 5 years
Operating lease obligations	$36,045	$36,045	-	-

Payments due by period ($USD)
	Total	Less than 30 days	31-90 days past billing date	Over 90 days past billing date

Trade payables	$384,057	$384,057	$-	$-

Payments due by period ($USD)
	Total	Less than 3 months	Three to six months	Six to twelve months
Convertible debentures	$2,452,402	$1,609,762	$842,451	$189
Derivative liability	$787,081	$238,802	$414,602	$133,677

Critical Accounting Policies:

Our significant accounting policies are set forth in our consolidated financial statements, which should be read in conjunction with management's discussion of our critical accounting policies and estimates set forth below.

Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IAASB.

We have not yet realized commercial revenues from the exploitation of our technology. Under IFRS, research costs are expensed in the period incurred. Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under IFRS which is the translation of research findings or other knowledge into a plan for the technology prior to commercial production or use. As at October 31, 2021, the Company capitalized nil of development costs and capitalized nil as intangible assets under IFRS.

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

Contingencies:

(1) We have agreed to indemnify our directors and officers and certain of our employees in accordance with our Bylaws.  We maintain insurance policies that may provide coverage against certain claims.

(2) The Company may be subject to litigation, claims and governmental and regulatory proceedings arising in the ordinary course of business.  In such cases, the Company would accrue a loss contingency for these matters when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated.

(3) Legal matter: Litigation with Steven Van Fleet

We have previously reported on the litigation matter ,which commenced in 2018, relating to Mr. Van Fleet, the former President of MAST.

In 2021, the Supreme Court of the State of New York, County of Dutchess ultimately dismissed all of Mr. Van Fleet's claims, found that he was liable to Micromem and MAST on their counterclaims and ordered an inquest to determine damages. The inquest was held between June 3 - 7, 2021.

On June 16th, 2021, the court ordered that Micromem, and MAST had established damages of $765,579.35, the full amount that had been requested. Additionally, the court awarded costs and statutory prejudgement interest from May 9, 2017. On June 29th, 2021, the court entered a judgement ("Judgement") in favor of Micromem and MAST and against Mr. Van Fleet in the amount of $1,051,739.83.

With respect to the Company's efforts to collect on that Judgement, a settlement ("Settlement") was reached during October 2021. Pursuant to the Settlement, the Company received an initial one-time payment and is entitled to additional monthly payments over a period of up to six years. The Company will record those payments as and when they are received. The total amount to be received by the Company if Mr. Van Fleet makes all the required payments under the terms of the Settlement will be less than the amount of the Judgement obtained by the Company, but if Mr. Van Fleet does not comply with the terms of the Settlement, it also provides the Company a means of enforcing a larger judgement against Mr. Van Fleet that is substantially in line with the Judgement.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The Directors and Executive Officers of Micromem as at February 21, 2022 are set forth below:

Name	Age	Position

Joseph Fuda	61	President, Chief Executive Officer and Director
Dan Amadori	70	Chief Financial Officer
Oliver Nepomuceno	54	Director
Alex Dey	78	Director

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

B. Compensation

	Annual			Long-Term
	Compensation			Compensation
				Awards

	Fiscal	Salary	Bonus	Other Annual	Securities
Name and	Year	(US$)	(US$)	Compensation	Under Options
Principal Position				(US$)	Granted (#)
Joseph Fuda	2019	4,684	-	-	-
Chief Executive Officer	2020	17,517	-	-	-
	2021	81,826	-	86,420	1,900,000 (1)
Dan Amadori	2019	-	-	-	-
Chief Financial Officer	2020	-	-	-	-
	2021	25,375	-	86,420	1,900,000 (1)
Oliver Nepomuceno	2019	-	-	-	-
Director	2020	-	-	-	-
	2021	-	-	27,330	600,000 (2)
Alex Dey	2019	-	-	-	-
Director	2020	-	-	-	-
	2021	-	-	27,330	600,000 (2)

Notes:

1. Includes 1,500,000 options issued on November 13, 2020 at a strike price of $0.05 per share and 400,000 options issued on October 8, 2021 at a strike price of $0.07 per share.

2. Includes 500,000 options issued on November 13, 2020 at a strike price of $0.05 per share and 100,000 options issued on October 8, 2021 at a strike price of $0.07 per share.

Options are offered to directors, executive officers, and employees to purchase our common shares at an exercise price equal to or above the market price for the common shares at the date that the options are granted. These options are approved by the Compensation Committee. None of the directors have agreements that provide for benefits upon termination of service.

In 2021 9,500,000 options were granted.  The weighted average exercise price was $0.06 per share.  No stock options were granted in 2020 and 2019.

C. Board Practices:

All matters pertaining to our financing, contractual arrangements and Management and Director compensation are approved by the Board of Directors. The members of the Board of Directors are appointed to a one-year term at our Annual General Meeting or until such time as the next Annual General Meeting is held.

Our Board of Directors meets on an as required basis during the fiscal year. Our Board of Directors did not meet in person in 2021. The Board was convened informally as of each quarter end.

Our Audit Committee met regularly during fiscal 2021 for the purpose of approving and recommending to the Board the quarterly financial statements and our yearend financial statements. In addition, our Audit Committee receives regular periodic reports from management.

Our Compensation Committee met as part of our audit committee meetings in 2021; it receives regular reports from management. Our Compensation Committee approves management and director compensation and all stock option grants for recommendation to the Board of Directors.

Audit Committee

The Board of Directors has appointed an Audit Committee consisting of two independent directors. The members of the Audit Committee are Alex Dey (Chairman) and Oliver Nepomuceno, each of whom serves in such capacity until the Board of Directors' next annual meeting. The Audit Committee is responsible for the integrity of our internal accounting and control systems. The committee receives and reviews our financial statements and makes recommendations thereon to the Board of Directors prior to its approval by the full Board of Directors. The Audit Committee communicates directly with our external auditors in order to discuss audit and related matters whenever appropriate. The Audit Committee met formally in January, February March, June, September, and October 2021.

Compensation Committee

The Board of Directors has appointed a Compensation Committee which meets on executive compensation matters as and when required. Our Compensation Committee includes Oliver Nepomuceno and Alex Dey as outside directors. The Compensation Committee did not meet separately in 2021 as both members also serve on the Audit Committee.

Disclosure Committee

The Board of Directors has appointed a Disclosure Committee whose primary responsibility is to ensure timely and accurate disclosure of all relevant information in accordance with the various securities regulations. Our Disclosure Committee includes Joseph Fuda, the Company's CEO, and Alex Dey, an outside director.

D. Employees

We have six employees, one of which serves in a management capacity and three of which serve in an administrative capacity. . This includes Mr. Fuda, the Chief Executive Officer and President, and three support staff, all of whom work from our executive offices in Toronto, Canada.  Additionally, we hired two engineering students who work for the Company on a full time basis. Mr. Amadori, our CFO, provides services through his management company. All research and development is outsourced to third parties. We consider our relations with our employees to be satisfactory.

E. Share Ownership
	NAME	SHARES OWNED	OPTIONS HELD	OPTION EXERCISE PRICE	EXPIRATION DATE	% OF TOTAL [1]
	Joseph Fuda Chief Executive Officer and Director	1,824,335	250,000 1,500,000 400,000	$0.10 $0.05 $0.07	06/29/2023 11/13/2025 10/08/2026	0.91% (3,974,335)
	Dan Amadori Chief Financial Officer	873,857[2]	250,000 1,500,000 400,000	$0.10 $0.05 $0.07	06/29/2023 11/13/2025 10/08/2026	0.69% (3,023,857)
	Oliver Nepomuceno Director	1,078,572	100,000 500,000 100,000	$0.10 $0.05 $0.07	06/29/2023 11/13/2025 10/08/2026	0.41% (1,778,572)
	Alex Dey Director	899,795[3]	100,000 500,000 100,000	$0.10 $0.05 $0.07	06/29/2023 11/13/2025 10/08/2026	0.37% (1,599,795)
[1]	Calculated based on shares owned plus options held as a percentage total of shares outstanding as of October 31, 2021, plus options held.
[2]	215,716 shares are held by a corporation controlled by Mr. Amadori.
[3]	254,863 shares are held by a corporation wholly owned by Mr. Dey.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders:

No shareholder holds greater than 5% of the common shares outstanding. As of the date of this Annual Report approximately 50% of the issued and outstanding common shares are held by Canadian investors; approximately 44% of the issued and outstanding shares are held by U.S. investors; and approximately 6% are held by investors outside of Canada and the U.S.

B. Related Party Transactions:

The Company reports the following related party transactions:

(a) Management and consulting fees:

Included in professional fees, other fees and salaries as reported are management fees and consulting fees paid or payable to individuals (or Companies controlled by such individuals) who served as officers, directors, and employees of the Company. The total compensation paid to such parties is summarized as follows:

	2021	2020	2019
Cash Compensation	$107,201	$17,517	$4,684
Stock based compensation	227,500	-	-
	$334,701	$17,517	$4,684

The cash compensation paid in 2021 included $25,736 to our CFO, Dan Amadori and $81,826 to our CEO, Joseph Fuda.  The cash compensation paid in 2020 and 2019 was to our CEO. In 2020, Mr. Fuda and Mr. Amadori each elected to cancel 650,000 stock options previously awarded to them in August 2018.

C. Interests of Experts and Counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Our consolidated financial statements for the years ended October 31, 2021, 2020 and 2019 have been prepared in accordance with IFRS as issued by the IASB.

We have never paid a dividend on our securities. We do not anticipate paying dividends in the foreseeable future.

B. Significant Changes

Significant Changes since October 31, 2021 are as presented in Note 23 to the Company's Consolidated Financial Statements. See "Item 18 - Financial Statements".

ITEM 9. THE OFFER AND LISTING

Our common shares are traded in the United States and are quoted on the OTCQB. The common shares are quoted under the symbol MMTIF. Our common shares are traded in Canada on the CSE under the symbol MRM.

The table below sets forth the high and low sales prices for common shares in U.S. Dollars as quoted on the OTCBB for the periods specified. Our fiscal year end is October 31.

Period	High	Low

Last six months:
February 2022 (through February 10th)	0.07	0.05
January 2022	0.07	0.05
December 2021	0.08	0.04
November 2021	0.10	0.05
October 2021	0.07	0.05
September 2021	0.08	0.06
Last eight quarters:
Q4 2021	0.10	0.05
Q3 2021	0.17	0.07
Q2 2021	0.22	0.05
Q1 2021	0.17	0.02
Q4 2020	0.03	0.02
Q3 2020	0.03	0.02
Q2 2020	0.13	0.03
Q1 2020	0.09	0.01
Last five years:
2021:	0.22	0.04
2020:	0.13	0.01
2019	0.13	0.01
2018	0.28	0.02
2017	0.31	0.12

On January 31, 2022, the last reported sale price for our common shares on the OTCQB was $0.06 per share.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Our authorized capital consists of an unlimited number of common shares, of which 435,737,734 shares were issued and outstanding as of October 31, 2021, and 2,000,000 special, redeemable, voting preference shares, referred to herein as special shares, none of which were outstanding, as of October 31, 2021.

Additionally, the Company has 11,700,000 stock options outstanding with a weighted average exercise price of $0.06 per share  (2020: 2,200,000 options outstanding with a weighted average exercise price of $0.10 per share )

B. Memorandum and Articles of Incorporation

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

• borrow money on the credit of Micromem:

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

Dividends received by non-corporate US Holders may be subject to United States federal income tax at lower rates (generally 15%) than other types of ordinary income, if certain conditions are met. These conditions include neither the Company nor a Related Entity being classified as a PFIC (discussed below), the Company being a "qualified foreign corporation", the US Holder's satisfaction of a holding period requirement, and the US Holder not treating the distribution as "investment income" for purposes of the investment interest deduction rules.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, referred to herein as the "Exchange Act") as of October 31, 2021. Based on management's evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of October 31, 2021, our disclosure controls and procedures were effective in that they were designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in our reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Exchange Act Rule 13a-15(e) also states that disclosure controls and procedures are designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of Micromem's internal control over financial reporting as of October 31, 2021. In making this assessment, they used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment the Chief Executive Officer and Chief Financial Officer have concluded that, as of October 31, 2021 our internal control over financial reporting were effective.

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

ITEM 16C. Principal Accountant Fees and Services

The following table presents fees for professional audit services rendered by our auditors for the audit of our consolidated financial statements for the years ended October 31, 2021 and 2020, and fees billed for other services rendered by our auditors including our offerings of securities and tax services.

	Fiscal 2021	Fiscal 2020

Audit Fees	$90,950	$90,950
Audit Related Fees	-	-
Tax Fees	$4,000	$4,000
All Other Fees	-	-

Audit Fees

In each of 2020 and 2021, we paid  $90,950 in audit fees to MNP LLP.

Audit Related Fees

None

Tax Fees

We paid $4,000 in 2021 and $4,000 in 2020 of tax-related fees for services to Chiampou Travis LLP.

All Other Fees

None

Pre-approval policies

The Audit Committee assesses and pre-approves all audit and non-audit services.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E. Purchases of Equity by the Issuer and Affiliated Purchasers.

None.

ITEM 16F. Change in Registrants Certifying Accountant.

Not Applicable.

ITEM 16G. Corporate Governance

Not applicable.

ITEM 16H. Mine Safety Disclosure

Not applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

ITEM 17. Financial Statements

Not applicable, see Item 18.

ITEM 18. Financial Statements

Micromem Technologies Inc.
Consolidated Financial Statements
For the years ended October 31, 2021, 2020 and 2019
(Expressed in United States Dollars)

Micromem Technologies Inc.
Consolidated Financial Statements
For the years ended October 31, 2021, 2020 and 2019
(Expressed in United States Dollars)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Micromem Technologies Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Micromem Technologies Inc. (the Company) as of October 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended October 31, 2021, and the related notes and schedules (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of October 31, 2021 and 2020, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended October 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. This matter is also described in the "Critical Audit Matters" section of our report.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Going Concern

Critical Audit Matter Description

As described in Note 2, the Company's operations are mainly funded with debt financing, which is dependent upon many external factors and maybe difficult to raise when required. The Company may not have sufficient cash to fund its operations, and therefore, will require additional funding, which if not raised, may result in the delay, postponement or curtailment of some or all its activities. Management has prepared future cash flow forecasts, which involves judgement and estimation of key variables, such as planned capital expenditures, revenue, production volumes and market conditions. Future economic conditions, including the impact of the global COVID-19 pandemic and effects of key events subsequent to the year end, such as debt financing, also impacted management's judgements and estimates. We identified the Company's ability to continue as a going concern as a critical audit matter because auditing the Company's going concern assessment is complex and involves a high degree of auditor judgment to assess the reasonableness of the cash flow forecasts, planned refinancing actions and other assumptions used in the Company's going concern analysis. The Company's ability to execute the planned refinancing actions are especially judgmental given that the global financial markets and economic conditions have been, and continue to be, volatile as a result of the COVID-19 pandemic. This matter is also described in the "Material Uncertainty Related to Going Concern" section of our report.

Audit Response

We responded to this matter by performing procedures over management's assessment of the Company's ability to continue as a going concern. Our audit work in relation to this included, but was not restricted to, the following:

• We evaluated the cash flow forecasts prepared by management and evaluated the integrity and arithmetical accuracy of the model.
• We evaluated the key assumptions used in the model to estimate future cash flows for a reasonable period of time, not exceeding 12 months from the date of the Statements of Financial Position, by comparing assumptions used by management against historical performance, budgets, economic and industry indicators and publicly available information.
• We evaluated the key assumptions pertaining to estimated cash flows from operating activities and expected cash flows from financing activities, comparing these to available market data, underlying agreements, private placement raises and subsequent events thereafter.
• We assessed the adequacy of the going concern and COVID-19 disclosures included in Note 2 of the consolidated financial statements and consider these to appropriately reflect the assessments that management has performed.

Valuation of Financial Instruments

Critical Audit Matter Description

As described in Note 11 to the consolidated financial statements, for the year ended October 31, 2021, the Company has various convertible debentures some of which result in the recognition of derivative liabilities. Management measured the fair value of the embedded derivative liability using the valuation techniques that require management to make several assumptions related to the inputs into those models. Auditing management's valuations of the derivative liability was challenging due to the complexity of accounting for the instruments, the related valuation models and the inputs into those models, which are highly sensitive to changes, such as volatility, risk free rates, conversion price and discount rate.

Audit Response

We responded to this matter by performing procedures over valuation of debt instruments. Our audit work in relation to this included, but was not restricted to:

• Obtaining and reviewing management's analysis of the financial instruments including the assessment of the accounting for the financial instruments and the valuation methodology

• Obtained signed copies of all agreements, including renewals, conversions and any new issuances and confirmed the balances and terms for a sample of the financial instruments

• Obtained support for cash receipts related to a sample of newly issued financial instruments and cash disbursements related to a sample of repayments, and, for a sample of conversions, obtained support such as conversion notices and share issuances as confirmed with the transfer agent.

• We involved professionals with specialized skill and knowledge to assist in developing an independent implied interest rate range for a similar liability without a convertible feature and assessment of the prepayment option embedded in the loans.

• We tested the mathematical accuracy of the valuation model and agreed certain inputs including volatility, risk free rates, conversion rates and discount rate to underlying source information.

MNP, LLP
Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
February 14, 2022

We have served as the Company's auditor since 2017

Micromem Technologies Inc.

Consolidated Statements of Financial Position
As at October 31, 2021 and 2020
(Expressed in United States dollars)

	Notes	2021	2020

Assets
Current
Cash	20	$171,397	$191,479
Prepaid expenses and other receivables		24,007	25,421
Total current assets		195,404	216,900
Property and equipment	7	26,012	49,249
Patents	8	3,877	11,877
Total assets		$225,293	$278,026

Liabilities
Current
Trade payables and other liabilities	20(c)	$384,057	$767,949
Current lease liability	9	24,788	36,442
Convertible debentures	11,20	2,452,402	3,081,518
Derivative liabilities	11,20	787,081	533,562
Total current liabilities		3,648,328	4,419,471
Long-term lease liability	9	-	15,628
Long-term loan	10	48,243	30,269
Total liabilities		3,696,571	4,465,368

Shareholders' Deficiency
Share capital	12	86,815,836	85,463,642
Contributed surplus		28,197,382	27,810,586
Equity component of convertible debentures	11	14,004	23,952
Accumulated deficit		(118,498,500)	(117,485,522)
Total shareholders' deficiency		(3,471,278)	(4,187,342)
Total liabilities and shareholders' deficiency		$225,293	$278,026

Going concern	2
Contingencies	19
Subsequent events	23
The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board of Directors:
"Joseph Fuda"	"Alex Dey"
Director	Director

Micromem Technologies Inc.
Consolidated Statements of Operations and Comprehensive Loss
For the years ended October 31, 2021, 2020 and 2019
(Expressed in United States dollars)

	Notes	2021	2020	2019

Operating expenses
General and administrative	16(a)	$155,504	$154,007	$197,208
Professional, other fees and salaries	16(b)	424,485	462,124	441,981
Recovery of reserve for litigation costs	18(b)	-	(205,788)	-
Statute barred payables	18(b)	(422,982)	-	-
Stock-based compensation	13	360,044	-	-
Development costs (recovery)		-	-	(41,546)
Travel and entertainment		24,903	23,903	52,568
Amortization of property and equipment	7	28,033	27,735	3,175
Amortization of patents	8	8,000	8,123	152,962
Impairment of patents	8	-	-	223,143
Foreign exchange loss (gain)	20(a)	222,553	1,447	(40,548)
Total operating expenses		800,540	471,551	988,943

Other expenses
Accretion expense	11	1,169,921	1,099,818	1,517,436
Convertible debt interest expense	11	495,809	441,369	496,172
Financing costs	11	84,478	35,500	72,476
Gain on revaluation of derivative liabilities	11	(2,547,192)	(771,920)	(343,436)
(Gain) loss on conversion of convertible debentures	11	(9,506)	96,484	101,919
Loss (gain) on extinguishment of convertible debentures	11	1,018,928	(127,409)	(646)
Total other expenses		212,438	773,842	1,843,921

Net loss before income tax provision		(1,012,978)	(1,245,393)	(2,832,864)
Income tax provision	15	-	-	-

Total comprehensive loss		$(1,012,978)	$(1,245,393)	$(2,832,864)

Weighted average number of outstanding shares, basic and diluted	14	422,613,046	377,380,476	288,398,051
Basic and diluted loss per share	14	$-	$-	$(0.01)
The accompanying notes are an integral part of these consolidated financial statements.

Micromem Technologies Inc.
Consolidated Statements of Changes in Equity
For the years ended October 31, 2021, 2020 and 2019
(Expressed in United States dollars)

	Notes	Number of shares	Share capital	Contributed surplus	Equity component of convertible debentures	Accumulated deficit	Total

Balance at November 1, 2018		259,602,699	$82,282,903	$27,630,909	$70,283	$(113,407,265)	$(3,423,170)
Private placements of shares for cash	12	4,961,059	212,968	-	-	-	212,968
Financing costs converted into common shares	11(b)	350,000	21,000	-	-	-	21,000
Convertible debentures converted into common shares	11	82,038,963	1,636,825	-	-	-	1,636,825
Expiry of convertible debenture conversion option	11	-	-	126,730	(126,730)	-	-
Renewal of convertible debentures	11	-	-	-	106,594	-	106,594
Net loss		-	-	-	-	(2,832,864)	(2,832,864)

Balance at October 31, 2019		346,952,721	$84,153,696	$27,757,639	$50,147	$(116,240,129)	$(4,278,647)
Private placements of shares for cash	12	10,996,994	425,789	-	-	-	425,789
Convertible debentures converted into common shares	11	44,237,644	859,331	-	-	-	859,331
Expiry of convertible debenture conversion option	11	-	-	52,947	(52,947)	-	-
Renewal of convertible debentures	11	-	-	-	26,752	-	26,752
Shares issued on settlement of accounts payable		365,094	24,826	-	-	-	24,826
Net loss		-	-	-	-	(1,245,393)	(1,245,393)

Balance at October 31, 2020		402,552,453	$85,463,642	$27,810,586	$23,952	$(117,485,522)	$(4,187,342)
Private placements of shares for cash	12	17,573,429	840,564	-	-	-	840,564
Stock-based compensation	13	-	-	360,044	-	-	360,044
Convertible debentures converted into common shares	11	15,611,852	511,630	-	-	-	511,630
Expiry of convertible debenture conversion option	11	-	-	26,752	(26,752)	-	-
Renewal of convertible debentures	11	-	-	-	16,804	-	16,804
Net loss		-	-	-	-	(1,012,978)	(1,012,978)

Balance at October 31, 2021		435,737,734	$86,815,836	$28,197,382	$14,004	$(118,498,500)	$(3,471,278)
The accompanying notes are an integral part of these consolidated financial statements.

Micromem Technologies Inc.
Consolidated Statements of Cash Flows
For the years ended October 31, 2021, 2020 and 2019
(Expressed in United States dollars)

	Notes	2021	2020	2019
Operating activities
Net loss		$(1,012,978)	$(1,245,393)	$(2,832,864)
Items not affecting cash:
Amortization of property and equipment	7	28,033	27,735	3,175
Amortization of patents	8	8,000	8,123	152,962
Impairment of patents	8	-	-	223,143
Accretion expense	11,17	1,169,921	1,099,818	1,517,436
Accrued interest on convertible debentures	11,17	408,543	285,679	164,243
Convertible debenture interest converted	11,17	196,964	21,160	63,409
Loss on conversion of convertible debentures	11	(9,506)	96,484	101,919
Gain on revaluation of derivative liabilities	11,17	(2,547,192)	(771,920)	(343,436)
Loss (gain) on extinguishment of convertible debentures	11,17	1,018,928	(127,409)	(646)
Shares issued for financing costs	11,17	-	7,500	21,000
Stock-based compensation	13	360,044	-	-
Statute barred payables	18(b)	(422,982)	-	-
Loss on disposal of property and equipment	7	475	-	5,000
Foreign exchange (gain) loss	20	421,462	78,004	(136,606)
		(380,288)	(520,219)	(1,061,265)
Net changes in non-cash working capital:
Decrease in development costs receivable		-	-	81,841
Decrease (increase) in prepaid expenses and other receivables		1,414	(10,670)	1,980
Decrease in trade payables and other liabilities		(383,892)	(229,683)	(4,993)
Cash flows used in operating activities		(762,766)	(760,572)	(982,437)

Investing activity
Purchase of property and equipment	7	(5,271)	-	-
Cash flows used in investing activity		(5,271)	-	-

Financing activities
Repayment of lease liability	9	(27,282)	(11,423)	-
Proceeds from long-term debt	10	17,974	30,269	-
Private placements of shares for cash	12	840,564	425,789	212,968
Proceeds from issuance of convertible debentures	11, 17	510,000	612,279	780,891
Repayments of convertible debentures	11, 17	(593,301)	(150,920)	(172,198)
Cash flows provided by financing activities		747,955	905,995	821,661

Net change in cash		(20,082)	145,423	(160,776)
Cash - beginning of year		191,479	46,056	206,832

Cash - end of year		$171,397	$191,479	$46,056

Supplemental cash flow information
Interest paid (classified in operating activities)	9,11	$87,266	$155,690	$353,214
Interest paid on non-convertible debt		$11,785	$8,081	$-
Interest paid on lease liability	9	$9,160	$14,081	$-
Carrying amount of convertible debentures converted into common shares	11, 17	$521,136	$762,847	$1,636,825
Shares issued on settlement of accounts payable		$-	$24,826	$-
The accompanying notes are an integral part of these consolidated financial statements.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2021, 2020 and 2019
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

The Company develops, based upon proprietary technology, customized sensor applications for companies (referred to as "development partners") operating internationally in various industry segments. The Company has not generated commercial revenues through October 31, 2021 and is devoting substantially all its efforts to securing commercial revenue opportunities.

2. Going concern

These consolidated financial statements have been prepared with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast significant doubt about the Company's ability to continue as a going concern and ultimately on the appropriateness of the use of the accounting principles applicable to a going concern. During the year ended October 31, 2021, the Company reported a net loss and comprehensive loss of $1,012,978 (2020 - $1,245,393, 2019 - $2,832,864) and negative cash flow from operations of $762,766 (2020 - $760,572, 2019 - $982,437). The Company's working capital deficiency as at October 31, 2021 was $3,452,924 (2020 - $4,202,571).

The Company's success depends on the profitable commercialization of its proprietary sensor technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company's planned operations through fiscal 2022; however, the ability of the Company to continue as a going concern is dependent upon its ability to secure additional financing and/or profitably commercialize its technology. These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

The COVID-19 pandemic creates additional risk for the Company if there is a prolonged industry slowdown in those sectors where the Company currently operates including the oil and gas sectors in particular. To date, the impact of the pandemic has resulted in the layoff of Company staff as of March 27, 2020. The Company has encountered significant delays in the commercial plans for its technology with its primary target customers. As of October 31, 2021, the Company has secured a government backed loan of $60,000 CDN ($48,243 USD) (2020 - $40,000 CDN, $30,269 USD) which matures in December 2025 (Note 10) and received government wage subsidies of $167,388 CDN ($133,699 USD) (2020 - $nil) (Note 16(b)(i)). The Company has also received rent subsidies of $38,440 CDN ($30,613 USD) (2020 - $nil) (Note 16(a)(i)).

If the going concern assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, and the reported expenses and the statement of financial position classifications used; in such cases, these adjustments would be material.

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

These consolidated financial statements were authorized for issuance and release by the Company's Board of Directors on February 14, 2022.

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

3. Basis of presentation (continued)

(d) Use of estimates and judgments (continued)

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

4.     Summary of significant accounting policies (continued)

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

(d)          Property and equipment

Property and equipment are recorded at cost and are amortized over their estimated useful lives at the following annual rates and methods:

	Method	Rate
Computers	Declining balance	30%
Furniture and equipment	Declining balance	30%
Right-of-use asset	Straight-line	over remaining 8 month lease term

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

(f)        Development costs

Research costs are expensed in the period incurred. Development costs are expensed as incurred unless they meet the criteria for capitalization. Expenditures during the development phase are capitalized if the Company can demonstrate each of the following criteria: (i) the technical feasibility of completing the asset so that it will be available for use or sale, (ii) its intention to complete the asset and use or sell it, (iii) its ability to use or sell the asset, (iv) how the asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the asset, and (vi) its ability to measure reliably the expenditure attributable to the asset during its development; otherwise, these costs are expensed as incurred. Costs to be recovered from development partners are recorded to development costs receivable. Payments received from development partners on projects are recorded to income as a recovery of costs incurred and reduce the outstanding receivable. There were no development costs incurred or recovery of such costs in 2021 or in 2020. Recovery of historic development costs in 2019 amounted to $41,546.

4. Summary of significant accounting policies (continued)

(g)          Patents

Patents are recorded at cost and are amortized on a straight line basis over their estimated useful lives of 5 years.

(h)          Leases

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

(i)        Stock-based compensation and other stock-based payments

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

(j)            Government grants

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

4.     Summary of significant accounting policies (continued)

(k)       Income taxes

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

(l)       Provisions

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

(m)       Share capital

Share capital is presented at the fair value of the shares issued. Costs related to the issuance of shares are reported in equity, net of tax, as a deduction from the issuance proceeds.

(n)           Earnings or loss per share

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

5. Adoption of new accounting pronouncements

(a) IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors

IAS 1 and IAS 8 were amended in October 2018 to refine the definition of materiality and clarify its characteristics. The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2020, with earlier adoption permitted. The Company has adopted this interpretation as of its effective date and assessed no significant impact as a result of the adoption of these amendments.

6.          New and revised standards and interpretations issued but not yet effective

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2021. These pronouncements are not applicable or do not have a significant impact to the Company and have been excluded.

7. Property and equipment

	November 1,	Additions /	October 31,	Additions /	Writeoffs	October 31,
	2019	Disposals	2020	Disposals		2021
Cost
Computers	$32,040	$-	$32,040	$5,271	$(18,741)	$18,570
Right-of-use assets	74,307	-	74,307	-	-	74,307
	$106,347	$-	$106,347	$5,271	$(18,741)	$92,877

Accumulated amortization
Computers	$29,363	$714	$30,077	$1,013	$(18,266)	$12,824
Right-of-use assets	-	27,021	27,021	27,020	-	54,041
	$29,363	$27,735	$57,098	$28,033	$(18,266)	$66,865

Net book value	$76,984		$49,249			$26,012

8. Patents

	November 1,		October 31,			October 31,
	2019	Additions	2020	Additions	Writeoffs	2021
Cost	$681,288	$-	$681,288	$-	$-	$681,288
Accumulated amortization	661,288	8,123	669,411	8,000	-	677,411
Net book value	$20,000		$11,877			$3,877
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
9. Leases

(a) Maturity analysis of lease obligations

The following represents a maturity analysis of the Company's undiscounted contractual lease obligations as at October 31, 2021.

CDN
Less than one year	$32,040

(b) Supplemental disclosure

For the year ended October 31, 2021, the Company recognized $9,160 of interest expense on lease obligations in the consolidated statements of operations and comprehensive loss. The Company further recognized total cash outflow of $36,442 relating to leases.

10. Long-term loan

As at October 31, 2021, the Company has obtained a $60,000 CDN ($48,243 USD) (2020 - $40,000 CDN ($30,269 USD)) interest-free loan from the Government of Canada under the Canada Emergency Business Account ("CEBA") program to cover its operating costs. The term loan matures on December 31, 2025. Repaying the balance of the loan on or before December 31, 2022 will result in a loan forgiveness of $20,000 CDN ($15,963 USD). Effective January 1, 2023, any outstanding balance on the term loan shall bear interest at a rate of 5% per annum. As the Company does not yet know whether they will be able to meet the terms of forgiveness, no amount has been recognized to income.

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

	Convertible debentures		Derivative liabilities		Equity component of convertible debentures
	2021	2020	2021	2020	2021	2020
(a)	$2,248,108	$2,881,719	$557,322	$197,270	$14,004	$23,952
(b)	204,294	199,799	229,759	336,292	-	-
	$2,452,402	$3,081,518	$787,081	$533,562	$14,004	$23,952

(a) USD denominated debentures with equity components and CDN denominated debentures with embedded derivatives

(b)          USD denominated debentures with embedded derivatives

All loan principal amounts are expressed in original currency and all remaining dollar amounts expressed in USD. Convertible debentures outstanding as at October 31:

			CDN
	USD (equity component)		CDN (embedded derivative)
	2021	2020	2021	2020
Loan principal
Opening balance	$1,096,200	$931,000	$2,129,705	$2,271,017
Issuance during the year	146,682	185,200	-	17,052
Repayment or conversion	(205,100)	(20,000)	(140,518)	(158,364)
Outstanding at year-end	$1,037,782	$1,096,200	$1,989,187	$2,129,705

Terms of loan
Annual interest rate	12% - 24%	12% - 24%	12% - 24%	12% - 24%
Effective annual interest rate	24%	24%	13% - 28735624%	12% - 1270%
Conversion price to common shares	$0.03 - $0.07	$0.03 - $0.07	$0.05 - $0.08	$0.05 - $0.14
Remaining life (in months)	0 - 6	1 - 9	0 - 6	0 - 6

Consolidated Statement of Financial Position
Carrying value of loan principal	$1,036,124	$1,083,375	$609,924	$1,403,787
Interest payable	332,605	151,387	269,455	243,170
Convertible debentures	$1,368,729	$1,234,762	$879,379	$1,646,957

Derivative liabilities	$-	$-	$557,323	$197,270
Equity component of convertible debentures	$14,004	$23,952	$-	$-

11.     Convertible debentures (continued)

(a)      USD denominated debentures with equity components and CDN denominated debentures with embedded derivatives

Consolidated Statement of Operations and Comprehensive Loss

			CDN
	USD (equity component)		CDN (embedded derivative)
	2021	2020	2021	2020
Accretion expense	$28,001	$37,934	$1,003,613	$723,641
Interest expense	$236,519	$194,091	$226,520	$215,923
Gain on revaluation of derivative liabilities	$-	$-	$(2,718,409)	$(590,625)
Gain on conversion of convertible debentures	$-	$-	$(47,356)	$-
Loss (gain) on extinguishment of convertible debentures	$-	$-	$1,360,536	$(10,919)

Consolidated Statement of Changes in Equity
Amount of principal converted to common shares	$-	$20,000	$100,000	$35,000
Amount of interest converted to common shares	$30,200	$447	$160,064	$1,168

Number of common shares issued on conversion of convertible debentures	1,118,519	511,175	7,744,774	731,440

Consolidated Statement of Cash Flows
Amount of principal repaid in cash	$205,100	$-	$31,492	$93,721
Amount of interest repaid in cash	$25,101	$60,918	$36,052	$93,005

(b) USD denominated debentures with embedded derivatives

During the year ended October 31, 2021, the Company has incurred $84,478 (2020 - $35,500; 2019 - $72,476) in financing costs which primarily consist of early repayment premiums and administrative fees relating to the convertible debentures, of which $nil (2020 - $7,500; 2019 - $21,000) was converted into common shares.

Convertible debentures outstanding as at October 31, 2021:

	(i)		(ii)
	USD (embedded derivative)		USD (embedded derivative)
	2021	2020	2021	2020
Loan principal
Opening balance	$226,000	$304,000	$288,770	$121,000
Issuance (settlement) during the year	617,200	449,000	(15,000)	273,770
Conversion	(284,000)	(447,000)	-	(106,000)
Repayment	(261,600)	(80,000)	(102,770)	-
Outstanding at year-end	$297,600	$226,000	$171,000	$288,770

Terms of loan
Annual interest rate	4%	4%	2% - 10%	2% - 10%
Effective annual interest rate	5255% - 5525%	4070% - 5278%	0% - 24%	2573% - 20559%

Conversion price to common shares	(i)	(i)	(ii)	(ii)
Remaining life (in months)	5 - 10	9 - 12	0	0 - 5

Consolidated Statement of Financial Position
Carrying value of loan principal	$1,166	$56	$171,000	$165,564
Interest payable	15,445	14,515	16,683	19,664
Convertible debentures	$16,611	$14,571	$187,683	$185,228

Derivative liabilities	$170,456	$153,804	$59,303	$182,489

11.       Convertible debentures (continued)

(b)       USD denominated debentures with embedded derivatives (continued)

Consolidated Statement of Operations and Comprehensive Loss

	(i)		(ii)
	USD (embedded derivative)		USD (embedded derivative)
	2021	2020	2021	2020
Accretion expense	$15,102	$136,533	$123,206	$201,711
Interest expense	$21,659	$11,390	$11,110	$19,965
Loss (gain) on revaluation of derivative liabilities	$25,821	$(73,082)	$145,396	$(106,213)
Loss on conversion of convertible debentures	$37,851	$54,436	$-	$42,048
Gain on extinguishment of convertible debentures	$(73,026)	$(116,490)	$(268,582)	$-

Consolidated Statement of Changes in Equity
Amount of principal converted to common shares	$284,000	$447,000	$-	$106,000
Amount of interest converted to common shares	$6,700	$6,060	$-	$20,986

Number of common shares issued on conversion of convertible debentures	6,748,559	29,409,479	-	13,585,550

Consolidated Statement of Cash Flows
Amount of principal repaid in cash	$261,600	$80,000	$102,770	$-
Amount of interest repaid in cash	$14,030	$1,767	$12,083	$-

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

(c)          Fair value of derivative liabilities outstanding

The fair value of the derivative liabilities is determined in accordance with the Black-Scholes or binomial option-pricing models, depending on the circumstances. The underlying assumptions are as follows:

	2021	2020
Share price	$0.05	$0.02
Exercise price	$0.03 - $0.07	$0.01 - $0.11
Volatility factor (based on historical volatility)	32% - 133%	100% - 187%
Risk free interest rate	0.17% - 0.55%	0.10% - 0.19%
Expected life of conversion features (in months)	0 - 10	0 - 12
Expected dividend yield	0%	0%
CDN to USD exchange rate (as applicable)	0.8041	0.7567
Call value	$0.01 - $0.04	$0.00 - $0.02

Volatility was estimated using the historical volatility of the Company's stock prices for common shares.

12. Share capital

(a) Authorized and outstanding shares

The Company has two classes of shares as follows:

(i) Special redeemable voting preference shares - 2,000,000 authorized, nil issued and outstanding.

(ii) Common shares without par value - an unlimited number authorized. The holders of the common shares are entitled to receive dividends which may be declared from time to time, and are entitled to one vote per share at shareholder meetings of the Company. All common shares are ranked equally with regards to the Company's residual assets.

(b) Private placements

(i) In 2021, the Company completed 37 private placements with investors consisting of common shares with no warrants, pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received net proceeds of $840,564 and issued a total of 17,573,429 common shares.

(ii) In 2020, the Company completed three private placements with investors consisting of common shares with no warrants, pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received net proceeds of $425,789 and issued a total of 10,996,994 common shares.

(iii) In 2019, the Company completed four private placements with investors consisting of common shares with no warrants, pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received net proceeds of $212,968 and issued a total of 4,961,059 common shares.

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

13. Stock options (continued)

(b) Summary of changes

	Number of options	Weighted average exercise price
Outstanding at November 1, 2019	5,730,000	$0.25
Cancelled	(2,040,000)	0.25
Expired	(1,490,000)	0.46
Outstanding at October 31, 2020	2,200,000	$0.10
Granted	9,500,000	0.06
Outstanding at October 31, 2021	11,700,000	$0.06

There were 5,000,000 options issued to directors and officers during the year ended October 31, 2021 (2020 - nil; 2019 - nil) and 4,500,000 options issued to employees (2020 - nil; 2019 - nil). These options vested upon issuance.

(c) Stock options outstanding at October 31, 2021

Date of issue	Expiry date	Number of options	Exercise price	Remaining contractual life (years)
June 29, 2018	June 29, 2023	2,200,000	$0.10	1.7
November 13, 2020	November 13, 2025	6,500,000	0.05	4.0
October 8, 2021	October 8, 2026	1,000,000	0.07	4.9
October 8, 2021	October 8, 2022	1,000,000	0.07	0.9
October 8, 2021	April 8, 2022	1,000,000	0.07	0.4
Outstanding and exercisable at October 31, 2021		11,700,000	$0.06	3.1

(d) Fair value of options issued during the period

The fair value of the stock options is determined in accordance with the Black-Scholes option-pricing model. The underlying assumptions are as follows:

2021
Share price at grant date (per share)	$0.05
Exercise price	$0.05 - $0.07
Volatility factor (based on historical volatility)	148% - 180%
Risk free interest rate	0.75%
Expected life of options (in years)	5
Expected dividend yield	0%
Forfeiture rate	0%
Weighted average Black-Scholes value at grant date	$0.05 - $0.06

Volatility was estimated using the historical volatility of the Company's stock prices for common shares.

The weighted average exercise price on the dates of issuance was $0.05 (2020 - $nil; 2019 - $nil).

14. Loss per share

Basic and diluted loss per share are calculated using the following numerators and denominators:

Numerator	2021	2020	2019
Loss attributable to common shareholders	$(1,012,978)	$(1,245,393)	$(2,832,864)
Loss used in computation of basic and diluted loss per share	$(1,012,978)	$(1,245,393)	$(2,832,864)

Denominator
Weighted average number of common shares for computation of basic and diluted loss per share	422,613,046	377,380,476	288,398,051

For the years ended October 31, 2021, 2020, and 2019, all stock options and conversion features were anti-dilutive and, therefore, are excluded from the calculation of diluted loss per share.

15. Income taxes

(a) The Company has non-capital losses of approximately $33.6 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. At October 31, 2021, the tax losses expire as follows:

	Canada	Other foreign	Total
2026	$1,939,567	$-	$1,939,567
2027	1,631,024	-	1,631,024
2028	-	-	-
2029	1,671,583	143,221	1,814,804
2030	2,255,401	1,880,897	4,136,298
2031	1,358,809	18,526	1,377,335
2032	1,505,914	325,793	1,831,707
2033	1,825,316	157,463	1,982,779
2034	2,640,613	679,089	3,319,702
2035	2,984,122	570,901	3,555,023
2036	3,502,035	441,019	3,943,054
2037	2,803,481	232,719	3,036,200
2038	1,895,257	317	1,895,574
2039	1,695,389	-	1,695,389
2040	531,199	-	531,199
2041	989,523	-	989,523
	$29,229,232	$4,449,945	$33,679,177

(b) In addition, the Company has available capital loss carry forwards of approximately $1.3 million to reduce future taxable capital gains, the benefit of which has not been recognized in these consolidated financial statements. Capital losses carry forward indefinitely.

15. Income taxes (continued)

(c) Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	2021	2020	2019
Non-capital losses and other	$8,924,982	$8,232,346	$8,073,286
Capital losses	178,808	166,316	175,090
Property, equipment, patents and deferred costs	1,794,285	1,666,788	1,668,632
	$10,898,075	$10,065,450	$9,917,008
Deferred tax asset not recognized	(10,898,075)	(10,065,450)	(9,917,008)
	$-	$-	$-

As at October 31, 2021 and 2020, the Company assessed that it is not probable that sufficient taxable profit will be available to use deferred income tax assets based on operating losses in prior years; therefore, there are no balances carried in the consolidated statements of financial position for such assets.

(d) The reconciliation of income tax attributed to continuing operations computed at the statutory tax rates to income tax expense is as follows:

	2021	2020	2019
Loss before income taxes	$(1,012,978)	$(1,245,393)	$(2,832,864)
Statutory tax rate	26.50%	26.50%	26.50%
Expected income tax recovery	$(268,439)	$(330,029)	$(750,709)
Non-deductible expenses and other items	80,462	143,550	270,610
Effect of exchange rate on deferred tax assets carried forward and other	(644,649)	38,037	4,269
Change in deferred tax assets not recognized	832,626	148,442	475,830
	$-	$-	$-

16. Operating expenses

(a) General and administrative

The components of general and administrative expenses are as follows:

	2021		2020		2019
General and administrative		$86,186		$49,702		$56,720
Rent and occupancy		15,536		37,153		64,647
Office insurance		753		2,024		26,812
Investor relations, listing and filing fees		53,029		49,537		49,029
Loss on settlement of accounts payable		-		15,591		-
		$155,504		$154,007		$197,208

16. Operating expenses (continued)

(a) General and administrative (continued)

(i) Rent subsidy

The Government of Canada announced the Canada Emergency Rent Subsidy (CERS) to support eligible businesses by covering part of their commercial rent or property expenses. For the year ended October 31, 2021, the Company recognized $38,440 CDN ($30,613 USD) of rent subsidy under this program, which has been recorded as a reduction of rent and occupancy expenses in the consolidated statements of operations and comprehensive loss. This program ran from September 27, 2020 to October 23, 2021.

(b) Professional, other fees and salaries

The components of professional, other fees and salaries expenses are as follows:

	2021	2020	2019
Professional fees	$107,554	$148,926	$157,354
Consulting fees	132,793	138,123	53,845
Salaries and benefits	184,138	175,075	230,782
	$424,485	$462,124	$441,981

(i) Wage subsidy

"The Canada Emergency Wage Subsidy (CEWS) was announced by the Government of Canada on March 27, 2020 to enable companies negatively impacted by COVID-19 to re-hire workers. Under this program, qualifying businesses can receive a subsidy for a portion of their employees' wages.

For the year ended October 31, 2021, the Company recognized $167,388 CDN ($133,699 USD) (2020 - $85,455 CDN ($63,792 USD)) of wage subsidy under this program, which has been recorded as a reduction of salaries expenses in the consolidated statements of operations and comprehensive loss. This program concluded on October 23, 2021."

17.     Supplemental cash flow information

The following provides a reconciliation of the cash flows from convertible debentures and derivative liabilities :

	2021	2020
Balance - beginning of period	$3,615,080	$3,364,499
Cash flows from financing activities:
Proceeds from issuance of convertible debentures (i)	510,000	612,279
Repayments of convertible debentures	(593,301)	(150,920)

Non-cash changes:
Accretion expense	1,169,921	1,099,818
Accrued interest on convertible debentures	408,543	285,679
Gain on revaluation of derivative liabilities	(2,547,192)	(771,920)
Gain on extinguishment of debt	1,018,928	(127,409)
Convertible debentures converted into common shares	(521,136)	(762,847)
Renewal of convertible debentures	(16,804)	(26,752)
Foreign exchange loss (gain)	195,444	92,653
Balance - end of period	$3,239,483	$3,615,080

(i) Proceeds net of original issue discount of $92,200.

18. Key management compensation and related party transactions

The Company reports the following related party transactions:

(a) Key management compensation

Key management personnel are persons responsible for planning, directing and controlling activities of the Company, including officers and directors. Compensation paid or payable to these individuals (or companies controlled by such individuals) are summarized as follows:

	2021	2020	2019
Professional, other fees, and salaries	$107,201	$17,517	$4,684
Stock-based compensation	227,500	-	-
	$334,701	$17,517	$4,684

In 2021, these parties were awarded 5 million stock options with a weighted average exercise price of $0.05 (2020 - nil; 2019 - nil).

(b) Trade payables and other liabilities

"As described in Note 19(b) below, the Company has reversed this reserve in the fiscal year ended October 31, 2020 based on the developments in this legal matter in 2020. The reasonable value of Mr. Van Fleet's claims against the Company as of October 31, 2021 is $nil (2020 - $nil).

In 2021, the Company has reversed certain amounts totalling $422,982 due to the payables being statute barred. These balances carried forward from prior years and the Company eliminated these balances in 2021."

(c) Convertible debentures

In May 2019, the CEO of the Company provided for a short-term loan of $15,000 CDN ($11,450 USD). At October 31, 2019, $10,000 CDN ($7,582 USD) in loan principal was outstanding. In 2020, the remaining amount of loan principal was extinguished by participation of the CEO in the private placement which the Company completed at the time (Note 12(b)(ii)). The extinguishment of the debt for the shares received in the private placement resulted in an a loss on conversion of $14,000 CDN ($10,600 USD).

In January 2018, the CEO of the Company provided for a convertible debenture of $150,000 CDN ($114,086 USD). As at October 31, 2021, $9,483 CDN ($7,657 USD) (2020 - $10,001 CDN ($7,509 USD)) in loan principal remains outstanding.

19. Contingencies

(a) The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company's by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

(b) The Company has previously reported on the lawsuit filed by Mr. Steven Van Fleet against Micromem, the Company's response to the lawsuit and its counterclaims against Mr. Van Fleet.

On April 29, 2021 the matter was resolved in Micromem's favor when the Court dismissed Mr. Van Fleet's claims and ruled that he was liable to the Company and to MAST on their counterclaims.  An inquest hearing to determine damages was held in June 2021.

On June 16th, the Court ruled that Micromem and MAST had established damages totaling $765,579 representing the full amount that had been requested; furthermore, the Court awarded costs and statutory prejudgment interest from May 9, 2017.  On June 29, 2021 the Court entered a judgement in favor of Micromem and MAST for a total amount of $1,051,739.

The Company is now pursuing collection of the judgement award. It will report the recovery of this contingent asset as funds are received. As at October 31, 2021, the Company has recorded recovery of $40,000 received in the period as a reduction of legal expenses.

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

As at October 31, 2021, balances that are denominated in CDN are as follows:

	CDN
	2021	2020
Cash (bank indebtedness)	$55,950	$8,759
Prepaid expenses and other receivables	$29,857	$33,594
Trade payables and other liabilities	$17,366	$23,530
Convertible debentures (carrying value)	$1,093,684	$2,176,454
Derivative liabilities	$693,143	$260,692
Long-term loan	$60,000	$40,000

A 10% strengthening of the US dollar against the CDN would decrease accumulated deficit by $129,992 as at October 31, 2021 (2020 - decrease accumulated deficit by $169,114). A 10% weakening of the USD against the CDN would have had the opposite effect of the same magnitude.

(b) Interest rate risk

Interest rate risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in market interest rates. The Company is exposed to interest rate risk on its interest-bearing convertible debentures. This exposure is limited due to the short-term nature of the convertible debentures.

20. Financial risk management (continued)

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company's policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company's management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise. The Company's funding is provided in the form of capital raised through the issuance of shares on conversion of convertible debentures. With the exception of the long-term loan, all financial liabilities are due within 1 year as at October 31, 2021.

(i)  Trade payables

The following represents an analysis of the maturity of trade payables:

	2021	2020
Less than 30 days past billing date	$384,057	$252,413
31 to 90 days past billing date	-	25,683
Over 90 days past billing date	-	489,853
	$384,057	$767,949

As at October 31, 2021, trade payables include $nil (2020 - $367,418) of invoices which the Company has disputed and/or are statute barred. The Company does not anticipate that it will be required to discharge such amounts.

(ii)  Convertible debentures and derivative liabilities

 The following represents an analysis of the maturity of the convertible debentures and derivative liabilities:

	2021		2020
	Convertible debentures	Derivative liabilities	Convertible debentures	Derivative liabilities
Less than three months	$1,609,762	$238,802	$1,335,853	$149,827
Three to six months	842,451	414,602	806,477	190,055
Six to twelve months	189	133,677	939,188	193,680
	$2,452,402	$787,081	$3,081,518	$533,562

(d) Credit risk

"Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash and other receivables. The maximum exposure to credit risk is the carrying value of these financial assets, which amounted to $189,407 as at October 31, 2021 (2020 - $213,695).

Cash of $171,397 as at October 31, 2021 (2020 - $191,479) is held with central banks and financial institution counterparties that are highly rated. The Company has assessed no significant change in credit risk and an insignificant loss allowance, which was not recognized in these consolidated financial statements."

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

The Company's policy for determining when transfers between levels of fair value hierarchy occur is based on the date of the event or changes in circumstances that caused the transfer. During the years ended October 31, 2021 and 2020, there were no transfers between levels.

22. Capital risk management

The Company's objectives when managing capital are to (i) maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, (ii) ensure it has sufficient cash resources to further develop and market its technologies and (iii) maintain its ongoing operations. The Company defines its capital as its net assets, total assets less total liabilities. In order to secure the additional capital necessary to pursue these objectives, the Company may attempt to raise additional funds through the issuance of equity or convertible debentures or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended October 31, 2021.

23. Subsequent events

Subsequent to October 31, 2021:

(a) The Company secured two (2) private placements with investors consisting of common shares with no warrants pursuant to prospectus and registrations set forth in applicable securities law. It realized net proceeds of $126,500 CDN ($101,590 USD) and issued a total of 2,300,000 common shares.

(b) The Company secured $351,000 USD in convertible debentures with a 12 month term and conversion features which become effective six months after initiation date.

(c) The Company converted $177,320 USD of convertible debentures through the issuance of 4,593,480 common shares.

(d) The Company repaid $45,827 CDN ($36,945 USD) of interest accrued on a convertible debenture.

(e) The Company extended convertible debentures that were within 3 months of maturity date from October 31, 2021 for an additional (6) months.

(f) The Company issued 413,674 common shares for settlement of $28,957 CDN ($22,460 USD) of debt.

(g) The Company granted 25,000 options on December 15, 2021 at a strike price of $0.09 CDN, expiring on December 15, 2023.

ITEM 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No. 1.1	Articles of Incorporation of Micromem Technologies Inc. and amendments thereto in effect as of January 11, 2000, (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on January 11, 2000).

Exhibit No. 1.2	Articles of Incorporation of Amendment of Micromem Technologies Inc. dated as of October 17, 2001 amending the Articles of Incorporation of Micromem Technologies Inc. to increase the number of directors to a minimum of three and a maximum of ten (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 26, 2003).

Exhibit No. 1.3	Articles of Incorporation of Amendment of Micromem Technologies Inc. dated as of June 24, 2002 amending the Articles of Incorporation of Micromem Technologies Inc. to increase the number of directors to a minimum of 3 and a maximum of 12 (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 26, 2003).

Exhibit No. 1.5	By-Laws of Micromem Technologies Inc. in effect as of January 11, 2002, (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on January 11, 2000).

Exhibit No. 1.6	Amendment to the By-Laws of Micromem Technologies Inc. approved by shareholders on June 29, 2000, deleting the requirement from the By-Laws that the President shall be appointed from amongst the directors (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 26, 2003).

Exhibit No. 1.7	Amendment to the By-Laws of Micromem Technologies Inc. approved by shareholders on September 8, 2020 (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on February 22, 2021)

Exhibit No. 4.1	2020 Stock Option Plan, as amended and approved by shareholders on September 8, 2020 ( Incorporated herein by reference to the Company's Form 20-F filed with the Commission on February 22, 2021)

Exhibit No. 8.1	List of Subsidiaries (Incorporated by reference to the Company's Annual Report on Form 20-F filed with the Commission on March 1, 2010)

Exhibit No. 12.1	Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 12.2	Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 13.1	Officer's Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 13.2	Officer's Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 15.1	Consent of MNP LLP (filed herewith)
SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

MICROMEM TECHNOLOGIES INC.

By:	/s/ Joseph Fuda
Name:	Joseph Fuda
Title:	Chief Executive Officer

By:	/s/ Dan Amadori
Name:	Dan Amadori
Title:	Chief Financial Officer

Dated: February 22, 2022