Form 20-F
period 2022-10-31
MICROMEM TECHNOLOGIES INC
filed 2023-02-24
CIK 1085921

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended October 31, 2022
Or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 0-26005

MICROMEM TECHNOLOGIES INC.

(Exact name of Registrant as specified in its charter)

Ontario, Canada
(Jurisdiction of incorporation or organization)

121 Richmond Street West, Suite 602
Toronto, Ontario M5H 2K1, Canada
Tel: (416) 364-6513
Fax: (416) 360-4034
(Address of principal executive offices)

Joseph Fuda; 416-364-6513, jfuda@micromeminc.com, 121 Richmond Street West, Suite 602 Toronto, ON M5H 2K1
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 467,607,678 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act:
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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. [  ]

If securities are registered pursuant to Section 12(b) of the Act, indicated by check mark whether financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.1 [  ]

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).2  [  ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [X]

____________________________
1 Not Applicable
2 Not Applicable

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17 [  ]    Item 18 [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
Yes [  ]    No [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange of 1934 subsequent to the distribution of securities under a plan confirmed by the court [  ]

PART I

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Fiscal Years 2022, 2021, 2020, 2019 and 2018

The following table sets forth our selected consolidated financial data in United States dollars as of and for each of the fiscal years ended October 31, 2022, October 31, 2021, October 31, 2020, October 31, 2019 and October 31, 2018.  The selected consolidated financial data has been derived from our audited consolidated financial statements. All information contained in the following table should be read in conjunction with our audited consolidated financial statements and the notes thereto in "Item 18-Financial Statements" and "Item 5 - Operating and Financial Review and Prospects" included elsewhere in this Annual Report on Form 20-F.

Our consolidated financial statements for the years ended October 31, 2022, 2021, 2020, 2019 and 2018 have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

International Financial Reporting Standards

Selected balance sheet information

(all amounts in U.S. dollars)

	2022	2021	2020	2019	2018

Working Capital (deficiency)	(4,722,878)	(3,452,924)	(4,202,571)	(4,301,324)	(3,828,503)
Capital Assets	48,092	26,012	49,249	2,677	9,228
Total Assets	99,519	225,293	278,026	83,484	710,737
Capital Stock	87,784,725	86,815,836	85,463,642	84,153,696	82,282,903
Shareholders' equity (deficiency)	(4,748,000)	(3,471,278)	(4,187,342)	(4,278,647)	(3,423,170)

Selected statement of operations and deficit information

(all amounts in U.S. dollars)

	2022	2021	2020	2019	2018
Interest and other income	$-	$-	$-	$-	$-
Research and development expenses (recovery)	-	-	-	(41,546)	(130,069)
General and administrative and other expenses (6)	1,228,516	1,020,783	948,420	1,599,137	1,742,463
(Gain) on revaluation of derivative liabilities (1)	(409,607)	(2,547,192)	(771,920)	(343,436)	(1,094,718)
(Gain) Loss on conversion of debt (2)	46,449	(9,506)	96,484	101,919	63,852
Loss (Gain) on extinguishment of debt (5)	200,650	1,018,928	(127,409)	(646)	(399,191)
Accretion Expense (3)	1,179,603	1,169,921	1,099,818	1,517,436	2,039,344
Stock compensation expense (4)	41,484	360,044	-	-	140,612
Loss before income taxes	(2,287,095)	(1,012,978)	(1,245,393)	(2,832,864)	(2,362,239)
Net Loss	(2,287,095)	(1,012,978)	(1,245,393)	(2,832,864)	(2,362,239)

1)	Gain on revaluation of derivative liabilities for 2022, 2021, 2020, 2019 and 2018 above relates to the measurement of the derivative liabilities relating to the outstanding convertible bridge loans. The gain as reported is a non-cash charge which is calculated in accordance with IFRS.
2)	Loss on conversion of debt relates to the inducement of additional common shares issued to the bridge loan lenders who converted their bridge loans to common shares and any loss recorded on the repayment of convertible debentures.
3)	Accretion expense is a non-cash expense calculated in accordance with IFRS and relates to increasing the carrying value of the debt to the contracted amount over the term of the loan.
4)	Stock compensation expense is a non-cash expense calculated in accordance with IFRS using the Black Scholes option pricing model.
5)	Loss (Gain) on extinguishment of debt relates to the replacement of an existing debt instrument at maturity date with a new debt instrument reflecting revised renewal terms at maturity date.
6)	Includes general and administrative expenses, professional fees, other fees, salaries, travel and entertainment expenses, amortization expense, foreign exchange loss, interest expense and financing costs. In 2020 we also report the recovery of a reserve of $205,788 for litigation costs which was recorded in 2018-19. In 2021 we report a recovery of stale dated accounts payable of $422,982.

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

	2022	2021	2020	2019	2018
High for period	0.8031	0.8111	0.7863	0.7699	0.7513
Low for period	0.7217	0.7903	0.6898	0.7353	0.8138
End of period	0.7383	0.8075	0.7854	0.7699	0.7609
Average for period	0.7692	0.0841	0.7461	0.7529	0.7767

The following table sets forth, for each period indicated, the high and low exchange rates for United States dollars expressed in Canadian dollars on the last day of each month during such period, based on the Noon Buying Rate.

	February	March	April	May	June	July
	2022	2022	2022	2022	2022	2022
High	1.2832	1.2867	1.2895	1.3039	1.3035	1.3138
Low	1.2677	1.2470	1.2451	1.2648	1.2540	1.2824

	August	September	October	November	December	January
	2022	2022	2022	2022	2022	2023
High	1.3111	1.3726	1.3856	1.3749	1.3687	1.3658
Low	1.2753	1.2980	1.3547	1.3288	1.3433	1.3305

On February 17, 2023 the noon buying rate for one Canadian dollar, as quoted by the Bank of Canada, was CDN $1.3487=   U.S. $1.00.

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

At October 31, 2022 we had $33,227 of cash on hand.  Our working capital deficiency is $4,722,878 at October 31, 2022. Subsequent to October 31, 2022, through to the date of the filing of this Annual Report on Form 20-F, we have raised an additional $143,000 through the issuance of convertible debentures and $36,635 through private placements of equity.

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

The COVID-19 pandemic creates additional risk for the Company if there is a prolonged industry slowdown in those sectors where the Company currently operates, including the oil and gas sectors in particular.  The Company has encountered delays in the commercialization plans for its technology with its primary customers. There remains   considerable uncertainty as of this date as to the duration of the pandemic. If the pandemic continues for an extended period of time in 2023, there could be repercussions to the Company’s ongoing business which could be significant.

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

We continued to develop applications of our sensor technology in 2022 working with our technical advisors and our strategic development partners. We are pursuing joint development agreements with potential strategic partners with the expectation that we will jointly develop sensor applications for use by these potential strategic partners. We believe that these current initiatives will result in revenues and cash flow to the Company in the future but there can be no assurance when and if such revenues will be achieved.

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

Risks associated with the COVID-19 pandemic:

The impact on the Company of the COVID-19 pandemic during the 2022 and 2021 fiscal years has been significant. Management has taken a number of remedial steps including (i) closing the office in mid-March 2020, and it reopened in 2022 (ii ) utilized  the Canada Employment Wage Subsidy program from the  Canadian Federal Government to support  our payroll obligations in 2020, (iii) utilized the Canadian Federal Government small business loan program and secured  a $40,000 CDN  ($30,629 USD) term loan which is as described in our consolidated financial statements.  An additional $20,000 CDN ($15,135 USD) of term loan financing under this program was secured in January 2021, (iv) regular phone and electronic contact with our key service providers, subcontractors, and customers, and (v)  business-related travel was curtailed after March 2020; it resumed in 2022.

There remains uncertainty as to the duration of the pandemic.  If the pandemic continues for an extended period of time in 2023, there may be repercussions to the Company’s ongoing business which could be significant.

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

We are pursuing a significant business opportunity in Romania, working with Romgaz, the state-controlled gas company.  To date, the war in the Ukraine with Russia, has not impacted our go forward plans in Romania.  If the Ukraine war expands into other eastern European countries in future, there could be repercussions to our ongoing business which could be significant.

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

We are incorporated under the Business Corporations Act (Ontario), also referred to herein as the "OBCA". The rights of holders of our common shares are governed by the laws of the Province of Ontario, including the OBCA, by the applicable laws of Canada, and by our Articles of Incorporation and all amendments thereto, also referred to herein as the Articles, and our By-laws. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. The principal differences include without limitation the following:

Under the OBCA, we have a lien on any common share registered in the name of a shareholder or the shareholder's legal representative for any debt owed by the shareholder to us. Under some U.S. state laws, corporations generally are not entitled to any such statutory liens in respect of debts owed by shareholders.

With regard to certain matters, we must obtain approval of our shareholders by way of at least 66 2/3% of the votes cast at a meeting of shareholders duly called for such purpose being cast in favor of the proposed matter. Such matters include without limitation: (a) the sale, lease or exchange of all or substantially all of our assets out of the ordinary course of our business; and (b) any amendments to our Articles including, but not limited to, amendments affecting our capital structure such as the creation of new classes of shares, changing any rights, privileges, restrictions or conditions in respect of our shares, or changing the number of issued or authorized shares, as well as amendments changing the minimum or maximum number of directors set forth in the Articles. Under some U.S. state laws, the sale, lease, exchange or other disposition of all or substantially all of the assets of a corporation generally requires approval by a majority of the outstanding shares, although in some cases approval by a higher percentage of the outstanding shares may be required. In addition, under some U.S. state laws, the vote of a majority of the shares is generally sufficient to amend a company's certificate of incorporation, including amendments affecting capital structure or the number of directors. Under certain circumstances the board of directors may also have the ability to change the number of directors under some U.S. state laws.

Pursuant to our By-laws, two persons present in person or represented by proxy and each entitled to vote thereat shall constitute a quorum for the transaction of business at any meeting of shareholders. Under some U.S. state laws, a quorum generally requires the presence in person or by proxy of a specified percentage of the shares entitled to vote at a meeting, and such percentage is generally not less than one-third of the number of shares entitled to vote.

Under rules of the Ontario Securities Commission, a meeting of shareholders must be called for consideration and approval of certain transactions between a corporation and any "related party" (as defined in such rules). A "related party" is defined to include, among other parties, directors and senior officers of a corporation, holders of more than 10% of the voting securities of a corporation, persons owning a block of securities that is otherwise sufficient to affect materially the control of the corporation, and other persons that manage or direct, to a substantial degree, the affairs or operations of the corporation. At such shareholders' meeting, votes cast by any related party who holds common shares and who has an interest in the transaction may not be counted for the purposes of determining whether the minimum number of required votes have been cast in favor of the transaction. Under some U.S. state laws, a transaction between a corporation and one or more of its officers or directors can generally be approved either by the shareholders or a by majority of the directors who do not have an interest in the transaction. Corporations that are listed on a U.S. securities exchange or are quoted on Nasdaq may also be required to have transactions with officers and directors and other related party transactions reviewed by an audit committee comprised of independent directors.

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

Micromem is incorporated under the laws of the Province of Ontario. Additionally, a number of our directors and executive officers are non-residents of the U.S., and all or a substantial portion of the assets of such persons are located outside the U.S. As a result, should any investor commence an action in the U.S. against Micromem or its directors or executive officers, Micromem or its directors or officers, as the case may be, may be able to insist that any action against them take place in the jurisdiction of the Province of Ontario. Accordingly, it may be difficult for investors to effect service of process on Micromem or these non-United States resident persons within the United States or to rely in the United States upon judgments obtained in the United States based on the civil liability provisions of the U.S. federal securities laws against Micromem or its executive officers and non-United States resident directors. In addition, if an investor were to obtain a U.S. judgment against Micromem or its directors or executive officers, there is doubt as to the enforceability of such U.S. judgment in Canada.

As a foreign private issuer, we are permitted to file less information with the SEC than a company that is not a foreign private issuer or that files as a domestic issuer.

As a foreign private issuer, we are exempt from certain rules under the Securities Exchange Act of 1934, as amended ("the Exchange Act")  that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as a company that files as a domestic issuer whose securities are registered under the Exchange Act, nor are we generally required to comply with the SEC's Regulation FD, which restricts the selective disclosure of material non-public information. For as long as we are a "foreign private issuer" we intend to file our annual financial statements on Form 20-F and furnish our quarterly financial statements on Form 6-K to the SEC for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act. However, the information we file or furnish is not the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act's domestic reporting regime and cause us to incur additional legal, accounting and other expenses.

We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. In order to maintain our current status as a foreign private issuer, either (1) a majority of our shares must be either directly or indirectly owned of record by non-residents of the United States or (2) (a) a majority of our executive officers or directors must not be U.S. citizens or residents, (b) more than 50 percent of our assets cannot be located in the United States and (c) our business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We would also be subject to additional restrictions on offers and sales of securities outside the United States and would have to comply with the generally more restrictive Regulation S requirements under the Securities Act of 1933, as amended, that apply to U.S. domestic issuers, which could limit our ability to access capital markets in the future. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs.

We do not anticipate paying dividends. We have never paid a dividend on our securities and we do not anticipate paying dividends in the foreseeable future.

We are likely a ''passive foreign investment company'' ("PFIC"), which may have adverse U.S. federal income tax consequences for U.S. investors.

We believe that we were classified as a PFIC for our most recently completed tax year, and based on current business plans and financial expectations, we expect that we may be a PFIC for our current tax year and subsequent tax years. If we are a PFIC for any year during a U.S. taxpayer's holding period of common shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the common shares or any so-called ''excess distribution'' received on its common shares as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective QEF Election (as defined below) or a Mark-to-Market Election (as defined below). Subject to certain limitations, such elections may be made with respect to the common shares.  A U.S. taxpayer who makes a timely and effective QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders. However, U.S. taxpayers should be aware that there can be no assurance that we will satisfy the record keeping requirements that apply to a qualified electing fund, or that we will supply U.S. taxpayers with information that such U.S. taxpayers require to report under the QEF Election rules, in the event that we are a PFIC and a U.S. taxpayer wishes to make a QEF Election. Thus, U.S. taxpayers may not be able to make a QEF Election with respect to their common shares. A U.S. taxpayer who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer's basis therein. This paragraph is qualified in its entirety by the discussion below under the heading "Certain United States Federal Income Tax Consequences - Passive Foreign Investment Company Rules." Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the common shares.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of Our Company

Micromem is a corporation formed under the laws of the Province of Ontario, Canada, with principal executive offices at 121 Richmond Street West, Suite 602, Toronto, Ontario M5H 2K1 (416.364.6513). Micromem was incorporated on October 21, 1985 as Mine Lake Minerals Inc. We subsequently changed our name to Avanti Capital Corp. on June 23, 1988, to Avanti Corp International Inc. on April 30, 1992 and to Micromem Technologies Inc. on January 11, 1999 in connection with our acquisition of Pageant Technologies Incorporated, also referred to herein as Pageant International. Our website address is www.micromeminc.com. The information on our website is not part of this Annual Report on Form 20-F. We have included our website address in this document as an inactive textual reference only.

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

Recent Developments Prior to Fiscal Year 2022:

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

As of October 31, 2022, the Company has been negotiating with Romgaz  with respect to  initial purchase orders  that Romgaz would be issuing to Micromem : (a) for the purchase of initial units of the existing ARTRA technology for training and education purposes, (b) for a proposal by Micromem to deliver a comprehensive analytics solution to Romgaz for the technology, and, (c) pending satisfactory completion of (b), a purchase order for commercial orders for the technology which is to be manufactured in Romania, although there can be no assurances that such purchase order will be made.

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

Capital Expenditures

Micromem reports no capital expenditures in 2022.  It incurred $5,271 of capital expenditures in 2021 which related to the purchase of computer equipment.  It reported no capital expenditures in 2020.

Available Information

The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Information is also available under the Company's profile on SEDAR (www.sedar.com) or on www.micromeminc.com.

B. Business Overview

Update of Product Development Activity at October 31, 2022

The current status of our active development projects is as reported below.  In general, the COVID-19 pandemic has resulted in delays encountered on the continued progress of our product development initiatives after February 2020.

(a) Romgaz:

The COVID-19 pandemic has resulted in delays in the execution of our commercial activity with Romgaz during the 2022 fiscal year.

We  have referenced in our 2022  interim  quarterly MD&A commentaries  that we were awaiting initial purchase orders for the interwell tracer technology application during fiscal 2022.

Our discussions with Romgaz have been continuous on a weekly basis throughout fiscal 2022 and have continued to progress since our fiscal year end.  The key go-forward points in these discussions, at the current date are as follows:

(i) We are anticipating an initial purchase order for several interwell tracer devices, similar to the technology that Chevron deployed in the California field trials referenced above.

(ii) Micromem will be commissioned to conduct/lead a development program to enhance and expand the analytics capabilities of the existing technology with the end goal of delivering a comprehensive analytics solution to Romgaz for its specific performance requirements in its gas wells.

(iii) Micromem and has pursued discussions whereby the technology application developed in (ii)  above will be manufactured on a commercial scale in Romania.  It is expected that the technology that will be manufactured in Romania will be suitable for both oil and gas well applications.

(iv) A joint venture agreement between Micromem and Romgaz is contemplated. The working relationship between Micromem and Romgaz is expected to expand to include the development of other technology applications where Micromem has been active over the past five years.  We expect to finalize these working arrangements and move forward with these initiatives in 2023.  It is expected that Romgaz will provide the initial capital to launch this expanded working relationship.

In anticipation of these developments with Romgaz in 2023, Micromem is planning for its business activity to include the following components:

(i) Continuance of its working relationship with the developer of the interwell tracer device (ARTRA 171) technology which Chevron has successfully tested in on site testing of operating oil wells and for which we anticipate Romgaz purchase orders in 2023.

(ii) We plan to maintain our dialogue with Chevron and may pursue certain licensing  opportunities  with  Chevron  relating  to  their  proprietary  technology  in our  continued  work  with Romgaz.

(iii) We  have  established  a Toronto - based  engineering/product presence  in  cooperation with  an established  manufacturing and  engineering group  with  whom  we  expect  to have a role as a strategic partner to Micromem.

(iv) Between June 2021-August 2022, Micromem hired two engineering staff persons  through the University of Toronto coop program, each for a 16-month term. The engineering staff were responsible for supporting all of Micromem's current initiatives with Chevron, Romgaz and other  potential customers.  We may continue this program of coop hires, as appropriate, in future.

(v) We will plan to add additional senior management to the Micromem team  in  the project management, engineering,  and financial reporting areas of discipline .We will also look to recruit  additional corporate  directors to our Board .

(b) Chevron:

As previously reported, successful field testing of the interwall tracer device was conducted on-site at a California-based Chevron well site in 2019.  Sample testing was conducted for a 12-month period thereafter through March 2020.

We attended the Houston- based  OTC oil  and gas  conference  in  August 2021 and  have maintained  a  current  dialogue  with Chevron  and  with other  industry  participants.

While Chevron has curtailed further development activity on this project after the onset of the COVID-19 pandemic; we believe it continues to have interest in our interwell tracer technology.

Once our initiative with Romgaz is launched, we plan to attempt to reengage with Chevron to assess potential current opportunities to collaborate upon with Chevron.

Senior management at Chevron has, in the past, been very supportive of Micromem's engagement with Romgaz.

(c) Repsol S.A. ("Repsol"):

With  our additional  staff resources  in Toronto, we began to  reconfigure  the  RT Lube  Analyzer technology  in  which  Repsol  has  previously  expressed interest  and  for  which  we  negotiated  a  letter  of  intent  with Repsol in 2019.  Since then, we have not had interaction with Repsol during the Covid 19 pandemic; this project may be restarted in future.

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

The Company remains as a pre revenue entity at October 31, 2022. It did not incur any further development expenses  on any project in 2020 ,2021 or 2022 and it did not submit  any invoices to  any of its development partners in 2022.

Given the progress and momentum achieved to date with Chevron and with Romgaz, the Company believes it will have commercial orders and revenues in 2023, although there can be no assurances such purchase orders will be made or that revenues will be achieved.

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

Beginning in 2018, we began to abandon provisional patent filings in a number of international jurisdictions as a cost cutting initiative.  We continued that process in 2019, 2020, 2021 and 2022.

We believe that the U.S. patents that have been granted for MRAM have sustaining value to be realized in the future. If the Company's financial position improves, it may pursue the exploitation of its patents in this field of endeavors.

Our patent costs are summarized below for the fiscal years ending October 31, 2019-2022:

	2022	2021	2020	2019
	$	$	$	$
Patent expenditures:	-	-	-	-
Patent costs capitalized:	-	-	-	-
Amortization expense:	-	-	8,123	152,962
Impairment Reserve:	-	-	-	223,143

Share Capital

At October 31, 2022, the Company had 467,607,678 common shares outstanding (2021: 435,737,734 common shares outstanding). Additionally, the Company has 11,725,000 stock options outstanding with a weighted average exercise price of $0.06 per share (2021: 11,700,000 options outstanding with a weighted average exercise price of $0.06 per share).

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

We plan to schedule the next Annual General Meeting of shareholders to cover  the  2020, 2021 and 2022  fiscal years prior to June 30, 2023.  We will evaluate the opportunities to expand our Board of Directors at this upcoming Annual General Meeting.

Equity Financing Transactions:

In the fiscal year ended October 31, 2022 the Company completed the following transactions:

(a) Pursuant to prospectus and registration exemptions set forth in applicable securities law, the Company completed private placements consisting of common shares, received net proceeds of $207,588 and issued a total of 5,012,450 common shares.

(b) The Company continued its bridge loan financing activities in 2022, specifically:

(i) It issued 26,443,820 common shares for the conversion of bridge loans totaling $764,432.

(ii) It realized net proceeds of $765,671 from the issuance of convertible debentures.

(iii) It repaid $63,490 of bridge loans previously secured.

(iv) Certain of the bridge loans that matured in 2022 were extended at maturity date, ultimately through October 31, 2022 and thereafter.

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

D. Property, Plant and Equipment

We maintain our corporate headquarters in Toronto, Ontario, Canada. We occupied 2,500 square feet of commercial office space pursuant to a lease that was extended in February 2017 for five years through July 2022. In August 2022 we moved to a smaller unit in the same commercial building occupying 1,154 square feet pursuant to a lease from August 1, 2022 to July 31, 2025.  The Company sublets a portion of its rental space on a month to month basis and realized sublet income of $17,652 (2021: $24,809; 2020: $17,692)

In 2022, the Company capitalized $48,408 of right of use assets under IFRS 16 pertaining to its lease for office premises and recorded an equivalent liability in its accounts. The Company recorded amortization of $25,878 in 2022 (2021: $28,033; 2020: $27,735).

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section of the Form 20-F has been prepared to provide a more substantive discussion of our business and to assist the reader in analyzing the audited consolidated financial statements for the years ended October 31, 2022, October 31, 2021, and October 31, 2020. This discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes in this Annual Report, which are prepared in accordance with IFRS, as issued by the IASB, and are stated in United States dollars.

Operating Results:

The following table sets forth certain selected financial information of our Company.

Selected statement of operation and deficit information

	2022	2021	2020
	$	$	$
Administration	185,366	155,504	154,007
Professional and other fees and salaries	647,710	424,485	462,124
Travel and entertainment	59,504	24,903	23,903
Recovery of reserve for litigation costs/stale dated payables	-	(422,982)	(205,788)
Stock compensation expense	41,484	360,044	-
Interest expense	469,425	495,809	441,369
Amortization expense	29,755	36,033	35,858
Accretion expense	1,179,603	1,169,921	1,099,818
(Gain) Loss on conversion of bridge loans	94,326	(9,506)	96,484
(Gain) on revaluation of derivatives	(409,607)	(2,547,192)	(771,920)
Loss (Gain) on extinguishment of debt	200,650	1,018,928	(127,409)
Financing costs	13,233	84,478	35,500
Foreign exchange loss (gain)	(176,477)	222,553	1,447
(Loss) for the year	(2,287,095)	(1,012,978)	(1,245,393)
(Loss) per share - basic and diluted	(0.01)	0.00	0.00

Selected balance sheet information

	2022	2021	2020
	$	$	$
Working capital (deficiency)	(4,722,878)	(3,452,924)	(4,202,571)
Other Assets	48,092	29,889	61,126
Total Assets	99,519	225,293	278,026
Long term liabilities	(73,214)	(48,243)	(45,897)
Shareholders' equity (deficiency)	(4,748,000)	(3,471,278)	(4,187,342)

Fiscal 2022 Compared to Fiscal 2021

a) Administration costs were $185,366 in 2022 versus $155,504 in 2021.  These costs include rent and occupancy costs of $ 50,907 (2021: $15,536, the Company reported sublet income for a portion of its office space in 2022 and 2021; in 2021  the Company also  received  Federal Government Covid 19 related  rent subsidies); office insurance costs of $1,696 (2021: $753; the Company did not renew its D&O insurance coverage after 2020), investor relations, listings and filing fees of $64,769 (2021: $53,029), other general and administrative expenses of $ 59,938 (2021: $86,168).

b) Professional and other fees and salaries costs were $647,710 in 2022 versus $424,485 in 2021. The components of these total costs include legal and audit related expenses of $110,933 in 2022 (2021: $107,554), 3rd party consulting fees were $69,563 in 2022 (2021: $132,793), staff salaries and benefits were $467,214 in 2022 (2021: $184,138).

The CFO has received $40,615 of management fees in 2022 (2021: $25,376). The CEO of the Company has received $92,902 of compensation in 2022 (2021: $81,826).

c) Travel and entertainment expenses were $59,504 in 2022 (2021: $24,903). We limited travel expenses in 2021 as part of a broader  effort to reduce the Company's operating expenses; corporate travel has resumed in 2022.

d) In 2022, the Company awarded 2,025,000 million stock options to consultants. (2021: 9.5 million stock options issued to directors, officers and consultants); the related expense of $41,484 was calculated using the Black Scholes option-pricing model (2021: $360,044).

e) Interest expense was $469,425 in 2022 versus $495,809 in 2021.  This represents the actual interest expense obligations incurred by the Company based on the stated interest rates on the convertible debenture notes.

f) Amortization expense was $29,755 in 2022 consisting of $3,877 relating to patents and $25,878 relating to Capital Assets (2021: $36,033 consisting of $8,000 relating to patents and $28,033 relating to Capital Assets).

g) Financing costs were $13,233 in 2022 versus $84,478 in 2021.  These expenses relate to costs associated with the convertible debenture financings which the Company completed in 2022 and 2021; there were fewer such financings in 2022.

h) The gain on foreign exchange reported in 2022 was $176,477 versus a loss of $222,553 in 2021.  This included the exchange relating to the translation of $CDN denominated transactions during the year and to Canadian denominated assets and liabilities at fiscal quarter and year ends.  It also included the foreign exchange relating to the initiation, renewal, conversion, and repayment of convertible debentures transactions during the fiscal years.  The Canadian dollar, relative to the US dollar was $0.7509 at October 31, 2019, $0.7596 at October 31, 2020, $0.7956 at October  31, 2021 and $0.7327 at October 31, 2022.

i) The other expenses reported relate to the convertible debentures. These expenses are all non-cash expenses and compare as follows:

	2022	2021	Change
Accretion expense	$1,179,603	$1,169,921	$9,682
Loss (gain) on conversion of convertible debentures	94,326	(9,506)	103,832
Loss (gain) on revaluation of derivatives liabilities	(409,607)	(2,547,192)	2,137,585
Loss (gain) on extinguishment/repayment of convertible debentures	200,650	1,018,928	(818,278)
Net expense	$1,064,972	$(367,849)	$1,432,821

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

The other expenses reported relate to the convertible debentures. These expenses are all non-cash expenses and compare as follows:

	2021	2020	Change
	$	$	$
Accretion expense	1,169,921	1,099,818	70,103
Loss (Gain) on conversion of debentures	(9,506)	96,484	(105,990)
Gain on revaluation of derivatives	(2,547,192)	(771,920)	(1,775,272)
Loss (Gain) on extinguishment of debentures	1,018,928	(127,409)	1,146,337
Net Expense	(367,849)	296,973	(664,822)

Unaudited Quarterly Financial Information

Three months ended	Working capital	Capital assets at			Shareholders'
(unaudited)	(deficiency)	Net Book Value	Other Assets	Total Assets	equity (deficit)
	$	$	$	$	$
January 31, 2021	(4,694,513)	42,364	9,877	124,318	(4,698,923)
April 30, 2021	(7,214,609)	38,170	7,877	253,940	(7,318,323)
July 31, 2021	(4,876,595)	31,283	5,877	223,528	(4,887,324)
October 31, 2021	(3,452,924)	26,012	3,877	225,293	(3,471,278)
January 31, 2022	(4,371,708)	18,816	1,877	148,789	(4,368,574)
April 30, 2022	(3,939,361)	11,630	-	93,372	(3,790,399)
July 31, 2022	(5,421,607)	4,445	-	97,504	(5,463,523)
October 31, 2022	(4,722,878)	48,092	-	99,519	(4,748,000)

Three months ended			Income (loss)
(unaudited)	Revenues	Expenses	in period	Loss per share
	$	$	$	$
January 31, 2021	-	1,220,301	(1,220,301)	-
April 30, 2021	-	3,154,574	(3,154,574)	-
July 31, 2021	-	(2,102,701)	2,102,701	-
October 31, 2021	-	(1,259,196)	(1,259,196)	-
January 31, 2022	-	1,392,843	(1,392,843)	-
April 30, 2022	-	(107,839)	107,839	-
July 31, 2022	-	1,421,173	(1,421,173)	-
October 31, 2022	-	(419,082)	419,082	0.01

B. Liquidity and Capital Resources:

Liquidity

We have not yet realized commercial revenues from the exploitation of our technology platforms. We currently do not have positive cash flow from operations and will not realize positive cash flow until we license or directly produce and sell products utilizing our technology platforms.

We currently have no lines of credit available. We have relied on obtaining equity financing from investors through private placements,  through the exercise of common stock options by officers and directors, and through bridge loans that the Company has secured in order to meet our cash flow needs until we can generate sustainable revenues. At October 31, 2022 we had a working capital deficiency of $4,722,878 (2021: $3,452,924) including cash on hand of $33,227 (2021: $171,397). Since October 31, 2022 we have raised an additional $143,000 of bridge loan financing and $36,635 of financing from private placements.  We have granted to our directors, officers, other employees and consultants a number of options to purchase shares at prices that are at or above market price on the date of grant. None of the optionees has any obligation to exercise their options and there can be no guarantee that we will realize any funds from these options.

In 2023, we plan to continue to raise financing as required and we anticipate that we may report initial revenues from our development partners. In our opinion, despite the current working capital deficiency, in consideration of the future financing endeavours, business plan and existing cash resources, we expect the Company to have sufficient financial resources to fund the Company's planned operations through fiscal 2023.

We incurred $nil capital expenditures in 2022, $5,271 in 2021.

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

Tabular Disclosure of Contractual Obligations:

A summary of our financial commitments as of October 31, 2022 is as below:

	Payments due by period ($USD)
	Total	Less than 1 year	1-5 years	More than 5 years
Operating lease obligations	$50,799	$18,706	$32,093	-	-

	Payments due by period ($USD)
	Total	Less than 30 days	31-90 days past billing date	Over 90 days past billing date
Trade payables	$287,575	$287,575	$-	$-

	Payments due by period ($USD)
	Total	Less than 3 months	Three to six months	Six to twelve months
Convertible debentures	$3,792,064	$-	$-	$-
Derivative liability	$641,299	$-	$-	$-

Critical Accounting Policies:

Our significant accounting policies are set forth in our consolidated financial statements, which should be read in conjunction with management's discussion of our critical accounting policies and estimates set forth below.

Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IAASB.

We have not yet realized commercial revenues from the exploitation of our technology. Under IFRS, research costs are expensed in the period incurred. Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under IFRS which is the translation of research findings or other knowledge into a plan for the technology prior to commercial production or use. As at October 31, 2022, the Company capitalized nil of development costs and capitalized nil as intangible assets under IFRS.

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

(3) Legal matter: Litigation with Steven Van Fleet

We have previously reported on the litigation matter, which commenced in 2018, relating to Mr. Van Fleet, the former President of MAST.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The Directors and Executive Officers of Micromem as at February 21, 2022 are set forth below:

Name	Age	Position

Joseph Fuda	62	President, Chief Executive Officer and Director
Dan Amadori	71	Chief Financial Officer
Oliver Nepomuceno	55	Director
Alex Dey	79	Director

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

B. Compensation

	Annual			Long-Term
	Compensation			Compensation
				Awards

	Fiscal	Salary	Bonus	Other Annual	Securities
Name and	Year	(US$)	(US$)	Compensation	Under Options
Principal Position				(US$)	Granted (#)
Joseph Fuda	2020	17,517	-	-	-
Chief Executive Officer	2021	81,826	-	86,420	1,900,000(1)
	2022	92,902	-	-	-
Dan Amadori	2020	-	-	-	-
Chief Financial Officer	2021	25,375	-	86,420	1,900,000(1)
	2022	40,615	-	-	-
Oliver Nepomuceno	2020	-	-	-	-
Director	2021	-	-	27,330	600,000(2)
	2021	-	-	-	-
Alex Dey	2020	-	-	-	-
Director	2021	-	-	27,330	600,000(2)
	2021	-	-	-	-

Notes:

1. Includes 1,500,000 options issued on November 13, 2020 at a strike price of $0.05 per share and 400,000 options issued on October 8, 2021 at a strike price of $0.07 per share.

2. Includes 500,000 options issued on November 13, 2020 at a strike price of $0.05 per share and 100,000 options issued on October 8, 2021 at a strike price of $0.07 per share.

Options are offered to directors, executive officers, and employees to purchase our common shares at an exercise price equal to or above the market price for the common shares at the date that the options are granted. These options are approved by the Compensation Committee. None of the directors have agreements that provide for benefits. No stock options were granted to directors or officers in 2022.  In 2021 5,000,000 options were granted to directors and officers.  The weighted average exercise price was $0.06 per share.  No stock options were granted in 2020.

C. Board Practices:

All matters pertaining to our financing, contractual arrangements and Management and Director compensation are approved by the Board of Directors. The members of the Board of Directors are appointed to a one-year term at our Annual General Meeting or until such time as the next Annual General Meeting is held.

Our Board of Directors meets on an as required basis during the fiscal year. Our Board of Directors did not meet in person in 2022. The Board was convened informally as of each quarter end.

Our Audit Committee met regularly during fiscal 2022 for the purpose of approving and recommending to the Board the quarterly financial statements and our yearend financial statements. In addition, our Audit Committee receives regular periodic reports from management.

Our Compensation Committee met as part of our audit committee meetings in 2022; it receives regular reports from management. Our Compensation Committee approves management and director compensation and all stock option grants for recommendation to the Board of Directors.

Audit Committee

The Board of Directors has appointed an Audit Committee consisting of two independent directors. The members of the Audit Committee are Alex Dey (Chairman) and Oliver Nepomuceno, each of whom serves in such capacity until the Board of Directors' next annual meeting. The Audit Committee is responsible for the integrity of our internal accounting and control systems. The committee receives and reviews our financial statements and makes recommendations thereon to the Board of Directors prior to its approval by the full Board of Directors. The Audit Committee communicates directly with our external auditors in order to discuss audit and related matters whenever appropriate. The Audit Committee met formally in January, February, March, June, September, and October 2022.

Compensation Committee

The Board of Directors has appointed a Compensation Committee which meets on executive compensation matters as and when required. Our Compensation Committee includes Oliver Nepomuceno and Alex Dey as outside directors. The Compensation Committee did not meet separately in 2022 as both members also serve on the Audit Committee.

Disclosure Committee

The Board of Directors has appointed a Disclosure Committee whose primary responsibility is to ensure timely and accurate disclosure of all relevant information in accordance with the various securities regulations. Our Disclosure Committee includes Joseph Fuda, the Company's CEO, and Alex Dey, an outside director.

D. Employees

We have four employees, one of which serves in a management capacity and three of which serve in an administrative capacity.  This includes Mr. Fuda, the Chief Executive Officer and President, and three support staff, all of whom work from our executive offices in Toronto, Canada.  Additionally, we had two engineering students on staff temporarily employed full-time from May and June 2021 to August 31, 2022. Mr. Amadori, our CFO, provides services through his management company. All research and development is outsourced to third parties. We consider our relations with our employees to be satisfactory.

E.         Share Ownership

NAME	SHARES OWNED	OPTIONS HELD	OPTION EXERCISE PRICE	EXPIRATION DATE	% OF TOTAL [1]
Joseph Fuda Chief Executive Officer and Director	1,824,335	250,000 1,500,000 400,000	$0.10 $0.05 $0.07	06/29/2023 11/13/2025 10/08/2026	0.85% (3,974,335)
Dan Amadori Chief Financial Officer	873,857[2]	250,000 1,500,000 400,000	$0.10 $0.05 $0.07	06/29/2023 11/13/2025 10/08/2026	0.65% (3,023,857)
Oliver Nepomuceno Director	1,078,572	100,000 500,000 100,000	$0.10 $0.05 $0.07	06/29/2023 11/13/2025 10/08/2026	0.38% (1,778,572)
Alex Dey Director	899,795[3]	100,000 500,000 100,000	$0.10 $0.05 $0.07	06/29/2023 11/13/2025 10/08/2026	0.34% (1,599,795)
[1] Calculated based on shares owned plus options held as a percentage total of shares outstanding as of October 31, 2022, plus options held.
[2] 215,716 shares are held by a corporation controlled by Mr. Amadori.
[3] 254,863 shares are held by a corporation wholly owned by Mr. Dey.

F.  Disclosure of a Registrant's Actions to Recover Erroneously Awarded Compensation.

Not Applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders:

No shareholder holds greater than 5% of the common shares outstanding. As of the date of this Annual Report approximately 56% of the issued and outstanding common shares are held by Canadian investors; approximately 42% of the issued and outstanding shares are held by U.S. investors; and approximately 2% are held by investors outside of Canada and the U.S.

B. Related Party Transactions:

The Company reports the following related party transactions:

(a) Management and consulting fees:

Included in professional fees, other fees and salaries as reported are management fees and consulting fees paid or payable to individuals (or Companies controlled by such individuals) who served as officers, directors, and employees of the Company. The total compensation paid to such parties is summarized as follows:

	2022	2021	2020
Cash Compensation	$133,517	$107,201	$17,517
Stock based compensation	-	227,500	-
	$133,517	$334,701	$17,517

The cash compensation paid in 2022 included $40,615 to our CFO, Dan Amadori (2021: $25,736) and $92,902 to our CEO, Joseph Fuda (2021: $81,826).  The cash compensation paid in 2020 was to our CEO. In 2020, Mr. Fuda and Mr. Amadori each elected to cancel 650,000 stock options previously awarded to them in August 2018.

C. Interests of Experts and Counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Our consolidated financial statements for the years ended October 31, 2022, 2021 and 2020 have been prepared in accordance with IFRS as issued by the IASB.

We have never paid a dividend on our securities. We do not anticipate paying dividends in the foreseeable future.

B. Significant Changes

Significant Changes since October 31, 2022 are as presented in Note 23 to the Company's Consolidated Financial Statements. See "Item 18 - Financial Statements".

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

Period	High	Low

Last six months:
January 2023	0.05	0.03
December 2022	0.05	0.03
November 2022	0.05	0.03
October 2022	0.05	0.03
September 2022	0.04	0.03
August 2022	0.06	0.03
Last eight quarters:
Q4 2022	0.06	0.03
Q3 2022	0.08	0.03
Q2 2022	0.07	0.04
Q1 2022	0.12	0.04
Q4 2021	0.10	0.05
Q3 2021	0.17	0.07
Q2 2021	0.22	0.05
Q1 2021	0.17	0.02
Last five years:
2022:	0.12	0.03
2021:	0.22	0.04
2020:	0.13	0.01
2019	0.13	0.01
2018	0.28	0.02

On January 31, 2023, the last reported sale price for our common shares on the OTCQB was $0.03 per share.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Our authorized capital consists of an unlimited number of common shares, of which 467,607,678 shares were issued and outstanding as of October 31, 2022, and 2,000,000 special, redeemable, voting preference shares, referred to herein as special shares, none of which were outstanding, as of October 31, 2022.

Additionally, the Company has 11,725,000 stock options outstanding with a weighted average exercise price of $0.06 per share (2021: 11,700,000 options outstanding with a weighted average exercise price of $0.06 per share).

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

Certain United States Federal Income Tax Consequences

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of the common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition, ownership and disposition of the common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

No opinion from legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed) promulgated under the Code, published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, and U.S. court decisions, that are in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

  a citizen or individual resident of the United States;

  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are brokers or dealers in securities or currencies or are traders in securities that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to the alternative minimum tax; (i) are partnerships and other pass-through entities (and investors in such partnerships and entities); (j) are S corporations (and shareholders therein); (k) are subject to special tax accounting rules; (l) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of our outstanding shares; (m) are U.S. expatriates or former long-term residents of the U.S.; or (n) hold common shares in connection with a trade or business, permanent establishment, or fixed base outside the United States or are otherwise subject to taxing jurisdictions other than, or in addition to, the United States. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or other pass-through entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such entity or arrangement and the owners of such entity or arrangement generally will depend on the activities of such entity or arrangement and the status of such partners (or other owners). This summary does not address the tax consequences to any such entity or arrangement or partner (or other owner). Partners (or other owners) of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

If we are considered a "passive foreign investment company" within the meaning of Section 1297 of the Code (a "PFIC") at any time during a U.S. Holder's holding period, the following sections will generally describe the potentially adverse U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares.

We believe that we were classified as a PFIC for our most recently completed tax year, and based on current business plans and financial expectations, we expect that we may be a PFIC for our current tax year and subsequent tax years. No opinion of legal counsel or ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, our PFIC status for the current year and future years cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any PFIC determination made by us. Each U.S. Holder should consult its own tax advisor regarding our status as a PFIC and the PFIC status of each of our non-U.S. subsidiaries.

In any year in which we are classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

We generally will be a PFIC for any tax year in which (a) 75% or more of our gross income for such tax year is passive income (the "PFIC income test") or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "PFIC asset test"). "Gross income" generally includes sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and PFIC asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by us from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate share of any of our subsidiaries which are also PFICs (each, a "Subsidiary PFIC"), and will generally be subject to U.S. federal income tax as discussed below under the heading "Default PFIC Rules Under Section 1291 of the Code" discussed below on their proportionate share of any (i) distribution on the shares of a Subsidiary PFIC and (ii) disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of common shares are made. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of common shares.

Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the purchase of common shares and the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes a "qualified electing fund" or "QEF" election under Section 1295 of the Code (a "QEF Election") or makes a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election") with respect to the common shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election (a "Non-Electing U.S. Holder") will be subject to tax as described below.

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any excess distribution received on the common shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder's holding period for the common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares of a PFIC (including an indirect disposition of shares of a Subsidiary PFIC), and any excess distribution received on such common shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates, as discussed below). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible.

If we are a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, we will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether we cease to be a PFIC in one or more subsequent tax years. If we cease to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to common shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code as discussed above) as if such common shares were sold on the last day of the last tax year for which we were a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us. However, for any tax year in which we are a PFIC and have no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election generally (a) may receive a tax-free distribution from us to the extent that such distribution represents "earnings and profits" that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder's tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as "timely" for purposes of avoiding the default PFIC rules discussed above if such QEF Election is made for the first year in the U.S. Holder's holding period for the common shares in which we were a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.  If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which we were not a PFIC. Accordingly, if we become a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which we qualify as a PFIC.

U.S. Holders should be aware that there can be no assurances that we will satisfy the record keeping requirements that apply to a QEF, or that we will supply U.S. Holders with a PFIC Annual Information Statement or other information that such U.S. Holders are required to report under the QEF rules, in the event that we are a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their common shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if we do not provide the required information with regard to us or any Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election with respect to common shares only if the common shares are marketable stock. The common shares  generally will be "marketable stock" if the common shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to Section 11A of the U.S. Exchange Act or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be considered "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. U.S. Holders should consult their own tax advisors regarding the marketable stock rules.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder's holding period for the common shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the common shares.

A U.S. Holder that makes a timely and effective Mark-to-Market Election will include in ordinary income, for each tax year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares, as of the close of such tax year over (b) such U.S. Holder's tax basis in the common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder's adjusted tax basis in the common shares, over (ii) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a timely and effective Mark-to-Market Election generally also will adjust such U.S. Holder's tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the common shares cease to be "marketable stock" or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge and other income inclusion rules described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which common shares are transferred.

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

Certain additional adverse rules will apply with respect to a U.S. Holder if we are a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

In addition, a U.S. Holder who acquires common shares from a decedent will not receive a "step up" in tax basis of such common shares to fair market value.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules (including the applicability and advisability of a QEF Election and Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

General Rules Applicable to the Acquisition, Ownership, and Disposition of Common Shares

The following discussion describes the general rules applicable to the ownership and disposition of the common shares but is subject in its entirety to the special rules described above under the heading "Passive Foreign Investment Company Rules."

Distributions on Common Shares

We do not anticipate paying dividends with respect to the common shares in the foreseeable future. A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current and accumulated "earnings and profits", as computed under U.S. federal income tax principles. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates we are a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds our current and accumulated "earnings and profits", such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares (see "Sale or Other Taxable Disposition of Common Shares" below). However, we may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may be required to assume that any distribution by us with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the "dividends received deduction" generally applicable to corporations. Subject to applicable limitations and provided we are eligible for the benefits of the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, or the common shares are readily tradable on a United States securities market, dividends paid by us to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that we not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of common shares

Upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in such common shares sold or otherwise disposed of. Gain or loss recognized on such sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the common shares have been held for more than one year. Preferential tax rates may apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Tax Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency or on the sale, exchange or other taxable disposition of common shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the common shares will be treated as foreign-source income, and generally will be treated as "passive category income" or "general category income" for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to taxes paid or accrued (the "Foreign Tax Credit Regulations") impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied.

Subject to the PFIC rules and the Foreign Tax Credit Regulations discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid or accrued (whether directly or through withholding) by a U.S. Holder during a year.  The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder's particular circumstances. Accordingly, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax laws certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person. U. S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the common shares generally may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

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

J. Annual Report to Security Holders

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of October 31, 2022. Based on management's evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of October 31, 2022, our disclosure controls and procedures were effective in that they were designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in our reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Exchange Act Rule 13a-15(e) also states that disclosure controls and procedures are designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of Micromem's internal control over financial reporting as of October 31, 2022. In making this assessment, they used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment the Chief Executive Officer and Chief Financial Officer have concluded that, as of October 31, 2022 our internal control over financial reporting were effective.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.  Principal Accountant Fees and Services

The following table presents fees for professional audit services rendered by our auditors for the audit of our consolidated financial statements for the years ended October 31, 2022 and 2021, and fees billed for other services rendered by our auditors including our offerings of securities and tax services.

	Fiscal 2022	Fiscal 2021

Audit Fees	$80,000	$70,000
Audit Related Fees	$-	-
Tax Fees	$5,000	$4,000
All Other Fees	-	-

Audit Fees

In 2022 we incurred $80,000 and in 2021 we incurred $70,000, in audit fees to MNP LLP.

Audit Related Fees

In 2022 we paid $nil in audit-related fees.

Tax Fees

We paid $5,000 in 2022 and $4,000 in 2021, of tax-related fees for services to Chiampou Travis LLP.

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

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

ITEM 17. Financial Statements

See Item 18.

ITEM 18. Financial Statements

The Consolidated Financial Statements and schedules appear on pages F-2 through F-23 of this Annual Report and are incorporated herein by reference. Our audited financial statements as prepared by our management and approved by the Board of Directors include:

Report of Independent Registered Public Accounting Firm (PCAOB ID: 1930)

Consolidated Financial Statements:

Consolidated Statements of Financial Position

Consolidated Statements of Operations and Comprehensive Income (Loss)

Consolidated Statements of Changes in Equity

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

All the above statements are available on the Company's website at www.micromeminc.com or under the Company's profile on SEDAR at www.sedar.com.

Micromem Technologies Inc.

Consolidated Financial Statements

For the years ended October 31, 2022 and 2021

(Expressed in United States Dollars)

Micromem Technologies Inc.

Consolidated Financial Statements

For the years ended October 31, 2022 and 2021

(Expressed in United States Dollars)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Micromem Technologies Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Micromem Technologies Inc. (the "Company") as of October 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended October 31, 2022, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of October 31, 2022 and 2021, and its financial performance and its consolidated cash flows for each of the years in the three-year period ended October 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

MNP LLP
1 Adelaide Street East, Suite 1900, Toronto ON, M5C 2V9	1.877.251.2922 T: 416.596.1711 F: 416.596.7894

Going Concern

Critical Audit Matter Description

As described in Note 2, the Company's operations are mainly funded with debt financing, which is dependent upon many external factors and may be difficult to raise when required. The Company may not have sufficient cash to fund its operations, and therefore, will require additional funding, which if not raised, may result in the delay, postponement or curtailment of some or all its activities. Management has prepared future cash flow forecasts, which involves judgement and estimation of key variables, such as planned capital expenditures, revenue, production volumes and market conditions. Future economic conditions, including the impact of the global COVID-19 pandemic and effects of key events subsequent to the year end, such as debt financing, also impacted management's judgements and estimates. We identified the Company's ability to continue as a going concern as a critical audit matter because auditing the Company's going concern assessment is complex and involves a high degree of auditor judgment to assess the reasonableness of the cash flow forecasts, planned refinancing actions and other assumptions used in the Company's going concern analysis. The Company's ability to execute the planned refinancing actions are especially judgmental given that the global financial markets and economic conditions have been, and continue to be, volatile as a result of the COVID-19 pandemic. This matter is also described in the "Material Uncertainty Related to Going Concern" section of our report.

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

Valuation of Financial Instruments

Critical Audit Matter Description

As described in Note 11 to the consolidated financial statements, for the year ended October 31, 2022, the Company has various convertible debentures some of which result in the recognition of derivative liabilities or equity components. Management measured the fair value of the embedded derivative liability and the fair value of host loans using the valuation techniques that require management to make several assumptions related to the inputs into those models. Auditing management's fair value determinations was challenging due to the complexity of accounting for the instruments, the related valuation models and the inputs into those models, which are highly sensitive to changes, such as volatility, risk free rates, variable conversion prices and discount rate.

Audit Response

We responded to this matter by performing procedures over valuation of debt instruments. Our audit work in relation to this included, but was not restricted to:

  We obtained and reviewed management's analysis of the financial instruments, including the assessment of the accounting for the financial instruments and the valuation methodology.

  We obtained signed copies of all agreements, including renewals, conversions and any new issuances and confirmed the balances and terms for a sample of the financial instruments.
1 Adelaide Street East, Suite 1900, Toronto, Ontario, M5C 2V9 1.877.251.2922 T: 416.596.1711 F: 416.596.7894 MNP.ca

  We obtained support for cash receipts related to a sample of newly issued financial instruments and cash disbursements related to a sample of repayments, and, for a sample of conversions, obtained support such as conversion notices and share issuances as confirmed with the transfer agent.

  We involved internal professionals with specialized skills and knowledge to assist in developing an independent implied interest rate range for a similar liability without a convertible feature and to assess the prepayment option embedded in the loans.

  We tested the mathematical accuracy of the valuation model and agreed certain inputs including volatility, risk free rates, variable conversion rates and discount rate to underlying source information.

Toronto, Ontario	Chartered Professional Accountants
February 15, 2023	Licensed Public Accountants

We have served as the Company's auditor since 2017

1 Adelaide Street East, Suite 1900, Toronto, Ontario, M5C 2V9 1.877.251.2922 T: 416.596.1711 F: 416.596.7894 MNP.ca

Micromem Technologies Inc.
Consolidated Statements of Financial Position
As at October 31, 2022 and October 31, 2021

(Expressed in United States dollars)

		As at	As at
	Notes	October 31, 2022	October 31, 2021
Assets
Current
Cash	20	$33,227	$171,397
Prepaid expenses and other receivables		18,200	24,007
Total current assets		51,427	195,404
Property and equipment	6	48,092	26,012
Patents	7	-	3,877
Total assets		$99,519	$225,293

Liabilities
Current
Trade payables and other liabilities	18(b), 20(c)	$287,575	$343,850
Current lease liability	8	15,366	24,788
Debenture payable	11	38,001	40,207
Convertible debentures	10,20	3,792,064	2,452,402
Derivative liabilities	10,20	641,299	787,081
Total current liabilities		4,774,305	3,648,328
Non-current lease liability	8	29,418	-
Long-term loan	9	43,796	48,243
Total liabilities		4,847,519	3,696,571

Shareholders' Deficiency
Share capital	12	87,784,725	86,815,836
Contributed surplus		27,459,730	28,197,382
Equity component of convertible debentures	10	793,140	14,004
Accumulated deficit		(120,785,595)	(118,498,500)
Total shareholders' deficiency		(4,748,000)	(3,471,278)
Total liabilities and shareholders' deficiency		$99,519	$225,293

Going concern	2
Contingencies	19
Subsequent events	23

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board of Directors:
"Joseph Fuda"	"Alex Dey"
Director	Director

Micromem Technologies Inc.

Consolidated Statements of Operations and Comprehensive Loss
For the years ended October 31, 2022, 2021, and 2020

(Expressed in United States dollars)

		Years ended October 31,

	Notes	2022	2021	2020
Operating expenses
General and administrative	16(a)	$185,366	$155,504	$154,007
Professional, other fees and salaries	16(b)	647,710	424,485	462,124
Recovery of reserve for litigation costs		-	-	(205,788)
Statute barred payables	17(b)	-	(422,982)	-
Stock-based compensation	13	41,484	360,044	-
Travel and entertainment		59,504	24,903	23,903
Amortization of property and equipment	6	25,878	28,033	27,735
Amortization of patents	7	3,877	8,000	8,123
Foreign exchange loss (gain)	20(a)	(176,477)	222,553	1,447
Total operating expenses		787,342	800,540	471,551

Other expenses
Accretion expense	10	1,179,603	1,169,921	1,099,818
Interest expense on convertible debt	10	469,425	495,809	441,369
Other finance expenses	8,10	13,233	84,478	35,500
Loss (gain) on revaluation of derivative liabilities	10	(409,607)	(2,547,192)	(771,920)
Loss (gain) on conversion of convertible debentures	10	94,326	(9,506)	96,484
Loss (gain) on repayment of convertible debentures	10	(47,877)	-	-
Loss (gain) on extinguishment of convertible debentures	10	200,650	1,018,928	(127,409)
Total other expenses		1,499,753	212,438	773,842
Loss before income tax provision		(2,287,095)	(1,012,978)	(1,245,393)
Income tax provision	15	-	-	-
Net loss and comprehensive loss		$(2,287,095)	$(1,012,978)	$(1,245,393)

Weighted average number of outstanding shares, basic and diluted	14	451,177,796	422,613,046	377,380,476

Loss per share, basic and diluted	14	$(0.01)	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

Micromem Technologies Inc.
Consolidated Statements of Changes in Equity

For the years ended October 31, 2022, 2021, and 2020

(Expressed in United States dollars)

					Equity
					component of
		Number	Share	Contributed	convertible	Accumulated
	Notes	of shares	capital	surplus	debentures	deficit	Total

Balance at November 1, 2019		346,952,721	$84,153,696	$27,757,639	$50,147	$(116,240,129)	$(4,278,647)
Private placements of shares for cash	12	10,996,994	425,789	-	-	-	425,789

Convertible debentures converted into common shares	10	44,237,644	859,331	-	-	-	859,331
Expiry of convertible debenture conversion option	10	-	-	52,947	(52,947)	-	-
Renewal of convertible debentures	10	-	-	-	26,752	-	26,752
Shares issued on settlement of accounts payable	12	365,094	24,826	-	-	-	24,826
Net loss		-	-	-	-	(1,245,393)	(1,245,393)

Balance at October 31, 2020		402,552,453	$85,463,642	$27,810,586	$23,952	$(117,485,522)	$(4,187,342)
Private placements of shares for cash	12	17,573,429	840,564	-	-	-	840,564
Convertible debentures converted into common shares	10	15,611,852	511,630	-	-	-	511,630
Expiry of convertible debenture conversion option	10	-	-	26,752	(26,752)	-	-
Renewal of convertible debentures	10	-	-	-	16,804	-	16,804
Stock-based compensation	13	-	-	360,044	-	-	360,044
Net loss		-	-	-	-	(1,012,978)	(1,012,978)

Balance at October 31, 2021		435,737,734	$86,815,836	$28,197,382	$14,004	$(118,498,500)	$(3,471,278)
Private placements of shares for cash	12	5,012,450	207,588	-	-	-	207,588
Share issuance costs	12	-	(25,591)	-	-	-	(25,591)
Convertible debentures converted into common shares	10	26,443,820	764,432	-	-	-	764,432
Shares issued on settlement of accounts payable	12	413,674	22,460	-	-	-	22,460
Expiry of convertible debenture conversion option	10	-	-	1,258,388	(1,258,388)	-	-
Renewal of convertible debentures	10	-	-	(2,037,524)	2,037,524	-	-
Stock-based compensation	13	-	-	41,484	-	-	41,484
Net loss		-	-	-	-	(2,287,095)	(2,287,095)
Balance at October 31, 2022		467,607,678	87,784,725	27,459,730	793,140	(120,785,595)	(4,748,000)

The accompanying notes are an integral part of these consolidated financial statements.

Micromem Technologies Inc.
Consolidated Statements of Cash Flows

For the years ended October 31, 2022, 2021, and 2020

(Expressed in United States dollars)

		Years ended October 31,
	Notes	2022	2021	2020
Operating activities
Net loss		$(2,287,095)	$(1,012,978)	$(1,245,393)
Items not affecting cash:
Statute barred payables		-	(422,982)	-
Amortization of property and equipment	6	25,878	28,033	27,735
Amortization of patents	7	3,877	8,000	8,123
Accretion expense	10,17	1,179,603	1,169,921	1,099,818
Accrued interest on convertible debentures	17	368,280	605,507	306,839
Stock-based compensation	13	41,484	360,044	-
Loss (gain) on conversion of convertible debentures	10,17	94,326	(9,506)	96,484
Loss (gain) on repayment of convertible debentures	10,17	(47,877)	-	-
Loss (gain) on revaluation of derivative liabilities	10,17	(409,607)	(2,547,192)	(771,920)
Loss (gain) on extinguishment of convertible debentures	10,17	200,650	1,018,928	(127,409)
Shares issued for financing costs		-	-	7,500
Foreign exchange loss (gain)	20	(136,336)	421,937	78,004
		(966,817)	(380,288)	(520,219)
Net changes in non-cash working capital:
Decrease in prepaid expenses and other receivables		5,807	1,414	(10,670)
Decrease in trade payables and other liabilities		(36,021)	(383,892)	(229,683)
Cash flows used in operating activities		(997,031)	(762,766)	(760,572)

Investing activity
Purchase of property and equipment	5	-	(5,271)	-
Cash flows used in investing activity		-	(5,271)	-

Financing activities
Principal payments on lease liability	8	(25,317)	(27,282)	(11,422)
Proceeds from long-term loan		-	17,974	30,269
Private placements of shares for cash	12	207,588	840,564	425,789
Share issuance costs		(25,591)	-	-
Proceeds from issuance of convertible debentures	17	765,671	510,000	612,279
Repayments of convertible debentures	17	(63,490)	(593,301)	(150,920)
Cash flows provided by financing activities		858,861	747,955	905,995
Net change in cash		(138,170)	(20,082)	145,423
Cash - beginning of period		171,397	191,479	46,056
Cash - end of period		$33,227	$171,397	$191,479

Supplemental cash flow information
Interest paid (classified in operating activities)	10	$88,465	$87,266	$155,690
Interest converted (classified in operating activities)	10	$12,680	$196,964	$-
Interest paid on non-convertible debt (classified in operating activities)		$9,604	$11,785	$8,081
Interest paid on lease liability (classified in operating activities)	8	$3,629	$9,160	$14,081
Carrying amount of convertible debentures converted into common shares	17	$764,432	$521,136	$762,847
Shares issued on settlement of accounts payable	12	$22,460	$-	$24,826
ROU asset and lease liability recognized	8	$48,408	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2022, 2021 and 2020
(Expressed in United States dollars, unless otherwise noted)

1. Reporting entity and nature of business

Micromem Technologies Inc. ("Micromem" or the "Company") is incorporated under the laws of the Province of Ontario, Canada. Micromem is a publicly traded company with its head office located at 121 Richmond Street West, Suite 602, Toronto, Ontario, Canada. The Company's common shares are currently listed on the Canadian Securities Exchange under the trading symbol "MRM" and on the Over the Counter Venture Market under the trading symbol "MMTIF".

The Company develops, based upon proprietary technology, customized sensor applications for companies (referred to as "Development Partners") operating internationally in various industry segments. The Company has not generated commercial revenues through October 31, 2022 and is devoting substantially all its efforts to securing commercial revenue opportunities.

2. Going concern

These consolidated financial statements have been prepared with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast substantial doubt about the Company's ability to continue as a going concern and ultimately on the appropriateness of the use of the accounting principles applicable to a going concern. During the year ended October 31, 2022, the Company reported a net loss and comprehensive loss of $2,287,095 (2021 - $1,012,978, 2020 - $1,245,393) and negative cash flow from operations of $997,031 (2021 - $762,766, 2020 - $760,572). The Company's working capital deficiency as at October 31, 2022 was $4,722,878 (October 31, 2021 - $3,452,924).

The Company's success depends on the profitable commercialization of its proprietary sensor technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company's planned operations through fiscal 2023; however, the ability of the Company to continue as a going concern is dependent upon its ability to secure additional financing and/or to profitably commercialize its technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology, or will be able to secure the necessary additional financing. These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern. If the going concern assumption was not appropriate for these consolidated financial statements then adjustments could be necessary to the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used; in such cases, these adjustments could be material.

The COVID-19 pandemic creates additional risk for the Company if there is a prolonged industry slowdown in those sectors where the Company currently operates including the oil and gas sectors in particular. The Company has encountered delays in the commercial plans for its technology with its primary target customers. It secured a government backed loan of $60,000 CDN ($43,796 USD) as at October 31, 2022 (October 31, 2021 - $60,000 CDN, $48,243 USD) which matures in December 2025 (Note 9). During the year ended October 31, 2022, the Company received government wage subsidies of $nil CDN ($nil USD) (October 31, 2021 - $167,388 CDN, $133,699 USD) (Note 15(b)(i)) and rent subsidies of $nil CDN ($nil USD) (October 31, 2021 - $38,440 CDN, $30,613 USD).

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

These consolidated financial statements were authorized for issuance and release by the Company's Board of Directors on February 14, 2023.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2022, 2021, and 2020
(Expressed in United States dollars, unless otherwise noted)

3. Basis of presentation (continued)

(a) Basis of consolidation

These consolidated financial statements include the accounts of Micromem Technologies Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation.

The Company's wholly-owned subsidiaries include:

(i)	Inactive subsidiaries	Domiciled in
	Micromem Applied Sensors Technology Inc. ("MAST")	United States
	707019 Canada Inc.	Canada
	Memtech International Inc.	Bahamas
	Memtech International (USA) Inc., Pageant Technologies (USA) Inc.	United States
	Pageant Technologies Inc., Micromem Holdings (Barbados) Inc.	Barbados

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

(d) Use of estimates and judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates are reviewed periodically and adjustments are made as appropriate in the reporting period they become known. Items for which actual results may differ materially from these estimates are described in the following section.

(i) Fair value of options and conversion features

The Company makes estimates and utilizes assumptions in determining the fair value for stock options and conversion features based on the application of the Black-Scholes option pricing model or the binomial option pricing model, depending on the circumstances. These pricing models require management to make various assumptions and estimates that are susceptible to uncertainty, including the volatility of the share price, expected dividend yield, expected term, risk-free interest rate, and exercise price in the binomial option pricing model.

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
For the years ended October 31, 2022, 2021, and 2020
(Expressed in United States dollars, unless otherwise noted)

4. Summary of significant accounting policies

The principal accounting policies applied to the preparation of these consolidated financial statements are set out below:

(a) Foreign currency translation

These consolidated financial statements are presented in USD, which is the functional currency of the Company and all of its subsidiaries. At each reporting date, foreign currency denominated monetary assets and liabilities are translated at year-end exchange rates. Nonmonetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Income, expenses, and cash flows, are translated into USD using annual average exchange rates. Exchange differences arising from operating transactions are recorded in operating profit or loss for the period; exchange differences related to financing transactions are recognized in finance income or directly in equity.

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

(ii) Other financial assets and financial liabilities

Other financial instruments are carried at amortized cost using the effective interest method. Transaction costs are included in the amount initially recognized. In these consolidated financial statements, trade payables and other liabilities, debenture payable, convertible debentures, and long-term loan have been subsequently measured at amortized cost.

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

For convertible debentures which provide conversion into a variable number of shares or into a fixed number of shares for a variable amount of consideration, the conversion option is accounted for as an embedded derivative, which is separated from the host contract. Upon initial recognition, the derivative liability is valued at fair value using a Black Scholes or a binomial pricing model. The carrying amount of the convertible debenture is recognized as the difference between the fair value of the instrument as a whole and the fair value of the derivative liability. Any directly attributable transaction costs are allocated to the derivative liability and host contract in proportion to their initial carrying amounts.

(ii) Modifications and extinguishments

To the extent there are changes to the terms of outstanding convertible debentures, these changes may be recorded as a modification or an extinguishment. A substantial change in the terms of an existing financial liability is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The terms are substantially different if the discounted present value of the cash flows at the original effective interest rate under the new terms is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability. For a modification that does not result in derecognition, a gain or loss will be recognised in profit or loss for the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate. For a modification that results in derecognition, a gain or loss will be recognised in profit or loss for the difference between the carrying amount of the financial liability extinguished and the fair value of the modified financial liability.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2022, 2021, and 2020
(Expressed in United States dollars, unless otherwise noted)

4. Summary of significant accounting policies (continued)

(d) Property and equipment

Property and equipment are recorded at cost and are amortized over their estimated useful lives at the following annual rates and methods:

	Method	Rate
Computers	Declining balance	30%
Right-of-use asset	Straight-line	lesser of useful life and lease term (three years)

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

(f) Development costs

Research costs are expensed in the period incurred. Development costs are expensed as incurred unless they meet the criteria for capitalization. Expenditures during the development phase are capitalized if the Company can demonstrate each of the following criteria: (i) the technical feasibility of completing the asset so that it will be available for use or sale, (ii) its intention to complete the asset and use or sell it, (iii) its ability to use or sell the asset, (iv) how the asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the asset, and (vi) its ability to measure reliably the expenditure attributable to the asset during its development; otherwise, these costs are expensed as incurred. Costs to be recovered from development partners are recorded to development costs receivable. Payments received from development partners on projects are recorded to income as a recovery of costs incurred and reduce the outstanding receivable. There were no development costs incurred or recovery of such costs in 2022, 2021, or 2020.

(g) Patents

Patents are recorded at cost and are amortized on a straight line basis over their estimated useful lives of 5 years.

(h) Leases

At the inception of a contract, the Company assesses whether a contract is, or contains a lease. A contract is, or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. In addition, the right- of-use assets are adjusted for impairment losses, if any. The estimated useful lives and recoverable amounts of right-of-use assets are determined on the same basis as those of property and equipment. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate currently set at 9%. The lease liability is subsequently measured at amortized cost using the effective interest method. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases (lease term of 12 months or less) and leases for which the underlying asset is of low value as there are none. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(i) Stock-based compensation and other stock-based payments

Where equity instruments are granted to employees, they are recorded at the fair value of the equity instrument granted at the grant date. The grant date fair value is recognized in net income over the vesting period. Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received. When the value of goods or services received in exchange for the stock-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The cost recognized for all equity-settled stock-based payments is reflected in contributed surplus, until the instruments are exercised. Upon exercise, shares are issued from treasury and the amount previously reflected in contributed surplus along with any proceeds paid upon exercise, are credited to share capital.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2022, 2021, and 2020
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

(m) Share capital

Share capital is presented at the fair value of the shares issued or the cash amount received. Costs related to the issuance of shares are reported in equity, net of tax, as a deduction from the issuance proceeds.

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

5. New accounting standards and pronouncements

(a) Amendment to IAS 1, Presentation of Financial Statements, Issued but not yet effective

IAS 1 was amended in January 2020 to address inconsistences with how entities apply the standard over classification of current and non-current liabilities. The amendment serves to address whether, in the statement of financial position, debt and other liabilities with an uncertain settlement should be classified as current or non-current. The amendment is effective for annual reporting periods beginning on or after January 1, 2023. Earlier adoption is permitted. The Company will adopt this amendment as of the effective date, and does not anticipate any material impacts on adoption.

(b) Amendment to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, Issued but not yet effective

IAS 37 was amended in May 2020 to clarify the costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. Earlier adoption is permitted. The Company will adopt the amendment as of the effective date, and does not anticipate any material impacts on adoption.

(c) Amendment to IAS 16, Property, Plant and Equipment, Issued but not yet effective

IAS 16 was amended in May 2020 to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. Earlier adoption is permitted. The Company will adopt the amendment as of the effective date, and does not anticipate any material impacts on adoption.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2022, 2021, and 2020
(Expressed in United States dollars, unless otherwise noted)

5. New accounting standards and pronouncements (continued)

(d) Amendment to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, Issued but not yet effective

In February 2021, the International Accounting Standards Board ("IASB") issued 'Definition of Accounting Estimates' to help entities distinguish between accounting policies and accounting estimates. The amendment is effective for annual reporting periods beginning on or after January 1, 2023. Earlier adoption is permitted. The Company will adopt the amendment as of the effective date, and is currently assessing the impacts of adoption.

(e) Amendment to IFRS 9, Financial Instruments, Issued but not yet effective

The amendment clarifies the fees an entity includes in assessing the terms of a new or modified financial liability to determine whether to recognize a financial liability. The amendment clarifies that the reference to fees in the 10% test includes only fees paid or received between the borrower and the lender, including fees paid or received by either the borrower or the lender on the other's behalf (ie. finders fees, brokerage commission and legal fees are excluded). The amendment is effective for annual periods beginning on or after January 1, 2022. The Company will adopt the amendment as of the effective date, and does not anticipate any material impacts on adoption.

6. Property and equipment

	As at			As at
	November 1,			October 31,
	2021	Additions	Disposals	2022
Cost
Computers	$18,570	$-	$(11,104)	$7,466
Right-of-use assets	74,307	48,408	(74,307)	48,408
	92,877	48,408	(85,411)	55,874
Accumulated amortization
Computers	12,824	1,723	(10,799)	3,748
Right-of-use assets	54,041	24,155	(74,162)	4,034
	66,865	25,878	(84,961)	7,782

Net book value	$26,012			$48,092

	As at			As at
	November 1,			October 31,
	2020	Additions	Disposals	2021
Cost
Computers	$32,040	$5,271	$(18,741)	$18,570
Right-of-use assets	74,307	-	-	74,307
	106,347	5,271	(18,741)	92,877

Accumulated amortization
Computers	30,077	1,013	(18,266)	12,824
Right-of-use assets	27,021	27,020	-	54,041
	57,098	28,033	(18,266)	66,865

Net book value	$49,249			$26,012

During the year ended October 31, 2022, the Company's lease agreement pertaining to the right-of-use asset as at October 31, 2021 expired and the asset was fully depreciated and derecognized. A new lease agreement was entered into and is therefore recorded as an addition during the year ended October 31, 2022. Refer to Note 8.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2022, 2021, and 2020
(Expressed in United States dollars, unless otherwise noted)

7. Patents

	As at			As at
	November 1,			October 31,
	2021	Additions	Disposals	2022
Cost	$681,288	$-	$-	$681,288
Accumulated amortization	677,411	3,877	-	681,288
Net book value	$3,877	$(3,877)	$-	$-

	As at			As at
	November 1,			October 31,
	2020	Additions	Disposals	2021
Cost	$681,288	$-	$-	$681,288
Accumulated amortization	669,411	8,000	-	677,411
Net book value	$11,877	$(8,000)	$-	$3,877

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
8. Leases

(a) Continuity schedule of lease obligation

The lease obligation relates to the use of office space in Toronto, Ontario. The lease agreement in effect for the years ended October 31, 2021 and 2020 was set to expire on July 31, 2022. On May 26, 2022, a new lease agreement was entered into for a term from August 1, 2022 to July 31, 2025 for office space in another location in Toronto, Ontario. The present value of the lease obligation was calculated using a discount rate of 9%.

Balance, November 1, 2019	$-
Adoption of IFRS 16	74,307
Interest expense	14,081
Lease payments	(25,504)
Foreign exchange	(10,814)
Balance, October 31, 2020	$52,070
Interest expense	9,160
Lease payments	(36,442)
Balance, October 31, 2021	$24,788
New lease agreement	48,408
Interest expense	3,629
Lease payments	(28,946)
Foreign exchange	(3,095)
Balance, October 31, 2022	$44,784

(b) Maturity analysis of lease obligations

The following represents a maturity analysis of the Company's undiscounted contractual lease obligations as at October 31, 2022:

CDN
Less than one year	$25,532
Between one and five years	$43,804

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2022, 2021, and 2020
(Expressed in United States dollars, unless otherwise noted)

9. Long-term loan

As at October 31, 2022 the Company has obtained a $60,000 CDN ($43,796 USD) (October 31, 2021 - $60,000 CDN, $48,243 USD) interest-free loan from the Government of Canada under the Canada Emergency Business Account ("CEBA") program to cover its operating costs. The term loan matures on December 31, 2025. Repaying the balance of the loan on or before December 31, 2023 will result in a loan forgiveness of $20,000 CDN ($14,599 USD). Effective January 1, 2024, any outstanding balance on the term loan shall bear interest at a rate of 5% per annum. As the Company does not yet know whether they will be able to meet the terms of forgiveness, no amount has been recognized to income.

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

During the year ended October 31, 2022, the Company incurred $21,000 financing costs (2021 - $84,478, 2020 - $35,500) which primarily consisted of early repayment and administrative fees, of which $nil (2021 - $nil, 2020 - $7,500) was converted into common shares. All loan principal amounts and conversion prices are expressed in original currency and all remaining dollar amounts are expressed in USD.

(a) Current period information presented in the consolidated financial statements

Convertible debentures outstanding as at October 31, 2022:

	USD
	(equity	CDN (embedded	USD (embedded
	component)	derivative)	derivative)	Total

Loan principal outstanding	$1,205,144	$2,321,755	$347,700

Terms of loan
Annual stated interest rate	12% - 24%	12% - 24%	2% - 4%
Effective annual interest rate	24%	22 - 131%	24% - 5803%
Conversion price to common shares	$0.03 - $0.07	$0.05 - $0.08	(i) - (ii)
Remaining life (in months)	0 - 6	0 - 10	0 - 11

Consolidated Statement of Financial Position
Carrying value of loan principal	$1,203,478	$1,661,742	$130,424	$2,995,644
Interest payable	380,360	389,617	26,443	796,420
Convertible debentures	$1,583,838	$2,051,359	$156,867	$3,792,064

Derivative liabilities	$-	$439,194	$202,105	$641,299
Equity component of convertible debentures	$793,140	$-	$-	$793,140

For the year ended October 31, 2022:

	USD
	(equity	CDN (embedded	USD (embedded
	component)	derivative)	derivative)	Total
Consolidated Statement of Operations and Comprehensive Loss
Accretion expense	$28,000	$1,086,385	$65,218	$1,179,603
Interest expense	$230,058	$232,211	$7,156	$469,425
(Gain) loss on revaluation of derivative liabilities	$-	$(379,736)	$(29,871)	$(409,607)
(Gain) loss on conversion of convertible debentures	$-	$-	$94,326	$94,326
(Gain) loss on repayment of convertible debentures	$-	$(661)	$(47,216)	$(47,877)
(Gain) loss on extinguishment of convertible debentures	$(28,007)	$99,078	$129,579	$200,650

Consolidated Statement of Changes in Equity
Amount of principal converted to common shares	$-	$-	$712,100
Amount of interest converted to common shares	$-	$-	$12,680
Number of common shares issued on conversion of convertible debentures	-	-	26,443,820	26,443,820

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2022, 2021, and 2020
(Expressed in United States dollars, unless otherwise noted)

10. Convertible debentures (continued)

(a) Current period information presented in the consolidated financial statements

Consolidated Statement of Cash Flows
Amount of principal repaid in cash	$-	$7,490	$56,000	$63,490
Amount of interest repaid in cash	$14,941	$73,524	$-	$88,465

(i) Conversion price defined as 75% multiplied by the average of the lowest 3 closing stock prices for the 10 trading days prior to conversion date.

(ii) Conversion price defined as 75% multiplied by the lowest stock price for the 20 trading days prior to conversion date.

(b) Comparative information presented in the consolidated financial statements

Convertible debentures outstanding as at October 31, 2021:

	USD
	(equity	CDN (embedded	USD (embedded
	component)	derivative)	derivative)	Total

Loan principal outstanding	$1,037,782	$1,989,187	$468,600

Terms of loan
Annual stated interest rate	12% - 24%	12% - 24%	2% - 10%
Effective annual interest rate	24.00%	13% - 28735624%	0% - 5525%

Conversion price to common shares	$0.03 - $0.07	$0.05 - $0.08	(i) - (ii)
Remaining life (in months)	0 - 6	0 - 6	0 - 10

Consolidated Statement of Financial Position
Carrying value of loan principal	$1,036,124	$609,924	$172,166	$1,818,214
Interest payable	332,605	269,455	32,128	634,188
Convertible debentures	$1,368,729	$879,379	$204,294	$2,452,402

Derivative liabilities	$-	$557,322	$229,759	$787,081
Equity component of convertible debentures	$14,004	$-	$-	$14,004

(i) Conversion price defined as 75% multiplied by the average of the lowest 3 closing stock prices for the 10 trading days prior to conversion date.

(ii) Conversion price defined as 75% multiplied by the lowest stock price for the 20 trading days prior to conversion date.

For the year ended October 31, 2021:

	USD
	(equity	CDN (embedded	USD (embedded
	component)	derivative)	derivative)	Total
Consolidated Statement of Operations and Comprehensive Loss
Accretion expense	$28,001	$1,003,613	$138,307	$1,169,921
Interest expense	$236,519	$226,520	$32,770	$495,809
(Gain) loss on revaluation of derivative liabilities	$-	$(2,718,409)	$171,217	$(2,547,192)
(Gain) loss on conversion of convertible debentures	$-	$(47,356)	$37,850	$(9,506)
(Gain) loss on extinguishment of convertible debentures	$-	$1,360,536	$(341,608)	$1,018,928

Consolidated Statement of Changes in Equity
Amount of principal converted to common shares	$-	$100,000	$284,000
Amount of interest converted to common shares	$30,200	$160,064	$6,700
Number of common shares issued on conversion of convertible debentures	1,118,519	7,744,774	6,748,559	15,611,852

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2022, 2021, and 2020
(Expressed in United States dollars, unless otherwise noted)

10. Convertible debentures (continued)

(b) Comparative information presented in the consolidated financial statements

Consolidated Statement of Cash Flows
Amount of principal repaid in cash	$205,100	$31,492	$364,370	$600,962
Amount of interest repaid in cash	$25,101	$36,052	$26,113	$87,266

For the year ended October 31, 2020:

	USD
	(equity	CDN (embedded	USD (embedded
	component)	derivative)	derivative)	Total
Consolidated Statement of Operations and Comprehensive Loss
Accretion expense	$37,934	$723,641	$338,244	$1,099,818
Interest expense	$194,091	$215,923	$31,355	$441,369
(Gain) loss on revaluation of derivative liabilities	$-	$(590,625)	$(179,295)	$(769,920)
(Gain) loss on conversion of convertible debentures	$-	$-	$96,484	$96,484
(Gain) loss on extinguishment of convertible debentures	$-	$(10,919)	$(116,490)	$(127,409)

Consolidated Statement of Changes in Equity
Amount of principal converted to common shares	$20,000	$35,000	$553,000	$608,000
Amount of interest converted to common shares	$447	$1,168	$27,046	$28,661

Number of common shares issued on conversion of convertible	511,175	731,440	42,995,029	44,237,644

Consolidated Statement of Cash Flows
Amount of principal repaid in cash	$-	$93,721	$80,000	$173,721
Amount of interest repaid in cash	$60,918	$93,005	$1,767	$155,690

(c) Fair value of derivative liabilities outstanding

The fair value of the derivative liabilities is determined in accordance with the Black-Scholes or binomial option-pricing models, depending on the circumstances. The underlying assumptions are as follows:

	As at		As at
	October 31,		October 31,
	2022		2021
Share price	$0.03		$0.05
Exercise price	$0.02 - $0.07		$0.03 - $0.07
Volatility factor (based on historical volatility)	140%	- 232%	32% - 133%
Risk free interest rate	3.09%	- 4.28%	0.17% - 0.55%
Expected life of conversion features (in months)	0 - 11		0 - 10
Expected dividend yield	0%		0%
CDN to USD exchange rate (as applicable)	0.7299		0.8041
Call value	$0.00	- $0.02	$0.01 - $0.04

Volatility was estimated using the historical volatility of the Company's stock prices for common shares.

11. Debenture payable

This debenture was issued on March 17, 2020 with an original maturity date of June 17, 2020 with a principal amount of $51,500 CAD. On June 17, 2020, December 17, 2020, June 17, 2021, December 17, 2021, June 17, 2022, and December 17, 2022, the debenture was extended for six month intervals. The most recent extension on December 17, 2022, extended the debenture to June 17, 2023. The debenture bears interest at a rate of 24% and is unsecured. Interest expense on this debenture of $9,604 USD has been recognized during the year ended October 31, 2022 (2021 - $7,261 USD, 2020 - $4,840 USD).

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2022, 2021, and 2020
(Expressed in United States dollars, unless otherwise noted)

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

(b) Private placements

(i) In 2022, the Company completed 9 private placements with investors consisting of common shares with no warrants, pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received net proceeds of $181,997 and issued a total of 5,012,450 common shares.

(ii) In 2021, the Company completed 37 private placements with investors consisting of common shares with no warrants, pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received net proceeds of $840,564 and issued a total of 17,573,429 common shares.

(iii) In 2020, the Company completed three private placements with investors consisting of common shares with no warrants, pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received net proceeds of $425,789 and issued a total of 10,996,994 common shares.

(c)          Accounts payable settled in common shares

During the year ended October 31, 2022, $22,460 (2021 - $nil, 2020 - $24,826) of accounts payable was settled in exchange for 413,674 (2021 - nil, 2020 - 365,094) common shares. There was no gain or loss recognized upon settlement.

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

The Company held its most recent Annual General Meeting of Shareholders on September 8, 2020. The authorized limit for stock options in the Company's plan was increased from 18.84 million options to 27.5 million options at the meeting.

(b) Summary of changes

		Weighted average
	Number of options	exercise price
Outstanding at October 31, 2019	5,730,000	$0.25
Cancelled	(2,040,000)	0.25
Expired	(1,490,000)	0.46
Outstanding at October 31, 2020	2,200,000	$0.10
Granted	9,500,000	0.06
Outstanding at October 31, 2021	11,700,000	$0.06
Granted	2,025,000	0.07
Expired	(2,000,000)	0.07
Outstanding at October 31, 2022	11,725,000	$0.06

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2022, 2021, and 2020
(Expressed in United States dollars, unless otherwise noted)

13. Stock options (continued)

(c) Stock options outstanding at October 31, 2022

There were nil options issued to directors and officers during the year ended October 31, 2022 (2021 - 9,500,000 options issued, 2020 - nil). Of the options granted, 525,000 options have vested, 500,000 options will vest by January 11, 2023, 500,000 options will vest by April 11, 2023, and the remaining 500,000 options will vest by July 11, 2023.

			Weighted average
		Number of		Remaining
Date of issue	Expiry date	options	Exercise price	contractual life
June 29, 2018	June 29, 2023	2,200,000	0.10	0.7
November 13, 2020	November 13, 2025	6,500,000	0.05	3.0
October 8, 2021	October 8, 2026	1,000,000	0.07	3.9
December 15, 2021	December 15, 2023	25,000	0.07	1.1
October 11, 2022	October 11, 2023	2,000,000	0.07	0.9
Outstanding at October 31, 2022		11,725,000	$0.06	2.3

Of the total options outstanding, 10,225,000 are exercisable as at October 31, 2022 (2021 - 11,700,000).

(d) Fair value of options issued during the year

The fair value of the stock options issued has been determined in accordance with the Black Scholes option-pricing model. Volatility was estimated using the historical volatility of the Company's stock prices for its common shares. The underlying assumptions are as follows:

	2022	2021
Share price at grant date	$0.03 - $0.05	$0.05
Exercise price	$0.07	$0.05 - $0.07
Volatility factor	212% - 272%	148% - 180%
Risk free interest rate	0.97% - 4.33%	0.75%
Expected life of options in years	1 - 2	5
Expected divided yield	0%	0%
Forfeiture rate	0%	0%
Weighted average Black Scholes value at grant date	$0.02 - $0.03	$0.05 - $0.06

During the year ended October 31, 2022, the Company recorded an expense of $41,484 respectively to the issuance of these stock options (2021 - $360,044).

14. Loss per share

Basic and diluted loss per share are calculated using the following numerators and denominators:

Numerator	2022	2021	2020
Net loss attributable to common shareholders and used in computation of basic and diluted loss per share	$(2,287,095)	$(1,012,978)	(1,245,393)

Denominator
Weighted average number of common shares for computation of basic and diluted loss per share	451,177,796	422,613,046	377,380,476

For the years ended October 31, 2022, 2021 and 2020, all stock options and conversion features were anti-dilutive and, therefore, are excluded from the calculation of diluted loss per share.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2022, 2021, and 2020
(Expressed in United States dollars, unless otherwise noted)

15. Income taxes

(a) The Company has non-capital losses of approximately $32 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. As at October 31, 2022, the tax losses expire as follows:

	Canada	United States	Total
2026	$1,743,280	$-	$1,743,280
2027	1,465,962	-	1,465,962
2028	-	-	-
2029	1,502,416	143,721	1,646,137
2030	2,027,152	1,880,897	3,908,049
2031	1,221,296	18,526	1,239,822
2032	1,353,513	325,793	1,679,306
2033	1,640,591	157,463	1,798,054
2034	2,373,379	679,089	3,052,468
2035	2,682,124	570,901	3,253,025
2036	3,147,625	441,019	3,588,644
2037	2,519,765	232,714	2,752,479
2038	1,703,454	317	1,703,771
2039	1,523,813	-	1,523,813
2040	513,301	-	513,301
2041	889,381	-	889,381
2042	1,262,336	-	1,262,336
	$27,569,388	$4,450,440	$32,019,828

(b) In addition, the Company has available capital loss carryforwards of approximately $1.2 million to reduce future taxable capital gains, the benefit of which has not been recognized in these consolidated financial statements. Capital losses carry forward indefinitely.

(c) Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	2022	2021	2020
Non-capital losses and other	$8,485,255	$8,924,982	$8,232,346
Capital losses	162,275	178,808	166,316
Property, equipment, patents and deferred costs	1,639,306	1,794,285	1,666,788
	$10,286,836	$10,898,075	$10,065,450
Deferred tax asset not recognized	(10,286,836)	(10,898,075)	(10,065,450)
	$-	$-	$-

As at October 31, 2022 and 2021, the Company assessed that it is not probable that sufficient taxable profit will be available to use deferred income tax assets based on operating losses in prior years; therefore, there are no balances carried in the consolidated statements of financial position for such assets.

(d) The reconciliation of income tax attributed to continuing operations computed at the statutory tax rates to income tax expense is as follows:

	2022	2021	2020
Loss before income taxes	$(2,287,095)	$(1,012,987)	$(1,245,393)
Statutory tax rate	26.5%	26.5%	26.5%
Expected income tax recovery	$(606,080)	$(268,439)	$(330,029)
Accretion expense and loss (gain) on convertible debentures and derivative liabilities	269,531	(97,480)	-
Stock-based compensation	10,992	95,412	-
Non-deductible (non-taxable) expenses and other items	(3,780)	82,530	143,550
Effect of exchange rate on deferred tax assets carried forward and other	940,577	(644,649)	38,037
Change in deferred tax assets not recognized	(611,240)	832,626	148,442
	$-	$-	$-

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2022, 2021, and 2020
(Expressed in United States dollars, unless otherwise noted)

16. Operating expenses

(a) General and administration

The components of general and administration expenses are as follows:

	2022	2021	2020
General and administration	$59,938	$86,186	$49,702
Rent and occupancy	50,907	15,536	37,153
Office insurance	1,696	753	2,024
Investor relations, listing and filing fees	64,769	53,029	49,537
Telephone	8,056	-	15,591
	$185,366	$155,504	$154,007

(i) Rent subsidy

The Government of Canada announced the Canada Emergency Rent Subsidy (CERS) to support eligible businesses by covering part of their commercial rent or property expenses. For the year ended October 31, 2022, the Company recognized $nil (2021 - $38,440 CDN ($30,613 USD)) (2020 - $nil) of rent subsidy under this program, which has been recorded as a reduction of rent and occupancy expenses in the consolidated statements of operations and comprehensive loss. This program ran from September 27, 2020 to October 23, 2021.

(b) Professional, other fees and salaries

The components of professional, other fees and salaries expenses are as follows:

	2022	2021	2020
Professional fees	$110,933	$107,554	$148,926
Consulting fees	69,563	132,793	138,123
Salaries and benefits	467,214	184,138	175,075
	$647,710	$424,485	$462,124

(i) Wage subsidy

The Canada Emergency Wage Subsidy (CEWS) was announced by the Government of Canada on March 27, 2020 to enable companies negatively impacted by COVID-19 to re-hire workers. Under this program, qualifying business can receive a subsidy for a portion of their employees' wages. For the year ended October 31, 2022, the Company recognized $nil (2021 - $167,388 CDN ($133,699 USD)) (2020 - $85,455 CDN ($63,792 USD))of wage subsidy under this program, which has been recorded as a reduction of salaries expenses in the consolidated statements of operations and comprehensive loss. This program concluded on October 23, 2021.

17. Supplemental cash flow information

The following provides a reconciliation of the cash flows from convertible debentures and derivative liabilities :

	Years ended October 31,
	2022	2021	2020
Balance - beginning of period	$3,239,483	$3,615,080	$3,364,499
Cash flows from financing activities:
Proceeds from issuance of convertible debentures	765,671	510,000	612,279
Repayments of convertible debentures	(63,490)	(593,301)	(150,920)
Non-cash changes:
Accretion expense	1,179,603	1,169,921	1,099,818
Accrued interest on convertible debentures	368,280	408,543	285,679
Loss (gain) on repayment of convertible debentures	(47,877)	-	-
Loss (gain) on conversion of convertible debentures	94,326	-	-
Loss (gain) on revaluation of derivative liabilities	(409,607)	(2,547,192)	(771,920)
Loss (gain) on extinguishment of debt	200,650	1,018,928	(127,409)
Convertible debentures converted into common shares	(764,432)	(521,136)	(762,847)
Renewal of convertible debentures	-	(16,804)	(26,752)
Foreign exchange loss	(129,244)	195,444	92,653
Balance - end of period	$4,433,363	$3,239,483	$3,615,080

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2022, 2021, and 2020
(Expressed in United States dollars, unless otherwise noted)

18. Key management compensation and related party transactions

The Company reports the following related party transactions:

(a) Key management compensation

Key management personnel are persons responsible for planning, directing and controlling activities of the Company, including officers and directors. Compensation paid or payable to these individuals (or companies controlled by such individuals) are summarized as follows:

	2022	2021	2020
Professional, other fees, and salaries	$133,517	$107,201	$17,517
Stock-based compensation	-	227,500	-
	$133,517	$334,701	$17,517

During the year ended October 31, 2022, key management were not awarded any options. During the year ended October 31, 2021, the Company awarded 5 million stock options to key management as part of the total 9.5 million stock options issued (2020 - nil).

(b) Trade payables and other liabilities

In 2021, the Company reversed certain amounts totalling $422,982 due to the payables being statute barred. These balances carried forward from prior years and the Company derecognized these balances during the year ended October 31, 2021. Included in accounts payable is $5,650 CDN (USD - $4,139) payable to a corporation controlled by an officer of the Company as at October 31, 2022 (2021 - $nil).

(c) Convertible debentures

In January 2018, the CEO of the Company subscribed for a convertible debenture of $150,000 CDN ($114,086 USD). As at October 31, 2022, $nil CDN ($nil USD) (October 31, 2021 - $9,483 CDN, $7,657 USD) in loan principal remains outstanding.

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

On April 29, 2021 the matter was resolved in Micromem's favor when the Court dismissed Mr. Van Fleet's claims and ruled that he was liable to the Company and to MAST on their counterclaims. On June 16, 2021, the Court ruled that Micromem and MAST had established damages totaling $765,579 representing the full amount that had been requested; furthermore, the Court awarded costs and statutory prejudgment interest from May 9, 2017. On June 29, 2021 the Court entered a judgement in favor of Micromem and MAST for a total amount of $1,051,739.

With respect to the Company's efforts to collect on that Judgement, a settlement ("Settlement") was reached during October 2021. Pursuant to the Settlement, the Company received an initial one-time payment and is entitled to additional monthly payments over a period of up to six years. The Company will record those payments as and when they are received. The total amount to be received by the Company if Mr. Van Fleet makes all the required payments under the terms of the Settlement will be less than the amount of the Judgement obtained by the Company, but if Mr. Van Fleet does not comply with the terms of the Settlement, it also provides the Company a means of enforcing a larger judgement against Mr. Van Fleet that is substantially in line with the Judgement. Mr. Van Fleet has made the prescribed monthly payments each month since October 2021.

The Company is now pursuing collection of the judgement award. It will report the rcovery of this contingent asset as funds are received. In the year ended October 31, 2022 the Company has recorded a recovery of $9,040 received in the period as a reduction of legal expenses (year ended October 31, 2021 - $40,000).

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2022, 2021, and 2020
(Expressed in United States dollars, unless otherwise noted)

20. Financial risk management

(a) Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in foreign exchange rates. The Company is exposed to currency risk to the extent that it incurs expenses and issues convertible debentures denominated in Canadian dollars (CDN). The Company manages currency risk by monitoring the Canadian dollar position of these monetary financial instruments on a periodic basis throughout the course of the reporting period.

As at October 31, 2022, and October 31, 2021, balances that are denominated in CDN are as follows:

	As at	As at
	October 31,	October 31,
	2022	2021
	CDN	CDN
Cash	$15,715	$55,950
Other receivables	$13,832	$7,422
Trade payables and other liabilities	$393,978	$425,549
Convertible debentures	$2,810,362	$1,093,684
Debenture payable	$51,500	$51,500
Derivative liabilities	$601,696	$693,143
Long-term loan	$60,000	$60,000

A 10% strengthening of the US dollar against the CDN would decrease net loss and comprehensive loss by $257,995 as at October 31, 2022 (October 31, 2021 - decrease net loss and comprehensive loss by $166,047). A 10% weakening of the USD against the CDN would have the opposite effect of the same magnitude.

(b) Interest rate risk

Interest rate risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in market interest rates. The Company is exposed to interest rate risk on its interest-bearing convertible debentures. This exposure is limited due to the short-term nature of the convertible debentures.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company's policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company's management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise. With the exception of the long-term loan, all financial liabilities are due within 1 year as at October 31, 2022.

(i) Trade payables

The following represents an analysis of the maturity of trade payables:

	As at	As at
	October 31,	October 31,
	2022	2021
Less than 30 days past billing date	$287,575	$384,057
31 to 90 days past billing date	-	-
Over 90 days past billing date	-	-
	$287,575	$384,057

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2022, 2021, and 2020
(Expressed in United States dollars, unless otherwise noted)

20. Financial risk management (continued)

(c) Liquidity risk (continued)

(ii) Convertible debentures and derivative liabilities

The following represents an analysis of the maturity of the convertible debentures and derivative liabilities:

	As at October 31,			As at October 31,
	2022			2021
	Convertible	Derivative	Debenture	Convertible	Derivative	Debenture
	debentures	liabilities	payable	debentures	liabilities	payable
Less than three months	$2,440,840	$162,380	$-	$1,609,762	$238,802	$-
Three to six months	1,204,783	257,933	-	842,451	414,602	-
Six to twelve months	146,441	220,986	38,001	189	133,677	40,207
	$3,792,064	$641,299	$38,001	$2,452,402	$787,081	$40,207

(d) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash. The maximum exposure to credit risk is the carrying value of these financial assets, which amounted to $33,227 as at October 31, 2022 (October 31, 2021 - $171,397). The Company reduces its credit risk by assessing the credit quality of counterparties, taking into account their financial position, past experience and other factors.

(i) Cash

The Company held cash of $33,227 at October 31, 2022 (October 31, 2021 - $171,397). The cash is held with central banks and financial institution counterparties that are highly rated. The Company has assessed no significant change in credit risk and an insignificant loss allowance.

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

The Company's policy for determining when transfers between levels of fair value hierarchy occur is based on the date of the event or changes in circumstances that caused the transfer. During the years ended October 31, 2022 and 2021, there were no transfers between levels.

22. Capital risk management

The Company's objectives when managing capital are to (i) maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, (ii) ensure it has sufficient cash resources to further develop and market its technologies and (iii) maintain its ongoing operations. The Company defines its capital as its net assets, i.e. total assets less total liabilities. In order to secure the additional capital necessary to pursue these objectives, the Company may attempt to raise additional funds through the issuance of equity or convertible debentures or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended October 31, 2022.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2022, 2021, and 2020
(Expressed in United States dollars, unless otherwise noted)

23.       Subsequent events

Subsequent to October 31, 2022:

(a)       The Company secured two (2) private placements with investors consisting of common shares with no warrants pursuant to prospectuses and registrations set forth in applicable securities law. It realized net proceeds of $50,000 CDN ($36,635 USD) and issued a total of 1,000,000 common shares.

(b)       The Company secured $143,000 USD in convertible debentures with a 12 month term and conversion features which become effective six months after initiation date.

(c)       The Company converted $172,584 USD of convertible debentures and accrued interest through the issuance of 7,307,524 common shares.

(d)       The Company repaid $5,000 USD of interest accrued on a convertible debenture.

(e)       The Company extended convertible debentures that were within 3 months of maturity date from October 31, 2022 for an additional (6) months.

ITEM 19.  Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No. 1.1	Articles of Incorporation of Micromem Technologies Inc. and amendments thereto in effect as of January 11, 2000, (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on January 11, 2000).

Exhibit No. 1.2	Articles of Incorporation of Amendment of Micromem Technologies Inc. dated as of October 17, 2001 amending the Articles of Incorporation of Micromem Technologies Inc. to increase the number of directors to a minimum of three and a maximum of ten (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 26, 2003).

Exhibit No. 1.3	Articles of Incorporation of Amendment of Micromem Technologies Inc. dated as of June 24, 2002 amending the Articles of Incorporation of Micromem Technologies Inc. to increase the number of directors to a minimum of 3 and a maximum of 12 (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 26, 2003).

Exhibit No. 1.5	By-Laws of Micromem Technologies Inc. in effect as of January 11, 2002, (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on January 11, 2000).

Exhibit No. 1.6	Amendment to the By-Laws of Micromem Technologies Inc. approved by shareholders on June 29, 2000, deleting the requirement from the By-Laws that the President shall be appointed from amongst the directors (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 26, 2003).

Exhibit No. 1.7	Amendment to the By-Laws of Micromem Technologies Inc. approved by shareholders on September 8, 2020 (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on February 22, 2021)

Exhibit No. 4.1	2020 Stock Option Plan, as amended and approved by shareholders on September 8, 2020 (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on February 22, 2021)

Exhibit No. 8.1	List of Subsidiaries (Incorporated by reference to the Company's Annual Report on Form 20-F filed with the Commission on March 1, 2010)

Exhibit No. 12.1	Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 12.2	Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 13.1	Officer's Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 13.2	Officer's Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 15.1	Consent of MNP LLP (filed herewith)

Exhibit No. 101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

Exhibit No. 101.SCH	Inline XBRL Taxonomy Extension Schema Document

Exhibit No. 101.CAL	Inline XBLR Taxonomy Extension Calculation Linkbase Document

Exhibit No. 101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

Exhibit No. 101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

Exhibit No. 101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

Exhibit No. 104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

MICROMEM TECHNOLOGIES INC.

By:	/s/ Joseph Fuda
Name:	Joseph Fuda
Title:	Chief Executive Officer

By:	/s/ Dan Amadori
Name:	Dan Amadori
Title:	Chief Financial Officer

Dated: February 24, 2023