Form 20-F
period 2023-10-31
MICROMEM TECHNOLOGIES INC
filed 2024-02-05
CIK 1085921

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended October 31, 2023
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

510,368,838 Common Shares

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
Emerging growth company [ ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  [  ]

Indicate by check mark whether the registrant has filed a  report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report.  [ ]

If securities are registered pursuant to Section 12(b) of the Act, indicated by check mark whether financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. [ ]

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   [  ]

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

Throughout this document, unless otherwise noted or the context otherwise indicates, references to "2023" or "Fiscal 2023" refer to the fiscal year ended October 31, 2023; references to "2022" or "Fiscal 2022" refer to the fiscal year ended October 31, 2022; references to "2021" or "Fiscal 2021" refer to the fiscal year ended October 31, 2021; references to "2020" or "Fiscal 2020" refer to the fiscal year ended October 31, 2020; references to "2019" or "Fiscal 2019" refer to the fiscal year ended October 31, 2019; references to "2018" or "Fiscal 2018" refer to the fiscal year ended October 31, 2018; and references to "2017" or "Fiscal 2017" refer to the fiscal year ended October 31, 2017.

Forward Looking and Cautionary Statements

This Form 20-F contains certain forward-looking statements. These forward-looking statements are based on current expectations, estimates and projections about the business of our Company and the industry in which we operate, our management's beliefs, and assumptions made by our management. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks" and "estimates," variations on such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Our actual results could differ materially from those expressed or forecasted in these forward-looking statements as a result of certain factors, including those set forth under Item 3 - Key Information - Risk Factors and elsewhere in this Form 20-F.

Unless otherwise noted or the context otherwise indicates, the forward-looking statements contained herein are provided as of the date hereof, and we do not undertake to update or amend such forward-looking statements whether as a result of new information, future events or otherwise, except as may be required by applicable law.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Fiscal 2023, 2022, 2021, 2020 and 2019

The following table sets forth our selected consolidated financial data in United States dollars as of and for each of the fiscal years ended October 31, 2023, October 31, 2022, October 31, 2021, October 31, 2020, and October 31, 2019.  The selected consolidated financial data has been derived from our audited consolidated financial statements. All information contained in the following table should be read in conjunction with our audited consolidated financial statements and the notes thereto in "Item 18-Financial Statements" and "Item 5 - Operating and Financial Review and Prospects" included elsewhere in this Annual Report on Form 20-F.

Our consolidated financial statements for the years ended October 31, 2023, 2022, 2021, 2020 and 2019 have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

Selected balance sheet information

(all amounts in U.S. dollars)

	2023	2022	2021	2020	2019

Working Capital (deficiency)	(4,818,699)	(4,722,878)	(3,452,924)	(4,202,571)	(4,301,324)
Property & Equipment	32,767	48,092	26,012	49,249	2,677
Total Assets	168,350	99,519	225,293	278,026	83,484
Share Capital	90,477,694	87,784,725	86,815,836	85,463,642	84,153,696
Shareholders' Deficiency	(4,841,204)	(4,748,000)	(3,471,278)	(4,187,342)	(4,278,647)

Selected statement of operations and deficit information
(all amounts in U.S. dollars)

	2023	2022	2021	2020	2019
Interest and other income	$-	$-	$-	$-	$-
Research and development expenses (recovery)	-		-	-	(41,546)
General and administrative and other expenses (6)	1,430,431	1,228,516	1,020,783	948,420	1,599,137
(Gain) on revaluation of derivative liabilities (1)	(658,503)	(409,607)	(2,547,192)	(771,920)	(343,436)
(Gain) Loss on conversion/repayment of debt (2)	48,363	46,449	(9,506)	96,484	101,919
Loss (Gain) on extinguishment of debt (5)	1,400,823	200,650	1,018,928	(127,409)	(646)
Accretion expense (3)	279,834	1,179,603	1,169,921	1,099,818	1,517,436
Stock based compensation (4)	217,965	41,484	360,044	-	-
Loss before income tax provision	(2,691,670)	(2,287,095)	(1,012,978)	(1,245,393)	(2,832,864)
Net Loss and Comprehensive loss	(2,691,670)	(2,287,095)	(1,012,978)	(1,245,393)	(2,832,864)

1)	Gain on revaluation of derivative liabilities for 2023, 2022, 2021, 2020 and 2019 above relates to the measurement of the derivative liabilities relating to the outstanding convertible bridge loans. The gain as reported is a non-cash charge which is calculated in accordance with IFRS.
2)	Loss on conversion of debt relates to the inducement of additional common shares of the Company (the "common shares") issued to the bridge loan lenders who converted their bridge loans to common shares and any loss recorded on the repayment of convertible debentures.
3)	Accretion expense is a non-cash expense calculated in accordance with IFRS and relates to increasing the carrying value of the debt to the contracted amount over the term of the loan.
4)	Stock based compensation is a non-cash expense calculated in accordance with IFRS using the Black Scholes option pricing model.
5)	Loss (Gain) on extinguishment of debt relates to the replacement of an existing debt instrument at maturity date with a new debt instrument reflecting revised renewal terms at maturity date.
6)	Includes general and administrative expenses, professional fees, other fees, salaries, travel and entertainment expenses, amortization expense, foreign exchange loss, interest expense and financing costs. In 2020 we also report the recovery of a reserve of $205,788 for litigation costs which was recorded in 2018-19. In 2021 we report a recovery of stale dated accounts payable of $422,982.

Currency and Exchange Rates

Our financial statements are all expressed in United States dollars. All other financial data appearing in this Form 20-F are expressed in United States dollars with the exception of certain limited cases when reference is made to instruments denominated in Canadian dollars ("CDN $").

Transactions that were conducted in Canadian dollars or other foreign currencies have been converted into United States dollars using the 3 month average rate of exchange per quarter which rate approximates the rate of exchange prevailing at the date of such transactions. Monetary assets and liabilities denominated in Canadian dollars or other foreign currencies but expressed in this Form 20-F in United States dollars have been converted into United States dollars at the rate of exchange prevailing on the date of the applicable financial statement. Non-monetary assets and liabilities denominated in Canadian dollars but expressed in this Form 20-F in United States dollars have been converted into U.S. dollars at the historical exchange rate at the date of the transaction.

The following table sets forth, for the periods indicated, the high, low, end of period and average for period based on the Noon Buying Rates as published by the Bank of Canada, as expressed in the amount of U.S. Dollars equal to one Canadian dollar.

	2023	2022	2021	2020	2019
High for period	0.7617	0.8031	0.8111	0.7863	0.7699
Low for period	0.7209	0.7217	0.7903	0.6898	0.7353
End of period	0.7209	0.7383	0.8075	0.7854	0.7699
Average for period	0.7415	0.7692	0.0841	0.7461	0.7529

The following table sets forth, for each period indicated, the high and low exchange rates for United States dollars expressed in Canadian dollars on the last day of each month during such period, based on the Noon Buying Rate.

	February	March	April	May	June	July
	2023	2023	2023	2023	2023	2023
High	1.3622	1.3807	1.3625	1.3628	1.3482	1.3348
Low	1.3312	1.3533	1.3359	1.3354	1.3151	1.3128

	August	September	October	November	December	January
	2023	2023	2023	2023	2023	2024
High	1.3606	1.3674	1.3871	1.3875	1.3599	1.3522
Low	1.3291	1.3423	1.3520	1.3581	1.3205	1.3316

On January 31, 2024  the noon buying rate for one Canadian dollar, as quoted by the Bank of Canada, was CDN $1.3397 =  U.S. $1.00.

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

At October 31, 2023 we had $31,584 of cash on hand.  Our working capital deficiency is $4,818,699 at October 31, 2023. Subsequent to October 31, 2023, through to the date of the filing of this Annual Report on Form 20-F, we have raised an additional $216,415 through the issuance of convertible debentures and $113,260 through private placements of equity.

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

We continued to develop applications of our sensor technology in 2023 working with our technical advisors and our strategic development partners. We are pursuing joint development agreements with potential strategic partners with the expectation that we will jointly develop sensor applications for use by these potential strategic partners. We believe that these current initiatives will result in revenues and cash flow to the Company in the future but there can be no assurance when and if such revenues will be achieved.

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

Risk Factors Related to Our Common Shares

Our common shares are subject to the penny stock regulations, which may discourage brokers from effecting transactions in our common shares and adversely affect the market price of our common shares and liquidity.

Our common shares constitute "penny stock" under applicable regulations of the United States Securities and Exchange Commission (the "SEC"). The penny stock regulations impose significant restrictions on brokers who sell penny stock to persons other than established customers and institutional accredited investors. Broker-dealers participating in sales of our stock will be subject to the so called "penny stock" regulations covered by Rule 15g-9 under the Exchange Act of 1934, as amended (the "Exchange Act"). Under the rule, broker-dealers must furnish to all investors in penny stocks a risk disclosure document required by the rule, make a special suitability determination of the purchaser and have received the purchaser's written agreement to the transaction prior to the sale. The penny stock regulations may discourage brokers from effecting transactions in the common shares. This would decrease market liquidity, adversely affect market price and make it difficult for you to use the common shares as collateral.

The rights of our shareholders may differ from the rights typically afforded to shareholders of a U.S. corporation.

We are incorporated under the Business Corporations Act (Ontario), also referred to herein as the "OBCA". The rights of holders of our common shares are governed by the laws of the Province of Ontario, including the OBCA, by the applicable laws of Canada, and by our Articles of Incorporation and all amendments thereto, also referred to herein as the "Articles", and our By-laws. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. The principal differences include without limitation the following:

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

Under rules of the Ontario Securities Commission, a meeting of shareholders must be called for consideration and approval of certain transactions between a corporation and any "related party" (as defined in such rules). A "related party" is defined to include, among other parties, directors and senior officers of a corporation, holders of more than 10% of the voting securities of a corporation, persons owning a block of securities that is otherwise sufficient to affect materially the control of the corporation, and other persons that manage or direct, to a substantial degree, the affairs or operations of the corporation. At such shareholders' meeting, votes cast by any related party who holds our common shares and who has an interest in the transaction may not be counted for the purposes of determining whether the minimum number of required votes have been cast in favor of the transaction. Under some U.S. state laws, a transaction between a corporation and one or more of its officers or directors can generally be approved either by the shareholders or a by majority of the directors who do not have an interest in the transaction. Corporations that are listed on a U.S. securities exchange or are quoted on Nasdaq may also be required to have transactions with officers and directors and other related party transactions reviewed by an audit committee comprised of independent directors.

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

As a "foreign private issuer" (as defined by 405 of the Securities Act of 1933, as amended (the "Securities Act")), we are exempt from certain rules under the Exchange Act  that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as a company that files as a domestic issuer whose securities are registered under the Exchange Act, nor are we generally required to comply with the SEC's Regulation FD, which restricts the selective disclosure of material non-public information. For as long as we are a foreign private issuer we intend to file our annual financial statements on Form 20-F or Form 40-F, as applicable, and furnish our quarterly financial statements on Form 6-K to the SEC for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act. However, the information we file or furnish is not the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a U.S. domestic issuer.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act's domestic reporting regime and cause us to incur additional legal, accounting and other expenses.

We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. In order to maintain our current status as a foreign private issuer, either (1) a majority of our shares must be either directly or indirectly owned of record by non-residents of the United States or (2) (a) a majority of our executive officers or directors must not be U.S. citizens or residents, (b) more than 50 percent of our assets cannot be located in the United States and (c) our business must be administered principally outside the United States. If we lost this status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We would also be subject to additional restrictions on offers and sales of securities outside the United States and would have to comply with the generally more restrictive Regulation S requirements under the Securities Act that apply to U.S. domestic issuers, which could limit our ability to access capital markets in the future. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs.

We do not anticipate paying dividends.

We have never paid a dividend on our securities and we do not anticipate paying dividends in the foreseeable future.

We are likely a ''passive foreign investment company'' ("PFIC"), which may have adverse U.S. federal income tax consequences for U.S. investors.

We believe that we were classified as a PFIC for our most recently completed tax year, and based on current business plans and financial expectations, we expect that we may be a PFIC for our current tax year and subsequent tax years. If we are a PFIC for any year during a U.S. taxpayer's holding period of our common shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of our common shares or any so-called ''excess distribution'' received on our common shares as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective QEF Election (as defined below) or a Mark-to-Market Election (as defined below). Subject to certain limitations, such elections may be made with respect to the common shares.  A U.S. taxpayer who makes a timely and effective QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders. However, U.S. taxpayers should be aware that there can be no assurance that we will satisfy the record keeping requirements that apply to a qualified electing fund, or that we will supply U.S. taxpayers with information that such U.S. taxpayers require to report under the QEF Election rules, in the event that we are a PFIC and a U.S. taxpayer wishes to make a QEF Election. Thus, U.S. taxpayers may not be able to make a QEF Election with respect to our common shares. A U.S. taxpayer who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of our common shares over the taxpayer's basis therein. This paragraph is qualified in its entirety by the discussion below under the heading "Certain United States Federal Income Tax Consequences - Passive Foreign Investment Company Rules." Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of our common shares.

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

Our shareholders may be unable to sell a significant number of our common shares on the OTCQB® Venture Market (the "OTCQB") without a significant reduction in the market price of the shares.

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

In October 2018, Steve Van Fleet filed a lawsuit again the Company and MAST seeking payment of alleged remuneration and expense reimbursements due to him totaling $214,574.  The Company denied the allegations and, in turn, interposed counterclaims again Mr. Van Fleet seeking, among other things, damages of not less than $3.0 million.  In 2021 the litigation with Mr. Van Fleet was resolved in our favor. See Item 5 - Operating and Financial Review and Prospects - Contingencies.

Recent Developments Prior to Fiscal 2023:

Chevron: In 2019 we continued to engage with Chevron personnel and with our engineering subcontractor, Entanglement Technologies Inc. (Entanglement").  We met with the Chevron team members in their Houston offices on seven occasions to continue our dialogue and measure our go forward path.  We also met directly with Entanglement on three occasions for these purposes. The field testing of the onsite pilot program was coordinated between Chevron, Entanglement and the Company and commenced in March 2019 at a California based oil well site operated by Chevron.  The initial on site testing was conducted over a period of approximately six weeks.  Thereafter sample testing from the onsite well continued in both the Entanglement and Chevron laboratories. Chevron advised that the results of the testing that has been completed to date has met with their expectations and requirements and that the performance of the technology in the onsite pilot and subsequent lab sample testing has been validated.

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

Repsol: In Q1 2019 we submitted a proposed letter of intent ("Repsol LOI") to the Repsol engineering team with whom we engaged in September 2018 after the resignation of Mr. Van Fleet .The Repsol LOI was intended to reset the go forward product development parameters, marketing efforts and cost sharing arrangements for this project.  The original Repsol purchase order submitted in 2017 was suspended as part of these discussions with Repsol.

The underlying technology for the Repsol initiative has been referenced in our Annual Report for Fiscal 2018 as the RT Lube Analyzer.  The initial development completed on this technology between 2016-2018 was undertaken by the Company and its engineering subcontract, SBM Microsystems.  In 2019 we moved the project to an engineering and manufacturing entity in Toronto Canada. In mid-2019, we began negotiations with the Repsol team towards a final development contract.  Ultimately, however, we were not successful in engaging Repsol and this project was suspended in 2020.

Capital Expenditures

Micromem reports $2,044 of capital expenditures in 2023 (2022: nil).  It incurred $5,271 of capital expenditures in 2021.  These expenditures relate to the purchase of computer equipment.

Available Information

The SEC maintains an Internet site at http://www.sec.gov/edgar that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC through the SEC's Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system. Information is also available under the Company's profile on SEDAR+ (http://www.sedarplus.ca) or on www.micromeminc.com.

B. Business Overview

Update of Product Development Activity at October 31, 2023

(a) Romgaz:

Our discussions with Romgaz and other companies incorporated in Romania occurred on a continuous on a weekly basis throughout fiscal 2023 and have continued to progress since our fiscal year end.  The key go-forward points in these discussions, at the current date are as follows:

(i) We received an initial purchase order for several interwell tracer devices, similar to the technology that Chevron deployed in the California field trials referenced above.

(ii) Micromem will be commissioned to conduct/lead a development program to enhance and expand the analytics capabilities of the existing technology with the end goal of delivering a comprehensive analytics solution to Romgaz for its specific performance requirements in its gas wells.

(iii) Micromem has pursued discussions whereby the technology application developed in (ii)  above will be manufactured on a commercial scale in Romania.  It is expected that the technology that will be manufactured in Romania will be suitable for both oil and gas well applications.

(iv) A joint venture agreement between Micromem and Romgaz is contemplated. The working relationship between Micromem and Romgaz is expected to expand to include the development of other technology applications where Micromem has been active over the past five years.  We expect to finalize these working arrangements and move forward with these initiatives in 2024.  It is expected that Romgaz will provide the initial capital to launch this expanded working relationship.

In anticipation of these developments with Romgaz in 2024, Micromem is planning for its business activity to include the following components:

(i) Continuance of its working relationship with the developer of the interwell tracer device (ARTRA 171) technology which Chevron has successfully tested in on site testing of operating oil wells for which we received a Romgaz purchase order in 2023.

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

(iv) Between June 2021-August 2022, Micromem hired two engineering staff persons through the University of Toronto coop program, each for a 16-month term. The engineering staff were responsible for supporting all of Micromem's current initiatives with Chevron, Romgaz and other potential customers. With  that  work  completed, we  did  not  engage with  the  coop  program in 2023 . As our Romgaz  project continues, we may continue this program of coop hires, as appropriate, in future.

(v) We will plan to add additional senior management to the Micromem team  in  the project management, engineering,  and financial reporting areas of discipline. We will also look to recruit  additional corporate  directors to our Board .

(b) Chevron:

As previously reported, successful field testing of the interwall tracer device was conducted on-site at a California-based Chevron well site in 2019.  Sample testing was conducted for a 12-month period thereafter through March 2020.

We met with Chevron in their offices on 3 occasions in 2023.  We attended the Houston- based  OTC oil  and gas  conference  in  May 2023 and  have maintained  a  current  dialogue  with Chevron  and  with other  industry  participants.

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

The Company remains a pre-revenue entity at October 31, 2023. It did not incur any further development expenses on any project between 2020-2023.

Given the progress and momentum achieved to date with Chevron and with Romgaz, the Company believes it will have commercial orders, although there can be no assurances such purchase orders will be made or that revenues will be achieved in future.  In October 2023 we received our first purchase order from Romgaz.

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

Beginning in 2018, we began to abandon provisional patent filings in a number of international jurisdictions as a cost cutting initiative.  We have  not  funded  any  additional patent  related  activity  nor  patent  filings  since  2018.

We believe that the U.S. patents that have been granted for MRAM have sustaining value to be realized in the future. If the Company's financial position improves, it may pursue the exploitation of its patents in this field of endeavors.

Our patent costs are summarized below for the fiscal years ending October 31, 2019-2022:

	2021-2023	2020	2019

	$	$	$
Patent expenditures:	-	-	-
Patent costs capitalized:	-	-	-
Amortization expense:	-	8,123	152,962
Impairment Reserve:	-	-	223,143

Share Capital

At October 31, 2023, the Company had 510,368,838 common shares outstanding (2022: 467,607,678 common shares outstanding). Additionally, the Company has 9,775,000 stock options outstanding with a weighted average exercise price of $0.06 per share (2022: 11,725,000 options outstanding with a weighted average exercise price of $0.06 per share).

Changes to Our Board of Directors and Management:

The Company held its most recent Annual General and Special Meeting of the shareholders for the fiscal years ending 2017, 2018, and 2019 on September 8, 2020.  At such meeting, Joseph Fuda, Alex Dey and Oliver Nepomuceno were re-elected as directors. Joseph Fuda and Dan Amadori continue in their respective roles of CEO and CFO respectively.

We plan to schedule the next Annual General Meeting of shareholders to cover the 2020, 2021, 2022 and 2023 fiscal years to be held prior to April 30, 2024. We will evaluate the opportunities to expand our Board of Directors at this upcoming Annual General Meeting.

Equity Financing Transactions:

In the fiscal year ended October 31, 2023, the Company completed the following transactions:

(a) Pursuant to prospectus and registration exemptions set forth in applicable securities law, the Company completed private placements consisting of common shares, received net proceeds of $509,939 and issued a total of 9,864,500 common shares.

(b) The Company continued its bridge loan financing activities in 2023, specifically:

(i) It issued 30,346,660 common shares for the conversion of bridge loans totaling $1,742,226.

(ii) It realized net proceeds of $645,151 from the issuance of convertible debentures.

(iii) It repaid $270,000 of bridge loans previously secured.

(iv) Certain of the bridge loans that matured in 2023 were extended at maturity date, ultimately through October 31, 2023, and thereafter.

In the fiscal year ended October 31, 2022, the Company completed the following transactions:

(c) Pursuant to prospectus and registration exemptions set forth in applicable securities law, the Company completed private placements consisting of common shares, received net proceeds of $181,997 and issued a total of 5,012,450 common shares.

(d) The Company continued its bridge loan financing activities in 2022, specifically:

(v) It issued 26,443,820 common shares for the conversion of bridge loans totaling $764,432.

(vi) It realized net proceeds of $765,671 from the issuance of convertible debentures.

(vii) It repaid $63,490 of bridge loans previously secured.

(viii) Certain of the bridge loans that matured in 2022 were extended at maturity date, ultimately through October 31, 2022, and thereafter.

Environmental Matters:

We are subject to various environmental protection regulations imposed by the government in the jurisdiction where we conduct our development work. We are not aware of any current or pending environmental protection laws or regulations that would have a material impact on our capital expenditure requirements or competitive position.

C. Organizational Structure

In November 2007, the Company incorporated MAST as a Delaware-based wholly-owned subsidiary. MAST had an office in New York City and was being managed by Steven Van Fleet, its then President and a Director of Micromem. We have utilized the services of other consultants to continue the work of MAST since the departure of Mr. Van Fleet in August 2018.

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

D. Property, Plant and Equipment

We maintain our corporate headquarters in Toronto, Ontario, Canada. We occupied 2,500 square feet of commercial office space pursuant to a lease that was extended in February 2017 for five years through July 2022. In August 2022 we moved to a smaller unit in the same commercial building occupying 1,154 square feet pursuant to a lease from August 1, 2022, to July 31, 2025.  The Company sublets a portion of its rental space on a month to month basis and realized sublet income of $17,682 in 2023 (2022: $19,076; 2021: $24,809)

In 2022, the Company capitalized $48,408 of right of use assets under IFRS 16 pertaining to its lease for office premises and recorded an equivalent liability in its accounts. The Company recorded amortization of $16,492 in 2023; ($25,878 in 2022; 2021: $28,033).

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section of the Form 20-F has been prepared to provide a more substantive discussion of our business and to assist the reader in analyzing the audited consolidated financial statements for the years ended October 31, 2023, October 31, 2022, and October 31, 2021. This discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes in this Annual Report, which are prepared in accordance with IFRS and are stated in United States dollars.

Operating Results:

The following table sets forth certain selected financial information of our Company.

Selected statement of operation and deficit information

	2023	2022	2021
	$	$	$
Administration	148,616	185,366	155,504
Professional and other fees and salaries	610,052	647,710	424,485
Travel and entertainment	63,360	59,504	24,903
Recovery of reserve for litigation costs/stale dated payables	-	-	(422,982)
Stock compensation expense	217,965	41,484	360,044
Interest expense	540,929	469,425	495,809
Amortization expense	16,492	29,755	36,033
Accretion expense	279,834	1,179,603	1,169,921
(Gain) Loss on conversion of bridge loans	21,120	94,326	(9,506)
(Gain) on revaluation of derivatives	(658,503)	(409,607)	(2,547,192)
Loss (Gain) on extinguishment/repayment of convertible debentures	1,428,066	200,650	1,018,928
Financing costs	86,352	13,233	84,478
Foreign exchange loss (gain)	(62,613)	(176,477)	222,553
(Loss) for the year	(2,691,670)	(2,287,095)	(1,012,978)
(Loss) per share - basic and diluted	(0.01)	(0.01)	0.00

Selected balance sheet information

	2023	2022	2021
	$	$	$
Working capital (defic iency)	(4,818,699)	(4,722,878)	(3,452,924)
Other Assets	32,767	48,092	29,889
Total Assets	168,350	99,519	225,293
Long term liabilities	55,272	(73,214)	(48,243)
Shareholders' equity (deficiency)	(4,841,204)	(4,748,000)	(3,471,278)

Fiscal 2023 Compared to Fiscal 2022

a) Administration costs were $148,616 in 2023 versus $185,366 in 2022.  These costs include rent and occupancy costs of $17,663 (2022: $50,907, the Company reported sublet income for a portion of its office space in 2022; office insurance costs of $1,930 (2022: $1,696; the Company did not renew its directors and officers' insurance coverage after 2020), investor relations, listings and filing fees of $52,756 (2022: $64,769), other general and administrative expenses of $70,584 (2022: $59,938).

b) Professional and other fees and salaries costs were $610,052 in 2023 versus $647,710 in 2022. The components of these total costs include legal and audit related expenses of $144,244 in 2023 (2022: $110,933), third party consulting fees were $67,664 in 2023 (2022: $69,563), staff salaries and benefits were $398,144 in 2023 (2022: $467,214).

The CFO has received $86,250 of management fees in 2023 (2022: $40,615). The CEO of the Company has received $190,317 of compensation in 2023 (2022: $92,902).

c) Travel and entertainment expenses were $63,360 in 2023 (2022: $59,504).

d) In 2023, the Company awarded 3,000,000 stock options to directors, officers, employees and consultants. (2022: 2,025,000 stock options issued to consultants); the related expense of $217,965 was calculated using the Black Scholes option-pricing model (2022: $41,484).

e) Interest expense was $540,929 in 2023 versus $469,425 in 2022.  This represents the actual interest expense obligations incurred by the Company based on the stated interest rates on the convertible debenture notes.

f) Amortization expense was $16,492 in 2023 relating to Capital Assets (2022: $29,755 consisting of $3,877 relating to patents and $25,878 relating to Capital Assets).

g) Financing costs were $86,352 in 2023 versus $13,233 in 2022.  These expenses relate to costs associated with the convertible debenture financings which the Company completed in 2023 and 2022; there were fewer such financings in 2022.

h) The gain on foreign exchange reported in 2023 was $62,613 versus a gain of $176,477 in 2022.  This included the exchange relating to the translation of $CDN denominated transactions during the year and to Canadian denominated assets and liabilities at fiscal quarter and year ends.  It also included the foreign exchange relating to the initiation, renewal, conversion, and repayment of convertible debentures transactions during the fiscal years.  The Canadian dollar, relative to the U.S. dollar was $0.7509 at October 31, 2019, $0.7596 at October 31, 2020, $0.7956 at October 31, 2021 , $0.7327 at October 31, 2022 and $0.7207 at October 31, 2023.

i) The other expenses reported relate to the convertible debentures. These expenses are all non-cash expenses and compare as follows:

	2023	2022	Change
	$	$	$
Accretion expense	279,834	1,179,603	(899,769)
Loss (Gain) on conversion/repayment of debentures	48,363	46,449	1,914
Loss (Gain) on revaluation of derivative liabilities	(658,503)	(409,607)	(248,896)
Loss (Gain) on extinguishment of convertible debentures	1,400,823	200,650	1,200,173
Net Expense	1,070,517	1,017,095	53,422

Fiscal 2022 Compared to Fiscal 2021

j) Administration costs were $185,366 in 2022 versus $155,504 in 2021.  These costs include rent and occupancy costs of $ 50,907 (2021: $15,536, the Company reported sublet income for a portion of its office space in 2022 and 2021; in 2021  the Company also  received  Federal Government COVID-19 related  rent subsidies); office insurance costs of $1,696 (2021: $753; the Company did not renew its directors and officers insurance coverage after 2020), investor relations, listings and filing fees of $64,769 (2021: $53,029), other general and administrative expenses of $ 59,938 (2021: $86,186).

k) Professional and other fees and salaries costs were $647,710 in 2022 versus $424,485 in 2021. The components of these total costs include legal and audit related expenses of $110,933 in 2022 (2021: $116,425), 3rd party consulting fees were $69,563 in 2022 (2021: $132,793), staff salaries and benefits were $467,214 in 2022 (2021: $184,138).

The CFO has received $40,615 of management fees in 2022 (2021: $25,376). The CEO of the Company has received $92,902 of compensation in 2022 (2021: $81,826).

l) Travel and entertainment expenses were $59,504 in 2022 (2021: $24,903). We limited travel expenses in 2021 as part of a broader  effort to reduce the Company's operating expenses; corporate travel has resumed in 2022.

m) In 2022, the Company awarded 2,025,000 stock options to consultants. (2021: 9.5 million stock options issued to directors, officers and consultants); the related expense of $41,484 was calculated using the Black Scholes option-pricing model (2021: $360,044).

n) Interest expense was $469,425 in 2022 versus $495,809 in 2021.  This represents the actual interest expense obligations incurred by the Company based on the stated interest rates on the convertible debenture notes.

o) Amortization expense was $29,755 in 2022 consisting of $3,877 relating to patents and $25,878 relating to Capital Assets (2021: $36,033 consisting of $8,000 relating to patents and $28,033 relating to Capital Assets).

p) Financing costs were $13,233 in 2022 versus $84,478 in 2021.  These expenses relate to costs associated with the convertible debenture financings which the Company completed in 2022 and 2021; there were fewer such financings in 2022.

q) The gain on foreign exchange reported in 2022 was $176,477 versus a loss of $222,553 in 2021.  This included the exchange relating to the translation of $CDN denominated transactions during the year and to Canadian denominated assets and liabilities at fiscal quarter and year ends.  It also included the foreign exchange relating to the initiation, renewal, conversion, and repayment of convertible debentures transactions during the fiscal years.  The Canadian dollar, relative to the U.S. dollar was $0.7509 at October 31, 2019, $0.7596 at October 31, 2020, $0.7956 at October  31, 2021 and $0.7327 at October 31, 2022.

r) The other expenses reported relate to the convertible debentures. These expenses are all non-cash expenses and compare as follows:

	2022	2021	Change
	$	$	$
Accretion expense	1,179,603	1,169,921	9,682
Loss (Gain) on conversion of debentures	46,449	(9,506)	55,955
Loss (Gain) on revaluation/repayment of derivatives	(409,607)	(2,547,192)	2,137,585
Loss (Gain) on extinguishment of debentures	200,650	1,018,928	(818,278)
Net Expense	1,017,095	(367,849)	1,384,944

Unaudited Quarterly Financial Information

Three months ended (unaudited)	Working capital (deficiency)	Capital assets at Net Book Value	Other Assets	Total Assets	Shareholders' equity (deficit)
	$	$	$	$	$
October 31, 2023	(4,818,699)	32,767	-	168,350	(4,841,204)
July 31, 2023	(6,148,332)	36,331	-	240,608	(6,174,904)
April 30, 2023	(6,847,503)	39,466	-	309,695	(6,873,535)
January 31, 2023	(4,786,678)	43,779	-	105,556	(4,813,784)
October 31, 2022	(4,722,878)	48,092	-	99,519	(4,748,000)
July 31, 2022	(5,421,607)	4,445	-	97,504	(5,463,523)
April 30, 2022	(3,939,361)	11,630	-	93,372	(3,790,399)
January 31, 2022	(4,341,708)	18,816	1,877	148,789	(4,368,574)

Three months ended(unaudited)	Revenues $	Expenses $	Income (loss) in period $	Loss per share $

October 31, 2023	-	(1,271,082)	1,271,082	-
July 31, 2023	-	(149,612)	149,612	-
April 30, 2023		3,896,034	(3,896,034)	0.01
January 31, 2023	-	216,330	(216,330)	-
October 31, 2022	-	(419,082)	419,082	-
July 31, 2022	-	1,421,173	(1,421,173)	-
April 30, 2022	-	(107,839)	107,839	-
January 31, 2022	-	1,392,843	(1,392,843)	-

B. Liquidity and Capital Resources:

Liquidity

We have not yet realized commercial revenues from the exploitation of our technology platforms. We currently do not have positive cash flow from operations and will not realize positive cash flow until we license or directly produce and sell products utilizing our technology platforms.

We currently have no lines of credit available. We have relied on obtaining equity financing from investors through private placements, through the exercise of common stock options by officers and directors, and through bridge loans that the Company has secured in order to meet our cash flow needs until we can generate sustainable revenues. At October 31, 2023, we had a working capital deficiency of $4,818,699 (2022: $4,722,878) including cash on hand of $31,584 (2022: $33,227). Since October 31, 2023, we have raised an additional $216,415 of bridge loan financing and $113,260 of financing from private placements.  We have granted to our directors, officers, other employees and consultants a number of options to purchase shares at prices that are at or above market price on the date of grant. None of the optionees have any obligation to exercise their options and there can be no guarantee that we will realize any funds from the exercise of these options.

In 2024, we plan to continue to raise financing as required and we anticipate that we may report initial revenues from our development partners. In our opinion, despite the current working capital deficiency, in consideration of the future financing endeavours, business plan and existing cash resources, we expect the Company to have sufficient financial resources to fund the Company's planned operations through fiscal 2024.

We incurred $2,044 capital expenditures in 2023 (2022: nil).

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

Tabular Disclosure of Contractual Obligations:

A summary of our financial commitments as of October 31, 2023, is as below:

	Payments due by period ($USD)
	Total	Less than 1 year	1-5 years	More than 5 years
Operating lease obligations	$31,578	$18,822	$12,756	-

	Payments due by period ($USD)
	Total	Less than 30 days	31-90 days past billing date	Over 90 days past billing date
Trade payables	$209,285	$209,285	$ -	$ -

	Payments due by period ($USD)
	Total	Less than 3 months	Three to six months	Six to twelve months
Convertible debentures	$3,923,784	$ 2,451,614	$ 1,038,355	$ 433,815
Debenture payable	$37,509	$37,509	$ 0	$ 0

Critical Accounting Policies:

Our significant accounting policies are set forth in our consolidated financial statements, which should be read in conjunction with management's discussion of our critical accounting policies and estimates set forth below.

Our consolidated financial statements have been prepared in accordance with IFRS.

We have not yet realized commercial revenues from the exploitation of our technology. Under IFRS, research costs are expensed in the period incurred. Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under IFRS which is the translation of research findings or other knowledge into a plan for the technology prior to commercial production or use. As at October 31, 2023, the Company capitalized nil of development costs and capitalized nil as intangible assets under IFRS.

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

(4) Legal matter:  Litigation with ex-controller

On November 1, 2023, a former employee filed a statement of claim against the Company relating to employment termination without reasonable notice. The Company filed a statement of defence and counterclaim on November 29, 2023 denying all liability to the former employee. The Company considers the claim of the former employee to be largely and likely without merit and therefore, no provision has been recorded in these consolidated financial statements.

Translation of Foreign Currencies:

Our functional and reporting currency is the United States dollar. Accounts recorded in foreign currency have been converted to United States dollars as follows: Monetary assets and liabilities are translated at exchange rates at the consolidated balance sheet dates; non-monetary assets are translated using the historical rate of exchange in effect at the translation dates; revenues and expenses are translated using the average rate of exchange for the year, which rate approximates the rate of exchange prevailing at the transaction dates; and gains and losses resulting from the translation are included in the determination of net loss for the period.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The Directors and Executive Officers of Micromem as at January 31, 2024, are set forth below:

Name	Age	Position

Joseph Fuda	63	President, Chief Executive Officer and Director
Dan Amadori	72	Chief Financial Officer
Oliver Nepomuceno	56	Director
Alex Dey	80	Director

Joseph Fuda has been President, Chief Executive Officer, and Director since February 13, 2002. Previously he served as Manager of Strategic Alliances for Micromem since February 2001. Prior thereto, he served as a consultant to Micromem since November 2000. Prior thereto he served as a Vice-President and a Director of IPO Capital Corp since April 1999. He was a director of Leader Capital Corp. until June 2007 and also served as a director of Echo Energy Canada Inc, and of Echo Power Generational Inc until June 2004.

Dan Amadori has served as Chief Financial Officer of Micromem since June 2004. From January 2018 to December 9, 2020, he served as a member of the Board of Directors and as Chair of the Audit Committee of Nerium Biotechnology Inc.  He served as a Director and Chair of the Governance Committee of Invesque Inc. from 2015 through May 2019. He served  as Chair  of the Board  of Kingsway Arms Retirement Residences Inc  from August 2011 through May 2015. Prior  to 2010  he served  as  an officer - director  of other public companies  including HyDrive  Technologies  Inc., Luxell Technologies Inc., XGen Ventures Inc., Ontex Resources Ltd  and Leader Capital Corp.  He is President of Lamerac Financial Corp., a financial advisory firm, and has held that position since October 1988. Mr. Amadori is a Chartered Professional Accountant and holds an MBA from the Ivey School of Business. He received  his ICD.D designation from the Rotman School  of Business in 2010.

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

B. Compensation

	Annual Compensation			Long-Term Compensation
				Awards

	Fiscal	Salary	Bonus	Other Annual	Securities
Name and	Year	(US$)	(US$)	Compensation	Under Options
Principal Position				(US$)	Granted (#)
Joseph Fuda	2021	81,826	-	86,420	1,900,000
Chief Executive Officer	2022	92,902	-	-	-
	2023	141,120	-	22,712	340,000
Dan Amadori	2021	25,375	-	86,420	1,900,000
Chief Financial Officer	2022	40,615	-	-	-
	2023	63,769	-	22,712	340,000
Oliver Nepomuceno	2021	-	-	27,330	600,000
Director	2022	-	-	-	-
	2023	-	-	22,044	330,000
Alex Dey	2021	-	-	27,330	600,000
Director	2022	-	-	-	-
	2023	9,896	-	22,044	330,000

Options are offered to directors, executive officers, and employees to purchase our common shares at an exercise price equal to or above the market price for the common shares at the date that the options are granted. These options are approved by the Compensation Committee. None of the directors have agreements that provide for benefits. In 2023 1,340,000 options were granted to directors and officers.  The weighted average exercise price was $0.07 per share. No stock options were granted to directors or officers in 2022.  In 2021 5,000,000 options were granted to directors and officers.  The weighted average exercise price was $0.06 per share.

C. Board Practices:

All matters pertaining to our financing, contractual arrangements and Management and Director compensation are approved by the Board of Directors. The members of the Board of Directors are appointed to a one-year term at our Annual General Meeting or until such time as the next Annual General Meeting is held.

Our Board of Directors meets on an as required basis during the fiscal year. Our Board of Directors did not meet in person in 2023. The Board was convened informally as of each quarter end.

Our Audit Committee met regularly during fiscal 2023 for the purpose of approving and recommending to the Board the quarterly financial statements and our yearend financial statements. In addition, our Audit Committee receives regular periodic reports from management.

Our Compensation Committee met as part of our audit committee meetings in 2023; it receives regular reports from management. Our Compensation Committee approves management and director compensation and all stock option grants for recommendation to the Board of Directors.

Audit Committee

The Board of Directors has appointed an Audit Committee consisting of two independent directors. The members of the Audit Committee are Alex Dey (Chairman) and Oliver Nepomuceno, each of whom serves in such capacity until the Board of Directors' next annual meeting. The Audit Committee is responsible for the integrity of our internal accounting and control systems. The committee receives and reviews our financial statements and makes recommendations thereon to the Board of Directors prior to its approval by the full Board of Directors. The Audit Committee communicates directly with our external auditors in order to discuss audit and related matters whenever appropriate. The Audit Committee met formally in January, February, June and September 2023.

Compensation Committee

The Board of Directors has appointed a Compensation Committee which meets on executive compensation matters as and when required. Our Compensation Committee includes Oliver Nepomuceno and Alex Dey as outside directors. The Compensation Committee did not meet separately in 2023 as both members also serve on the Audit Committee.

Disclosure Committee

The Board of Directors has appointed a Disclosure Committee whose primary responsibility is to ensure timely and accurate disclosure of all relevant information in accordance with the various securities regulations. Our Disclosure Committee includes Joseph Fuda, the Company's CEO, and Alex Dey, an outside director.

D. Employees

We have three employees, one of which serves in a management capacity and two of which serve in an administrative capacity.  This includes Mr. Fuda, the Chief Executive Officer and President, and two support staff, all of whom work from our executive offices in Toronto, Canada.  Mr. Amadori, our CFO, provides services through his management company. All research and development is outsourced to third parties. We consider our relations with our employees to be satisfactory.  Our Controller resigned in February 2023.

E.Share Ownership

NAME	COMMON SHARES OWNED[1]	OPTIONS HELD	OPTION EXERCISE PRICE	OPTION EXPIRATION DATE	% OF TOTAL [2]
Joseph Fuda Chief Executive Officer and Director	2,074,335	1,500,000 400,000 340,000	$0.05 $0.07 $0.07	11/13/2025 10/08/2026 03/20/2028	0.85% (4,314,335)
Dan Amadori Chief Financial Officer	1,123,857[3]	1,500,000 400,000 340,000	$0.05 $0.07 $0.07	11/13/2025 10/08/2026 03/20/2028	0.66% (3,363,857)
Oliver Nepomuceno Director	1,078,572	500,000 100,000 330,000	$0.05 $0.07 $0.07	11/13/2025 10/08/2026 03/20/2028	0.39% (2,008,572)
Alex Dey Director	999,795[4]	500,000 100,000 330,000	$0.05 $0.07 $0.07	11/13/2025 10/08/2026 03/20/2028	0.38% (1,929,795)
1	Common shares beneficially owned as of the date of this Annual Report.

2	Calculated based on common shares owned plus options held as a percentage total of common shares outstanding as of the date of this Annual Report, plus options held.
3	215,716 common shares are held by a corporation controlled by Mr. Amadori.
4	254,863 common shares are held by a corporation wholly owned by Mr. Dey.

We do not have any arrangements involving the employees in the capital of the Company, except for the grant of stock options pursuant to our 2020 Stock Option Plan, as amended and approved by our shareholders on September 8, 2020, at the discretion of the Board.

F. Disclosure of a Registrant's Actions to Recover Erroneously Awarded Compensation.

Not Applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders:

To our knowledge, no shareholder holds greater than 5% of the common shares outstanding of the Company. As of the date of this Annual Report, approximately 68% of the issued and outstanding common shares are held by Canadian investors; approximately 30% of the issued and outstanding shares are held by U.S. investors; and approximately 2% are held by investors outside of Canada and the U.S.

We are not aware of any arrangement, the operation of which may result in a change of control of the Company.

B.  Related Party Transactions:

The Company reports the following related party transactions:

(a) Management and consulting fees:

Included in professional fees, other fees and salaries as reported are management fees and consulting fees paid or payable to individuals (or Companies controlled by such individuals) who served as officers, directors, and employees of the Company. The total compensation paid to such parties is summarized as follows:

	2023	2022	2021
Cash Compensation	$214,914	$133,517	$107,201
Stock based compensation	82,946	-	227,500
	$297,860	$133,517	$334,701

The cash compensation paid in 2023 included $69,990 to our CFO, Dan Amadori (2022: $40,615) and $147,242 to our CEO, Joseph Fuda (2022: $92,902).

C. Interests of Experts and Counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Our consolidated financial statements for the years ended October 31, 2023, 2022 and 2021 have been prepared in accordance with IFRS.

We have never paid a dividend on our securities. We do not anticipate paying dividends in the foreseeable future.

B. Significant Changes

Significant Changes since October 31, 2023, are as presented in Note 22 to the Company's Consolidated Financial Statements. See "Item 18 - Financial Statements".

ITEM 9.   THE OFFER AND LISTING

Our common shares are quoted in the United States on the OTCQB under the symbol "MMTIF". Our common shares are traded in Canada on the Canadian Securities Exchange under the symbol "MRM".

The table below sets forth the high and low sales prices for common shares in U.S. Dollars as quoted on the OTCQB for the periods specified. Our fiscal year end is October 31.

Period	High	Low

Last six months:
January 2024	0.09	0.07
December 2023	0.09	0.04
November 2023	0.06	0.04
October 2023	0.08	0.05
September 2023	0.08	0.05
August 2023	0.10	0.07
Last eight quarters:
Q4 2023	0.10	0.05
Q3 2023	0.15	0.07
Q2 2023	0.13	0.03
Q1 2023	0.05	0.03
Q4 2022	0.06	0.03
Q3 2022	0.08	0.03
Q2 2022	0.07	0.04
Q1 2022	0.12	0.04
Last five years:
2023:	0.15	0.03
2022:	0.12	0.03
2021:	0.22	0.04
2020:	0.13	0.01
2019	0.13	0.01

On January 31, 2024, the last reported sale price for our common shares on the OTCQB was $0.0784 per share.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Our authorized capital consists of an unlimited number of common shares, of which 510,368,838 shares were issued and outstanding as of October 31, 2023, and 2,000,000 special, redeemable, voting preference shares, referred to herein as special shares, none of which were outstanding, as of October 31, 2023.

Additionally, the Company has 9,775,000 stock options outstanding with a weighted average exercise price of $0.06 per share (2022: 11,725,000 options outstanding with a weighted average exercise price of $0.06 per share).

B. Memorandum and Articles of Incorporation

Articles of Incorporation Details and Objects of Micromem Technologies Inc.

Micromem Technologies Inc. was incorporated under the laws of the Province of Ontario, Canada, on October 21, 1985, as Mine Lake Minerals Inc. We subsequently changed our name to Avanti Capital Corp. by filing Articles of Incorporation of Amendment on June 23, 1988, and to AvantiCorp International Inc. on April 30, 1992 before becoming Micromem Technologies Inc. on January 14, 1999. The Articles of Incorporation of Incorporation place no restrictions on the nature of the business to be carried on by Micromem.

Summary of Directors Powers and Authorities

The rights, duties, powers, and authorities of our Board of Directors are set out in the Articles of Incorporation and By-laws and the statutory provisions of the Business Corporations Act (Ontario). The following is a selected summary of the Articles of Incorporation, By-laws and applicable provisions of the Business Corporations Act (Ontario) as they relate to selected rights, duties, powers and authorities of our Board of Directors.

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

None.

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

Certain United States Federal Income Tax Consequences

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of our common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition, ownership and disposition of our common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of our common shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of our common shares.

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

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed) promulgated under the Code, published rulings of the IRS, published administrative positions of the IRS, the Canada-United States Income Tax Convention (1980), and U.S. court decisions, that are in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of our common shares that is for U.S. federal income tax purposes:

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are brokers or dealers in securities or currencies or are traders in securities that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own our common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired our common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold our common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to the alternative minimum tax; (i) are partnerships and other pass-through entities (and investors in such partnerships and entities); (j) are S corporations (and shareholders therein); (k) are subject to special tax accounting rules; (l) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of our outstanding shares; (m) are U.S. expatriates or former long-term residents of the U.S.; or (n) hold our common shares in connection with a trade or business, permanent establishment, or fixed base outside the United States. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of our common shares.

If an entity or arrangement that is classified as a partnership (or other pass-through entity) for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax consequences to such entity or arrangement and the owners of such entity or arrangement generally will depend on the activities of such entity or arrangement and the status of such partners (or other owners). This summary does not address the tax consequences to any such entity or arrangement or partner (or other owner). Partners (or other owners) of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of our common shares.

Passive Foreign Investment Company Rules

If we are considered a "passive foreign investment company" within the meaning of Section 1297 of the Code (a "PFIC") at any time during a U.S. Holder's holding period, the following sections will generally describe the potentially adverse U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of our common shares.

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

Under certain attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate share of any of our subsidiaries which are also PFICs (each, a "Subsidiary PFIC"), and will generally be subject to U.S. federal income tax as discussed below under the heading "Default PFIC Rules Under Section 1291 of the Code" discussed below on their proportionate share of any (i) distribution on the shares of a Subsidiary PFIC and (ii) disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of our common shares are made. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of our common shares.

Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the purchase of common shares and the acquisition, ownership, and disposition of our common shares will depend on whether such U.S. Holder makes a "qualified electing fund" or "QEF" election under Section 1295 of the Code (a "QEF Election") or makes a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election") with respect to our common shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election (a "Non-Electing U.S. Holder") will be subject to tax as described below.

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of our common shares and (b) any excess distribution received on our common shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder's holding period for our common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of our common shares of a PFIC (including an indirect disposition of shares of a Subsidiary PFIC), and any excess distribution received on such common shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for our common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates, as discussed below). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible.

If we are a PFIC for any tax year during which a Non-Electing U.S. Holder holds our common shares, we will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether we cease to be a PFIC in one or more subsequent tax years. If we cease to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to our common shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code as discussed above) as if such common shares were sold on the last day of the last tax year for which we were a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of our common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to our common shares. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us. However, for any tax year in which we are a PFIC and have no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election generally (a) may receive a tax-free distribution from us to the extent that such distribution represents "earnings and profits" that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder's tax basis in our common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of our common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as "timely" for purposes of avoiding the default PFIC rules discussed above if such QEF Election is made for the first year in the U.S. Holder's holding period for our common shares in which we were a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.  If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which we were not a PFIC. Accordingly, if we become a PFIC in another subsequent tax year, the QEF Election will be effective, and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which we qualify as a PFIC.

U.S. Holders should be aware that there can be no assurances that we will satisfy the record keeping requirements that apply to a QEF, or that we will supply U.S. Holders with a PFIC Annual Information Statement or other information that such U.S. Holders are required to report under the QEF rules, in the event that we are a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to our common shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

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

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election with respect to our common shares only if our common shares are marketable stock. Our common shares  generally will be "marketable stock" if our common shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to Section 11A of the U.S. Exchange Act or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be considered "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. U.S. Holders should consult their own tax advisors regarding the marketable stock rules.

A U.S. Holder that makes a Mark-to-Market Election with respect to our common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder's holding period for our common shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, our common shares.

A U.S. Holder that makes a timely and effective Mark-to-Market Election will include in ordinary income, for each tax year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of our common shares held by such U.S. Holder, as of the close of such tax year over (b) such U.S. Holder's tax basis in our common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder's adjusted tax basis in our common shares, over (ii) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a timely and effective Mark-to-Market Election generally also will adjust such U.S. Holder's tax basis in our common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of our common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless our common shares cease to be "marketable stock" or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to our common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge and other income inclusion rules described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of our common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which our common shares are transferred.

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

Certain additional adverse rules will apply with respect to a U.S. Holder if we are a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses our common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

In addition, a U.S. Holder who acquires our common shares from a decedent will not receive a "step up" in tax basis of such common shares to fair market value.

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

General Rules Applicable to the Acquisition, Ownership, and Disposition of Common Shares

The following discussion describes the general rules applicable to the ownership and disposition of our common shares but is subject in its entirety to the special rules described above under the heading "Passive Foreign Investment Company Rules."

Distributions on Common Shares

We do not anticipate paying dividends with respect to our common shares in the foreseeable future. A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current and accumulated "earnings and profits", as computed under U.S. federal income tax principles. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates we are a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds our current and accumulated "earnings and profits", such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in our common shares and thereafter as gain from the sale or exchange of such common shares (see "Sale or Other Taxable Disposition of Common Shares" below). However, we may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may be required to assume that any distribution by us with respect to our common shares will constitute ordinary dividend income. Dividends received on our common shares generally will not be eligible for the "dividends received deduction" generally applicable to corporations. Subject to applicable limitations and provided we are eligible for the benefits of the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, or our common shares are readily tradable on a United States securities market, dividends paid by us to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that we not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of our common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in such common shares sold or otherwise disposed of. Gain or loss recognized on such sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, our common shares have been held for more than one year. Preferential tax rates may apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Tax Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency or on the sale, exchange or other taxable disposition of our common shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on our common shares will be treated as foreign-source income, and generally will be treated as "passive category income" or "general category income" for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of Common Shares generally will be United States source gain or loss. Certain U.S. Holders that are eligible for the benefits of the Treaty may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to taxes paid or accrued (the "Foreign Tax Credit Regulations") impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has recently released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on our common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid or accrued (whether directly or through withholding) by a U.S. Holder during a year.  The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder's particular circumstances. Accordingly, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax laws certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person. U. S. Holders may be subject to these reporting requirements unless our common shares held by such U.S. Holder are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of our common shares generally may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

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

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF OUR COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

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

The SEC maintains an Internet website at http://www.sec.gov/edgar that contains reports, proxy statements, information statements and other material that are filed through EDGAR. Documents filed with the Ontario Securities Commission and the Alberta Securities Commission can be accessed through an Internet website at http://www.sedarplus.ca that contains reports, proxy statements, information statements and other material that are filed through the SEDAR+.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. to D.

None.

E.

Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of October 31, 2023. Based on management's evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of October 31, 2023, our disclosure controls and procedures were effective in that they were designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in our reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Exchange Act Rule 13a-15(e) also states that disclosure controls and procedures are designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

All internal control systems, no matter how well designed have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of Micromem's internal control over financial reporting as of October 31, 2023. In making this assessment, they used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment the Chief Executive Officer and Chief Financial Officer have concluded that, as of October 31, 2023, our internal control over financial reporting were effective.

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

The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an "expert" for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the Board of Directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or the Board of Directors.

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

ITEM 16C.  Principal Accountant Fees and Services

The following table presents fees for professional audit services rendered by our auditors for the audit of our consolidated financial statements for the years ended October 31, 2023 and 2022, and fees billed for other services rendered by our auditors including our offerings of securities and tax services.

	2023	2022

Audit Fees	$110,000	$125,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-

Audit Fees

In 2023 we incurred $110,000 and in 2022 we incurred $125,000, in audit fees to MNP LLP.

Audit Related Fees

In 2023 and 2022 we paid $nil in audit-related fees.

Tax Fees

We paid $5,000 in 2023 and $5,000 in 2022, of tax-related fees for services to Chiampou Travis LLP.

All Other Fees

None.

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

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16J. Insider Trading Policies

Not applicable.

ITEM 16K. Cybersecurity

Not applicable.

PART III

ITEM 17. Financial Statements

See Item 18.

ITEM 18. Financial Statements

The Consolidated Financial Statements and schedules appear on pages F-1 through F-27 of this Annual Report and are incorporated herein by reference. Our audited financial statements as prepared by our management and approved by the Board of Directors include:

Report of Independent Registered Public Accounting Firm (PCAOB ID: 1930)

Consolidated Financial Statements:

Consolidated Statements of Financial Position

Consolidated Statements of Operations and Comprehensive Income (Loss)

Consolidated Statements of Changes in Equity

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

All the above statements are available on the Company's website at www.micromeminc.com or under the Company's profile on SEDAR+ at  http://www.sedarplus.ca.

Micromem Technologies Inc.Consolidated Financial Statements
For the years ended October 31, 2023, 2022 and 2021
(Expressed in United States Dollars)

Micromem Technologies Inc.
Consolidated Financial Statements
For the years ended October 31, 2023, 2022 and 2021
(Expressed in United States Dollars)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Micromem Technologies Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Micromem Technologies Inc. (the "Company") as of October 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, changes in shareholders' deficiency, and cash flows for each of the years in the three-year period ended October 31, 2023, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of October 31, 2023 and 2022, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended October 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring net losses and comprehensive losses, negative cash flows from operations and working capital deficiencies that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. This matter is also described in the "Critical Audit Matters" section of our report.

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

Going Concern

Critical Audit Matter Description

As described in Note 2, the Company's operations are mainly funded with debt financing, which is dependent upon many external factors and may be difficult to raise when required. The Company may not have sufficient cash to fund its operations, and therefore, will require additional funding, which if not raised, may result in the delay, postponement or curtailment of some or all of its activities. Management has prepared future cash flow forecasts, which involves judgement and estimation of key variables, such as planned capital expenditures, revenue, production volumes and market conditions. Future economic conditions and effects of key events subsequent to the year end, such as debt financing, also impacted management's judgements and estimates. We identified the Company's ability to continue as a going concern as a critical audit matter because auditing the Company's going concern assessment is complex and involves a high degree of auditor judgment to assess the reasonableness of the cash flow forecasts, planned refinancing actions and other assumptions used in the Company's going concern analysis. This matter is also described in the "Material Uncertainty Related to Going Concern" section of our report.

Audit Response

We responded to this matter by performing procedures over management's assessment of the Company's ability to continue as a going concern. Our audit work in relation to this included, but was not restricted to, the following:

  We evaluated the cash flow forecasts prepared by management and evaluated the integrity and arithmetical accuracy of the model.
  We evaluated the key assumptions used in the model to estimate future cash flows for a reasonable period of time, of at least 12 months from the date of the Statement of Financial Position, by comparing assumptions used by management against historical performance, budgets, economic and industry indicators and publicly available information.
  We evaluated the key assumptions pertaining to estimated cash flows from operating activities and expected cash flows from financing activities, comparing these to available market data, underlying agreements, private placement raises and subsequent events thereafter.
  We assessed the adequacy of the going concern disclosures included in Note 2 of the consolidated financial statements and consider these to appropriately reflect the assessments that management has performed.

Valuation of Financial Instruments

Critical Audit Matter Description

As described in Note 11 to the consolidated financial statements, for the year ended October 31, 2023, the Company has various convertible debentures some of which result in the recognition of derivative liabilities or equity components. Management measured the fair value of the embedded derivative liability and the fair value of host loans using valuation techniques that require management to make several assumptions related to the inputs into those models. Auditing management's fair value calculations was challenging due to the complexity of accounting for the instruments, the related valuation models and the inputs into those models, which are highly sensitive to changes, such as volatility, risk free rates, variable conversion price and discount rate.

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

Toronto, Canada	Chartered Professional Accountants
January 30, 2024	Licensed Public Accountants

We have served as the Company's auditor since 2017

1 Adelaide Street East, Suite 1900, Toronto, Ontario, M5C 2V9 1.877.251.2922 T: 416.596.1711 F: 416.596.7894 MNP.ca

Micromem Technologies Inc.
Consolidated Statements of Financial Position

As at October 31, 2023 and October 31, 2022
(Expressed in United States dollars)

	Notes	As at October 31, 2023	As at October 31, 2022

Assets
Current
Cash	20	$31,584	$33,227
Prepaid expenses and other receivables	19 (b), (d)	103,999	18,200
Total current assets		135,583	51,427
Property and equipment	6	32,767	48,092

Total assets		$168,350	$99,519

Liabilities
Current
Trade payables and other liabilities	18(b), 20(d)	$209,285	$287,575
Deposit liability	19 (d)	63,000	-
Current lease liability	8	17,036	15,366
Debenture payable	10	37,509	38,001
Convertible debentures	11,20	3,548,059	3,792,064
Derivative liabilities	11,20	1,079,393	641,299
Total current liabilities		4,954,282	4,774,305
Non-current lease liability	8	12,018	29,418
Long-term loan	9	43,254	43,796
Total liabilities		5,009,554	4,847,519

Shareholders' Deficiency
Share capital	12	90,471,712	87,784,725
Contributed surplus		24,868,843	27,459,730
Equity component of convertible debentures	11	3,220,473	793,140
Accumulated deficit		(123,402,232)	(120,785,595)
Total shareholders' deficiency		(4,841,204)	(4,748,000)

Total liabilities and shareholders' deficiency		$168,350	$99,519

Going concern	2
Commitments and Contingencies	19
Subsequent events	22

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board of Directors:

"Joseph Fuda"	"Alex Dey"
Director	Director

Micromem Technologies Inc.

Consolidated Statements of Operations and Comprehensive Loss

For the years ended October 31, 2023, 2022, and 2021
(Expressed in United States dollars)

		Years ended October 31,
	Notes	2023	2022	2021

Operating expenses
General and administrative	16(a)	$148,616	$185,366	$155,504
Professional, other fees and salaries	16(b)	610,052	647,710	424,485
Statute barred payables	18(b)	-	-	(422,982)
Stock-based compensation	13	217,965	41,484	360,044
Travel and entertainment		63,360	59,504	24,903
Depreciation of property and equipment	6	16,492	25,878	28,033
Amortization of patents	7	-	3,877	8,000
Foreign exchange (gain) loss		(62,613)	(176,477)	222,553
Total operating expenses		993,872	787,342	800,540

Other expenses (income)
Accretion expense	11	279,834	1,179,603	1,169,921
Interest expense on convertible debt	11	540,929	469,425	495,809
Other finance expenses	11	86,352	13,233	84,478
Gain on revaluation of derivative liabilities	11	(658,503)	(409,607)	(2,547,192)
Loss (gain) on conversion of convertible debentures	11	21,120	94,326	(9,506)
Loss (gain) on repayment of convertible debentures	11	27,243	(47,877)	-
Loss on extinguishment of convertible debentures	11	1,400,823	200,650	1,018,928
Total other expenses		1,697,798	1,499,753	212,438

Loss before income tax provision		(2,691,670)	(2,287,095)	(1,012,978)
Income tax provision	15	-	-	-
Net loss and comprehensive loss		$(2,691,670)	$(2,287,095)	$(1,012,978)

Weighted average number of outstanding shares, basic and diluted	14	490,310,376	451,177,796	422,613,046

Loss per share, basic and diluted	14	$(0.01)	$(0.01)	$-

The accompanying notes are an integral part of these consolidated financial statements.

Micromem Technologies Inc.

Consolidated Statements of Changes in Shareholders' Deficiency

For the years ended October 31, 2023, 2022, and 2021
(Expressed in United States dollars)

	Notes	Number of shares	Share capital	Contributed surplus	Equity component of convertible debentures	Accumulated deficit	Total

Balance at November 1, 2020		402,552,453	$85,463,642	$27,810,586	$23,952	$(117,485,522)	$(4,187,342)
Private placements of shares for cash	12	17,573,429	840,564	-	-	-	840,564
Convertible debentures converted into common shares	11	15,611,852	511,630	-	-	-	511,630
Expiry of convertible debenture conversion option	11	-	-	26,752	(26,752)	-	-
Renewal of convertible debentures	11	-	-	-	16,804	-	16,804
Stock-based compensation	12	-	-	360,044	-	-	360,044
Net loss and comprehensive loss		-	-	-	-	(1,012,978)	(1,012,978)

Balance at October 31, 2021		435,737,734	$86,815,836	$28,197,382	$14,004	$(118,498,500)	$(3,471,278)

Private placements of shares for cash	12	5,012,450	207,588	-	-	-	207,588
Share issuance costs	12	-	(25,591)	-	-	-	(25,591)
Convertible debentures converted into common shares	11	26,443,820	764,432	-	-	-	764,432
Shares issued on settlement of accounts payable	12	413,674	22,460	-	-	-	22,460
Expiry of convertible debenture conversion option	11	-	-	1,258,388	(1,258,388)	-	-
Renewal of convertible debentures	11	-	-	(2,037,524)	2,037,524	-	-
Stock-based compensation	13	-	-	41,484	-	-	41,484
Net loss and comprehensive loss		-	-	-	-	(2,287,095)	(2,287,095)
Balance at October 31, 2022		467,607,678	$87,784,725	$27,459,730	$793,140	$(120,785,595)	$(4,748,000)

Private placements of shares for cash	12	9,864,500	535,525	-	-	-	535,525
Share issuance costs	12	-	(25,586)	-	-	-	(25,586)
Convertible debentures converted into common shares	11	30,346,660	1,742,226	-	(85,804)	-	1,656,422
Exercise of stock options	13	2,550,000	434,822	(220,682)	-	-	214,140
Expiry of stock options		-	-	(75,033)	-	75,033	-
Expiry of convertible debenture conversion option	11	-	-	793,139	(793,139)	-	-
Renewal of convertible debentures	11	-	-	(3,306,276)	3,306,276	-	-
Stock-based compensation	13	-	-	217,965	-	-	217,965
Net loss and comprehensive loss		-	-	-	-	(2,691,670)	(2,691,670)
Balance at October 31, 2023		510,368,838	$90,471,712	$24,868,843	$3,220,473	$(123,402,232)	$(4,841,204)

The accompanying notes are an integral part of these consolidated financial statements.

Micromem Technologies Inc.

Consolidated Statements of Cash Flows

For the years ended October 31, 2023, 2022, and 2021
(Expressed in United States dollars)

		Years ended October 31,
	Notes	2023	2022	2021
Operating activities
Net loss		$(2,691,670)	$(2,287,095)	$(1,012,978)
Items not affecting cash:
Statute barred payables		-	-	(422,982)
Depreciation of property and equipment	6	16,492	25,878	28,033
Amortization of patents	7	-	3,877	8,000
Accretion expense	11,17	279,834	1,179,603	1,169,921
Accrued interest on convertible debentures	17	471,596	368,280	605,507
Stock-based compensation	13	217,965	41,484	360,044
Loss (gain) on conversion of convertible debentures	11,17	21,120	94,326	(9,506)
Loss (gain) on repayment of convertible debentures	11,17	27,243	(47,877)	-
Gain on revaluation of derivative liabilities	11,17	(658,503)	(409,607)	(2,547,192)
Loss on extinguishment of convertible debentures	11,17	1,400,823	200,650	1,018,928
Foreign exchange (gain) loss		(67,031)	(136,336)	421,937
		(982,131)	(966,817)	(380,288)
Net changes in non-cash working capital:
(Increase) decrease in prepaid expenses and other receivables		(85,799)	5,807	1,414
Increase in deposit liability		63,000	-	-
Decrease in trade payables and other liabilities		(78,290)	(36,021)	(383,892)
Cash flows used in operating activities		(1,083,220)	(997,031)	(762,766)

Investing activity
Purchase of property and equipment	6	(2,044)	-	(5,271)
Cash flows used in investing activity		(2,044)	-	(5,271)

Financing activities
Principal payments on lease liability	8	(15,609)	(25,317)	(27,282)
Proceeds from long-term loan		-	-	17,974
Proceeds from private placements of shares	12	535,525	207,588	840,564
Share issuance costs		(25,586)	(25,591)	-
Proceeds from the exercise of options	13	214,140	-	-
Proceeds from issuance of convertible debentures	17	645,151	765,671	510,000
Repayments of convertible debentures	17	(270,000)	(63,490)	(593,301)
Cash flows provided by financing activities		1,083,621	858,861	747,955
Net change in cash		(1,643)	(138,170)	(20,082)
Cash - beginning of period		33,227	171,397	191,479
Cash - end of period		$31,584	$33,227	$171,397

Supplemental cash flow information
Interest paid (classified in operating activities)	11	$64,679	$88,465	$87,266
Interest converted (classified in operating activities)	11	$238,859	$12,680	$196,964
Interest paid on non-convertible debt (classified in operating activities)		$9,170	$9,604	$11,785
Interest paid on lease liability (classified in operating activities)	8	$3,323	$3,629	$9,160
Carrying amount of convertible debentures converted into common shares	17	$1,742,226	$764,432	$521,136
Shares issued on settlement of accounts payable	12	$-	$22,460	$-
ROU asset and lease liability recognized	8	$-	$48,408	$-

The accompanying notes are an integral part of these consolidated financial statements.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2023, 2022, and 2021
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

The Company develops, based upon proprietary technology, customized sensor applications for companies (referred to as "Development Partners") operating internationally in various industry segments. The Company has not generated commercial revenues through October 31, 2023 and is devoting substantially all its efforts to securing commercial revenue opportunities.

2. Going concern

These consolidated financial statements have been prepared with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast substantial doubt about the Company's ability to continue as a going concern and ultimately on the appropriateness of the use of the accounting principles applicable to a going concern. During the year ended October 31, 2023, the Company reported a net loss and comprehensive loss of $2,691,670 (2022 - $2,287,095, 2021 - $1,012,978) and negative cash flow from operations of $1,083,220 (2022 - $997,031, 2021 - $762,766). The Company's working capital deficiency as at October 31, 2023 was $4,818,699 (October 31, 2022 - $4,722,878).

The Company's success depends on the profitable commercialization of its proprietary sensor technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company's planned operations through fiscal 2024; however, the ability of the Company to continue as a going concern is dependent upon its ability to secure additional financing and/or to profitably commercialize its technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology, or will be able to secure the necessary additional financing. These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern. If the going concern assumption was not appropriate for these consolidated financial statements then adjustments could be necessary to the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used; in such cases, these adjustments could be material.

3. Basis of presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC"). The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

These consolidated financial statements were authorized for issuance and release by the Company's Board of Directors on January 30, 2024.

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
For the years ended October 31, 2023, 2022, and 2021
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

(ii) Useful lives and recoverability of long-lived assets

Long-lived assets consist of property and equipment and patents. Depreciation and amortization is dependent upon estimates of useful lives and impairment is dependent upon estimates of recoverable amounts. These are determined through the exercise of judgment and are dependent upon estimates that take into account factors such as economic and market conditions, frequency of use, anticipated changes in laws, and technological improvements.

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

When the Company incurs losses for income tax purposes, it assesses the probability of taxable income being available in the future, based on cash flow forecasts. These forecasts are adjusted for certain non-taxable income and expenses and specific rules on the use of unused credits and tax losses. When the forecasts indicate that sufficient future taxable income will be available to deduct the temporary differences, a deferred tax asset is recognized for all deductible temporary differences.

(iv) Going concern assumption

The Company applies judgment in assessing whether material uncertainties exist that would cause doubt as to the whether the Company could continue as a going concern.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2023, 2022, and 2021
(Expressed in United States dollars, unless otherwise noted)

4. Summary of significant accounting policies

The principal accounting policies applied to the preparation of these consolidated financial statements are set out below:

(a) Foreign currency translation

These consolidated financial statements are presented in USD, which is the functional currency of the Company and all of its subsidiaries. At each reporting date, foreign currency denominated monetary assets and liabilities are translated at year-end exchange rates. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Income, expenses, and cash flows, are translated into USD using average exchange rates for the year. Exchange differences arising from operating transactions are recorded in operating profit or loss for the period; exchange differences related to financing transactions are recognized in finance income or directly in equity.

(b) Financial instruments

All financial instruments are initially recorded at fair value at the time they are entered into. The Company aggregates its financial instruments in accordance with IFRS 9, Financial Instruments, into classes based on their nature and characteristics. Management determines the classification when the instruments are initially recognized, which is normally the date of the transaction. The Company's accounting policy for each class of financial instruments is as follows:

(i) Amortized cost

This category includes financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the solely principal and interest ("SPPI") criterion, and financial liabilities which are not required, and for which the Company has not elected to subsequently record at fair value through profit or loss.

Financial instruments in this category are initially recognized at fair value plus directly attributable transaction costs. Subsequently, these instruments are measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial instrument and of allocating interest over the relevant period. The effective interest rate is the rate that discounts estimated future cash receipts through the expected life of the financial instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition. Financial assets are adjusted for any expected credit losses (“ECLs”).

Financial assets in this category include cash and other receivables. Financial liabilities in this category include trade payables and other liabilities, debenture payable, convertible debentures and long-term loan.

(ii) Fair value through profit or loss ("FVTPL")

This category includes derivative instruments and debt instruments whose cash flow characteristics fail the SPPI criterion or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell. These financial instruments are initially recognized at fair value; all transaction costs are recognized immediately in profit or loss. Subsequently, these instruments are recognized at fair value at each reporting date. Any changes in fair value, and gains or losses upon disposition of the financial instruments are recognized in profit or loss. Financial liabilities in this category include the derivative liabilities.

(iii) Fair value through other comprehensive income ("FVOCI")

This category only includes equity instruments, which the Company intends to hold for the foreseeable future and which the Company has irrevocably elected to so classify upon initial recognition or transition. Equity instruments in this category are subsequently measured at fair value with changes recognized in other comprehensive income, with no recycling of gains or losses to profit or loss upon derecognition. Dividend income is recognized in earnings. Equity instruments at FVOCI are not subject to an impairment assessment under IFRS 9. The Company has no financial assets in this category.

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
For the years ended October 31, 2023, 2022, and 2021
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

(d) Fair value

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Fair value measurement for financial instruments are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Levels 1, 2 or 3). The three levels are defined based on the observability of significant inputs to the measurement, as follows:

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

When one is available, the Company measures the fair value of an instrument using the quoted price in an active market for that instrument.

A market is regarded as “active” if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis. If there is no quoted price in an active market, then the Company uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

The derivative liabilities are measured at fair value on a recurring basis and categorized as level 2 in the fair value hierachy. The fair value of the derivative liabilities at October 31, 2023 is $1,079,393 (2022 - $641,299). See Note 11 (c).

The Company's policy for determining when transfers between levels of fair value hierarchy occur is based on the date of the event or changes in circumstances that caused the transfer. During the years ended October 31, 2023 and 2022, there were no transfers between levels.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2023, 2022, and 2021
(Expressed in United States dollars, unless otherwise noted)

4. Summary of significant accounting policies (continued)

(e) Property and equipment

Property and equipment are recorded at cost and are depreciated over their estimated useful lives at the following annual rates and methods:

	Method	Rate
Computers	Declining balance	30%
Right-of-use asset	Straight-line	lesser of useful life and lease term (three years)

(f) Impairment of long-lived assets

The Company follows the guidelines prescribed in IAS 36, Impairment of Assets with respect to the measurement for impairment of assets. The carrying amounts of property and equipment and patents are reviewed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable. When the carrying amount exceeds the estimated recoverable amount, the assets are written down to their recoverable amount. The recoverable amount of long-lived assets is the greater of fair value less costs to sell and value in use. Impairment losses are recognized in the consolidated statements of operations and comprehensive loss.

(g) Development costs

Research costs are expensed in the period incurred. Development costs are expensed as incurred unless they meet the criteria for capitalization. Expenditures during the development phase are capitalized if the Company can demonstrate each of the following criteria: (i) the technical feasibility of completing the asset so that it will be available for use or sale, (ii) its intention to complete the asset and use or sell it, (iii) its ability to use or sell the asset, (iv) how the asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the asset, and (vi) its ability to measure reliably the expenditure attributable to the asset during its development; otherwise, these costs are expensed as incurred. Costs to be recovered from development partners are recorded to development costs receivable. Payments received from development partners on projects are recorded to income as a recovery of costs incurred and reduce the outstanding receivable. There were no development costs incurred or recovery of such costs in 2023, 2022, or 2021.

(h) Patents

Patents are recorded at cost and are amortized on a straight line basis over their estimated useful lives of 5 years.

(i) Leases

As a lessee

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

As a lessor

As a lessor, the Company classifies its leases as either a finance lease or an operating lease. To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease.

Rental income arising from operating leases is accounted on a straight-line basis over the lease term.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2023, 2022, and 2021
(Expressed in United States dollars, unless otherwise noted)

4. Summary of significant accounting policies (continued)

(j) Stock-based compensation and other stock-based payments

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

(k) Government grants

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

(m) Income taxes

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

(n) Share capital

Share capital is presented at the fair value of the shares issued or the cash amount received. Costs related to the issuance of shares are reported in equity, net of tax, as a deduction from the issuance proceeds.

(o) Earnings or loss per share

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

5. New accounting standards and pronouncements

(a) Amendment to IAS 1, Presentation of Financial Statements, Issued but not yet effective

IAS 1 was amended in January 2020 to address inconsistences with how entities apply the standard over classification of current and non-current liabilities. The amendment serves to address whether, in the statement of financial position, debt and other liabilities with an uncertain settlement should be classified as current or non-current. The amendment is effective for annual reporting periods beginning on or after January 1, 2024. Earlier adoption is permitted. The Company will adopt this amendment as of the effective date, and does not anticipate any material impacts on adoption.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2023, 2022, and 2021
(Expressed in United States dollars, unless otherwise noted)

5. New accounting standards and pronouncements (continued)

(b) Amendment to IAS 1, Presentation of Financial Statements, Issued but not yet effective

In February 2021, the IASB issued ‘Disclosure of Accounting Policies’ with amendments that are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments are effective for year ends beginning on or after January 1, 2023. Earlier adoption is permitted. The Company will adopt this amendment as of the effective date, and does not anticipate any material impacts on adoption.

(c) Amendment to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction, Issued but not yet effective

The amendment narrowed the scope of certain recognition exemptions so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. An entity applies the amendments to transactions that occur on or after the beginning of the earliest comparative period presented. It also, at the beginning of the earliest comparative period presented, recognizes deferred tax for all temporary differences related to leases and decommissioning obligations and recognizes the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date. The amendment is effective for annual periods beginning on or after January 1, 2023. Earlier adoption is permitted. The Company will adopt the amendment as of the effective date, and does not anticipate any material impacts on adoption.

(d) Amendment to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, Issued but not yet effective

In February 2021, the IASB issued ‘Definition of Accounting Estimates’ to help entities distinguish between accounting policies and accounting estimates. The amendment is effective for annual reporting periods beginning on or after January 1, 2023. Earlier adoption is permitted. The Company will adopt the amendment as of the effective date, and is currently assessing the impacts of adoption.

(e) Amendment to IFRS 10, Consolidated Financial Statements and IAS 28, Investments in Associates and Joint Ventures, Issued but not yet effective

The amendment addresses a conflict between the requirements of IAS 28 and IFRS 10 and clarifies that in a transaction involving an associate or joint venture, the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. The effective date of these amendments is yet to be determined, however early adoption is permitted. The Company will adopt the amendment as of the effective date, and does not anticipate any material impacts on adoption.

6. Property and equipment

	As at November 1, 2022	Additions	Disposals	Foreign exchange	As at October 31, 2023
Cost
Computers	$7,466	$2,044	$-	$-	$9,510
Right-of-use assets	48,408	-	-	-	48,408
	55,874	2,044	-	-	57,918
Accumulated depreciation
Computers	3,748	1,148	$-	$85	$4,981
Right-of-use assets	4,034	15,344	-	792	20,170
	7,782	16,492	-	877	25,151
Net book value	$48,092				$32,767

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2023, 2022, and 2021
(Expressed in United States dollars, unless otherwise noted)

6. Property and equipment (continued)

	As at November 1, 2021	Additions	Disposals	Foreign exchange	As at October 31, 2022
Cost
Computers	$18,570	$-	$(11,104)	$-	$7,466
Right-of-use assets	74,307	48,408	(74,307)	-	48,408
	92,877	48,408	(85,411)	-	55,874
Accumulated depreciation
Computers	12,824	1,723	(10,799)	-	3,748
Right-of-use assets	54,041	24,155	(74,162)	-	4,034
	66,865	25,878	(84,961)	-	7,782
Net book value	$26,012				$48,092

During the year ended October 31, 2022, the Company's lease agreement pertaining to the right-of-use asset as at October 31, 2021 expired and the asset was fully depreciated and derecognized. A new lease agreement was entered into and is therefore recorded as an addition during the year ended October 31, 2022. Refer to Note 8.

7. Patents

	As at November 1,			As at October 31,
	2022	Additions	Disposals	2023
Cost	$681,288	$-	$-	$681,288
Accumulated amortization	681,288	-	-	681,288
Net book value	$-	$-	$-	$-

	As at November 1,			As at October 31,
	2021	Additions	Disposals	2022
Cost	$681,288	$-	$-	$681,288
Accumulated amortization	677,411	3,877	-	681,288
Net book value	$3,877	$(3,877)	$-	$-

The Company holds several patents in the United States for its Multimodal Fluid Condition Sensor Platform. The patents are fully amortized as at October 31, 2023 and 2022.

8. Leases

(a) As a lessee

The lease obligation relates to the use of office space in Toronto, Ontario. The lease agreement in effect for the year ended October 31, 2021 was set to expire on July 31, 2022. On May 26, 2022, a new lease agreement was entered into for a term from August 1, 2022 to July 31, 2025 for office space in another location in Toronto, Ontario. The present value of the lease obligation was calculated using a discount rate of 9%.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2023, 2022, and 2021
(Expressed in United States dollars, unless otherwise noted)

8. Leases (continued)

(a) As a lessee

The lease liability is summarized as follows:

Balance, October 31, 2020	$52,070
Interest expense	9,160
Lease payments	(36,442)
Balance, October 31, 2021	$24,788
New lease agreement	48,408
Interest expense	3,629
Lease payments	(28,946)
Foreign exchange	(3,095)
Balance, October 31, 2022	44,784
Interest expense	3,323
Lease payments	(18,932)
Foreign exchange	(121)
Balance, October 31, 2023	$29,054

The following represents a maturity analysis of the Company's undiscounted contractual lease obligations as at October 31, 2023:

USD
Less than one year	$18,822
Between one and five years	$12,756

(b) As a lessor

The Company sub-leases a portion of its office space under a lease agreement for a term of three years, expiring July 31, 2025. The sub-lease is classified as an operating lease because it does not transfer substantially all of the risks and rewards incidental to ownership of the asset.

For the year ended October 31, 2023, the Company recognized a total of $17,682 (2022 - $19,076) as rental income which has been recorded as a reduction to general and administrative expenses on the consolidated statement of operations and comprehensive loss.

The following represents a maturity analysis of the Company's lease payments to be received after October 31, 2023:

USD
Less than one year	$17,626
Between one and five years	$14,593

9. Long-term loan

The Company was granted a $60,000 CAD ($43,254 USD) interest-free loan from the Government of Canada under the Canada Emergency Business Account ("CEBA") program to cover its operating costs (the "CEBA Loan"). If the Company repays $40,000 CAD ($28,836 USD) of the aggregate amount advanced on or before January 18, 2024, the repayment of the remaining $20,000 CAD will be forgiven. The balance was not paid by January 18, 2024, and as a result, the total principal amount was subsequently converted to a 3-year term loan at 5% annual interest paid monthly, commencing January 19, 2024. The total amount owing on the CEBA loan as at October 31, 2023 is $43,254 ($60,000 CAD) (October 31, 2022 - $43,796 ($60,000 CAD)).

10. Debenture payable

The Company issued a debenture on March 17, 2020, with a principal amount of $51,500 CAD ($37,126 USD) and an original maturity date of June 17, 2020. The debenture's maturity date was extended by six month intervals on June 17, 2020, December 17, 2020, June 17, 2021, December 17, 2021, June 17, 2022, December 17, 2022 and June 17, 2023. The most recent extension on June 17, 2023 extended the debenture to December 17, 2023.

The extension of the debenture's maturity date resulted in a substantial modification of the existing terms of the debenture and accordingly was accounted for as an extinguishment. The debenture bears interest at a rate of 24% and is unsecured. At October 31, 2023, the debenture had an outstanding balance of $37,509 ($52,031 CAD) (October 31, 2022 - $38,001 ($52,062 CAD)). During the year ended October 31, 2023, total interest expense of $9,170 (2022 - $9,604, 2021 - $7,261) was recognized in the consolidated statement of operations and comprehensive loss.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2023, 2022, and 2021
(Expressed in United States dollars, unless otherwise noted)

11. Convertible debentures

The Company issues three types of convertible debentures: USD denominated convertible debentures with an equity component, Canadian dollar ("CAD") denominated convertible debentures with an embedded derivative due to variable consideration payable upon conversion caused by foreign exchange, and USD denominated convertible debentures with an embedded derivative caused by variable conversion prices.

During the year ended October 31, 2023, the Company incurred $86,352 of financing costs (2022 - $21,000, 2021 - $84,478) which primarily consisted of early repayment and administrative fees, of which $nil (2022 - $nil, 2021 - $nil) was converted into common shares.

(a) Current period information presented in the consolidated financial statements

Convertible debentures outstanding as at October 31, 2023:

	USD (equity component)	CAD (embedded derivative)	USD (embedded derivative)	Total
Loan principal outstanding	$1,261,265	$2,146,715	$405,001

Terms of loan
Annual stated interest rate	24%	12% - 24%	2% - 4%
Effective annual interest rate	24%	22 - 131%	24% - 5158%
Conversion price to common shares	$0.03 - $0.04	$0.05 - $0.10	(i) - (ii)
Remaining life (in months)	0 - 4	0 - 11	0 - 11

Consolidated Statement of Financial Position
Carrying value of loan principal	$1,261,265	$1,499,667	$77,238	$2,838,170
Interest payable	344,993	334,511	30,385	709,889
Convertible debentures	$1,606,258	$1,834,178	$107,623	$3,548,059

Derivative liabilities	$-	$783,650	$295,743	$1,079,393
Equity component of convertible debentures	$3,220,473	$-	$-	$3,220,473

For the year ended October 31, 2023:

	USD (equity component)	CAD (embedded derivative)	USD (embedded derivative)	Total
Consolidated Statement of Operations and Comprehensive Loss
Accretion expense	$18,258	$243,162	$18,414	$279,834
Interest expense	$273,458	$254,523	$12,948	$540,929
Gain on revaluation of derivative liabilities	$-	$(507,186)	$(151,317)	$(658,503)
Loss on conversion of convertible debentures	$-	$-	$21,120	$21,120
Loss on repayment of convertible debentures	$-	$-	$27,243	$27,243
(Gain) loss on extinguishment of convertible debentures	$33,488	$1,169,800	$197,535	$1,400,823

Consolidated Statement of Changes in Equity
Amount of principal converted to common shares	$250,000	$455,000	$232,700
Amount of interest converted to common shares	$30,016	$204,189	$4,654

Number of common shares issued on conversion of convertible debentures	6,406,250	14,391,709	9,548,701	30,346,660

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2023, 2022, and 2021
(Expressed in United States dollars, unless otherwise noted)

11. Convertible debentures (continued)

(a) Current period information presented in the consolidated financial statements

	USD (equity component)	CAD (embedded derivative)	USD (embedded derivative)	Total
Consolidated Statement of Cash Flows
Amount of principal repaid in cash	$-	$-	$270,000	$270,000
Amount of interest repaid in cash	$12,973	$47,353	$4,353	$64,679

(i) Conversion price defined as 75% multiplied by the average of the lowest 3 closing stock prices for the 10 trading days prior to conversion date.

(ii) Conversion price defined as 75% multiplied by the lowest stock price for the 20 trading days prior to conversion date.

(b) Comparative information presented in the consolidated financial statements

Convertible debentures outstanding as at October 31, 2022:

	USD (equity component)	CAD (embedded derivative)	USD (embedded derivative)	Total
Loan principal outstanding	$1,205,144	$2,321,755	$347,700

Terms of loan
Annual stated interest rate	12% - 24%	12% - 24%	2% - 4%
Effective annual interest rate	24%	22 - 131%	24% - 5803%
Conversion price to common shares	$0.03 - $0.07	$0.05 - $0.08	(i) - (ii)
Remaining life (in months)	0 - 6	0 - 10	0 - 11

Consolidated Statement of Financial Position
Carrying value of loan principal	$1,203,478	$1,661,742	$130,424	$2,995,644
Interest payable	380,360	389,617	26,443	796,420
Convertible debentures	$1,583,838	$2,051,359	$156,867	$3,792,064

Derivative liabilities	$-	$439,194	$202,105	$641,299
Equity component of convertible debentures	$793,140	$-	$-	$793,140

(i) Conversion price defined as 75% multiplied by the average of the lowest 3 closing stock prices for the 10 trading days prior to conversion date.

(ii) Conversion price defined as 75% multiplied by the lowest stock price for the 20 trading days prior to conversion date.

For the year ended October 31, 2022:

	USD (equity component)	CAD (embedded derivative)	USD (embedded derivative)	Total
Consolidated Statement of Operations and Comprehensive Loss
Accretion expense	$28,000	$1,086,385	$65,218	$1,179,603
Interest expense	$230,058	$232,211	$7,156	$469,425
Gain on revaluation of derivative liabilities	$-	$(379,736)	$(29,871)	$(409,607)
Loss on conversion of convertible debentures	$-	$-	$94,326	$94,326
Gain on repayment of convertible debentures	$-	$(661)	$(47,216)	$(47,877)
(Gain) loss on extinguishment of convertible debentures	$(28,007)	$99,078	$129,579	$200,650

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2023, 2022, and 2021
(Expressed in United States dollars, unless otherwise noted)

11. Convertible debentures (continued)

(b) Comparative information presented in the consolidated financial statements

	USD (equity component)	CAD (embedded derivative)	USD (embedded derivative)	Total
Consolidated Statement of Changes in Equity
Amount of principal converted to common shares	$-	$-	$712,100
Amount of interest converted to common shares	$-	$-	$12,680

Number of common shares issued on conversion of convertible debentures	-	-	26,443,820	26,443,820

Consolidated Statement of Cash Flows
Amount of principal repaid in cash	$-	$7,490	$56,000	$63,490
Amount of interest repaid in cash	$14,941	$73,524	$-	$88,465

For the year ended October 31, 2021:

	USD (equity component)	CAD (embedded derivative)	USD (embedded derivative)	Total
Consolidated Statement of Operations and Comprehensive Loss
Accretion expense	$28,001	$1,003,613	$138,307	$1,169,921
Interest expense	$236,519	$226,520	$32,770	$495,809
(Gain) loss on revaluation of derivative liabilities	$-	$(2,718,409)	$171,217	$(2,547,192)
(Gain) loss on conversion of convertible debentures	$-	$(47,356)	$37,850	$(9,506)
(Gain) loss on extinguishment of convertible debentures	$-	$1,360,536	$(341,608)	$1,018,928

Consolidated Statement of Changes in Equity
Amount of principal converted to common shares	$-	$100,000	$284,000
Amount of interest converted to common shares	$30,200	$160,064	$6,700

Number of common shares issued on conversion of convertible debentures	1,118,519	7,744,774	6,748,559	15,611,852

Consolidated Statement of Cash Flows
Amount of principal repaid in cash	$205,100	$31,492	$364,370	$600,962
Amount of interest repaid in cash	$25,101	$36,052	$26,113	$87,266

(c) Fair value of derivative liabilities outstanding

The fair value of the derivative liabilities is determined in accordance with the Black-Scholes or binomial option-pricing models, depending on the circumstances. The underlying assumptions are as follows:

	As at October 31,	As at October 31,
	2023	2022
Share price	$0.05	$0.03
Exercise price	$0.03 - $0.07	$0.02 - $0.07
Volatility factor (based on historical volatility)	114% - 189%	140% - 232%
Risk free interest rate	5.11% - 5.48%	3.09% - 4.28%
Expected life of conversion features (in months)	0 - 11	0 - 11
Expected dividend yield	0%	0%
CDN to USD exchange rate (as applicable)	0.7209	0.7299
Call value	$0.01 - $0.08	$0.00 - $0.02

The key unobservable input in these models relates to volatility. Volatility was estimated using the historical volatility of the Company's stock prices for common shares. Changes in these assumptions may affect the fair value estimates of the derivative liabilities.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2023, 2022, and 2021
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

(b) Private placements

(i) In 2023, the Company completed 26 private placements with investors consisting of common shares with no warrants, pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received net proceeds of $509,939 and issued a total of 9,864,500 common shares.

(ii) In 2022, the Company completed 9 private placements with investors consisting of common shares with no warrants, pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received net proceeds of $181,997 and issued a total of 5,012,450 common shares.

(iii) In 2021, the Company completed 37 private placements with investors consisting of common shares with no warrants, pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received net proceeds of $840,564 and issued a total of 17,573,429 common shares.

(c) Accounts payable settled in common shares

During the year ended October 31, 2023, $nil (2022 - $22,460, 2021 - $nil) of accounts payable was settled in exchange for nil (2022 - 413,674, 2021 - nil) common shares. There was no gain or loss recognized upon settlement.

13. Stock options

(a) Stock option plan

Under the Company’s fixed stock option plan (the “Plan”), the Company could grant up to 27,500,000 shares of common stock to directors, officers, employees or consultants of the Company and its subsidiaries. The exercise price of each option is equal to or greater than the market price of the Company's shares on the date of grant unless otherwise permitted by applicable securities regulations. An option's maximum term under the Plan is 10 years. Stock options are fully vested upon issuance by the Company unless the Board of Directors stipulates otherwise by Directors' resolution.

(b) Summary of changes

	Number of options	Weighted average exercise price
Outstanding at October 31, 2020	2,200,000	$0.10
Granted	9,500,000	0.06
Outstanding at October 31, 2021	11,700,000	$0.06
Granted	2,025,000	0.07
Expired	(2,000,000)	0.07
Outstanding at October 31, 2022	11,725,000	$0.06
Granted	3,000,000	0.09
Expired	(2,400,000)	0.08
Exercised (i)	(2,550,000)	0.09
Outstanding at October 31, 2023	9,775,000	$0.06

(i) During the year ended October 31, 2023, the Company issued a total of 2,550,000 common shares related to the exercise of stock options for gross proceeds of $214,140.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2023, 2022, and 2021
(Expressed in United States dollars, unless otherwise noted)

13. Stock options (continued)

(c) Stock options outstanding at October 31, 2023

There were 3,000,000 options issued to directors, officers, employees and consultants during the year ended October 31, 2023 (2022 - nil, 2021 - 9,500,000 options issued). Of the 3,000,000 options granted, 2,750,000 options have vested, the remaining 250,000 options vested on January 6, 2024.

			Weighted average
Date of issue	Expiry date	Number of options	Exercise price	Remaining contractual life
November 13, 2020	November 13, 2025	5,750,000	$0.05	2.0
October 8, 2021	October 8, 2026	1,000,000	0.07	2.9
December 15, 2021	December 15, 2023	25,000	0.07	0.1
March 20, 2023	March 20, 2028	2,000,000	0.07	4.4
April 6, 2023	April 6, 2024	1,000,000	0.12	0.4
Outstanding at October 31, 2023		9,775,000	$0.06	2.4

Of the total options outstanding, 9,525,000 are exercisable as at October 31, 2023 (2022 - 10,225,000).

(d) Fair value of options issued during the year

The fair value of the stock options issued has been determined in accordance with the Black Scholes option-pricing model. Volatility was estimated using the historical volatility of the Company's stock prices for its common shares. The underlying assumptions are as follows:

	2023	2022	2021
Share price at grant date	$0.07 - $0.12	$0.03 - $0.05	$0.05
Exercise price	$0.07 - $0.12	$0.07	$0.05 - 0.07
Volatility factor	175% - 184%	212% - 272%	148% - 180%
Risk free interest rate	2.79% - 3.58%	0.97% - 4.33%	0.75%
Expected life of options in years	1 - 5	1 - 2	5
Expected divided yield	0%	0%	0%
Forfeiture rate	0%	0%	0%
Weighted average Black Scholes value at grant date	$0.06 - $0.08	$0.02 - $0.03	$0.05 - $0.06

During the year ended October 31, 2023, the Company recorded an expense of $217,965 related to the vesting of stock options (2022 - $41,484, 2021 - $360,044).

14. Loss per share

Basic and diluted loss per share are calculated using the following numerators and denominators:

	2023	2022	2021
Numerator
Net loss attributable to common shareholders and used in computation of basic and diluted loss per share	$(2,691,670)	$(2,287,095)	$(1,012,978)

Denominator
Weighted average number of common shares for computation of basic and diluted loss per share	490,310,376	451,177,796	422,613,046

For the years ended October 31, 2023, 2022 and 2021, all stock options and conversion features were anti-dilutive and, therefore, are excluded from the calculation of diluted loss per share.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2023, 2022, and 2021
(Expressed in United States dollars, unless otherwise noted)

15. Income taxes

(a) The reconciliation of income tax attributed to continuing operations computed at the statutory tax rates to income tax expense is as follows:

	2023	2022	2021

Loss before income taxes	$(2,691,670)	$(2,287,095)	$(1,012,978)
	26.5%	26.5%	26.5%
Expected income tax recovery	$(713,293)	$(606,080)	$(268,439)
Accretion expense and loss (gain) on convertible debentures and derivative liabilities	283,688	269,531	(97,480)
Stock-based compensation	57,761	10,992	95,412
Non-deductible (non-taxable) expenses and other items	(13,660)	(3,780)	82,530
Effect of changes in exchange rates	74,714	940,577	(644,649)
Change in deferred tax assets not recognized	310,790	(611,240)	832,626
	$-	$-	$-

(b) Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	2023	2022	2021

Non-capital losses	$8,833,940	$8,485,255	$8,924,982
	159,671	162,275	178,808
Property, equipment, patents and deferred costs	1,605,743	1,639,306	1,794,285
	$10,599,354	$10,286,836	$10,898,075
Deferred tax asset not recognized	(10,599,354)	(10,286,836)	(10,898,075)
	$-	$-	$-

As at October 31, 2023 and 2022, the Company assessed that it is not probable that sufficient taxable profit will be available to use deferred income tax assets based on operating losses in prior years; therefore, there are no balances carried in the consolidated statements of financial position for such assets.

(c) The Company has non-capital losses of approximately $33 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. As at October 31, 2023, the tax losses expire as follows:

	Canada	United States	Total

2026	$1,731,988	$-	$1,731,988
2027	1,456,466	-	1,456,466
2028	-	-	-
2029	1,492,685	143,721	1,636,406
2030	2,014,021	1,880,897	3,894,918
2031	1,213,385	18,526	1,231,911
2032	1,344,746	325,793	1,670,539
2033	1,629,964	157,463	1,787,427
2034	2,358,006	679,089	3,037,095
2035	2,664,751	570,901	3,235,652
2036	3,127,236	441,019	3,568,255
2037	2,503,443	232,714	2,736,157
2038	1,692,420	317	1,692,737
2039	1,513,943	-	1,513,943
2040	509,976	-	509,976
2041	883,620	-	883,620
2042	1,254,159	-	1,254,159
2043	1,494,374	-	1,494,374
	$28,885,183	$4,450,440	$33,335,623

(d) In addition, the Company has available capital loss carryforwards of approximately $1.2 million to reduce future taxable capital gains, the benefit of which has not been recognized in these consolidated financial statements. Capital losses carry forward indefinitely.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2023, 2022, and 2021
(Expressed in United States dollars, unless otherwise noted)

16. Operating expenses

(a) General and administration

The components of general and administration expenses are as follows:

	Notes	2023	2022	2021
General and administration		$70,584	$59,938	$86,186
Rent and occupancy	8 (b)	17,663	50,907	15,536
Office insurance		1,930	1,696	753
Investor relations, listing and filing fees		52,756	64,769	53,029
Telephone		5,683	8,056	-
		$148,616	$185,366	$155,504

(i) Rent subsidy

The Government of Canada announced the Canada Emergency Rent Subsidy (CERS) to support eligible businesses by covering part of their commercial rent or property expenses. For the year ended October 31, 2023, the Company recognized $nil (2022 - $nil, 2021 - $38,440 CDN ($30,613 USD)) of rent subsidy under this program, which has been recorded as a reduction of rent and occupancy expenses in the consolidated statements of operations and comprehensive loss. This program ran from September 27, 2020 to October 23, 2021.

(b) Professional, other fees and salaries

The components of professional, other fees and salaries expenses are as follows:

	2023	2022	2021
Professional fees	$144,244	$110,933	$107,554
Consulting fees	67,664	69,563	132,793
Salaries and benefits	398,144	467,214	184,138
	$610,052	$647,710	$424,485

(i) Wage subsidy

The Canada Emergency Wage Subsidy (CEWS) was announced by the Government of Canada on March 27, 2020 to enable companies negatively impacted by COVID-19 to re-hire workers. Under this program, qualifying business can receive a subsidy for a portion of their employees' wages. For the year ended October 31, 2023, the Company recognized $nil (2022 - $nil, 2021 - $167,388 CDN ($133,699 USD)) of wage subsidy under this program, which has been recorded as a reduction of salaries expenses in the consolidated statements of operations and comprehensive loss. This program concluded on October 23, 2021.

17. Supplemental cash flow information

The following provides a reconciliation of the cash flows from convertible debentures and derivative liabilities:

	Years ended October 31,
	2023	2022	2021
Balance - beginning of year	$4,433,363	$3,239,483	$3,615,080
Cash flows from financing activities:
Proceeds from issuance of convertible debentures	645,151	765,671	510,000
Repayments of convertible debentures	(270,000)	(63,490)	(593,301)
Non-cash changes:
Accretion expense	279,834	1,179,603	1,169,921
Accrued interest on convertible debentures	471,596	368,280	408,543
Loss (gain) on repayment of convertible debentures	27,243	(47,877)	-
Loss on conversion of convertible debentures	21,120	94,326	-
Gain on revaluation of derivative liabilities	(658,503)	(409,607)	(2,547,192)
Loss on extinguishment of debt	1,400,823	200,650	1,018,928
Convertible debentures converted into common shares	(1,656,422)	(764,432)	(521,136)
Renewal of convertible debentures	-	-	(16,804)
Foreign exchange (gain) loss	(66,753)	(129,244)	195,444
Balance - end of year	$4,627,452	$4,433,363	$3,239,483

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2023, 2022, and 2021
(Expressed in United States dollars, unless otherwise noted)

18. Key management compensation and related party transactions

The Company reports the following related party transactions:

(a) Key management compensation

Key management personnel are persons responsible for planning, directing and controlling activities of the Company, including officers and directors. Compensation paid or payable to these individuals (or companies controlled by such individuals) is summarized as follows:

	2023	2022	2021
Professional, other fees, and salaries	$214,914	$133,517	$107,201
Stock-based compensation	82,946	-	227,500
	$297,860	$133,517	$334,701

During the year ended October 31, 2023, key management were awarded 1,340,000 options as part of the total 3,000,000 issued (October 31, 2022 - nil). During the year ended October 31, 2021, the Company awarded 5,000,000 stock options to key management as part of the total 9,500,000 stock options issued.

(b) Trade payables and other liabilities

In 2021, the Company reversed certain amounts totalling $422,982 due to the payables being statute barred. These balances carried forward from prior years and the Company derecognized these balances during the year ended October 31, 2021.

Included in accounts payable at October 31, 2023 is $nil payable to a corporation controlled by an officer of the Company (2022 - $5,650 CAD (USD - $4,139)). In addition, at October 31, 2023, accounts payable includes $2,173 payable to a director (2022 - $nil).

19. Commitments and Contingencies

(a) The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company's by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

(b) The Company has previously reported on the lawsuit filed by Mr. Steven Van Fleet against Micromem, the Company’s response to the lawsuit and its counterclaims against Mr. Van Fleet.

On April 29, 2021 the matter was resolved in Micromem’s favor when the Court dismissed Mr. Van Fleet’s claims and ruled that he was liable to the Company and to MAST on their counterclaims. On June 16, 2021, the Court ruled that Micromem and MAST had established damages totaling $765,579 representing the full amount that had been requested; furthermore, the Court awarded costs and statutory prejudgment interest from May 9, 2017. On June 29, 2021 the Court entered a judgement in favor of Micromem and MAST for a total amount of $1,051,739.

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

The Company reports the recovery of this contingent asset as funds are received. In the year ended October 31, 2023 the Company has recorded a recovery of $23,555 as a reduction of legal expenses (October 31, 2022 - $9,040, October 31, 2021 - $40,000). At October 31, 2023, $11,705 of the recovery is recorded as other receivable on the consolidated statement of financial position (2022 - $nil).

(c) On November 1, 2023, a former employee filed a statement of claim against the Company relating to employment termination without reasonable notice. The Company filed a statement of defence and counterclaim on November 29, 2023 denying all liability to the former employee. The Company considers the claim of the former employee to be largely and likely without merit and therefore, no provision has been recorded in these consolidated financial statements.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2023, 2022, and 2021
(Expressed in United States dollars, unless otherwise noted)

19. Commitments and Contingencies (continued)

(d) On March 23, 2023, the Company signed a letter of intent (the "LOI") with companies incorporated in Romania (the "Parties") whereby the Parties intend to collaborate for the development of certain hardware equipment (the "Project"). Under the LOI, the Parties will provide full payment for the hardware equipments and the Company will provide all engineering support and expertise as required. At October 31, 2023 a formal agreement relating to the Project has not been executed.

During the year ended October 31, 2023, the Company received total advances of $63,000 from the Parties and has paid $63,000 to a third party for the construction of the hardware equipment. The Company has recorded the total advances as a deposit liability and the third party payments as a prepaid expense on the consolidated statement of financial position.

At October 31, 2023 the Company is committed to a further $63,000 payment related to the construction of the hardware equipment.

20. Financial risk management

(a) Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in foreign exchange rates. The Company is exposed to currency risk to the extent that it incurs expenses and issues convertible debentures denominated in Canadian dollars (CAD). The Company manages currency risk by monitoring the Canadian dollar position of these monetary financial instruments on a periodic basis throughout the course of the reporting period.

As at October 31, 2023, and October 31, 2022, balances that are denominated in CAD are as follows:

	As at October 31,	As at October 31,
	2023	2022
	CAD	CAD
Cash	$38,444	$15,715
Other receivables	$29,080	$13,832
Trade payables and other liabilities	$290,311	$393,978
Convertible debentures	$2,544,289	$2,810,362
Debenture payable	$52,031	$51,500
Derivative liabilities	$1,087,044	$601,696
Long-term loan	$60,000	$60,000

A 10% strengthening of the US dollar against the CDN dollar would decrease net loss and comprehensive loss by $260,000 as at October 31, 2023 (October 31, 2022 - decrease net loss and comprehensive loss by $257,995). A 10% weakening of the USD against the CDN would have the opposite effect of the same magnitude.

(b) Interest rate risk

Interest rate risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in market interest rates. The Company is exposed to interest rate risk on its interest-bearing convertible debentures. This exposure is limited due to the short-term nature of the convertible debentures.

(c) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company has exposure to credit risk from its cash and receivables. The maximum exposure to credit risk is the carrying value of these financial assets, which amounted to $43,289 as at October 31, 2023 (October 31, 2022 - $33,227).

The risk for cash is mitigated by holding these balances with with central banks and financial institution counterparties that are highly rated. The Company therefore does not expect any credit losses on its cash.

The risk of credit loss on receivable is substantially mitigated by assessing the credit quality of counterparties, taking into account their financial position, past experience and other factors. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to other receivables.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2023, 2022, and 2021
(Expressed in United States dollars, unless otherwise noted)

20. Financial risk management (continued)

(d) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company's policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company's management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise. With the exception of the long-term loan, all financial liabilities are due within 1 year as at October 31, 2023.

(i) Trade payables

The following represents an analysis of the maturity of trade payables:

	As at October 31,	As at October 31,
	2023	2022
Less than 30 days past billing date	$209,285	$287,575
	$209,285	$287,575

(ii) Convertible debentures and derivative liabilities

The following represents an analysis of the maturity of the convertible debentures and derivative liabilities:

	As at October 31,		As at October 31,
	2023		2022
	Convertible debentures	Debenture payable	Convertible debentures	Debenture payable
Less than three months	$2,451,614	$37,509	$2,445,107	$-
Three to six months	$1,038,355	$-	1,235,836	-
Six to twelve months	$433,815	$-	446,635	38,001
	$3,923,784	$37,509	$4,127,578	$38,001

21. Capital risk management

The Company's objectives when managing capital are to (i) maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, (ii) ensure it has sufficient cash resources to further develop and market its technologies and (iii) maintain its ongoing operations. The Company defines its capital as its net assets, i.e. total assets less total liabilities. In order to secure the additional capital necessary to pursue these objectives, the Company may attempt to raise additional funds through the issuance of equity or convertible debentures or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended October 31, 2023.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2023, 2022, and 2021
(Expressed in United States dollars, unless otherwise noted)

22. Subsequent events

Subsequent to October 31, 2023:

(a) The Company secured four private placements with investors for net proceeds of $113,260 and issued a total of 2,400,000 common shares with no warrants, pursuant to prospectus and registrations set forth in applicable securities law.

(b) The Company secured $137,188 in convertible debentures with issuance dates between November 22, 2023 and January 12, 2024. The convertible debentures have a 12 month term, interest rate of 4% per annum and expiring dates ranging from November 22, 2024 to January 12, 2025. The conversion features become effective six months after initiation date.

(c) On January 1, 2024, the Company secured $79,227 ($109,900 CAD) in a convertible debenture with a 12 month term, interest rate of 12% per annum and expiring on January 11, 2025.

(d) The Company converted $127,704 of convertible debentures and accrued interest through the issuance of 3,780,426 common shares.

(e) The Company repaid $154,391 on two of its convertible debentures, as well as a partial payment of $5,000 on another convertible debenture.

(f) A total of 25,000 stock options expired unexercised on December 15, 2023

(g) The Company extended its convertible debentures, with an original maturity date ranging between November 2, 2023 to January 27, 2024, for an additional 6 months, expiring between May 2, 2024 and July 27, 2024. There were no significant changes to the terms of the convertible debentures as a result of the extension.

ITEM 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No. 1.1	Articles of Incorporation of Micromem Technologies Inc. and amendments thereto in effect as of January 11, 2000, (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on January 11, 2000).

Exhibit No. 1.2	Articles of Incorporation of Amendment of Micromem Technologies Inc. dated as of October 17, 2001 amending the Articles of Incorporation of Micromem Technologies Inc. to increase the number of directors to a minimum of three and a maximum of ten (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 26, 2003).

Exhibit No. 1.3	Articles of Incorporation of Amendment of Micromem Technologies Inc. dated as of June 24, 2002 amending the Articles of Incorporation of Micromem Technologies Inc. to increase the number of directors to a minimum of 3 and a maximum of 12 (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 26, 2003).

Exhibit No. 1.5	By-Laws of Micromem Technologies Inc. in effect as of January 11, 2002, (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on January 11, 2000).

Exhibit No. 1.6	Amendment to the By-Laws of Micromem Technologies Inc. approved by shareholders on June 29, 2000, deleting the requirement from the By-Laws that the President shall be appointed from amongst the directors (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 26, 2003).

Exhibit No. 1.7	Amendment to the By-Laws of Micromem Technologies Inc. approved by shareholders on September 8, 2020 (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on February 22, 2021)

Exhibit No. 8.1	List of Subsidiaries (Incorporated by reference to the Company's Annual Report on Form 20-F filed with the Commission on March 1, 2010)

Exhibit No. 12.1	Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 12.2	Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 13.1	Officer's Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 13.2	Officer's Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 15.1	Consent of MNP LLP (filed herewith)

Exhibit No. 101.INS	Inline XBRL Instant Document

Exhibit No. 101.SCH	Inline XBRL Taxonomy Extension Schema Document

Exhibit No. 101.CAL	Inline XBLR Taxonomy Extension Calculation Linkbase Document

Exhibit No. 101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

Exhibit No. 101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

Exhibit No. 101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

Exhibit No. 104	Cover Page Interactive Data File - (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

MICROMEM TECHNOLOGIES INC.

By:	/s/ Joseph Fuda
Name:	Joseph Fuda
Title:	Chief Executive Officer

By:	/s/ Dan Amadori
Name:	Dan Amadori
Title:	Chief Financial Officer

Dated: February 5, 2024