Form 20-F
period 2024-10-31
MICROMEM TECHNOLOGIES INC
filed 2025-02-28
CIK 1085921

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended October 31, 2024
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
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  572,985,698 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act:
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

Throughout this document, unless otherwise noted or the context otherwise indicates, references to "2024" or "Fiscal 2024" refer to the fiscal year ended October 31, 2024; references to "2023" or "Fiscal 2023" refer to the fiscal year ended October 31, 2023; references to "2022" or "Fiscal 2022" refer to the fiscal year ended October 31, 2022; references to "2021" or "Fiscal 2021" refer to the fiscal year ended October 31, 2021; references to "2020" or "Fiscal 2020" refer to the fiscal year ended October 31, 2020; references to "2019" or "Fiscal 2019" refer to the fiscal year ended October 31, 2019; references to "2018" or "Fiscal 2018" refer to the fiscal year ended October 31, 2018; and references to "2017" or "Fiscal 2017" refer to the fiscal year ended October 31, 2017.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.  [Reserved]

Selected Financial Data for Fiscal 2024, 2023, 2022, 2021 and 2020

The following table sets forth our selected consolidated financial data in United States dollars as of and for each of the fiscal years ended October 31, 2024, October 31, 2023, October 31, 2022, October 31, 2021 and October 31, 2020.  The selected consolidated financial data has been derived from our audited consolidated financial statements. All information contained in the following table should be read in conjunction with our audited consolidated financial statements and the notes thereto in "Item 18-Financial Statements" and "Item 5 - Operating and Financial Review and Prospects" included elsewhere in this Annual Report on Form 20-F.

Our consolidated financial statements for the years ended October 31, 2024, 2023, 2022, 2021 and 2020 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

Selected balance sheet information

(all amounts in U.S. dollars)

	2024	2023	2022	2021	2020

Working Capital (deficiency)	(6,693,448)	(4,818,699)	(4,722,878)	(3,452,924)	(4,202,571)
Property & Equipment	15,272	32,767	48,092	26,012	49,249
Total Assets	282,713	168,350	99,519	225,293	278,026
Share Capital	91,678,279	90,471,712	87,784,725	86,815,836	85,463,642
Shareholders' Deficiency	(6,722,982)	(4,841,204)	(4,748,000)	(3,471,278)	(4,187,342)

Selected statement of operations and deficit information

(all amounts in U.S. dollars)

	2024	2023	2022	2021	2020
Interest and other income	$-	$-	$-	$-	$-
Research and development expenses (recovery)	-	-	-	-	-
General and administrative and other expenses (6)	1,199,652	1,403,188	1,228,516	1,020,783	948,420
Loss on revaluation of warrant liabilities	826,393	-	-	-	-
Loss on debt settlement	118,784	-	-	-	-
(Gain) on revaluation of derivative liabilities (1)	78,915	(658,503)	(409,607)	(2,547,192)	(771,920)
(Gain) Loss on conversion/repayment of debt (2)	107,788	48,363	46,449	(9,506)	96,484
Loss (Gain) on extinguishment of debt (5)	452,248	1,400,823	200,650	1,018,928	(127,409)
Accretion expense (3)	272,501	279,834	1,179,603	1,169,921	1,099,818
Stock based compensation (4)	6,517	217,965	41,484	360,044	-
Loss before income tax provision	(3,062,798)	(2,691,670)	(2,287,095)	(1,012,978)	(1,245,393)
Net Loss and Comprehensive loss	(3,062,798)	(2,691,670)	(2,287,095)	(1,012,978)	(1,245,393)

1)

Gain on revaluation of derivative liabilities for 2024, 2023, 2022, 2021 and 2020 above relates to the measurement of the derivative liabilities relating to the outstanding convertible bridge loans.  The gain as reported is a non-cash charge which is calculated in accordance with IFRS.

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

	2024	2023	2022	2021	2020
High for period	0.7573	0.7617	0.8031	0.8111	0.7863
Low for period	0.7186	0.7209	0.7217	0.7903	0.6898
End of period	0.7186	0.7209	0.7383	0.8075	0.7854
Average for period	0.7347	0.7415	0.7692	0.0841	0.7461

The following table sets forth, for each period indicated, the high and low exchange rates for United States dollars expressed in Canadian dollars on the last day of each month during such period, based on the Noon Buying Rate.

	February	March	April	May	June	July
	2024	2024	2024	2024	2024	2024
High	0.7460	0.7423	0.7405	0.7345	0.7334	0.7346
Low	0.7367	0.7357	0.7235	0.7268	0.7264	0.7219

	August	September	October	November	December	January
	2024	2024	2024	2024	2024	2025
High	0.7429	0.7428	0.7412	0.7218	0.7138	0.6978
Low	0.7216	0.7353	0.7186	0.7101	0.6937	0.6904

On February 26, 2025 - the noon buying rate for one Canadian dollar, as quoted by the Bank of Canada, was CDN $1. =  U.S. $0.6974.

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

At October 31, 2024 we had $125,705 of cash on hand.  Our working capital deficiency is $6,693,448 at October 31, 2024. Subsequent to October 31, 2024, through to the date of the filing of this Annual Report on Form 20-F, we have raised an additional $57,500 through the issuance of convertible debentures, $285,125 through private placements of equity and $58,344 upon an exercise of warrants.

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

We continued to develop applications of our sensor technology in 2024 working with our technical advisors and our strategic development partners. We are pursuing joint development agreements with potential strategic partners with the expectation that we will jointly develop sensor applications for use by these potential strategic partners. We believe that these current initiatives will result in revenues and cash flow to the Company in the future but there can be no assurance when and if such revenues will be achieved.

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

We may be affected by IT related risks including cybersecurity and artificial intelligence related risks.

The Company utilizes the services of an independent consultant to address IT related issues including security and control over internal data.  Our audit committee supervises this process and reports to our Board of Directors as appropriate.  We believe our control procedures address such potential risks.

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

Recent Developments Prior to Fiscal 2024:

Romgaz:

Our discussions with Romgaz and other companies incorporated in Romania occurred on a continuous basis throughout fiscal 2024 and have continued to progress since our fiscal year end.  The key go-forward points in these discussions, at the current date are as follows:

(i) We received an initial purchase order - for several interwell tracer devices, similar to the technology that Chevron deployed in the California field trials referenced above.

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

(iv) A joint venture agreement between Micromem and Romgaz is contemplated. The working relationship between Micromem and Romgaz is expected to expand to include the development of other technology applications where Micromem has been active over the past five years.  We expect to finalize these working arrangements and move forward with these initiatives in 2025.  It is expected that Romgaz will provide the initial capital to launch this expanded working relationship.

In anticipation of these developments with Romgaz in 2025, Micromem is planning for its business activity to include the following components:

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

(iii) We have established a Toronto - based engineering/product presence in cooperation with  n established  manufacturing and  engineering group  with  whom  we  expect  to have a role as a strategic partner to Micromem.

(iv) Between June 2021-August 2022, Micromem hired two engineering staff persons through the University of Toronto ("U of T") coop program, each for a 16-month term. The engineering staff were responsible for supporting all of Micromem's current initiatives with Chevron, Romgaz and other potential customers. With that work completed, we did not engage with the coop  program in 2023 . As our Romgaz project continues, we may continue this program of coop hires, as appropriate, in future.

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

We met with Chevron in their offices in December 2023 and in September 2024.

In our September 2024 meeting, Chevron requested that Micromem prepare a "White Paper" report on the current state of tracer technology for measurement of multiple attributes in operating oil and gas wells.

To that end, Micromem is currently engaged in discussions with a Houston-based oil recovery company and with the research team at the U of T. We anticipate that our White paper report will be delivered to Chevron in Q2 2025.

Micromem engaged the research team at the U of T in December 2024 to prepare this technical report.  The U of T submitted their draft report to Micromem in January 2025; in turn Micromem has submitted this report to Chevron.  Our ongoing discussions with Chevron continue.

Senior management at Chevron has, in the past, been very supportive of Micromem's engagement with Romgaz.

Capital Expenditures

Micromem reports $nil capital expenditures in 2024. In 2023 capital expenditures totaled $2,044 representing computer equipment.

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

B. Business Overview

Update of Product Development Activity at October 31, 2024

We continue to work with our engineering subcontractor on the ARTRA unit.  Our ongoing relationship with our Toronto based engineering group has been maintained.

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

We have previously reported on the chronology, by customer, of our investment in development costs relating to our various projects which we undertook with our strategic partners. A summary of these costs and recoveries between 2012 and 2019 is provided as below:

Net Costs absorbed by the Company:

	(1)	(2)	(3)	(4)	(5)	(6)	(7)	Total

Cost incurred	4,499,466	225,000	2,035,676	939,458	2,470,329	1,129,168	522,720	11,821,817
Recoveries from development partners	(3,442,050)	(100,000)	(838,500)	(300,000)	(200,000)	-	(46,000)	(4,926,550)
Net costs absorbed by the Company	1,057,416	125,000	1,197,176	639,458	2,270,329	1,129,168	476,720	6,895,2

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

The Company remains a pre-revenue entity at October 31, 2024. It did not incur any further development expenses on any project between 2020-2024.

Given the progress and momentum achieved to date with Chevron and with Romgaz, the Company believes it will have commercial orders, although there can be no assurances such purchase orders will be made or that revenues will be achieved in future.  In October 2023 we received our first purchase order from Romgaz.  We have now completed the initial ARTRA unit and are shipping that unit to Romgaz in 2025.

We are now engaged with the U of T who have been assisting us with our white paper report.  The initial draft of this report was submitted to Chevron in January 2025.

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

Our patent costs are summarized below for the fiscal years ending October 31, 2019-2024:

	2021-2024	2020	2019
	$	$	$
Patent expenditures:	-	-	-
Patent costs capitalized:	-	-	-
Amortization expense:	-	8,123	152,962
Impairment Reserve:	-	-	223,143

Share Capital

At October 31, 2024, the Company had 572,985,698 common shares outstanding (2023: 510,368,838 common shares outstanding). Additionally, the Company has 8,750,000 stock options outstanding with a weighted average exercise price of $0.06 per share (2023: 9,775,000 options outstanding with a weighted average exercise price of $0.06 per share).

Changes to Our Board of Directors and Management:

The Company held its most recent Annual General and Special Meeting of the shareholders for the fiscal years ending 2020, 2021, 2022 and 2023 on April 22, 2024 (the "Annual Meeting").  At the Annual Meeting, Joseph Fuda, Alex Dey and Oliver Nepomuceno were re-elected as directors. Joseph Fuda and Dan Amadori continue in their respective roles of CEO and CFO respectively.

We plan to schedule the next annual general meeting of shareholders to cover the 2024 fiscal years to be held prior to April 30, 2025. We will evaluate the opportunities to expand our Board of Directors at this upcoming annual general meeting of shareholders.

Equity Financing Transactions:

In the fiscal year ended October 31, 2024, the Company completed the following transactions:

(a) Pursuant to prospectus and registration exemptions set forth in applicable securities law, the Company completed private placements consisting of common shares, received net proceeds of $439,155 and issued a total of 24,478,227 common shares.

(b) The Company continued its bridge loan financing activities in 2024, specifically:

(i) It issued 36,805,300 common shares for the conversion of bridge loans totaling $716,674.

(ii) It realized net proceeds of $417,950 from the issuance of convertible debentures.

(iii) It repaid $287,460 of bridge loans previously secured.

(iv) Certain of the bridge loans that matured in 2024 were extended at maturity date, ultimately through October 31, 2024, and thereafter.

In the fiscal year ended October 31, 2023, the Company completed the following transactions:

(c) Pursuant to prospectus and registration exemptions set forth in applicable securities law, the Company completed private placements consisting of common shares, received net proceeds of $535,525 and issued a total of 9,864,500 common shares.

(d) The Company continued its bridge loan financing activities in 2023, specifically:

(v) It issued 30,346,660 common shares for the conversion of bridge loans totaling $1,742,226.

(vi) It realized net proceeds of $645,151 from the issuance of convertible debentures.

(vii) It repaid $270,000 of bridge loans previously secured.

(viii) Certain of the bridge loans that matured in 2023 were extended at maturity date, ultimately through October 31, 2023, and thereafter.

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

D. Property, Plant and Equipment

We maintain our corporate headquarters in Toronto, Ontario, Canada. We occupied 2,500 square feet of commercial office space pursuant to a lease that was extended in February 2017 for five years through July 2022. In August 2022 we moved to a smaller unit in the same commercial building occupying 1,154 square feet pursuant to a lease from August 1, 2022, to July 31, 2025.  The Company sublets a portion of its rental space on a month to month basis and realized sublet income of $17,205 in 2024 (2023: $17,682; 2022: $19,076)

In 2022, the Company capitalized $48,408 of right of use assets under IFRS 16 pertaining to its lease for office premises and recorded an equivalent liability in its accounts. The Company recorded amortization of $16,492 in 2024 ($16,492 in 2023; $25,878 in 2022).

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section of the Form 20-F has been prepared to provide a more substantive discussion of our business and to assist the reader in analyzing the audited consolidated financial statements for the years ended October 31, 2024, October 31, 2023, and October 31, 2022. This discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes in this Annual Report, which are prepared in accordance with IFRS and are stated in United States dollars.

Operating Results:

The following table sets forth certain selected financial information of our Company.

Selected statement of operation and deficit information

	2024	2023	2022	2021
	$	$	$	$
Administration	146,636	148,616	185,366	155,504
Professional and other fees and salaries	391,406	610,052	647,710	424,485
Travel and entertainment	37,631	63,360	59,504	24,903
Recovery of reserve for litigation costs/stale dated payables	-	-	-	(422,982)
Stock compensation expense	6,517	217,965	41,484	360,044
Interest expense	604,664	540,929	469,425	495,809
Amortization expense	16,492	16,492	29,755	36,033
Accretion expense	272,501	279,834	1,179,603	1,169,921
Loss on revaluation of warrant liabilities	826,393	-	-	-
Loss on debt settlement	118,784	-	-	-
(Gain) Loss on conversion of bridge loans	45,535	21,120	94,326	(9,506)
(Gain) on revaluation of derivatives	78,915	(658,503)	(409,607)	(2,547,192)
Loss (Gain) on extinguishment/repayment of convertible debentures
	514,501	1,428,066	200,650	1,018,928
Financing costs	24,227	86,352	13,233	84,478
Foreign exchange loss (gain)	(21,404)	(62,613)	(176,477)	222,553
(Loss) for the year	(3,062,798)	(2,691,670)	(2,287,095)	(1,012,978)
(Loss) per share - basic and diluted	(0.01)	(0.01)	(0.01)	0.00

Selected balance sheet information

	2024	2023	2022	2021
	$	$	$	$
Working capital (deficiency)	(6,693,448)	(4,818,699)	(4,722,878)	(3,452,924)
Other Assets	15,272	32,767	48,092	29,889
Total Assets	282,713	168,350	99,519	225,293
Long term liabilities	44,806	55,272	(73,214)	(48,243)
Shareholders' equity (deficiency)	(6,722,982)	(4,841,204)	(4,748,000)	(3,471,278)

Fiscal 2024 Compared to Fiscal 2023

a) Administration costs were $146,636 in 2024 versus $148,616 in 2023.  These costs include rent and occupancy costs of $18,514(2023: $17,663), the Company reported sublet income for a portion of its office space in 2024; office insurance costs of $1,986 (2023: $1,930; the Company did not renew its directors' and officers' insurance coverage after 2020), investor relations, listings and filing fees of $77,535 (2023: $52,756), other general and administrative expenses of $48,601 (2023: $70,584).

b) Professional and other fees and salaries costs were $391,406 in 2024 versus $610,052 in 2023. The components of these total costs include legal and audit related expenses of $98,412 in 2024 (2023: $144,244), third party consulting fees were $40,977 in 2024 (2023: $ 67,664), staff salaries and benefits were $252,017 in 2024 (2023: $398,144).

The CFO has received $40,904 of management fees in 2024 (2023: $86,250). The CEO of the Company has received $36,919 of compensation in 2024 (2023: $190,317).

c) Travel and entertainment expenses were $37,631 in 2024 (2023: $63,360).

d) In 2024, the Company did not award any stock options to directors, officers, employees and consultants. (2023: 3,000,000 stock options issued to consultants).  In 2024 an expense of $6,517 was reported (2023: $217,965) and was calculated using the Black Scholes option-pricing model.

e) Interest expense was $604,664 in 2024 versus $540,929 in 2023.  This represents the actual interest expense obligations incurred by the Company based on the stated interest rates on the convertible debenture notes.

f) Amortization expense was $16,492 in 2024 relating to Capital Assets (2023: $16,492).

g) Financing costs were $24,227 in 2024 versus $86,352 in 2023.  These expenses relate to costs associated with the convertible debenture financings which the Company completed in 2024 and 2023.

h) The gain on foreign exchange reported in 2024 was $21,404 versus a gain of $62,613 in 2023.  This included the exchange relating to the translation of $CDN denominated transactions during the year and to Canadian denominated assets and liabilities at fiscal quarter and year ends.  It also included the foreign exchange relating to the initiation, renewal, conversion, and repayment of convertible debentures transactions during the fiscal years.  The Canadian dollar, relative to the U.S. dollar was $0.7596 at October 31, 2020, $0.7956 at October 31, 2021, $0.7327 at October 31, 2022, $0.7207 at October 31, 2023 and $0.7186 at October 31, 2024.

i) The other expenses reported relate to the convertible debentures. These expenses are all non-cash expenses and compare as follows:

	2024	2023	Change

Accretion expense	$272,501	$279,834	$(7,333)
Loss on conversion of convertible debentures	45,535	21,120	24,415
Loss (gain) on revaluation of derivative liabilities	78,915	(658,503)	737,418
Loss (gain) on extinguishment/repayment of convertible debe	514,501	1,428,066	(913,565)
Net expense	$911,452	$1,070,517	$(159,065)

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

i) The other expenses reported relate to the convertible debentures. These expenses are all non-cash expenses and compare as follows:

	2023	2022	Change
	$	$	$
Accretion expense	279,834	1,179,603	(899,769)
Loss (Gain) on conversion/repayment of debentures	48,363	46,449	1,914
Loss (Gain) on revaluation of derivative liabilities	(658,503)	(409,607)	(248,896)
Loss (Gain) on extinguishment of convertible debentures	1,400,823	200,650	1,200,173
Net Expense	1,070,517	1,017,095	53,422

Unaudited Quarterly Financial Information

Three months ended (unaudited)	Revenues $	Expenses $	Income (loss) in period $	Loss per share $
October 31, 2024	-	2,517,964	(2,517,964)	-
July 31, 2024	-	570,496	(570,496)	-
April 30, 2024	-	(1,446,174)	1,446,174	0.01
January 31, 2024	-	1,420,512	(1,420,512)	-
October 31, 2023	-	(1,271,082)	1,271,082	-
July 31, 2023	-	(149,612)	149,612	-
April 30, 2023	-	3,896,034	(3,896,034)	0.01
January 31, 2023	-	216,330	(216,330)	-

Three months ended (unaudited)	Working capital (deficiency)	Capital assets at NBV	Other Assets	Total Assets	Shareholders' equity (deficit)
October 31, 2024	(6,693,448)	15,272	-	282,713	(6,722,982)
July 31, 2024	(4,532,200)	19,720	-	186,845	(4,540,961)
April 30, 2024	(4,426,287)	24,359	-	133,392	(4,432,080)
January 31, 2024	(6,100,773)	28,393	-	144,827	(6,001,984)
October 31, 2023	(4,818,699)	32,767	-	168,350	(4,841,204)
July 31, 2023	(6,148,332)	36,331	-	240,608	(6,174,904)
April 30, 2023	(6,847,503)	39,466	-	309,695	(6,873,535)
January 31, 2023	(4,786,678)	43,779	-	105,556	(4,813,784)

B. Liquidity and Capital Resources:

Liquidity

We have not yet realized commercial revenues from the exploitation of our technology platforms. We currently do not have positive cash flow from operations and will not realize positive cash flow until we license or directly produce and sell products utilizing our technology platforms.

We currently have no lines of credit available. We have relied on obtaining equity financing from investors through private placements, through the exercise of common stock options by officers and directors, and through bridge loans that the Company has secured in order to meet our cash flow needs until we can generate sustainable revenues. At October 31, 2024, we had a working capital deficiency of $6,693,448 (2023: $4,818,699) including cash on hand of $125,705 (2023: $31,584). Since October 31, 2024, we have raised an additional $57,500 of bridge loan financing and $285,125 of financing from private placements.  We have granted to our directors, officers, other employees and consultants a number of options to purchase shares at prices that are at or above market price on the date of grant. None of the optionees have any obligation to exercise their options and there can be no guarantee that we will realize any funds from the exercise of these options.

In 2025, we plan to continue to raise financing as required and we anticipate that we may report initial revenues from our development partners. In our opinion, despite the current working capital deficiency, in consideration of the future financing endeavours, business plan and existing cash resources, we expect the Company to have sufficient financial resources to fund the Company's planned operations through fiscal 2025.

We incurred $nil capital expenditures in 2024 (2023: $2,044).

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

Tabular Disclosure of Contractual Obligations:

A summary of our financial commitments as of October 31, 2024, is as below:

Payments due by period ($USD)
	Total	Less than 1 year	1-5 years	More than 5 years
Operating lease obligations	$12,873	$12,873	$-	-	-

Payments due by period ($USD)
	Total	Less than 30 days	31-90 days past billing date	Over 90 days past billing date
Trade payables	$336,575	$-	$-	$-

Payments due by period ($USD)
	Total	Less than 3 months	Three to six months	Six to twelve months	One to five years
Convertible debentures	$4,040,479	$2,492,556	$1,376,673	$171,250	$-
Debenture payable	$37,389	$37,389	$-	$-	$-

Warrant liabilities	$1,087,997	$-	$-	$-	$1,087,997
Long-term debt	$49,477	$-	$-	$-	$49,477

Critical Accounting Policies:

Our significant accounting policies are set forth in our consolidated financial statements, which should be read in conjunction with management's discussion of our critical accounting policies and estimates set forth below.

Our consolidated financial statements have been prepared in accordance with IFRS.

We have not yet realized commercial revenues from the exploitation of our technology. Under IFRS, research costs are expensed in the period incurred. Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under IFRS which is the translation of research findings or other knowledge into a plan for the technology prior to commercial production or use. As at October 31, 2024, the Company capitalized $nil of development costs and capitalized $nil as intangible assets under IFRS.

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

With respect to the Company's efforts to collect on that Judgement, a settlement ("Settlement") was reached during October 2021. Pursuant to the Settlement, the Company received an initial one-time payment and is entitled to additional monthly payments over a period of up to six years. The Company will record those payments as and when they are received. The total amount to be received by the Company if Mr. Van Fleet makes all the required payments under the terms of the Settlement will be less than the amount of the Judgement obtained by the Company, but if Mr. Van Fleet does not comply with the terms of the Settlement, it also provides the Company a means of enforcing a larger judgement against Mr. Van Fleet that is substantially in line with the Judgement.  To date Mr. Van Fleet has complied with the payment terms of the Judgement.

(4) Legal matter:  Litigation with ex-controller

 On November 1, 2023, a former employee filed a statement of claim with the Ontario Superior Court in the amount of $410,000 CDN alleging multiple claims relating to employment termination without reasonable notice against the Company. The Company filed a statement of defence and counterclaim on November 29, 2023 denying all liability to the former employee.  Discoveries with legal counsel were completed in August 2024.  Mediation proceedings were completed in October 2024. At that time the claim was reduced to $48,000.  However, the mediation process did not result in a resolution of this matter.  We anticipate that a resolution of this matter may develop in 2025; otherwise, the matter may proceed to a trial hearing at some point in future.

No provision has been recorded in these consolidated financial statements as the Company continues to consider the claims of the former employee to be without merit.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The Directors and Executive Officers of Micromem as at January 31, 2024, are set forth below:

Name	Age	Position

Joseph Fuda	64	President, Chief Executive Officer and Director
Dan Amadori	73	Chief Financial Officer
Oliver Nepomuceno	57	Director
Alex Dey	81	Director

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

Dan Amadori hasserved as Chief Financial Officer of Micromem since June 2004. From January 2018 to December 9, 2020, he served as a member of the Board of Directors and as Chair of the Audit Committee of Nerium Biotechnology Inc.  He served as a Director and Chair of the Governance Committee of Invesque Inc. from 2015 through May 2019. He served as Chair of the Board of Kingsway Arms Retirement Residences Inc. from August 2011 through May 2015. Prior to 2010 he served as an officer - director of other public companies including HyDrive Technologies Inc., Luxell Technologies Inc., XGen Ventures Inc., Ontex Resources Ltd  and Leader Capital Corp.  He is President of Lamerac Financial Corp., a financial advisory firm, and has held that position since October 1988. Mr. Amadori is a Chartered Professional Accountant and holds an MBA from the Ivey School of Business. He received his ICD.D designation from the Rotman School of Business in 2010.

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

B. Compensation

	Annual			Long-Term
	Compensation			Compensation
				Awards
	Fiscal	Salary	Bonus	Other Annual	Securities
Name and	Year	(US$)	(US$)	Compensation	Under Options
Principal Position				(US$)	Granted (#)
Joseph Fuda	2022	92,902	-	-	-
Chief Executive Officer	2023	141,120	-	22,712	340,000
	2024	36,919	-	-	-
Dan Amadori	2022	40,615	-	-	-
Chief Financial Officer	2023	63,769	-	22,712	340,000
	2024	40,904	-	-	-
Oliver Nepomuceno	2022	-	-	-	-
Director	2023	-	-	22,044	330,000
	2024	-	-	-	-
Alex Dey	2022	-	-	-	-
Director	2023	9,896	-	22,044	330,000
	2024	-	-	-	-

Options are offered to directors, executive officers, and employees to purchase our common shares at an exercise price equal to or above the market price for the common shares at the date that the options are granted. These options are approved by the Compensation Committee. None of the directors have agreements that provide for benefits. No options were granted in 2024.  In 2023 1,340,000 options were granted to directors and officers.  The weighted average exercise price was $0.06 per share. No stock options were granted to directors or officers in 2022.

C. Board Practices:

All matters pertaining to our financing, contractual arrangements and Management and Director compensation are approved by the Board of Directors. The members of the Board of Directors are appointed to a one-year term at our Annual Meeting or until such time as the next annual general meeting of shareholders is held.

Our Board of Directors meets on an as required basis during the fiscal year. Our Board of Directors did not meet in person in 2024. The Board was convened informally as of each quarter end.

Our Audit Committee met regularly during fiscal 2024 for the purpose of approving and recommending to the Board the quarterly financial statements and our yearend financial statements. In addition, our Audit Committee receives regular periodic reports from management.

Our Compensation Committee met as part of our audit committee meetings in 2024; it receives regular reports from management. Our Compensation Committee approves management and director compensation and all stock option grants for recommendation to the Board of Directors.

The Company held its Annual Meeting on Monday, April 22, 2024 for the fiscal years ending 2020, 2021, 2022 and 2023.  At the meeting, the incumbent of directors - Joseph Fuda, Alex Dey and Oliver Nepomuceno were reelected to our Board of Directors.

Audit Committee

The Board of Directors has appointed an Audit Committee consisting of two independent directors. The members of the Audit Committee are Alex Dey (Chairman) and Oliver Nepomuceno, each of whom serves in such capacity until the Board of Directors' next annual meeting. The Audit Committee is responsible for the integrity of our internal accounting and control systems. The committee receives and reviews our financial statements and makes recommendations thereon to the Board of Directors prior to its approval by the full Board of Directors. The Audit Committee communicates directly with our external auditors in order to discuss audit and related matters whenever appropriate. The Audit Committee met formally in January, February, June and September 2024.

Compensation Committee

The Board of Directors has appointed a Compensation Committee which meets on executive compensation matters as and when required. Our Compensation Committee includes Oliver Nepomuceno and Alex Dey as outside directors. The Compensation Committee did not meet separately in 2024 as both members also serve on the Audit Committee.

Disclosure Committee

The Board of Directors has appointed a Disclosure Committee whose primary responsibility is to ensure timely and accurate disclosure of all relevant information in accordance with the various securities regulations. Our Disclosure Committee includes Joseph Fuda, the Company's CEO, and Alex Dey, an outside director.

D. Employees

We have three employees, one of which serves in a management capacity and two of which serve in an administrative capacity.  This includes Mr. Fuda, the Chief Executive Officer and President, and two support staff, all of whom work from our executive offices in Toronto, Canada.  Mr. Amadori, our CFO, provides services through his management company. All research and development is outsourced to third parties. We consider our relations with our employees to be satisfactory.  Our Controller resigned in February 2023 and has been replaced through a third-party service provider.

E. Share Ownership

NAME	COMMON SHARES OWNED[1]	OPTIONS HELD	OPTION EXERCISE PRICE	OPTION EXPIRATION DATE	% OF TOTAL [2]
Joseph Fuda Chief Executive Officer and Director	2,074,335	1,500,000 400,000 340,000	$0.05 $0.07 $0.07	11/13/2025 10/08/2026 03/20/2028	0.75% (4,314,335)
Dan Amadori Chief Financial Officer	1,123,857[3]	1,500,000 400,000 340,000	$0.05 $0.07 $0.07	11/13/2025 10/08/2026 03/20/2028	0.59% (3,363,857)
Oliver Nepomuceno Director	1,078,572	500,000 100,000 330,000	$0.05 $0.07 $0.07	11/13/2025 10/08/2026 03/20/2028	0.35% (2,008,572)
Alex Dey Director	899,795	500,000 100,000 330,000	$0.05 $0.07 $0.07	11/13/2025 10/08/2026 03/20/2028	0.32% (1,829,795)

1. Common shares beneficially owned as of the date of this Annual Report.

2. Calculated based on common shares owned plus options held as a percentage total of common shares outstanding as of the date of this Annual Report, plus options held.

3. 215,716 common shares are held by a corporation controlled by Mr. Amadori.

4. 254,863 common shares are held by a corporation wholly owned by Mr. Dey.

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

F. Disclosure of a Registrant's Actions to Recover Erroneously Awarded Compensation.

Not Applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders:

To our knowledge, no shareholder holds greater than 5% of the common shares outstanding of the Company. As of the date of this Annual Report, approximately 45% of the issued and outstanding common shares are held by Canadian investors; approximately 48 of the issued and outstanding shares are held by U.S. investors; and approximately 7% are held by investors outside of Canada and the U.S.

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

B. Related Party Transactions:

The Company reports the following related party transactions:

(a) Management and consulting fees:

Included in professional fees, other fees and salaries as reported are management fees and consulting fees paid or payable to individuals (or Companies controlled by such individuals) who served as officers, directors, and employees of the Company. The total compensation paid to such parties is summarized as follows:

	2024	2023	2022
Cash Compensation	$77,823	$214,914	$133,517
Stock based compensation	-	82,946	-
	$77,823	$297,860	$133,517

The cash compensation paid in 2024 included $40,904 to our CFO, Dan Amadori (2023: $69,990) and $36,919 to our CEO, Joseph Fuda (2023: $147,242).

C. Interests of Experts and Counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Our consolidated financial statements for the years ended October 31, 2024, 2023 and 2022 have been prepared in accordance with IFRS.

We have never paid a dividend on our securities. We do not anticipate paying dividends in the foreseeable future.

B. Significant Changes

Significant Changes since October 31, 2024, are as presented in Note 22 to the Company's Consolidated Financial Statements. See "Item 18 - Financial Statements".

ITEM 9. THE OFFER AND LISTING

Our common shares are quoted in the United States on the OTCQB under the symbol "MMTIF". Our common shares are traded in Canada on the Canadian Securities Exchange under the symbol "MRM".

On February 26, 2025, the last reported sale price for our common shares on the OTCQB was $0.053

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Our authorized capital consists of an unlimited number of common shares, of which 572,985,698 shares were issued and outstanding as of October 31, 2024, and 2,000,000 special, redeemable, voting preference shares, referred to herein as special shares, none of which were outstanding, as of October 31, 2024.

Additionally, the Company has 8,750,000 stock options outstanding with a weighted average exercise price of $0.06 per share (2023: 9,775,000 options outstanding with a weighted average exercise price of $0.06 per share).

B. Memorandum and Articles of Incorporation

Articles of Incorporation
Details and Objects of Micromem Technologies Inc.

Micromem Technologies Inc. was incorporated under the laws of the Province of Ontario, Canada, on October 21, 1985, as Mine Lake Minerals Inc. We subsequently changed our name to Avanti Capital Corp. by filing Articles of Incorporation of Amendment on June 23, 1988, and to AvantiCorp International Inc. on April 30, 1992 before becoming Micromem Technologies Inc. on January 14, 1999. The Articles of Incorporation place no restrictions on the nature of the business to be carried on by Micromem.

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

C. Material Contracts

None.  The agreements referred to in Item 4.B - Business Overview - Equity Financing Transaction are in the ordinary course of business.

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

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of our common shares that is, for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are brokers or dealers in securities or currencies or are traders in securities that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own our common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired our common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold our common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships and other pass-through entities (and investors in such partnerships and entities); (i) are S corporations (and shareholders therein); (j) are subject to special tax accounting rules; (k) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of our outstanding shares; (l) are U.S. expatriates or former long-term residents of the U.S.; or (m) hold our common shares in connection with a trade or business, permanent establishment, or fixed base outside the United States. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, state, local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of our common shares.

If an entity or arrangement that is classified as a partnership (or other pass-through entity) for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax consequences to such entity or arrangement and the owners of such entity or arrangement generally will depend on the activities of such entity or arrangement and the status of such partners (or other owners). This summary does not address the tax consequences to any such entity or arrangement or partner (or other owner). Partners (or other owners) of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal, state, local, and non-U.S. tax consequences arising from and relating to the acquisition, ownership, and disposition of our common shares.

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

Under certain attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate share of any of our subsidiaries which are also PFICs (each, a "Subsidiary PFIC"), and will generally be subject to U.S. federal income tax as discussed below under the heading "Default PFIC Rules Under Section 1291 of the Code" on their proportionate share of any (i) distribution on the shares of a Subsidiary PFIC and (ii) disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of our common shares are made. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of our common shares.

Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the purchase of common shares and the acquisition, ownership, and disposition of our common shares will depend on whether such U.S. Holder makes an election to treat us as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or makes a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election") with respect to our common shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election (a "Non-Electing U.S. Holder") will be subject to tax as described below.

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

Distributions on Common Shares

We do not anticipate paying dividends with respect to our common shares in the foreseeable future. A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current and accumulated "earnings and profits", as computed under U.S. federal income tax principles. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates we are a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds our current and accumulated "earnings and profits", such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in our common shares and thereafter as gain from the sale or exchange of such common shares (see "Sale or Other Taxable Disposition of Common Shares" below). However, we may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may be required to assume that any distribution by us with respect to our common shares will constitute ordinary dividend income. Dividends received on our common shares generally will not be eligible for the "dividends received deduction" generally applicable to corporations. Subject to applicable limitations and provided we are eligible for the benefits of the Canada-United States Income Tax Convention (1980), or our common shares are readily tradable on a United States securities market, dividends paid by us to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that we not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

Additional Tax Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency or on the sale, exchange or other taxable disposition of our common shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt or, if applicable, the date of settlement if the common shares are traded on an established securities market (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on our common shares will be treated as foreign-source income, and generally will be treated as "passive category income" or "general category income" for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of Common Shares generally will be United States source gain or loss. Certain U.S. Holders that are eligible for the benefits of the Treaty may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to taxes paid or accrued (the "Foreign Tax Credit Regulations") impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. to D.

None.

E.

Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of October 31, 2024. Based on management's evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of October 31, 2024, our disclosure controls and procedures were effective in that they were designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in our reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Exchange Act Rule 13a-15(e) also states that disclosure controls and procedures are designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of Micromem's internal control over financial reporting as of October 31, 2024. In making this assessment, they used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment the Chief Executive Officer and Chief Financial Officer have concluded that, as of October 31, 2024, our internal control over financial reporting were effective.

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

	2024	2023
Audit Fees	$98,000	$87,500
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-

Audit Fees

In 2024 we incurred $98,000 and in 2023 we incurred $87,500, in audit fees to MNP LLP.

Audit Related Fees

In 2024 and 2023 we paid $nil in audit-related fees.

Tax Fees

We paid $5,000 in 2024 and $5,000 in 2023, of tax-related fees for services to Chiampou Travis LLP.

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

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16J. Insider Trading Policies

The Company has adopted insider trading policies and procedures (the "Insider Trading Policy") that govern the purchase, sale, and other dispositions of the Company's securities by directors, officers, employees and consultants that are designed to promote compliance with applicable insider trading laws, rules and regulations, and any other securities legislation applicable to the Company. The Insider Trading Policy is filed hereto as Exhibit 11.1 to this Annual Report.

ITEM 16K. Cybersecurity

Cybersecurity Risk Management and Strategy

We engage an independent consultant who monitors all of our information technology (the "IT Consultant") related issues and who helps identify, assess, and manage cybersecurity risks relevant to the Company's business.  To date we are not aware of any material cybersecurity incidents that have occurred.

Our internal process for overseeing cybersecurity threats is supervised by the Chair of the Audit Committee, working in tandem with our Chief Financial Officer, who interact on a regular basis, including periodically reporting cybersecurity risks and any material cybersecurity incidents as needed.  Our Audit Committee and Board of Directors review our cybersecurity procedures as part of our regulatory reporting at each quarter end. The IT consultant also monitors the prevention, detection, mitigation and remediation of cybersecurity risks and incidents through various means, which may include threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged, and alerts and reports produced by security tools deployed in the IT environment.

Cybersecurity Governance

The Audit Committee members and our Chief Financial Officer have sufficient expertise (finance and operational) to assess the risk related to a cybersecurity matter, along with experts from the IT Consultant that will provide analysis on any security matters.

In Fiscal 2024, the Company did not experience any "cybersecurity threat" (as defined in Item 106(a) of Regulation S-K) or "cybersecurity incident" (as defined in Item 106(a) of Regulation S-K) that materially affected or was reasonably likely to materially affect the Company's business strategy, results of operations or financial condition.

PART III

ITEM 17. Financial Statements

See Item 18.

ITEM 18. Financial Statements

The Consolidated Financial Statements and schedules appear on pages F-1 through F-28 of this Annual Report and are incorporated herein by reference. Our audited financial statements as prepared by our management and approved by the Board of Directors include:

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

Micromem Technologies Inc.

Consolidated Financial Statements

For the years ended October 31, 2024, 2023 and 2022

(Expressed in United States Dollars)

Micromem Technologies Inc.

Consolidated Financial Statements

For the years ended October 31, 2024, 2023 and 2022

(Expressed in United States Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Micromem Technologies Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Micromem Technologies Inc. (the "Company") as of October 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, changes in shareholders' deficiency, and cash flows for each of the years in the three-year period ended October 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of October 31, 2024 and 2023, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended October 31, 2024, in conformity with IFRS® Accounting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses and comprehensive losses, negative cash flows from operations and has a net working capital deficiency which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. This matter is also described in the "Critical Audit Matters" section of our report.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Going Concern

Critical Audit Matter Description

As described in Note 2, the Company's operations are mainly funded with debt financing, which is dependent upon many external factors and may be difficult to raise when required. The Company may not have sufficient cash to fund its operations, and therefore, will require additional funding, which if not raised, may result in the delay, postponement or curtailment of some or all of its activities. Management has prepared future cash flow forecasts, which involves judgment and estimation of key variables, such as planned capital expenditures, revenue, production volumes and market conditions. Future economic conditions and effects of key events subsequent to the year end, such as debt financing, also impacted management's judgments and estimates. We identified the Company's ability to continue as a going concern as a critical audit matter because auditing the Company's going concern assessment is complex and involves a high degree of auditor judgment to assess the reasonableness of the cash flow forecasts, planned refinancing actions and other assumptions used in the Company's going concern analysis. This matter is also described in the "Material Uncertainty Related to Going Concern" section of our report.

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

• We assessed the adequacy of the going concern disclosures included in Note 2 of the consolidated financial statements and consider these to appropriately reflect the assessments that management has performed.

Valuation of Financial Instruments

Critical Audit Matter Description

As described in Note 11 to the consolidated financial statements, for the year ended October 31, 2024, the Company has various convertible debentures some of which result in the recognition of derivative liabilities or equity components. Management measured the fair value of the embedded derivative liability and the fair value of host loans using valuation techniques that require management to make several assumptions related to the inputs into those models. Auditing management's fair value calculations was challenging due to the complexity of accounting for the instruments, the related valuation models and the inputs into those models, which are highly sensitive to changes, such as volatility, risk free rates, variable conversion price and discount rate.

Audit Response

We responded to this matter by performing procedures over valuation of debt instruments. Our audit work in relation to this included, but was not restricted to:

• We obtained and reviewed management's calculations related to the financial instruments, including the assessment of the conversion features and the valuation methodology.

• We obtained signed copies of all agreements, including renewals, conversions and any new issuances and confirmed the balances and terms for a sample of the financial instruments.

• We obtained support for cash receipts related to a sample of newly issued financial instruments and cash disbursements related to a sample of repayments, and, for a sample of conversions, obtained support such as conversion notices and share issuances as confirmed with the transfer agent.

1 Adelaide Street East, Suite 1900, Toronto, Ontario, M5C 2V9 1.877.251.2922 T: 416.596.1711 F: 416.596.7894 MNP.ca

• We involved internal professionals with specialized skills and knowledge to assist in developing an independent implied interest rate range for a similar liability without a convertible feature and to assess the prepayment option embedded in the loans.

• We tested the mathematical accuracy of the valuation model and agreed certain inputs including volatility, risk free rates, variable conversion rates and discount rate to underlying source information.

Chartered Professional Accountants

Licensed Public Accountants

February 25, 2025

Toronto, Canada

We have served as the Company's auditor since 2017

1 Adelaide Street East, Suite 1900, Toronto, Ontario, M5C 2V9 1.877.251.2922 T: 416.596.1711 F: 416.596.7894 MNP.ca

Micromem Technologies Inc.
Consolidated Statements of Financial Position
As at October 31, 2024 and October 31, 2023
(Expressed in United States dollars)

		As at	As at
	Notes	October 31, 2024	October 31, 2023
Assets
Current
Cash	23	$125,705	$31,584
Prepaid expenses and other receivables	21 (d)	141,736	103,999
Total current assets		267,441	135,583
Property and equipment	7	15,272	32,767
Total assets		$282,713	$168,350

Liabilities
Current
Trade payables and other liabilities	20(b), 23(d)	$336,575	$209,285
Deposit liability	21(d)	63,000	63,000
Current lease liability	10	11,980	17,036
Debenture payable	8	37,389	37,509
Convertible debentures	11,23	3,853,273	3,548,059
Derivative liabilities	11,23	1,570,675	1,079,393
Warrant liabilities	12	1,087,997	-
Total current liabilities		6,960,889	4,954,282
Non-current lease liability	10	-	12,018
Long-term loan	9	44,806	43,254
Total liabilities		7,005,695	5,009,554

Shareholders' Deficiency
Share capital	13	91,678,279	90,471,712
Contributed surplus		27,288,183	24,868,843
Equity component of convertible debentures	11	696,671	3,220,473
Accumulated deficit		(126,386,115)	(123,402,232)
Total shareholders' deficiency		(6,722,982)	(4,841,204)
Total liabilities and shareholders' deficiency		$282,713	$168,350

Going concern	2
Commitments and Contingencies	21
Subsequent events	24

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board of Directors:

"Joseph Fuda"	"Alex Dey"
Director	Director

Micromem Technologies Inc.
Consolidated Statements of Operations and Comprehensive Loss
For the years ended October 31, 2024, 2023, and 2022
(Expressed in United States dollars)

		Years ended October 31,
	Notes	2024	2023	2022

Operating expenses
General and administrative	16(a)	146,636	148,616	185,366
Professional, other fees and salaries	16(b)	391,406	610,052	647,710
Stock-based compensation	15	6,517	217,965	41,484
Travel and entertainment		37,631	63,360	59,504
Depreciation of property and equipment	7	16,492	16,492	25,878
Amortization of patents		-	-	3,877
Foreign exchange (gain)		(21,404)	(62,613)	(176,477)
Total operating expenses		577,278	993,872	787,342

Other expenses (income)
Accretion expense	11	272,501	279,834	1,179,603
Interest expense	9,11	604,664	540,929	469,425
Other finance expenses	8,10,13	24,227	86,352	13,233
Loss on revaluation of warrant liabilities	12	826,393	-	-
Loss on debt settlement	13	118,784	-	-
Loss (gain) on revaluation of derivative liabilities	11	78,915	(658,503)	(409,607)
Loss on conversion of convertible debentures	11	45,535	21,120	94,326
Loss (gain) on repayment of convertible debentures	11	62,253	27,243	(47,877)
Loss on extinguishment of convertible debentures	11	452,248	1,400,823	200,650
Total other expenses		2,485,520	1,697,798	1,499,753

Loss before income tax provision		(3,062,798)	(2,691,670)	(2,287,095)
Income tax provision	19	-	-	-
Net loss and comprehensive loss		$(3,062,798)	$(2,691,670)	$(2,287,095)

Weighted average number of outstanding shares, basic and diluted	17	529,474,454	490,310,376	451,177,796

Loss per share, basic and diluted	17	$(0.01)	$(0.01)	$(0.01)

The accompanying notes are an integral part of these consolidated financial statements.

Micromem Technologies Inc.
Consolidated Statements of Changes in Shareholders' Deficiency
For the years ended October 31, 2024, 2023, and 2022
(Expressed in United States dollars)

					Equity component
		Number of	Share	Contributed	of convertible	Accumulated
	Notes	shares	capital	surplus	debentures	deficit	Total

Balance at November 1, 2021		435,737,734	$86,815,836	$28,197,382	$14,004	$(118,498,500)	$(3,471,278)

Private placements of shares for cash	13	5,012,450	207,588	-	-	-	207,588
Share issuance costs	13	-	(25,591)	-	-	-	(25,591)
Convertible debentures converted into common shares	11	26,443,820	764,432	-	-	-	764,432
Shares issued on settlement of accounts payable	13	413,674	22,460	-	-	-	22,460
Expiry of convertible debenture conversion option	11	-	-	1,258,388	(1,258,388)	-	-
Renewal of convertible debentures	11	-	-	(2,037,524)	2,037,524	-	-
Stock-based compensation	15	-	-	41,484	-	-	41,484
Net loss and comprehensive loss		-	-	-	-	(2,287,095)	(2,287,095)

Balance at October 31, 2022		467,607,678	$87,784,725	$27,459,730	$793,140	$(120,785,595)	$(4,748,000)

Private placements of shares for cash	13	9,864,500	535,525	-	-	-	535,525
Share issuance costs	13	-	(25,586)	-	-	-	(25,586)
Convertible debentures converted into common shares	11	30,346,660	1,742,226	-	(85,804)	-	1,656,422
Exercise of stock options	15	2,550,000	434,822	(220,682)	-	-	214,140
Expiry of stock options		-	-	(75,033)	-	75,033	-
Expiry of convertible debenture conversion option	11	-	-	793,139	(793,139)	-	-
Renewal of convertible debentures	11	-	-	(3,306,276)	3,306,276	-	-
Stock-based compensation	15	-	-	217,965	-	-	217,965
Net loss and comprehensive loss		-	-	-	-	(2,691,670)	(2,691,670)

Balance at October 31, 2023		510,368,838	$90,471,712	$24,868,843	$3,220,473	$(123,402,232)	$(4,841,204)

Private placements of shares for cash	13	24,478,227	439,155		-	-	439,155
Cash share issuance costs	13	-	(24,520)	-	-	-	(24,520)
Broker warrants issued	14	-	(3,909)	3,909	-	-	-
Shares issued on settlement of accounts payable	13	1,333,333	79,167	-	-	-	79,167
Convertible debentures converted into common shares	11,18	36,805,300	716,674	-	(35,973)	-	680,701
Expiry of stock options		-	-	(78,915)	-	78,915	-
Expiry of convertible debenture conversion option	11	-	-	3,220,473	(3,220,473)	-	-
Renewal of convertible debentures	11	-	-	(732,644)	732,644	-	-
Stock-based compensation	15	-	-	6,517	-	-	6,517
Net loss and comprehensive loss		-	-	-	-	(3,062,798)	(3,062,798)

Balance at October 31, 2024		572,985,698	$91,678,279	$27,288,183	$696,671	$(126,386,115)	$(6,722,982)

The accompanying notes are an integral part of these consolidated financial statements.

Micromem Technologies Inc.
Consolidated Statements of Cash Flows
For the years ended October 31, 2024, 2023, and 2022
(Expressed in United States dollars)

		Years ended October 31,
	Notes	2024	2023	2022
Operating activities
Net loss		$(3,062,798)	$(2,691,670)	$(2,287,095)
Items not affecting cash:
Depreciation of property and equipment	7	16,492	16,492	25,878
Amortization of patents		-	-	3,877
Accretion expense	11	272,501	279,834	1,179,603
Accrued interest	9,11	531,797	471,596	368,280
Stock-based compensation	15	6,517	217,965	41,484
Loss on revaluation of warrant liabilities	12	826,393	-	-
Loss on debt settlement	13	118,784	-	-
Loss on conversion of convertible debentures	11,18	45,535	21,120	94,326
Loss (gain) on repayment of convertible debentures	11,18	62,253	27,243	(47,877)
Loss (gain) on revaluation of derivative liabilities	11,18	78,915	(658,503)	(409,607)
Loss on extinguishment of convertible debentures	11,18	388,985	1,400,823	200,650
Foreign exchange (gain) loss		(30,539)	(67,031)	(136,336)
		(745,165)	(982,131)	(966,817)
Net changes in non-cash working capital:
Prepaid expenses and other receivables		(37,737)	(85,799)	5,807
Deposit liability		-	63,000	-
Trade payables and other liabilities		156,978	(78,290)	(36,021)
Cash flows used in operating activities		(625,924)	(1,083,220)	(997,031)

Investing activity
Purchase of property and equipment	7	-	(2,044)	-
Cash flows used in investing activity		-	(2,044)	-

Financing activities
Principal payments on lease liability	10	(17,381)	(15,609)	(25,317)
Proceeds from private placements of shares and warrants	13	631,456	535,525	207,588
Share issuance costs	13	(24,520)	(25,586)	(25,591)
Proceeds from the exercise of options	15	-	214,140	-
Proceeds from issuance of convertible debentures	11,18	417,950	645,151	765,671
Repayments of convertible debentures	11,18	(287,460)	(270,000)	(63,490)
Cash flows provided by financing activities		720,045	1,083,621	858,861

Net change in cash		94,121	(1,643)	(138,170)
Cash - beginning of period		31,584	33,227	171,397
Cash - end of period		$125,705	$31,584	$33,227

Supplemental cash flow information
Interest paid on convertible-debt (classified in operating activities)	11	$72,867	$64,679	$88,465
Interest converted on convertible-debt (classified in operating activities)	11	$52,772	$238,859	$12,680
Repayment penalties paid on convertible-debt (classified in operating activites)	11	$63,263	$-	$-
Interest paid on non-convertible debt (classified in operating activities)	8	$9,081	$9,170	$9,604
Interest on lease liability (classified in operating activities)	10	$1,820	$3,323	$3,629
Cash share issuance costs (classified in operating activities)	13	$13,326	$-	$-
Carrying amount of convertible debentures converted into common shares	18	$716,674	$1,742,226	$764,432
Shares issued on settlement of accounts payable	13	$29,687	$-	$22,460
ROU asset and lease liability recognized	10	$-	$-	$48,408

The accompanying notes are an integral part of these consolidated financial statements.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2024, 2023, and 2022
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

The Company develops, based upon proprietary technology, customized sensor applications for companies (referred to as "Development Partners") operating internationally in various industry segments. The Company has not generated commercial revenues through October 31, 2024 and is devoting substantially all its efforts to securing commercial revenue opportunities.

2. Going concern

These consolidated financial statements have been prepared with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast substantial doubt about the Company's ability to continue as a going concern and ultimately on the appropriateness of the use of the accounting principles applicable to a going concern. During the year ended October 31, 2024, the Company reported a net loss and comprehensive loss of $3,062,798 (2023 - $2,691,670, 2022 - $2,287,095) and negative cash flow from operations of $625,924 (2023 - $1,083,220, 2022 - $997,031). The Company's working capital deficiency as at October 31, 2024 was $6,693,448 (October 31, 2023 - $4,818,699).

The Company's success depends on the profitable commercialization of its proprietary sensor technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company's planned operations through fiscal 2025; however, the ability of the Company to continue as a going concern is dependent upon its ability to secure additional financing and/or to profitably commercialize its technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology, or will be able to secure the necessary additional financing. These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern. If the going concern assumption was not appropriate for these consolidated financial statements then adjustments could be necessary to the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used; in such cases, these adjustments could be material.

3. Basis of presentation

These consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board ("IFRS") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC"). The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

These consolidated financial statements were authorized for issuance and release by the Company's Board of Directors on February 25, 2025.

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
For the years ended October 31, 2024, 2023, and 2022
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

(i) Fair value of options, warrants and conversion features

The Company makes estimates and utilizes assumptions in determining the fair value for stock options, warrants, and conversion features based on the application of option pricing valuation models, as detailed in Note 11, depending on the circumstances. These pricing models require management to make various assumptions and estimates that are susceptible to uncertainty, including the volatility of the share price, expected dividend yield, expected term, risk-free interest rate, and exercise price.

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

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2024, 2023, and 2022
(Expressed in United States dollars, unless otherwise noted)

4. Summary of material accounting policies

The material accounting policies applied to the preparation of these consolidated financial statements are set out below:

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

(b) Financial instruments

All financial instruments are initially recorded at fair value at the time they are entered into. The Company aggregates its financial instruments in accordance with IFRS 9, Financial Instruments , into classes based on their nature and characteristics. Management determines the classification when the instruments are initially recognized, which is normally the date of the transaction. The Company's accounting policy for each class of financial instruments is as follows:

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

Financial instruments in this category are initially recognized at fair value plus directly attributable transaction costs. Subsequently, these instruments are measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial instrument and of allocating interest over the relevant period. The effective interest rate is the rate that discounts estimated future cash receipts through the expected life of the financial instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition. Financial assets are adjusted for any expected credit losses ("ECLs").

Financial assets in this category include cash and other receivables. Financial liabilities in this category include trade payables and other liabilities, debenture payable, convertible debentures and long-term loan.

(ii) Fair value through profit or loss ("FVTPL")

This category includes derivative instruments and debt instruments whose cash flow characteristics fail the SPPI criterion or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell. These financial instruments are initially recognized at fair value; all transaction costs are recognized immediately in profit or loss. Subsequently, these instruments are recognized at fair value at each reporting date. Any changes in fair value, and gains or losses upon disposition of the financial instruments are recognized in profit or loss. Financial liabilities in this category include the derivative liabilities and warrant liabilities.

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

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2024, 2023, and 2022
(Expressed in United States dollars, unless otherwise noted)

4. Summary of material accounting policies (continued)

(c) Convertible debentures and derivative liabilities (continued)

(i) Initial recognition

For convertible debentures which provide conversion into a fixed number of shares, the liability component is recognized initially at the fair value of a similar, non convertible liability. The equity component is recognized as the difference between the fair value of the instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

For convertible debentures which provide conversion into a variable number of shares or into a fixed number of shares for a variable amount of consideration, the conversion option is accounted for as an embedded derivative, which is separated from the host contract. Upon initial recognition, the derivative liability is valued at fair value using an option pricing model, as detailed in Note 11. The carrying amount of the convertible debenture is recognized as the difference between the fair value of the instrument as a whole and the fair value of the derivative liability. Any directly attributable transaction costs are allocated to the derivative liability and host contract in proportion to their initial carrying amounts.

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

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. In these consolidated financial statements, derivative liabilities and warrant liabilities are included in this category.

Level 3 - valuation techniques using the inputs for the asset or liability that are not based on observable market data. There are no assets or liabilities in this category in these consolidated financial statements.

When one is available, the Company measures the fair value of an instrument using the quoted price in an active market for that instrument.

A market is regarded as "active" if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis. If there is no quoted price in an active market, then the Company uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

The derivative liabilities and warrany liabilities are measured at fair value on a recurring basis and categorized as level 2 in the fair value hierachy. The fair value of the derivative liabilities and warrant liabilities at October 31, 2024 are $1,570,675 and $1,087,997 (2023 - $1,079,393 and $nil). See note 11 (c) and note 12.

The Company's policy for determining when transfers between levels of fair value hierarchy occur is based on the date of the event or changes in circumstances that caused the transfer. During the years ended October 31, 2024 and 2023, there were no transfers between levels.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2024, 2023, and 2022
(Expressed in United States dollars, unless otherwise noted)

4. Summary of material accounting policies (continued)

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

(g) Development costs

Research costs are expensed in the period incurred. Development costs are expensed as incurred unless they meet the criteria for capitalization. Expenditures during the development phase are capitalized if the Company can demonstrate each of the following criteria: (i) the technical feasibility of completing the asset so that it will be available for use or sale, (ii) its intention to complete the asset and use or sell it, (iii) its ability to use or sell the asset, (iv) how the asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the asset, and (vi) its ability to measure reliably the expenditure attributable to the asset during its development; otherwise, these costs are expensed as incurred. Costs to be recovered from development partners are recorded to development costs receivable. Payments received from development partners on projects are recorded to income as a recovery of costs incurred and reduce the outstanding receivable. There were no development costs incurred or recovery of such costs in 2024, 2023, or 2022.

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

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2024, 2023, and 2022
(Expressed in United States dollars, unless otherwise noted)

4. Summary of material accounting policies (continued)

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
For the years ended October 31, 2024, 2023, and 2022
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

(b) Amendment to IFRS 9, Financial Instruments and IFRS 7,Financial Instruments - Disclosures, Issued but not yet effective

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments - Disclosures. The amendments clarify the derecognition of financial liabilities and introduces an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system. The amendments also clarify how to asses the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG)- linked features and other similar contingent features and the treatment of non-recourse assets and contractually linked instruments (CLIs). Further, the amendments mandate additional disclosures in IFRS 7 for financial instruments with contingent features and equity instruments classified at FVOCI. The amendments are effective for annual periods starting on or after January 1, 2026. Retrospective application is required and early adoption is permitted.

(c) IFRS 18 Presentation and Disclosure in Financial Statements, Issued but not yet effective

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. The new standards replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new categories and required subtotals in the statement of profit and loss and also requires disclosure of management-defined performance measures. It also includes new requirements for the location, aggregation and disaggregation of financial information. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements. Retrospective application is required and early adoption is permitted.

(d) Amendment to IFRS 10, Consolidated Financial Statements and IAS 28, Investments in Associates and Joint Ventures, Issued but not yet effective

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

6. Patents

	As at			As at
	November 1,			October 31,
	2023	Additions	Disposals	2024
Cost	$681,288	$-	$-	$681,288
Accumulated amortization	681,288	-	-	681,288
Net book value	$-	$-	$-	$-

	As at			As at
	November 1,			October 31,
	2022	Additions	Disposals	2023
Cost	$681,288	$-	$-	$681,288
Accumulated amortization	681,288	-	-	681,288
Net book value	$-	$-	$-	$-

The Company holds several patents in the United States for its Multimodal Fluid Condition Sensor Platform. The patents are fully amortized as at October 31, 2024 and 2023.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2024, 2023, and 2022
(Expressed in United States dollars, unless otherwise noted)

7. Property and equipment

	As at			As at
	November 1,			October 31,
	2023	Additions	Foreign exchange	2024
Cost
Computers	$9,510	$-	$-	$9,510
Right-of-use assets	48,408	-	-	48,408
	57,918	-	-	57,918
Accumulated depreciation
Computers	4,981	1,289	$70	$6,340
Right-of-use assets	20,170	15,203	933	36,306
	25,151	16,492	1,003	42,646

Net book value	$32,767			$15,272

	As at			As at
	November 1,			October 31,
	2022	Additions	Foreign exchange	2023
Cost
Computers	$7,466	$2,044	$-	$9,510
Right-of-use assets	48,408	-	-	48,408
	55,874	2,044	-	57,918

Accumulated depreciation
Computers	3,748	1,148	85	4,981
Right-of-use assets	4,034	15,344	792	20,170
	7,782	16,492	877	25,151

Net book value	$48,092			$32,767

8. Debenture payable

The Company issued a debenture on March 17, 2020, with a principal amount of $51,500 CAD ($37,126 USD) and an original maturity date of June 17, 2020. The debenture's maturity date was extended by six month intervals on June 17, 2020, December 17, 2020, June 17, 2021, December 17, 2021, June 17, 2022, December 17, 2022, June 17, 2023, December 17, 2023 and June 17, 2024. The most recent extension on June 17, 2024 extended the debenture to December 17, 2024. The extension of the debenture's maturity date resulted in a substantial modification of the existing terms of the debenture and accordingly was accounted for as an extinguishment. The debenture bears interest at a rate of 24% and is unsecured. At October 31, 2024, the debenture had an outstanding balance of $37,389 ($52,031 CAD) (October 31, 2023 - $37,509 ($52,031 CAD)). During the year ended October 31, 2024, total interest expense of $9,081 (2023 - $9,170, 2022 - $9,604) was recognized in the consolidated statement of operations and comprehensive loss. As at the date of these consolidated financial statements were approved for issuance, the loan was not repaid.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2024, 2023, and 2022
(Expressed in United States dollars, unless otherwise noted)

9.  Long-term loan

The Company was granted a $60,000 CAD ($44,806 USD) unsecured, interest-free loan from the Government of Canada under the Canada Emergency Business Account ("CEBA") program to cover its operating costs (the "CEBA Loan"). If the Company were to have repaid $40,000 CAD ($29,871 USD) of the aggregate amount advanced on or before January 18, 2024, the repayment of the remaining $20,000 CAD would have been forgiven. The balance was not paid by January 18, 2024, and as a result, on January 19, 2024 the CEBA loan was converted to a 3-year term loan, bearing interest at 5% per annum, paid monthly. The total principal balance plus any accrued and unpaid interest is payable in full on December 31, 2026. The amount of interest expense incurred during the year ended October 31, 2024 is $1,764 (2023 - $nil).

The continuity of the long-term loan is summarized as follows:

Balance, October 31, 2022	$43,796
Foreign exchange	(542)
Balance, October 31, 2023	$43,254
Accrued interest	1,764
Foreign exchange	(212)
Balance, October 31, 2024	$44,806

The following represents a maturity analysis of the Company's undiscounted contractual loan obligations as at October 31, 2024:

USD
Less than one year	$2,156
Between one and five years	$45,632

10. Leases

(a) As a lessee

The lease obligation relates to the use of office space in Toronto, Ontario. The lease agreement has a term of August 1, 2022 to July 31, 2025. The present value of the lease obligation was calculated using a discount rate of 9%.

The lease liability is summarized as follows:

Balance, October 31, 2021	$24,788
New lease agreement	48,408
Interest expense	3,629
Lease payments	(28,946)
Foreign exchange	(3,095)
Balance, October 31, 2022	44,784
Interest expense	3,323
Lease payments	(18,932)
Foreign exchange	(121)
Balance, October 31, 2023	29,054
Interest expense	1,820
Lease payments	(19,201)
Foreign exchange	307
Balance, October 31, 2024	$11,980

The following represents a maturity analysis of the Company's undiscounted contractual lease obligations as at October 31, 2024:

USD
Less than one year	$12,873

(b) As a lessor

The Company sub-leases a portion of its office space under a lease agreement for a term of three years, expiring July 31, 2025. The sub-lease is classified as an operating lease because it does not transfer substantially all of the risks and rewards incidental to ownership of the asset.

For the year ended October 31, 2024, the Company recognized a total of $17,205 (2023 - $17,682, 2022 - $19,076) as rental income which has been recorded as a reduction to general and administrative expenses on the consolidated statement of operations and comprehensive loss.

The following represents a maturity analysis of the Company's lease payments to be received after October 31, 2024:

USD
Less than one year	$12,780

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2024, 2023, and 2022
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

During the year ended October 31, 2024, the Company incurred $63,263 of financing costs (2023 - $86,352, 2022 - $21,000) which primarily consisted of early repayment and administrative fees, which are classified in loss of extinguishment of convertible debentures, of which $nil (2023 - $nil, 2022 - $nil) was converted into common shares.

(a) Current period information presented in the consolidated financial statements

Convertible debentures outstanding as at October 31, 2024:

*Denominated in CAD	USD
	(equity	CAD (embedded		USD (embedded
	component)	derivative)		derivative)	Total
Loan principal outstanding	$1,413,245	$1,523,657	*	$231,250

Terms of loan
Annual stated interest rate	12-24%	12% - 24%		2% - 4%
Effective annual interest rate	24%	14 - 270%		24% - 176%
Conversion price to common shares	$0.03 - $0.04	$0.05 - $0.10	*	(i) - (ii)
Remaining life (in months)	0 - 4	0 - 6		0 - 12

Consolidated Statement of Financial Position
Carrying value of loan principal	$1,413,245	$1,461,356		$106,347	$2,980,948
Interest payable	333,000	506,685		32,640	$872,325
Convertible debentures	$1,746,245	$1,968,041		$138,987	$3,853,273

Derivative liabilities	$-	$1,444,932		$125,743	$1,570,675
Equity component of convertible debentures	$696,671	$-		$-	$696,671

For the year ended October 31, 2024:

	USD (equity	CAD (embedded		USD (embedded
	component)	derivative)		derivative)	Total
Consolidated Statement of Operations and Comprehensive Loss
Accretion expense	$5,636	$174,437		$92,428	$272,501
Interest expense	$329,432	$262,743		$10,725	$602,900
Loss (gain) on revaluation of derivative liabilities	$-	$179,315		$(100,400)	$78,915
Loss on conversion of convertible debentures	$-	$-		$45,535	$45,535
Loss (gain) on repayment of convertible debentures	$-	$(8,269)		$70,522	$62,253
Loss on extinguishment of convertible debentures	$(5,636)	$376,297		$81,587	$452,248

Consolidated Statement of Changes in Equity
Amount of principal converted to common shares	$159,106	$60,197	*	$431,907
Amount of interest converted to common shares	$44,106	$197	*	$8,469

Number of common shares issued on conversion of convertible debentures	5,566,285	1,203,945		30,035,070	36,805,300

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2024, 2023, and 2022
(Expressed in United States dollars, unless otherwise noted)

11. Convertible debentures (continued)

(a) Current period information presented in the consolidated financial statements

	USD (equity	CAD (embedded	USD (embedded
	component)	derivative)	derivative)	Total
Consolidated Statement of Cash Flows
Amount of principal repaid in cash	$16,000	$88,326	$183,134	$287,460
Amount of interest repaid in cash	$14,339	$58,528	$-	$72,867

(i) Conversion price defined as 75% multiplied by the average of the lowest 3 closing stock prices for the 10 trading days prior to conversion date.

(ii) Conversion price defined as 75% multiplied by the lowest stock price for the 20 trading days prior to conversion date.

(b) Comparative information presented in the consolidated financial statements

Convertible debentures outstanding as at October 31, 2023:

*Denominated in CAD	USD (equity	CAD (embedded		USD (embedded
	component)	derivative)		derivative)	Total
Loan principal outstanding	$1,261,265	$2,146,715	*	$405,001
Terms of loan
Annual stated interest rate	24.00%	12% - 24%		2% - 4%
Effective annual interest rate	24%	22 - 131%		24% - 5158%
Conversion price to common shares	$0.03 - $0.04	$0.05 - $0.10	*	(i) - (ii)
Remaining life (in months)	0 - 4	0 - 11		0 - 11

Consolidated Statement of Financial Position
Carrying value of loan principal	$1,261,265	$1,499,667		$77,238	$2,838,170
Interest payable	344,993	334,511		30,385	709,889
Convertible debentures	$1,606,258	$1,834,178		$107,623	$3,548,059

Derivative liabilities	$-	$783,650		$295,743	$1,079,393
Equity component of convertible debentures	$3,220,473	$-		$-	$3,220,473

(i) Conversion price defined as 75% multiplied by the average of the lowest 3 closing stock prices for the 10 trading days prior to conversion date.

(ii) Conversion price defined as 75% multiplied by the lowest stock price for the 20 trading days prior to conversion date.

For the year ended October 31, 2023:

	USD (equity	CAD (embedded	USD (embedded
	component)	derivative)	derivative)	Total
Consolidated Statement of Operations and Comprehensive Loss
Accretion expense	$18,258	$243,162	$18,414	$279,834
Interest expense	$273,458	$254,523	$12,948	$540,929
Gain on revaluation of derivative liabilities	$-	$(507,186)	$(151,317)	$(658,503)
Loss on conversion of convertible debentures	$-	$-	$21,120	$21,120
Loss on repayment of convertible debentures	$-	$-	$27,243	$27,243
Loss on extinguishment of convertible debentures	$33,488	$1,169,800	$197,535	$1,400,823

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2024, 2023, and 2022
(Expressed in United States dollars, unless otherwise noted)

11. Convertible debentures (continued)

(b) Comparative information presented in the consolidated financial statements

	USD (equity	CAD (embedded		USD (embedded
	component)	derivative)		derivative)	Total
Consolidated Statement of Changes in Equity
Amount of principal converted to common shares	$250,000	$455,000	*	$232,700
Amount of interest converted to common shares	$30,016	$204,189	*	$4,654

Number of common shares issued on conversion of convertible debentures	6,406,250	14,391,709		9,548,701	30,346,660

Consolidated Statement of Cash Flows
Amount of principal repaid in cash	$-	$-		$270,000	$270,000
Amount of interest repaid in cash	$12,973	$47,353		$4,353	$64,679
For the year ended October 31, 2022:

*Denominated in CAD	USD (equity	CAD (embedded		USD (embedded
	component)	derivative)		derivative)	Total
Consolidated Statement of Operations and Comprehensive Loss
Accretion expense	$28,000	$1,086,385		$65,218	$1,179,603
Interest expense	$230,058	$232,211		$7,156	$469,425
Gain on revaluation of derivative liabilities	$-	$(379,736)		$(29,871)	$(409,607)
Loss on conversion of convertible debentures	$-	$-		$94,326	$94,326
Gain on repayment of convertible debentures	$-	$(661)		$(47,216)	$(47,877)
Loss (gain) on extinguishment of convertible debentures	$(28,007)	$99,078		$129,579	$200,650

Consolidated Statement of Changes in Equity
Amount of principal converted to common shares	$-	$-	*	$712,100
Amount of interest converted to common shares	$-	$-	*	$12,680

Number of common shares issued on conversion of convertible debentures	-	-		26,443,820	26,443,820

Consolidated Statement of Cash Flows
Amount of principal repaid in cash	$-	$7,490		$56,000	$63,490
Amount of interest repaid in cash	$14,941	$73,524		$-	$88,465

(c) Fair value of derivative liabilities outstanding

The fair value of the derivative liabilities is determined with option pricing models. The underlying assumptions are as follows:

	As at		As at
	October 31,		October 31,
	2024		2023
Volatility factor (based on historical volatility)	140%	- 203%	114%	- 189%
Risk free interest rate	3.18%	- 3.50%	5.11%	- 5.48%
Expected life of conversion features (in months)	0 - 12		0 - 11

Expected dividend yield	0%		0%
CDN to USD exchange rate (as applicable)	0.7186		0.7209
Call value	$0.02	- $0.04	$0.01	- $0.08

The key unobservable input in these models relates to volatility. Volatility was estimated using the historical volatility of the Company's stock prices for common shares. Changes in these assumptions may affect the fair value estimates of the derivative liabilities.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2024, 2023, and 2022
(Expressed in United States dollars, unless otherwise noted)

12. Warrant liability

During the year ended October 31, 2024, the Company issued warrants as specified in note 13. These warrants were issued in connection with private placements and in debt settlement arrangements. The details of the warrants issued, including the exercise price and expiry date, are disclosed in note 13.

The Company determined that these warrants were exchangeable into a variable number of shares, and as such, the warrants were classified as financial liabilities measured at fair value through profit or loss ("FVTPL"). The Company uses the Black-Scholes pricing model to estimate fair value. Expected volatility has been based on an evaluation of the historical volatility of the Company's share price. The risk-free interest rate for the life of the warrants was based on the yield available on government benchmark bonds with a term approximating the remaining term of the warrants. The life of the warrant is based on the contractual term. The values as at the grant date are as follows:

At Grant Date	July 18, 2024	July 24, 2024	September 24, 2024	September 26, 2024
Share price	$0.01	$0.01	$0.01	$0.06
	($0.02 CAD)	($0.02 CAD)	($0.02 CAD)	($0.08 CAD)
Exercise price	$0.04	$0.04	$0.04	$0.04
	($0.05 CAD)	($0.05 CAD)	($0.05 CAD)	($0.05 CAD)
Volatility factor (based on historical volatility)	153%	155%	160%	160%
Risk free interest rate	3.83%	3.77%	2.95%	3.01%
Expected life (in years) of warrant	3	3	3	3
Expected dividend yield	0%	0%	0%	0%

As at October 31, 2024, the Company re-valued the warrant liability with the following inputs, assumptions and results, respectively:

At October 31, 2024	July 18, 2024	July 24, 2024	September 24, 2024	September 26, 2024
Share price	$0.06	$0.06	$0.06	$0.06
	($0.08 CAD)	($0.08 CAD)	($0.08 CAD)	($0.08 CAD)
Exercise price	$0.04	$0.04	$0.04	$0.04
	($0.05 CAD)	($0.05 CAD)	($0.05 CAD)	($0.05 CAD)
Volatility factor (based on historical volatility)	156%	156%	154%	155%
Risk free interest rate	3.09%	3.09%	3.09%	3.09%
Expected life (in years) of warrant	3	3	3	3
Expected dividend yield	0%	0%	0%	0%

The following summarizes the warrants and broker warrants activity for the year ended October 31, 2024:

	Number of	Grant date Fair	Fair value as at	Weighted average
	warrants	value	year end	exercise price
Outstanding at October 31, 2022 and 2023	-	$-	$-	$-
Issued in a private placement (note 13 (b) (iv - vii))	20,762,220	192,300	1,021,991	0.04
Issued for debt settlement (note 13 (b) (vii))	1,333,333	69,304	66,006	0.04
Outstanding at October 31, 2024	22,095,553	$261,604	$1,087,997	$0.04

During the year ended October 31, 2024, the Company allocated cash share issuance costs totalling $13,326 to the warrants issued, which were included in other finance expenses in the statement of operations and comprehensive loss. See note 13.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2024, 2023, and 2022
(Expressed in United States dollars, unless otherwise noted)

13. Share capital

(a) Authorized

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

(b) Outstanding

	Number	Amount
Outstanding at October 31, 2021	435,737,734	$86,815,836
Issuance of common shares and units for cash (ix)	5,012,450	207,588
Cash share issuance costs	-	(25,591)
Shares issued on settlement of accounts payable (vii)	413,674	22,460
Convertible debentures converted into common shares (note 11)	26,443,820	764,432
Outstanding at October 31, 2022	467,607,678	$87,784,725
Issuance of common shares and units for cash (viii)	9,864,500	535,525
Cash share issuance costs	-	(25,586)
Exercise of stock options (note 13 (b))	2,550,000	434,822
Convertible debentures converted into common shares (note 11)	30,346,660	1,742,226
Outstanding at October 31, 2023	510,368,838	$90,471,712
Issuance of common shares and units for cash (i-vi)	24,478,227	439,155
Cash share issuance costs (i, v, vi)	-	(24,520)
Broker warrants issued (i, iv)	-	(3,909)
Shares issued on settlement of accounts payable (vii)	1,333,333	79,167
Convertible debentures converted into common shares (note 11)	36,805,300	716,674
Outstanding at October 31, 2024	572,985,698	$91,678,279

(i) On December 22, 2023, the Company completed a brokered private placement and issued 1,900,000 common shares at price of $0.045 per share for gross proceeds of $84,937. The Company incurred share issuance costs totaling $3,544 and finder's fees of $2,796 paid in cash and issued 63,000 broker warrants in connection with its private placement, with a fair value of $3,208. See note 14. The broker warrants can be exercised at any time, on a one for one basis, at a price of $0.07 ($0.095 CAD) per share, until December 22, 2025.

(ii) On January 24, 2024, the Company completed a non-brokered private placement and issued 500,000 common shares at price of $0.055 per share for gross proceeds of $27,735. There were no finder's fees or other share issuance costs paid in connection with the financing.

(iii) On March 18, 2024, the Company completed a non-brokered private placement and issued 1,316,007 common shares at price of $0.0481 per share for gross proceeds of $63,185. There were no finder's fees or other share issuance costs paid in connection with the financing.

(iv) On July 18, 2024, the Company closed a brokered private placement of 3,979,800 units at $0.02 per unit for gross proceeds of $87,181. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.04 (CAD $0.05) for a period of 3 years following the issue date of the units. The Company has estimated the fair value of these warrants at $36,345 using the Black-Scholes option pricing model. See note 12. All securities issued are subject to a 4 month hold period expiring November 19, 2024. The Company issued 184,000 broker warrants in connection with its private placement with a fair value of $1,680. The Company allocated $979 to the common shares and $701 to the warrants issued. See note 14.

(v) On July 24, 2024, the Company closed a non-brokered private placement of 4,950,000 units at $0.02 (CAD $0.03) per unit for gross proceeds of $108,435. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.04 (CAD $0.05) for a period of 3 years following the issue date of the units. The Company has estimated the fair value of these warrants at $45,521 using the Black-Scholes option pricing model. See note 12. All securities issued are subject to a 4 month hold period expiring November 25, 2024. There were no finder's fee paid in connection with the financing.

On July 24, 2024 (together with the private placement on July 18, 2024), the Company incurred cash share issuance costs totaling $9,157. The Company allocated $5,325 to the common shares and $3,833 to the warrants issued.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2024, 2023, and 2022
(Expressed in United States dollars, unless otherwise noted)

13. Share capital (continued)

(vi) On September 24, 2024, the Company closed a non-brokered private placement of 11,832,420 units at $0.02 (CAD $0.03) per unit for gross proceeds of $259,982. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.04 (CAD $0.05) for a period of 3 years following the issue date of the units. The Company has estimated the fair value of these warrants at $110,434 using the Black-Scholes option pricing model. See note 12. All securities issued are subject to a 4 month hold period expiring January 25, 2025. There were no finder's fee paid in connection with the financing. The Company incurred cash share issuance costs totaling $22,348 and allocated $12,855 to the common shares and $9,493 to the warrants issued.

(vii) During the year ended October 31, 2024, $29,687 (2023 - $nil) of accounts payable was settled in exchange for the issuance of 1,333,333 (2023 - nil) units. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.04 (CAD $0.05) for a period of 3 years following the issue date of the units. The Company has estimated the fair value of the common shares at $79,167 and the fair value of the warrants at $69,304 using the Black-Scholes option pricing model. See note 12. A loss on debt settlement in the amount of $118,784 was recognized in the statement of operations and comprehensive loss.

During the year ended October 31, 2022, $22,460 of accounts payable was settled in exchange for 413,674 common shares. There was no gain or loss recognized upon settlement.

(viii) In 2023, the Company completed 26 private placements with investors consisting of common shares with no warrants, pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received net proceeds of $509,939 and issued a total of 9,864,500 common shares.

(ix) In 2022, the Company completed 9 private placements with investors consisting of common shares with no warrants, pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received net proceeds of $181,997 and issued a total of 5,012,450 common shares.

14. Warrants

The following summarizes the broker warrants acitivty for the year ended October 31, 2024:

	Number of	Grant date Fair	Weighted average
	warrants	value	exercise price
Outstanding at October 31, 2022 and 2023	-	$-	$-
Broker warrants issued (note 13 (b), (i, iv))	247,000	3,909	0.04
Outstanding at October 31, 2024	247,000	$3,909	$0.04

The Company uses the Black-Scholes pricing model to estimate fair value. Expected volatility has been based on an evaluation of the historical volatility of the Company's share price. The risk-free interest rate for the life of the warrants was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of issue. The life of the warrant is based on the contractual term.

At Grant Date	July 18, 2024	December 22, 2023
Share price	$0.01	$0.07
	($0.02 CAD)	($0.095 CAD)

Exercise price	$0.04	$0.07
	($0.05 CAD)	($0.095 CAD)

Volatility factor (based on historical volatility)	153%	146%
Risk free interest rate	3.83%	4.02%
Expected life (in years) of warrant	3	2
Expected dividend yield	0%	0%

The following table summarizes the warrants outstanding and exercisable as at October 31, 2024:

Expiry date	Number if warrants	Exercise price	Remaining contractual life
December 22,2025	63,000	$0.07 ($0.095 CAD)	1.14
July 18, 2027	184,000	$0.04 ($0.05 CAD)	2.71
	247,000

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2024, 2023, and 2022
(Expressed in United States dollars, unless otherwise noted)

15. Stock options

(a) Stock option plan

Under the Company's fixed stock option plan (the "Plan"), the Company could grant up to 27,500,000 shares of common stock to directors, officers, employees or consultants of the Company and its subsidiaries. The exercise price of each option is equal to or greater than the market price of the Company's shares on the date of grant unless otherwise permitted by applicable securities regulations. An option's maximum term under the Plan is 10 years. Stock options are fully vested upon issuance by the Company unless the Board of Directors stipulates otherwise by Directors' resolution.

(b) Summary of changes

		Weighted average
	Number of options	exercise price
Outstanding at October 31, 2022	11,725,000	$0.06
Granted	3,000,000	0.09
Expired	(2,400,000)	0.08
Exercised (i)	(2,550,000)	0.09
Outstanding at October 31, 2023	9,775,000	$0.06
Expired	(1,025,000)	0.12
Outstanding at October 31, 2024	8,750,000	$0.06

(i) During the year ended October 31, 2023, the Company issued a total of 2,550,000 common shares related to the exercise of stock options for gross proceeds of $214,140.

(c) Stock options outstanding at October 31, 2024

There were nil options issued to directors, officers, employees and consultants during the year ended October 31, 2024 (2023 - 3,000,000, 2022 - nil options issued).

			Weighted average
				Remaining
Date of issue	Expiry date	Number of options	Exercise price	contractual life
November 13, 2020	November 13, 2025	5,750,000	$0.05	1.0
October 8, 2021	October 8, 2026	1,000,000	0.07	1.9
March 20, 2023	March 20, 2028	2,000,000	0.07	3.4
Outstanding at October 31, 2024		8,750,000	$0.06	1.7

Of the total options outstanding, 8,750,000 are exercisable as at October 31, 2024 (2023 - 9,525,000).

(d) Fair value of options issued during the year

The fair value of the stock options issued has been determined in accordance with the Black Scholes option-pricing model. Volatility was estimated using the historical volatility of the Company's stock prices for its common shares. The underlying assumptions are as follows:

	2024	2023	2022
Share price at grant date	-	$0.07 - $0.12	$0.03 - $0.05
Exercise price	-	$0.07 - $0.12	$0.07
Volatility factor	-	175% - 184%	212% - 272%
Risk free interest rate	-	2.79% - 3.58%	0.97% - 4.33%
Expected life of options in years	-	1 - 5	1 - 2
Expected divided yield	-	0%	0%
Forfeiture rate	-	0%	0%
Weighted average Black Scholes value at grant date	-	$0.06 - $0.08	$0.02 - $0.03

During the year ended October 31, 2024, the Company recorded an expense of $6,517 related to the vesting of stock options (2023 - $217,965, 2022 - $41,484).

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2024, 2023, and 2022
(Expressed in United States dollars, unless otherwise noted)

16. Operating expenses

(a) General and administration

The components of general and administration expenses are as follows:

	Notes	2024	2023	2022
General and administration		$42,113	$70,584	$59,938
Rent and occupancy	10 (b)	18,514	17,663	50,907
Office insurance		1,986	1,930	1,696
Investor relations, listing and filing fees		77,535	52,756	64,769
Telephone		6,488	5,683	8,056
		$146,636	$148,616	$185,366

(b) Professional, other fees and salaries

The components of professional, other fees and salaries expenses are as follows:

	2024	2023	2022
Professional fees	$98,412	$144,244	$110,933
Consulting fees	40,977	67,664	69,563
Salaries and benefits	252,017	398,144	467,214
	$391,406	$610,052	$647,710

17. Loss per share

Basic and diluted loss per share are calculated using the following numerators and denominators:

	2024	2023	2022
Numerator
Net loss attributable to common shareholders and used in computation of basic and diluted loss per share	$(3,062,798)	$(2,691,670)	$(2,287,095)
Denominator
Weighted average number of common shares for computation of basic and diluted loss per share	529,474,454	490,310,376	451,177,796

For the years ended October 31, 2024, 2023 and 2022, all stock options, warrants and conversion features were anti-dilutive and, therefore, are excluded from the calculation of diluted loss per share.

18. Supplemental cash flow information

The following provides a reconciliation of the cash flows from convertible debentures and derivative liabilities :

	Years ended October 31,
	2024	2023	2022
Balance - beginning of year	$4,627,452	$4,433,363	$3,239,483
Cash flows from financing activities:
Proceeds from issuance of convertible debentures	417,950	645,151	765,671
Repayments of convertible debentures	(287,460)	(270,000)	(63,490)
Non-cash changes:
Accretion expense	272,501	279,834	1,179,603
Accrued interest on convertible debentures	530,033	471,596	368,280
Loss (gain) on repayment of convertible debentures	62,253	27,243	(47,877)
Loss on conversion of convertible debentures	45,535	21,120	94,326
Loss (gain) on revaluation of derivative liabilities	78,915	(658,503)	(409,607)
Loss on extinguishment of debt	388,985	1,400,823	200,650
Convertible debentures converted into common shares	(680,701)	(1,656,422)	(764,432)
Foreign exchange (gain) loss	(31,515)	(66,753)	(129,244)
Balance - end of year	$5,423,948	$4,627,452	$4,433,363

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2024, 2023, and 2022
(Expressed in United States dollars, unless otherwise noted)

19. Income taxes

(a) The reconciliation of income tax attributed to continuing operations computed at the statutory tax rates to income tax expense is as follows:

	2024	2023	2022
Loss before income taxes	$(3,062,798)	$(2,691,670)	$(2,287,095)
Statutory tax rate	26.5%	26.5%	26.5%
Expected income tax recovery	$(811,641)	$(713,293)	$(606,080)
Accretion expense and loss (gain) on convertible debentures and derivative liabilities	224,771	283,688	269,531
Stock-based compensation	1,727	57,761	10,992
Non-deductible (non-taxable) expenses and financing costs	239,387	(13,660)	(3,780)
Effect of changes in exchange rates	30,403	74,714	940,577
Change in deferred tax assets not recognized	315,353	310,790	(611,240)
	$-	$-	$-

(b) Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	2024	2023	2022
Non-capital losses	$9,163,035	$8,833,940	$8,485,255
Capital losses	159,162	159,671	162,275
Property, equipment, patents and deferred costs	1,591,255	1,605,743	1,639,306
	$10,913,452	$10,599,354	$10,286,836
Deferred tax asset not recognized	(10,913,452)	(10,599,354)	(10,286,836)
	$-	$-	$-

As at October 31, 2024 and 2023, the Company assessed that it is not probable that sufficient taxable profit will be available to use deferred income tax assets based on operating losses in prior years; therefore, there are no balances carried in the consolidated statements of financial position for such assets.

(c) The Company has non-capital losses of approximately $34 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. As at October 31, 2024, the tax losses expire as follows:

	Canada	United States	Total
2026	$1,726,462	$-	$1,726,462
2027	1,451,819	-	1,451,819
2028	-	-	-
2029	1,487,922	143,721	1,631,643
2030	2,007,595	1,880,897	3,888,492
2031	1,209,514	18,526	1,228,040
2032	1,340,456	325,793	1,666,249
2033	1,624,764	157,463	1,782,227
2034	2,350,482	679,089	3,029,571
2035	2,656,250	570,901	3,227,151
2036	3,117,259	441,019	3,558,278
2037	2,495,456	232,714	2,728,170
2038	1,687,021	317	1,687,338
2039	1,509,112	-	1,509,112
2040	508,349	-	508,349
2041	880,801	-	880,801
2042	1,250,158	-	1,250,158
2043	1,484,853	-	1,484,853
2044	1,338,776	-	1,338,776
	$30,127,050	$4,450,440	$34,577,490

(d) In addition, the Company has available capital loss carryforwards of approximately $1.2 million to reduce future taxable capital gains, the benefit of which has not been recognized in these consolidated financial statements. Capital losses carry forward indefinitely.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2024, 2023, and 2022
(Expressed in United States dollars, unless otherwise noted)

20. Key management compensation and related party transactions

The Company reports the following related party transactions:

(a) Key management compensation

Key management personnel are persons responsible for planning, directing and controlling activities of the Company, including officers and directors. Compensation paid or payable to these individuals (or companies controlled by such individuals) is summarized as follows:

	2024	2023	2022
Professional, other fees, and salaries	$77,823	$214,914	$133,517
Stock-based compensation	-	82,946	-
	$77,823	$297,860	$133,517

During the year ended October 31, 2024, there were no options awared to key management. During the year ended October 31, 2023, key management were awarded 1,340,000 options as part of the total 3,000,000 issued. See note 15.

(b) Trade payables and other liabilities

Included in accounts payable at October 31, 2024 is $28,161 payable to a corporation controlled by an officer of the Company (2023 - $nil). In addition, at October 31, 2024, accounts payable includes $2,436 payable to a director (2023 - $2,173).

21. Commitments and Contingencies

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

The Company reports the recovery of this contingent asset as funds are received. In the year ended October 31, 2024 the Company has recorded a recovery of $26,648 as a reduction of legal expenses (2023 - $23,555, 2022 - $9,040). At October 31, 2024 $nil of the recovery is recorded as other receivable on the consolidated statement of financial position (2023 - $11,705).

(c) On November 1, 2023, a former employee filed a statement of claim against the Company relating to employment termination without reasonable notice. The Company filed a statement of defence and counterclaim on November 29, 2023 denying all liability to the former employee. In August 2024, management attended legal discoveries and presented the Company's position. The matter proceeded to non-binding arbitration in October 2024 which ended without reaching to an agreement. The Company considers the claim of the former employee to be largely and likely without merit and therefore, no provision has been recorded in these consolidated financial statements.

(d) On March 23, 2023, the Company signed a letter of intent (the "LOI") with companies incorporated in Romania (the "Parties") whereby the Parties intend to collaborate for the development of certain hardware equipment (the "Project"). Under the LOI, the Parties will provide full payment for the hardware equipments and the Company will provide all engineering support and expertise as required. At October 31, 2024 a formal agreement relating to the Project has not been executed.

As at October 31, 2024, the Company received total advances of $63,000 from the Parties and has paid $126,000 to a third party for the construction of the hardware equipment. The Company has recorded the total advances as a deposit liability and the third party payments as a prepaid expense on the consolidated statement of financial position.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2024, 2023, and 2022
(Expressed in United States dollars, unless otherwise noted)

22. Capital risk management

The Company's objectives when managing capital are to (i) maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, (ii) ensure it has sufficient cash resources to further develop and market its technologies and (iii) maintain its ongoing operations. The Company defines its capital as its net assets, i.e. total assets less total liabilities. In order to secure the additional capital necessary to pursue these objectives, the Company may attempt to raise additional funds through the issuance of equity or convertible debentures or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended October 31, 2024.

23. Financial risk management

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

As at October 31, 2024, and October 31, 2023, balances that are denominated in CAD are as follows:

	As at	As at
	October 31,	October 31,
	2024	2023
	CAD	CAD
Cash	$34,362	$38,444
Other receivables	$10,182	$29,080
Trade payables and other liabilities	$439,667	$290,311
Convertible debentures	$2,738,716	$2,544,289
Debenture payable	$52,031	$52,031
Derivative liabilities	$2,010,760	$1,087,044
Warrant liabilities	$1,514,051	$-
Long-term loan	$62,351	$60,000

A 10% strengthening of the US dollar against the CAD dollar would decrease net loss and comprehensive loss by $487,000 as at October 31, 2024 (October 31, 2023 - decrease net loss and comprehensive loss by $260,000). A 10% weakening of the USD against the CAD would have the opposite effect of the same magnitude.

(b) Interest rate risk

Interest rate risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in market interest rates. The Company is exposed to interest rate risk on its interest-bearing convertible debentures, long-term loan and debenture payable. The exposure to interest rates on convertible debentures and the debenture payable is limited due to the short-term nature of these instruments. The Company's long-term loan is at a fixed interest rate. The exposure to interest rates for the Company is considered minimal.

(c) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company has exposure to credit risk from its cash and receivables. The maximum exposure to credit risk is the carrying value of these financial assets, which amounted to $125,705 as at October 31, 2024 (October 31, 2023 - $43,289).

The risk for cash is mitigated by holding these balances with with central banks and financial institution counterparties that are highly rated. The Company therefore does not expect any credit losses on its cash.

The risk of credit loss on receivable is substantially mitigated by assessing the credit quality of counterparties, taking into account their financial position, past experience and other factors. Management actively monitors the Company's exposure to credit risk under its financial instruments, including with respect to other receivables.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2024, 2023, and 2022
(Expressed in United States dollars, unless otherwise noted)

23. Financial risk management (continued)

(d) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company's policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company's management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise. With the exception of the long-term loan, all financial liabilities are due within 1 year as at October 31, 2024.

(i) Trade payables

The following represents an analysis of the maturity of trade payables:

	As at	As at
	October 31,	October 31,
	2024	2023
Over 30 days past billing date	$336,575	$209,285
	$336,575	$209,285

(ii) Convertible debentures and derivative liabilities

The following represents an analysis of the maturity of the convertible debentures and derivative liabilities:

	As at October 31,		As at October 31,
	2024		2023
	Convertible debentures	Debenture payable	Convertible debentures	Debenture payable
Less than three months	$2,492,556	$37,389	$2,451,614	$37,509
Three to six months	1,376,673		1,038,355	-
Six to twelve months	171,250		433,815	-
	$4,040,479	$37,389	$3,923,784	$37,509

(iii) Warrant liabilities

The following represents an analysis of the maturity of warrant liabilities:

	As at	As at
	October 31,	October 31,
	2024	2023
Less than one year	$-	$-
Between one to five years	1,087,997	-
Greater than five years	-	-
	$1,087,997	$-

(iv) Long-term debt

The following represents an analysis of the maturity of warrant liabilities:

	As at	As at
	October 31,	October 31,
	2024	2023
Less than one year	$-	$-
Between one to five years	49,477	43,254
Greater than five years	-	-
	$49,477	$43,254

24. Subsequent events

Subsequent to October 31, 2024:

(a) The Company secured six (6) private placements with investors consisting of common shares and warrants pursuant to prospectus and registrations set forth in applicable securities law. It realized net proceeds of $405,000 CDN ($285,125 USD) and issued a total of 8,100,000 common shares.

(b) The Company secured $57,500 USD in convertible debentures with a 12 month term and conversion features which become effective six months after initiation date.

(c) The Company converted $44,106 USD of convertible debentures and accrued interest through the issuance of 1,600,588 common shares.

(d) The Company issued 1,679,800 common shares upon an exercise of warrants realizing net proceeds of $83,990 CDN ($58,344 USD).

(e) The Company made partial payments of $16,000 USD and of $5,000 USD towards convertible debentures.

(f) The Company extended convertible debentures that were within 3 months of maturity date from October 31, 2024 for an additional three (3) to six (6) months.

ITEM 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No. 1.1	Articles of Incorporation of Micromem Technologies Inc. and amendments thereto in effect as of January 11, 2000, (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on January 11, 2000).

Exhibit No. 1.2	Articles of Incorporation of Amendment of Micromem Technologies Inc. dated as of October 17, 2001 amending the Articles of Incorporation of Micromem Technologies Inc. to increase the number of directors to a minimum of three and a maximum of ten (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 26, 2003).

Exhibit No. 1.3	Articles of Incorporation of Amendment of Micromem Technologies Inc. dated as of June 24, 2002 amending the Articles of Incorporation of Micromem Technologies Inc. to increase the number of directors to a minimum of 3 and a maximum of 12 (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 26, 2003).

Exhibit No. 1.5	By-Laws of Micromem Technologies Inc. in effect as of January 11, 2002, (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on January 11, 2000).

Exhibit No. 1.6	Amendment to the By-Laws of Micromem Technologies Inc. approved by shareholders on June 29, 2000, deleting the requirement from the By-Laws that the President shall be appointed from amongst the directors (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 26, 2003).

Exhibit No. 1.7	Amendment to the By-Laws of Micromem Technologies Inc. approved by shareholders on September 8, 2020 (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on February 22, 2021)

Exhibit No. 8.1	List of Subsidiaries (Incorporated by reference to the Company's Annual Report on Form 20-F filed with the Commission on March 1, 2010)

Exhibit No. 11.1	Insider Trading Policy

Exhibit No. 12.1	Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 12.2	Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 13.1	Officer's Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 13.2	Officer's Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002 (filed herewith).

Exhibit No. 15.1	Consent of MNP LLP (filed herewith)

Exhibit No. 101.INS	Inline XBRL Instant Document

Exhibit No. 101.SCH	Inline XBRL Taxonomy Extension Schema Document

Exhibit No. 101.CAL	Inline XBLR Taxonomy Extension Calculation Linkbase Document

Exhibit No. 101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

Exhibit No. 101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

Exhibit No. 101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

Exhibit No. 104	Cover Page Interactive Data File - (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

MICROMEM TECHNOLOGIES INC.

By:	/s/ Joseph Fuda
Name:	Joseph Fuda
Title:	Chief Executive Officer

By:	/s/ Dan Amadori
Name:	Dan Amadori
Title:	Chief Financial Officer

Dated: February 28, 2025.