Form 20-F
period 2025-10-31
MICROMEM TECHNOLOGIES INC
filed 2026-02-20
CIK 1085921

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended October 31, 2025
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
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 616,090,414 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act:
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

Throughout this document, unless otherwise noted or the context otherwise indicates, references to "2025" or "Fiscal 2025" refer to the fiscal year ended October 31, 2025; references to "2024" or "Fiscal 2024" refer to the fiscal year ended October 31, 2024; references to "2023" or "Fiscal 2023" refer to the fiscal year ended October 31, 2023; references to "2022" or "Fiscal 2022" refer to the fiscal year ended October 31, 2022; references to "2021" or "Fiscal 2021" refer to the fiscal year ended October 31, 2021.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

Selected Financial Data for Fiscal 2025, 2024, 2023, 2022, and 2021

The following table sets forth our selected consolidated financial data in United States dollars as of and for each of the fiscal years ended October 31, 2025, October 31, 2024, October 31, 2023, October 31, 2022 and October 31, 2021.  The selected consolidated financial data has been derived from our audited consolidated financial statements. All information contained in the following table should be read in conjunction with our audited consolidated financial statements and the notes thereto in "Item 18-Financial Statements" and "Item 5 - Operating and Financial Review and Prospects" included elsewhere in this Annual Report on Form 20-F.

Our consolidated financial statements for the years ended October 31, 2025, 2024, 2023, 2022 and 2021 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

Selected balance sheet information

(all amounts in U.S. dollars)

	2025	2024	2023	2022	2021

Working Capital (deficiency)	(5,578,407)	(6,693,448)	(4,818,699)	(4,722,878)	(3,452,924)
Property & Equipment	35,445	15,272	32,767	48,092	26,012
Total Assets	308,461	282,713	168,350	99,519	225,293
Share Capital	93,647,444	91,678,279	90,471,712	87,784,725	86,815,836
Shareholders' Deficiency	(5,603,266)	(6,722,982)	(4,841,204)	(4,748,000)	(3,471,278)

Selected statement of operations and deficit information

(all amounts in U.S. dollars)

	2025	2024	2023	2022	2021
Interest and other income	$-	$-	$-	$-	$-
Research and development expenses (recovery)	-	-	-	-	-
General and administrative and other expenses (6)	1,766,618	1,199,652	1,403,188	1,228,516	1,020,783
Loss (gain) on revaluation of warrant liabilities	(228,625)	826,393	-	-	-
Loss on debt settlement	78,345	118,784	-	-	-
(Gain) on revaluation of derivative liabilities (1)	(1,360,463)	78,915	(658,503)	(409,607)	(2,547,192)
(Gain) Loss on conversion/repayment of debt (2)	15,305	107,788	48,363	46,449	(9,506)
Loss (Gain) on extinguishment of debt (5)	107,361	452,248	1,400,823	200,650	1,018,928
Accretion expense (3)	290,208	272,501	279,834	1,179,603	1,169,921
Stock based compensation (4)	-	6,517	217,965	41,484	360,044
Loss before income tax provision	(668,749)	(3,062,798)	(2,691,670)	(2,287,095)	(1,012,978)
Net Loss and Comprehensive loss	(668,749)	(3,062,798)	(2,691,670)	(2,287,095)	(1,012,978)

1)	(Gain) loss on revaluation of derivative liabilities for 2025, 2024, 2023, 2022 and 2021 above relates to the measurement of the derivative liabilities relating to the outstanding convertible bridge loans. The (gain) loss as reported is a non-cash charge which is calculated in accordance with IFRS.
2)	Loss (gain) on conversion of debt relates to the inducement of additional common shares of the Company (the "common shares") issued to the bridge loan lenders who converted their bridge loans to common shares and any loss recorded on the repayment of convertible debentures.
3)	Accretion expense is a non-cash expense calculated in accordance with IFRS and relates to increasing the carrying value of the debt to the contracted amount over the term of the loan.
4)	Stock based compensation is a non-cash expense calculated in accordance with IFRS using the Black Scholes option pricing model.
5)	Loss (Gain) on extinguishment of debt relates to the replacement of an existing debt instrument at maturity date with a new debt instrument reflecting revised renewal terms at maturity date.
6)	Includes general and administrative expenses, professional fees, other fees, salaries, travel and entertainment expenses, amortization expense, foreign exchange loss (gain), interest expense and financing costs. In 2021 we report a recovery of stale dated accounts payable of $422,982.

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

	2025	2024	2023	2022	2021
High for period	0.7376	0.7573	0.7617	0.8031	0.8111
Low for period	0.6848	0.7186	0.7209	0.7217	0.7903
End of period	0.7134	0.7186	0.7209	0.7383	0.8075
Average for period	0.7142	0.7347	0.7415	0.7692	0.0841

The following table sets forth, for each period indicated, the high and low exchange rates for United States dollars expressed in Canadian dollars on the last day of each month during such period, based on the Noon Buying Rate.

	February	March	April	May	June	July
	2025	2025	2025	2025	2025	2025
High	0.7059	0.7009	0.7240	0.7296	0.7376	0.7366
Low	0.6848	0.6902	0.6970	0.7144	0.7268	0.7223

	August	September	October	November	December	January
	2025	2025	2025	2025	2025	2026
High	0.7277	0.7274	0.7186	0.7154	0.7313	0.7399
Low	0.7196	0.7173	0.7118	0.7082	0.7150	0.7188

On February 17, 2026 - the spot closing for one Canadian dollar, as quoted by the Bank of Canada, was CDN $1. =  U.S. $1.3656.

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

At October 31, 2025 we had $250,148 of cash on hand.  Our working capital deficiency is $5,578,407 at October 31, 2025. Subsequent to October 31, 2025, through to the date of the filing of this Annual Report on Form 20-F, we have raised an additional $82,500 through the issuance of convertible debentures, and $236,005 through private placements.

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

We continued to develop applications of our sensor technology in 2025 working with our technical advisors and our strategic development partners. We are pursuing joint development agreements with potential strategic partners with the expectation that we will jointly develop sensor applications for use by these potential strategic partners. We believe that these current initiatives will result in revenues and cash flow to the Company in the future but there can be no assurance when and if such revenues will be achieved.

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

Effective March 18, 2026, pursuant to the Holding Foreign Insiders Accountable Act, directors and officers of foreign private issuers, including us, are required to comply with the reporting requirements of Section 16(a) of the Exchange Act. Notwithstanding the foregoing, directors and officers of a “foreign private issuer” remain exempt from Section 16(b) (short-swing profit liability) and Section 16(c) (short sale prohibitions).

We do not anticipate paying dividends.

We have never paid a dividend on our securities and we do not anticipate paying dividends in the foreseeable future.

We are likely a ''passive foreign investment company'' ("PFIC"), which may have adverse U.S. federal income tax consequences for U.S. investors.

We believe that we were classified as a “passive foreign investment company” (“PFIC”) within the meaning of Section 1297(a) of the Internal Revenue Code of 1986, as amended (the “Code”) for our most recently completed tax year, and based on current business plans and financial expectations, we expect that we may be classified as a PFIC for our current tax year and may be classified as a PFIC for subsequent tax years. If we are a PFIC for any year during a U.S. taxpayer’s holding period of our common shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of our common shares or any so-called “excess distribution” received on our common shares as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective QEF Election (as defined below) or a Mark-to-Market Election (as defined below). A U.S. taxpayer that makes a timely and effective QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts with respect to our common shares. However, U.S. taxpayers should be aware that there can be no assurances that we will satisfy the record keeping requirements that apply to a qualified electing fund, or that we will supply U.S. taxpayers with information that such U.S. taxpayers require to report under the QEF Election rules, in the event that we are a PFIC and a U.S. taxpayer wishes to make a QEF Election. Thus, U.S. taxpayers may not be able to make a QEF Election with respect to us or any of our non-U.S. subsidiaries. A U.S. taxpayer who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of our common shares over the taxpayer’s adjusted tax basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules.” Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of our common shares.

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

Recent Developments Prior to Fiscal 2025:

Chevron:

We met most recently with Chevron in their Houston offices in September 2024.  Chevron continues to support our initiatives as we advance our project development efforts and requested a "white paper" report on the current state of tracer technology for measurement of multiple attributes in operating oil and gas wells.

In Spring, 2025, the Company submitted the white paper report to Chevron titled "Sensors for Water Contamination Monitoring in Oil Wells and Flood Zones". The report was authored by Professor Harry E. Ruda of the University of Toronto, a distinguished academic in nanotechnology and materials science. The White Paper provides an overview of the existing technologies for measuring contamination in water and the surrounding atmosphere, particularly in flood zones. It explores solutions to address wastewater contamination, ultimately aiming to promote environmental remediation as well as discussing a range of sensor technologies that enable real-time monitoring of pollutants in both water and air, highlighting their potential value for commercial and municipal water management.  Our discussions with Chevron continue.

Romgaz:

We maintain our interest in working with Romgaz and other European-based energy companies.

A senior team of technical advisors was enlisted by Romgaz in 2023 to assist in the execution of our go forward workplan.  This development team includes representation from the University of Oil and Gas of Ploiesti in Romania ("the University").  This team is directed by Professor Dan Ioan Gheorghui, PhD. who serves as the President of the Romanian chapter of the World Energy Council.  The team also includes Professor Alin Dinita, PhD. who serves as the Head of Development Strategies and the Faculty of Mechanical and Electrical Engineering at the University of Ploiesti and Professor Alin Dinita, PhD. who serves as Pro-Dean of the Faculty of Electrical Engineering.  Micromem maintains a dialogue with these technical advisors enlisted by Romgaz in anticipation of moving forward with our go forward work plan.

The Company has previously pursued the ARTRA units - technology that was developed by our technical partner, Entanglement Technologies.  The original intention was that this technology would be delivered to Romgaz, our client in Romania.

The technology advances that have been realized at the University of Toronto, as described above, represent current technology which we believe has eclipsed our previous efforts with the ARTRA technology.  Accordingly, the Company has decided not to further pursue the ARTRA application.  We believe that the UofT technology for gas and liquid licensing will be suitable for use by Romgaz in future.

Capital Expenditures

Micromem reports $2,729 of capital expenditures in 2025 representing computer equipment. In 2024 capital expenditures were nil.

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

B. Business Overview

Update of Product Development Activity at October 31, 2025

University of Toronto and Department of National Defence:

The Company entered a Research Collaboration Agreement (the "Agreement") with the University of Toronto (UofT) and Department of National Defence (DND) in February 2025. The Agreement is for the project, "Development of a Nanowire Field Effect Transistor Biochemical Sensor" (the "Project") led by Professor Ruda of the UofT.  The Project is aimed at the development of sensors for dual civilian and military use with the objective of developing miniaturized (portable), low-cost, efficient, and selective sensors based on InAs nanowires that can be deployed on both aqueous and gas-based platforms for a wide variety of analytes.  Upon completion of this Project, Micromem will have the means to construct their own measurement systems for the portable uses, including civilian applications such as detection of volatile organic carbons (VOCs). The Project is being funded by the Natural Sciences and Engineering Council of Canada ("NSERC") and Micromem. A benefit of the technology opportunity with the UofT as described above is that Micromem will own the related intellectual property as it is developed.

The Company reports on the progress of the UofT Collaboration Agreement at this date:

1. Gas sensing:

The Company has announced the advancement in gas detection with the release of its nanowire-based gas sensor platform, offering a disruptive solution for safety-critical and precision-controlled environments.

The platform employs a proprietary multi-nanowire sensing array capable of detecting trace-level gas concentrations with extreme sensitivity. Notably, the sensor includes an electrical bias control feature that provides tunable amplification-demonstrated at up to 6x-allowing for enhanced detection performance across various gas types and concentration ranges.  The sensor platform is fabricated using standard photolithography processes, making it both cost-effective and scalable for high-volume industrial applications.  The competitive edge of the Company's nanowire sensor, in markets where precision, compliance, and uptime are non-negotiable, is that it adapts.

This technology gives operators a new level of control and accuracy in gas detection. From leak detection to hazardous gas monitoring, this platform brings a new level of safety and reliability to industrial and environmental applications.  The key advantages this technology include:

• High Sensitivity: Demonstrated robust detection of ethanol vapor with a strong, easily measurable response, ideal for volatile organic compound (VOC) monitoring.

• Tunable Amplification: Unique ability to adjust the electrical gate bias, enabling targeted signal amplification and selectivity based on gas type.

• Versatility: Adaptable to detect multiple gases by altering surface functionalization and bias conditions-useful across oil & gas, chemical manufacturing, mining, and clean energy sectors.

• Compact and Scalable: The sensor's solid-state design allows for integration into IoT-enabled smart infrastructure and remote monitoring systems.

Micromem is now advancing with this technology, originally developed under a Department of National Defence initiative, as a commercial platform. The Company is actively seeking strategic partners in the energy, industrial, and environmental sectors to pilot and deploy this military-grade sensing solution in high-impact civilian applications.

2. Liquid-based sensing:

The Company has announced the successful development of its liquid-phase nanowire bio-chemical sensor, engineered to detect disease-associated biomarkers at ultra-low concentrations. This innovation marks a critical milestone in the pursuit of more accurate, earlier medical diagnostics.

The sensor has demonstrated limit-of-detection performance down to 1 picomolar (pM) and 20mV/decade sensitivity, enabling the identification of inflammatory and pathological biomarkers previously undetectable by conventional methods.  The sensor platform is fabricated using standard photolithography processes, making it both cost-effective and scalable for high-volume industrial applications.

The initial target analyte is TREM-1 (Triggering Receptor Expressed on Myeloid Cells 1), a key marker known to amplify inflammatory responses and closely associated with a range of diseases including atherosclerosis, cancer, colitis, and fibrosis.

This liquid-phase sensor platform originated from work developed on behalf of the Department of National Defence and is evolving into a commercial diagnostic tool.

The advantages of this technology include:

• Ultra-Low Detection Thresholds: Achieves pM-level detection, suitable for early-stage disease monitoring.

• Broad Diagnostic Utility: Customizable for other critical biomarkers involved in cancer, autoimmune disease, and systemic inflammation.

• High Signal Clarity: Nanowire-based response delivers real-time, low-noise output with a strong correlation to analyte concentration.

• Compact and Integratable: Ready for deployment in next-generation lab-on-a-chip, point-of-care, or remote diagnostic devices.

• Manufactured via conventional photolithography techniques: the platform supports efficient, low-cost production-critical for widespread adoption in clinical and point-of-care diagnostics.

Micromem is positioning its gas detection technology for integration into industrial and environmental systems through targeted partnerships and pilot initiatives.  With the platform now ready for field validation, the Company is seeking co-development and deployment opportunities with strategic industry partners.  Micromem is focused on expanding commercial readiness and welcomes pilot deployment opportunities.

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

The Company remains a pre-revenue entity at October 31, 2025. It did not incur any further development expenses on any project between 2021-2025.

Given the progress and momentum achieved to date with Chevron and with Romgaz, the Company believes it will have commercial orders, although there can be no assurances such purchase orders will be made or that revenues will be achieved in future.  In October 2023 we received our first purchase order from Romgaz.  We have now completed the initial ARTRA unit.  In 2025 further work on the ARTRA unit was discontinued.

We are now engaged with the U of T who assisted us with our white paper report.  The initial draft of this report was submitted to Chevron in January 2025.

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

Additionally, the current work that is being undertaken at the UofT will result in new IP filings for the Company in the fiscal year ending October 31, 2026.

Our patent costs are summarized below for the fiscal years ending October 31, 2019-2025:

	2021-2025	2020	2019
	$	$	$
Patent expenditures:	-	-	-
Patent costs capitalized:	-	-	-
Amortization expense:	-	8,123	152,962
Impairment Reserve:	-	-	223,143

Share Capital

At October 31, 2025, the Company had 616,090,414 common shares outstanding (2024: 572,985,698 common shares outstanding). Additionally, the Company has 8,750,000 stock options outstanding with a weighted average exercise price of $0.06 per share (2024: 8,750,000 options outstanding with a weighted average exercise price of $0.06 per share).

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

We plan to schedule the next annual general meeting of shareholders to cover the 2024 and 2025 fiscal years to be held prior to June 30, 2026. We will evaluate the opportunities to expand our Board of Directors at this upcoming annual general meeting of shareholders.

Equity Financing Transactions:

In the fiscal year ended October 31, 2025, the Company completed the following transactions:

(a) Pursuant to prospectus and registration exemptions set forth in applicable securities law, the Company completed private placements consisting of common shares, received net proceeds of $560,498 and issued a total of 23,095,983 common shares.

(b) The Company continued its bridge loan financing activities in 2025, specifically:

(i) It issued 4,674,528 common shares for the conversion of bridge loans totaling $162,366.

(ii) It realized net proceeds of $562,000 from the issuance of convertible debentures.

(iii) It repaid $417,915 of bridge loans previously secured.

(iv) Certain of the bridge loans that matured in 2025 were extended at maturity date, ultimately through October 31, 2025, and thereafter.

In the fiscal year ended October 31, 2024, the Company completed the following transactions:

(c) Pursuant to prospectus and registration exemptions set forth in applicable securities law, the Company completed private placements consisting of common shares, received net proceeds of $439,155 and issued a total of 24,478,227 common shares.

(d) The Company continued its bridge loan financing activities in 2024, specifically:

(v) It issued 36,805,300 common shares for the conversion of bridge loans totaling $716,674.

(vi) It realized net proceeds of $417,950 from the issuance of convertible debentures.

(vii) It repaid $287,460 of bridge loans previously secured.

(viii) Certain of the bridge loans that matured in 2024 were extended at maturity date, ultimately through October 31, 2024, and thereafter.

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

D. Property, Plant and Equipment

We maintain our corporate headquarters in Toronto, Ontario, Canada. We occupied 2,500 square feet of commercial office space pursuant to a lease that was extended in February 2017 for five years through July 2022. In August 2022 we moved to a smaller unit in the same commercial building occupying 1,154 square feet pursuant to a lease from August 1, 2022, to July 31, 2025.  The lease was extended for 2 years, to July 31, 2027.  The Company sublets a portion of its rental space on a month to month basis and realized sublet income of $14,492 in 2025 (2024: $17,205; 2023: $17,682)

In 2025, under the new lease, the Company capitalized $34,972 of right of use assets under IFRS 16 pertaining to its lease for office premises and recorded an equivalent liability in its accounts (2022: $48,408)The Company recorded amortization of $16,618 in 2025 (16,492 in 2024; $16,492 in 2023).

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section of the Form 20-F has been prepared to provide a more substantive discussion of our business and to assist the reader in analyzing the audited consolidated financial statements for the years ended October 31, 2025, October 31, 2024, October 31, 2023,October 31, 2022 and October 31, 2021. This discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes in this Annual Report, which are prepared in accordance with IFRS and are stated in United States dollars.

Operating Results:

	2025	2024	2023	2022	2021
	$	$	$	$	$
Administration	207,212	146,636	148,616	185,366	155,504

Professional and other fees and salaries	668,122	391,406	610,052	647,710	424,485

Travel and entertainment	92,516	37,631	63,360	59,504	24,903

Recovery of reserve for litigation costs/stale dated payables	-	-	-	-	(422,982)

Stock compensation expense	-	6,517	217,965	41,484	360,044

Interest expense	614,439	604,664	540,929	469,425	495,809

Amortization expense	16,618	16,492	16,492	29,755	36,033

Accretion expense	290,208	272,501	279,834	1,179,603	1,169,921

Loss (Gain) on revaluation of warrant liabilities	(228,625)	826,393	-	-	-

Impairment of Inventory	126,000	-	-	-	-

Loss on debt settlement	78,345	118,784	-	-	-

(Gain) Loss on conversion of bridge loans	9,821	45,535	21,120	94,326	(9,506)

Loss (Gain) on revaluation of derivatives	(1,360,463)	78,915	(658,503)	(409,607)	(2,547,192)

Loss (Gain) on extinguishment/repayment of convertible debentures	112,845	514,501	1,428,066	200,650	1,018,928

Financing costs	75,124	24,227	86,352	13,233	84,478

Foreign exchange loss (gain)	(33,418)	(21,404)	(62,613)	(176,477)	222,553

(Loss) for the year	(668,749)	(3,062,798)	(2,691,670)	(2,287,095)	(1,012,978)

(Loss) per share - basic and diluted	(0.00)	(0.01)	(0.01)	(0.01)	0.00

Selected balance sheet information

	2025	2024	2023	2022	2021
	$	$	$	$	$
Working capital (deficiency)	(5,578,407)	(6,693,448)	(4,818,699)	(4,722,878)	(3,452,924)
Other Assets	35,445	15,272	32,767	48,092	29,889
Total Assets	308,461	282,713	168,350	99,519	225,293
Long term liabilities	60,304	44,806	55,272	(73,214)	(48,243)
Shareholders' equity (deficiency)	(5,603,266)	(6,722,982)	(4,841,204)	(4,748,000)	(3,471,278)

The following table sets forth certain selected financial information of our Company.

Fiscal 2025 Compared to Fiscal 2024

a) Administration costs were $207,212 in 2025 (2024: $146,636).  These costs include rent and occupancy costs of $19,702 (2024: $18,514), the Company reported sublet income for a portion of its office space in 2025; office insurance costs of $2,599 (2024: $1,986; the Company did not renew its directors' and officers' insurance coverage after 2020), investor relations, listings and filing fees of $45,956 (2024: $77,535), other general and administrative expenses of $138,960 (2024: $48,601).

b) Professional and other fees and salaries costs were $668,122 in 2025 (2024: $391,406). The components of these total costs include legal and audit related expenses of $260,801 in 2025 (2024: $98,412), third party consulting fees were $83,181 in 2025 (2024: $40,977), staff salaries and benefits were $324,140 in 2025 (2024: $252,017).

The CFO received $50,351 of management fees in 2025 (2024: $40,904). The CEO of the Company received $84,560 of compensation in 2025 (2024: $36,919).

c) Travel and entertainment expenses were $92,516 in 2025 (2024: $37,631).

d) In 2025, the Company did not award any stock options to directors, officers, employees and consultants. (2024: nil).  In 2024 an expense of $6,517 was reported and was calculated using the Black Scholes option-pricing model.

e) Interest expense was $614,439 in 2025 (2024: $604,664).  This represents the actual interest expense obligations incurred by the Company based on the stated interest rates on the convertible debenture notes.

f) Amortization expense was $16,618 in 2025 (2024: $16,492).

g) Financing costs were $75,124 in 2025 (2024: $24,227).  These expenses relate to costs associated with the convertible debenture financings which the Company completed in 2025 and 2024.

h) The gain on foreign exchange reported in 2025 was $33,418 (2024: $21,404).  This included the exchange relating to the translation of $CDN denominated transactions during the year and to Canadian denominated assets and liabilities at fiscal quarter and year ends.  It also included the foreign exchange relating to the initiation, renewal, conversion, and repayment of convertible debentures transactions during the fiscal years.  The Canadian dollar, relative to the U.S. dollar was $0.7956 at October 31, 2021, $0.7327 at October 31, 2022, $0.7207 at October 31, 2023, $0.7186 at October 31, 2024, and $0.7134 at October 31, 2025.

i) The other expenses reported relate to the convertible debentures. These expenses are all non-cash expenses and compare as follows:

	2025	2024	Change
Accretion expense	$290,208	$272,501	$17,707
Loss on conversion of convertible debentures	9,821	45,535	(35,714)
Loss (gain) on revaluation of derivative liabilities	(1,360,463)	78,915	(1,439,378)
Loss (gain) on extinguishment/repayment of convertible debentures	112,845	514,501	(401,656)
Net expense	$(947,589)	$911,452	$(1,859,041)

Fiscal 2024 Compared to Fiscal 2023

a) Administration costs were $146,636 in 2024 versus $148,616 in 2023.  These costs include rent and  occupancy costs of $18,514 (2023: $17,663), the Company reported sublet income for a portion of its office space in 2024; office insurance costs of $1,986 (2023: $1,930; the Company did not renew its directors' and officers' insurance coverage after 2020), investor relations, listings and filing fees of $77,535 (2023: $52,756), other general and administrative expenses of $48,601 (2023: $70,584).

a) Professional and other fees and salaries costs were $391,406 in 2024 versus $610,052 in 2023. The components of these total costs include legal and audit related expenses of $98,412 in 2024 (2023: $144,244), third party consulting fees were $40,977 in 2024 (2023: $ 67,664), staff salaries and benefits were $252,017 in 2024 (2023: $398,144).

The CFO has received $40,904 of management fees in 2024 (2023: $86,250). The CEO of the Company has received $36,919 of compensation in 2024 (2023: $190,317).

b) Travel and entertainment expenses were $37,631 in 2024 (2023: $63,360).

c) In 2024, the Company did not award any stock options to directors, officers, employees and consultants. (2023: 3,000,000 stock options issued to consultants).  In 2024 an expense of $6,517 was reported (2023: $217,965) and was calculated using the Black Scholes option-pricing model.

d) Interest expense was $604,664 in 2024 versus $540,929 in 2023.  This represents the actual interest expense obligations incurred by the Company based on the stated interest rates on the convertible debenture notes.

e) Amortization expense was $16,492 in 2024 relating to Capital Assets (2023: $16,492).

f) Financing costs were $24,227 in 2024 versus $86,352 in 2023.  These expenses relate to costs associated with the convertible debenture financings which the Company completed in 2024 and 2023.

g) The gain on foreign exchange reported in 2024 was $21,404 versus a gain of $62,613 in 2023.  This included the exchange relating to the translation of $CDN denominated transactions during the year and to Canadian denominated assets and liabilities at fiscal quarter and year ends.  It also included the foreign exchange relating to the initiation, renewal, conversion, and repayment of convertible debentures transactions during the fiscal years.  The Canadian dollar, relative to the U.S. dollar was $0.7596 at October 31, 2020, $0.7956 at October 31, 2021, $0.7327 at October 31, 2022, $0.7207 at October 31, 2023 and $0.7186 at October 31, 2024.

h) The other expenses reported relate to the convertible debentures. These expenses are all non-cash expenses and compare as follows:

	2024	2023	Change
Accretion expense	$272,501	$279,834	$(7,333)
Loss on conversion of convertible debentures	45,535	21,120	24,415
Loss (gain) on revaluation of derivative liabilities	78,915	(658,503)	737,418
Loss (gain) on extinguishment/repayment of convertible debenture	514,501	1,428,066	(913,565)
Net expense	$911,452	$1,070,517	$(159,065)

Unaudited Quarterly Financial Information

Three months ended (unaudited)	Revenues $	Expenses $	Income (loss) in period $	Loss per share $
October 31, 2025	-	(375,890)	375,890	-
July 31, 2025	-	821,351	(821,351)	-
April 30, 2025	-	660,470	(660,470)	0.01
January 31, 2025	-	(437,452)	437,452	-
October 31, 2024	-	2,517,964	(2,517,964)	-
July 31, 2024	-	570,496	(570,496)	-
April 30, 2024	-	(1,446,174)	1,446,174	0.01
January 31, 2024	-	1,420,512	(1,420,512)	-

Three months ended (unaudited)	Working capital (deficiency)	Capital assets at NBV	Other Assets	Total Assets	Long term liability	Shareholders' equity (deficit)
October 31, 2025	(5,578,407)	35,445	-	308,461		(5,603,266)
July 31, 2025	(6,253,022)	40,257	-	377,362		(6,277,691)
April 30, 2025	(6,199,845)	6,747	-	504,141		(6,239,317)
January 31, 2025	(5,928,525)	11,000	-	319,159		(5,960,940)
October 31, 2024	(6,693,448)	15,272	-	282,713		(6,722,982)
July 31, 2024	(4,532,200)	19,720	-	186,845		(4,540,961)
April 30, 2024	(4,426,287)	24,359	-	133,392		(4,432,080)
January 31, 2024	(6,100,773)	28,393	-	144,827		(6,001,984)

B. Liquidity and Capital Resources:

Liquidity

We have not yet realized commercial revenues from the exploitation of our technology platforms. We currently do not have positive cash flow from operations and will not realize positive cash flow until we license or directly produce and sell products utilizing our technology platforms.

We currently have no lines of credit available. We have relied on obtaining equity financing from investors through private placements, through the exercise of common stock options by officers and directors, and through bridge loans that the Company has secured in order to meet our cash flow needs until we can generate sustainable revenues. At October 31, 2025, we had a working capital deficiency of $5,578,407 (2024: $6,693,448) including cash on hand of $250,148 (2024: $125,705). Since October 31, 2025, we have raised an additional $82,500 of bridge loan financing and $236,005 of financing from private placements.  We have granted to our directors, officers, other employees and consultants a number of options to purchase shares at prices that are at or above market price on the date of grant. None of the optionees have any obligation to exercise their options and there can be no guarantee that we will realize any funds from the exercise of these options.

In 2026, we plan to continue to raise financing as required and we anticipate that we may report initial revenues from our development partners. In our opinion, despite the current working capital deficiency, in consideration of the future financing endeavours, business plan and existing cash resources, we expect the Company to have sufficient financial resources to fund the Company's planned operations through fiscal 2026.

We incurred $2,729 capital expenditures in 2025 (2024: nil).

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

Tabular Disclosure of Contractual Obligations:

A summary of our financial commitments as of October 31, 2025, is as below:

	Payments due by period ($USD)
	Total	Less than 1 year	1-5 years	More than 5 years
Operating lease obligations	$33,136	$18,935	$14,201	-	-

	Payments due by period ($USD)
	Total	Less than 30 days	31-90 days past billing date	Over 90 days past billing date
Trade payables	$264,806	$-	$ 264,806	$ -

	Payments due by period ($USD)
	Total	Less than 3 months	Three to six months	Six to twelve months	One to five years
Convertible debentures	$4,642,143	$ 2,553,796	$ 1,644,597	$ 443,750	$ -
Debenture payable	$37,119	$ 37,119	$ -	$ -	$ -

Warrant liabilities	$753,660	$-	$-	$-	$753,660
Long-term debt	$49,732	$-	$-	$-	$49,732

Critical Accounting Policies:

Our significant accounting policies are set forth in our consolidated financial statements, which should be read in conjunction with management's discussion of our critical accounting policies and estimates set forth below.

Our consolidated financial statements have been prepared in accordance with IFRS.

We have not yet realized commercial revenues from the exploitation of our technology. Under IFRS, research costs are expensed in the period incurred. Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under IFRS which is the translation of research findings or other knowledge into a plan for the technology prior to commercial production or use. As at October 31, 2025, the Company capitalized $nil of development costs and capitalized $nil as intangible assets under IFRS.

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

With respect to the Company's efforts to collect on that Judgement, a settlement ("Settlement") was reached during October 2021. Pursuant to the Settlement, the Company received an initial one-time payment and is entitled to additional monthly payments over a period of up to six years. The Company will record those payments as and when they are received. The total amount to be received by the Company if Mr. Van Fleet makes all the required payments under the terms of the Settlement will be less than the amount of the Judgement obtained by the Company, but if Mr. Van Fleet does not comply with the terms of the Settlement, it also provides the Company a means of enforcing a larger judgement against Mr. Van Fleet that is substantially in line with the Judgement.  To date Mr. Van Fleet has complied with the terms of the Judgement.

(4) Legal matter:  Litigation with ex-controller

On November 1, 2023, a former employee (the "Plaintiff") filed a statement of claim with the Ontario Superior Court in the amount of $410,000 CDN against the Company relating to employment termination without reasonable notice. The Company filed a statement of defence and counterclaim on November 29, 2023, denying all liability to the former employee, and an amended statement of defence and counterclaim on February 10, 2025.

Discoveries with legal counsel were completed in August 2024.  Mediation proceedings were completed in October 2024 and did not result in a resolution.  On February 27, 2025 a trial record was served by the Plaintiff.  A trial date has been set for December 7, 2026.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Executive Officers

The Directors and Executive Officers of Micromem of the date of this Annual Report, are sett forth below:

Name	Age	Position

Joseph Fuda	65	President, Chief Executive Officer and Director
Dan Amadori	74	Chief Financial Officer
Oliver Nepomuceno	58	Director
Alex Dey	82	Director

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

B. Compensation

	Annual			Long-Term
	Compensation			Compensation
				Awards

	Fiscal	Salary	Bonus	Other Annual	Securities
Name and	Year	(US$)	(US$)	Compensation	Under Options
Principal Position				(US$)	Granted (#)
Joseph Fuda	2023	141,120	-	22,712	340,000
Chief Executive Officer	2024	36,919	-	-	-
	2025	84,560	-	-	-
Dan Amadori	2023	63,769	-	22,712	340,000
Chief Financial Officer	2024	40,904	-	-	-
	2025	50,351	-	-	-
Oliver Nepomuceno	2023	-	-	22,044	330,000
Director	2024	-	-	-	-
	2025	-	-	-	-
Alex Dey	2023	9,896	-	22,044	330,000
Director	2024	-	-	-	-
	2025	4,286	-	-	-

Options are offered to directors, executive officers, and employees to purchase our common shares at an exercise price equal to or above the market price for the common shares at the date that the options are granted. These options are approved by the Compensation Committee. None of the directors have agreements that provide for benefits. No options were granted in 2025 or 2024.  In 2023 1,340,000 options were granted to directors and officers.  The weighted average exercise price was $0.06 per share.

C. Board Practices:

All matters pertaining to our financing, contractual arrangements and Management and Director compensation are approved by the Board of Directors. The members of the Board of Directors are appointed to a one-year term at our Annual Meeting or until such time as the next annual general meeting of shareholders is held.

Our Board of Directors meets on an as required basis during the fiscal year. Our Board of Directors did not meet in person in 2025. The Board was convened as of each quarter end.  The CFO reports to the Board at each quarter end and on an as required basis during the year.

Our Audit Committee met regularly during fiscal 2025 for the purpose of approving and recommending to the Board the quarterly financial statements and our year-end financial statements. In addition, our Audit Committee receives regular periodic reports from management.

Our Compensation Committee met as part of our audit committee meetings in 2025; it receives regular reports from management. Our Compensation Committee approves management and director compensation and all stock option grants for recommendation to the Board of Directors.

The Company held its Annual Meeting on Monday, April 22, 2024 for the fiscal years ending 2020, 2021, 2022 and 2023.  At the meeting, the incumbent of directors - Joseph Fuda, Alex Dey and Oliver Nepomuceno were reelected to our Board of Directors.

Audit Committee

The Board of Directors has appointed an Audit Committee consisting of two independent directors. The members of the Audit Committee are Alex Dey (Chairman) and Oliver Nepomuceno, each of whom serves in such capacity until the Board of Directors' next annual meeting. The Audit Committee is responsible for the integrity of our internal accounting and control systems. The committee receives and reviews our financial statements and makes recommendations thereon to the Board of Directors prior to its approval by the full Board of Directors. The Audit Committee communicates directly with our external auditors in order to discuss audit and related matters whenever appropriate. The Audit Committee met formally in January, February, June and September 2025.

Compensation Committee

The Board of Directors has appointed a Compensation Committee which meets on executive compensation matters as and when required. Our Compensation Committee includes Oliver Nepomuceno and Alex Dey as outside directors. The Compensation Committee did not meet separately in 2025 as both members also serve on the Audit Committee.

Disclosure Committee

The Board of Directors has appointed a Disclosure Committee whose primary responsibility is to ensure timely and accurate disclosure of all relevant information in accordance with the various securities regulations. Our Disclosure Committee includes Joseph Fuda, the Company's CEO, and Alex Dey, an outside director.

D. Employees

We have three employees, one of which serves in a management capacity and two of which serve in an administrative capacity.  This includes Mr. Fuda, the Chief Executive Officer and President, and two support staff, all of whom work from our executive offices in Toronto, Canada.  Mr. Amadori, our CFO, provides services through his management company. All research and development is outsourced to third parties. We consider our relations with our employees to be satisfactory.  Our Controller resigned in February 2023 and has since been replaced through a third-party service provider.

E. Share Ownership

NAME	COMMON SHARES OWNED[1]	OPTIONS HELD	OPTION EXERCISE PRICE	OPTION EXPIRATION DATE	% OF TOTAL [2]
Joseph Fuda Chief Executive Officer and Director	2,074,335	400,000 340,000 1,700,000	$0.07 $0.07 $0.05	10/08/2026 03/20/2028 12/31/2030	0.72% (4,514,335)
Dan Amadori Chief Financial Officer	1,123,857[3]	400,000 340,000 1,700,000	$0.07 $0.07 $0.05	10/08/2026 03/20/2028 12/31/2030	0.57% (3,563,857)
Oliver Nepomuceno Director	1,078,572	100,000 330,000 300,000	$0.07 $0.07 $0.05	10/08/2026 03/20/2028 12/31/2030	0.29% (1,808,572)
Alex Dey Director	883,351	100,000 330,000 300,000	$0.07 $0.07 $0.05	10/08/2026 03/20/2028 12/31/2030	0.26% (1,613,351)

1.	Common shares beneficially owned as of the date of this Annual Report.
[2].	Calculated based on common shares owned plus options held as a percentage total of common shares outstanding as of the date of this Annual Report, plus options held.
[3].	215,716 common shares are held by a corporation controlled by Mr. Amadori.
[4].	254,863 common shares are held by a corporation wholly-owned by Mr. Dey.

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

F. Disclosure of a Registrant's Actions to Recover Erroneously Awarded Compensation.

Not Applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders:

To our knowledge, no shareholder holds greater than 5% of the common shares outstanding of the Company. As of the date of this Annual Report, approximately 46% of the issued and outstanding common shares are held by Canadian investors; approximately 49% of the issued and outstanding shares are held by U.S. investors; and approximately 5% are held by investors outside of Canada and the U.S.

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

B. Related Party Transactions:

The Company reports the following related party transactions:

(a) Management and consulting fees:

Included in professional fees, other fees and salaries as reported are management fees and consulting fees paid or payable to individuals (or Companies controlled by such individuals) who served as officers, directors, and employees of the Company. The total compensation paid to such parties is summarized as follows:

	2025	2024	2023
Cash Compensation	$139,197	$77,823	$214,914
Stock based compensation	-	-	82,946
	$139,197	$77,823	$297,860

The cash compensation paid in 2025 included $50,351 to our CFO, Dan Amadori (2024: $40,904) and $84,560 to our CEO, Joseph Fuda (2024: $36,919).

C. Interests of Experts and Counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Our consolidated financial statements for the years ended October 31, 2025, 2024 and 2023 have been prepared in accordance with IFRS.

We have never paid a dividend on our securities. We do not anticipate paying dividends in the foreseeable future.

B. Significant Changes

Significant Changes since October 31, 2025, are as presented in Note 22 to the Company's Consolidated Financial Statements. See "Item 18 - Financial Statements".

ITEM 9. THE OFFER AND LISTING

Our common shares are quoted in the United States on the OTCQB under the symbol "MMTIF". Our common shares are traded in Canada on the Canadian Securities Exchange under the symbol "MRM".

On February 17, 2026, the last reported sale price for our common shares on the OTCQB was $0.028.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Our authorized capital consists of an unlimited number of common shares, of which 616,090,414 shares were issued and outstanding as of October 31, 2025, and 2,000,000 special, redeemable, voting preference shares, referred to herein as special shares, none of which were outstanding, as of October 31, 2025.

Additionally, the Company has 8,750,000 stock options outstanding with a weighted average exercise price of $0.06 per share (2024: 8,750,000 options outstanding with a weighted average exercise price of $0.06 per share).

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

Holders of special redeemable shares are entitled to receive notice of, attend and vote at all meetings of the shareholders of Micromem. Each special share carries one vote at such meetings. In the event of the voluntary or involuntary liquidation, dissolution or winding-up of Micromem, after payment of all outstanding debts, the holders of the special shares shall be entitled to receive, before any distribution of any part of the assets of Micromem among the holders of any other shares, the amount paid up on the special shares. The special shares are redeemable at the option of Micromem for the amount paid up on the shares. Dividends may not be declared or paid on the special shares and transfer of the Special Shares is restricted without the approval of the Directors of Micromem and the prior written consent of the Ontario Securities Commission. The number of special shares that may be issued and outstanding at any time is limited to 500,000. There are no pre-emptive rights, conversion rights or sinking fund provisions attaching to the special shares. Special shares are not liable to further calls or to assessment by Micromem; provided, however, that pursuant to the provisions of the Business Corporations Act (Ontario), Micromem has a lien on any special shares registered in the name of a shareholder or the shareholder's legal representative for a debt owed by the shareholder.

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

Dividends on common shares and Other Income

Under the Canadian Income Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada. We are responsible for the withholding of tax at the source. The Canada-United States Income Tax Convention (1980) limits the rate to 15 percent if the shareholder is a resident of the United States and the dividends are beneficially owned by and paid to such shareholder, and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor corporation.

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

Dispositions of Common Shares

Under the Canadian Income Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of "taxable Canadian property". common shares will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25 percent or more of the issued shares of any class or series in the capital stock of Micromem belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder did not deal at "arm's length" and in certain other circumstances.

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

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of our common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership or disposition of our common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax considerations applicable to such U.S. Holder, including specific tax considerations applicable to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal net investment income tax, U.S. federal alternative minimum tax, U.S. federal estate and gift tax, U.S. state and local tax, or non-U.S. tax considerations applicable to U.S. Holders of the acquisition, ownership and disposition of our common shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. state and local and non-U.S. tax considerations relating to the acquisition, ownership and disposition of our common shares.

No opinion from legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions in this summary.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed) promulgated under the Code, published rulings of the IRS, published administrative positions of the IRS, the Convention Between the United States of America and Canada with Respect to Taxes on Income and on Capital of 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of our common shares that is, for U.S. federal income tax purposes:

• an individual who is a citizen or resident of the United States;

• a corporation organized under the laws of the United States, any state thereof or the District of Columbia;

• an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

• a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are governmental organizations, tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are banks, financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are brokers, broker-dealers, dealers or traders in securities or currencies or are traders in securities that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own our common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale or other integrated transaction; (f) acquire our common shares in connection with the exercise or cancellation of employee stock options or otherwise as compensation for services; (g) hold our common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships and other “pass-through” entities (and investors in such partnerships and entities); (i) are S corporations (and shareholders thereof); (j) are subject to special tax accounting rules; (k) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of our outstanding shares; (l) are U.S. expatriates or former long-term residents of the United States; or (m) hold our common shares in connection with a trade or business, permanent establishment, or fixed base outside the United States. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. state and local and non-U.S. tax considerations applicable to the acquisition, ownership and disposition of our common shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax considerations applicable to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of such entity or arrangement and the status of such partners (or other owners or participants). This summary does not address the tax considerations applicable to any such entity or arrangement or partner (or other owner or participant). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as other “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax considerations arising from and relating to the acquisition, ownership and disposition of our common shares.

Passive Foreign Investment Company Rules

If we were to constitute a “passive foreign investment company” within the meaning of Section 1297(a) of the Code (a “PFIC”) at any time during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax considerations applicable to a U.S. Holder of the acquisition, ownership and disposition of our common shares.

We believe that we were classified as a PFIC for our most recently completed tax year, and based on current business plans and financial expectations, we expect that we may be classified as a PFIC for our current tax year and may be a PFIC for subsequent tax years. No opinion of legal counsel or ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the income, assets and nature of the activities of such corporation over the course of each such tax year and, as a result, our PFIC status and the PFIC status of each of our non-U.S. subsidiaries for the current tax year or any future tax year cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by us (or each of our non-U.S. subsidiaries) in respect of our PFIC status (or the PFIC status of each of our non-U.S. subsidiaries). If we are a PFIC for any tax year during which a U.S. Holder holds our common shares, we will continue to be treated as a PFIC with respect to such U.S. Holder, regardless of whether we cease to be a PFIC in one or more subsequent tax years. Each U.S. Holder should consult its own tax advisors regarding our status as a PFIC and the PFIC status of each of our non-U.S. subsidiaries.

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

We generally will be a PFIC for any tax year in which (a) 75% or more of our gross income for such tax year is passive income (the “PFIC income test”) or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or other inventory, depreciable property used in its trade or business or supplies regularly used or consumed in the ordinary course of its trade or business and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by us from certain “related persons” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if we are a PFIC, U.S. Holders will generally be deemed to own their proportionate share of our direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax under the default PFIC rules discussed below on their proportionate share of (i) any “excess distributions” as described below, on the shares of a Subsidiary PFIC and (ii) a disposition or deemed disposition of shares of a Subsidiary PFIC by us or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of our common shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of our common shares are made.

Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC for any tax year during which a U.S. Holder owns our common shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership and disposition of our common shares will depend on whether and when such U.S. Holder makes elections to treat us and each Subsidiary PFIC, if any, as a “qualified electing fund” (or “QEF”) under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to our common shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election (a “Non-Electing U.S. Holder”) will be subject to tax as described below.

A Non-Electing U.S. Holder will be subject to the default rules of Section 1291 of the Code described below with respect to: (a) any gain recognized on the sale or other taxable disposition of our common shares and (b) any “excess distribution” received on our common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions with respect to our common shares received in the current tax year) exceeds 125% of the average annual distributions such U.S. Holder has received from us during the three preceding tax years (or during a U.S. Holder’s holding period for our common shares, if shorter).

Under Section 1291 of the Code, if we were to constitute a PFIC during a Non-Electing U.S. Holder’s holding period, any gain recognized on the sale or other taxable disposition of our common shares (including an indirect disposition of shares of a Subsidiary PFIC), and any “excess distribution” received on such common shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day in the Non-Electing U.S. Holder’s holding period for the respective common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If we cease to be a PFIC, a Non-Electing U.S. Holder may terminate ongoing deemed PFIC status with respect to our common shares by electing to recognize gain (which will be taxed under the default rules of Section 1291 of the Code as discussed above), but not loss, as if such common shares were sold on the last day of the last tax year for which we were a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election with respect to us for the first tax year in which the holding period of our common shares begins generally will not be subject to the default rules of Section 1291 of the Code discussed above with respect to its common shares. A U.S. Holder that makes a timely and effective QEF Election with respect to us will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election with respect to us will be subject to U.S. federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us. However, for any tax year in which we are a PFIC and have no net income or gain, U.S. Holders that have made a QEF Election with respect to us would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to us generally (a) may receive a tax-free distribution from us to the extent that such distribution represents our “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in our common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of our common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for our common shares in which we are a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election with respect to us for the first year in the U.S. Holder’s holding period for the common shares, the U.S. Holder may still be able to make a timely and effective QEF Election with respect to us in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the default rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a “purging” election to recognize gain as discussed in the preceding sentence, then such U.S. Holder will be subject to the QEF Election rules and will continue to be subject to tax under the default rules of Section 1291 of the Code discussed above with respect to our common shares.  If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which we are not a PFIC. Accordingly, if we become a PFIC again in a later tax year, the QEF Election will still be effective, and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which we qualify as a PFIC.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if we do not provide the required information with regard to us or any Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the default rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

U.S. Holders should be aware that there can be no assurances that we will satisfy the record keeping requirements that apply to a QEF, or that we will supply U.S. Holders with a PFIC Annual Information Statement or other information that such U.S. Holders are required to report under the QEF rules, in the event we or any of our non-U.S. subsidiaries are a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to us or any of our non-U.S. subsidiaries. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election with respect to our common shares only if our common shares are marketable stock. Our common shares generally will be “marketable stock” if our common shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to Section 11A of the U.S. Exchange Act or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. U.S. Holders should consult their own tax advisors regarding the marketable stock rules.

A U.S. Holder that makes a Mark-to-Market Election with respect to our common shares generally will not be subject to the default rules of Section 1291 of the Code discussed above with respect to such common shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for our common shares for which we are a PFIC and such U.S. Holder has not made a timely QEF Election, the default rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, our common shares.

A U.S. Holder that makes a timely and effective Mark-to-Market Election will include in ordinary income, for each tax year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of our common shares held by such U.S. Holder, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in our common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in our common shares, over (ii) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a timely and effective Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in our common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of our common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to the tax year for which such Mark-to-Market Election is made and to each subsequent tax year, unless our common shares cease to be “marketable stock” or the IRS consents to the revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to our common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of our common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations) in the event that we are a PFIC during a U.S. Holder’s holding period for the relevant common shares. However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which our common shares are transferred.

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

Certain additional adverse rules may apply with respect to a U.S. Holder if we are a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses our common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

In addition, a U.S. Holder who acquires our common shares from a decedent will not receive a “step up” in tax basis of such common shares to fair market value unless such decedent had a timely and effective QEF Election in place.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules (including the availability and advisability of making a QEF Election or Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

General Rules Applicable to the Ownership and Disposition of Common Shares

The following discussion is subject in its entirety to the special rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares

We do not anticipate making distributions with respect to our common shares in the foreseeable future. A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current and accumulated “earnings and profits”, as computed in accordance with U.S. federal income tax principles. To the extent that a distribution exceeds our current and accumulated “earnings and profits”, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in our common shares and thereafter as gain from the sale or exchange of such common shares (See “Sale or Other Taxable Disposition of Common Shares” below). However, we do not intend to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distributions by us with respect to our common shares will constitute dividend income. Dividends received on our common shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided we are eligible for the benefits of the Canada-U.S. Tax Convention, or our common shares are readily tradable on a United States securities market, dividends paid by us to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that we not be classified as a PFIC in the tax year of distribution or in the preceding tax year. A dividend generally will be taxed to a U.S. Holder at ordinary income rates (rather than preferential rates for qualified dividend income to the extent otherwise applicable) if we are a PFIC for the tax year of such distribution or were a PFIC for the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of our common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference, if any, between (a) the U.S. dollar value of any cash received plus the fair market value of any property received, and (b) such U.S. Holder’s adjusted tax basis in such common shares sold or otherwise disposed of. A. U.S. Holder’s initial tax basis will generally equal the purchase price paid for such common shares. Gain or loss recognized on such sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, our common shares have been held for longer than one year. Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency or on the sale, exchange or other taxable disposition of our common shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt or, if applicable, the date of settlement if the common shares are traded on an established securities market (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the day of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S.-source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on our common shares will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of common shares generally will be U.S.-source gain or loss. Certain U.S. Holders that are eligible for the benefits of the Canada-U.S. Tax Convention may elect to treat such gain or loss as Canadian-source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on our common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.  The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own tax advisors regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. U. S. Holders may be subject to these reporting requirements unless our common shares held by such U.S. Holder are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of our common shares generally may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules generally will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

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

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

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

Not Applicable.

J. Annual Report to Security Holders

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates and foreign currency exchange rates. We do not hold or issue financial instruments for trading purposes. See Note 22 to our consolidated financial statements for our quantitative and qualitative disclosures about market risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. to D.

None.

E.

Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of October 31, 2025. Based on management's evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of October 31, 2025, our disclosure controls and procedures were effective in that they were designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in our reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Exchange Act Rule 13a-15(e) also states that disclosure controls and procedures are designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of Micromem's internal control over financial reporting as of October 31, 2025. In making this assessment, they used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment the Chief Executive Officer and Chief Financial Officer have concluded that, as of October 31, 2025, our internal control over financial reporting were effective.

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

ITEM 16C. Principal Accountant Fees and Services

The following table presents fees for professional audit services rendered by our auditors for the audit of our consolidated financial statements for the years ended October 31, 2024 and 2022, and fees billed for other services rendered by our auditors including our offerings of securities and tax services.

	2025	2024

Audit Fees	$100,800	$98,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-

Audit Fees

In 2025 we incurred $100,800 and in 2024 we incurred $98,000, in audit fees to MNP LLP.

Audit Related Fees

In 2025 and 2024 we paid $nil in audit-related fees.

Tax Fees

We paid $5,000 in 2025 and $5,000 in 2024, of tax-related fees for services to Chiampou Travis LLP.

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

In Fiscal 2025, the Company did not experience any “cybersecurity threat” (as defined in Item 106(a) of Regulation S-K) or “cybersecurity incident” (as defined in Item 106(a) of Regulation S-K) that materially affected or was reasonably likely to materially affect the Company’s business strategy, results of operations or financial condition.

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

Micromem Technologies Inc.

Consolidated Financial Statements

For the years ended October 31, 2025, 2024 and 2023

(Expressed in United States Dollars)

Micromem Technologies Inc.

Consolidated Financial Statements

For the years ended October 31, 2025, 2024 and 2023

(Expressed in United States Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Micromem Technologies Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Micromem Technologies Inc. (the "Company") as of October 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, changes in shareholders' deficiency, and cash flows for each of the years in the three-year period ended October 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of October 31, 2025 and 2024, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended October 31, 2025, in conformity with IFRS® Accounting Standards as issued by the International Accounting Standards Board.

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

Going Concern

Critical Audit Matter Description

As described in Note 2, the Company's operations are mainly funded with debt financing, which is dependent upon many external factors and may be difficult to raise when required. The Company may not have sufficient cash to fund its operations, and therefore, will require additional funding, which if not raised, may result in the delay, postponement or curtailment of some or all of its activities. Management has prepared future cash flow forecasts, which involves judgment and estimation of key variables, such as planned capital and operating expenditures, and market conditions. Future economic conditions and effects of key events subsequent to the year end, such as debt financing, also impacted management's judgments and estimates. We identified the Company's ability to continue as a going concern as a critical audit matter because auditing the Company's going concern assessment is complex and involves a high degree of auditor judgment to assess the reasonableness of the cash flow forecasts, planned refinancing actions and other assumptions used in the Company's going concern analysis. This matter is also described in the "Material Uncertainty Related to Going Concern" section of our report.

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

Valuation of Financial Instruments

Critical Audit Matter Description

As described in Note 11 to the consolidated financial statements, for the year ended October 31, 2025, the Company has various convertible debentures some of which result in the recognition of derivative liabilities or equity components. Management measured the fair value of the embedded derivative liability and the fair value of host loans using valuation techniques that require management to make several assumptions related to the inputs into those models. Auditing management's fair value calculations was challenging due to the complexity of accounting for the instruments, the related valuation models and the inputs into those models, which are highly sensitive to changes, such as volatility, risk free rates, variable conversion price and discount rate.

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

Chartered Professional Accountants

Licensed Public Accountants

February 4, 2026

Toronto, Canada

We have served as the Company's auditor since 2017.

1 Adelaide Street East, Suite 1900, Toronto, Ontario, M5C 2V9 1.877.251.2922 T: 416.596.1711 F: 416.596.7894 MNP.ca

Micromem Technologies Inc.
Consolidated Statements of Financial Position
As at October 31, 2025 and 2024
(Expressed in United States dollars)

		As at	As at
	Notes	October 31, 2025	October 31, 2024

Assets
Current
Cash	23(a)	$250,148	$125,705
Prepaid expenses and other receivables	21(d)	22,868	141,736
Total current assets		273,016	267,441
Property and equipment	7	35,445	15,272

Total assets		$308,461	$282,713

Liabilities
Current
Trade payables and other liabilities	20(b), 23(d)	$264,806	$336,575
Deposit liability	21(d)	63,000	63,000
Current lease liability	10	16,870	11,980
Debenture payable	8	37,119	37,389
Convertible debentures	11,23	4,294,559	3,853,273
Derivative liabilities	11,23	421,409	1,570,675
Warrant liabilities	12	753,660	1,087,997
Total current liabilities		5,851,423	6,960,889
Non-current lease liability	10	13,683	-
Long-term loan	9	46,621	44,806
Total liabilities		5,911,727	7,005,695

Shareholders' Deficiency
Share capital	13	93,467,444	91,678,279
Contributed surplus		26,086,012	27,288,183
Equity component of convertible debentures	11	1,898,142	696,671
Accumulated deficit		(127,054,864)	(126,386,115)
Total shareholders' deficiency		(5,603,266)	(6,722,982)

Total liabilities and shareholders' deficiency		$308,461	$282,713

Going concern	2
Commitments and Contingencies	21
Subsequent events	24

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board of Directors:

"Joseph Fuda"	"Alex Dey"
Director	Director

Micromem Technologies Inc.
Consolidated Statements of Operations and Comprehensive Loss
For the years ended October 31, 2025, 2024, and 2023
(Expressed in United States dollars)

		Years ended October 31,
	Notes	2025	2024	2023

Operating expenses
General and administrative	16(a)	$207,217	$146,636	$148,616
Professional, other fees and salaries	16(b)	668,122	391,406	610,052
Stock-based compensation	15	-	6,517	217,965
Travel and entertainment		92,516	37,631	63,360
Depreciation of property and equipment	7	16,618	16,492	16,492
Foreign exchange loss (gain)		(33,418)	(21,404)	(62,613)
Total operating expenses		951,055	577,278	993,872

Other expenses (income)
Accretion expense	11	290,208	272,501	279,834
Interest expense	9,11	614,439	604,664	540,929
Other finance expenses	8,10,11,13	75,124	24,227	86,352
Loss (gain) on revaluation of warrant liabilities	12	(228,625)	826,393	-
Loss (gain) on debt settlement	13	78,345	118,784	-
Impairment of inventory	21(d)	126,000	-	-
Loss (gain) on revaluation of derivative liabilities	11	(1,360,463)	78,915	(658,503)
Loss (gain) on conversion of convertible debentures	11	9,821	45,535	21,120
Loss (gain) on repayment of convertible debentures	11	5,484	62,253	27,243
Loss (gain) on extinguishment of convertible debentures	11	107,361	452,248	1,400,823
Total other expenses (income)		(282,306)	2,485,520	1,697,798

Loss before income tax provision		(668,749)	(3,062,798)	(2,691,670)
Income tax provision	19	-	-	-
Net loss and comprehensive loss		$(668,749)	$(3,062,798)	$(2,691,670)

Weighted average number of outstanding shares, basic and diluted	17	594,562,871	529,474,454	490,310,376

Loss per share, basic and diluted	17	$-	$(0.01)	$(0.01)

The accompanying notes are an integral part of these consolidated financial statements.

Micromem Technologies Inc.
Consolidated Statements of Changes in Shareholders' Deficiency
For the years ended October 31, 2025, 2024, and 2023
(Expressed in United States dollars)

					Equity component
		Number of	Share	Contributed	of convertible	Accumulated
	Notes	shares	capital	surplus	debentures	deficit	Total
Balance at November 1, 2022		467,607,678	$87,784,725	$27,459,730	$793,140	$(120,785,595)	$(4,748,000)
Private placements of shares for cash	13	9,864,500	535,525	-	-	-	535,525
Share issuance costs	13	-	(25,586)	-	-	-	(25,586)
Convertible debentures converted into common shares	11	30,346,660	1,742,226	-	(85,804)	-	1,656,422
Exercise of stock options	15	2,550,000	434,822	(220,682)	-	-	214,140
Expiry of stock options	15	-	-	(75,033)	-	75,033	-
Expiry of convertible debenture conversion option	11	-	-	793,139	(793,139)	-	-
Renewal of convertible debentures	11	-	-	(3,306,276)	3,306,276	-	-
Stock-based compensation	15	-	-	217,965	-	-	217,965
Net loss and comprehensive loss		-	-	-	-	(2,691,670)	(2,691,670)
Balance at October 31, 2023		510,368,838	$90,471,712	$24,868,843	$3,220,473	$(123,402,232)	$(4,841,204)

Private placements of shares for cash	13	24,478,227	439,155	-	-	-	439,155
Cash share issuance costs	13	-	(24,520)	-	-	-	(24,520)
Broker warrants issued	13	-	(3,909)	3,909	-	-	-
Shares issued on settlement of accounts payable	13	1,333,333	79,167	-	-	-	79,167
Convertible debentures converted into common shares	11	36,805,300	716,674	-	(35,973)		680,701
Expiry of stock options	15	-	-	(78,915)	-	78,915	-
Expiry of convertible debenture conversion option	11	-	-	3,220,473	(3,220,473)	-	-
Renewal of convertible debentures	11	-	-	(732,644)	732,644	-	-
Stock-based compensation	15	-	-	6,517	-	-	6,517
Net loss and comprehensive loss		-	-	-	-	(3,062,798)	(3,062,798)
Balance at October 31, 2024		572,985,698	$91,678,279	$27,288,183	$696,671	$(126,386,115)	$(6,722,982)

Private placements of shares for cash	13	23,095,983	560,498	-	-	-	560,498
Cash share issuance costs	13	-	(31,515)	-	-	-	(31,515)
Shares issued on settlement of debt	13	3,000,000	106,240	-	-	-	106,240
Exercise of warrants classified as liability	13	12,150,205	984,170	-	-	-	984,170
Exercise of broker warrants	14	184,000	7,406	(700)	-	-	6,706
Convertible debentures converted into common shares	11	4,674,528	162,366	-	-	-	162,366
Expiry of convertible debenture conversion option	11	-	-	696,671	(696,671)	-	-
Renewal of convertible debentures	11	-	-	(1,898,142)	1,898,142	-	-
Net loss and comprehensive loss		-	-	-	-	(668,749)	(668,749)
Balance at October 31, 2025		616,090,414	$93,467,444	$26,086,012	$1,898,142	$(127,054,864)	$(5,603,266)

The accompanying notes are an integral part of these consolidated financial statements.

Micromem Technologies Inc.
Consolidated Statements of Cash Flows
For the years ended October 31, 2025, 2024, and 2023
(Expressed in United States dollars)

		Years ended October 31,
	Notes	2025	2024	2023
Operating activities
Net loss		$(668,749)	$(3,062,798)	$(2,691,670)
Items not affecting cash:
Depreciation of property and equipment	7	16,618	16,492	16,492
Accretion expense	11	290,208	272,501	279,834
Accrued interest	9,11	541,030	531,797	471,596
Stock-based compensation	15	-	6,517	217,965
Loss (gain) on revaluation of warrant liabilities	12	(228,625)	826,393	-
Loss (gain) on debt settlement	13	78,345	118,784	-
Impairment of inventory	23 (d)	126,000	-	-
Loss (gain) on revaluation of derivative liabilities	11,18	(1,360,463)	78,915	(658,503)
Loss (gain) on conversion of convertible debentures	11,18	9,821	45,535	21,120
Loss (gain) on repayment of convertible debentures	11,18	5,484	62,253	27,243
Loss (gain) on extinguishment of convertible debentures	11,18	(21,994)	388,985	1,400,823
Foreign exchange loss (gain)		(31,781)	(30,539)	(67,031)
		(1,244,106)	(745,165)	(982,131)
Net changes in non-cash working capital:
Prepaid expenses and other receivables		(7,132)	(37,737)	(85,799)
Deposit liability		-	-	63,000
Trade payables and other liabilities		(71,769)	156,978	(78,290)
Cash flows used in operating activities		(1,323,007)	(625,924)	(1,083,220)

Investing activity
Purchase of property and equipment	7	(2,729)	-	(2,044)
Cash flows used in investing activity		(2,729)	-	(2,044)

Financing activities
Principal payments on lease liability	10	(16,333)	(17,381)	(15,609)
Proceeds from private placements of shares and warrants	13	926,083	631,456	535,525
Share issuance costs	13	(31,515)	(24,520)	(25,586)
Proceeds from the exercise of options	15	-	-	214,140
Proceeds from the exercise of warrants	13	427,859	-	-
Proceeds from issuance of convertible debentures	11,18	562,000	417,950	645,151
Repayments of convertible debentures	11,18	(417,915)	(287,460)	(270,000)
Cash flows provided by financing activities		1,450,179	720,045	1,083,621

Net change in cash		124,443	94,121	(1,643)
Cash - beginning of period		125,705	31,584	33,227
Cash - end of period		$250,148	$125,705	$31,584

Supplemental cash flow information
Repayment penalties paid (classified in operating activities)	11	$129,355	$63,263	$-
Interest paid on convertible debt (classified in operating activities)	11	$75,010	$72,867	$64,679
Interest converted on convertible debt (classified in operating activities)	11	$104,541	$52,772	$238,859
Interest paid on non-convertible debt (classified in operating activities)	8	$8,828	$9,081	$9,170
Interest on lease liability (classified in operating activities)	10	$1,044	$1,820	$3,323
Carrying amount of convertible debentures converted into common shares	13,18	$162,366	$716,674	$1,742,226
Cash issuance costs (classified in operating activities)	13	$24,558	$13,326	$-
Shares issued on settlement of accounts payable & convertible debt	13,18	$119,615	$29,687	$-
ROU asset and lease liability recognized	10	$34,972	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2025, 2024, and 2023
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

The Company develops, based upon proprietary technology, customized sensor applications for companies (referred to as "Development Partners") operating internationally in various industry segments. The Company has not generated commercial revenues through October 31, 2025 and is devoting substantially all its efforts to securing commercial revenue opportunities.

2. Going concern

These consolidated financial statements have been prepared with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast substantial doubt about the Company's ability to continue as a going concern and ultimately on the appropriateness of the use of the accounting principles applicable to a going concern. During the year ended October 31, 2025, the Company reported a net loss and comprehensive loss of $668,749 (2024 - $3,062,798, 2023 - $2,691,670) and negative cash flow from operations of $1,323,007 (2024 - $625,924, 2023 - $1,083,220).

The Company's working capital deficiency as at October 31, 2025 was $5,578,407 (October 31, 2024 - $6,693,448).

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

3. Basis of presentation

These consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board ("IFRS"). The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

These consolidated financial statements were authorized for issuance and release by the Company's Board of Directors on February 4, 2026.

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
For the years ended October 31, 2025, 2024, and 2023
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

(i) Fair value of options, warrants and conversion features

The Company makes estimates and utilizes assumptions in determining the fair value for stock options, warrants, and conversion features based on the application of option pricing valuation models, as detailed in note 11, depending on the circumstances. These pricing models require management to make various assumptions and estimates that are susceptible to uncertainty, including the volatility of the share price, expected dividend yield, expected term, risk- free interest rate, and exercise price.

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

(v) Estimated net realizable value of inventory

The net realizable value of inventory is estimated based on management's assessment of expected future use and recoverability in ongoing or planned development activities, taking into account technical feasibility, project status, and estimated costs to complete. Changes in development outcomes or project viability could result in adjustments to the carrying amount of these inventory.

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

(b) Financial instruments

All financial instruments are initially recorded at fair value at the time they are entered into. The Company aggregates its financial instruments in accordance with IFRS 9, Financial Instruments , into classes based on their nature and characteristics. Management determines the classification when the instruments are initially recognized, which is normally the date of the transaction. The Company's accounting policy for each class of financial instruments is as follows:

(i) Amortized cost

This category includes financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the solely principal and interest ("SPPI") criterion, and financial liabilities which are not required to be classified as fair value through profit or loss, and for which the Company has not elected to subsequently record at fair value through profit or loss.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2025, 2024, and 2023
(Expressed in United States dollars, unless otherwise noted)

4. Summary of material accounting policies (continued)

(i) Amortized cost (continued)

Financial instruments in this category are initially recognized at fair value plus directly attributable transaction costs. Subsequently, these instruments are measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial instrument and of allocating interest over the relevant period. The effective interest rate is the rate that discounts estimated future cash receipts through the expected life of the financial instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition. Financial assets are adjusted for any expected credit losses.

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
For the years ended October 31, 2025, 2024, and 2023
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

The derivative liabilities and warrany liabilities are measured at fair value on a recurring basis and categorized as level 2 in the fair value hierachy. The fair value of the derivative liabilities and warrant liabilities at October 31, 2025 are $421,409 and $753,660 (October 31, 2024 - $1,570,675 and $1,087,997). See note 11

(c) and note 12.

The Company's policy for determining when transfers between levels of fair value hierarchy occur is based on the date of the event or changes in circumstances that caused the transfer. During the years ended October 31, 2025 and 2024, there were no transfers between levels.

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

(g) Development costs

Research costs are expensed in the period incurred. Development costs are expensed as incurred unless they meet the criteria for capitalization. Expenditures during the development phase are capitalized if the Company can demonstrate each of the following criteria: (i) the technical feasibility of completing the asset so that it will be available for use or sale, (ii) its intention to complete the asset and use or sell it, (iii) its ability to use or sell the asset, (iv) how the asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the asset, and (vi) its ability to measure reliably the expenditure attributable to the asset during its development; otherwise, these costs are expensed as incurred. Costs to be recovered from development partners are recorded to development costs receivable. Payments received from development partners on projects are recorded to income as a recovery of costs incurred and reduce the outstanding receivable. There were no development costs incurred or recovery of such costs in 2025, 2024, or 2023.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2025, 2024, and 2023
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
For the years ended October 31, 2025, 2024, and 2023
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

(p) Inventory

Inventory is measured at the lower of cost and net realizable value. Cost comprises purchase costs, costs of conversion, and other costs incurred in bringing the inventories to their present location and condition. Net realizable value represents the estimated selling price in the ordinary course of business less estimated costs of completion and estimated costs to sell.

5. New accounting standards and pronouncements

(a) Amendment to IFRS 9, Financial Instruments and IFRS 7,Financial Instruments - Disclosures, Issued but not yet effective

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments - Disclosures. The amendments clarify the derecognition of financial liabilities and introduces an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system. The amendments also clarify how to asses the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG)-linked features and other similar contingent features and the treatment of non-recourse assets and contractually linked instruments (CLIs). Further, the amendments mandate additional disclosures in IFRS 7 for financial instruments with contingent features and equity instruments classified at FVOCI. The amendments are effective for annual periods starting on or after January 1, 2026. Retrospective application is required and early adoption is permitted.

(b) IFRS 18 Presentation and Disclosure in Financial Statements, Issued but not yet effective

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

(c) Amendment to IFRS 10, Consolidated Financial Statements and IAS 28, Investments in Associates and Joint Ventures, Issued but not yet effective

The amendment addresses a conflict between the requirements of IAS 28 and IFRS 10 and clarifies that in a transaction involving an associate or joint venture, the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. The effective date of these amendments is yet to be determined, however early adoption is permitted. The Company will adopt the amendment as of the effective date, and does not anticipate any material impact on adoption.

6. Patents

	As at				As at
	November 1,			Foreign	October 31,
	2024	Additions	Disposition	exchange	2025
Cost	$681,288	$-	$-	$-	$681,288
Accumulated amortization	681,288	-	-	-	681,288
Net book value	$-	-	-	-	$-

	As at				As at
	November 1,			Foreign	October 31,
	2023	Additions	Disposition	exchange	2024
Cost	$681,288	$-	$-	$-	$681,288
Accumulated amortization	681,288	-	-	-	681,288
Net book value	$-	-	-	-	$-

The Company holds several patents in the United States for its Multimodal Fluid Condition Sensor Platform. The patents are fully amortized as at October 31, 2025 and 2024.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2025, 2024, and 2023
(Expressed in United States dollars, unless otherwise noted)

7. Property and equipment

	As at				As at
	November 1,			Foreign	October 31,
	2024	Additions	Disposition	exchange	2025
Cost
Computers	$9,510	$2,729	$-	$-	$12,239
Right-of-use assets	48,408	34,972	(48,408)	-	34,972
	57,918	37,701	(48,408)	-	47,211
Accumulated depreciation
Computers	$6,340	$1,212	$-	$70	$7,622
Right-of-use assets	36,306	15,406	(48,408)	840	4,144
	42,646	16,618	(48,408)	910	11,766
Net book value	$15,272				$35,445

	As at				As at
	November 1,			Foreign	October 31,
	2023	Additions	Disposition	exchange	2024
Cost
Computers	$9,510	$-	$-	$-	$9,510
Right-of-use assets	48,408	-	-	-	48,408
	57,918	-	-	-	57,918
Accumulated depreciation
Computers	$4,981	$1,289	$-	$70	$6,340
Right-of-use assets	20,170	15,203	-	933	36,306
	25,151	16,492	-	1,003	42,646
Net book value	$32,767				$15,272

8. Debenture payable

The Company issued a debenture on March 17, 2020, with a principal amount of $51,500 CAD ($37,126 USD) and an original maturity date of June 17, 2020. The debenture's maturity date was extended by six month intervals. The most recent extension on June 17, 2025 extended the debenture to December 17, 2025. The extension of the debenture's maturity date resulted in a substantial modification of the existing terms of the debenture and accordingly was accounted for as an extinguishment. The debenture bears interest at an annual rate of 24% compounded monthly and is unsecured. As at October 31, 2025, the debenture had an outstanding balance of $37,119 ($51,500 CAD) (October 31, 2024 - $37,389 ($51,500 CAD)). During the year ended October 31, 2025, total interest expense of $8,828 (2024 - $9,081, 2023 - $9,170) was recognized in the consolidated statement of operations and comprehensive loss. As at the date of these consolidated financial statements were approved for issuance, the loan was not repaid.

9. Long-term loan

The Company was granted a $60,000 CAD ($44,806 USD) unsecured, interest-free loan from the Government of Canada under the Canada Emergency Business Account ("CEBA") program to cover its operating costs (the "CEBA Loan"). If the Company were to have repaid $40,000 CAD ($29,871 USD) of the aggregate amount advanced on or before January 18, 2024, the repayment of the remaining $20,000 CAD would have been forgiven. The balance was not paid by January 18, 2024, and as a result, on January 19, 2024 the CEBA loan was converted to a 3-year term loan, bearing interest at 5% per annum, paid monthly. The total principal balance plus any accrued and unpaid interest is payable in full on December 31, 2026. The amount of interest expense incurred during the year ended October 31, 2025 is $2,141 (2024 - $1,764) (2023 - $nil).

The continuity of the long-term loan is summarized as follows:

Balance, October 31, 2023	$43,254
Accrued interest	1,764
Foreign exchange	(212)
Balance, October 31, 2024	$44,806
Accrued interest	2,141
Foreign exchange	(326)
Balance, October 31, 2025	$46,621

The following represents a maturity analysis of the Company's undiscounted contractual loan obligations as at October 31, 2025:

USD
Less than one year	$2,167
Between one and five years	$43,700

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2025, 2024, and 2023
(Expressed in United States dollars, unless otherwise noted)

10. Leases

(a) As a lessee

The lease obligation relates to the use of office space in Toronto, Ontario. The original lease agreement had a term of August 1, 2022 to July 31, 2025. On June 16, 2025, the Company entered into a lease extension agreement, whereby the lease term was extended for additional 2 years, expiring July 31, 2027. The lease liability was remeasured at the date of the modification, using an incremental borrowing rate of 9%.

The lease liability is summarized as follows:

Balance, October 31, 2022	$44,784
Interest expense	3,323
Lease payments	(18,932)
Foreign exchange	(121)
Balance, October 31, 2023	29,054
Interest expense	1,820
Lease payments	(19,201)
Foreign exchange	307
Balance, October 31, 2024	11,980
Lease extension	34,972
Interest expense	1,044
Lease payments	(17,377)
Foreign exchange	(66)
Balance, October 31, 2025	$30,553

The following represents a maturity analysis of the Company's undiscounted contractual lease obligations as at October 31, 2025:

USD
Less than one year	$18,935
Between one and five years	$14,201

(b) As a lessor

The Company sub-let a portion of its office space under a lease agreement for a term of three years, that expired July 31, 2025. The Company entered into a lease extension agreement, whereby the sublease term was extended for additional 2 years, expiring July 31, 2027. The sub-lease is classified as an operating lease because it does not transfer substantially all of the risks and rewards incidental to ownership of the asset.

For the year ended October 31, 2025, the Company recognized a total of $14,492 (2024 - $17,205, 2023 - $17,682) as rental income which has been recorded as a reduction to general and administrative expenses on the consolidated statement of operations and comprehensive loss.

The following represents a maturity analysis of the Company's lease payments to be received after October 31, 2025:

USD
Less than one year	$14,489
Between one and five years	$10,867

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2025, 2024, and 2023
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

All loan principal amounts and conversion prices are expressed in original currency and all remaining dollar amounts are expressed in USD.

(a) Current period information presented in the consolidated financial statements

Convertible debentures outstanding as at October 31, 2025:

*Denominated in CAD	USD (equity	CAD (embedded		USD (embedded
	component)	derivative)		derivative)	Total
Loan principal outstanding	$1,717,541	$2,158,314	*	$488,750

Terms of loan
Annual stated interest rate	12% - 24%	12% - 24%		2% - 4%
Effective annual interest rate	24%	23% - 24%		24% - 176%
Conversion price to common shares	$0.03 - $0.04	$0.05 - $0.10
Remaining life (in months)	0 - 4	0 - 6		0 - 12

Consolidated Statement of Financial Position
Carrying value of loan principal	$1,717,541	$1,494,980		$185,858	$3,398,379
Interest payable	326,127	533,990		36,063	896,180
Convertible debentures	$2,043,668	$2,028,970		$221,921	$4,294,559
Derivative liabilities	$-	$191,039		$230,370	$421,409
Equity component of convertible debentures	$1,898,142	$-		$-	$1,898,142

For the year ended October 31, 2025:
	USD (equity	CAD (embedded	USD (embedded
	component)	derivative)	derivative)	Total
Consolidated Statement of Operations and Comprehensive Loss
Accretion expense	$5,636	$143,047	$141,525	$290,208
Interest expense	$364,137	$235,626	$12,535	$612,298
Loss (gain) on revaluation of derivative liabilities	$-	$(1,317,070)	$(43,393)	$(1,360,463)
Loss (gain) on conversion of convertible debentures	$-	$-	$9,821	$9,821
Loss (gain) on repayment of convertible debentures	$-	$(9,522)	$15,006	$5,484
Loss (gain) on extinguishment of convertible debentures	$(5,636)	$(16,358)	$129,355	$107,361

Consolidated Statement of Changes in Equity
Amount of principal converted to common shares	$-	$66,000 *	$103,275
Amount of interest converted to common shares	$44,106	$84,000 *	$2,025
Number of common shares issued on conversion of convertible
debentures	1,600,588	-	3,073,940	4,674,528

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2025, 2024, and 2023
(Expressed in United States dollars, unless otherwise noted)

11. Convertible debentures (continued)

(a) Current period information presented in the consolidated financial statements

	USD (equity	CAD (embedded	USD (embedded
	component)	derivative)	derivative)	Total
Consolidated Statement of Cash Flows
Amount of principal repaid in cash	$16,000	$17,596	$384,319	$417,915
Amount of interest repaid in cash	$8,209	$59,714	$7,087	$75,010

(i) Conversion price defined as 75% multiplied by the average of the lowest 3 closing stock prices for the 10 trading days prior to conversion date.

(b) Comparative information presented in the consolidated financial statements

Convertible debentures outstanding as at October 31, 2024:

*Denominated in CAD	USD (equity	CAD (embedded		USD (embedded
	component)	derivative)		derivative)	Total
Loan principal outstanding	$1,413,245	$1,523,657	*	$231,250

Terms of loan
Annual stated interest rate	12% - 24%	12% - 24%		2% - 4%
Effective annual interest rate	24%	14% - 270%		24% - 176%
Conversion price to common shares	$0.03 - $0.04	$0.05 - $0.10	*	(i) - (ii)
Remaining life (in months)	0 - 4	0 - 6		0 - 12

Consolidated Statement of Financial Position
Carrying value of loan principal	$1,413,245	$1,461,356		$106,347	$2,980,948
Interest payable	333,000	506,685		32,640	872,325
Convertible debentures	$1,746,245	$1,968,041		$138,987	$3,853,273
Derivative liabilities	$-	$1,444,932		$125,743	$1,570,675
Equity component of convertible debentures	$696,671	$-		$-	$696,671

(i) Conversion price defined as 75% multiplied by the average of the lowest 3 closing stock prices for the 10 trading days prior to conversion date.

(ii) Conversion price defined as 75% multiplied by the lowest stock price for the 20 trading days prior to conversion date.

For the year ended October 31, 2024:

	USD (equity	CAD (embedded	USD (embedded
	component)	derivative)	derivative)	Total
Consolidated Statement of Operations and Comprehensive Loss
Accretion expense	$5,636	$174,437	$92,428	$272,501
Interest expense	$329,432	$262,743	$10,725	$602,900
Loss (gain) on revaluation of derivative liabilities	$-	$179,315	$(100,400)	$78,915
Loss (gain) on conversion of convertible debentures	$-	$-	$45,535	$45,535
Loss (gain) on repayment of convertible debentures	$-	$(8,269)	$70,522	$62,253
Loss (gain) on extinguishment of convertible debentures	$(5,636)	$376,297	$81,587	$452,248

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2025, 2024, and 2023
(Expressed in United States dollars, unless otherwise noted)

11. Convertible debentures (continued)

(b) Comparative information presented in the consolidated financial statements

	USD (equity	CAD (embedded		USD (embedded
	component)	derivative)		derivative)	Total
Consolidated Statement of Changes in Equity
Amount of principal converted to common shares	$159,106	$60,197	*	$431,907
Amount of interest converted to common shares	$44,106	$197	*	$8,469

Number of common shares issued on conversion of convertible debentures	5,566,285	1,203,945		30,035,070	36,805,300

Consolidated Statement of Cash Flows
Amount of principal repaid in cash	$16,000	$88,326		$183,134	$287,460
Amount of interest repaid in cash	$14,339	$58,528		$-	$72,867

For the year ended October 31, 2023:

*Denominated in CAD	USD (equity	CAD (embedded		USD (embedded
	component)	derivative)		derivative)	Total
Consolidated Statement of Operations and Comprehensive Loss
Accretion expense	$18,258	$243,162		$18,414	$279,834
Interest expense	$273,458	$254,523		$12,948	$540,929
Loss (gain) on revaluation of derivative liabilities	$-	$(507,186)		$(151,317)	$(658,503)
Loss (gain) on conversion of convertible debentures	$-	$-		$21,120	$21,120
Loss (gain) on repayment of convertible debentures	$-	$-		$27,243	$27,243
Loss (gain) on extinguishment of convertible debentures	$33,488	$1,169,800		$197,535	$1,400,823

Consolidated Statement of Changes in Equity
Amount of principal converted to common shares	$250,000	$455,000	*	$232,700
Amount of interest converted to common shares	$30,016	$204,189	*	$4,654

Number of common shares issued on conversion of convertible debentures	6,406,250	14,391,709		9,548,701	30,346,660

Consolidated Statement of Cash Flows
Amount of principal repaid in cash	$-	$-		$270,000	$270,000
Amount of interest repaid in cash	$12,973	$47,353		$4,353	$64,679

(c) Fair value of derivative liabilities outstanding

The fair value of the derivative liabilities is determined with option pricing models. The underlying assumptions are as follows:

	As at	As at
	October 31,	October 31,
	2025	2024
Volatility factor (based on historical volatility)	30% - 129%	140% - 203%
Risk free interest rate	2.22% - 2.28%	3.18% - 3.50%
Expected life of conversion features (in months)	0 - 12	0 - 12
Expected dividend yield	0%	0%
CDN to USD exchange rate (as applicable)	0.7134	0.7186
Call value	$0.00 - $0.01	$0.02 - $0.04

The key unobservable input in these models relates to volatility. Volatility was estimated using the historical volatility of the Company's stock prices for common shares. Changes in these assumptions may affect the fair value estimates of the derivative liabilities.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2025, 2024, and 2023
(Expressed in United States dollars, unless otherwise noted)

12. Warrant liability

During the year ended October 31, 2025, the Company issued warrants as specified in note 13. These warrants were issued in connection with private placements and in debt settlement arrangements. The details of the warrants issued, including the exercise price and expiry date, are disclosed in note 13.

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

	January 2, 2025	January 7, 2025	June 17, 2025	October 10, 2025
	(Grant Date)	(Grant Date)	(Grant Date)	(Grant Date)
Share price	$0.04 ($0.05 CAD)	$0.04 ($0.05 CAD)	$0.02 ($0.03 CAD)	$0.04 ($0.05 CAD)
Exercise price	$0.04 ($0.05 CAD)	$0.04 ($0.05 CAD)	$0.05 ($0.07 CAD)	$0.04 ($0.06 CAD)
Volatility factor (based on historical volatility)	157%	157%	161%	151%
Risk free interest rate	2.92%	2.92%	2.71%	2.47%
Expected life (in years) of warrant	3	3	3	1
Expected dividend yield	0%	0%	0%	0%

				September 26,
	July 18, 2024	July 24, 2024	September 24, 2024	2024
	(Grant Date)	(Grant Date)	(Grant Date)	(Grant Date)
Share price	$0.01 ($0.02 CAD)	$0.01 ($0.02 CAD)	$0.01 ($0.02 CAD)	$0.06 ($0.08 CAD)
Exercise price	$0.04 ($0.05 CAD)	$0.04 ($0.05 CAD)	$0.04 ($0.05 CAD)	$0.04 ($0.05 CAD)
Volatility factor (based on historical volatility)	153%	155%	160%	160%
Risk free interest rate	3.83%	3.77%	2.95%	3.01%
Expected life (in years) of warrant	3	3	3	3
Expected dividend yield	0%	0%	0%	0%

As at October 31, 2025, the Company re-valued the warrant liability with the following inputs, assumptions and results, respectively:

	October 31, 2025	October 31, 2024
Share price	$0.03 ($0.05 CAD)	$0.06 ($0.08 CAD)
Exercise price	$0.04 ($0.05 CAD) - $0.05 ($0.07 CAD)	$0.04 ($0.05 CAD)
Volatility factor (based on historical volatility)	132% - 165%	154% - 156%
Risk free interest rate	2.39%	3.09%
Expected life (in years) of warrant	0 - 3	3
Expected dividend yield	0%	0%

The following summarizes the activity for warrants classified as a liability for the year ended October 31, 2025:

	Number of	Value	Weighted average
	warrants	of warrants	exercise price

Outstanding at October 31, 2023	-	$-	$-
Issued in a private placement (note 13 (b))	20,762,220	192,300	0.04
Issued for debt settlement (note 13(b))	1,333,333	69,304	0.04
Loss (gain) on revaluation of outstanding warrant liabilities		826,393
Outstanding at October 31, 2024	22,095,553	1,087,997	$0.04
Issued in a private placement (note 13 (c) (i-iii))	23,095,983	365,585	0.04
Issued for debt settlement (note 13(b))	3,000,000	91,720	0.04
Exercise of warrants (note 13 (d))	(12,150,205)	(563,017)	0.04
Loss (gain) on revaluation of outstanding warrant liabilities		(228,625)	-
Outstanding at October 31, 2025	36,041,331	$753,660	$0.04

During the year ended October 31, 2025, the Company allocated cash issuance costs totalling $24,558 (2024 - $13,326) to the warrants issued, which were included in other finance expenses in the statement of operations and comprehensive loss. See note 13.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2025, 2024, and 2023
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

(b) Outstanding

	Number	Amount
Outstanding at October 31, 2022	467,607,678	$87,784,725
Issuance of common shares and units for cash (note 13 (c) (vi))	9,864,500	535,525
Cash share issuance costs	-	(25,586)
Exercise of stock options	2,550,000	434,822
Convertible debentures converted into common shares (note 11)	30,346,660	1,742,226
Outstanding at October 31, 2023	510,368,838	$90,471,712
Issuance of common shares and units for cash (note 13 (c) (v))	24,478,227	439,155
Cash share issuance costs	-	(24,520)
Broker warrants issued	-	(3,909)
Shares issued on settlement of accounts payable	1,333,333	79,167
Convertible debentures converted into common shares (note 11)	36,805,300	716,674
Outstanding at October 31, 2024	572,985,698	$91,678,279
Issuance of common shares and units for cash (note 13 (c) (i-iii))	23,095,983	560,498
Cash share issuance costs (note 13 (c) (i, ii, iii))	-	(31,515)
Shares issued on settlement of debt (note 13 (iv))	3,000,000	106,240
Exercise of warrants classified as liability (note 13 (d))	12,150,205	984,170
Exercise of broker warrants (note 14)	184,000	7,406
Convertible debentures converted into common shares (note 11)	4,674,528	162,366
Outstanding at October 31, 2025	616,090,414	$93,467,444

(c) Private placements and arrangements with convertible debt

(i) On January 2, 2025, the Company completed a non-brokered private placement and issued 5,100,000 units at $0.04 ($0.05 CAD) per unit for gross proceeds of $177,248. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.04 (CAD $0.05) for a period of 3 years following the issue date of the units. The proceeds from issuance were allocated between common shares and warrants based on relative fair value on the date of issuance. The Company has estimated the fair value of these warrants at $80,293 using the Black-Scholes option pricing model. See note 12. All securities issued are subject to a 4 month hold period expiring May 2, 2025. There were no finder's fee paid in connection with the financing. The Company incurred cash share issuance costs totalling $4,766 and allocated $2,680 to the common shares and $2,086 to the warrants issued.

(ii) On June 17, 2025, the Company completed a non-brokered private placement and issued 8,929,583 units at $0.04 ($0.06 CAD) per unit for gross proceeds of $389,937. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.05 (CAD $0.07) for a period of 3 years following the issue date of the units. The proceeds from issuance were allocated between common shares and warrants based on relative fair value on the date of issuance. The Company has estimated the fair value of these warrants at $170,453 using the Black-Scholes option pricing model. See note 12. All securities issued are subject to a 4 month hold period expiring October 17, 2025. There were no finder's fee paid in connection with the financing. The Company incurred cash share issuance costs totalling $26,760 and allocated $15,163 to the common shares and $11,597 to the warrants issued.

(iii) On October 10, 2025, the Company closed a brokered private placement of 9,066,400 units at $0.04 ($0.055 CAD) per unit for gross proceeds of $358,898. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.04 (CAD $0.06) for a period of 1 year following the issue date of the units. The proceeds from issuance were allocated between common shares and warrants based on relative fair value on the date of issuance. The Company has estimated the fair value of these warrants at $114,839 using the Black- Scholes option pricing model. See note 12. All securities issued are subject to a 4 month hold period expiring February 10, 2026. There were no finder's fee paid in connection with the financing. The Company incurred cash share issuance costs totalling $24,547 and allocated $13,672 to the common shares and $10,875 to the warrants issued.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2025, 2024, and 2023
(Expressed in United States dollars, unless otherwise noted)

13. Share capital (continued)

(c) Private placements and arrangements with convertible debt (continued)

(iv) During the year ended October 31, 2025, $119,615 of convertible debt was settled in exchange for the issuance of 3,000,000 units. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.04 (CAD $0.05) for a period of 3 years following the issue date of the units. The Company has estimated the fair value of the common shares at $106,240 and the fair value of the warrants at $91,720 using the Black-Scholes option pricing model. See note 12. A loss on debt settlement in the amount of $78,345 was recognized in the consolidated statement of operations and comprehensive loss.

(v) During the year ended October 31, 2024, the Company completed private placements with investors consisting of common shares with warrants, pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received net proceeds of $600,749, issued a total of 24,478,227 common shares, 20,762,220 warrants and 247,000 broker warrants.

(vi) During the year ended October 31, 2024, $29,687 of accounts payable was settled in exchange for the issuance of 1,333,333 units. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.04 (CAD $0.05) for a period of 3 years following the issue date of the units. The Company has estimated the fair value of the common shares at $79,167 and the fair value of the warrants at $69,304 using the Black-Scholes option pricing model. See note 12. A loss on debt settlement in the amount of $118,784 was recognized in the statement of operations and comprehensive loss.

(vii) In 2023, the Company completed 26 private placements with investors consisting of common shares with no warrants, pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received net proceeds of $509,939 and issued a total of 9,864,500 common shares.

(d) Exercise of warrants

On January 28, 2025, 1,679,800 warrants were exercised for proceeds of $57,360 ($83,082 CAD). The warrants were valued immediately prior to exercise at $66,814 and transferred to share capital.

On March 10, 2025, 9,803,739 warrants were exercised for proceeds of $339,699 ($490,187 CAD). The warrants were valued immediately prior to exercise at $461,307 and transferred to share capital.

On May 1, 2025, 666,666 warrants were exercised for proceeds of $24,094 ($33,333 CAD). The warrants were valued immediately prior to exercise at $34,897 and transferred to share capital.

14. Warrants

The following summarizes the broker warrants activity for the year ended October 31, 2025:

	Number of	Grant date Fair	Weighted average
	warrants	value	exercise price
Outstanding at October 31, 2023	-	$-	$-
Granted	247,000	3,909	0.04
Outstanding at October 31, 2024	247,000	3,909	$0.04
Exercised	(184,000)	(700)	(0.04)
Outstanding at October 31, 2025	63,000	$3,209	$0.07

The following table summarizes the warrants outstanding and exercisable as at October 31, 2025:

Expiry	Number of	Exercise	Remaining
date	warrants	price	contractual life
December 22, 2025	63,000	$0.07 ($0.095 CAD)	0.14
	63,000	$0.07 ($0.095 CAD)	0.14

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2025, 2024, and 2023
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

(b) Summary of changes
		Weighted average
	Number of options	exercise price
Outstanding at October 31, 2023	9,775,000	$0.06
Expired	(1,025,000)	0.12
Outstanding at October 31, 2024	8,750,000	$0.06
Outstanding at October 31, 2025	8,750,000	$0.06

(c) Stock options outstanding at October 31, 2025

There were nil options issued to directors, officers, employees and consultants during the year ended October 31, 2025 (2024 - nil, 2023 - 3,000,000).

			Weighted average
				Remaining
Date of issue	Expiry date	Number of options	Exercise price	contractual life
November 13, 2020	November 13, 2025	5,750,000	$0.05	0.0
October 8, 2021	October 8, 2026	1,000,000	0.07	0.9
March 20, 2023	March 20, 2028	2,000,000	0.07	2.4
Outstanding at October 31, 2025		8,750,000	$0.06	0.7

Of the total options outstanding, 8,750,000 are exercisable as at October 31, 2025 (2024 - 8,750,000).

During the year ended October 31, 2025, the Company recorded an expense of $nil related to the vesting of stock options (2024 - $6,517, 2023 - $217,965).

16. Operating expenses

(a) General and administration

The components of general and administration expenses are as follows:

	Notes	2025	2024	2023
General and administration		$128,034	$42,113	$70,584
Rent and occupancy	10 (b)	19,702	18,514	17,663
Office insurance		2,599	1,986	1,930
Investor relations, listing and filing fees		45,956	77,535	52,756
Telephone		10,926	6,488	5,683
		$207,217	$146,636	$148,616

(b) Professional, other fees and salaries

The components of professional, other fees and salaries expenses are as follows:

	2025	2024	2023
Professional fees	$260,801	$98,412	$144,244
Consulting fees	83,181	40,977	67,664
Salaries and benefits	324,140	252,017	398,144
	$668,122	$391,406	$610,052

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2025, 2024, and 2023
(Expressed in United States dollars, unless otherwise noted)

17. Loss per share

Basic and diluted loss per share are calculated using the following numerators and denominators:

	2025	2024	2023
Numerator
Net loss attributable to common shareholders and used in computation of basic and diluted loss per share	$(668,749)	$(3,062,798)	$(2,691,670)

Denominator
Weighted average number of common shares for computation of basic and diluted loss per share	594,562,871	529,474,454	490,310,376

For the years ended October 31, 2025, 2024 and 2023, all stock options, warrants and conversion features were anti-dilutive and, therefore, are excluded from the calculation of diluted loss per share.

18. Supplemental cash flow information

The following provides a reconciliation of the cash flows from convertible debentures and derivative liabilities :

	Years ended October 31,
	2025	2024	2023
Balance - beginning of year	$5,423,948	$4,627,452	$4,433,363
Cash flows from financing activities:
Proceeds from issuance of convertible debentures	562,000	417,950	645,151
Repayments of convertible debentures	(417,915)	(287,460)	(270,000)
Non-cash changes:
Accretion expense	290,208	272,501	279,834
Accrued interest on convertible debentures	537,288	530,033	471,596
Loss (gain) on revaluation of derivative liabilities	(1,360,463)	78,915	(658,503)
Loss (gain) on conversion of convertible debentures	9,821	45,535	21,120
Loss (gain) on repayment of convertible debentures	5,484	62,253	27,243
Loss (gain) on extinguishment of convertible debentures	(21,994)	388,985	1,400,823
Convertible debentures converted into common shares	(162,366)	(680,701)	(1,656,422)
Convertible debentures settled for units	(119,615)	-	-
Foreign exchange (gain) loss	(30,428)	(31,515)	(66,753)
Balance - end of year	$4,715,968	$5,423,948	$4,627,452

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2025, 2024, and 2023
(Expressed in United States dollars, unless otherwise noted)

19. Income taxes

(a) The reconciliation of income tax attributed to continuing operations computed at the statutory tax rates to income tax expense is as follows:

	2025	2024	2023
Loss before income taxes	$(668,749)	$(3,062,798)	$(2,691,670)
Statutory tax rate	26.5%	26.5%	26.5%
Expected income tax recovery	$(177,218)	$(811,641)	$(713,293)
Accretion expense and loss (gain) on convertible debentures and derivative liabilities	(285,390)	224,771	283,688
Stock-based compensation	-	1,727	57,761
Non-deductible (non-taxable) expenses and financing costs	8,746	239,387	(13,660)
Effect of changes in exchange rates	61,744	30,403	74,714
Other	9,382	-	-
Change in deferred tax assets not recognized	382,736	315,353	310,790
	$-	$-	$-

(b) Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	2025	2024	2023
Non-capital losses	$9,579,099	$9,163,035	$8,833,940
Capital losses	158,010	159,162	159,671
Property, equipment, patents and deferred costs	1,559,553	1,591,255	1,605,743
	$11,296,662	$10,913,452	$10,599,354
Deferred tax asset not recognized	(11,296,662)	(10,913,452)	(10,599,354)
	$-	$-	$-

As at October 31, 2025 and 2024, the Company assessed that it is not probable that sufficient taxable profit will be available to use deferred income tax assets based on operating losses in prior years; therefore, there are no balances carried in the consolidated statements of financial position for such assets.

(c) The Company has non-capital losses of approximately $36 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. As at October 31, 2025, the tax losses expire as follows:

	Canada	United States	Total
2026	$1,713,894	$-	$1,713,894
2027	1,441,250	-	1,441,250
2028	-	-	-
2029	1,477,090	143,721	1,620,811
2030	1,992,980	1,880,897	3,873,877
2031	1,200,708	18,526	1,219,234
2032	1,330,697	325,793	1,656,490
2033	1,612,936	157,463	1,770,399
2034	2,333,371	679,089	3,012,460
2035	2,636,912	570,901	3,207,813
2036	3,094,565	441,019	3,535,584
2037	2,477,289	232,714	2,710,003
2038	1,674,739	317	1,675,056
2039	1,498,126	-	1,498,126
2040	504,648	-	504,648
2041	874,389	-	874,389
2042	1,241,057	-	1,241,057
2043	1,474,043	-	1,474,043
2044	1,329,031	-	1,329,031
2045	1,789,382	-	1,789,382
	$31,697,105	$4,450,440	$36,147,545

(d) In addition, the Company has available capital loss carryforwards of approximately $1.2 million to reduce future taxable capital gains, the benefit of which has not been recognized in these consolidated financial statements. Capital losses carry forward indefinitely.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2025, 2024, and 2023
(Expressed in United States dollars, unless otherwise noted)

20. Key management compensation and related party transactions

The Company reports the following related party transactions:

(a) Key management compensation

Key management personnel are persons responsible for planning, directing and controlling activities of the Company, including officers and directors. Compensation paid or payable to these individuals (or companies controlled by such individuals) is summarized as follows:

	2025	2024	2023
Professional, other fees, and salaries	$139,197	$77,823	$214,914
Stock-based compensation	-	-	82,946
	$139,197	$77,823	$297,860

During the year ended October 31, 2025 and 2024, there were no options awarded to key management. During the year ended October 31, 2023, key management were awarded 1,340,000 options as part of the total 3,000,000 issued.

(b) Trade payables and other liabilities

Included in accounts payable at October 31, 2025 is $nil payable to a corporation controlled by an officer of the Company (October 31, 2024 - $28,161). In addition, at October 31, 2025, accounts payable includes $nil payable to a director (October 31, 2024 - $2,436).

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

The Company reports the recovery of this contingent asset as funds are received. In the year ended October 31, 2025 the Company has recorded a recovery of $22,653 as a reduction of legal expenses (2024 - $26,648, 2023 - $23,555).

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

(d) On March 23, 2023, the Company signed a letter of intent (the "LOI") with companies incorporated in Romania (the "Parties") whereby the Parties intend to collaborate for the development of certain hardware equipment (the "Project"). Under the LOI, the Parties will provide full payment for the hardware equipment and the Company will provide all engineering support and expertise as required. At October 31, 2025 a formal agreement relating to the Project has not been executed.

As at October 31, 2024, the total advances were recorded as a deposit liability and the third party payments were recorded as prepaid expenses. During the year ended October 31, 2025, the hardware equipment was produced, and the amounts transferred to inventory. As at October 31, 2025, the Company determined that the net realizable value was $nil, and the full amount of $126,000 was expensed.

(e) On December 3, 2024, the Company entered into an agreement with a third party to conduct research with the intention to develop intellectual property. If the project is successful, the Company will have the right to obtain a license for use of the intellectual property, the terms of which to be negotiated at that time. As at October 31, 2025, the Company has paid $47,795 ($67,000 CAD) (2024 - $nil), which has been recognized as an expense. As at October 31, 2025, the Company is committed to pay an additional $23,541 ($33,000 CAD) on November 6, 2026. The agreement may be terminated with thirty days notice. There can be no assurances that the agreement will lead to successful development of intellectual property as contemplated, or at all.

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2025, 2024, and 2023
(Expressed in United States dollars, unless otherwise noted)

22. Capital risk management

The Company's objectives when managing capital are to (i) maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, (ii) ensure it has sufficient cash resources to further develop and market its technologies and (iii) maintain its ongoing operations. The Company defines its capital as its net assets, i.e. total assets less total liabilities. In order to secure the additional capital necessary to pursue these objectives, the Company may attempt to raise additional funds through the issuance of equity or convertible debentures or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended October 31, 2025.

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

As at October 31, 2025, and October 31, 2024, balances that are denominated in CAD are as follows:

	As at	As at
	October 31,	October 31,
	2025	2024
	CAD	CAD
Cash	$232,612	$34,362
Other receivables	$20,548	$10,182
Trade payables and other liabilities	$371,095	$439,667
Convertible debentures	$2,844,085	$2,738,716
Debenture payable	$52,031	$52,031
Derivative liabilities	$267,787	$2,010,760
Warrant liabilities	$1,056,434	$1,514,051
Long-term loan	$65,351	$62,351

A 10% strengthening of the US dollar against the CAD dollar would decrease net loss and comprehensive loss by $314,000 as at October 31, 2025 (October 31, 2024 - decrease net loss and comprehensive loss by $487,000). A 10% weakening of the USD against the CAD would have the opposite effect of the same magnitude.

(b) Interest rate risk

Interest rate risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in market interest rates. The Company is exposed to interest rate risk on its interest-bearing convertible debentures, long-term loan and debenture payable. The exposure to interest rates on convertible debentures and the debenture payable is limited due to the short-term nature of these instruments. The Company's long- term loan is at a fixed interest rate. The exposure to interest rates for the Company is considered minimal.

(c) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company has exposure to credit risk from its cash. The maximum exposure to credit risk is the carrying value of these financial assets, which amounted to $250,148 as at October 31, 2025 (October 31, 2024 - $125,705).

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
For the years ended October 31, 2025, 2024, and 2023
(Expressed in United States dollars, unless otherwise noted)

23. Financial risk management (continued)

(d) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company's policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company's management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise. With the exception of the long-term loan, all financial liabilities are due within 1 year as at October 31, 2025.

(i) Trade payables

The following represents an analysis of the maturity of trade payables:

	As at	As at
	October 31,	October 31,
	2025	2024
Over 30 days past billing date	$264,806	$336,575
	$264,806	$336,575

(ii) Convertible debentures and derivative liabilities

The following represents an analysis of the maturity of the convertible debentures and derivative liabilities:

	As at October 31,		As at October 31,
	2025		2024
	Convertible debentures	Debenture payable	Convertible debentures	Debenture payable
Less than three months	$2,553,796	$37,119	$2,492,556	$37,389
Three to six months	1,644,597	-	1,376,673	-
Six to twelve months	443,750	-	171,250	-
	$4,642,143	$37,119	$4,040,479	$37,389

(iii) Warrant liabilities

The following represents an analysis of the maturity of warrant liabilities:

	As at	As at
	October 31,	October 31,
	2025	2024
Less than one year	$-	$-
Between one to five years	753,660	1,087,997
Greater than five years	-	-
	$753,660	$1,087,997

(iv) Long-term debt

The following represents an analysis of the maturity of long-term debt:

	As at	As at
	October 31,	October 31,
	2025	2024
Less than one year	$-	$-
Between one to five years	49,732	49,477
Greater than five years	-	-
	$49,732	$49,477

Micromem Technologies Inc.
Notes to Consolidated Financial Statements
For the years ended October 31, 2025, 2024, and 2023
(Expressed in United States dollars, unless otherwise noted)

24. Subsequent events

Subsequent to October 31, 2025:

(a) The Company secured three (3) private placements with investors consisting of common shares and warrants pursuant to prospectus and registrations set forth in applicable securities law. The Company realized gross proceeds of $236,005 ($327,778 CAD) and issued a total of 6,555,555 common shares.

(b) The Company secured $82,500 in convertible debentures with a 9 month term and conversion features, becoming effective six months after initiation date.

(c) 63,000 warrants with an exercise price of $0.07 expired. 5,750,000 stock options with an exercise price of $0.05 expired.

(d) The Company made partial payments of $39,200 ($54,950 CAD) and of $70,000 towards convertible debentures.

(e) .The Company extended convertible debentures that were within 3 months of maturity date October 31, 2025 for an additional six (6) months.

(f) .The Company issued a total of 5,900,000 common share options to directors, officers and employees in December 2025. These stock options have an exercise price of $0.04 ($0.05 CAD) per share. These options are fully vested upon issuance. 4,000,000 of the common shares options issued were to related parties of the Company.

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

Dated: February 20, 2026.